Form 20-F
period 2002-06-30
PROGEN INDUSTRIES LTD
filed 2002-12-23
CIK 943502

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended June 30, 2002
                               -------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

                         Commission file number 0-29228
                                                -------

                            PROGEN INDUSTRIES LIMITED
             (Exact name of Registrant as specified in its charter)
                         ______________________________
                 (Translation of Registrant's Name into English)

                                    Australia
                                    ---------
                 (Jurisdiction of incorporation or organization)

              2806 Ipswich Road, Darra 4076, Queensland, Australia
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

        Title of each Class           Name of each Exchange on which Registered
        -------------------           -----------------------------------------
                None                                    None

 Securities registered or to be registered pursuant to Section 12(g) of the Act,
                                 Ordinary Shares
                                 ---------------
                                (Title of Class)

  Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act.
                                      None
                                      ----
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 24,391,869 (24,391,869 as of December 19, 2002)

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  X        No
    ---          ---

Indicate by check mark which financial statement item the registrant has elected to follow.
Item  17       Item  18  X
         ---            ---

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes           No
    ---          ---

                                TABLE OF CONTENTS
                                -----------------

                                                                     Page
                                                                     ----
ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS. . .     3
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE. . . . . . . . . .     3
ITEM 3.  KEY INFORMATION. . . . . . . . . . . . . . . . . . . . . .     3
            SUMMARY . . . . . . . . . . . . . . . . . . . . . . . .     3
            SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . .     7
            CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS. .     7
            RISK FACTORS. . . . . . . . . . . . . . . . . . . . . .     8
ITEM 4.  INFORMATION ON THE COMPANY . . . . . . . . . . . . . . . .    19
            BUSINESS. . . . . . . . . . . . . . . . . . . . . . . .    19
               Overview . . . . . . . . . . . . . . . . . . . . . .    19
               Development Programs . . . . . . . . . . . . . . . .    20
                    Cancer Therapeutics . . . . . . . . . . . . . .    20
                    Cardiovascular Therapeutics . . . . . . . . . .    24
               Drug Discovery Technology. . . . . . . . . . . . . .    27
               Additional Research Programs . . . . . . . . . . . .    28
               Research and Clinical Collaborations . . . . . . . .    29
               Biotechnology Business . . . . . . . . . . . . . . .    32
                    Life Sciences . . . . . . . . . . . . . . . . .    32
                    Contract Services . . . . . . . . . . . . . . .    32
               Manufacturing Facilities . . . . . . . . . . . . . .    32
               Government Regulation. . . . . . . . . . . . . . . .    33
               Patent Rights; Licenses and Proprietary Technology .    38
               Competition. . . . . . . . . . . . . . . . . . . . .    40
               Employees. . . . . . . . . . . . . . . . . . . . . .    41
               Dividend Policy. . . . . . . . . . . . . . . . . . .    41
               Legal Proceedings. . . . . . . . . . . . . . . . . .    41
            MANAGEMENT. . . . . . . . . . . . . . . . . . . . . . .    42
               Directors and Executive Officers . . . . . . . . . .    42
               Key Employees. . . . . . . . . . . . . . . . . . . .    45
               Board Composition and Committees . . . . . . . . . .    46
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS . . . . . . .    47
            SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . .    47
            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS. . . . . . . . .    48
ITEM 6.  DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES. . . . . . . . .    53
            Directors and Senior Management . . . . . . . . . . . .    53
            Compensation. . . . . . . . . . . . . . . . . . . . . .    53
            Share Ownership . . . . . . . . . . . . . . . . . . . .    54
            Option Plans. . . . . . . . . . . . . . . . . . . . . .    54
            Employment Agreements . . . . . . . . . . . . . . . . .    55
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. . . . .    56
            PRINCIPAL SHAREHOLDERS. . . . . . . . . . . . . . . . .    56
            RELATED PARTY TRANSACTIONS. . . . . . . . . . . . . . .    58
ITEM 8.  FINANCIAL INFORMATION. . . . . . . . . . . . . . . . . . .    58
ITEM 9.  THE OFFER AND LISTING. . . . . . . . . . . . . . . . . . .    58
ITEM 10. ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . .    61
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK    65
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . .    65
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES . . . . . .    65
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS. . . . . . . . . . . . . . . . . . .    65
ITEM 15. CONTROLS AND PROCEDURES. . . . . . . . . . . . . . . . . .    65
ITEM 16. [RESERVED] . . . . . . . . . . . . . . . . . . . . . . . .    65
ITEM 17. FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . .    66
ITEM 18. FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . .    66
ITEM 19. EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . .    66

All references in this annual report to dollars or $ are to the currency of the United States of America; and references to Australian dollars or A$ are to the currency of Australia.

                                     PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.


ITEM 3.     KEY INFORMATION

                                     SUMMARY

OVERVIEW

     Progen Industries Limited is an Australian-based, globally focused biopharmaceutical company committed to the discovery, development and commercialization of small molecule pharmaceuticals for the treatment of a variety of diseases for which there is a significant demand for new therapies. Our drug discovery efforts are focused on the development of potent, selective inhibitors of carbohydrate-protein interactions implicated in a range of different diseases.

     Our lead small molecule oncology drug candidate, PI-88, has anti-angiogenic, anti-metastatic and anti-thrombotic properties. PI-88 has entered four clinical trials, including a Phase I/II trial in the U.S. for advanced malignancies and a multicenter Phase II trial in Australia for multiple myeloma (bone marrow cancer) under an active Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA.

     Our second oncology drug candidate, PI-166, is a novel combination of a small organic molecule and a regional delivery vehicle that directs and retains the active drug constituent at the tumor site. PI-166 has been shown to have anti-proliferative activity against hepatocellular carcinoma (primary liver cancer) cells in preclinical studies and is expected to enter into a Phase Ib clinical trial with advanced primary liver cancer patients in Australia in early 2003 under a clinical trial notification application, or CTN, with the Australian Therapeutic Goods Administration, or TGA, the Australian counterpart of the FDA.

     We manufacture both PI-88 and PI-166 for preclinical and clinical trials at our facility in Darra, Australia.

     We are based in Brisbane, Australia, and are also engaged in the distribution of life sciences products and the provision of contract manufacturing and bioprocess technology development services to the Australian Code of Good Manufacturing Practice, or cGMP, standards.

RESEARCH AND DEVELOPMENT PROGRAMS

     CANCER THERAPEUTICS

     PI-88.  In preclinical studies, our lead product candidate, PI-88, appears
     -----
applicable to a broad range of solid tumors as well as hematological or non-solid tumors (tumors of the blood) and has shown to retard the growth of primary tumors by inhibiting new blood vessel growth (angiogenesis) and the spread of secondary tumors (metastasis) through a variety of mechanisms:

     - PI-88 inhibits endothelial cell proliferation by preventing the angiogenic growth factors basic Fibroblast Growth Factor, or FGF2, and Vascular Endothelial Growth Factor, or VEGF, from binding to the receptors on endothelial cells;

     - PI-88 inhibits the heparanase enzyme secreted by a variety of cells, thus preventing the degradation of the extracellular matrix and the basement membrane of blood vessels as well as the release of growth factors;

     - PI-88 stimulates release of Tissue Factor Pathway Inhibitor, or TFPI, an anti-angiogenic and anti-coagulation agent; and

     - PI-88 inhibits coagulation through the release of TFPI and activation of heparin cofactor II.

     Under an active IND filed with the FDA, we are conducting the following oncology clinical trials:

     - A Phase I/II clinical trial at the University of Colorado Health Sciences Center in Denver, Colorado, in which PI-88 is being administered subcutaneously (injected under the skin) to patients with advanced malignancies, including melanoma and renal-cell carcinoma, which began in August 2001;

     - A multicenter Phase II trial at The Alfred Hospital in Melbourne, Australia, The Mater Misericordiae Hospital in Newcastle, Australia, and the Wesley Clinic Research Centre in Brisbane, Australia, in which PI-88 is being administered subcutaneously to patients with advanced multiple myeloma (bone marrow cancer), which commenced in April 2002; and

     - A Phase I/II trial at the University of Colorado Cancer Center in Denver, Colorado, in combination with Taxotere(R), a frequently used chemotherapy treatment, in patients with refractory (non-responsive) non-small cell lung cancer, which commenced in September 2002.

     Our clinical collaborator, Medigen Biotechnology Corporation, a biotechnology company based in Taiwan, is also currently conducting a Phase Ib clinical trial of PI-88 in cancer patients to assess the safety and tolerability of PI-88 in Taiwanese patients suffering from advanced forms of cancer. Medigen Biotechnology Corporation also intends to initiate Phase II clinical trials of PI-88 in different cancer indications to enable exploration of a variety of disease types and treatment regimes. Several indications under consideration include hepatocellular carcinoma (primary liver cancer), nasopharyngeal carcinoma (nose and throat cancer) and mouth cancer, all of which are cancers with a high incidence in Asia.

     We have retained worldwide commercial rights to PI-88. At the appropriate time, we will select collaborators for later-stage clinical trials and for the registration approval, marketing, sales and distribution of PI-88 as a cancer therapeutic.

     PI-166.  Our second lead oncology drug candidate, PI-166, is a novel
     ------
combination of a small organic molecule and a regional delivery mechanism. In preclinical studies, PI-166 has been shown to have anti-proliferative activity against hepatocellular carcinoma (liver cancer) cells in vitro (within an artificial environment) and anti-tumor activity against the Novikoff hepatocellular carcinoma in vivo (within a living organism). In October 2002, we received ethics committee approval for a Phase Ib clinical trial of PI-166 at the St. George Hospital in Sydney, Australia. The purposes of the trial will be to investigate the safety and tolerability of PI-166 in patients with unresectable primary hepatocellular carcinoma, or advanced primary liver cancer. The trial will be conducted under a CTN with the TGA.

     We have retained worldwide commercial rights to PI-166. At the appropriate time, we will select collaborators for later-stage clinical trials and for the registration approval, marketing, sales and distribution of PI-166 as a cancer therapeutic.

     CARDIOVASCULAR THERAPEUTICS

     PI-88 has shown in preclinical models to have potential as an anti-thrombotic and restenosis inhibitor. PI-88 has strong anticoagulant properties by causing potent and sustained release of Tissue Factor Pathway Inhibitor, or TFPI, by directly interacting with serine proteases, and by stimulating heparin cofactor II. In addition, as a heparanase inhibitor, PI-88 prevents restenosis resulting from the proliferation of smooth muscle cells in artery walls.

     PI-88 has undergone a Phase I study in healthy volunteers in the United Kingdom to determine an optimal route of administration suitable for cardiovascular applications. In light, however, of our focus on novel cancer therapeutics, competitive developments in new therapies and the high cost of development in this disease area, we do not presently plan to conduct further cardiovascular trials.

     We have retained worldwide commercial rights to PI-88 and, at the appropriate time, we will select collaborators for further clinical trials and for the registration approval, marketing, sales and distribution of PI-88 as a cardiovascular therapeutic as part of our out-licensing strategy for PI-88.

     DRUG DISCOVERY

     We intend to use our drug discovery technology to sustain a pipeline of drug candidates. We are initially focusing on a class of carbohydrates called glycosaminoglycans, or GAGs, which are linked to core proteins on the surface of cells where they act as receptors, participate in cell-to-cell interactions, and promote or inhibit cell growth. In addition, GAGs play a structural role by forming a major component of the extracellular matrix surrounding endothelial cells as well as the basement membrane of blood vessels. GAG-binding proteins have been implicated in a range of different diseases including cancer, cardiovascular diseases, inflammation, infectious diseases, amyloidal diseases, diabetic retinopathy, macular degeneration and xenotransplantation.

     We have exclusive proprietary rights to a class of small molecules that we have screened as inhibitors of specific functions of GAG-binding protein targets such as heparanase, growth factors that stimulate angiogenesis, and proteins involved in the coagulation pathway. We are also developing novel manufacturing techniques to synthesize glycomimetics to increase the variety of carbohydrate molecules for screening as potential therapeutics.

     With the award of an A$3.1 million Australian federal government grant in October 2001, which we are required to match, we are enlarging our drug discovery program with the development of an in-house rational drug design program based on GAG-binding protein targets. Using our comparative database of the three dimensional structures of a number of GAG-binding proteins, we have been able to design, synthesize and screen several first generation classes of molecules (scaffolds) that bind to the protein targets and inhibit their GAG-binding ability. We have also been able to chemically modify these scaffolds so that their specificity for specific protein targets can be dramatically increased. Our initial primary targets are a family of cell signaling molecules called fibroblast growth factors, or FGFs, and include FGF1, FGF2, FGF7 and FGF9.

OTHER RESEARCH

     In addition to the development of PI-88 and PI-166, we continue to conduct research, both independently and in collaboration with academic and commercial partners, in a number of areas related to our core focus of small molecules, including heparanase inhibitors, that interact with carbohydrate-binding proteins. In March 2001, we commenced collaborative research with Prof. Mark von Itzstein and the Centre for Biomolecular Science and Drug Discovery at Griffith University, the Gold Coast, Australia, to develop small molecule heparanase inhibitors as anti-inflammatory drug leads.

BIOTECHNOLOGY BUSINESS

     We offer a wide range of life sciences products to research and medical institutions in Australia and New Zealand. We also provide contract manufacturing services in compliance with the applicable code of Good Manufacturing Practice of the TGA and the National Registration Authority of the TGA for various human clinical trial and therapeutic products and for veterinary pharmaceuticals, contract bioprocess technology development and product manufacturing services.

CORPORATE INFORMATION

     Our principal executive offices are located at 2806 Ipswich Road, Darra,
Queensland 4076, Australia.   Our Internet address is http://www.progen.com.au.
                                                      ------------------------
Our Internet site does not form a part of this annual report.



                             SELECTED FINANCIAL DATA

     The following financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the financial statements and notes included elsewhere in this annual report.

                                                               For the Years Ended June 30,
                                                         ----------------------------------------
                                                             2000          2001          2002
-------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Revenue From Operations . . . . . . . . . . . . . . . .  $ 1,547,245   $ 1,273,810   $ 2,017,714
Cost of Operations:
     Research and development . . . . . . . . . . . . .    2,757,628     2,374,319     2,185,066
     Selling, general and administrative costs. . . . .    1,548,508     1,286,795     1,479,561
Total Cost of Operations. . . . . . . . . . . . . . . .    4,920,365     4,192,622     4,380,864
                                                         ------------  ------------  ------------
Gross Loss. . . . . . . . . . . . . . . . . . . . . . .   (4,274,083)   (3,674,710)   (3,496,873)
Total Other Income (Expenses) . . . . . . . . . . . . .     (206,050)      402,528       417,658
                                                         ------------  ------------  ------------
Net Loss. . . . . . . . . . . . . . . . . . . . . . . .  $(4,480,133)  $(3,272,182)  $(3,079,215)
                                                         ------------  ------------  ------------
Net Loss Per Ordinary Share . . . . . . . . . . . . . .  $      (.23)  $      (.14)  $     (0.13)
Weighted Average Number of Ordinary Shares Outstanding    19,729,300    23,404,883    24,391,869

                                                 ------------------
                                                 For the Year Ended
                                                    June 30, 2002
                                                 ------------------
BALANCE SHEET DATA:
Cash and Cash Equivalents . . . . . . . . . . . .      6,430,377
Working Capital . . . . . . . . . . . . . . . . .      7,164,139
Total Assets. . . . . . . . . . . . . . . . . . .      9,865,368
Long-Term Debt. . . . . . . . . . . . . . . . . .            -0-
Retained Earnings (Deficit) . . . . . . . . . . .    (31,850,511)
Total Stockholders' Equity. . . . . . . . . . . .      8,523,149



              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on our current expectations, beliefs and assumptions. When we use words such as "anticipates," "expects," "intends," "plans," "believes" or similar expressions, we are making forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements. Factors that might cause such differences include the risks discussed in "Item 3. Key Information-Risk Factors" and in "Item 5. Operating and Financial Review and Prospects," as well as those discussed elsewhere in this annual report.

     We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this annual report. We will not update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


                                  RISK FACTORS

     The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, our business, financial condition and results of operations could be materially and adversely affected, and the trading price of our ordinary shares could decline.

     WE ARE AT AN EARLY STAGE IN THE DEVELOPMENT OF PHARMACEUTICAL PRODUCTS AND OUR SUCCESS IS UNCERTAIN

     We are at an early stage in the development of our pharmaceutical products. Although we are presently generating revenues from the sale of life sciences products and contract manufacturing services, we have not sufficiently advanced the development of our lead product candidates, PI-88 and PI-166, to market or generate revenues from its commercialization. PI-88, PI-166 and future pharmaceutical product candidates will require significant additional investment in research and development, preclinical testing and clinical trials, regulatory and sales and marketing activities, and regulatory approval prior to any commercial sales. We cannot make any assurances that PI-88, PI-166 or any other product candidates, if successfully developed, will generate sufficient or sustainable revenues to enable us to be profitable.

     THERE IS A HIGH RISK THAT WE MAY NOT BE ABLE TO COMPLETE THE DEVELOPMENT OF PI-88 OR PI-166, OR DEVELOP OTHER PHARMACEUTICAL PRODUCTS

     We cannot make any assurances that we will be able to develop PI-88, PI-166 or any future pharmaceutical product candidates adequately to attract a suitable collaborative partner, or that our research will lead to the discovery of additional product candidates, or that any of our current and future product candidates will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. We also cannot make any assurances that the products we develop will be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payors. We cannot predict if or when PI-88, PI-166 or any of our other pharmaceutical products under development will be commercialized.

     THE RESULTS OF CLINICAL TRIALS OF PI-88 AND PI-166 ARE UNCERTAIN AND WE WILL NOT BE ABLE TO COMMERCIALIZE PI-88, PI-166 OR ANY OF OUR OTHER PRODUCT CANDIDATES IF WE FAIL TO ADEQUATELY DEMONSTRATE THEIR SAFETY, EFFICACY AND SUPERIORITY OVER EXISTING THERAPIES

     Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through preclinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Conducting preclinical testing and clinical studies is an expensive, protracted and time-consuming process. Furthermore, the results of preclinical in vitro (within an artificial environment) and animal studies may not necessarily be predictive of results obtained in human clinical testing. Likewise, results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. In addition, even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

     We are currently conducting two Phase I/II clinical trials and a multicenter Phase II trial of PI-88 in cancer patients in the United States and Australia, and additional Phase II trials are planned. We also expect to enter into a Phase Ib clinical trial of PI-166 in Australia and, depending on the results of this trial, may conduct additional clinical trials. We plan to enter into a collaborative arrangement with a large pharmaceutical or biotechnology company to commercialize PI-88 and PI-166. We cannot make any assurances that we will be able either to complete the current clinical trials of PI-88 successfully, commence the clinical trial of PI-166 as planned, commence additional clinical trials of PI-88 or PI-166 as anticipated, or at all, or to demonstrate the safety and efficacy or superiority of PI-88 or PI-166 over existing therapies or enter into any collaborative arrangement to commercialize PI-88 and PI-166 on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

     Clinical trials may take up to several years to complete. The length of time varies substantially according to the type, complexity, novelty and intended use of the product candidate. We cannot make any assurances that, when Phase II clinical trials are completed, we will be able to enter into a collaborative arrangement with a large pharmaceutical or biotechnology company to commercialize PI-88 or PI-166. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the TGA's Drug Evaluation Board and the Australian Drug Evaluation Committee or a new drug application to the FDA, or that such request and application will be reviewed and cleared by the Drug Evaluation Board, the Australian Drug Evaluation Committee and the FDA, as applicable, in a timely manner, or at all.

     During the course of clinical trials and toxicology studies, PI-88, PI-166 and our other product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by the TGA or the FDA for any or all targeted indications. Even after being cleared by the TGA or the FDA, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that PI-88, PI-166 or any of our other product candidates will be safe or effective when administered to patients.

     WE MAY EXPERIENCE DELAYS IN OUR CLINICAL TRIALS THAT COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATIONS

     We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

     - Government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

     -    Slower than expected patient recruitment;

     - Our inability to manufacture sufficient quantities of PI-88, PI-166 or any of our other product candidates;

     -    Unforeseen safety issues; and

     -    Lack of efficacy during the clinical trials.

     Patient enrollment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials. Moreover, we have limited experience in conducting and managing clinical trials and rely on third parties to assist us in managing and monitoring clinical trials. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

     Product development costs to our collaborators and us will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Significant delays could have a material adverse effect on the commercial prospects of our product candidates and our business, financial condition and results of operations.

     WE HAVE LIMITED MANUFACTURING EXPERIENCE, AND DELAYS IN MANUFACTURING SUFFICIENT QUANTITIES OF PI-88 AND PI-166 FOR PRECLINICAL AND CLINICAL TRIALS MAY NEGATIVELY IMPACT OUR BUSINESS AND OPERATIONS

     We believe that we have the capability to manufacture PI-88 and PI-166 for preclinical studies and early stage (Phase I and Phase II) clinical trials. We cannot, however, make any assurances that we will be able to manufacture sufficient quantities of PI-88, PI-166 or any of our other product candidates in a cost-effective or timely manner. Any delays in production would delay our preclinical and clinical trials which could have a material adverse effect on our business, financial condition and results of operations.

     We may be required to enter into contracting arrangements with third parties to manufacture PI-88, PI-166 and our other product candidates for large-scale, later-stage clinical trials. We cannot make any assurances that we will be able to make the transition to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis. We cannot make any assurances that we will have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

     WE REQUIRE SUBSTANTIAL ADDITIONAL FINANCING IN THE FUTURE TO SUFFICIENTLY FUND OUR OPERATIONS AND RESEARCH

     We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and preclinical testing and as we conduct clinical trials of PI-88, PI-166 and our other product candidates. Although our future capital requirements will depend on many factors, we believe that our existing cash and investments resources will be adequate to satisfy the requirements of our current and planned operations through to December 2003. We cannot, however, make any assurances that such funds will be sufficient to meet our actual operating expenses and capital requirements during such period. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

     -    The continued progress of our research and development programs;

     - The timing, scope, results and costs of preclinical studies and clinical trials;

     -    The cost, timing and outcome of regulatory submissions and approvals;

     - Determinations as to the commercial potential of our product candidates;

     - Our ability to successfully expand our contract manufacturing services;

     -    Our ability to establish and maintain collaborative arrangements;

     -    The status and timing of competitive developments; and

     -    Other factors.

     Notwithstanding that revenues may be produced from the sale of our life sciences products and from our contract manufacturing operations, we anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our pharmaceutical product candidates. In addition, we will require additional funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We have no established bank financing arrangements, and we cannot be certain that we will be able to establish such arrangements on satisfactory terms, or at all. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

     WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NOT ACHIEVE PROFITABILITY IN THE NEAR FUTURE

     We have incurred net operating losses in each year since we began operations in 1989. As of June 30, 2002, we had an accumulated deficit of approximately $31.9 million, primarily attributable to our research and development activities. We expect to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and preclinical activities and commence additional clinical trials of PI-88 and PI-166.

     OUR SUCCESS DEPENDS UPON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY AND OUR PROPRIETARY TECHNOLOGY

     Our success will depend in large part on whether we can:

     -    Obtain and maintain patents to protect our own products;

     -    Obtain licenses to the patented technologies of third parties;

     -    Operate without infringing on the proprietary rights of third parties;
          and

     -    Protect our trade secrets and know-how.

     Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection we can obtain on some or all of our inventions outside Australia or prevent us from obtaining patent protection outside Australia, either of which could have a material adverse effect on our business, financial condition and results of operations. For example, methods of treating humans are not patentable in many countries outside Australia and the United States. Moreover, since patent applications in Australia and the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or our licensors were the first to file patent applications for such inventions. Additionally, the enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention.

     While we intend to seek patent protection for our therapeutic products and technologies, we cannot be certain that any of the pending or future patent applications filed by us or on our behalf will be approved, or that we will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. We also cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by us or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages. Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

     Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations.

     We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. Such litigation could result in substantial costs and diversion of effort by us. We may have to participate in opposition proceedings before the Australian Patent and Trademark Office or another foreign patent office, or in interference proceedings declared by the United States Patent and Trademark Office, to determine the priority of invention for patent applications filed by competitors. Any such litigation, interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

     In addition to patent protection, we rely on unpatented trade secrets and know-how and proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants. We cannot make any assurances that we will have adequate remedies for any breach. In addition, third parties could independently develop the same or similar technologies.

     WE MAY NOT BE ABLE TO OBTAIN THE EXTENSIVE GOVERNMENT APPROVALS REQUIRED TO BRING OUR PHARMACEUTICAL PRODUCTS TO MARKET

     Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived therefrom will be, subject to regulation by numerous governmental authorities in Australia, principally the TGA, and by the FDA in the United States, the Medicines Control Agency in the United Kingdom and the European Medicines Evaluation Authority. Prior to marketing, any therapeutic product developed must undergo rigorous preclinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies including the FDA in the United States and the Medicines Control Agency in the United Kingdom. These processes can take many years and require the expenditure of substantial resources. Delays in obtaining regulatory approvals could adversely affect the development and commercialization of our pharmaceutical product candidates and could have a material adverse impact on our business, financial condition and results of operations. Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

     OUR RESEARCH AND DEVELOPMENT EFFORTS WILL BE SERIOUSLY JEOPARDIZED IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL AND CULTIVATE KEY ACADEMIC AND SCIENTIFIC COLLABORATIONS

     We are a small company with only 42 full-time employees. Our success is highly dependent on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

     WE MAY NOT BE ABLE TO KEEP PACE WITH TECHNOLOGICAL CHANGE OR WITH THE ADVANCES OF OUR COMPETITORS

     The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors in Australia and elsewhere are numerous and include, among others, major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in preclinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, TGA and other regulatory approvals.

     We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with certain of our product candidates. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

     ACCEPTANCE OF OUR PRODUCTS IN THE MARKETPLACE IS UNCERTAIN, AND FAILURE TO ACHIEVE MARKET ACCEPTANCE WILL NEGATIVELY IMPACT OUR BUSINESS AND OPERATIONS

     We cannot make any assurances that our products will achieve market acceptance even if they are approved by the TGA and the FDA. The degree of market acceptance of our products will depend on a number of factors, including:

     - The receipt and timing of regulatory approvals for the uses that we are studying;

     - The establishment and demonstration in the medical community of the safety, clinical efficacy and cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and

     - The pricing and reimbursement policies of governments and third-party payors.

     Physicians, patients, payors or the medical community in general may be unwilling to accept, use or recommend any of our products.

     WE NEED TO ESTABLISH OUR SALES, MARKETING AND DISTRIBUTION CAPABILITY

     We currently have no experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel, and will require additional capital. We cannot make any assurances that qualified personnel will be available in adequate numbers or at a reasonable cost, that additional financing will be available on acceptable terms, or at all, or that our sales staff will achieve success in their marketing efforts. Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We cannot make any assurances that we will be able to enter into marketing arrangements with any marketing partner or that if such arrangements are established, our marketing partners will be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operation in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities may have a material adverse impact on our business, financial condition and results of operations.

     HEALTHCARE INSURERS AND OTHER ORGANIZATIONS MAY NOT PAY FOR OUR PRODUCTS, OR MAY IMPOSE LIMITS ON REIMBURSEMENT

     The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and federal level to continue in the United States. The adoption of any such legislative or regulatory proposals could have a material adverse effect on our business, financial condition and results of operations.

     Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Although the Australian government continues to provide a subsidy to certain prescribed prescription pharmaceutical products through the Pharmaceutical Benefits Scheme which, pending development, could include PI-88 and PI-166, uncertainty exists as to the reimbursement status of newly approved health care products and in
foreign markets, including the United States.   If third-party coverage is not
available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

     OUR BUSINESS AND OPERATIONS MAY BE NEGATIVELY IMPACTED IF WE FAIL TO COMPLY WITH GOVERNMENT REGULATIONS APPLICABLE TO OUR CURRENT REVENUE GENERATING BUSINESSES

     We import biological products into Australia under existing permits from the Australian Quarantine and Inspection Service that require us to declare incoming biological materials and to ensure that such products contain labels as to their use and disposal under approved methods. Any potential violation of Australian import laws or modification or revocation of our permits could be significant and may negatively impact our business and operations. In addition, the life sciences products currently manufactured by us are subject to government regulation (including regulations governing manufacture, handling, disposal, packaging, labeling, transport and import/export) in Australia and in each of the countries into which such products are exported. These countries currently include New Zealand, New Caledonia, Denmark, the United Kingdom, Papua New Guinea and the United States. We believe that we are in compliance with all applicable regulations. Any potential failure to comply with such regulations could result in, among other things, sanctions being imposed on us, product recalls or refusals to permit such products to be exported out of Australia or imported into foreign countries, which could have a material adverse impact on our business, financial condition and results of operations

     Our contract manufacturing operations include some manufacturing processes that are required to comply with the applicable cGMP requirements of the TGA, the Australian Gene Technology Regulator and the National Registration Authority of the TGA, which govern the methods, controls, facilities and quality assurance procedures used in manufacturing, packing and storing biological and pharmaceutical products. In addition, certain international markets have quality assurance and manufacturing requirements that may be more or less rigorous than those in Australia. Our manufacturing facilities are also subject to biennial inspections by the TGA and the National Registration Authority. Any potential failure to comply with cGMP requirements or with any other international requirements could have a material adverse impact on our business, financial condition and results of operations

     WE MAY HAVE PRODUCT LIABILITY EXPOSURE

     The importation of biological products entails the risk of product and manufacturer's liability under present Australian law. We currently have limited product and manufacturer's liability insurance coverage related to our current sales activities. We cannot be certain that this coverage will be adequate to protect us in the event of a successful product or manufacturer's liability claim or that the insurance will continue to be available on commercially reasonable terms.

     The testing, marketing and sale of human health care products also entails an inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialization of our products if we cannot successfully defend ourselves against product liability claims. In addition, product liability claims or product recalls, regardless of the ultimate outcome, could require us to spend significant time and money in litigation and to pay significant damages. We cannot be certain that our current limited product liability coverage will adequately protect us in the event of a successful product liability claim or that such insurance will continue to be available on commercially reasonable terms.

     WE MAY BE LIABLE FOR DAMAGES FOR ANY ACCIDENTAL CONTAMINATION OR INJURY FROM OUR USE OF BIOLOGICAL AND HAZARDOUS MATERIALS OR OUR FAILURE TO COMPLY WITH APPLICABLE LAWS AND REGULATIONS

     Our research and development activities, manufacturing processes and life sciences business involve the use or sale of potentially harmful biological materials and hazardous substances. As a result, we are subject to federal, state and local laws and regulations in Australia governing the use, manufacture, storage, handling and disposal of potentially harmful biological materials and hazardous substances and certain waste products. We are also subject to applicable Australian environmental laws and regulations. Although we believe that our safety procedures for handling and disposing of such materials comply in all material respects with the standards prescribed by applicable laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any resulting damages and any such liability could exceed our resources. We also believe that we are in compliance in all material respects with applicable environmental laws and regulations. However, any potential violation of these and other applicable laws and regulations could be significant and may negatively impact our business and operations.

     CHANGES IN GOVERNMENT LEGISLATION AND POLICY MAY ADVERSELY AFFECT US

     While we do not anticipate in the near future any specific material changes in government legislation that may adversely affect us, any material changes in interest rate, exchange rate, relevant taxation and other legal regimes and government policies may adversely affect us and the market price of our ordinary shares.

     EXCHANGE RATE FLUCTUATIONS WILL CONTINUE TO AFFECT OUR REPORTED RESULTS OF OPERATIONS

     Substantially all of our revenues are realized, and substantially all of our operating costs are incurred, in Australian dollars. Because our financial statements included elsewhere in this annual report are presented in U.S. dollars, any significant fluctuation in the currency exchange rates between the Australian dollar and the U.S. dollar will affect our reported results of operations. From time to time, we attempt to hedge our currency exchange risk.

     OUR STOCK PRICE MAY BE VOLATILE AND THE U.S. TRADING MARKET FOR OUR ORDINARY SHARES IS LIMITED

     The market price for our ordinary shares, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

     - The results of preclinical testing and clinical trials by us and our competitors;

     - Developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;

     - Announcements of technological innovations or new commercial products by us and our competitors;

     -    Determinations regarding our patent applications and those of others;

     - Publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;

     - Proposed governmental regulations and developments in Australia, the U.S. and elsewhere;

     -    Litigation;

     -    Economic and other external factors; and

     -    Period-to-period fluctuations in our operating results.

     In addition, stock markets have experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare-related companies, including pharmaceutical and biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies. We believe that these broad market fluctuations may continue to negatively affect the market price of our ordinary shares.

     From time to time, there has been limited trading volume with respect to our ordinary shares quoted on the Nasdaq SmallCap Market, but we cannot make any assurances that there will continue to be a trading market in our ordinary shares.

ITEM 4.     INFORMATION ON THE COMPANY

                                    BUSINESS

OVERVIEW

     Progen Industries Limited is an Australian-based, globally focused biopharmaceutical company committed to the discovery, development and commercialization of small molecule pharmaceuticals for the treatment of a variety of diseases for which there is a significant demand for new therapies. Our drug discovery efforts are focused on the development of potent, selective inhibitors of carbohydrate-protein interactions implicated in a range of different diseases.

     Our lead oncology drug candidate, PI-88, is a small molecule semi-synthetic oligosaccharide (short sugar chain) with anti-angiogenic, anti-metastatic and anti-thrombotic properties. Under an active Investigational New Drug application, or IND, filed with the United States Food and Drug Administration, or FDA, PI-88 has entered into the following cancer clinical trials:

     - A Phase I/II clinical trial at the University of Colorado Health Sciences Center in Denver, Colorado, with patients with advanced malignancies including melanoma and renal-cell carcinoma, which began in August 2001;

     - A multicenter Phase II trial at The Alfred Hospital in Melbourne, Australia, The Mater Misericordiae Hospital in Newcastle, Australia, and the Wesley Clinic Research Centre in Brisbane, Australia, with patients suffering from advanced multiple myeloma (bone marrow cancer), which commenced in April 2002;

     - A Phase I/II trial at the University of Colorado Cancer Center in Denver, Colorado, in combination with Taxotere(R), a chemotherapy treatment, in patients with refractory (non-responsive) non-small cell lung cancer, which commenced in September 2002; and

     - A Phase Ib trial at the National Taiwan University in Taipei, Taiwan, in patients with advanced solid tumor cancers, which commenced in April 2001.

     Our second lead oncology drug candidate, PI-166, is a combination of a small organic molecule and a novel regional delivery mechanism. In preclinical studies, PI-166 has shown to have anti-proliferative activity against hepatocellular carcinoma (liver cancer) cells in vitro (within an artificial environment) and anti-tumor activity against the Novikoff hepatocellular carcinoma in vivo (within a living organism). In October 2002, we received ethics committee approval for a Phase Ib clinical trial of PI-166 at the St. George Hospital in Sydney, Australia. The purposes of the trial will be to investigate the safety and tolerability of PI-166 in patients with unresectable primary hepatocellular carcinoma, or advanced primary liver cancer. The trial will be conducted under a clinical trial notification, or CTN, with the Australian Therapeutic Goods Administration, or TGA.

     We currently manufacture both PI-88 and PI-166 for preclinical studies and clinical trials at our facility in Darra, Australia.

DEVELOPMENT PROGRAMS

     CANCER THERAPEUTICS

     Most cancer therapies, including some new therapeutic approaches, are aimed at destroying cancer cells through irradiation, cytotoxic drugs or surgery. Inherent problems in these processes include toxicity, resistance to therapy because of the genetic instability of cancer cells and limitation of therapies to specific types of tumors.

     Our goal is to develop a non-toxic therapy applicable to a broad range of solid tumors as well as hematological or non-solid cancers (tumors of the blood) such as multiple myeloma (bone marrow cancer) and leukemia. Our current cancer drug development program is focused on attacking the life support systems of cancer rather than the tumor itself. This method of attack is two-fold:

     - To inhibit new blood vessel growth (angiogenesis) which is essential to feed tumor growth; and

     -    To prevent the spread of secondary tumors (metastasis).

     By attacking these processes rather than their end results, we expect to develop a therapeutic approach that does not have the toxic side effects associated with current therapies such as chemotherapy. By inhibiting angiogenesis, it is possible to starve the tumor of nutrients and oxygen. This process has been shown to stop tumor growth in animal models. Because angiogenesis occurs only in specific instances in healthy adults (wound healing, fetal development and the menstrual cycle), our anti-angiogenic therapeutics specifically targeted at cancerous tumors may result in fewer side effects. In addition, our therapeutics are not expected to be limited to specific types of solid or blood tumors or result in drug resistance.

     Angiogenesis Background
     -----------------------

     Angiogenesis (the development of capillaries to provide blood supply) is an important process in the progression of cancer. All tumors require blood supply to grow and survive. The vascularization of the tumor also enables the spread of tumor cells throughout the body which results in the formation of metastases (secondary tumors).

     Tumor angiogenesis involves the following key steps:

     - The tumor produces enzymes, including heparanase and matrix metalloproteases, that degrade the basement membrane of blood vessels and the extracellular matrix surrounding the endothelial cells that line blood vessel walls. Specifically, heparanase degrades heparan sulfate in the basement membrane where growth factors are stored.

     - The release of growth factors provides the angiogenic stimulus to the endothelial cells lining the nearby blood vessels. The growth factors that are released interact with heparan sulfate and with cell surface receptor molecules located on the surface of the endothelial cells, both of which are bound to the cell surface. As a result, the endothelial cells begin proliferating. Two important growth factors in this process are Vascular Endothelial Growth Factor, or VEGF, and basic Fibroblast Growth Factor, or FGF2.

     - Heparanase degradation of the extracellular matrix and basement membrane also allows the proliferating endothelial cells to migrate and form new blood vessels, and the remodeling of the basement membrane.

     - The new blood vessels supply the tumor with the essential nutrients and oxygen required for growth.

     Metastasis Background
     ---------------------

     The spread of cancer beyond an initial tumor (metastasis) is a major contributing factor to the accelerated progression of cancer. In the process of metastasis, tumor cells confront the extracellular matrix that surrounds the endothelial cells lining blood vessel walls and the basement membrane of blood vessels. Tumor cells confront these blood vessels and membranes at least twice and must penetrate them using degradative enzymes including heparanase. Metastasis occurs in the following sequence:

     - Tumor cells detach from the primary tumor site and invade the blood vessel. This invasion requires enzymatic degradation of the extracellular matrix and basement membrane of blood vessel walls. Heparanase is a key enzyme in this process.

     - Tumor cells enter into the circulation and migrate to other sites in the body where they lodge in small capillaries. As with invasion, tumor cells secrete heparanase to degrade the basement membrane of the blood vessel, thus allowing the tumor cells to cross the wall into the nearby tissue.

     -    At the distant site the tumor cells divide and form a secondary tumor.

     Lead Product Candidate - PI-88
     ------------------------------

     Our lead cancer product candidate, PI-88, is being developed as a small molecule inhibitor of both angiogenesis and metastasis. In preclinical studies, PI-88 appears applicable to both a range of solid tumors and hematological tumors (blood tumors) and has been shown to retard the growth of primary tumors by inhibiting new blood vessel growth (angiogenesis) and the spread of secondary tumors (metastasis) through a variety of mechanisms:

     - PI-88 inhibits endothelial cell proliferation by preventing the angiogenic growth factors FGF2 and VEGF from binding to the receptors on endothelial cells;

     - PI-88 inhibits the heparanase enzyme secreted by a variety of cells, thus preventing the degradation of the extracellular matrix and the basement membrane of blood vessels as well as the release of growth factors;

     - PI-88 stimulates release of Tissue Factor Pathway Inhibitor, or TFPI, an anti-angiogenic and anti-coagulation agent; and

     - PI-88 inhibits coagulation through the release of TFPI and activation of heparin cofactor II.

     Preclinical Studies of PI-88
     ----------------------------

     Preclinical studies confirm that PI-88 significantly reduces the growth of primary human tumors and inhibits metastasis in animal models. We have conducted extensive preclinical pharmacology in animal models that approximate the human clinical condition. In one such experiment, tumor cells were injected into a mammary gland of mice and allowed to grow for seven days until a palpable tumor could be detected. The mice were then treated with PI-88 by continuous subcutaneous infusion over a 24-day period. At the conclusion of the treatment period, mice that had received PI-88 had a reduction in lung metastases of up to 75%. In another experiment, PI-88 reduced the growth of pancreatic tumors in transgenic mice by 80% of the size of tumors in control animals. Moreover, PI-88 was shown to be most effective at preventing small but highly vascularized tumors from developing into large tumors. This is consistent with PI-88's action as an angiogenesis inhibitor. In additional experiments, the growth of human colon carcinoma xenografts in nude (athymic) mice was reduced by up to 50% in animals treated with PI-88 twice daily by injection for 22 to 26 days.

     Microscopic examination of primary tumors in animals treated with PI-88 has shown a significant reduction in vascularization both within and surrounding the tumor. This has been confirmed by measurement of hemoglobin content in tumors removed from animals treated with PI-88 and untreated animals.

     Additional preclinical studies have shown that PI-88 in combination with chemotherapeutic agents, such as 5-Fluorouracil, is significantly more effective than either compound alone in reducing tumor growth in mice.

     Several independent assessments of PI-88 have been completed, including single dose, two-week dose ranging, four-week and 13-week toxicology studies in rats; a dose escalation, maximum tolerated dose, two-week and four-week dosing studies in primates; and a safety pharmacology study for cardiovascular and respiratory functions with dogs. Longer-term 13-week toxicology studies in primates have also commenced. Results of these studies have been comparable between species. In rat toxicology studies, minimal effects were observed at low dosages with toxicities observed only at high dosages. In monkey toxicology studies, a no-effect level was achieved at low dosage and an acute lethal dose has not been determined. In the dog safety pharmacological study, a no-effect level was observed at low dosage.

     Results of our 1999 United Kingdom Phase I trials of PI-88 in healthy volunteers indicate that, at escalating dosages administered as single two-hour intravenous infusions, PI-88 does not cause any immediate adverse reactions within the human body except for transient elevations of activated partial thromboplastin time (the time for blood to clot under defined in vitro conditions). In addition, preliminary results of our 2000 United Kingdom Phase I trial of PI-88 in healthy volunteers indicate that, at escalating dosages administered subcutaneously (injected under the skin), PI-88 was well tolerated with minimal local effects.

     Development Strategy for PI-88
     ------------------------------

     In August 2001, under an active IND with the FDA, we initiated Phase I/II clinical trial of PI-88 at the University of Colorado Health Sciences Center in Denver in patients with advanced malignancies, with a focus on the recruitment of melanoma and renal-cell carcinoma patients. The purposes of the trial are twofold:

     - To determine the appropriate dose and safety of PI-88 when administered subcutaneously (injected under the skin); and

     - To study the anti-tumor activity of several doses and schedules of administration of PI-88.

     In April 2002, we commenced an Australian multicenter Phase II oncology trial of PI-88 at The Alfred Hospital in Melbourne and The Mater Misericordiae Hospital in Newcastle and the Wesley Clinic Research Centre in Brisbane. The objective of the study is to investigate the efficacy of PI-88 administered subcutaneously to patients with relapsed or non-responsive (refractory) multiple myeloma (bone marrow cancer), a cancer of the blood. This trial is also being conducted under our IND and a CTN application with the TGA.

     In September 2002, we commenced a Phase I/II clinical trial of PI-88 in combination with Taxotere(R), a frequently used chemotherapy treatment, in patients with refractory non-small cell lung cancer. The purposes of the trial are to determine the safety and tolerability of administering PI-88 subcutaneously in combination with Taxotere(R). This study is being conducted at the University of Colorado Health Sciences Center in Denver, Colorado under our IND.

     Additionally, in April 2001, our clinical collaborator, Medigen Biotechnology Corporation, or MBC, commenced a Phase Ib clinical trial of PI-88 at the National Taiwan University Hospital in Taipei, Taiwan to assess the safety and tolerability of PI-88 in Taiwanese patients suffering from advanced forms of cancer. MBC also intends to initiate Phase II clinical trials of PI-88 in different cancer indications to enable exploration of a variety of disease types and treatment regimes. Several indications under consideration include hepatocellular carcinoma (primary liver cancer), nasopharyngeal carcinoma (nose and throat cancer) and mouth cancer, all of which are cancers with a high incidence in Asia.

     Our previous clinical trials of PI-88 include:

     - A Phase I study with healthy volunteers in Manchester, the United Kingdom, completed in March 1999, to evaluate the safety, tolerability and pharmacokinetic profile (concentration in the body over time) of PI-88 when administered intravenously.

     - A multicenter Phase Ib study with patients with advanced solid tumors at the Royal Melbourne Hospital and the Peter MacCallum Cancer Institute in Melbourne, Australia, completed in November 2000, to assess the safety and tolerability of PI-88 when administered intravenously.

     - A Phase I trial with healthy volunteers in Manchester, the United Kingdom, completed in October 2000, to evaluate the safety, tolerability and pharmacokinetic profile of PI-88 when administered subcutaneously (injected under the skin).

     We have retained worldwide commercial rights to PI-88. At the appropriate time, we will select collaborators for later-stage clinical trials and for the registration approval, marketing, sales and distribution of PI-88 as a cancer therapeutic.

     Lead Product Candidate - PI-166
     -------------------------------

     PI-166, our second lead oncology product candidate, is a novel combination of an active small organic chemical molecule and a delivery vehicle that directs and retains the active drug constituent at the tumor site with potential application for the treatment of hepatocellular carcinoma (primary liver cancer).

     Preclinical Studies of PI-166
     -----------------------------

     Preclinical studies of PI-166 indicate that this compound has anti-proliferative activity against hepatocellular carcinoma (liver cancer) cells in vitro (within an artificial environment) and anti-tumor activity against the Novikoff hepatoma in rats, a model of primary liver cancer in humans (hepatocellular carcinoma).

     Development Strategy for PI-166
     -------------------------------

     In October 2002, we received ethics committee approval for a Phase Ib clinical trial of PI-166 at the St. George Hospital in Sydney, Australia. This trial is planned to commence in early 2003 and will investigate the safety and tolerability of escalating doses of PI-166 in advanced stage hepatocellular carcinoma patients where the disease is no longer treatable by surgery (unresectable primary hepatocellular carcinoma or advanced primary liver cancer). The trial will be conducted under a CTN with the TGA. Depending on the results of this Phase Ib trial, the trial may be expanded to study higher doses of PI-166 in a Phase IIa trial.

     We have retained worldwide commercial rights to PI-166. At the appropriate time, we will select collaborators for later-stage clinical trials and for the registration approval, marketing, sales and distribution of PI-166 as a cancer therapeutic.

     CARDIOVASCULAR THERAPEUTICS

     Blood vessel injury following angioplasty can lead to the proliferation of smooth muscle cells and the migration of these cells into the innermost layer of the vessel wall, which may result in vessel blockage (restenosis) and thrombus formation. Preclinical research indicates that our lead anti-cancer compound, PI-88, not only prevents blood clots associated with angioplasty but also prevents restenosis. Therefore, PI-88 could be used after angioplasty to prevent both thrombosis and restenosis.

     Thrombosis Background
     ---------------------

     Thrombosis is the blockage of a blood vessel by a fibrous clot. Venous clots usually occur in the limbs (deep vein thrombosis) as a result of major surgery such as joint replacement or debulking of tumors. These clots cause severe pain, inflammation and, in some instances, pulmonary embolism if the clot migrates to the lungs.

     The coagulation of blood is the result of a cascade of events, compromising the extrinsic and intrinsic coagulation pathways:

     - In the intrinsic pathway, all components necessary for coagulation are present in the blood, and coagulation begins upon exposure of the "contact" factors (Factor XII, high molecular weight kininogen and prekallikrein) in plasma to a negatively charged surface.

     - In addition to the circulating components in the blood, the extrinsic pathway requires Tissue Factor, a protein that is not normally found in the blood compartment.

These pathways, using various enzymes called activated blood-coagulation factors, lead to the formation of thrombin, one of the key factors in coagulation. Tissue Factor, which is the normal stimulus for initiating thrombin production in vivo, is inhibited by the natural anti-coagulant Tissue Factor Pathway Inhibitor, or TFPI.

     To prevent the formation of blood clots, heparin and low molecular weight heparins have been widely used as injectable anticoagulants for many years. While relatively inexpensive, heparin therapy has several disadvantages and hidden costs including the high cost of administering medication, treatment delays in achieving a therapeutic dose, and constant monitoring to prevent bleeding complications due to overdose. These products are also derived from animal tissues. Additionally, heparins have a narrow window between no therapeutic action and overdose. In many instances, doses must be gradually increased over a period of 24 to 48 hours before therapeutic anticoagulation is achieved.

     Lead Product Candidate - PI-88
     ------------------------------

     PI-88 has been shown in preclinical models to have a novel profile as a potential anti-thrombotic and restenosis inhibitor. Our studies show that PI-88's mechanism of action is different from that of commonly used anti-thrombotic agents such as heparin and low molecular weight heparins:

     - First, by causing potent and sustained release of TFPI, PI-88 prevents the formation of thrombin via the extrinsic pathway.

     - Second, by direct interaction with serine proteases, PI-88 also prevents the formation of thrombin via the intrinsic pathway.

     - Third, unlike heparin or the low molecular weight heparins that inactivate thrombin by stimulating antithrombin III, PI-88 does not interact with antithrombin III, but stimulates heparin cofactor II to inhibit the action of thrombin formed by extrinsic and intrinsic pathways.

     In addition, our research indicates that PI-88, as a heparanase inhibitor, prevents restenosis resulting from the proliferation of smooth muscle cells in artery walls.

     Preclinical Studies
     -------------------

     Antithrombotic Effects.  In preclinical studies, PI-88 has shown a strong
     ----------------------
anticoagulant profile in a number of in vitro assays, including activated partial thromboplastin time, prothrombin time, thrombin time, ecarin clotting time, heptest, activated clotting time, and thromboelatograph.

     The in vitro anticoagulation mechanism of PI-88 is different from heparin and the low molecular weight heparins that stimulate antithrombin III to inactivate factor IIa (thrombin) or factor Xa and other proteases in the intrinsic pathway. PI-88 acts via the stimulation of heparin cofactor II that inactivates thrombin but has no effect on factor Xa. Although PI-88 has no interaction with antithrombin, PI-88 has been shown to inhibit specific proteases in the intrinsic pathway.

     Studies conducted in monkeys have demonstrated that PI-88 stimulates potent and sustained release of Tissue Factor Pathway Inhibitor. Given that Tissue Factor produced or released from sites of blood vessel damage is the initial trigger for coagulation in vivo, this differentiates PI-88 from antithrombotics under development such as Pentasaccharide that have little effect on TFPI release.

     In addition, studies in two animal models to assess the antithrombotic activity of PI-88 have demonstrated similar antithrombotic effects at the same gravimetric doses as heparin. Results from preliminary bleeding experiments have also indicated that the bleeding properties of PI-88 are more attractive than heparin. These results indicate that PI-88 may have a more favorable antithrombotic/bleeding index than heparin.

     Restenosis Effects.  Restenosis, which is characterized by intimal
     ------------------
hyperplasia, is the thickening of the intima (inner most layer of the blood vessel wall) due to smooth muscle cell migration and proliferation following endothelial cell damage. Our studies investigating the effects of PI-88 on restenosis in rabbits following artery injury indicate that PI-88 is able to significantly reduce the intimal formation of smooth muscle cells that causes restenosis.

     The change in smooth muscle cell phenotype from contractile (nondividing/stationary) to synthetic (dividing/mobile) is a hallmark of restenosis following endothelial cell damage to artery walls. In our studies in which PI-88 was administered to rabbits by continuous infusion for seven days following balloon injury to the carotid artery, treated animals were found to have a significant reduction in the number of smooth muscle cells which display the synthetic phenotype as compared to control animals. In these same experiments, PI-88 was also found to significantly reduce the cross-sectional area of the intima as compared to control animals.

     Development Strategy
     --------------------

     We believe that PI-88 has considerable advantages over heparin and low molecular weight heparins in treating deep vein thrombosis. PI-88 has undergone a Phase I study in healthy volunteers in the United Kingdom to determine an optimal route of administration suitable for cardiovascular applications. In light, however, of our focus on novel cancer therapeutics, competitive developments in new therapies and the high cost of development in this area, we do not presently plan to conduct further cardiovascular trials.

     We have retained worldwide commercial rights to PI-88 and, at the appropriate time, we will select collaborators for further clinical trials and for the registration approval, marketing, sales and distribution of PI-88 as a cardiovascular therapeutic as part of our out-licensing strategy for PI-88.

DRUG DISCOVERY TECHNOLOGY

     Our drug discovery technology is designed to identify small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease related protein targets.

     BACKGROUND

     Carbohydrate-Protein Interactions and Disease.   Disease results from the
     ---------------------------------------------
abnormal production and function of proteins. Most diseases involve complex interaction between proteins and many of these interactions involve carbohydrates that are linked to proteins. One class of proteins in which many members are known to be dependent on a carbohydrate sequence for function are cytokines and chemokines. These protein molecules are the primary signaling agents between cells and can induce cell proliferation, differentiation, migration and apoptosis. Incorrect functioning of any of these processes can lead to disease states.

     Carbohydrates.  Carbohydrates constitute a third class of bioinformatic
     -------------
molecules after DNA and proteins. While the nutritional and structural roles of carbohydrates have long been understood, an appreciation of their function as information carriers and recognition molecules has occurred only recently. Carbohydrates play an important role in a wide range of biological processes as diverse as cellular differentiation, hormone-cell regulation, and cell-to-cell interaction, especially viral-host cell and bacteria-host cell recognition. Historically, the potential for carbohydrates as targets for therapeutics and therapeutic agents was limited, one limiting factor being the lack of cost effective and scaleable synthetic processes. While synthesis is feasible on a small scale, large-scale manufacture is prohibitively expensive with current technology.

     Small Molecule Drugs.   The advantage of small molecule drugs over
     --------------------
therapeutic proteins includes their potential for oral administration, applicability to a wider range of disease targets, including those inside the cell, improved effectiveness and reduced side effects. Small molecule drugs are particularly appropriate for the treatment of chronic diseases that require daily administration over many years. Historically, the opportunity to commercialize small molecule drugs has been limited by the difficulty of discovering safe and effective small molecules.

     OUR SOLUTION

     We are initially focusing on a class of carbohydrates called glycosaminoglycans, or GAGs. GAGs are sulfated polysaccharides (long sugar chains) that are generally found linked to core proteins in a complex known as a proteoglycan. Proteoglycans are found on the surface of all cells where they act as receptors, participate in cell-to-cell interactions, and promote or inhibit cell growth. In addition, GAGs play a structural role by forming a major component of the extracellular matrix surrounding endothelial cells as well as the basement membrane of blood vessels. GAG-binding proteins have been implicated in a range of different diseases including cancer, cardiovascular diseases, inflammation, infectious diseases, amyloidal diseases, diabetic retinopathy, macular degeneration and xenotransplantation.

     With the award of an A$3.1 million Australian federal government grant in October 2001, which we are required to match, we are enlarging our drug discovery program with the development of an in-house rational drug design program based on GAG-binding protein targets. We believe that a rational drug design approach to potential therapeutics that employs a comparative analysis of three-dimensional models of drug targets will enable the design of drug leads with a high specificity for the chosen target. This comparative analysis with other GAG binding proteins should also ensures that drug leads will not interact with related proteins in the body, thus reducing potential side effects.

     Using our comparative database of the three dimensional structures of a number of GAG-binding proteins, we have been able to design, synthesize and screen several first generation classes of molecules (scaffolds) that bind to the protein targets and inhibit their GAG-binding ability. We have also been able to chemically modify these scaffolds so that their specificity for specific protein targets can be dramatically increased. Our initial primary targets are a family of cell signaling molecules called fibroblast growth factors, or FGFs, and include FGF1, FGF2, FGF7 and FGF9.

     We have exclusive proprietary rights to a class of small molecules. These small molecules are semi-synthetic oligosaccharides (short sugar chains) that we have screened as inhibitors of specific functions of GAG-binding proteins targets such as heparanase, growth factors that stimulate angiogenesis, and proteins involved in the coagulation pathway. PI-88, our lead product candidate is a GAG mimetic that has been shown at the cellular level to prevent the binding of growth factors to target receptors and to inhibit heparanase. We are also developing novel manufacturing techniques to synthesize glycomimetics to increase the variety of carbohydrate molecules for screening as potential therapeutics.

ADDITIONAL RESEARCH PROGRAMS

     In addition to concentrating on our products in development, we are developing novel manufacturing techniques to refine the synthesis and increase the variety of small molecule carbohydrates for screening as potential therapeutics. Our research and development efforts are supported through collaborations with academic institutions and industry.

     Synthesis and Identification of Novel Carbohydrate Compounds.  Although we
     ------------------------------------------------------------
have demonstrated that small molecule sulfated oligosaccharides that resemble heparin or heparan sulfate are potential therapeutic agents, only a limited number of naturally occurring polysaccharides are available from which sulfated oligosaccharides can be synthesized. We are developing novel approaches to synthesize low molecular weight mimetics of these compounds. New small molecule compounds produced by our proposed synthetic procedures could also potentially incorporate chemical groupings to aid detection and oral delivery.

     Heparanase Technologies.  We are developing technologies in which the
     -----------------------
heparanase enzyme is a diagnostic and therapeutic target, including a more sensitive assay to distinguish heparanase levels in various disease states, such as malignant versus benign tumors, metastatic versus non-metastatic cancers and various cardiovascular diseases.

     Inflammation Disease Research and Therapeutics.   Based on research results
     ----------------------------------------------
on agents that target and restrict the activity of heparanase, we believe that the same small molecule sulfated oligosaccharides that inhibit cancer spread (including PI-88) are also effective prophylactic anti-inflammatory agents. We further believe that heparanase inhibitors constitute a new class of drugs for use in the treatment of inflammatory disease (such as inflammatory bowel disease and multiple sclerosis).

     Carbohydrate Based Anti-Viral Technologies.  An important function of
     ------------------------------------------
polysaccharides in the human body is the facilitation of cell-to-cell interactions and cell adhesion. These molecules act as specific identifiers at the surface of different cells and play a role in the physical adhesion between two cells. Carbohydrates have also been associated with the attachment of many parasites, as well as a number of viruses. We are continuing to screen small molecule sulfated oligosaccharides as inhibitors of viral infection.

     Triglycerides.  An elevation in triglyceride levels is associated with an
     -------------
increase in the risk of coronary heart disease. Current drug therapies used in the reduction of systemic triglyceride levels are not ideal and many are associated with some form of side effect. The use of heparin-like compounds as triglyceride lowering agents has been widely studied. This anti-lipaemic effect of heparin is thought to be due to its ability to enhance the release of lipoprotein lipase, the enzyme involved in the metabolism of triglycerides. Small molecule sulfated oligosaccharides developed by us have been shown to consistently reduce triglyceride levels in rodents.

     Anti-Heparanase Monoclonal Antibodies.  We have developed monoclonal
     -------------------------------------
antibodies against the purified heparanase enzyme. Several monoclonal antibodies were obtained specifically for rat heparanase. No antibodies of this type are currently available commercially. Such antibodies have many research, diagnostic and clinical possibilities.

RESEARCH AND CLINICAL COLLABORATIONS

     In the course of conducting our research and clinical studies, we collaborate with private industry and a number of academic and research institutions in Australia, the U.S. and elsewhere.

     In the research area, we are supporting pivotal research at the following institutions:

     - At the Research School of Chemistry at the Australian National University, we are supporting a combinatorial chemistry approach to the synthesis of molecules that mimic the structure of sugars. This chemistry will enable synthesis of defined structures to overcome the limitations in commercial synthesis of oligosaccharides. This research plays a pivotal supporting role to our in-house drug discovery program funded in part by an Australian Federal Government research grant.

     - At the Centre for Biomolecular Science and Drug Discovery at Griffith University at the Gold Coast, Australia, we are collaborating on the development of small molecule heparanase inhibitors as anti-inflammatory drug leads derived from a structure/function analysis of this protein and related molecules. We have previously shown that this molecule is a valid target for anti-inflammatory drugs in treatment of diseases such as multiple sclerosis and inflammatory bowel disease.

     - At the Royal North Shore Hospital in Sydney, Australia, we support research on the effects of PI-88 in combination with different chemotherapeutic agents in a rat mammary adenocarcinoma model.

     - At the St. George Hospital in Sydney, Australia, we support preclinical research on PI-166 for the treatment of liver cancers in rabbits.

     We are also collaborating in research with the Institute of Medical and Veterinary Sciences, Adelaide, Australia, the University of Otago in Otago, New Zealand, the Gothenburg University in Gothenburg, Sweden, the University of California in Davis and in San Francisco, California, the University of Nebraska in Lincoln, Nebraska, the University of L'Aquila in L'Aquila, Italy and The John Curtin School of Medical Research at the Australian National University in Canberra, Australia. In 2001, we concluded clinical testing of PI-88 in Phase Ib clinical trials in advanced stage cancer patients at the Peter MacCallum Cancer Institute and at the Royal Melbourne Hospital under the auspices of the Centre for Developmental Cancer Therapeutics.

     Other collaborators in the clinical area include:

     - The University of Colorado Health Sciences Center in Denver, Colorado, which is conducting a Phase I/II study of PI-88 with patients suffering from advanced melanoma and renal-cell carcinoma.

     - The University of Colorado Cancer Center in Denver, Colorado, which is conducting a Phase I/II study of PI-88 in combination with Taxotere(R), a chemotherapy agent, in patients with lung cancer.

     - The Alfred Hospital in Melbourne, Australia, The Mater Misericordiae Hospital in Newcastle, Australia, and the Wesley Clinic Research Centre in Brisbane, Australia, which are conducting a multicenter Phase II trial of PI-88 with patients suffering from multiple myeloma.

     - The Cancer Treatment Centre at the St. George Hospital in Sydney, Australia, which will conduct a Phase Ib trial of PI-166 in patients with unresectable hepatocellular carcinoma.

     - Medigen Biotechnology Corporation in Taipei, Taiwan, which is conducting a Phase Ib clinical trial of PI-88 in cancer patients and is planning additional clinical trials of PI-88 in both cancer and cardiovascular disease. This collaboration is described in the following section.

     COLLABORATION WITH MEDIGEN BIOTECHNOLOGY CORPORATION

     In May 2000, we entered into an agreement with Medigen Biotechnology Corporation, a biotechnology company based in Taiwan, or MBC, relating to early stage clinical trials of PI-88. Under the agreement:

     -    We have retained all intellectual property rights to PI-88;

     - We have agreed to pay MBC a percentage of our future revenues received from PI-88 in cancer and cardiovascular disease so long as MBC successfully completes all Phase II and proof of principle trials agreed to be conducted and funded by MBC;

     - We have agreed to complete one Phase II trial of PI-88 in an oncology indication, one Phase II trial of PI-88 in a cardiovascular indication, and two proof of principle trials in oncology indications;

     - We have agreed to supply PI-88 to MBC, at no charge, for the conduct of all Phase II trials funded by MBC;

     - We have agreed to supply to MBC, at MBC's cost, technical assistance, including the services of trained personnel and technical training, for the conduct of all Phase II and Phase III trials conducted by MBC;

     - We have agreed to assist MBC, at MBC's cost, to establish a manufacturing plant that can produce potential human therapeutics in accordance with cGMP practices and FDA requirements; and

     - We have granted MBC the right to negotiate the funding and conduct of Phase III trials of PI-88 subject to any agreements that we may enter into with strategic partners to further develop and commercialize PI-88.

     In return, MBC:

     - Will fund and conduct one Phase II cancer trial with PI-88 and one Phase II cardiovascular trial with PI-88;

     -    Will fund and conduct two proof of principle cancer trials of PI-88;

     - Has issued to us a 19.9% equity stake in MBC and has granted us certain anti-dilution rights; and

     - Has paid to us A$11 million for 2.75 million of our ordinary shares and Everspring Industry Co., an MBC shareholder, has been granted an option, exercisable at any time on or before December 31, 2002, to purchase an additional one million of our ordinary shares at an exercise price of A$8.00 per ordinary share.

BIOTECHNOLOGY BUSINESS

     LIFE SCIENCES

     We are the Australian and New Zealand distributor of a wide range of life sciences research products manufactured by a number of U.S. and European life sciences companies. We also offer our own range of fine chemical products that are sold under the Progen brand name. Our life sciences products are marketed to research and diagnostic laboratories in private and government institutions, including universities, hospitals and biotechnology companies, by our own sales staff and under sub-distributor arrangements in New Zealand and Western Australia. Sales from our life sciences division constituted approximately 87.8%, 84.4 % and 65.1% of our sales revenue for the fiscal years ended June 30, 2000, 2001 and 2002, respectively.

     CONTRACT SERVICES

     We provide contract manufacturing services to cGMP standards for various human clinical trials and therapeutic products, and for veterinary pharmaceuticals, as well as non-cGMP bioproducts contract manufacturing services. We also provide bioprocess technology development services and consulting services in quality and regulatory management systems. Contract and consulting services revenues constituted approximately 11.2%, 15.5% and 34.9% of our sales for the fiscal years ended June 30, 2000, 2001 and 2002, respectively. See "-Manufacturing Facilities" below.

MANUFACTURING FACILITIES

     We maintain and operate an approximately 11,200 square foot fully-integrated pharmaceutical manufacturing facility in Darra, a suburb of Brisbane, Australia. Our principal offices are also located on the premises. The facility has the capability to develop and manufacture therapeutic products for worldwide markets and consists of 15 modular laboratories, each with a designated function. There are two independent and eight integrated laboratory modules that comply with the Code of Good Manufacturing Practice, or cGMP, and five non-cGMP laboratory modules. The cGMP laboratory modules have specific functions including media preparation, cell culture, fermentation, harvest, purification, pack and fill, and bioprocessing. The non-cGMP laboratories have functions in fermentation, research and development, and analytical services covering microbiology, biochemistry, protein and carbohydrate analysis and processing, and quality control testing.

     The facility is used to manufacture a range of biological products, including PI-88 active ingredient for preclinical and clinical trials, and is equipped for the genetic manipulation of micro-organisms, cell culture, small and large-scale fermentation of micro-organisms, purification and downstream processing, freeze-drying, and sterile packing and filling.

     Our manufacturing facility is licensed by the Australian Therapeutic Goods Administration, or TGA, for the manufacture of biological-based starting materials for human therapeutics to cGMP standards and by the Australian Gene Technology Regulator for the manufacture of large scale genetically modified organisms. The TGA is a department of the Australian federal government in Canberra and a member of the International Pharmaceutical Inspection Convention. The Australian Department of Health and the TGA regulate the manufacture of compounds intended as starting materials for human therapeutics. To our knowledge, the Australian requirements are largely consistent with the FDA's requirements for the U.S. market. In addition, the FDA has accepted a Type 1 Drug Masterfile, or DMF, for our manufacturing facility. We may use the DMF to support applications to the FDA for the investigation or approval of new therapeutics or for the licensing of a new process for the manufacture of a therapeutic. Where such an application is made, the FDA will review the process to be used in the facility. In addition, the facility is licensed by the National Registration Authority of the TGA for manufacture of sterile and immunobiological veterinary products to cGMP standards and by the Australian Quarantine and Inspection Service as a quarantine facility.

     We lease the building in Darra, Queensland, in which our principal offices and manufacturing facilities are located. Under a two-year lease agreement expiring in March 29, 2004, we pay a current rental of approximately $48,000 per annum, subject to annual review, and have a three-year renewal option. If, however, the renewal option is not exercised on or prior to March 29, 2004, our rental payments will increase by approximately $7,800 per annum.

GOVERNMENT REGULATION

     LIFE SCIENCES

     The products that we currently manufacture are subject to government regulation (including regulations governing manufacture, handling, disposal, packaging, labeling, transport and import/export) in Australia and in each of the countries into which these products are exported which currently include New Zealand, New Caledonia, Denmark, the United Kingdom, Papua New Guinea and the United States. We believe that we are in compliance with all applicable regulations. These regulations may change, and we may not be able to comply with any new regulations. Our failure to comply with any new regulation could result in, among other things, sanctions being imposed on us, product recalls or refusals to permit such products to be exported out of Australia or imported into foreign countries. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

     CONTRACT SERVICES

     Our contract manufacturing operations include some manufacturing processes that are required to comply with the applicable cGMP requirements of the TGA and the National Registration Authority, which govern the methods, controls, facilities and quality assurance procedures used in manufacturing, packing and storing biological and pharmaceutical products. In addition, certain international markets have quality assurance and manufacturing requirements that may be more or less rigorous than those in Australia. Our manufacturing facilities are also subject to biennial inspections by the TGA. We cannot make any assurances that we will continue to be in compliance with cGMP requirements. Failure to comply with cGMP requirements or with any other international requirements could have a material adverse effect on our business, financial condition and results of operations.

     RESEARCH AND DEVELOPMENT

     The research and development, manufacture and commercialization of our pharmaceutical products will be subject to regulation by governmental entities in Australia and other countries including the United States. Pharmaceutical products are subject to rigorous regulation by the TGA under the Australian Therapeutic Goods Act, by the FDA in the United States, and by similar health authorities in foreign countries under laws and regulations that govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, advertising, promotion, export, marketing and distribution of such products. Product development and approval within this regulatory framework is uncertain and can take a number of years and require the expenditure of substantial resources. Any failure to obtain regulatory approval or any delay in obtaining such approvals could have a material adverse effect on our business, financial condition and results of operations.

     Australian Government Regulation

     The steps required before a drug may be approved for marketing in Australia generally include:

     -    Preclinical laboratory and animal testing;

     - Submission to the TGA of a clinical trial notification, or CTN, or a clinical trial exemption, or CTX, application for human trials;

     - Submission of an investigator's brochure and clinical protocols to the institutional ethics committee, or IEC, of each institution at which the trial is to be conducted;

     - Adequate and well-controlled clinical trials to demonstrate the safety and efficacy of the product;

     - Development of a Drug Masterfile, which demonstrates that the manufacture of the product conforms to GMP guidelines;

     - Submission of the manufacturing and clinical data to the Australian Drug Evaluation Committee; and

     - Approval by the Australian Drug Evaluation Committee for inclusion in the Australian Register of Therapeutic Goods.

     The testing and approval processes for a drug require substantial time, effort and financial resources. Furthermore, post-market surveillance must be carried out, and any adverse reactions to the drug must be reported to the TGA. We cannot make any assurances that any approval will be granted on a timely basis, if at all.

     Preclinical studies include laboratory evaluation of the product as well as animal studies to assess the potential safety and efficacy of the product. The results of the preclinical studies are submitted to each investigator's IEC and, in some instances, to the TGA. Approval by each IEC and by the TGA is necessary before clinical trials can commence. An IEC is a review committee at each institution at which a study is conducted and is set up under guidelines of the Australian National Health and Medical Research Council. The role of an IEC is to review proposals for clinical trials, and approve and subsequently monitor the clinical trials. The IEC will consider, among other things, ethical factors and the safety of human subjects. We cannot make any assurances that submission to the applicable IECs and the TGA will result in authorization to commence clinical trials.

     Clinical trials involve administering the investigational product to healthy volunteers or patients under the supervision of a qualified principal investigator. The TGA has developed guidelines for a CTN and a CTX, the two classes of clinical trials in Australia. Under the CTN scheme, under which most clinical trials in Australia are conducted, the TGA is formally notified by submission of a CTN application but does not review the safety of the drug or any aspect of the proposed trial. Responsibility for all aspects of the trial conducted under a CTN application remains with the IEC of each investigator's institution and with us. A CTX application requires submission of preclinical and manufacturing data to both the TGA and the IEC of the institution at which the trials are to be conducted. In cases where an IEC is unsure of the safety or efficacy of a product, a CTX application is submitted. Approval by both bodies is necessary before the trials can commence. The role of the TGA is primarily to assess safety issues.

     Clinical trials typically are conducted in three sequential phases that may overlap:

     - Phase I clinical trials that involve the initial introduction of the drug into human subjects and the exploration of its safety (adverse effects), dosage tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics.

     - Phase II clinical trials that (i) evaluate the efficacy of the drug for specific, targeted indications, (ii) determine dosage tolerance and optimal dosage, and (iii) identify possible adverse effects and safety risks. Phase II trials usually involve studies in a limited patient population.

     - Phase III clinical trials that generally further evaluate clinical efficacy and further test for safety within an expanded patient population sufficient to provide statistically significant data.

     In the case of products for severe or life threatening diseases, the initial clinical trials are sometimes conducted in patients rather than in healthy volunteers. Since these patients are already afflicted with the target disease, it is possible that such clinical trials may provide evidence of efficacy traditionally obtained in Phase II clinical trials. These trials are frequently referred to as Phase I/II trials. We cannot make any assurances that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of our product candidates. Furthermore, the TGA and/or the applicable IEC may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

     We successfully completed our first clinical trial of PI-88, a Phase I study with healthy volunteers, in Manchester, the United Kingdom in March 1999, and our first Phase Ib clinical trial of PI-88 in cancer patients in November 2000. The multicenter oncology Phase Ib study was conducted at the Royal Melbourne Hospital and the Peter MacCallum Cancer Institute, Melbourne, Australia, under the auspices of the Centre for Developmental Cancer Therapeutics pursuant to an IND application with the FDA, a CTN application with the TGA and IEC approvals.

     In August 2001, we commenced a Phase I/II clinical trial of PI-88 in patients with advanced malignancies, with emphasis on recruitment of melanoma and renal-cell carcinoma patients, at the University of Colorado Health Sciences Center and, in September 2002, commenced a Phase I/II trial of PI-88 in combination with Taxotere(R), a frequently used chemotherapy treatment, in patients with non-small cell lung cancer at the University of Colorado Cancer Center. Both trials are being conducted under an active IND application. In addition, in April 2002, we commenced a multicenter Phase II trial of PI-88 in patients with bone marrow cancer, or multiple myeloma, at The Alfred Hospital in Melbourne, Australia, The Mater Misericordiae Hospital in Newcastle, Australia, and the Wesley Clinic Research Centre in Brisbane, Australia. The Australian PI-88 Phase II trial is also being conducted under our IND with the FDA as well as a CTN with the TGA.

     We have also received IEC approval from the St. George Hospital in Sydney, Australia, for a Phase Ib clinical trial of PI-166 in patients with unresectable primary hepatocellular carcinoma, or advanced primary liver cancer. This Phase I trial will be conducted under a separate CTN with the TGA.

     In order to obtain Australian marketing approval for a drug, the results of the preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the Drug Evaluation Board and the Australian Drug Evaluation Committee with a request for approval to market the product by inclusion of the drug in the Australian Register of Therapeutic Goods. Before approval, the TGA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility is cGMP compliant. The Drug Evaluation Board and the Australian Drug Evaluation Committee may delay approval if applicable regulatory criteria are not satisfied, require additional testing or information, and/or require postmarketing testing and surveillance to monitor the safety or efficacy of a product. We cannot make any assurances that approval by the Drug Evaluation Board and the Australian Drug Evaluation Committee will be granted on a timely basis, if at all. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed.

     U.S. Government Regulation

     We also plan to seek FDA approval to market our drug products in the U.S. The approval process of the FDA is similar to that of the TGA, with substantially similar requirements for preclinical research, conduct of clinical trials, and manufacture of the product. Human clinical testing of a new drug requires the submission of an IND that must include the results of preclinical studies, together with manufacturing information and analytical data. We cannot make any assurances, however, that submission of an IND will allow us to commence clinical trials. Furthermore, once trials have commenced, the FDA may stop the trials, or particular types of trials, by placing a "clinical hold" on such trials because of, for example, concerns regarding the safety of the product being tested. Such holds can cause substantial delay and, in some cases, may require abandonment of a product. In addition, in the U.S., Phase IV clinical trials are conducted after approval by the FDA to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as "Phase III/IV post-approval clinical trials." Failure to promptly conduct Phase IV clinical trials could result in withdrawal of product approval under accelerated approval regulations.

     The results of preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of a New Drug Application, or NDA, requesting approval to market the product. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility is in GMP compliance. The FDA may delay an NDA if applicable regulatory criteria are not satisfied, require additional testing or information, and/or require postmarketing testing and surveillance to monitor the safety or efficacy of a product. We cannot make any assurances that FDA approval of any NDA submitted by us will be granted on a timely basis, if at all. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which the product may be marketed.

     The FDA has implemented accelerated review and approval procedures for therapies that have been studied for their safety and effectiveness in treating serious life-threatening or severely debilitating diseases, and which provide a meaningful therapeutic benefit to patients over existing treatments. Sponsors of such products may request to meet with the FDA-reviewing officials early in the drug development process to review and reach agreement on the design of necessary preclinical and clinical studies. We believe that PI-88 may qualify for this expedited review and approval process and, depending on the results of our current clinical trial program of PI-88, the design our later stage clinical trials of PI-88 may be designed with the objective of securing accelerated approval by the FDA. Significant uncertainty exists as to whether, and the extent to which, accelerated review and approval will be granted. The FDA also retains considerable discretion in determining eligibility for accelerated review and approval and is not bound by discussions that an applicant may have with FDA staff. Accordingly, the FDA could employ such discretion to deny eligibility of PI-88 as a candidate for accelerated review or require additional clinical trials or other information before approving PI-88. In addition, the approval of a product under the expedited approval procedures is subject to various conditions, including the requirement to verify clinical benefit in postmarketing studies and the authority on the part of the FDA to withdraw approval under streamlined procedures if such studies do not verify clinical benefit, or under various other circumstances. We cannot predict the ultimate impact, if any, of the new approval process on the timing or likelihood of FDA approval of PI-88 or any of our other potential products.

     We are currently conducting two Phase I/II clinical trials of PI-88 in the U.S. and a multicenter Phase II trial of PI-88 in Australia. We may seek FDA and TGA approval for independent Phase II trials of PI-166 in the U.S. and Australia upon successful completion of the planned Phase Ib trial in Australia. We cannot make any assurances that our submissions to the FDA or the TGA will be successfully reviewed, that the requisite approvals will be granted, that accelerated approvals will apply, or that clinical trials will commence.

PATENT RIGHTS; LICENSES AND PROPRIETARY TECHNOLOGY

     GENERALLY

     Our success will depend in large part on whether we can:

     -    Obtain patents to protect our own products;

     -    Obtain licenses to the patented technologies of third parties;

     -    Operate without infringing on the proprietary rights of third parties;
          and

     -    Protect our trade secrets and know-how.

     For a discussion of the risks and uncertainties associated with our intellectual property position, see "Risk Factors - Our success depends upon our ability to protect our intellectual property and our proprietary technology."

     PATENTS

     We own or have exclusive rights to 66 patents (including 26 issued patents) worldwide that relate to our proprietary technology in Australia, the United States and other foreign countries, of which five are issued Australian patents and nine are corresponding issued United States patents with expiration dates between 2010 and 2018. We also have exclusive licenses to approximately 11 families of patent applications.

     The availability and breadth of claims allowed in biotechnology and pharmaceutical patents is highly uncertain and generally involves complex legal and factual questions. We cannot make any assurances that any of our pending or future patent applications will be approved, or that we will develop additional proprietary products or processes, or be able to license any other patentable products or processes. We also cannot make any assurances that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages. Furthermore, patents held by third parties may prevent the commercialization of products incorporating the technology developed by or licensed to us, and third parties may challenge or seek to narrow, invalidate or circumvent any or all of the issued, pending or future patents owned or licensed by us.

     If it were determined that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot make any assurances that the licenses required under patents held by third parties would be made available to us on acceptable terms, or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents.

     We also believe that because of the differences in patent laws, foreign patents, if obtained, and the protection afforded by such foreign patents and foreign intellectual property laws may be more limited than that provided under Australian or United States patents and intellectual property laws. Litigation, which could result in substantial costs and diversion of effort on our part, may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may have to participate in opposition proceedings before the Australian Patent and Trademark Office or another foreign patent office, or in interference proceedings declared by the United States Patent and Trademark Office, to determine the priority of the invention for patent applications filed by competitors. Any such litigation, interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could have a material adverse effect on our business, financial condition and results of operations.

     LICENSES

     PI-88.   We have an exclusive worldwide license from the Australian
     -----
National University in Canberra, Australia, to seven families of patents and patent applications relating to PI-88, our sulfated oligosaccharide heparanase inhibitor. Our license rights terminate on November 4, 2018 or ten years after the expiration of the last patent related to the PI-88 technology, whichever is later. Our license with the Australian National University requires us to pay royalties on sales of PI-88 as well as on any fees we receive from sublicensing this technology.

     PI-166.  We also have an exclusive worldwide license from the University of
     ------
New South Wales in Sydney, Australia, to PI-166, a novel drug and delivery technology that is a potential new therapy for the treatment of hepatocellular carcinoma (primary liver cancer). Our license rights terminate on expiration of the last patent forming part of the technology or, if no patent issues, in 2012 with an option to extend until 2022. Our license with the University of New South Wales requires us to pay royalties on sales of PI-166 as well as on any fees we receive from sublicensing this technology.

     Drug Discovery Technology.  We also have an exclusive worldwide license
     -------------------------
from the Australian National University to our patent application covering the synthesis of potential drug intermediaries. Our license rights terminate at the expiration of the last patent related to the synthesis technology. Our license with the Australian National University requires us to pay royalties on sales of products arising from the synthesis technology as well as on any royalties we receive from sublicenses of the technology, and to make periodic payments on the achievement of certain milestones.

     PROPRIETARY TECHNOLOGY

     In addition to patent protection, we rely on unpatented trade secrets and know-how and proprietary technological innovation and expertise, all of which are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants. We cannot make any assurances that these agreements will not be breached, that we will have adequate remedies for any breach, or that our unpatented proprietary intellectual property will not otherwise become known or independently discovered by competitors. We also cannot make any assurances that persons not bound by an invention assignment agreement will not develop relevant inventions.

COMPETITION

     We face competition in each of our target product markets. A number of Australian and non-Australian companies compete with us in the development, manufacture, import/export and distribution of molecular biology products and specialized proteins. Some of these companies are large, publicly-held diversified research supply companies or conglomerates and have greater resources and more manufacturing and marketing experience than us.

     The pharmaceutical and biotechnology industries are also intensely competitive. Our anti-cancer and cardiovascular pharmaceutical product candidates would be subject to significant competition from existing drugs and therapies, as well as from products and therapies utilizing alternative or similar technologies. There are many pharmaceutical companies, biotechnology companies, and public and private academic institutions and research organizations actively engaged in the research and development of alternative products and therapies for the treatment of diseases that we have targeted for product development. Many of these organizations have greater financial, technical, manufacturing and marketing resources.

     We are aware of certain products that are being developed by competitors that modulate tumor-related angiogenesis, including heparanase inhibitors, FGF2, VEGF and other signal protein inhibitors, and inhibitors of certain matrix metalloproteases, a family of enzymes known to be involved in processes through which tumors invade tissues, metastasize and grow. Other competitors are developing technologies that interfere with the endothelial cell directly. In addition, a number of pharmaceutical and biotechnology companies are developing drugs and therapies to treat thrombosis and restenosis, including third generation anticoagulants, products with unique modes of action, and radiation therapy. Several of these product candidates are in advanced stages of clinical trials. We are also aware of several agents that are being developed by competitors that are intended for the treatment of hepatocellular carcinoma. These agents are in various stages of clinical development and comprise small synthetic organic molecules and biologicals, as well as targeted radiotherapy and hyperthermia treatments.

     Some of our competitors may succeed in developing products earlier than us, obtain governmental approvals more rapidly than us, or develop products that are safer and more effective than those under development by us. Other companies may also develop products or therapies that render our technology and products obsolete or non-competitive. We also cannot make any assurances that any therapy developed by us will be preferred to any existing or newly developed technologies. Some of our competitors may succeed in developing treatments that are superior to any therapy or product developed by us. Our ability to successfully compete with these and other companies will also depend to a considerable degree on the continuing availability of capital to us, as well as our ability to recruit and retain highly qualified scientific personnel and consultants, and to compete with the established manufacturing and marketing capabilities of our competitors.

EMPLOYEES

     As of June 30, 2002, we had a workforce of 42 full-time employees, of whom 15 hold Ph.D. degrees, and five hold other advanced degrees. Of our total workforce, 17 are engaged in research and development, seven in manufacturing operations, four in quality assurance, six in sales and marketing, and eight in business development, finance and administration. None of our employees are represented by a labor union, nor have we experienced work stoppages. We believe that our relations with our employees are good. We also maintain consulting agreements with a number of scientists at various universities and other research institutions.

DIVIDEND POLICY

     We have never declared cash dividends on our ordinary shares and have no present intention of declaring such cash dividends in the foreseeable future. Our board of directors will not be able to recommend the payment of any dividends until we make a profit. Future profitability will depend on future earnings and our working capital requirements. Our board of directors currently intends to reinvest income in the continued development and operations of our
business.   We expect to continue to generate operating losses on our research and development projects until products arising from our research and development activities are successfully commercialized. Factors beyond our control, such as market competition, exchange rate fluctuations and changing government policy may also affect profitability and our capacity to pay dividends.

LEGAL PROCEEDINGS

     There is no litigation of a material nature pending or threatened against us or our property.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information about our directors and executive officers:

     NAME                    AGE  POSITION
     ----                    ---  --------
     Stephen Chang            53  Chairman and Executive Director
     Lewis J. Lee             44  Managing Director and Executive Director
     Prof. John R. Zalcberg   50  Non-Executive Director
     Patrick O. Burns         65  Non-Executive Director (1)
     Dr. Malvin L. Eutick     53  Non-Executive Director (1)
     Dr. Stanley S.C. Chang   43  Non-Executive Director
     Dr. Robert H. Don        46  Vice President Research and Development
     Dr. Ross W. Stephens     55  Vice President Scientific Development
     Milton S. McColl         55  Company Secretary and Chief Financial Officer
     Gregory M. Orders        44  Contract Services Manager and Quality Assurance Manager

_____________
(1)  Member of Audit Committee

     STEPHEN CHANG is our founding Director and has served as Chairman since March 1999, a post that he also held from 1989 to 1994. From 1994 to 1999, Mr. Chang served as our Non-Executive Deputy Chairman. Mr. Chang is currently a director of Capac International Pty. Ltd., a private import/export firm, at which he also served as a director from 1987 to 1990. From 1977 to 1987, Mr. Chang was manager and senior engineer of Pacific Electric Wire and Cable Company. Mr. Chang served as a director and chairman of the board of directors of Medigen Biotechnology Corporation from August 2000 to June 2001. He holds a B.Sc. in mechanical engineering from the National Taiwan College of Marine Science and Technology. There is no family relationship between Mr. Chang and Dr. Stanley Chang.

     LEWIS J. LEE has served as our Managing Director since February 2000.
Prior to joining us, Mr. Lee held a number of senior management positions with
F. Hoffmann-La Roche Limited, Switzerland, and its various international subsidiaries since1989. From 1998 to 1999, Mr. Lee was the global business leader for PEGASYS(TM), a development compound targeted toward cancer and viral hepatitis, and from 1996 to 1999 was the global brand manager for Roferon(R)-A, a major Roche multi-indication franchise drug product. Mr Lee also served as the division head of the Biotechnology Unit of Roche Products Ltd., Taiwan, from 1994 to 1996 and as the business development manager of Roche Products Ltd., Taiwan, in 1993, a product manager of Roche Products ltd., Australia, from 1991 to 1992, and headquarter country manager for several emerging markets in the Middle East and Asia from 1989 to 1990. Mr. Lee holds a B.Sc. in engineering and an M.B.A. from the University of Queensland, Australia.

     PROFESSOR JOHN R. ZALCBERG, M.D., PH.D. joined us as a Non-Executive Director in May 1995. He is Professor/Director of the Division of Haematology and Medical Oncology at the Peter MacCallum Cancer Institute in Melbourne, Australia. Among his numerous professional positions, Prof. Zalcberg is the

Chairman of the Australasian Gastrointestinal Trials Group, a member of the National Colorectal Cancer Care Surgery Working Party, and was the immediate past president of the Clinical Oncological Society of Australia. Prof. Zalcberg also held the position of principal investigator of Colorectal Studies at ICI Pharmaceuticals from 1992to1994, was a member of the Committee of Management of the University of Sydney Cancer Research Fund from 1997to1999 and a member of the Global Oncology Advisory Board of Pharmacia & Upjohn. Prof. Zalcberg is a member of the editorial boards of Investigational New Drugs, Annals of Oncology, European Journal of Cancer, Journal of Clinical Oncology, and American Journal of Drugs. He has been the recipient of numerous research grants and has published extensively in scientific journals. Prof. Zalcberg holds a Ph.D. from the University of Melbourne and is a fellow of the Royal Australian College of Physicians (Medical Oncology).

     PATRICK O. BURNS was appointed a Non-Executive Director in March 1999. Mr. Burns is also a senior consultant to Early Stage Enterprises, a New Jersey venture capital fund investing primarily in developing technology growth companies. Since 1997, Mr. Burns has served as a member of the boards of directors of Synbiotics Corp., which specializes in animal health care, and Annovis Inc. a specialty chemical company. Mr. Burns is currently Vice Chairman of Euclid Systems Corp., an eye care company, and a senior advisor to AcrossFrontiers International, Inc. From 1986 to 1997, Mr. Burns was a vice president/principal of R&D Funding Corp., the general partner of four research and development funds, and from 1991 until 1997 he served as senior vice president of Prudential Securities. In 1971, Mr. Burns organized Minority Equity Capital Company, Inc., a multi-million dollar venture capital fund, where he was the president, chief executive officer and a director until 1985. Mr. Burns previously practiced law in New York with Milbank, Tweed, Hadley & McCloy. Mr. Burns holds a B.A. from Dartmouth College and an L.L.B. from Harvard Law School.

     DR. MALVIN L. EUTICK, PH.D. was appointed a Non-Executive Director in March 1999. Dr. Eutick is the chief executive officer of Pharmalab, and a founding director of I-Care Medical, a biotechnology startup company. Since 1998, Dr. Eutick has served as the chief executive officer of Ophthalmic Laboratories, a niche market pharmaceutical plant and manufacturing company in Australia and a major supplier of specialist hospital and ophthalmologic products and, since 1990, has served as chairman of Bioquest Limited, a privately-held Australian biotechnology company specializing in the supply of molecular biology products,
equipment and training.   From 1987 to 1990, Dr. Eutick was a senior executive
with Technology Investment Management Limited, a management company for a number of leading Australian venture capital companies, and from 1985 to 1987 he was the general manager of LKB Biotechnology Group Pharmacia (Australia) Pty. Limited. Dr. Eutick holds a B.Sc. and a Ph.D. in biochemistry from the University of Sydney, Australia.

     DR. STANLEY S.C. CHANG, M.D., PH.D. was appointed a Non-Executive Director in February 2001. Dr. Chang is also chief executive officer and managing director of Medigen Biotechnology Corporation, a biotechnology company based in Taiwan. Dr. Chang was chairman of the Faculty of Medicine of the Tzu Chi College of Medicine and Humanities, Taiwan, from 1996 to 2000, a consultant urologist at the Department of Urology of Tzu Chi General Hospital from 1988 to 2000, a lecturer at the Department of Urology, College of Medicine at National Taiwan University, Taipei, Taiwan, from 1988 to 1996, and a consultant at the Department of Urology and Nephrology at Lister Hospital, Stevenage, United Kingdom. Dr. Chang served on the editorial board of The Journal of Ultrasound in Medicine from 1996 to 1998 and from 1998 to 2000, and is fellow of the Association of Urology, Taiwan, and the Society of Ultrasound in Medicine, Taiwan. Dr. Chang is the recipient of numerous research grants and has published many scientific articles. Dr. Chang holds an M.D. from the College of Medicine at the National Taiwan University and a Ph.D. from the Department of Surgery, University College London Medical School at the University of London, United Kingdom. There is no family relationship between Dr. Chang and Mr. Stephen Chang, our Chairman.

     DR. ROBERT H. DON, PH.D. joined us in 1994 as Vice President of Research and Development. From 1989 to 1994, Dr. Don was Program Leader at the Center for Molecular Biology and Biotechnology at the University of Queensland, Australia. Dr. Don was also a research scientist at the Commonwealth Scientific and Industrial Research Organization in Brisbane, Australia from 1988 to 1989, and a senior scientific officer at the Oncology Research Centre, Prince of Wales Hospital in Sydney, Australia from 1986 to 1988. From 1983 to 1986 he served as a research fellow of the Department of Medical Biochemistry at the University of Geneva, Switzerland. Dr. Don has published numerous articles on molecular genetics. Dr. Don holds a B.Sc. and a Ph.D. in microbiology from the University of Queensland, Australia.

     DR. ROSS W. STEPHENS, PH.D. joined us in February 2002 as Vice President of Scientific Development with responsibility for, among other things, critical scientific evaluation of potential licensing opportunities. Prior to joining us, Dr. Stephens was a private biomedical research consultant to the Finsen Laboratory at the Copenhagen University Hospital, Denmark, and several Australian biotech companies from 2000 to 2002, and worked in the biological sciences technology transfer division of Anutech Pty. Ltd., the commercial agent of the Australian National University in Canberra, Australia, from 1999 to 2000. Dr. Stephens was also a senior research scientist at the Finsen Laboratory from 1995 to 1999 where he was an inventor on three patents and patent applications covering the cell receptor for urokinase and the use of protease inhibitors and uPAR antagonists in the treatment of tumors, and at Nycomed Pharma AS, in Oslo, Norway, from 1992 to 1995 where he invented a method for assaying multi-protein complexes. From 1987 to 1992, Dr. Stephens was a consultant to Biotech Australia Pty. Ltd. in Sydney, Australia, where he was an inventor on a patent relating to the human monocyte PAI-2 arising from his research (from 1982 to 1986) at the John Curtin School of Medical Research at the Australian National University. Dr. Stephens holds a B.Sc. and Ph.D. in biochemistry from the University of Sydney, Australia, and has published over one hundred scientific articles.

     MILTON S. MCCOLL joined us in December 2001 as Company Secretary and Chief Financial Officer. Prior to joining us, Mr. McColl was the company secretary of e-shares Corporation Ltd., a public Australian on-line share brokerage and corporate services company, from 1999 to 2001 playing an active role in its Australian initial public offering in September 2000, and of Australian International Carbon Ltd., a public Australian carbon manufacturer, which made an Australian initial public offering in 1998. From 1995 to 1999, Mr. McColl was the company secretary and financial controller of Fraser Range Granite Ltd., a public Australian quarry operator, and, from 1993 to 1994, served as company secretary to Golden Valley Mining NL, a pubic Australian mining group. Mr. McColl is an associate member of both the Australian Institute of Chartered Accountants and the Australian Institute of Chartered Secretaries and holds a Bachelor of Accounting Science from the University of South Africa, Pretoria.

     GREGORY M. ORDERS joined us in April 2001 as Quality Assurance Manager, served as the Acting General Manager of Contract Services from October 2001 until August 2002, at which time he was appointed Contract Services Manager. From 1995 to 2001, Mr. Orders held various positions in quality assurance and pharmaceutical manufacture for Sigma Pharmaceuticals Pty. Ltd, a Melbourne, Australia-based contract pharmaceutical manufacturer. From 1993 to 1995, Mr. Orders worked at the virology and bacteriology laboratories of Fernz Corporation, an Auckland, New Zealand manufacturer of interferon tablets. Mr. Orders holds a B.Sc. and a Masters in Molecular Science from LaTrobe University in Melbourne, Australia.

KEY EMPLOYEES

     The following table sets forth certain information regarding our other key employees:

       NAME                 AGE  POSITION
       ----                 ---  --------
       Kaye L. Roberts       36  Vice President Clinical Research
       Dr. Brian R. Creese   49  Preclinical Research Scientist
       Rodney A. Stewart     34  Sales & Marketing Manager (Life Sciences)

     KAYE L. ROBERTS has served as our Vice President of Clinical Research since November 2000 and joined us in July 1998 as Quality Assurance Manager. From 1997 to 1998, Ms. Roberts was the quality assurance manager at Parnell Laboratories (Australia) Pty. Ltd., a manufacturer of sterile injectables and non-sterile veterinary pharmaceuticals. From 1995 to 1997, Ms. Roberts was QC chemistry laboratory manager for F.H. Faulding & Co. Ltd., a manufacturer of pharmaceutical and consumer products. From 1991 to 1994, Ms. Roberts held various research officer positions with the Victorian College of Pharmacy at Monash University in Melbourne, Australia. Ms. Roberts holds a Master and Bachelor of Pharmacy degrees from the Victorian College of Pharmacy at Monash University and is a registered pharmacist with the Pharmacy Board of Victoria, Australia.

     DR. BRIAN R. CREESE, PH.D. joined us in August 2000 as a Preclinical Research Scientist. Prior to joining us, Dr. Creese was a principal toxicologist from 1985 to 2000 and a senior toxicologist from 1984 to 1985 in the Drug Toxicology Evaluation Section of the Australian Therapeutics Goods Administration. Since 1996, Dr. Creese has also served as an adjunct senior lecturer at the School of Biomedical Sciences of the University of Queensland in Brisbane, Australia, and as a member of the Clinical Trials Sub-Committee of the Royal Children's Hospital in Brisbane, Australia. Dr. Creese holds a B.Sc. in biochemistry from the Australian National University, Canberra, Australia, and a Ph.D. in clinical science from the John Curtin School of Medical Research at the Australian National University.

     RODNEY A. STEWART has been our Sales and Marketing Manager (Life Sciences) since May 2000, and joined us in 1998 as a Technical and Marketing Support Officer. From 1995 to 1998, Mr. Stewart was the technical services manager of Bio-Rad Laboratories, an Australian global supplier of life sciences research products. He holds a B.Sc. in biology and microbiology from the University of Sydney, Australia, and a Master of Applied Science in biopharmaceuticals from the University of New South Wales, Australia.

     Our executive officers are appointed by, and serve at the pleasure of, our board of directors. There are no family relationships among our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

BOARD COMPOSITION AND COMMITTEES

     We currently have six directors. Our constitution provides that at least one-third of our directors (except our managing director) must retire at each annual general meeting of shareholders. As a result, only a portion of our board of directors will be elected each year. Mr. Lee was elected at the August 2000 general meeting of shareholders and Mr. Stephen Chang was elected at the 2000 annual general meeting of shareholders. Dr. Stanley Chang, who was appointed by our board of directors in February 2001, was elected, along with Dr. Eutick and Mr. Burns, at the 2001 annual general meeting of shareholders. Prof. Zalcberg was elected at the 2002 annual general meeting of shareholders.

     The primary role of our audit committee is to review and monitor the framework of our internal controls and our adherence to appropriate ethical standards for the management of our company. The audit committee meets at regular intervals and reviews the scope of audit and other services by our independent auditors, reviews the accounting principles and auditing practices and procedures to be used for our financial statements and reviews the results of those audits. The results of such reviews are reported to our board of directors. The audit committee also makes recommendations to our board of board of directors regarding the selection of our independent auditors.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                             SELECTED FINANCIAL DATA

     The following selected financial data for the five years ended June 30, 2002 should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations below and our financial statements and related notes contained elsewhere in this annual report. The balance sheet information as at June 30, 2001 and 2002 and the statement of operations data for fiscal 2000, 2001 and 2002 are derived from our audited financial statements included in this annual report. Balance sheet information as of June 30, 1998, 1999 and 2000 and statement of operations information for fiscal 1998 and 1999 are derived from our audited financial statements which are not included in this annual report.

                                                        For the Years Ended June 30,
                                 -------------------------------------------------------------------------
                                     1998           1999           2000           2001           2002
----------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Revenue From Operations          $  1,014,212   $    892,679   $  1,547,245   $  1,273,810   $  2,017,714

Cost of Operations:

   Research and development         1,990,792      3,052,124      2,757,628      2,374,319      2,185,066
   Selling, general and
     administrative costs           1,426,353      1,386,524      1,548,508      1,286,795      1,479,561

Total Cost of Operations            4,280,134      5,097,505      4,920,365      4,192,622      4,380,864
                                 -------------  -------------  -------------  -------------  -------------

Gross Loss                         (3,747,170)    (4,785,430)    (4,274,083)    (3,674,710)    (3,496,873)

Total Other Income (Expenses)          70,384         (7,311)      (206,050)       402,528        417,658
                                 -------------  -------------  -------------  -------------  -------------

Net Loss                         $ (3,676,786)  $ (4,792,741)  $ (4,480,133)  $ (3,272,182)  $ (3,079,215)
                                 -------------  -------------  -------------  -------------  -------------

Net Loss Per Ordinary Share      $       (.28)  $       (.27)  $       (.23)  $       (.14)  $      (0.13)
Weighted Average Number of
   Ordinary Shares Outstanding     12,969,173     17,518,103     19,729,300     23,404,883     24,391,869

                                                       For the Years Ended June 30,
                                 -------------------------------------------------------------------------
                                     1998           1999           2000           2001           2002
----------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

Cash and Cash Equivalents        $    775,907   $  3,034,567   $  6,529,982   $  8,391,775      6,430,377

Working Capital                       477,259      3,141,991      6,277,381      9,517,072      7,164,139

Total Assets                        2,544,974      9,106,523     10,440,838     11,649,736      9,865,368

Long-Term Debt                            -0-            -0-            -0-            -0-            -0-

Retained Earnings (Deficit)       (16,226,240)   (21,018,981)   (25,499,114)   (28,771,296)   (31,850,511)

Total Stockholders' Equity       $  1,668,840   $  8,255,910   $  9,468,280     11,649,736      9,865,368

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     The following discussion and analysis should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report.

OVERVIEW

     We are engaged in the research of carbohydrate-protein interactions as a source of potential therapeutics for a variety of disease conditions including cancer, cardiovascular disease and inflammation. Our objective is to develop and commercialize novel therapeutics by leveraging our expertise in pharmaceutical manufacturing processes and, through alliances with academia, research institutions and industry, conduct proof of concept human clinical trials prior to selective out-licensing. We have a world class manufacturing facility that manufactures drug candidates under cGMP standards for clinical trials.

     We were incorporated in September 1989 as Almagest Pty. Ltd. in the State of Queensland, Australia, and changed our name to Progen Industries Pty. Ltd. in April 1990. In 1991, we converted to a public limited liability company under the name Progen Industries Limited and introduced our first molecular biology products to the Australian market for use in DNA recombinant research.

     Since October 1993, we have been engaged in the research and development of small molecule pharmaceuticals, including heparanase inhibitors, that are potent and selective inhibitors of carbohydrate-protein interactions implicated in a range of disease states. Our research and development activities are conducted in collaboration with private industry and academic and research institutions in Australia, the United States and elsewhere.

     Our clinical development program is, at present, focused on novel oncology therapies. PI-88, our lead small molecule product candidate, is currently in four clinical trials of cancer patients with either tumors in specific organs (solid tumors) or hematological malignancies (tumors of the blood) such as leukemia and multiple myeloma. We are conducting two Phase I/II clinical trials of PI-88 in the United States, one with advanced melanoma patients and the second with lung cancer patients in which PI-88 is being administered in combination with Taxotere(R), a frequently used chemotherapy treatment. We are also conducting an Australian multicenter Phase II oncology trial of PI-88 with patients with bone marrow cancer. Medigen Biotechnology Corporation, our clinical collaborator, is also conducting a Phase Ib clinical trial of PI-88 in Taipei, Taiwan. We have already completed three Phase I trials of PI-88, two with healthy volunteers in the United Kingdom, and one with cancer patients in Australia. PI-166, our second oncology product candidate, is expected to enter a Phase Ib clinical trial in Australia with patients with unresectable primary hepatocellular carcinoma, or advanced primary liver cancer.

     We have incurred significant losses since our inception and as of June 30, 2002, our accumulated deficit was approximately $31.9 million. We expect to incur additional operating losses for at least the next several years as we accelerate our drug discovery research, expand our development and preclinical activities, conduct additional clinical trials with PI-88 and PI-166, and advance into later stages of development.

     To date, we have funded our operations primarily through sales of equity and debt securities, including an Australian initial public offering in 1995 for approximately A$7.7 million ($5.7 million) in net proceeds, and an Australian and overseas institutional placement underwritten by UBS Warburg in March 2000 for approximately A$10.6 million ($6.7 million) in net proceeds. In November 2000, we raised A$10.5 million ($5.5 million) by the issue of 2.75 million shares to Medigen Biotechnology Corporation, our collaborative partner for early stage clinical trials.

CRITICAL ACCOUNTING POLICIES

     The following discussion and analysis of our operating and financial review and prospects are based upon our financial statements, which have been prepared in accordance U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

     We believe the following are our critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements.

     REVENUE RECOGNITION

     We recognize grant income when key milestones set within cash agreements are achieved and accepted by all parties to the grant. The agreements comprise different phases based on product development. Milestones are based on the phases of each product development, for example, Phase 1, Phase 2, and Phase 3. Revenue is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay us and we have no further significant obligations in relation to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Revenue for each milestone achieved is fixed up front.

     We recognize interest income as it is earned and when collectibility is reasonably assured.

     RESEARCH AND DEVELOPMENT EXPENSE

     Research and development expense, which includes personnel costs, manufacturing expenses and administration expenses consists of expenditures for research we conduct. We expense research and development expenses as they are incurred.

     In addition, although we believe that our patents and underlying technology have continuing value, the future benefits to be derived therefrom are uncertain. We, therefore, include patent costs under research and development expenses rather than capitalizing them.

RESULTS OF OPERATIONS

     YEARS ENDED JUNE 30, 2002, 2001 AND 2000

     Sales and Services

     Sales increased 58.4% to $2,017,714 in fiscal 2002 from $1,273,810 in fiscal 2001 largely due to a 254% increase in contract manufacturing sales from $198,857 in fiscal 2001 to $704,044 in fiscal 2002. Sales of $1,547,245 in fiscal 2000 were similar to fiscal 2001 in A$ terms.

     Research and Development Expenses

     Research and development expenditures were $2,185,066 for fiscal 2002 compared to $2,374,319 for fiscal 2001 and $2,757,628 for fiscal 2000. Research and development expenses in fiscal 2002 increased only 0.4% in A$ terms over fiscal 2001 due mainly to the expiration of one of our research agreements with The John Curtin School of Medical Research at the Australian National University in Canberra, Australia and a refund of unexpended research funds, a reduction in preclinical expenses and a delay in the invoicing of the Phase I/II clinical trial of PI-88 in the U.S. Research and development expenses for fiscal 2001 increased 11% in A$ terms over fiscal 2000 due to an increase in preclinical research and additional clinical trials. We expect our research and development expenses to further increase due to the enlargement of our clinical trials program of PI-88, additional preclinical studies of PI-166, the commencement of a Phase Ib clinical trial of PI-166 with hepatocellular carcinoma patients, and the further expansion of our drug discovery program.

     Selling, General and Administrative Costs

     Selling, general and administrative costs were $1,479,561 for fiscal 2002 compared to $1,286,795 for fiscal 2001 and $1,548,508 for fiscal 2000. The 15% increase in selling, general and administrative costs in fiscal 2002 was due to the inclusion for a full year of our new business development position. Selling, general and administrative costs for fiscal 2001 were, however, similar to 2000 in A$ terms as lower salaries expenditure offset higher business development costs.

     Other Income (Expenses)

     We realized total other income of $417,658 in fiscal 2002, $402,528 in fiscal 2001 and incurred total other expenses of $206,050 in fiscal 2000. The increase in total other income in fiscal 2002 was primarily due to a realized gain on our investment in Zaxis International Inc. of $245,289, an unrealized gain on investments of $101,899, and the increase in other income to $197,274 in 2002 with the receipt of funding for our drug discovery technology platform under the AusIndustry R&D START grant and a refund of unexpended funds following the expiration of one of our research agreements with The John Curtin School of Medical Research at the Australian National University in Canberra, Australia. This was offset by the increase in our share of net losses of Medigen Biotechnology Corporation, our collaborative partner for early clinical trials and in which we hold a 19.9% equity stake, from $86,345 in fiscal 2001 to $509,606 in fiscal 2002. The increase in total other income in fiscal 2001 was primarily due to the increase in interest income from $264,877 in 2000 to $575,279 in 2001, and no realized losses on the sale of investments in 2001 compared to realized losses from the sale of securities of $435,067 in 2000.

     Income Taxes

     As at June 30, 2002, we had accumulated losses of approximately $31.9 million, resulting in a deferred tax asset of approximately $9.1 million. We had accumulated losses of approximately $28.8 million for fiscal 2001 and $25.5 million for fiscal 2000. Since re-coupment of the carried loss forward is not reasonably assured, a valuation allowance has been established to offset in full the deferred tax asset resulting in a net deferred asset of nil. The valuation allowance has no impact on our reported net loss.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through public and private sales of equity and debt securities totaling approximately $50.6 million in net proceeds. As at June 30, 2002, cash and cash equivalents totaled approximately $6.4 million.

     We expended approximately $2.0 million in cash and cash equivalents during the twelve months ended June 30, 2002 to finance our operations and research and development activities. Cash used for operating activities (which included funding research and development and payments for investments) was $2.6 million and $2.5 million for fiscal 2001 and 2000, respectively. During the twelve months ended June 30, 2002, we expended approximately $662,232 for plant and equipment purchases required for our drug discovery program and our collaborative projects with the Queensland Institute of Medicine in Brisbane, Australia, and Monash University in Melbourne, Australia, for the development and manufacture of two malaria vaccine candidates under the Malaria Vaccination Initiative.

     We believe that securing new contracts by our contract manufacture operations and additional agencies for the distribution of life sciences products will remain a key factor for future profitability and financial independence of our commercial services division. We cannot, however, be certain that we will be able to secure new manufacturing contracts or obtain additional distribution agencies, or that any new manufacturing contracts or distribution agencies will be commercially successful.

     Leasehold improvements to consolidate and increase office accommodations were completed in September 2001, and we currently have no other material commitments for capital expenditures. However, we expect to incur substantial future commitments in light of our oncology clinical program and our drug discovery program. In October 2001, we were awarded an A$3.1 million matching funds grant from the Australian federal government under the AusIndustry R&D START program to fund our drug discovery research platform over the next three years. The grant also commits us to spend an equivalent amount of our own funds on the project. Funds are paid quarterly in advance on the basis of 50% of estimated total project expenditure. In addition, we are presently contracted to fund three clinical trials of PI-88, two in Colorado and one in Australia, and one Phase Ib clinical trial of PI-166. These four trials are expected to cost approximately $3.4 million over the next two years. Our future capital requirements will depend on a number of factors, including: the scope and results of preclinical studies and clinical trials, continued progress of our research and development programs, our ability to successfully expand our contract manufacture services and life sciences sales; our ability to generate revenue from the commercialization of PI-88, PI-166 and our drug discovery platform, and the availability of other financing.

     Based upon current and expected levels of cash expenditures, we believe that our existing cash and investments resources, approximately $6.4 million at November 30, 2002, will be adequate to satisfy the requirements of our current and planned operations through December 2003. Thereafter, to the extent that we are unable to generate cash from our operating or commercialization activities, we will be required to seek additional funding through the public or private sale of our debt or equity securities. We may require additional financing before such time and we cannot be certain that we will have access to the capital markets for the sale of our securities on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities which could have a material adverse effect on our business, financial condition and results of operations.

MARKET RISKS

     The primary objective of our investment activities is to preserve principal and, at the same time, maximize income without significantly increasing risk.
At June 30, 2002, approximately 83.6% of our cash and cash equivalents consisted primarily of highly liquid investments with maturities of one month or less. We believe that these investments do not constitute any material market risk exposure. In October 2001, we agreed to surrender our convertible notes in Zaxis International Inc. for $200,000 and an additional 240,741 shares of Zaxis common stock. In addition, during fiscal 2002, we sold all non-core investments. Total gains on the sales were $251,054. Our remaining investment is a listed floating rate note, which is subject to price risk. At June 30, 2002, the cost of our remaining securities was approximately $8.0 million while their fair market value was approximately $7.7 million.

     In fiscal 2002, approximately 70% of our operating expenses were denominated in Australian dollars. From time to time, in order to reduce our exposure to foreign currency exchange rate risks, we buy and hold foreign currencies to cover our operating expenses denominated in those currencies. We also, from time to time, attempt to hedge our currency exchange risk. At June 30, 2002, we were not a party to any foreign currency hedging or other derivative financial instruments.

     The Australian dollar is our functional currency. Our assets and liabilities are translated into U.S. dollars at the exchange rate prevailing on the balance sheet date, and our revenues, expenses, gains and losses are translated into U.S. dollars at the average exchange rate for the relevant period. In general, fluctuations between the U.S. dollar and the Australian dollar may affect our operating results as reported in U.S. dollars.

ITEM 6.     DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     Information about our directors, executive officers and key employees is disclosed in "Item 4. Information on the Company-Management."

COMPENSATION

     The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2002:

                                                                     Annual Compensation
                                                                     -------------------
                                                               Directors'     Superannuation    Automobile
Name and Principal Position                       Salary (1)      Fees      Contributions (2)    Allowance
------------------------------------------------  -----------  -----------  ------------------  -----------
Stephen Chang
  Chairman and Executive Director                 $    79,914            -  $            6,256            -
Lewis J. Lee
  Executive Director and Managing Director        $   105,895            -  $            8,412  $     6,212
Prof. John R. Zalcberg
  Non-Executive Director                                    -  $    20,673  $            1,654            -
Patrick O. Burns
  Non-Executive Director                                    -  $    22,327                   -            -
Dr. Malvin L. Eutick
  Non-Executive Director                                    -  $    20,673  $            1,654            -
Dr. Stanley S.C. Chang
  Non-Executive Director                                    -  $    22,327                   -            -
Dr. Robert. H. Don
  Vice President Research and Development         $    55,555            -  $            4,444            -
Dr. Peter Devine
  Vice President Business Development until
  November 30, 2002                               $    54,464            -  $            4,607  $     7,075
Dr. Ross W. Stephens
  Vice President Scientific Development           $    21,074            -  $            1,686            -
Milton S. McColl
  Company Secretary and Chief Financial Officer   $    21,169            -  $            1,693  $     1,777
Charles M. Furness
  Company Secretary and Chief Financial Officer
  until December 21, 2001                         $    48,307            -  $            2,151  $     2,599
All directors and executive officers
    As a group (11 persons)                       $   386,378  $    86,000  $           32,557  $    17,663

_______________
(1)     No part of the compensation shown was paid pursuant to a material bonus or profit-sharing plan.

(2)     We are obligated to contribute to various superannuation plans to provide pension, retirement or similar benefits under the Australian Superannuation Guarantee Legislation.  Contributions are at set
percentages of salaries and wages.  We have no responsibility for the administration or performance of the superannuation plans.  We have not established any superannuation plans.

SHARE OWNERSHIP

     Information about the share ownership and option holdings of our directors and executive officers is disclosed below in "Item 7. Major Shareholders and Related Party Transactions-Principal Shareholders."

OPTION PLANS

     In September 1995, our shareholders approved an employee option plan. All our employees (including directors) who are at least 18 years of age are eligible to participate in the plan. Pursuant to the plan, we will not grant any option if, after such issuance, the number of options issued to non-executive directors and non-executive employees during the previous five years whether or not exercised and which have not yet terminated or expired would exceed 5% of the then total number of outstanding ordinary shares. All grants of options to directors pursuant to the plan require the prior approval from our shareholders. As of December 16, 2002, there were outstanding options under the 1995 employee option plan to purchase an aggregate of 195,950 ordinary shares at an exercise price of A$5.34 per share with an expiration date of November 30, 2003.

     In November 1999, our shareholders approved the executive directors' option plan. Only our directors who hold salaried employment are eligible to participate in the plan. Our board of directors may impose any conditions upon the vesting or exercise of any options granted under the plan. As of December 16, 2002, there were outstanding options under the executive 1999 directors' option plan to purchase a total of 400,000 ordinary shares at a weighted average exercise price of A$6.46 per share expiring on February 8, 2005.

     In October 2000, our board of directors approved an employee option plan. In accordance with Australian law, we will not grant any option if, after such issuance, the number of options issued to non-executive directors and non-executive employees during the previous five years whether or not exercised and which have not yet terminated or expired would exceed 5% of the then total number of outstanding ordinary shares. All our employees and our executive and non-executive directors are eligible to participate in the plan. As approved by our shareholders in November 2000, all grants of options under the plan to employees who are not directors may be made without shareholder approval. However, all grants of options to directors require the prior approval from our shareholders. The plan also provides that the minimum exercise price must be A$4.00 per share for initial grants under the plan and, thereafter, must equal the greater of A$4.00 or 125% of the weighted average market price of our ordinary shares as quoted on the Australian Stock Exchange for the ten business days prior to the option grant. As of December 16, 2002, there were outstanding options under the 2000 employee option plan to purchase an aggregate of 644,820 ordinary shares at an exercise price of A$4.00 per share of which 350,000 options expire on December 22, 2005 and 294,820 ordinary shares expire on February 28, 2006.

EMPLOYMENT AGREEMENTS

     We entered into a service deed with Mr. Lewis Lee, our Managing Director, in October 1999 that became effective upon the commencement of Mr. Lee's employment with us in February 2000. Mr. Lee is paid an annual base salary of A$200,000 and was granted options under our 1999 executive directors' option plan to purchase (a) 100,000 of our ordinary shares at an exercise price of A$4.46 at any time from February 8, 2001 to February 8, 2005, (b) 200,000 of our ordinary shares at an exercise price of A$6.24 at any time from February 8, 2002 to February 8, 2005, (c) 100,000 of our ordinary shares at an exercise price of A$8.91 at any time from February 8, 2003 to February 8, 2005. Either we or Mr. Lee may terminate Mr. Lee's employment for any reason upon three months' notice. In the event that we terminate Mr. Lee's employment without cause, Mr. Lee is entitled to receive A$200,000 in severance if termination is prior to February 2001, and A$50,000 if termination is prior to February 2002. Mr. Lee is not entitled to any severance if he terminates his employment. All options granted to Mr. Lee under the 1999 executive directors' option plan are immediately exercisable in the event of a change in our ownership or control. These options are, however, only exercisable for a period of 30 business days after termination for any reason of Mr. Lee's employment, other than by reason of death, permanent disability or permanent retirement, in which case, they are exercisable for only 30 days.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth as of December 16, 2002, certain information with respect to the ownership of our outstanding ordinary shares and options to purchase ordinary shares by:

     - Each person who is know to us to be the beneficial owner of 5% or more of our ordinary shares;

     -    Each of our directors and executive officers; and

     -    All our directors and executive officers as a group.

                                                          PERCENTAGE OF    NUMBER OF ORDINARY
                                       NUMBER OF ISSUED  ISSUED ORDINARY     SHARES ISSUABLE
NAME                                   ORDINARY SHARES      SHARES (1)     PURSUANT TO OPTIONS
----                                   ----------------  ----------------  -------------------

Medigen Biotechnology Corporation (2)         3,250,089            13.32%            1,000,000
Stephen Chang (3)                               424,564             1.74%              125,000
Lewis J. Lee (4)                                    ---              ---               450,000
Prof. John R. Zalcberg (5)                       14,286                *               125,000
Patrick O. Burns (6)                                500                *                75,000
Dr. Malvin L. Eutick (7)                            ---              ---                75,000
Dr. Stanley S.C. Chang (8)                          ---              ---                   ---
Dr. Robert H. Don (9)                               ---              ---                36,250
Dr. Ross W. Stephens                                ---              ---                   ---
Milton S. McColl                                 10,000                *                   ---
Gregory M. Orders                                   ---              ---                   ---
All directors and executive officers
  As a group (10 persons) (10)                  449,350             1.84%              886,250

________________
*     Represents less than 1%.

(1)     Based on 24,391,869 issued ordinary shares as of December 16, 2002.  Excludes ordinary shares issuable pursuant to options granted under our 1995 employee option plan, 1999 executive directors' option plan and 2000 employee option plan, which are more fully described above in "Item 6. Directors, Senior Management and Employees-Option Plans."

(2)     Includes 3,250,089 ordinary shares beneficially held by Medigen Biotechnology
Corporation and 1,000,000 ordinary shares issuable upon the exercise of an option held by
Everspring Industry Co., an affiliate of Medigen Biotechnology Corporation, exercisable at any time on or before December 31, 2002 at an exercise price of A$8.00 per share.  Medigen
Biotechnology Corporation disclaims beneficial ownership of the option held by Everspring
Industry Co.

(3)     Includes (a) 368,803 ordinary shares held of record by Mr. Stephen Chang and Mrs. Lisa
Chang Super Fund and 55,761 ordinary shares held of record by Capac International Pty. Ltd. of which Mr. Chang is a director and a majority shareholder, (b) 50,000 ordinary shares issuable upon exercise of an option granted under our 1995 employee option plan exercisable at any time on or before November 30, 2003 at an exercise price of A$5.34 per share, and (c) 75,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time from December 22, 2001 to December 22, 2005 at an exercise price of A$4.00 per share.

(4)     Includes (a) 100,000 ordinary shares issuable upon the exercise of an option granted under our 1999 executive directors' option plan exercisable at any time from February 8, 2001 to February 8, 2005 at an exercise price of A$4.46 per share, (b) 200,000 ordinary shares issuable upon the exercise of an option granted under our 1999 executive directors' option plan exercisable at any time from February 8, 2002 to February 8, 2005 at an exercise price of
A$6.24 per share, (c) 100,000 ordinary shares issuable upon the exercise of an option granted under our 1999 executive directors' option plan exercisable at any time from February 8, 2003 to February 8, 2005 at an exercise price of A$8.91 per share, and (d) 50,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time from December 22, 2001 to December 22, 2005 at an exercise price of A$4.00 per share.

(5)     Includes (a) 50,000 ordinary shares issuable upon exercise of an option granted under our 1995 employee option plan exercisable at any time on or before November 30, 2003 at an exercise price of A$5.34 per share, and (b) 75,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time from December
22, 2001 to December 22, 2005 at an exercise price of A$4.00 per share.

(6)     Includes 75,000 ordinary shares issuable upon exercise of an option granted under our
2000 employee option plan exercisable at any time from December 22, 2001 to December 22, 2005 at an exercise price of A$4.00 per share.

(7)     Includes 75,000 ordinary shares issuable upon exercise of an option granted under our
2000 employee option plan exercisable at any time from December 22, 2001 to December 22, 2005 at an exercise price of A$4.00 per share.

(8)     Dr. Chang is the chief executive officer of Medigen Biotechnology Corporation and disclaims beneficial ownership of the ordinary shares held by Medigen Biotechnology
Corporation and the option held by Everspring Industry Co.

(9)     Includes (a) 14,250 ordinary shares issuable upon exercise of an option granted under our 1995 employee option plan at any time on or before November 30, 2003 at an exercise price of A$5.34 per share and (b) 22,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time from February 28, 2002 to February
28, 2006 at an exercise price of A$4.00 per share.

(10)    On a fully-diluted basis that takes into account 886,250 ordinary shares issuable pursuant to options granted under either our 1995 employee option plan, 1999 executive directors' option plan or 2000 employee option plan, all directors and executive officers as a group would have an interest in 5.28% of our issued and outstanding ordinary shares.

     To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government and we disclaim control by the companies, entities or individuals listed in the table above. We do not know of any arrangements in place that could result in a change in control of our company.

                           RELATED PARTY TRANSACTIONS

     Except as disclosed herein and elsewhere in this annual report, there were no material transactions to which we or any of our subsidiaries were a party and in which any of our directors, executive officers or major shareholders were involved since July 1, 2001. See "Item 4. Information on the Company-Business-Research and Clinical Collaborations-Collaboration with Medigen Biotechnology Corporation."

     None of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) was indebted to us or any of our subsidiaries at any time since July 1, 2001.


ITEM 8.     FINANCIAL INFORMATION

     Our audited financial statements and related notes for our fiscal years ended June 30, 2001 and 2002 are contained on pages F-1 through F-24 of this annual report.


ITEM 9.     THE OFFER AND LISTING

MARKETS

     The principal non-United States trading market for our ordinary shares is the Australian Stock Exchange, or the ASX, on which our ordinary shares have been trading under the code "PGL" since December 1995. Prior to that time, there was no established public trading market for our ordinary shares. Our ordinary shares are also quoted on the Nasdaq Small Cap Market under the symbol "PGLAF."

     As of November 22, 2002, a total of 2,066,222 ordinary shares were held by eight holders of record located in the United States. We believe we have approximately 500 beneficial shareholders in the United States.

PRICE RANGE OF ORDINARY SHARES

     AUSTRALIAN STOCK EXCHANGE (ASX)

     The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

                                                                           TRADING
                                                          HIGH     LOW     VOLUME
                                                         -------  ------  ---------
     Yearly Data:
     -----------
        Fiscal year 1998. . . . . . . . . . . . . . . .  A$12.30  A$4.40  1,794,214
        Fiscal year 1999. . . . . . . . . . . . . . . .     8.75    4.25  3,839,214
        Fiscal year 2000. . . . . . . . . . . . . . . .     5.55    1.75  6,436,562
        Fiscal year 2001. . . . . . . . . . . . . . . .     2.83    1.02  9,081,542
        Fiscal year 2002. . . . . . . . . . . . . . . .     2.02    0.75  5,385,169
     Quarterly Data:
     ---------------
        Fourth Quarter 2000 . . . . . . . . . . . . . .     1.99    1.10  2,434,879
        First Quarter 2001. . . . . . . . . . . . . . .     2.32    1.02  3,225,946
        Second Quarter 2001 . . . . . . . . . . . . . .     1.56    1.20  1,928,549
        Third Quarter 2001. . . . . . . . . . . . . . .     2.02    0.75  1,567,962
        Fourth Quarter 2001 . . . . . . . . . . . . . .     1.42    0.80  1,508,105
        First Quarter 2002. . . . . . . . . . . . . . .     1.75    1.25  1,216,704
        Second Quarter 2002 . . . . . . . . . . . . . .     1.47    1.00  1,092,398
        Third Quarter 2002. . . . . . . . . . . . . . .     1.25    0.96    284,203
        Fourth Quarter 2002 (through December 16, 2002)     1.00    0.75    359,780
     Monthly Data:
     -------------
        June 2002 . . . . . . . . . . . . . . . . . . .     1.35    1.00    561,731
        July 2002 . . . . . . . . . . . . . . . . . . .     1.25    1.00    104,480
        August 2002 . . . . . . . . . . . . . . . . . .     1.14    0.99     77,433
        September 2002. . . . . . . . . . . . . . . . .     1.15    0.96    102,290
        October 2002. . . . . . . . . . . . . . . . . .     1.00    0.82    157,403
        November 2002 . . . . . . . . . . . . . . . . .     0.99    0.75    177,658
        December 2002 (through December 16, 2002) . . .     0.80    0.75     24,719

     NASDAQ SMALLCAP MARKET

     The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the Nasdaq SmallCap Market during the periods indicated:

                                                                          TRADING
                                                          HIGH    LOW     VOLUME
                                                         ------  ------  ---------
     Yearly Data:
     ------------
        Fiscal year 1998(commencing October 7, 1997) . . $6.750  $2.625    522,400
        Fiscal year 1999 . . . . . . . . . . . . . . . .  5.438   2.563    334,300
        Fiscal year 2000 . . . . . . . . . . . . . . . .  4.063   1.000  4,223,100
        Fiscal year 2001 . . . . . . . . . . . . . . . .  1.688   0.563  3,112,300
        Fiscal year 2002 . . . . . . . . . . . . . . . .  0.990   0.410    948,645
     Quarterly Data:
     ---------------
        Fourth Quarter 2000. . . . . . . . . . . . . . .  1.094   0.563    364,500
        First Quarter 2001 . . . . . . . . . . . . . . .  1.438   0.594  1,849,900
        Second Quarter 2001. . . . . . . . . . . . . . .  0.870   0.560    529,000
        Third Quarter 2001 . . . . . . . . . . . . . . .  0.990   0.410    269,505
        Fourth Quarter 2001. . . . . . . . . . . . . . .  0.960   0.450    406,406
        First Quarter 2002 . . . . . . . . . . . . . . .  0.800   0.600     98,929
        Second Quarter 2002. . . . . . . . . . . . . . .  0.759   0.550    173,805
        Third Quarter 2002 . . . . . . . . . . . . . . .  0.650   0.530     65,014
        Fourth Quarter 2002 (through December 16, 2002)   0.570   0.370    209,095
     Monthly Data:
     -------------
        June 2002. . . . . . . . . . . . . . . . . . . .  0.630   0.580     44,603
        July 2002. . . . . . . . . . . . . . . . . . . .  0.650   0.530     37,985
        August 2002. . . . . . . . . . . . . . . . . . .  0.580   0.540      3,833
        September 2002 . . . . . . . . . . . . . . . . .  0.590   0.500     23,196
        October 2002 . . . . . . . . . . . . . . . . . .  0.570   0.400     81,060
        November 2002. . . . . . . . . . . . . . . . . .  0.530   0.370     96,316
        December 2002 (through December 16, 2002). . . .  0.490   0.370     31,719

     On December 16, 2002, the closing sales price in U.S. Dollars of the ordinary shares as reported on the ASX and the Nasdaq SmallCap Market was $0.441 and $0.421, respectively.

ITEM 10.     ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following description of our ordinary shares, including brief summaries of the rights of our shareholders as conferred by our constitution and Australian law, and certain matters respecting directors, is not complete and is qualified by reference to Australian law and our constitution. Our constitution may be inspected and copied at the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     GENERAL

     Our issued capital is made up of 24,391,869 ordinary shares. All our ordinary shares are full paid and non-assessable. Holders of our ordinary shares have no preemptive or conversion rights, and there are no redemption or sinking fund provisions applicable to our ordinary shares.

     Other than the provisions contained in the Foreign Acquisitions and Takeovers Act 1975 as briefly described below under "Exchange Controls-Foreign Acquisitions and Takeovers Act of 1975," there are no restrictions on overseas residents from holding our ordinary shares. In addition, there are no restrictions either at law or in our constituent documents, which limit the right of nonresident shareholders to vote at our general meetings.

     DIRECTORS

     One third of our directors (except the managing director) must retire at each annual general meeting of shareholders. Retiring directors are eligible for re-election at the annual general meeting at which the retirement occurs. Any person under the age of 72 may be appointed or reappointed as a director, unless otherwise permitted by a special resolution of our shareholders at a general meeting. There is no share qualification for directors. At any meeting of our directors, a director who has a direct or indirect material personal interest in a matter may not vote on or in relation to such matter, unless otherwise permitted by ordinary resolution of our shareholders at a general
meeting.   Remuneration of non-executive directors is determined by ordinary resolution at a general meeting of shareholders. Our constitution does not limit the borrowing powers of the company exercisable by our directors.

     GENERAL MEETINGS OF SHAREHOLDERS

     We must convene an annual general meeting of shareholders within five months after the end of each fiscal year and may convene other general meetings of shareholders when necessary or at the request of a shareholder holding at least 5% of our paid up capital carrying voting rights. The annual general meeting of our shareholders is generally convened by our company secretary pursuant to resolution of our board of directors.

     Ordinary resolutions, such as the election of directors, may be passed by simple majority of the votes cast. Special resolutions, such as amendments to constitution, a change of our corporate name, a reduction in our share capital or the voluntary winding-up of our company, require the affirmative vote of at least 75% of the votes cast.

     Written notice setting out the agenda of general meetings must be given to all shareholders of record at least 28 days prior to a general meeting. A quorum for a general meeting is the presence of at least three shareholders in person.

     VOTING RIGHTS

     Every registered holder of our ordinary shares is entitled to attend general meetings of our shareholders in person or by proxy and has one vote on a show of hands unless a poll is demanded. If a poll is demanded, each registered holder present in person or by proxy is entitled to one vote for each fully paid ordinary share held.

     DIVIDEND RIGHTS

     Our board of directors may declare final dividends and interim dividends. No dividend may be paid except out of our profits.

     Under Queensland law, dividends that are not claimed by the person entitled cannot be forfeited. After six years, we must enter the amount in a register that we will maintain. If the monies are not claimed after one year of entry on the register, we much pay such amounts to the Queensland Public Trustee from whom the person entitled may claim the monies. Both we and the Queensland Public Trustee are obligated to advertise the existence of unclaimed monies in the Queensland Government Gazette.

     LIQUIDATION RIGHTS

     On a winding-up or other return of capital, holders of our ordinary shares have the right to the payment of any capital paid up on the ordinary shares and are entitled to participate in any surplus assets, if any, in proportion to their shareholdings.

     VARIATION OF RIGHTS

     The rights attaching to our ordinary shares can be varied only by a special resolution of our shareholders and, if a distinct class of shares with different rights is established, by both a special resolution of shareholders of the class and our shareholders generally.

     DISCLOSURE OF SHAREHOLDER OWNERSHIP THRESHOLDS

     Our constitution does not contain any provision relating to the disclosure of shareholder ownership thresholds. However, under the Australian Corporations Act, a person who holds at least 5% of the shares of an Australian company listed on the Australian Stock Exchange is required to give us certain information relating to such ownership.

UNITED STATES TRANSFER AGENT AND REGISTRAR

     The United States transfer agent and registrar for our ordinary shares is Computershare Investor Services US.

EXCHANGE CONTROLS

     In the early 1980's, the Australian Government began a program of deregulation of the Australian financial sector. This led to the introduction of competition from foreign banks and, perhaps more notably, the deregulation of foreign exchange controls. Deregulation has been at the forefront of Australian Government policy since the early 1980's and, except as discussed below, there are no laws or regulations in Australia that restrict the export or import of capital or affect the remittance of dividends or other payments to holders of our ordinary shares who are nonresidents of Australia, subject to withholding taxes under Australian law with respect to remittances of dividends (to the extent the taxes on the dividends are not paid by us) and interest payments.
See "Taxation" below.

     THE  FOREIGN  ACQUISITIONS  AND  TAKEOVERS  ACT  1975

     The Foreign Acquisitions and Takeovers Act 1975 is an act of the Parliament of the Commonwealth of Australia which seeks to regulate overseas investment in Australia. By and large, the Government's policy is to encourage foreign investment provided that it is consistent with the needs of the Australian community. Although restrictions are applied in certain areas, in the majority of industry sectors, proposals are approved unless they are judged contrary to the national interest. The Act requires compulsory notification of certain proposed acquisitions of Australian Assets and makes other proposed acquisitions and arrangements subject to prohibition or divestiture after they have been examined and found to be contrary to the national interest.

     THE  FINANCIAL  TRANSACTIONS  REPORTS  ACT  1988

     The Financial Transactions Reports Act 1988 is an act of the Parliament of the Commonwealth of Australia, designed to facilitate the administration and enforcement of Australia's revenue laws. It provides for the reporting of certain financial transactions and transfers, including the export or import of currency exceeding A$5,000 to the Cash Transactions Reporting Agency.

     THE INCOME TAX ASSESSMENT ACT OF 1936 AND THE INCOME TAX ASSESSMENT ACT OF 1997 (COLLECTIVELY, THE "TAX ACT")

     The Tax Act is the Commonwealth Parliament's principal law concerning the collection and administration of taxes (except goods and services tax). Under the Tax Act, overseas residents are obliged to pay income tax in Australia on income derived from Australian sources.

TAXATION

     The following is a summary of the current tax laws of Australia as they relate to us and our shareholders, including United States and other non-Australian shareholders. The summary is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares. In particular, the discussion does not address estate and gift tax issues or the tax consequences under state, local and other non-federal systems of tax.

     Prospective purchasers of ordinary shares are advised to consult their own tax advisors with respect to the specific tax consequences to them of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

     Overseas residents are liable to pay tax on income derived from Australian sources. The mechanism by which that tax is paid (for nonresidents who have no permanent establishment in Australia or where the income is not connected with a permanent establishment) is known as withholding tax. Dividends paid by a resident Australian company to a resident of the United States of America are subject to withholding tax at the rate of 15%. The rate of withholding tax on dividends is normally 30%, but since the United States has concluded a double tax treaty agreement with Australia, the rate is reduced to 15%. It should be noted, however, that under Section 128B(3) of the Tax Act, to the extent that dividends paid to nonresidents have been franked (generally where a company pays tax itself), such dividends are exempt from withholding tax. Franked dividends is the expression given to dividends when the profits out of which those dividends are paid have been taxed in our hands. Accordingly, an Australian company paying fully franked dividends to a nonresident is not required to deduct any withholding tax. Dividends on which withholding tax has been paid are not subject to any further Australian tax. In other words, the withholding tax represents the final Australian tax liability in relation to those dividends.

     We have not paid any cash dividends since our inception and we do not anticipate the payment of cash dividends in the foreseeable future. Additionally, we expect to incur additional operating losses until products arising from our research and development programs are successfully commercialized. See "Item 4. Information on the Company-Dividend Policy."

     Capital gains tax in Australia is payable on real gains over the period in which the shares have been held, that is, the difference between the selling price and the original cost price. The cost price is indexed for inflation if the shares have been held for more than one year, and individual taxpayers can, with respect to shares held for more than one year, elect to forego indexation of the cost base in exchange for being taxed on 50% of the realized gain. Capital losses are available as deductions but only against other capital gains.

     The revised double tax treaty between Australia and the United States of America was signed on August 6, 1982. A protocol has recently been signed which so far as Australian law is concerned commences on July 1, 2003. The pertinent provisions of the treaty provide that dividends are primarily liable for tax in the country of residence of the beneficial owner. However, the source country may also tax them, but in such case the tax will be limited to 15%. After the protocol becomes operative, where the beneficial owner is a United States resident company that holds at least 10% of us, the tax will be limited to 5%. The 15% limit does not apply to dividends derived by a resident of the other country who has a permanent establishment or fixed base in the source country, if the holding giving rise to the dividends is effectively connected with that establishment or base. Such dividends are taxed in the normal way as business profits or independent personal services income as the case may be.

     QUEENSLAND STAMP DUTY

     Effective July 1, 2001, ordinary shares traded on the Australian Stock Exchange and Nasdaq will not be subject to stamp duty.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Information about market risk as of June 30, 2002 is disclosed above in "Item 5. Operating and Financial Review and Prospects."



ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable



                                     PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

     None.



ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.



ITEM 15.     CONTROLS AND PROCEDURES

     Not applicable



ITEM 16.     [RESERVED]

                                    PART III

ITEM 17.     FINANCIAL STATEMENTS

     Not Applicable

ITEM 18.     FINANCIAL STATEMENTS

Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . . .  F-1
Balance Sheets as of June 30, 2001 and 2002 . . . . . . . . . . . . . . .  F-2
Statements of Operations for the Years ended June 30, 2000, 2001 and 2002  F-3
Statements of Changes in Stockholders' Equity for the Years
  ended June 30, 2000, 2001 and 2002. . . . . . . . . . . . . . . . . . .  F-4
Statements of Cash Flow for the Years ended June 30, 2000, 2001 and 2002.  F-6
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . .  F-8 through
                                                                           F-24



ITEM 19.     EXHIBITS

Exhibit Number     Description
--------------     -----------

1                  Constitution of Progen Industries Limited
4(b)(iv)           Letter of Intent - Variation of Lease dated
                   June 6, 2001 between Progen Industries Limited and Difran Pty. Ltd.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            PROGEN INDUSTRIES LIMITED

                                            By:  /s/ Lewis J. Lee
                                               -----------------------------
                                               Lewis J. Lee
                                               Managing Director

Dated:   December 19, 2002
         -----------------

                                 CERTIFICATIONS

          I, Lewis J. Lee, certify that:

     1. I have reviewed this annual report on Form 20-F of Progen Industries Limited;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:   December 19, 2002
        -----------------

                                                   /s/ Lewis J. Lee
                                               ----------------------------
                                               Managing Director


          I, Milton McColl, certify that:

     1. I have reviewed this annual report on Form 20-F of Progen Industries Limited;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:   December 19, 2002
        -----------------

                                                   /s/ Milton McColl
                                               ----------------------------
                                               Chief Financial Officer

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS


TO THE BOARD OF DIRECTORS OF PROGEN INDUSTRIES LIMITED


We have audited the accompanying balance sheets of Progen Industries Limited as of June 30, 2001 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progen Industries Limited at June 30, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States.



ERNST & YOUNG


/s/ Ernst & Young

Brisbane, Queensland, Australia
November 19, 2002

PROGEN  INDUSTRIES  LIMITED

BALANCE  SHEETS                                         (U.S.  DOLLARS)
-------------------------------------------------------------------------------

                                                             JUNE 30

                                                       2001           2002
                                                         $              $
ASSETS:
CURRENT ASSETS:
   Cash and cash equivalents                          8,391,775      6,430,377
   Accounts receivable                                  356,264        283,093
   Investments                                        1,247,770      1,264,310
   Inventory                                            210,368        210,650
   Prepaid expenses                                     119,442        317,928
                                                   -------------  -------------

TOTAL CURRENT ASSETS                                 10,325,619      8,506,358
                                                   -------------  -------------

NON-CURRENT RECEIVABLES                                       -          8,457

INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD       509,606              -

PROPERTY AND EQUIPMENT - NET                            814,511      1,350,553
                                                   -------------  -------------

TOTAL ASSETS                                         11,649,736      9,865,368
                                                   =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:
   Accounts payable                                     662,193        899,810
   Obligations under capital leases                      19,951          8,129
   Accrued payroll                                      126,403        137,238
   Deferred Revenue                                           -        297,042
                                                   -------------  -------------

TOTAL CURRENT LIABILITIES                               808,547      1,342,219
                                                   -------------  -------------

NON-CURRENT LIABILITIES:

   Obligations under capital leases                       7,364              -
                                                   -------------  -------------

TOTAL NON-CURRENT LIABILITIES                             7,364              -
                                                   -------------  -------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Capital stock, ordinary shares, no par value;
71,428,571 shares authorized; 24,391,869
issued and outstanding  in 2001 and 2002             41,800,156     41,800,156

Accumulated deficit                                 (28,771,296)   (31,850,511)

Accumulated other comprehensive loss                 (2,195,035)    (1,426,496)
                                                   -------------  -------------

TOTAL STOCKHOLDERS' EQUITY                           10,833,825      8,523,149
                                                   -------------  -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $ 11,649,736   $  9,865,368
                                                   =============  =============

See accompanying  notes to financial statements.

PROGEN  INDUSTRIES  LIMITED

STATEMENTS  OF  OPERATIONS                                                      (U.S. DOLLARS)
---------------------------------------------------------------------------------------------------

                                                                          YEARS ENDED
                                                                            JUNE 30
                                                               2000          2001          2002
REVENUE FROM OPERATIONS:

   Revenue from sale of goods                                1,373,584     1,075,479     1,313,670
   Revenue from sale of services                               173,661       198,331       704,044
                                                           ------------  ------------  ------------

   TOTAL REVENUE FROM OPERATIONS                             1,547,245     1,273,810     2,017,714
                                                           ------------  ------------  ------------

COST OF GOODS SOLD                                             862,570       599,431       932,929
                                                           ------------  ------------  ------------

COST OF SERVICES                                                38,393       156,467       200,794
                                                           ------------  ------------  ------------

COST OF OPERATIONS:

   Research and development                                  2,757,628     2,374,319     2,185,066
   Depreciation                                                276,264       263,335       309,431
   Rentals on operating leases                                  54,364        72,367        48,217
   Selling, general and administrative costs                 1,548,508     1,286,795     1,479,561
   Other costs of operations                                   283,601       195,806       358,589
                                                           ------------  ------------  ------------

   TOTAL COST OF OPERATIONS                                  4,920,365     4,192,622     4,380,864
                                                           ------------  ------------  ------------

GROSS LOSS                                                  (4,274,083)   (3,674,710)   (3,496,873)
                                                           ------------  ------------  ------------

OTHER INCOME (EXPENSES):

   Share of net losses of associate                                  -       (86,345)     (509,606)
     accounted for using the equity method
   Export market development grant                               2,783             -             -
   Interest income                                             264,877       575,279       380,088
   Interest expense                                             (5,541)       (2,745)       (3,051)
   Other income                                                 93,658         8,637       197,274
   Unrealised (loss) gain on investments                      (126,760)      (92,298)      101,899
   Realised (loss) gain on investments                        (435,067)            -       251,054
                                                           ------------  ------------  ------------

TOTAL OTHER INCOME (EXPENSES)                                 (206,050)      402,528       417,658
                                                           ------------  ------------  ------------

NET LOSS                                                   $(4,480,133)  $(3,272,182)  $(3,079,215)
                                                           ============  ============  ============


NET LOSS PER ORDINARY SHARE

Net loss per ordinary share (basic and diluted)            $     (0.23)  $     (0.14)  $     (0.13)

Weighted average ordinary shares outstanding used in the
calculation of net loss per share                           19,729,300    23,404,883    24,391,869

See accompanying notes to financial statements

PROGEN  INDUSTRIES  LIMITED

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                         (U.S. DOLLARS)
-----------------------------------------------------------------------------------------------------------

                                                                                  ACCUMULATED
                                                                                    OTHER
                                         NUMBER OF                              COMPREHENSIVE
See notes to financial statements.       ORDINARY                  ACCUMULATED      INCOME
                                          SHARES       AMOUNT        DEFICIT        (LOSS)        TOTAL
                                        ----------  ------------  -------------  ------------  ------------

BALANCE - JULY 1, 1999                  18,841,869   28,993,931    (21,018,981)      280,960     8,255,910

Other comprehensive income:
Translation adjustment                           -            -              -      (890,424)     (890,424)
Less:  reclassification adjustment for
holding gains included in net
income                                           -            -              -      (160,705)     (160,705)
Net loss                                         -            -     (4,480,133)            -    (4,480,133)
                                                                                               ------------
Comprehensive loss                               -            -              -             -    (5,531,262)
                                                                                               ------------

Issuance of ordinary shares              2,800,000    7,098,560              -             -     7,098,560
Share issue costs                                -     (354,928)             -             -      (354,928)
                                        ----------  ------------  -------------  ------------  ------------

BALANCE - JUNE 30, 2000                 21,641,869  $35,737,563   $(25,499,114)  $  (770,169)  $ 9,468,280


Other comprehensive income:
Translation adjustment                           -            -              -    (1,424,866)   (1,424,866)
Net loss                                         -            -     (3,272,182)            -    (3,272,182)
                                                                                               ------------
Comprehensive loss                               -            -              -             -    (4,697,048)
                                                                                               ------------
Receipt of shares from associate                 -      594,108              -             -       594,108
Issuance of ordinary shares              2,750,000    5,756,300              -             -     5,756,300
Share issue costs                                -     (287,815)             -             -      (287,815)
                                        ----------  ------------  -------------  ------------  ------------

BALANCE - JUNE 30, 2001                 24,391,869  $41,800,156   $(28,771,296)  $(2,195,035)  $10,833,825
                                        ==========  ============  =============  ============  ============

PROGEN  INDUSTRIES  LIMITED

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED) (U.S. DOLLARS)
--------------------------------------------------------------------------------------------------------

                                                                             ACCUMULATED
                                                                                OTHER
                                   NUMBER OF                                COMPREHENSIVE
                                    ORDINARY                 ACCUMULATED       INCOME
                                     SHARES      AMOUNT        DEFICIT         (LOSS)          TOTAL
                                   ----------  -----------  -------------  ---------------  ------------
BALANCE - JUNE 30, 2001            24,391,869  $41,800,156  $(28,771,296)  $   (2,195,035)  $10,833,825

Other comprehensive income:
Translation adjustment                      -            -             -          885,498       885,498
Less:  unrealised investment loss           -            -             -         (116,959)     (116,959)
Net loss                                    -            -    (3,079,215)               -    (3,079,215)
                                                                                            ------------
Comprehensive loss                          -            -             -                -    (2,310,676)
                                                                                            ------------

                                   ----------  -----------  -------------  ---------------  ------------

BALANCE - JUNE 30, 2002            24,391,869  $41,800,156  $(31,850,511)  $   (1,426,496)  $ 8,523,149
                                   ==========  ===========  =============  ===============  ============

The functional currency for the Company's operations is Australian dollars. The translation from Australian dollars into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at balances sheet date and for revenue and expense accounts using the average exchange rate during the period. The gains or losses resulting from such translation are included in stockholders' equity.

See accompanying notes to financial statements.

PROGEN  INDUSTRIES  LIMITED

STATEMENTS OF CASH FLOWS                                                   (U.S. DOLLARS)
--------------------------------------------------------------------------------------------------

                                                                        YEARS ENDED
                                                                          JUNE 30
                                                              2000          2001          2002
   OPERATING ACTIVITIES:

   Receipts from customers                                  1,514,175     1,520,687     2,543,590
   Payments to suppliers and employees                     (5,214,243)   (4,990,516)   (5,407,231)
   Proceeds from trading investments                        1,062,249       465,875       125,260
   Payments for trading investments                          (202,816)     (182,114)            -
   Interest received                                          239,274       593,447       380,218
   Export market development grant                              2,783             -             -
   Interest paid (net of interest capitalized)                 (5,155)       (2,906)       (3,051)
   Other revenue                                               83,585             -       276,175
                                                          ------------  ------------  ------------

   NET CASH - OPERATING ACTIVITIES                         (2,520,148)   (2,595,527)   (2,085,039)
                                                          ------------  ------------  ------------

   INVESTING ACTIVITIES:
   Proceeds from sale of property, plant and equipment         15,908         6,227        14,151
   Proceeds from sale of available for sale investments             -             -       215,965
   Purchase of property, plant and equipment                 (187,692)     (106,356)     (759,435)
   Loan - note receivable                                           -       120,391             -
                                                          ------------  ------------  ------------

   NET CASH - INVESTING ACTIVITIES                           (171,784)       20,262      (529,319)
                                                          ------------  ------------  ------------

   FINANCING ACTIVITIES:

   Proceeds from share issues                               7,098,560     5,756,300             -
   Share issue costs                                         (354,928)     (287,815)            -
   Repayment of capital lease liabilities                     (41,547)      (15,716)      (20,478)
                                                          ------------  ------------  ------------

   NET CASH - FINANCING ACTIVITIES                          6,702,085     5,452,769       (20,478)
                                                          ------------  ------------  ------------

   EFFECT OF EXCHANGE RATE ON CASH                           (514,738)   (1,015,711)      673,438
                                                          ------------  ------------  ------------

   NET INCREASE IN CASH AND CASH
   EQUIVALENTS                                              3,495,415     1,861,793    (1,961,398)

   CASH AND CASH EQUIVALENTS BEGINNING OF
   PERIODS                                                  3,034,567     6,529,982     8,391,775
                                                          ------------  ------------  ------------

   CASH AND CASH EQUIVALENTS END OF PERIODS               $ 6,529,982   $ 8,391,775   $ 6,430,377
                                                          ============  ============  ============

See accompanying notes to financial statements.

PROGEN  INDUSTRIES  LIMITED

STATEMENTS  OF  CASH  FLOWS                                               (U.S. DOLLARS)
----------------------------------------------------------------------------------------------------

                                                                           YEARS ENDED
                                                                             JUNE 30
                                                                  2000         2001         2002
RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASH
USED IN OPERATING ACTIVITIES:


   Operating loss after income tax                             (4,640,838)  (3,272,182)  (3,079,215)

   Depreciation                                                   276,264      263,335      309,455
   Diminution in investments                                      722,532       92,298       15,061
   Deferred expenditure written-off                               100,959            -            -
   Gain on sale of investments                                     (1,772)      32,968     (251,054)
   Share of associate's net losses                                      -       86,345      509,606
   Foreign currency gains                                               -      (51,283)           -
   Provision for doubtful debts                                         -        2,375            -
   Gain on sale of property, plant and equipment                     (974)        (523)      10,888
   Other non cash items                                            (1,658)           -      153,359

   Net change in operating assets and liabilities:

   (Increase)/decrease in assets:
      Accounts receivable                                        (163,799)     (53,553)     113,149
      Investments                                                 859,433      283,761      125,260
      Prepaid expenses                                             51,075        1,570       39,830
      Inventory                                                    44,902       22,502       20,083
      Non-current receivables                                           -            -        6,476

   Increase/(decrease) in liabilities:
      Accounts payable                                            215,326      (24,072)     (57,937)
      Accrued payroll                                              18,402       20,932            -
                                                               -----------  -----------  -----------

   NET CASH USED IN OPERATING ACTIVITIES                       (2,520,148)  (2,595,527)  (2,085,039)
                                                               ===========  ===========  ===========

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended June 30, 2002, the Company acquired plant and equipment with an aggregate fair value of $nil (2001: $nil; 2000: $20,085) by means of capital leases.


See  accompanying  notes  to  financial  statements.

PROGEN INDUSTRIES LIMITED


1.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES


ORGANIZATION  AND  NATURE  OF  OPERATIONS
Progen Industries Limited ("Progen" or the "Company") was incorporated in Queensland, Australia on September 26, 1989 and became an Australian public company on March 8, 1991.

Progen is a biopharmaceutical company committed to the discovery, development and commercialization of small molecule pharmaceuticals for the treatment of a variety of diseases for which there is a significant demand for new therapies. The Company's drug discovery efforts are focused on the development of potent, selective inhibitors of carbohydrate-protein interactions implicated in a range of different diseases. Progen is also engaged in the distribution of life science products, contract manufacturing to Australian code of Good Manufacturing Practice standards and bioprocess technology development and product manufacturing services.

Progen's lead drug candidate is PI-88, a small molecule semi-synthetic oligosaccharide (short sugar chain) with anti-angiogenic, anti-metastatic and anti-thrombotic properties, which is being developed as a cancer compound and investigated as a cardiovascular product. PI-88's first Phase I/II trial with cancer patients is now under way in the United States at the University of Colorado Health Sciences Center under an Investigational New Drug application filed with the United States Food and Drug Administration. A number of Phase I trials with PI-88 have already been completed with both healthy volunteers and cancer patients.

The Company maintains and operates an approximately 11,200 square foot fully-integrated pharmaceutical manufacturing facility in leased premises at Darra, a suburb of Brisbane, Australia, and its principal offices are also located on the premises. The facility has the capability to develop and manufacture therapeutic products for worldwide markets and consists of 15 modular laboratories.

BASIS  OF  PRESENTATION
These financial statements have been prepared in accordance with United States generally accepted accounting principles and are presented in U.S. dollars.

CASH  AND  CASH  EQUIVALENTS
Cash equivalents are comprised of certain highly liquid investments with original maturity of three months or less when purchased.

INVENTORY
Inventory is stated at the lower of cost or market. Costs are assigned to individual items of inventory mainly on the basis of average costs, which approximates the first-in, first-out ("FIFO") costing method.

PROPERTY AND EQUIPMENT AND DEPRECIATION
Property and equipment are stated at cost, net of accumulated amortization and depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated life of the asset or the term of the lease.


Classes of property and equipment and related useful lives are as follows:

                                                     ESTIMATED
      ASSET                                         USEFUL LIFE
                                                       YEARS
      Machinery and equipment                          5-10
      Furniture and fixtures                           3-10
      Leasehold improvements                            11
      Machinery and equipment under capital leases     4-10

PROGEN INDUSTRIES LIMITED

REVENUE  RECOGNITION
A sale is recorded when goods have been delivered to and accepted by the customer pursuant to a fixed price sales order, collectibility of the selling price is reasonably assured and the associated risks have passed to the customer.

Revenues from services rendered are recognized as the service is performed.

RESEARCH  AND  DEVELOPMENT  EXPENDITURE
All research and development costs are charged to expense as incurred.

PATENTS
Costs incurred in filing, defending and protecting patent applications are expensed as research and development as incurred. Costs to acquire patents from third parties are recorded as research and development expense unless approval has been obtained from the relevant governmental agency for products developed using the underlying technology of the patent.

STOCK-BASED COMPENSATION
The Company uses the intrinsic value method to recognize cost in accordance with Accounting Principles Board ("APB") Opinion No. 25 for financial reporting purposes and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123 (SFAS 123) "Accounting for Stock Based Compensation".

NET  LOSS  PER  SHARE
Basic and diluted net loss per share has been calculated by dividing net loss by the weighted average ordinary shares outstanding during the periods.

Stock options have not been included in the computation of net loss per share in the periods presented as their effect is antidilutive. For additional disclosures regarding stock options see Notes 11 and 12.

FOREIGN  CURRENCY  TRANSACTIONS
Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At the balance sheet date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are included in earnings.

FOREIGN  CURRENCY  TRANSLATION
The Australian dollar is the functional currency for the Company. Balance sheet amounts denominated in Australian dollars have been translated into United States dollars using the year end rate of exchange. Operating results denominated in Australian dollars have been translated into U.S. dollars using the average rate of exchange. Gains or losses resulting from such translation are included as a component of stockholders' equity.

ACCOUNTING  ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates. It is reasonably possible that a change in the estimated value of investments will occur in the near term.

INCOME TAXES
Income taxes have been provided using the liability method of accounting in accordance with Statement of Financial Accounting Standards No 109 (SFAS 109) "Accounting for Income Taxes".

FINANCIAL  INSTRUMENTS
The fair values of financial instruments, including cash and cash equivalents, accounts receivable, investments, and accounts payable, approximate their carrying value due to their short term nature. Further information as to the net fair value of investments is disclosed in Note 3.

PROGEN INDUSTRIES LIMITED



INVESTMENTS
Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and re-evaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale, along with certain of the Company's investments in equity securities. Securities available for sale are carried at fair value, with any unrealized holding gains and losses, net of tax, reported in a separate component of shareholders' equity until realized. Trading securities are securities bought and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses included in operations for the year. Held-to-maturity debt securities are reported at amortized cost.

Investments in which the Company has the ability to exercise significant influence are accounted for in accordance with APB No 18. "The Equity Method of Accounting for Investments in Common Stock". Under the equity method, an investment in common stock is generally shown in the balance sheet of an investor as a single amount. Likewise, an investor's share of earnings or losses from its investment is ordinarily shown in its income statement as a single amount. The Company has no obligation to fund liabilities of investee companies beyond its investment and therefore its investments in associates will not be reduced below zero.


IMPAIRMENT
Pursuant to guidance established in Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets " the Company evaluates the recoverability of its long-lived at least annually. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value or projected discounted cash flows from related operations. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

COMPARATIVES
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.


2.   CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and investments. The Company invests cash and cash equivalents which are required for immediate operating needs and for its investment trading program with various high credit quality financial institutions located in Australia. The Company extends credit to its customers which results in accounts receivable arising from its normal business activities. The Company does not require collateral from its customers or investees, but routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, believes that its receivable credit risk exposure is limited given there is no concentration of customers.

PROGEN INDUSTRIES LIMITED


3.   INVESTMENTS

                                                       JUNE 30
                                               ------------------------
                                                  2001         2002
Available for sale securities:
Zaxis International Inc (i)                    $  806,743   $  166,879
Realised loss on investment                      (684,191)    (125,798)
                                               -----------  -----------
                                                  122,552       41,081
Traded securities at cost:
- Units in Suncorp Property Trust                  93,010            -
- Suncorp-Metway Floating Rate Capital Notes    1,276,476    1,409,250
- Shares in other corporations                     24,496            -
                                               -----------  -----------
- at cost                                       1,393,982    1,409,250
Unrealised loss on investment (ii)               (268,764)    (186,021)
                                               -----------  -----------
                                                1,125,218    1,223,229

                                               -----------  -----------
                                               $1,247,770   $1,264,310
                                               ===========  ===========

(i) At June 30 2002, the investment in Zaxis International Inc ("Zaxis") is comprised of common shares. At June 30, 2001 the investment was comprised of both common shares and convertible notes. Zaxis is a company based in Cleveland, Ohio whose principal activity is the manufacture and sale of electrophoresis gels. At June 30, 2002 the Company holds 587,645 (2001:
351,904) shares in Zaxis, which represents approximately 10 percent of Zaxis' issued capital.

Progen had also invested a total of $790,572 in Zaxis convertible notes, which bore interest at 9.5 percent per annum. The notes were repayable in US dollars on maturity dates between December 31, 1999 and August 10, 2001, however, through June 30, 2001 no principal repayments or interest payments had been made. Based on an assessment made by the directors, these notes were written down to zero in 2000. The write down in the investment was considered other than temporary and accordingly was recognized as a loss in the statement of operations. During 2002, the Company reached an agreement with Zaxis whereby, in return for the convertible notes held by Progen in Zaxis, the Company would receive $200,000 and an additional 240,741 shares in Zaxis. As a result of this agreement, the Company recorded a realized gain of $245,289.

During 2002 the Company also sold 5,000 shares of Zaxis common stock. The proceeds received and gain recognized were not significant. Realized losses on available for sale securities during 2001 and 2000 were $435,067 and zero, respectively. The cost of securities sold is based on the specific identification method.

Shares in Zaxis are traded on the Over the Counter Bulletin Board Market in the United States of America, however, the volume of trading is relatively low. At June 30, 2002 the directors assessed the carrying value of the Company's overall investment in Zaxis based on the quoted market price at year-end. On November 6, 2002, Zaxis filed for Chapter 7 Liquidation under Federal Bankrupcy Law. The value of the Zaxis shares on November 19, 2002, based on the quoted marked price, is $5,876. This has not been reflected in the financial statements.


(ii) The net unrealised holding gain related to traded securities was $101,899 in 2002 (2001 - $92,298 loss, 2000 - $126,760 loss).

During  2002 the Company realized gains of  $5,765 on sales of traded securities

PROGEN  INDUSTRIES  LIMITED


4.   INVENTORY

Inventory consists of the following:

                                                            JUNE 30
                                                        ----------------
                                                         2001     2002

Raw materials and supplies                               56,652   81,458
Work in progress                                         15,646        -
Finished goods                                          138,070  129,192
                                                        -------  -------
                                                        210,368  210,650
                                                        =======  =======

5.   INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

                                                            JUNE 30
                                                        ----------------
                                                         2001     2002

Investment in associate                                 509,606        -
                                                        =======  =======

Effective May 31, 2000, Progen entered into an agreement with Medigen Biotechnology Corporation ('MBC'), a company incorporated in Taiwan, for the development of a strategic alliance for the commercialisation of PI-88 (an oligosaccharide based compound which inhibits heparanase, extravasation and thrombosis) (the 'Alliance Agreement'). Under the alliance agreement, MBC will fund and conduct, at no cost to Progen, several Phase II clinical trials in respect of PI-88. These trials are in addition to the trials to be undertaken by Progen and will be in areas where MBC has significant experience and expertise. MBC will be entitled to receive 15% of Progen's future PI-88 revenues generated from cancer and cardiovascular diseases subject to the joint venture alliance. In addition, MBC has the right to negotiate the funding and conduct of several Phase III clinical trials. Progen will supply PI-88 and technical expertise for the designated trials to be undertaken by MBC and provide technical know-how to assist MBC to establish a compliant pharmaceutical manufacturing facility in Taiwan if so requested. If provided Progen will be paid for these services.

In connection with the Alliance Agreement under a separate Share Subscription Agreement on November 6, 2000, the Company issued 2.75 million fully paid ordinary shares to MBC at an issue price of $2.09 per share. The Company also authorised issue to Everspring Industry Co (an associate of MBC) an option to purchase 1 million ordinary shares exercisable on or before December 31, 2002 with an exercise price of A$8.00 per share. As at June 30, 2002 none of these options have been exercised. The funds raised from the issue of these shares are to be used to expand or accelerate the development of PI-88 for the potential treatment of cancer and cardiovascular disease. In addition, under the Alliance Agreement Progen was issued 19.9% equity in MBC at no cost and with certain anti-dilution rights.

Both Stanley Chang and Stephen Chang (no relation) are directors of Progen Industries Limited. Stanley Chang was also a director of Medigen Biotechnology Company during the year. Stephen Chang resigned as a director of Medigen Biotechnology Company on June 28, 2001.

In April 2001, MBC sold shares of its stock to a third-party for $0.29 per share. As a result of the anti-dilution provision granted to the Company, MBC issued 2,039,700 additional shares with a value of $0.29 per share to the Progen. The issuance of these additional shares was recorded as an increase in Progen's investment in MBC and an increase in shareholders' equity.

PROGEN  INDUSTRIES  LIMITED

                                                                                      JUNE 30
                                                                             --------------------------
SUMMARY OF ASSOCIATE'S FINANCIAL INFORMATION                                     2001          2002
ASSOCIATE'S STATEMENT OF OPERATIONS
- net sales                                                                  $         -   $         -
- operating losses before income tax                                            (433,894)   (3,414,045)
- income tax attributable to operating profits                                         -             -
                                                                             ------------  ------------
- operating losses after income tax                                          $  (433,894)  $(3,414,045)
                                                                             ============  ============

ASSOCIATE'S BALANCE SHEET
- current assets                                                             $10,899,721   $ 9,358,045
                                                                             ============  ============
- non-current assets                                                         $ 2,550,170   $ 1,838,472
                                                                             ============  ============
- current liabilities                                                        $    62,365   $   478,654
                                                                             ============  ============
- non-current liabilities                                                    $     6,376   $    40,617
                                                                             ============  ============

CARRYING AMOUNT OF INVESTMENT IN ASSOCIATE
Balance at the beginning of the financial year                               $         -   $   509,606
Issue of shares in associate                                                     594,018             -
Share of associate's net profits for the financial year                          (84,412)     (509,606)
                                                                             ------------  ------------
Carrying amount of investment in associate at the end of the financial year  $   509,606   $         -
                                                                             ============  ============


6.   PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                       JUNE 30
                                              --------------------------
                                                  2001          2002

Machinery and equipment                       $ 1,534,953   $ 2,416,353
Furniture and fixtures                            174,036       225,266
Leasehold improvements                            202,691       295,187
Machinery and equipment under capital leases       60,132        18,960
                                              ------------  ------------
                                                1,971,812     2,955,766
Accumulated depreciation and amortization      (1,157,301)   (1,605,213)
                                              ------------  ------------
PROPERTY AND EQUIPMENT, NET                   $   814,511   $ 1,350,553
                                              ============  ============

Depreciation expense related to property and equipment (including machinery and equipment under capital leases) amounted to $309,455, $263,335, and $276,264 for the years ended June 30, 2002, 2001, and 2000 respectively.

PROGEN  INDUSTRIES  LIMITED


7.   CAPITAL LEASES

The Company is the lessee of equipment under capital leases expiring in 2003. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are depreciated over the lesser of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense.

Following is a summary of property held under capital leases as of June 30, 2001 and 2002 respectively:

                                                     JUNE 30
                                               -------------------
                                                 2001       2002

Machinery and equipment                        $ 60,132   $18,960
Less:  accumulated depreciation                 (20,265)   (7,999)
                                               ---------  --------
TOTALS                                         $ 39,867   $10,961
                                               =========  ========

At June 30, 2002 minimum future lease payments under capital leases for each year through 2003 (expiration of lease terms) is as follows:

2003                                                         8,417
                                                        -----------

Total minimum lease payments                                 8,417
Less:  amount representing interest                           (288)
                                                        -----------
PRESENT VALUE OF NET MINIMUM LEASE PAYMENTS                  8,129
                                                        ===========
Obligations under capital leases
   Current liability                                         8,129
   Non-current liability                                         -
                                                        -----------
TOTAL OBLIGATIONS UNDER CAPITAL LEASES                       8,129
                                                        ===========

PROGEN  INDUSTRIES  LIMITED


8.   INCOME TAXES

At June 30, 2002 the Company has net operating loss carryforwards of approximately $30,490,892 (2001:$26,470,020) which are indefinite as to use under Australian tax law. As a result of these carryforwards, the Company has deferred tax assets of approximately $9,147,268 and $7,941,006 at June 30, 2002 and 2001, respectively. Because of the Company's lack of earnings history, realization of these deferred tax assets is not reasonably assured; therefore the deferred tax assets have been fully offset by a valuation allowance of $9,147,268 and $7,941,006 at June 30, 2002 and 2001, respectively.

The change in the valuation allowance and the corresponding change in the deferred tax asset amounted to $1,206,262, $301,978 and $44,440, for the years ended June 30, 2002, 2001 and 2000 respectively.

The Company's deferred income tax balance and the difference between income tax computed at the Australian statutory rate and income tax expense is primarily the result of tax losses carryforward.


9.   RELATED PARTY DISCLOSURES

THE FOLLOWING DIRECTOR-RELATED ENTITY TRANSACTIONS OCCURRED DURING THE FINANCIAL YEAR

During the 2002 financial year Progen Industries Limited sold product totalling $20,178 to Starrate Holdings Pty Ltd. Dr Malvin Eutick, a director of the Company, is also a director of Starrate Holdings Pty Ltd.

During the 2001 financial year Progen Industries Limited purchased services totalling $4,962 from Bioquest Limited. Dr Malvin Eutick, a director of the Company, is also a director of Bioquest Limited.

In February 2000, the Company entered into an agreement with Ophthalmic Laboratories, a company related to a member of the Company's Board of Directors for the purchase of the processes, techniques and other 'know how' for the registered drug anagraine for a purchase price of $23,000.

PROGEN  INDUSTRIES  LIMITED


10.  COMMITMENTS AND CONTINGENCIES

ANUTECH  PTY.  LTD.

In October 1993, the Company entered into an agreement with ANUTECH Pty. Ltd. and other parties to provide research funding, subject to certain conditions, for novel Anti-cancer and Anti-inflammatory drugs. Progen agreed to provide funds totalling $4.1 million over a five year period, for research purposes. In exchange, Progen was issued an exclusive world-wide license/sub-license to manufacture, market and distribute products arising out of the intellectual property developed from this research. In May 1999, Progen entered into a new agreement with ANUTECH Pty. Ltd. to fund further research projects relating to the synthesis of heparinoid mimetics and development of the heparanase enzyme as a diagnostic and therapeutic target. Progen agreed to provide funds totalling approximately $1.3 million over a three year period for research purposes. In exchange, Progen was issued an exclusive world-wide licence/sub-licence to manufacture, market and distribute products arising out of the intellectual property developed from this research. As at June 30, 2002, no revenue has been earned from these agreements. During 2002, 2001 and 2000, Progen incurred expenses of $117,340, $350,966, and $302,155 respectively under these agreements.

GRIFFITH UNIVERSITY

In March 2001, Progen entered into an agreement with Griffith University to fund research aimed at designing specific inhibitors of the enzyme heparanase. Based on previous research by Progen, it is proposed that these inhibitors may be effective as drug leads for treatment of anti-inflammatory disease. Professor Mark von Itzstein will lead this program at Griffith University and Progen has agreed to provide funds totalling $0.7 million over a three year period to support the study. During 2002 and 2001, Progen incurred expenses of $209,658 and $52,798 respectively under this agreement.

CLINICAL TRIALS

In addition to the Phase I/II study initiated in Colorado in the United States of America to study the effect of PI-88 in patients with advanced melanoma, Progen has initiated a multi centre Phase II trial with patients suffering advanced multiple myeloma. This is a cancer of the cells in the bone marrow and Progen is currently sponsoring these studies with PI-88 in Melbourne, Newcastle and Brisbane. Progen's total estimated commitment for these trials is $156,891.

R&D  START  GRANT

In September 2001, Progen was awarded a $1.75 million grant under the Australian Federal Government's AusIndustry R&D START program (R&D START) to develop a drug discovery research platform based on the role of carbohydrates in disease. Progen will use this technology platform to discover new compounds for an in-house clinical trials program and / or to form partnerships with other pharmaceutical and biotechnology companies at then drug discovery phase. The new R&D START grant project, will build on existing Intellectual Property developed through collaborative research with the Australian National University. It will be supported by a $1.9 million commitment from the Company over the three year span of the grant. During 2002, Progen incurred expenses of $207,461 under this agreement, and received grant income of $123,781, included in the Statement of Operations.

The total remaining commitment payable in respect of all of the above agreements at June 30, 2002 are as follows:

YEAR ENDED
 JUNE 30
  2003
  2004                             $1,358,492
  2005                             $  791,878
  2006                             $  647,423
                                   ----------
                                    2,797,793
                                   ==========

These costs are included in research and development expense as incurred.

PROGEN  INDUSTRIES  LIMITED

OPERATING  LEASES

The operating lease commitments include the rental of office premises. The lease agreement expired in March 2002 at which time the Company signed a new lease agreement extending the current lease to March 2004 with an option to renew for a further 3 year period.

The Company is obligated under various other operating leases for periods expiring through the 2002 calendar year. During the fiscal years ended June 30, 2002, 2001 and 2000, rent expense was $48,138, $72,367, and $54,364 respectively.

Total minimum annual rentals under non-cancellable operating leases subsequent to June 30, 2002 are as follows:

 YEAR ENDED
  JUNE 30
   2003                               $   52,895
   2004                               $   39,672
                                      ----------
                                          92,567
                                      ==========

CAPITAL  LEASES

Information relating to future commitments of capital leases is detailed in
Note 7.


11.  STOCK OPTION PLANS

All  options  are  granted  in  stock  trading  on the Australian Stock Exchange
('ASX') and are exercisable only in Australian dollars, therefore amounts in this note are expressed in Australian dollars vs U.S. dollars.

EMPLOYEE  OPTION  PLAN

In September 1995, the Company shareholders approved an employee option plan. All employees (including directors) who are at least 18 years of age are eligible to participate in the plan. Pursuant to the plan, no options will be granted if, after such issuance, the number of options issued to non-executive directors and non-executive employees during the previous five years whether or not exercised and which have not yet terminated or expired would exceed 5% of the then total number of outstanding ordinary shares. The Board of Directors may impose any conditions upon the vesting or exercise of options granted under the plan. All grants of options to directors pursuant to the plan require the prior approval from the shareholders.

There were no options granted under this plan in 2002, 2001 or 2000. In 1999, 400,000 options were granted under this plan. Each option is convertible into one ordinary share at any time on or before the fifth anniversary of the date of the grant at a fixed price of A$5.34.

PROGEN  INDUSTRIES  LIMITED

NEW  EMPLOYEE  OPTION  PLAN

The Progen Board of Directors adopted a new employee option plan on October 24, 2000. Both employees and non-executive directors are eligible to participate. This option plan stipulates that the initial issue of options will have an exercise price of A$4.00 and thereafter a minimum exercise price of the greater of A$4.00 and a price equal to 125% of the weighted average price of the Company's shares quoted on the ASX for 10 business days before the date of grant of the options; all options vest between one and five years after the date of grant, options may carry performance related conditions as determined at the Board's discretion and expire five years from the date of grant.

During 2002, 22,000 options were granted to employees under this plan with an exercise price of A$4.00, the options vest on the first anniversary of date of grant and expire on the fifth anniversary of the date of grant.

During 2001, 378,020 options were granted to employees under this plan with an exercise price of A$4.00, the options vest on the first anniversary of date of grant and expire on the fifth anniversary of the date of grant.

During 2001, 350,000 options were granted to non-executive directors under this plan with an exercise price of A$4.00, the options vest on the first anniversary of date of grant and expire on the fifth anniversary of the date of grant.


EXECUTIVE  DIRECTORS'  OPTION  PLAN

In November 1999, the Company shareholders approved the executive directors' option plan. Only directors who hold salaried employment are eligible to participate in the plan. The board of directors may impose any conditions upon the vesting or exercise of any options granted under the plan. This option plan has similar terms and conditions as the previous abovementioned first employee option plan.

The exercise price of the options will be equal to the weighted average price of the Company's fully paid ordinary shares traded over the 5 business days immediately prior to the time the options are granted (the Base price), unless the options are to be issued in tranches, in which case the exercise price will be either the Base price or a higher price determined by the directors of the Company.

PROGEN  INDUSTRIES  LIMITED

During 2000, 400,000 options were granted under the executive directors' option plan. These options are exercisable as follows:

                                                                  Exercise Price
100,000 options exercisable no earlier than 8 February 2001          A$4.46
200,000 options exercisable no earlier than 8 February 2002          A$6.24
100,000 options exercisable no earlier than 8 February 2003          A$8.91


Information with respect to the number of options granted under the option plans is as follows:

                                     NUMBER OF        WEIGHTED        NUMBER OF       WEIGHTED
                                      OPTIONS     AVERAGE EXERCISE     OPTIONS    AVERAGE EXERCISE
                                    OUTSTANDING       PRICE (i)      EXERCISABLE      PRICE (I)
Options outstanding, June 30, 1999      513,597             A$5.32      513,597           A$5.32
- granted                               400,000             A$6.46
- forfeited                             (99,644)            A$5.32
- expired                                     -                  -
- exercised                                   -                  -
                                    ------------
Options outstanding, June 30, 2000      813,953             A$5.32      413,953           A$5.32
- granted                               728,020             A$4.00
- forfeited                            (108,458)            A$5.32
- expired                                     -                  -
- exercised                                   -                  -
                                    ------------
Options outstanding, June 30, 2001    1,433,515             A$4.97      705,495           A$5.10
- granted                                22,000             A$4.00
- forfeited                            (214,745)            A$4.73
- expired                                     -                  -
- exercised                                   -                  -
                                    ------------
Options outstanding, June 30, 2002    1,240,770             A$4.97    1,118,770           A$4.68

(i)  Options  were issued in Australian dollars (the functional currency for the Company).

The equivalent market price per share at grant date for options granted during 2002 was A$1.20 (2001-A$1.30 - A$1.73; 2000 - A$4.25).

PROGEN  INDUSTRIES  LIMITED

The following table summarises information about options outstanding at June 30, 2002:

EXERCISE PRICE(i)  OPTIONS        OUTSTANDING          EXERCISABLE
                              WEIGHTED    WEIGHTED  NUMBER OF  WEIGHTED
                               AVERAGE    AVERAGE    OPTIONS   AVERAGE
                              REMAINING   EXERCISE             EXERCISE
                             CONTRACTUAL   PRICE                PRICE
                                LIFE
A$5.34              195,950    1.4 years  A$5.34      195,950    A$5.34
A$4.46              100,000    2.6 years  A$4.46      100,000    A$4.46
A$6.24              200,000    2.6 years  A$6.24      200,000    A$6.24
A$8.91              100,000    2.6 years  A$8.91            -         -
A$4.00              350,000    3.5 years  A$4.00      350,000    A$4.00
A$4.00              294,820    3.7 years  A$4.00      272,820    A$4.00
                  ---------                         ---------
Total             1,240,770                         1,118,770
                  =========                         =========

(i) Options were issued in Australian dollars (the functional currency for the Company).

In September 2002, 22,000 options were forfeited due to the employee leaving the Company.


OTHER  INFORMATION

For future options issued under the new employee option plan, the exercise price is to be the greater of $4.00 and a price equal to 125% of the weighted average price of the Company's shares quoted on the ASX for 10 business days before the date of grant of the options. If no shares are sold on the ASX during that period, the exercise price per share will be equal to the weighted average market price of the shares sold on the ASX on the last trading day on which the shares were traded.

No option will be issued under the new employee option plan if, after the issue of the option, the number which is equal to the sum of all options issued to non-executive directors and non-executive employees pursuant to the plans' during the previous 5 years and which have been exercised or remain unexercised (but which have not terminated or expired) would exceed 5% of the total number of shares on issue at that time.

The Company uses the intrinsic value method to recognise the cost of options granted in accordance with APB Opinion No. 25. Both the employee option plan and the executive directors' option plan are non-compensatory plans in accordance with APB Opinion No. 25 and therefore there is no compensation expense to be accounted for in the financial statements.

The Company has adopted the disclosure only alternative of SFAS 123. The pro forma compensation expense was calculated to be $163,946 for the year ended June 30, 2002 (2001 - $215,306, 2000 - $226,055).

PROGEN  INDUSTRIES  LIMITED

The fair value of options granted in 2002, 2001 and 2000 were estimated at the date of grant using the Black Scholes method, assuming no dividends, an expected life of 3 years, volatility of 60.7% for 2002, 76.8% for 2001 and 58.8% for 2000 and a risk free rate of 5.24% in 2002, 5.25% in 2001 and 6.61% in 2000.

The Company's pro forma information, is as follows:

                                               2000          2001          2002
PRO FORMA NET LOSS                         $(4,706,188)  $(3,487,488)  $(3,243,161)
                                           ============  ============  ============

PRO FORMA NET LOSS PER ORDINARY SHARE      $     (0.24)  $     (0.15)  $     (0.13)
                                           ============  ============  ============

SHARES RESERVED FOR FUTURE ISSUANCE
Employee and directors' stock option plan                                1,240,770
Option granted to Everspring Industry Co                                 1,000,000
                                                                       ------------
                                                                         2,240,770
                                                                       ============

12.  SUMMARY OF OTHER STOCK OPTIONS

Other than those disclosed below and in Note 11, there were no options outstanding as at June 30, 2002.

In connection with the sale of shares to MBC as more fully described in Note 5, the Company granted to Everspring Industry Co (an affiliate of MBC), an option to purchase 1 million ordinary shares, exercisable on or before December 31, 2002 with an exercise price of A$8.00 per share. The equivalent market price per share at grant date for options issued during 2001was A$2.80. As at the date of this report none of these options have been exercised.


13.  EXPORT MARKET DEVELOPMENT GRANT

The Australian government provides grants to companies engaged in developing export markets. The level of the grant is dependent on the level and type of export market development expenditure. The main terms of the grant are as follows:

(a)  The maximum grant payable in any given year is $120,000.

(b) The Australian government funds 50% of "Eligible Export Market Development Expenditure" after deducting a minimum expenditure threshold of approximately $9,000.

(c) There is a ceiling on the grant determined by a percent of export earnings. This ceiling applies from the third year of the grant being paid, when it is 40% of export earnings. This reduces to 20% and 10% in years four and five and to 7.5% in year six and 5% in years seven and eight respectively. In 2002, the Company received $nil (2001 -$nil, 2000 - $2,783) under this grant.

PROGEN  INDUSTRIES  LIMITED


14.  SEGMENT DISCLOSURES

The Company is organized based on the products and services that it offers. Under this organizational structure, there are three reportable segments: (i) research and development, (ii) life science and (iii) contract manufacture. The research and development segment is focussed on the development of PI-88 and PI-166. PI-88 is the Company's lead cancer product candidate, which is being developed as a small molecule inhibitor of both angiogenesis and metastasis. PI-166 is a novel combination of a small organic molecule and a regional delivery mechanism, with special suitability for clinical application in the treatment of hepatoma. The aim of these products is to develop a non-toxic therapy applicable to a broad range of solid tumors as well as haematological or non-solid cancers (tumors of the blood) such as multiple myeloma (bone marrow cancer) and leukaemia. The life science segment encompasses the sales of life science research products manufactured by a number of U.S. and European life sciences companies as well as the Company's own range of fine chemical products that are sold under the Progen brand name. The Company's life sciences products are marketed to research and diagnostic laboratories in private and government institutions, including universities, hospitals and biotechnology companies. The contract manufacture segment is involved with the provision of contract manufacturing services to cGMP standards for various human clinical, therapeutic product, and veterinary pharmaceutical trials, as well as non-cGMP bioproduct contract manufacturing services. The contract manufacture segment also provides bioprocess technology development services, and consulting services in quality and regulatory management systems.

The Company views certain other revenues and expenses, particularly Selling, general and administration costs, as not belonging to any one reportable segment. As a result, the Company has aggregated these items into an "Other" non-segment line, as permitted by Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information."

The Company also views certain other assets, particularly cash and cash equivalents, and investments as not belonging to any one reportable segment. As a result, the Company has aggregated these items into an "Other" non-segment line, as permitted by Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information."

The accounting policies of the Company's reportable segments are the same as those described in Note 1- Summary of Significant Accounting Policies. The Company evaluates the performance of its segments based on each segment's income
(loss) from continuing operations.

YEAR ENDED JUNE 30, 2002

                                        RESEARCH &    LIFE SCIENCE     CONTRACT       TOTAL
                                        DEVELOPMENT                  MANUFACTURE
                                       --------------------------------------------------------
Sales to external customers            $          -   $   1,313,670  $    704,044  $ 2,017,714
Depreciation and amortization                88,049          11,530       209,640      309,219

Net income/(loss)                        (2,185,066)        104,421       366,626   (1,714,019)
Interest income                                   -               -             -      380,088
                                       ------------------------------------------
Interest expense                                  -               -             -       (3,051)
Other non-segment revenues                                                             550,227
Other non-segment expenses                                                          (2,292,460)
                                                                                   ------------
Consolidated net income/ (loss)
before tax                                                                         $(3,079,215)
                                                                                   ============


Total assets for reportable segments        474,407         390,575       822,623  $ 1,687,605
Other assets                                                                         8,177,763
Consolidated assets                                                                $ 9,865,368
                                                                                   ============

Purchase of long lived assets               366,346           2,096       390,979  $   759,421
                                       ========================================================

PROGEN  INDUSTRIES  LIMITED

YEAR ENDED JUNE 30, 2001

                                  RESEARCH &    LIFE SCIENCE     CONTRACT       TOTAL
                                 DEVELOPMENT                  MANUFACTURE
                                 --------------------------------------------------------
Sales to external customers      $          -   $   1,075,479  $    198,331  $ 1,273,810
Depreciation and amortization          71,169           9,943       182,108      263,220
                                 --------------------------------------------------------
Net income/(loss)                  (2,374,319)         41,341        72,215   (2,260,763)
                                 ------------------------------------------
Interest income                             -               -             -      575,279
Interest expense                            -               -             -       (2,745)
Other non-segment revenues                                                         8,637
Other non-segment expenses                                                    (1,592,590)
                                                                             ------------
Consolidated net income/ (loss)
before tax                                                                   $(3,272,182)
                                                                             ============

Total assets for reportable
segments                              163,269         407,651       727,910  $ 1,298,830
Other assets                                                                  10,350,906
Consolidated assets                                                          $11,649,736
                                                                             ============

Purchase of long lived assets               -               -       106,230      106,230
                                 ========================================================

There were no inter-segment sales.

In 2000, the Company did not evaluate the performance of, or allocate resources to reportable segments as the company was considered to be operating primarily within one segment. For this reason, no comparative segment information has been disclosed.

In 2000, 2001 and 2002, the Company operated in one geographical segment with all of its assets and operations were located in Australia. During 2000, 2001 and 2002, the Company's revenues were primarily derived in Australia.


15.  NOTE RECEIVABLE

A loan $149,750 was advanced in February 1999. Interest was charged on the loan at a rate of 10 percent and it was secured by a lien over fees receivable by the borrower. This balance was fully paid during 2001.

PROGEN  INDUSTRIES  LIMITED


16.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income are as follows:

                                                       UNREALISED
                                                      GAINS(LOSSES)
                                         CURRENCY     ON AVAILABLE
                                        TRANSLATION     FOR SALE
                                        ADJUSTMENTS    SECURITIES       TOTAL

Balance at June 30, 1999               $    120,255        160,705   $   280,960


Currency translation adjustment            (890,424)             -      (890,424)

Reclassification adjustment for gains
included in net income                            -       (160,705)     (160,705)
                                       -------------  -------------  ------------

Balance at June 30, 2000               $   (770,169)             -   $  (770,169)


Currency translation adjustment          (1,424,866)             -    (1,424,866)
                                       -------------  -------------  ------------
Balance at June 30, 2001               $ (2,195,035)             -   $(2,195,035)

Unrealised loss                                           (116,959)     (116,959)
Currency translation adjustment             885,498              -       885,498
                                       -------------  -------------  ------------


Balance at June 30, 2002               $ (1,309,537)      (116,959)  $(1,426,496)
                                       =============  =============  ============


17.  SUBSEQUENT EVENTS

In July 2002, Progen initiated a second Phase I/II trial to study the combined effect of PI-88 and the chemotherapeutic drug, docetaxel in Colorado, USA. Patients with diseases normally treated with low dose, regular administration of docetaxel will be offered participation in this trial. It is expected that most patients will suffer from non small cell lung cancer, breast cancer or ovarian cancer. It is anticipated that the trial will take 18 months. Progen has agreed to provide funds totalling $0.58 million to support the study.

In September 2002, Progen signed a three year contract with Australian National University's Research School of Chemistry (ANU) to develop novel chemistries that will complement internal research and development efforts to discover and develop lead compounds from Progen's Technology Platform. The ongoing collaboration with ANU continues from a long standing relationship that the two entities have developed over the last nine years since the inception of the first Research Agreement signed in 1993. Progen has agreed to provide funds totalling $0.39 million over a three-year term to support the study.

In September 2002, Progen signed an agreement with Unisearch Limited to in-licence the development of a potential anti-cancer treatment. The company has assigned the code name PI-166 for this development product. PI-166 has shown anti-cancer activity in preliminary laboratory and animal studies. This opportunity adds significant breath to our current clinical development pipeline and ongoing drug discovery efforts surrounding heparanase and other carbohydrate-protein targets. Progen has agreed to provide funds totalling $0.62 million over the term of the agreement.