Form 20-F
period 2003-06-30
PROGEN INDUSTRIES LTD
filed 2003-12-17
CIK 943502

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F
(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended June 30, 2003
                               -------------
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission file number 000-29228
                       ---------

                            PROGEN INDUSTRIES LIMITED
             (Exact name of Registrant as specified in its charter)
                         ------------------------------
                 (Translation of Registrant's Name into English)

                                    Australia
                                    ---------
                 (Jurisdiction of incorporation or organization)

              2806 Ipswich Road, Darra , Queensland 4076, Australia
              -----------------------------------------------------
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  30,099,223  (33,899,223  as  of  December  11,  2003)

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
Yes           No
     ---          ---

                                TABLE OF CONTENTS
                                -----------------

                                                                             Page
                                                                             ----
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS . . . . . . .   3
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE . . . . . . . . . . . . . .   3
ITEM 3.   KEY INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . .   4
            SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
            RECENT DEVELOPMENTS . . . . . . . . . . . . . . . . . . . . . . .   9
            SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . .  10
            CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS. . . . . . .  10
            RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . .  11
ITEM 4.   INFORMATION ON THE COMPANY. . . . . . . . . . . . . . . . . . . . .  24
            BUSINESS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
              Overview. . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
              Our Business Strategy . . . . . . . . . . . . . . . . . . . . .  25
              Development Programs. . . . . . . . . . . . . . . . . . . . . .  26
                Cancer Therapeutics . . . . . . . . . . . . . . . . . . . . .  26
                Cardiovascular Therapeutics . . . . . . . . . . . . . . . . .  32
              Drug Discovery Research . . . . . . . . . . . . . . . . . . . .  34
              Additional Research Programs. . . . . . . . . . . . . . . . . .  36
              Research and Clinical Collaborations. . . . . . . . . . . . . .  36
              Commercial Services Businesses. . . . . . . . . . . . . . . . .  39
                Life Sciences . . . . . . . . . . . . . . . . . . . . . . . .  39
                Contract Manufacturing. . . . . . . . . . . . . . . . . . . .  39
              Manufacturing Facilities. . . . . . . . . . . . . . . . . . . .  39
              Government Regulation . . . . . . . . . . . . . . . . . . . . .  40
              Patent Rights; Licenses and Proprietary Technology. . . . . . .  45
              Competition . . . . . . . . . . . . . . . . . . . . . . . . . .  47
              Employees . . . . . . . . . . . . . . . . . . . . . . . . . . .  48
              Dividend Policy . . . . . . . . . . . . . . . . . . . . . . . .  48
              Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . .  48
            MANAGEMENT. . . . . . . . . . . . . . . . . . . . . . . . . . . .  49
              Directors and Executive Officers. . . . . . . . . . . . . . . .  49
              Key Employees . . . . . . . . . . . . . . . . . . . . . . . . .  52
              Board Composition and Committees. . . . . . . . . . . . . . . .  52
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS. . . . . . . . . . . .  54
            SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . .  54
            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
              RESULTS OF OPERATIONS . . . . . . . . . . . . . . . . . . . . .  55
ITEM 6.   DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES . . . . . . . . . . . . .  62
            Directors and Senior Management . . . . . . . . . . . . . . . . .  62
            Compensation. . . . . . . . . . . . . . . . . . . . . . . . . . .  62
            Board Practices . . . . . . . . . . . . . . . . . . . . . . . . .  63
            Employees . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
            Share Ownership . . . . . . . . . . . . . . . . . . . . . . . . .  63
            Option Plans. . . . . . . . . . . . . . . . . . . . . . . . . . .  63
            Employment Agreements . . . . . . . . . . . . . . . . . . . . . .  64
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS . . . . . . . . .  65
            PRINCIPAL SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . . .  65
            RELATED PARTY TRANSACTIONS. . . . . . . . . . . . . . . . . . . .  66
ITEM 8.   FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . .  67
ITEM 9.   THE OFFER AND LISTING . . . . . . . . . . . . . . . . . . . . . . .  68
ITEM 10.  ADDITIONAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . .  70
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. . . . .  74
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES. . . . . . .  74
ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES. . . . . . . . . . .  75
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
          PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  75


ITEM 15.  CONTROLS AND PROCEDURES . . . . . . . . . . . . . . . . . . . . . .  75
ITEM 16.  [RESERVED]. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  76
ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT . . . . . . . . . . . . . . . . .  76
ITEM 16B.  CODE OF ETHICS . . . . . . . . . . . . . . . . . . . . . . . . . .  76
ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES . . . . . . . . . . . . . .  76
ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES . . . .  77
ITEM 17.  FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . .  77
ITEM 18.  FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . .  77
ITEM 19.  EXHIBITS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  77



     All references in this annual report to dollars or $ are to the currency of the United States of America; and references to Australian dollars or A$ are to the currency of Australia.



                                     PART I



ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.



ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.     KEY INFORMATION

                                     SUMMARY

OVERVIEW

     Progen Industries Limited is an Australian-based, globally focused biopharmaceutical company committed to the discovery, development and commercialization of small molecule therapeutics for the treatment of cancer and other serious diseases. Our lead product candidate, PI-88, is one of a new class of multi-functional, multi-targeted cancer therapeutics inhibiting both angiogenesis or tumor promoting factors such as Vascular Endothelial Growth Factor, Fibroblast Growth Factor 1 and basic Fibroblast Growth Factor, and heparanase, an enzyme implicated in metastasis (tumor spread). PI-88 is currently being studied in two clinical trials at the U.S. under an active Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA.

     Interim results of these trials, as well as preliminary results of the recently completed multi-center Australian Phase II clinical trial of PI-88 in patients with multiple myeloma (bone marrow cancer) have shown:

     - Disease stabilization in seven out of 18 patients with refractory or relapsed multiple myeloma treated with PI-88 subcutaneously and monitored for levels of paraprotein, a marker of multiple myeloma disease severity;

     - Disease stabilization ranging from three to 27 months in 11 out of 33 patients with advanced solid tumors treated with PI-88 subcutaneously; and

     -    PI-88 has a favorable safety and side effect profile.

     Our second lead oncology product candidate, PI-166, is undergoing a Phase I clinical trial in patients with inoperable primary liver cancer (hepatocellular carcinoma). PI-166 is a potential novel treatment modality that serves a particularly difficult patient population suffering from a disease that is resistant to current therapies.

     Through our internal drug discovery research program and academic collaborations, we are developing small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease related protein targets as potential therapeutics for cancer and other serious diseases. Our research team and academic collaborators have identified a portfolio of heparan sulfate binding proteins that are involved in different diseases, and we are now designing, synthesizing and screening small molecule compounds that disrupt heparan sulfate binding.

     We also provide contract manufacturing and bioprocess technology development services to the Australian Code of Good Manufacturing Practice, or cGMP, standards and distribute life sciences products through our commercial
services division.   As part of our focused strategy on drug discovery and
development, we recently sold our life sciences division to Global Science and Technology Limited as more fully described below in "Item 3. Key Information - Recent Developments."

OUR BUSINESS STRATEGY

     We intend to develop and commercialize therapeutics for cancer and other serious diseases. To achieve this objective, we intend to concentrate on the following key strategies:

     - Leverage our in-house expertise and capabilities in product development;

     - Discover and develop novel small molecule therapeutics using our proprietary drug discovery technology platform;

     -    Expand our product candidate pipeline through in-licensing;

     - Establish strategic collaborations for the development and commercialization of our product candidates;

     - Leverage our in-house manufacturing capabilities to support the development and commercialization of our product candidates; and

     -    Establish and maintain a strong intellectual property portfolio.

DEVELOPMENT PROGRAMS

     CANCER THERAPEUTICS

     PI-88 - A MULTI-FUNCTIONAL THERAPEUTIC SOLUTION.  Our most advanced
     -----------------------------------------------
compound within our oncology pipeline is PI-88. PI-88 is an anti-angiogenic new investigational therapeutic currently in multiple early stage international clinical trials under an IND as a novel agent for the treatment of various cancers. In preclinical and clinical studies, PI-88 has shown a favorable safety and tolerability profile and few side effects. PI-88 is also showing preliminary signs of clinical efficacy in the multinational clinical development program. 92 patients with various cancers have been treated and continuing treatment for some patients ranges from three months to beyond two years.

     The principal efficacy of PI-88 as an anti-tumor agent is based on inhibition of two biological processes: the retardation of the growth of primary tumors by inhibiting new blood vessel growth (angiogenesis) and the spread of secondary tumors (metastasis). PI-88's anti-angiogenic activity is attributable to three distinct mechanisms:

     - Inhibition of heparanase, which prevents the release of angiogenic growth factors from the extracellular matrix;

     - Direct interaction with angiogenic growth factors Vascular Endothelial Growth Factor, or VEGF, Fibroblast Growth Factor 1, or FGF1, and basic Fibroblast Growth Factor, or FGF2, which reduces their functional activity; and

     - Stimulation of the release of Tissue Factor Pathway Inhibitor, or TFPI, an endogenous protein that has anti-angiogenic and anticoagulation properties.

     PI-88's anti-metastatic activity is attributable to the inhibition of heparanase.

     Under an active IND with the FDA, our ongoing, recently completed and currently planned clinical trials for PI-88 are as follows:

     - We are conducting a Phase I trial at the University of Colorado Cancer Center in Denver, Colorado, in combination with Taxotere(R), a frequently used chemotherapy treatment, in patients with advanced solid tumors. This trial is designed to determine the appropriate safe dose of PI-88 when combined with weekly doses of Taxotere(R) as a precursor to a planned multi-center Australian Phase II trial of the combination in patients with advanced non-small cell lung cancer. 15 patients have been recruited into this Phase I study to date and no serious safety concerns with the combination have been reported to date.

     - We are also conducting a Phase I/II clinical trial at the University of Colorado Health Sciences Center in Denver, Colorado, in which PI-88 is being self-administered subcutaneously (injected under the skin) to patients with advanced malignancies, including melanoma and renal-cell carcinoma, in order to determine the appropriate safe dose of PI-88 for the Phase II component of this study. Based on interim data to date, 11 patients out of 33 with advanced tumors have had disease stabilization ranging from three to 27 months, which includes one partial response. Following completion of the Phase I component of this study, we intend to commence multi-center Phase II trials in the U.S. and across Australia with advanced melanoma patients and with continued study participation by the University of Colorado Health Sciences Center.

     - In August 2003, we completed an Australian multi-center Phase II trial conducted at The Alfred Hospital in Melbourne, The Mater Misericordiae Hospital in Newcastle and the Wesley Clinic Research Centre in Brisbane. PI-88 was administered subcutaneously to patients with refractory or relapsed multiple myeloma (bone marrow cancer). The endpoint of the study, stabilization of serum disease markers, was achieved in seven, or 39%, of the 18 evaluable patients in the study. Two patients have long-term disease stabilization and continue to receive post-study PI-88 therapy under a special access scheme.

     - We intend to conduct a multi-center Australian Phase II trial of PI-88 in combination with Taxotere(R) in patients with advanced non-small-cell lung cancer following completion of the Phase I combinatorial study of PI-88 in patients with advanced solid tumors, and for which a protocol has been approved.

     - A protocol has been approved by hospital ethics committee to conduct a Phase II trial of PI-88 for the post-operative (following surgery) treatment of patients with primary liver cancer (hepatocellular carcinoma or hepatoma) by our alliance partner and clinical collaborator, Medigen Biotechnology Corporation, or MBC, an emerging biotechnology company based in Taiwan. MBC has recently completed a Phase Ib clinical trial of PI-88 to assess the safety and tolerability of the drug in Taiwanese patients suffering from advanced forms of cancer.

     We have retained worldwide commercial rights to PI-88. At the appropriate time, we will select collaborators to conduct later-stage clinical trials and commercialization of PI-88 as a cancer therapeutic.

     PI-166 - A NOVEL ANTI-CANCER AGENT.  Our second lead oncology drug
     ----------------------------------
candidate, PI-166, is a novel combination of a small organic molecule and a regional delivery mechanism. In preclinical studies, PI-166 has been shown to have antiproliferative activity against hepatocellular carcinoma (liver cancer) cells in vitro (within an artificial environment) and anti-tumor activity against the Novikoff hepatocellular carcinoma in vivo (within a living organism).

     A Phase I clinical trial with PI-166 was initiated at the St. George Hospital in Sydney, Australia in January 2003. The purpose of the trial is to investigate the safety and tolerability of PI-166 in patients with unresectable primary hepatocellular carcinoma, or advanced primary liver cancer. The trial is being conducted under a clinical trial notification, or CTN, with the Australian Therapeutics Goods Administration, or TGA. Based on interim data to date, no drug-related side effects of PI-166 have been observed in patients enrolled in the trial.

     We have retained worldwide commercial rights to PI-166. At the appropriate time we will select collaborators to conduct later-stage clinical trials and commercialize PI-166 as a cancer therapeutic.

     CARDIOVASCULAR THERAPEUTICS

     In preclinical models, PI-88 has shown potential as an antithrombotic and restenosis inhibitor. PI-88 has anticoagulant properties by causing the release of Tissue Factor Pathway Inhibitor, or TFPI, which directly interacts with serine proteases and stimulates heparin cofactor II. In addition, as a heparanase inhibitor, PI-88 prevents restenosis resulting from the proliferation of smooth muscle cells in artery walls.

     PI-88 has undergone a Phase I study in healthy volunteers in the United Kingdom to determine an optimal route of administration suitable for cardiovascular applications. However, in light of our focus on developing novel cancer therapeutics, recent competitive developments and the high cost of development in this disease area, there is presently no plan to conduct further cardiovascular trials.

     We have retained worldwide commercial rights to PI-88. At the appropriate time, we will select collaborators for further clinical trials and commercialization of PI-88 as a cardiovascular therapeutic.

DRUG DISCOVERY RESEARCH

     We intend to use our proprietary drug discovery technology to sustain a pipeline of drug candidates. We are initially focusing on the role of heparan sulfate, a complex sugar that belongs to a class of carbohydrates called glycosaminoglycans, or GAGs, that are linked to core proteins. GAG-binding proteins have been implicated in a range of different diseases including cancer, cardiovascular diseases, inflammation, infectious diseases, amyloidal diseases, diabetic retinopathy, macular degeneration and xenotransplantation. Our internal research program, augmented by the work of our academic collaborators, has led to the identification of a portfolio of heparan sulfate binding proteins that are involved in different diseases, and we are designing, synthesizing and screening small molecule compounds that disrupt heparan sulfate binding. We believe that these new small molecule compounds produced by our proprietary synthetic procedures can also potentially incorporate chemical groupings to aid detection and oral delivery.

      We have exclusive proprietary rights to a class of small molecules. These small molecules are semi-synthetic oligosaccharides (short sugar chains) that we have screened as inhibitors of specific functions of heparan sulfate-binding proteins targets such as heparanase, growth factors that stimulate angiogenesis and proteins involved in the coagulation pathway. PI-88, our lead product candidate is a heparan sulfate mimetic that has been shown at the cellular level to prevent the binding of growth factors to target receptors and to inhibit heparanase. We are also developing novel manufacturing techniques to synthesize low molecular weight glycomimetics to increase the variety of carbohydrate and carbohydrate-like molecules for screening as potential therapeutics.

OTHER RESEARCH

     Additional research is being conducted, both independently and in collaboration with academic and commercial partners, in a number of areas related to our core focus of small molecules, including the development of small molecule heparanase inhibitors as anti inflammatory drug leads at the Institute of Glycomics, Griffith University, Australia, and the screening of sulfated oligosaccharides as inhibitors of viral infections.

COMMERCIAL SERVICES BUSINESS

     Our commercial services division provides revenue generating manufacturing services for human clinical trial products, human therapeutics and veterinary pharmaceuticals in compliance with cGMP standard and the Australian National Registration Authority, as well as non-cGMP bioproducts manufacturing services and bioprocess technology development and consulting services.

CORPORATE INFORMATION

     Our principal executive offices are located at 2806 Ipswich Road, Darra,
Queensland 4076, Australia.   References in this annual report to "Progen,"
"we," "our" and "us" refer to Progen Industries Limited. Our web site is located at www.progen.com.au. Information contained in our web site is not
           -----------------
incorporated by reference into and does not form a part of this annual report.

                               RECENT DEVELOPMENTS

     SALE OF LIFE SCIENCES DIVISION.   Pursuant to a business sale agreement
dated November 10, 2003 with Global Science and Technology Limited, a New Zealand company ("GST"), we sold to GST certain contracts, inventories and equipment related to our life sciences business, for a cash sale price of A$1.2 million ($858,144). The sale price was determined by arms-length negotiation between us and GST. The sale was completed on November 28, 2003.

     AUSTRALIAN PLACEMENT. On November 12, 2003, we issued 3,800,000 ordinary shares to Australian institutional and sophisticated investors placed by Taylor Collison Limited with the support of Emerging Growth Capital Pty. Ltd. As part of the placement, we issued an option to Taylor Collison to purchase 700,000 ordinary shares at an exercise price of A$2.50 per share, expiring on May 31, 2005. The proceeds of the placement will be used for working capital and general corporate purposes, including the expansion of our proprietary glycobiology drug discovery technology platform.

     RIGHTS OFFERING. On November 19, 2003, we commenced a bonus options offering pursuant to which we will grant, on a pro rata basis and at no charge, to the eligible holders of our ordinary shares of record on November 28, 2003
one transferable option for every eight ordinary shares held.   Each option will
entitle the eligible holder thereof to subscribe for and purchase one ordinary share at an exercise price of A$2.50 per share and will expire on May 31, 2005. The proceeds received on exercise of the bonus options will be used for working capital and general corporate purposes, including expanding initiative for the out-licensing of PI-88 and expenditures for in-licensing product candidates and research and development.

                             SELECTED FINANCIAL DATA

     The following financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the financial statements and notes included elsewhere in this annual report.

                                                                For the Years Ended June 30,
                                                         -------------------------------------------
                                                             2001           2002           2003
----------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Revenue From Operations . . . . . . . . . . . . . . . .  $    198,331   $    704,044   $  1,051,695
Cost of Operations:
     Research and development . . . . . . . . . . . . .     2,374,319      2,185,066      2,435,896
     Selling, general and administrative costs. . . . .       862,031      1,214,771      1,958,355
Total Cost of Operations. . . . . . . . . . . . . . . .     3,757,915      4,104,544      5,018,983
                                                         -------------  -------------  -------------
Gross Loss. . . . . . . . . . . . . . . . . . . . . . .    (3,716,051)    (3,601,294)    (4,391,353)
Total Other Income (Expenses) . . . . . . . . . . . . .       402,528        417,658        537,991
                                                         -------------  -------------  -------------
Net Loss  from continuing operations. . . . . . . . . .  $ (3,313,523)  $ (3,183,636)  $ (3,853,362)
Discontinued operations . . . . . . . . . . . . . . . .        41,341        104,421        288,213
Net Loss. . . . . . . . . . . . . . . . . . . . . . . .   ($3,272,182)   ($3,079,215)   ($3,565,149)
                                                         =============  =============  =============
Net Loss Per Ordinary Share
     Continuing operations. . . . . . . . . . . . . . .  $      (0.14)  $      (0.13)  $      (0.16)
                                                         =============  =============  =============
     Discontinued operations. . . . . . . . . . . . . .             -              -   $       0.01
                                                         =============  =============  =============
     Net loss per ordinary share. . . . . . . . . . . .  $      (0.14)  $      (0.13)  $      (0.15)
                                                         =============  =============  =============
Weighted Average Number of Ordinary Shares Outstanding.    23,404,883     24,391,869     24,391,869
                                                         =============  =============  =============


                                                                                --------------------
                                                                                For the Year Ended
                                                                                June 30, 2003
                                                                                --------------------
BALANCE SHEET DATA:
Cash and Cash Equivalents. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $       8,001,842
Working Capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          7,332,942
Total Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         10,230,017
Long-Term Debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  0
Accumulated Deficit. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (35,415,660)
Total Stockholders' Equity . . . . . . . . . . . . . . . . . . . . . . . . . . .          8,504,942




              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements that involve risks
and uncertainties.    Forward-looking statements relate to future events or our
future financial performance and include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effect of future regulation and the effects of competition. These statements are based on our current expectations, beliefs and assumptions, and on information currently available to our management. In some cases, you can identify forward-looking statements by the use of words such as "anticipate," "expect," "intend," "plan," "seek," "may," "will," "should," "could," "would," "believe," "estimate," "project," "predict," "potential," "continue," or the
negative of such terms or similar expressions.    These forward-looking
statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, levels of activities, performance and other factors to be materially different from those anticipated in such forward-looking statements. Factors that might cause such differences include the risks discussed in "Item 3. Key Information - Risk Factors," "Item 5. Business" and "Item 5. Operating and Financial Review and Prospects," as well as those discussed elsewhere in this annual report.

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

     WE ARE AT AN EARLY STAGE IN THE DEVELOPMENT OF PHARMACEUTICAL PRODUCTS AND OUR SUCCESS IS UNCERTAIN

     We are at an early stage in the development of our pharmaceutical products. Although we are presently generating revenues from the sale of contract manufacturing services, we have not sufficiently advanced the development of our lead product candidates, PI-88 and PI-166, and, accordingly, have not begun to market or generate revenues from their commercialization. PI-88, PI-166 and future pharmaceutical product candidates will require significant additional investment in research and development, preclinical testing and clinical trials, regulatory and sales and marketing activities, and regulatory approval prior to any commercial sales. We cannot make any assurances that PI-88, PI-166 or any other product candidates, if successfully developed, will generate sufficient or sustainable revenues to enable us to be profitable.

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

     We are currently conducting two Phase I/II clinical trials of PI-88 in cancer patients in the United States, and additional Phase II trials are planned. We also are conducting a Phase I clinical trial of PI-166 in Australia and, depending on the results of this trial, may conduct additional clinical trials. We plan to enter into a collaborative arrangement with a large pharmaceutical or biotechnology company to commercialize PI-88 and PI-166. We cannot make any assurances that we will be able either to complete the current clinical trials of PI-88 and PI-166 successfully, commence additional clinical trials of PI-88 or PI-166 as anticipated, or at all, or to demonstrate the safety and efficacy or superiority of PI-88 or PI-166 over existing therapies or enter into any collaborative arrangement to commercialize PI-88 and PI-166 on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

     Clinical trials may take up to several years to complete. The length of time varies substantially according to the type, complexity, novelty and intended use of the product candidate. We cannot make any assurances that, when Phase II clinical trials are completed, we will be able to enter into a collaborative arrangement with a large pharmaceutical or biotechnology company to commercialize PI-88 or PI-166. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the TGA's Drug Safety and Evaluation Branch or a new drug application to the FDA, or that such request and application will be reviewed and cleared by the TGA, the Australian Drug Evaluation Committee and the FDA, as applicable, in a timely manner, or at all.

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

     - Our inability to manufacture or prepare, as applicable, sufficient quantities of PI-88, PI-166 or any of our other product candidates;

     -    Unforeseen safety issues; and

     -    Lack of efficacy during the clinical trials.

     Patient enrollment is a function of, amongst other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials. Moreover, we have limited experience in conducting and managing clinical trials and rely on third parties to assist us in managing and monitoring clinical trials. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

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

     We believe that we have the capability to manufacture PI-88 and prepare PI-166 for preclinical studies and early stage (Phase I and Phase II) clinical trials. We cannot, however, make any assurances that we will be able to manufacture or prepare, as applicable, sufficient quantities of PI-88, PI-166 or any of our other product candidates in a cost-effective or timely manner. Any delays in production would delay our preclinical and clinical trials which could have a material adverse effect on our business, financial condition and results of operations.

     We may be required to enter into contracting arrangements with third parties to manufacture or prepare, as applicable, PI-88, PI-166 and our other product candidates for large-scale, later-stage clinical trials. We cannot make any assurances that we will be able to make the transition to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture or prepare our products on a contract basis. We cannot make any assurances that we will have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

     IF WE ARE UNABLE TO ESTABLISH OR MANAGE STRATEGIC COLLABORATIONS TO DEVELOP PI-88, PI-166 OR ANY OF OUR OTHER PRODUCT CANDIDATES, WE MAY HAVE TO REDUCE OR DELAY PRODUCT DEVELOPMENT AND/OR INCREASE OUR EXPENDITURES

     Our strategy for developing and commercializing our product candidates includes entering into various relationships with pharmaceutical or biotechnology companies to provide us with funding and/or to perform research, clinical development, regulatory clearance, commercial scale manufacturing, sales, marketing or distribution activities relating to PI-88, PI-166 or some or all of our current or future product candidates. To date, we have not entered into any agreements with third parties capable of providing those services. Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. If we are unable to establish collaborative arrangements, we may have to reduce or delay further development of PI-88, PI-166 and our other product candidates and/or increase our expenditures and undertake the development and commercialization activities at our own expense. If we elect to fund our research and development programs on our own, we will need to obtain additional financing which may not be available on acceptable terms, or at all.

     If we successfully establish strategic collaborations, the management of our relationship with collaborators will require significant time and effort from our management team, coordination of our research and development programs with the research and development priorities of our collaborators, and effective allocation of our resources to multiple projects. We cannot be certain that these relationships will result in the successful development or commercialization of our product candidates or the generation of sales revenue. If we enter into strategic collaborations at an early phase of product development, our success will in part depend on the performance of our corporate collaborators. Factors that could harm a successful collaboration include:

     - collaborators may delay clinical trials, under fund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

     - collaborators could independently develop, or develop with third parties, products that could compete with our current and future product candidates;

     - collaborators may not commit enough resources to the marketing and distribution of our product candidates, limiting potential revenues from the commercialization of a product;

     - collaborators may not pursue further development and commercialization of compounds resulting from collaborations or may elect not to continue or renew research and development programs;

     - the terms of our agreements with collaborators may not be favorable to us;

     - disputes may arise delaying or terminating the research, development or commercialization of our product candidates, resulting in significant litigation or arbitration, or causing collaborators to act in their own self-interest and not in the interest of our shareholders; and

     - collaborators may terminate their agreements with us if, for example, we fail to meet a required milestone or observe other obligations in those agreements.

     OUR EFFORTS TO DISCOVER, DEVELOP AND COMMERCIALIZE NEW PRODUCT CANDIDATES FROM OUR PROPRIETARY GLYCOBIOLOGY TECHNOLOGY PLATFORM BEYOND PI-88 ARE IN A VERY EARLY STAGE AND, THEREFORE, THESE EFFORTS ARE SUBJECT TO A HIGH RISK OF FAILURE

     The process of successfully developing product candidates is very time consuming, expensive and unpredictable. Although we have recently begun to direct significant effort toward the expansion of our scientific staff and research capabilities to identify and develop product candidates in addition to PI-88, we may not identify, develop or commercialize any additional new product candidates from our proprietary glycobiology technology platform or other technologies.

     IF WE CANNOT ENTER INTO NEW LICENSING ARRANGEMENTS, OUR ABILITY TO DEVELOP A BROAD PRODUCT PORTFOLIO COULD BE LIMITED

     A component of our business strategy is in-licensing drug compounds developed by other commercial or academic entities. Competition for promising compounds is intense. If we are not able to identify additional licensing opportunities or enter into licensing arrangements on acceptable terms, if at all, we will be unable to develop a diverse portfolio of product candidates.

     WE REQUIRE SUBSTANTIAL ADDITIONAL FINANCING IN THE FUTURE TO SUFFICIENTLY FUND OUR OPERATIONS AND RESEARCH

     We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and preclinical testing and as we conduct clinical trials of PI-88, PI-166 and our other product candidates. Although our future capital requirements will depend on many factors, we believe that our existing cash and investments resources will be adequate to satisfy the requirements of our current and planned
operations through to June 2005   We cannot, however, make any assurances that
such funds will be sufficient to meet our actual operating expenses and capital requirements during such period. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

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

     -    The status and timing of competitive developments; and

     -    Other factors.

     Notwithstanding that revenues may be produced from contract manufacturing operations, we anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our pharmaceutical product candidates. In addition, we will require additional funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We have no established bank financing arrangements, and we cannot be certain that we will be able to establish such arrangements on satisfactory terms, or at all. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

     WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NOT ACHIEVE PROFITABILITY IN THE NEAR FUTURE

     We have incurred net operating losses in each year since we began operations in 1989. As of June 30, 2003, we had an accumulated deficit of approximately $35.4 million, primarily attributable to our research and development activities. We expect to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and preclinical activities and commence additional clinical trials of PI-88 and PI-166.

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

     WE MAY NOT BE ABLE TO OBTAIN THE EXTENSIVE GOVERNMENT APPROVALS REQUIRED TO BRING OUR PHARMACEUTICAL PRODUCTS TO MARKET

     Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived there from will be, subject to regulation by numerous governmental authorities in Australia, principally the TGA, and by the FDA in the United States, the Medicines Control Agency in the United Kingdom and the European Medicines Evaluation Authority. Prior to marketing, any therapeutic product developed must undergo rigorous preclinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies including the FDA in the United States and the Medicines Control Agency in the United Kingdom. These processes can take many years and require the expenditure of substantial resources. Delays in obtaining regulatory approvals could adversely affect the development and commercialization of our pharmaceutical product candidates and could have a material adverse impact on our business, financial condition and results of operations. Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

     OUR RESEARCH AND DEVELOPMENT EFFORTS WILL BE SERIOUSLY JEOPARDIZED IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL AND CULTIVATE KEY ACADEMIC AND SCIENTIFIC COLLABORATIONS

     We are a small company with only 46 full-time employees. Our success is highly dependent on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

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

     We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with some of our product candidates. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

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

     Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Although the Australian government continues to provide a subsidy to certain prescribed prescription pharmaceutical products through the Pharmaceutical Partnership Program, or P3 Program, which, pending development, could include PI-88 and PI-166, uncertainty exists as to the reimbursement status of newly approved
health care products and in foreign markets, including the United States.   If
third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

     OUR BUSINESS AND OPERATIONS MAY BE NEGATIVELY IMPACTED IF WE FAIL TO COMPLY WITH GOVERNMENT REGULATIONS APPLICABLE TO OUR CURRENT REVENUE GENERATING BUSINESS

     We import biological products into Australia under existing permits from the Australian Quarantine and Inspection Service that require us to declare incoming biological materials and to ensure that such products contain labels as to their use and disposal under approved methods. Any potential violation of Australian import laws or modification or revocation of our permits could be significant and may negatively impact our business and operations. Our contract manufacturing operations include some manufacturing processes that are required to comply with the applicable cGMP requirements of the TGA, the Australian Gene Technology Regulator and the National Registration Authority, which govern the methods, controls, facilities and quality assurance procedures used in manufacturing, packing and storing biological and pharmaceutical products. In addition, certain international markets have quality assurance and manufacturing requirements that may be more or less rigorous than those in Australia. Our manufacturing facilities are also subject to biennial inspections by the TGA and the National Registration Authority. Any potential failure to comply with cGMP requirements or with any other international requirements could have a material adverse impact on our business, financial condition and results of operations

     WE MAY HAVE PRODUCT LIABILITY EXPOSURE

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

     Our research and development activities and manufacturing processes involve the use or sale of potentially harmful biological materials and hazardous substances. As a result, we are subject to federal, state and local laws and regulations in Australia governing the use, manufacture, storage, handling and disposal of potentially harmful biological materials and hazardous substances and certain waste products. We are also subject to applicable Australian environmental laws and regulations. Although we believe that our safety procedures for handling and disposing of such materials comply in all material respects with the standards prescribed by applicable laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any resulting damages and any such liability could exceed our resources. We also believe that we are in compliance in all material respects with applicable
environmental laws and regulations.   However, any potential violation of these
and other applicable laws and regulations could be significant and may negatively impact our business and operations.

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

ITEM 4.     INFORMATION ON THE COMPANY

                                    BUSINESS

OVERVIEW

     Progen Industries Limited is an Australian-based, globally focused biopharmaceutical company committed to the discovery, development and commercialization of small molecule therapeutics for the treatment of cancer and other serious diseases. Our lead product candidate, PI-88, is one of a new class of multi-functional, multi-targeted cancer therapeutics inhibiting both angiogenesis or tumor promoting factors such as VEGF, FGF1 and FGF2, and heparanase, an enzyme implicated in metastasis (tumor spread). PI-88 is currently being studied in two clinical trials in the U.S. under an active Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA.

     Interim results of these trials, as well as preliminary results of the recently completed multi-center Australian Phase II clinical trial of PI-88 in patients with multiple myeloma (bone marrow cancer) have shown:

     - Disease stabilization in seven out of 18 patients with refractory or relapsed multiple myeloma treated with PI-88 subcutaneously and monitored for levels of paraprotein, a marker of multiple myeloma disease severity;

     - Disease stabilization for at least three months in 11 out of 33 patients with advanced solid tumors treated with PI-88 subcutaneously; and

     -    PI-88 has a favorable safety and side effect profile.

     Our second lead oncology product candidate, PI-166, is undergoing a Phase I clinical trial in patients with inoperable primary liver cancer (hepatocellular carcinoma). PI-166 is a potential novel treatment modality that serves a particularly difficult patient population suffering from a disease that is resistant to current therapies.

     Through our internal drug discovery research program and academic collaborations, we are developing small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease related protein targets as potential therapeutics for cancer and other serious diseases. Our research team and academic collaborators have identified a portfolio of heparan sulfate binding proteins that are involved in different diseases, and we are now designing, synthesizing and screening small molecule compounds that disrupt heparan sulfate binding.

     We also provide contract manufacturing and bioprocess technology development services to the Australian Code of Good Manufacturing Practice, or cGMP, standards and distribute life sciences products through our commercial services division. As part of our focused strategy on drug discovery and development, we recently sold our life sciences division to Global Science and Technology Limited as more fully described above in "Item 3. Key Information - Recent Developments."

OUR BUSINESS STRATEGY

     We intend to develop and commercialize therapeutics for cancer and other serious diseases. To achieve this objective, we intend to concentrate on the following key strategies:

     - Leverage Our In-House Expertise and Capabilities in Product Development. We believe that our core scientific and management team has significant and demonstrated expertise in drug discovery and in selecting and advancing promising product candidates into early stage human clinical trials to demonstrate proof of efficacy. We will, as necessitated by our existing and in-licensed programs, expand our in-house capabilities in molecular modeling, biochemistry, cell biology, crystallography, medicinal and synthetic chemistry, pharmacology and clinical trial management.

     - Discover and Develop Novel Small Molecule Therapeutics Using Our Proprietary Drug Discovery Technology Platform. We will continue to focus our drug discovery research programs on discovering and developing small molecule therapeutics for cancer and other serious diseases that will feed our product candidate pipeline and leverage our drug development infrastructure over time.

     - Expand Our Product Candidate Pipeline Through In-Licensing. In addition to our internal drug development efforts, we intend to selectively in-license lead compounds at early stages of development and other new therapies for cancer and other serious diseases and undertake early stage clinical development.

     - Establish Strategic Collaborations for the Development and Commercialization of Our Product Candidates. We intend to complement our internal capabilities by selectively entering into collaborations with pharmaceutical and biotechnology companies to complete product development and move our product candidates into the marketplace as well as to improve our ability to move new compounds into the clinic.

     - Leverage Our In-House Manufacturing Capabilities to Support the Development and Commercialization of Our Product Candidates. We have our own manufacturing facility at which we manufacture PI-88 and prepare PI-166 for preclinical and clinical trials. We intend to leverage our experience in bioprocess manufacturing technologies to support the development and commercialization of our present and future product candidates.

     - Establish and Maintain a Strong Intellectual Property Portfolio. Recognizing the importance of intellectual property in our industry, we plan to continue to aggressively pursue patent protection in Australia, the United States and other significant markets, as well as protect trade secrets and know-how, as our drug discovery technologies uncover additional small molecule product candidates or as necessitated by our in-licensed development programs.

DEVELOPMENT PROGRAMS

     CANCER  THERAPEUTICS

     PI-88 - NOVEL ANGIOGENESIS AND HEPARANASE INHIBITOR

     PI-88 is our most advanced compound within our oncology pipeline. Our principal objective is to commercialize PI-88 as a non-toxic therapy applicable to a broad range of solid tumors. While our current cancer drug development program is focused on solid tumor cancers and attacking the life support systems of these cancers rather than the tumor itself, PI-88 also has potential application in hematological or non-solid cancers (tumors of the blood) such as multiple myeloma (bone marrow cancer) and leukemia which we may, at the appropriate time, develop in collaboration with a corporate partner.

     The method of attacking the life support system of solid tumors is two-fold:

     - To inhibit new blood vessel growth (angiogenesis) which is essential to feed tumor growth; and

     -    To prevent the spread of secondary tumors (metastasis).

     It is expected that attacking these processes rather than their end results will lead to the development of a therapeutic approach that does not have the toxic side effects associated with current therapies such as chemotherapy, irradiation or other cytotoxic drugs. By inhibiting angiogenesis, it is possible to starve the tumor of nutrients and oxygen. This process has been shown to stop tumor growth in animal models. Because angiogenesis occurs only in specific instances in healthy adults (wound healing, fetal development and the menstrual cycle), anti-angiogenic therapeutics, including PI-88, specifically targeted at cancerous tumors may result in fewer side effects. In addition, anti-angiogenic drugs developed are expected to have broader application in a range of cancers. The concept of halting the growth of cancer and "living with the disease" is becoming a more accepted paradigm and is reflected in the design of anti-angiogenic clinical trials, including our clinical program for PI-88. Ultimately, it is hoped that cocktails of these non-toxic drugs with the potential for co-treatment with other therapies will halt the progression of cancer and grant patients many years of quality life.

     Angiogenesis  Background

     Angiogenesis (the development of new vasculature to provide blood supply) is an important process in the progression of cancer. All tumors require blood supply to grow and survive. The vascularization of the tumor also enables the spread of tumor cells throughout the body, which results in the formation of metastases (secondary tumors).

     Tumor angiogenesis involves the following key steps:

     - The tumor produces enzymes, including heparanase and matrix metalloproteases, that degrade the basement membrane of blood vessels and the extracellular matrix surrounding the endothelial cells that line blood vessel walls. Specifically, heparanase degrades heparan sulfate in the basement membrane where growth factors are stored.

     - The release of growth factors provides the angiogenic stimulus to the endothelial cells lining the nearby blood vessels. The growth factors that are released interact with heparan sulfate and with cell surface receptor molecules located on the surface of the endothelial cells, both of which are bound to the cell surface. As a result, the endothelial cells begin proliferating. Three important growth factors in this process are Vascular Endothelial Growth Factor, or VEGF, Fibroblast Growth Factor 1, or FGF1, and basic Fibroblast Growth Factor, or FGF2.

     - Heparanase degradation of the extracellular matrix and basement membrane also allows the proliferating endothelial cells to migrate and to form new blood vessels, and the remodeling of the basement membrane.

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

     PI-88 - A Multi-Functional Therapeutic Solution

     Our lead cancer product candidate, PI-88, is being developed as a small molecule inhibitor of both angiogenesis and metastasis. In preclinical studies, PI-88 appears applicable to both a range of solid tumors and hematological tumors (blood tumors) and has been shown to retard the growth of primary tumors by inhibiting new blood vessel growth (angiogenesis) and the spread of secondary tumors (metastasis). PI-88's anti-angiogenic activity is attributable to three distinct mechanisms:

     - PI-88 inhibits the heparanase enzyme secreted by a variety of cells, thus preventing the degradation of the extracellular matrix and the basement membrane of blood vessels as well as the release of growth factors;

     - PI-88 inhibits endothelial cell proliferation by preventing the angiogenic growth factors FGF1, FGF2 and VEGF from binding to the receptors on endothelial cells; and

     - PI-88 stimulates the release of Tissue Factor Pathway Inhibitor, or TFPI, an endogenous protein that has anti-angiogenic and anticoagulation properties

     PI-88's anti-metastatic activity is attributable to the inhibition of heparanase.

     PI-88 Clinical Development Program

     All clinical trials of PI-88 are being conducted under an active IND with the FDA. In preclinical and clinical studies, PI-88 has shown a favorable safety and tolerability profile and few side effects. PI-88 is also showing preliminary signs of clinical efficacy in the multinational clinical development program. 92 patients with various cancers have been treated and continuing treatment for some patients range from 3 months to beyond two years. Since PI-88 is an anti-angiogenic agent, the primary and relevant efficacy endpoint for these early stage clinical trials is stabilization of disease. This is an important difference from cytotoxic anti-cancer therapies, where a more toxic agent is used to eradicate cancer cells, often with adverse consequences to the patient.

     The following chart summarizes the results of our ongoing, recently completed and currently planned clinical trials for PI-88.

                                                               NO. OF
                                                   CLINICAL    PATIENTS
       INDICATION               TREATMENT           PHASE      TREATED           ENDPOINT               STATUS
-----------------------  ------------------------  --------  ------------  ---------------------  -------------------
Advanced solid tumors    Subcutaneous self-            I          15       Dose ranging study     Ongoing
                         administration in
                         combination with weekly
                         doses of Taxotere(R) for
                         three consecutive weeks
                         in a four week cycle

Melanoma and other       Subcutaneous self-          I/II          40        11 patients with     Phase I ongoing.
advanced solid tumors    administration 4 days                             disease stabilization  Phase II to start
                         each week                             50 planned  for at least 3 months  on completion of
                                                             for Phase II                         recruitment into
                                                             component                            Phase I.

Multiple myeloma         Subcutaneous                 II           19          Disease marker     Completed
                         administration 4                                     study; 7 patients
                         consecutive days each                                 with disease
                         week for 8 week cycles                                stabilization

Advanced non-small       Subcutaneous self-           II      100 planned            -            Protocol finalized;
lung cancer              administration in                                                        completion of
                         combination with weekly                                                  Phase I required
                         doses of Taxotere(R) for                                                 before start of
                         three consecutive weeks                                                  Phase II
                         in a four week cycle

Post resection hepatoma  Subcutaneous self-           II      270 planned            -            Protocol finalized
                         administration three
                         consecutive weeks in a
                         four week cycle


     Three clinical trials with PI-88 have been underway during 2002/2003 with a primary aim of generating a solid information package addressing safety and early signs of efficacy of PI-88 as a monotherapy for solid tumor cancers and multiple myeloma, and as a combination therapy with the chemotherapy drug docetaxel, or Taxotere(R).

     A Phase I clinical trial of PI-88 in combination with the chemotherapy docetaxel commenced in August 2002 at the University of Colorado Cancer Center in Denver, Colorado, in 15 patients with advanced solid tumors to assess the safety and toxicity of PI-88 when used in combination with docetaxel compared to treatment with PI-88 alone. Based on interim data to date, the combination appears well tolerated with similar side effects to those experienced with treatment with docetaxel alone. These data continue to support our plans to extend this study into a multi-center Australian Phase II advanced non-small lung cancer trial following completion of this Phase I study, and for which a protocol has been approved.

     We are conducting a Phase I/II clinical trial at the University of Colorado Health Sciences Center, Denver, Colorado, in which escalating dosages of PI-88 are being self-administered subcutaneously (injected under the skin) for four consecutive days each week to patients with advanced malignancies, including melanoma and renal-cell carcinoma, in order to determine the appropriate safe dose of PI-88 for the Phase II component. In November 2002, Dr. Scott Holden, clinical trial co-investigator at the University of Colorado Health Sciences Center in Denver presented interim data from this trial at the meeting of the European Organization for Research and Treatment of Cancer, or EORTC, in Amsterdam. This meeting was held in association with the American Association for Cancer Research, or AACR, and the American National Cancer Institute, or NCI. Data presented showed that PI-88 was well tolerated and demonstrated encouraging anti-tumor activity in some patients with advanced cancer. Based on interim data to date, 11 out of 33 patients treated have had disease stabilization ranging from three to 27 months, which includes one partial
response.   Following completion of the Phase I component of this study, we intend to commence multi-center Phase II trials in the U.S. and across Australia with advanced melanoma patients and with continued study participation by the University of Colorado Health Sciences Center.

     In August 2003, we completed our first Phase II clinical trial of PI-88.
19 patients with refractory or relapsed multiple myeloma, a bone marrow cancer, were enrolled at three Australian hospitals, The Alfred Hospital in Melbourne under Dr. Andrew Spencer, The Mater Misericordiae in Newcastle under Dr. Arno Enno, and The Wesley Clinical Research Centre in Brisbane under Dr. John Bashford. In the study, PI-88 was administered subcutaneously four consecutive days each week for eight-week cycles. The primary endpoint of the study was to investigate clinical efficacy in patients with advanced disease who had exhausted other treatment options. For purposes of this study, a clinical response was specified as patients remaining stable or experiencing a decrease in blood levels of paraprotein, a marker of multiple myeloma disease severity. This endpoint was achieved in seven, or 39%, of the 18 evaluable patients in the study. Two patients have long-term disease stabilization and continue to receive post-study PI-88 therapy under a special access scheme.

     Our alliance partner and clinical collaborator, Medigen Biotechnology Corporation, has received hospital ethics committee approval to conduct a Phase II clinical trial of PI-88 in patients with post-resection primary livery cancer (hepatocellular carcinoma or hepatoma).

     Our previous PI-88 clinical trials include:

     - Completion of a Taiwanese Phase Ib clinical trial in advanced cancer patients to assess the safety and tolerability of PI-88 in patients suffering from advanced forms of cancer, by our alliance partner and clinical collaborator, Medigen Biotechnology Corporation.

     - Completion of a Phase I clinical trial in healthy volunteers in Manchester, the United Kingdom in March 1999. The clinical trial was designed to evaluate the safety, tolerability and pharmacokinetic profile (concentration in the blood over time) of PI-88 when administered intravenously.

     - Completion of a multi-center Phase Ib clinical trial in patients with advanced solid tumors at the Royal Melbourne Hospital and the Peter MacCallum Cancer Institute in Melbourne, Australia in November 2000. The clinical trial was designed to assess the safety and tolerability of PI-88 when administered intravenously.

     - Completion of a Phase I clinical trial in healthy volunteers in Manchester, the United Kingdom in October 2000. The clinical trial was designed to evaluate the safety, tolerability and pharmacokinetic profile of PI-88 when administered subcutaneously (injected under the skin).

     Preclinical Studies of PI-88

     Preclinical studies confirm that PI-88 significantly reduces the growth of primary human tumors and inhibits metastasis in animal models. We have conducted extensive preclinical pharmacology in animal models that approximate the human clinical condition. In one such experiment, mammary tumor cells were injected into a foot pad of mice and allowed to grow for seven days until a palpable tumor could be detected. The mice were then treated with PI-88 by continuous subcutaneous infusion over a 24-day period. At the conclusion of the treatment period, mice that had received PI-88 had a reduction in lung metastases of up to 75%. In another experiment, PI-88 reduced the growth of pancreatic tumors in transgenic mice by 80% of the size of tumors in control animals. Moreover, PI-88 was shown to be most effective at preventing small but highly vascularized tumors from developing into large tumors. This is consistent with PI-88's action as an angiogenesis inhibitor. In additional experiments, the growth of human colon carcinoma xenografts in nude (athymic) mice was reduced by up to 28% in animals treated with PI-88 twice daily by injection for 22 to 26 days.

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

     Several independent assessments of PI-88 have been completed, including single dose, two-week dose ranging, four-week and 13-week toxicology studies in rats; a single dose, two-week, four-week and 13-week dosing studies in primates; and a safety pharmacology study for cardiovascular and respiratory functions with dogs. Results of these studies have been comparable between species. In rat toxicology studies, minimal effects were observed at low dosages with toxicities observed only at high dosages. In monkey toxicology studies, a no-effect level was achieved at low dosage. In the dog safety pharmacological study, a no-effect level was observed at low dosage.

     Results of our 1999 United Kingdom Phase I trials of PI-88 in healthy volunteers indicate that at escalating dosages administered as single two-hour intravenous infusions, PI-88 does not cause any immediate adverse reactions within the human body except for transient elevations of activated partial thromboplastin time (the time for blood to clot under defined in vitro conditions). In addition, results of our 2000 United Kingdom Phase I trial of PI-88 in healthy volunteers indicate that, at escalating dosages administered subcutaneously (injected under the skin), PI-88 was well tolerated with minimal local effects and 98% bioavailability.

     Development Strategy

     We have retained worldwide commercial rights to PI-88. At the appropriate time, we will select collaborators for later-stage clinical development and commercialization of PI-88 as a cancer therapeutic.

     PI-166 - NOVEL ANTI-CANCER AGENT

     PI-166, our second lead oncology product candidate, is a novel combination of an active small organic chemical molecule and a delivery vehicle that directs and retains the active drug constituent at the tumor site. PI-166 is being developed for potential application in the treatment of advanced hepatocellular carcinoma (primary liver cancer).

     Preclinical Studies of PI-166

     Preclinical studies of PI-166 indicate that this treatment modality has antiproliferative activity against hepatocellular carcinoma (liver cancer) cells in vitro (within an artificial environment) and anti-tumor activity in vivo against the Novikoff hepatoma in rats, a model of primary liver cancer in humans (hepatocellular carcinoma) that, like human hepatoma, is known to be highly resistant to standard chemotherapeutic agents.

     Development Strategy for PI-166

     A Phase I clinical trial with PI-166 was initiated in January 2003 at the St. George Hospital in Sydney, Australia. The primary objective of this trial is to investigate the safety and tolerability of escalating doses of PI-166 in patients with advanced stage hepatocellular carcinoma where surgical intervention is no longer an option (unresectable primary hepatocellular carcinoma or advanced primary liver cancer). Based on interim data to date, no drug-related side effects of PI-166 have been observed in patients enrolled in the trial.

     We have retained worldwide commercial rights to PI-166. At the appropriate time, we will select collaborators -to conduct later-stage clinical trials and commercialization of PI-166 as a cancer therapeutic.

     CARDIOVASCULAR THERAPEUTICS

     PI-88 has been shown in preclinical models to have potential as an anti-thrombotic and inhibitor of restenosis. Our studies show that PI-88's mechanism of action is different from that of commonly used anti-thrombotic agents such as heparin and low molecular weight heparins.

     Thrombosis Background

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

These pathways, using various enzymes called activated blood-coagulation factors, lead to the formation of thrombin, one of the key factors in coagulation. The natural anticoagulant Tissue Factor Pathway Inhibitor, or TFPI inhibits Tissue Factor, which is the normal stimulus for initiating thrombin production in vivo.

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

     Novel Profile of PI-88

     PI-88 has been shown in preclinical models to have a novel profile as a potential anti-thrombotic and restenosis inhibitor. Our studies show that PI-88's mechanism of action is different from that of commonly used antithrombotic agents such as heparin and low molecular weight heparins:

     - First, by causing potent and sustained release of TFPI, PI-88 prevents the formation of thrombin via the extrinsic pathway.

     - Second, by direct interaction with serine protease inhibitors, PI-88 also prevents the formation of thrombin via the intrinsic pathway.

     - Third, unlike heparin or the low molecular weight heparins that inactivate thrombin by stimulating antithrombin III, PI-88 does not interact with antithrombin III, but directly interacts with serine proteases and stimulates heparin cofactor II to inhibit the action of thrombin formed by extrinsic and intrinsic pathways.

     In addition, our research indicates that PI-88, as a heparanase inhibitor, prevents restenosis resulting from the proliferation of smooth muscle cells in damaged artery walls.

     Development Strategy

     We believe that PI-88 will have several advantages over heparin and low molecular weight heparins in treating deep vein thrombosis. PI-88 has undergone a Phase I study in healthy volunteers in the United Kingdom to determine an optimal route of administration suitable for cardiovascular applications. In light of our focus on developing novel cancer therapeutics, recent competitive developments and the high cost of development in the cardiovascular disease area, we do not presently plan to initiate a PI-88 cardiovascular clinical trial program.

     We have retained worldwide commercial rights to PI-88. At the appropriate time, we will select collaborators for further clinical development and commercialization of PI-88 as a potential cardiovascular therapeutic.

DRUG DISCOVERY RESEARCH

     The goal of our drug discovery research is to discover and develop small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease related protein targets as potential therapeutics for cancer. Our drug discovery research involves the collaboration with the academic laboratories of two prominent scientists working in the innovative area of glycomics, or sugar medicines: Professor Martin Banwell of the Research School of Chemistry at the Australian National University in Canberra, Australia, and Professor Mark von Itzstein of the Institute of Glycomics at Griffith University, Gold Coast, Australia. The proprietary core technology for our drug discovery research, and out of which PI-88 was developed, emanates from our collaborative research on heparin derivatives and related polysaccharides with Professor Christopher Parish of The John Curtin School of Medical Research at the Australian National University, Canberra, Australia. Our drug discovery research program is co-funded by an Australian federal government AUSIndustry START grant awarded in August 2001.

     Our internal research program, augmented by the work of our academic collaborators, has led to the identification of a portfolio of heparan sulfate binding proteins that are involved in different diseases, and we are designing, synthesizing and screening small molecule compounds that disrupt heparan sulfate binding.

     We believe our advanced understanding of the role of carbohydrates in disease processes combined with our clinical development expertise in advancing promising product candidates into early stage clinical trials to demonstrate proof of efficacy enables us to discover novel therapeutics as well as identify
and license product candidates.   We intend to enter into collaborations with
pharmaceutical and biotechnology companies that will allow us to build on our in-house expertise and capabilities, including acquiring additional product candidates, as well as to improve our ability to move new compounds into the clinic.

     BACKGROUND

     Carbohydrate-Protein Interactions and Disease.     Most diseases involve
     ---------------------------------------------
complex interaction between proteins and many of these interactions also involve carbohydrates. Different classes of proteins in which many members are known to be dependent on a carbohydrate sequence for function are cytokines, chemokines, infectious agents such as viruses, selectins, and proteases. Incorrect functioning of any of these processes can lead to disease states including cancer, inflammation, cardiovascular disease and infection.

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

     OUR SOLUTION

     We are initially focusing on the role of heparan sulfate, a complex sugar that belongs to a class of carbohydrates called glycosaminoglycans, or GAGs. GAGs are sulfated polysaccharides (long sugar chains) that are generally found linked to core proteins in a complex known as a proteoglycan. Proteoglycans are found on the surface of all cells where they act as receptors, participate in cell-to-cell interactions, and promote or inhibit cell growth. In addition, GAGs play a structural role by forming a major component of the extracellular matrix surrounding endothelial cells as well as the basement membrane of blood vessels. GAG-binding proteins have been implicated in a range of different diseases including cancer, cardiovascular diseases, inflammation, infectious diseases, amyloidal diseases, diabetic retinopathy, macular degeneration and xenotransplantation.

      Our goal is to produce lead molecules that inhibit the binding of heparan sulfate to different proteins. Our rational drug design approach analyzes the binding of specific regions of heparan sulfate to target proteins by computer modeling to aid the design of very selective drugs that bind to the same protein and block heparan sulfate. We have been able to identify a significant number of heparan sulfate binding proteins and many are shown to be involved in different diseases including cancer, infectious disease, cardiovascular disease and inflammatory disease such as multiple sclerosis. Previous work by our research collaborators and others have demonstrated that if these targets are blocked, then the disease can be halted.

     Using a comparative database of the three dimensional structures of a number of heparan sulfate-binding proteins, we have been able to design, synthesize and screen several first generation classes of molecules (scaffolds) that bind to the protein targets and inhibit their heparan sulfate-binding ability. We have also been able to chemically modify these scaffolds to dramatically increase their specificity for specific protein targets. We believe that these new small molecule compounds produced by our proprietary synthetic procedures can also potentially incorporate chemical groupings to aid detection and oral delivery. Our initial primary targets include Vascular Endothelial Growth Factor, or VEGF, and a family of cell signaling molecules called Fibroblast Growth Factors, or FGFs, and include FGF1, FGF2, FGF7 and FGF9.

     We have exclusive proprietary rights to a class of small molecules. These small molecules are semi-synthetic oligosaccharides (short sugar chains) that we have screened as inhibitors of specific functions of heparan sulfate-binding proteins targets such as heparanase, growth factors that stimulate angiogenesis and proteins involved in the coagulation pathway. PI-88, our lead product candidate is a heparan sulfate mimetic that has been shown at the cellular level to prevent the binding of growth factors to target receptors and to inhibit heparanase. We are also developing novel manufacturing techniques to synthesize low molecular weight glycomimetics to increase the variety of carbohydrate and carbohydrate-like molecules for screening as potential therapeutics.

ADDITIONAL RESEARCH PROGRAMS

     Additional research programs supported through collaborations with academic institutions and industry include:

     Heparanase Technologies.  Technologies are being developed for the
     -----------------------
heparanase enzyme as a diagnostic and therapeutic target, including a more sensitive assay to distinguish heparanase levels in various disease states, such as malignant versus benign tumors, metastatic versus non-metastatic cancers and various cardiovascular diseases.

     Inflammation Disease Therapeutics. Based on research results on agents that
     ---------------------------------
target and restrict the activity of heparanase, the same small molecule sulfated oligosaccharides that inhibit cancer spread (including PI-88) are also potentially effective prophylactic anti-inflammatory agents. Furthermore, heparanase inhibitors constitute a prospective new class of drugs for use in the treatment of inflammatory disease (such as inflammatory bowel disease and multiple sclerosis).

     Carbohydrate-Based Anti-Viral Technologies. An important function of
     ------------------------------------------
polysaccharides in the human body is the facilitation of cell-to-cell interactions and cell adhesion. These molecules act as specific identifiers at the surface of different cells and play a role in the physical adhesion between two cells. Carbohydrates have also been associated with the attachment of many parasites, as well as a number of viruses. Screening of small molecule sulfated oligosaccharides as inhibitors of viral infection is continuing.

RESEARCH AND CLINICAL COLLABORATIONS

     In the course of conducting our research and clinical studies, we maintain collaborations with private industry and a number of academic and research institutions in Australia, the U.S. and elsewhere.

     We support pivotal research at the following institutions:

     - The Research School of Chemistry at the Australian National University, Canberra, Australia, is developing a combinatorial chemistry approach to the synthesis of molecules that mimic the structure of sugars. This chemistry will enable synthesis of defined structures to overcome the limitations in commercial synthesis of oligosaccharides and plays a pivotal supporting role to our in-house drug discovery research program funded in part by an Australian Federal Government research grant.

     - The Institute of Glycomics at Griffith University, Gold Coast, Australia, is developing small molecule heparanase inhibitors as anti-inflammatory drug leads derived from a structure/function analysis of this protein and related molecules. We have previously shown that this molecule is a valid target for anti-inflammatory drugs in treatment of diseases such as multiple sclerosis and inflammatory bowel disease.

     We have also collaborated in research with The John Curtin School of Medical Research at the Australian National University in Canberra, Australia, the Institute of Medical and Veterinary Sciences, Adelaide, Australia, the University of Otago in Otago, New Zealand, the Gothenburg University in Gothenburg, Sweden, the University of California in Davis and in San Francisco, California, the University of Nebraska in Lincoln, Nebraska, the University of L'Aquila in L'Aquila, Italy, and The Royal North Shore Hospital, Sydney, Australia.

     Our clinical collaborators include:

     - The University of Colorado Health Sciences Center in Denver, Colorado, which is conducting a Phase I/II study of PI-88 with patients suffering from advanced melanoma and other solid tumors. Following completion of the Phase I component of this study, we plan to initiate a Phase II component as a multi-center study in the U.S. and in hospitals across Australia with study participation by the University of Colorado Health Sciences Center.

     - The University of Colorado Cancer Center in Denver, Colorado, which is conducting a Phase I study of PI-88 in combination with Taxotere(R), a chemotherapy agent, in patients with advanced cancer. Following completion of this study, we plan to initiate a Phase II trial as a multi-center study in Australia.

     - The Cancer Treatment Centre at the St. George Hospital in Sydney, Australia, which is conducting the Phase I trial of PI-166 in patients with unresectable hepatocellular carcinoma.

     - Medigen Biotechnology Corporation in Taipei, Taiwan, intends to conduct a Phase II clinical trial with PI-88 in patients with post-resection hepatoma and is planning additional clinical trials of PI-88. This collaboration is described in the following section.

     In August 2003, we completed a multi-center Phase II study of PI-88 in multiple myeloma patients at The Alfred Hospital in Melbourne, Australia, The Mater Misericordiae Hospital in Newcastle, Australia, and the Wesley Clinic Research Centre in Brisbane, Australia. In 2001, clinical testing of PI-88 in Phase Ib clinical trials in advanced stage cancer patients at the Peter MacCallum Cancer Institute and at the Royal Melbourne Hospital was concluded under the auspices of the Center for Developmental Cancer Therapeutics.

     COLLABORATION WITH MEDIGEN BIOTECHNOLOGY CORPORATION

     In May 2000, we entered into a strategic alliance agreement with Medigen Biotechnology Corporation, or MBC, a newly-formed biotechnology company based in Taiwan. The collaboration relates to early stage clinical trials of PI-88. Under the agreement:

     -    We have retained all intellectual property rights to PI-88.

     - MBC will receive a percentage of our future revenues received from PI-88 in cancer and cardiovascular disease provided MBC successfully completes all clinical trials agreed to be conducted and funded by MBC;

     - We will use reasonable endeavors to complete one Phase II trial with PI-88 in an oncology indication, one Phase II trial of PI-88 in a cardiovascular indication, and two proof of principle trials in oncology indications;

     - We will supply PI-88 to MBC, at no charge, for the conduct of all trials funded by MBC;

     - We have agreed to supply to MBC, at MBC's cost, technical assistance, including the services of trained personnel and technical training, for the conduct of clinical trials by MBC;

     - We have agreed to assist MBC, at MBC's cost, to establish a manufacturing plant that can produce potential human therapeutics in accordance with cGMP and FDA requirements if so requested; and

     - MBC has the right to negotiate the funding and conduct of Phase III trials with PI-88, subject to any agreements that Progen may enter into with strategic partners to further develop and commercialize PI-88.

     In return, MBC:

     - Will fund and conduct one Phase II cancer trial with PI-88 and one Phase II cardiovascular trial with PI-88;

     - Will fund and conduct two Phase II proof of principle cancer trials with PI-88;

     - Has issued to us a 19.9% equity stake in MBC with certain anti-dilution rights; and

     -    Has paid to us A$11 million for 2.75 million of our ordinary shares.

COMMERCIAL SERVICES BUSINESSES

     LIFE SCIENCES

     Prior to the sale of our life sciences division to Global Science and Technology Limited as more fully described above in "Item 3. Key Information - Recent Developments," we were the Australian and New Zealand distributor of a wide range of life sciences research products manufactured by a number of U.S. and European life sciences companies. We also offered our own range of fine chemical products sold under the Progen brand name. Our life sciences products were marketed to research and diagnostic laboratories in private and government institutions, including universities, hospitals and biotechnology companies, by our own sales staff and under sub-distributor arrangements in New Zealand and Western Australia. Sales from our life sciences division constituted approximately 84.4%, 65% and 62.4% of our sales revenue for the fiscal years ended June 30, 2001, 2002 and 2003, respectively.

     CONTRACT MANUFACTURING

     We provide contract manufacturing services to cGMP standards for various human clinical trial and therapeutic products and veterinary pharmaceuticals, as well as non-cGMP bioproducts contract manufacturing services. We also provide bioprocess technology development services and consulting services in quality and regulatory management systems. Contract and consulting services revenues constituted approximately 15.6%, 34.9%, and 37.6% of our sales for the fiscal years ended June 30, 2001, 2002 and 2003, respectively.

MANUFACTURING FACILITIES

     We maintain and operate an 11,200 square foot fully-integrated pharmaceutical manufacturing facility in Darra, Australia. Our principal offices are also located on the premises. The facility has the capability to develop and manufacture therapeutic products for worldwide markets and consists of 15 modular laboratories, each with a designated function. There are two independent and eight integrated laboratory modules that comply with the Code of Good Manufacturing Practice, or cGMP, and five non-cGMP laboratory modules. The cGMP laboratory modules have specific functions including media preparation, cell culture, fermentation, harvest, purification, pack and fill, and bioprocessing. The non-cGMP laboratories have functions in fermentation, research and development, and analytical services covering microbiology, biochemistry, protein and carbohydrate analysis and processing, and quality control testing.

     The facility is used to manufacture a range of biological products, including PI-88 active ingredient and prepare PI-166 for preclinical and clinical trials, and is equipped for the genetic manipulation of micro-organisms, cell culture, small and large-scale fermentation of micro-organisms, purification and downstream processing, freeze-drying, and sterile packing and filling.

     Our manufacturing facility is licensed by the Australian Therapeutic Goods Administration, or TGA, for the manufacture of biological-based starting materials for human therapeutics to cGMP standards and by the Australian Gene Technology Regulator for the manufacture of large scale genetically modified organisms. The TGA is a division of the Australian Department of Health and Aged Care in Canberra and a member of the International Pharmaceutical Inspection

Convention. The TGA regulates the manufacture of compounds intended as starting materials for human therapeutics. To our knowledge, the Australian requirements are largely consistent with the FDA's requirements for the U.S. market. In addition, the FDA has accepted a Type 1 Drug Masterfile, or DMF, for our manufacturing facility. We may use the DMF to support applications to the FDA for the investigation or approval of new therapeutics or for the licensing of a new process for the manufacture of a therapeutic. Where such an application is made, the FDA will review the process to be used in the facility. In addition, the facility is licensed by the Australian National Registration Authority for manufacture of sterile and immunobiological veterinary products to cGMP standards and by the Australian Quarantine and Inspection Service as a quarantine facility.

     The building in which our principal offices and manufacturing facilities are located is leased. Under a two-year lease agreement expiring in March 2004, we pay a current rental of approximately $62,000 per annum, subject to annual review, based on the consumer price index, and have a three-year renewal option. If, however, the renewal option is not exercised on or prior to March 2004, a penalty payment of approximately $8,800 will apply.

GOVERNMENT REGULATION

     CONTRACT MANUFACTURING

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

     RESEARCH AND DEVELOPMENT

     The research and development, manufacture and commercialization of our pharmaceutical products will be subject to regulation by governmental entities in Australia and other countries including the United States. Pharmaceutical products are subject to rigorous regulation by the TGA under the Australian Therapeutic Goods Act, by the FDA in the United States, and by similar health authorities in foreign countries under laws and regulations that govern, among other things, the testing, clinical trials, manufacture, safety, efficacy, labeling, storage, record keeping, advertising, promotion, export, marketing and distribution of such products. Product development and approval within this regulatory framework is uncertain and can take a number of years and require the expenditure of substantial resources. Any failure to obtain regulatory approval or any delay in obtaining such approvals could have a material adverse effect on our business, financial condition and results of operations.

     Australian Government Regulation

     The steps required before a drug may be approved for marketing in Australia generally include:

     -    Preclinical laboratory and animal testing;

     - Submission to the TGA of a clinical trial notification, or CTN, or a clinical trial exemption, or CTX, application for human trials;

     - Submission of an investigator's brochure and clinical protocols to the independent ethics committee, or IEC, of each institution at which the trial is to be conducted;

     - Adequate and well-controlled clinical trials to demonstrate the safety and efficacy of the product;

     - Development of a Drug Masterfile, which demonstrates that the manufacture of the product conforms to GMP guidelines;

     - Submission of the manufacturing, preclinical and clinical data to the TGA; and

     - Approval by the TGA for inclusion in the Australian Register of Therapeutic Goods.

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

     Clinical trials involve administering the investigational product to healthy volunteers or patients under the supervision of a qualified principal investigator. The TGA has developed guidelines for a CTN and a CTX, the two classes of clinical trials in Australia. Under the CTN scheme, under which most clinical trials in Australia are conducted, the TGA is formally notified by submission of a CTN application but is not obliged to review the safety of the drug or any aspect of the proposed trial. However, the TGA can request safety information or halt a trial on the basis of safety issues. Primary responsibility for all aspects of the trial conducted under a CTN application remains with the IEC of each investigator's institution and with us. A CTX application requires submission of a summary of preclinical and manufacturing data to the TGA, in addition to submission of an investigators brochure and protocol to the applicable IEC. In cases where an IEC is unsure of the safety or efficacy of a product, a CTX application is submitted. Approval by both bodies is necessary before the trials can commence. The role of the TGA is primarily to assess safety issues.

     Clinical trials typically are conducted in three sequential phases that may overlap:

     - Phase I clinical trials that involve the initial introduction of the drug into human subjects and the exploration of its safety (adverse effects), dosage tolerance, absorption, metabolism, excretion and pharmacodynamics.

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

     In the case of products with a high risk of toxicity, the initial clinical trials are sometimes conducted in patients rather than in healthy volunteers. Since these patients are already afflicted with the target disease, it is possible that such clinical trials may provide evidence of efficacy traditionally obtained in Phase II clinical trials. We cannot make any assurances that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of our product candidates. Furthermore, the TGA and/or the applicable IEC may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

     We successfully completed our first Phase I clinical trial with PI-88 in healthy volunteers in Manchester, the United Kingdom, in March 1999, and our first Phase Ib clinical trial with PI-88 in cancer patients in November 2000. The multi-center oncology Phase Ib clinical trial was conducted at the Royal Melbourne Hospital and the Peter MacCallum Cancer Institute, Melbourne, Australia, under the auspices of the Centre for Developmental Cancer Therapeutics pursuant to an IND application with the FDA, a CTN application with the TGA and IEC approvals.

     In August 2001, a Phase I/II clinical trial with PI-88 in patients with advanced malignancies was initiated at the University of Colorado Health Sciences Center under an IND. The latest interim data from this study have shown varying degrees of disease stabilization in 11 of the 33 patients over a three to 27 month period, which includes one partial response. Following completion of the Phase I component of this study, we intend to commence multi-center Phase II trials in hospitals across Australia with continued study participation by the University of Colorado Health Sciences Center.

     In order to assess the safety and toxicity of PI-88 as a single therapeutic agent in comparison with PI-88 when used in combination with another anti-cancer drug, in September 2002, a Phase I trial with PI-88 in combination with Taxotere(R), a frequently used chemotherapy treatment, was initiated in patients with advanced cancer at the University of Colorado Cancer Center also under the active IND application. Interim data to date indicate that the combination is well tolerated with similar side effects to those experienced with treatment with Taxotere(R) alone. Following completion of the Phase I trial, we intend to commence multi-center Phase II trials with PI-88 in combination with Taxotere(R) in Australia.

     In August 2003, an Australian multi-center Phase II trial with PI-88 in patients with multiple myeloma (a bone marrow cancer) was completed. Participating centers included The Alfred Hospital (Melbourne), The Mater Misericordiae Hospital (Newcastle) and the Wesley Clinic Research Centre (Brisbane). The trial was conducted under our IND with the FDA as well as a CTN application with the TGA. For the purposes of this clinical trial, a clinical response was specified as patients remaining stable or experiencing a decrease in blood levels of paraprotein (a marker of multiple myeloma disease severity). This endpoint was achieved in 39% of evaluable patients in the study.

     In January 2003, a Phase I clinical trial with PI-166 in patients with unresectable primary hepatocellular carcinoma, or advanced primary liver cancer, was initiated at the St. George Hospital in Sydney, Australia. This Phase I trial is being conducted under a separate CTN application with the TGA.

     In order to obtain Australian marketing approval for a drug, the results of the preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the TGA with a request for registration of the product in the Australian Register of Therapeutic Goods. The TGA may delay approval if applicable regulatory criteria are not satisfied, require additional testing or information, and/or require post-marketing testing and surveillance to monitor the safety or efficacy of a product. We cannot make any assurances that approval by the TGA will be granted on a timely basis, if at all. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed.

     U.S. Government Regulation

     FDA approval to market our drug products in the U.S. is expected to be undertaken by us or in conjunction with a commercial partner. The approval process of the FDA is similar to that of the TGA, with substantial requirements for preclinical research, conduct of clinical trials, and manufacture of the product. Human clinical testing of a new drug requires the submission of an IND that must include the results of preclinical studies, together with manufacturing information and analytical data. We cannot make any assurances, however, that submission of an IND will allow us to commence clinical trials. Furthermore, once trials have commenced, the FDA may stop the trials, or particular types of trials, by placing a "clinical hold" on such trials because of, for example, concerns regarding the safety of the product being tested. Such holds can cause substantial delay and, in some cases, may require abandonment of a product. In addition, in the U.S., Phase IV clinical trials are conducted after approval by the FDA to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as "Phase III/IV post-approval clinical trials." Failure to promptly conduct Phase IV clinical trials could result in withdrawal of product approval under accelerated approval regulations.

     The results of preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of a New Drug Application, or NDA, requesting approval to market the product. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility is in GMP compliance. The FDA may delay an NDA if applicable regulatory criteria are not satisfied, require additional testing or information, and/or require post-marketing testing and surveillance to monitor the safety or efficacy of a product. We cannot make any assurances that FDA approval of any NDA submitted by us will be granted on a timely basis, if at all. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which the product may be marketed.

     The FDA has implemented accelerated review and approval procedures for therapies that have been studied for their safety and effectiveness in treating serious life-threatening or severely debilitating diseases, and which provide a meaningful therapeutic benefit to patients over existing treatments. Sponsors of such products may request to meet with the FDA-reviewing officials early in the drug development process to review and reach agreement on the design of necessary preclinical and clinical studies. We believe that PI-88 may qualify for this expedited review and approval process. Depending on the results of our current PI-88 clinical trial program, our later stage clinical trials may be designed with the objective of securing accelerated approval by the FDA. Significant uncertainty exists as to whether, and the extent to which, accelerated review and approval will be granted. The FDA also retains considerable discretion in determining eligibility for accelerated review and approval and is not bound by discussions that an applicant may have with FDA staff. Accordingly, the FDA could employ such discretion to deny eligibility of PI-88 as a candidate for accelerated review or require additional clinical trials or other information before approving PI-88. In addition, the approval of a product under the expedited approval procedures is subject to various conditions, including the requirement to verify clinical benefit in post-marketing studies and the authority on the part of the FDA to withdraw approval under streamlined procedures if such studies do not verify clinical benefit, or under various other circumstances. We cannot predict the ultimate impact, if any, of the new approval process on the timing or likelihood of FDA approval of PI-88 or any of our other potential products.

     We are currently conducting a Phase I/II clinical trial of PI-88 as a single agent therapy and a Phase I trial of PI-88 in combination with Taxotere(R) in the U.S. We intend to commence the Phase II component of PI-88 as a single agent therapy in a multi-center study in Australia and the U.S. and a Phase II multi-center combination study of PI-88 and Taxotere(R) in Australia under our IND with the FDA and separate CTN applications with the TGA. We may seek FDA and TGA approval for independent Phase II trials of PI-166 in the U.S. and Australia upon successful completion of the Phase I trial in Australia. We cannot make any assurances that our submissions to the FDA or the TGA will be successfully reviewed, that the requisite approvals will be granted, that accelerated approvals will apply, or that clinical trials will commence.

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

     PATENTS

     We own or have exclusive rights to 30 granted patents (including those accepted for grant) and a further 24 patent applications worldwide that relate to our proprietary technology in Australia, the United States and other foreign countries, of which four are issued Australian patents and nine are corresponding issued United States patents with expiration dates between 2010 and 2018. We also have exclusive licenses to approximately 12 families of patent applications.

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

EMPLOYEES

     As of June 30, 2003, we had a workforce of 46 full-time employees, of whom 15 hold Ph.D. degrees, and five hold other advanced degrees. Of our total workforce, 15 are engaged in research and development, nine in manufacturing operations, five in quality assurance, seven in sales and marketing, and ten in business development, finance and administration. None of our employees are represented by a labor union, nor have we experienced work stoppages. We believe that our relations with our employees are good. We also maintain consulting agreements with a number of scientists at various universities and other research institutions.

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

LEGAL PROCEEDINGS

     There is no litigation of a material nature pending or threatened against our property or the company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information about our directors and executive officers:

     NAME                           AGE                     POSITION
     -----------------------------  ---  ----------------------------------------------
     Stephen Chang                   54  Chairman and Executive Director
     Lewis J. Lee                    45  Managing Director and Executive Director
     Prof. John R. Zalcberg          51  Non-Executive Director
     Patrick O. Burns                66  Non-Executive Director (1), (2)
     Dr. Malvin L. Eutick            54  Non-Executive Director (1), (2)
     Dr. Stanley S.C. Chang          44  Non-Executive Director
     Dr. Robert H. Don, Ph.D.        47  Vice President Research and Development
     Dr. Darren M. Schliebs, Ph.D.   35  Vice President Business Development
     Milton S. McColl                56  Company Secretary and Chief Financial Officer
     Gregory M. Orders               45  General Manager Contract Manufacturing
_____________

(1)  Member of Audit Committee
(2)  Member of Remuneration Committee


     STEPHEN CHANG is a founding Director and has served as Chairman from 1989 to 1994 and since 1999. Mr. Chang is also a director of Capac International Pty. Ltd., a private import/export firm. From 2000 to 2001, Mr. Chang served as chairman of Medigen Biotechnology Corporation, and from 1977 to 2001, was a director of Australia Pacific Electric Cables Pty. Ltd. and Australia Pacific Electric Cables (Holdings) Pty. Ltd. Mr. Chang holds a B.Sc. in mechanical engineering from the National Taiwan College of Marine Science and Technology. There is no family relationship between Mr. Chang and Dr. Stanley Chang.

     LEWIS J. LEE has served as our Managing Director since February 2000. Prior to joining us, Mr. Lee held a number of senior management positions with F. Hoffmann-La Roche Limited, Switzerland, and its various international subsidiaries, serving respectively over a ten-year period since 1989 as the global business leader for PEGASYS(TM), a major Roche multi-indication drug, global brand manager for Roferon(R)-A, another major Roche biological product, the biotechnology division head of Roche Products Ltd, Taiwan, product manager of Roche Sydney and headquarter country manager for several emerging markets in the Middle-East and Far East. Mr. Lee holds a B.Sc. in engineering and an M.B.A. from the University of Queensland, Australia.

     PROFESSOR JOHN R. ZALCBERG, M.D., PH.D. joined as a Non-Executive Director in May 1995. He is Professor/Director of the Division of Haematology and Medical Oncology at the Peter MacCallum Cancer Institute in Melbourne, Australia. Among his numerous professional positions, Prof. Zalcberg is the chairman of the Australasian Gastrointestinal Trials Group and a board member of the New South Wales Cancer Institute and Cancer Trials Australia. Prof. Zalcberg was the past president of the Clinical Oncology Society of Australia from 2000 to 2001, a member of the Committee of Management of the University of Sydney Cancer Research Fund from 1997 to 1999, and a past member of the Global Oncology Advisory Board of Pharmacia & Upjohn. Prof. Zalcberg is a member of the editorial boards of Investigational New Drugs, Annals of Oncology, European Journal of Cancer, Journal of Clinical Oncology, and American Journal of Drugs. He has been the recipient of numerous research grants and has published extensively in scientific journals. Prof. Zalcberg holds a Ph.D. from the University of Melbourne and is a fellow of the Royal Australian College of Physicians (Medical Oncology).

     PATRICK O. BURNS was appointed a Non-Executive Director in March 1999. Mr. Burns is vice chairman of Euclid Systems Corporation, a private eye care company, and the chairman of its 66% subsidiary Stable Eyes Inc. He is also a senior consultant to Airline Capital Associates, Inc., a private aviation consulting company. Previously, Mr. Burns served as a director of Synbiotics Corp., a public company specializing in animal health care, from 1997 to 2002, a senior consultant to Early Stage Enterprises, a New Jersey venture capital fund investing primarily in developing technology growth companies, from 1997 to 2003, vice president/principal of R&D Funding Corp., the general partner of four research and development funds and an affiliate of Prudential Securities Incorporated, from 1986 to 1997, and Senior Vice President of Prudential Securities from 1991 until 1997. Mr. Burns holds an A.B. from Dartmouth College and an L.L.B. from Harvard Law School.

     DR. MALVIN L. EUTICK, PH.D. was appointed a Non-Executive Director in March 1999. He is a director of TUTA Healthcare Pty. Ltd., a private Australian supplier of plastic medical devices, and Starrate Australia Pty. Ltd., a private Australian biotechnology company. Previously, Dr. Eutick served as the chief executive officer of Ophthalmic Laboratories Pty. Limited, a private Australian pharmaceutical company, and the Chairman of Bioquest Limited, a private Australian biotechnology company specializing in the supply of molecular biology products, equipment and training. Dr. Eutick holds a B.Sc. and a PhD in biochemistry from the University of Sydney, Australia.

     DR. STANLEY CHANG, M.D., PH.D. was appointed a Non-Executive Director in February 2001, and is the chief executive officer and managing directors of Medigen Biotechnology Corporation, a Taiwan based biotechnology company. Dr. Chang also serves as a director of MediGreen Biotechnology Corp., a 40% Taiwanese subsidiary of Medigen Biotechnology Corporation, and GeneTrol Biotherapeutics, Inc., a private U.S. biotechnology company. Previously, Dr. Chang was chairman of the Faculty of Medicine of Tzu Chi College of Medicine and Humanities, Taiwan, from 1996 to 2000, and a consultant urologist at the Department of Urology of Tzu Chi General Hospital from 1988 to 2000. Dr. Chang served on the editorial board of The Journal of Ultrasound in Medicine from 1996 to 1998 and from 1998 to 2000, and is a fellow of the Association of Urology, Taiwan and the Society of Ultrasound in Medicine, Taiwan. Dr. Chang is the recipient of numerous research grants and has published many scientific articles. He holds an M.D. from the College of Medicine at the National Taiwan University and a Ph.D. from the Department of Surgery, University College London Medical School at the University of London, United Kingdom. There is no family relationship between Dr. Chang and Mr. Stephen Chang, our Chairman.

     DR. ROBERT H. DON, PH.D. joined us in 1994 as Vice President of Research and Development. Prior to joining us, Dr. Don was a program leader at the Center for Molecular Biology and Biotechnology at the University of Queensland, Australia, from 1989 to 1994, leading a research group in the study of molecular genetics of embryonal development. Previously, Dr. Don was a research scientist at the Commonwealth Scientific and Industrial Research Organization, or CSIRO, in Brisbane where he worked on development of animal vaccines as part of a collaborative research program with CSL Ltd., a senior scientific officer at the Oncology Research Center, Prince of Wales Hospital in Sydney, and a research fellow of the Department of Medical Biochemistry at the University of Geneva, Switzerland, in collaborative research with the Bayer AG. Dr. Don has published numerous articles on molecular genetics. He holds a B.Sc. and a Ph.D. in microbiology from the University of Queensland, Australia.

     DR. DARREN M. SCHLIEBS, PH.D. joined us in May 2003 as Vice President of Business Development. Prior to joining us, Dr. Schliebs served from 1998 to 2003 in various business development and scientific positions for Alchemia Limited, an Australian public biotechnology company, and its U.S. subsidiary for business development support, where he was most recently based in the San Francisco Bay Area as business development manager. Dr. Schliebs is an inventor of a patent relating to carbohydrate based drug discovery, and has published several articles on carbohydrate and natural product chemistry in scientific journals and magazines. Dr. Schliebs holds a B.Sc. in organic chemistry from the University of Adelaide, Australia, and a Ph.D. in organic chemistry from The Australian National University, Canberra, Australia.

     MILTON S. MCCOLL was appointed Company Secretary and Chief Financial Officer in December 2001. Prior to joining us, Mr. McColl was the company secretary of e-Shares Corporation Ltd., a public Australian on-line brokerage and corporate services company, from 1999 to 2001, and of Australian International Carbon Ltd., a public Australian carbon manufacturer, from 1998 to 1999. Previously, Mr. McColl was the company secretary and financial controller of Fraser Range Granite Ltd., a public Australian quarry operator, and the company secretary of Golden Valley Mining NL, a public Australian quarry operator. Mr. McColl also serves as a director of RUC (Australia) Pty. Ltd., a private Australian company that provides contract services to the mining industry, and Rigtec Pty. Ltd., a private Australian company that hires rigs to the mining industry. Mr. McColl is an associate member of both the Institute of Chartered Accountants and Chartered Secretaries of Australia and holds a Bachelor of Accounting Science degree from the University of South Africa, Pretoria.

     GREGORY M. ORDERS joined us in April 2001 as Quality Assurance Manager, served as the Acting General Manager of Contract Services from October 2001 until August 2002, at which time he was appointed General Manager Contract Manufacturing. From 1995 to 2001, Mr. Orders held various positions in quality assurance and pharmaceutical manufacture for Sigma Pharmaceuticals Pty. Ltd, an Australian-based contract pharmaceutical manufacturer. From 1993 to 1995, he worked at the virology and bacteriology laboratories of Fernz Corporation, a New Zealand manufacturer of interferon tablets. Mr. Orders holds a B.Sc. and a Master in molecular science from LaTrobe University in Melbourne, Australia.

     ALTERNATE  DIRECTOR

     Eugene Cheng (50) was appointed the alternate director for Dr. Stanley Chang on March 24, 2003. Mr. Cheng is a partner of E-telint Capital Partners, a Silicon Valley based venture capital firm. From 2000 to 2001, Mr. Cheng was the president of sales and marketing of Advanced Semiconductor Engineering, Inc., a publicly held Taiwanese corporation and one of the largest global providers of semiconductor manufacturing services. From 1987 to 1999, Mr. Cheng occupied various management positions with Acer Inc., a publicly held Taiwanese corporation and one of the world's top branded PC vendors, serving from 1994 to 1999 as chief of staff of Acer Information Products Group. Mr. Cheng holds a B.E. in chemical engineering from the Chung Yuan College of Science and Engineering, Chung Li, Taiwan, and an M.B.A. from the Management School of the National Sun Yat-sen University, Kaohsiung, Taiwan.

KEY  EMPLOYEES

     The following table sets forth certain information regarding our other key employees:

     NAME                 AGE              POSITION
     -------------------  ---  --------------------------------
     Kaye L. Roberts       37  Vice President Clinical Research
     Dr. Brian R. Creese   50  Clinical Development Manager


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

     DR. BRIAN R. CREESE, PH.D. joined us in August 2000 as a Preclinical Research Scientist and was appointed Clinical Development Manager in December 2002. Prior to joining us, Dr. Creese was a principal toxicologist from 1985 to 2000 and a senior toxicologist from 1984 to 1985 in the Drug Toxicology Evaluation Section of the Australian Therapeutics Goods Administration. Since 1996, Dr. Creese also serves as an adjunct senior lecturer at the School of Biomedical Sciences of the University of Queensland in Brisbane, Australia, and as a member of the NHMRC Working Committee on Toxicity and Risk Assessment. Dr. Creese holds a B.Sc. in biochemistry from the Australian National University, Canberra, Australia, and a Ph.D. in clinical science from the John Curtin School of Medical Research at the Australian National University.

     Our executive officers are appointed by, and serve at the pleasure of, our board of directors. There are no family relationships among our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

BOARD COMPOSITION AND COMMITTEES

     We currently have six directors. Our constitution provides that at least one-third of our directors (except our managing director) must retire at each annual general meeting of shareholders. As a result, only a portion of our board of directors will be elected each year. Mr. Lee was elected at the August 2000 general meeting of shareholders and Mr. Stephen Chang was elected at the 2000 annual general meeting of shareholders. Dr. Stanley Chang, who was appointed by our board of directors in February 2001, was re-elected, along with Mr. Burns, at the 2001 annual general meeting of shareholders. Prof. Zalcberg was re-elected at the 2002 annual general meeting of shareholders and Dr. Eutick was re-elected at the 2003 annual general meeting of shareholders.

     AUDIT COMMITTEE. Our audit committee currently consists of Mr. Burns and Dr. Eutick, both of whom are non-management members of our board of directors. The function of our audit committee includes:

     - Reviewing and monitoring the framework of our internal controls and the objectivity of our financial reporting;

     - Meeting with our independent auditors and our internal financial personnel regarding these matters;

     - Recommending to our board of directors the engagement of our independent auditors;

     - Reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreement with management; and

     - Establishing and reviewing procedures for complaints received by us regarding accounting matters.

     REMUNERATION COMMITTEE. Our remuneration committee currently consists of Dr. Eutick and Mr. Burns, who are non-management members of our board of directors. The function of our remuneration committee includes:

     - Reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation arrangements for management and other personnel, including the granting of options under our option plans;

     - Establishing and reviewing general compensation policies with the objective to attract and retain superior talent, reward individual performance and achieve our financial goals; and

     - Advising and consulting with our executive officers regarding managerial personnel and development.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                             SELECTED FINANCIAL DATA

     The following selected financial data for the five years ended June 30, 2003 should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations below and our financial statements and related notes contained elsewhere in this annual report. The balance sheet information as at June 30, 2002 and 2003 and the statement of operations data for fiscal 2001, 2002 and 2003 are derived from our audited financial statements included in this annual report. Balance sheet information as of June 30, 1999, 2000 and 2001 and statement of operations information for fiscal 1999 and 2000 are derived from our audited financial statements which are not included in this annual report.

                                                            For the Years Ended June 30,
                                      -------------------------------------------------------------------------
                                          1999           2000           2001           2002           2003
---------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Revenue From Operations               $     39,984   $    173,661   $    198,331   $    704,044   $  1,051,695

Cost of Operations:

     Research and development            3,052,124      2,757,628      2,374,319      2,185,066      2,435,896
     Selling, general and
       administrative costs                991,357        869,266        862,031      1,214,771      1,958,355

Total Cost of Operations                 4,702,338      4,241,123      3,757,915      4,104,544      5,018,983
                                      -------------  -------------  -------------  -------------  -------------

Gross Loss                              (4,662,354)    (4,067,462)    (3,716,051)    (3,601,294)    (4,391,353)

Total Other Income (Expenses)               (7,311)      (206,050)       402,528        417,658        537,991
                                      -------------  -------------  -------------  -------------  -------------

Net Loss from continuing operations   $ (4,669,665)  $ (4,273,512)  $ (3,313,523)  $ (3,183,636)  $ (3,853,362)

Discontinued operations                   (123,076)      (206,621)        41,341        104,421        288,213
                                      -------------  -------------  -------------  -------------  -------------

Net Loss                               ($4,792,741)   ($4,480,133)   ($3,272,182)   ($3,079,215)   ($3,565,149)
                                      =============  =============  =============  =============  =============

 Loss Per Ordinary Share
                                      =============  =============  =============  =============  =============

     Continuing operations            $      (0.27)  $      (0.22)  $      (0.14)  $      (0.13)  $      (0.16)
                                      =============  =============  =============  =============  =============

     Discontinued operations                     -   $      (0.01)             -              -   $       0.01
                                      =============  =============  =============  =============  =============

     Net loss per ordinary share      $      (0.27)  $      (0.23)  $      (0.14)  $      (0.13)  $      (0.15)
                                      =============  =============  =============  =============  =============
Weighted Average Number of
   Ordinary Shares Outstanding          17,518,103     19,729,300     23,404,883     24,391,869     24,391,869


                                                            For the Years Ended June 30,
                                      -------------------------------------------------------------------------
                                          1999           2000           2001           2002           2003
---------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

Cash and Cash Equivalents             $  3,034,567   $  6,529,982   $  8,391,775      6,430,377      8,001,842

Working Capital                          3,141,991      6,277,381      9,517,072      7,174,683      7,332,942

Total Assets                             9,106,523     10,440,838     11,649,736      9,865,368     10,230,017

Long-Term Debt                                 -0-            -0-            -0-            -0-            -0-

Capital Stock                           28,993,931     35,737,563     41,800,156     41,800,156     44,153,011

Accumulated Deficit                    (21,018,981)   (25,499,114)   (28,771,296)   (31,850,511)   (35,415,660)

Total Stockholders' Equity            $  8,255,910   $  9,468,280     10,823,825      8,523,149      8,504,942



    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     The following discussion and analysis should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report.

OVERVIEW

     We are an Australian-based biopharmaceutical company committed to the discovery, development and commercialization of small molecule therapeutics for the treatment of cancer and other serious diseases. We currently have two cancer product candidates in development, both of which have been in-licensed by us. PI-88, our lead oncology product candidate, is in two Phase I clinical trials in the U.S. as a single agent therapy for solid tumor cancers and as a combination therapy with the chemotherapy drug docetaxel, or Taxotere(R). In August 2003, we completed an Australian multi-center Phase II clinical trial of PI-88 as a single agent therapy for multiple myeloma (bone marrow cancer). PI-166, our second lead oncology product candidate, is in a Phase I clinical trial for unresectable primary hepatocellular carcinoma. Through our drug discovery research program, we have identified a portfolio of therapeutic targets that play key roles in cancer and other serious diseases, and we are designing, synthesizing and screening small molecule compounds directed at these targets.

     We operate a cGMP certified pilot manufacturing facility that provides
contract manufacturing services to the biotechnology industry.   The facility
has supplied PI-88 and PI-166 for all clinical trials to date.

     We were incorporated in September 1989 as Almagest Pty. Ltd. in the State of Queensland, Australia, and changed our name to Progen Industries Pty. Ltd. in April 1990. In 1991, we converted to a public limited liability company under the name Progen Industries Limited and introduced our first life sciences products to the Australian market for use in DNA recombinant research. As part of our focused strategy on drug discovery and development, we recently sold our life sciences division to Global Science and Technology Limited, a New Zealand company, as more fully described above in "Item 3. Key Information - Recent Developments."

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

     We have incurred significant losses since our inception and as of June 30, 2003, our accumulated deficit was approximately $35.4 million. We expect to incur additional operating losses for at least the next several years as we accelerate our drug discovery research, expand our development and preclinical activities, conduct additional clinical trials with PI-88 and PI-166, and advance into later stages of development.

     To date, we have funded our operations primarily through sales of equity and debt securities, including an Australian initial public offering in 1995 for approximately A$7.7 million ($5.7 million) in net proceeds, and an Australian and overseas institutional placement underwritten by UBS Warburg in March 2000 for approximately A$10.6 million ($6.7 million) in net proceeds. In November 2000, we raised A$10.5 million ($5.5 million) by the issue of 2.75 million ordinary shares to Medigen Biotechnology Corporation, our collaborative partner for early stage clinical trials. In June 2003, we raised approximately A$3.5 million ($2.35 million) in net proceeds under an Australian and New Zealand share purchase plan and Australian placement, and in November 2003, we raised approximately A$5.3 million ($3.8 million) in net proceeds under an Australian placement to institutional and sophisticated investors.

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

     DISCONTINUED OPERATIONS

     On November 10, 2003, we entered into an agreement to sell our Life Sciences business. This sale was consummated on November 28, 2003. The assets and liabilities sold have been classified in the balance sheet as held for sale, as an active plan to sell the business had been initiated prior to June 30, 2003 and we were engaged in marketing the business to potential buyers. The assets and liabilities of the group have been measured at their carrying values, which are considered to be less than their fair values. Fair value has been determined based on the proceeds from the sale of the business. In addition, the results of operations from our Life Sciences business are presented in the statement of operations as discontinued operations, as the operations and cash flows of the Life Sciences business will not have significant continuing involvement in the operations of the business.

RESULTS OF OPERATIONS

     YEARS ENDED JUNE 30, 2003, 2002 AND 2001

     Sales and Services

     Sales increased 49.4% to $1,051,695 in fiscal 2003 from $704,044 in fiscal 2002 due to continued strong growth in contract manufacturing sector. Sales increased 254% from $198,331 in fiscal 2001 to $704,044 in fiscal 2002 due to increased focus on acquiring additional contract manufacturing sales and a strong growth within the sector.

     During the fiscal year negotiations took place regarding the trade sale of the Life Sciences business, which was considered the best opportunity to realize the future growth potential of the division. Due to the change in focus of the company's activities from that of a Life Sciences company to one with a Research & Development focus, the Life Sciences business has no longer been considered a core business activity of the company for some time. The company strategy has been to build-up the value of the division sufficiently to attract a trade sale partner. A trade sale agreement was signed on November 10th 2003, subject to certain conditions, which needed to be met by the completion date, namely November 28th 2003. All these conditions have been met and the final settlement was concluded on November 28th 2003.

     The consideration received was $867,432. The sale involved Inventory, Plant and Equipment and Goodwill. Debtors and Creditors remained with the Company. This transaction contributes a minimum of $867,432 in cash and does not have a material effect on the net tangible assets of the company. Receivables as at 30 June 2003 will reduce by $292,190 and accounts payables by $353,563.

     The anticipated impact on future operations, based on results for fiscal 2003, is that turnover will reduce by $1,742,206 and net contribution from Commercial Services division will reduce by approximately $288,213.

     The contribution from contract manufacturing has grown from an internal resource for the development of PI-88 to a turnover of $1,051,695 in 2003. The contribution in 2003 was $184,532.

     Research and Development Expenses

     Research and development expenditures were $2,435,896 for fiscal 2003 compared to $2,185,066 for fiscal 2002 and $2,374,319 for fiscal 2001. Research and development expenses for fiscal 2003 increased 11.5% due to increase in research and development activities, including full year costs of collaboration agreements with Griffiths University and Australian National University, of $155,582, and ongoing and additional clinical trials for PI-88 and PI-166 of $364,237, offset by a savings of $410,424 on preclinical expenditure. Research and development expenses in fiscal 2002 increased only 0.4% in A$ terms over fiscal 2001. Due to the expiration of one of our collaboration agreements with The John Curtin School of Medical Research at the Australian National University in Canberra, Australia, a reduction in preclinical expenses and a delay in the recruitment of patients for the Phase I/II clinical trial of PI-88 in the U.S. We expect our research and development expenses to further increase by $710,395 due to the enlargement of our clinical trials program of PI-88, additional preclinical studies of PI-166, the ongoing Phase I clinical trial of PI-166 with hepatocellular carcinoma patients, and the further expansion of our drug discovery program, including our drug lead in-licensing activities.

     Selling, General and Administrative Costs

     Selling, general and administrative costs were $1,958,355 for fiscal 2003 compared to $1,214,771 for fiscal 2002 and $862,031 for fiscal 2001. The 61.2% increase in selling, general and administrative costs in fiscal 2003 was due to $229,767 of funding for the scientific development division, responsible for the licensing of PI-166 and associated in-licensing fees, insurance costs increased by $54,957, foreign exchange loss of $75,420, increase in salaries $90,400 and consulting fees of $63,142 paid for corporate initiatives. Selling, general and administrative costs for fiscal 2002 increased 29% due to the inclusion for a full year of a new business development position at a cost of $144,128.

     Depreciation expense

     Depreciation expense increased by $151,695 in 2003 due to depreciation on equipment purchases made at the end of fiscal 2002. Depreciation expense in fiscal 2002 increased marginally by $44,509.

     Other Income (Expenses)

     We realized total other income of $537,991 in fiscal 2003, $417,658 in fiscal 2002 and $402,528 in fiscal 2001. The 28.8% increase in total other income in fiscal 2003 was primarily due to an increase in the funding for our drug discovery technology platform under the AusIndustry START grant, which was partially offset by the realized loss of $159,566 on our investment in Zaxis International Inc. and $46,327 on the sale of non-current trading securities. Interest received reduced by $91,799 due to draw downs on funds as required by operations. The 3.8% increase in total other income in fiscal 2002 resulted from a realized gain on our investment in Zaxis International Inc. of $251,054, an unrealized gain on investments of $101,899, the receipt of funding for our drug discovery technology platform under the AusIndustry START grant, and a refund of unexpected funds following the expiration of one of our research agreements with The John Curtin School of Medical Research at the Australian National University in Canberra, Australia. This was offset by the increase in our share of net losses of Medigen Biotechnology Corporation, our collaborative partner for early clinical trials and in which we hold a 19.9% equity stake, from $86,345 in fiscal 2001 to $509,606 in fiscal 2002.

     Income Taxes

     As at June 30, 2003, we had net operating loss carry forwards of approximately $35 million, resulting in a deferred tax asset of approximately $10.3 million. We had net operating loss carry forwards of $30.5 million as at June 30, 2002 and $26.5 million as at June 30, 2001. Since re-coupment of the carried loss forward is not reasonably assured, a valuation allowance has been established to offset in full the deferred tax asset resulting in a net deferred asset of nil.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through public and private sales of equity and debt securities totaling approximately $53.0 million in net proceeds. As at June 30, 2003, cash and cash equivalents totaled approximately $8.0 million.

     We expended approximately $1.6 million in cash and cash equivalents during the twelve months ended June 30, 2003 to finance our operations and research and development activities. Cash used for operating activities (which included funding research and development and payments for investments) was $2.0 million and $2.6 million for fiscal 2002 and 2001, respectively.

     In June 2003 the company raised $2.35 million through a placement of $5.7 million fully paid ordinary shares. In October 2003, the company raised $3.72 million through a placement of $3.8 million fully paid ordinary shares The proceeds will replenish the cash resources to cover future operational expenditure.

     We believe that securing new contracts by our contract manufacture operations will remain a key factor for future profitability and financial independence of our commercial services division. The sale of Life Sciences business will impact on the turnover and net contribution for the division as indicated above, however, the net operating cash flow will not be materially affected. We cannot, however, be certain that we will be able to secure new manufacturing contracts or that any new manufacturing contracts will be commercially successful.

     Leasehold improvements to consolidate and increase office accommodations were completed in September 2001, and we currently have no other material commitments for capital expenditures. However, we expect to incur substantial future commitments in light of our oncology clinical program and our drug discovery program. In October 2001, we were awarded an A$3.1 million matching funds grant from the Australian federal government under the AusIndustry START program to fund our drug discovery research platform over the next three years. The grant also commits us to spend an equivalent amount of our own funds on the project. Funds are paid quarterly in advance on the basis of 50% of estimated total project expenditure. In addition, we are presently contracted to fund two Phase II multi-center clinical trials of PI-88 and one Phase Ib clinical trial of PI-166. We expect to initiate one of these Phase II trials of PI-88 in combination with docetaxel in a multi-center Australian study upon completion of the Phase I trial. These three ongoing trials of PI-88 and PI-166 are expected to cost approximately $2.5 million over the next two years. Our future capital requirements will depend on a number of factors, including: the scope and results of preclinical studies and clinical trials, continued progress of our research and development programs, including our drug lead in-licensing activities, our ability to successfully expand our contract manufacture services; our ability to generate revenue from the commercialization of PI-88, PI-166 and our drug discovery platform, and the availability of other financing.

     Based upon current and expected levels of cash expenditures, we believe that our existing cash and investments resources, approximately $11.5 million at December 2, 2003, will be adequate to satisfy the requirements of our current and planned operations through June 2005. Thereafter, to the extent that we are unable to generate cash from our operating or commercialization activities, we will be required to seek additional funding through the public or private sale of our debt or equity securities. We may require additional financing before such time and we cannot be certain that we will have access to the capital markets for the sale of our securities on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities which could have a material adverse effect on our business, financial condition and results of operations.

MARKET RISKS

     The primary objective of our investment activities is to preserve principal and, at the same time, maximize income without significantly increasing risk.
At June 30, 2003, our cash and cash equivalents consisted primarily of highly liquid investments with maturities of one month or less. We believe that these investments do not constitute any material market risk exposure. In April 2003, we sold our investment in a listed floating rate note for $1,222,363, for a loss on sale of $46,327, thus converting all non-liquid funds into cash and cash equivalents.

     In fiscal 2003, approximately 60% of our operating expenses were denominated in Australian dollars. From time to time, in order to reduce our exposure to foreign currency exchange rate risks, we buy and hold foreign currencies to cover our operating expenses denominated in those currencies. We also, from time to time, attempt to hedge our currency exchange risk. At June 30, 2003, we were not a party to any foreign currency hedging or other derivative financial instruments.

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

OFF-BALANCE SHEET ARRANGEMENTS

     We have not entered into any off-balance sheet transactions, agreements or other contractual arrangements (including contingent obligations) with any unconsolidated entity that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF AGGREGATE CONTRACTUAL OBLIGATIONS

     Not applicable.

ITEM 6.     DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     Information about our directors, executive officers and key employees is disclosed in "Item 4. Information on the Company - Management."

COMPENSATION

     The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2003:


                                                                                        Annual Compensation
                                                                                   -------------------------------
                                                                                   Directors'     Superannuation    Automobile
Name and Principal Position                                               Salary      Fees      Contributions (1)    Allowance
-----------------------------------------------------------------------  --------  -----------  ------------------  -----------
Stephen Chang                                                            $116,345            -  $            9,682            -
   Chairman and Executive Director
Lewis J. Lee                                                             $154,932            -  $           12,892  $     9,928
   Executive Director and Managing Director
Prof. John R. Zalcberg                                                          -  $    23,059  $            2,075            -
   Non-Executive Director
Patrick O. Burns                                                                -  $    25,134                   -            -
   Non-Executive Director
Dr. Malvin L. Eutick                                                            -  $    23,059  $            2,075            -
   Non-Executive Director
Dr. Stanley S.C. Chang                                                          -  $    25,134                   -            -
   Non-Executive Director
Dr. Robert. H. Don                                                       $ 73,666            -  $            6,077            -
   Vice President Research and Development
Dr. Darren M. Schliebs                                                   $  3,216            -  $              289            -
   Vice President Business Development
Dr. Peter Devine                                                         $ 34,794            -  $            2,372  $     8,014
   Vice President Business Development until October 21, 2002
Milton S. McColl                                                         $ 59,839            -  $            5,151  $     3,435
   Company Secretary and Chief Financial Officer
Dr. Ross W. Stephens                                                     $ 51,347            -  $            4,467            -
   Vice President Scientific Development until May 22, 2003
Gregory M. Orders                                                        $ 60,143            -  $            4,999            -
   General Manager Contract Manufacturing
Rodney A. Stewart                                                        $ 50,779            -  $            4,209            -
   Sales and Marketing Manager (Life Sciences) until November 28, 2003
All directors and executive officers
   As a group (13 persons)                                               $605,061  $    96,386  $           54,288  $    21,377
_______________


(1)     We are obligated to contribute to various superannuation plans to provide pension, retirement or similar benefits under the Australian Superannuation Guarantee Legislation.  Contributions are at set percentages of salaries and wages.  We have no responsibility for the administration or performance of the superannuation plans.  We have not established any superannuation plans.
_______________

BOARD PRACTICES

     Information about our directors, their term of office and the audit and remuneration committees of the board of directors is disclosed above in "Item 4. Information on the Company - Management."

EMPLOYEES

     Information about our employees is disclosed above in "Item 4. Information on the Company - Business - Employees."

SHARE OWNERSHIP

     Information about the share ownership and option holdings of our directors and executive officers is disclosed below in "Item 7. Major Shareholders and Related Party Transactions - Principal Shareholders."

OPTION PLANS

     In September 1995, our shareholders approved an employee option plan. All our employees (including directors) who are at least 18 years of age are eligible to participate in the plan. Pursuant to the plan, we will not grant any option if, after such issuance, the number of options issued to non-executive directors and non-executive employees during the previous five years whether or not exercised and which have not yet terminated or expired would exceed 5% of the then total number of outstanding ordinary shares. All grants of options to directors pursuant to the plan require the prior approval from our shareholders. As of December 11, 2003, there were no outstanding options to purchase ordinary shares under the 1995 employee option plan.

     In November 1999, our shareholders approved the executive directors' option plan. Only our directors who hold salaried employment are eligible to participate in the plan. Our board of directors may impose any conditions upon the vesting or exercise of any options granted under the plan. As of December 11, 2003, there were outstanding options under the executive 1999 directors' option plan to purchase a total of 400,000 ordinary shares at a weighted average exercise price of A$6.46 per share expiring on February 8, 2005.

     In October 2000, our board of directors approved an employee option plan. In accordance with Australian law, we will not grant any option if, after such issuance, the number of options issued to non-executive directors and non-executive employees during the previous five years whether or not exercised and which have not yet terminated or expired would exceed 5% of the then total number of outstanding ordinary shares. All our employees and our executive and non-executive directors are eligible to participate in the plan. As approved by our shareholders in November 2000, all grants of options under the plan to employees who are not directors may be made without shareholder approval. However, all grants of options to directors require the prior approval from our shareholders. The plan also provides that the minimum exercise price must be A$4.00 per share for initial grants under the plan and, thereafter, must equal the greater of A$4.00 or 125% of the weighted average market price of our ordinary shares as quoted on the Australian Stock Exchange for the ten business days prior to the option grant. As of December 11, 2003, there were outstanding options under the 2000 employee option plan to purchase an aggregate of 582,020 ordinary shares at an exercise price of A$4.00 per share of which options to purchase a total of 350,000 ordinary shares expire on December 22, 2005 and options to purchase a total of 232,020 ordinary shares expire on February 28, 2006.

     In October 2003, our shareholder approved the directors and employee incentive scheme and the allotment thereunder of options issuable for a total of 900,000 ordinary shares to our directors and options issuable for a total number of 900,000 ordinary shares to our employees. All our directors and all employees, whether full time or part time, are eligible to participate in the scheme. Pursuant to the scheme, we will not grant any options if, after such issuance and subject to limited exceptions, the number of ordinary shares issuable upon exercise of such options together with the number of ordinary shares issuable upon exercise of options granted under our other employee share schemes and the number of ordinary shares issued during the previous five years in accordance with an employee share scheme exceeds 5% of the then total number of outstanding ordinary shares. In accordance with Australian law, all grants of options to directors under the scheme require the prior approval from our shareholders. The scheme also provides that all options granted under the scheme have an exercise price of A$2.50 per share and will expire on March 31, 2005. As of December 11, 2003, there were no outstanding options to purchase ordinary shares under the 2003 directors and employees incentive scheme.

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

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth as of December 11, 2003, certain information with respect to the ownership of our outstanding ordinary shares and options to purchase ordinary shares by:

     - Each person who is know to us to be the beneficial owner of 5% or more of our ordinary shares;

     -    Each of our directors and executive officers; and

     -    All our directors and executive officers as a group.

                                                          PERCENTAGE OF    NUMBER OF ORDINARY
                                       NUMBER OF ISSUED  ISSUED ORDINARY     SHARES ISSUABLE
NAME                                   ORDINARY SHARES      SHARES (1)     PURSUANT TO OPTIONS
-------------------------------------  ----------------  ----------------  -------------------
Medigen Biotechnology Corporation             3,250,089              9.6%                  ---
Stephen Chang (2)                               432,377                *                75,000
Lewis J. Lee (3)                                    ---              ---               450,000
Prof. John R. Zalcberg (4)                       15,849                *                75,000
Patrick O. Burns (5)                                500                *                75,000
Dr. Malvin L. Eutick (6)                            ---              ---                75,000
Dr. Stanley S.C. Chang (7)                          ---              ---                   ---
Dr. Robert H. Don (8)                               ---              ---                22,000
Dr. Darren M. Schliebs                            2,000                *                   ---
Milton S. McColl                                 24,688                *                   ---
Gregory M. Orders                                   ---              ---                   ---
All directors and executive officers
  As a group (10 persons) (9)                 3,725,503                                772,000
________________

*     Represents less than 1%.

(1)     Based on 33,899,223 issued ordinary shares as of December 11, 2003.  Excludes ordinary shares issuable pursuant to options granted under our 1995 employee option plan, 1999 executive directors' option plan, 2000 employee option plan and 2003 Directors and Employees
Incentive Scheme, which are more fully described above in "Item 6. Directors, Senior
Management and Employees - Option Plans."

(2)     Includes (a) 376,616 ordinary shares held of record by Mr. Stephen Chang and Mrs. Lisa
Chang Super Fund and 55,761 ordinary shares held of record by Capac International Pty. Ltd. of which Mr. Chang is a director and a majority shareholder, and (b) 75,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time on or before December 22, 2005 at an exercise price of A$4.00 per share.

(3)     Includes (a) 100,000 ordinary shares issuable upon the exercise of an option granted under our 1999 executive directors' option plan exercisable at any time on or before February
8, 2005 at an exercise price of A$4.46 per share, (b) 200,000 ordinary shares issuable upon the exercise of an option granted under our 1999 executive directors' option plan exercisable at any time on or before February 8, 2005 at an exercise price of A$6.24 per share, (c)
100,000 ordinary shares issuable upon the exercise of an option granted under our 1999 executive directors' option plan exercisable at any time on or before February 8, 2005 at an exercise price of A$8.91 per share, and (d) 50,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time on or before
December 22, 2005 at an exercise price of A$4.00 per share.


(4)     Includes 75,000 ordinary shares issuable upon exercise of an option granted under our
2000 employee option plan exercisable at any time on or before December 22, 2005 at an exercise price of A$4.00 per share.

(5)     Includes 75,000 ordinary shares issuable upon exercise of an option granted under our
2000 employee option plan exercisable at any time on or before December 22, 2005 at an exercise price of A$4.00 per share.

(6)     Includes 75,000 ordinary shares issuable upon exercise of an option granted under our
2000 employee option plan exercisable at any time on or before December 22, 2005 at an exercise price of A$4.00 per share.

(7)     Dr. Chang is the chief executive officer of Medigen Biotechnology Corporation and disclaims beneficial ownership of the ordinary shares held by Medigen Biotechnology
Corporation.

(8)     Includes 22,000 ordinary shares issuable upon exercise of an option granted under our
2000 employee option plan exercisable at any time on or before February 28, 2006 at an exercise price of A$4.00 per share.

(9)     On a fully-diluted basis that takes into account 772,000 ordinary shares issuable pursuant to options granted under either our 1999 executive directors' option plan, 2000 employee option plan or 2003 Directors and Employees Incentive Scheme, all directors and executive officers as a group would have an interest in 3.6% of our issued and outstanding ordinary shares.
--------------



     As of November 28, 2003, a total of 3,144,187 ordinary shares (or 9.28% of the total number of our ordinary shares then outstanding) were held by six holders with registered addresses in the United States. We believe we have approximately 757 beneficial shareholders in the United States.

     To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons severally or jointly, and we disclaim control by the companies, entities or individuals listed in the table above. We do not know of any arrangements in place that could result in a change in control of our company.



                           RELATED PARTY TRANSACTIONS

     Except as disclosed herein and elsewhere in this annual report, there were no material transactions to which we were a party and in which any of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) were involved since July 1, 2002.

     None of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) was indebted to us at any time since July 1, 2002.



ITEM 8.     FINANCIAL INFORMATION

AUDITED FINANCIAL STATEMENTS

     Our audited financial statements and related notes for our fiscal years ended June 30, 2002 and 2003 are contained on pages F-1 through F-24 of this annual report.

LEGAL PROCEEDINGS

     Information about legal proceeding is disclosed above in "Item 4. Information on the Company - Business - Legal Proceedings."

DIVIDEND POLICY

     Information about our dividend policy is disclosed above in "Item 4. Information on the Company - Business - Dividend Policy."

SIGNIFICANT CHANGES

     Except as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual financial statements included in this annual report.

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

PRICE RANGE OF ORDINARY SHARES

     AUSTRALIAN STOCK EXCHANGE (ASX)

     The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

                                                                         TRADING
                                                         HIGH    LOW     VOLUME
                                                        ------  ------  ---------
     Yearly Data:
     -------------------------------------------------
       Fiscal year1999                                  A$8.75  A$4.25  3,839,214
       Fiscal year2000                                    5.55    1.75  6,436,562
       Fiscal year 2001                                   2.83    1.02  9,081,542
       Fiscal year 2002                                   2.02    0.75  5,385,169
       Fiscal year 2003                                   1.25    0.50  3,310,777
     Quarterly Data:
     -------------------------------------------------
       Fourth Quarter 2001                                1.42    0.80  1,508,105
       First Quarter 2002                                 1.75    1.25  1,216,704
       Second Quarter 2002                                1.47    1.00  1,092,398
       Third Quarter 2002                                 1.25    0.96    284,203
       Fourth Quarter 2002                                1.00    0.75    359,780
       First Quarter 2003                                 0.95    0.72    348,846
       Second Quarter 2003                                1.18    0.50  2,317,948
       Third Quarter 2003                                 2.27    0.72  4,947,344
       Fourth Quarter 2003 (through November 28, 2003)    1.70    1.39  1,570,578
     Monthly Data:
     -------------------------------------------------
       June 2003                                          1.18    0.55   1,867964
       July 2003                                          1.07    0.72  1,323,405
       August 2003                                        1.75    1.01  1,515,200
       September 2003                                     2.27    1.57  2,108,739
       October 2003                                       1.70    1.50    757,699
       November 2003 (through November 28, 2003)          1.67    1.40    812,879

     NASDAQ SMALLCAP MARKET

     The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the Nasdaq SmallCap Market during the periods indicated:

                                                                    TRADING
                                                         HIGH    LOW     VOLUME
                                                        ------  ------  ---------
     Yearly Data:
     -------------------------------------------------
       Fiscal year1999                                  $5.438  $2.563    334,300
       Fiscal year 2000                                  4.063   1.000  4,223,100
       Fiscal year 2001                                  1.688   0.563  3,112,300
       Fiscal year 2002                                  0.990   0.410    948,645
       Fiscal year 2003                                  0.880   0.300  2,478,639
     Quarterly Data:
     -------------------------------------------------
       Fourth Quarter 2001                               0.960   0.450    406,406
       First Quarter 2002                                0.800   0.600     98,929
       Second Quarter 2002                               0.759   0.550    173,805
       Third Quarter 2002                                0.650   0.530     65,014
       Fourth Quarter 2002                               0.570   0.370    209,095
       First Quarter 2003                                0.550   0.340     27,600
       Second Quarter 2003                               0.880   0.300  2,176.930
       Third Quarter 2003                                1.250   0.510  2,887,600
       Fourth Quarter 2003 (through November 28, 2003)   1.330   0.900  2,241,700
     Monthly Data:
     -------------------------------------------------
       June 2003                                         0.880   0.360  2,114,980
       July 2003                                         0.810   0.440    623,900
       August 2003                                       1.490   0.580    704,200
       September 2003                                    1.670   1.060  1,559,500
       October 2003                                      1.250    0.98    959,500
       November 2003 (through November 28, 2003)         1.330   0.900  1,282,200

     On November 28, 2003, the closing sales price in U.S. Dollars of the ordinary shares as reported on the ASX and the Nasdaq SmallCap Market was $1.54 and $1.100, respectively.

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

     GENERAL

     Our issued capital is made up of 33,899,223 ordinary shares. All our ordinary shares are fully paid and non-assessable. Holders of our ordinary shares have no preemptive or conversion rights, and there are no redemption or sinking fund provisions applicable to our ordinary shares.

     Other than the provisions contained in the Foreign Acquisitions and Takeovers Act 1975 as briefly described below under "Exchange Controls - Foreign Acquisitions and Takeovers Act of 1975," there are no restrictions on overseas residents from holding our ordinary shares. In addition, there are no restrictions either at law or in our constituent documents, which limit the right of nonresident shareholders to vote at our general meetings.

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

     Ordinary resolutions, such as the election of directors, may be passed by simple majority of the votes cast. Special resolutions, such as amendments to our constitution, a change of our corporate name, a reduction in our share capital or the voluntary winding-up of our company, require the affirmative vote of at least 75% of the votes cast.

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

     CHANGE IN CONTROL

     Our constitution does not contain any specific provisions that would have an effect of delaying, deferring or preventing a change in control in our company or that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

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

MATERIAL CONTRACTS

     Information about material contracts, other than contracts entered into in the ordinary course of business, to which we are a party and which we have entered into during the two immediately preceding fiscal years are disclosed above in "Item 3. Key Information - Recent Developments" and "Item 4. Information on the Company - Business."

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

     THE INCOME TAX ASSESSMENT ACT OF 1936 AND THE INCOME TAX ASSESSMENT ACT OF 1997 (COLLECTIVELY, THE "TAX ACT")

     The Tax Act is the principal law of the Commonwealth of Australia, concerning the collection and administration of taxes (except goods and services tax). Under the Tax Act, overseas residents are obliged to pay income tax in Australia on income derived from Australian sources.

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

     Non-Australian residents are liable to pay tax on income derived from Australian sources. The mechanism by which that tax is paid (for nonresidents who have no permanent establishment in Australia or where the income is not connected with a permanent establishment) is known as withholding tax. Dividends paid by a resident Australian company to a resident of the United States of America are subject to withholding tax at the rate of 15%. The rate of withholding tax on dividends is normally 30%, but since the United States has concluded a double tax treaty agreement with Australia, the rate is reduced to 15%. It should be noted, however, that under Section 128B(3) of the Tax Act, to the extent that dividends paid to nonresidents have been franked (generally where a company pays tax itself), such dividends are exempt from withholding tax. Franked dividends is the expression given to dividends when the profits out of which those dividends are paid have been taxed in our hands. Accordingly, an Australian company paying fully franked dividends to a nonresident is not required to deduct any withholding tax. Dividends on which withholding tax has been paid are not subject to any further Australian tax. In other words, the withholding tax represents the final Australian tax liability in relation to those dividends.

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

     The revised double tax treaty between Australia and the United States of America was signed on August 6, 1982. The pertinent provisions of the treaty provide that dividends are primarily liable for tax in the country of residence of the beneficial owner. However, the source country, in this case Australia, may also tax them, but in such case the tax will be limited to 15%. Where the beneficial owner is a United States resident company that holds at least 10% of us, the tax will be limited to 5%. The 15% limit does not apply to dividends derived by a resident of the United States of America who has a permanent establishment or fixed base in Australia, if the holding giving rise to the dividends is effectively connected with that establishment or base. Such dividends are taxed in the normal way as business profits or independent personal services income as the case may be.

     QUEENSLAND STAMP DUTY

     Effective July 1, 2001, ordinary shares traded on the Australian Stock Exchange and Nasdaq will not be subject to stamp duty.



ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Information about market risk as of June 30, 2003 is disclosed above in "Item 5. Operating and Financial Review and Prospects."



ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

     None.



ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.



ITEM 15.     CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our managing director and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

     Our management, under the supervision and with the participation of our managing director and chief financial officer, have evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2003 and, based on that evaluation, our managing director and chief financial officer have concluded that such disclosure controls and procedures were effective as of such date.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Not applicable.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

     Not applicable.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     There has been no significant change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

LIMITATIONS ON THE EFFECTIVENESS OF CONTROLS

     Our management, including our managing director and chief financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will assure that all appropriate information will, in fact, be communicated to management to allow timely decisions to be made or prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Additionally, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected or that our control system will operate effectively under all circumstances. Moreover, the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.



ITEM 16.     [RESERVED]



ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable.



ITEM 16B.     CODE OF ETHICS

     Not applicable.



ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Not applicable.



ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

                                    PART III

ITEM 17.     FINANCIAL STATEMENTS

     Not Applicable.




ITEM 18.     FINANCIAL STATEMENTS

     FINANCIAL STATEMENTS - INDEX TO FINANCIAL STATEMENTS

     Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . . .  F-1
     Balance Sheets as of June 30, 2002 and 2003 . . . . . . . . . . . . . . .  F-2
     Statements of Operations for the years ended June 30, 2001, 2002 and 2003  F-3
     Statements of Changes in Stockholders' Equity for the years ended June 30, 2001, 2002 and 2003. . . . . . . . . . . . . . . . . . .  F-4
     Statements of Cash Flow for the years ended June 30, 2001, 2002 and 2003.  F-6
     Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . .  F-8 through
                                                                                F- 24



ITEM 19.     EXHIBITS

     Exhibit Number   Description
     --------------   -----------

     4(c)(iv)         Progen Industries Limited Employee Option Plan Rules for the
                      directors and employees incentive scheme approved by a
                      resolution of shareholders at the annual general meeting of the
                      Company held on October 31, 2003
     12.1             Certification of Lewis J. Lee under Rule 13a-14(a)
     12.2             Certification of Milton S. McColl under Rule 13a-14(a)
     13               Certification of Lewis J. Lee and Milton S. McColl under Section
                      1350 of Chapter 63 of Title 18 of the United States Code

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        PROGEN INDUSTRIES LIMITED

                                        By:  /s/ Lewis J. Lee
                                           ----------------------
                                           Lewis J. Lee
                                           Managing Director

Dated:  December 11, 2003
        -----------------

REPORT  OF  ERNST  &  YOUNG,  INDEPENDENT  AUDITORS


TO  THE  BOARD  OF  DIRECTORS  OF  PROGEN  INDUSTRIES  LIMITED


We have audited the accompanying balance sheets of Progen Industries Limited as of June 30, 2002 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progen Industries Limited at June 30, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.



/s/ ERNST & YOUNG
ERNST & YOUNG




Brisbane, Queensland, Australia
September 11, 2003, except for Note 16, as to which the date is November 19, 2003


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


BALANCE SHEETS                                          (U.S.  DOLLARS)
===============================================================================

                                                             JUNE 30
                                                        2002           2003
                                                         $              $
ASSETS:
CURRENT ASSETS:
  Cash and cash equivalents                            6,430,377     8,001,842
  Accounts receivable                                    283,093       444,618
  Investments                                          1,264,310             -
  Inventory                                                4,650        13,568
  Prepaid expenses                                       317,928        62,607
  Assets held for sale                                   216,544       535,382
                                                    -------------  ------------

TOTAL CURRENT ASSETS                                   8,516,902     9,058,017
                                                    -------------  ------------

NON-CURRENT RECEIVABLES                                    8,457        10,007

PROPERTY AND EQUIPMENT - NET                           1,340,009     1,161,993
                                                    -------------  ------------

TOTAL ASSETS                                           9,865,368    10,230,017
                                                    =============  ============

LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:
  Accounts payable                                       899,810     1,138,528
  Obligations under capital leases                         8,129             -
  Accrued payroll                                        137,238       174,874
  Deferred revenue                                       297,042       395,663
  Liabilities held for sale                                    -        16,010
                                                    -------------  ------------

TOTAL CURRENT LIABILITIES                              1,342,219     1,725,075
                                                    -------------  ------------

COMMITMENTS AND CONTINGENCIES                                  -             -

STOCKHOLDERS' EQUITY:
Capital stock, ordinary shares, no par value;
24,391,869 and 30,099,223 issued and outstanding
in 2002 and 2003 respectively
                                                      41,800,156    44,153,011

Accumulated deficit                                  (31,850,511)  (35,415,660)

Accumulated other comprehensive loss                  (1,426,496)     (232,409)
                                                    -------------  ------------

TOTAL STOCKHOLDERS' EQUITY                             8,523,149     8,504,942
                                                    -------------  ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             9,865,368    10,230,017
                                                    =============  ============


See  accompanying  notes  to  financial  statements.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


STATEMENTS OF OPERATIONS                                                     (U.S. DOLLARS)
==================================================================================================

                                                                        YEARS ENDED
                                                                          JUNE 30
                                                             2001           2002          2003
REVENUE FROM SALE OF SERVICES                                 198,331       704,044     1,051,695

COST OF SERVICES                                              156,467       200,794       424,065


COST OF OPERATIONS:

      Research and development                              2,374,319     2,185,066     2,435,896
      Depreciation                                            253,392       297,901       449,596
      Rentals on operating leases                              72,367        48,217        56,126
      Selling, general and administrative costs               862,031     1,214,771     1,958,355
      Other costs of operations                               195,806       358,589       119,010
                                                         -------------  ------------  ------------

      TOTAL COST OF OPERATIONS                              3,757,915     4,104,544     5,018,983
                                                         -------------  ------------  ------------

GROSS LOSS                                                 (3,716,051)   (3,601,294)   (4,391,353)
                                                         -------------  ------------  ------------

OTHER INCOME (EXPENSES):

      Share of net losses of associate
        accounted for using the equity method                 (86,345)     (509,606)            -
      Interest income                                         575,279       380,088       288,289
      Interest expense                                         (2,745)       (3,051)       (7,377)
      Grant income                                                  -       123,781       434,829
      Other income                                              8,637        73,493        28,143
      Unrealised (loss) gain on investments                   (92,298)      101,899             -
      Realised (loss) gain on investments                           -       251,054      (205,893)
                                                         -------------  ------------  ------------

TOTAL OTHER INCOME                                            402,528       417,658       537,991
                                                         -------------  ------------  ------------

NET LOSS FROM CONTINUING OPERATIONS                        (3,313,523)   (3,183,636)   (3,853,362)

DISCONTINUED OPERATIONS

       Income from operations of Life Sciences segment         41,341       104,421       288,213
                                                         -------------  ------------  ------------

NET LOSS                                                 $ (3,272,182)  $(3,079,215)  $(3,565,149)
                                                         =============  ============  ============

NET LOSS PER ORDINARY SHARE (BASIC AND DILUTED)

     CONTINUING OPERATIONS                               $      (0.14)  $     (0.13)  $     (0.16)
                                                         =============  ============  ============

     DISCONTINUED OPERATIONS                                     - $$             -   $      0.01
                                                         =============  ============  ============

     NET LOSS PER ORDINARY SHARE                         $      (0.14)  $     (0.13)  $     (0.15)
                                                         =============  ============  ============

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING USED IN
THE CALCULATION OF NET LOSS PER SHARE                      23,404,883    24,391,869    24,391,869
                                                         =============  ============  ============


See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY        (U.S. DOLLARS)
==========================================================================================


                                  NUMBER OF      AMOUNT      ACCUMULATED     ACCUMULATED
                                   ORDINARY   ------------     DEFICIT          OTHER
                                    SHARES                  -------------   COMPREHENSIVE
                                  ----------                                   INCOME
                                                                               (LOSS)
                                                                           ---------------
BALANCE - JULY 1, 2000            21,641,869   35,737,563    (25,499,114)        (770,169)

Other comprehensive income:
Translation adjustment                     -            -              -       (1,424,866)
Net loss                                   -            -     (3,272,182)               -

Comprehensive loss                         -            -              -                -

Receipt of shares from associate                  594,108              -                -
Issuance of ordinary shares        2,750,000    5,756,300              -                -
Share issue costs                          -     (287,815)             -                -
                                  ----------  ------------  -------------  ---------------

BALANCE - JUNE 30, 2001           24,391,869  $41,800,156   $(28,771,296)  $   (2,195,035)


Other comprehensive income:
Translation adjustment                     -            -              -          885,498
Less: unrealised investment loss           -            -              -         (116,959)
Net loss                                   -            -     (3,079,215)               -

Comprehensive loss                         -            -              -                -

Receipt of shares from associate           -            -              -                -
Issuance of ordinary shares                -            -              -                -
Share issue costs                          -            -              -                -
                                  ----------  ------------  -------------  ---------------

BALANCE - JUNE 30, 2002           24,391,869  $41,800,156   $(31,850,511)  $   (1,426,496)
                                  ==========  ============  =============  ===============


See  accompanying  notes  to  financial  statements.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)                (U.S. DOLLARS)
========================================================================================


                                NUMBER OF      AMOUNT      ACCUMULATED     ACCUMULATED
                                 ORDINARY   ------------     DEFICIT          OTHER
                                  SHARES                  -------------   COMPREHENSIVE
                                ----------                                   INCOME
                                                                             (LOSS)
                                                                         ---------------
BALANCE - JUNE 30, 2002         24,391,869  $41,800,156   $(31,850,511)  $   (1,426,496)


Other comprehensive income:
Translation adjustment                   -            -              -        1,077,128
Reclassification of investment           -            -              -          116,959
losses included in net income
Net loss                                 -            -     (3,565,149)               -

Comprehensive loss                       -            -              -                -

Issuance of ordinary shares      5,707,354    2,436,663              -                -
Share issue costs                        -      (83,808)             -                -
                                ----------  ------------  -------------  ---------------

BALANCE - JUNE 30, 2003         30,099,223  $44,153,011   $(35,415,660)  $     (232,409)
                                ==========  ============  =============  ===============


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


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


STATEMENTS OF CASH FLOWS                                                  (U.S. DOLLARS)
=====================================================================================================



                                                                           YEARS ENDED
                                                                             JUNE 30
                                                                 2001          2002          2003
      OPERATING ACTIVITIES:

      Receipts from customers                                  1,520,687     2,543,590     3,520,272
      Payments to suppliers and employees                     (4,990,516)   (5,407,231)   (6,658,976)
      Proceeds from trading investments                          465,875       125,260     1,222,363
      Payments for trading investments                          (182,114)            -             -
      Interest received                                          593,447       380,218       288,289
      Interest paid (net of interest capitalized)                 (2,906)       (3,051)       (7,377)
      Other operating cash receipts                                    -       276,175         8,047
                                                             ------------  ------------  ------------

      NET CASH - OPERATING ACTIVITIES                         (2,595,527)   (2,085,039)   (1,627,382)
                                                             ------------  ------------  ------------

      INVESTING ACTIVITIES:
      Proceeds from sale of property, plant and equipment          6,227        14,151        15,724
      Proceeds from sale of available for sale investments             -       215,965             -
      Purchase of property, plant and equipment                 (106,356)     (759,435)      (98,552)
      Loan - note receivable                                     120,391             -             -
                                                             ------------  ------------  ------------

      NET CASH - INVESTING ACTIVITIES                             20,262      (529,319)      (82,828)
                                                             ------------  ------------  ------------

      FINANCING ACTIVITIES:

      Proceeds from share issues                               5,756,300             -     2,436,663
      Share issue costs                                         (287,815)            -       (83,808)
      Repayment of capital lease liabilities                     (15,716)      (20,478)       (8,431)
                                                             ------------  ------------  ------------

      NET CASH - FINANCING ACTIVITIES                          5,452,769       (20,478)    2,344,424
                                                             ------------  ------------  ------------

      EFFECT OF EXCHANGE RATE ON CASH                         (1,015,711)      673,438       937,251
                                                             ------------  ------------  ------------

      NET INCREASE IN CASH AND CASH
      EQUIVALENTS                                              1,861,793    (1,961,398)    1,571,465

      CASH AND CASH EQUIVALENTS BEGINNING OF
      YEAR                                                     6,529,982     8,391,775     6,430,377
                                                             ------------  ------------  ------------

      CASH AND CASH EQUIVALENTS END OF YEAR                  $ 8,391,775   $ 6,430,377   $ 8,001,842
                                                             ============  ============  ============


See  accompanying  notes  to  financial  statements.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


STATEMENTS OF CASH FLOWS                                                    (U.S. DOLLARS)
=====================================================================================================




                                                                            YEARS ENDED
                                                                              JUNE 30
                                                                   2001         2002         2003
RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASH
USED IN OPERATING ACTIVITIES:


     Operating loss after income tax                            (3,272,182)  (3,079,215)  (3,565,149)

     Depreciation                                                  263,335      309,455      457,047
     Diminution in investments                                      92,298       15,061            -
     (Gain) / loss on sale of investments                           32,968     (251,054)     205,893
     Share of associate's net losses                                86,345      509,606            -
     Foreign currency gains                                        (51,283)           -            -
     Provision for doubtful debts                                    2,375            -            -
     (Gain) / loss on sale of property, plant and equipment           (523)      10,888       (7,372)
     Other non cash items                                                -      153,359            -

     Net change in operating assets and liabilities:

     (Increase)/decrease in assets:
          Accounts receivable                                      (53,553)     113,149      (96,048)
          Investments                                              283,761      125,260    1,222,363
          Prepaid expenses                                           1,570       39,830       37,466
          Inventory                                                 22,502       20,083     (220,157)
          Non-current receivables                                        -        6,476            -

     Increase/(decrease) in liabilities:
          Accounts payable                                         (24,072)     (57,937)     299,988
          Accrued payroll                                           20,932            -       38,587
                                                               ------------  -----------  -----------

NET CASH USED IN OPERATING ACTIVITIES                           (2,595,527)  (2,085,039)  (1,627,382)
                                                               ============  ===========  ===========


See  accompanying  notes  to  financial  statements.


--------------------------------------------------------------------------------

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

CASH  AND  CASH  EQUIVALENTS
Cash equivalents are comprised of certain highly liquid investments that are both: (i) readily convertible to known amounts of cash, and (ii) so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

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


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED

REVENUE  RECOGNITION
A sale is recorded when goods have been delivered to and accepted by the customer pursuant to a fixed price sales order, collectibility of the selling price is reasonably assured and the associated risks have passed to the customer.

Revenues  from  services  rendered  are  recognized as the service is performed.

The Company receives a non-refundable government grant, which funds the Company's efforts in specific research and development projects, as discussed in note 10. The grant provides for reimbursement of approved costs incurred. Grant payments are recognised as revenue as eligible expenditure is made. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

RESEARCH  AND  DEVELOPMENT  EXPENDITURE
All  research  and  development  costs  are charged as an expense when incurred.

PATENTS
Costs incurred in filing, defending and protecting patent applications are expensed as research and development as incurred. Costs to acquire patents from third parties are recorded as research and development expense unless approval has been obtained from the relevant governmental agency for products developed using the underlying technology of the patent.

STOCK-BASED  COMPENSATION

The Company has elected to account for its stock option plan in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees and related interpretations ("APB 25") and adopt the disclosure-only provisions of SFAS No. 123: Accounting for Stock-Based Compensation ("SFAS 123"). Under APB 25, the Company recognizes compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date. Unearned compensation expense is charged against operations ratably over the vesting period of the options. For disclosure purposes under SFAS 123, stock options are valued at the measurement date using the Black-Scholes option valuation model and compensation costs are recognized ratably over the vesting period.


The Company's pro forma information under SFAS 123 is as follows:

                                            2001          2002          2003
Net Loss, as reported                   $(3,272,182)  $(3,079,215)  $(3,565,149)

Deduct: Total stock-based employee         (215,306)     (163,946)      (11,439)
compensation expense determined under
fair value based method for all awards


Pro forma net loss                      $(3,487,488)  $(3,243,161)  $(3,576,588)
                                        ============  ============  ============

Earnings per share
      Basic - as reported               $     (0.14)  $     (0.13)  $     (0.15)
      Basic - pro forma                 $     (0.15)  $     (0.13)  $     (0.15)

     Diluted - as reported              $     (0.14)  $     (0.13)  $     (0.15)
     Diluted - pro forma                $     (0.15)  $     (0.13)  $     (0.15)


For the years ended 30 June 2001, 2002 and 2003, there was no compensation expense recognised in the statement of operations under APB 25 as the estimated fair value of the stock did not exceed the exercise price of the option at the measurement date.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

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

ACCOUNTING  ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates. Accounting estimates have been applied to calculated accruals for employee entitlements.

INCOME  TAXES
Income taxes have been provided using the liability method of accounting in accordance with Statement of Financial Accounting Standards No 109 (SFAS 109) "Accounting for Income Taxes".

FINANCIAL  INSTRUMENTS
The fair values of financial instruments, including cash and cash equivalents, accounts receivable, investments, and accounts payable, approximate their carrying value due to their short term nature. Refer to Note 15 for further details.

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


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

ACCRUALS  FOR  EMPLOYEE  ENTITLEMENTS

The Company accrues compensated absences and related benefits as current charges to earnings when the following criteria are met: (i) the employee's right to receive compensation for the future absences is attributable to services already performed by the employee; (ii) the employee's right to receive the compensation for the future absences is vested, or accumulates; (iii) it is probable that the compensation will be paid; and (iv) the amount of compensation is reasonably estimable.

IMPAIRMENT
Pursuant to guidance established in Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets " the Company evaluates the recoverability of its long-lived assets at least annually. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value or projected discounted cash flows from related operations. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

COMPARATIVES
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

NEW  ACCOUNTING  STANDARDS

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The provisions of SFAS No. 144 are effective for financial statements for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS 121, in that it excludes goodwill from its impairment scope and allows for different approaches to cash flow estimation. However SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of (a) long-lived assets to be held and used and (b) long-lived assets to be disposed of other than by sale. SFAS No. 144 also supersedes the business segment concept in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction," ("APB 30") in that it permits presentation of a component of an entity, whether classified as held for sale or disposed of, as a discontinued operation. However, SFAS No. 144 retains the requirement of APB 30 to report discontinued operations separately from continuing operations.

The Company adopted the provisions of SFAS No. 144 effective July 1 2002. In accordance with the provisions of SFAS No. 144, the assets and liabilities sold in connection with the sale of the Company's Life Sciences business have been classified in the balance sheet as held for sale, as an active plan to sell the business had been initiated prior to June 30, 2003 and the Company was engaged in marketing the business to potential buyers. Based on the expected proceeds from the sale, the carrying values of the assets and liabilities sold are considered to be less than their fair values. Accordingly, the assets and liabilities sold have been measured at their carrying values. In addition, the results of operations from the Life Science Business has been reported as a discontinued operation for all years presented, as the operations and cash flows of the business will be eliminated from the ongoing operations of the company and the company will not have significant continuing involvement in the operations of the business. The adoption of SFAS No.144 did not result in a difference from the accounting for this transaction under APB 30.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148 "Accounting for Stock-Based Compensation -Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of this standard did not have a material impact on the financial statements.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED

NEW ACCOUNTING STANDARDS (CONTINUED)

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN46), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

As discussed in Note 5, the Company is party to an alliance agreement with Medigen Biotechnology Corporation (MBC). The Company anticipates that equity invested in MBC will be sufficient to complete the intended research and development activities and there are no further funding commitments required from the Company. The Company's exposure to loss related to its interest in MBC was limited to the value it had recorded for receipt of a 19.9% equity interest in MBC, which has already been charged to expense. As part of the agreement, MBC will be entitled to receive 15% of Progen's future PI-88 revenues.

The Company is currently evaluating the effects of the issuance of FIN 46 on the accounting for its ownership interest in MBC.


2.     CONCENTRATIONS  OF  CREDIT  RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and investments. The Company invests cash and cash equivalents which are not required for immediate operating needs, and for its investment trading program with various high credit quality financial institutions located in Australia. The Company extends credit to its customers which results in accounts receivable arising from its normal business activities. The Company does not require collateral from its customers or investees, but routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, believes that its receivable credit risk exposure is limited given there is no concentration of customers.


3.     INVESTMENTS

                                                                    JUNE 30
                                                            ------------------------
                                                               2002         2003
Available for sale securities:
Zaxis International Inc - at cost  (i)                      $  166,879   $  166,879
Realised loss on investment                                   (125,798)   ( 166,879)
                                                            -----------  -----------
                                                                41,081            -

Trading securities:
 Suncorp-Metway Floating Rate Capital Notes - at cost (ii)   1,409,250            -
Unrealised loss on investment                                 (186,021)           -
                                                            -----------  -----------
                                                             1,223,229            -

                                                            -----------  -----------
                                                            $1,264,310            -
                                                            ===========  ===========


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED

(i) At June 30, 2003 the investment in Zaxis International Inc ("Zaxis") is comprised of common shares. Zaxis is a company based in Cleveland, Ohio whose principal activity is the manufacture and sale of electrophoresis gels. At June 30, 2003 the Company holds 587,645 (2002: 587,645) shares in Zaxis.

Progen had also invested a total of $790,572 in Zaxis convertible notes, which bore interest at 9.5 percent per annum. The notes were repayable in US dollars on maturity dates between December 31, 1999 and August 10, 2001, however, through June 30, 2000 no principal repayments or interest payments had been made. Based on an assessment made by the directors, these notes were written down to zero in 2000. The write down in the investment was considered other than temporary and accordingly was recognized as a loss in the statement of operations.

During 2001, there were no realised or unrealised losses on available for sale securities.

During the year ended June 30, 2002, the Company reached an agreement with Zaxis whereby, in return for the convertible notes held by Progen in Zaxis, the Company would receive $200,000 and an additional 240,741 shares in Zaxis. As a result of this agreement, the Company recorded a realized gain of $245,289 in 2002. During the financial year ended June 30, 2002, the Company also sold 5,000 shares of Zaxis common stock. The proceeds received and gain recognized were not significant.

At June 30, 2002, the directors assessed the carrying value of the common shares in Zaxis based on the quoted market price at year-end and, accordingly, recorded an unrealised loss of $116,959 in accumulated other comprehensive income.

During the year ended June 30, 2003, Zaxis filed for Chapter 7 Liquidation. At June 30, 2003, the directors assessed the carrying value of the common shares in Zaxis based on the quoted market price at year-end and wrote down the remaining balance to nil. The write down in the investment was considered other than temporary and, accordingly, is recognised as a realised loss in the statement of operations, together with $116,959 of previously recorded unrealised losses which have been reclassified out of accumulated other comprehensive income into earnings. The total realized loss for Zaxis during 2003 is $159,566.

(ii) During the year ended June 30, 2003, the Company sold its remaining trading securities and received proceeds of $1,222,363. The loss realized on the sale was $46,327. During the years ended June 30 2002 and 2001, realized losses were $5,765 and $nil, respectively.

The net unrealised holding gain / (loss) related to traded securities in 2003, 2002 and 2001 were $nil, $101,899 and $(92,298) respectively.


4.     INVENTORY

Inventory  consists  of  the  following:

                                JUNE 30
                            ----------------
                             2002     2003
Raw materials and supplies   81,458   99,467
Finished goods              129,192  431,771
                            -------  -------
                            210,650  531,238
                            =======  =======


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


5.     INVESTMENTS  ACCOUNTED  FOR  USING  THE  EQUITY  METHOD

The carrying value of investments in associate as of June 30, 2003 and 2002 is $nil.

Effective May 31, 2000, Progen entered into an agreement with Medigen Biotechnology Corporation ('MBC'), a company incorporated in Taiwan, for the development of a strategic alliance for the commercialisation of PI-88 (an oligosaccharide based compound which inhibits heparanase, extravasation and thrombosis) (the 'Alliance Agreement'). Under the alliance agreement, MBC will fund and conduct, at no cost to Progen, several Phase II clinical trials in respect of PI-88. These trials are in addition to the trials to be undertaken by Progen and will be in areas where MBC has significant experience and expertise. MBC will be entitled to receive 15% of Progen's future PI-88 revenues generated from cancer and cardiovascular diseases subject to the joint venture alliance. In addition, MBC has the right to negotiate the funding and conduct of several Phase III clinical trials. Progen will supply PI-88 and technical expertise for the designated trials to be undertaken by MBC and provide technical know-how to assist MBC to establish a compliant pharmaceutical manufacturing facility in Taiwan if so requested. If provided, Progen will be paid for these services.

In connection with the Alliance Agreement under a separate Share Subscription Agreement on November 6, 2000, the Company issued 2.75 million fully paid ordinary shares to MBC at an issue price of $2.09 per share. The Company also authorised issue to Everspring Industry Co (an associate of MBC) an option to purchase 1 million ordinary shares exercisable on or before December 31, 2002 with an exercise price of A$8.00 per share. On December 31, 2002 the 1 million options expired. During the period on issue, none of the 1 million options were exercised. The funds raised from the issue of these shares are to be used to expand or accelerate the development of PI-88 for the potential treatment of cancer and cardiovascular disease. In addition, under the Alliance Agreement Progen was issued 19.9% equity in MBC at no cost and with certain anti-dilution rights.

Stanley Chang, a director of Progen, was also a director of Medigen Biotechnology Company during the years ended June 30, 2001, 2002 and 2003.

In April 2001, MBC sold shares of its stock to a third-party for $0.29 per share. As a result of the anti-dilution provision granted to the Company, MBC issued 2,039,700 additional shares with a value of $0.29 per share to Progen. The issuance of these additional shares was recorded as an increase in Progen's investment in MBC and an increase in shareholders' equity.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


5.         INVESTMENTS  ACCOUNTED  FOR  USING  THE  EQUITY  METHOD
            (CONTINUED)

SUMMARY OF ASSOCIATE'S FINANCIAL INFORMATION                                         JUNE  30
                                                                             --------------------------
                                                                                 2002          2003
 ASSOCIATE'S STATEMENT OF OPERATIONS
- net sales                                                                  $         -   $         -
- operating losses before income tax                                          (3,414,045)   (3,090,209)
- income tax attributable to operating profits                                         -             -
                                                                             ------------  ------------
- operating losses after income tax                                          $(3,414,045)  $(3,090,209)
                                                                             ============  ============

ASSOCIATE'S BALANCE SHEET
- current assets                                                             $ 9,358,045   $ 5,459,732
                                                                             ============  ============
- non-current assets                                                         $ 1,838,472   $   444,606
                                                                             ============  ============
- current liabilities                                                        $   478,654   $   129,993
                                                                             ============  ============
- non-current liabilities                                                    $    40,617   $    68,587
                                                                             ============  ============
        Net Assets                                                           $10,677,246   $ 5,705,758
                                                                             ============  ============

CARRYING AMOUNT OF INVESTMENT IN ASSOCIATE
Balance at the beginning of the financial year                               $   509,606   $         -
Issue of shares in associate                                                           -             -
Share of associate's net profits for the financial year                         (509,606)            -
                                                                             ------------  ------------
Carrying amount of investment in associate at the end of the financial year  $         -   $         -
                                                                             ============  ============


Progen has a 19.9% equity interest in MBC, which it received under the alliance agreement described above. Based on the lack of fair value evidence, the initial investment was recorded at no value by Progen This accounts for the difference between the underlying equity in net assets and the amount at which the investment in associate is carried.


6.      PROPERTY  AND  EQUIPMENT

Property  and  equipment  consists  of  the  following:

                                                            JUNE 30
                                                   --------------------------
                                                       2002          2003
     Machinery and equipment                         2,416,353     2,922,605
     Furniture and fixtures                            225,266       298,315
     Leasehold improvements                            295,187       351,426
     Machinery and equipment under capital leases       18,960             -
                                                   ------------  ------------
                                                     2,955,766     3,572,346
     Accumulated depreciation and amortization      (1,605,213)   (2,392,641)
                                                   ------------  ------------
     PROPERTY AND EQUIPMENT, NET                   $ 1,350,553   $ 1,179,705
                                                   ============  ============

Depreciation expense related to property and equipment (including machinery and equipment under capital leases) amounted to $263,335, $309,431, and $457,047 for the years ended June 30, 2001, 2002, and 2003 respectively.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


7.      CAPITAL  LEASES

The Company was the lessee of equipment under capital leases which expired in 2003. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are depreciated over the lesser of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense.

Following is a summary of property held under capital leases as of June 30, 2002 and 2003 respectively:

                                     JUNE 30
                                 ---------------
                                   2002    2003
Machinery and equipment          $18,960   $   -
Less:  accumulated depreciation   (7,999)      -
                                 --------  -----
TOTALS                           $10,961   $   -
                                 ========  =====


8.      INCOME  TAXES

At June 30, 2003 the Company has net operating loss carryforwards of approximately $34,506,411 (2002: $30,490,892), which are indefinite as to use under Australian tax law. As a result of these carryforwards, the Company has deferred tax assets of approximately $10,351,923 at June 30, 2003 (2002:
$9,147,268). Because of the Company's lack of earnings history, realization of these deferred tax assets is not reasonably assured; therefore the deferred tax assets have been fully offset by a valuation allowance of $10,351,923 and $9,147,268 at June 30, 2003 and 2002, respectively.

The change in the valuation allowance and the corresponding change in the deferred tax asset amounted to $1,204,655, $1,206,262 and $301,978, for the years ended June 30, 2003, 2002 and 2001 respectively.

The Company's deferred income tax balance and the difference between income tax computed at the Australian statutory rate and income tax expense is primarily the result of tax losses carryforward.


9.      RELATED  PARTY  DISCLOSURES

There were no transactions with related parties or other related entities during the 2003 financial year.

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


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


10.      COMMITMENTS  AND  CONTINGENCIES

ANUTECH  PTY.  LTD.

In October 1993, the Company entered into an agreement with ANUTECH Pty. Ltd. and other parties to provide research funding, subject to certain conditions, for novel Anti-cancer and Anti-inflammatory drugs. Progen agreed to provide funds totalling $4.1 million over a five-year period, for research purposes. In exchange, Progen was issued an exclusive world-wide license/sub-license to manufacture, market and distribute products arising out of the intellectual property developed from this research. In May 1999, Progen entered into a new agreement with ANUTECH Pty. Ltd. to fund further research projects relating to the synthesis of heparinoid mimetics and development of the heparanase enzyme as a diagnostic and therapeutic target. Progen agreed to provide funds totalling approximately $1.3 million over a three-year period for research purposes. In exchange, Progen was issued an exclusive world-wide licence/sub-licence to manufacture, market and distribute products arising out of the intellectual property developed from this research. As at June 30, 2003, no revenue has been earned from these agreements. During 2003, 2002 and 2001, Progen incurred expenses of $nil, $117,340 and $350,966 respectively under these agreements.

GRIFFITH  UNIVERSITY

In March 2001, Progen entered into an agreement with Griffith University to fund research aimed at designing specific inhibitors of the enzyme heparanase. Based on previous research by Progen, it is proposed that these inhibitors may be effective as drug leads for treatment of anti-inflammatory disease. Professor Mark von Itzstein will lead this program at Griffith University and Progen has agreed to provide funds totalling $0.8 million over a three year period to support the study. During 2003, 2002 and 2001, Progen incurred expenses of $289,273, $209,658 and $52,798 respectively under this agreement.

CLINICAL  TRIALS

In addition to the PI-88 melanoma Phase I/II study initiated in Colorado in the United States of America, Progen has completed a Phase II trial in patients suffering advanced multiple myeloma and a PI-88 Phase I clinical trial exploring the combination of PI-88 with chemotherapy (Taxotere(R)). Medigen Biotechnology Corporation is also embarking on a PI-88 Phase II clinical trial in post resection liver cancer, to be conducted in Taiwan and funded by Medigen. A PI-166 Phase I clinical trial was also initiated by Progen in January 2003 in unresectable liver cancer. Progen's total estimated commitment for the PI-88 trials is $355,504 and PI-166 trials is $163,243. During 2003, 2002 and 2001,
Progen incurred expenses of $172,897, $69,620 and $nil respectively under these agreements. Progen had exclusive worldwide licenses relating to PI-88 and PI-166. In connection with these licenses, the Company is required to pay royalties on sales as well as any fees received from sub licensing the technology. As at 30 June 2003, no sales have been made.

R&D  START  GRANT

In September 2001, Progen was awarded a $2.0 million grant under the Australian Federal Government's AusIndustry R&D START program (R&D START) to develop a drug discovery research platform based on the role of carbohydrates in disease. Progen will use this technology platform to discover new compounds for an in-house clinical trials program and / or to form partnerships with other pharmaceutical and biotechnology companies at then drug discovery phase. The new R&D START grant project, will build on existing Intellectual Property developed through collaborative research with the Australian National University. It will be supported by a $2.3 million commitment from the Company over the three-year span of the grant. During 2003 and 2002, Progen incurred expenses of $790,912 and $207,461 respectively under this agreement, and received grant income of $434,829 and $123,781 respectively, which is included in the Statement of Operations. Progen has an exclusive worldwide license relating to this Intellectual Property. In connection with this license, the Company is required to pay royalties on sales as well as any fees received from sub licensing the technology. As at 30 June 2003, no sales have been made.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


10.      COMMITMENTS  AND  CONTINGENCIES  (CONTINUED)

The total remaining commitment payable in respect of all of the Company's agreements at June 30, 2003 are as follows:

     YEAR ENDING
     JUNE 30

       2004                                $  1,954,603
       2005                                $    583,397
                                           ------------
                                           $  2,538,000
                                           ============


These  costs  are  included  in  research  and  development expense as incurred.

OPERATING  LEASES

The operating lease commitments include the rental of office premises. The lease agreement expired in March 2002 at which time the Company signed a new lease agreement extending the current lease to March 2004 with an option to renew for a further 3 year period.

During the fiscal years ended June 30, 2003, 2002 and 2001, rent expense was $56,126, $48,138, and $72,367 respectively.

Total minimum annual rentals under non-cancellable operating leases subsequent to June 30, 2003 are as follows:

      YEAR ENDING
        JUNE 30

        2004                                $     48,367
                                            ============


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

There were no options granted under this plan for the years ended June 30, 2003, 2002 or 2001. For the year ended June 30, 1999, 400,000 options were granted under this plan. Each option is exercisable into one ordinary share at any time on or before the fifth anniversary of the date of the grant at a fixed price of A$5.34.

As of 30 June 2003 there are 186,200 options outstanding under the plan with an expiration date of 30 November 2003.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


11.      STOCK  OPTION  PLANS  (CONTINUED)

NEW  EMPLOYEE  OPTION  PLAN

The Progen Board of Directors adopted a new employee option plan on October 24, 2000. Both employees and non-executive directors are eligible to participate. This option plan stipulates that the initial issue of options will have an exercise price of A$4.00 and thereafter a minimum exercise price of the greater of A$4.00 and a price equal to 125% of the weighted average price of the Company's shares quoted on the ASX for 10 business days before the date of grant of the options; all options vest between one and four years after the date of grant, options may carry performance related conditions as determined at the Board's discretion and expire five years from the date of grant.

There were no options granted under this plan during the year ended June 30, 2003.

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

During 2000, 400,000 options were granted under the executive directors' option plan. These options are exercisable as follows:

                                                              Exercise Price

100,000 options exercisable no earlier than February 8, 2001       A$4.46
200,000 options exercisable no earlier than February 8, 2002       A$6.24
100,000 options exercisable no earlier than February 8, 2003       A$8.91


The  400,000  options  above  expire  on  8  February  2005.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


11.      STOCK  OPTION  PLANS  (CONTINUED)

Information with respect to the number of options granted under the option plans is as follows:

                                     NUMBER OF        WEIGHTED        NUMBER OF        WEIGHTED
                                      OPTIONS     AVERAGE EXERCISE     OPTIONS     AVERAGE EXERCISE
                                    OUTSTANDING       PRICE (I)      EXERCISABLE      PRICE (I)
Options outstanding, July 1, 2000       813,953              A$5.32      413,953             A$5.32
- granted                               728,020              A$4.00
- forfeited                            (108,458)             A$5.32
- expired                                     -                   -
- exercised                                   -                   -
                                    ------------
Options outstanding, June 30, 2001    1,433,515              A$4.97      705,495             A$5.10
                                    ------------
- granted                                22,000              A$4.00
- forfeited                            (214,745)             A$4.73
- expired                                     -                   -
- exercised                                   -                   -
                                    ------------
Options outstanding, June 30, 2002    1,240,770              A$4.97    1,118,770             A$4.68
                                    ------------
- granted                                     -                   -
- forfeited                             (22,000)             A$4.18
- expired                               (50,550)                  -
- exercised                                   -                   -
                                    ------------
Options outstanding, June 30, 2003    1,168,220              A$5.06    1,168,220               $5.06
                                    ------------

(i)  Options  were  issued  in  Australian  dollars  (the  functional  currency  for  the  Company).


There were no options granted during 2003. The equivalent market price per share at grant date for options granted during 2002 was A$1.20 (2001: A$1.30- A$1.73).


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


11.      STOCK  OPTION  PLANS  (CONTINUED)

The following table summarises information about options outstanding at June 30, 2003:

       EXERCISE PRICE (i)   OPTIONS       OUTSTANDING              EXERCISABLE

                                       WEIGHTED     WEIGHTED    NUMBER OF  WEIGHTED
                                        AVERAGE      AVERAGE     OPTIONS   AVERAGE
                                       REMAINING    EXERCISE               EXERCISE
                                      CONTRACTUAL     PRICE                 PRICE
                                         LIFE
                   A$5.34    186,200    0.4 years  A$5.34         186,200  A$5.34
                   A$4.46    100,000    1.6 years  A$4.46         100,000  A$4.46
                   A$6.24    200,000    1.6 years  A$6.24         200,000  A$6.24
                   A$8.91    100,000    1.6 years  A$8.91         100,000  A$8.91
                   A$4.00    350,000    2.5 years  A$4.00         350,000  A$4.00
                   A$4.00    232,020    2.7 years  A$4.00         232,020  A$4.00
                           ---------                            ---------
                   Total   1,168,220                            1,168,220
                           =========                            =========

(i)  Options  were  issued  in  Australian dollars (the functional currency for the
Company).


In September 2002, 22,000 options were forfeited due to the employee leaving the Company.

OTHER  INFORMATION

The Company has adopted the disclosure only alternative of SFAS 123 for employee options granted which states that stock based compensation must be recorded at fair value of options granted. This compensation, determined using the Black Scholes option valuation model, is expensed over the vesting periods of each option grant. The pro forma compensation expense was calculated to be $11,439 for the year ended June 30, 2003 (2002: $163,946, 2001: $215,306).

The fair value of options granted in 2002, and 2001 were estimated at the date of grant using the Black Scholes method, assuming no dividends, an expected life of 3 years, volatility of 60.7% for 2002 and 76.8% for 2001 and a risk free rate of 5.24% in 2002 and 5.25% in 2001. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Using the Black Scholes option valuation model, the weighted-average fair value of options granted was $.45 in 2001and $ .16 in 2002.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


12.      SUMMARY  OF  OTHER  STOCK  OPTIONS

Other than those disclosed below and in Note 11, there were no options outstanding as at June 30, 2003.

In connection with the sale of shares to MBC as more fully described in Note 5, on November 6, 2000, the Company granted to Everspring Industry Co (an affiliate of MBC), an option to purchase 1 million ordinary shares, exercisable on or before December 31, 2002 with an exercise price of A$8.00 per share. The equivalent market price per share at grant date for options issued during 2001was A$2.80. On December 31, 2002 the 1 million options granted to Everspring Industry Company expired and are not included in the total options outstanding at June 30, 2003.


13.      SEGMENT  DISCLOSURES

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


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED

The accounting policies of the Company's reportable segments are the same as those described in Note 1 "Summary of Significant Accounting Policies". The Company evaluates the performance of its segments based on each segment's income
(loss)  from  continuing  operations.


YEAR ENDED JUNE 30, 2003
                                 RESEARCH &      CONTRACT        TOTAL
                                 DEVELOPMENT    MANUFACTURE
Sales to external customers     $          -   $  1,051,695   $ 1,051,695
Grant Income                         434,829              -       434,829
Depreciation and amortization        184,165        265,431       449,596

Segment loss                      (3,226,808)      (184,532)   (3,411,340)
Interest income                            -              -       288,289
Interest expense                           -              -        (7,377)
Other non-segment revenues                                        462,972
Other non-segment expenses                                     (1,185,906)
                                                              ------------
Consolidated net loss from
continuing operations                                         $(3,853,362)
                                                              ============

Total assets for reportable
segments                             430,280        862,560   $ 1,292,840
Other assets                                                  $ 8,937,177
Consolidated assets                                           $10,230,017
                                                              ============

Purchase of long lived assets
for reportable segments               15,343         35,356   $    50,699
Other purchases                                                    47,853
Total purchases                                               $    98,552
                                                              ============


YEAR ENDED JUNE 30, 2002
                                 RESEARCH &      CONTRACT        TOTAL
                                 DEVELOPMENT    MANUFACTURE

Sales to external customers     $          -   $    704,044   $   704,044
Grant Income                         123,781              -       123,781
Depreciation and amortization         88,049        209,640       297,689

Segment profit/(loss)             (2,446,829)       366,626    (2,080,203)
Interest income                            -              -       380,088
Interest expense                           -              -        (3,051)
Other non-segment revenues                                        550,227
Other non-segment expenses                                     (2,030,697)
                                                              ------------
Consolidated loss from
continuing operations                                         $(3,183,636)
                                                              ============

Total assets for reportable
segments                             474,407        822,623   $ 1,297,030
Other assets                                                    8,568,338
Consolidated assets                                           $ 9,865,368
                                                              ============

Purchase of long lived assets        366,346        393,075   $   759,421
                                =============  =============  ============


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


13.      SEGMENT  DISCLOSURES  (CONTINUED)

YEAR ENDED JUNE 30, 2001

                                 RESEARCH &      CONTRACT        TOTAL
                                 DEVELOPMENT    MANUFACTURE

Sales to external customers     $          -   $    198,331   $   198,331
Depreciation and amortization         71,169        182,108       253,277

Segment profit/(loss)             (2,374,319)        72,215    (2,302,104)
Interest income                            -              -       575,279
Interest expense                           -              -        (2,745)
Other non-segment revenues                                          8,637
Other non-segment expenses                                     (1,592,590)
                                                              ------------
Consolidated net loss from
continuing operations                                         $(3,313,523)
                                                              ============

Total assets for reportable
segments                             163,269        727,910   $   891,179
Other assets                                                   10,758,557
Consolidated assets                                           $11,649,736
                                                              ============

Purchase of long lived assets              -        106,230       106,230
                                =============  =============  ============


There  were  no  inter-segment  sales.

In 2003, $480,666 of quality assurance and facility maintenance costs have been allocated to the Contract Manufacture division. In 2001 and 2002, these costs were included in other non-segment expenses as comparable records were not maintained by the company allowing consistent allocations.

In 2001, 2002 and 2003, the Company operated in one geographical segment with all of its assets and operations located in Australia. During 2001, 2002 and 2003, the Company's revenues were primarily derived in Australia.


14.     ACCUMULATED  OTHER  COMPREHENSIVE  INCOME  (LOSS)

The  components  of  other  comprehensive  income  are  as  follows:

                                                  UNREALISED
                                   CURRENCY     GAINS (LOSSES)
                                  TRANSLATION    ON AVAILABLE       TOTAL
                                  ADJUSTMENTS      FOR SALE
                                                  SECURITIES
Balance at June 30, 2000         $   (770,169)              -   $  (770,169)


Currency translation adjustment    (1,424,866)              -    (1,424,866)
                                 -------------  --------------  ------------

Balance at June 30, 2001         $ (2,195,035)              -   $(2,195,035)

Unrealised loss                                      (116,959)     (116,959)
Currency translation adjustment       885,498               -       885,498
                                 -------------  --------------  ------------

Balance at June 30, 2002         $ (1,309,537)       (116,959)  $(1,426,496)


Currency translation adjustment     1,077,128         116,959     1,194,087
                                 -------------  --------------  ------------

Balance at June 30, 2003         $   (232,409)              -   $  (232,409)
                                 =============  ==============  ============


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


15.     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

                                                      JUNE 30,
                                                      --------
                                     2003        2003         2002        2002
                                   Carrying    Estimated    Carrying    Estimated
                                    Amount    fair value     Amount    fair value
                                              -----------              -----------
ASSETS
Cash and cash equivalents          $8,001,842  $ 8,001,842  $6,430,377  $ 6,430,377
Accounts receivable                   444,618      444,618     283,093      283,093
Investments                                 -            -   1,264,310    1,264,310

LIABILITIES
Accounts payable                    1,138,528    1,138,528     899,810      899,810


The carrying amounts approximate fair value in view of the short-term nature of these balances.

Limitations: Fair value estimates are made at a specific point in time, and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


16.     SUBSEQUENT  EVENTS

In July 2003, Progen signed an agreement to fund the company's insurance premium for the year end June 30, 2004. The terms of the agreement state that the amount funded is to be repaid in ten equal instalments of $38,059 including finance charges. The first payment was made in July 2003 and the interest rate is 3.15% per annum.

On 31 October 2003, the shareholders approved a $3.72 million placement of 3.8 million fully paid ordinary shares with Australian institutional investors.

On 10 November 2003, Progen signed an agreement to sell the assets used in connection with its Life Sciences business for proceeds of $867,432 (subject to an adjustment for inventory on hand as of the completion date). The carrying values of the assets and liabilities sold as reflected in the balance sheet as of June 30, 2003 are as follows:

Inventory                                     $517,670
Property Plant and Equipment                    17,712
Employee Entitlements                           16,010

The results of operations for the Life Sciences business have been separately stated as discontinued operations in the Statement of Operations for the years ended June 30, 2001, 2002 and 2003. Total revenues for the Life Sciences business were $1,075,479, $1,313,670 and $1,742,206 for the years ended June 30 2001, 2002 and 2003, respectively.

On 19 November 2003, Progen filed a prospectus to issue 4,512,402 bonus options to existing shareholders. One bonus option will be issued for every eight shares held. Each bonus option is exercisable into one share of Progen's ordinary shares. The options are exercisable at $2.50 a share and expire on 31 May 2005.


--------------------------------------------------------------------------------