Form 20-F
period 2004-06-30
PROGEN INDUSTRIES LTD
filed 2004-12-20
CIK 943502

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended June 30, 2004
                               -------------
                                       OR

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

              2806 Ipswich Road, Darra, Queensland 4076, Australia
              ----------------------------------------------------
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 34,521,065 (35,510,121 as of December 2, 2004)

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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
Yes     No
    ---    ---

                                TABLE OF CONTENTS
                                -----------------

                                                                            Page
                                                                            ----

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS. . . . . .   4

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE. . . . . . . . . . . . .   4

ITEM 3.     KEY INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . .   5

     ITEM 3.A    SELECTED  FINANCIAL  DATA . . . . . . . . . . . . . . . . .   5
     ITEM 3.D.   RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . .   6

ITEM 4.     INFORMATION ON THE COMPANY . . . . . . . . . . . . . . . . . . .  19

     ITEM 4.A.   HISTORY AND DEVELOPMENT OF THE COMPANY. . . . . . . . . . .  19
     ITEM 4.B.   BUSINESS OVERVIEW . . . . . . . . . . . . . . . . . . . . .  20
     ITEM 4.D.   PROPERTY, PLANTS AND EQUIPMENT. . . . . . . . . . . . . . .  42

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS . . . . . . . . . .  44

     ITEM 5.A.   OPERATING RESULTS . . . . . . . . . . . . . . . . . . . . .  46
     ITEM 5.B.   LIQUIDITY AND CAPITAL RESOURCES . . . . . . . . . . . . . .  49
     ITEM 5.E.   OFF-BALANCE SHEET ARRANGEMENTS. . . . . . . . . . . . . . .  50
     ITEM 5.F.   TABULAR DISCLOSURE OF AGGREGATE CONTRACTUAL OBLIGATIONS . .  51

ITEM 6.     DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES. . . . . . . . . . . .  52

     ITEM 6.A.   DIRECTORS AND SENIOR MANAGEMENT . . . . . . . . . . . . . .  52
     ITEM 6.B.   COMPENSATION. . . . . . . . . . . . . . . . . . . . . . . .  55
     ITEM 6.C.   BOARD PRACTICES . . . . . . . . . . . . . . . . . . . . . .  56
     ITEM 6.D.   EMPLOYEES . . . . . . . . . . . . . . . . . . . . . . . . .  57
     ITEM 6.E.   SHARE OWNERSHIP . . . . . . . . . . . . . . . . . . . . . .  57

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. . . . . . . .  60

     ITEMS 7.A.  MAJOR SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . .  60
     ITEM 7.B.   RELATED PARTY TRANSACTIONS. . . . . . . . . . . . . . . . .  62

ITEM 8.     FINANCIAL INFORMATION. . . . . . . . . . . . . . . . . . . . . .  62

     ITEM 8.A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION . .  62
     ITEM 8.B.   SIGNIFICANT CHANGES . . . . . . . . . . . . . . . . . . . .  63

ITEM 9.     THE OFFER AND LISTING. . . . . . . . . . . . . . . . . . . . . .  64

     ITEM 9.C.   MARKETS . . . . . . . . . . . . . . . . . . . . . . . . . .  64

ITEM 10.    ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . . . .  66

     ITEM 10.B.  MEMORANDUM AND ARTICLES OF ASSOCIATION. . . . . . . . . . .  66
     ITEM 10.C.  MATERIAL CONTRACTS. . . . . . . . . . . . . . . . . . . . .  68
     ITEMS 10.D. EXCHANGE CONTROLS . . . . . . . . . . . . . . . . . . . . .  68
     ITEM 10.E.  TAXATION. . . . . . . . . . . . . . . . . . . . . . . . . .  69

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK . . .  71

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . . . . .  72

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES . . . . . . . . .  73

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF

PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  73

ITEM 15.    CONTROLS AND PROCEDURES. . . . . . . . . . . . . . . . . . . . .  73

ITEM 16.    [RESERVED] . . . . . . . . . . . . . . . . . . . . . . . . . . .  74

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT . . . . . . . . . . . . . . . .  74

ITEM 16B.   CODE OF ETHICS . . . . . . . . . . . . . . . . . . . . . . . . .  74

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES . . . . . . . . . . . . .  75

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES . . .  75

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

PURCHASERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  76

ITEM 17.    FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . .  77

ITEM 18.    FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . .  77

ITEM 19.    EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . . . .  77


     References in this annual report to "Progen," "we," "our", "us" and "the Company" refer to Progen Industries Limited.

     All references to dollars or $ are to the currency of the United States of America; and references to Australian dollars or A$ are to the currency of Australia.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements that involve risks and uncertainties. Forward-looking statements relate to future events or our future financial performance and include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effect of future regulation and the effects of competition. These statements are based on our current expectations, beliefs and assumptions, and on information currently available to our management. In some cases, you can identify forward-looking statements by the use of words such as "anticipate," "expect," "intend," "plan," "seek," "may," "will," "should," "could," "would," "believe," "estimate," "project," "predict," "potential," "continue," or the negative of such terms or similar expressions. These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, levels of activities, performance and other factors to be materially different from those anticipated in such forward-looking statements. Factors that might cause such differences include the risks discussed in "Item 3. Key Information - Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects," as well as those discussed elsewhere in this annual report.

     We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this annual report. We will not update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

ITEM 3.A  SELECTED FINANCIAL DATA

     The following selected financial data for the five years ended June 30, 2004 should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" below and our financial statements and related notes contained elsewhere in this annual report. The balance sheet information as at June 30, 2003 and 2004 and the statement of operations data for fiscal 2002, 2003 and 2004 are derived from our audited financial statements included in this annual report. Balance sheet information as of June 30, 2000, 2001 and 2002 and statement of operations information for fiscal 2000 and 2001 are derived from our audited financial statements which are not included in this annual report.

                                                             For the Years Ended June 30,
                                      ------------------------------------------------------------------------
                                          2000           2001           2002           2003           2004
--------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Revenue From Operations               $    173,661   $    198,331   $    704,044   $  1,051,695   $ 1,394,589

Cost of Operations:

   Research and development              2,757,628      2,374,319      2,185,066      2,435,896     3,183,278
   Selling, general and
     administrative costs                  869,266        862,031      1,214,771      1,958,355     2,494,570

Total Cost of Operations                 4,241,123      3,757,915      4,104,544      5,018,983     6,299,231
                                      -------------  -------------  -------------  -------------  ------------


Gross Loss                              (4,067,462)    (3,716,051)    (3,601,294)    (4,391,353)   (5,277,908)

Total Other Income (Expenses)             (206,050)       402,528        417,658        537,991     1,078,787
                                      -------------  -------------  -------------  -------------  ------------

Net Loss from continuing              $ (4,273,512)  $ (3,313,523)  $ (3,183,636)  $ (3,853,362)  $(4,199,121)
operations

Discontinued operations                   (206,621)        41,341        104,421        288,213       654,666
                                      -------------  -------------  -------------  -------------  ------------

Net Loss                               ($4,480,133)   ($3,272,182)   ($3,079,215)   ($3,565,149)  $(3,544,455)
                                      =============  =============  =============  =============  ============

 Profit/(Loss) Per Ordinary
Share
                                      =============  =============  =============  =============  ============

     Continuing operations            $      (0.22)  $      (0.14)  $      (0.13)  $      (0.16)  $     (0.13)
                                      =============  =============  =============  =============  ============

     Discontinued operations          $      (0.01)             -              -   $       0.01   $      0.02
                                      =============  =============  =============  =============  ============

     Net loss per ordinary share      $      (0.23)  $      (0.14)  $      (0.13)  $      (0.15)  $     (0.11)
                                      =============  =============  =============  =============  ============
Weighted Average Number of
   Ordinary Shares Outstanding          19,729,300     23,404,883     24,391,869     24,391,869    32,675,867

                                                      For the Years Ended June 30,
                            -------------------------------------------------------------------------
                                2000           2001           2002           2003           2004
-----------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

Cash and Cash Equivalents   $  6,529,982   $  8,391,775   $  6,430,377   $  8,001,842   $  9,885,656

Working Capital                6,277,381      9,517,072      7,174,683      7,332,942      9,039,396

Total Assets                  10,440,838     11,649,736      9,865,368     10,230,017     11,208,140

Long-Term Debt                       -0-            -0-            -0-            -0-            -0-

Capital Stock                 35,737,563     41,800,156     41,800,156     44,153,011     48,869,981

Accumulated Deficit          (25,499,114)   (28,771,296)   (31,850,511)   (35,415,660)   (38,960,115)

Total Stockholders' Equity  $  9,468,280   $ 10,823,825   $  8,523,149   $  8,504,942   $  9,934,555


ITEM 3.D.  RISK FACTORS

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

     WE ARE AT AN EARLY STAGE IN THE DEVELOPMENT OF PHARMACEUTICAL PRODUCTS AND OUR SUCCESS IS UNCERTAIN

     We are at an early stage in the development of our pharmaceutical products. Although we are presently generating revenues from the sale of contract manufacturing services, we have not sufficiently advanced the development of our lead product candidates, PI-88 and PI-166 to enable their registration, and, accordingly, have not begun to market or generate revenues from their commercialization. PI-88, PI-166 and future pharmaceutical product candidates will require significant additional investment in research and development, preclinical testing and clinical trials, drug manufacture and supply, regulatory and sales and marketing activities, and regulatory approval prior to any commercial sales. We cannot make any assurances that PI-88, PI-166 or any other product candidates, if successfully developed, will generate sufficient or sustainable revenues to enable us to be profitable.

     THERE IS A SIGNIFICANT RISK THAT WE MAY NOT BE ABLE TO COMPLETE THE DEVELOPMENT OF PI-88 OR PI-166, OR DEVELOP OTHER PHARMACEUTICAL PRODUCTS

     We cannot make any assurances that we will be able to develop PI-88, PI-166 or any future pharmaceutical product candidates adequately to attract a suitable collaborative partner, or that our research will lead to the discovery of additional product candidates, or that any of our current and future product candidates will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. We also cannot make any assurances that the products we develop will be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payors. We cannot predict if or when PI-88, PI-166, or any of our other pharmaceutical products under development will be commercialized.

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

     We are currently conducting three Phase II clinical trials of PI-88 in cancer patients in the United States, Taiwan and Australia and have planned further trials. We also are conducting a Phase I clinical trial of PI-166 in Australia and, depending on the results of this trial, may conduct additional clinical trials. We plan to enter into collaborative arrangements with a suitable pharmaceutical or biotechnology company to commercialize PI-88 and PI-166. We cannot make any assurances that we will be able either to complete the current clinical trials of PI-88 and PI-166 successfully, commence additional clinical trials of PI-88 or PI-166 as anticipated, or at all, or to demonstrate the safety and efficacy or superiority of PI-88 or PI-166 over existing therapies or enter into any collaborative arrangement to commercialize PI-88 and PI-166 on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

     Clinical trials may take up to several years to complete. The length of time varies substantially according to the type, complexity, novelty, patient recruitment into and intended use of the product candidate. We cannot make any assurances that, when Phase II clinical trials are completed, we will be able to enter into a collaborative arrangement with a suitable pharmaceutical or biotechnology company to complete the development of, or commercialize PI-88 or PI-166. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the Australian Therapeutic Good Administration's
(TGA) Drug Safety and Evaluation Branch, the U.S. Food and Drug Administration
(FDA) or any other authority, or, that such request and application will be reviewed and cleared by any of these authorities, as applicable, in a timely manner, or at all.

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

     If we successfully establish strategic collaborations, the management of our relationship with collaborators will require significant time and effort from our management team, coordination of our research and development programs with the research and development priorities of our collaborators, and effective allocation of our resources to multiple projects. We cannot be certain that these relationships will result in the successful development or commercialization of our product candidates or the generation of sales revenue. If we enter into strategic collaborations at an early phase of product development, our success will in part depend on the performance of our corporate collaborators. Factors that could harm a successful collaboration include:

     - Collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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

     WE REQUIRE SUBSTANTIAL ADDITIONAL FINANCING IN THE FUTURE TO SUFFICIENTLY FUND OUR OPERATIONS AND RESEARCH

     We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and preclinical testing and as we conduct clinical trials of PI-88, PI-166 and our other product candidates. Although our future capital requirements will depend on many factors, we believe that our existing cash and investments resources will be adequate to satisfy the requirements of our current and planned operations through to March 2006. We cannot, however, make any assurances that such funds will be sufficient to meet our actual operating expenses and capital requirements during such period. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

     -    The continued progress of our research and development programs;

     - The timing, scope, results and costs of preclinical studies and clinical trials;

     -    The progress of licensing efforts

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

     WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NOT ACHIEVE PROFITABILITY IN THE NEAR FUTURE

     We have incurred net operating losses in each year since we began operations in 1989. As of June 30, 2004, we had an accumulated deficit of approximately $39.0 million, primarily attributable to our research and development activities. We expect to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and preclinical activities and commence additional clinical trials of PI-88 and PI-166.

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

     Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection we can obtain on some or all of our inventions outside Australia or prevent us from obtaining patent protection outside Australia, either of which could have a material adverse effect on our business, financial condition and results of operations. For example, methods of treating humans are not patentable in many countries outside Australia and the United States. Moreover, since patent applications in Australia and the United States are maintained in secrecy until the patent is issued, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or our licensors were the first to file patent applications for such inventions. Additionally, the enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention.

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

     WE MAY NOT BE ABLE TO OBTAIN THE EXTENSIVE GOVERNMENT APPROVALS REQUIRED TO BRING OUR PHARMACEUTICAL PRODUCTS TO MARKET

     Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived there from will be, subject to regulation by numerous governmental authorities in Australia, principally the TGA, and by the FDA in the United States, the Medicines & Healthcare Products Regulatory Agency in the United Kingdom and the European Medicines Evaluation Authority. Prior to marketing, any therapeutic product developed must undergo rigorous preclinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies including the FDA in the United States and the Medicines Control Agency in the United Kingdom. These processes can take many years and require the expenditure of substantial resources. Delays in obtaining regulatory approvals could adversely affect the development and commercialization of our pharmaceutical product candidates and could have a material adverse impact on our business, financial condition and results of operations. Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

     OUR RESEARCH AND DEVELOPMENT EFFORTS WILL BE SERIOUSLY JEOPARDIZED IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL AND CULTIVATE KEY ACADEMIC AND SCIENTIFIC COLLABORATIONS

     We are a small company with only 40 full-time employees. Our success is highly dependent on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

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

     WE MAY NEED TO ESTABLISH OUR SALES, MARKETING AND DISTRIBUTION CAPABILITY

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

     Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Although the Australian government continues to provide a subsidy to certain prescribed prescription pharmaceutical products through the Pharmaceutical Benefits Scheme, which, pending development, could include PI-88 and PI-166, uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

     OUR BUSINESS AND OPERATIONS MAY BE NEGATIVELY IMPACTED IF WE FAIL TO COMPLY WITH GOVERNMENT REGULATIONS APPLICABLE TO OUR CURRENT REVENUE GENERATING BUSINESS

     We import biological products into Australia under existing permits from the Australian Quarantine and Inspection Service that require us to declare incoming biological materials and to ensure that such products contain labels as to their use and disposal under approved methods. Any potential violation of Australian import laws or modification or revocation of our permits could be significant and may negatively impact our business and operations. Our contract manufacturing operations include some manufacturing processes that are required to comply with the applicable cGMP requirements of the TGA, the Australian Office of Gene Technology Regulator and the Australian National Registration Authority (agricultural and veterinary chemicals), which govern the methods, controls, facilities and quality assurance procedures used in manufacturing, packing and storing biological and pharmaceutical products. In addition, certain international markets have quality assurance and manufacturing requirements that may be more or less rigorous than those in Australia. Our manufacturing facilities are also subject to biennial inspections by the TGA and the Australian National Registration Authority. Any potential failure to comply with cGMP requirements or with any other international requirements could have a material adverse impact on our business, financial condition and results of operations.

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

ITEM 4.  INFORMATION ON THE COMPANY

ITEM 4.A.  HISTORY AND DEVELOPMENT OF THE COMPANY

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

     As part of our focused strategy towards drug discovery and development, we sold our Life Sciences division in November 2003 and intend to pursue selective strategic alliances to complete product development and move our product candidates into the market place.

     We have incurred significant losses since our inception and as of June 30, 2004, our accumulated deficit was approximately $39.0 million. We expect to incur additional operating losses for at least the next several years as we accelerate our drug discovery research, expand our development and preclinical activities, conduct additional clinical trials with PI-88 and PI-166, and advance into later stages of development. We may need to raise additional funds in the future to continue our operations.

     To date, we have funded our operations primarily through sales of equity and debt securities, including an Australian initial public offering in 1995 for approximately A$7.7 million ($5.7 million) in net proceeds, and an Australian and overseas institutional placement underwritten by UBS Warburg in March 2000 for approximately A$10.6 million ($6.7 million) in net proceeds. In November 2000, we raised A$10.5 million ($5.5 million) by the issue of 2.75 million ordinary shares to Medigen Biotechnology Corporation, our collaborative partner for PI-88 clinical trials. In June 2003, we raised approximately A$3.5 million ($2.35 million) in net proceeds under an Australian and New Zealand share purchase plan and Australian placement, and in November 2003, we raised approximately A$5.3 million ($3.8 million) in net proceeds under an Australian placement to institutional and sophisticated investors. As of December 2, 2004, we have raised approximately A$1.29 million ($0.92 million) in net proceeds through the exercise of bonus options granted to our shareholders on a one for eight pro rata basis in November 2003.

CORPORATE INFORMATION

     Our principal executive offices are located at 2806 Ipswich Road, Darra, Queensland 4076, Australia. Our web site is located at www.progen.com.au.
                                                       -----------------
Information contained on our web site is not incorporated by reference into and does not form a part of this annual report.

     Progen is a registered trademark of Progen Industries Limited. Trademarks, tradenames or service marks of other companies appearing in this annual report are the property of their respective owners.

ITEM 4.B. BUSINESS OVERVIEW

     Progen Industries Limited is an Australian-based, globally-focused biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics for the treatment of cancer and other serious diseases. Our lead product candidate, PI-88, is one of a new class of multi-functional, multi-targeted cancer therapeutics inhibiting both angiogenesis, or tumor promoting factors such as Vascular Endothelial Growth Factor, Fibroblast Growth Factor 1, Fibroblast Growth Factor 2, and also heparanase, an enzyme implicated in metastasis (tumor spread). PI-88 completed two Phase I trials in January and February 2004 and is currently being studied in three Phase II clinical trials in the U.S., Australia and Taiwan under an active Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA. In May 2004, PI-88 was designated an orphan drug by the FDA for the treatment of high risk Stage II, Stage III and Stage IV melanoma.

     Preliminary results of the Phase I solid tumor trial, as well as results of the completed multi-center Australian Phase II clinical trial of PI-88 in patients with multiple myeloma (bone marrow cancer) have shown:

     - Disease control in 15 out of 38 (39%) evaluable patients in the Phase I advanced solid tumor monotherapy study (includes one partial response and 14 disease stabilizations for periods greater than three months up to 38 months);

     - 42% of melanoma patients in the Phase I advanced solid tumor monotherapy study showed disease control (includes one partial response and seven disease stabilizations for periods greater than three months);

     - Disease stabilization in seven out of 18 patients (39%) with refractory or relapsed multiple myeloma treated with PI-88, in a Phase II study, with one patient still receiving PI-88 after 32 months; and

     - PI-88 has an acceptable safety and tolerability profile in clinical trials to date.

     Our second oncology product candidate, PI-166, is undergoing a Phase I clinical trial in patients with inoperable primary liver cancer (hepatocellular carcinoma or HCC). PI-166 is a potential novel treatment modality that serves a patient population, which is particularly difficult to treat and whom are suffering from a disease that is resistant to current therapies.

     Through our internal drug discovery research program and academic collaborations, we are developing small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease-related protein targets as potential therapeutics for cancer and other serious diseases. Our research team and academic collaborators have identified a portfolio of heparan sulfate binding proteins that are involved in different diseases, and we are now designing, synthesizing and screening small molecule compounds that disrupt heparan sulfate binding.

     We also provide contract manufacturing and bioprocess technology development services to the Australian Code of Good Manufacturing Practice, or cGMP, standards through our Commercial Services division. This division serves Australian and U.S.-based clients and has shown revenue growth over each of the past four years.

OUR BUSINESS STRATEGY

     We intend to develop and commercialize therapeutics for cancer and other serious diseases. To achieve this objective, we are concentrating on the following key initiatives:

     - Leveraging in-house expertise and capabilities in Product Development. We believe that our core scientific and management team has significant and demonstrated expertise in drug discovery and in selecting and advancing promising product candidates into early stage human clinical trials to demonstrate proof of efficacy. We intend, as necessitated by our existing and in-licensed programs, to expand our in-house capabilities in molecular modeling, biochemistry, cell biology, crystallography, medicinal and synthetic chemistry, pharmacology and clinical trial management.

     - Discovering and developing novel small molecule therapeutics using our proprietary drug discovery technology platform. We will continue to focus our drug discovery research programs on the discovery and development of small molecule therapeutics for cancer and other serious diseases, that will feed our product candidate pipeline and leverage our drug development infrastructure over time.

     - Expanding our product candidate pipeline through in-licensing. In addition to our internal drug development efforts, we intend to selectively in-license lead compounds and new therapies for cancer and other serious diseases at early stages of development and other new therapies for cancer and other serious diseases and undertake early stage clinical development.

     - Establishing strategic collaborations for the development and commercialization of our product candidates. We intend to complement our internal capabilities by selectively entering into collaborations with pharmaceutical and biotechnology companies to complete product development and move our product candidates into the marketplace as well as to improve our ability to move new compounds into the clinic.

     - Leveraging our in-house manufacturing capabilities to support the development and commercialization of our product candidates. We manufacture PI-88 and PI-166 for preclinical and clinical trials at our manufacturing facility. We intend to leverage our experience in bioprocess manufacturing technologies to support the development and commercialization of our present and future product candidates.

     - Establishing and maintaining a strong intellectual property portfolio. We plan to continue to aggressively pursue patent protection in Australia, the United States and other significant markets, as well as protect trade secrets and know-how, as our drug discovery technologies uncover additional small molecule product candidates or as necessitated by our in-licensed development programs.

DEVELOPMENT PROGRAMS

     CANCER THERAPEUTICS

     PI-88 - NOVEL ANGIOGENESIS AND HEPARANASE INHIBITOR

PI-88 is our most advanced compound within our oncology pipeline. Our principal objective is to commercialize PI-88 as a cytostatic anti-cancer therapy applicable to a broad range of cancer types. All PI-88 clinical trials to date are being conducted under an active Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA. Specifically, the Phase II trial program has been purposely designed to;


     - Evaluate the efficacy and safety of PI-88 as a single agent therapy in patients with advanced melanoma
     - Evaluate the efficacy and safety of PI-88 combination with a standard chemotherapy, docetaxel (taxotere), in non-small cell lung cancer.
     - Evaluate the potential of PI-88 to reduce recurrence and increase survival in post-operative liver cancer patients as an adjuvant to surgery.
     - Evaluate the efficacy and safety of PI-88 as a single agent in hematological (blood) malignancies, notably multiple myeloma.

          PI-88 has been developed to attack the life support system of cancer in a two-fold manner:

          - Inhibition of new blood vessel growth (angiogenesis) which is essential to promote tumor growth; and

          -    Reduction in the spread of secondary tumors (metastasis).

          It is expected that attacking these processes will lead to the development of a cytostatic therapeutic approach that may reduce the toxic side effects associated with current therapies such as irradiation, chemotherapy, or other cytotoxic drugs. By inhibiting angiogenesis, it is possible to starve the tumor of nutrients and oxygen. This process has been shown to stop tumor growth in animal models. Anti-angiogenic therapeutics, including PI-88, specifically targeted at cancerous tumors may result in additive and/or synergistic efficacy when combined with other agents without significantly increasing side effects since angiogenesis occurs only in specific instances in healthy adults (wound healing, fetal development and menstrual cycle). In addition, anti-angiogenic drugs developed are expected to have broader application in a range of cancers. The concept of halting the growth of cancer and "living with the disease" is becoming a more accepted paradigm and is reflected in the design of anti-angiogenic clinical trials, including our clinical program for PI-88. Ultimately, it is hoped that cocktails of these anti-angiogenic drugs may have the potential for co-treatment with other therapies and halt the progression of cancer and grant patients many years of additional quality life.

     Angiogenesis Background

     Angiogenesis (the development of new vasculature to provide blood supply) is an important process in the progression of cancer. All tumors require blood supply to grow and survive. The vascularization of the tumor also promotes the spread of tumor cells throughout the body, which results in the formation of metastases (secondary tumors).

     Tumor angiogenesis involves the following key steps:

     - The tumor produces enzymes, including heparanase, that degrade the basement membrane of blood vessels and the extracellular matrix surrounding the endothelial cells that line blood vessel walls. Specifically, heparanase degrades heparan sulfate in the basement membrane where growth factors are stored.

     - The release of growth factors provides the angiogenic stimulus to the endothelial cells lining the nearby blood vessels. The growth factors that are released interact with heparan sulfate and with receptor molecules located on the surface of the endothelial cells, both of which are bound to the cell surface. As a result, the endothelial cells begin proliferating. Three important growth factors in this process are Vascular Endothelial Growth Factor, or VEG-F, Fibroblast Growth Factor 1, or FGF-1, and basic Fibroblast Growth Factor, or FGF-2.

     - Heparanase degradation of the extracellular matrix and basement membrane also allows the proliferating endothelial cells to migrate and form new blood vessels and the remodeling of the basement membrane.

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

     PI-88 - A Multi-Functional Therapeutic Solution

     Our lead cancer product candidate, PI-88, is being developed as a small molecule inhibitor of both angiogenesis and metastasis. In preclinical studies, PI-88 shows applicability to both a range of solid tumors and hematological tumors (blood-related malignancies) and has been shown to retard the growth of primary tumors by inhibiting new blood vessel growth (angiogenesis) and the spread of secondary tumors (metastasis). The anti-angiogenic activity is manifest in three distinct ways:

     - Inhibition of heparanase, which prevents the release of angiogenic growth factors which are resident in the extracellular matrix;

     - Direct interaction with the heparan sulfate-binding domains of angiogenic growth factors Vascular Endothelial Growth Factor, or VEG-F, basic Fibroblast Growth Factor 1, or FGF-1, and basic Fibroblast Growth Factor, or FGF-2, which reduces their functional activity; and

     - Stimulation of the release of Tissue Factor Pathway Inhibitor, or TFPI, an endogenous protein that has anti-angiogenic and anticoagulation properties.

     PI-88's anti-metastatic activity is attributable to the inhibition of heparanase, as heparanase is required to break down vasculature to allow tumor cells to spread.

     PI-88 Clinical Development Program

     All clinical trials of PI-88 are being conducted under an active IND with the FDA. In preclinical and clinical studies, PI-88 has shown an acceptable safety and tolerability profile in clinical trials to date. PI-88 is also showing early signs of clinical efficacy in the multinational clinical development program. 195 patients with various cancers have been treated and continuing treatment for some patients range from 3 months to beyond three years. Since PI-88 is an anti-angiogenic agent, the primary and relevant efficacy endpoint for these early stage clinical trials is stabilization of disease. This is an important difference from traditional cytotoxic anti-cancer therapies, where more toxic agents (cytotoxics) maybe used to eradicate cancer cells, often with adverse consequences to normal cells and to the patient.

     The following chart summarizes the results of our ongoing, recently completed and currently planned clinical trials for PI-88.

--------------------------------------------------------------------------------------------------------------------
                                           PHASE II TRIALS
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
  Indication          Treatment                               Status & Key Points
--------------------------------------------------------------------------------------------------------------------
Advanced         PI-88 monotherapy              Phase II component of this Phase I/II trial commenced January 2004.
Melanoma         (subcutaneous self             Completed the recruitment of 46 patients
                 administration)
--------------------------------------------------------------------------------------------------------------------
Advanced Lung    PI-88 + taxotere (docetaxel)   Trial commenced February 2004.
Cancer (NSCLC)   combination therapy.           90 patients to be recruited.
                 (subcutaneous self
                 administration)
--------------------------------------------------------------------------------------------------------------------
Multiple         PI-88 monotherapy              Completed.
Myeloma          (subcutaneous self-            Disease marker study - 19 patients.
                 administration)                Disease Stabilisation (SD) 39% of evaluable patients.
--------------------------------------------------------------------------------------------------------------------
Liver Cancer     PI-88 as adjuvant treatment    Trial commenced July 2004.
(primary)        post surgery (subcutaneous     340 patients to be recruited. Trial conducted and funded by Medigen
                 self administration)           Biotechnology Corporation.
--------------------------------------------------------------------------------------------------------------------
                                           PHASE I TRIALS
--------------------------------------------------------------------------------------------------------------------
  Indication          Protocol                                Status & Key Points
--------------------------------------------------------------------------------------------------------------------
Melanoma  +      PI-88 dose and safety          Completed.  Thirty-eight (38) evaluable patients.
other advanced   determination study of PI-88   15/38 patients with disease control SD/PR (39% rate, SD (n=14) and
solid tumors     subcutaneous self              PR (n=1)
                 administration.                8/19 (42%) melanoma patients with SD/PR
                                                Maximum tolerated dose determined to be 250mg 4 consecutive days per week.
--------------------------------------------------------------------------------------------------------------------
Advanced         PI-88 + taxotere (docetaxel)   Completed.
Cancers          dose and safety                17 evaluable patients recruited.  Confirmed safety and tolerability
Solid tumors     determination study of         profile of PI-88 in combination with docetaxel
                 combination treatment.
--------------------------------------------------------------------------------------------------------------------
Advanced         PI-88 dose and safety          Completed.
Cancers          determination study of PI-88   14 patients recruited.  Highest dose 2.28mg/kg continuous dosing 14
                 intravenous (IV)               consecutive days.
                 administration.
--------------------------------------------------------------------------------------------------------------------

     PI-88 is being investigated under an active IND with the FDA. Ongoing and recently completed clinical trials for PI-88 are as follows:

     - In August 2003, we completed an Australian multi-center Phase II trial in Multiple Myeloma. 19 patients with refractory or relapsed multiple myeloma, a bone marrow cancer, were enrolled at three Australian hospitals, The Alfred Hospital in Melbourne under Dr. Andrew Spencer, The Mater Misericordiae in Newcastle under Dr. Arno Enno, and The Wesley Clinical Research Centre in Brisbane under Dr. John Bashford. The endpoint of the study, stabilization of serum disease markers, was achieved in seven, of the 18 evaluable patients (39%) in the study. One patient continues to receive PI-88 post-study under a special access scheme after 32 months.

     - In January 2004 we concluded the Phase I component of a Phase I/II clinical trial at the University of Colorado Health Sciences Center in Denver, Colorado, in which PI-88 was self-administered subcutaneously (injected under the skin) to patients with advanced malignancies (including melanoma and renal-cell carcinoma) in order to determine the appropriate safe dose of PI-88 for the Phase II component of this study. 15 out of 38 evaluable patients with advanced tumors (39%) have had disease stabilization ranging from three to 38 months, including one partial response. This trial examined the dosing and investigated the safety and tolerability of PI-88 as a single-agent therapy. Following completion of the Phase I component of this study, the Phase II component, investigating advanced melanoma specifically, was launched in four sites across Australia with advanced melanoma patients and at the University of Colorado Health Sciences Center in Denver, Colorado. Recruitment into this Phase II component of this study has concluded with 46 patients enrolled on the study.

     - In February 2004 we concluded a Phase I trial at the University of Colorado Cancer Center in Denver, Colorado, of PI-88 in combination with taxotere, a frequently used chemotherapy treatment, in patients with advanced solid tumors. This trial was designed to determine the appropriate safe dose of PI-88 when combined with weekly doses of taxotere, and was conducted as a precursor to a planned multi-center Australian Phase II trial of the combination in patients with advanced non-small cell lung cancer. 16 patients were recruited into this Phase I study and the trial met its objectives of determining the safety and tolerability of PI-88 in combination with taxotere. Following the completion of the Phase I component a multi-center Australian Phase II trial of PI-88 in combination with taxotere in patients with advanced non-small-cell lung cancer was launched utilizing the dose established from the Phase I combination study.

     - In July 2004 a Phase II trial of PI-88 as post-operative (following surgery) adjuvant treatment in patients with primary liver cancer (hepatocellular carcinoma or hepatoma) was launched in 4 Taiwan clinical centers by our alliance partner and clinical collaborator, Medigen Biotechnology Corporation (MBC) an emerging Taiwanese biotechnology company.

     Other earlier PI-88 clinical trials include:

     - Completion of a Taiwanese Phase Ib clinical trial in advanced cancer patients to assess the safety and tolerability of PI-88 given intravenously in Asian patients suffering from advanced forms of cancer, by our alliance partner and clinical collaborator, Medigen Biotechnology Corporation.

     - Completion of a Phase I clinical trial in healthy volunteers in Manchester, the United Kingdom in March 1999. This first-time-in-man clinical trial was designed to evaluate the safety, tolerability and pharmacokinetic profile (concentration in the blood over time) of PI-88 when administered intravenously.

     - Completion of a multi-center Phase Ib clinical trial in patients with advanced solid tumors at the Royal Melbourne Hospital and the Peter MacCallum Cancer Institute in Melbourne, Australia in November 2000. The clinical trial was designed to assess the safety and tolerability of PI-88 when administered intravenously.

     - Completion of a Phase I clinical trial in healthy volunteers in Manchester, the United Kingdom in October 2000. The clinical trial was designed to evaluate the safety, tolerability and pharmacokinetic profile of PI-88 when administered subcutaneously.

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

     PI-166 - NOVEL ANTI-CANCER AGENT

     PI-166, our second oncology product candidate, is a novel combination of an active small organic chemical molecule and a delivery vehicle that directs and retains the active drug constituent at the tumor site. PI-166 is being developed for potential application in the treatment of advanced hepatocellular carcinoma (primary liver cancer).

     Preclinical Studies of PI-166

     Preclinical studies of PI-166 indicate that this treatment modality has antiproliferative activity against hepatocellular carcinoma (liver cancer) cells in vitro (within an artificial environment) and anti-tumor activity in vivo against the Novikoff hepatoma in rats, a model of primary liver cancer in humans that like human hepatoma, is known to be highly resistant to standard chemotherapeutic agents.

     Development Strategy for PI-166

     A Phase I clinical trial with PI-166 was initiated at the St. George Hospital in Sydney in 2003. Due to slower than expected recruitment from this center additional sites have recently been added ( Princess Alexandra Hospital, Brisbane and Monash Hospital, Melbourne). The primary objective of this trial is to investigate the safety and tolerability of escalating doses of PI-166 in patients with advanced stage primary liver cancer where surgical intervention is no longer an option (unresectable). Based on interim data to date, no drug-related side effects of PI-166 have been observed in patients enrolled in the trial.

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

     DRUG DISCOVERY RESEARCH

     The goal of our drug discovery research is to discover and develop small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease related protein targets as potential therapeutics for cancer. Our current drug discovery research involves the on-going collaboration with the academic laboratory of Professor Martin Banwell of the Research School of Chemistry at the Australian National University in Canberra, Australia. The company funded three-year collaborative heparanase program with Prof. Mark von Itzstein at the Griffith University's Institute of Glycomics came to a conclusion in March 2004. The proprietary core technology for our drug discovery research, out of which PI-88 was developed, emanates from our previous collaborative research on heparan sulfate mimics and related polysaccharides with Professor Christopher Parish of The John Curtin School of Medical Research at the Australian National University, Canberra, Australia. Our drug discovery research program is partially funded by a A$3.1 million Australian federal government AUSIndustry START grant awarded in August 2001.

      Our internal research program, augmented by the work of our academic collaborators, has led to the identification of a portfolio of heparan sulfate binding proteins that are involved in different diseases, and we are designing, synthesizing and screening small molecule compounds that disrupt heparan sulfate binding.

     We believe our advanced understanding of the role of carbohydrates in disease processes combined with our clinical development expertise in advancing promising product candidates into early stage clinical trials to demonstrate proof of efficacy enables us to discover novel therapeutics as well as identify and license product candidates. We intend to enter into collaborations with pharmaceutical and biotechnology companies that will allow us to build on our in-house expertise and capabilities, including acquiring additional product candidates, as well as improve our ability to move new compounds into the clinic.

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

     Small Molecule Drugs. The advantage of small molecule drugs over
     --------------------
therapeutic proteins includes their potential for oral administration, applicability to a wider range of disease targets, including those inside the cell, improved effectiveness, reduced side effects and greater ease of manufacture compared to carbohydrates. Small molecule drugs are particularly appropriate for the treatment of chronic diseases that require daily administration over many years. Historically, the opportunity to commercialize small molecule drugs has been limited by the difficulty of discovering safe and effective small molecules.

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

      Our goal is to produce lead molecules that inhibit the binding of heparan sulfate to different proteins. Our rational drug design approach analyzes the binding of specific regions of heparan sulfate to target proteins by computer modeling to aid the design of very selective drugs that bind to the same protein and block heparan sulfate. We have been able to identify a significant number of heparan sulfate binding proteins and many are shown to be involved in different diseases including cancer, infectious disease, cardiovascular disease and inflammatory disease such as multiple sclerosis. Previous work done by our research collaborators and others has demonstrated that if these targets are blocked, disease can be halted.

     Using a comparative database of the three dimensional structures of a number of heparan sulfate-binding proteins, we have been able to design, synthesize and screen several first generation classes of molecules (scaffolds) that bind to the protein targets and inhibit their heparan sulfate-binding ability. We have also been able to chemically modify these scaffolds to dramatically increase their specificity for specific protein targets. We believe that these new small molecule compounds produced by our proprietary synthetic procedures can also potentially incorporate chemical groupings to aid detection and oral delivery. Our initial primary targets include Vascular Endothelial Growth Factor, or VEG-F, and a family of cell signaling molecules called Fibroblast Growth Factors, or FGFs, and include FGF-1 and FGF-2.

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

     We support, or have supported, pivotal research at the following institutions:

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

     - Griffith University's Institute of Glycomics in Brisbane, Australia through a three-year collaborative heparanase program funded by us. This collaboration came to a conclusion in March 2004. This program sought to design an inhibitor to the enzyme heparanase that is implicated in inflammatory diseases such as multiple sclerosis and inflammatory bowel disease. We may extend the program depending on the availability of alternative external funding. Our investment in the program is protected by the application of two patents.

     At various times, we have also conducted collaborative research with The John Curtin School of Medical Research at the Australian National University in Canberra, Australia, the Institute of Medical and Veterinary Sciences, Adelaide, Australia, the University of Otago in Otago, New Zealand, the Gothenburg University in Gothenburg, Sweden, the University of California in Davis, California, the University of California in San Francisco, California, the University of Nebraska in Lincoln, Nebraska, the University of L'Aquila in L'Aquila, Italy, and The Royal North Shore Hospital, Sydney, Australia.

     Our clinical collaborators include:


Phase I/II melanoma monotherapy study:
     -    The University of Colorado Health Sciences Center (Denver, Colorado)
     -    Sir Charles Gairdner Hospital (Perth, Australia);
     -    Princess Alexandra Hospital (Brisbane, Australia);
     -    The Alfred Hospital (Melbourne, Australia); and
     -    The Queen Elizabeth Hospital (Adelaide, Australia).

Phase II Non-Small Cell Lung (NSCL) cancer studying PI-88 in combination with taxotere:
     -    Royal Prince Alfred Hospital (Sydney, Australia);
     -    Sir Charles Gairdner Hospital (Perth, Australia);
     -    Border Medical Oncology (Wodonga, Australia);
     -    Mater Adult Hospital (Brisbane, Australia);
     -    Prince Charles Hospital (Brisbane, Australia);
     -    The Alfred Hospital (Melbourne, Australia);
     -    Royal North Shore Hospital (Sydney, Australia);
     -    The Queen Elizabeth Hospital (Adelaide, Australia);
     -    Prince of Wales Hospital (Sydney, Australia);
     -    Newcastle Mater Hospital (Newcastle, Australia); and

     -    Sydney Haematology and Oncology Clinic (Sydney, Australia).

Phase I trial of PI-166 in patients with unresectable hepatocellular carcinoma is being conducted at:
     -    St George Hospital (Sydney, Australia);
     -    Princess Alexandra Hospital (Brisbane, Australia); and
     -    Monash Medical Centre (Melbourne, Australia).

Medigen Biotechnology Corporation in Taipei, Taiwan, is conducting a Phase II clinical trial with PI-88 in patients with post-resection hepatoma at:
     -    The National Taiwan University Hospital (Taipei, Taiwan);
     -    Chang Gung Memorial Hospital (Linkou, Taiwan);
     -    Veterans General Hospital (Taichung, Taiwan); and
     -    China Medical University Hospital. (Taipei, Taiwan).

The collaboration between us and Medigen is described in the following section.

     In August 2003, we completed an Australian multi-center Phase II study of PI-88 in multiple myeloma patients at The Alfred Hospital in Melbourne, The Mater Misericordiae Hospital in Newcastle and the Wesley Clinic Research Centre in Brisbane. In 2001, clinical testing of intravenous PI-88 in Phase Ib clinical trials in advanced stage cancer patients at the Peter MacCallum Cancer Institute and at the Royal Melbourne Hospital was concluded under the auspices of the Center for Developmental Cancer Therapeutics.

     COLLABORATION WITH MEDIGEN BIOTECHNOLOGY CORPORATION

     In May 2000, we entered into a strategic alliance agreement with Medigen Biotechnology Corporation, or MBC, a biotechnology company based in Taiwan. The collaboration relates to early stage clinical trials of PI-88. Under the agreement:

     -    We have retained all intellectual property rights to PI-88;

     - MBC will receive a percentage of our future revenues received from PI-88 in cancer and cardiovascular disease provided MBC successfully completes all clinical trials agreed to be conducted and funded by MBC under the agreement;

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

     - We have agreed to assist MBC, at MBC's cost, to establish a manufacturing plant that can produce potential human therapeutics in accordance with cGMP and FDA requirements if so requested; and

     - MBC has the right to negotiate the funding and conduct of Phase III trials with PI-88, subject to any agreements that we may enter into with strategic partners to further develop and commercialize PI-88.

     In return, MBC:

     - Will fund and conduct one Phase II cancer trial with PI-88 and one Phase II cardiovascular trial with PI-88;

     - Will fund and conduct two Phase II proof of principle cancer trials with PI-88;

     - Has issued to us a 19.9% equity stake in MBC with certain anti-dilution rights; and

     -    Has paid to us A$11 million for 2.75 million of our ordinary shares.

COMMERCIAL SERVICES BUSINESSES

     LIFE SCIENCES

     Prior to the sale of our life sciences division to Global Science and Technology Limited in November 2003 we were the Australian and New Zealand distributor of a wide range of life sciences research products manufactured by a number of U.S. and European life sciences companies. We also offered our own range of fine chemical products sold under the Progen brand name. Our life sciences products were marketed to research and diagnostic laboratories in private and government institutions, including universities, hospitals and biotechnology companies, by our own sales staff and under sub-distributor arrangements in New Zealand and Western Australia.

     CONTRACT MANUFACTURING

     We provide contract manufacturing services to cGMP standards for various human clinical trial and therapeutic products and veterinary pharmaceuticals, as well as non-cGMP bioproducts contract manufacturing services. We also provide bioprocess technology development services and consulting services in quality and regulatory management systems. Contract and consulting services revenues constituted approximately 34.9%, 37.6% and 56.0% of our sales revenue for the fiscal years ended June 30, 2002, 2003 and 2004, respectively.

     Following the sale of our life sciences division in November 2003 contract manufacturing services contributes 100% of our sales revenue.

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

     - Submission of an investigators' brochure and clinical protocols to the independent ethics committee, or IEC, of each institution at which the trial is to be conducted;

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

     Clinical trials are typically conducted in three sequential phases that may overlap:

     - Phase I clinical trials that involve the initial introduction of the drug into human subjects and the exploration of its safety (adverse effects), dosage tolerance, absorption, metabolism, excretion and pharmacodynamics;

     - Phase II clinical trials that (i) evaluate the efficacy of the drug for specific, targeted indications, (ii) determine dosage tolerance and optimal dosage, and (iii) identify possible adverse effects and safety risks. Phase II trials usually involve studies in a limited patient population; and

     - Phase III clinical trials that generally further evaluate clinical efficacy and further test for safety within an expanded patient population sufficient to provide statistically significant data.

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

     We successfully completed our first Phase I clinical trial with PI-88 given as an intravenous infusion in healthy volunteers in Manchester, the United Kingdom, in March 1999, and our first Phase Ib clinical trial with PI-88 given intravenously in cancer patients in November 2000. The multi-center oncology Phase Ib clinical trial was conducted at the Royal Melbourne Hospital and the Peter MacCallum Cancer Institute, Melbourne, Australia, under the auspices of the Centre for Developmental Cancer Therapeutics pursuant to an IND application with the FDA, a CTN application with the TGA and IEC approvals.

     All completed and ongoing PI-88 patient clinical trials are/have been conducted under an active IND application with the FDA, under a CTN application with the TGA for Australian sites and other health authority jurisdictions where relevant.

     In January 2003, a Phase I clinical trial with PI-166 in patients with unresectable primary liver cancer, was initiated at the St. George Hospital in Sydney, Australia. This Phase I trial is being conducted under a separate CTN application with the TGA.

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

     U.S. Government Regulation

     FDA approval to market our drug products in the U.S. is expected to be undertaken by us or in conjunction with a commercial partner. The approval process of the FDA and TGA are similar, with substantial requirements for preclinical research, conduct of clinical trials, and manufacture of the product. Human clinical testing of a new drug requires the submission of an IND that must include the results of preclinical studies, together with manufacturing information and analytical data. We cannot make any assurances, however, that submission of an IND will allow us to commence clinical trials. Furthermore, once trials have commenced, the FDA may stop the trials, or particular types of trials, by placing a "clinical hold" on such trials because of, for example, concerns regarding the safety of the product being tested. Such holds can cause substantial delay and, in some cases, may require abandonment of a product. In addition, in the U.S., Phase IV clinical trials are conducted after approval by the FDA to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as "Phase III/IV post-approval clinical trials." Failure to promptly conduct Phase IV clinical trials could result in withdrawal of product approval under accelerated approval regulations.

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

     The FDA has implemented accelerated review and approval procedures for therapies that have been studied for their safety and effectiveness in treating serious life-threatening or severely debilitating diseases, and which provide a meaningful therapeutic benefit to patients over existing treatments. Sponsors of such products may request to meet with the FDA-reviewing officials early in the drug development process to review and reach agreement on the design of necessary preclinical and clinical studies. We believe that PI-88 may ultimately qualify for this expedited review and approval process. Depending on the results of our current PI-88 clinical trial program, some of our later stage clinical trials may be designed with the objective of securing accelerated approval by the FDA. Significant uncertainty exists as to whether, and the extent to which, accelerated review and approval will be granted. The FDA also retains considerable discretion in determining eligibility for accelerated review and approval and is not bound by discussions that an applicant may have with FDA staff. Accordingly, the FDA could employ such discretion to deny eligibility of PI-88 as a candidate for accelerated review or require additional clinical trials or other information before approving PI-88. In addition, the approval of a product under the expedited approval procedures is subject to various conditions, including the requirement to verify clinical benefit in post-marketing studies and the authority on the part of the FDA to withdraw approval under streamlined procedures if such studies do not verify clinical benefit, or under various other circumstances. We cannot predict the ultimate impact, if any, of the new approval process on the timing or likelihood of FDA approval of PI-88 or any of our other potential products.

     We are currently conducting the Phase II component of a Phase I/II clinical trial of PI-88 as a single agent therapy in patients with melanoma in a multi-center study in Australia and the U.S. in addition a Phase II multi-center combination study of PI-88 and taxotere in Australia in NSCL cancer patients under our IND with the FDA and separate CTN applications with the TGA. We may seek FDA and TGA approval for independent Phase II trials of PI-166 in the U.S. and Australia upon successful completion of the Phase I trial in Australia. We cannot make any assurances that our submissions to the FDA or the TGA will be successfully reviewed, that the requisite approvals will be granted, that accelerated approvals will apply, or that clinical trials will commence.

     Orphan Drug Status

     PI-88, our lead product candidate, has been designated as an orphan drug by the FDA for treatment of high risk Stage II, Stage III and Stage IV melanoma. If our other product candidates meet the criteria, we may also apply for orphan drug status for such product candidates.

     The FDA may grant orphan drug status to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug status does not convey any advantage in, or shorten the duration of, the regulatory review and approval process, and the FDA may grant orphan drug status to multiple competing product candidates targeting the same indication. A product that has been designated as an orphan drug that subsequently receives the first FDA approval for the indication for which it has received such designation is entitled to orphan drug exclusivity and the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years from the date of FDA approval. A supplier of a designated orphan product may also seek certain tax benefits.

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

     PATENTS

     We own or have exclusive rights to 26 granted patents (including those accepted for grant) and a further 28 patent applications worldwide that relate to our proprietary technology in Australia, the United States and other foreign countries, of which three are issued Australian patents and nine are corresponding issued United States patents with expiration dates between 2013 and 2018. We also have exclusive licenses to approximately 11 families of patent applications and have been assigned a further 2 families of patent applications.

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

     LICENSES

     PI-88. We have an exclusive worldwide license from the Australian National
     -----
University in Canberra, Australia, to five families of patents and patent applications relating to PI-88, our sulfated oligosaccharide heparanase inhibitor. Our license rights terminate on November 4, 2018 or ten years after the expiration of the last patent related to the PI-88 technology, whichever is later. Our license with the Australian National University requires us to pay the University a portion of PI-88 related payments that we receive including royalties on sales of PI-88 as well as on any fees we receive from sublicensing this technology. In addition we are the assignee to a sixth patent application.

     PI-166. We also have an exclusive worldwide license from the University of
     ------
New South Wales in Sydney, Australia, to PI-166, a novel drug and delivery technology that is a potential new therapy for the treatment of hepatocellular carcinoma (primary liver cancer). Our license rights terminate on expiration of the last patent forming part of the technology or, if no patent issues, in 2012 with an option to extend until 2022. Our license with the University of New South Wales requires us pay the University a portion of PI-166 related payments that we receive including royalties on sales of PI-88 as well as on any fees we receive from sublicensing this technology.

     Drug Discovery Technology. We also have an exclusive worldwide license from
     -------------------------
the Australian National University to our patent application covering the synthesis of potential drug intermediaries. Our license rights terminate at the expiration of the last patent related to the synthesis technology. Our license with the Australian National University requires us pay the University a portion of product related payments that we receive including royalties on sales of products arising from the synthesis technology as well as on any fees we receive from sublicensing this technology, and to make periodic payments on the achievement of certain milestones. In addition we are the assignee to a further patent application.

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

COMPETITION

     Drug Development

     We face competition in each of our target product markets. The pharmaceutical and biotechnology industries are also intensely competitive. Our anti-cancer pharmaceutical product candidates would be subject to significant competition from existing drugs and therapies, as well as from products and therapies utilizing alternative or similar technologies. There are many pharmaceutical and biotechnology companies, and public and private academic institutions and research organizations actively engaged in the research and development of alternative products and therapies for the treatment of diseases that we have targeted for product development. Many of these organizations have greater financial, technical, manufacturing and marketing resources.

     We are aware of certain products that are being developed by competitors that modulate tumor-related angiogenesis, including heparanase inhibitors, FGF-2, VEG-F and other signal protein inhibitors, and inhibitors of certain matrix metalloproteases, a family of enzymes known to be involved in processes through which tumors invade tissues, metastasize and grow. Other competitors are developing technologies that interfere with endothelial cells directly. Several of these product candidates are in advanced stages of clinical trials and being marketed. Competitors that are marketing products or developing technologies that compete with PI-88, our lead oncology product candidate, include Genentech, Inc., EntreMed, Inc., Imclone Systems, Onyx Pharmaceuticals, Genaera Corporation, Genzyme Corporation, Aeterna Zentaris, MedImmune Inc. and Celgene

Corporation. We are also aware of several agents that are being developed by competitors that are intended for the treatment of hepatocellular carcinoma. These agents are in various stages of clinical development and comprise small synthetic organic molecules and biologicals, as well as targeted radiotherapy and hyperthermia treatments. These competitors include Maxim Pharmaceuticals, Onyx Pharmaceuticals and SIRTeX Medical.

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

     Contract Manufacturing

     Our contract manufacturing division's clients are mostly from the Australasia region with a limited number also from the United States. Competitors offering a similar service or facility to us within Australia include BresaGen Ltd. and CSL Ltd. Our ability to compete with these and other companies located elsewhere in the world will depend on our ability to remain cost competitive and to recruit and retain qualified personnel.


ITEM 4.D. PROPERTY, PLANTS AND EQUIPMENT

     We maintain and operate an 11,200 square foot fully-integrated pharmaceutical raw material manufacturing facility in Darra, Australia. Our principal offices are also located on the premises. The facility has the capability to develop and manufacture therapeutic products for worldwide markets and consists of 15 modular laboratories, each with a designated function. There are two independent and eight integrated laboratory modules that comply with the Code of Good Manufacturing Practice, or cGMP, and five non-cGMP laboratory modules. The cGMP laboratory modules have specific functions including media preparation, cell culture, fermentation, harvest, purification, pack and fill, and bioprocessing. The non-cGMP laboratories have functions in fermentation, research and development, and analytical services covering microbiology, biochemistry, protein and carbohydrate analysis and processing, and quality control testing.

     The facility is used to manufacture a range of biological products, including PI-88 active ingredient and preparation of PI-166 for preclinical and clinical trials. It is equipped for the genetic manipulation of micro-organisms, cell culture, small and large-scale fermentation of micro-organisms, purification and downstream processing, freeze-drying, and sterile packing and filling.

     Our manufacturing facility is licensed by the Australian Therapeutic Goods Administration, or TGA, for the manufacture of biological-based starting materials for human therapeutics to cGMP standards and by the Australian Office of Gene Technology Regulator for the manufacture of large scale genetically modified organisms. The TGA is a division of the Australian Department of Health and Aged Care in Canberra and a member of the International Pharmaceutical Inspection Convention. The TGA regulates the manufacture of compounds intended as starting materials for human therapeutics. In addition, the facility is licensed by the Australian National Registration Authority for manufacture of sterile and immunobiological veterinary products to cGMP standards and by the Australian Quarantine and Inspection Service as a quarantine facility.

     The building in which our principal offices and manufacturing facilities are located is leased. Under a lease agreement expiring in March 2007, we pay a current rental of approximately $68,800 per annum, subject to annual review, based on the movement in the consumer price index.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report.


     This discussion may contain forward-looking statements based on current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in "Item 3. Key Information - Risk Factors" above and elsewhere in this annual report.

OVERVIEW

     We are an Australian-based biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics for the treatment of cancer and other serious diseases.

     Our two cancer product candidates are PI-88 and PI-166. PI-88, our lead candidate, has completed two Phase I clinical trials in the U.S. as a single agent therapy for solid tumor cancers and as a combination therapy with the chemotherapy drug docetaxel, or taxotere. In August 2003, we completed an Australian multi-center Phase II clinical trial of PI-88 as a single agent therapy for multiple myeloma (bone marrow cancer). PI-166, our second oncology product candidate, is in a Phase I clinical trial for unresectable primary liver cancer.

     Our drug discovery research program has identified a portfolio of therapeutic targets that play key roles in cancer and other serious diseases, and we are designing, synthesizing and screening small molecule compounds directed at these targets. This research program is partially funded by an AusIndustry START grant.

     We operate a cGMP certified pilot manufacturing facility that provides contract manufacturing services to the biotechnology industry earning revenues on a fee for service basis. The facility has manufactured PI-88 and prepared PI-166 for all clinical trials to date.

     As part of our focused strategy toward drug discovery and development, we divested our life sciences division in November 2003 and intend to pursue selective strategic alliances to complete product development and move our product candidates into the market place.

     We have incurred significant losses since our inception and as of June 30, 2004, our accumulated deficit was approximately $39.0 million. We devote a substantial portion of our financial resources to fund the development our two cancer product candidates and our drug discovery research efforts. We expect to incur additional operating losses for at least the next several years as we accelerate our drug discovery research and conduct additional clinical trials with PI-88 and PI-166, and advance into later stages of development. We may need to raise additional funds in the future to continue our operations.

     Our operations have historically been financed by the issuance of capital stock because it is generally difficult to fund pharmaceutical research via borrowings due to the lack of revenues to service debt and the significant inherent uncertainty as to results of this research and the timing of those results.

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

     REVENUE RECOGNITION

     Revenue is recognized when the four basic criteria of revenue recognition are met: (1) a contractual agreement exists; (2) services have been rendered;
(3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. For each source of revenue Progen complies with the above revenue recognition criteria in the following manner:

     Revenue from the sale of services is recognized as the service is performed, and no additional services or products are required to be provided. Such revenue is predominantly derived from supplying Contract Manufacturing services and formal contracts. It is typical for us to receive upfront payments under the terms of these contracts, before performance of the contract is commenced. In these cases we defer revenue and recognize it over the periods that the contracted services are delivered.

     We recognize Australian federal government grant income when research and development expenditure to which the particular grant relates has been incurred. Under the conditions of these grants the Australian government contributes 50% of eligible project expenditure up to predetermined maximums.

     We recognize interest income as it is earned and when collectibility is reasonably assured.

     RESEARCH AND DEVELOPMENT EXPENSE

     Research and development expense, which includes personnel costs, manufacturing and administration expenses consists of expenditures for research we conduct. We expense research and development costs as they are incurred.

     In addition, although we believe that our patents and underlying technology have continuing value, the future benefits to be derived therefrom are uncertain. We, therefore, include patent costs under research and development expenses rather than capitalizing them.

     DISCONTINUED OPERATIONS

     On November 11, 2003, we entered into an agreement to sell our Life Sciences business. This sale was consummated on November 28, 2003. The assets and liabilities sold have been classified in the June 30, 2003 balance sheet as held for sale, as an active plan to sell the business had been initiated prior to June 30, 2003 and we were engaged in marketing the business to potential buyers. The assets and liabilities of this business have been measured at their carrying values, which are considered to be less than their fair values. Fair value has been determined based on the proceeds from the sale of the business. In addition, the results of operations for the 2002, 2003 and 2004 fiscal years from our Life Sciences business are presented in the statement of operations as discontinued operations.

ITEM 5.A.  OPERATING RESULTS

     YEARS ENDED JUNE 30, 2004, 2003 AND 2002

     Revenue from Operations

     Until the sale of our Life Sciences business in November 2003 we derived revenue from the following two sources:

     -    The sale of life science research products; and
     -    The provision of contract manufacturing services.

     Our revenue from sales and provision of services for fiscal 2002, 2003 and 2004 is as follows (in thousands):

---------------------------------------------------------------------------------
                                                            YEARS ENDED JUNE 30,
---------------------------------------------------------------------------------
                                                            2002    2003    2004
---------------------------------------------------------------------------------
Sale of life science research products                     $1,314  $1,742  $1,097
---------------------------------------------------------------------------------
Revenue from provision of contract manufacturing services     704   1,052   1,394
---------------------------------------------------------------------------------
TOTAL REVENUE FROM SALES AND PROVISION OF SERVICES         $2,018  $2,794  $2,491
---------------------------------------------------------------------------------

     Despite the sale of the Life Science business in November 2003 total sales only decreased 10.8% to $2,491,486 in fiscal 2004 from $2,793,901 in fiscal 2003 due to continued strong growth in revenue from the contract manufacturing sector.

     Revenues from the provision of contract manufacturing services grew 32.5% to $1,394,589 in fiscal 2004 from $1,051,695 in fiscal 2003. Further, fiscal 2003 contract manufacturing revenues grew 49.4% over fiscal 2002 revenues. In Australian dollars (the Company's functional currency) revenues only grew by 8.6% in fiscal 2004 over fiscal 2003 and by 33.9% in fiscal 2003 over fiscal 2002. The increase over the past three fiscal years is due to a focused effort in gaining contract manufacturing work to utilize idle manufacturing capacity. We cannot be certain that we will be able to continue to secure new manufacturing contracts. Additionally, growth in contract manufacturing revenue will be limited by current capacity constraints at our manufacturing facility since production of PI-88 is expected to increase as both we and Medigen Biotechnology Corporation, our clinical collaborator, expand recruitment into our respective PI-88 clinical trials.

     As a result of the sale of our Life Sciences business, our revenue is presently wholly-derived from the provision of contract manufacturing services. We ultimately expect to derive additional revenue from the out-licencing of our product candidates currently under development in return for milestone payments and royalties on commercial sales.

     Research and Development Expenses

     Our research and development expenses for compounds under development and discovery are as follows (in thousands):

-----------------------------------------------------------------
                                            YEARS ENDED JUNE 30,
-----------------------------------------------------------------
                                            2002    2003    2004
-----------------------------------------------------------------
PI-88                                      $  945  $  709  $1,155
-----------------------------------------------------------------
PI-166                                          -      64      46
-----------------------------------------------------------------
Drug discovery                                473   1,118   1,308
-----------------------------------------------------------------
General research and development expenses     767     544     674
-----------------------------------------------------------------
TOTAL RESEARCH AND DEVELOPMENT EXPENSES    $2,185  $2,435  $3,183
-----------------------------------------------------------------


     Costs for PI-88 and PI-166, our two oncology compounds under development, include external direct costs such as principal investigators fees, patient recruitment fees, data monitoring charges as well as our personnel costs for preclinical, clinical and regulatory activities associated with preparing compounds for submission of new drug applications to the FDA and TGA or similar agencies. General research and development expenses include research and development management personnel costs and general laboratory costs that cannot be allocated to a specific compound or our drug discovery effort. Drug discovery costs include our personnel and associated costs incurred in relation to this effort as well as external sponsored research costs

     Total research and development expenditures were $3,183,278 for fiscal 2004 compared to $2,435,896 for fiscal 2003 and $2,185,066 for fiscal 2002. Research and development expenses for fiscal 2004 increased 34.4% in US dollars, however in Australian dollars the increase was only 7.1%. This increase was primarily due to PI-88 with the increased costs associated with conducting phase II human clinical trials. Investment in our drug discovery efforts has increased over the past three fiscal years with the Company being awarded an AusIndustry Start Grant which partially funds this activity. The increase of 136.4% in drug discovery costs from 2002 to 2003 coincided with the award of the AusIndustry START Grant and this increase explains the overall increase in research and development expenses between these two years.

     We expect our research and development expenses to decrease in fiscal 2005 as the collaboration agreement with the Griffith University has concluded, preclinical studies of PI-166 have been completed and our PI-88 Phase I human clinical trials have finished recruiting patients.

Off-setting this somewhat is the expected increase in recruitment into our PI-88 Phase II human clinical trials.

     Selling, General and Administrative Costs

     Selling, general and administrative costs were $2,494,570 for fiscal 2004 compared with $1,958,355 for fiscal 2003 and $1,214,771 for fiscal 2002. The 27.4% increase in selling, general and administrative costs in fiscal 2004 was primarily due to movements in the exchange rate between the US dollar and the Australian dollar which is the Company's functional currency. In Australian dollars selling, general and administrative costs increased 4.3% due to a further strengthening of our business development department with an additional headcount. The increase of $743,584 from fiscal year 2002 to fiscal year 2003 was primarily due to $229,767 of funding for the scientific development division, responsible for the licensing of PI-166 and associated in-licensing fees, insurance costs increased by $54,957, foreign exchange loss of $75,420, increase in salaries $90,400 and consulting fees of $63,142 paid for corporate initiatives.

     Other Costs of Operations

     Other costs of operations fell 33.3% in fiscal 2004 over 2003 following a 66.8% fall in 2003 over 2002. These costs are the overheads of our Contract Manufacturing division that are not recovered against cost of sales and have been decreasing over the past three fiscal years as the revenue derived by this division increased. A majority of these costs are fixed and therefore as the manufacturing facility is utilized more frequently a greater portion of these costs are recovered against revenue and are shown as cost of sales.

     The costs are primarily salaries and wages and repairs and maintenance.

     Depreciation expense

     Depreciation expense increased by $6,673 in fiscal 2004, however in Australian dollars (our functional currency) depreciation actually reduced by A$132,140. The decrease in depreciation (in Australian dollars) was due primarily to assets being fully depreciated. In fiscal 2003 depreciation expense increased $151,695 due to depreciation on equipment purchases made at the end of fiscal 2002. Depreciation expense is expected to decline further in fiscal 2005 as assets continue to be fully depreciated and depreciation on our estimated capital expenditure requirements will not be sufficient to off-set that decline.

     Other Income (Expenses)

     We realized total net other income of $1,078,787 in fiscal 2004 compared with $537,991 in fiscal 2003 and $417,658 in fiscal 2002. The components of Other Income (Expenses) as shown in our statements of operations included elsewhere in this annual report are (in thousands):

-------------------------------------------------------------------------------------
                                                               YEARS ENDED JUNE 30,
-------------------------------------------------------------------------------------
                                                               2002    2003    2004
-------------------------------------------------------------------------------------
Share of net (losses) gains of associate accounted for using  $(510)  $   -   $    -
the equity method
-------------------------------------------------------------------------------------
Interest income                                                 380     288      475
-------------------------------------------------------------------------------------
Interest expense                                                 (3)     (7)     (12)
-------------------------------------------------------------------------------------
Grant income                                                    124     435      596
-------------------------------------------------------------------------------------
Other income                                                     74      28       20
-------------------------------------------------------------------------------------
Unrealised (loss) gain on investments                           102       -        -
-------------------------------------------------------------------------------------
Realised (loss) gain on investments                             251    (206)       -
-------------------------------------------------------------------------------------
TOTAL OTHER INCOME                                            $ 418   $ 538   $1,079
-------------------------------------------------------------------------------------

     Interest income received varies from year to year depending on the amount of cash we have available to invest and the interest rate prevailing at that time.

     Grant income relates to the funding we receive for our drug discovery program under the AusIndustry START grant. The grant is based on a 50% re-imbursement of eligible expenditure, and therefore is directly related to level of expenditure incurred on this program. The amount of the grant is capped at A$3.1 million. The term of the grant has been extended to now expire in June 2005 when previously it was due to expire in December 2004. It is therefore anticipated that grant income will remain at similar levels in fiscal 2005.

     Income Taxes

     As at June 30, 2004, we had net operating loss carry forwards of approximately $44.5 million, resulting in a deferred tax asset of approximately $13.4 million. We had net operating loss carry forwards of $39.7 million as at June 30, 2003. Since re-coupment of the carried loss forward is not reasonably assured, a valuation allowance has been established to offset in full the deferred tax asset resulting in a net deferred asset of $nil.

ITEM 5.B.  LIQUIDITY AND CAPITAL RESOURCES

     Sources of Liquidity

     Since inception, we have financed our operations primarily through public and private sales of equity and debt securities totaling approximately $49.0 million in net proceeds. As at June 30, 2004, cash and cash equivalents totaled approximately $9.9 million and consisted primarily of highly liquid interest bearing investments with maturities of one month or less. We believe that these investments do not constitute any material market risk exposure.

     Cash Flows

     We expended approximately $3.8 million in cash and cash equivalents during the twelve months ended June 30, 2004 to finance our net operating activities. This compares to $1.6 million and $2.1 million for fiscal 2003 and 2002, respectively. The increase in net cash expended in fiscal

2004 over fiscal 2003 was primarily due to the $1.2 million received from the proceeds of an investment in fiscal 2003. Payments to suppliers and employees increased in each of the last three fiscal years to June 30, 2004 as the Company's investment into its various clinical trials increased.

     Cash and cash equivalents held as at June 30, 2002, 2003 and 2004 was $6.4 million, $8.0 million and $9.9 respectively. The balance of cash and cash equivalents increased each fiscal year due to investments maturing and/or the raising of cash through the sale of our equity securities.

     Funding Requirements

     We currently have no material commitments for capital expenditures. However, we expect to incur substantial future commitments in light of our oncology clinical program and our drug discovery program. We are presently funding two Phase II multi-center clinical trials of PI-88 and one Phase Ib clinical trial of PI-166. These three ongoing trials of PI-88 and PI-166 are expected to cost approximately $1.46 million over the next two years. In addition in September 2002, we extended our agreement with ANUTECH Pty. Ltd.
agreeing to fund further research projects relating to the synthesis of heparinoid mimetics and development of the heparanase enzyme as a diagnostic and therapeutic target over a further three-year period. Our total estimated commitment under this agreement is $159,690.

     Our future cash requirements will depend on a number of factors, including: the scope and results of preclinical studies and clinical trials, continued progress of our research and development programs, including our in-licensing activities, our ability to successfully expand our contract manufacture services; our ability to generate revenue from the commercialization of PI-88, PI-166 and our drug discovery platform, and the availability of other financing.

     Based upon current and expected levels of cash expenditures, we believe that our existing cash and investments resources, approximately $11.0 million at November 30, 2004, will be adequate to satisfy the requirements of our current and planned operations through March 2006. Thereafter, to the extent that we are unable to generate cash from our operating or commercialization activities, we will be required to seek additional funding through the public or private sale of debt or equity securities. We may require additional financing before such time and we cannot be certain that we will have access to the capital markets for the sale of our securities on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities which could have a material adverse effect on our business, financial condition and results of operations.

ITEM 5.E.  OFF-BALANCE SHEET ARRANGEMENTS

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

ITEM 5.F.  TABULAR DISCLOSURE OF AGGREGATE CONTRACTUAL OBLIGATIONS

     The following table sets forth our aggregate contractual obligations for the three years following June 30, 2004 (in thousands):

          --------------------------------------------------------------
                                             PAYMENTS DUE BY PERIOD
          --------------------------------------------------------------
          CONTRACTUAL OBLIGATIONS       TOTAL       < 1 YEAR   1-3 YEARS
          --------------------------------------------------------------
          Operating leases (principal   $     189  $      69  $      120
          office and manufacturing
          facility)
          --------------------------------------------------------------
          Sponsored research and            1,625      1,281         344
          clinical trial obligations
          --------------------------------------------------------------
          TOTAL                         $   1,814  $   1,350  $      464
          --------------------------------------------------------------

     We do not have any contractual obligations that extend beyond the next three years.

ITEM 6.  DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES

ITEM 6.A.  DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information about our directors and executive officers:

     NAME                                   AGE  POSITION
     ----                                   ---  --------
     Stephen Chang                           55  Executive Chairman
     Lewis J. Lee                            46  Managing Director
     Prof. John R. Zalcberg                  52  Non-Executive Director
     Patrick O. Burns                        67  Non-Executive Director (1), (2)
     Dr. Malvin L. Eutick                    55  Non-Executive Director (1), (2)
     Dr. Stanley S.C. Chang                  48  Non-Executive Director
     Dr. Robert H. Don                       48  Vice President Research and Development
     Dr. Darren M. Schliebs                  36  Vice President Business Development
     Linton W. P. Burns                      39  Company Secretary and Chief Financial Officer
     Gregory M. Orders                       47  General  Manager Contract Manufacturing
_____________

(1) Member of Audit Committee
(2) Member of Remuneration Committee
_____________

     STEPHEN CHANG is a founding Director and has served as Chairman from 1989 to 1994 and again since 1999. Mr. Chang is also a director of Capac International Pty. Ltd., a private import/export firm. From 2000 to 2001, Mr. Chang served as chairman of Medigen Biotechnology Corporation, and from 1977 to 2001, was a director of Australia Pacific Electric Cables Pty. Ltd. and Australia Pacific Electric Cables (Holdings) Pty. Ltd. Mr. Chang holds a B.Sc. in mechanical engineering from the National Taiwan College of Marine Science and Technology. There is no family relationship between Mr. Chang and Dr. Stanley Chang.

     LEWIS J. LEE has served as our Managing Director since February 2000. Prior to joining us, Mr. Lee held a number of senior management positions with F. Hoffmann-La Roche Limited, Switzerland, and its various international subsidiaries, serving respectively over a ten-year period since 1989 as the global business leader for PEGASYS(TM), a major Roche drug, global brand manager for Roferon-A, biotechnology division head of Roche Products Ltd., Taiwan, product manager of Roche Products Ltd. Sydney and headquarter country manager for several emerging markets in the Middle-East and Far East. Mr. Lee is also a director of Xenome Ltd., a public, non-listed Australian biotechnology company. Mr. Lee holds a B.Sc. in engineering and an M.B.A. from the University of Queensland, Australia.

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

     PATRICK O. BURNS was appointed a Non-Executive Director in March 1999. Mr. Burns is vice chairman of Euclid Systems Corporation, a private eye care company, and the chairman of its 66% subsidiary Stable Eyes Inc. He is also a director of and senior advisor to Firm View Inc a company providing computer programming to brokerage business's. He is also a senior consultant to Airline Capital Associates, Inc., a private aviation consulting company and of Ophthalmic Laboratories Pty. Limited a private Australian pharmaceutical company. Previously, Mr. Burns served as a director of Synbiotics Corp., a public company specializing in animal health care, from 1997 to 2002, a senior consultant to Early Stage Enterprises, a New Jersey venture capital fund investing primarily in developing technology growth companies, from 1997 to 2003, vice president/principal of R&D Funding Corp., the general partner of four research and development funds and an affiliate of Prudential Securities Incorporated, from 1986 to 1997, and Senior Vice President of Prudential Securities from 1991 until 1997. Mr. Burns holds an B.A. in Government from Dartmouth College and an L.L.B. from Harvard Law School. There is no family relationship between Mr. Burns and Mr. Linton W. P. Burns our Company Secretary and Chief Financial Officer.

     DR. MALVIN L. EUTICK, PH.D. was appointed a Non-Executive Director in March 1999. He is a director of TUTA Healthcare Pty. Ltd. and TUTA Pharmaceuticals Pty. Ltd., which are private Australian suppliers of plastic medical devices and pre-filled pharmaceutical systems for home care, and director and chief executive officer of Ophthalmic Laboratories Pty. Limited a private Australian pharmaceutical company. Previously, Dr. Eutick served as the Chairman of Bioquest Limited, a non-listed public Australian biotechnology company specializing in the supply of molecular biology products, equipment and training, and a director of Starrate Australia Pty. Ltd., a private Australian biotechnology company. Dr. Eutick holds a B.Sc. and a Ph.D. in biochemistry from the University of Sydney, Australia and was awarded the Medal of the Order of Australia for services to biotechnology.

     DR. STANLEY CHANG, M.D., PH.D. was appointed a Non-Executive Director in February 2001, and is the chief executive officer and managing director of Medigen Biotechnology Corporation, a Taiwan-based biotechnology company. Dr. Chang also serves as a director of MediGreen Biotechnology Corp., a 40% Taiwanese subsidiary of Medigen Biotechnology Corporation, and GeneTrol Biotherapeutics, Inc., a private U.S. biotechnology company. Dr. Chang is also the president and executive director of ACM Medical Technologies LLC and a director of The New Century Health Care Promotion Foundation. Previously, Dr. Chang was chairman of the Faculty of Medicine of Tzu Chi College of Medicine and Humanities, Taiwan, from 1996 to 2000, and a consultant urologist at the Department of Urology of Tzu Chi General Hospital from 1988 to 2000. Dr. Chang served on the editorial board of The Journal of Ultrasound in Medicine from 1996 to 1998 and from 1998 to 2000, and is a fellow of the Association of Urology, Taiwan and the Society of Ultrasound in Medicine, Taiwan. Dr. Chang is the recipient of numerous research grants and has published many scientific articles. He holds an M.D. from the College of Medicine at the National Taiwan University and a Ph.D. from the Department of Surgery, University College London Medical School at the University of London, United Kingdom. There is no family relationship between Dr. Chang and Mr. Stephen Chang, our Chairman.

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

     DR. DARREN M. SCHLIEBS, PH.D. joined us in May 2003 as Vice President of Business Development. Prior to joining us, Dr. Schliebs served from 1998 to 2003 in various business development and scientific positions for Alchemia Limited, an Australian public biotechnology company, and its U.S. business development subsidiary, where he was most recently based in the San Francisco Bay Area as business development manager. Dr. Schliebs is an inventor of a patent relating to carbohydrate-based drug discovery, and has published several articles on carbohydrate and natural product chemistry in scientific journals and magazines. Dr. Schliebs holds a B.Sc. in organic chemistry from the University of Adelaide, Australia, and a Ph.D. in organic chemistry from The Australian National University, Canberra, Australia.

     LINTON W. P. BURNS joined us in August 2004 as Chief Financial Officer and Company Secretary. Prior to joining us, Mr. Burns spent 5 years as chief financial officer and company secretary for ASX listed biotechnology company BresaGen Limited. Preceding that role Mr. Burns was the New Zealand general manager for the information solutions company, Equifax Ltd. Prior to that he held senior financial positions with Equifax in Australia and the United Kingdom. Mr. Burns holds a Bachelor of Arts in Accountancy from the University of South Australia, Adelaide, Australia and is a member of the Australian Institute of Chartered Accountants.

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

     ALTERNATE DIRECTOR

     EUGENE CHENG was appointed the alternate director for Dr. Stanley Chang on March 24, 2003 and is the chief operating officer of Medigen Biotechnology Corporation. From 2000 to 2003 Mr. Cheng was a partner of E-telint Capital Partners, a Silicon Valley based venture capital firm. From 2000 to 2001, Mr. Cheng was the president of Advanced Semiconductor Engineering, Inc., a publicly held Taiwanese corporation and one of the largest global providers of semiconductor manufacturing services. From 1987 to 1999, Mr. Cheng occupied various management positions with Acer Inc., a publicly held Taiwanese corporation and one of the world's top branded PC vendors, serving from 1995 to 2000 as chief of staff of Acer Information Products Group. Mr. Cheng holds a B.E. in chemical engineering from the Chung Yuan College of Science and Engineering, Chung Li, Taiwan, and an M.B.A. from the Management School of the National Sun Yat-sen University, Kaohsiung, Taiwan.

     Our executive officers are appointed by, and serve at the pleasure of, our board of directors. There are no family relationships among our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

ITEM 6.B.  COMPENSATION

     The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2004:

                                                                          Annual Compensation
                                                                   -------------------------------
                                                     Directors'     Superannuation    Automobile        Stock
Name and Principal Position             Salary          Fees        Contributions      Allowance       Options          TOTAL
---------------------------             ------          ----        --------------    ----------       -------
                                         (1)                             (2)                             (3)
                                         ---
Stephen Chang                       $     134,786               -  $        12,131               -  $      58,892   $     205,809
  Chairman and Executive Director
Lewis J. Lee                              179,470               -           16,152          12,122         58,893         266,637
  Executive Director
  and Managing Director
Prof. John R. Zalcberg                          -          28,154            2,534               -         23,557          54,245
  Non-Executive Director
Patrick O. Burns                                -          30,688                -               -         23,557          54,245
  Non-Executive Director
Dr. Malvin L. Eutick                            -          28,154            2,534               -         23,557          54,245
  Non-Executive Director
Dr. Stanley S.C. Chang                          -          30,688                -               -         23,557          54,245
  Non-Executive Director
Dr. Robert. H. Don                         84,607               -            7,615               -         18,846         111,068
  Vice President Research
  andDevelopment
Dr. Darren M. Schliebs                     78,523               -            7,067               -         14,134          99,724
  Vice President Business
  Development
Milton S. McColl                           71,715               -            6,454           7,627         23,557         109,353
  Company Secretary and
  Chief Financial Officer (4)


Gregory M. Orders                          69,590               -            6,263               -         18,846          94,699
  General Manager
  Contract Manufacturing
Rodney A. Stewart                          36,079               -            2,313               -              -          38,392
  Sales and Marketing
  Manager (Life Sciences)
  until November 28, 2003
All directors and
  executive officers                $     654,770   $     117,684  $        63,063   $      19,749  $     287,396   $   1,142,662
  as a group (11 persons)
_______________

(1)  No part of the compensation shown was paid pursuant to a material bonus or profit-sharing plan.
(2)  We are obligated to contribute to various superannuation plans to provide pension, retirement or similar benefits under the Australian Superannuation Guarantee Legislation. Contributions are at set percentages of salaries and wages. We have no responsibility for the administration or performance of the superannuation plans.  We have not established any superannuation plans.
(3)  During the 2004 fiscal year stock options were granted to all directors and executive officers under our 2003 directors and employee incentive plan. The grant of options to all directors and executive officers followed shareholder approval of the issue of stock options under this plan at the 2003 annual general meeting of shareholders. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the Company at an exercise of
     A$2.50. The options expire on May 31, 2005. The estimated value of these options is calculated at the date of grant using the
     Black-Scholes option pricing model.
(4)  Mr. McColl resigned in August 2004.


ITEM 6.C.  BOARD PRACTICES

     We currently have six directors. Our constitution provides that at least one-third of our directors (except our managing director) must retire at each annual general meeting of shareholders. As a result, only a portion of our board of directors will be elected each year. Prof. Zalcberg was re-elected at the 2002 annual general meeting of shareholders and Dr. Eutick was re-elected at the 2003 annual general meeting of shareholders. Mr. Stephen Chang, Dr. Stanley Chang and Mr. P Burns were re-elected at our 2004 annual general meeting of shareholders. The terms of Prof. Zalcberg and Dr. Eutick will expire at our 2005 annual general meeting of shareholders.

     No termination benefits are provided to directors other than statutory superannuation.

     AUDIT COMMITTEE. Our audit committee currently consists of Mr. P. Burns and Dr. Eutick (Chair), both of whom are non-management members of our board of directors. The authority and responsibilities of our audit committee are set forth in its charter and includes:

     - The appointment, compensation, retention, and oversight of the work of the independent auditors who report directly to the audit committee;

     - The approval of all audit and non-audit engagements and fees with the independent auditors;

     - The authority to engage, without board approval, independent legal counsel and other advisors, at the Company's expense, as deemed necessary to carry out its duties;

     - Reviewing and monitoring the framework of our internal controls and the objectivity of our financial reporting;

     - Oversight of the internal audit function including the adequacy and effectiveness of the Company's internal controls over financial reporting and disclosure controls and procedures;

     - Reviewing, prior to filing, our unaudited interim or audited annual financial statements and discussing the statements and reports with our management and the independent auditors, including any significant adjustments, management judgments and estimates, new accounting policies and disagreement with management;

     - Reviewing and discussing with management the Company's interim and year-end earnings press releases prior to the release being issued; and

     - Establishing and reviewing procedures for complaints received by us regarding accounting matters.

     REMUNERATION COMMITTEE. Our remuneration committee currently consists of Dr. Eutick and Mr. P. Burns, who are non-management members of our board of directors. The function of our remuneration committee includes:

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

ITEM 6.D.  EMPLOYEES

     As of June 30, 2004, we had a workforce of 40 full-time employees, of whom 13 hold Ph.D. degrees, and 9 hold other advanced degrees. Of our total workforce, 17 are engaged in research and development, 9 in manufacturing operations, 4 in quality assurance, seven in sales and marketing, and 10 in business development, finance and administration. None of our employees are represented by a labor union, nor have we experienced work stoppages. We believe that our relations with our employees are good. We also maintain consulting agreements with a number of scientists at various universities and other research institutions.

ITEM 6.E. SHARE OWNERSHIP

     Information about the share ownership and option holdings of our directors and executive officers is disclosed below in "Item 7.A. Major Shareholders."

OPTION PLANS

     In September 1995, our shareholders approved an employee option plan. All our employees (including directors) who are at least 18 years of age are eligible to participate in the plan. Pursuant to the plan, we will not grant any option if, after such issuance, the number of options issued to non-executive directors and non-executive employees during the previous five years whether or not exercised and which have not yet terminated or expired would exceed 5% of the then total number of outstanding ordinary shares. All grants of options to directors pursuant to the plan require the prior approval from our shareholders. As of December 2, 2004, there were no outstanding options to purchase ordinary shares under the 1995 employee option plan.

     In November 1999, our shareholders approved the executive directors' option plan. Only our directors who hold salaried employment are eligible to participate in the plan. Our board of directors may impose any conditions upon the vesting or exercise of any options granted under the plan. As of December 2, 2004, there were outstanding options under the executive 1999 directors' option plan to purchase a total of 400,000 ordinary shares at a weighted average exercise price of A$6.46 per share expiring on February 8, 2005.

     In October 2000, our board of directors approved an employee option plan. In accordance with Australian law, we will not grant any option if, after such issuance, the number of options issued to non-executive directors and non-executive employees during the previous five years whether or not exercised and which have not yet terminated or expired would exceed 5% of the then total number of outstanding ordinary shares. All our employees and our executive and non-executive directors are eligible to participate in the plan. As approved by our shareholders in November 2000, all grants of options under the plan to employees who are not directors may be made without shareholder approval. However, in accordance with Australian Stock Exchange Listing Rules all grants of options to directors require the prior approval from our shareholders. The plan also provides that the minimum exercise price must be A$4.00 per share for initial grants under the plan and, thereafter, must equal the greater of A$4.00 or 125% of the weighted average market price of our ordinary shares as quoted on the Australian Stock Exchange for the ten business days prior to the option grant. As of December 2, 2004, there were outstanding options under the 2000 employee option plan to purchase an aggregate of 178,820 ordinary shares at an exercise price of A$4.00 per share of which options to purchase a total of 350,000 ordinary shares expire on December 22, 2005 and options to purchase a total of 232,020 ordinary shares expire on February 28, 2006.

     In October 2003, our shareholders approved the directors and employee incentive scheme and the allotment thereunder of options issuable for a total of 900,000 ordinary shares to our directors and options issuable for a total number of 900,000 ordinary shares to our employees. All our directors and all employees, whether full time or part time, are eligible to participate in the scheme. Options to purchase a total of 900,000 ordinary shares were subsequently issued to directors and options to purchase a total of 900,000 ordinary shares were issued to our employees. In accordance with Australian Stock Exchange Listing Rules, all grants of options to directors under the scheme require the prior approval from our shareholders. The scheme also provides that all options granted under the scheme have an exercise price of A$2.50 per share and will expire on May 31, 2005. As of December 2, 2004, there were 1,398,221 outstanding options to purchase ordinary shares under the 2003 directors and employees incentive scheme.

     In November 2004, our shareholders approved the directors and employee option incentive plan. All our directors and all employees, whether full time or part time, are eligible to participate in this plan. Pursuant to the plan, we will not grant any options if, after issuance and subject to limited exceptions, the number of ordinary shares issuable upon exercise of such options together with the number of ordinary shares issuable upon exercise of options granted under our other employee shares schemes and the number of ordinary shares issued during the previous five years in accordance with an employee share scheme exceeds 5% of the then total number of outstanding ordinary shares. All grants of options to directors under the plan require the prior approval from our shareholders. The minimum exercise price of options granted under this plan shall not be less than the average closing share price as recorded on the Australian Stock Exchange in the five business days preceding the grant of those options. The expiry date of options issued under this plan can not exceed 10 years from the date of grant. As of December 2, 2004, no options have been issued under this plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEMS 7.A.  MAJOR SHAREHOLDERS

     The following table sets forth as of December 2, 2004, certain information with respect to the ownership of our outstanding ordinary shares and options to purchase ordinary shares by:

     - Each person who is know to us to be the beneficial owner of 5% or more of our ordinary shares;

     -    Each of our directors and executive officers; and

     -    All our directors and executive officers as a group.

                                                                    PERCENTAGE OF      NUMBER OF ORDINARY
                                             NUMBER OF ISSUED      ISSUED ORDINARY       SHARES ISSUABLE
     NAME                                     ORDINARY SHARES         SHARES (1)       PURSUANT TO OPTIONS
     ----                                    ----------------      ---------------     -------------------

     Medigen Biotechnology Corporation                1,961,350                  5.5%                    -
     Stephen Chang (2)                                  432,377                    *               379,047
     Lewis J. Lee (3)                                         -                    -               610,000
     Prof. John R. Zalcberg (4)                          15,849                    *               175,000
     Patrick O. Burns (5)                                   500                    *               175,062
     Dr. Malvin L. Eutick (6)                                 -                    -               175,000
     Dr. Stanley S.C. Chang (7)                               -                    -               100,000
     Dr. Robert H. Don (8)                                    -                    -               102,000
     Dr. Darren M. Schliebs (9)                           2,000                    *                62,000
     Milton S. McColl (10)                                    -                    *                     -
     Linton W. P. Burns (10)                                  -                    *                     -
     Gregory M. Orders (11)                                   -                    -                80,000
     All directors and executive officers
       As a group (10 persons) (12)                     450,726                                  1,858,109
________________

*     Represents less than 1%.

(1)   Based on 35,510,121 issued ordinary shares as of December 2, 2004.  Excludes ordinary shares issuable pursuant to options granted under our 1995 employee option plan, 1999 executive directors'
option plan, 2000 employee option plan and 2003 directors and employee incentive scheme, which are more fully described above in "Item 6. Directors, Senior Management and Employees - Option Plans."

(2)   Includes (a) 432,377 ordinary shares held of record by Mr. Stephen Chang and Mrs. Lisa Chang
Super Fund, (b) 75,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time on or before December 22, 2005 at an exercise price of
A$4.00 per share, (c) 250,000 ordinary shares issuable upon exercise of an option granted under our
2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of A$2.50 per share, and (d) 47,077 ordinary shares issuable upon exercise of an option held of record by Mr. Stephen Chang and Mrs. Lisa Chang Super Fund and 6,970 ordinary shares issuable upon exercise of an option held of record by Capac International Pty. Ltd. of which Mr. Chang is a director and majority shareholder granted under our 2003 one for eight Bonus Option issue exercisable at any time on or before May 31, 2005 at an exercise price of A$2.50 per share.


(3)   Includes (a) 100,000 ordinary shares issuable upon the exercise of an option granted under our 1999 executive directors' option plan exercisable at any time on or before February 8, 2005 at an exercise price of A$4.46 per share, (b) 200,000 ordinary shares issuable upon the exercise of an option granted under our 1999 executive directors' option plan exercisable at any time on or before
February 8, 2005 at an exercise price of A$6.24 per share, (c) 100,000 ordinary shares issuable upon the exercise of an option granted under our 1999 executive directors' option plan exercisable at any time on or before February 8, 2005 at an exercise price of A$8.91 per share, (d) 50,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time on or before December 22, 2005 at an exercise price of A$4.00 per share, and (e) 160,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of A$2.50 per share

(4)   Includes (a) 75,000 ordinary shares issuable upon exercise of an option granted under our
2000 employee option plan exercisable at any time on or before December 22, 2005 at an exercise price of A$4.00 per share, and (b) 100,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of A$2.50 per share.

(5)   Includes (a) 75,000 ordinary shares issuable upon exercise of an option granted under our
2000 employee option plan exercisable at any time on or before December 22, 2005 at an exercise price of A$4.00 per share, (b) 100,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of A$2.50 per share, and (c) 62 ordinary shares issuable upon exercise of an option granted under our 2003 one for eight Bonus Option issue exercisable at any time on or before May 31, 2005 at an exercise price of A$2.50 per share

(6)   Includes (a) 75,000 ordinary shares issuable upon exercise of an option granted under our
2000 employee option plan exercisable at any time on or before December 22, 2005 at an exercise price of A$4.00 per share, and (b) 100,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of A$2.50 per share.

(7)   Includes 100,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of
A$2.50 per share. Dr. Chang is the chief executive officer of Medigen Biotechnology Corporation and disclaims beneficial ownership of the ordinary shares held by Medigen Biotechnology Corporation.

(8)   Includes (a) 22,000 ordinary shares issuable upon exercise of an option granted under our
2000 employee option plan exercisable at any time on or before February 28, 2006 at an exercise price of A$4.00 per share, and (b) 80,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of A$2.50 per share.

(9)   Includes (a) 22,000 ordinary shares issuable upon exercise of an option granted under our
2000 employee option plan exercisable at any time on or before February 28, 2006 at an exercise price of A$4.00 per share, and (b) 40,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of A$2.50 per share.

(10)   Mr. McColl resigned as Company Secretary and Chief Financial Officer in August 2004 and was
replaced by Mr. L. Burns.


(11)   Includes 80,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of
A$2.50 per share.

(12)   On a fully-diluted basis that takes into account 1,858,109 ordinary shares issuable pursuant to options granted under either our 1999 executive directors' option plan, 2000 employee option plan or 2003 directors and employee incentive scheme, all directors and executive officers as a group would have an interest in 6.2% of our issued and outstanding ordinary shares. This total excludes Mr.
M. McColl who resigned in August 2004.

_____________

     As of December 2, 2004, a total of 3,485,232 ordinary shares (or 9.81% of the total number of our ordinary shares then outstanding) were held by seven holders with registered addresses in the United States. We believe we have approximately 1,175 beneficial shareholders in the United States.

     To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons severally or jointly, and we disclaim control by the companies, entities or individuals listed in the table above. We do not know of any arrangements in place that could result in a change in control of our company.

ITEM 7.B.  RELATED PARTY TRANSACTIONS

     Except as disclosed herein and elsewhere in this annual report, there were no material transactions to which we were a party and in which any of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) were involved since July 1, 2003.

     None of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) was indebted to us at any time since July 1, 2003.


ITEM 8.  FINANCIAL INFORMATION

ITEM 8.A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Our audited financial statements and related notes for our fiscal years ended June 30, 2002, 2003 and 2004 are contained on pages F-1 through F-24 of this annual report.

EXPORT SALES

     The following table indicates the percent of revenues derived from export.

-------------------------------------------------------
                        FOR THE YEARS ENDED JUNE 30,
-------------------------------------------------------
                        2002      2003         2004
-------------------------------------------------------
Contract manufacture     55.5%      74.3%         18.2%
-------------------------------------------------------

     The percentage of contract manufacturing revenues derived from customers outside Australia fluctuates as these contracts are typically adhoc in nature. We entered into a significant contract with another Australian based biotechnology company in fiscal 2003. We earned $786,000 in revenue from this contract in fiscal 2004, or 56.3% of total revenue. As a result, our export revenues declined as we have limited manufacturing capacity.

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

ITEM 8.B.  SIGNIFICANT CHANGES

     Except as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING

ITEM 9.C.  MARKETS

     The principal non-United States trading market for our ordinary shares is the Australian Stock Exchange, or the ASX, on which our ordinary shares have been trading under the code "PGL" since December 1995. Prior to that time, there was no established public trading market for our ordinary shares. Our ordinary shares are also quoted on the Nasdaq SmallCap Market under the symbol "PGLAF."

PRICE RANGE OF ORDINARY SHARES

     AUSTRALIAN STOCK EXCHANGE (ASX)

     The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

                                                                                 TRADING
                                                           HIGH        LOW        VOLUME
                                                        ----------  ----------  ----------
     Yearly Data:
     ------------
       Fiscal year 2000. . . . . . . . . . . . . . . . . .  A$5.55      A$1.75   6,436,562
       Fiscal year 2001. . . . . . . . . . . . . . . . . .    2.83        1.02   9,081,542
       Fiscal year 2002. . . . . . . . . . . . . . . . . .    2.02        0.75   5,385,169
       Fiscal year 2003. . . . . . . . . . . . . . . . . .    1.25        0.50   3,310,777
       Fiscal year 2004. . . . . . . . . . . . . . . . . .    3.76        0.72  25,976,500

     Quarterly Data:
     ---------------
       Third Quarter 2002. . . . . . . . . . . . . . . . .    1.25        0.96     284,203
       Fourth Quarter 2002 . . . . . . . . . . . . . . . .    1.00        0.75     359,780
       First Quarter 2003. . . . . . . . . . . . . . . . .    0.95        0.72     348,846
       Second Quarter 2003 . . . . . . . . . . . . . . . .    1.18        0.48   2,317,800
       Third Quarter 2003. . . . . . . . . . . . . . . . .    2.27        0.72   4,937,400
       Fourth Quarter 2003 . . . . . . . . . . . . . . . .    1.70        1.40   2,886,700
       First Quarter 2004. . . . . . . . . . . . . . . . .    3.45        1.49  10,320,200
       Second Quarter 2004 . . . . . . . . . . . . . . . .    3.76        2.75   7,832,200
       Third Quarter 2004. . . . . . . . . . . . . . . . .    4.75        3.25   5,403,317
       Fourth Quarter 2004 (through November 30, 2004)        6.46        4.66   5,061,054

     Monthly Data:
     -------------
       June 2004 . . . . . . . . . . . . . . . . . . . . .    3.63        3.20   1,580,300
       July 2004 . . . . . . . . . . . . . . . . . . . . .    3.90        3.25   1,766,900
       August 2004 . . . . . . . . . . . . . . . . . . . .    4.25        3.80   1,815,200
       September 2004. . . . . . . . . . . . . . . . . . .    4.75        4.09   1,821,217
       October 2004. . . . . . . . . . . . . . . . . . . .    6.46        4.66   2,494,840
       November 2004 . . . . . . . . . . . . . . . . . . .    5.90        4.90   2,566,214

     NASDAQ SMALLCAP MARKET

     The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the Nasdaq SmallCap Market during the periods indicated:

                                                                                   TRADING
                                                           HIGH          LOW        VOLUME
                                                        -----------  -----------  ----------
     Yearly Data:
     ------------
       Fiscal year 2000. . . . . . . . . . . . . . . .  $     4.063  $     1.000   4,223,100
       Fiscal year 2001. . . . . . . . . . . . . . . .        1.688        0.563   3,112,300
       Fiscal year 2002. . . . . . . . . . . . . . . .        0.990        0.410     948,645
       Fiscal year 2003. . . . . . . . . . . . . . . .        0.880        0.300   2,478,639
       Fiscal year 2004. . . . . . . . . . . . . . . .        3.240        0.510  18,534,500

     Quarterly Data:
     ---------------
       Third Quarter 2002. . . . . . . . . . . . . . .        0.650        0.530      65,014
       Fourth Quarter 2002 . . . . . . . . . . . . . .        0.570        0.370     209,095
       First Quarter 2003. . . . . . . . . . . . . . .        0.550        0.340      27,600
       Second Quarter 2003 . . . . . . . . . . . . . .        0.880        0.300   2,176.930
       Third Quarter 2003. . . . . . . . . . . . . . .        1.250        0.510   2,887,600
       Fourth Quarter 2003 . . . . . . . . . . . . . .        1.330        0.910   3,147,700
       First Quarter 2004. . . . . . . . . . . . . . .        3.110        1.120   7,084,100
       Second Quarter 2004 . . . . . . . . . . . . . .        3.240        1.750   5,415,100
       Third Quarter 2004. . . . . . . . . . . . . . .        3.370        2.250   1,205,500
       Fourth Quarter 2004 (through November 30, 2004)        5.140        3.310   1,205,800

     Monthly Data:
     ------------
       June 2004 . . . . . . . . . . . . . . . . . . .        2.550        2.200     465,200
       July 2004 . . . . . . . . . . . . . . . . . . .        2.700        2.250     468,500
       August 2004 . . . . . . . . . . . . . . . . . .        3.030        2.570     392,300
       September 2004. . . . . . . . . . . . . . . . .        3.370        2.730     344,700
       October 2004. . . . . . . . . . . . . . . . . .        5.140        3.310     841,900
       November 2004 . . . . . . . . . . . . . . . . .        4.440        3.700     363,900

     On December 2, 2004, the closing sales price in U.S. Dollars of the ordinary shares as reported on the ASX and the Nasdaq SmallCap Market was $3.78 and $3.76, respectively.

ITEM 10.  ADDITIONAL INFORMATION

ITEM 10.B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

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

     GENERAL

     Our issued capital is made up of 35,510,121 ordinary shares. All our ordinary shares are fully paid and non-assessable. Holders of our ordinary shares have no preemptive or conversion rights, and there are no redemption or sinking fund provisions applicable to our ordinary shares.

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

ITEM 10.C.  MATERIAL CONTRACTS

     Information about material contracts, other than contracts entered into in the ordinary course of business, to which we are a party and which we have entered into during the two immediately preceding fiscal years are disclosed above in "Item 4. Information on the Company ".

ITEMS 10.D.  EXCHANGE CONTROLS

     In the early 1980s, the Australian Government began a program of deregulation of the Australian financial sector. This led to the introduction of competition from foreign banks and, perhaps more notably, the deregulation of foreign exchange controls. Deregulation has been at the forefront of Australian Government policy since the early 1980's and, except as discussed below, there are no laws or regulations in Australia that restrict the export or import of capital or affect the remittance of dividends or other payments to holders of our ordinary shares who are nonresidents of Australia, subject to withholding taxes under Australian law with respect to remittances of dividends (to the extent the taxes on the dividends are not paid by us) and interest payments. See "Taxation" below.

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

     THE FINANCIAL TRANSACTIONS REPORTS ACT 1988

     The Financial Transactions Reports Act 1988 is an act of the Parliament of the Commonwealth of Australia, designed to facilitate the administration and enforcement of Australia's revenue laws. It provides for the reporting of certain financial transactions and transfers, including the export or import of currency exceeding A$10,000 to the Cash Transactions Reporting Agency.

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

ITEM 10.E.  TAXATION

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

     The pertinent provisions of the double tax treaty between Australia and the United States provide that dividends are primarily liable for tax in the country of residence of the beneficial owner. However, the source country, in this case Australia, may also tax them, but in such case the tax will be limited to 15%. Where the beneficial owner is a United States resident company that holds at least 10% of us, the tax will be limited to 5%. The 15% limit does not apply to dividends derived by a resident of the United States of America who has a permanent establishment or fixed base in Australia, if the holding giving rise to the dividends is effectively connected with that establishment or base. Such dividends are taxed in the normal way as business profits or independent personal services income as the case may be.

     We have not paid any cash dividends since our inception and we do not anticipate the payment of cash dividends in the foreseeable future. Additionally, we expect to incur additional operating losses until products arising from our research and development programs are successfully commercialized. See "Item 8.A. Consolidated Statements and Other Financial Information-Dividend Policy."

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The primary objective of our investment activities is to preserve principal and, at the same time, maximize income without significantly increasing risk. At June 30, 2004, our cash and cash equivalents consisted primarily of highly liquid investments with maturities of one month or less. We believe that these investments do not constitute any material market risk exposure.

     In fiscal 2004 the majority of our operating expenses were denominated in Australian dollars. With the sale of our Life Sciences division operating expenditure is now predominantly in Australian dollars. From time to time, in order to reduce our exposure to foreign currency exchange rate risks, we buy and hold foreign currencies to cover our operating expenses denominated in those currencies. We also, from time to time, attempt to hedge our currency exchange risk. At June 30, 2004, we were not a party to any foreign currency hedging or other derivative financial instruments.

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

     Our management, under the supervision and with the participation of our managing director and chief financial officer, have evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2004 and, based on that evaluation, our managing director and chief financial officer have concluded that such disclosure controls and procedures were effective as of such date.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Not applicable.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

     Not applicable.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     In connection with the audit of our fiscal year ended June 30, 2004, Ernst & Young, the Company's independent auditors, informed our audit committee that they consider the following matters represent material weaknesses in the operation of our internal control over financial reporting:

     -    The financial statement close process and knowledge of US GAAP; and

     -    Adequate segregation of duties

     In order to address the weakness in our knowledge of US GAAP, our senior finance staff are committed to attending targeted US GAAP and SEC reporting courses and subscribing to additional information publications and updates of SEC and US GAAP releases and rule changes and of information about the requirements of the Public Company Accounting Oversight Board. We will also consider mitigating this weakness by conferring and/or hiring outside accounting advisers with respect to the technical requirements applicable to our financial statements.

     Our management and audit committee continually assess the level of segregation of duties existing within the financial reporting function and are committed to segregating duties where practically possible. Given the number of staff employed in our finance department it is sometimes not practicable to segregate all duties.

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


ITEM 16.  [RESERVED]


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

     The Company's board of directors has determined that audit committee member Mr. P. Burns is an audit committee financial expert as defined under the rules and regulations of the Securities and Exchange Commission.


ITEM 16B.  CODE OF ETHICS

     We have adopted a code of ethics that applies to our executive directors and chief financial officer. The code is filed as Exhibit 11 to this annual report. The code is posted under the Investors section of our website at www.progen.com.au.
                                                     ------------------


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The aggregate fees and expenses billed for professional services rendered by our principal accountant, Ernst & Young, for the audit of our annual financial statements for the years ended June 30, 2003 and 2004 and for other listed services rendered in those years are set forth in the following table:

          ----------------------------------------
                                   2003     2004
          ----------------------------------------
          Audit Fees              $55,249  $83,520
          ----------------------------------------
          Audit-Related Fees (1)        -        -
          ----------------------------------------
          Tax Fees (2)                  -        -
          ----------------------------------------
          All Other Fees (3)        8,595   12,314

          TOTAL FEES              $63,844  $95,834
          ----------------------------------------

(1) There were no assurance and related services rendered by our principal accountant related to the performance of the audit or review of our financial statements which have not been disclosed under audit fees above.

(2) There were no professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(3)  This category comprises services provided by our principal accountant other than audit fees, audit-related fees and tax fees set forth above. The services consist of the audit of our AUSIndustry START grant as required under the funding agreement and training in relation to new accounting standards and pronouncements.


AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

     All audit and non-audit services performed by our independent auditors must be specifically pre-approved by our audit committee. Consistent with this policy, for the year ended June 30, 2004, all audit and non-audit services initiated by Ernst & Young were pre-approved by our audit committee.


ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS

     Not applicable.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not Applicable.


ITEM 18.  FINANCIAL STATEMENTS

     FINANCIAL STATEMENTS - INDEX TO FINANCIAL STATEMENTS
     Report of Independent Auditors. . . . . . .  . . . . . . . . . . . . . . . . . F-1
     Balance Sheets as of June 30, 2003 and 2004. . . . . . . . . . . . . . . . . . F-2
     Statements of Operations for the years ended June 30, 2002, 2002 and 2004. . . F-3
     Statements of Changes in Stockholders' Equity for the years ended June 30, 2002, 2003 and 2004 . . . . . . . . . . . . . . . . . . . . . F-4
     Statements of Cash Flow for the years ended June 30, 2002, 2003 and 2004 . . . F-6
     Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . F-8 through
                                                                                    F- 24

ITEM 19.  EXHIBITS

Exhibit Number   Description
---------------  -----------------------------------------------------------------
4(b)(iv)         2004 addendum to Lease 2806 Ipswich Road Darra
4(c)(1)          Employment agreement dated May 21, 2003 between Progen Industries
                 Limited and Darren Schliebs
4(c)(2)          Employment agreement dated August 5, 2004 between Progen
                 Industries Limited and Linton Burns
4(c)(3)          Progen Industries Limited Directors and Employee Option
                 Incentive Plan Rules for the directors and employees incentive scheme approved by a resolution of shareholders at the annual general meeting of the Company held on November 30, 2004
11               Code of Ethics for Executive Directors and Chief Financial
                 Officer
12.1             Certification of Lewis J. Lee under Rule 13a-14(a)
12.2             Certification of Linton W. P. Burns under Rule 13a-14(a)
13               Certification of Lewis J. Lee and Linton W. P. Burns under
                 Section 1350 of Chapter 63 of Title 18 of the United States Code

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         PROGEN INDUSTRIES LIMITED

                                         By: /s/ Lewis J. Lee
                                             ---------------------
                                             Lewis J. Lee
                                             Managing Director
Dated: December, 16 2004
       -----------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


TO THE BOARD OF DIRECTORS OF PROGEN INDUSTRIES LIMITED


We have audited the accompanying balance sheets of Progen Industries Limited as of June 30, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progen Industries Limited at June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.



                                                               /s/ ERNST & YOUNG
                                                                   ERNST & YOUNG




Brisbane, Queensland, Australia
November 24, 2004


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


BALANCE SHEETS                                                  (U.S. DOLLARS)
------------------------------------------------------------------------------

                                                             JUNE 30

                                                        2003           2004
                                                         $              $
ASSETS:
CURRENT ASSETS:
    Cash and cash equivalents                     $  8,001,842   $  9,885,656
    Accounts receivable                                444,618        315,922
    Inventory                                           13,568              -
    Prepaid expenses                                    62,607        111,442
    Assets held for sale                               535,382              -
                                                  -------------  -------------

TOTAL CURRENT ASSETS                                 9,058,017     10,313,020
                                                  -------------  -------------

NON-CURRENT RECEIVABLES                                 10,007         10,355

PROPERTY AND EQUIPMENT - NET                         1,161,993        884,765
                                                  -------------  -------------

TOTAL ASSETS                                      $ 10,230,017   $ 11,208,140
                                                  =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:
    Accounts payable                              $  1,138,528   $    896,953
    Accrued employee benefits                          128,783        164,046
    Deferred revenue                                   395,663        144,334
    Liabilities held for sale                           16,010              -
                                                  -------------  -------------

TOTAL CURRENT LIABILITIES                            1,678,984      1,205,333
                                                  -------------  -------------

NON-CURRENT ACCRUED EMPLOYEE BENEFITS                   46,091         68,252
                                                  -------------  -------------

TOTAL LIABILITIES                                    1,725,075      1,273,585
                                                  -------------  -------------

COMMITMENTS AND CONTINGENCIES                                -              -

STOCKHOLDERS' EQUITY:
Capital stock, ordinary shares, no par value;
30,099,223 and 34,521,065 issued and outstanding
in 2003 and 2004 respectively                       44,153,011     48,869,981

Accumulated deficit                                (35,415,660)   (38,960,115)

Accumulated other comprehensive loss                  (232,409)        24,689
                                                  -------------  -------------

TOTAL STOCKHOLDERS' EQUITY                           8,504,942      9,934,555
                                                  -------------  -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $ 10,230,017   $ 11,208,140
                                                  =============  =============

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS OF OPERATIONS                                                           (U.S. DOLLARS)
-------------------------------------------------------------------------------------------------

                                                                       YEARS ENDED
                                                                         JUNE 30
                                                             2002          2003          2004
                                                              $             $             $

REVENUE FROM SALE OF SERVICES                            $    704,044  $  1,051,695  $ 1,394,589

COST OF SERVICES                                              200,794       424,065      373,266

COST OF OPERATIONS:

    Research and development                               2,185,066     2,435,896     3,183,278
    Depreciation                                             297,901       449,596       463,456
    Rentals on operating leases                               48,217        56,126        78,583
    Selling, general and administrative costs              1,214,771     1,958,355     2,494,570
    Other costs of operations                                358,589       119,010        79,344
                                                         ------------  ------------  ------------

    TOTAL COST OF OPERATIONS                               4,104,544     5,018,983     6,299,231
                                                         ------------  ------------  ------------

LOSS FROM OPERATIONS                                      (3,601,294)   (4,391,353)   (5,277,908)
                                                         ------------  ------------  ------------

OTHER INCOME (EXPENSES):

    Share of net losses of associate
      accounted for using the equity method                 (509,606)            -             -
    Interest income                                          380,088       288,289       474,589
    Interest expense                                          (3,051)       (7,377)      (12,437)
    Grant income                                             123,781       434,829       596,522
    Other income                                              73,493        28,143        20,113
    Unrealised gain on investments                           101,899             -             -
    Realised (loss) gain on investments                      251,054      (205,893)            -
                                                         ------------  ------------  ------------

TOTAL OTHER INCOME                                           417,658       537,991     1,078,787
                                                         ------------  ------------  ------------

NET LOSS FROM CONTINUING OPERATIONS                       (3,183,636)   (3,853,362)   (4,199,121)

DISCONTINUED OPERATIONS

    Income from operations of Life Sciences segment
    (including profit on disposal of $486,402)               104,421       288,213       654,666
                                                         ------------  ------------  ------------

NET LOSS                                                 $(3,079,215)  $(3,565,149)  $(3,544,455)
                                                         ============  ============  ============

NET LOSS PER ORDINARY SHARE (BASIC AND DILUTED)

    Continuing operations                                $     (0.13)  $     (0.16)  $     (0.13)
    Discontinued operations                                        -   $      0.01   $      0.02
                                                         ------------  ------------  ------------

NET LOSS PER ORDINARY SHARE (BASIC AND DILUTED)          $     (0.13)  $     (0.15)  $     (0.11)
                                                         ============  ============  ============

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING USED IN
THE CALCULATION OF NET LOSS PER SHARE                     24,391,869    24,391,869    32,675,867
                                                         ============  ============  ============

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                     (U.S. DOLLARS)
-------------------------------------------------------------------------------------------------------------------------

                                    NUMBER OF        AMOUNT         ACCUMULATED         ACCUMULATED
                                    ORDINARY         ------           DEFICIT       OTHER COMPREHENSIVE        TOTAL
                                     SHARES                           -------             INCOME               -----
                                     ------                                               (LOSS)
                                                                                          ------

BALANCE - JULY 1, 2001               24,391,869  $   41,800,156   $  (28,771,296)  $         (2,195,035)  $   10,833,825

Other comprehensive income:
Translation adjustment                        -               -                -                885,498          885,498
Less: unrealised investment loss              -               -                -               (116,959)        (116,959)
Net loss                                      -               -       (3,079,215)                     -       (3,079,215)
                                                                                                          ---------------
Comprehensive loss                            -               -                -                      -       (2,310,676)
                                                                                                          ---------------
Receipt of shares from associate              -               -                -                      -                -
Issuance of ordinary shares                   -               -                -                      -                -
Share issue costs                             -               -                -                      -                -
                                  -------------  ---------------  ---------------  ---------------------  ---------------

BALANCE - JUNE 30, 2002              24,391,869  $   41,800,156   $  (31,850,511)  $         (1,426,496)  $    8,523,149

Other comprehensive income:
Translation adjustment                        -               -                -              1,077,128        1,077,128
Reclassification of investment
losses included in net income                 -               -                -                116,959          116,959
Net loss                                      -               -       (3,565,149)                     -       (3,565,149)
                                                                                                          ---------------
Comprehensive loss                            -               -                -                      -       (2,371,062)
                                                                                                          ---------------
Issuance of ordinary shares           5,707,354       2,436,663                -                      -        2,436,663
Share issue costs                             -         (83,808)               -                      -          (83,808)
                                  -------------  ---------------  ---------------  ---------------------  ---------------

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)         (U.S. DOLLARS)
---------------------------------------------------------------------------------------------------------------------

                                      NUMBER OF        AMOUNT         ACCUMULATED      ACCUMULATED         TOTAL
                                      ORDINARY         ------           DEFICIT           OTHER            -----
                                       SHARES                           -------       COMPREHENSIVE
                                       ------                                            INCOME
                                                                                         (LOSS)
                                                                                         ------

BALANCE - JUNE 30, 2003                30,099,223  $   44,153,011   $  (35,415,660)  $     (232,409)  $    8,504,942

Other comprehensive income:
Translation adjustment                          -               -                -          257,098          257,098
Net loss                                        -               -       (3,544,455)               -       (3,544,455)
                                                                                                      ---------------
Comprehensive loss                              -               -                -                -       (3,287,357)
                                                                                                      ---------------
Issuance of ordinary shares             3,800,000       3,797,682                -                -        3,797,682
Share issue costs                               -        (190,467)               -                -         (190,467)
Options issued under the Directors        199,756         356,489                -                -          356,489
and Employees Incentive Scheme
(2003) and exercised by directors
and employees
Options issued under the 2003             422,086         753,266                -                -          753,266
Prospectus and exercised by
shareholders
                                    -------------  ---------------  ---------------  ---------------  ---------------

BALANCE - JUNE 30, 2004                34,521,065  $   48,869,981   $  (38,960,115)  $       24,689   $    9,934,555
                                    =============  ===============  ===============  ===============  ===============

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


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS OF CASH FLOWS                                          (U.S. DOLLARS)
----------------------------------------------------------------------------------------------

                                                                    YEARS ENDED
                                                                      JUNE 30
                                                          2002          2003          2004
                                                           $             $             $
OPERATING ACTIVITIES:

Receipts from customers                               $ 2,543,590   $ 3,520,272   $ 3,369,628
Payments to suppliers and employees                    (5,407,231)   (6,658,976)   (7,611,601)
Proceeds from trading investments                         125,260     1,222,363             -
Interest received                                         380,218       288,289       474,589
Interest paid                                              (3,051)       (7,377)      (12,437)
Other operating cash receipts                             276,175         8,047         2,115
                                                      ------------  ------------  ------------

NET CASH - OPERATING ACTIVITIES                        (2,085,039)   (1,627,382)   (3,777,706)
                                                      ------------  ------------  ------------

INVESTING ACTIVITIES:
Proceeds from sale of property, plant and equipment        14,151        15,724        17,998
Proceeds from sale of available for sale investments      215,965             -             -
Proceeds from sale of discontinued operation                    -             -       838,622
Purchase of property, plant and equipment                (759,435)      (98,552)     (135,577)
                                                      ------------  ------------  ------------

NET CASH - INVESTING ACTIVITIES                          (529,319)      (82,828)      721,043
                                                      ------------  ------------  ------------

FINANCING ACTIVITIES:
Proceeds from share issues                                      -     2,436,663     3,797,682
Share issue costs                                               -       (83,808)     (190,467)
Proceeds from exercise of options                               -             -     1,109,755
Repayment of capital lease liabilities                    (20,478)       (8,431)            -
                                                      ------------  ------------  ------------

NET CASH - FINANCING ACTIVITIES                           (20,478)    2,344,424     4,716,970
                                                      ------------  ------------  ------------

EFFECT OF EXCHANGE RATE ON CASH                           673,438       937,251       223,507
                                                      ------------  ------------  ------------

NET INCREASE IN CASH AND CASH
EQUIVALENTS                                            (1,961,398)    1,571,465     1,883,814

CASH AND CASH EQUIVALENTS BEGINNING OF
YEAR                                                    8,391,775     6,430,377     8,001,842
                                                      ------------  ------------  ------------

CASH AND CASH EQUIVALENTS END OF YEAR                 $ 6,430,377   $ 8,001,842   $ 9,885,656
                                                      ============  ============  ============

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS OF CASH FLOWS                                          (U.S. DOLLARS)
-------------------------------------------------------------------------------------------------------

                                                                             YEARS ENDED
                                                                               JUNE 30
                                                                   2002          2003          2004
                                                                    $             $             $

RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASH
USED IN OPERATING ACTIVITIES:

    Operating loss after income tax                             (3,079,215)   (3,565,149)   (3,544,455)
    Proceeds from sale of discontinued operation                         -             -      (838,622)

    Non-cash items:
    Depreciation                                                   309,455       457,047       463,720
    Diminution in investments                                       15,061             -             -
    (Gain) / loss on sale of investments                          (251,054)      205,893             -
    Share of associate's net losses                                509,606             -             -
    (Gain) / loss on sale of property, plant and equipment          10,888        (7,372)       (2,115)
    Other non cash items                                           153,359             -             -

    Net change in operating assets and liabilities:

    (Increase)/decrease in assets:
      Accounts receivable                                          113,149       (96,048)      149,077
      Investments                                                  125,260     1,222,363             -
      Prepaid expenses                                              39,830        37,466       (50,119)
      Inventory                                                     20,083      (220,157)      568,467
      Non-current receivables                                        6,476             -             -

    Increase/(decrease) in liabilities:
      Accounts payable                                             (57,937)      299,988      (559,621)
      Accrued payroll                                                    -        38,587        35,962
                                                               ------------  ------------  ------------

    NET CASH USED IN OPERATING ACTIVITIES                      $(2,085,039)  $(1,627,382)  $(3,777,706)
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

Progen is a biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics for the treatment of cancer and other serious diseases. The Company's lead product candidate, PI-88, is one of a new class of multi-functional, multi-targeted cancer therapeutics inhibiting both angiogenesis, or tumor promoting factors such as Vascular Endothelial Growth Factor, Fibroblast Growth Factor 1, Fibroblast Growth Factor 2, and also heparanase, an enzyme implicated in metastasis (tumor spread). PI-88 completed two Phase I trials in January and February 2004 and is currently being studied in three Phase II clinical trials in the U.S., Australia and Taiwan under an active Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA.

Progen's second oncology product candidate, PI-166, is undergoing a Phase I clinical trial in patients with inoperable primary liver cancer (hepatocellular carcinoma or HCC). PI-166 is potentially a novel treatment modality that serves a patient population, which is particularly difficult to treat and suffering from a disease that is resistant to current therapies.

Through the Company's internal drug discovery research program and academic collaborations, Progen is developing small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease-related protein targets as potential therapeutics for cancer and other serious diseases. The Company's research team and academic collaborators have identified a portfolio of heparan sulfate binding proteins that are involved in different diseases, and Progen is now designing, synthesizing and screening small molecule compounds that disrupt heparan sulfate binding.

The Company maintains and operates an approximately 11,200 square foot fully-integrated pharmaceutical raw material manufacturing facility in leased premises at Darra, a suburb of Brisbane, Australia, and its principal offices are also located on the premises. The facility has the capability to develop and manufacture therapeutic products for worldwide markets and consists of 15 modular laboratories.

BASIS OF PRESENTATION
These financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and are presented in U.S. dollars.

CASH AND CASH EQUIVALENTS
Cash equivalents are comprised of certain highly liquid investments that are both: (i) readily convertible to known amounts of cash, and (ii) so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

ACCOUNTS RECEIVABLE
Trade debtors are carried at amounts due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

INVENTORY
Inventory is stated at the lower of cost or market. Costs are assigned to individual items of inventory mainly on the basis of average costs, which approximates the first-in, first-out ("FIFO") costing method.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

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

REVENUE RECOGNITION
The Company generates revenue principally from the sales of goods, the provision of contract manufacturing services and government grants.

Revenue is recognised when the four basic criteria of revenue recognition are met: (1) a contractual agreement exists; (2) services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. For each source of revenue Progen complies with the above revenue recognition criteria in the following manner:

     - A sale is recorded when goods have been delivered to and accepted by the customer pursuant to a fixed price sales order, collectibility of the selling price is reasonably assured and the associated risks have passed to the customer. The Company grants no refund or return rights.

     - Revenues from services rendered are recognized as the service is performed, and no additional services or products are required to be provided.

     - Government grants, which support the Company's research efforts in specific projects, generally provide for reimbursement of approved costs incurred. Grant receipts are recognised as revenue when research and development expenditure to which the particular grant relates has been incurred. Advance payments received are classified as deferred revenue until earned.

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

STOCK-BASED COMPENSATION
The Company has elected to account for its stock option plans in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees and related interpretations ("APB 25") and adopt the disclosure-only provisions of SFAS No. 123: Accounting for Stock-Based Compensation ("SFAS 123"). Under APB 25, the Company recognizes compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date. Unearned compensation expense is charged against operations ratably over the vesting period of the options. For disclosure purposes under SFAS 123, stock options are valued at the measurement date using the Black-Scholes option valuation model and compensation costs are recognized ratably over the vesting period.

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation for the years ended June 30, 2002, 2003 and 2004:


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                            2002          2003          2004

Net Loss, as reported                   $(3,079,215)  $(3,565,149)  $(3,544,455)

Deduct: Total stock-based employee
compensation expense determined under      (163,946)      (11,439)     (424,027)
fair value based method for all awards


Pro forma net loss                      $(3,243,161)  $(3,576,588)  $(3,968,482)
                                        ============  ============  ============
Earnings per share
      Basic - as reported               $     (0.13)  $     (0.15)  $     (0.11)
      Basic - pro forma                 $     (0.13)  $     (0.15)  $     (0.12)

     Diluted - as reported              $     (0.13)  $     (0.15)  $     (0.11)
     Diluted - pro forma                $     (0.13)  $     (0.15)  $     (0.12)


For the years ended 30 June 2002, 2003 and 2004 there was no compensation expense recognised in the statement of operations as the estimated fair value of the stock did not exceed the exercise price of the option at the measurement date.

NET LOSS PER SHARE
Basic and diluted net loss per share has been calculated by dividing net loss by the weighted average ordinary shares outstanding during the periods.

Stock options have not been included in the computation of net loss per share in the periods presented as their effect is antidilutive. For additional disclosures regarding stock options see Note 13.

FOREIGN CURRENCY TRANSACTIONS
Foreign currency transactions are initially remeasured to Australian currency at the rate of exchange at the date of the transaction. At the balance sheet date amounts payable and receivable in foreign currencies are remeasured to Australian currency at rates of exchange current at that date. Resulting exchange differences are included in earnings.

FOREIGN CURRENCY TRANSLATION
The Australian dollar is the functional currency for the Company. Balance sheet amounts (other than equity accounts) denominated in Australian dollars have been translated into United States dollars using the year end rate of exchange. Operating results denominated in Australian dollars have been translated into U.S. dollars using the average rate of exchange. Equity accounts are translated at historic rates. Gains or losses resulting from such translation are included as a component of comprehensive loss.

ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates. Accounting estimates have been applied to calculated accruals for employee entitlements.

INCOME TAXES
Income taxes have been provided using the liability method of accounting in accordance with Statement of Financial Accounting Standards No 109 (SFAS 109) "Accounting for Income Taxes".


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

FINANCIAL INSTRUMENTS
The fair values of financial instruments, including cash and cash equivalents, accounts receivable, investments, and accounts payable, approximate their carrying value due to their short term nature. Refer to Note 16 for further details.

INVESTMENTS
Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and re-evaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale, along with certain of the Company's investments in equity securities. Securities available for sale are carried at fair value, with any unrealized holding gains and losses, net of tax, reported in a separate component of comprehensive income/(loss) until realized. Trading securities are securities bought and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses included in operations for the year. Held-to-maturity debt securities are reported at amortized cost.

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

IMPAIRMENT
Pursuant to guidance established in Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" the Company evaluates if long lived assets are impaired whenever indicators of impairment are present, or a minimum, on an annual basis. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

COMPARATIVES
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

RECENT ACCOUNTING PRONOUNCEMENTS
In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN46), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 has not had, nor do the directors/management believe it will have, a material impact on the Company's current or prospective financial statements.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

In December 2003, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 104 ("SAB 104"), Revenue Recognition, which supersedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and to rescind the SEC's "Revenue Recognition in Financial Statements Frequently Asked Questions and Answers" ("FAQ") issued with SAB 101. Selected portions of the FAQ have been incorporated into SAB 104. The adoption of SAB 104 has not had, nor do the directors/management believe it will have, a material impact on the Company's current or prospective financial statements.


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


3.      INVESTMENTS

                                            JUNE 30
                                   ------------------------
                                       2003         2004

Available for sale securities:
Zaxis International Inc - at cost  $  166,879   $         -
Realised loss on investment         ( 166,879)            -
                                   -----------  -----------
                                   $        -   $         -
                                   ===========  ===========

During the year ended June 30, 2003, Zaxis filed for Chapter 7 Liquidation. At June 30, 2003, the directors assessed the carrying value of the common shares in Zaxis based on the quoted market price at year-end and wrote down the remaining balance to nil. The write down in the investment was considered other than temporary and, accordingly, is recognised as a realised loss in the statement of operations in 2003, together with $116,959 of previously recorded unrealised losses which were reclassified out of accumulated other comprehensive income into earnings. The total realized loss for Zaxis during 2003 is $166,879.


4.     ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consists of the following:

                                              JUNE 30
                                         ------------------
                                           2003      2004

Amounts receivable from trade customers  $419,594  $237,267
Underwriters, promoters & employees             -    19,266
Interest receivable                        15,217    43,329
Other                                       9,807    16,060
                                         ------------------
                                         $444,618  $315,922
                                         ==================


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


5.     INVENTORY

Inventory consists of the following:

                                JUNE 30
                            --------------
                             2003    2004

Raw materials and supplies  $13,568  $   -
Finished goods                    -      -
                            -------  -----
                            $13,568  $   -
                            =======  =====


6.     INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The carrying value of investments in associates as of June 30, 2004 and 2003 is $nil.

Effective May 31, 2000, Progen entered into an agreement with Medigen Biotechnology Corporation ('MBC'), a company incorporated in Taiwan, in relation to the co-development and commercialisation of PI-88 (an oligosaccharide based compound which inhibits heparanase, extravasation and thrombosis) (the 'Alliance Agreement'). Under the Alliance Agreement, MBC will fund and conduct, at no cost to Progen, several Phase II clinical trials in respect of PI-88. These trials are in addition to the trials to be undertaken by Progen and will be in areas where MBC has significant experience and expertise. In return MBC is entitled to receive 15% of Progen's future PI-88 revenues generated from cancer and cardiovascular diseases. In addition, MBC has the right to negotiate the funding and conduct of several Phase III clinical trials. In accordance with the Alliance Agreement Progen is to supply PI-88 to MBC free of charge for the designated trials and provide technical know-how to assist MBC with the conduct of the trials and to establish a compliant pharmaceutical manufacturing facility in Taiwan if so requested. If provided, Progen will be paid for these services.

In connection with the Alliance Agreement under a separate Share Subscription Agreement on November 6, 2000, the Company issued 2.75 million fully paid ordinary shares to MBC at an issue price of $2.09 per share. The Company also issued to Everspring Industry Co (an associate of MBC) an option to purchase 1 million ordinary shares exercisable on or before December 31, 2002 with an exercise price of A$8.00 per share. On December 31, 2002 the 1 million options expired unexercised. In addition, under the Alliance Agreement Progen was issued 19.9% of MBC's issued common equity at no cost and with certain anti-dilution rights. As at June 30, 2004 and June 30, 2003 Progen holds 15,176,525 common shares in MBC.

Stanley Chang, a director of Progen, was also a director of Medigen Biotechnology Company during the years ended June 30, 2002, 2003 and 2004.

                                                                               JUNE 30
                                                                             2003   2004

CARRYING AMOUNT OF INVESTMENT IN ASSOCIATE
Balance at the beginning of the financial year                               $   -  $   -
Issue of shares in associate                                                     -      -
Share of associate's net profits for the financial year                          -      -
                                                                             -----  -----
Carrying amount of investment in associate at the end of the financial year  $   -  $   -
                                                                             =====  =====

Progen has a 19.9% equity interest in MBC, which it received under the Alliance Agreement described above. Based on the lack of fair value evidence, the initial investment was recorded at no value by Progen. This accounts for the difference between the underlying equity in net assets and the amount at which the investment in associate is carried.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


7.      PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                    JUNE 30,
                                           --------------------------
                                               2003          2004

Machinery and equipment                    $ 2,839,198   $ 3,084,811
Furniture and fixtures                         298,315       295,830
Leasehold improvements                         351,426       373,882
                                           ------------  ------------
                                             3,488,939     3,754,523
Accumulated depreciation and amortization   (2,326,946)   (2,869,758)
                                           ------------  ------------
PROPERTY AND EQUIPMENT, NET                $ 1,161,993   $   884,765
                                           ============  ============

Depreciation expense related to property and equipment (including machinery and equipment under capital leases in the year ended June 30, 2002) amounted to $309,431, $457,047, and $463,720 for the years ended June 30, 2002, 2003, and
2004  respectively.


8.      DISCONTINUED OPERATIONS

On November 11, 2003 Progen announced the sale of the Company's Life Science business segment to Global Science and Technology Ltd (GST), a subsidiary of New Zealand based EBOS Ltd.

The decision to dispose of the division was based on the Company strategy to focus on core R&D activities where most potential shareholder value resides.

Under the terms of the contract, Progen paid out all employee entitlements prior to the employees being transferred to GST, settled outstanding accounts payable, and collected accounts receivable due on settlement date. These payments and receipts are recognised in the results for the year ended June 30, 2004.

At June 30, 2004 the amount owed by Progen on accounts payable was $Nil and due to Progen on accounts receivable was $Nil in relation to the Life Science division.

The sale was completed on November 28, 2003.

FINANCIAL PERFORMANCE INFORMATION OF THE LIFE SCIENCE DIVISION FOR THE PERIODS ENDED JUNE 30, 2004, 2003 AND 2002 IS AS FOLLOWS:

                                                         JUNE 30,
                                             2002          2003         2004

Proceeds for sale of business            $         -   $         -   $  838,622
                                         =======================================

Revenue from ordinary activities           1,313,919     1,742,257    1,096,897
Expenses from ordinary activities         (1,209,498)   (1,454,044)    (928,636)
Profit on disposal of business activity            -             -      486,405
                                         ---------------------------------------
Profit before income tax                     104,421       288,213      654,666
Income tax                                         -             -            -
                                         ---------------------------------------
INCOME FROM DISCONTINUED OPERATIONS      $   104,421   $   288,213   $  654,666
                                         =======================================

The carrying value of the assets and liabilities sold as reflected in the June 30, 2003 balance sheet are as follows:

          Inventory                                       $517,670
          Net  property,  plant  and  equipment            $17,712
          Employee  entitlements                           $16,010


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


9.      INCOME TAXES

At June 30, 2004 the Company had net operating tax loss carryforwards of approximately $44,504,000 (2003: $39,724,000) which are indefinite as to use unless it is unable to comply with the recognition criteria for carrying forward tax losses under Australian taxation laws. As a result of these tax loss carryforwards, the Company has deferred tax assets of approximately $13,351,000 at June 30, 2004 (2003: $11,917,000, 2002: 8,947,000). Because of the Company's
lack of earnings history, realization of these deferred tax assets is not reasonably assured, therefore the deferred tax assets have been fully offset by a valuation allowance of $13,351,000, 11,917,000 and $8,947,000 at June 30,
2004,  2003  and  2002,  respectively.

The change in the valuation allowance and the corresponding change in the deferred tax asset amounted to $1,434,000, $2,970,000 and $2,627,000 for the years ended June 30, 2004, 2003 and 2002 respectively.

The tax loss carryforward can be reconciled as follows:

                                           2003         2004
Opening tax loss carryforward           $29,822,000  $39,724,000
Current year tax loss                     4,446,000    3,331,000
Effect of foreign currency translation    5,456,000    1,449,000
                                        -----------  -----------
Gross tax loss                          $39,724,000  $44,504,000
                                        ===========  ===========

Reconciliation of net loss to the tax loss

                                               2002          2003          2004

Tax at  30% Australian tax rate            $   923,764   $ 1,069,545   $ 1,063,336
Permanent differences:
   Non deductible items                              -             -       (64,036)
   Additional deductions                       277,236       263,655             -
   Effect of foreign exchange translation    1,426,000     1,636,800       434,700
                                           ------------  ------------  ------------
Net tax loss                                 2,627,000     2,970,000     1,434,000
Change in valuation allowance               (2,627,000)   (2,970,000)   (1,434,000)
                                           ------------  ------------  ------------
Tax expense                                $         0   $         0   $         0
                                           ============  ============  ============

The Company's deferred income tax balance and the difference between income tax computed at the Australian statutory rate and income tax expense is primarily the result of tax losses carryforward.


10.     ACCOUNTS PAYABLE

Accounts payable consists of the following:

                                            JUNE 30
                                     --------------------
                                        2003       2004

Trade account payable                $  959,703  $746,233
Accrued employee benefits and taxes     178,825   150,720
                                     --------------------
                                     $1,138,528  $896,953
                                     ====================


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


11.      RELATED PARTY DISCLOSURES

During the 2004 financial year Progen purchased goods totalling $4,457 from companies associated with Dr Malvin Eutick a director of Progen Industries Limited.
During the 2004 financial year Medigen Biotechnology Corporation exercised 406,261 options received through the one for eight shareholder bonus option issue. Total proceeds received from Medigen Biotechnology Corporation amounted to A$1,015,652.

During the 2003 financial year Progen purchased goods totalling $4,056 from a company associated with Dr Malvin Eutick a director of Progen Industries Limited.

During the 2002 financial year Progen Industries Limited sold product totalling $20,178 to Starrate Holdings Pty Ltd. Dr Malvin Eutick, a director of the
Company,  is  also  a  director  of  Starrate  Holdings  Pty  Ltd.


12.      COMMITMENTS AND CONTINGENCIES

(a)  EXPENDITURE COMMITMENTS

ANUTECH Pty. Ltd.

In October 1993, the Company entered into an agreement with ANUTECH Pty. Ltd. (a wholly owned subsidiary of the Australian National University) and other parties to provide research funding, subject to certain conditions, for novel Anti-cancer and Anti-inflammatory drugs. Progen agreed to provide funds totalling $4.1 million over a five-year period, for research purposes. In exchange, Progen was issued an exclusive world-wide license/sub-license to manufacture, market and distribute products arising out of the intellectual property developed from this research. In May 1999, Progen entered into a new agreement with ANUTECH Pty. Ltd. to fund further research projects relating to the synthesis of heparinoid mimetics and development of the heparanase enzyme as a diagnostic and therapeutic target. Progen agreed to provide funds totalling approximately $1.3 million over a three-year period for research purposes. In exchange, Progen was issued an exclusive world-wide licence/sub-licence to manufacture, market and distribute products arising out of the intellectual property developed from this research. In September 2002, Progen entered into a new agreement with ANUTECH Pty Ltd agreeing to extend funding over a further three-year period.

Clinical Trials

The PI-88 human clinical trial program is currently investigating PI-88 in three Phase II clinical trials respectively in malignant melanoma as a single agent therapy, Lung Cancer (NSCLC) in combination with chemotherapy (Taxotere(R)) and as an adjuvant treatment in post-surgical primary liver cancer. The first two clinical trials are being funded by Progen, whilst the liver cancer study is fully funded by Medigen Biotechnology Corporation. The current PI-166 Phase Ib clinical trial in unresectable liver cancer is also being funded by Progen.

The total remaining commitment payable in respect of the above agreements at June 30, 2004 are as follows:

          YEAR ENDING
            JUNE 30

             2005                                            $1,280,536
             2006                                              $344,580
                                                             ----------
                                                             $1,625,116
                                                             ==========


These costs are included in research and development expense as incurred.

Insurance Premium

In July 2004 the Company signed an agreement to fund the Company's insurance premium for the year ended June 30, 2005. The terms of this agreement state that the amount funded is to be repaid in nine equal instalments of $39,445 including finance charges.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

Other

Effective May 31, 2000, Progen entered into an agreement with Medigen Biotechnology Corporation ("MBC"), a company incorporated in Taiwan, in relation to the co-development and commercialisation of PI-88 (the "Alliance Agreement"). Under the terms of the Alliance Agreement, Progen indemnifies MBC fully and effectively against any losses, costs, actions, claims, demands, expenses, judgements, court orders or other liabilities arising directly or indirectly out or in connection with any claim made or threatened against MBC by a third party arising from or concerning PI-88 that prevents or interferes with MBC's conduct of their Phase II and further clinical trials.


(b)  LEASE EXPENDITURE COMMITMENTS

OPERATING LEASES

The operating lease commitments include the rental of office premises. The lease agreement expired in March 2004 at which time the Company signed a new lease agreement extending the current lease to March 2007.

During the fiscal years ended June 30, 2004, 2003 and 2002, rent expense was $78,583, $56,126 and $48,138 respectively.

Under the terms of this lease agreement the rental payments are subject to annual review based on the movement in the consumer price index. The total minimum annual rentals under non-cancellable operating leases subsequent to June 30, 2004 are as follows:

          YEAR ENDING
          JUNE 30,

           2005                                             $68,782

           2006                                             $68,782

           2007                                             $51,586
                                                           --------

           Total                                           $189,150
                                                           ========


13.     STOCK OPTION PLANS

All  options  are  granted  in  stock  trading  on the Australian Stock Exchange
('ASX') and are exercisable only in Australian dollars, therefore amounts in this note are expressed in Australian dollars not U.S. dollars.

EMPLOYEE COMPENSATION PLANS

EMPLOYEE OPTION PLAN PRE OCTOBER 2003

The Progen Board of Directors adopted an employee option plan on October 24, 2000 ("2000 Plan"). Both employees and non-executive directors are eligible to participate. This option plan stipulates that the initial issue of options will have an exercise price of A$4.00 and thereafter a minimum exercise price of the greater of A$4.00 and a price equal to 125% of the weighted average price of the Company's shares quoted on the ASX for 10 business days before the date of grant of the options; all options vest between one and four years after the date of grant, options may carry performance related conditions as determined at the Board's discretion and expire five years from the date of grant.

There were no options granted under this plan during the year ended June 30, 2004.

During 2002, 22,000 options were granted to employees under this plan with an exercise price of A$4.00, the options vest on the first anniversary of date of grant and expire on the fifth anniversary of the date of grant.

As at June 30, 2004 there were 528,820 options outstanding that were issued under this plan.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

EXECUTIVE DIRECTORS' OPTION PLAN

In November 1999, the Company's shareholders approved the executive directors' option plan. Only directors who hold salaried employment are eligible to participate in the plan. The board of directors may impose any conditions upon the vesting or exercise of any options granted under the plan. This option plan has similar terms and conditions as the 2000 Plan.

The exercise price of the options is equal to the weighted average price of the Company's fully paid ordinary shares traded over the 5 business days immediately prior to the time the options are granted (the Base price), unless the options are to be issued in tranches, in which case the exercise price will be either the Base price or a higher price determined by the directors of the Company.

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

The 400,000 options above expire on February 8, 2005 and remain outstanding as at June 30, 2004.

DIRECTORS AND EMPLOYEES INCENTIVE SCHEME

In October 2003, the Company's shareholders approved the directors and employees incentive scheme ("2003 Plan") under which a total of 1,800,000 options were issued, having an exercise price of A$2.50.

Under the terms of this plan all options vest immediately at grant date and expire on May 31, 2005.

As at June 30, 2004 there are 1,600,244 options outstanding that were issued under the 2003 Plan.

Information with respect to the number of options granted under the various employee compensation plans is as follows:


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

                                        NUMBER OF          WEIGHTED          NUMBER OF         WEIGHTED
                                         OPTIONS       AVERAGE EXERCISE       OPTIONS      AVERAGE EXERCISE
                                       OUTSTANDING         PRICE (i)        EXERCISABLE        PRICE (i)

Options outstanding, June 30, 2001         1,433,515              A$4.97          405,495            A$5.11
- granted                                     22,000              A$4.00
- forfeited                                        -                   -
- expired                                   (214,745)             A$4.66
- exercised                                        -                   -
                                    -----------------
Options outstanding, June 30, 2002         1,240,770              A$5.01        1,118,770            A$4.68
- granted                                          -                   -
- forfeited                                        -                   -
- expired                                    (72,550)             A$4.18
- exercised                                        -                   -
                                    -----------------
Options outstanding, June 30, 2003         1,168,220              A$5.06        1,168,220            A$5.06
- granted                                  1,800,000              A$2.50
- forfeited                                        -                   -
- expired                                   (239,400)             A$5.04
- exercised                                 (199,756)             A$2.50
                                    -----------------
Options outstanding, June 30, 2004         2,529,064              A$3.44        2,529,064            A$3.44

(i) The exercise price is in Australian dollars (the functional currency for the Company).

There were 1,800,000 options granted and issued during 2004. The equivalent market price per share at grant date for options granted during 2004 was A$1.52 (2003: Nil, 2002: A$1.20).

The following table summarises information about options outstanding at June 30, 2004:

EXERCISE PRICE         OPTIONS         OUTSTANDING                         EXERCISABLE
          (i)
                                     WEIGHTED AVERAGE      WEIGHTED         NUMBER OF          WEIGHTED
                                        REMAINING          AVERAGE           OPTIONS           AVERAGE
                                     CONTRACTUAL LIFE   EXERCISE PRICE                      EXERCISE PRICE

           A$4.46           100,000         0.6 years      A$4.46             100,000               A$4.46
           A$6.24           200,000         0.6 years      A$6.24             200,000               A$6.24
           A$8.91           100,000         0.6 years      A$8.91             100,000               A$8.91
           A$4.00           350,000         1.5 years      A$4.00             350,000               A$4.00
           A$4.00           178,820         1.6 years      A$4.00             178,820               A$4.00
           A$2.50         1,600,244         0.9 years      A$2.50           1,600,244               A$2.50
                   ================                                      ============

           Total          2,529,064                                         2,529,064
                   ================                                      ============

(i)  The  exercise  price  is  in  Australian  dollars  (the  functional  currency  for  the  Company).


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

OTHER INFORMATION

The Company has adopted the disclosure only alternative of SFAS 123 for employee options granted which requires that proforma results be presented as if stock based compensation were recorded at the fair value of options granted. This compensation, determined using the Black Scholes option valuation model, is expensed over the vesting periods of each option grant. The pro forma compensation expense was calculated to be $424,027 for the year ended June 30, 2004 (2003: $11,439, 2002: $163,946).

The fair value of options granted in 2002 and 2004 were computed at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions (note there were no options granted in 2003 therefore no information is presented for that year):

                                              2002                   2004
     Risk Free Interest Rate                  5.24%                  5.39%
     Expected Dividend Yield                  0.00%                  0.00%
     Expected Lives (years)                      3                    1.6
     Expected Volatility                      60.7%                  70.9%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options.

Using the Black Scholes option valuation model, the weighted-average fair value of options granted was A$0.33 in 2004 and A$0.16 in 2002.

OTHER STOCK OPTION PLANS

In November 2003 the Company's corporate advisors to the November 2003 private placement of 3.8 million shares were granted stock options to purchase up to 700,000 shares of Progen's common stock at an exercise price of A$2.50 per option. These options vested on grant date and expire on May 31, 2005.

The fair value of these options was estimated to be A$231,000 using the Black Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 70.9%; risk free interest rate of 5.39%; and an expected life of 1.6 years. Accordingly, a non-cash amount of A$231,000 has been recorded against contributed equity.

In December 2003 shareholders were issued one bonus option for every eight shares registered on the record date of November 28, 2003. These options were issued under a Prospectus dated November 19, 2003. Each bonus option has an exercise price of A$2.50 and entitles the holder to subscribe for one share for each option until May 31, 2005.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

The following table summarises information about the other stock option plans outstanding and exercisable at June 30, 2004:

                                  NON-EMPLOYEE OPTIONS OUTSTANDING            NON-EMPLOYEE OPTIONS
                                          AT JUNE 30, 2004                EXERCISABLE AT JUNE 30, 2004

                                                                WEIGHTED
                                                                 AVERAGE
                                               WEIGHTED        REMAINING                      WEIGHTED
RANGE OF EXERCISE PRICES                        AVERAGE      CONTRACTUAL                       AVERAGE
                               OPTIONS   EXERCISE PRICE     LIFE (YEARS)      OPTIONS   EXERCISE PRICE

A$2.50                       4,507,517        A$2.50                0.92    4,507,517        A$2.50

At June 30, 2004, the Company has reserved shares of common stock for future issuance as follows:

     Employee  option  plan  pre  October  2003                    528,820
     Executive  directors'  option  plan                           400,000
     Directors  and  employees  incentive  plan                  1,600,244
     Non-employee  options                                       4,507,517

     Total                                                       7,036,581
                                                                 ---------


14.      SEGMENT DISCLOSURES

The Company is organized based on the products and services that it offers. Under this organizational structure, there are two reportable segments: (i) research and development and (ii) contract manufacture. The research and development segment is focussed on the development of PI-88 and PI-166 as well as a drug discovery effort that is partially funded by an AusIndustry R&D Start Grant. The contract manufacture segment is involved with the provision of contract manufacturing services to cGMP standards for various human clinical, therapeutic product, and veterinary pharmaceutical trials, as well as non-cGMP bioproduct contract manufacturing services. The contract manufacture segment also provides bioprocess technology development services, and consulting services in quality and regulatory management systems.

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


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


14.      SEGMENT DISCLOSURES (CONTINUED)

YEAR ENDED JUNE 30, 2004
                                 RESEARCH &      CONTRACT       TOTAL
                                 DEVELOPMENT   MANUFACTURE

Sales to external customers     $          -   $  1,394,589  $ 1,394,589
Grant Income                         596,522              -      596,522
Depreciation                         187,313        250,636      437,949

Net income/(loss)                 (2,968,223)       438,483   (2,529,740)
Interest income                            -              -      474,589
Interest expense                           -              -      (12,437)
Other non-segment revenues                                        20,113
Other non-segment expenses                                    (2,151,646)
                                                             ------------
Consolidated net income/
(loss) before tax from
continuing operations                                        $(4,199,121)
                                                             ============

Total assets for reportable
segments                             316,157        828,360    1,144,517
Other assets                                                  10,063,623
Consolidated assets                                          $11,208,140
                                                             ============

Purchase of long lived assets
for reportable segments               32,837         94,228      127,065
Other purchases                                                    8,512
Total purchases                                              $   135,577
                                =========================================

YEAR ENDED JUNE 30, 2003
                                 RESEARCH &      CONTRACT        TOTAL
                                 DEVELOPMENT    MANUFACTURE

Sales to external customers     $          -   $  1,051,695   $ 1,051,695
Grant Income                         434,829              -       434,829
Depreciation and amortization        184,165        265,431       449,596

Net income/(loss)                 (3,226,808)      (184,532)   (3,411,340)
Interest income                            -              -       288,289
Interest expense                           -              -        (7,377)
Other non-segment revenues                                        462,972
Other non-segment expenses                                     (1,185,906)
                                                              ------------
Consolidated net income/
(loss) before tax from
continuing operations                                         $(3,853,362)
                                                             =============

Total assets for reportable
segments                             430,280        862,560     1,292,840
Other assets                                                    8,937,177
Consolidated assets                                           $10,230,017
                                                             =============

Purchase of long lived assets
for reportable segments               15,343         35,356        50,699
Other purchases                                                    47,853
Total purchases                                               $    98,552
                                ==========================================


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


14.      SEGMENT DISCLOSURES (CONTINUED)

YEAR ENDED JUNE 30, 2002
                                 RESEARCH &      CONTRACT       TOTAL
                                 DEVELOPMENT   MANUFACTURE

Sales to external customers     $          -   $    704,044  $   704,044
Grant Income                         123,781              -      123,781
Depreciation and amortization         88,049        209,640      297,689

Net income/(loss)                 (2,446,829)       366,626   (2,080,203)
Interest income                            -              -      380,088
Interest expense                           -              -       (3,051)
Other non-segment revenues                                       550,227
Other non-segment expenses                                    (2,030,697)
                                                             ------------
Consolidated net income/
(loss) before tax from
continuing operations                                        $(3,183,636)
                                                             ============

Total assets for reportable
segments                             474,407        822,623    1,297,030
Other assets                                                   8,568,338
Consolidated assets                                          $ 9,865,368
                                                             ============

Purchase of long lived assets        366,346        393,075  $   759,421
                                =========================================

There were no inter-segment sales.

In 2004, $399,672 and in 2003, $480,666 of quality assurance and facility maintenance costs have been allocated to the Contract Manufacture division. In 2002 these costs were included in other non-segment expenses as comparable records were not maintained by the Company allowing consistent allocations.

In 2002, 2003 and 2004, the Company operated in one geographical segment with all of its assets and operations located in Australia.

The percentage of revenues derived from customers outside of Australia represented 18.2% in 2004, 74.3% in 2003 and 55.5% in 2002.

Revenues from one Australian customer of the Company's Contract Manufacturing segment represents approximately $786,000 of the Company's sales to external customers in 2004, $180,000 in 2003 and $Nil in 2002.

RECONCILIATION TO REPORTED RESULTS

DEPRECIATION AND AMORTISATION         2004      2003      2002
Total reportable segments           $437,949  $449,596  $297,689
Unallocated corporate depreciation  $ 25,507         -         -
                                    ----------------------------
Total reported depreciation         $463,456  $449,596  $297,689
                                    ============================


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


15.     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income are as follows:

                                           CURRENCY       UNREALISED       TOTAL
                                          TRANSLATION   GAINS (LOSSES)
                                          ADJUSTMENTS    ON AVAILABLE
                                                           FOR SALE
                                                          SECURITIES

    Balance at June 30, 2001             $ (2,195,035)              -   $(2,195,035)

    Unrealised investment loss                      -        (116,959)     (116,959)
    Currency translation adjustment           885,498               -       885,498
                                         -------------  --------------  ------------

    Balance at June 30, 2002             $ (1,309,537)       (116,959)  $(1,426,496)

    Reclassification of investment loss                       116,959       116,959
    Currency translation adjustment         1,077,128               -     1,077,128
                                         -------------  --------------  ------------
    Balance at June 30, 2003             $   (232,409)              -   $  (232,409)

                                         -------------  --------------  ------------
    Currency translation adjustment           257,098               -       257,098
                                         -------------  --------------  ------------
    Balance at June 30, 2004             $     24,689               -   $    24,689
                                         =============  ==============  ============

16.          FAIR VALUE OF FINANCIAL INSTRUMENTS

                                               JUNE 30,
                                               --------
                              2004        2004         2003        2003
                            CARRYING    ESTIMATED    CARRYING    ESTIMATED
                             AMOUNT    FAIR VALUE     AMOUNT    FAIR VALUE
                                       -----------              -----------
ASSETS

Cash and cash equivalents  $9,885,656  $ 9,885,656  $8,001,842  $ 8,001,842
Accounts receivable           315,922      315,922     444,618      444,618

LIABILITIES
Accounts payable              896,953      896,953   1,138,528    1,138,528

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


17.     EMPLOYEE BENEFIT PLAN

As required by Australian superannuation legislation, the Company contributes a defined contribution of 9% (2003: 9%; 2002: 8%) of all Australian employee's salary to an approved superannuation fund for their retirement benefit. The Company contributed, on behalf of employees, $153,138 to superannuation funds for the year ended June 30, 2004 (2003: $147,914; 2002: $174,343).


18.     FOREIGN CURRENCY TRANSLATION

The functional currency for the Company's operations is Australian dollars. As June 30, 2004 A$1 equated to $0.6903. As at November 24, 2004 A$1 equated to $0.7879.


--------------------------------------------------------------------------------