Form 20-F/A
period 2004-06-30
PROGEN INDUSTRIES LTD
filed 2005-04-18
CIK 943502

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 20-F/A

(Mark One)
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended June 30, 2004
                               -------------
                                       OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 000-29228
                       ---------

                            PROGEN INDUSTRIES LIMITED
             (Exact name of Registrant as specified in its charter)

                 -----------------------------------------------
                 (Translation of Registrant's Name into English)

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
Yes       No
     ---      ---

EXPLANATORY  NOTE

     This Amendment No. 1 on Form 20-F/A is being filed solely to amend Item 10.B of Progen Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2004, which was filed on December 20, 2004, to reflect disclosure of the NASDAQ exemptions granted to the Registrant in 1997 from the requirements of the NASDAQ Marketplace Rules regarding (i) the quorum for shareholder meetings and (ii) shareholders approval of certain share plans.

     No other changes are being made to the Annual Report, as originally filed, although Exhibits 12.1, 12.2 and 13 have been refiled in their current form. The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing, and the Company has not updated the disclosure as of a later date.

                                        TABLE OF CONTENTS
                                        -----------------

                                                                                             Page
                                                                                             ----

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS. . . . . . . . . . . .     5

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE. . . . . . . . . . . . . . . . . . .     5

ITEM 3.        KEY INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6

  ITEM 3.A     SELECTED FINANCIAL DATA. . . . . . . . . . . . . . . . . . . . . . . . . . .     6
  ITEM 3.D.    RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7

ITEM 4.        INFORMATION ON THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . .    20

  ITEM 4.A.    HISTORY AND DEVELOPMENT OF THE COMPANY . . . . . . . . . . . . . . . . . . .    20
  ITEM 4.B.    BUSINESS OVERVIEW. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    21
  ITEM 4.D.    PROPERTY, PLANTS AND EQUIPMENT . . . . . . . . . . . . . . . . . . . . . . .    43

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS . . . . . . . . . . . . . . . .    45

  ITEM 5.A.    OPERATING RESULTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    47
  ITEM 5.B.    LIQUIDITY AND CAPITAL RESOURCES. . . . . . . . . . . . . . . . . . . . . . .    50
  ITEM 5.E.    OFF-BALANCE SHEET ARRANGEMENTS . . . . . . . . . . . . . . . . . . . . . . .    51
  ITEM 5.F.    TABULAR DISCLOSURE OF AGGREGATE CONTRACTUAL OBLIGATIONS. . . . . . . . . . .    52

ITEM 6.        DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES. . . . . . . . . . . . . . . . . .    53

  ITEM 6.A.    DIRECTORS AND SENIOR MANAGEMENT. . . . . . . . . . . . . . . . . . . . . . .    53
  ITEM 6.B.    COMPENSATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    56
  ITEM 6.C.    BOARD PRACTICES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    57
  ITEM 6.D.    EMPLOYEES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    58
  ITEM 6.E.    SHARE OWNERSHIP. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    58

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. . . . . . . . . . . . . .    61

  ITEMS 7.A.   MAJOR SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    61
  ITEM 7.B.    RELATED PARTY TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . . . . .    63

ITEM 8.        FINANCIAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . .    63

  ITEM 8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION. . . . . . . . . . .    63
  ITEM 8.B.    SIGNIFICANT CHANGES. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    64

ITEM 9.        THE OFFER AND LISTING. . . . . . . . . . . . . . . . . . . . . . . . . . . .    65

  ITEM 9.C.    MARKETS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    65

ITEM 10.       ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . .    67

  ITEM 10.B.   MEMORANDUM AND ARTICLES OF ASSOCIATION . . . . . . . . . . . . . . . . . . .    67
  ITEM 10.C.   MATERIAL CONTRACTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    69
  ITEMS 10.D.  EXCHANGE CONTROLS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    69
  ITEM 10.E.   TAXATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    70

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK . . . . . . . . .    72

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . . . . . . . . . . .    73

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES . . . . . . . . . . . . . . .    74

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS    74


ITEM 15.       CONTROLS AND PROCEDURES. . . . . . . . . . . . . . . . . . . . . . . . . . .    74

ITEM 16.       [RESERVED] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    75

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT . . . . . . . . . . . . . . . . . . . . . .    75

ITEM 16B.      CODE OF ETHICS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    75

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES . . . . . . . . . . . . . . . . . . .    76

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES . . . . . . . . .    76

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS . . .    77

ITEM 17.       FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . .    78

ITEM 18.       FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . .    78

ITEM 19.       EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    78

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

                                                            For the Years Ended June 30,
                                      ------------------------------------------------------------------------
                                          2000           2001           2002           2003           2004
--------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Revenue From Operations               $    173,661   $    198,331   $    704,044   $  1,051,695   $ 1,394,589

Cost of Operations:

  Research and development               2,757,628      2,374,319      2,185,066      2,435,896     3,183,278

  Selling, general and
    administrative costs                   869,266        862,031      1,214,771      1,958,355     2,494,570

Total Cost of Operations                 4,241,123      3,757,915      4,104,544      5,018,983     6,299,231
                                      -------------  -------------  -------------  -------------  ------------

Gross Loss                              (4,067,462)    (3,716,051)    (3,601,294)    (4,391,353)   (5,277,908)

Total Other Income (Expenses)             (206,050)       402,528        417,658        537,991     1,078,787
                                      -------------  -------------  -------------  -------------  ------------

Net Loss from continuing operations   $ (4,273,512)  $ (3,313,523)  $ (3,183,636)  $ (3,853,362)  $(4,199,121)

Discontinued operations                   (206,621)        41,341        104,421        288,213       654,666
                                      -------------  -------------  -------------  -------------  ------------

Net Loss                               ($4,480,133)   ($3,272,182)   ($3,079,215)   ($3,565,149)  $(3,544,455)
                                      =============  =============  =============  =============  ============

 Profit/(Loss) Per Ordinary Share
    Continuing operations             $      (0.22)  $      (0.14)  $      (0.13)  $      (0.16)  $     (0.13)
                                      =============  =============  =============  =============  ============

    Discontinued operations           $      (0.01)             -              -   $       0.01   $      0.02
                                      =============  =============  =============  =============  ============

    Net loss per ordinary share       $      (0.23)  $      (0.14)  $      (0.13)  $      (0.15)  $     (0.11)
                                      =============  =============  =============  =============  ============

Weighted Average Number of
  Ordinary Shares Outstanding           19,729,300     23,404,883     24,391,869     24,391,869    32,675,867

                                                  For the Years Ended June 30,
                            -------------------------------------------------------------------------
                                2000           2001           2002           2003           2004
-----------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

Cash and Cash Equivalents   $  6,529,982   $  8,391,775   $  6,430,377   $  8,001,842   $  9,885,656

Working Capital                6,277,381      9,517,072      7,174,683      7,332,942      9,039,396

Total Assets                  10,440,838     11,649,736      9,865,368     10,230,017     11,208,140

Long-Term Debt                       -0-            -0-            -0-            -0-            -0-

Capital Stock                 35,737,563     41,800,156     41,800,156     44,153,011     48,869,981

Accumulated Deficit          (25,499,114)   (28,771,296)   (31,850,511)   (35,415,660)   (38,960,115)

Total Stockholders' Equity  $  9,468,280   $ 10,823,825   $  8,523,149   $  8,504,942   $  9,934,555

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

--------------------------------------------------------------------------------------------------------------------
                                                  PHASE II TRIALS
--------------------------------------------------------------------------------------------------------------------
Indication                 Treatment                                    Status & Key Points
--------------------------------------------------------------------------------------------------------------------
                 PI-88 monotherapy
Advanced         (subcutaneous self             Phase II component of this Phase I/II trial commenced January 2004.
Melanoma         administration)                Completed the recruitment of 46 patients.
--------------------------------------------------------------------------------------------------------------------
                 PI-88 + taxotere (docetaxel)
                 combination therapy.
Advanced Lung                                   Trial commenced February 2004.
Cancer (NSCLC)   subcutaneous self              90 patients to be recruited.
                 administration)
--------------------------------------------------------------------------------------------------------------------
                 PI-88 monotherapy              Completed.
Multiple         (subcutaneous self-            Disease marker study - 19 patients.
Myeloma          administration)                Disease Stabilisation (SD) 39% of evaluable patients.
--------------------------------------------------------------------------------------------------------------------
Liver Cancer     PI-88 as adjuvant treatment    Trial commenced July 2004.
(primary)        post surgery (subcutaneous     340 patients to be recruited. Trial conducted and funded by Medigen
                 self administration)           Biotechnology Corporation.
--------------------------------------------------------------------------------------------------------------------
                                                  PHASE I TRIALS
--------------------------------------------------------------------------------------------------------------------
Indication       Protocol                       Status & Key Points
--------------------------------------------------------------------------------------------------------------------
                                                Completed.  Thirty-eight (38) evaluable patients.
Melanoma  +      PI-88 dose and safety          15/38 patients with disease control SD/PR (39% rate, SD (n=14) and
other advanced   determination study of PI-88   PR (n=1)
solid tumors     subcutaneous self              8/19 (42%) melanoma patients with SD/PR
                 administration.                Maximum tolerated dose determined to be 250mg 4 consecutive days per week.
--------------------------------------------------------------------------------------------------------------------
                 PI-88 + taxotere (docetaxel)
Advanced         dose and safety                Completed.
Cancers          determination study of         17 evaluable patients recruited.  Confirmed safety and tolerability
Solid tumors     combination treatment.         profile of PI-88 in combination with docetaxel.
--------------------------------------------------------------------------------------------------------------------
                 PI-88 dose and safety
Advanced         determination study of PI-88   Completed.
Cancers          intravenous (IV)               14 patients recruited.  Highest dose 2.28mg/kg continuous dosing 14
                 administration.                consecutive days.
--------------------------------------------------------------------------------------------------------------------

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

     Other Income (Expenses)

     We realized total net other income of $1,078,787 in fiscal 2004 compared with $537,991 in fiscal 2003 and $417,658 in fiscal 2002. The components of Other Income (Expenses) as shown in our statements of operations included elsewhere in this annual report are (in thousands):

--------------------------------------------------------------------------------------
                                                               YEARS ENDED JUNE 30,
--------------------------------------------------------------------------------------
                                                               2002    2003    2004
--------------------------------------------------------------------------------------
Share of net (losses) gains of associate accounted for using  $(510)  $   -   $    -
the equity method
--------------------------------------------------------------------------------------
Interest income                                                 380     288      475
--------------------------------------------------------------------------------------
Interest expense                                                 (3)     (7)     (12)
--------------------------------------------------------------------------------------
Grant income                                                    124     435      596
--------------------------------------------------------------------------------------
Other income                                                     74      28       20
--------------------------------------------------------------------------------------
Unrealised (loss) gain on investments                           102       -        -
--------------------------------------------------------------------------------------
Realised (loss) gain on investments                             251    (206)       -
--------------------------------------------------------------------------------------
TOTAL OTHER INCOME                                            $ 418   $ 538   $1,079
--------------------------------------------------------------------------------------

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

Item 5.F.     Tabular Disclosure of Aggregate Contractual Obligations

     The following table sets forth our aggregate contractual obligations for the three years following June 30, 2004 (in thousands):

-----------------------------------------------------------
                                PAYMENTS DUE BY PERIOD
-----------------------------------------------------------
CONTRACTUAL OBLIGATIONS       TOTAL   < 1 YEAR   1-3 YEARS
-----------------------------------------------------------
Operating leases (principal   $  189  $      69  $      120
office and manufacturing
facility)
-----------------------------------------------------------
Sponsored research and         1,625      1,281         344
clinical trial obligations
-----------------------------------------------------------
TOTAL                         $1,814  $   1,350  $      464
-----------------------------------------------------------

     We do not have any contractual obligations that extend beyond the next three years.

ITEM 6.     DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES

ITEM 6.A.   DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information about our directors and executive officers:

NAME                    AGE                     POSITION
----------------------  ---  ----------------------------------------------
Stephen Chang            55  Executive Chairman
Lewis J. Lee             46  Managing Director
Prof. John R. Zalcberg   52  Non-Executive Director
Patrick O. Burns         67  Non-Executive Director (1), (2)
Dr. Malvin L. Eutick     55  Non-Executive Director (1), (2)
Dr. Stanley S.C. Chang   48  Non-Executive Director
Dr. Robert H. Don        48  Vice President Research and Development
Dr. Darren M. Schliebs   36  Vice President Business Development
Linton W. P. Burns       39  Company Secretary and Chief Financial Officer
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

ITEM 6.B.     COMPENSATION

     The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2004:

                                                                         Annual Compensation
                                                                         -------------------
                                                      Directors'    Superannuation   Automobile     Stock
Name and Principal Position                 Salary       Fees       Contributions     Allowance    Options     TOTAL
---------------------------                 ------       ----       -------------     ---------    -------
                                              (1)                        (2)                         (3)
                                              ---
Stephen Chang                              $134,786             -  $        12,131             -  $ 58,892   $  205,809
  Chairman and Executive Director
Lewis J. Lee                                179,470             -           16,152        12,122    58,893      266,637
  Executive Director and Managing
  Director
Prof. John R. Zalcberg                            -        28,154            2,534             -    23,557       54,245
  Non-Executive Director
Patrick O. Burns                                  -        30,688                -             -    23,557       54,245
  Non-Executive Director
Dr. Malvin L. Eutick                              -        28,154            2,534             -    23,557       54,245
  Non-Executive Director
Dr. Stanley S.C. Chang                            -        30,688                -             -    23,557       54,245
  Non-Executive Director
Dr. Robert. H. Don                           84,607             -            7,615             -    18,846      111,068
  Vice President Research and
  Development
Dr. Darren M. Schliebs                       78,523             -            7,067             -    14,134       99,724
  Vice President Business Development
Milton S. McColl                             71,715             -            6,454         7,627    23,557      109,353
  Company Secretary and Chief Financial
  Officer (4)


Gregory M. Orders                            69,590             -            6,263             -    18,846       94,699
  General Manager Contract Manufacturing
Rodney A. Stewart                            36,079             -            2,313             -         -       38,392
  Sales and Marketing Manager (Life
  Sciences) until November 28, 2003
All directors and executive officers
  as a group (11 persons)                  $654,770   $   117,684  $        63,063   $    19,749  $287,396   $1,142,662

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


______________

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

--------------------------------------------------
                      FOR THE YEARS ENDED JUNE 30,
--------------------------------------------------
                         2002      2003      2004
--------------------------------------------------
Contract manufacture     55.5%     74.3%     18.2%
--------------------------------------------------

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

PRICE RANGE OF ORDINARY SHARES

     AUSTRALIAN STOCK EXCHANGE (ASX)

     The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

                                                                    TRADING
                                                    HIGH    LOW      VOLUME
                                                   ------  ------  ----------
Yearly Data:
------------
  Fiscal year 2000 . . . . . . . . . . . . . . .   A$5.55  A$1.75   6,436,562
  Fiscal year 2001 . . . . . . . . . . . . . . .     2.83    1.02   9,081,542
  Fiscal year 2002 . . . . . . . . . . . . . . .     2.02    0.75   5,385,169
  Fiscal year 2003 . . . . . . . . . . . . . . .     1.25    0.50   3,310,777
  Fiscal year 2004 . . . . . . . . . . . . . . .     3.76    0.72  25,976,500

Quarterly Data:
---------------
  Third Quarter 2002 . . . . . . . . . . . . . .     1.25    0.96     284,203
  Fourth Quarter 2002. . . . . . . . . . . . . .     1.00    0.75     359,780
  First Quarter 2003 . . . . . . . . . . . . . .     0.95    0.72     348,846
  Second Quarter 2003. . . . . . . . . . . . . .     1.18    0.48   2,317,800
  Third Quarter 2003 . . . . . . . . . . . . . .     2.27    0.72   4,937,400
  Fourth Quarter 2003. . . . . . . . . . . . . .     1.70    1.40   2,886,700
  First Quarter 2004 . . . . . . . . . . . . . .     3.45    1.49  10,320,200
  Second Quarter 2004. . . . . . . . . . . . . .     3.76    2.75   7,832,200
  Third Quarter 2004 . . . . . . . . . . . . . .     4.75    3.25   5,403,317
  Fourth Quarter 2004 (through November 30, 2004)    6.46    4.66   5,061,054

Monthly Data:
-------------
  June 2004. . . . . . . . . . . . . . . . . . .     3.63    3.20   1,580,300
  July 2004. . . . . . . . . . . . . . . . . . .     3.90    3.25   1,766,900
  August 2004. . . . . . . . . . . . . . . . . .     4.25    3.80   1,815,200
  September 2004 . . . . . . . . . . . . . . . .     4.75    4.09   1,821,217
  October 2004 . . . . . . . . . . . . . . . . .     6.46    4.66   2,494,840
  November 2004. . . . . . . . . . . . . . . . .     5.90    4.90   2,566,214

     NASDAQ SMALLCAP MARKET

     The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the Nasdaq SmallCap Market during the periods indicated:

                                                                    TRADING
                                                    HIGH    LOW      VOLUME
                                                   ------  ------  ----------
Yearly Data:
------------
  Fiscal year 2000 . . . . . . . . . . . . . . .   $4.063  $1.000   4,223,100
  Fiscal year 2001 . . . . . . . . . . . . . . .    1.688   0.563   3,112,300
  Fiscal year 2002 . . . . . . . . . . . . . . .    0.990   0.410     948,645
  Fiscal year 2003 . . . . . . . . . . . . . . .    0.880   0.300   2,478,639
  Fiscal year 2004 . . . . . . . . . . . . . . .    3.240   0.510  18,534,500

Quarterly Data:
---------------
  Third Quarter 2002 . . . . . . . . . . . . . .    0.650   0.530      65,014
  Fourth Quarter 2002. . . . . . . . . . . . . .    0.570   0.370     209,095
  First Quarter 2003 . . . . . . . . . . . . . .    0.550   0.340      27,600
  Second Quarter 2003. . . . . . . . . . . . . .    0.880   0.300   2,176.930
  Third Quarter 2003 . . . . . . . . . . . . . .    1.250   0.510   2,887,600
  Fourth Quarter 2003. . . . . . . . . . . . . .    1.330   0.910   3,147,700
  First Quarter 2004 . . . . . . . . . . . . . .    3.110   1.120   7,084,100
  Second Quarter 2004. . . . . . . . . . . . . .    3.240   1.750   5,415,100
  Third Quarter 2004 . . . . . . . . . . . . . .    3.370   2.250   1,205,500
  Fourth Quarter 2004 (through November 30, 2004)   5.140   3.310   1,205,800

Monthly Data:
-------------
  June 2004. . . . . . . . . . . . . . . . . . .    2.550   2.200     465,200
  July 2004. . . . . . . . . . . . . . . . . . .    2.700   2.250     468,500
  August 2004. . . . . . . . . . . . . . . . . .    3.030   2.570     392,300
  September 2004 . . . . . . . . . . . . . . . .    3.370   2.730     344,700
  October 2004 . . . . . . . . . . . . . . . . .    5.140   3.310     841,900
  November 2004. . . . . . . . . . . . . . . . .    4.440   3.700     363,900

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

     COMPLIANCE WITH NASDAQ RULES

     NASDAQ corporate governance rules require that we disclose the exemptions that we have obtained, and rely on, from compliance with existing NASDAQ corporate governance rules. Under our Constitution and consistent with the Australian Corporations Act, the quorum required for an ordinary meeting of shareholders consists of at least three shareholders, represented in person or by proxy. Under the NASDAQ Marketplace Rules, a NASDAQ listed-company must provide for a quorum that in no case shall be less than 33 1/3% of the outstanding shares of the company's common voting stock. Pursuant to a letter from NASDAQ in 1997, NASDAQ granted us an exemption from such NASDAQ rule. Our quorum requirement is in accordance with Australian law and generally accepted business practices in Australia. We also obtained from NASDAQ an exemption from NASDAQ Marketplace Rule 4350(i) concerning shareholder approval of certain share plans, although we have not to do date relied on such exemption.

     Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission issued new rules that, among other things, require NASDAQ to impose independence requirements on each member of the audit committee of a listed company and the NASDAQ also reformulated its corporate governance requirements. The recently-adopted SEC and NASDAQ rules will apply to us as of July 31, 2005. We plan to take the appropriate steps with respect to our corporate governance system to assure timely compliance with the SEC rules and the amended corporate governance standards of NASDAQ, or to apply for available exemptions from NASDAQ.

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

ITEM 16B.     CODE OF ETHICS

     We have adopted a code of ethics that applies to our executive directors and chief financial officer. The code is filed as Exhibit 11 to this annual report. The code is posted under the Investors section of our website at www.progen.com.au.
                                                     -----------------


ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The aggregate fees and expenses billed for professional services rendered by our principal accountant, Ernst & Young, for the audit of our annual financial statements for the years ended June 30, 2003 and 2004 and for other listed services rendered in those years are set forth in the following table:

----------------------------------------
                         2003     2004
----------------------------------------
Audit Fees              $55,249  $83,520
----------------------------------------
Audit-Related Fees (1)        -        -
----------------------------------------
Tax Fees (2)                  -        -
----------------------------------------
All Other Fees (3)        8,595   12,314
----------------------------------------
TOTAL FEES              $63,844  $95,834
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

ITEM 17.     FINANCIAL STATEMENTS

     Not Applicable.


ITEM 18.     FINANCIAL STATEMENTS

     FINANCIAL STATEMENTS - INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . .   F-1
Balance Sheets as of June 30, 2003 and 2004. . . . . . . . . . . . . . .   F-2
Statements of Operations for the years ended June 30, 2002, 2002 and 2004  F-3
Statements of Changes in Stockholders' Equity for the years
  ended June 30, 2002, 2003 and 2004. . . . . . . . . . . . . . . . . . .  F-4
Statements of Cash Flow for the years ended June 30, 2002, 2003 and 2004.  F-6
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . .  F-8 through
                                                                           F- 24



ITEM 19.     EXHIBITS

Exhibit Number   Description
---------------  -----------
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

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                               PROGEN INDUSTRIES LIMITED

                                               By: /s/ Lewis J. Lee
                                                  ------------------------------
                                                  Lewis J. Lee
                                                  Managing Director

Dated:  April 14,2005
        -------------

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