Form 20-F/A
period 2004-06-30
PROGEN INDUSTRIES LTD
filed 2005-07-26
CIK 943502

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 20-F/A

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended June 30, 2004
                               -------------
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from               to
                                -----------      -----------
Commission file number 000-29228
                       ---------

                            PROGEN INDUSTRIES LIMITED
             (Exact name of Registrant as specified in its charter)
                         --------------------------------
                 (Translation of Registrant's Name into English)
                                    Australia
                                    ---------
                 (Jurisdiction of incorporation or organization)

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
Yes      No
    ---     ---

                                EXPLANATORY NOTE

     This Amendment No. 2 on Form 20-F/A is being filed to amend Items 3.A, 5, 5.A, 6.E and 7.A of Progen Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2004 and the Statement of Operations, Note 6 and Note 13 to the Financial Statements for the fiscal year ended June 30, 2004 which were filed on December 20, 2004. These amendments have been made in response to the review comments made by the United States Securities and Exchange Commission in their review letter dated June 9, 2005.

     Amendment No. 1 on Form 20-F/A was filed on April 18, 2005 to reflect disclosure in Item 10.B of the NASDAQ exemptions granted to the Registrant in 1997 from the requirements of the NASDAQ Marketplace Rules regarding (i) the quorum for shareholder meetings and (ii) shareholders approval of certain shareholder plans.

     No other changes are being made to the Annual Report, as originally filed. The Annual Report, as amended by these amendments, continues to speak as of the date of its original filing, and the Company has not updated the disclosure as of a later date.

                                           TABLE OF CONTENTS
                                           -----------------
                                                                                             Page
                                                                                             ----
ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS. . . . . . . . . . . . .   5

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE. . . . . . . . . . . . . . . . . . . .   5

ITEM 3.        KEY INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

  ITEM 3.A       SELECTED FINANCIAL DATA. . . . . . . . . . . . . . . . . . . . . . . . . . .   6
  ITEM 3.D.      RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

ITEM 4.        INFORMATION ON THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . .  20

  ITEM 4.A.      HISTORY AND DEVELOPMENT OF THE COMPANY . . . . . . . . . . . . . . . . . . .  20
  ITEM 4.B.      BUSINESS OVERVIEW. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
  ITEM 4.D.      PROPERTY, PLANTS AND EQUIPMENT . . . . . . . . . . . . . . . . . . . . . . .  43

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS . . . . . . . . . . . . . . . . .  45

  ITEM 5.A.      OPERATING RESULTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46
  ITEM 5.B.      LIQUIDITY AND CAPITAL RESOURCES. . . . . . . . . . . . . . . . . . . . . . .  50
  ITEM 5.E.      OFF-BALANCE SHEET ARRANGEMENTS . . . . . . . . . . . . . . . . . . . . . . .  51
  ITEM 5.F.      TABULAR DISCLOSURE OF AGGREGATE CONTRACTUAL OBLIGATIONS. . . . . . . . . . .  52

ITEM 6.        DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES. . . . . . . . . . . . . . . . . . .  53

  ITEM 6.A.      DIRECTORS AND SENIOR MANAGEMENT. . . . . . . . . . . . . . . . . . . . . . .  53
  ITEM 6.B.      COMPENSATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56
  ITEM 6.C.      BOARD PRACTICES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57
  ITEM 6.D.      EMPLOYEES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  58
  ITEM 6.E.      SHARE OWNERSHIP. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  59

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. . . . . . . . . . . . . . .  62

  ITEMS 7.A.     MAJOR SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  62
  ITEM 7.B.      RELATED PARTY TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . . . . .  64

ITEM 8.        FINANCIAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  64

  ITEM 8.A.      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION. . . . . . . . . . .  64
  ITEM 8.B.      SIGNIFICANT CHANGES  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  65

ITEM 9.        THE OFFER AND LISTING  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  66

  ITEM 9.C.    MARKETS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  66

ITEM 10.       ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . .  68

  ITEM 10.B.     MEMORANDUM AND ARTICLES OF ASSOCIATION . . . . . . . . . . . . . . . . . . .  68
  ITEM 10.C.     MATERIAL CONTRACTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  70
  ITEMS 10.D.    EXCHANGE CONTROLS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  70
  ITEM 10.E.     TAXATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  71

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK . . . . . . . . . .  73

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . . . . . . . . . . . .  74

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES . . . . . . . . . . . . . . . .  75

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  75


ITEM 15.       CONTROLS AND PROCEDURES. . . . . . . . . . . . . . . . . . . . . . . . . . . .  75

ITEM 16.       [RESERVED] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  76

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT . . . . . . . . . . . . . . . . . . . . . . .  76

ITEM 16B.      CODE OF ETHICS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  76

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES . . . . . . . . . . . . . . . . . . . .  77

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES . . . . . . . . . .  77

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS . . . .  78

ITEM 17.       FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  79

ITEM 18.       FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  79

ITEM 19.       EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  79



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

                                                            For the Years Ended June 30,
                                      ------------------------------------------------------------------------
                                          2000           2001           2002           2003           2004
--------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Revenue From Operations               $    173,661   $    198,331   $    704,044   $  1,051,695   $ 1,394,589

Cost of Operations:

    Research and development             2,757,628      2,374,319      2,088,001      2,371,704     3,061,120
    Selling, general and
      administrative costs                 869,266        862,031      1,311,836      2,022,547     2,616,728

Total Cost of Operations                 4,241,123      3,757,915      4,104,544      5,018,983     6,299,231
                                      -------------  -------------  -------------  -------------  ------------

Gross Loss                              (4,067,462)    (3,716,051)    (3,601,294)    (4,391,353)   (5,277,908)

Total Other Income (Expenses)             (206,050)       402,528        417,658        537,991     1,078,787
                                      -------------  -------------  -------------  -------------  ------------

Net Loss from continuing operations   $ (4,273,512)  $ (3,313,523)  $ (3,183,636)  $ (3,853,362)  $(4,199,121)

Discontinued operations                   (206,621)        41,341        104,421        288,213       654,666
                                      -------------  -------------  -------------  -------------  ------------

Net Loss                               ($4,480,133)   ($3,272,182)   ($3,079,215)   ($3,565,149)  $(3,544,455)
                                      =============  =============  =============  =============  ============
Profit/(Loss) Per Ordinary Share
                                      =============  =============  =============  =============  ============

    Continuing operations             $      (0.22)  $      (0.14)  $      (0.13)  $      (0.16)  $     (0.13)
                                      =============  =============  =============  =============  ============

    Discontinued operations           $      (0.01)             -              -   $       0.01   $      0.02
                                      =============  =============  =============  =============  ============

    Net loss per ordinary share       $      (0.23)  $      (0.14)  $      (0.13)  $      (0.15)  $     (0.11)
                                      =============  =============  =============  =============  ============
Weighted Average Number of

  Ordinary Shares Outstanding           19,729,300     23,404,883     24,391,869     24,391,869    32,675,867

                                                 For the Years Ended June 30,
                            -------------------------------------------------------------------------
                                2000           2001           2002           2003           2004
-----------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

Cash and Cash Equivalents   $  6,529,982   $  8,391,775   $  6,430,377   $  8,001,842   $  9,885,656

Working Capital                6,277,381      9,517,072      7,174,683      7,332,942      9,039,396

Total Assets                  10,440,838     11,649,736      9,865,368     10,230,017     11,208,140

Long-Term Debt                       -0-            -0-            -0-            -0-            -0-

Capital Stock                 35,737,563     41,800,156     41,800,156     44,153,011     48,869,981

Accumulated Deficit          (25,499,114)   (28,771,296)   (31,850,511)   (35,415,660)   (38,960,115)

Total Stockholders' Equity  $  9,468,280   $ 10,823,825   $  8,523,149   $  8,504,942   $  9,934,555


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

-----------------------------------------------------------------------------------------------------------------
                                              PHASE II TRIALS
-----------------------------------------------------------------------------------------------------------------
   Indication              Treatment                               Status & Key Points
-----------------------------------------------------------------------------------------------------------------
Advanced        PI-88 monotherapy             Phase II component of this Phase I/II trial commenced January 2004.
Melanoma        (subcutaneous self            Completed the recruitment of 46 patients.
                administration)
-----------------------------------------------------------------------------------------------------------------
                PI-88 + taxotere (docetaxel)
Advanced Lung   combination therapy.          Trial commenced February 2004.
Cancer (NSCLC)                                90 patients to be recruited.
                (subcutaneous self
                administration)
-----------------------------------------------------------------------------------------------------------------
Multiple        PI-88 monotherapy             Completed.
Myeloma         (subcutaneous self-           Disease marker study - 19 patients.
                administration)               Disease Stabilisation (SD) 39% of evaluable patients.
-----------------------------------------------------------------------------------------------------------------
Liver Cancer    PI-88 as adjuvant treatment   Trial commenced July 2004.
(primary)       post surgery (subcutaneous    340 patients to be recruited. Trial conducted and funded by Medigen
                self administration)          Biotechnology Corporation.
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                               PHASE I TRIALS
-----------------------------------------------------------------------------------------------------------------
   Indication                Protocol                                  Status & Key Points
-----------------------------------------------------------------------------------------------------------------
                                               Completed.  Thirty-eight (38) evaluable patients.
Melanoma  +     PI-88 dose and safety          15/38 patients with disease control SD/PR (39% rate, SD (n=14) and
other advanced  determination study of PI-88   PR (n=1)
solid tumors    subcutaneous self              8/19 (42%) melanoma patients with SD/PR
                administration.
                                               Maximum tolerated dose determined to be 250mg 4 consecutive days per week.
-----------------------------------------------------------------------------------------------------------------
Advanced        PI-88 + taxotere (docetaxel)   Completed.
Cancers         dose and safety                17 evaluable patients recruited.  Confirmed safety and tolerability
Solid tumors    determination study of         profile of PI-88 in combination with docetaxel.
                combination treatment.
-----------------------------------------------------------------------------------------------------------------
                PI-88 dose and safety          Completed.
Advanced        determination study of PI-88   14 patients recruited.  Highest dose 2.28mg/kg continuous dosing 14
Cancers         intravenous (IV)               consecutive days.
                administration.
-----------------------------------------------------------------------------------------------------------------


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

CRITICAL ACCOUNTING POLICIES

     The following discussion and analysis of our operating and financial review and prospects are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. These accounting principles require us to make certain estimates and assumptions that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Based on the nature of our operations, our accounting policies do not require difficult, subjective or highly complex judgments and therefore our reported amounts are not subject to material variation based on changes in assumptions. Our significant accounting policies are described in Note 1 to the financial statements for the year ended June 30, 2004.

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

     Research and Development Expenses

     Our research and development expenses for compounds under development and discovery are as follows (in thousands):

--------------------------------------------------------------------------------
                                                           YEARS ENDED JUNE 30,
--------------------------------------------------------------------------------
                                                           2002    2003    2004
--------------------------------------------------------------------------------
PI-88                                                     $  848  $  709  $1,155
--------------------------------------------------------------------------------
PI-166                                                         -      64      46
--------------------------------------------------------------------------------
Drug discovery                                               473   1,109   1,294
--------------------------------------------------------------------------------
General research and development expenses                    767     490     566
--------------------------------------------------------------------------------
TOTAL RESEARCH AND DEVELOPMENT EXPENSES                   $2,088  $2,372  $3,061
--------------------------------------------------------------------------------

     Costs for PI-88 and PI-166, our two oncology compounds under development, include external direct costs such as principal investigators fees, patient recruitment fees, data monitoring charges as well as our personnel costs for preclinical, clinical and regulatory activities associated with preparing compounds for submission of new drug applications to the FDA and TGA or similar agencies. General research and development expenses include research and development management personnel costs and general laboratory costs that cannot be allocated to a specific compound or our drug discovery effort. Drug discovery costs include our personnel and associated costs incurred in relation to this effort as well as external sponsored research costs

     Prior to July 1, 2000 our accounting records did not record research and development costs by project. Since July 1, 2000 cumulative direct external costs incurred on PI-88, PI-166 and drug discovery are $3,719,000, $110,000 and $3,411,000 respectively.

     Total research and development expenditures were $3,061,120 for fiscal 2004 compared to $2,371,704 for fiscal 2003 and $2,088,001 for fiscal 2002. Research and development expenses for fiscal 2004 increased 29.1% in US dollars, however in Australian dollars the increase was only 5.7%. This increase was primarily due to PI-88 with the increased costs associated with conducting phase II human clinical trials. Investment in our drug discovery efforts has increased over the past three fiscal years with the Company being awarded an AusIndustry Start Grant which partially funds this activity. The increase of 134.5% in drug discovery costs from 2002 to 2003 coincided with the award of the AusIndustry START Grant and this increase explains the overall increase in research and development expenses between these two years.

     We expect our research and development expenses to decrease in fiscal 2005 as the collaboration agreement with the Griffith University has concluded, preclinical studies of PI-166 have been completed and our PI-88 Phase I human clinical trials have finished recruiting patients. Off-setting this somewhat is the expected increase in recruitment into our PI-88 Phase II human clinical trials.

     Our lead drug candidates, PI-88 and PI-166 are currently in Phase II and Phase I clinical trials respectively. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our drugs progress successfully through initial human testing, they may fail in later stages of development. Regulatory agencies, including the FDA and TGA, regulate many aspects of a product candidate's life cycle, including research and development and preclinical and clinical testing. We or the regulatory authorities may suspend clinical trials at any time on the basis that the participants are being exposed to unacceptable health risks. Completion of clinical trials depends on, among other things, the number of patients available for enrollment in a particular trial, which is a function of many factors, including the availability and proximity of patients with the relevant condition. We rely on third parties to conduct clinical trials, which may result in delays and failure to complete trials if the third parties fail to perform or meet applicable standards. Our drug discovery efforts are still in the research phase and have not yet commenced preclinical development, which means they have not yet been tested on humans. We will need to commit significant time and resources to develop these product candidates.

     Our products will only be successful if:

       - our product candidates are developed to a stage that will enable us to commercialize them or sell related marketing rights to pharmaceutical companies;

       - we are able to commercialize product candidates in clinical development or sell the marketing rights to third parties; and

       -  our product candidates, if developed, are approved.

     We depend on the successful completion of these goals in order to generate significant revenues. We also enter into collaboration agreements for the development and commercialization of our product candidates. We cannot control the amount and timing of resources our collaborators devote to product candidates, which may also result in delays in the development or marketing of our products.

     Because of these risks and uncertainties, we cannot accurately predict when or whether we will successfully complete the development of our product candidates or the ultimate product development cost.

     Without revenue generated from commercial sales, we anticipate that funding to support our ongoing research, development and general operations will primarily come from public equity financings, collaborations, milestones and licensing opportunities from future collaborations.

     Selling, General and Administrative Costs

     Selling, general and administrative costs were $2,616,728 for fiscal 2004 compared with $2,022,547 for fiscal 2003 and $1,311,836 for fiscal 2002. The 29.4% increase in selling, general and administrative costs in fiscal 2004 was primarily due to movements in the exchange rate between the US dollar and the Australian dollar which is the Company's functional currency. In Australian dollars selling, general and administrative costs increased 4.6% due to a further strengthening of our business development department with an additional headcount. The increase of $710,711 from fiscal year 2002 to fiscal year 2003 was primarily due to $229,767 of funding for the scientific development division, responsible for the licensing of PI-166 and associated in-licensing fees, insurance costs increased by $54,957, foreign exchange loss of $75,420, increase in salaries $90,400 and consulting fees of $63,142 paid for corporate initiatives.

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

     Other Income (Expenses)

     We realized total net other income of $1,078,787 in fiscal 2004 compared with $537,991 in fiscal 2003 and $417,658 in fiscal 2002. The components of Other Income (Expenses) as shown in our statements of operations included elsewhere in this annual report are (in thousands):

-------------------------------------------------------------------------------------
                                                                YEARS ENDED JUNE 30,
-------------------------------------------------------------------------------------
                                                               2002    2003    2004
-------------------------------------------------------------------------------------
Share of net (losses) gains of associate accounted for using
the equity method                                             $(510)  $   -   $    -
-------------------------------------------------------------------------------------
Interest income                                                 380     288      475
-------------------------------------------------------------------------------------
Interest expense                                                 (3)     (7)     (12)
-------------------------------------------------------------------------------------
Grant income                                                    124     435      596
-------------------------------------------------------------------------------------
Other income                                                     74      28       20
-------------------------------------------------------------------------------------
Unrealised (loss) gain on investments                           102       -        -
-------------------------------------------------------------------------------------
Realised (loss) gain on investments                             251    (206)       -
-------------------------------------------------------------------------------------
TOTAL OTHER INCOME                                            $ 418   $ 538   $1,079
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

ITEM 5.F.   TABULAR DISCLOSURE OF AGGREGATE CONTRACTUAL OBLIGATIONS

     The following table sets forth our aggregate contractual obligations for the three years following June 30, 2004 (in thousands):

     ----------------------------------------------------------------
                                           PAYMENTS DUE BY PERIOD
     ----------------------------------------------------------------
     CONTRACTUAL OBLIGATIONS            TOTAL   < 1 YEAR   1-3 YEARS
     ----------------------------------------------------------------
     Operating leases (principal        $  189  $      69  $      120
     office and manufacturing
     ----------------------------------------------------------------
     Sponsored research and              1,625      1,281         344
     clinical trial obligations
     ----------------------------------------------------------------
     TOTAL                              $1,814  $   1,350  $      464
     ----------------------------------------------------------------

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

-------------
(1)  Member of Audit Committee
(2)  Member of Remuneration Committee
-------------

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

ITEM 6.B.   COMPENSATION

     The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2004:

                                                          Annual Compensation
                                                          -------------------
                                                      Directors'    Superannuation   Automobile     Stock
Name and Principal Position                 Salary       Fees       Contributions     Allowance    Options     TOTAL
---------------------------                ---------     ----       -------------     ---------    -------
                                              (1)                        (2)                         (3)
                                              ---
Stephen Chang                              $134,786             -  $        12,131             -  $ 58,892   $  205,809
  Chairman and Executive Director
Lewis J. Lee                                179,470             -           16,152        12,122    58,893      266,637
  Executive Director and Managing
  Director
Prof. John R. Zalcberg                            -        28,154            2,534             -    23,557       54,245
  Non-Executive Director
Patrick O. Burns                                  -        30,688                -             -    23,557       54,245
  Non-Executive Director
Dr. Malvin L. Eutick                              -        28,154            2,534             -    23,557       54,245
  Non-Executive Director
Dr. Stanley S.C. Chang                            -        30,688                -             -    23,557       54,245
  Non-Executive Director
Dr. Robert. H. Don                           84,607             -            7,615             -    18,846      111,068
  Vice President Research and
   Development
Dr. Darren M. Schliebs                       78,523             -            7,067             -    14,134       99,724
  Vice President Business Development
Milton S. McColl                             71,715             -            6,454         7,627    23,557      109,353
  Company Secretary and Chief Financial
  Officer (4)


Gregory M. Orders                            69,590             -            6,263             -    18,846       94,699
  General Manager Contract Manufacturing
Rodney A. Stewart                            36,079             -            2,313             -         -       38,392
  Sales and Marketing Manager (Life
  Sciences) until November 28, 2003
All directors and executive officers
    as a group (11 persons)                $654,770   $   117,684  $        63,063   $    19,749  $287,396   $1,142,662

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

     In November 1999, our shareholders approved the executive directors' option plan. Only our directors who hold salaried employment are eligible to participate in the plan. Our board of directors may impose any conditions upon the vesting or exercise of any options granted under the plan. As of December 2, 2004, there were outstanding options under the executive 1999 directors' option plan to purchase a total of 400,000 ordinary shares at a weighted average exercise price of $4.12 per share expiring on February 8, 2005.

     In October 2000, our board of directors approved an employee option plan. In accordance with Australian law, we will not grant any option if, after such issuance, the number of options issued to non-executive directors and non-executive employees during the previous five years whether or not exercised and which have not yet terminated or expired would exceed 5% of the then total number of outstanding ordinary shares. All our employees and our executive and non-executive directors are eligible to participate in the plan. As approved by our shareholders in November 2000, all grants of options under the plan to employees who are not directors may be made without shareholder approval. However, in accordance with Australian Stock Exchange Listing Rules all grants of options to directors require the prior approval from our shareholders. The plan also provides that the minimum exercise price must be A$4.00 ($2.76) per share for initial grants under the plan and, thereafter, must equal the greater of A$4.00 ($2.76) or 125% of the weighted average market price of our ordinary shares as quoted on the Australian Stock Exchange for the ten business days prior to the option grant. As of December 2, 2004, there were outstanding options under the 2000 employee option plan to purchase an aggregate of 178,820 ordinary shares at an exercise price of $2.22 per share of which options to purchase a total of 350,000 ordinary shares expire on December 22, 2005 and options to purchase a total of 232,020 ordinary shares expire on February 28, 2006.

     In October 2003, our shareholders approved the directors and employee incentive scheme and the allotment thereunder of options issuable for a total of 900,000 ordinary shares to our directors and options issuable for a total number of 900,000 ordinary shares to our employees. All our directors and all employees, whether full time or part time, are eligible to participate in the scheme. Options to purchase a total of 900,000 ordinary shares were subsequently issued to directors and options to purchase a total of 900,000 ordinary shares were issued to our employees. In accordance with Australian Stock Exchange Listing Rules, all grants of options to directors under the scheme require the prior approval from our shareholders. The scheme also provides that all options granted under the scheme have an exercise price of $1.77 per share and will expire on May 31, 2005. As of

December 2, 2004, there were 1,398,221 outstanding options to purchase ordinary shares under the 2003 directors and employees incentive scheme.

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

                                                            PERCENTAGE OF    NUMBER OF ORDINARY
                                         NUMBER OF ISSUED  ISSUED ORDINARY     SHARES ISSUABLE
  NAME                                   ORDINARY SHARES      SHARES (1)     PURSUANT TO OPTIONS
  ----                                   ---------------      ----------     -------------------
  Medigen Biotechnology Corporation             1,961,350              5.5%                    -
  Stephen Chang (2)                               432,377                *               379,047
  Lewis J. Lee (3)                                      -                -               610,000
  Prof. John R. Zalcberg (4)                       15,849                *               175,000
  Patrick O. Burns (5)                                500                *               175,062
  Dr. Malvin L. Eutick (6)                              -                -               175,000
  Dr. Stanley S.C. Chang (7)                            -                -               100,000
  Dr. Robert H. Don (8)                                 -                -               102,000
  Dr. Darren M. Schliebs (9)                        2,000                *                62,000
  Milton S. McColl (10)                                 -                *                     -
  Linton W. P. Burns (10)                               -                *                     -
  Gregory M. Orders (11)                                -                -                80,000
  All directors and executive officers
    As a group (10 persons) (12)                  450,726                              1,858,109

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

(2) Includes (a) 432,377 ordinary shares held of record by Mr. Stephen Chang and Mrs. Lisa Chang Super Fund, (b) 75,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time on or before December 22, 2005 at an exercise price of $2.22 per share,
(c) 250,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of $1.77 per share, and (d) 47,077 ordinary shares issuable upon exercise of an option held of record by Mr. Stephen Chang and Mrs. Lisa Chang Super Fund and 6,970 ordinary shares issuable upon exercise of an option held of record by Capac International Pty. Ltd. of which Mr. Chang is a director and majority shareholder granted under our 2003 one for eight Bonus Option issue exercisable at any time on or before May 31, 2005 at an exercise price of $1.81 per share.

(3) Includes (a) 100,000 ordinary shares issuable upon the exercise of an option granted under our 1999 executive directors' option plan exercisable at any time on or before February 8, 2005 at an exercise price of $2.84 per share,
(b) 200,000 ordinary shares issuable upon the exercise of an option granted under our 1999 executive directors' option plan exercisable at any time on or before February 8, 2005 at an exercise price of $3.97 per share, (c) 100,000 ordinary shares issuable upon the exercise of an option granted under our 1999 executive directors' option plan exercisable at any time on or before February 8, 2005 at an exercise price of $5.67 per share, (d) 50,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time on or before December 22, 2005 at an exercise price of $2.22 per share, and (e) 160,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of $1.77 per share

(4) Includes (a) 75,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time on or before December 22, 2005 at an exercise price of $2.22 per share, and (b) 100,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of $1.77 per share.

(5) Includes (a) 75,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time on or before December 22, 2005 at an exercise price of $2.22 per share, (b) 100,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of $1.77 per share, and (c) 62 ordinary shares issuable upon exercise of an option granted under our 2003 one for eight Bonus Option issue exercisable at any time on or before May 31, 2005 at an exercise price of $1.81 per share

(6) Includes (a) 75,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time on or before December 22, 2005 at an exercise price of $2.22 per share, and (b) 100,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of $1.77 per share.

(7) Includes 100,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of $1.77 per share. Dr. Chang is the chief executive officer of Medigen Biotechnology Corporation and disclaims beneficial ownership of the ordinary shares held by Medigen Biotechnology Corporation.

(8) Includes (a) 22,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time on or before February 28, 2006 at an exercise price of $2.22 per share, and (b) 80,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of $1.77 per share.

(9) Includes (a) 22,000 ordinary shares issuable upon exercise of an option granted under our 2000 employee option plan exercisable at any time on or before February 28, 2006 at an exercise price of $2.22 per share, and (b) 40,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of $1.77 per share.

(10) Mr. McColl resigned as Company Secretary and Chief Financial Officer in August 2004 and was replaced by Mr. L. Burns.

(11) Includes 80,000 ordinary shares issuable upon exercise of an option granted under our 2003 directors and employee incentive scheme at any time on or before May 31, 2005 at an exercise price of $1.77 per share.

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

----------------------------------------------------------
                             FOR THE YEARS ENDED JUNE 30,
----------------------------------------------------------
                                    2002       2003   2004
----------------------------------------------------------
Contract manufacture               55.5%      74.3%  18.2%
----------------------------------------------------------

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

PRICE RANGE OF ORDINARY SHARES

     AUSTRALIAN STOCK EXCHANGE (ASX)

     The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

                                                                            TRADING
                                                            HIGH    LOW      VOLUME
                                                            ----    ---      ------
     Yearly Data:
     ------------
          Fiscal year 2000 . . . . . . . . . . . . . . . . A$5.55  A$1.75   6,436,562
          Fiscal year 2001 . . . . . . . . . . . . . . . .   2.83    1.02   9,081,542
          Fiscal year 2002 . . . . . . . . . . . . . . . .   2.02    0.75   5,385,169
          Fiscal year 2003 . . . . . . . . . . . . . . . .   1.25    0.50   3,310,777
          Fiscal year 2004 . . . . . . . . . . . . . . . .   3.76    0.72  25,976,500
     Quarterly Data:
     ---------------
          Third Quarter 2002 . . . . . . . . . . . . . . .   1.25    0.96     284,203
          Fourth Quarter 2002. . . . . . . . . . . . . . .   1.00    0.75     359,780
          First Quarter 2003 . . . . . . . . . . . . . . .   0.95    0.72     348,846
          Second Quarter 2003. . . . . . . . . . . . . . .   1.18    0.48   2,317,800
          Third Quarter 2003 . . . . . . . . . . . . . . .   2.27    0.72   4,937,400
          Fourth Quarter 2003. . . . . . . . . . . . . . .   1.70    1.40   2,886,700
          First Quarter 2004 . . . . . . . . . . . . . . .   3.45    1.49  10,320,200
          Second Quarter 2004. . . . . . . . . . . . . . .   3.76    2.75   7,832,200
          Third Quarter 2004 . . . . . . . . . . . . . . .   4.75    3.25   5,403,317
          Fourth Quarter 2004 (through November 30, 2004).   6.46    4.66   5,061,054
     Monthly Data:
     -------------
          June 2004. . . . . . . . . . . . . . . . . . . .   3.63    3.20   1,580,300
          July 2004. . . . . . . . . . . . . . . . . . . .   3.90    3.25   1,766,900
          August 2004. . . . . . . . . . . . . . . . . . .   4.25    3.80   1,815,200
          September 2004 . . . . . . . . . . . . . . . . .   4.75    4.09   1,821,217
          October 2004 . . . . . . . . . . . . . . . . . .   6.46    4.66   2,494,840
          November 2004. . . . . . . . . . . . . . . . . .   5.90    4.90   2,566,214

     NASDAQ SMALLCAP MARKET

     The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the Nasdaq SmallCap Market during the periods indicated:

                                                                            TRADING
                                                            HIGH    LOW      VOLUME
                                                            ----    ---      ------
     Yearly Data:
     ------------
          Fiscal year 2000 . . . . . . . . . . . . . . . . $4.063  $1.000   4,223,100
          Fiscal year 2001 . . . . . . . . . . . . . . . .  1.688   0.563   3,112,300
          Fiscal year 2002 . . . . . . . . . . . . . . . .  0.990   0.410     948,645
          Fiscal year 2003 . . . . . . . . . . . . . . . .  0.880   0.300   2,478,639
          Fiscal year 2004 . . . . . . . . . . . . . . . .  3.240   0.510  18,534,500
     Quarterly Data:
     ---------------
          Third Quarter 2002 . . . . . . . . . . . . . . .  0.650   0.530      65,014
          Fourth Quarter 2002. . . . . . . . . . . . . . .  0.570   0.370     209,095
          First Quarter 2003 . . . . . . . . . . . . . . .  0.550   0.340      27,600
          Second Quarter 2003. . . . . . . . . . . . . . .  0.880   0.300   2,176.930
          Third Quarter 2003 . . . . . . . . . . . . . . .  1.250   0.510   2,887,600
          Fourth Quarter 2003. . . . . . . . . . . . . . .  1.330   0.910   3,147,700
          First Quarter 2004 . . . . . . . . . . . . . . .  3.110   1.120   7,084,100
          Second Quarter 2004. . . . . . . . . . . . . . .  3.240   1.750   5,415,100
          Third Quarter 2004 . . . . . . . . . . . . . . .  3.370   2.250   1,205,500
          Fourth Quarter 2004 (through November 30, 2004).  5.140   3.310   1,205,800
     Monthly Data:
     -------------
          June 2004. . . . . . . . . . . . . . . . . . . .  2.550   2.200     465,200
          July 2004. . . . . . . . . . . . . . . . . . . .  2.700   2.250     468,500
          August 2004. . . . . . . . . . . . . . . . . . .  3.030   2.570     392,300
          September 2004 . . . . . . . . . . . . . . . . .  3.370   2.730     344,700
          October 2004 . . . . . . . . . . . . . . . . . .  5.140   3.310     841,900
          November 2004. . . . . . . . . . . . . . . . . .  4.440   3.700     363,900


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



ITEM 16B.   CODE OF ETHICS

     We have adopted a code of ethics that applies to our executive directors and chief financial officer. The code is filed as Exhibit 11 to this annual report. The code is posted under the Investors section of our website at www.progen.com.au.
                                                     -----------------



ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The aggregate fees and expenses billed for professional services rendered by our principal accountant, Ernst & Young, for the audit of our annual financial statements for the years ended June 30, 2003 and 2004 and for other listed services rendered in those years are set forth in the following table:

                      ----------------------------------------
                                                 2003     2004
                      ----------------------------------------
                      Audit Fees              $55,249   83,520
                      ----------------------------------------
                      Audit-Related Fees (1)        -        -
                      ----------------------------------------
                      Tax Fees (2)                  -        -
                      ----------------------------------------
                      All Other Fees (3)        8,595   12,314
                      ----------------------------------------
                      TOTAL FEES              $63,844  $95,834
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

ITEM 17.    FINANCIAL STATEMENTS

     Not Applicable.



ITEM 18.    FINANCIAL STATEMENTS

     FINANCIAL STATEMENTS - INDEX TO FINANCIAL STATEMENTS

     Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . . . . .  F-1
     Balance Sheets as of June 30, 2003 and 2004 . . . . . . . . . . . . . . . . .  F-2
     Statements of Operations for the years ended June 30, 2002, 2002 and 2004 . .  F-3
     Statements of Changes in Stockholders' Equity for the years ended June 30, 2002, 2003 and 2004. . . . . . . . . . . . . . . . . . . .  F-4
     Statements of Cash Flow for the years ended June 30, 2002, 2003 and 2004. . .  F-6
     Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . .  F-8 through
                                                                                    F- 24


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



                                                                   ERNST & YOUNG




Brisbane, Queensland, Australia
November 24, 2004


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


BALANCE SHEETS                                                 (U.S. DOLLARS)
--------------------------------------------------------------------------------

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


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS OF OPERATIONS                                                        (U.S. DOLLARS)
------------------------------------------------------------------------------------------------
                                                                      YEARS ENDED
                                                                        JUNE 30
                                                           2002          2003           2004
                                                            $              $             $
REVENUE FROM SALE OF SERVICES                          $   704,044   $  1,051,695   $ 1,394,589

COST OF SERVICES                                           200,794        424,065       373,266

COST OF OPERATIONS:

    Research and development                             2,088,001      2,371,704     3,061,120
    Depreciation                                           297,901        449,596       463,456
    Rentals on operating leases                             48,217         56,126        78,583
    Selling, general and administrative costs            1,311,836      2,022,547     2,616,728
    Other costs of operations                              358,589        119,010        79,344
                                                       ------------  -------------  ------------

    TOTAL COST OF OPERATIONS                             4,104,544      5,018,983     6,299,231
                                                       ------------  -------------  ------------

LOSS FROM OPERATIONS                                    (3,601,294)    (4,391,353)   (5,277,908)
                                                       ------------  -------------  ------------

OTHER INCOME (EXPENSES):

    Share of net losses of associate
      accounted for using the equity method               (509,606)             -             -
    Interest income                                        380,088        288,289       474,589
    Interest expense                                        (3,051)        (7,377)      (12,437)
    Grant income                                           123,781        434,829       596,522
    Other income                                            73,493         28,143        20,113
    Unrealised gain on investments                         101,899              -             -
    Realised (loss) gain on investments                    251,054       (205,893)            -
                                                       ------------  -------------  ------------

TOTAL OTHER INCOME                                         417,658        537,991     1,078,787
                                                       ------------  -------------  ------------

NET LOSS FROM CONTINUING OPERATIONS                     (3,183,636)    (3,853,362)   (4,199,121)

DISCONTINUED OPERATIONS

    Income from operations of Life Sciences segment
    (including profit on disposal of $486,402)             104,421        288,213       654,666
                                                       ------------  -------------  ------------

NET LOSS                                               $(3,079,215)  $ (3,565,149)  $(3,544,455)
                                                       ============  =============  ============

NET LOSS PER ORDINARY SHARE (BASIC AND DILUTED)

    Continuing operations                              $     (0.13)  $      (0.16)  $     (0.13)
    Discontinued operations                                      -   $       0.01   $      0.02
                                                       ------------  -------------  ------------

NET LOSS PER ORDINARY SHARE (BASIC AND DILUTED)        $     (0.13)  $      (0.15)  $     (0.11)
                                                       ============  =============  ============

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING USED IN
THE CALCULATION OF NET LOSS PER SHARE                   24,391,869     24,391,869    32,675,867
                                                       ============  =============  ============

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY             (U.S. DOLLARS)
--------------------------------------------------------------------------------------------------------

                                                                             ACCUMULATED
                                  NUMBER OF                                     OTHER
                                   ORDINARY      AMOUNT      ACCUMULATED    COMPREHENSIVE      TOTAL
                                    SHARES       ------        DEFICIT         INCOME           ----
                                    ------                     -------         (LOSS)
                                                                                -----
BALANCE - JULY 1, 2001            24,391,869  $41,800,156   $(28,771,296)  $   (2,195,035)  $10,833,825

Other comprehensive income:
Translation adjustment                     -            -              -          885,498       885,498
Less: unrealised investment loss           -            -              -         (116,959)     (116,959)
Net loss                                   -            -     (3,079,215)               -    (3,079,215)
                                                                                            ------------
Comprehensive loss                         -            -              -                -    (2,310,676)
                                                                                            ------------
Receipt of shares from associate           -            -              -                -             -
Issuance of ordinary shares                -            -              -                -             -
Share issue costs                          -            -              -                -             -
                                  ----------  ------------  -------------  ---------------  ------------

BALANCE - JUNE 30, 2002           24,391,869  $41,800,156   $(31,850,511)  $   (1,426,496)  $ 8,523,149

Other comprehensive income:
Translation adjustment                     -            -              -        1,077,128     1,077,128
Reclassification of investment
losses included in net income              -            -              -          116,959       116,959
Net loss                                   -            -     (3,565,149)               -    (3,565,149)
                                                                                            ------------
Comprehensive loss                         -            -              -                -    (2,371,062)
                                                                                            ------------
Issuance of ordinary shares        5,707,354    2,436,663              -                -     2,436,663
Share issue costs                          -      (83,808)             -                -       (83,808)
                                  ----------  ------------  -------------  ---------------  ------------

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)                      (U.S. DOLLARS)
----------------------------------------------------------------------------------------------------------

                                                                               ACCUMULATED
                                  NUMBER OF                                       OTHER
                                   ORDINARY        AMOUNT      ACCUMULATED    COMPREHENSIVE      TOTAL
                                    SHARES         ------        DEFICIT         INCOME           ----
                                    ------                       -------         (LOSS)
                                                                                  -----
BALANCE - JUNE 30, 2003             30,099,223  $44,153,011   $(35,415,660)  $     (232,409)  $ 8,504,942

Other comprehensive income:
Translation adjustment                       -            -              -          257,098       257,098
Net loss                                     -            -     (3,544,455)               -    (3,544,455)
                                                                                              ------------
Comprehensive loss                           -            -              -                -    (3,287,357)
                                                                                              ------------
Issuance of ordinary shares          3,800,000    3,797,682              -                -     3,797,682
Share issue costs                            -     (190,467)             -                -      (190,467)
Options issued under the Directors     199,756      356,489              -                -       356,489
and Employees Incentive Scheme
(2003) and exercised by directors
and employees
Options issued under the 2003          422,086      753,266              -                -       753,266
Prospectus and exercised by
shareholders
                                    ----------  ------------  -------------  ---------------  ------------

BALANCE - JUNE 30, 2004             34,521,065  $48,869,981   $(38,960,115)  $       24,689   $ 9,934,555
                                    ==========  ============  =============  ===============  ============

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


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS  OF  CASH  FLOWS                                                 (U.S. DOLLARS)
-----------------------------------------------------------------------------------------------

                                                                     YEARS ENDED
                                                                       JUNE 30
                                                          2002          2003           2004
                                                           $              $             $
OPERATING ACTIVITIES:

Receipts from customers                               $ 2,543,590   $  3,520,272   $ 3,369,628
Payments to suppliers and employees                    (5,407,231)    (6,658,976)   (7,611,601)
Proceeds from trading investments                         125,260      1,222,363             -
Interest received                                         380,218        288,289       474,589
Interest paid                                              (3,051)        (7,377)      (12,437)
Other operating cash receipts                             276,175          8,047         2,115
                                                      ------------  -------------  ------------

NET CASH - OPERATING ACTIVITIES                        (2,085,039)    (1,627,382)   (3,777,706)
                                                      ------------  -------------  ------------

INVESTING ACTIVITIES:
Proceeds from sale of property, plant and equipment        14,151         15,724        17,998
Proceeds from sale of available for sale investments      215,965              -             -
Proceeds from sale of discontinued operation                    -              -       838,622
Purchase of property, plant and equipment                (759,435)       (98,552)     (135,577)
                                                      ------------  -------------  ------------

NET CASH - INVESTING ACTIVITIES                          (529,319)       (82,828)      721,043
                                                      ------------  -------------  ------------

FINANCING ACTIVITIES:
Proceeds from share issues                                      -      2,436,663     3,797,682
Share issue costs                                               -        (83,808)     (190,467)
Proceeds from exercise of options                               -              -     1,109,755
Repayment of capital lease liabilities                    (20,478)        (8,431)            -
                                                      ------------  -------------  ------------

NET CASH - FINANCING ACTIVITIES                           (20,478)     2,344,424     4,716,970
                                                      ------------  -------------  ------------

EFFECT OF EXCHANGE RATE ON CASH                           673,438        937,251       223,507
                                                      ------------  -------------  ------------

NET INCREASE IN CASH AND CASH
EQUIVALENTS                                            (1,961,398)     1,571,465     1,883,814

CASH AND CASH EQUIVALENTS BEGINNING OF
YEAR                                                    8,391,775      6,430,377     8,001,842
                                                      ------------  -------------  ------------

CASH AND CASH EQUIVALENTS END OF YEAR                 $ 6,430,377   $  8,001,842   $ 9,885,656
                                                      ============  =============  ============

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS  OF  CASH  FLOWS                                                      (U.S. DOLLARS)
--------------------------------------------------------------------------------------------------------

                                                                              YEARS ENDED
                                                                                JUNE 30
                                                                   2002          2003           2004
                                                                    $              $             $
RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASH
USED IN OPERATING ACTIVITIES:

    Operating loss after income tax                             (3,079,215)    (3,565,149)   (3,544,455)
    Proceeds from sale of discontinued operation                         -              -      (838,622)
                                                               ------------  -------------  ------------

    Non-cash items:
    Depreciation                                                   309,455        457,047       463,720
    Diminution in investments                                       15,061              -             -
    (Gain) / loss on sale of investments                          (251,054)       205,893             -
    Share of associate's net losses                                509,606              -             -
    (Gain) / loss on sale of property, plant and equipment          10,888         (7,372)       (2,115)
    Other non cash items                                           153,359              -             -

    Net change in operating assets and liabilities:

    (Increase)/decrease in assets:
      Accounts receivable                                          113,149        (96,048)      149,077
      Investments                                                  125,260      1,222,363             -
      Prepaid expenses                                              39,830         37,466       (50,119)
      Inventory                                                     20,083       (220,157)      568,467
      Non-current receivables                                        6,476              -             -

    Increase/(decrease) in liabilities:
      Accounts payable                                             (57,937)       299,988      (559,621)
      Accrued payroll                                                    -         38,587        35,962
                                                               ------------  -------------  ------------

    NET CASH USED IN OPERATING ACTIVITIES                      $(2,085,039)  $ (1,627,382)  $(3,777,706)
                                                               ============  =============  ============

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

PROGEN INDUSTRIES LIMITED


1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

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

RESEARCH AND DEVELOPMENT EXPENDITURE
Research and development costs are charged as an expense when incurred. Such costs include direct salaries, patient recruitment fees, contract research costs, laboratory expenses, rent, utilities and certain related administrative expenses.
PATENTS
Costs associated with filing, maintaining, defending and protecting patents for which no future benefit is reasonably assured are expensed as selling, general and administrative costs when incurred.

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

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation for the years ended June 30, 2002, 2003 and 2004:


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

                                            2002          2003          2004
Net Loss, as reported                   $(3,079,215)  $(3,565,149)  $(3,544,455)

Deduct: Total stock-based employee         (163,946)      (11,439)     (424,027)
compensation expense determined under
fair value based method for all awards


Pro forma net loss                      $(3,243,161)  $(3,576,588)  $(3,968,482)
                                        ============  ============  ============

Earnings per share
    Basic - as reported                 $     (0.13)  $     (0.15)  $     (0.11)
    Basic - pro forma                   $     (0.13)  $     (0.15)  $     (0.12)

    Diluted - as reported               $     (0.13)  $     (0.15)  $     (0.11)
    Diluted - pro forma                 $     (0.13)  $     (0.15)  $     (0.12)

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

Stock options have not been included in the computation of net loss per share in the periods presented as their effect is antidilutive. For additional disclosures regarding stock options see Note 11.

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


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

FINANCIAL INSTRUMENTS
The fair values of financial instruments, including cash and cash equivalents, accounts receivable, investments, and accounts payable, approximate their carrying value due to their short term nature. Refer to Note 14 for further details.

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

PROGEN INDUSTRIES LIMITED


1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

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
                                                   ==================


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


5.     INVENTORY

Inventory consists of the following:

                                                              JUNE 30
                                                          ----------------
                                                            2003    2004
Raw materials and supplies                                $13,568  $     -
Finished goods                                                  -        -
                                                          -------  -------
                                                          $13,568  $     -
                                                          =======  =======


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

In connection with the Alliance Agreement under a separate Share Subscription Agreement on November 6, 2000, the Company issued 2.75 million fully paid ordinary shares to MBC at an issue price of $2.09 per share. The Company also issued to Everspring Industry Co (an associate of MBC) an option to purchase 1 million ordinary shares exercisable on or before December 31, 2002 with an exercise price of $4.22 per share. On December 31, 2002 the 1 million options expired unexercised. In addition, under the Alliance Agreement Progen was issued 19.9% of MBC's issued common equity at no cost and with certain anti-dilution rights. As at June 30, 2004 and June 30, 2003 Progen holds 15,176,525 common shares in MBC.

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

The sale was completed on November 28, 2003.

FINANCIAL PERFORMANCE INFORMATION OF THE LIFE SCIENCE DIVISION FOR THE PERIODS ENDED JUNE 30, 2004, 2003 AND 2002 IS AS FOLLOWS:

                                                         JUNE 30,
                                             2002          2003         2004
Proceeds for sale of business            $         -   $         -   $  838,622
                                         =======================================

Revenue from ordinary activities           1,313,919     1,742,257    1,096,897
Expenses from ordinary activities         (1,209,498)   (1,454,044)    (928,636)
Profit on disposal of business activity            -             -      486,405
                                         ---------------------------------------
Profit before income tax                     104,421       288,213      654,666
Income tax                                         -             -            -
                                         ---------------------------------------
INCOME FROM DISCONTINUED OPERATIONS      $   104,421   $   288,213   $  654,666
                                         =======================================

The carrying value of the assets and liabilities sold as reflected in the June 30, 2003 balance sheet are as follows:

               Inventory                          $517,670
               Net property, plant and equipment  $ 17,712
               Employee entitlements              $ 16,010


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

The  tax  loss  carryforward  can  be  reconciled  as  follows:

                                                     2003         2004
Opening tax loss carryforward                     $29,822,000  $39,724,000
Current year tax loss                               4,446,000    3,331,000
Effect of foreign currency translation              5,456,000    1,449,000
                                                  -----------  -----------
Gross tax loss                                    $39,724,000  $44,504,000
                                                  ===========  ===========

Reconciliation of net loss to the tax loss

                                              2002          2003          2004
Tax at  30% Australian tax rate           $   923,764   $ 1,069,545   $ 1,063,336
Permanent differences:                              -
  Non deductible items                                            -       (64,036)
  Additional deductions                       277,236       263,655             -
  Effect of foreign exchange translation    1,426,000     1,636,800       434,700
                                          ------------  ------------  ------------
Net tax loss                                2,627,000     2,970,000     1,434,000
Change in valuation allowance              (2,627,000)   (2,970,000)   (1,434,000)
                                          ------------  ------------  ------------
Tax expense                               $         0   $         0   $         0
                                          ============  ============  ============

The Company's deferred income tax balance and the difference between income tax computed at the Australian statutory rate and income tax expense is primarily the result of tax losses carryforward.


10.     ACCOUNTS  PAYABLE

Accounts  payable  consists  of  the  following:

                                                            JUNE 30
                                                    ----------------------
                                                        2003        2004
Trade account payable                               $  959,703  $  746,233
Accrued employee benefits and taxes                    178,825     150,720
                                                    ----------------------
                                                    $1,138,528  $  896,953
                                                    ======================


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

The total remaining commitment payable in respect of the above agreements at June 30, 2004 are as follows:

     YEAR ENDING
      JUNE 30
       2005                                     $1,280,536
       2006                                     $  344,580
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

PROGEN INDUSTRIES LIMITED


12.      COMMITMENTS  AND  CONTINGENCIES  (CONTINUED)

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

Under the terms of this lease agreement the rental payments are subject to annual review based on the movement in the consumer price index. The total minimum annual rentals under non-cancellable operating leases subsequent to June 30, 2004 are as follows:

                         YEAR ENDING
                         JUNE 30,
                         2005                        $ 68,782
                         2006                        $ 68,782
                         2007                        $ 51,586
                                                 ------------
                         Total                       $189,150
                                                 ============

13.     STOCK  OPTION  PLANS

All  options  are  granted  in  stock  trading  on the Australian Stock Exchange
('ASX')  and  are  exercisable  only  in  Australian  dollars.

EMPLOYEE COMPENSATION PLANS

EMPLOYEE OPTION PLAN PRE OCTOBER 2003

The Progen Board of Directors adopted an employee option plan on October 24, 2000 ("2000 Plan"). Both employees and non-executive directors are eligible to participate. This option plan stipulates that the initial issue of options will have an exercise price of A$4.00 ($2.76) and thereafter a minimum exercise price of the greater of A$4.00 ($2.76) and a price equal to 125% of the weighted average price of the Company's shares quoted on the ASX for 10 business days before the date of grant of the options; all options vest between one and four years after the date of grant, options may carry performance related conditions as determined at the Board's discretion and expire five years from the date of grant.

There were no options granted under this plan during the year ended June 30, 2004.

During 2002, 22,000 options were granted to employees under this plan with an exercise price of $2.14, the options vest on the first anniversary of date of grant and expire on the fifth anniversary of the date of grant.

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

During 2000, 400,000 options were granted under the executive directors' option plan. These options are exercisable as follows:

                                                              Exercise Price
100,000 options exercisable no earlier than February 8, 2001  $          2.84
200,000 options exercisable no earlier than February 8, 2002  $          3.97
100,000 options exercisable no earlier than February 8, 2003  $          5.67

The 400,000 options above expire on February 8, 2005 and remain outstanding as at June 30, 2004.

DIRECTORS AND EMPLOYEES INCENTIVE SCHEME

In October 2003, the Company's shareholders approved the directors and employees incentive scheme ("2003 Plan") under which a total of 1,800,000 options were issued, having an exercise price of $1.77.

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

Information with respect to the number of options granted under the various employee compensation plans is as follows:


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

                                     NUMBER OF        WEIGHTED        NUMBER OF        WEIGHTED
                                      OPTIONS     AVERAGE EXERCISE     OPTIONS     AVERAGE EXERCISE
                                    OUTSTANDING         PRICE        EXERCISABLE      PRICE (I)
Options outstanding, June 30, 2001    1,433,515   $            3.00      405,495  $             3.38
- granted                                22,000   $            2.14
- forfeited                                   -                   -
- expired                              (214,745)  $            3.00
- exercised                                   -                   -
                                    ------------
Options outstanding, June 30, 2002    1,240,770   $            2.98    1,118,770  $             2.49
- granted                                     -                   -
- forfeited                                   -                   -
- expired                               (72,550)  $            2.28
- exercised                                   -                   -
                                    ------------
Options outstanding, June 30, 2003    1,168,220   $            3.03    1,168,220  $             3.03
- granted                             1,800,000   $            1.77
- forfeited                                   -                   -
- expired                              (239,400)  $            3.10
- exercised                            (199,756)  $            1.77
                                    ------------
Options outstanding, June 30, 2004    2,529,064   $            2.23    2,529,064  $             2.23

There were 1,800,000 options granted and issued during 2004. The equivalent market price per share at grant date for options granted during 2004 was $1.08 (2003: Nil, 2002: $0.64).

The following table summarises information about options outstanding at June 30, 2004:

           EXERCISE PRICE   OPTIONS               OUTSTANDING                EXERCISABLE
                                      WEIGHTED AVERAGE     WEIGHTED      NUMBER OF     WEIGHTED
                                         REMAINING          AVERAGE       OPTIONS       AVERAGE
                                      CONTRACTUAL LIFE  EXERCISE PRICE              EXERCISE PRICE
                     2.84    100,000         0.6 years  $          2.84    100,000  $          2.84
                     3.97    200,000         0.6 years  $          3.97    200,000  $          3.97
                     5.67    100,000         0.6 years  $          5.67    100,000  $          5.67
                     2.22    350,000         1.5 years  $          2.22    350,000  $          2.22
                     2.10    178,820         1.6 years  $          2.10    178,820  $          2.10
                     1.77  1,600,244         0.9 years  $          1.77  1,600,244  $          1.77
                           =========                                     =========
                   Total   2,529,064                                     2,529,064
                           =========                                     =========


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

Using the Black Scholes option valuation model, the weighted-average fair value of options granted was $0.24 in 2004 and $0.09 in 2002.

OTHER STOCK OPTION PLANS

In November 2003 the Company's corporate advisors to the November 2003 private placement of 3.8 million shares were granted stock options to purchase up to 700,000 shares of Progen's common stock at an exercise price of $1.77 per option. These options vested on grant date and expire on May 31, 2005.

The fair value of these options was estimated to be $163,555 using the Black Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 70.9%; risk free interest rate of 5.39%; and an expected life of 1.6 years. Accordingly, a non-cash amount of $163,555 has been recorded against contributed equity.

In December 2003 shareholders were issued one bonus option for every eight shares registered on the record date of November 28, 2003. These options were issued under a Prospectus dated November 19, 2003. Each bonus option has an exercise price of $1.81 and entitles the holder to subscribe for one share for each option until May 31, 2005.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

The following table summarises information about the other stock option plans outstanding and exercisable at June 30, 2004:

                   NON-EMPLOYEE OPTIONS OUTSTANDING                NON-EMPLOYEE OPTIONS
                          AT JUNE 30 , 2004                     EXERCISABLE AT JUNE 30, 2004
                                                 WEIGHTED
                                                  AVERAGE
                                    WEIGHTED     REMAINING                         WEIGHTED
       RANGE OF                      AVERAGE    CONTRACTUAL                         AVERAGE
EXERCISE PRICES    OPTIONS    EXERCISE PRICE   LIFE (YEARS)         OPTIONS  EXERCISE PRICE
$           1.81  4,507,517  $          1.81          0.92       4,507,517   $         1.81

At June 30, 2004, the Company has reserved shares of common stock for future issuance as follows:

     Employee option plan pre October 2003         528,820
     Executive directors' option plan               400,000
     Directors and employees incentive plan       1,600,244
     Non-employee options                         4,507,517

     Total                                        7,036,581
                                                  ---------

14.      SEGMENT  DISCLOSURES

The Company is organized based on the products and services that it offers. Under this organizational structure, there are two reportable segments: (i) research and development and (iii) contract manufacture. The research and development segment is focussed on the development of PI-88 and PI-166 as well as a drug discovery effort that is partially funded by an AusIndustry R&D Start Grant. The contract manufacture segment is involved with the provision of contract manufacturing services to cGMP standards for various human clinical, therapeutic product, and veterinary pharmaceutical trials, as well as non-cGMP bioproduct contract manufacturing services. The contract manufacture segment also provides bioprocess technology development services, and consulting services in quality and regulatory management systems.

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
                                =========================================


YEAR ENDED JUNE 30, 2003

                                 RESEARCH &      CONTRACT        TOTAL
                                 DEVELOPMENT    MANUFACTURE
Sales to external customers     $          -   $  1,051,695   $ 1,051,695
Grant Income                         434,829              -       434,829
Depreciation and amortization        184,165        265,431       449,596

Net income/(loss)                 (3,226,808)      (184,532)   (3,411,340)
Interest income                            -              -       288,289
Interest expense                           -              -        (7,377)
Other non-segment revenues                                        462,972
Other non-segment expenses                                     (1,185,906)
                                                              ------------
Consolidated net income/
(loss) before tax from
continuing operations                                         $(3,853,362)
                                                              ============

Total assets for reportable
segments                             430,280        862,560     1,292,840
Other assets                                                    8,937,177
Consolidated assets                                           $10,230,017
                                                              ============

Purchase of long lived assets
for reportable segments               15,343         35,356        50,699
Other purchases                                                    47,853
Total purchases                                               $    98,552
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
                                     =============  ==============  ============


16.          FAIR VALUE OF FINANCIAL INSTRUMENTS

                                               JUNE 30,
                                               --------
                              2004        2004         2003        2003
                            CARRYING    ESTIMATED    CARRYING    ESTIMATED
                             AMOUNT    FAIR VALUE     AMOUNT    FAIR VALUE
                                       -----------              -----------
ASSETS
Cash and cash equivalents  $9,885,656  $ 9,885,656  $8,001,842  $ 8,001,842
Accounts receivable . . .     315,922      315,922     444,618      444,618

LIABILITIES
Accounts payable              896,953      896,953   1,138,528    1,138,528

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


--------------------------------------------------------------------------------
                                      F-24