Form 20-F
period 2005-06-30
PROGEN INDUSTRIES LTD
filed 2005-12-23
CIK 943502

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For  the  fiscal  year  ended  June  30,  2005
                                    ---------------
                                       OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 000-29228
                                               ---------

                            PROGEN INDUSTRIES LIMITED
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                                 --------------
                 (Translation of Registrant's Name into English)

                                    Australia
                                    ---------
                 (Jurisdiction of incorporation or organization)

              2806 Ipswich Road, Darra, Queensland 4076, Australia
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

                                 +61 7 3273 9100
                                 ---------------
         (Registrant's telephone number including country and area code)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  40,556,793  (as  of  June  30,  2005)
         -------------------------------------

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes        No   X
    ---        ---

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes        No  X
    ---       ---

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
Yes  X     No
    ---        ---

Indicate by check mark which financial statement item the registrant has elected to follow.
Item  17     Item  18  X
        ---           ---

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes        No   X
    ---        ---

                                     TABLE OF CONTENTS
                                     -----------------

                                                                                      Page
                                                                                      ----

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS . . . . . . . .   6

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE . . . . . . . . . . . . . . .   6

ITEM 3.          KEY INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

    ITEM 3.A       SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . .   7
    ITEM 3.D.      RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

ITEM 4.          INFORMATION ON THE COMPANY. . . . . . . . . . . . . . . . . . . . . .  21

    ITEM 4.A.      HISTORY AND DEVELOPMENT OF THE COMPANY. . . . . . . . . . . . . . .  21
    ITEM 4.B.      BUSINESS OVERVIEW . . . . . . . . . . . . . . . . . . . . . . . . .  22
    ITEM 4.D.      PROPERTY, PLANTS AND EQUIPMENT. . . . . . . . . . . . . . . . . . .  42

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS. . . . . . . . . . . . .  44

    ITEM 5.A.      OPERATING RESULTS . . . . . . . . . . . . . . . . . . . . . . . . .  46
    ITEM 5.B.      LIQUIDITY AND CAPITAL RESOURCES . . . . . . . . . . . . . . . . . .  51
    ITEM 5.E.      OFF-BALANCE SHEET ARRANGEMENTS. . . . . . . . . . . . . . . . . . .  52
    ITEM 5.F.      TABULAR DISCLOSURE OF AGGREGATE CONTRACTUAL OBLIGATIONS . . . . . .  53

ITEM 6.          DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES . . . . . . . . . . . . . .  54

    ITEM 6.A.      DIRECTORS AND SENIOR MANAGEMENT . . . . . . . . . . . . . . . . . .  54
    ITEM 6.B.      COMPENSATION. . . . . . . . . . . . . . . . . . . . . . . . . . . .  56
    ITEM 6.C.      BOARD PRACTICES . . . . . . . . . . . . . . . . . . . . . . . . . .  57
    ITEM 6.D.      EMPLOYEES . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  59
    ITEM 6.E.      SHARE OWNERSHIP . . . . . . . . . . . . . . . . . . . . . . . . . .  59

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS . . . . . . . . . .  62

    ITEMS 7.A.     MAJOR SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . . . . . .  62
    ITEM 7.B.      RELATED PARTY TRANSACTIONS. . . . . . . . . . . . . . . . . . . . .  62

ITEM 8.          FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . .  63

    ITEM 8.A.      FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION. . . . . . . .  63
    ITEM 8.B.      SIGNIFICANT CHANGES . . . . . . . . . . . . . . . . . . . . . . . .  63

ITEM 9.          THE OFFER AND LISTING . . . . . . . . . . . . . . . . . . . . . . . .  64

    ITEM 9.C.      MARKETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  64

ITEM 10.         ADDITIONAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . . .  66

    ITEM 10.B.     MEMORANDUM AND ARTICLES OF ASSOCIATION. . . . . . . . . . . . . . .  66
    ITEM 10.C.     MATERIAL CONTRACTS. . . . . . . . . . . . . . . . . . . . . . . . .  67
    ITEMS 10.D.    EXCHANGE CONTROLS . . . . . . . . . . . . . . . . . . . . . . . . .  67
    ITEM 10.E.     TAXATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  67

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. . . . . .  74

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES. . . . . . . .  75

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES. . . . . . . . . . . .  76

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
                 PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  76


ITEM 15.         CONTROLS AND PROCEDURES . . . . . . . . . . . . . . . . . . . . . . .  76

ITEM 16.         [RESERVED]. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  77

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT. . . . . . . . . . . . . . . . . .  77

ITEM 16B.          CODE OF ETHICS. . . . . . . . . . . . . . . . . . . . . . . . . . .  78

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES. . . . . . . . . . . . . . .  78

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES. . . . .  78

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                   PURCHASERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  79

ITEM 17.         FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . .  79

ITEM 18.         FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . .  79

ITEM 19.         EXHIBITS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  79


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

     Certain statements contained in this report may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, certain statements included herein under "Item 3. Key Information" and "Item 5. Operating and Financial
Review and Prospects," including without limitation, those concerning the Company's strategy and competitive strengths, the Company's expectations and plans, the Company's collaborative revenues, research and development and general and administrative expenses, contain certain forward-looking statements concerning the Company's operations, performance and financial condition. Such statements may generally, but not always, be identified by their use of words such as "anticipates," "expects," or "believes." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove in hindsight correct. Many important factors could cause actual results to differ materially from such expectations including, among others, those set forth in "Item 3. Key Information-Risk Factors" and "Item 4. Information on the
Company-Australian Government Regulation and U.S. Government Regulation" (collectively, the "Risk Factors"). All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified by the Risk Factors. Other relevant risks may be detailed from time to time in the Company's press releases and filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this report.

                                     PART I


ITEM 1.  IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISERS

     Not  applicable.


ITEM 2.  OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

     Not  applicable.

ITEM 3.  KEY  INFORMATION

ITEM 3.A  SELECTED  FINANCIAL  DATA

     The following selected financial data for the five years ended June 30, 2005 should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" below and our financial statements and related notes contained elsewhere in this annual report. Our financial statements and related notes have been prepared in accordance with U.S. GAAP.

     The balance sheet information as at June 30, 2004 and 2005 and the statement of operations data for fiscal 2003, 2004 and 2005 are derived from our audited financial statements included in this annual report. Balance sheet information as of June 30, 2001, 2002 and 2003 and statement of operations information for fiscal 2001 and 2002 are derived from our audited financial statements which are not included in this annual report.

                                                           For the Years Ended June 30,
                                    -----------------------------------------------------------------------
                                        2001           2002           2003           2004          2005
-----------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Revenue From Operations             $    198,331   $    704,044   $  1,051,695   $ 1,394,589   $ 1,076,308

Cost of Operations:

    Research and development           2,374,319      2,088,001      2,371,704     3,061,120     2,757,081
    Selling, general and
    administrative costs                 862,031      1,311,836      2,022,547     2,616,728     2,953,886

Total Cost of Operations               3,757,915      4,104,544      5,018,983     6,299,231     6,628,603
                                    -------------  -------------  -------------  ------------  ------------

Gross Loss                            (3,716,051)    (3,601,294)    (4,391,353)   (5,277,908)   (5,805,571)

Total Other Income (Expenses)            402,528        417,658        537,991     1,078,787     1,257,257
                                    -------------  -------------  -------------  ------------  ------------

Net Loss from continuing
operations                          $ (3,313,523)  $ (3,183,636)  $ (3,853,362)  $(4,199,121)  $(4,548,314)

Discontinued operations                   41,341        104,421        288,213       654,666             -
                                    -------------  -------------  -------------  ------------  ------------

Net Loss                             ($3,272,182)   ($3,079,215)   ($3,565,149)  $(3,544,455)  $(4,548,314)
                                    =============  =============  =============  ============  ============

Profit/(Loss) Per Ordinary Share
                                    =============  =============  =============  ============  ============

    Continuing operations           $      (0.14)  $      (0.13)  $      (0.16)  $     (0.13)  $     (0.13)
                                    =============  =============  =============  ============  ============

    Discontinued operations                    -              -   $       0.01   $      0.02             -
                                    =============  =============  =============  ============  ============

    Net loss per ordinary share     $      (0.14)  $      (0.13)  $      (0.15)  $     (0.11)  $     (0.13)
                                    =============  =============  =============  ============  ============

    Weighted Average Number of
      Ordinary Shares Outstanding     23,404,883     24,391,869     24,391,869    32,675,867    35,709,343

                                                   For the Years Ended June 30,
                            -------------------------------------------------------------------------
                                2001           2002           2003           2004           2005
-----------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:

Cash and Cash Equivalents   $  8,391,775   $  6,430,377   $  8,001,842   $  9,885,656   $ 17,851,895

Working Capital                9,517,072      7,174,683      7,379,033      9,107,687     16,990,609

Total Assets                  11,649,736      9,865,368     10,230,017     11,208,140     18,768,255

Long-Term Debt                         -              -              -              -              -

Capital Stock                 41,800,156     41,800,156     44,153,011     48,869,981     59,907,735

Accumulated Deficit          (28,771,296)   (31,850,511)   (35,415,660)   (38,960,115)   (43,508,429)

Total Stockholders' Equity  $ 10,823,825   $  8,523,149   $  8,504,942   $  9,934,555   $ 17,522,624


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

     We are currently conducting four Phase II clinical trials of PI-88 in cancer patients in the United States, Taiwan and Australia and have planned further trials. We also are conducting a Phase I clinical trial of PI-166 in Australia and, depending on the results of this trial, may conduct additional clinical trials. We plan to enter into collaborative arrangements with a suitable pharmaceutical or biotechnology company(s) to commercialize PI-88 and PI-166. We cannot make any assurances that we will be able either to complete the current clinical trials of PI-88 and PI-166 successfully, commence additional clinical trials of PI-88 or PI-166 as anticipated, or at all, or to demonstrate the safety and efficacy or superiority of PI-88 or PI-166 over existing therapies or enter into any collaborative arrangement to commercialize PI-88 and PI-166 on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

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

     Patient enrollment is a function of, amongst other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials. Moreover, we have limited experience in conducting and managing clinical trials and may rely on third parties to assist us in managing and monitoring clinical trials. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

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

     OUR EFFORTS TO DISCOVER, DEVELOP AND COMMERCIALIZE NEW PRODUCT CANDIDATES BEYOND PI-88 AND PI-166 ARE IN A VERY EARLY STAGE AND, THEREFORE, THESE EFFORTS ARE SUBJECT TO A HIGH RISK OF FAILURE

     The process of successfully developing product candidates is very time consuming, expensive and unpredictable. Although we have a dedicated drug discovery group focused on identifying and developing molecule(s) that inhibit angiogenesis by disrupting heparan sulfate protein interactions as product candidates, we may not be successful in identifying, developing or commercializing any additional new product candidates.

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

     WE MAY REQUIRE SUBSTANTIAL ADDITIONAL FINANCING IN THE FUTURE TO SUFFICIENTLY FUND OUR OPERATIONS AND RESEARCH

     We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and preclinical testing and as we conduct clinical trials of PI-88, PI-166 and our other product candidates. Although our future capital requirements will depend on many factors, we believe that our existing cash and investments resources will be adequate to satisfy the requirements of our current and planned operations through to March 2007. We cannot, however, make any assurances that such funds will be sufficient to meet our actual operating expenses and capital requirements during such period. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

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

     -    The  status  and  timing  of  competitive  developments;  and

     -    Other  factors.

     Although we have no specific plans we anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our pharmaceutical product candidates. In addition, we will require additional funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We have no established bank financing arrangements, and we cannot be certain that we will be able to establish such arrangements on satisfactory terms, or at all. We may seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

     WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NOT ACHIEVE PROFITABILITY IN THE NEAR FUTURE

     We have incurred net operating losses in each year since we began operations in 1989. As of June 30, 2005, we had an accumulated deficit of approximately $43.5 million, primarily attributable to our research and development activities. We expect to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and preclinical activities and commence additional clinical trials of PI-88 and PI-166.

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

     We are a small company with only 41 full-time employees. Our success is highly dependent on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

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

     WE  MAY  NEED TO ESTABLISH OUR SALES, MARKETING AND DISTRIBUTION CAPABILITY

     We currently have no experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel, and will require additional capital. We cannot make any assurances that qualified personnel will be available in adequate numbers or at a reasonable cost, that additional financing will be available on acceptable terms, or at all, or that our sales staff will achieve success in their marketing efforts. Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We cannot make any assurances that we will be able to enter into marketing arrangements with any marketing partner or that if such arrangements are established, our marketing partners will be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operation in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities may have a material adverse impact our potential revenues and results of operations.

     HEALTHCARE INSURERS AND OTHER ORGANIZATIONS MAY NOT PAY FOR OUR PRODUCTS, OR MAY IMPOSE LIMITS ON REIMBURSEMENT

     The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and federal level to continue in the United States. The adoption of any such legislative or regulatory proposals could have a material adverse effect on our potential revenues and results of operations.

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

     OUR STOCK PRICE MAY BE VOLATILE AND THE U.S. TRADING MARKET FOR OUR ORDINARY SHARES IS LIMITED

     The market price for our ordinary shares, like that of the securities of other biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

     In addition, stock markets have experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare-related companies, including biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies. We believe that these broad market fluctuations may continue to affect the market price of our ordinary shares.

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

     We have incurred significant losses since our inception and as of June 30, 2005, our accumulated deficit was approximately $43.5 million. We expect to incur additional operating losses for at least the next several years as we accelerate our drug discovery research, expand our development and preclinical activities, conduct additional clinical trials with PI-88 and PI-166, and advance into later stages of development. We may need to raise additional funds in the future to continue our operations.

     To date, we have funded our operations primarily through sales of equity and debt securities, including an Australian initial public offering in 1995 for approximately A$7.7 million ($5.7 million) in net proceeds, and an Australian and overseas institutional placement underwritten by UBS Warburg in March 2000 for approximately A$10.6 million ($6.7 million) in net proceeds. In November 2000, we raised A$10.5 million ($5.5 million) by the issue of 2.75 million ordinary shares to Medigen Biotechnology Corporation, our collaborative partner for PI-88 clinical trials. In June 2003, we raised approximately A$3.5 million ($2.35 million) in net proceeds under an Australian and New Zealand share purchase plan and Australian placement, and in November 2003, we raised approximately A$5.3 million ($3.8 million) in net proceeds under an Australian placement to institutional and sophisticated investors. During the year ended June 30, 2005 we raised A$6.5 million ($4.9 million) in net proceeds through the exercise of bonus options granted to our shareholders on a one for eight pro rata basis in November 2003. In addition we raised a further A$2.6 million ($1.9 million) in net proceeds under an Australian placement being the shortfall of options not exercised by option-holders by the expiry date of May 31, 2005 and A$5.6 million ($4.2 million) from the exercise of options granted to directors, employees and advisors.

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

     Our lead product in development is PI-88 which is a multi-targeted cancer therapeutic that inhibits angiogenesis (development of new blood vessels), tumour invasiveness and metastasis (development of secondary tumours). It inhibits angiogenesis by interacting with the heparin-binding site of pro-angiogenic growth factors such as VEGF, FGF-1 and FGF-2. It also inhibits the enzyme heparanase, which mediates tumour invasiveness, metastasis and release of pro-angiogenic growth factors from the extracellular matrix.

     Our second oncology product candidate in development is PI-166 which is a targeted cytotoxic drug for the treatment of inoperable liver cancer. PI-166 is a formulation with a very high affinity for primary liver cancer cells.

     Our internal drug discovery program is focused on the design of novel small molecules for Progen's future drug development pipeline based on the inhibition of carbohydrate-protein interactions involved in disease processes. The synthesis and biochemical analysis of new angiogenesis inhibitors continues to be the focus of the group's activities with the aim of developing potential therapeutics for cancer and other serious diseases. Our research team and academic collaborators have identified a portfolio of heparan sulfate binding proteins that are involved in different diseases, and we are now designing, synthesizing and screening small molecule compounds that disrupt heparan sulfate binding.

     We also operate a manufacturing plant that is responsible for the clinical supply of PI-88 and PI-166 as well as providing contract manufacturing and bioprocess technology development services to Australian and overseas based clients. This manufacturing facility operates in accordance with internationally recognized Good Manufacturing Practice (GMP) requirements.

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

     - Leveraging our in-house manufacturing capabilities to support the development and commercialization of our product candidates. We manufacture PI-88 and formulate PI-166 for preclinical and clinical trials at our manufacturing facility. We intend to leverage our experience in bioprocess manufacturing technologies to support the development and commercialization of our present and future product candidates.

     - Establishing and maintaining a strong intellectual property portfolio. We plan to continue to aggressively pursue patent protection in Australia, the United States and other significant markets, as well as protect trade secrets and know-how, as our drug discovery technologies uncover additional small molecule product candidates or as necessitated by our in-licensed development programs.


DEVELOPMENT  PROGRAMS

     CANCER  THERAPEUTICS

     PI-88  -  NOVEL  ANGIOGENESIS  AND  METASTASIS  INHIBITOR

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

     PI-88 has been developed to attack the life support system of cancer in a two-fold manner:

     - Inhibition of new blood vessel growth (angiogenesis) which is essential to promote tumor growth. The anti-angiogenic activity is manifest in three distinct ways:

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

     - Reduction in the spread of secondary tumors (metastasis) through the inhibition of heparanase, as heparanase is required to break down vasculature to allow tumor cells to spread.

     It is expected that attacking these processes will lead to the development of a cytostatic therapeutic approach that may reduce the toxic side effects associated with current therapies such as irradiation, or cytotoxic drugs. By inhibiting angiogenesis, it is possible to starve the tumor of nutrients and oxygen. This process has been shown to stop tumor growth in animal models. Anti-angiogenic therapeutics, including PI-88, specifically targeted at cancerous tumors may result in additive and/or synergistic efficacy when combined with other agents without significantly increasing side effects since angiogenesis occurs only in specific instances in healthy adults (wound healing, fetal development and menstrual cycle). In addition, anti-angiogenic drugs developed are expected to have broader application in a range of cancers. The concept of halting the growth of cancer and "living with the disease" is becoming a more accepted paradigm and is reflected in the design of anti-angiogenic clinical trials, including our clinical program for PI-88. Ultimately, it is hoped that these anti-angiogenic drugs may have the potential for co-treatment with other therapies and halt the progression of cancer and grant patients many years of additional quality life.

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

     - The release of growth factors provides the angiogenic stimulus to the endothelial cells lining the nearby blood vessels. The growth factors that are released interact with heparan sulfate and with receptor molecules located on the surface of the endothelial cells, both of which are bound to the cell surface. As a result, the endothelial cells begin proliferating. Three important growth factors in this process are VEG-F, FGF-1 and FGF-2.

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

     PI-88  Clinical  Development  Program

     All clinical trials of PI-88 are being conducted under an active IND with the FDA. In preclinical and clinical studies, PI-88 has shown an acceptable safety and tolerability profile in clinical trials to date. PI-88 is also showing early signs of clinical efficacy in the multinational clinical development program. 327 patients with various cancers have been treated with PI-88 for periods ranging from one dose to beyond four years. Since PI-88 is an anti-angiogenic agent, the primary and relevant efficacy endpoints for these early stage clinical trials is stabilization of disease, time to progression and survival. This is an important difference from traditional cytotoxic anti-cancer therapies, where response rates are often more relevant for these more toxic agents (cytotoxics) as they are used to eradicate cancer cells, often with adverse consequences to normal cells and to the patient.

PI-88 is currently in Phase II clinical development with four Phase II clinical trials ongoing in the U.S., Australia and Taiwan under an active Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA.

     The following chart summarizes the results of our ongoing, recently completed and currently planned clinical trials for PI-88.

-----------------------------------------------------------------------------------------------------------------------------

                                                PI-88 PHASE II CLINICAL TRIALS

-----------------------------------------------------------------------------------------------------------------------------
INDICATION                            TREATMENT                                    STATUS & KEY POINTS
-----------------------------------------------------------------------------------------------------------------------------
ADVANCED PROSTATE CANCER   2-arm study: Self-                  -  Trial commenced in August 2005
                           administration of PI-88             -  90 patients to be recruited
(ANDROGEN-INDEPENDENT      combined with Taxotere(R)           -  Lead-in stage will assess safety of combination
PROSTATE CANCER)           (docetaxel).                        -  Randomized stage will assess PI-88 at two different
                                                               -  dose regimens in combination with Taxotere(R).
-----------------------------------------------------------------------------------------------------------------------------
                                                               -  Trial commenced in May 2005.
                           2-arm study: Combination            -  100 patients to be recruited
ADVANCED MELANOMA          therapy DTIC (dacarbazine),         -  Lead in stage will assess safety of combination.
                           with and without self-                 Randomized stage will assess the benefit of the
(FIRST-LINE TREATMENT)     administration of PI-88                addition of PI-88 to DTIC.

-----------------------------------------------------------------------------------------------------------------------------
                           2-arm study: Combined               -  Trial commenced February 2004.
ADVANCED LUNG CANCER       therapy Taxotere(R) (docetaxel)     -  100 patients to be recruited.
(NSCLC)                    with and without self-              -  Completion of recruitment expected by the end of Q4
                           Administration of PI-88                CY05.

-----------------------------------------------------------------------------------------------------------------------------
                                                               -  Trial commenced July 2004.
PRIMARY LIVER CANCER       3-arm study: 2 dose levels of       -  340 patients to be recruited.
(POST SURGERY)             PI-88 and a no treatment arm        -  Completion of recruitment of stage I (170 patients)
                           (control).                             expected by the end of Q4 CY05

-----------------------------------------------------------------------------------------------------------------------------

ADVANCED MELANOMA -                                            -  Completed
SINGLE AGENT TRIAL         Self-administration of PI-88.       -  44 patients recruited.
                                                               -  Encouraging 9 months median survival led to
                                                                  initiation of first line trial in combination with DTIC

-----------------------------------------------------------------------------------------------------------------------------

                                                               -  Completed.
MULTIPLE MYELOMA           Self-administration of PI-88.       -  Disease marker study - 19 patients.
                                                               -  Disease Stabilization - 41% of evaluable patients.

-----------------------------------------------------------------------------------------------------------------------------

     PI-88 is being investigated under an active IND with the FDA. Ongoing and recently completed clinical trials for PI-88 are as follows:

     - In August 2003, we completed an Australian multi-center Phase II trial in Multiple Myeloma. 19 patients with refractory or relapsed multiple myeloma, a bone marrow cancer, were enrolled at three Australian hospitals, The Alfred Hospital in Melbourne, The Mater Misericordiae in Newcastle, and The Wesley Clinical Research Centre in Brisbane. The endpoint of the study was achieved with the stabilization of serum disease markers, in seven, of the 18 evaluable patients (39%) in the study. One patient continues to receive PI-88 post-study under a special access scheme after 44 months.

     - In January 2004 we concluded the Phase I component of a Phase I/II clinical trial at the University of Colorado Health Sciences Center in Denver, Colorado, in which PI-88 was self-administered to patients with advanced malignancies (including melanoma and renal-cell carcinoma) in order to determine the appropriate safe dose of PI-88 for the Phase II component of this study. 15 out of 38 evaluable patients with advanced tumors (39%) have had disease stabilization ranging from three to 50 months, including one partial response. This trial examined the dosing and investigated the safety and tolerability of PI-88 as a single-agent therapy. Following completion of the Phase I component of this study, the Phase II component, investigating advanced melanoma specifically, was launched in four sites across Australia and at the University of Colorado Health Sciences Center in Denver, Colorado. The Phase II component of this study concluded with 46 patients enrolled on the study. One patient had a partial response and another 10 patients had stable disease, out of the 37 evaluable patients in this trial (30%). The median survival rate of the patients on this trial was 9.0 months. This data were sufficient to launch a trial in first line therapy in patients with advanced melanoma in combination with the standard of care, chemotherapy agent, dacarbazine (DTIC).

     - In May 2005, we launched a 2-arm randomized Phase II trial of PI-88 as a first line therapy in patients with advanced melanoma. The trial will assess the safety and patient benefit of adding PI-88 to dacarbazine (DTIC). The 2-arm randomized study, aims to recruit 100 chemotherapy naive advanced melanoma patients and will compare patients receiving DTIC (dacarbazine), with and without self-administration of PI-88. The trial has targeted clinical centers in Australia and the USA.

     - In February 2004 we concluded a Phase I trial at the University of Colorado Cancer Center in Denver, Colorado, of PI-88 in combination with docetaxel (Taxotere), a frequently used chemotherapy treatment, in patients with advanced solid tumors. This trial was designed to determine the appropriate safe dose of PI-88 when combined with weekly doses of Taxotere and was conducted as a precursor to a planned multi-center Australian Phase II trial of the combination in patients with advanced non-small cell lung cancer. 16 patients were recruited into this Phase I study and the trial met its objectives of determining the safety and tolerability of PI-88 in combination with taxotere.

     - Following the completion of the Phase I trial, a multi-center Australian Phase II trial of PI-88 in combination with Taxotere in patients with advanced non-small-cell lung cancer was launched in February 2004 utilizing the dose established from the Phase I combination study. This 2-armed Phase II trial will compare the safety and efficacy of Taxotere with and without the self administration of PI-88. The trial aims to recruit 100 patients by early 2006.

     - In July 2004 a Phase II trial of PI-88 as post-operative (following surgery) adjuvant treatment in patients with primary liver cancer (hepatocellular carcinoma or hepatoma) was launched by our alliance partner and clinical collaborator, Medigen Biotechnology Corporation
          (MBC) an emerging Taiwanese biotechnology company. The trial is a 3-arm study, assessing the rate of liver cancer recurrence comparing two doses levels of PI-88 to a no-treatment arm (control arm). The trial is divided into two stages and recruitment of Stage I (170 patients) is expected to be concluded by the end of 2005 in 6 Taiwan clinical centers.

     - In August 2005, an investigator initiated trial investigating PI-88 therapy in combination with Taxotere for patients with advanced prostate cancer commenced. The trial includes androgen-independent or hormone refractory patients, meaning they have received hormone therapy, but their prostate cancer will have continued to worsen. The 2-armed randomized trial will assess the safety and clinical benefit of two dose regimens of PI-88 combined with docetaxel (Taxotere) in this patient population. The trial is a three-way collaboration with clinical investigators, Sanofi-Aventis (marketer of Taxotere) and Progen. Sanofi-Aventis will provide two thirds of the trial funding and supply their drug Taxotere(R) for the trial. Progen will provide the remaining funding, supply PI-88, monitor the trial and provide safety reporting to the FDA under IND guidelines. The trial aims to recruit 90 patients in several sites across Australia.

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

     Development  Strategy  for  PI-88

     We have retained worldwide commercial rights to PI-88. At the appropriate time, we will select collaborators for later-stage clinical development and commercialization of PI-88 as a cancer therapeutic.

     PI-166  -  NOVEL  ANTI-CANCER  AGENT

     PI-166, our second oncology product candidate, is a novel combination of an active small organic chemical molecule and a delivery vehicle that directs the active drug constituent at the tumor site. PI-166 is being developed for potential application in the treatment of advanced hepatocellular carcinoma (primary liver cancer).

     PI-166  Clinical  Development  Program

     A Phase I clinical trial with PI-166 was initiated at the St. George Hospital in Sydney in 2003. Due to slower than expected recruitment from this center additional sites have recently been added (Princess Alexandra Hospital, Brisbane and Monash Hospital, Melbourne). The primary objective of this trial is to investigate the safety and tolerability of escalating doses of PI-166 in patients with advanced stage primary liver cancer where surgical intervention is no longer an option (unresectable). Based on interim data to date, no drug-related side effects of PI-166 have been observed in patients enrolled in the trial.

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

     Development  Strategy  for  PI-166

     We have retained worldwide commercial rights to PI-166. At the appropriate time, we will select collaborators to conduct later-stage clinical trials and commercialization of PI-166 as a cancer therapeutic.

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

     Our internal research program, augmented by the work of our academic collaborators, has led to the identification of a portfolio of heparan sulfate binding proteins that are involved in different diseases, and we are designing, synthesizing and screening small molecule compounds that disrupt heparan sulfate binding. A collaboration with the Centre for Drug Candidate Optimization at the Victorian College of Pharmacy (Monash University) was also initiated in 2005. This joint project is aimed at characterizing and improving the various drug-related properties of our molecules to make them more suitable as drugs and to increase the likelihood of their successful development

     Our drug discovery research program was partially funded by a A$3.1 million Australian federal government AusIndustry START grant awarded in August 2001. This grant concluded in June 2005 with Progen achieving all the milestones set out in the grant. The Company was successful in applying for a further three years partial funding of this program under an AusIndustry Commercial Ready grant. This grant is for a maximum of A$3.4 million over three years commencing August 2005. With additional funding now secured the aim of the project is the continued development of our molecule library through to drug candidate selection suitable for human clinical trials.

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

     We currently support research at the Research School of Chemistry at the Australian National University, Canberra, Australia. This sponsored research program is developing a combinatorial chemistry approach to the synthesis of molecules that mimic the structure of sugars. This chemistry will enable synthesis of defined structures to overcome the limitations in commercial synthesis of oligosaccharides and plays a pivotal supporting role to our in-house drug discovery research program.

     We are currently conducting, or have conducted, our clinical trial programs at the following medical centers:

Phase  I/II  melanoma  monotherapy  study:
     -    The  University of Colorado Health Sciences Center (Denver, Colorado);
     -    Sir  Charles  Gairdner  Hospital  (Perth,  Australia);
     -    Princess  Alexandra  Hospital  (Brisbane,  Australia);
     -    The  Alfred  Hospital  (Melbourne,  Australia);  and

     -    The  Queen  Elizabeth  Hospital  (Adelaide,  Australia).

Phase II Non-Small Cell Lung (NSCL) cancer studying PI-88 in combination with taxotere:
     -    Royal  Prince  Alfred  Hospital  (Sydney,  Australia);
     -    Sir  Charles  Gairdner  Hospital  (Perth,  Australia);
     -    Border  Medical  Oncology  (Wodonga,  Australia);
     -    Mater  Adult  Hospital  (Brisbane,  Australia);
     -    Prince  Charles  Hospital  (Brisbane,  Australia);
     -    The  Alfred  Hospital  (Melbourne,  Australia);
     -    Royal  North  Shore  Hospital  (Sydney,  Australia);
     -    The  Queen  Elizabeth  Hospital  (Adelaide,  Australia);
     -    Prince  of  Wales  Hospital  (Sydney,  Australia);
     -    Newcastle  Mater  Hospital  (Newcastle,  Australia);
     -    Sydney  Haematology  and  Oncology  Clinics  (Sydney,  Australia);
     -    The  Nambour  General  Hospital  (Nambour,  Australia);  and
     -    The  Princess  Alexandra  Hospital  (Brisbane,  Australia).

Phase  II  Study of PI-88 with dacarbazine in patients with Metastatic Melanoma:
     -    Sir  Charles  Gairdner  Hospital  (Perth,  Australia);
     -    Princess  Alexandra  Hospital  (Brisbane,  Australia);  and
     -    Royal  Prince  Alfred,  Sydney  Cancer  Centre  (Sydney,  Australia).

Phase II randomised study of two dose schedules of PI-88 in combination with docetaxel in patients with androgen-independent prostate cancer:
     -    Sydney  Haematology  and  Oncology  Clinics  (Sydney,  Australia);
     -    Royal  North  Shore  Hospital  (Sydney,  Australia);
     -    Border  Medical  Oncology  (Wodonga,  Australia);  and
     -    Port  Macquarie  Base  Hospital  (Port  Macquarie,  Australia).

Phase I trial of PI-166 in patients with unresectable hepatocellular carcinoma is being conducted at:
     -    St  George  Hospital  (Sydney,  Australia);
     -    Princess  Alexandra  Hospital  (Brisbane,  Australia);  and
     -    Monash  Medical  Centre  (Melbourne,  Australia).

Medigen Biotechnology Corporation in Taipei, Taiwan, is conducting a Phase II clinical trial with PI-88 in patients with hepatocellular carcinoma after resection at:
     -    The  National  Taiwan  University  Hospital  (Taipei,  Taiwan);
     -    Chang  Gung  Memorial  Hospital  (Linkou,  Taiwan);
     -    Veterans  General  Hospital  (Taichung,  Taiwan);
     -    China  Medical  University  Hospital.  (Taipei,  Taiwan);
     -    Koahsiung  Veterans  General  Hospital  (Koahsiung,  Taiwan);  and
     -    National  Cheng  Kung  University  Hospital  (Tainan,  Taiwan).

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

     COLLABORATION WITH MEDIGEN BIOTECHNOLOGY CORPORATION

     In May 2000, we entered into a strategic alliance agreement with Medigen Biotechnology Corporation, or MBC, a biotechnology company based in Taiwan. The collaboration relates to early stage clinical trials of PI-88. Under the original agreement:

     -    We  have  retained  all  intellectual  property  rights  to  PI-88;

     - MBC will receive a percentage of our future revenues received from PI-88 in cancer and cardiovascular disease provided MBC successfully completes all clinical trials agreed to be conducted and funded by MBC under the agreement;

     - MBC will use reasonable endeavors to complete one Phase II trial with PI-88 in an oncology indication, one Phase II trial of PI-88 in a cardiovascular indication, and two proof of principle trials in oncology indications;

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

     - MBC issued to us a 19.9% equity stake in MBC with certain anti-dilution rights; and

     -    MBC  paid  to us A$11 million for 2.75 million of our ordinary shares.

     In April 2005 Progen and MBC agreed to amend the terms of the Alliance Agreement in that Progen agreed to waive the requirement for MBC to conduct one of the Phase II trials outlined in the Alliance Agreement. In return MBC agreed to fund 50%, up to A$1 million, of the recently initiated

Phase II trial of PI-88 as a first line therapy in patients with advanced melanoma (PI-88 in combination with dacarbazine).

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

     CONTRACT  MANUFACTURING

     We provide contract manufacturing services to cGMP standards for various human clinical trial and therapeutic products and veterinary pharmaceuticals, as well as non-cGMP bioproducts contract manufacturing services. We also provide bioprocess technology development services and consulting services in quality and regulatory management systems. Contract and consulting services revenues constituted approximately 37.6%, 56.0% and 100.0% of our sales revenue for the fiscal years ended June 30, 2003, 2004 and 2005, respectively.

     Following the sale of our life sciences division in November 2003 contract manufacturing services contributes 100% of our sales revenue.

     Due to prioritization of our Manufacturing Division on the supply of PI-88 for clinical trial requirements we currently do not actively promote our contract manufacturing services to potential clients.

GOVERNMENT  REGULATION

     Regulation by government authorities in the U.S., Australia and other countries in which the Company operates is a significant consideration in the research and development of our products.

     The Company is also subject to various laws, regulations, policies, guidelines and recommendations relating to such matters as safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the protection of the environment. Furthermore, there has been a general trend towards greater regulation of the pharmaceutical industry and its products.

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

     In the case of products with a high risk of toxicity, the initial clinical trials are sometimes conducted in patients with the target disease rather than in healthy volunteers. Since these patients are already afflicted with the target disease, it is possible that such clinical trials may provide evidence of efficacy traditionally obtained in Phase II clinical trials. We cannot make any assurances that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of our product candidates. Furthermore, the TGA and/or the applicable IEC may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

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

     We are currently conducting several Phase II clinical trials of PI-88 under our IND with the FDA and separate CTN applications with the TGA. We may seek FDA and TGA approval for independent Phase II trials of PI-166 in the U.S. and Australia upon successful completion of the Phase I trial in Australia. We cannot make any assurances that our submissions to the FDA or the TGA will be successfully reviewed, that the requisite approvals will be granted, that accelerated approvals will apply, or that later stage clinical trials will commence.

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

     PATENTS

     The Company's policy is to protect and defend the intellectual property associated with its technology and products, principally through patent protection.

     We own or have exclusive rights to 15 patent families, incorporating 23 granted patents and 30 filed applications.

     The  most  material  of  these  patents  and  patent  applications  being:

     - PI-88 - Composition of matter and method of use patent families have been granted in countries including the U.S., Australia, South Africa and New Zealand. Further, the PI-88 composition of matter patent application has been filed in countries including Europe, Japan and Canada. The PI-88 composition of matter patent expires in 2016.

     - ANGIOGENESIS INHIBITORY ANTIBODIES - This patent describes an antibody and the use of this antibody for the inhibition of angiogenesis. More specifically the antibody, being a monoclonal antibody is specific to proliferating human endothelial cells. The specification also sets forth a method of producing the antibody by hybridoma culture.

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

     We are aware of certain products that are being developed by competitors that modulate tumor-related angiogenesis, including heparanase inhibitors, FGF-2, VEG-F and other signal protein inhibitors, and inhibitors of certain matrix metalloproteases, a family of enzymes known to be involved in processes through which tumors invade tissues, metastasize and grow. Other competitors are developing technologies that interfere with cancer cells directly. Several of these product candidates are in advanced stages of clinical trials and being marketed. Competitors that are marketing products or developing technologies that compete with PI-88, our lead oncology product candidate, include Genentech, Inc., EntreMed, Inc., Imclone Systems, OSI Pharmaceuticals, Eyetech Corporation, Bayer Pharmaceuticals Corporation, Genaera Corporation, Genzyme Corporation, MedImmune Inc., Pfizer Inc., Novartis AG and Celgene Corporation. We are also aware of several agents that are being developed by others for the treatment of hepatocellular carcinoma thereby competing with PI-166. These agents are in various stages of clinical development and comprise small synthetic organic molecules and biologicals, as well as targeted radiotherapy and hyperthermia treatments. These companies include Maxim Pharmaceuticals, Onyx Pharmaceuticals and SIRTeX Medical.

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

ITEM 4.D.  PROPERTY,  PLANTS  AND  EQUIPMENT

     We maintain and operate an 11,200 square foot fully-integrated pharmaceutical raw material manufacturing facility in Darra, Queensland, Australia. Our principal offices are also located on the premises. The facility has the capability to develop and manufacture therapeutic products for worldwide markets and consists of 15 modular laboratories, each with a designated function. There are two independent and eight integrated laboratory modules that comply with the Code of Good Manufacturing Practice, or cGMP, and five non-cGMP laboratory modules. The cGMP laboratory modules have specific functions including media preparation, cell culture, fermentation, harvest, purification, pack and fill, and bioprocessing. The non-cGMP laboratories have functions in fermentation, research and development, and analytical services covering microbiology, biochemistry, protein and carbohydrate analysis and processing, and quality control testing.

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

     The building in which our principal offices and manufacturing facilities are located is leased. Under a lease agreement expiring in March 2007, we pay a current rental of approximately $78,000 per annum, subject to annual review, based on the movement in the consumer price index.

     In November 2005 we entered a lease agreement to lease office space in Toowong, Queensland, Australia. We intend relocating our corporate, administration, clinical development and business development departments to these premises in early 2006. This will free up space at our Darra facility which we intend to develop as additional laboratory space for our drug discovery program and additional office space for our manufacturing employees. This lease agreement is for a three year period beginning December 15, 2005 with an option to lease for a further three years. Rental is approximately $102,000 per annum, subject to annual review.

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

OVERVIEW

     We are an Australian-based, globally focussed, biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics for the treatment of cancer and other serious diseases.

     We have two cancer product candidates are PI-88 and PI-166 under clinical development. PI-88, our lead candidate, is currently being trialed in multiple Phase II clinical trials for solid cancer tumors. PI-166, our second oncology product candidate, is in a Phase Ib clinical trial for unresectable primary liver cancer.

     Our drug discovery research program has identified a portfolio of therapeutic targets that play key roles in cancer and other serious diseases, and we are designing, synthesizing and screening small molecule compounds directed at these targets. This research program was partially funded by an AusIndustry START grant until June 2005. In August 2005 we were successful in being awarded a further AusIndustry grant known as a Commercial Ready Grant that will continue to partially fund this program for the three years to August 2008.

     We operate a cGMP certified pilot manufacturing facility that provides contract manufacturing services to the biotechnology industry earning revenues on a fee for service basis. The facility manufactures PI-88 and prepares PI-166 for all clinical trials to date.

     As part of our focused strategy toward drug discovery and development, we divested our life sciences division in November 2003 and intend to pursue selective strategic alliances to complete product development and register our product candidates.

     We have incurred significant losses since our inception and as of June 30, 2005, our accumulated deficit was approximately $43.5 million. We devote a substantial portion of our financial resources to fund the development our two cancer product candidates and our drug discovery research efforts. We expect to incur additional operating losses for at least the next several years as we accelerate our drug discovery research and conduct additional clinical trials with PI-88 and PI-166, and advance into later stages of development. We may need to raise additional funds in the future to continue our operations.

     Our operations have historically been financed by the issuance of capital stock because it is generally difficult to fund pharmaceutical research via borrowings due to the lack of revenues to service debt and the significant inherent uncertainty as to results of this research and the timing of those results.

CRITICAL ACCOUNTING POLICIES

     The following discussion and analysis of our operating and financial review and prospects are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. These accounting principles require us to make certain estimates and assumptions that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Based on the nature of our operations, our accounting policies do not require difficult, subjective or highly complex judgments and therefore our reported amounts are not subject to material variation based on changes in assumptions. Our significant accounting policies are described in Note 1 to the financial statements for the year ended June 30, 2005.

DISCONTINUED  OPERATIONS

     On November 11, 2003, we entered into an agreement to divest our Life Sciences business. This sale was consummated on November 28, 2003. The results of operations for the 2003 and 2004 fiscal years from our Life Sciences business are presented in the statement of operations as discontinued operations.

ITEM 5.A.  OPERATING  RESULTS

     YEARS ENDED JUNE 30, 2005, 2004 AND 2003

     The functional currency for the Company's operations is Australian dollars. The translation from Australian dollars into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at balance sheet date and for revenue and expense accounts using the average exchange rate during the period.

     The following table shows the movement in the average exchange rates between fiscal 2003 and 2004, and fiscal 2004 and 2005. These average exchange rates have been used to translate Australian dollar revenue and expense amounts into U.S. dollars.

--------------------------------------------------------------------------------------
                                                              YEARS ENDED JUNE 30,
--------------------------------------------------------------------------------------
                                                            2003       2004       2005
--------------------------------------------------------------------------------------
Average Australian dollar to U.S. dollar exchange rate  $0.58465  $0.71385   $0.75352
--------------------------------------------------------------------------------------
Movement in exchange rate to prior year                           $ 0.1292   $0.03967
--------------------------------------------------------------------------------------
% movement in exchange rate to prior year                             22.1%       5.6%
--------------------------------------------------------------------------------------


     Revenue from Operations

     Our revenue from sales and provision of services for fiscal 2003, 2004 and 2005 is as follows (in thousands):

---------------------------------------------------------------------------------------
                                                                 YEARS ENDED JUNE 30,
---------------------------------------------------------------------------------------
                                                               2003      2004      2005
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
Sale of life science research products                     $  1,742  $  1,097  $      -
---------------------------------------------------------------------------------------
Revenue from provision of contract manufacturing services     1,052     1,394     1,076
---------------------------------------------------------------------------------------
TOTAL REVENUE FROM SALES AND PROVISION OF SERVICES         $  2,794  $  2,491  $  1,076
---------------------------------------------------------------------------------------


     For the years ending June 30, 2003 and 2004 we derived revenue from the following two sources:

          -    The  sale  of  life  science  research  products;  and

          -    The  provision  of  contract  manufacturing  services

     With the disposal of our Life Sciences division in November 2003 we derived all of our revenues solely from the provision of contract manufacturing services in fiscal 2005. For the fiscal year ended June 30, 2005 total sales decreased $1,415,000 to $1,076,000 a decline of 56.8% from the prior year. In the prior year the Life Sciences division contributed $1,097,000 to operating revenues. Excluding Life Science, operating revenues were down $318,000, or 22.8% year on year to $1,076,000. This decline is attributable to our Contract Manufacturing division concentrating on the production of PI-88 for our clinical trial program over the pursuit of external revenue generating contracts. PI-88 clinical demands increased 21% year on year due to Medigen Biotechnology

Corporation's ("Medigen"), our clinical development partner, advancing Phase II liver cancer trial and the initiation of new PI-88 Phase II trials by us.

     Despite the sale of the Life Science business in November 2003 total sales only decreased 10.8% to $2,491,000 in fiscal 2004 from $2,794,000 in fiscal 2003 as revenues from contract manufacturing services grew 32.5% to $1,394,000 in fiscal 2004 from $1,052,000 in fiscal 2003. In Australian dollars (the Company's functional currency) revenues only grew by 8.6% in fiscal 2004 over fiscal 2003.

     We cannot be certain that we will be able to continue to secure new manufacturing contracts. Additionally, growth in contract manufacturing revenue will be limited by PI-88 production requirements, which are expected to increase in the foreseeable future as both the Company and Medigen expand recruitment into respective PI-88 clinical trials. Along with PI-88 production the Manufacturing Divisions priority is also focused on optimizing PI-88 production processes and validating manufacturing steps in preparation for anticipating production/technology transfer for future supply of Phase III clinical trial material.

     We ultimately expect to derive additional revenue from the out-licensing of our product candidates currently under development in return for milestone payments and royalties on commercial sales.

     Research and Development Expenses

     Our research and development expenses for compounds under development and discovery are as follows (in thousands):

-----------------------------------------------------------------------
                                                YEARS ENDED JUNE 30,
-----------------------------------------------------------------------
                                             2003      2004      2005
-----------------------------------------------------------------------
PI-88                                      $    709  $  1,155  $  1,074
-----------------------------------------------------------------------
PI-166                                           64        46        63
-----------------------------------------------------------------------
Drug discovery                                1,109     1,294     1,064
-----------------------------------------------------------------------
General research and development expenses       490       566       556
-----------------------------------------------------------------------
TOTAL RESEARCH AND DEVELOPMENT EXPENSES    $  2,372  $  3,061  $  2,757
-----------------------------------------------------------------------


     Costs for PI-88 and PI-166, our two oncology compounds under development, include external direct costs such as principal investigators fees, patient recruitment fees, data monitoring charges as well as our personnel costs for preclinical, clinical and regulatory activities associated with preparing compounds for submission of new drug applications to the FDA and TGA or similar agencies. General research and development expenses include research and development management personnel costs and general laboratory costs that cannot be allocated to a specific compound or our drug discovery effort. Drug discovery costs include our personnel and associated costs incurred in relation to this effort as well as external sponsored research costs.

     Prior to July 1, 2000 our accounting records did not record research and development costs by project. Since July 1, 2000 cumulative direct external costs incurred on PI-88, PI-166 and drug discovery are $4,793,000, $173,000 and $4,475,000 respectively.

     The current year's investment in our research and development initiatives have decreased from the prior year by $304,000 or 9.9% to $2,757,000 primarily due to the following:

     - Expenditure on our PI-88 clinical development program decreasing $81,000 to $1,074,000 due to the completion of patient recruitment into the Phase I/II trial in patients with advanced melanoma and the Phase I trial at the University of Colorado Cancer Center in Denver, Colorado, in combination with docetaxel (Taxotere) during fiscal 2004. This was off-set somewhat by an increase in expenditure on the Phase II trial in patients with non-small cell lung cancer due to an increase in patient recruitment and the commencement of the Phase II trial in patients with advanced melanoma in combination with dacarbazine.
     - Expenditure on our drug discovery program declined $230,000 primarily due to the sponsored research contract with the Griffith University glycomics program having completed during fiscal 2004.

     Research and development expenses for fiscal 2004 increased 29.1% in US dollars, however in Australian dollars the increase was only 5.7%. This increase was primarily due to increased costs associated with conducting PI-88 phase II human clinical trials.

     We expect our research and development expenses to increase in fiscal 2006 in line with the increase in patients recruited into the ongoing PI-88 Phase II trials in patients with advanced melanoma and advanced prostate cancer. In addition we intend increasing the size of our drug discovery program with the hire of several additional scientists. The increase in the costs of our drug discovery program will be partially off-set by the AusIndustry Commercial Ready grant.

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

     Selling, General and Administrative Costs

     Selling, general and administrative costs increased $337,000 or 12.9% in fiscal 2005 to $2,954,000 compared with $2,617,000 for fiscal 2004 and $2,023,000 for fiscal 2003. In Australian dollars (the Company's functional currency) the increase in selling, general and administrative expenses was 6.9%. This increase was primarily due to the following factors: an increase of $61,000 in fees paid to consultants and advisors with the appointment of a clinical and regulatory consultant, and an advisor to assist with out-licensing PI-88; an increase of $85,000 in remuneration paid to executive and non-executive directors; an increase of $29,000 in stock exchange listing fees and share registry fees due to the issuance of additional ordinary shares, and an increase of $24,000 in travel and accommodation expenditure incurred on attending conferences and meetings associated with our efforts to out-license PI-88. The 29.4% increase in selling, general and administrative costs in fiscal 2004 over fiscal 2003 was primarily due to movements in the exchange rate between the US dollar and the Australian dollar which is the Company's functional currency. In Australian dollars selling, general and administrative costs increased 4.6% due to a further strengthening of our business development department with an additional headcount.

     We expect selling, general and administrative costs to increase in fiscal 2006 as we have engaged consultants to assist with the out-licensing of PI-88 for later-stage clinical development and commercialization. Additionally, we are currently relocating our corporate offices as we have space constraints at our current facility. As a result rental and associated occupancy costs will increase.

     Other Costs of Operations

     Other costs of operations increased $318,072 to $397,416 in fiscal 2005 following a 33.3% fall in fiscal 2004 over 2003. These costs are the un-recovered overheads of our Contract Manufacturing division that are not recovered against cost of sales and increased in fiscal 2005, following decreases in prior years, as contract manufacturing revenue decreased. A majority of these costs are fixed and therefore as the manufacturing facility was utilized to a greater extent on external revenue generating contracts a greater portion of these costs were recovered against revenue and are shown as cost of sales.

     The  costs  are  primarily  salaries and wages and repairs and maintenance.

     Depreciation expense

     Depreciation expense decreased $35,000 in fiscal 2005 to $429,000. The decrease in depreciation was due primarily to assets becoming fully depreciated. In fiscal 2004 depreciation expense increased $14,000, however in Australian dollars (our functional currency) depreciation actually reduced by A$132,000. The decrease (in Australian dollars) was primarily due to assets being fully depreciated. Depreciation expense is expected to decline further in fiscal 2006 as assets continue to be fully depreciated and depreciation on our estimated capital expenditure requirements will not be sufficient to off-set that decline.

     Other  Income  (Expenses)

We realized total net other income of $1,257,000 in fiscal 2005 compared with $1,079,000 in fiscal 2004 and $538,000 in fiscal 2003. The components of Other Income (Expenses) as shown in our statements of operations included elsewhere in this annual report are (in thousands):


   -------------------------------------------------------------
                                        YEARS ENDED JUNE 30,
   -------------------------------------------------------------
                                     2003       2004       2005
   -------------------------------------------------------------
   Interest income                    288        475        618
   -------------------------------------------------------------
   Interest expense                    (7)       (12)       (13)
   -------------------------------------------------------------
   Grant income                       435        596        578
   -------------------------------------------------------------
   Other income                        28         20         74
   -------------------------------------------------------------
   Realised loss on investments      (206)         -          -
   -------------------------------------------------------------
   TOTAL OTHER INCOME            $    538   $  1,079   $  1,257
   -------------------------------------------------------------

     Interest income received varies from year to year depending on the amount of cash we have available to invest and the interest rate prevailing at that time. The Company raised an additional net $11.0 million from the sale of equity during fiscal 2005, this significantly increased the total funds available to invest. As a result interest income received increased 30.1% to $618,000.

     Grant income relates to the funding we receive for our drug discovery program under the AusIndustry START grant. The grant was based on a 50% re-imbursement of eligible expenditure, and therefore is directly related to level of expenditure incurred on this program. The amount of the grant was capped at A$3.1 million. Income received from this grant fell $18,000 in fiscal 2005 a drop of 3% due to a decrease in program expenditure as described above. The AusIndustry START grant expired on June 30, 2005. We applied, and were granted, another AusIndustry grant known as a Commercial Ready grant that will continue to partially fund our drug discovery program for the three years beginning August 2005. We expect grant income to increase slightly over the levels of the last two fiscal years as we expect expenditure on this program to increase. As with the START grant the Commercial Ready grant is based on a 50% re-imbursement of eligible expenditure. The amount of this grant is capped at A$3.39 million.

     Income Taxes

     As at June 30, 2005, we had net tax loss carry forwards of approximately $54.5 million, resulting in a deferred tax asset of approximately $16.3 million. We had net tax loss carry forwards of $44.5 million as at June 30, 2004. Since re-coupment of the carried forward tax loss is not more likely than not, a valuation allowance has been established to offset in full the deferred tax asset resulting in a net deferred asset of $nil.

ITEM 5.B.  LIQUIDITY  AND  CAPITAL  RESOURCES

     Sources of Liquidity

     Since inception, we have financed our operations primarily through public and private sales of equity and debt securities totaling approximately $59.9 million in net proceeds. As at June 30, 2005, cash and cash equivalents totaled approximately $17.9 million and consisted primarily of highly liquid interest bearing investments with maturities of three months or less. We believe that these investments do not constitute any material market risk exposure.

     Cash Flows

     We expended approximately $4.0 million in cash and cash equivalents during the twelve months ended June 30, 2005 to finance our net operating activities. This compares to $3.8 million and $1.6 million for fiscal 2004 and 2003, respectively. The increase in net cash expended on operating activities in fiscal 2005 over fiscal 2004 was primarily due to the Life Sciences division contributing positive cash flows in fiscal 2004. The disposal of the Life Sciences division during fiscal 2004 reduced both receipts from customers and payments to suppliers and employees in fiscal 2005. The increase in net cash expended in fiscal 2004 over fiscal 2003 was primarily due to the $1.2 million received from the proceeds of an investment in fiscal 2003.

     Net cash from investing activities was positive in fiscal 2004 with the proceeds from the sale of the Life Sciences division being received. In fiscal 2003 and 2005 cash flows from investing activities were negative due to the purchase of property, plant and equipment.

     Cash and cash equivalents held as at June 30, 2003, 2004 and 2005 was $8.0 million, $9.9 million and $17.9 million respectively. The balance of cash and cash equivalents increased each fiscal year due to proceeds from the sale of a discontinued operation and/or the raising of cash through the sale of our equity securities.

     Funding  Requirements

     We currently have commitments for capital expenditures totalling approximately $380,000. We expect to incur substantial future commitments in light of our oncology clinical program and our drug discovery program. We are presently funding three Phase II multi-center clinical trials of PI-88 and one Phase Ib clinical trial of PI-166.

     We expect to incur net costs of $1.27 million over the next two years on our current PI-88 clinical development program by which time all current trials are anticipated to have completed. In addition we expect to incur $203,000 on our current PI-166 Phase Ib trial.

     Drug discovery is partially funded by a A$3.39 million AusIndustry Commercial Ready grant. This grant is for three years commencing August 2005. Over this period the Company's contribution to this program is expected to also be A$3.39 million.

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

     Based upon current and expected levels of cash expenditures, we believe that our existing cash and investments resources, approximately $15.4 million at November 28, 2005, will be adequate to satisfy the requirements of our current and planned operations through March 2007. Thereafter, to the extent that we are unable to generate cash from our operating or commercialization activities, we will be required to seek additional funding through the public or private sale of debt or equity securities. We may require additional financing before such time and we cannot be certain that we will have access to the capital markets for the sale of our securities on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities which could have a material adverse effect on our business, financial condition and results of operations.

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

ITEM 5.F.  TABULAR  DISCLOSURE  OF  AGGREGATE  CONTRACTUAL  OBLIGATIONS

     As of June 30, 2005, we have known contractual obligations and commitments of $2,372,000. Of this amount $1,520,000 relates to research and development agreements (primarily relating to our Phase II clinical program for PI-88). The additional $852,000 relates to the following: our current operating lease commitments including the lease of our premises ($140,000), repayment of our insurance premium funding ($409,000) and other commitments ($303,000) most of which relates to payment obligations under various consulting and advisory agreements.

     The following table sets forth our aggregate contractual obligations for the three years following June 30, 2005 (in thousands):

     -------------------------------------------------------------------
                                              PAYMENTS DUE BY PERIOD
     -------------------------------------------------------------------
     CONTRACTUAL OBLIGATIONS                 TOTAL   < 1 YEAR  1-3 YEARS
     -------------------------------------------------------------------
     Operating leases                           140        81         59
     -------------------------------------------------------------------
     Sponsored research and clinical trial
     obligations and commitments              1,520     1,251        269
     -------------------------------------------------------------------
     Insurance premium funding                  409       409          -
     -------------------------------------------------------------------
     Other commitments                          303       303          -
     -------------------------------------------------------------------
     TOTAL                                    2,372     2,044        328
     -------------------------------------------------------------------

     We do not have any contractual obligations that extend beyond the next three years.

ITEM 6.  DIRECTORS,  SENIOR  MANAGMENT  AND  EMPLOYEES

ITEM 6.A.  DIRECTORS  AND  SENIOR  MANAGEMENT

     The following table sets forth certain information about our directors and executive officers:

     ---------------------------------------------------------------------------
     NAME                    AGE  POSITION
     ----                    ---  --------
     ---------------------------------------------------------------------------
     Stephen Chang            56  Executive Chairman
     ---------------------------------------------------------------------------
     Lewis J. Lee             47  Managing Director
     ---------------------------------------------------------------------------
     Prof. John R. Zalcberg   53  Non-Executive Director (1)
     ---------------------------------------------------------------------------
     Patrick O. Burns         68  Non-Executive Director (1), (2)
     ---------------------------------------------------------------------------
     Dr. Malvin L. Eutick     56  Non-Executive Director (1), (2)
     ---------------------------------------------------------------------------
     Dr. Stanley S.C. Chang   49  Non-Executive Director
     ---------------------------------------------------------------------------
     Dr. Anand Gautam         45  Vice President, Research and Development
     ---------------------------------------------------------------------------
     Sarah J. Meibusch        28  Director, Business Development
     ---------------------------------------------------------------------------
     Linton W. P. Burns       40  Company Secretary and Chief Financial Officer
     ---------------------------------------------------------------------------
     Gregory M. Orders        48  General  Manager Contract Manufacturing
     ---------------------------------------------------------------------------

-------------

(1)  Member of Audit Committee
(2)  Member of Remuneration Committee

-------------

     STEPHEN CHANG is a founding Director and has served as Chairman from 1989 to 1994 and again since 1999. From 2000 to 2001, Mr. Chang served as chairman of Medigen Biotechnology Corporation. Mr. Chang holds a B.Sc. in mechanical engineering from the National Taiwan College of Marine Science and Technology. There is no family relationship between Mr. Chang and Dr. Stanley Chang.

     LEWIS J. LEE has served as our Managing Director since February 2000. Prior to joining us, Mr. Lee held a number of senior management positions with F. Hoffmann-La Roche Limited, Switzerland, and its various international subsidiaries over a ten-year period, including the global business leader for PEGASYS(TM), a major Roche drug, global brand manager for Roferon-A. Mr. Lee is also a director of Xenome Ltd., a public, non-listed Australian biotechnology company. Mr. Lee holds a B.Sc. in engineering science and an M.B.A. from the University of Queensland, Australia.

     PROFESSOR JOHN R. ZALCBERG, M.D., PH.D. joined as a Non-Executive Director in May 1995. He is Professor/Director of the Division of Haematology and Medical Oncology at the Peter MacCallum Cancer Institute in Melbourne, Australia. Among his numerous professional positions, Prof. Zalcberg served as President of the Clinical Oncology Society of Australia; is the Chairman of the Australasian Gatrointestinal Trials Group; and a member of the National Colorectal Cancer Care Surgery Working Party.

     PATRICK O. BURNS was appointed a Non-Executive Director in March 1999. From 1997, Burns has also been a member of the Board of Directors of Synbiotics, which specialises in animal health care, and Annovis, Inc a speciality chemicals company and a Senior Advisor to AcrossFrontiers International, Inc. He is currently a non-executive director of ChemGenex Pharmaceuticals Ltd, an Australian listed biotechnology company; vice chairman of Euclid Systems

Corporation, a private eye care company; the chairman of Stable Eyes, Inc a biotechnology company in the eye care field and an advisor to a number of early stage technology companies. Mr. Burns holds an B.A. in Government from Dartmouth College and an L.L.B. from Harvard Law School. There is no family relationship between Mr. Burns and Mr. Linton W. P. Burns our Company Secretary and Chief Financial Officer.

     DR. MALVIN L. EUTICK, PH.D. was appointed a Non-Executive Director in March 1999. He is a director of both TUTA Healthcare and Pharmalab. He has had a long association with the biotechnology industry and was awarded the Medal of the Order of Australia for services to the industry in 1995. Dr. Eutick holds a B.Sc. and a Ph.D. in biochemistry from the University of Sydney, Australia.

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

     DR. ANAND GAUTAM PH.D. was appointed Vice President, Research and Development in September 2005. Prior to joining us Dr Gautam has held several positions with biotechnology companies including Pharmexa, Denmark as Senior Vice President of Research, and Chief Scientific Officer of Coridon Pty Ltd an Australian based biotechnology company. Dr. Gautam completed his Ph.D. at the University of London in 1990 followed by post-doctoral training at Stanford University, California, USA.

     SARAH J. MEIBUSCH joined us in 2003 as Business Development Manager following a similar role at Pyxis Genomics, Inc a private Chigaco, USA based biotechnology company. Ms. Meibusch was promoted to Director, Business Development in June 2005. She holds a Bachelor degree in Agricultural science from the University of Queensland and a Master of Professional Studies degree from Cornell University, USA.

     LINTON W. P. BURNS was appointed Chief Financial Officer and Company Secretary in August 2004. Prior to joining us, Mr. Burns spent 5 years as chief financial officer and company secretary for ASX listed biotechnology company BresaGen Limited. Preceding that role Mr. Burns was the New Zealand general manager for the information solutions company, Equifax Ltd. Prior to that he held senior financial positions with Equifax in Australia and the United Kingdom. Mr. Burns holds a Bachelor of Arts in Accountancy from the University of South Australia, Adelaide, Australia and is a member of the Australian Institute of Chartered Accountants.

     GREGORY M. ORDERS joined us in April 2001 as Quality Assurance Manager, and served as the Acting General Manager of Contract Services from October 2001 until August 2002, at which time he was appointed General Manager Contract Manufacturing. From 1995 to 2001, Mr. Orders held various positions in quality assurance and pharmaceutical manufacture for Sigma Pharmaceuticals Pty. Ltd, an Australian-based contract pharmaceutical manufacturer. From 1993 to 1995, he worked at the virology and bacteriology laboratories of Fernz Corporation, a New Zealand manufacturer of interferon tablets. Mr. Orders holds a B.Sc. and a Masters in molecular science from

LaTrobe University in Melbourne, Australia.

ALTERNATE  DIRECTOR

     EUGENE CHENG was appointed the alternate director for Dr. Stanley Chang in March 2003. He is currently the chief operating officer of Medigen Biotechnology Corporation. Prior to joining Medigen Mr. Cheng was a partner of E-telint Capital Partners, a Silicon Valley based venture capital firm. Mr. Cheng was the president of Advanced Semiconductor Engineering, Inc., a publicly held Taiwanese corporation and one of the largest global providers of semiconductor manufacturing services. Mr. Cheng has also occupied various management positions with Acer Inc., a publicly held Taiwanese corporation and one of the world's top branded PC vendors. Mr. Cheng holds a B.E. in chemical engineering from the Chung Yuan College of Science and Engineering, Chung Li, Taiwan, and an M.B.A. from the Management School of the National Sun Yat-sen University, Kaohsiung, Taiwan.

     Our executive officers are appointed by, and serve at the pleasure of, our board of directors. There are no family relationships among our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

ITEM 6.B.  COMPENSATION

     The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2005:

                                                                      Annual Compensation
                                                                      -------------------
                                                       Directors'   Superannuation   Benefits &   Stock
Name and Principal Position                   Salary      Fees       Contributions  Allowances   Options    TOTAL
---------------------------                   ------      ----       -------------  ----------   -------    -----
                                               (1)                        (2)                      (3)
                                               ---
Stephen Chang
  Chairman and Executive Director            177,964            -            16,017           -        -     193,981
Lewis J. Lee
  Executive Director and Managing Director   202,533            -            18,228      28,547        -     249,308
Prof. John R. Zalcberg
  Non-Executive Director                           -       33,438             3,010           -        -      36,448
Patrick O. Burns
  Non-Executive Director                           -       36,448                 -           -        -      36,448
Dr. Malvin L. Eutick
  Non-Executive Director                           -       33,438             3,010           -        -      36,448
Dr. Stanley S.C. Chang
  Non-Executive Director                           -       36,448                 -           -        -      36,448
Dr. Robert. H. Don (4)
  Vice President Research and Development     81,255            -             5,598           -        -      86,853
Dr. Darren M. Schliebs (5)
  Vice President Business Development        102,938            -             8,069           -   19,230     130,237
Milton S. McColl (6)
  Chief Financial Officer and Company
  Secretary                                    4,921            -               579       1,544        -       7,044


Linton W. P. Burns
  Chief Financial Officer and Company
  Secretary                                   88,779            -             7,990           -   25,115     121,884
Gregory M. Orders
  General Manager Contract Manufacturing      67,159            -             6,796      21,443        -      95,398
Dr. Brian Creese
  Head of Clinical Development                75,355            -             7,036           -        -      82,391
Sarah Meibusch (7)
  Director, Business Development               2,478            -               222           -        -       2,700
All directors and executive officers
    as a group (13 persons)                  803,382      139,772            76,555      51,534   44,345   1,115,588

---------------
(1) No part of the compensation shown was paid pursuant to a material bonus or profit-sharing plan.

(2) We are obligated to contribute to various superannuation plans to provide pension, retirement or similar benefits under the Australian Superannuation Guarantee Legislation. Contributions are at set percentages of salaries and wages. We have no responsibility for the administration or performance of the superannuation plans. We have not established any superannuation plans.

(3) During the 2005 fiscal year stock options were granted to certain executive officers under the terms of their contracts of employment. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the Company at an exercise of A$4.00. The options expire on February 28, 2006. The estimated value of these options is calculated at the date of grant using the Black-Scholes option pricing model.

(4)  Dr.  Don  resigned  in  March  2005.

(5)  Dr.  Schliebs  resigned  in  June  2005.

(6)  Mr.  McColl  resigned  in  August  2004.

(7) Ms. Meibusch was appointed Director, Business Development in June 2005. Prior to this she was the Manager of Business Development. Amounts shown above include S Meibusch's remuneration as the Director, Business Development and not that of the entire reporting period.


ITEM 6.C.  BOARD  PRACTICES

     We currently have six directors. Our constitution provides that at least one-third of our directors (except our managing director) must retire at each annual general meeting of shareholders. As a result, only a portion of our board of directors will be elected each year. Mr. Stephen Chang, Dr. Stanley Chang and Mr. P Burns were re-elected at our 2004 annual general meeting of shareholders. Prof. J. Zalcberg and Dr. M. Eutick were re-elected at our 2005 annual general meeting of shareholders.

     No termination benefits are provided to directors other than statutory superannuation.

     AUDIT COMMITTEE. Our audit committee currently consists of Dr. M. Eutick (Chair), Mr. P. Burns, and Prof. J. Zalcberg, all of whom are non-management members of our board of directors. The authority and responsibilities of our audit committee are set forth in its charter and includes:

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

     REMUNERATION COMMITTEE. Our remuneration committee currently consists of Dr. M. Eutick and Mr. P. Burns, who are non-management members of our board of directors. The function of our remuneration committee includes:

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

ITEM 6.D.  EMPLOYEES

     The number of persons, including executive directors, employed by the Company, as of June 30, 2005, 2004 and 2003, broken down by activity is shown below.

                                          AS OF JUNE 30,

                                         2003  2004  2005

Management and administration              10    10     9

Research and development                   15    17    17

Sales and marketing                         7     -     -

Production and operations                  14    13    15

TOTAL                                      46    40    41

     Our sales and marketing department was disbanded with the disposal of our Life Sciences division in November 2003.

     All our employees are based at our facility in Darra, Queensland, Australia. None of our employees are represented by a labor union, nor have we experienced work stoppages. We believe that our relations with our employees are good.

ITEM 6.E.  SHARE  OWNERSHIP

     The following table sets forth, for each director or senior executive of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company's outstanding share capital represented by such ownership interests as of December 13, 2005.

                                                          PERCENTAGE OF       NUMBER OF
                                       NUMBER OF ISSUED  ISSUED ORDINARY   ORDINARY SHARES
NAME                                   ORDINARY SHARES      SHARES (1)        ISSUABLE
----                                   ---------------      ----------       PURSUANT TO
                                                                              OPTIONS
                                                                              -------
Stephen Chang                                   736,424              1.8%           75,000
Lewis J. Lee                                    160,000                *            50,000
Prof. John R. Zalcberg                          115,849                *            75,000
Patrick O. Burns                                100,500                *            75,000
Dr. Malvin L. Eutick                            100,000                *            75,000
Dr. Stanley S.C. Chang                          100,000                *                 -
Dr. Robert H. Don (2)                                 -                -                 -
Dr. Darren M. Schliebs (3)                            -                -                 -
Dr. Brian Creese                                      -                -                 -
Sarah J. Meibusch (3)                                 -                -            10,000
Milton S. McColl (4)                                  -                -                 -
Linton W. P. Burns (4)                                -                -            66,000
Gregory M. Orders                                     -                -                 -
All directors and executive officers
  As a group (13 persons)                     1,312,773              3.2%          426,000

*       Represents  less  than  1%.

(1)       Based  on  40,556,793  issued ordinary shares as of December 13, 2005.

(2)       Dr.  Don  resigned  as  VP  R&D  in  March  2005.

(3)       Dr.  Schliebs  resigned  as  VP  Business Development in June 2005. S.
Meibusch  was  promoted  to  Director  of  Business  Development.

(4) Mr. McColl resigned as Company Secretary and Chief Financial Officer in August 2004 and was replaced by Mr. L. Burns.

-------------

OPTION PLANS

     The following director and employee option plans were in existence during the fiscal year ending June 30, 2005. The plans are overseen by the Remuneration Committee which determines the terms under which eligible individuals may participate.

     In accordance with Australian law, we will not grant any option if, after such issuance, the number of options issued to non-executive employees during the previous five years whether or not exercised and which have not yet terminated or expired would exceed 5% of the then total number of outstanding ordinary shares. In accordance with Australian Stock Exchange Listing Rules all grants of options to directors require the prior approval from our shareholders.

     In November 1999, our shareholders approved the executive directors' option plan. Only our directors who hold salaried employment are eligible to participate in the plan. Our board of directors may impose any conditions upon the vesting or exercise of any options granted under the plan. 400,000 options issued under this plan at a weighted average exercise price of $4.12 per share expired on February 8, 2005. There are no options issued under this plan that are currently outstanding.

     In October 2000, our board of directors approved an employee option plan. All our employees and our executive and non-executive directors are eligible to participate in the plan. As approved by our shareholders in November 2000, all grants of options under the plan to employees who are not directors may be made without shareholder approval. The plan also provides that the minimum exercise price must be A$4.00 ($3.05) per share for initial grants under the plan and, thereafter, must equal the greater of A$4.00 ($3.05) or 125% of the weighted average market price of our ordinary shares as quoted on the Australian Stock Exchange for the ten business days prior to the option grant. As of November 2, 2005, there were outstanding options under the 2000 employee option plan to purchase an aggregate of 502,820 ordinary shares at an exercise price of $2.22 per share of which options to purchase a total of 350,000 ordinary shares expire on December 22, 2005 and options to purchase a total of 152,820 ordinary shares expire on February 28, 2006.

     In October 2003, our shareholders approved the directors and employee incentive scheme and the allotment thereunder of options issuable for a total of 900,000 ordinary shares to our directors and options issuable for a total number of 900,000 ordinary shares to our employees. All our directors and all employees, whether full time or part time, are eligible to participate in the scheme. Options to purchase a total of 900,000 ordinary shares were subsequently issued to directors and options to purchase a total of 900,000 ordinary shares were issued to our employees. The scheme also provides that all options granted under the scheme have an exercise price of A$2.50 ($1.77) per share with an expiry date of on May 31, 2005. During the fiscal year ended June 30, 2005 1,528,211 options issued under this plan were exercised. During the fiscal year ended June 30, 2005 options to purchase of total of 32,000 ordinary shares were issued for nil consideration with an exercise price of $2.78. As of November 28, 2005 there were outstanding options to purchase an aggregate of 10,000 ordinary shares under this plan.

     In November 2004, our shareholders approved the directors and employee option incentive plan. All our directors and all employees, whether full time or part time, are eligible to participate in this plan. The minimum exercise price of options granted under this plan shall not be less than the average closing share price as recorded on the Australian Stock Exchange in the five business days preceding the grant of those options. The expiry date of options issued under this plan can not exceed 10 years from the date of grant. During the fiscal year ended June 30, 2005 options to purchase a total of 33,000 ordinary shares were issued under this plan. These options were issued free of charge and have an exercise price of $3.15. As of November 28, 2005 there were outstanding options to purchase an aggregate of 33,000 ordinary shares under this plan.

ITEM 7.  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

ITEMS  7.A.  MAJOR  SHAREHOLDERS

     The table below shows all holders who, to the Company's knowledge, own, directly or indirectly, 5% or more of the Company's ordinary shares, as of December 11, 2003, December 2, 2004 and December 13, 2005, each being the most recent practicable date before reporting for the last three fiscal years.

----------------------------------------------------------------------------------------
                                         2003              2004               2005
                                 -------------------------------------------------------
                                             % OF               % OF               % OF
                                   # OF     ISSUED    # OF     ISSUED    # OF     ISSUED
NAME                              SHARES    SHARES   SHARES    SHARES   SHARES    SHARES
----------------------------------------------------------------------------------------

Manifest Capital Management Pty      N/A                 N/A           2,655,286    6.55
Ltd
----------------------------------------------------------------------------------------

Medigen Biotechnology            3,250,089    9.60  1,961,350    5.50  1,911,350    4.71
Corporation
----------------------------------------------------------------------------------------


     As of December 13, 2005, a total of 3,350,526 ordinary shares (or 8.26% of the total number of our ordinary shares then outstanding) were held by seven holders with registered addresses in the United States. We believe we have approximately 1,017 beneficial shareholders in the United States.

     To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons severally or jointly, and we disclaim control by the companies, entities or individuals listed in the table above. We do not know of any arrangements in place that could result in a change in control of our company.

ITEM 7.B.  RELATED  PARTY  TRANSACTIONS

     Except as disclosed herein and elsewhere in this annual report, there were no material transactions to which we were a party and in which any of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) were involved since July 1, 2004.

     None of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) was indebted to us at any time since July 1, 2004.

ITEM 8.  FINANCIAL  INFORMATION

ITEM 8.A.  FINANCIAL  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION

     Our audited financial statements and related notes for our fiscal years ended June 30, 2003, 2004 and 2005 are contained on pages F-1 through F-24 of this annual report.

EXPORT SALES

     The following table indicates the percent of revenues derived from export.

                                 FOR THE YEARS ENDED JUNE 30,
                                   2003        2004        2005
Contract manufacture                 74.3%       18.2%       13.8%


     The percentage of contract manufacturing revenues derived from customers outside Australia fluctuates as these contracts are typically adhoc in nature. We entered into a significant contract with another Australian based biotechnology company in fiscal 2003. This contract was completed during fiscal 2005. In fiscal 2005 we earned $425,000 in revenue from this contract, or 39.5% of total revenue (2004: $786,000 in revenue, being 56.3% of total revenue). In fiscal 2005 we derived 78.3% of our total revenues from two Australian based companies. As a result of the above, our export revenues declined as we have limited manufacturing capacity.

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

PRICE RANGE OF ORDINARY SHARES

     AUSTRALIAN STOCK EXCHANGE (ASX)

     The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

                                                         TRADING
                                         HIGH    LOW      VOLUME
                                        ------  ------  ----------
     Yearly Data:
     ------------
         Fiscal year 2001 . . . . . . . A$2.83  $A1.02   9,081,542
         Fiscal year 2002 . . . . . . .   2.02    0.75   5,385,169
         Fiscal year 2003 . . . . . . .   1.25    0.50   3,310,777
         Fiscal year 2004 . . . . . . .   3.76    0.72  25,976,500
         Fiscal year 2005 . . . . . . .   6.22    2.04  23,242,125
     Quarterly Data:
     ---------------
         First Quarter 2003 . . . . . .   0.95    0.72     348,846
         Second Quarter 2003. . . . . .   1.18    0.48   2,317,800
         Third Quarter 2003 . . . . . .   2.27    0.72   4,937,400
         Fourth Quarter 2003. . . . . .   1.70    1.40   2,886,700
         First Quarter 2004 . . . . . .   3.45    1.49  10,320,200
         Second Quarter 2004. . . . . .   3.76    2.75   7,832,200
         Third Quarter 2004 . . . . . .   4.70    3.32   5,403,285
         Fourth Quarter 2004. . . . . .   6.22    4.35   6,891,832
         First Quarter 2005 . . . . . .   4.55    2.90   4,363,820
         Second Quarter 2005. . . . . .   3.66    2.04   6,583,188
         Third Quarter 2005 . . . . . .   3.14    2.35   3,476,989
     Monthly Data:
     -------------
         June 2005. . . . . . . . . . .   2.69    2.04   3,018,047
         July 2005. . . . . . . . . . .   2.95    2.63   1,293,822
         August 2005. . . . . . . . . .   3.14    2.35   1,483,237
         September 2005 . . . . . . . .   2.76    2.38     699,930
         October 2005 . . . . . . . . .   3.34    2.58   2,703,103
         November 2005. . . . . . . . .   3.17    2.65   1,752,069

     NASDAQ SMALLCAP MARKET

     The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the Nasdaq SmallCap Market during the periods indicated:

                                                        TRADING
                                         HIGH   LOW     VOLUME
                                         -----  -----  ----------
     Yearly Data:
     ------------
         Fiscal year 2001 . . . . . . .  $1.68  $0.56   3,112,300
         Fiscal year 2002 . . . . . . .   0.99   0.41     948,645
         Fiscal year 2003 . . . . . . .   0.88   0.30   2,478,639
         Fiscal year 2004 . . . . . . .   3.24   0.51  18,534,500
         Fiscal year 2005 . . . . . . .   4.71   1.60   4,411,100
     Quarterly Data:
     ---------------
         First Quarter 2003 . . . . . .   0.55   0.34      27,600
         Second Quarter 2003. . . . . .   0.88   0.30   2,176,930
         Third Quarter 2003 . . . . . .   1.25   0.51   2,887,600
         Fourth Quarter 2003. . . . . .   1.33   0.91   3,147,700
         First Quarter 2004 . . . . . .   3.11   1.12   7,084,100
         Second Quarter 2004. . . . . .   3.24   1.75   5,415,100
         Third Quarter 2004 . . . . . .   3.29   2.31   1,205,500
         Fourth Quarter 2004. . . . . .   4.71   3.15   1,822,000
         First Quarter 2005 . . . . . .   3.48   2.33     778,900
         Second Quarter 2005. . . . . .   2.70   1.60     604,700
         Third Quarter 2005 . . . . . .   2.35   1.71     454,400
     Monthly Data:
     -------------
         June 2005. . . . . . . . . . .   1.92   1.60     203,500
         July 2005. . . . . . . . . . .   2.21   1.88     225,500
         August 2005. . . . . . . . . .   2.35   1.77     158,300
         September 2005 . . . . . . . .   2.00   1.71      70,600
         October 2005 . . . . . . . . .   2.40   1.86     109,000
         November 2005. . . . . . . . .   2.50   1.95      79,300

     On December 13, 2005, the closing sales price in U.S. Dollars of the ordinary shares as reported on the ASX and the Nasdaq SmallCap Market was $2.19 and $2.15, respectively.

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

     COMPLIANCE WITH NASDAQ RULES

     NASDAQ corporate governance rules require that we disclose the exemptions that we have obtained, and rely on, from compliance with existing NASDAQ corporate governance rules. Under our Constitution and consistent with the Australian Corporations Act, the quorum required for an ordinary meeting of shareholders consists of at least three shareholders, represented in person or by proxy. Under the NASDAQ Marketplace Rules, a NASDAQ listed-company must provide for a quorum that in no case shall be less than 33 1/3% of the outstanding shares of the company's common voting stock. Pursuant to a letter from NASDAQ in 1997, NASDAQ granted us an exemption from such NASDAQ rule. Our quorum requirement is in accordance with Australian law and generally accepted business practices in Australia. We also obtained from NASDAQ an exemption from NASDAQ Marketplace Rule 4350(i) concerning shareholder approval of certain share plans, although we have not to date relied on such exemption.

     In a letter to NASDAQ dated June 2005 from our home country (Australia) legal counsel we advised that pursuant to NASDAQ Marketpace Rule 4350(a)(1), Progen will follow certain governance practices of its home country in lieu of the comparable NASDAQ requirement under NASDAQ Marketplace Rule 4350(c)(1) which provides that a majority of the Board of directors must be comprised of independent directors. Progen does not currently comply with this requirement. We have six members on the Board, three of whom are considered independent. The Principles of Good Corporate Governance and Best Practice Recommendations (BPRs) released by the Australian Stock Exchange (ASX) recommend that a majority of the board should be independent. However, current practice in Australia recognises that the BPRs are guidelines only. If a company considers that a recommendation is not appropriate to its particular circumstances, it has the flexibility not to adopt it.

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

ITEM 10.E.  TAXATION

     The following is a summary of the current tax laws of the U.S. (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and Australia as they relate to us and our shareholders, including United States and other non-Australian shareholders. The summary is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Australian taxtion other than federal income taxation, inheritance taxation, stamp duty and goods and services tax.

     Prospective purchasers of ordinary shares are advised to consult their own tax advisors with respect to the specific tax consequences to them of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

     AUSTRALIAN  TAX  CONSEQUENCES

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

     We have not paid any cash dividends since our inception and we do not anticipate the payment of cash dividends in the foreseeable future. Additionally, we expect to incur additional operating losses until products arising from our research and development programs are successfully commercialized. See "Item 8.A. Financial Statements and Other Financial Information-Dividend Policy."

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

     STAMP  DUTY

     Any transfer of shares through trading on the ASX and NASDAQ, whether by Australian residents or foreign residents, are not be subject to stamp duty.

     AUSTRALIAN  DEATH  DUTY

     Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person's shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

     GOODS  AND  SERVICES  TAX

     The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

     U.S. FEDERAL INCOME TAXATION

     As used below, a "U.S. Holder" is a beneficial owner of an ordinary share that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the U.S. is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a U.S. person. For purposes of this discussion, a "non-U.S. Holder" is a beneficial owner of an ordinary share that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the U.S. or a political subdivision thereof or (iii) an estate or trust that is not a U.S. Holder.

     TAXATION OF DIVIDENDS

     U.S. Holders. In general, subject to the passive foreign investment company rules discussed below, a distribution on an ordinary share will constitute a dividend for U.S. federal income tax purposes to the extent made from the Company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the Company's current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. Holder's tax basis in the ordinary share on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain. For purposes of this discussion, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes. The gross amount of any dividend on an ordinary share (which will include the amount of any Australian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income. The amount of a dividend paid in Australian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day the U.S. Holder receives the dividend. Any gain or loss realized on a conversion or other disposition of Australian dollars generally will be treated as U.S. source ordinary income or loss. Any Australian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source "passive income" or, in the case of certain holders, "financial services income." You should consult your tax adviser with respect to the determination of the foreign tax credit limitation, as the relevant rules are complex and are scheduled to change in future years. A foreign tax credit may not be allowed for withholding tax imposed in respect of certain short-term or hedged positions in an ordinary share. Alternatively, any Australian withholding tax may be taken as a deduction against taxable income. A dividend will not be eligible for the corporate dividends received deduction.

     Subject to certain exceptions for short-term and hedged positions, a dividend an individual receives on an ordinary share before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a "qualified dividend." A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) the Company is eligible for the benefits of a comprehensive income tax treaty with the U.S. that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ordinary shares are listed on the NASDAQ SmallCap Market. It is not clear whether that listing will qualify them as readily tradable on an established securities market in the United States. However, the Treaty satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, the Company believes that it should be a resident of Australia entitled to the benefits of the Treaty. However, because the facts relating to the Company's entitlement to the benefits of the Treaty can change over time, there can be no assurance that it will be entitled to the benefits of the Treaty for any taxable year. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC, FPHC or FIC for U.S. federal income tax purposes for its June 30, 2005 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC, FPHC or FIC for its June 30, 2006 taxable year. Effective for taxable years of foreign corporations beginning after December 31, 2004, the rules relating to FPHCs and FICs are repealed. However, as described in the section below entitled "Passive Foreign Investment Company Rules," if the Company was a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The Internal Revenue Service takes the position that that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years. Even if the Company has not been a PFIC in any prior year and is not currently a PFIC, because the composition of the Company's income and assets will vary over time, there can be no assurance that it will not be considered a PFIC for any taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries though whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. Holders shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     Non-U.S. Holders. A dividend paid to a non-U.S. Holder of an ordinary share will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. Holder within the U.S.(and is attributable to a permanent establishment or fixed base the non-U.S. Holder maintains in the U.S. if an applicable income tax treaty so requires as a condition for the non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ordinary share). A non-U.S. Holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. Holder. A corporate non-U.S. Holder may also be subject under certain circumstances to an additional "branch profits tax," the rate of which may be reduced pursuant to an applicable income tax treaty.

     TAXATION OF CAPITAL GAINS

     U.S. Holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ordinary share, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted basis in the ordinary share and the amount realized on the sale or other disposition, each determined in U.S. dollars. Any gain a U.S. Holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss generally will be a U.S. source loss. If an Australian tax is paid on a sale or other disposition of an ordinary share, the generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. Holder from obtaining a foreign tax credit for the Australian tax. In general, any adjusted net capital gain of an individual in a taxable year ending before January 1, 2009 is subject to a maximum tax rate of 15%. In later years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.

     Non-U.S. Holders. A non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of an ordinary share unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. Holder within the U.S.(and is attributable to a permanent establishment or fixed base the non-U.S. Holder maintains in the U.S. if an applicable income tax treaty so requires as a condition for the non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ordinary share), or (ii) in the case of a non-U.S. Holder who is an individual, the holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. Holder may also be subject under certain circumstances to an additional "branch profits tax," the rate of which may be reduced pursuant to an applicable income tax treaty.

     PASSIVE FOREIGN INVESTMENT COMPANY RULES

     A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company's audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its June 30, 2005 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its June 30, 2006 taxable year.

     In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change. Subject to exceptions pursuant to certain elections that generally require the payment of tax, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a U.S. person, it remains stock in a PFIC in the hands of that shareholder.

     If the Company treated as a PFIC, contrary to the tax consequences described in "U.S. federal Income Tax Considerations-Taxation of Dividends" and "-U.S. federal Income Tax Considerations-Taxation of Capital Gains" above, a U.S. Holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ordinary share and (ii) any "excess distribution" by the Company to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the ordinary share exceed 125% of the average annual taxable distributions the U.S. Holder received on the ordinary share during the preceding three taxable years or, if shorter, the U.S. Holder's holding period for the ordinary share). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the ordinary share, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years. A U.S. Holder who owns an ordinary share during any year the Company is a PFIC must file Internal Revenue Service Form 8621.

     The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely election to treat the Company as a "qualified electing fund" ("QEF") in the first taxable year in which the U.S. Holder owns an ordinary share and the Company is a PFIC and if the Company complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the Company's ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively. Neither that ordinary income nor any actual dividend from the Company would qualify for the 15% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year. The Company has not yet determined whether, if it is a PFIC, it would make the computations necessary to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any year the Company is a PFIC. Although a QEF election generally cannot be revoked, if a U.S. Holder made a timely QEF election for the first taxable year it owned an ordinary share and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

     In lieu of a QEF election, a U.S. Holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. Holder's adjusted basis in the stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years. A U.S. Holder's adjusted basis in the ordinary share will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. In general, the ordinary share will be marketable stock if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. However, there is no certainty that the shares will be considered "marketable stock" for these purposes.

     INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividends paid on, and proceeds from the sale or other disposition of, ordinary shares to a U.S. Holder generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the U.S. Holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided certain required information is furnished to the Internal Revenue Service.

     A non-U.S. Holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

     THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ORDINARY SHARES. HOLDERS AND POTENTIAL HOLDERS SHOULD CONSULT THEIR TAX ADVISER(S) CONCERNING THE TAX CONSEQUENCES RELEVANT TO THEM IN THEIR PARTICULAR SITUATION.

ITEM 11.  QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

     The primary objective of our investment activities is to preserve principal and, at the same time, maximize income without significantly increasing risk. At June 30, 2005, our cash and cash equivalents consisted primarily of highly liquid investments with maturities of one month or less. We believe that these investments do not constitute any material market risk exposure.

     In fiscal 2005 the majority of our operating expenses were denominated in Australian dollars. From time to time, in order to reduce our exposure to foreign currency exchange rate risks, we buy and hold foreign currencies to cover our operating expenses denominated in those currencies. We also, from time to time, attempt to hedge our currency exchange risk. At June 30, 2005, we were not a party to any foreign currency hedging or other derivative financial instruments.

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

                                     PART II

ITEM 13.  DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELIQUENCIES

     None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.



ITEM 15.  CONTROLS  AND  PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

     An evaluation as of June 30, 2005 was carried out under the supervision and with the participation of the Company's management, including its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported as and when required and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company's most recent fiscal year. No changes in the Company's internal controls over financial reporting occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Not applicable.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

     Not applicable.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     In connection with the audits of our fiscal years ended June 30, 2005 and 2004, Ernst & Young, the Company's independent auditors, informed our audit committee that they consider the following matters represent material weaknesses in the operation of our internal control over financial reporting:

     -    The  financial  statement  close process and knowledge of US GAAP; and

     -    Adequate  segregation  of  duties

     In order to address the weakness in our knowledge of US GAAP, and consistent with the program implemented last year, our senior finance staff have attended, and will continue to attend, targeted US GAAP and SEC reporting courses and subscribe to additional information publications and updates of SEC and US GAAP releases and rule changes and of information about the requirements of the Public Company Accounting Oversight Board. We will also consider mitigating this weakness by conferring and/or hiring outside accounting advisers with respect to the technical requirements applicable to our financial statements.

     Our management and audit committee continually assess the level of segregation of duties existing within the financial reporting function and are committed to segregating duties where practically possible. Since the end of fiscal 2005 we have improved the segregation of duties, however, given the number of staff employed in our finance department it is sometimes not practicable to segregate all duties.

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

ITEM 16B.  CODE  OF  ETHICS

     We have adopted a code of ethics that applies to our executive directors and chief financial officer. A copy of this Code of Ethics is available on the Company's website at www.progen.com.au.
                     -----------------

     No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended June 30, 2005.


ITEM 16C.  PRINCIPAL  ACCOUNTANT  FEES  AND  SERVICES

     The aggregate fees and expenses for professional services rendered by our principal accountant, Ernst & Young, for the audit of our annual financial statements for the years ended June 30, 2004 and 2005 and for other listed services rendered in those years are set forth in the following table:

          ---------------------------------------------------
                                               2004      2005
          ---------------------------------------------------
          Audit Fees                        $86,375  $129,040
          ---------------------------------------------------
          Audit-Related Fees (1)                  -         -
          ---------------------------------------------------
          Tax Fees (2)                            -         -
          ---------------------------------------------------
          All Other Fees (3)                  9,459         -
          ---------------------------------------------------
          TOTAL FEES                        $95,834  $129,040
          ---------------------------------------------------

(1) There were no assurance and related services rendered by our principal accountant related to the performance of the audit or review of our financial statements which have not been disclosed under audit fees above.

(2) There were no professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(3) This category comprises services provided by our principal accountant other than audit fees, audit-related fees and tax fees set forth above. In fiscal 2004 the costs in this category included training provided by our principal accountant in relation to new accounting standards and pronouncements.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

     All audit and non-audit services performed by our independent auditors must be specifically pre-approved by our audit committee. Consistent with this policy, for the year ended June 30, 2005, all audit and non-audit services initiated by Ernst & Young were pre-approved by our audit committee.


ITEM 16D.  EXEMPTIONS  FROM  THE  LISTING  STANDARDS  FOR  AUDIT  COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

                                    PART III

ITEM 17.  FINANCIAL  STATEMENTS

     Not Applicable.


ITEM 18.  FINANCIAL  STATEMENTS

     FINANCIAL STATEMENTS - INDEX TO FINANCIAL STATEMENTS

     Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . . . . . . F-1
     Balance Sheets as of June 30, 2004 and 2005 . . . . . . . . . . . . . . . . . . F-2
     Statements of Operations for the years ended June 30, 2003, 2004 and 2005 . . . F-3
     Statements of Changes in Stockholders' Equity for the years ended June 30, 2003, 2004 and 2005. . . . . . . . . . . . . . . . . . . . . F-4
     Statements of Cash Flow for the years ended June 30, 2003, 2004 and 2005. . . . F-6
     Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . F-8 through
                                                                                     F- 24


ITEM 19.  EXHIBITS

     Exhibit Number   Description
     --------------   -----------
     4(b)(iv)         2004 addendum to Lease 2806 Ipswich Road Darra *
     4(c)(1)          Employment agreement dated May 21, 2003 between Progen Industries
                      Limited and Darren Schliebs *
     4(c)(2)          Employment agreement dated August 5, 2004 between Progen Industries
                      Limited and Linton Burns *
     4(c)(3)          Progen Industries Limited Directors and Employee Option Incentive Plan
                      Rules for the directors and employees incentive scheme approved by a resolution of shareholders at the annual general meeting of the Company held on November 30, 2004 *
     12.1             Certification of Lewis J. Lee under Rule 13a-14(a) (1)
     12.2             Certification of Linton W. P. Burns under Rule 13a-14(a) (1)
     13               Certification of Lewis J. Lee and Linton W. P. Burns under Section 1350 of Chapter 63 of Title 18 of the United States Code (1)

     * Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 20, 2004.
     (1)  Filed  herewith

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

                                       PROGEN INDUSTRIES LIMITED

                                       By:  /s/ Lewis J. Lee
                                          -----------------------------
                                          Lewis J. Lee
                                          Managing Director


Dated:  December 21, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PROGEN INDUSTRIES LIMITED

We have audited the accompanying balance sheets of Progen Industries Limited as of June 30, 2005 and 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progen Industries Limited at June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.




Ernst & Young
Brisbane, Queensland, Australia
December 6, 2005


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


BALANCE SHEETS                                                 (U.S. DOLLARS)
===============================================================================

                                                             JUNE 30,
                                                       2004           2005
ASSETS:
CURRENT ASSETS:
  Cash and cash equivalents                        $  9,885,656   $ 17,851,895
  Accounts receivable                                   315,922        184,912
  Prepaid expenses                                      111,442         29,459
                                                   -------------  -------------

TOTAL CURRENT ASSETS                                 10,313,020     18,066,266
                                                   -------------  -------------

NON-CURRENT RECEIVABLES                                  10,355          9,906
PROPERTY AND EQUIPMENT - NET                            884,765        692,083
                                                   -------------  -------------

TOTAL ASSETS                                       $ 11,208,140   $ 18,768,255
                                                   =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:
  Accounts payable                                 $    896,953   $    885,352
  Accrued employee benefits                             164,046        190,305
  Deferred revenue                                      144,334              -
                                                   -------------  -------------

TOTAL CURRENT LIABILITIES                             1,205,333      1,075,657
                                                   -------------  -------------

NON-CURRENT ACCRUED EMPLOYEE BENEFITS                    68,252         88,177
ASSET RETIREMENT OBLIGATION                                   -         81,797
                                                   -------------  -------------

TOTAL LIABILITIES                                     1,273,585      1,245,631
                                                   -------------  -------------

COMMITMENTS AND CONTINGENCIES                                 -              -

STOCKHOLDERS' EQUITY:
Capital stock, ordinary shares, no par value;
34,521,065 and 40,556,793 issued and outstanding
in 2004 and 2005 respectively                        48,869,981     59,907,735

Accumulated deficit                                 (38,960,115)   (43,508,429)

Accumulated other comprehensive income/(loss)            24,689      1,123,318
                                                   -------------  -------------

TOTAL STOCKHOLDERS' EQUITY                            9,934,555     17,522,624
                                                   -------------  -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $ 11,208,140   $ 18,768,255
                                                   =============  =============

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS OF OPERATIONS                                                     (U.S. DOLLARS)
===============================================================================================
                                                                     YEARS ENDED
                                                                      JUNE 30,
                                                           2003          2004          2005
REVENUE FROM SALE OF SERVICES                          $ 1,051,695   $ 1,394,589   $ 1,076,308

COST OF SERVICES                                           424,065       373,266       253,276

COST OF OPERATIONS:

  Research and development                               2,371,704     3,061,120     2,757,081
  Depreciation                                             449,596       463,456       428,891
  Rentals on operating leases                               56,126        78,583        91,329
  Selling, general and administrative costs              2,022,547     2,616,728     2,953,886
  Other costs of operations                                119,010        79,344       397,416
                                                       ------------  ------------  ------------

  TOTAL COST OF OPERATIONS                               5,018,983     6,299,231     6,628,603
                                                       ------------  ------------  ------------

LOSS FROM OPERATIONS                                    (4,391,353)   (5,277,908)   (5,805,571)
                                                       ------------  ------------  ------------

OTHER INCOME (EXPENSES):

  Interest income                                          288,289       474,589       617,822
  Interest expense                                          (7,377)      (12,437)      (12,923)
  Grant income                                             434,829       596,522       577,756
  Other income                                              28,143        20,113        74,602
  Realised loss on sale of investments                    (205,893)            -             -
                                                       ------------  ------------  ------------

TOTAL OTHER INCOME                                         537,991     1,078,787     1,257,257
                                                       ------------  ------------  ------------

NET LOSS FROM CONTINUING OPERATIONS                     (3,853,362)   (4,199,121)   (4,548,314)

DISCONTINUED OPERATIONS

  Income from operations of Life Sciences division
  (including profit on disposal of $486,402 in 2004)       288,213       654,666             -

NET LOSS                                               $(3,565,149)  $(3,544,455)  $(4,548,314)
                                                       ============  ============  ============

NET LOSS PER ORDINARY SHARE (BASIC AND DILUTED)

  Continuing operations                                $     (0.16)  $     (0.13)  $     (0.13)
  Discontinued operations                              $      0.01   $      0.02             -
                                                       ------------  ------------  ------------

NET LOSS PER ORDINARY SHARE (BASIC AND DILUTED)        $     (0.15)  $     (0.11)  $     (0.13)
                                                       ============  ============  ============

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING USED IN
THE CALCULATION OF NET LOSS PER SHARE                   24,391,869    32,675,867    35,709,343
                                                       ============  ============  ============

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                 (U.S. DOLLARS)
==========================================================================================================

                                                                               ACCUMULATED
                                                                                  OTHER
                                    NUMBER OF                                 COMPREHENSIVE
                                     ORDINARY                  ACCUMULATED       INCOME
                                      SHARES       AMOUNT        DEFICIT         (LOSS)          TOTAL
                                    ----------  ------------  -------------  ---------------  ------------
BALANCE - JUNE 30, 2002             24,391,869  $41,800,156   $(31,850,511)  $   (1,426,496)  $ 8,523,149

Other comprehensive income:
Translation adjustment                       -            -              -        1,077,128     1,077,128
Reclassification of investment
losses included in net income                -            -              -          116,959       116,959
Net loss                                     -            -     (3,565,149)               -    (3,565,149)
                                                                                              ------------
Comprehensive loss                           -            -              -                -    (2,371,062)
                                                                                              ------------
Issuance of ordinary shares          5,707,354    2,436,663              -                -     2,436,663
Share issue costs                            -      (83,808)             -                -       (83,808)
                                    ----------  ------------  -------------  ---------------  ------------

BALANCE - JUNE 30, 2003             30,099,223  $44,153,011   $(35,415,660)  $     (232,409)  $ 8,504,942

Other comprehensive income:
Translation adjustment                       -            -              -          257,098       257,098
Net loss                                     -            -     (3,544,455)               -    (3,544,455)
                                                                                              ------------
Comprehensive loss                           -            -              -                -    (3,287,357)
                                                                                              ------------
Issuance of ordinary shares          3,800,000    3,797,682              -                -     3,797,682
Share issue costs                            -     (190,467)             -                -      (190,467)
Options issued under the Directors
and Employees Incentive Scheme
(2003) and exercised by directors
and employees                          199,756      356,489              -                -       356,489
Options issued under the 2003
Prospectus and exercised by
shareholders                           422,086      753,266              -                -       753,266

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)                               (U.S. DOLLARS)
====================================================================================================================

                                                                                         ACCUMULATED
                                                                                            OTHER
                                              NUMBER OF                                 COMPREHENSIVE
                                               ORDINARY                  ACCUMULATED       INCOME
                                                SHARES       AMOUNT        DEFICIT         (LOSS)          TOTAL
                                              ----------  ------------  -------------  ---------------  ------------
BALANCE - JUNE 30, 2004                       34,521,065  $48,869,981   $(38,960,115)  $        24,689  $ 9,934,555

Other comprehensive income:
Translation adjustment                                 -            -              -         1,098,629    1,098,629
Net loss                                               -            -     (4,548,314)                -   (4,548,314)
                                                                                                        ------------
Comprehensive loss                                     -            -              -                 -   (3,449,685)
                                                                                                        ------------
Issuance of ordinary shares                    1,219,015    2,296,380              -                 -    2,296,380
Share issue costs                                      -     (349,259)             -                 -     (349,259)
Options issued under the Directors
and Employees Incentive Scheme
(2003) and exercised by directors
and employees                                  1,528,211    2,878,844              -                 -    2,878,844
Options issued under the 2003
Prospectus and exercised by
shareholders                                   2,588,502    4,876,220              -                 -    4,876,220
Options issued to an advisor and exercised       700,000    1,318,660              -                 -    1,318,660
Fair value of options issued to a consultant           -       16,909              -                 -       16,909
                                              ----------  ------------  -------------  ---------------  ------------

BALANCE - JUNE 30, 2005                       40,556,793  $59,907,735   $(43,508,429)  $     1,123,318  $17,522,624
                                              ==========  ============  =============  ===============  ============

The functional currency for the Company's operations is Australian dollars.  The translation from Australian dollars into  U.S.  dollars  is performed for balance sheet accounts using current exchange rates in effect at balance sheet date  and  for  revenue and expense accounts using the average exchange rate during the period.  The gains or losses resulting  from  such  translation  are  included  in  stockholders'  equity.


See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS OF CASH FLOWS                                                   (U.S. DOLLARS)
=============================================================================================

                                                                   YEARS ENDED
                                                                     JUNE 30,
                                                         2003          2004          2005
OPERATING ACTIVITIES:

Receipts from customers                              $ 3,520,272   $ 3,369,628   $ 2,031,457
Payments to suppliers and employees                   (6,658,976)   (7,611,601)   (6,637,662)
Proceeds from trading investments                      1,222,363             -             -
Interest received                                        288,289       474,589       617,822
Interest paid                                             (7,377)      (12,437)      (12,923)
Other operating cash receipts                              8,047         2,115             -
                                                     ------------  ------------  ------------

NET CASH - OPERATING ACTIVITIES                       (1,627,382)   (3,777,706)   (4,001,306)
                                                     ------------  ------------  ------------

INVESTING ACTIVITIES:
Proceeds from sale of property, plant and equipment       15,724        17,998         6,029
Proceeds from sale of discontinued operation                   -       838,622             -
Purchase of property, plant and equipment                (98,552)     (135,577)     (163,357)
                                                     ------------  ------------  ------------

NET CASH - INVESTING ACTIVITIES                          (82,828)      721,043      (157,328)
                                                     ------------  ------------  ------------

FINANCING ACTIVITIES:
Proceeds from share issues                             2,436,663     3,797,682     2,296,380
Share issue costs                                        (83,808)     (190,467)     (349,259)
Proceeds from exercise of options                              -     1,109,755     9,073,724
Repayment of capital lease liabilities                    (8,431)            -             -
                                                     ------------  ------------  ------------

NET CASH - FINANCING ACTIVITIES                        2,344,424     4,716,970    11,020,845
                                                     ------------  ------------  ------------

EFFECT OF EXCHANGE RATE ON CASH                          937,251       223,507     1,104,028
                                                     ------------  ------------  ------------

NET INCREASE IN CASH AND CASH
EQUIVALENTS                                            1,571,465     1,883,814     7,966,239

CASH AND CASH EQUIVALENTS BEGINNING OF
YEAR                                                   6,430,377     8,001,842     9,885,656
                                                     ------------  ------------  ------------

CASH AND CASH EQUIVALENTS END OF YEAR                $ 8,001,842   $ 9,885,656   $17,851,895
                                                     ============  ============  ============

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


STATEMENTS OF CASH FLOWS                                                              (U.S. DOLLARS)
-------------------------------------------------------------------------------------------------------

                                                                             YEARS ENDED
                                                                               JUNE 30,
                                                                   2003          2004          2005
RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASH
USED IN OPERATING ACTIVITIES:

  Operating loss after income tax                              $(3,565,149)  $(3,544,455)  $(4,548,314)
  Proceeds from sale of discontinued operation                           -      (838,622)            -

  Non-cash items:
  Depreciation                                                     457,047       463,720       428,891
  Loss on sale of investments                                      205,893             -             -
  (Gain) / loss on sale of property, plant and equipment            (7,372)       (2,115)        9,852
  Other non cash items                                                   -             -        11,335

  Net change in operating assets and liabilities:

  (Increase)/decrease in assets:
    Accounts receivable                                            (96,048)      149,077       162,000
    Investments                                                  1,222,363             -             -
    Prepaid expenses                                                37,466       (50,119)       92,475
    Inventory                                                     (220,157)      568,467             -

  Increase/(decrease) in liabilities:
    Accounts payable                                               299,988      (559,621)     (261,152)
    Accrued payroll                                                 38,587        35,962        21,810
    Asset retirement obligation                                          -             -        81,797
                                                               ------------  ------------  ------------

  NET CASH USED IN OPERATING ACTIVITIES                        $(1,627,382)  $(3,777,706)  $(4,001,306)
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

Progen is a biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics for the treatment of cancer and other serious diseases. The Company's lead product candidate, PI-88, is one of a new class of multi-functional, multi-targeted cancer therapeutics inhibiting both angiogenesis, or tumor promoting factors such as Vascular Endothelial Growth Factor, Fibroblast Growth Factor 1, Fibroblast Growth Factor 2, and also heparanase, an enzyme implicated in metastasis (tumor spread). PI-88 is currently in Phase II clinical development with four Phase II clinical trials ongoing in the U.S., Australia and Taiwan under an active Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA.

Progen's second oncology product candidate, PI-166, is undergoing a Phase I clinical trial in patients with inoperable primary liver cancer (hepatocellular carcinoma or HCC). PI-166 is a novel combination of an active small organic chemical molecule and a delivery vehicle that directs the active drug constituent at the tumor site. PI-166 is being developed for potential application in the treatment of advanced hepatocellular carcinoma (primary liver cancer).

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

The Company maintains and operates an approximate 11,200 square foot fully-integrated pharmaceutical raw material manufacturing facility in leased premises at Darra, a suburb of Brisbane, Australia, and its principal offices are also located on the premises. The facility has the capability to develop and manufacture therapeutic products for worldwide markets and consists of 15 modular laboratories.

BASIS  OF  PRESENTATION
These financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and are presented in U.S. dollars.

CASH  AND  CASH  EQUIVALENTS
Cash equivalents are comprised of certain highly liquid investments that are both: (i) readily convertible to known amounts of cash, and (ii) so near maturity (within 3 months) that they present insignificant risk of changes in value because of changes in interest rates.

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

STOCK-BASED  COMPENSATION
The Company has elected to account for its stock option plans in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees and related interpretations ("APB 25") and adopt the disclosure-only provisions of SFAS No. 123: Accounting for Stock-Based Compensation ("SFAS 123"). Under APB 25, the Company recognizes compensation expense for stock option grants on the date of the grant to the extent that the current market price of the underlying stock exceeds the exercise price of the option at the measurement date. Unearned compensation expense is charged against operations ratably over the vesting period of the options. For disclosure purposes under SFAS 123, stock options are valued at the measurement date using the Black-Scholes option valuation model and compensation costs are recognized ratably over the vesting period.

Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force consensus No 98-18, "Accounting for
                                                                  --------------
Equity  Instruments that are issued to Other than Employees for Acquiring, or in
--------------------------------------------------------------------------------
Connection with  Selling  Goods or Services", and valued using the Black-Scholes
----------------------------------------------
option  valuation  model.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


1.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

STOCK-BASED  COMPENSATION  (CONTINUED)
Compensation cost for stock options granted to non-employees is measured at the fair value of stock options as calculated using the Black-Scholes option valuation model and are expensed over the period in which the options vest.

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation for the years ended June 30, 2003, 2004 and 2005:

                                            2003          2004          2005
Net Loss, as reported                   $(3,565,149)  $(3,544,455)  $(4,548,314)

Add: Total stock-based employee
compensation expense determined under
fair value based method for all awards      (11,439)     (424,027)      (53,086)

Pro forma net loss                      $(3,576,588)  $(3,968,482)  $(4,601,400)
                                        ============  ============  ============

Net loss per share
  Basic - as reported                   $     (0.15)  $     (0.11)  $     (0.13)
  Basic - pro forma                     $     (0.15)  $     (0.12)  $     (0.13)

  Diluted - as reported                 $     (0.15)  $     (0.11)  $     (0.13)
  Diluted - pro forma                   $     (0.15)  $     (0.12)  $     (0.13)

NET  LOSS  PER  SHARE
Basic and diluted net loss per share has been calculated by dividing net loss by the weighted average ordinary shares outstanding during the periods.

Stock options have not been included in the computation of net loss per share in the periods presented as their effect is anti-dilutive. For additional disclosures regarding stock options see Note 11.

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


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


1.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

INCOME TAXES
Income taxes have been provided using the liability method of accounting in accordance with Statement of Financial Accounting Standards No 109 (SFAS 109) "Accounting for Income Taxes".
 ---------------------------

FINANCIAL  INSTRUMENTS
The fair values of financial instruments, including cash and cash equivalents, accounts receivable, investments, and accounts payable, approximate their carrying value due to their short term nature. Refer to Note 14 for further details.

INVESTMENTS
Management determines the appropriate classification of its investments in equity securities at the time of purchase and re-evaluates such determination at each balance sheet date. Equity securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Securities available for sale are carried at fair value, with any unrealized holding gains and losses, net of tax, reported in a separate component of comprehensive income/(loss) until realized.

Investments in which the Company has the ability to exercise significant influence are accounted for in accordance with APB No 18. "The Equity Method of
                                                            --------------------
Accounting  for  Investments  in  Common  Stock".  Under  the  equity method, an
-----------------------------------------------
investment in common stock is generally shown in the balance sheet of an investor as a single amount. Likewise, an investor's share of earnings or losses from its investment is ordinarily shown in its income statement as a single amount. The Company has no obligation to fund liabilities of investee companies beyond its investment and therefore its investments in associates will not be reduced below zero.

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

IMPAIRMENT
Pursuant to guidance established in Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" the
            ---------------------------------------------------------------
Company evaluates if long lived assets are impaired whenever indicators of impairment are present. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Management also re-evaluates the periods of amortisation to determine whether subsequent events and circumstances warrant revised estimates of useful lives. The Company did not deem any of its long-lived assets to be impaired, and for the years ended June 30, 2005, 2004 and 2003 no impaired adjustment was recorded.

ASSET  RETIREMENT  OBLIGATIONS
In January 2003, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 143 (SFAS 143), "Accounting for Asset Retirement
                                                --------------------------------
Obligations". SFAS 143 requires legal obligations associated with the retirement
-----------
of long-lived assets to be recognized at their fair value at the time the obligations are incurred. Upon initial recognition of a liability, the costs are capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. Changes in asset retirement estimates are capitalized as part of the long-lived asset and expensed prospectively over the useful life of the asset. The discount rate used when estimating the fair value of the asset retirement obligation is a credit-adjusted risk-free interest rate with the same expected maturity as the removal obligation.

During 2004, the Company recorded an asset retirement obligations in relation to remedial actions, which will involve the dismantling of plant and equipment at the time the Company vacates the leased manufacturing facility and principle offices located in Darra, Australia. Under the terms of the lease agreement the Company has an obligation to refurbish the sites at the expiration of the lease contract in March 2007. Accretion expense of $7,353 related to 2005 is recorded in Other costs of operations within the Statement of Operations.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


1.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

COMPARATIVES
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

RECENT ACCOUNTING PRONOUNCEMENTS
In December 2004, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 123 (revised 2004), (SFAS 123R), "Share-Based Payment". SFAS 123R is a revision of SFAS No. 123R, Accounting for Stock Based Compensation, and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards. The effective date of SFAS 123R is the first reporting after June 15, 2005, with early adoption permitted. SFAS 123R requires companies to adopt its requirements using a "modified prospective" method or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. The "modified retrospective" method also permits entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123.

The Company currently utilizes a standard option pricing model (ie. Black-Scholes) to measure the fair value of stock options granted to employees for proforma purposes. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a "lattice" model. The Company has not yet determined which model it will use to measure the fair value of employee stock options upon the adoption of SFAS 123R.

SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. The Company has not yet determined what effect, if any, this change will have on future periods.

The Company will adopt SFAS 123R effective July 1, 2005 however, it has not yet determined which of the aforementioned adoption methods it will use.

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

3.   ACCOUNTS  AND  NOTES  RECEIVABLE

Accounts  and  notes  receivable  consists  of  the  following:

                                               JUNE 30,
                                         ------------------
                                             2004      2005
Amounts receivable from trade customers  $237,267  $ 11,335
Underwriters, promoters & employees        19,266         -
Interest receivable                        43,329    75,119
Amounts receivable from related parties         -    11,797
Other                                      16,060    86,661
                                         ------------------
                                         $315,922  $184,912
                                         ==================

Amounts receivable from related parties have the same terms and conditions as amounts receivable from trade customers, which are non-interest bearing and generally on 30 day terms.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


4.   INVESTMENTS  ACCOUNTED  FOR  USING  THE  EQUITY  METHOD

Effective May 31, 2000, Progen entered into an agreement with Medigen Biotechnology Corporation ('MBC'), a company incorporated in Taiwan, in relation to the co-development and commercialisation of PI-88 (the 'Alliance Agreement'). Under the Alliance Agreement, MBC will fund and conduct, at no cost to Progen, several Phase II clinical trials in respect of PI-88. These trials are in addition to the trials to be undertaken by Progen. In return MBC is entitled to receive 15% of Progen's future PI-88 revenues generated from cancer and cardiovascular diseases. In addition, MBC has the right to negotiate the funding and conduct of several Phase III clinical trials. In accordance with the Alliance Agreement Progen is to supply PI-88 to MBC free of charge for the designated trials and provide technical know-how to assist MBC with the conduct of the trials and to establish a compliant pharmaceutical manufacturing facility in Taiwan if so requested. If provided, Progen will be paid for these services.

In connection with the Alliance Agreement under a separate Share Subscription Agreement on November 6, 2000, the Company issued 2.75 million fully paid ordinary shares to MBC at an issue price of $2.09 per share. In addition, under the Alliance Agreement Progen was issued 19.9% of MBC's issued common equity at no cost and with certain anti-dilution rights. As at June 30, 2005 and June 30, 2004 Progen holds 15,176,525 common shares in MBC. Due to recurring losses subsequent to our initial investment in MBC, the carrying value of this investment as of June 30, 2005 and 2004 is nil (see note 9).

On April 28, 2005 Progen and MBC agreed to amend the terms of the Alliance Agreement in that Progen agreed to waive the requirement for MBC to conduct one of the Phase II trials outlined in the Alliance Agreement. In return MBC agreed to fund 50%, up to A$1 million, of the recently initiated Phase II melanoma clinical trial (PI-88 in combination with dacarbazine).

                                                                               JUNE 30,
                                                                             2004   2005
CARRYING AMOUNT OF INVESTMENT IN ASSOCIATE
Balance at the beginning of the financial year                               $   -  $   -
Issue of shares in associate                                                     -      -
Share of associate's net profits for the financial year                          -      -
                                                                             -----  -----
Carrying amount of investment in associate at the end of the financial year  $   -  $   -
                                                                             =====  =====

5.   PROPERTY  AND  EQUIPMENT

Property  and  equipment  consists  of  the  following:

                                                        JUNE 30,
                                             --------------------------
                                                    2004          2005
  Machinery and equipment                    $ 3,084,811   $ 3,454,666
  Furniture and fixtures                         295,830       342,318
  Leasehold improvements                         373,882       534,304
                                             ------------  ------------
                                               3,754,523     4,331,288
  Accumulated depreciation and amortization   (2,869,758)   (3,639,205)
                                             ------------  ------------
  PROPERTY AND EQUIPMENT, NET                $   884,765   $   692,083
                                             ============  ============

Depreciation expense related to property and equipment amounted to $449,596, $463,456, and $428,891 for the years ended June 30, 2003, 2004, and 2005 respectively.

6.   DISCONTINUED  OPERATIONS

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

The sale was completed on November 28, 2003.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

FINANCIAL  PERFORMANCE  INFORMATION  OF  THE LIFE SCIENCE DIVISION FOR THE YEARS
ENDED:

                                                      JUNE 30,
                                         --------------------------------
                                                2003         2004    2005
Proceeds for sale of business            $         -   $  838,622   $   -
                                         ================================

Revenue from ordinary activities           1,742,257    1,096,897       -
Expenses from ordinary activities         (1,454,044)    (928,636)      -
Profit on disposal of business activity            -      486,405       -
                                         --------------------------------
Profit before income tax                     288,213      654,666       -
Income tax                                         -            -       -
                                         --------------------------------
INCOME FROM DISCONTINUED OPERATIONS      $   288,213   $  654,666   $   -
                                         ================================

7.   INCOME  TAXES

At June 30, 2005 the Company had net operating tax loss carry-forwards of approximately $54,463,000 (2004: $44,504,000) which are indefinite as to use unless it is unable to comply with the recognition criteria for carrying forward tax losses under Australian taxation laws. As a result of these tax loss carry-forwards, the Company has deferred tax assets of approximately $16,339,000 at June 30, 2005 (2004: $13,351,000, 2003: $11,917,000). Because of the
Company's lack of earnings history, realization of these deferred tax assets is not more likely than not, therefore the deferred tax assets have been fully offset by a valuation allowance of $16,340,000, $13,351,000, and $11,917,000 at
June  30,  2005,  2004  and  2003,  respectively.

The change in the valuation allowance and the corresponding change in the deferred tax asset amounted to $2,989,000, $1,434,000, and $2,970,000 for the years ended June 30, 2005, 2004 and 2003 respectively.

The  tax  loss  carry-forward  can  be  reconciled  as  follows:

                                               2004         2005
Opening tax loss carry-forward          $39,724,000  $44,504,000
Current year tax loss                     3,331,000    5,408,000
Effect of foreign currency translation    1,449,000    4,551,000
                                        -----------  -----------
Gross tax loss                          $44,504,000  $54,463,000
                                        ===========  ===========

Reconciliation  of  net  loss  to  the  tax  loss:

                                               2003          2004          2005
Tax at  30% Australian tax rate         $ 1,069,545   $ 1,063,336   $ 1,364,494
Permanent differences:
  Non deductible items                            -       (64,036)      (31,189)
  Additional deductions                     263,655             -       237,064
Effect of foreign exchange translation    1,636,800       434,700     1,418,631
                                        ------------  ------------  ------------
Net tax loss                              2,970,000     1,434,000     2,989,000
Change in valuation allowance            (2,970,000)   (1,434,000)   (2,989,000)
                                        ------------  ------------  ------------
Tax expense                             $         -   $         -   $         -
                                        ============  ============  ============

The Company's deferred income tax balance and the difference between income tax computed at the Australian statutory rate and income tax expense is primarily the result of tax losses carryforward.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


8.   ACCOUNTS  PAYABLE

Accounts  payable  consists  of  the  following:

                                            JUNE 30,
                                     -------------------
                                          2004      2005
Trade accounts payable               $ 746,233  $672,450
Accrued employee benefits and taxes    150,720   212,902
                                     -------------------
                                     $ 896,953  $885,352
                                     ===================

9.   RELATED  PARTY  DISCLOSURES

Stanley Chang, a director of Progen, was the Chairman and CEO of Medigen Biotechnology Company (MBC) during the years ended June 30, 2003, 2004 and 2005.

During the 2005 financial year Progen transacted with MBC under the terms of the Alliance Agreement (refer note 4). Progen received payment from MBC of $32,857 in relation to its 50% contribution to the costs of PI-88 Phase II trial in combination with dacarbazine.

During the 2003, 2004 and 2005 financial years Progen purchased goods totalling $4,056, $4,457 and $nil respectively from companies associated with Dr Malvin Eutick a director of Progen Industries Limited.
During the 2004 financial year Medigen Biotechnology Corporation exercised 406,261 options received through the one for eight shareholder bonus option issue. Total proceeds received from Medigen Biotechnology Corporation amounted to A$1,015,652.

10.  COMMITMENTS  AND  CONTINGENCIES

(a)  EXPENDITURE  COMMITMENTS

Sponsored  Research  Agreement
In 2002 the Company signed a Sponsored Research Agreement with the Australian National University. The terms of this agreement state that the Company is to fund research in quarterly amounts of $44,414 until 30 September 2005. During the financial year both parties agreed to an extension of the previous agreement up to 17 February 2006 without additional payments during the extension period.

Insurance  Premium
In July 2005 the Company signed an agreement to fund the Company's insurance premium for the year ended June 30, 2006. The terms of this agreement state that the amount funded is to be repaid in nine equal instalments of $45,465 including finance charges (2004: nine equal instalments of $39,445).

Consultant Agreements
During the 2005 financial year Progen entered into various Consultant agreements with a committed value of $287,208 for the next financial year.

Purchases
At the end of the financial year 2005 Progen ordered goods and services with a total value of $15,532 which had not been delivered by June 30, 2005.

The total remaining commitment payable in respect of the above agreements at June 30, 2005 and 2004 are as follows:


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


                                                                  JUNE 30,
                                                              2004      2005
    Payable not later than one year:
    Sponsored Research Agreement                            $159,459  $ 44,414
    Consultant Agreements                                          -   287,208
    Insurance Premium                                        354,814   409,185
    Purchases                                                      -    15,532
                                                            ------------------
    Total not later than one year                            514,273   756,339

    Payable later than one and not longer than five years:   344,460         -
                                                            ------------------
    Total expenditure commitments                           $858,733  $756,339
                                                            ==================

(b)  LEASE  EXPENDITURE  COMMITMENTS

OPERATING  LEASES

The operating lease commitments include the rental of office premises. The lease agreement expired in March 2004 at which time the Company exercised its option to renew the lease for a further three years to March 2007.

During the fiscal years ended June 30, 2003, 2004 and 2005, rent expense was $56,126, $78,583 and $91,329 respectively.

Under the terms of this lease agreement the rental payments are subject to annual review based on the movement in the consumer price index. The total minimum annual rentals under non-cancellable operating leases subsequent to June 30, 2005 are as follows:

               YEAR ENDING
               JUNE 30,
               2006                                       $ 81,354
               2007                                       $ 58,674
                                                          --------
               Total                                      $140,028
                                                          ========

(c)  CLINICAL  TRIALS

At June 30, 2005 the Company had anticipated expenditure commitments of $1,475,232 (2004: $1,121,047) in relation to the clinical trials currently being undertaken for PI-88 and PI-166. These commitments are forecast to become due and payable as follows: $1,206,246 not later than one year, and $268,986 later than one year and not later than five years, however that may vary depending upon the rate of patient recruitment.

These  costs  are  included  in  research  and  development expense as incurred.

(d)  OTHER

Effective May 31, 2000, Progen entered into an agreement with MBC, a related party (see Note 9), in relation to the co-development and commercialisation of PI-88 (the "Alliance Agreement"). Under the terms of the Alliance Agreement, Progen indemnifies MBC fully and effectively against any losses, costs, actions, claims, demands, expenses, judgements, court orders or other liabilities arising directly or indirectly out of or in connection with any claim made or threatened against MBC by a third party arising from or concerning PI-88 that prevents or interferes with MBC's conduct of their Phase II and further clinical trials.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


11.  STOCK  OPTION  PLANS

All options are granted in stock trading on the Australian Stock Exchange ('ASX'), have an Australian exercise price and are exercisable only in Australian dollars.

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

There were no options granted under this plan during the year ended June 30, 2005.

During 2002, 22,000 options were granted to employees under this plan with an exercise price of $2.14, the options vest on the first anniversary of date of grant and expire on the fifth anniversary of the date of grant.

As at June 30, 2005 there were 502,820 options outstanding that were issued under this plan.

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

During 2000, 400,000 options were granted under the executive directors' option plan. These options are exercisable as follows:

                                                              Exercise Price
100,000 options exercisable no earlier than February 8, 2001       2.84
200,000 options exercisable no earlier than February 8, 2002       3.97
100,000 options exercisable no earlier than February 8, 2003       5.67

The 400,000 options above expired unexercised on February 8, 2005.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

DIRECTORS AND EMPLOYEES INCENTIVE SCHEME

In October 2003, the Company's shareholders approved the directors and employees incentive scheme ("2003 Plan") under which a total of 1,800,000 options were granted, having an exercise price of $1.77 and under the terms of this plan all options vest immediately at grant date and expired on May 31, 2005.

During 2005 a further 32,000 options were granted to employees under the terms of this plan. These options were issued for nil consideration, they vest immediately and have an exercise price of $2.78. The expiry date for these options is February 28, 2006.

As at June 30, 2005 there were 32,000 options outstanding that were issued under this plan.

DIRECTORS AND EMPLOYEES OPTION INCENTIVE SCHEME

In 2004 the Company's shareholders approved the directors and employees option incentive scheme ("2004 Plan"). During 2005, 33,000 options were granted under the terms of this plan. These options were issued for nil consideration, they vest immediately and have an exercise price of $3.15. The expiry date for these options is February 28, 2006.

As at June 30, 2005 there were 33,000 options outstanding that were issued under this plan.

The following table summarises the movements in options outstanding to directors and employees as of June 30, 2005, 2004 and 2003:

                                     NUMBER OF       WEIGHTED       NUMBER OF      WEIGHTED
                                      OPTIONS         AVERAGE        OPTIONS        AVERAGE
                                    OUTSTANDING   EXERCISE PRICE   EXERCISABLE  EXERCISE PRICE
Options outstanding, June 30, 2002    1,240,770   $          2.98    1,118,770  $          2.49
- granted                                     -                 -
- forfeited                                   -                 -
- expired                               (72,550)  $          2.28
- exercised                                   -                 -
                                    ------------
Options outstanding, June 30, 2003    1,168,220   $          3.03    1,168,220  $          3.03
- granted                             1,800,000   $          1.77
- forfeited                                   -                 -
- expired                              (239,400)  $          3.10
- exercised                            (199,756)  $          1.77
                                    ------------
Options outstanding, June 30, 2004    2,529,064   $          2.23    2,529,064  $          2.23
- granted                                65,000   $          2.97
- forfeited                             (26,000)  $          2.10
- expired                              (472,033)  $          3.75
- exercised                          (1,528,211)  $          1.77
                                    ------------
Options outstanding, June 30, 2005      567,820   $          2.27      567,820  $          2.27

There were a total of 65,000 options granted and issued during 2005. The weighted average equivalent market price per share at grant date for options granted during 2005 was $3.22 (2004: $1.08, 2003: Nil).


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

The following table summarises information about director and employee options outstanding at June 30, 2005:

     EXERCISE PRICE   OPTIONS              OUTSTANDING                  EXERCISABLE

                               WEIGHTED AVERAGE     WEIGHTED      NUMBER OF     WEIGHTED
                                  REMAINING          AVERAGE       OPTIONS       AVERAGE
                               CONTRACTUAL LIFE  EXERCISE PRICE              EXERCISE PRICE
               2.22  350,000         0.5 years  $          2.22    350,000  $          2.22
               2.36  217,820         0.7 years  $          2.36    217,820  $          2.36
                     --------                                     --------
              Total  567,820                                       567,820
                     ========                                     ========

BONUS OPTIONS

In December 2003 shareholders were issued one bonus option for every eight shares registered on the record date of November 28, 2003. These options were issued under a Prospectus dated November 19, 2003. Each bonus option has an exercise price of $1.81 and entitles the holder to subscribe for one share for each option until May 31, 2005.

During  fiscal  2005,  2,588,502  shareholder  options  were  exercised.

OPTIONS ISSUED TO NON-EMPLOYEES

Compensation cost for stock options granted to non-employees is measured at the fair value of stock options as calculated using the Black-Scholes option pricing model and is expensed over the period in which the options vest.

In November 2003 the Company's corporate advisors to the November 2003 private placement of 3.8 million shares were granted stock options to purchase up to 700,000 shares of Progen's common stock at an exercise price of $1.77 per option. These options vested on grant date and were exercised during fiscal year 2005.

The fair value of these options was estimated to be $163,555 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 70.9%; risk free interest rate of 5.39%; and an expected life of 1.6 years. Accordingly, a non-cash amount of $163,555 has been recorded against contributed equity.

As at June 30, 2005 there were nil options outstanding that were issued under this plan.

CONSULTANTS AND ADVISORS OPTION INCENTIVE PLAN

In February 2005 the directors' of Progen Industries Limited approved the Progen Consultants and Advisors Option Incentive Plan. During 2005 22,500 options were issued under the terms of this plan. These options were issued for nil consideration, are fully vested at June 23, 2005 and have an exercise price of $3.27. The expiry date for these options is December 23, 2006.

At June 30, 2005, the Company has reserved shares of common stock for future issuance as follows:

     Employee option plan pre October 2003             502,820
     Directors and employees incentive plan             32,000
     Directors and employees incentive plan 2004        33,000
     Non-employee options                               22,500

                                                       -------
     Total                                             590,320
                                                       =======


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

OTHER  INFORMATION

The Company has adopted the disclosure only alternative of SFAS 123 for employee options granted which requires that proforma results be presented as if stock based compensation were recorded at the fair value of options granted. This compensation, determined using the Black-Scholes option valuation model, is expensed over the vesting periods of each option grant. The pro forma compensation expense was calculated to be $53,086 for the year ended June 30, 2005 (2004: $424,027, 2003: $11,439).

The fair value of all options granted to employees, directors and consultants in 2004 and 2005 were computed at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (note there were no options granted in 2003 therefore no information is presented for that year):

                                                   2004    2005
     Risk Free Interest Rate                       5.39%   5.29%
     Expected Dividend Yield                       0.00%   0.00%
     Expected Lives (years)                         1.6   1.035
     Expected Volatility                           70.9%   51.9%

The Black-Scholes option valuation model was developed for use in estimating the fair value of non-traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options.

Using the Black-Scholes option valuation model, the weighted-average fair value of options granted was $0.80 in 2005 and $0.24 in 2004.

12.  SEGMENT  DISCLOSURES

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

The  Company  views  certain  other revenues and expenses, particularly selling, general and administration costs, as not belonging to any one reportable segment. As a result, the Company has aggregated these items into an "Other" non-segment line, as permitted by Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information."
           --------------------------------------------------------------------

The Company also views certain other assets, particularly cash and cash equivalents, and investments as not belonging to any one reportable segment. As a result, the Company has aggregated these items into an "Other" non-segment line, as permitted by Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information."
 ----------------------------------------------------------------------------

The accounting policies of the Company's reportable segments are the same as those described in Note 1 "Summary of Significant Accounting Policies". The Company evaluates the performance of its segments based on each segment's income
(loss)  from  continuing  operations.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

YEAR ENDED JUNE 30, 2005

                                              RESEARCH &      CONTRACT        TOTAL
                                              DEVELOPMENT    MANUFACTURE
Sales to external customers                  $          -   $  1,076,308   $ 1,076,308
Grant income                                      577,756              -       577,756
Clinical trial fee                                 44,654              -        44,654
Depreciation                                      168,380        242,687       411,067

Net income/(loss)                              (2,667,249)      (183,638)   (2,850,887)
Interest income                                         -              -       617,822
Interest expense                                        -              -       (12,923)
Other non-segment other income                                                  29,948
Other non-segment expenses                                                  (2,264,910)
                                                                           ------------
Consolidated net income/ (loss) before tax
from continuing operations                                                 $(4,480,950)
                                                                           ============

Total assets for reportable segments              140,490        537,935       678,425
Other assets                                                                18,089,830
Consolidated assets                                                        $18,768,255
                                                                           ============

Purchase of long lived assets
for reportable segments                            26,567        129,403       155,970
Other purchases                                                                  7,387
Total purchases                                                            $   163,357
                                             ==========================================

YEAR ENDED JUNE 30, 2004

                                              RESEARCH &      CONTRACT       TOTAL
                                              DEVELOPMENT   MANUFACTURE
Sales to external customers                  $          -   $  1,394,589  $ 1,394,589
Grant income                                      596,522              -      596,522
Depreciation                                      187,313        250,636      437,949

Net income/(loss)                              (2,968,223)       438,483   (2,529,740)
Interest income                                         -              -      474,589
Interest expense                                        -              -      (12,437)
Other non-segment other income                                                 20,113
Other non-segment expenses                                                 (2,151,646)
                                                                          ------------
Consolidated net income/ (loss) before tax
from continuing operations
                                                                          $(4,199,121)
                                                                          ============

Total assets for reportable segments              316,157        828,360    1,144,517
Other assets                                                               10,063,623
Consolidated assets                                                       $11,208,140
                                                                          ============

Purchase of long lived assets
for reportable segments                            32,837         94,228      127,065
Other purchases                                                                 8,512
Total purchases                                                           $   135,577
                                             =========================================


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED

YEAR ENDED JUNE 30, 2003

                                              RESEARCH &      CONTRACT        TOTAL
                                              DEVELOPMENT    MANUFACTURE
Sales to external customers                  $          -   $  1,051,695   $ 1,051,695
Grant income                                      434,829              -       434,829
Depreciation and amortization                     184,165        265,431       449,596

Net income/(loss)                              (3,226,808)      (184,532)   (3,411,340)
Interest income                                         -              -       288,289
Interest expense                                        -              -        (7,377)
Other non-segment other income                                                 462,972
Other non-segment expenses                                                  (1,185,906)
                                                                           ------------
Consolidated net income/ (loss) before tax
from continuing operations
                                                                           $(3,853,362)
                                                                           ============

Total assets for reportable segments              430,280        862,560     1,292,840
Other assets                                                                 8,937,177
Consolidated assets                                                        $10,230,017
                                                                           ============

Purchase of long lived assets
for reportable segments                            15,343         35,356        50,699
Other purchases                                                                 47,853
Total purchases                                                            $    98,552
                                             ==========================================

There were no inter-segment sales.

In 2003, 2004 and 2005, the Company operated in one geographical segment with all of its assets and operations located in Australia.

The percentage of revenues derived from customers outside of Australia represented 13.8% in 2005, 18.2% in 2004 and 74.3% in 2003.

Revenues from one Australian customer of the Company's Contract Manufacturing segment represents approximately $425,000 of the Company's sales to external customers in 2005, $786,000 in 2004 and $180,000 in 2003.

RECONCILIATION  TO  REPORTED  RESULTS

DEPRECIATION AND AMORTISATION         2003      2004      2005
Total reportable segments           $449,596  $437,949  $411,067
Unallocated corporate depreciation         -  $ 25,507  $ 17,824
                                    ----------------------------
Total reported depreciation         $449,596  $463,456  $428,891
                                    ============================


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


13.  ACCUMULATED  OTHER  COMPREHENSIVE  INCOME  (LOSS)

The  components  of  other  comprehensive  income  are  as  follows:

                                                      UNREALISED
                                       CURRENCY     GAINS (LOSSES)
                                      TRANSLATION    ON AVAILABLE       TOTAL
                                      ADJUSTMENTS      FOR SALE
                                                      SECURITIES

Balance at June 30, 2002             $ (1,309,537)  $     (116,959)  $(1,426,496)

Reclassification of investment loss             -          116,959       116,959
Currency translation adjustment         1,077,128                -     1,077,128
                                     -------------  ---------------  ------------
Balance at June 30, 2003             $   (232,409)               -   $  (232,409)

Currency translation adjustment           257,098                -       257,098
                                     -------------  ---------------  ------------
Balance at June 30, 2004             $     24,689                -   $    24,689

Currency translation adjustment         1,098,629                -     1,098,629
                                     -------------  ---------------  ------------

Balance at June 30, 2005             $  1,123,318                -   $ 1,123,318
                                     =============  ===============  ============


14.  FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

                                                    JUNE 30,

                              2005           2005           2004          2004
                            CARRYING    ESTIMATED FAIR    CARRYING   ESTIMATED FAIR
                             AMOUNT          VALUE         AMOUNT         VALUE
ASSETS
Cash and cash equivalents  $17,851,895  $    17,851,895  $9,885,656  $     9,885,656
Accounts receivable            184,912          184,912     315,922          315,992

LIABILITIES
Accounts payable               885,352          885,352     896,953          896,953

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


15.  EMPLOYEE  BENEFIT  PLAN

As required by Australian superannuation legislation, the Company contributes a defined contribution of 9% (2004: 9%; 2003: 9%) of all Australian employee's salary to an approved superannuation fund for their retirement benefit. The Company contributed, on behalf of employees, $210,672 to superannuation funds for the year ended June 30, 2005 (2004: $153,138; 2003: $147,914).


16.  FOREIGN  CURRENCY  TRANSLATION

The functional currency for the Company's operations is Australian dollars. As June 30, 2005 A$1 equated to $0.7620. As at December 13, 2005 A$1 equated to $0.7539.


--------------------------------------------------------------------------------

PROGEN INDUSTRIES LIMITED


17.  SUBSEQUENT  EVENTS

On July 19, 2005 the Company received an offer from AusIndustry of a Commercial Ready grant to assist with the funding of the Company's drug discovery program. The offer is for the funding of 50% of eligible project expenditure up to A$3,393,608 over the next three years. The Company subsequently accepted this offer.

On August 9, 2005 the Company announced the expansion of its PI-88 Phase II clinical trial program into prostate cancer. PI-88 will be combined with the chemotherapy agent Taxotere(R) (docetaxel) from the global pharmaceutical company Sanofi-Aventis, to assess the efficacy and safety of PI-88 in 82 patients with androgen-independent prostate cancer (patients whose condition continues to worsen despite having received hormone therapy). Progen is conducting the trial with the support of Sanofi-Aventis which is providing a financial grant to the clinical investigators as well as the supply of Taxotere(R). Progen will be monitoring trial progress and providing safety reporting under the IND (Investigational New Drug) guidelines of the United States FDA (Food & Drug Administration).


--------------------------------------------------------------------------------
                                     F - 24