Form 20-F
period 2006-06-30
PROGEN INDUSTRIES LTD
filed 2006-12-22
CIK 943502

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 20-F

     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For  the  fiscal  year  ended  June  30,  2006
                                         ---------------

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

              16 Benson Street, Toowong, Queensland 4066, Australia
              -----------------------------------------------------
                    (Address of Principal Executive Offices)

                                 +61 7 3842 3333
                                 ---------------
         (Registrant's telephone number including country and area code)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

       Title of each Class          Name of each Exchange on which Registered
       -------------------          -----------------------------------------
              None                                    None

 Securities registered or to be registered pursuant to Section 12(g) of the Act,
                                 Ordinary Shares
                                 ---------------
                                (Title of Class)

  Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act.
                                      None
                                      ----
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  40,589,793  (as  of  June  30,  2006)
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
Yes   X        No
     ---          ---

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or an non-accelerated filer. See the definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [ ]  Accelerated filer [X]  Non-accelerated filer [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item  17       Item  18   X
          ---            ---

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes        No   X
     ---       ---

                                TABLE OF CONTENTS
                                -----------------

                                                                            Page
                                                                            ----

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS . . . . .     6

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE . . . . . . . . . . . .     6

ITEM 3.    KEY INFORMATION . . . . . . . . . . . . . . . . . . . . . . . .     7

  ITEM 3.A     SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . .     7
  ITEM 3.D.    RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . .     8

ITEM 4.    INFORMATION ON THE COMPANY. . . . . . . . . . . . . . . . . . .    21

  ITEM 4.A.    HISTORY AND DEVELOPMENT OF THE COMPANY. . . . . . . . . . .    21
  ITEM 4.B.    BUSINESS OVERVIEW . . . . . . . . . . . . . . . . . . . . .    21
  ITEM 4.D.    PROPERTY, PLANTS AND EQUIPMENT. . . . . . . . . . . . . . .    40

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS. . . . . . . . . .    41

  ITEM 5.A.    OPERATING RESULTS . . . . . . . . . . . . . . . . . . . . .    43
  ITEM 5.B.    LIQUIDITY AND CAPITAL RESOURCES . . . . . . . . . . . . . .    48
  ITEM 5.E.    OFF-BALANCE SHEET ARRANGEMENTS. . . . . . . . . . . . . . .    50
  ITEM 5.F.    TABULAR DISCLOSURE OF AGGREGATE CONTRACTUAL
                 OBLIGATIONS . . . . . . . . . . . . . . . . . . . . . . .    51

ITEM 6.    DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES . . . . . . . . . . .    52

  ITEM 6.A.    DIRECTORS AND SENIOR MANAGEMENT . . . . . . . . . . . . . .    52
  ITEM 6.B.    COMPENSATION. . . . . . . . . . . . . . . . . . . . . . . .    54
  ITEM 6.C.    BOARD PRACTICES . . . . . . . . . . . . . . . . . . . . . .    55
  ITEM 6.D.    EMPLOYEES . . . . . . . . . . . . . . . . . . . . . . . . .    57
  ITEM 6.E.    SHARE OWNERSHIP . . . . . . . . . . . . . . . . . . . . . .    57

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS . . . . . . .    59

  ITEMS 7.A.   MAJOR SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . .    59
  ITEM 7.B.    RELATED PARTY TRANSACTIONS. . . . . . . . . . . . . . . . .    60

ITEM 8.    FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . .    61

  ITEM 8.A.    FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION. . . .    61
  ITEM 8.B.    SIGNIFICANT CHANGES . . . . . . . . . . . . . . . . . . . .    61

ITEM 9.    THE OFFER AND LISTING . . . . . . . . . . . . . . . . . . . . .    62

  ITEM 9.C.    MARKETS . . . . . . . . . . . . . . . . . . . . . . . . . .    62

ITEM 10.   ADDITIONAL INFORMATION. . . . . . . . . . . . . . . . . . . . .    64

  ITEM 10.B.   MEMORANDUM AND ARTICLES OF ASSOCIATION. . . . . . . . . . .    64
  ITEM 10.C.   MATERIAL CONTRACTS. . . . . . . . . . . . . . . . . . . . .    65
  ITEMS 10.D.  EXCHANGE CONTROLS . . . . . . . . . . . . . . . . . . . . .    65
  ITEM 10.E.   TAXATION. . . . . . . . . . . . . . . . . . . . . . . . . .    65

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. . .    72

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES. . . . .    73

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES. . . . . . . . .    74

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
             HOLDERS AND USE OF PROCEEDS . . . . . . . . . . . . . . . . .    74


ITEM 15.   CONTROLS AND PROCEDURES . . . . . . . . . . . . . . . . . . . .    74

ITEM 16.   [RESERVED]. . . . . . . . . . . . . . . . . . . . . . . . . . .    75

  ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT. . . . . . . . . . . . . .    75
  ITEM 16B.    CODE OF ETHICS. . . . . . . . . . . . . . . . . . . . . . .    75
  ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES. . . . . . . . . . .    76
  ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.    76
  ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                 PURCHASERS. . . . . . . . . . . . . . . . . . . . . . . .    76

ITEM 17.   FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . .    76

ITEM 18.   FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . .    77

ITEM 19.   EXHIBITS. . . . . . . . . . . . . . . . . . . . . . . . . . . .    77

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

     Certain statements contained in this report may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, certain statements included herein under "Item 3. Key Information" and "Item 5. Operating and Financial
Review and Prospects," including without limitation, those concerning the Company's strategy and competitive strengths, the Company's expectations and plans, the Company's collaborative revenues, research and development and general and administrative expenses, contain certain forward-looking statements concerning the Company's operations, performance and financial condition. Such statements may generally, but not always, be identified by their use of words such as "anticipates," "expects," or "believes." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove in hindsight to be correct. Many important factors could cause actual results to differ materially from such expectations including, among others, those set forth in "Item 3. Key Information-Risk Factors" and "Item 4. Information on the Company-Australian Government Regulation and U.S. Government Regulation" (collectively, the "Risk Factors"). All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified by the Risk Factors. Other relevant risks may be detailed from time to time in the Company's press releases and filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this report.

                                     PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.     KEY INFORMATION

ITEM 3.A    SELECTED FINANCIAL DATA

     The following selected financial data for the five years ended June 30, 2006 should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" below and our financial statements and related notes contained elsewhere in this annual report. Our financial statements and related notes have been prepared in accordance with U.S. GAAP.

The balance sheet information as at June 30, 2005 and 2006 and the statement of operations data for fiscal 2004, 2005 and 2006 are derived from our audited financial statements included in this annual report. Balance sheet information as of June 30, 2002, 2003 and 2004 and statement of operations information for fiscal 2002 and 2003 are derived from our audited financial statements which are not included in this annual report.

                                                       For the Years Ended June 30,
                                   ----------------------------------------------------------------------
                                       2002           2003           2004          2005          2006
---------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Revenue From Operations            $    704,044   $  1,051,695   $ 1,394,589   $ 1,076,308   $   676,975
Cost of Operations:
    Research and development          2,088,001      2,371,704     3,061,120     2,712,427     3,151,595
    Selling, general and
    administrative costs              1,311,836      2,022,547     2,616,728     2,953,886     2,879,906
Total Cost of Operations              4,104,544      5,018,983     6,299,231     6,583,949     7,293,174
                                   -------------  -------------  ------------  ------------  ------------
Gross Loss                           (3,601,294)    (4,391,353)   (5,277,908)   (5,760,917)   (6,650,279)
Total Other Income (Expenses)           417,658        537,991     1,078,787     1,212,603     1,423,097
                                   -------------  -------------  ------------  ------------  ------------
Net Loss from continuing
operations                         $ (3,183,636)  $ (3,853,362)  $(4,199,121)  $(4,548,314)  $(5,227,182)
Discontinued operations                 104,421        288,213       654,666             -             -
                                   -------------  -------------  ------------  ------------  ------------
Net Loss                           $ (3,079,215)  $ (3,565,149)  $(3,544,455)  $(4,548,314)  $(5,227,182)
                                   =============  =============  ============  ============  ============
Profit/(Loss) Per Ordinary Share
                                   =============  =============  ============  ============  ============
  Continuing operations            $      (0.13)  $      (0.16)  $     (0.13)  $     (0.13)  $     (0.13)
                                   =============  =============  ============  ============  ============
  Discontinued operations                     -   $       0.01   $      0.02             -             -
                                   =============  =============  ============  ============  ============
  Net loss per ordinary share      $      (0.13)  $      (0.15)  $     (0.11)  $     (0.13)  $     (0.13)
                                   =============  =============  ============  ============  ============
  Weighted Average Number of
  Ordinary Shares Outstanding        24,391,869     24,391,869    32,675,867    35,709,343    40,560,782

                                                   For the Years Ended June 30,
                              -------------------------------------------------------------------------
                                  2002           2003           2004           2005           2006
-------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Cash and Cash Equivalents     $  6,430,377   $  8,001,842   $  9,885,656   $ 17,851,895   $ 11,588,471
Working Capital                  7,174,683      7,379,033      9,107,687     16,990,609     10,859,242
Total Assets                     9,865,368     10,230,017     11,208,140     18,768,255     13,158,885
Long-Term Debt                           -              -              -              -              -
Capital Stock                   41,800,156     44,153,011     48,869,981     59,907,735     60,017,537
Accumulated Deficit            (31,850,511)   (35,415,660)   (38,960,115)   (43,508,429)   (48,735,611)
Total Stockholders' Equity    $  8,523,149   $  8,504,942   $  9,934,555   $ 17,522,624   $ 11,792,387

ITEM  3.D.     RISK  FACTORS

     The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develops into actual events, our business, financial condition and results of operations could be materially and adversely affected, and the trading price of our ordinary shares could decline.

     WE  ARE  PRIMARILY  ENGAGED  WITH  ACTIVITIES AT A STAGE IN THE DEVELOPMENT
     OF  PHARMACEUTICAL  PRODUCTS  WHERE  SUCCESS  IS  UNCERTAIN

     Although we are presently generating revenues from the sale of contract manufacturing services, we have not sufficiently advanced the development of our lead product candidates, PI-88 and PI-166, to enable their registration, and, accordingly, have not begun to market or generate revenues from their commercialization. PI-88, PI-166 and future pharmaceutical product candidates will require significant additional investment in research and development, preclinical testing and clinical trials, drug manufacture and supply, regulatory and sales and marketing activities, and regulatory approval prior to any commercial sales. We cannot make any assurances that PI-88, PI-166 or any other product candidates, if successfully developed, will generate sufficient or sustainable revenues to enable us to be profitable.

     THERE IS A SIGNIFICANT RISK THAT WE MAY NOT BE ABLE TO COMPLETE THE DEVELOPMENT OF PI-88 OR PI-166, OR DEVELOP OTHER PHARMACEUTICAL PRODUCTS

     We cannot make any assurances that we will be able to develop PI-88, PI-166 or any future pharmaceutical product candidates adequately to successful commercialization, the development of one or more suitable collaborative partners, or a combination thereof, or that our research will lead to the discovery of additional product candidates, or that any of our current and future product candidates will be successfully developed, will be proven to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, will be capable of being produced in commercial quantities at reasonable costs, or will be successfully or profitably marketed, either by us or a collaborative partner. We also cannot make any assurances that the products we develop will be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payors. We cannot predict if or when PI-88, PI-166, or any of our other pharmaceutical products under development will be commercialized.

     THE RESULTS OF ON-GOING AND FUTURE CLINICAL TRIALS OF PI-88 AND PI-166 ARE UNCERTAIN AND WE WILL NOT BE ABLE TO COMMERCIALIZE PI-88, PI-166 OR ANY OF OUR OTHER PRODUCT CANDIDATES IF WE FAIL TO ADEQUATELY DEMONSTRATE THEIR SAFETY, EFFICACY AND SUPERIORITY OVER EXISTING THERAPIES

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

     We are currently conducting four Phase II clinical trials of PI-88 in cancer patients in the United States, Taiwan and Australia and have planned further trials. We also are conducting a Phase I clinical trial of PI-166 in Australia and, depending on the results of this trial, may conduct additional clinical trials. We plan to pursue a range of commercialization approaches for our lead products PI-88 and PI-166, amongst them entering into collaborative arrangements with one or more suitable pharmaceutical or biotechnology company(ies) . We cannot make any assurances that we will be able either to complete the current clinical trials of PI-88 and PI-166 successfully, commence additional clinical trials of PI-88 or PI-166 as anticipated, or at all, or to demonstrate the safety and efficacy or superiority of PI-88 or PI-166 over existing therapies or enter into any collaborative arrangement to commercialize PI-88 and PI-166 on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

     Clinical trials may take up to several years to complete. The length of time varies substantially according to the type, complexity, novelty, patient recruitment into and intended use of the product candidate. We cannot make any assurances that, when Phase II clinical trials are completed, we will be able to pursue further clinical development, execute market development efforts, enter into a collaborative arrangement with a suitable pharmaceutical or biotechnology company to complete the development of, or commercialize PI-88 or PI-166. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the Australian Therapeutic Good Administration's (TGA) Drug Safety and Evaluation Branch, the U.S. Food and Drug Administration (FDA) or any other authority, or, that such request and application will be reviewed and cleared by any of these authorities, as applicable, in a timely manner, or at all.

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

     Patient enrollment is a function of, amongst other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who meet the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays in trial completion or termination of clinical trials. Moreover, we have limited experience in conducting and managing clinical trials and may rely on third parties to assist us in managing and monitoring clinical trials. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

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

     We believe that we have the capability to manufacture PI-88 and prepare PI-166 for preclinical studies and clinical trials, including for PI-88 Phase III clinical trials. We cannot, however, make any assurances that we will be able to manufacture or prepare, as applicable, sufficient quantities of PI-88, PI-166 or any of our other product candidates in a cost-effective or timely manner. Any delays in production would delay our preclinical and clinical trials which could have a material adverse effect on our business, financial condition and results of operations.

     We have chosen to enter into contracting arrangements with a third party to assume the final steps in the manufacture of PI-88 in anticipation of conducting Phase III clinical trials and we may be required to enter into contracting arrangements with third parties to manufacture, or prepare, as applicable, PI-166 and our other product candidates for large-scale, later-stage clinical trials. We cannot make any assurances that we will be able to make the transition to commercial production successfully. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture or prepare our products on a contract basis. We cannot make any assurances that we will have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

     IF WE ARE UNABLE TO INDEPENDENTLY COMMERCIALIZE OR ESTABLISH AND MANAGE STRATEGIC COLLABORATIONS TO DEVELOP PI-88, PI-166 OR ANY OF OUR OTHER PRODUCT CANDIDATES, WE MAY HAVE TO REDUCE OR DELAY PRODUCT DEVELOPMENT AND/OR INCREASE OUR EXPENDITURES

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

     - Collaborators may not commit adequate resources to the marketing and distribution of our product candidates, limiting potential revenues from the commercialization of a product;

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

     OUR EFFORTS TO DISCOVER, DEVELOP AND COMMERCIALIZE NEW PRODUCT CANDIDATES BEYOND PI-88 AND PI-166 ARE AT A VERY EARLY STAGE AND,
     THEREFORE,  THESE  EFFORTS  ARE  SUBJECT  TO  A  HIGH  RISK  OF  FAILURE

     The process of successfully developing product candidates is very time consuming, expensive and unpredictable. Although we have a dedicated drug discovery group focused on identifying and developing molecule(s) that, among others, inhibit angiogenesis by disrupting heparan sulfate protein interactions as product candidates, we may not be successful in identifying, developing or commercializing any additional new product candidates.

     IF WE CANNOT ENTER INTO NEW LICENSING ARRANGEMENTS, OUR ABILITY TO DEVELOP A BROAD PRODUCT PORTFOLIO COULD BE LIMITED

     A component of our business strategy is in-licensing drug compounds developed by other commercial or academic entities. Competition for promising compounds is intense. If we are not able to identify additional licensing opportunities or enter into licensing arrangements on acceptable terms, if at all, our ability to develop a diverse portfolio of product candidates is restricted.

     WE MAY REQUIRE SUBSTANTIAL ADDITIONAL FINANCING IN THE FUTURE TO SUFFICIENTLY FUND OUR OPERATIONS, DEVELOPMENT EFFORTS AND RESEARCH

     We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and preclinical testing and as we conduct clinical trials of PI-88, PI-166 and our other product candidates. Although our future capital requirements will depend on many factors, we believe that our existing cash and cash equivalents will be adequate to satisfy the requirements of our current and planned operations through to September 2007. We cannot, however, make any assurances that such funds will be sufficient to meet our actual operating expenses and capital requirements during this period. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

     -    The  continued  progress  of  our  research  and development programs;

     - The timing, scope, results and costs of preclinical studies and clinical trials;

     -    The  progress  of  licensing  efforts;

     -    The  cost, timing and outcome of regulatory submissions and approvals;

     - Determinations as to the commercial potential of our product candidates;

     - Our ability to successfully expand our contract manufacturing services;

     -    Our  ability  to  establish  and  maintain collaborative arrangements;

     -    The  status  and  timing  of  competitive  developments;  and

     -    Other  factors.

     We are currently planning a phase III trial of PI-88 in patients with HCC (primary liver cancer). We anticipate that we will require substantial additional funds in order to conduct this and other clinical trials as well as completing the research and development of our pharmaceutical product candidates. In addition, we will require additional funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We have no established bank financing arrangements, and we cannot be certain that we will be able to establish such arrangements on satisfactory terms, or at all. We may seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

     WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NOT ACHIEVE PROFITABILITY IN THE NEAR FUTURE

     We have incurred net operating losses in each year since we began operations in 1989. As of June 30, 2006, we had an accumulated deficit of approximately $48.7 million, primarily attributable to our research and development activities. We expect to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and preclinical activities and commence additional clinical trials of PI-88 and PI-166, potentially including a Phase III trial of PI-88 in patients with HCC.

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

     Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection we can obtain on some or all of our inventions outside Australia or prevent us from obtaining patent protection outside Australia, either of which could have a material adverse effect on our business, financial condition and results of operations. For example, methods of treating humans are not patentable in many countries outside Australia and the United States. Moreover, since patent applications in Australia and the United States are maintained in secrecy until the patent is issued, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or our licensors were the first to file patent applications for such inventions. Additionally, the enforceability of a patent depends on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention.

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

     We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. Such litigation could result in substantial costs to be incurred by us and the diversion of our efforts. We may have to participate in opposition proceedings before the Australian Patent and Trademark Office or another foreign patent office, or in interference proceedings declared by the United States Patent and Trademark Office, to determine the priority of invention for patent applications filed by competitors. Any such litigation, interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

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

     We are a company with 44 full-time employees at June 30, 2006. Our success is highly dependent on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

     WE MAY NOT BE ABLE TO KEEP PACE WITH TECHNOLOGICAL CHANGE OR WITH THE ADVANCES OF OUR COMPETITORS

     The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors in Australia and elsewhere are numerous and include, among others, major pharmaceutical companies, large biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in preclinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, TGA and other regulatory approvals.

     We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with some of our product candidates. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than we would.

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

     WE  MAY  NEED  TO  ESTABLISH  OUR  OWN  SALES,  MARKETING  AND DISTRIBUTION
     CAPABILITY

     As a company, we currently have no experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel, and will require additional capital. We cannot make any assurances that qualified personnel will be available in adequate numbers or at a reasonable cost, that additional financing will be available on acceptable terms, or at all, or that our sales staff will achieve success in their marketing efforts. Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We cannot make any assurances that we will be able to enter into marketing arrangements with any marketing partner or that if such arrangements are established, our marketing partners will be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities may have a material adverse impact our potential revenues and results of operations.

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

     We import biological products into Australia under existing permits from the Australian Quarantine and Inspection Service that require us to declare incoming biological materials and to ensure that such products contain labels as to their use and disposal under approved methods. Any potential violation of Australian import laws or modification or revocation of our permits could be significant and may negatively impact our business and operations. Our contract manufacturing operations include some manufacturing processes that are required to comply with the applicable cGMP requirements of the TGA, the Australian
Office of Gene Technology Regulator and the Australian National Registration Authority (agricultural and veterinary chemicals), which govern the methods, controls, facilities and quality assurance procedures used in manufacturing, packing and storing biological and pharmaceutical products. In addition, certain international markets have quality assurance and manufacturing requirements that may be more or less rigorous than those in Australia. Our manufacturing facilities are also subject to periodic inspections by the TGA and the Australian National Registration Authority. Any potential failure to comply with cGMP requirements or with any other international requirements could have a material adverse impact on our business, financial condition and results of operations.

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

     CHANGES  IN  GOVERNMENT  LEGISLATION  AND  POLICY  MAY  ADVERSELY AFFECT US

     While we do not anticipate in the near future any specific material changes in government legislation that may adversely affect us, any material changes in interest rate, exchange rate, relevant taxation and other legal regimes and government policies may adversely affect our operations, the use of our financial resources and the market price of our ordinary shares.

     EXCHANGE RATE FLUCTUATIONS WILL CONTINUE TO AFFECT OUR REPORTED RESULTS OF OPERATIONS

     Substantially all of our revenues are realized, and a significant portion of our operating costs are incurred, in Australian dollars. Because our financial statements included elsewhere in this annual report are presented in U.S. dollars, any significant fluctuation in the currency exchange rates between the Australian dollar and the U.S. dollar will affect our reported results of operations.

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

     From time to time, there has been limited trading volume with respect to our ordinary shares quoted on the NASDAQ Capital Market, but we cannot make any assurances that there will continue to be a trading market in our ordinary shares.

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

     We have incurred significant losses since our inception and as of June 30, 2006, our accumulated deficit was approximately $48.7 million. We expect to incur additional operating losses for at least the next several years as we accelerate our drug discovery research, expand our development and preclinical activities, conduct additional clinical trials with PI-88 and PI-166, and advance into later stages of development. We may need to raise additional funds in the future to continue our operations.

     To date, we have funded our operations primarily through sales of equity securities.

CORPORATE  INFORMATION

     Our principal executive offices are located at 16 Benson Street, Toowong, Queensland 4066, Australia.

     We make available free of charge on or through our web site our annual reports on Form 20-F as soon as practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. Our web site is located at www.progen.com.au. Information contained on our web site is not
             -----------------
incorporated  by  reference into and does not form a part of this annual report.

     Progen is a registered trademark of Progen Industries Limited. Trademarks, tradenames or service marks of other companies appearing in this annual report are the property of their respective owners.

ITEM  4.B.     BUSINESS  OVERVIEW

     Progen Industries Limited is an Australian-based, globally-focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

     Our lead product in development is PI-88, which is a multi-targeted cancer therapeutic that inhibits angiogenesis (development of new blood vessels), tumour invasiveness and metastasis (development of secondary tumours). It inhibits angiogenesis by interacting with the heparin-binding site of pro-angiogenic growth factors such as VEGF, FGF-1 and FGF-2. It also inhibits the enzyme heparanase, which mediates tumour invasiveness, metastasis and release of pro-angiogenic growth factors from the extracellular matrix.

     Our second oncology product candidate in development is PI-166, which is a targeted cytotoxic drug for the treatment of inoperable liver cancer. PI-166 is a formulation with a very high affinity for primary liver cancer cells.

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

OUR  BUSINESS  STRATEGY

     We intend to develop and commercialize therapeutics for cancer and other serious diseases. To achieve this objective, we are concentrating on the following key initiatives:

     - Leveraging in-house expertise and capabilities in Product Development. We believe that our core scientific and management team has significant and demonstrated expertise in drug discovery and in selecting and advancing promising product candidates through human clinical trials to demonstrate proof of efficacy and move these product candidates towards registration and commercialization.

     - Discovering and developing novel small molecule therapeutics using our proprietary drug discovery technology platform. We will continue to focus our drug discovery research programs on the discovery and development of small molecule therapeutics for cancer and other serious diseases that will feed our product candidate pipeline and leverage our drug development infrastructure over time.

     - Expanding our product candidate pipeline through in-licensing. In addition to our internal drug development efforts, we intend to selectively in-license lead compounds and new therapies for cancer and other serious diseases at early stages of development and other new therapies for cancer and other serious diseases and undertake early stage clinical development.

     - Establishing strategic collaborations for the development and commercialization of our product candidates. Where appropriate to optimizing clinical development and maximizing value creation, we intend to complement our internal capabilities by selectively entering into collaborations with pharmaceutical and biotechnology companies to complete product development and move our product candidates into the marketplace as well as to improve our ability to move new compounds into the clinic.

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

     PI-88 has been developed to attack the life support system of cancer tumors in a two-fold manner:

     - Inhibition angiogenesis which is essential to promote tumor growth. The anti-angiogenic activity is manifest in three distinct ways:

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

     It is expected that attacking these processes will lead to the development of a cytostatic therapeutic approach that may reduce the toxic side effects associated with current therapies such as irradiation or cytotoxic drugs. By inhibiting angiogenesis, it is possible to starve the tumor of nutrients and oxygen. This process has been shown to stop tumor growth in animal models. Anti-angiogenic therapeutics, including PI-88, specifically targeted at cancerous tumors may result in additive and/or synergistic efficacy when combined with other agents without significantly increasing side effects since angiogenesis occurs only in specific instances in healthy adults (wound healing, fetal development and menstrual cycle). In addition, anti-angiogenic drugs developed are expected to have broader application in a range of cancers. The concept of halting the growth of cancer and "living with the disease" is becoming a more accepted paradigm and is reflected in the design of anti-angiogenic clinical trials, including our clinical program for PI-88. Ultimately, it is hoped that these anti-angiogenic drugs may have the potential for co-treatment with other therapies and halt the progression of cancer and grant patients many years of additional high-quality life.

     Angiogenesis  Background

     Angiogenesis is an important process in the progression of cancer. All tumors require blood supply to grow and survive. The vascularization of the tumor also promotes the spread of tumor cells throughout the body, which results in the formation of metastases (secondary tumors).

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

     PI-88  Clinical  Development  Program

     All clinical trials of PI-88 are being conducted under an active IND with the FDA. In the preclinical and clinical studies executed to date, PI-88 has shown an acceptable safety and tolerability profile in clinical trials. PI-88 is also showing signs of clinical efficacy in PI-88's multinational clinical development program. To date more than 17,500 doses of PI-88 have been administered to over 400 people for periods ranging up between four and five years. Most oncology drugs are designed to be toxic to the cancer, as their name
- cytotoxics - indicates. These drugs are designed to eradicate tumor cells, often with adverse consequences for non-cancerous cells as well. Historically, the efficacy of cytotoxic compounds was measured by assessments such as the degree to which tumors shrink. PI-88 belongs to the relatively new class of cytostatic drugs. As the name implies, cytostatic drugs are designed to keep the disease stable, so the efficacy of these cytostatic drugs is measured by assessments such as time to disease progression, time of stable disease, and survival.

     PI-88 is currently in Phase II clinical development with four Phase II clinical trials ongoing in the U.S., Australia and Taiwan under an active Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA.

     The following chart summarizes the results of our completed clinical trials for PI-88.

------------------------------------------------------------------------------------------------------------------------------
                                        PI-88 COMPLETED CLINICAL TRIALS
------------------------------------------------------------------------------------------------------------------------------
STUDY                               PH            TREATMENT                            STATUS & KEY POINTS
------------------------------------------------------------------------------------------------------------------------------
INTRAVENOUS INFUSION IN          Phase Ia  Escalating single dose   -  24 healthy male adults recruited
HEALTHY VOLUNTEERS                         as a 3-hour              -  Short term safety and pharmacokinetic data obtained
                                           intravenous infusion     -  Doses of up to 180mg were well tolerated
------------------------------------------------------------------------------------------------------------------------------
INTRAVENOUS INFUSION IN          Phase Ib  Dose escalation          -  14 patients recruited with advanced malignancies
CANCER PATIENTS                            by continuous            -  2 cases of Grade 3 thrombocytopenia, platelets
                                           intravenous infusion        recovered following cessation of treatment
------------------------------------------------------------------------------------------------------------------------------
ALTERNATIVE INTRAVENOUS          Phase Ib  Dose escalation by       -  9 patients recruited with median age of 65 years
DOSAGE REGIMEN IN CANCER                   intravenous              -  Dose limiting toxicity  - 1 case of Grade 3 serum
PATIENTS                                   infusion for                alanine aminotransferase
                                           4 days with 7 day        -  Repeat cycles at 2 week intervals
                                           follow up period
------------------------------------------------------------------------------------------------------------------------------
SUBCUTANEOUS INJECTION IN        Phase Ia  Dose escalation by       -  22 healthy male volunteers
HEALTHY VOLUNTEERS                         subcutaneous             -  Comparison between intravenous infusion and
                                           administration              subcutaneous injection bioavailability via two
                                           and comparison              way crosser design
                                           with intravenous         -  Determined 95% bioavailability by subcutaneous
                                           infusion                    administration
------------------------------------------------------------------------------------------------------------------------------
SELF ADMINISTERED                Phase Ib  Dose escalation          -  42 patients recruited with median age of 55 years
SUBCUTANEOUS IN ADVANCED                   by 4/14 days             -  Maximum tolerated dose of 250 mg/day 4 days in 7
CANCER PATIENTS                            and then 4/7 days           days
                                                                    -  38 evaluable patients, 1 partial response, 14 stable
                                                                       disease for 3 months or longer
                                                                    -  2 patients still on PI-88 treatment for 50 and 58
                                                                       months respectively
------------------------------------------------------------------------------------------------------------------------------
SELF ADMINISTERED                Phase Ib  Dose escalation          -  16 patients recruited
SUBCUTANEOUS WITH                          PI-88 and                -  Established maximum tolerated dose for PI-88 in
TAXOTERE(R) IN PATIENTS                    Taxotere(R)                 combination with docetaxel 250 mg/day 4 days per
WITH ADVANCED                                                          week
MALIGNANCIES                                                        -  No dose limiting toxicities
------------------------------------------------------------------------------------------------------------------------------
SELF ADMINISTERED                Phase II  PI-88 dose               -  Paraprotein marker study - 19 patients recruited
SUBCUTANEOUS IN MULTIPLE                   determined via           -  41% of evaluable patients had disease stabilisation for
MYELOMA PATIENTS                           doubling activated          8 weeks or longer
                                           partial
                                           thromboplastin
                                           time levels
                                           (APTT)
------------------------------------------------------------------------------------------------------------------------------
SELF ADMINISTERED                Phase II  250 mg/day               -  44 patients recruited
SUBCUTANEOUS IN ADVANCED                   4 days in every 7        -  9 months median survival versus historical control of
MELANOMA PATIENTS                                                      6.4 months in other studies of DTIC in first line.
                                                                    -  This lead to initiation of first line trial in
                                                                       combination with DTIC
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                        PI-88 COMPLETED CLINICAL TRIALS
------------------------------------------------------------------------------------------------------------------------------
STUDY                               PH            TREATMENT                            STATUS & KEY POINTS
------------------------------------------------------------------------------------------------------------------------------
ADVANCED PROSTATE CANCER            II     2-arm study: Self-       -  Trial commenced in August 2005
(ANDROGEN-INDEPENDENT                      administration           -  90 patients to be recruited
PROSTATE CANCER)                           of PI-88 combined        -  Recruitment completed for the lead in safety stage
                                           with Taxotere(R)         -  Randomised stage will assess PI-88 at two
                                                                       different dose regimens in combination with
                                                                       Taxotere(R).
------------------------------------------------------------------------------------------------------------------------------
ADVANCED MELANOMA                   II     2-arm study:             -  Trial commenced in May 2005.
(FIRST-LINE TREATMENT)                     Combination therapy      -  Up to 118 patients to be recruited
                                           DTIC, with and           -  Recruitment completed for the lead in stage
                                           without self-            -  Lead in stage will assess safety of combination.
                                           administration of PI-88  -  Randomised stage will assess the benefit of the addition of PI-88 to DTIC.
------------------------------------------------------------------------------------------------------------------------------
ADVANCED NON SMALL CELL             II     2-arm study: Combined    -  Trial commenced February 2004.
LUNG CANCER (NSCLC)                        therapy Taxotere(R)      -  Recruitment of the 100 patients was completed in the
                                           with and without            second quarter of 2006.
                                           self-administration      -  The final study results should be available in the
                                           of PI-88                    first quarter of 2007.
------------------------------------------------------------------------------------------------------------------------------
PRIMARY LIVER CANCER                II     3-arm study: 2           -  Trial commenced July 2004.
(POST SURGERY) *                           dose levels of           -  340 patients to be recruited.
                                           PI-88 and a              -  Completion of recruitment of stage I (172 patients)
                                           non treatment arm
                                           (control).
------------------------------------------------------------------------------------------------------------------------------

*We are currently planning to progress this trial to Phase III

     Development  Strategy  for  PI-88

     In April 2006 we met with the FDA to discuss the development of PI-88. The primary outcome of this meeting with the FDA was that we will only be required to submit a single registration trial for PI-88. The FDA furthermore recommended that we submit a Special Protocol Assessment (SPA) detailing the Phase III clinical development plan to support regulatory approval. As a result, we will advance our current Phase II liver cancer program to Phase III thereby reducing the development time frame of PI-88 by up to three years. Depending on the Phase II data, this trial will commence in mid 2007.

     In parallel, we continue to focus on our other Phase II PI-88 clinical trial programs across multiple cancers. The program has included non small cell lung cancer (NCSLC), multiple myeloma, metastatic melanoma and hormone refractory prostate cancer.

     Commercialization  Strategy  for  PI-88

     We have retained worldwide commercial rights to PI-88. We continue to assess strategic partnering opportunities in parallel with taking the product aggressively towards market commercialization. At the appropriate time, we will select collaborators for later-stage clinical development and commercialization of PI-88 as a cancer therapeutic. It is important that if we partner the product it should be at the appropriate stage that will maximize the product's value.

     PI-166  -  NOVEL  ANTI-CANCER  AGENT

     PI-166, our second oncology product candidate, is a novel combination of an active small organic chemical molecule and a delivery vehicle that directs the active drug constituent at the tumor site. PI-166 is being developed for potential application in the treatment of advanced hepatocellular carcinoma (primary liver cancer).

     PI-166  Clinical  Development  Program

     A Phase I clinical trial with PI-166 was initiated at the St. George Hospital in Sydney in 2003. Due to slower than expected recruitment from this center two additional sites have been added (Princess Alexandra Hospital, Brisbane and Monash Hospital, Melbourne). The primary objective of this trial is to investigate the safety and tolerability of escalating doses of PI-166 in patients with advanced stage primary liver cancer where surgical intervention is no longer an option (unresectable). Based on interim data to date, no drug-related side effects of PI-166 have been observed in patients enrolled in the trial.

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

     Development  Strategy  for  PI-166

We have retained worldwide commercial rights to PI-166. At the appropriate time, we will select collaborators to conduct later-stage clinical trials and commercialization of PI-166 as a cancer therapeutic, depending on the outcome of current and possible future clinical development efforts.

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

     Our internal research program, augmented by the work of our academic collaborators, has led to the identification of a portfolio of heparan sulfate binding proteins that are involved in different diseases, and we are designing, synthesizing and screening small molecule compounds that disrupt heparan sulfate binding. A collaboration with the Centre for Drug Candidate Optimization at the Victorian College of Pharmacy (Monash University) was also initiated in 2005. This joint project is aimed at characterizing and improving the various drug-related properties of our molecules to make them more suitable as drugs and to increase the likelihood of their successful development

     Our drug discovery research program is partially funded by a A$3.4 million Australian federal government AusIndustry Commercial Ready grant awarded in August 2005. This grant is for a maximum of A$3.4 million over three years commencing August 2005. With additional funding now secured the aim of the project is the continued development of our molecule library through to drug candidate selection suitable for human clinical trials.

     We believe our advanced understanding of the role of carbohydrates in disease processes combined with our clinical development expertise in advancing promising product candidates into early stage clinical trials to demonstrate proof of efficacy enables us to discover novel therapeutics as well as identify and license product candidates for further Progen development. We intend to enter into collaborations with pharmaceutical and biotechnology companies that will allow us to build on our in-house expertise and capabilities, including acquiring additional product candidates, as well as improve our ability to move new compounds into the clinic.

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

Phase  II  Study of PI-88 with dacarbazine in patients with Metastatic Melanoma:
     -    Sir  Charles  Gairdner  Hospital  (Perth,  Australia);
     -    Princess  Alexandra  Hospital  (Brisbane,  Australia);
     -    Royal  Prince  Alfred,  Sydney  Cancer Centre (Sydney, Australia); and
     -    The  University of Colorado Health Sciences Center (Denver, Colorado).

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

Medigen Biotechnology Corporation (MBC) in Taipei, Taiwan, is conducted a Phase II clinical trial with PI-88 in patients with hepatocellular carcinoma after resection at:
     -    The  National  Taiwan  University  Hospital  (Taipei,  Taiwan);
     -    Chang  Gung  Memorial  Hospital  (Linkou,  Taiwan);
     -    Veterans  General  Hospital  (Taichung,  Taiwan);
     -    China  Medical  University  Hospital.  (Taipei,  Taiwan);
     -    Koahsiung  Veterans  General  Hospital  (Koahsiung,  Taiwan);  and
     -    National  Cheng  Kung  University  Hospital  (Tainan,  Taiwan).

The  collaboration  between  us  and  MBC is described in the following section.

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

     In April 2005 Progen and MBC agreed to amend the terms of the Alliance Agreement in that Progen agreed to waive the requirement for MBC to conduct one of the Phase II trials outlined in the Alliance Agreement. In return MBC agreed to fund 50%, up to A$1 million, of the Phase II trial of PI-88 as a first line therapy in patients with advanced melanoma (PI-88 in combination with dacarbazine).

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

     CONTRACT  MANUFACTURING

     We provide contract manufacturing services to cGMP standards for various human clinical trial and therapeutic products and veterinary pharmaceuticals, as well as non-cGMP bioproduct contract manufacturing services. We also provide bioprocess technology development services and consulting services in quality and regulatory management systems. Contract and consulting services revenues constituted approximately 56.0%, 100.0% and 100% of our sales revenue for the fiscal years ended June 30, 2004, 2005 and 2006, respectively.

     Following the sale of our life sciences division in November 2003 contract manufacturing services contributes 100% of our sales revenue.

     Due to prioritization of our Manufacturing Division on the supply of PI-88 for clinical trial requirements we did not actively promote our contract manufacturing services during fiscal 2006. We have recommenced pursuing additional contract manufacturing opportunities as we have substantially completed the production of PI-88 supplies for our future clinical trial demands.

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

     MANUFACTURING

     Our manufacturing facility is licensed by the Australian Therapeutic Goods Administration for the manufacture of biological-based starting materials for human therapeutics to cGMP and by the Australian Office of Gene Technology Regulator for the manufacture of large scale genetically modified organisms. In addition, certain international markets have quality assurance and manufacturing requirements that may be more or less rigorous than those in Australia. Our manufacturing facilities are also subject to regular inspections by the TGA. We cannot make any assurances that we will continue to be in compliance with cGMP requirements. Failure to comply with cGMP requirements or with any other international requirements could have a material adverse effect on our business, financial condition and results of operations.

     RESEARCH  AND  DEVELOPMENT

     The research and development, manufacture and commercialization of our pharmaceutical products are subject to regulation by governmental entities in Australia and other countries including the United States. Pharmaceutical products are subject to rigorous regulation by the TGA under the Australian Therapeutic Goods Act, by the FDA in the United States, and by similar health authorities in foreign countries under laws and regulations that govern, among other things, the testing, clinical trials, manufacture, safety, efficacy, labeling, storage, record keeping, advertising, promotion, export, marketing and distribution of such products. Product development and approval within this regulatory framework is uncertain and can take a number of years and require the expenditure of substantial resources. Any failure to obtain regulatory approval or any delay in obtaining such approvals could have a material adverse effect on our business, financial condition and results of operations.

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

     The FDA may grant orphan drug status to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug status does not convey any advantage in, or shorten the duration of, the regulatory review and approval process, and the FDA may grant orphan drug status to multiple competing product candidates targeting the same indication. A product that has been designated as an orphan drug that subsequently receives the first FDA approval for the indication for which it has received such designation is entitled to orphan drug exclusivity and the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years from the date of FDA approval. An orphan product may also be eligible for a credit against United States tax of certain clinical testing expenses related to the use of a drug for a rare disease or condition.

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

     We own or have exclusive rights to 15 patent families, incorporating 25 granted patents and 60 filed applications.

     The  most  material  of  these  patents  and  patent  applications  being:

     - PI-88 - Composition of matter and method of use patent families have been granted in countries including the U.S., Australia, Taiwan, China, South Africa and New Zealand. Further, the PI-88 composition of matter patent application has been accepted in Canada and filed in countries including Europe and Japan. The PI-88 composition of matter patent expires in 2016.

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

ITEM  4.D.     PROPERTY,  PLANTS  AND  EQUIPMENT

     Our principal offices are located in Toowong, a suburb of Brisbane, Queensland, Australia. We maintain and operate an 11,200 square foot fully-integrated pharmaceutical raw material manufacturing facility in Darra, also a suburb of Brisbane, Queensland, Australia. Our manufacturing facility has the capability to develop and manufacture therapeutic products for worldwide markets and consists of 15 modular laboratories, each with a designated function. There are two independent and eight integrated laboratory modules that comply with the Code of Good Manufacturing Practice, or cGMP, and five non-cGMP laboratory modules. The cGMP laboratory modules have specific functions including media preparation, cell culture, fermentation, harvest, purification, pack and fill, and bioprocessing. The non-cGMP laboratories have functions in fermentation, research and development, and analytical services covering microbiology, biochemistry, protein and carbohydrate analysis and processing, and quality control testing.

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

     The buildings in which our principal offices and manufacturing facilities are located are both leased. The lease agreement on our corporate offices is for a three year period beginning December 15, 2005 with an option to lease for a further three years. Rental is approximately $98,000 per annum, subject to an annual increase based on the movement in the consumer price index or 4%, whichever is higher.

     The lease agreement on our manufacturing facility expires in March 2007, we pay a current rental of approximately $78,000 per annum, subject to annual review, based on the movement in the consumer price index. We have an option to extend this lease for a further two years.

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

OVERVIEW

     We are an Australian-based, globally focused, biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics for the treatment of cancer and other serious diseases.

     We have two cancer product candidates are PI-88 and PI-166 under clinical development. PI-88, our lead candidate, is currently being trialed in multiple Phase II clinical trials for solid cancer tumors. Following a meeting with the FDA in April 2006 we have plans to accelerate the development of PI-88. The FDA recommended that we submit a Special Protocol Assessment (SPA) detailing the Phase III clinical development plan to support regulatory approval. Depending on the trial results of our current Phase II HCC program we will advance to a Phase III HCC program commencing in mid 2007.

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

     We have incurred significant losses since our inception and as of June 30, 2006, our accumulated deficit was approximately $48.7 million. We devote a substantial portion of our financial resources to fund the development of our two cancer product candidates and our drug discovery research efforts. We expect to incur additional operating losses for at least the next several years as we accelerate our drug discovery research and conduct additional clinical trials with PI-88 and PI-166, and advance into later stages of development. We may need to raise additional funds in the future to continue our operations.

     Our operations have historically been financed by the issuance of capital stock because it is generally difficult to fund pharmaceutical research via borrowings due to the lack of revenues to service debt and the significant inherent uncertainty as to results of this research and the timing of those results.

CRITICAL ACCOUNTING POLICIES

     The following discussion and analysis of our operating and financial review and prospects are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. These accounting principles require us to make certain estimates and assumptions that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Based on the nature of our operations, our accounting policies do not require difficult, subjective or highly complex judgments and therefore our reported amounts are not subject to material variation based on changes in assumptions. Our significant accounting policies are described in Note 1 to the financial statements.

DISCONTINUED  OPERATIONS

     On November 11, 2003, we entered into an agreement to divest our Life Sciences business. This sale was consummated on November 28, 2003. The results of operations for the 2004 fiscal years from our Life Sciences business are presented in the statement of operations as discontinued operations.

ITEM 5.A.     OPERATING RESULTS

     YEARS ENDED JUNE 30, 2006, 2005 AND 2004

     The functional currency for the Company's operations is Australian dollars. The translation from Australian dollars into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at balance sheet date and for revenue and expense accounts using the average exchange rate during the period.

     The following table shows the movement in the average exchange rates between fiscal 2004 and 2005, and fiscal 2005 and 2006. These average exchange rates have been used to translate Australian dollar revenue and expense amounts into U.S. dollars.

----------------------------------------------------------------------------------------
                                                             YEARS ENDED JUNE 30,
----------------------------------------------------------------------------------------
                                                            2004       2005         2006
------------------------------------------------------  --------  ---------  -----------
Average Australian dollar to U.S. dollar exchange rate  $0.71385  $0.75352   $  0.74783
------------------------------------------------------  --------  ---------  -----------
Movement in exchange rate from prior year                         $0.03967   $ (0.00569)
------------------------------------------------------  --------  ---------  -----------
% movement in exchange rate from prior year                            5.6%       (0.8%)
----------------------------------------------------------------------------------------

     Revenue  from  Operations

     Our revenue from sales and provision of services for fiscal 2004, 2005 and 2006 is as follows (in thousands):

------------------------------------------------------------------------------------
                                                             YEARS ENDED JUNE 30,
------------------------------------------------------------------------------------
                                                             2004    2005       2006
---------------------------------------------------------  ------  ------  ---------
Sale of life science research products                     $1,097  $    -  $       -
---------------------------------------------------------  ------  ------  ---------
Revenue from provision of contract manufacturing services   1,394   1,076        677
---------------------------------------------------------  ------  ------  ---------
TOTAL REVENUE FROM SALES AND PROVISION OF SERVICES         $2,491  $1,076  $     677
------------------------------------------------------------------------------------

     With the disposal of our Life Sciences division in November 2003 we derived all of our revenues solely from the provision of contract manufacturing services in fiscal years 2005 and 2006.

     For the year ending June 30, 2004 we derived revenue from the following two sources:

     -    The  sale  of  life  science  research  products;  and
     -    The  provision  of  contract  manufacturing  services

     For the fiscal year ended June 30, 2006 revenues from contract manufacturing services decreased $399,000 to $677,000 a decline of 37.1% from the prior year. This is primarily due to the manufacturing division's priority being the optimization and validating the PI-88 manufacturing process along with manufacturing sufficient quantities of PI-88 for our clinical trial needs. A manufacturing contract, from which we derived $425,000 in revenue for the year ended June 30, 2005, was cancelled part way through that year. Due to the manufacturing division's focus being on PI-88 this contract was not replaced.

     For the fiscal year ended June 30, 2005 total sales decreased $1,415,000 to $1,076,000 a decline of 56.8% from the prior year. In the prior year the Life Sciences division contributed $1,097,000 to operating revenues. Excluding Life Science, operating revenues were down by $318,000, or 22.8% year on year to $1,076,000. As in the current fiscal year this decline is attributable to our Contract Manufacturing division concentrating on the production of PI-88 for our clinical trial program over the pursuit of external revenue generating contracts.

     Due to the completion of PI-88 scale-up and optimization work we have recently recommenced actively pursuing manufacturing contracts from external customers. Whilst we cannot be certain that we will be able to secure new manufacturing contracts we expect an increase in revenues in the fiscal year ended June 30, 2007 from the Manufacturing division.

     We ultimately expect to derive additional revenue from the out-licensing of our product candidates currently under development in return for milestone payments and royalties on commercial sales.

     Research and Development Expenses

     Our research and development expenses for compounds under development and discovery are as follows (in thousands):

--------------------------------------------------------------------
                                             YEARS, ENDED JUNE 30
--------------------------------------------------------------------
                                              2004    2005      2006
-----------------------------------------  -------  ------  --------
PI-88                                      $ 1,155  $1,029  $  1,157
-----------------------------------------  -------  ------  --------
PI-166                                          46      63        47
-----------------------------------------  -------  ------  --------
Drug discovery                               1,294   1,064     1,251
-----------------------------------------  -------  ------  --------
General research and development expenses      566     556       697
-----------------------------------------  -------  ------  --------
TOTAL RESEARCH AND DEVELOPMENT EXPENSES    $ 3,061  $2,712  $  3,152
--------------------------------------------------------------------

     Costs for PI-88 and PI-166, our two oncology compounds under development, include external direct costs in relation to the conduct of long-term animal toxicity studies and Phase I and II clinical studies. Examples of such costs include principal investigators fees, patient recruitment fees, patient scans, data monitoring charges as well as our personnel costs for preclinical, clinical and regulatory activities associated with preparing these compounds for registration with the FDA and TGA or similar agencies. Drug discovery costs include our personnel and associated costs incurred in relation to this effort as well as external sponsored research costs. General research and development expenses include research and development management personnel costs and general laboratory costs that cannot be allocated to a specific compound or our drug discovery effort. Prior to July 1, 2000, our accounting records did not record research and development costs by project. Since July 1, 2000 cumulative direct external costs incurred on PI-88, PI-166 and drug discovery are $5,905,000, $220,000 and $5,726,000 respectively.

     The current year's investment in our research and development initiatives increased 16.2% from the prior year to $3,152,000 primarily due to the following:
     - Expenditure incurred in preparing for potential PI-88 Phase III development including, regulatory and additional animal studies
          ($276,000), a project to put in place appropriate chemistry, manufacturing and control procedures in relation to the Phase III manufacture of PI-88 ($195,000) and a project to scale-up and optimize the first step of the manufacturing process of PI-88 to enable the Company to manufacture sufficient Phase III quantities of this material ($98,000).
     - Net expenditure increasing $136,000 year-on-year on our PI-88 Phase II trial in combination with the chemotherapy agent dacarbazine in patients with metastatic melanoma. This trial commenced in May 2005 and during the course of the year we completed recruitment into the lead-in phase. This trial is being co-funded by our strategic alliance partners, Medigen Biotechnology Corporation. During the course of the year they contributed $186,000 to the costs of running this trial;
     - Net expenditure on our drug discovery program increased $187,000 year on year primarily due to an increased head-count following the award of the AusIndustry Commercial Ready grant. This grant contributed $569,000 to the costs incurred in relation to this program during the financial year ended June 30, 2006.

Somewhat off-setting the above increases in expenditures were the following decreases:
     - Expenditure on our PI-88 Phase II mono-therapy trial with patients with advance melanoma decreasing $286,000 as this trial completed during the prior reporting period;
     - Expenditure on the PI-88 Phase II mono-therapy trial with patients with advanced melanoma decreasing $144,000 as patient recruitment concluded in February 2006;

     In fiscal 2005 the investment in our research and development initiatives decreased by $304,000 or 9.9% to $2,757,000 primarily due to the following:
     - Expenditure on our PI-88 clinical development program decreasing $81,000 to $1,074,000 due to the completion of patient recruitment into the Phase I/II trial in patients with advanced melanoma and the Phase I trial at the University of Colorado Cancer Center in Denver, Colorado, in combination with docetaxel (Taxotere) during fiscal 2004. This was off-set somewhat by an increase in expenditure on the Phase II trial in patients with non-small cell lung cancer due to an increase in patient recruitment and the commencement of the Phase II trial in patients with advanced melanoma in combination with dacarbazine.
     - Expenditure on our drug discovery program declined $230,000 primarily due to the sponsored research contract with the Griffith University glycomics program having completed during fiscal 2004.

     We expect our research and development expenses to increase in fiscal 2007 primarily due to costs currently being incurred in planning for a Phase III trial of PI-88 in post-resection HCC. This trial is currently expected to commence in mid calendar year 2007. The additional costs being incurred include additional long-term animal toxicity studies and the manufacture of sufficient doses of PI-88 for our Phase II and III clinical trial needs.

     Our lead drug candidates, PI-88 and PI-166 are currently in Phase II and Phase I clinical trials respectively. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our drugs progress successfully through initial human testing, they may fail in later stages of development. Regulatory agencies, including the FDA and TGA, regulate many aspects of a product candidate's life cycle, including research and development and pre clinical and clinical testing. We or the regulatory authorities may suspend clinical trials at any time on the basis that the participants are being exposed to unacceptable health risks. Completion of clinical trials depends on, among other things, the number of patients available for enrollment in a particular trial, which is a function of many factors, including the availability and proximity of patients with the relevant condition. We rely on third parties to conduct clinical trials, which may result in delays and failure to complete trials if the third parties fail to perform or meet applicable standards. Our drug discovery efforts are still in the research phase and have not yet commenced pre-clinical development, which means they have not yet been tested on humans. We will need to commit significant time and resources to develop these product candidates.

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

     Rentals on Operating Leases

     Rentals on operating leases increased 81.4% over 2005 to $166,000 in fiscal 2006 as we relocated our corporate offices due to space constraints at our Darra manufacturing facility. We expect rentals and associated occupancy costs will increase marginally in fiscal 2007 as we entered the lease on the corporate offices part way through fiscal 2006.

     Selling, General and Administrative Costs

     Selling, general and administrative expenses decreased $74,000 or 2.5% in fiscal 2006 to $2,880,000 compared with $2,954,000 for fiscal 2005 and $2,617,000 for fiscal 2004. In Australian dollars (the Company's functional currency) the decrease in selling, general and administrative expenses was 1.7%.

     Selling, general and administrative costs increased $337,000 or 12.9% in fiscal 2005 to $2,954,000 compared with $2,617,000 for fiscal 2004. In Australian dollars (the Company's functional currency) the increase in selling, general and administrative expenses was 6.9%. This increase was primarily due to the following factors: an increase of $61,000 in fees paid to consultants and advisors with the appointment of a clinical and regulatory consultant, and an advisor to assist with out-licensing PI-88; an increase of $85,000 in remuneration paid to executive and non-executive directors; an increase of $29,000 in stock exchange listing fees and share registry fees due to the issuance of additional ordinary shares, and an increase of $24,000 in travel and accommodation expenditure incurred on attending conferences and meetings associated with our efforts to out-license PI-88.

     We expect selling, general and administrative costs to increase in fiscal 2007 as we have engaged consultants to assist with planning the Phase III clinical development of PI-88.

     Other Costs of Operations

     Other costs of operations increased $301,000 to $698,000 in fiscal 2006 following an increase of $318,000 in fiscal 2005 over fiscal 2004. These costs are the un-recovered overheads of our Contract Manufacturing division that are not recovered against cost of external sales and increased in fiscal 2006 and 2005, as contract manufacturing revenues decreased with the division focusing on the optimization and scale-up of the PI-88 manufacturing process.

     The costs are primarily salaries and wages, and overheads of our Darra manufacturing facility that are not allocated to research and development costs or cost of sales.

     Depreciation expense

     Depreciation expense decreased $31,000 in fiscal 2006 to $398,000. Depreciation expense decreased $35,000 in fiscal 2005 from fiscal 2004 to $429,000. These decreases in depreciation are due primarily to assets becoming fully depreciated. Depreciation expense is expected to decline further in fiscal 2007 as assets continue to be fully depreciated and depreciation on our recently acquired plant and equipment and estimated future capital expenditure requirements will not be sufficient to off-set that decline.

     Other  Income  (Expenses)

     We realized total net other income of $1,423,000 in fiscal 2006 compared with $1,257,000 in fiscal 2005 and $1,079,000 in fiscal 2004. The components of Other Income (Expenses) as shown in our statements of operations included elsewhere in this annual report are (in thousands):

------------------------------------------------
                        YEARS ENDED JUNE 30,
------------------------------------------------
                       2004     2005        2006
------------------  -------  -------  ----------
Interest income        475      618         824
------------------  -------  -------  ----------
Interest expense       (12)     (13)        (11)
------------------  -------  -------  ----------
Grant income           596      578         569
------------------  -------  -------  ----------
Other income            20       74          41
------------------  -------  -------  ----------
TOTAL OTHER INCOME  $1,079   $1,257   $   1,423
------------------------------------------------

     Interest income received varies from year to year depending on the amount of cash we have available to invest and the interest rate prevailing at that time. The Company raised an additional net $11.0 million from the sale of equity during fiscal 2005, this significantly increased the total funds available to invest in fiscal year 2006. As a result interest income received increased 33.3% to $824,000.

     Grant income relates to the funding we receive for our drug discovery program under the AusIndustry START and Commercial Ready grants. The AusIndustry START grant expired on June 30, 2005. We applied, and were granted, another AusIndustry grant known as a Commercial Ready grant that will continue to partially fund our drug discovery program for the three years beginning August 2005. Grant income in the 2004 and 2005 financial years was received under the START grant, whereas the 2006 grant income was received under the Commercial
Ready grant. Both grants are based on a 50% re-imbursement of eligible expenditure, and therefore are directly related to level of expenditure incurred on this program. Grant income fell $9,000 in fiscal 2006 as the Start grant completed on June 30, 2005 and the Commercial Ready grant commenced in August 2005 resulting in less than 11 months of program expenditures being claimable.

     Income received from the Start grant fell $18,000 in fiscal 2005 a drop of 3% due to a decrease in program expenditure. We expect grant income to increase slightly over the levels of the last two fiscal years as we expect expenditure on this program to increase. As with the START grant the Commercial Ready grant is based on a 50% re-imbursement of eligible expenditure. The amount of this grant is capped at A$3.39 million.

     In fiscal 2007 we expect to derive rental income from sub-letting part of our corporate offices as we recently entered into a sub-lease contract.

     Income  Taxes

     As at June 30, 2006, we had net tax loss carry forwards of approximately $57.4 million, resulting in a deferred tax asset of approximately $17.4 million. We had net tax loss carry forwards of $54.5 million as at June 30, 2005. Since re-coupment of the carried forward tax loss is not more likely than not, a valuation allowance has been established to offset in full the deferred tax asset resulting in a net deferred asset of $nil.

ITEM 5.B.     LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents held as at June 30, 2006, 2005 and 2004 amounted to $11.6 million, $17.9 million and $9.9 million respectively.

     Sources of Liquidity

     Since inception, we have financed our operations primarily through public and private sales of equity securities totaling approximately $60.0 million in net proceeds. As at June 30, 2006, cash and cash equivalents totaled approximately $11.6 million and consisted primarily of highly liquid interest bearing investments, typically bank bills and investment grade commercial paper with maturities of three months or less. Investments are made in accordance with a Board approved Investment Policy. We believe that these investments do not constitute any material market risk exposure. All cash and cash equivalents held at June 30, 2006 were in Australian dollars.

     Cash Flows from Operating Activities

     We expended approximately $4.9 million in cash and cash equivalents during the twelve months ended June 30, 2005 to finance our net operating activities. This compares to $4.0 million and $3.8 million fiscal 2005 and 2004, respectively. The increase of $900,000 in net cash expended on operating activities in fiscal 2006 over fiscal 2005 was primarily due to receipts from customers declining $470,000 with the decline in contract manufacturing revenues and a $592,000 increase in payments to suppliers and employees, off-set by an increase in interest receipts of $193,000. The increase in net cash expended on operating activities in fiscal 2005 over fiscal 2004 was primarily due to the Life Sciences division contributing positive cash flows in fiscal 2004. The disposal of the Life Sciences division during fiscal 2004 reduced both receipts from customers and payments to suppliers and employees in fiscal 2005.

     Cash  Flows  from  Investing  Activities

     In fiscal 2006 and 2005 cash out-flows from investing activities totaled $849,000 and $157,000 respectively. The increase in fiscal 2006 related to primarily to items of plant & equipment purchased to scale-up the PI-88 manufacturing process. In fiscal 2004 net cash from investing activities was positive, and totaled $721,000, due to proceeds from the sale of the Life Sciences division.

     Cash  Flows  from  Financing  Activities

     Net cash provided by financing activities in 2006 of $75,000 relates to proceeds from the exercise of employee options. Net cash provided by financing activities in 2005 of $11.0 million reflected the receipt of $4.9 million in net proceeds through the exercise of bonus options granted to our shareholders on a one for eight pro rata basis in November 2003; $1.9 million in net proceeds from an Australian placement to institutional investors being the shortfall of options not exercised by the expiry date of May 31, 2005; and $4.2 million from the exercise of options granted to directors, employees and advisors. Net cash provided by financing activities in 2004 of $4.7 million included $3.6 million in net proceeds under an Australian placement to institutional and sophisticated investors and $1.1 million from the exercise of options granted to shareholders and directors and employees in November 2003.

     Funding  Requirements

     We  currently  have  no  material  commitments  for  capital  expenditures.

     We expect to incur substantial future commitments in light of our oncology clinical program and our drug discovery program. We are presently funding three Phase II multi-center clinical trials of PI-88 and one Phase Ib clinical trial of PI-166. We have plans to commence a Phase III multi-center, multi-country clinical trial of PI-88 in post-resection HCC patients within the next 12 months.

     Excluding the costs of a PI-88 Phase III clinical trial we expect to incur net costs of $2.35 million over the next two years on our current PI-88 clinical development program by which time all current trials are anticipated to have completed. In addition we expect to incur $113,000 on our current PI-166 Phase Ib trial.

     We are currently planning a Phase III clinical trial, including the trial design, the number of patients to be recruited and the countries and centers that will be involved. The expected costs to complete this trial will be known when the trial protocol design is finalised and we have appointed a contract research organisation to assist with the conduct of this multi-center, multi-country trial.

     Drug discovery is partially funded by a A$3.39 million AusIndustry Commercial Ready grant. This grant is for three years commencing August 2005. Over this period the Company's contribution to this program is expected to also be A$3.39 million.

     Our future cash requirements will depend on a number of factors, including: the design of the Phase III clinical trial of PI-88 in post-resection HCC, the scope and results of preclinical studies and clinical trials, continued progress of our research and development programs, including our in-licensing activities, our ability to successfully expand our contract manufacture services; our ability to generate revenue from the commercialization of PI-88, PI-166 and our drug discovery platform, and the availability of other financing.

     Based upon current and expected levels of cash expenditures, we believe that our existing cash and investments resources, approximately $8.98 million at November 30, 2006, will be adequate to satisfy the requirements of our current and planned operations through September 2007. Thereafter, to the extent that we are unable to generate cash from our operating or commercialization activities, we will be required to seek additional funding through the public or private sale of debt or equity securities. We may require additional financing before such time and we cannot be certain that we will have access to the capital markets for the sale of our securities on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities which could have a material adverse effect on our business, financial condition and results of operations.

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

ITEM 5.F.     TABULAR DISCLOSURE OF AGGREGATE CONTRACTUAL OBLIGATIONS

     As of June 30, 2006, we have known contractual obligations and commitments of $3,418,000. Of this amount $2,574,000 relates to sponsored research commitments and estimates to complete current trials of PI-88 and PI-166. The remaining $844,000 relates to the following: our current operating lease obligations including the lease of our premises ($344,000), repayment of our insurance premium funding ($318,000) and other commitments ($182,000) most of which relates to payment obligations under various consulting and advisory agreements.

     The following table sets forth our aggregate contractual obligations for the three years following June 30, 2006 (in thousands):

--------------------------------------------------------------------
                                           PAYMENTS DUE BY PERIOD
--------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS                 TOTAL    < 1 YEAR  1-3 YEARS
-------------------------------------  --------  --------  ---------
Operating leases                            344       173        171
-------------------------------------  --------  --------  ---------
Sponsored research and clinical trial
obligations and commitments               2,574     2,018        556
-------------------------------------  --------  --------  ---------
Insurance premium funding                   318       318          -
-------------------------------------  --------  --------  ---------
Other commitments                           182       182          -
-------------------------------------  --------  --------  ---------
TOTAL                                     3,418     2,691        727
--------------------------------------------------------------------

     We do not have any contractual obligations that extend beyond the next three years.

ITEM 6.     DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES

ITEM 6.A.   DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information about our directors and executive officers:

NAME                    AGE  POSITION
----------------------  ---  ----------------------------------------------
Stephen Chang            57  Executive Chairman
----------------------  ---  ----------------------------------------------
T. Justus Homburg        50  Managing Director
----------------------  ---  ----------------------------------------------
Prof. John R. Zalcberg   54  Non-Executive Director (1)
----------------------  ---  ----------------------------------------------
Patrick O. Burns         69  Non-Executive Director (1), (2)
----------------------  ---  ----------------------------------------------
Dr. Malvin L. Eutick     57  Non-Executive Director (1), (2)
----------------------  ---  ----------------------------------------------
Dr. Stanley S.C. Chang   50  Non-Executive Director
----------------------  ---  ----------------------------------------------
Dr. Anand Gautam         46  Vice President, Research and Development
----------------------  ---  ----------------------------------------------
Sarah J. Meibusch        29  Director, Business Development
----------------------  ---  ----------------------------------------------
Linton W. P. Burns       41  Chief Financial Officer and Company Secretary
----------------------  ---  ----------------------------------------------
Gregory M. Orders        49  General  Manager Manufacturing
----------------------  ---  ----------------------------------------------

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

     T. JUSTUS HOMBURG has served as our Managing Director since March 2006. His background includes over a decade in new technology commercialisation, strategic planning, corporate development and general management with Monsanto. Prior to joining the Company in January 2006 Mr Homburg spent three years as the CEO of the start-up biotechnology company, Chirogen Pty Ltd, based in Melbourne. Mr Homburg holds an MBA from the University of Washington with degrees from Iowa State University, Southern Illinois University, and The University of Utrecht.

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

     SARAH J. MEIBUSCH joined us in 2003 as Business Development Manager following a similar role at Pyxis Genomics, Inc, a private USA based biotechnology company. Ms. Meibusch was promoted to Director, Business Development in June 2005. She holds a Bachelor degree in Agricultural science from the University of Queensland and a Master of Professional Studies degree from Cornell University, USA.

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

ITEM 6.B.     COMPENSATION

     The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2006:

                                                                    Annual Compensation
                                           -----------------------------------------------------------------------
                                                     Directors'   Superannuation   Benefits &   Stock
Name and Principal Position                 Salary      Fees     Contributions     Allowances  Options     TOTAL
-----------------------------------------  --------  ----------  ----------------  ----------  --------
                                             (1)                        (2)                      (3)
                                           --------
Stephen Chang
  Chairman and Executive Director          221,003            -            22,750           -        -     243,753
T. Justus Homburg
  Executive Director and Managing
  Director (4)                             101,350            -             6,511           -   17,092     124,953
Lewis J. Lee
  Executive Director and Managing
  Director (5)                             199,681            -            16,504      14,150        -     230,335
Prof. John R. Zalcberg
  Non-Executive Director                         -       36,877             3,319           -        -      40,196
Patrick O. Burns
  Non-Executive Director                         -       40,196                 -           -        -      40,196
Dr. Malvin L. Eutick
  Non-Executive Director                         -       36,877             3,319           -        -      40,196
Dr. Stanley S.C. Chang
  Non-Executive Director                         -       40,196                 -           -        -      40,196
Linton W. P. Burns
  Chief Financial Officer and Company
  Secretary                                129,018            -            11,612           -   17,934     158,564
Gregory M. Orders
  General Manager Contract Manufacturing    74,786            -             6,730           -        -      81,516


Dr. Anand Gautam
  Vice President, Research and
  Development (6)                           84,663            -             7,620           -        -      92,282
Sarah Meibusch
  Director, Business Development            74,773            -             6,730           -        -      81,503
All directors and executive officers
    as a group (13 persons)                885,274      154,146            85,094      14,150   35,026   1,173,690

_______________
     (1) No part of the compensation shown was paid pursuant to a material bonus or profit-sharing plan.
     (2) We are obligated to contribute to various superannuation plans to provide pension, retirement or similar benefits under the Australian Superannuation Guarantee Legislation. Contributions are at set percentages of salaries and wages. We have no responsibility for the administration or performance of the superannuation plans. We have not established any superannuation plans.
     (3) During the 2006 fiscal year stock options were granted to certain executive officers under the terms of their contracts of employment. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the Company. The estimated value of these options is calculated at the date of grant using the Black-Scholes option pricing model.
     (4) Mr. Homburg was appointed Chief Operating Officer in January 2006 and was promoted to Chief Executive Officer and Managing Director in March 2006.
     (5)  Mr.  Lee  resigned  in  March  2006.
     (6)  Dr  Gautam  was  appointed  in  September  2005.

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

     - Oversight of the adequacy and effectiveness of the Company's internal controls over financial reporting and disclosure controls and procedures;

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

ITEM  6.D.     EMPLOYEES

     The number of persons, including executive directors, employed by the Company, as of June 30, 2006, 2005 and 2004, broken down by activity is shown below.

                                         AS OF JUNE 30,
                                   2004       2005      2006
Management and administration         10         9        13
Research and development              17        17        17
Sales and marketing                    -         -         -
Production and operations             13        15        14
TOTAL                                 40        41        44

     All our management and administration and sales and marketing employees and 8 of our research and development employees are based at our corporate offices in Toowong, Queensland, Australia. The remaining employees are based at our facility in Darra, Queensland, Australia. None of our employees are represented by a labor union, nor have we experienced work stoppages. We believe that our relations with our employees are good.

ITEM  6.E.     SHARE  OWNERSHIP

     The following table sets forth, for each director or senior executive of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company's outstanding share capital represented by such ownership interests as of December xx, 2006.

                                                                              NUMBER OF
                                                                           ORDINARY SHARES
                                                          PERCENTAGE OF       ISSUABLE
                                       NUMBER OF ISSUED  ISSUED ORDINARY     PURSUANT TO
NAME                                   ORDINARY SHARES      SHARES (1)         OPTIONS
-------------------------------------  ----------------  ----------------  ---------------
Stephen Chang                                   736,424              1.8%                -
T. Justus Homburg                                25,000                *           530,000
Prof. John R. Zalcberg                           15,849                *                 -
Patrick O. Burns                                    500                *                 -
Dr. Malvin L. Eutick                             15,000                *                 -
Dr. Stanley S.C. Chang                                                                   -
Anand Gautam                                          -                -                 -
Sarah J. Meibusch                                     -                -                 -
Linton W. P. Burns                                3,000                *            33,000
Gregory M. Orders                                     -                -                 -
All directors and executive officers
  As a group (10 persons)                       795,773             1.96%          563,000

*     Represents less than 1%.

(1)     Based on 40,594,293 issued ordinary shares as of December 6, 2006.

OPTION PLANS

     The following director and employee option plans were in existence during the fiscal year ending June 30, 2006. The plans are overseen by the Remuneration Committee which determines the terms under which eligible individuals may participate.

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

     In October 2000, our board of directors approved an employee option plan. All our employees and our executive and non-executive directors are eligible to participate in the plan. As approved by our shareholders in November 2000, all grants of options under the plan to employees who are not directors may be made without shareholder approval. The plan also provides that the minimum exercise price must be A$4.00 ($2.76) per share for initial grants under the plan and, thereafter, must equal the greater of A$4.00 ($2.76) or 125% of the weighted average market price of our ordinary shares as quoted on the Australian Stock Exchange for the ten business days prior to the option grant. During the 2006 fiscal year a total of 350,000 options to purchase ordinary shares expired unexercised on December 22, 2005 and options to purchase a total of 152,820 ordinary shares expired unexercised on February 28, 2006. As of December 5, 2006, there are no outstanding options under this plan.

     In November 2004, our shareholders approved the directors and employee option incentive plan. All our directors and all employees, whether full time or part time, are eligible to participate in this plan. The minimum exercise price of options granted under this plan shall not be less than the average closing share price as recorded on the Australian Stock Exchange in the five business days preceding the grant of those options. The expiry date of options issued under this plan can not exceed 10 years from the date of grant. During the fiscal year ended June 30, 2006 options to purchase a total of 63,000 ordinary shares were issued under this plan. These options were issued free of charge and had a weighted average exercise price of $2.28. Since June 30, 2006 a further 147,000 options were issued under this plan at a weighted average exercise price of $2.12. As of December 5, 2006 there were outstanding options to purchase an aggregate of 172,500 ordinary shares under this plan.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEMS 7.A.     MAJOR SHAREHOLDERS

     The table below shows all holders who, to the Company's knowledge, own, directly or indirectly, 5% or more of the Company's ordinary shares, as of December 2, 2004, December 13, 2005, and December 6, 2006 each being the most recent practicable date before reporting for the last three fiscal years.

                                            2004               2005               2006
-----------------------------------  -----------------  -----------------  -----------------
                                                  % OF               % OF               % OF
                                          # OF  ISSUED       # OF  ISSUED       # OF  ISSUED
NAME AND ADDRESS                        SHARES  SHARES     SHARES  SHARES     SHARES  SHARES
-----------------------------------  ---------  ------  ---------  ------  ---------  ------
SAC Capital Associates LLC
PO Box 58 Victoria House, The
Valley, Anguilla, BW1                      N/A                N/A          2,802,828    6.90
-----------------------------------  ---------  ------  ---------  ------  ---------  ------
Manifest Capital Management Pty
Ltd
Level 7, 139 Macquarie Street,
Sydney NSW 2000                            N/A          2,655,286    6.55  3,538,260    8.72
-----------------------------------  ---------  ------  ---------  ------  ---------  ------
AMP Limited
Level 24, 33 Alfred Street, Sydney
NSW 2000                                   N/A                N/A          2,975,268    7.33
-----------------------------------  ---------  ------  ---------  ------  ---------  ------
Medigen Biotechnology
Corporation
Building F, 14F, No.3, Yuancyu St,
Nangang District, Taipei City 115,
Taiwan (ROC)                         1,961,350    5.50  1,911,350    4.71  1,411,350    3.48
--------------------------------------------------------------------------------------------

     As of December 5, 2006, a total of 3,055,939 ordinary shares (or 7.53% of the total number of our ordinary shares then outstanding) were held by eight holders with registered addresses in the United States. Because certain of these ordinary shares were held by brokers or other nominees, the number of record or registered holders in the U.S. is not representative of the number of beneficial holders in the U.S. or of the residence of the beneficial holders.

     To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons severally or jointly, and we disclaim control by the companies, entities or individuals listed in the table above. We do not know of any arrangements in place that could result in a change in control of our company.

ITEM 7.B.     RELATED PARTY TRANSACTIONS

     Except as disclosed herein and elsewhere in this annual report, there were no material transactions to which we were a party and in which any of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) were involved since July 1, 2005.

     None of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) was indebted to us at any time since July 1, 2005.

ITEM 8.     FINANCIAL INFORMATION

ITEM 8.A.     FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

     Our audited financial statements and related notes for our fiscal years ended June 30, 2004, 2005 and 2006 are contained on pages F-1 through F-23 of this annual report.

EXPORT SALES

     The following table indicates the percent of revenues derived from export.

                              FOR THE YEARS ENDED JUNE 30,
                              2004        2005        2006
Contract manufacture          18.2%       13.8%       7.7%

     The percentage of contract manufacturing revenues derived from customers outside Australia fluctuates as these contracts are typically adhoc in nature.

     In fiscal 2006 we derived 76.2% of our total revenues from one Australian based customer. In fiscal 2005 we derived 78.3% of our total revenues from two Australian based customers. A contract with one of these customers completed during fiscal 2005. In fiscal 2005 we earned $425,000 in revenue from this contract, or 39.5% of total revenue (2004: $786,000 in revenue, being 56.3% of total revenue).

LEGAL PROCEEDINGS

     None.

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

ITEM 9.     THE OFFER AND LISTING

ITEM 9.C.     MARKETS

     The principal non-United States trading market for our ordinary shares is the Australian Stock Exchange, or the ASX, under the code "PGL". Our ordinary shares are also quoted on the Nasdaq Capital Market under the symbol "PGLA".

PRICE RANGE OF ORDINARY SHARES

     AUSTRALIAN STOCK EXCHANGE (ASX)

     The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

                                        TRADING
                        HIGH    LOW      VOLUME
                       ------  ------  ----------
Yearly Data:
-----------
  Fiscal year 2002. .  A$2.02  A$0.75   5,385,169
  Fiscal year 2003. .    1.25    0.50   3,310,777
  Fiscal year 2004. .    3.76    0.72  25,976,500
  Fiscal year 2005. .    6.22    2.04  23,242,125
  Fiscal year 2006. .    4.04    2.35  24,427,032
Quarterly Data:
--------------
  First Quarter 2004.    3.45    1.49  10,320,200
  Second Quarter 2004 .  3.76    2.75   7,832,200
  Third Quarter 2004. .  4.70    3.32   5,403,285
  Fourth Quarter 2004 .  6.22    4.35   6,891,832
  First Quarter 2005.    4.55    2.90   4,363,820
  Second Quarter 2005 .  3.66    2.04   6,583,188
  Third Quarter 2005.    3.14    2.35   3,476,989
  Fourth Quarter 2005 .  3.34    2.58   5,536,055
  First Quarter 2006.    3.64    2.65   6,525,938
  Second Quarter 2006 .  4.04    2.70   8,888,050
  Third Quarter 2006. .  3.00    2.52   3,336,609
Monthly Data:
------------
  June 2006 . . . . . .  3.34    2.70   1,862,615
  July 2006 . . . . . .  3.00    2.70     919,138
  August 2006 . . . . .  2.86    2.60   1,124,696
  September 2006. . . .  2.94    2.52   1,292,775
  October 2006. . . . .  3.55    2.78   1,405,038
  November 2006 . . . .  3.99    3.40   3,452,022

NASDAQ CAPITAL MARKET

     The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the NASDAQ Capital Market during the periods indicated:

                                       TRADING
                       HIGH    LOW     VOLUME
                       -----  -----  -----------
Yearly Data:
-----------
  Fiscal year 2002. .  $0.99  $0.41  $   948,645
  Fiscal year 2003. .   0.88   0.30    2,478,639
  Fiscal year 2004. .   3.24   0.51   18,534,500
  Fiscal year 2005. .   4.71   1.60    4,411,100
  Fiscal year 2006. .   3.15   1.71    1,628,400
Quarterly Data:
--------------
  First Quarter 2004.   3.11   1.12    7,084,100
  Second Quarter 2004   3.24   1.75    5,415,100
  Third Quarter 2004.   3.29   2.31    1,205,500
  Fourth Quarter 2004   4.71   3.15    1,822,000
  First Quarter 2005.   3.48   2.33      778,900
  Second Quarter 2005   2.70   1.60      604,700
  Third Quarter 2005    2.35   1.71      454,400
  Fourth Quarter 2005   2.50   1.86      289,900
  First Quarter 2006.   2.60   1.95      384,100
  Second Quarter 2006   3.15   2.05      500,000
  Third Quarter 2006.   2.19   1.81      147,000
Monthly Data:
------------
  June 2006 . . . . .   2.57   2.05       68,100
  July 2006 . . . . .   2.16   2.01       60,500
  August 2006 . . . .   2.19   1.95       50,500
  September 2006. . .   2.10   1.81       36,000
  October 2006. . . .   2.74   1.91       60,600
  November 2006 . . .   3.10   2.61      292,900

     On December 6, 2006, the closing sales price in U.S. Dollars of the ordinary shares as reported on the ASX and the NASDAQ Capital Market was $3.03 and $2.91, respectively.

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

Item  10.C.     Material  Contracts

     Information about material contracts, other than contracts entered into in the ordinary course of business, to which we are a party and which we have entered into during the two immediately preceding fiscal years are disclosed above in "Item 4. Information on the Company".

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

     Subject to certain exceptions for short-term and hedged positions, a dividend an individual receives on an ordinary share before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a "qualified dividend." A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) the Company is eligible for the benefits of a comprehensive income tax treaty with the U.S. that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ordinary shares are listed on the NASDAQ Capital Market. It is not clear whether that listing will qualify them as readily tradable on an established securities market in the United States. However, the Treaty satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, the Company believes that it should be a resident of Australia entitled to the benefits of the Treaty. However, because the facts relating to the Company's entitlement to the benefits of the Treaty can change over time, there can be no assurance that it will be entitled to the benefits of the Treaty for any taxable year. Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC, FPHC or FIC for U.S. federal income tax purposes for its June 30, 2006 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC, FPHC or FIC for its June 30, 2007 taxable year. Effective for taxable years of foreign corporations beginning after December 31, 2004, the rules relating to FPHCs and FICs are repealed. However, as described in the section below entitled "Passive Foreign Investment Company Rules," if the Company was a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The Internal Revenue Service takes the position that that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years. Even if the Company has not been a PFIC in any prior year and is not currently a PFIC, because the composition of the Company's income and assets will vary over time, there can be no assurance that it will not be considered a PFIC for any taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries though whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. Holders shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

PASSIVE  FOREIGN  INVESTMENT  COMPANY  RULES

     A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company's audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its June 30, 2006 taxable year. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its June 30, 2007 taxable year.

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

ITEM  11.     QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

     The primary objective of our investment activities is to preserve principal and, at the same time, maximize income without significantly increasing risk. At June 30, 2006, our cash and cash equivalents consisted primarily of highly liquid investments with maturities of three months or less. We believe that these investments do not constitute any material market risk exposure.

     In fiscal 2006 the majority of our operating expenses were denominated in Australian dollars. From time to time, in order to reduce our exposure to foreign currency exchange rate risks, we buy and hold foreign currencies to cover our operating expenses denominated in those currencies. We also, from time to time, attempt to hedge our currency exchange risk. At June 30, 2006, we were not a party to any foreign currency hedging or other derivative financial instruments.

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

                                     PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.     CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

     An evaluation as of June 30, 2006 was carried out under the supervision and with the participation of the Company's management, including its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported as and when required and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company's most recent fiscal year. No changes in the Company's internal controls over financial reporting occurred during the period covered by this report that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Not applicable.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

     Not applicable.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     In connection with the audits of our fiscal years ended June 30, 2006 and 2005, Ernst & Young, the Company's independent auditors, informed our audit committee that they consider the following matters represent material weaknesses in the operation of our internal control over financial reporting:

     -    The  financial  statement  close  process  and  knowledge  of US GAAP.

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

ITEM 16B.     CODE OF ETHICS

     We have adopted a code of ethics that applies to our executive directors and chief financial officer. A copy of this Code of Ethics is available on the Company's website at www.progen.com.au.
                     -----------------

     No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended June 30, 2006.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The aggregate fees and expenses for professional services rendered by our principal accountant, Ernst & Young, for the audit of our annual financial statements for the years ended June 30, 2005 and 2006 and for other listed services rendered in those years are set forth in the following table:

------------------------------------------
                            2005      2006
----------------------  --------  --------
Audit Fees              $129,040  $116,288
----------------------  --------  --------
Audit-Related Fees (1)         -         -
----------------------  --------  --------
Tax Fees (2)                   -         -
----------------------  --------  --------
All Other Fees (3)             -         -
----------------------  --------  --------
TOTAL FEES              $129,040  $116,288
------------------------------------------

(1) There were no assurance and related services rendered by our principal accountant related to the performance of the audit or review of our financial statements which have not been disclosed under audit fees above.

(2) There were no professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(3) There were no other professional services rendered by our principal accountant.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

     All audit and non-audit services performed by our independent auditors must be specifically pre-approved by our audit committee. Consistent with this policy, for the year ended June 30, 2006, all audit and non-audit services initiated by Ernst & Young were pre-approved by our audit committee.

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

ITEM 17.     FINANCIAL STATEMENTS

     Not Applicable.

ITEM 18.     FINANCIAL STATEMENTS

     FINANCIAL STATEMENTS - INDEX TO FINANCIAL STATEMENTS

     Report of Independent Registered Public Accounting Firm. . . . . . . . .  F-1
     Balance Sheets as of June 30, 2005 and 2006. . . . . . . . . . . . . . .  F-2
     Statements of Income for the years ended June 30, 2004, 2005 and 2006. .  F-3
     Statements of Changes in Stockholders' Equity for the years ended June 30, 2004, 2005 and 2006 . . . . . . . . . . . . . . . . . . .  F-4
     Statements of Cash Flow for the years ended June 30, 2004, 2005 and 2006  F-6
     Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . .  F-8 through
                                                                               F- 23

ITEM 19.     EXHIBITS

Exhibit Number   Description
--------------   -----------
4(b)(iv)(1)      2004 addendum to Lease 2806 Ipswich Road Darra *
4(b)(iv)(2)      2005 Lease 16 Benson Street Toowong *
4(c)(1)          Employment agreement dated  between Progen Industries Limited and T
                 Justus Homburg (1)
4(c)(2)          Employment agreement dated August 5, 2004 between Progen Industries
                 Limited and Linton Burns *
4(c)(3)          Progen Industries Limited Directors and Employee Option Incentive Plan
                 Rules for the directors and employees incentive scheme approved by a resolution of shareholders at the annual general meeting of the Company held on November 30, 2004 *
12.1             Certification of T. Justus Homburg under Rule 13a-14(a) (1)
12.2             Certification of Linton W. P. Burns under Rule 13a-14(a) (1)
13               Certification of T. Justus Homburg and Linton W. P. Burns under Section
                 1350 of Chapter 63 of Title 18 of the United States Code (1)

* Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 20, 2004.
(1)  Filed herewith

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        PROGEN INDUSTRIES LIMITED

                                        By: /s/ T. Justus Homburg
                                            ------------------------------
                                            T. Justus Homburg
                                            Managing Director

Dated:  December 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PROGEN INDUSTRIES LIMITED

We have audited the accompanying balance sheets of Progen Industries Limited as of June 30, 2006 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progen Industries Limited at June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.


Ernst & Young
Brisbane, Australia
December 19, 2006


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


BALANCE SHEETS                                                  (U.S. DOLLARS)
------------------------------------------------------------------------------

                                                           JUNE 30,
                                                          2005           2006
ASSETS:
CURRENT ASSETS:
  Cash and cash equivalents                       $ 17,851,895   $ 11,588,471
  Accounts receivable                                  184,912        112,781
  Prepaid expenses                                      29,459        327,860
                                                  -------------  -------------

TOTAL CURRENT ASSETS                                18,066,266     12,029,112
                                                  -------------  -------------

NON-CURRENT ASSETS:
  Restricted term deposits                               9,906         63,291
  Property and equipment - net                         692,083      1,066,482
                                                  -------------  -------------

TOTAL NON-CURRENT ASSETS                               701,989      1,129,773
                                                  -------------  -------------

TOTAL ASSETS                                      $ 18,768,255   $ 13,158,885
                                                  =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:
  Accounts payable                                $    885,352   $    922,748
  Accrued employee benefits                            190,305        193,661
  Deferred grant income                                      -         53,461
                                                  -------------  -------------

TOTAL CURRENT LIABILITIES                            1,075,657      1,169,870
                                                  -------------  -------------

NON-CURRENT LIABILITIES:
  Accrued employee benefits                             88,177         55,579
  Deferred grant income                                      -         37,965
  Asset retirement obligation                           81,797        103,084
                                                  -------------  -------------

                                                       169,974        196,628
                                                  -------------  -------------

TOTAL LIABILITIES                                    1,245,631      1,366,498
                                                  -------------  -------------

COMMITMENTS AND CONTINGENCIES                                -              -

STOCKHOLDERS' EQUITY:
Capital stock, ordinary shares, no par value;
40,556,793 and 40,589,793 issued and outstanding
in 2005 and 2006 respectively                       59,907,735     60,017,537

Accumulated deficit                                (43,508,429)   (48,735,611)

Accumulated other comprehensive income               1,123,318        510,461
                                                  -------------  -------------

TOTAL STOCKHOLDERS' EQUITY                          17,522,624     11,792,387
                                                  -------------  -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $ 18,768,255   $ 13,158,885
                                                  =============  =============

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


STATEMENTS OF INCOME                                                             (U.S. DOLLARS)
-----------------------------------------------------------------------------------------------

                                                                 YEARS ENDED JUNE 30,
                                                              2004          2005          2006
REVENUE FROM SERVICES                                  $ 1,394,589   $ 1,076,308   $   676,975

COST OF SERVICES                                           373,266       253,276        34,080

COST OF OPERATIONS:

  Research and development                               3,061,120     2,712,427     3,151,595
  Selling, general and administrative expenses           2,616,728     2,953,886     2,879,906
  Depreciation                                             463,456       428,891       398,043
  Other costs of operations                                 79,344       397,416       697,915
  Rentals on operating leases                               78,583        91,329       165,715
                                                       ------------  ------------  ------------

  TOTAL COST OF OPERATIONS                               6,299,231     6,583,949     7,293,174
                                                       ------------  ------------  ------------

LOSS FROM OPERATIONS                                    (5,277,908)   (5,760,917)   (6,650,279)
                                                       ------------  ------------  ------------

OTHER INCOME (EXPENSES):

  Interest income                                          474,589       617,822       824,596
  Interest expense                                         (12,437)      (12,923)      (10,938)
  Grant income                                             596,522       577,756       568,665
  Other income                                              20,113        29,948        40,774
                                                       ------------  ------------  ------------

TOTAL OTHER INCOME                                       1,078,787     1,212,603     1,423,097
                                                       ------------  ------------  ------------

NET LOSS FROM CONTINUING OPERATIONS                     (4,199,121)   (4,548,314)   (5,227,182)

DISCONTINUED OPERATIONS

  Income from operations of Life Sciences division
  (including profit on disposal of $486,402)               654,666             -             -
                                                       ------------  ------------  ------------

NET LOSS                                               $(3,544,455)  $(4,548,314)  $(5,227,182)
                                                       ============  ============  ============

NET LOSS PER ORDINARY SHARE (BASIC AND DILUTED)

  Continuing operations                                $     (0.13)  $     (0.13)  $     (0.13)
  Discontinued operations                              $      0.02             -             -
                                                       ------------  ------------  ------------

NET LOSS PER ORDINARY SHARE (BASIC AND DILUTED)        $     (0.11)  $     (0.13)  $     (0.13)
                                                       ============  ============  ============

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING USED IN
THE CALCULATION OF NET LOSS PER SHARE                   32,675,867    35,709,343    40,560,782
                                                       ============  ============  ============

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                                                         (U.S. DOLLARS)
--------------------------------------------------------------------------------------------------------------------

                                                                                           ACCUMULATED
                                               NUMBER OF                                         OTHER
                                                ORDINARY                  ACCUMULATED    COMPREHENSIVE
                                                  SHARES        AMOUNT        DEFICIT    INCOME (LOSS)         TOTAL
                                              ----------  ------------  -------------  ---------------  ------------
BALANCE - JUNE 30, 2003                       30,099,223  $44,153,011   $(35,415,660)  $     (232,409)  $ 8,504,942
Other comprehensive income:
Translation adjustment                                 -            -              -          257,098       257,098
                                                                                                        ------------
Net loss                                               -            -     (3,544,455)               -    (3,544,455)
                                                                                                        ------------
Comprehensive loss                                     -            -              -                -    (3,287,357)
Issuance of ordinary shares                    3,800,000    3,797,682              -                -     3,797,682
Share issue costs                                      -     (190,467)             -                -      (190,467)
Options issued under the Directors and
Employees Incentive Scheme (2003) and
exercised by directors and employees             199,756      356,489              -                -       356,489

Options issued under the 2003 Prospectus and
exercised by shareholders                        422,086      753,266              -                -       753,266
                                              ----------  ------------  -------------  ---------------  ------------
BALANCE - JUNE 30, 2004                       34,521,065  $48,869,981   $(38,960,115)  $       24,689   $ 9,934,555

Other comprehensive income:
Translation adjustment                                 -            -              -        1,098,629     1,098,629
                                                                                                        ------------
Net loss                                               -            -     (4,548,314)               -    (4,548,314)
                                                                                                        ------------
Comprehensive loss                                     -            -              -                -    (3,449,685)
Issuance of ordinary shares                    1,219,015    2,296,380              -                -     2,296,380
Share issue costs                                      -     (349,259)             -                -      (349,259)
Options issued under the Directors and
Employees Incentive Scheme (2003) and
exercised by directors and employees           1,528,211    2,878,844              -                -     2,878,844
Options issued under the 2003 Prospectus and
exercised by shareholders                      2,588,502    4,876,220              -                -     4,876,220
Options issued to an advisor and exercised       700,000    1,318,660              -                -     1,318,660
Fair value of options issued to a consultant           -       16,909              -                -        16,909

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)                                             (U.S. DOLLARS)
--------------------------------------------------------------------------------------------------------------------

                                                                                           ACCUMULATED
                                               NUMBER OF                                         OTHER
                                                ORDINARY                  ACCUMULATED    COMPREHENSIVE
                                                  SHARES        AMOUNT        DEFICIT    INCOME (LOSS)         TOTAL
                                              ----------  ------------  -------------  ---------------  ------------
BALANCE - JUNE 30, 2005                       40,556,793  $ 59,907,735  $(43,508,429)  $    1,123,318   $17,522,624
Other comprehensive income:
Translation adjustment                                 -             -             -         (612,857)     (612,857)
                                                                                                        ------------
Net loss                                               -             -    (5,227,182)               -    (5,227,182)
                                                                                                        ------------
Comprehensive loss                                                                                       (5,840,039)
Options issued under the Directors and
Employees Incentive Scheme (2004) and
exercised by employees                            33,000        74,776             -                -        74,776
Fair value of options issued to employees              -        35,026             -                -        35,026
                                             -----------  ------------  -------------  ---------------  ------------

BALANCE - JUNE 30, 2006                       40,589,793    60,017,537   (48,735,611)         510,461    11,792,387
                                             ===========  ============  =============  ===============  ============

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


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


STATEMENTS OF CASH FLOWS                                                        (U.S. DOLLARS)
----------------------------------------------------------------------------------------------

                                                                    YEARS ENDED
                                                                      JUNE 30,
                                                             2004          2005          2006
OPERATING ACTIVITIES:

Receipts from customers                               $ 2,922,447   $ 1,575,552   $   934,679
Payments to suppliers and employees                    (7,611,601)   (6,637,662)   (7,237,475)
Receipt of government grant                               447,181       455,905       626,878
Interest received                                         474,589       617,822       810,799
Interest paid                                             (12,437)      (12,923)      (10,963)
Other operating cash receipts                               2,115             -             -
                                                      ------------  ------------  ------------

NET CASH - OPERATING ACTIVITIES                        (3,777,706)   (4,001,306)   (4,876,082)
                                                      ------------  ------------  ------------

INVESTING ACTIVITIES:
Proceeds from sale of property and equipment               17,998         6,029             -
Proceeds from sale of discontinued operation              838,622             -             -
Purchase of restricted term deposits                            -             -       (55,106)
Purchase of property and equipment                       (135,577)     (163,357)     (793,623)
                                                      ------------  ------------  ------------

NET CASH - INVESTING ACTIVITIES                           721,043      (157,328)     (848,729)
                                                      ------------  ------------  ------------

FINANCING ACTIVITIES:
Proceeds from share issues                              3,797,682     2,296,380             -
Share issue costs                                        (190,467)     (349,259)            -
Proceeds from exercise of options                       1,109,755     9,073,724        74,776
                                                      ------------  ------------  ------------

NET CASH - FINANCING ACTIVITIES                         4,716,970    11,020,845        74,776
                                                      ------------  ------------  ------------

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS      223,507     1,104,028      (613,389)
                                                      ------------  ------------  ------------

NET INCREASE/(DECREASE) IN CASH AND CASH
EQUIVALENTS                                             1,883,814     7,966,239    (6,263,424)

CASH AND CASH EQUIVALENTS AT BEGINNING OF
YEAR                                                    8,001,842     9,885,656   $17,851,895
                                                      ------------  ------------  ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR              $ 9,885,656   $17,851,895   $11,588,471
                                                      ============  ============  ============

See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


STATEMENTS OF CASH FLOWS                                                                   (U.S. DOLLARS)
---------------------------------------------------------------------------------------------------------

                                                                             YEARS ENDED
                                                                               JUNE 30,
                                                                        2004          2005          2006
RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASH
USED IN OPERATING ACTIVITIES:

  Operating loss after income tax                                $(3,544,455)  $(4,548,314)  $(5,227,182)
  Proceeds from sale of discontinued operation                      (838,622)            -             -

  Non-cash items:
  Depreciation                                                       463,720       428,891       398,043
  (Gain) / loss on sale of property and equipment                     (2,115)        9,852             -
  Cost of share options                                                    -             -        34,878
  Other non cash items                                                     -        11,335       (18,079)

  Net change in operating assets and liabilities:

  (Increase)/decrease in operating assets:
    Accounts receivable                                              149,077       162,000        65,954
    Prepaid expenses                                                 (50,119)       92,475      (306,911)
    Inventory                                                        568,467             -             -

  Increase/(decrease) in operating liabilities:
    Accounts payable                                                (559,621)     (261,152)       76,268
    Accrued employee benefits                                         35,962        21,810       (18,011)
    Deferred revenue                                                       -             -        93,646
    Asset retirement obligation                                            -        81,797        25,312
                                                                 ------------  ------------  ------------

  NET CASH USED IN OPERATING ACTIVITIES                          $(3,777,706)  $(4,001,306)  $(4,876,082)
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

We have no therapeutic products currently available for sale and do not expect to have any therapeutic products commercially available for sale for a period of years, if at all. These factors indicate that our ability to continue research and development activities is dependent upon the ability of our management to obtain additional financing as required.

Our principal executive offices are located at 16 Benson Street, Toowong, Queensland 4066, Australia. The Company also maintains and operates an approximate 11,200 square foot fully-integrated pharmaceutical raw material manufacturing facility in leased premises at Darra, a suburb of Brisbane, Australia. The facility has the capability to develop and manufacture therapeutic products for worldwide markets and consists of 15 modular laboratories.

BASIS  OF  PRESENTATION
These financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and are presented in U.S. dollars.

CASH  AND  CASH  EQUIVALENTS
Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. For the purposes of the cash flow statement, cash includes cash and cash equivalents as defined above, net of outstanding drafts.

RESTRICTED  TERM  DEPOSITS
As at June 30, 2006, we held restricted term deposits amounting to $63,291 under bank guarantees relating to the Company's leased premises.

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

Classes  of  property  and  equipment  and  related useful lives are as follows:

                                         ESTIMATED
     ASSET                              USEFUL LIFE
                                           YEARS
     Machinery and equipment               5-10
     Furniture and fixtures                3-10
     Leasehold improvements                3- 6

REVENUE  RECOGNITION
The Company generates revenue principally from the provision of contract manufacturing services.

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

GOVERNMENT  GRANT  INCOME
Government grants, which support the Company's research efforts in specific projects, generally provide for reimbursement of approved costs incurred. Grant receipts are recognised as income when research and development expenditure to which the particular grant relates has been incurred. Advance payments received are classified as deferred income until earned.

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

STOCK-BASED  COMPENSATION
The Company currently sponsors stock option plans. Prior to July 1, 2005 the Company accounted for its stock option plans in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees and related interpretations ("APB 25") and adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 Accounting for Stock-Based Compensation ("SFAS 123"). Under APB 25, the Company recognized compensation expense for stock option grants on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. Unearned compensation expense was charged against operations ratably over the vesting period of the options. For disclosure purposes under SFAS 123, stock options were valued at the measurement date using the Black-Scholes option valuation model and compensation costs were recognized ratably over the vesting period.

Effective July 1, 2005, the Company adopted the requirements of SFAS 123 (revised 2004), Share-Based Payments ("SFAS 123R") using the "modified prospective" method thereby recognising the compensation cost in the financial statements for all share-based payments granted after that date, and based on the requirements of SFAS 123, for all unvested awards granted prior to the effective date of SFAS 123R.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

STOCK-BASED  COMPENSATION  (CONTINUED)
The Company currently utilizes a standard option pricing model to measure the fair value of stock options granted to employees.

Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force consensus No 98-18, "Accounting for
                                                                  --------------
Equity  Instruments that are issued to Other than Employees for Acquiring, or in
--------------------------------------------------------------------------------
Connection with  Selling  Goods or Services", and valued using a standard option
---------------------------------------------
pricing  model.

Compensation cost for stock options granted to non-employees is measured at the fair value of stock options as calculated using a standard option valuation model and are expensed over the period in which the options vest.

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation for the years ended June 30, 2004 and 2005:

                                                     2004          2005
          Net Loss, as reported                  $(3,544,455)  $(4,548,314)

          Add: Total stock-based employee
          compensation expense determined
          under fair value based method for all
          awards                                    (424,027)      (53,086)

                                                 ------------  ------------
          Pro forma net loss                     $(3,968,482)  $(4,601,400)
                                                 ============  ============

          Net loss per share
            Basic - as reported                  $     (0.11)  $     (0.13)
            Basic - pro forma                    $     (0.12)  $     (0.13)

            Diluted - as reported                $     (0.11)  $     (0.13)
            Diluted - pro forma                  $     (0.12)  $     (0.13)

Actual stock compensation expense included in net loss as reported and determined under APB 25 was nil for 2004 and 2005.

NET  LOSS  PER  SHARE
Basic and diluted net loss per share has been calculated by dividing net loss by the weighted average ordinary shares outstanding during the periods.

Stock options have not been included in the computation of net loss per share in the periods presented as their effect is anti-dilutive. For additional disclosures regarding stock options see Note 12.

FOREIGN  CURRENCY  TRANSACTIONS
Foreign currency transactions are initially remeasured to Australian currency at the rate of exchange at the date of the transaction. At the balance sheet date amounts payable and receivable in foreign currencies are remeasured to Australian currency at rates of exchange current at that date. Resulting exchange differences are included in earnings.

FOREIGN  CURRENCY  TRANSLATION
The Australian dollar is the functional currency for the Company. Balance sheet amounts (other than equity accounts) denominated in Australian dollars have been translated into United States dollars using the year end rate of exchange. Operating results denominated in Australian dollars have been translated into U.S. dollars using the average rate of exchange. Equity accounts are translated at historic rates. Gains or losses resulting from such translation are included as a component of comprehensive income / (loss).


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

ACCOUNTING  ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates. Accounting estimates have been applied to calculate accruals for employee entitlements, asset retirement obligations, and expenses for stock-based compensation.

FINANCIAL  INSTRUMENTS
The fair values of financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximate their carrying value due to their short term nature. Refer to Note 15 for further details.

INVESTMENTS
Investments in which the Company has the ability to exercise significant influence are accounted for in accordance with APB No 18. "The Equity Method of
                                                            --------------------
Accounting for Investments in Common Stock". Under the equity method the Company
------------------------------------------
records its share of the earnings or losses of an investee in the income statement and an investment in common stock in the balance sheet. The Company's investment in associates is not reduced below zero where the Company has no obligation to fund liabilities beyond its initial investment.

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

IMPAIRMENT
Pursuant  to guidance established in SFAS 144, "Accounting for the Impairment or
                                                --------------------------------
Disposal  of  Long-Lived Assets", the Company evaluates if long lived assets are
-------------------------------
impaired whenever indicators of impairment are present. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Management also re-evaluates the periods of amortisation to determine whether subsequent events and circumstances warrant revised estimates of useful lives. The Company did not deem any of its long-lived assets to be impaired, and for the years ended June 30, 2006, 2005 and 2004 no impaired adjustment was recorded.

ASSET  RETIREMENT  OBLIGATIONS
In January 2003, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires legal
       -----------------------------------------------
obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. Upon initial recognition of a liability, the costs are capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. Changes in asset retirement estimates are capitalized as part of the long-lived asset and expensed prospectively over the useful life of the asset. The discount rate used when estimating the fair value of the asset retirement obligation is a credit-adjusted risk-free interest rate with the same expected maturity as the removal obligation.

INCOME  TAXES
The  Company  accounts  for  income  taxes under the provisions of SFAS No. 109:
Accounting for Income Taxes ("SFAS 109"). SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that it includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will be not realized.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

COMPARATIVES
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

RECENT  ACCOUNTING  PRONOUNCEMENTS
Accounting  Changes  and  Error  Corrections
In  May  2005,  the  FASB  issued  SFAS  No.  154,  Accounting Changes and Error
                                                    ----------------------------
Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS
-----------
154"). SFAS 154 provides guidance on the accounting for and reporting of accounting changes, including changes in principle, accounting estimates, and the reporting entity, as well as, corrections of errors in previously issued financial statements. SFAS 154 requires retrospective application of voluntary changes in accounting principle to prior period financial statements, unless it is impracticable to do so. SFAS 154 also provides that a change in accounting estimate that is affected by a change in accounting principle is accounted for as a change in estimate. SFAS 154 carries forward from APB 20, Accounting
                                                                      ----------
Changes,  the  reporting for a correction of an error, a change in the reporting
-------
entity, and the requirement to justify a voluntary change in accounting principle on the basis of preferability. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early adoption permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS 154 was issued. The Company plans to adopt this pronouncement in fiscal year beginning July 1, 2006 and does not believe the adoption of SFAS 154 will have a material effect on the financial statements.

Uncertainty  in  Income  Taxes
In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, Accounting for
                                                                  --------------
Uncertainty  in  Income Taxes, an interpretation of SFAS No. 109, Accounting for
-----------------------------
Income Taxes ("FIN 48"). FIN 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109. This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. The guidance contained in FIN 48 is also applicable to pass-through entities, non-taxable entities, and entities whose tax liability is subject to 100 percent credit for dividends paid. FIN 48 utilizes the following two-step approach for evaluating tax positions: recognition (step one) and measurement (step two). Step one occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained on examination. Step two is only addressed if step one has been satisfied. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more-likely-than-not to be realized on ultimate settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 requires expanded disclosures, including a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period, unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company plans to adopt this pronouncement in fiscal year beginning July 1, 2007 and does not believe the adoption of FIN 48 will have a material effect on the financial statements.

Fair  Value  Measurements
In  September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS
                                                  -----------------------
157"). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED) would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company plans to adopt this pronouncement in fiscal years beginning July 1, 2008 and does not believe the adoption of SFAS 157 will have a material effect on the financial statements.

2.     CONCENTRATIONS  OF  CREDIT  RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company invests cash and cash equivalents which are not required for immediate operating needs, and for its investment trading program with various high credit quality financial institutions located in Australia. The Company extends credit to its customers which results in accounts receivable arising from its normal business activities. The Company does not require collateral from its customers or investees, but routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, believes that its receivable credit risk exposure is limited given there is no concentration of customers.

3.     ACCOUNTS  RECEIVABLE

Accounts  receivable  consists  of  the  following:

                                                 JUNE 30,
                                           -------------------
                                                2005      2006
Amounts receivable from trade customers    $  11,335  $  1,100
Interest receivable                           75,119    58,504
Amounts receivable from related parties       32,424    35,405
Accrued other receivables                     66,034    17,772
                                           ---------  --------
                                           $ 184,912  $112,781
                                           =========  ========

Amounts receivable from related parties have the same terms and conditions as amounts receivable from trade customers, which are non-interest bearing and generally on 30 day terms (see Note 9).

4.     INVESTMENTS  ACCOUNTED  FOR  USING  THE  EQUITY  METHOD

Effective May 31, 2000, Progen entered into an agreement with Medigen Biotechnology Corporation ('MBC'), a company incorporated in Taiwan, in relation to the co-development and commercialisation of PI-88 (the 'Alliance Agreement'). Under the Alliance Agreement, MBC will fund and conduct, at no cost to Progen, several Phase II clinical trials in respect of PI-88. These trials are in addition to the trials to be undertaken by Progen. In return MBC is entitled to receive 15% of Progen's future PI-88 revenues generated from cancer and cardiovascular diseases. In addition, MBC has the right to negotiate the funding and conduct of several Phase III clinical trials. In accordance with the Alliance Agreement, Progen is to supply PI-88 to MBC free of charge for the designated trials and provide technical know-how to assist MBC with the conduct of the trials. During the current year, Progen provided 5,911 vials of PI-88 to Medigen at a total cost to the Company of $98,000.

In connection with the Alliance Agreement under a separate Share Subscription Agreement on November 6, 2000, the Company issued 2.75 million fully paid ordinary shares to MBC at an issue price of $2.09 per share. In addition, under the Alliance Agreement Progen was issued 19.9% of MBC's issued common equity at no cost and with certain anti-dilution rights. As at June 30, 2006, and June 30, 2005 Progen holds 15,176,525 common shares in MBC. The Company accounts for the investment in MBC under the equity method of accounting.

On April 28, 2005, Progen and MBC agreed to amend the terms of the Alliance Agreement in that Progen agreed to waive the requirement for MBC to conduct one of the Phase II trials outlined in the Alliance Agreement. In return MBC agreed to fund 50%, up to A$1 million, of the recently initiated Phase II melanoma clinical trial (PI-88 in combination with dacarbazine). Due to recurring losses subsequent to our initial investment in MBC, the carrying value of this investment as of June 30, 2006 and 2005 is $nil.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


5.     PROPERTY  AND  EQUIPMENT

Property  and  equipment  consists  of  the  following:

                                                              JUNE 30,
                                                     --------------------------
                                                            2005          2006
          Machinery and equipment                    $ 3,454,666   $ 3,361,475
          Furniture and fixtures                         342,318       257,523
          Leasehold improvements                         534,304       574,544
                                                     ------------  ------------

                                                       4,331,288     4,193,542
          Accumulated depreciation and amortization   (3,639,205)   (3,127,060)
                                                     ------------  ------------

          PROPERTY AND EQUIPMENT, NET                $   692,083   $ 1,066,482
                                                     ============  ============

Depreciation expense related to property and equipment amounted to $463,456, $428,891, and $398,043 for the years ended June 30, 2004, 2005, and 2006 respectively.

6.     DISCONTINUED  OPERATIONS

On November 11, 2003, Progen announced the sale of the Company's Life Science business segment to Global Science and Technology Ltd (GST), a subsidiary of New Zealand based EBOS Ltd.

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

The  sale  was  completed  on  November  28,  2003.

FINANCIAL PERFORMANCE INFORMATION OF THE LIFE SCIENCE DIVISION FOR THE YEAR ENDED 2004:

          Proceeds for sale of business            $  838,622
                                                   ===========

          Revenue from ordinary activities          1,096,897
          Expenses from ordinary activities          (928,636)
          Profit on disposal of business activity     486,405
                                                   -----------
          Profit before income tax                    654,666
          Income tax                                        -
                                                   -----------
          INCOME FROM DISCONTINUED OPERATIONS      $  654,666
                                                   ===========


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


7.     INCOME  TAXES

At June 30, 2006 the Company had net operating tax loss carry-forwards of approximately $57,360,000 (2005: $54,463,000) which are indefinite as to use unless it is unable to comply with the recognition criteria for carrying forward tax losses under Australian taxation laws. The Company also has capital losses for which no deferred tax asset is recognized on the balance sheet that arose in Australia of $721,000 (2005: $721,000) and are available indefinitely for offset against future capital gains of a similar nature subject to continuing to meet relevant statutory tests. As a result of these tax loss carry-forwards, the Company has significant deferred tax assets, however due the Company's lack of earnings history, realization of these deferred tax assets is not more likely than not, therefore the deferred tax assets have been fully offset by a valuation allowance.

The change in the valuation allowance and the corresponding change in the deferred tax asset amounted to $869,000, $2,989,000, and $1,434,000 for the years ended June 30, 2006, 2005 and 2004 respectively.

The  tax  loss  carry-forward  can  be  reconciled  as  follows:

                                                    2005         2006
Opening tax loss carry-forward               $44,504,000  $54,463,000
Current year tax loss                          5,408,000    5,422,000
Effect of foreign currency translation         4,551,000   (2,525,000)
                                             -----------  ------------

Gross tax loss                               $54,463,000  $57,360,000
                                             ===========  ============

DEFERRED  INCOME  TAX
Deferred  income  tax  at  June  30  relates  to  the  following:

                                                                   2005           2006
Deferred tax liabilities
Current deferred tax liabilities
Interest on short-term investments                              (22,860)       (17,551)
                                                           -------------  -------------
Deferred tax liabilities                                        (22,860)       (17,551)
                                                           -------------  -------------

Deferred tax assets
Current deferred tax asset
Sundry creditors and accruals                                    44,958         63,545
Employee benefits                                                65,380         60,085
Noncurrent deferred tax asset
Depreciation                                                    140,970        172,066
Employee benefits                                                18,440         15,021
Asset retirement obligation                                           -         29,934
Sec 40-880 costs                                                 98,298         67,712
Patent costs                                                     65,532         69,888
Losses available for offset against future taxable income    16,144,282     16,963,202
                                                           -------------  -------------
Gross deferred tax asset                                     16,577,860     17,441,453
Valuation allowance                                         (16,555,000)   (17,423,902)
Deferred tax asset                                               22,860         17,551
                                                           -------------  -------------

Net deferred income tax assets                             $          0   $          0
                                                           =============  =============

Reconciliation of income tax expense attributable to continuing operations and income tax expense resulted from applying the statutory tax rate to pre-tax income from continuing operations:

                                            2004          2005         2006
Tax at  30% Australian tax rate         $ 1,063,336   $ 1,364,494   $1,568,155
Permanent differences:
  Non deductible items                      (64,036)      (31,189)     (65,078)
  Additional deductions                           -       237,064      162,918
Effect of foreign exchange translation      434,700     1,418,631     (796,995)
                                        ------------  ------------  -----------
Net tax loss                              1,434,000     2,989,000      869,000
Change in valuation allowance            (1,434,000)   (2,989,000)    (869,000)
                                        ------------  ------------  -----------
Tax expense                             $         0   $         0   $        0
                                        ============  ============  ===========

The Company's deferred income tax balance and the difference between income tax computed at the Australian statutory rate and income tax expense is primarily the result of tax losses carry-forward.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED


8.     ACCOUNTS  PAYABLE

Accounts  payable  consists  of  the  following:

                                                    JUNE 30,
                                               -------------------
                                                    2005      2006
          Trade accounts payable               $ 672,450  $745,275
          Accrued employee benefits and taxes    212,902   177,473
                                               ---------  --------
                                               $ 885,352  $922,478
                                               =========  ========

9.     RELATED  PARTY  DISCLOSURES

Stanley Chang, a director of Progen, was the Chairman and CEO of Medigen Biotechnology Company (MBC) during the years ended June 30, 2004, 2005 and 2006.

During the 2005 and 2006 financial years, Progen transacted with MBC under the terms of the Alliance Agreement (refer note 4). Progen charged MBC $185,838 (2005: $44,654) in relation to its 50% contribution to the costs of PI-88 Phase II trial in combination with dacarbazine. At June 30, 2006 $35,405 (2005:
$32,424) is included in trade and other receivables. During the current year, Progen provided 5,911 vials of PI-88 to Medigen at a total cost to the Company of $98,000.

During the 2004, 2005 and 2006 financial years Progen purchased goods totalling $4,457, $nil and $nil respectively from companies associated with Dr Malvin
Eutick,  a  director  of  Progen  Industries  Limited.

During the 2004, financial year MBC exercised 406,261 options received through the one for eight shareholder bonus option issue. Total proceeds received from MBC amounted to A$1,015,652.

10.     ASSET  RETIREMENT  OBLIGATION

In accordance with the lease agreement terms, the Company must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term. Accretion expense of $7,427 related to 2006 (2005: $7,353) is recorded in Other costs of operations within the Statements of Income. Because of the long-term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The obligation has been calculated using a discount rate of 10%.

                                                               JUNE 30,
                                                               2005      2006
          ASSET RETIREMENT OBLIGATIONS
          Balance at the beginning of the financial year  $       -  $ 81,797
          Liabilities incurred during the financial year     74,444    17,417
          Accretion expense                                   7,353     7,427
          Effect of foreign exchange translation                  -    (3,557)
                                                          ---------  ---------
          Balance at the end of the financial year        $  81,797  $103,084
                                                          =========  =========

11.     COMMITMENTS  AND  CONTINGENCIES

(a)  EXPENDITURE  COMMITMENTS

Sponsored  Research  Agreement
In 2006, the Company signed another sponsored research agreement with the Australian National University. The terms of this agreement state that the Company is to fund research in quarterly amounts of $47,646 until February 2007. The committed value of this agreement for the next financial year is $111,172.

Insurance  Premium
In July 2006, the Company signed an agreement to fund the Company's insurance premiums for the year ended June 30, 2007. The terms of this agreement state that the amount funded is to be repaid in twelve equal instalments of $26,453 including finance charges (2005: nine equal instalments of $45,465).


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED

Consultant Agreements
During the 2006 financial year, Progen entered into various consultant agreements with a committed value of $21,653 for the next financial year (2005:
$287,208).

Purchases
At the end of the 2006 financial year, Progen ordered goods and services with a total value of $160,788 which had not been delivered by June 30, 2006 (2005:
$15,532).

The total remaining commitment payable in respect of the above agreements at June 30, 2006 and 2005 are as follows:

                                                                        JUNE 30,
                                                                       2005      2006
          Payable not later than one year:
          Sponsored Research Agreement                            $  44,414  $111,172
          Consultant Agreements                                     287,208    21,653
          Insurance Premium                                         409,185   317,436
          Purchases                                                  15,532   160,788
                                                                  ---------  --------
          Total not later than one year                             756,339   611,049
          Payable later than one and not longer than five years:          -         -
                                                                  ---------  --------
          Total expenditure commitments                           $ 756,339  $611,049
                                                                  =========  ========

(b)  LEASE  EXPENDITURE  COMMITMENTS

Operating  leases
The operating lease commitments include leases of the buildings of the Company's principal offices in Toowong, a suburb of Brisbane, Queensland, Australia, and of manufacturing facilities in Darra, also a suburb in Brisbane. The lease agreement in Toowong is for a three-year period beginning December 15, 2005, with an option to renew for an additional three years. Under the terms of the Toowong lease agreement, the rental payments are subject to annual review based on the movement in the consumer price index or 4%, whichever is greater. The Darra lease agreement expires in March 2007, with an option to extend the lease for a further two years. Under the terms of the Darra lease agreement, rental payments are subject to annual review based on the movement in the consumer price index.

During the fiscal years ended June 30, 2004, 2005 and 2006, rent expense was $78,583, $91,329 and $165,715 respectively.

The total minimum annual rentals under non-cancellable operating leases subsequent to June 30, 2006 are as follows:

                    YEAR ENDING
                    JUNE 30,
                    2007              $173,030
                    2008               113,900
                    2009                56,940
                                      --------

                    Total             $343,870
                                      ========

(c) CLINICAL TRIALS

At June 30, 2006, the Company had anticipated expenditure commitments of $2,463,357 (2005: $1,475,232) in relation to the clinical trials currently being undertaken for PI-88 and PI-166. These commitments are forecast to become due and payable as follows: $1,907,021 not later than one year, and $556,336 later than one year and not later than five years, however that may vary depending upon the rate of patient recruitment.

These  costs  are  included  in  research  and  development expense as incurred.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED

(d)  OTHER

Effective May 31, 2000, Progen entered into an agreement with MBC, a related party (see Note 9), in relation to the co-development and commercialisation of PI-88 (the "Alliance Agreement"). Under the terms of the Alliance Agreement, Progen indemnifies MBC fully and effectively against any losses, costs, actions, claims, demands, expenses, judgements, court orders or other liabilities arising directly or indirectly out of or in connection with any claim made or threatened against MBC by a third party arising from or concerning PI-88 that prevents or interferes with MBC's conduct of their Phase II and further clinical trials, if any.

12.     STOCK  OPTION  PLANS

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

There were no options granted under this plan during the years ended June 30, 2006, 2005 and 2004.

As at June 30, 2006, there were nil options outstanding that were issued under this plan, with 350,000 expired unexercised on December 22, 2005, and a further 152,820 expired unexercised on February 28, 2006.

DIRECTORS AND EMPLOYEES INCENTIVE SCHEME
In October 2003, the Company's shareholders approved the directors and employees incentive scheme ("2003 Plan") under which a total of 1,800,000 options were granted, having an exercise price of $1.77 and under the terms of this plan all options vest immediately at grant date and expired on May 31, 2005.

During 2005, a further 32,000 options were granted to employees under the terms of this plan. These options were issued for nil consideration, vest immediately and have an exercise price of $2.78. These options expired unexercised on February 28, 2006.

As at June 30, 2006, there were nil options outstanding that were issued under this plan.

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

During 2006, 63,000 (2005: 33,000) options were granted under the terms of this plan. These options were issued for nil consideration, vest immediately and have a weighted average exercise price of $2.28.

As at June 30, 2006, there were 30,000 options outstanding that were issued under this plan.

The following table summarises the movements in options outstanding to directors and employees as of June 30, 2006, 2005 and 2004:


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED

                                     NUMBER OF       WEIGHTED        NUMBER        WEIGHTED
                                      OPTIONS         AVERAGE      OF OPTIONS       AVERAGE
                                    OUTSTANDING   EXERCISE PRICE   EXERCISABLE  EXERCISE PRICE
Options outstanding, June 30, 2003    1,168,220   $          3.03    1,168,220  $          3.03
- granted                             1,800,000   $          1.77
- forfeited                                   -                 -
- expired                              (239,400)  $          3.10
- exercised                            (199,756)  $          1.77
                                    ------------
Options outstanding, June 30, 2004    2,529,064   $          2.23    2,529,064  $          2.23
- granted                                65,000   $          2.97
- forfeited                             (26,000)  $          2.10
- expired                              (472,033)  $          3.75
- exercised                          (1,528,211)  $          1.77
                                    ------------
Options outstanding, June 30, 2005      567,820   $          2.27      567,820  $          2.27
- granted                                63,000   $          2.28
- forfeited                             (22,000)  $          2.78
- expired                              (545,820)  $          2.25
- exercised                             (33,000)  $          2.31
                                    ------------
Options outstanding, June 30, 2006       30,000   $          2.26       30,000  $          2.26

The weighted average grant-date fair value of each option granted during was $0.56 (2005: $0.82, 2004: $0.24). The weighted average grant-date fair value of each option vested during 2006 was $0.56 and forfeited during 2006 was $0.81. The total intrinsic value at grant date of options exercised during the years ended June 30, 2004, 2005, and 2006, was nil. The total fair value of the options vested during 2006 was $35,026 (2005: $53,086, 2004: $424,027).

The following table summarises information about director and employee options outstanding at June 30, 2006:

     EXERCISE PRICE   OPTIONS               OUTSTANDING                EXERCISABLE
                               WEIGHTED AVERAGE     WEIGHTED      NUMBER OF     WEIGHTED
                                  REMAINING          AVERAGE       OPTIONS       AVERAGE
                               CONTRACTUAL LIFE  EXERCISE PRICE              EXERCISE PRICE

         $2.26        30,000     2.4 years           $2.26        30,000         $2.26

The aggregate intrinsic value of options outstanding and exercisable at June 30, 2006 is nil.

BONUS OPTIONS
In December 2003, shareholders were issued one bonus option for every eight shares registered on the record date of November 28, 2003. These options were issued under a Prospectus dated November 19, 2003. Each bonus option has an exercise price of $1.81 and entitles the holder to subscribe for one share for each option until May 31, 2005.

During fiscal 2005, 2,588,502 shareholder options were exercised resulting in the issue of 2,588,502 ordinary shares.

OPTIONS ISSUED TO NON-EMPLOYEES
Compensation cost for stock options granted to non-employees is measured at the fair value of stock options as calculated using an option pricing model and is expensed over the period in which the options vest.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED

In November 2003, the Company's corporate advisors to the November 2003 private placement of 3.8 million shares were granted stock options to purchase up to 700,000 shares of Progen's common stock at an exercise price of $1.77 per option. These options vested on grant date and were exercised during fiscal year 2005. The grant date fair value of per option was estimated to be $0.23 and the total intrinsic value at grant date of options exercised was nil.

The fair value of these options was estimated to be $163,555 using an option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 70.9%; risk free interest rate of 5.39%; and an expected life of
1.6 years. Accordingly, a non-cash amount of $163,555 has been recorded against contributed equity which was offset by the cost to raise capital which was also recorded to equity.

As at June 30, 2006, there were nil options outstanding that were issued under this plan.

CONSULTANTS AND ADVISORS OPTION INCENTIVE PLAN
In  February  2005,  the  directors'  of  Progen Industries Limited approved the
Progen Consultants and Advisors Option Incentive Plan. During 2005, 22,500 options were issued under the terms of this plan. These options were issued for nil consideration, are fully vested and have an exercise price of $3.27. The grant date fair value for each option was $0.94. An amount of $16,909 was recorded in selling, general and administrative expenses in relation to these options. The expiry date for these options is December 23, 2006. The intrinsic value of the 22,500 non-employee options outstanding and exercisable at June 30, 2006 is nil.

At June 30, 2006, the Company has reserved shares of new common stock for future issuance as follows:

          Directors and employees incentive plan 2004      30,000
          Non-employee options                             22,500
                                                         --------
          Total                                            52,500
                                                         ========

OTHER  INFORMATION
Effective July 1, 2005, the Company adopted the requirements of SFAS 123R using the "modified prospective" method thereby recognising the compensation cost in the financial statements for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. In accordance with the provisions of SFAS 123R, $35,026 was recorded in selling, general and administrative expenses for total stock-based compensation expense in 2006.

As a result of adopting SFAS 123(R) on July 1, 2005 the Company's loss before income taxes and net loss for the year ended June 30, 2006 are both $35,026 higher than if it had continued to account for share-based compensation under APB 25. Basic and diluted loss per share for the year ended June 30, 2006 was $0.001 higher than if the Company had continued to account for the share-based compensation under APB 25. The adoption of SFAS 123R had no effect on the cash flow statement.

Prior to July 1, 2005, the Company adopted the disclosure only alternative of SFAS 123 for employee options granted which requires that proforma results be presented as if stock based compensation were recorded at the fair value of options granted. This compensation, determined using an option pricing model, is expensed over the vesting periods of each option grant. The pro forma compensation expense was calculated to be $53,086 for the year ended June 30, 2005 (2004: $424,027).

The fair value of all options granted to employees, directors and consultants in 2004, 2005 and 2006 were computed at the date of grant using an option pricing model with the following weighted average assumptions:

                                    2004        2005        2006
     Risk Free Interest Rate        5.39%       5.29%       5.16%
     Expected Dividend Yield        0.00%       0.00%       0.00%
     Expected Lives (years)         1.60        1.04        2.30
     Expected Volatility            70.9%       51.9%       56.0%

The option pricing model was developed for use in estimating the fair value of non-traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED
options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options.

Using the option pricing model, the weighted-average fair value of options granted was $0.55 in 2006, $0.80 in 2005 and $0.24 in 2004.

When  the  stock  options  are  exercised,  new  shares  will  be  issued.

13.     SEGMENT  DISCLOSURES

The Company is organized based on the products and services that it offers. Under this organizational structure, there are two reportable segments: (i) research and development and (iii) manufacturing. The research and development segment is focussed on the development of PI-88 and PI-166 as well as a drug discovery effort that is partially funded by an AusIndustry Commercial Ready Grant. This grant is for three years commencing August 2005.

The manufacturing segment is involved with the provision of contract manufacturing services to cGMP standards for various human clinical, therapeutic product, and veterinary pharmaceutical trials, as well as non-cGMP bioproduct contract manufacturing services. The manufacturing segment also provides bioprocess technology development services.

The  Company  views  certain  other revenues and expenses, particularly selling, general and administration costs, as not belonging to any one reportable segment. As a result, the Company has aggregated these items into an "Other" non-segment line, as permitted by SFAS 131 "Disclosures about Segments
                                                      --------------------------
of  an  Enterprise  and  Related  Information."
----------------------------------------------

The Company also views certain other assets, particularly cash and cash equivalents, and investments as not belonging to any one reportable segment. As a result, the Company has aggregated these items into an "Other" non-segment line, as permitted by SFAS 131.

The accounting policies of the Company's reportable segments are the same as those described in Note 1 "Summary of Significant Accounting Policies". The Company evaluates the performance of its segments based on each segment's loss from continuing operations.

YEAR ENDED JUNE 30, 2006
                                          RESEARCH &
                                          DEVELOPMENT    MANUFACTURING      TOTAL
  Sales to external customers            $          -   $      676,975   $   676,975
  Grant income                                568,665                -       568,665
  Depreciation                                164,297          204,643       368,940

  Net loss                                 (2,791,378)        (312,773)   (3,104,150)
  Interest income                                   -                -       824,596
  Interest expense                                  -                -       (10,938)
  Other non-segment other income                                              40,774
  Other non-segment expenses                                              (2,977,464)
                                                                         ------------
  Consolidated net loss before tax from
  continuing operations                                                  $(5,227,182)
                                                                         ============

  Total assets for reportable segments        571,863          655,430     1,227,293
  Other assets                                                            11,931,592
  Consolidated assets                                                    $13,158,885
                                                                         ============

  Purchase of long lived assets
  for reportable segments                     241,267          397,922       639,189
  Other purchases                                                            136,529
  Total purchases                                                        $   775,718
                                         ============================================


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED

YEAR ENDED JUNE 30, 2005
                                            RESEARCH &
                                            DEVELOPMENT   MANUFACTURING      TOTAL
  Sales to external customers              $          -   $    1,076,308  $ 1,076,308
  Grant income                                  577,756                -      577,756
  Depreciation                                  168,380          242,687      411,067

  Net income/(loss)                          (2,333,081)         133,766   (2,199,315)
  Interest income                                     -                -      617,822
  Interest expense                                    -                -      (12,923)
  Other non-segment other income                                               29,948
  Other non-segment expenses                                               (2,983,847)
                                                                          ------------
  Consolidated net income/ (loss) before
  tax from continuing operations                                          $(4,548,314)
                                                                          ============

  Total assets for reportable segments          140,490          537,935      678,425
  Other assets                                                             18,089,830
  Consolidated assets                                                     $18,768,255
                                                                          ============

  Purchase of long lived assets
  for reportable segments                        26,567          129,403      155,970
  Other purchases                                                               7,387
  Total purchases                                                         $   163,357
                                           ===========================================

YEAR ENDED JUNE 30, 2004
                                            RESEARCH &
                                            DEVELOPMENT   MANUFACTURING      TOTAL
  Sales to external customers              $          -   $    1,394,589  $ 1,394,589
  Grant income                                  596,522                -      596,522
  Depreciation                                  187,313          250,636      437,949

  Net income/(loss)                          (2,672,725)         645,614   (2,027,111)
  Interest income                                     -                -      474,589
  Interest expense                                    -                -      (12,437)
  Other non-segment other income                                               20,113
  Other non-segment expenses                                               (2,654,275)
                                                                          ------------
  Consolidated net income/ (loss) before
  tax from continuing operations                                          $(4,199,121)
                                                                          ============

  Total assets for reportable segments          316,157          828,360    1,144,517
  Other assets                                                             10,063,623
  Consolidated assets                                                     $11,208,140
                                                                          ============

  Purchase of long lived assets
  for reportable segments                        32,837           94,228      127,065
  Other purchases                                                               8,512
  Total purchases                                                         $   135,577
                                           ===========================================

There were no inter-segment sales.

In 2004, 2005 and 2006, the Company operated in one geographical segment with all of its assets and operations located in Australia.

The percentage of revenues derived from customers outside of Australia represented 7.7% in 2006, 13.8% in 2005 and 18.2% in 2004.

Revenues from one Australian customer of the Company's Manufacturing segment represents approximately $516,000 of the Company's sales to external customers in 2006, $425,000 in 2005 and $786,000 in 2004.


--------------------------------------------------------------------------------

PROGEN  INDUSTRIES  LIMITED

RECONCILIATION  TO  REPORTED  RESULTS

  DEPRECIATION AND AMORTISATION           2004      2005      2006
  Total reportable segments           $437,949  $411,067  $368,940
  Unallocated corporate depreciation    25,507    17,824    29,103
                                      --------  --------  --------
  Total reported depreciation         $463,456  $428,891  $398,043
                                      ========  ========  ========

14.     FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's principal financial instruments are cash and short-term deposits. The various other financial assets and liabilities are trade receivables and trade payables, which arise directly from its operations. The main risks arising from the Company's financial instruments are cash flow interest rate risk, liquidity risk and credit risk. The Board reviews and agrees policies for managing each of these risks which are summarised below.

CREDIT RISK
The Company trades only with recognised, creditworthy third parties. Receivables balances are monitored on an on-going basis with the result that the Company's exposure to bad debts is not significant. There are no significant concentrations of credit risk.

CASH EQUIVALENTS
Investments  are  made  in  accordance  with a Board approved Investment Policy.
Investments  are  typically in bank bills and investment grade commercial paper.

                                                   JUNE 30,
                                  2005             2005         2006             2006
                              CARRYING   ESTIMATED FAIR     CARRYING   ESTIMATED FAIR
                                AMOUNT            VALUE       AMOUNT            VALUE
ASSETS
Cash and cash equivalents  $17,851,895  $    17,851,895  $11,588,471  $    11,588,471
Accounts receivable            184,912          184,912      112,781          112,781

LIABILITIES
Accounts payable               885,352          885,352      922,748          922,748

The carrying amounts approximate fair value in view of the short-term nature of these balances.

16.     EMPLOYEE  BENEFIT  PLAN

As required by Australian superannuation legislation, the Company contributes a defined contribution of 9% of all Australian employee's salary to an approved superannuation fund for their retirement benefit. The Company contributed, on behalf of employees, $220,211 to superannuation funds for the year ended June 30, 2006 (2005: $210,672; 2004: $153,138).

17.     FOREIGN  CURRENCY  TRANSLATION

The functional currency for the Company's operations is Australian dollars. As at June 30, 2006, A$1 equated to $0.7301. As at December 6, 2006, A$1 equated to $0.7877.

18.          SUBSEQUENT  EVENTS

On December 19, 2006 the Company announced that it was raising A$20.0 million ($15.63 million) through an underwritten private share placement and would commence a share purchase plan to existing shares raising up to a further A$14.4 million ($11.25 million) to partially fund the Phase III clinical development of PI-88 in post resection liver cancer. The private share placement is expected to close on December 21, 2006 and the share purchase plan is expected to close on January 25, 2007.


--------------------------------------------------------------------------------
                                      F-23