Form 20-F
period 2007-06-30
PROGEN PHARMACEUTICALS LTD
filed 2007-12-18
CIK 943502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-29228

PROGEN PHARMACEUTICALS LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

 (Translation of Registrant’s Name into English)

Australia

(Jurisdiction of incorporation or organization)

16 Benson Street, Toowong, Queensland 4066, Australia

(Address of Principal Executive Offices)

+61 7 3842 3333

(Registrant’s telephone number including country and area code)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each Exchange on which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act,

Title of Class

Ordinary Shares

 Warrants

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:                               Ordinary Shares:  59,416,427 (as of June 30, 2007)

Warrants: 2,970,538 (as of June 30, 2007)

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐   No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or an non-accelerated filer. See the definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐   No  ☒

References in this annual report to “Progen,” “we,” “our”, “us” and “the Company” refer to Progen Pharmaceuticals Limited.

All references to dollars or $ are to the currency of the United States of America; and references to Australian dollars or A$ are to the currency of Australia.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties.    Forward-looking statements relate to future events or our future financial performance and include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effect of future regulation and the effects of competition. These statements are based on our current expectations, beliefs and assumptions, and on information currently available to our management. In some cases, you can identify forward-looking statements by the use of words such as  “anticipate,” “expect,” “intend,” “plan,” “seek,” “may,” “will,” “should,” “could,” “would,” “believe,” “estimate,” “project,” “predict,” “potential,” “continue,” or the negative of such terms or similar expressions.    These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, levels of activities, performance and other factors to be materially different from those anticipated in such forward-looking statements.  Factors that might cause such differences include the risks discussed in “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” as well as those discussed elsewhere in this annual report.

Certain statements contained in this report may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, certain statements included herein under “Item 3. Key Information” and “Item 5. Operating and Financial Review and Prospects,” including without limitation, those concerning the Company’s strategy and competitive strengths, the Company’s expectations and plans, the Company’s collaborative revenues, research and development and general and administrative expenses, contain certain forward-looking statements concerning the Company’s operations, performance and financial condition. Such statements may generally, but not always, be identified by their use of words such as “anticipates,” “expects,” or “believes.” Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove in hindsight to be correct. Many important factors could cause actual results to differ materially from such expectations including, among others, those set forth in “Item 3. Key Information—Risk Factors” and “Item 4. Information on the Company—Australian Government Regulation and U.S. Government Regulation” (collectively, the “Risk Factors”). All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified by the Risk Factors. Other relevant risks may be detailed from time to time in the Company’s press releases and filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this report.

PART I

ITEM 1.                                                     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                     KEY INFORMATION

Item 3.A                                                  Selected Financial Data

The following selected financial data for the five years ended June 30, 2007 should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” below and our financial statements and related notes contained elsewhere in this annual report. Our financial statements and related notes have been prepared in accordance with U.S. GAAP.

The balance sheet information as at June 30, 2006 and 2007 and the statement of operations data for fiscal 2005, 2006 and 2007 are derived from our audited financial statements included in this annual report. Balance sheet information as of June 30, 2003, 2004 and 2005 and statement of operations information for fiscal 2003 and 2004 are derived from our audited financial statements which are not included in this annual report.

	For the Years Ended June 30,
	2003	2004	2005	2006	2007
Statement of Operations Data:

Revenue From Operations	$1,051,695	$1,394,589	$1,076,308	$676,975	$722,944

Cost of Operations:

Research and development	2,371,704	3,061,120	2,712,427	3,151,595	5,429,240
Selling, general and administrative costs	2,022,547	2,616,728	2,953,886	2,879,906	4,745,591
Medigen termination
agreement expense	—	—	—	—	7,747,376

Total Cost of Operations	5,018,983	6,299,231	6,583,949	7,293,174	19,597,262

Loss from Operation	(4,391,353)	(5,277,908)	(5,760,917)	(6,650,279)	(18,958,439)

Total Other Income (Expenses)	537,991	1,078,787	1,212,603	1,423,097	2,235,130

Net Loss from continuing operations	$(3,853,362)	$(4,199,121)	$(4,548,314)	$(5,227,182)	$(16,723,309)

Discontinued operations	288,213	654,666	—	—	—

Net Loss	$(3,565,149)	$(3,544,455)	$(4,548,314)	$(5,227,182)	$(16,723,309)

Profit/(Loss) Per Ordinary Share

Continuing operations	$(0.16)	$(0.13)	$(0.13)	$(0.13)	$(0.37)

Discontinued operations	$0.01	$0.02	—	—	—

Net loss per ordinary share	$(0.15)	$(0.11)	$(0.13)	$(0.13)	$(0.37)

Weighted Average Number of Ordinary Shares Outstanding	24,391,869	32,675,867	35,709,343	40,560,782	44,768,450

	For the Years Ended June 30,
	2003	2004	2005	2006	2007
Balance Sheet Data:

Cash and Cash Equivalents	$8,001,842	$9,885,656	$17,851,895	$11,588,471	$83,351,832

Working Capital	7,379,033	9,107,687	16,990,609	10,859,242	82,253,426

Total Assets	10,230,017	11,208,140	18,768,255	13,158,885	85,402,448

Long-Term Debt	—	—	—	—	—

Capital Stock	44,153,011	48,869,981	59,907,735	60,017,537	144,498,252

Accumulated Deficit	(35,415,660)	(38,960,115)	(43,508,429)	(48,735,611)	(65,458,920)

Total Stockholders’ Equity	$8,504,942	$9,934,555	$17,522,624	$11,792,387	$83,142,963

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

RISKS RELATED TO OUR BUSINESS

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

There is a significant risk that we may not be able to complete the development of PI-88 or PI-166, or develop other pharmaceutical products

We cannot make any assurances that we will be able to develop PI-88, PI-166 or any future pharmaceutical product candidates adequately to successful commercialization, the development of one or more suitable collaborative partners, or a combination thereof, or that our research will lead to the discovery of additional product candidates, or that any of our current and future product candidates will be successfully developed, will be proven to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, will be capable of being produced in commercial quantities at reasonable costs, or will be successfully or profitably marketed, either by us or a collaborative partner. We also cannot make any assurances that the products we develop will be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when PI-88, PI-166, or any of our other pharmaceutical products under development will be commercialized.

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

We are currently conducting two Phase 2 clinical trials of PI-88 in cancer patients in the United States and Australia and anticipate commencing a Phase 3 clinical trial of PI-88 by the end of calendar year 2007 and may conduct further trials. We also are conducting a Phase 1 clinical trial of PI-166 in Australia and, depending on the results of this trial, may conduct additional clinical trials. We plan to pursue a range of commercialization approaches for our lead products PI-88 and PI-166, amongst them entering into collaborative arrangements with one or more suitable pharmaceutical or biotechnology company(ies) . We cannot make any assurances that we will be able either to complete the current clinical trials of PI-88 and PI-166 successfully, commence additional clinical trials of PI-88 or PI-166 as anticipated, or at all, or to demonstrate the safety and efficacy or superiority of PI-88 or PI-166 over existing therapies or enter into any collaborative arrangement to commercialize PI-88 and PI-166 on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

Clinical trials may take up to several years to complete. The length of time varies substantially according to the type, complexity, novelty, patient recruitment into and intended use of the product candidate. We cannot make any assurances that, when Phase 2 or Phase 3 clinical trials are completed, we will be able to pursue further clinical development, execute market development efforts, enter into a collaborative arrangement with a suitable pharmaceutical or biotechnology company to complete the development of, or commercialize PI-88 or PI-166. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the Australian Therapeutic Good Administration’s (TGA) Drug Safety and Evaluation Branch, the U.S. Food and Drug Administration (FDA) or any other authority, or, that such request and application will be reviewed and cleared by any of these authorities, as applicable, in a timely manner, or at all.

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

We may experience delays in our clinical trials that could adversely affect our business and operations

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

•              Government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

•              Slower than expected patient recruitment;

•              Our inability to manufacture or prepare, as applicable, sufficient quantities of PI-88, PI-166 or any of our other product candidates;

•              Unforeseen safety issues; and

•              Lack of efficacy during the clinical trials.

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

We may be unable to enroll a sufficient number of patients to complete our clinical trials

Our clinical trials may be suspended at any time for a variety of reasons. Completion of clinical trials depends on, among other things, our ability to enroll a sufficient number of patients, which is a function of many factors, including:

•                                          the therapeutic endpoints chosen for evaluation;

•                                          proximity of patients to clinical sites;

•                                          the eligibility criteria for participation in the clinical trials;

•                                          the size of the patient population required for meaningful analysis of the trial results;

•                                          our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•                                          our ability to obtain and maintain patient consents;

•                                          the risk that patients enrolled in clinical trials will drop out of the trials before completion; and

•                                          competition for patients by clinical trial programs for other treatments.

We have in the past experienced, and may again experience difficulties in enrolling patients in our clinical trials, particularly due to the rate of incidence for our target indications in certain populations, as well as the geographical locations we have selected for conducting our clinical trials.  Any such difficulties could increase the costs or affect the timing or outcome of these trials and could prevent us from completing these trials.

We may not be successful in performing additional PI-88 clinical trials in other indications

If our product candidates are approved for one or more initial indications and are successfully commercialized, our strategy calls for the execution of additional clinical trials in other indications. We may not be able to initiate such additional trials due to a number of factors, including the following:

•                                          we may not have sufficient financial or other resources to undertake such trials;

•                                          we may be unable to secure sufficient support from leading authorities or influential parties to build trial protocols and support for conduct of a new trial;

•                                         there may not be sufficient market size to warrant product development in other new indications; and

•                                          the health care community may believe that our products are limited in use to the already-approved indications.

Any failure to initiate additional clinical trials in other indications could have a material adverse effect on our business.

We have limited manufacturing experience, and delays in manufacturing sufficient quantities of PI-88 and PI-166 for preclinical and clinical trials may negatively impact our business and operations

We believe that we have the capability to manufacture PI-88 and prepare PI-166 for preclinical studies and clinical trials, including for PI-88 Phase 3 clinical trials. We cannot, however, make any assurances that we will be able to manufacture or prepare, as applicable, sufficient quantities of PI-88, PI-166 or any of our other product candidates in a cost-effective or timely manner. Any delays in production would delay our preclinical and clinical trials which could have a material adverse effect on our business, financial condition and results of operations.

Earlier in the fiscal year, we elected to enter into contracting arrangements with a third party to assume the final steps in the manufacture of PI-88 in anticipation of conducting Phase 3 clinical trials and we may be required to enter into contracting arrangements with third parties to manufacture, or prepare, as applicable, PI-166 and our other product candidates for large-scale, later-stage clinical trials. While we are currently evaluating alternative PI-88 commercial-scale production approaches, including contracting it out to a third party, we cannot make any assurances that we will be able to make the transition to commercial production successfully. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture or prepare our products on a contract basis. We cannot make any assurances that we will have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

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

If we successfully establish strategic collaborations, the management of our relationship with collaborators will require significant time and effort from our management team, coordination of our research and development programs with the research and development priorities of our collaborators, and effective allocation of our resources to multiple projects. We cannot be certain that these relationships will result in the successful development or commercialization of our product candidates or the generation of sales revenue. If we enter into strategic collaborations at an early phase of product development, our success will in part depend on the performance of our corporate collaborators. Factors that could harm a successful collaboration include:

•                                          Collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•                                          Collaborators could independently develop, or develop with third parties, products that could compete with our current and future product candidates;

•                                          Collaborators may not commit adequate resources to the marketing and distribution of our product candidates, limiting potential revenues from the commercialization of a product;

•                                          Collaborators may not pursue further development and commercialization of compounds resulting from collaborations or may elect not to continue or renew research and development programs;

•                                          The terms of our agreements with collaborators may not be favorable to us;

•                                          Disputes may arise delaying or terminating the research, development or commercialization of our product candidates, resulting in significant litigation or arbitration, or causing collaborators to act in their own self-interest and not in the interest of our shareholders; and

•                                          Collaborators may terminate their agreements with us if, for example, we fail to meet a required milestone or observe other obligations in those agreements.

Our limited oversight of contract research organizations may not be sufficient to avoid significant problems with the protocols and conduct of the clinical trials.

We are engaging third party contract research organizations to help us with the conduct of the Phase 3 trial of PI-88 in post-resection liver cancer. These organizations may not perform all of their obligations under arrangements with us. If contract research organizations and other third parties do not perform clinical trials in a satisfactory manner or breach their obligations to us, the development and commercialization of our product candidates may be delayed or precluded. We cannot control the amount and timing of resources these contract research organizations devote to our programs or product candidates. The failure of any of these contract research organizations to comply with any governmental regulations would substantially harm our development and marketing efforts and delay or prevent regulatory approval of our product candidates. If we are unable to rely on clinical data collected by others, we could be required to repeat, extend the duration of, or increase the size of our clinical trials and this could significantly delay commercialization and require significantly greater expenditures.

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

We may require substantial additional financing in the future to sufficiently fund our operations, development efforts and research

We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and preclinical testing and as we conduct clinical trials of PI-88, PI-166 and our other product candidates. Although our future capital requirements will depend on many factors, we believe that our existing cash and cash equivalents will be adequate to satisfy the requirements of our current and planned operations through to June 2010. We cannot, however, make any assurances that such funds will be sufficient to meet our actual operating expenses and capital requirements during this period. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

•                                          The continued progress of our research and development programs;

•                                          The timing, scope, results and costs of preclinical studies and clinical trials;

•                                          The progress of licensing efforts;

•                                          The cost, timing and outcome of regulatory submissions and approvals;

•                                          Determinations as to the commercial potential of our product candidates;

•                                          Our ability to successfully expand our contract manufacturing services, if we choose to do so;

•                                          Our ability to establish and maintain collaborative arrangements;

•                                          The status and timing of competitive developments; and

•                                          Other factors.

We are currently planning a phase 3 trial of PI-88 in patients with HCC (primary liver cancer). Whilst we currently believe we have sufficient funds to conduct this and other clinical trials as well as complete the research and development of our pharmaceutical product candidates we may require additional funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We have no established bank financing arrangements, and we cannot be certain that we will be able to establish such arrangements on satisfactory terms, or at all. We may seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

We have a history of operating losses and may not achieve profitability in the near future

We have incurred net operating losses in each year since we began operations in 1989. As of June 30, 2007, we had an accumulated deficit of approximately $65.5 million, primarily attributable to our research and development activities. We expect to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and preclinical activities and commence additional clinical trials of PI-88 and PI-166, including a Phase 3 trial of PI-88 in patients with HCC.

Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel and cultivate key academic and scientific collaborations

We are a company with 50 full-time employees as of June 30, 2007. Our success is highly dependent on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will negatively impact our business and operations

We cannot make any assurances that our products will achieve market acceptance even if they are approved by the TGA, the FDA, and the regulatory agencies of other countries. The degree of market acceptance of our products will depend on a number of factors, including:

•              The receipt and timing of regulatory approvals for the uses that we are studying;

•              The establishment and demonstration in the medical community of the safety, clinical efficacy and cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and

•              The pricing and reimbursement policies of governments and third-party payers.

Physicians, patients, payers or the medical community in general may be unwilling to accept, use or recommend any of our products.

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

Healthcare insurers and other organizations may not pay for our products, or may impose limits on reimbursement

The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payers of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and federal level to continue in the United

States. The adoption of any such legislative or regulatory proposals could have a material adverse effect on our potential revenues and results of operations.

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payers, such as government and private health insurers, are increasingly challenging the price of medical products and services. Although the Australian government continues to provide a subsidy to certain prescribed prescription pharmaceutical products through the Pharmaceutical Benefits Scheme, which, pending development, could include PI-88 and PI-166, uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

Exchange rate fluctuations will continue to affect our reported results of operations

Substantially all of our revenues are realized, and a significant portion of our operating costs are incurred, in Australian dollars. Because our financial statements included elsewhere in this annual report are presented in U.S. dollars, any significant fluctuation in the currency exchange rates between the Australian dollar and the U.S. dollar will affect other comprehensive income. Movement in currency exchange rates will affect cash denominated in U.S. dollars and therefore will affect our reported results of operations.

RISKS ASSOCIATED WITH OUR TECHNOLOGY AND INTELLECTUAL PROPERTY

Potential technological changes in our field of business create considerable uncertainty

 We are engaged in the biopharmaceutical field, which is characterized by extensive research efforts and rapid technological progress. New developments in research are expected to continue at a rapid pace in both industry and academia. Research and discoveries by others may render some or all of our programs or product candidates uncompetitive or obsolete.

                                                Our business strategy is based in part upon new and unproven technologies to the development of pharmaceutical products for the treatment of cancer and other serious diseases. Unforeseen problems may develop with these technologies or applications and it is possible that commercially feasible products will not ultimately be developed by us.

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

Our success depends upon our ability to protect our intellectual property and our proprietary technology

Our success will depend in large part on whether we can:

•                                          Obtain and maintain patents to protect our own products;

•                                          Obtain licenses to relevant patented technologies of third parties;

•                                          Operate without infringing on the proprietary rights of third parties; and

•                                          Protect our trade secrets and know-how.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection we can obtain on some or all of our inventions outside Australia or prevent us from obtaining patent protection outside Australia, either of which could have a material adverse effect on our business, financial condition and results of operations. For example, methods of treating humans are not patentable in many countries outside Australia and the United States. Moreover, since patent applications in Australia and the United States are maintained in secrecy until the patent is issued, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or our licensors were the first to file patent applications for such inventions. Additionally, the enforceability of a patent depends on a number of factors that may vary amongst jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention.

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

If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.

In addition to patented intellectual property, we also rely on unpatented technology, trade secrets, confidential information and know-how to protect our technology and maintain our competitive position. Trade secrets are difficult to protect. In order to protect proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our employees, consultants and others. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information that have been licensed to us or that we own, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using trade secrets that have been licensed to us or that we own is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could have a material adverse effect on our business.

We do not have patent protection in certain countries and we may not be able to effectively enforce our intellectual property rights in certain countries, which could significantly erode the market for our product candidates.

We intend to seek regulatory approval to market our product candidates in a number of foreign countries. Our product candidates are not protected by patents in certain countries, which means that competitors may be free to sell products that incorporate the same technology that is used in our products in those countries. In addition, the laws and practices in some foreign countries may not protect intellectual property rights to the same extent as in the United States. We, or our licensors, may not be able to effectively obtain, maintain or enforce rights with respect to the intellectual property relating to our product candidates in those countries. Our lack of patent protection in one or more countries, or the inability to obtain, maintain or enforce intellectual property rights in one or more countries, could adversely affect our ability to commercialize our products in those countries and could otherwise have a material adverse effect on our business.

RISKS ASSOCIATED WITH GOVERNMENT REGULATION

We may not be able to obtain the extensive government approvals required to bring our pharmaceutical products to market

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived there from will be, subject to regulation by numerous governmental authorities in Australia, principally the TGA, and by the FDA in the United States, the European Medicines Evaluation Agency (EMEA) of the European Union and the regulatory agencies of other countries. Prior to marketing, any therapeutic product developed must undergo rigorous preclinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies including the FDA in the United States and the EMEA in Europe. These processes can take many years and require the expenditure of substantial resources. Delays in obtaining regulatory approvals could adversely affect the development and commercialization of our pharmaceutical product candidates and could have a material adverse impact on our business, financial condition and results of operations. Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

Our business and operations may be negatively impacted if we fail to comply with government regulations applicable to our current revenue generating business.

To date, we have derived revenues from contract manufacturing services. Our contract manufacturing operations include some manufacturing processes that are required to comply with the applicable cGMP requirements of the TGA, the Australian Office of Gene Technology Regulator and the Australian National Registration Authority  (agricultural and veterinary chemicals), which govern the methods, controls, facilities and quality assurance procedures used in manufacturing, packing and storing biological and pharmaceutical products. In addition, certain international markets have quality assurance and manufacturing requirements that may be more or less rigorous than those in Australia. Our manufacturing facilities are also subject to periodic inspections by the TGA and the Australian National Registration Authority. Any potential failure to comply with cGMP requirements or with any other international requirements could have a material adverse impact on our business, financial condition and results of operations.

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

RISKS ASSOCIATED WITH OUR SHARES

Our stock price may be volatile and the U.S. trading market for our ordinary shares is limited

The market price for our ordinary shares, like that of the securities of many other biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

•                                          The results of preclinical testing and clinical trials by us and our competitors;

•                                          Developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;

•                                          Announcements of technological innovations or new commercial products by us and our competitors;

•                                          Determinations regarding our patent applications and those of others;

•                                          Publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;

•                                          Proposed governmental regulations and developments in Australia, the U.S. and elsewhere;

•                                          Litigation;

•                                          Economic and other external factors; and

•                                          Period-to-period fluctuations in our operating results.

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

U.S. shareholders may not be able to enforce civil liabilities against us

A number of our directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to affect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Australia in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States.

U.S. holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes.

There is a risk that we will be classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares and warrants and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produce, or are held for the production of passive income. For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business. Because we receive interest and may recognize gains from the sale of appreciated stock, there is a risk that we will be considered a PFIC under the income test described above. In addition, because of our cash position, there is a risk that we will be considered a PFIC under the asset test described above. While we believe that the PFIC rules were not intended to apply to companies such as us that focus on research, development and commercialization of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future. If we were classified as a PFIC, U.S. holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and you are urged to consult your own tax advisors regarding the possible application of the PFIC rules to you in your particular circumstances.

As a foreign private issuer we do not have to provide you with the same information as an issuer of securities based in the U.S.

Because we are a foreign private issuer within the meaning of the rules under the Exchange Act, we are exempt from certain provisions of that law that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the US SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a registered security; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. Thus, you are not afforded the same protections or information which would be made available to you were you investing in a U.S. public corporation.

In accordance with the requirements of the Australian Securities Exchange and the Corporations Act 2001, we disclose annual and semi-annual results. Our results are presented in accordance with Australian International Financial Reporting Standards. Our annual results are audited, and our semi-annual results undergo a limited review by our independent auditors. We lodge annual audited results presented in accordance with U.S. GAAP with the SEC on Form 20-F. Subject to certain exceptions, we are also required to immediately disclose to the Australian Securities Exchange any information concerning us that a reasonable person would expect to have a material effect on the price or value of our shares. This would include matters such as (i) any major new developments relating to our business which are not public knowledge and may lead to a substantial movement in our share price; (ii) any changes in our board of directors; (iii) any purchase or redemption by us of our own equity securities; (iv) interests of directors in our shares or debentures; and (v) changes in our capital structure. We are required to provide our semi-annual results and other material information that we disclose in Australia in the U.S. under the cover of Form 6-K. Nevertheless, this information is not the same and may not be as much information as would be made available to you were you investing in a U.S. public corporation.

Future issuances and sales of our stock could dilute your ownership and cause our stock price to decline

We intend to continue to finance our operations through the issuance of securities, if feasible, including by way of the public equity markets, private financings and debt. If we raise additional capital through the issuance of equity or securities convertible into equity, existing holders of our securities may experience dilution. Those securities may have rights, preferences or privileges senior to those of the holders of our ordinary shares. Additional financing may not be available to us on favorable terms, and financing available at less favorable terms may lead to more substantial dilution of existing shareholders.

If we fail to comply with internal controls evaluations and attestation requirements our stock price could be adversely affected

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the SEC pursuant to such Act. As a foreign private issuer,

under Section 404 of the Sarbanes-Oxley Act and the related regulations, we are required to perform an evaluation of our internal controls over financial reporting, including (1) management’s annual report on its assessment of the effectiveness of internal controls over financial reporting for the year ending June 30, 2007 and (2) our independent registered public accounting firm’s annual audit of management’s assessment beginning in the year ending June 30, 2008. We have identified a material weakness in our internal control over the preparation of US-GAAP financial statements and related disclosures. See “Item 15—Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as our business develops. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. Therefore, we cannot be certain that in the future additional material weakness or significant deficiencies will not exist or otherwise be discovered. If our efforts to remediate the weakness identified are not successful or if other deficiencies occur, these weaknesses or deficiencies could result misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or other material effects on our business, reputation, results of operations, financial conditions or liquidity.

Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders

 As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our constituent document, or Constitution, as well as the Corporations Act 2001 set forth various rights and obligations that are unique to us as an Australian company. These requirements may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders.

ITEM 4.                                                     INFORMATION ON THE COMPANY

Item 4.A.                                               History and Development of the Company

We were incorporated in September 1989 as Almagest Pty. Ltd. in the State of Queensland, Australia, and changed our name to Progen Industries Pty. Ltd. in April 1990.  In 1991, we converted to a public limited liability company under the name Progen Industries Limited and introduced our first life sciences products to the Australian market for use in DNA recombinant research. In March 2007 we changed our name to Progen Pharmaceuticals Limited to better reflect the Company’s focus on the discovery and development of novel cancer therapies.

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

We have incurred significant losses since our inception and as of June 30, 2007, our accumulated deficit was approximately $65.5 million. We expect to incur additional operating losses for at least the next several years as we accelerate our drug discovery research, expand our development and preclinical activities, conduct additional clinical trials with PI-88 including Phase 3 trials in post-resection liver cancer and PI-166, and advance into later stages of development. We may need to raise additional funds in the future to continue our operations.

To date, we have funded our operations primarily through sales of equity securities.

Corporate Information

Our principal executive offices are located at 16 Benson Street, Toowong, Queensland 4066, Australia.

We make available free of charge on or through our web site our annual reports on Form 20-F as soon as practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. Our web site is located at
www.progen-pharma.com.  Information contained on our web site is not incorporated by reference into and does not form a part of this annual report.

Progen is a registered trademark of Progen Pharmaceuticals Limited. Trademarks, tradenames or service marks of other companies appearing in this annual report are the property of their respective owners.

Item 4.B.                                               Business Overview

We are a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics primarily for the treatment of cancer. Our lead pipeline product candidate, PI-88, is a multi-targeted cancer therapeutic which is currently in development for the treatment of post-resection liver cancer, metastatic melanoma, and hormone refractory prostate cancer. The lead indication for PI-88 is for the treatment of post-resection liver cancer and has recently completed Phase 2 clinical development in that indication. According to the International Journal of Cancer, liver cancer, or hepatocellular carcinoma is the third most common cause of cancer death in the world. There are currently no FDA-approved therapies in the post-resection adjuvant setting. We believe that this post-resection group of liver cancer patients exhibits a high unmet clinical need for which PI-88 may offer the first effective pharmacological therapy.

In addition to PI-88, we are actively engaged in other drug development efforts. Our second product candidate, PI-166, is a targeted therapy currently in a Phase 1b clinical trial for the treatment of inoperable primary liver cancer. PI-166 is a formulation with a very high affinity for primary liver cancer cells. Based on interim data gathered to date, no drug-related side effects of PI-166 have been observed in patients enrolled in the trial.

Complementing our clinical development programs, we have an active discovery research program. The team’s efforts are primarily focused on the design and development of novel small molecules based on the inhibition of carbohydrate-protein interactions involved in disease processes. We also operate a manufacturing facility that provides contract manufacturing and bioprocess technology development services to Australian and overseas-based clients. This facility manufactures PI-88 and prepares PI-166 for all clinical trials that have been conducted to date.

Our Business Strategy

                                                We intend to develop and commercialize therapeutics for cancer and other serious diseases.  To achieve this objective, we are concentrating on the following key initiatives:

•                                Leveraging in-house expertise and capabilities in Product Development. We believe that our core scientific and management team has significant and demonstrated expertise in drug discovery and in selecting and advancing promising product candidates through human clinical trials to demonstrate proof of efficacy and move these product candidates towards registration and commercialization.

•                                Discovering and developing novel small molecule therapeutics using our proprietary drug discovery technology platform. We will continue to focus our drug discovery research programs on the discovery and development of small molecule therapeutics for cancer and other serious diseases that will feed our product candidate pipeline and leverage our drug development infrastructure over time.

•                                Expanding our product candidate pipeline through in-licensing and Mergers & Acquisitions. In addition to our internal drug development efforts, we intend to selectively in-license or otherwise acquire or integrate lead compounds and new therapies for cancer and other serious diseases at early stages of development and other new therapies for cancer and other serious diseases and undertake early stage clinical development.

•                                Establishing strategic collaborations for the development and commercialization of our product candidates. Where appropriate to optimizing clinical development and maximizing value creation, we intend to complement our internal capabilities by selectively entering into collaborations with pharmaceutical and biotechnology companies to complete product development and move our product candidates into the marketplace as well as to improve our ability to move new compounds into the clinic.

•                                Leveraging our in-house manufacturing capabilities to support the development and commercialization of our product candidates. We manufacture PI-88 and formulate PI-166 for preclinical and clinical trials at our manufacturing facility. We intend to leverage our experience in bioprocess manufacturing technologies to support the development and commercialization of our present and future product candidates.

•                                Establishing and maintaining a strong intellectual property portfolio. We plan to continue to aggressively pursue patent protection in Australia, the United States and other significant markets, as well as protect trade secrets and know-how, as our drug discovery technologies uncover additional small molecule product candidates or as necessitated by our in-licensed development programs.

PI-88

Our lead product candidate, PI-88, is a carbohydrate-based small-molecule which is currently undergoing clinical development in several different oncology indications. PI-88 is believed to work via two mechanisms. First, it inhibits the enzyme heparanase, which plays an important role in tumor spread and invasion through surrounding tissues. Tumors must ordinarily degrade the basement membrane and extracellular matrix of surrounding tissues in order to grow and heparanase is an enzyme that facilitates this process. By inhibiting this degradation process, PI-88 reduces the ability of tumors to expand and spread. Second, PI-88 exerts an anti-angiogenic effect by inhibiting the interaction between growth factors, heparan sulfate and cellular receptors. As tumors grow, they require additional blood supply to provide oxygen and nutrients. The generation of these new blood vessels to supply additional blood supply is a process known as angiogenesis, and it is controlled in part by proteins such as Vascular Endothelial Growth Factor, or VEGF, and Fibroblast Growth Factor, or FGF-1 and FGF-2, binding to their receptors. PI-88 competitively links to the binding domain of these growth factors, limiting their ability to bind to heparan sulfate and their receptors. Angiogenesis has been widely validated as an important target in the development of novel anti-cancer therapies; however, PI-88, a First-in-Class heparanase inhibitor, employs a unique mechanism to target angiogenesis.

Our goal is to commercialize PI-88 as a cytostatic anti-cancer therapy, beginning with liver cancer and progressing into a range of other types of cancer. Cytostatic drugs are designed to stop tumors from spreading or recurring, as compared to cytotoxic drugs which are designed to destroy tumor cells, but which often have adverse effects in normal cells, leading to toxicity.

PI-88 Clinical Development Program

All clinical trials of PI-88 are being conducted under an active IND with the FDA. In the preclinical and clinical studies executed to date, PI-88 has shown an acceptable safety and tolerability profile in clinical trials. PI-88 is also showing signs of clinical efficacy in PI-88’s multinational clinical development program. To date more than 23,300 doses of PI-88 have been administered to over 470 patients and healthy volunteers for periods ranging up to between four and five years. Most oncology drugs are designed to be toxic to the cancer, as their name – cytotoxics – indicates. These drugs are designed to eradicate tumor cells, often with adverse consequences for non-cancerous cells as well. Historically, the efficacy of cytotoxic compounds was measured by assessments such as the degree to which tumors shrink. PI-88 belongs to the relatively new class of cytostatic drugs. As the name implies, cytostatic drugs are designed to keep the disease stable, so the efficacy of these cytostatic drugs is measured by assessments such as time to disease recurrence, disease progression, time of stable disease, disease free survival, and overall survival.

PI-88 is currently in Phase 2 clinical development with two Phase 2 clinical trials ongoing in Australia and the U.S., under an active Investigational New Drug application, or IND, with the FDA. We are planning to commence Phase 3 PI-88 development in post-resection liver cancer by the end of calendar year 2007. This Phase 3 trial will also be under an active IND with the FDA.

The following table summarizes the results of our completed, ongoing and planned clinical trials for PI-88.

PI-88 Completed Clinical Trials

Study	Ph	Treatment	Status & Key Points
Intravenous infusion in healthy volunteers	Phase Ia	Escalating single dose as a 3-hour intravenous infusion	• 18 healthy male adults recruited • Short term safety and pharmacokinetic data obtained • Doses of up to 180mg were well tolerated

Intravenous infusion in cancer patients	Phase Ib	Dose escalation by continuous intravenous infusion	• 14 patients recruited with advanced malignancies • 2 cases of Grade 3 thrombocytopenia, platelets recovered following cessation of treatment

Alternative intravenous dosage regimen in cancer patients	Phase Ib	Dose escalation by intravenous infusion for 4 days with 7 day follow up period	• 9 patients recruited with median age of 65 years • Dose limiting toxicity – 1 case of Grade 3 serum alanine aminotransferase • Repeat cycles at 2 week intervals

Subcutaneous injection in healthy volunteers	Phase Ia	Dose escalation by subcutaneous administration and comparison with intravenous infusion

•                  19 healthy male volunteers

•                  Comparison between intravenous infusion and subcutaneous injection bioavailability via two-way crosser design

•                  Determined 95% bioavailability by subcutaneous administration

Self administered subcutaneous in advanced cancer patients	Phase Ib	Dose escalation by 4/14 days and then 4/7 days

•                  42 patients recruited with median age of 55 years

•                  Maximum tolerated dose of 250 mg/day 4 days in 7 days

•                  38 evaluable patients, 1 partial response, 14 stable disease for 3 months or longer

•                  2 patients still on PI-88 treatment for 50 and 58 months respectively

Self administered subcutaneous with Taxotere® in patients with advanced malignancies	Phase Ib	Dose escalation PI-88 and Taxotere®	• 16 patients recruited • Established maximum tolerated dose for PI-88 in combination with docetaxel 250 mg/day 4 days per week • No dose limiting toxicities

Self administered subcutaneous in multiple myeloma patients	Phase 2	PI-88 dose determined via doubling activated partial thromboplastin time levels (APTT)	• Paraprotein marker study – 19 patients recruited • 41% of evaluable patients had disease stabilisation for 8 weeks or longer

Self administered subcutaneous in advanced melanoma patients	Phase 2	Monotherapy of 250 mg/day 4 days in every 7days

•                  44 patients recruited

•                  9 months median survival versus historical control of 6.4 months in other studies of DTIC in first line.

•                  This lead to initiation of first line trial in combination with DTIC

.
Primary liver cancer (post-resection)	Phase 2	3-arm study: 2 dose levels of PI-88 and a non treatment arm (control)

•                  172 patients recruited

•                  Treatment with 160 mg of PI-88 increased the disease-free rate at 48 weeks by approximately 25% from 50 to 63%

•                  Treatment with 160 mg of PI-88 increased the time-to-recurrence of disease (disease-free survival) by approximately 78%, from 27 to 48 weeks

Advanced non small cell lung cancer (NSCLC)	Phase 2	2-arm study: Combination therapy Taxotere ® with and without self-administration of PI-88	• 99 patients recruited • PI-88 did not meet its primary and secondary endpoints

PI-88 Ongoing Clinical Trials

Study	Ph	Treatment	Status & Key Points
Advanced prostate cancer (androgen-independent prostate cancer – Investigator initiated trial)	Phase 2	2-arm study: Self-administration of PI-88 combined with Taxotere®

•                  Trial commenced in August 2005

•                  Recruitment completed for the lead in safety stage

•                  No longer recruiting patients

•                  Randomised stage will assess PI-88 at two different dose regimens in combination with Taxotere®.

Advanced melanoma (first-line treatment)	Phase 2	2-arm study: Combination therapy DTIC, with and without self-administration of PI-88

•                  Trial commenced in May 2005.

•                  114 evaluable patients to be recruited

•                  Recruitment completed for the lead in stage

•                  Lead in stage assessed safety of combination. Randomised stage will assess the benefit of the addition of PI-88 to DTIC.

PI-88 Planned Clinical Trials

Study	Ph	Treatment	Status & Key Points
Primary liver cancer (post-resection)	Phase 3	Double blinded placebo controlled with a dose of 160 mg/4 days per week	• Approx. 600 patients to be recruited • Due to commence Q4 CY07 • Patients treated until disease recurs or study completed

Development Strategy for PI-88

The clinical development plan for PI-88 is registration focused with the lead PI-88 indication being post-resection liver cancer.

In parallel, we continue with other Phase 2 PI-88 clinical trial programs across multiple cancers.

Post-resection liver cancer

In April 2007 we announced the stage I results of our Phase 2 trial of PI-88 in patients who had previously undergone surgical removal of liver cancer. The 160mg data demonstrated the potential of PI-88 to extend the disease-free survival time of the patients following post-curative resection of the liver cancer, a patient population who have few, if any, treatment options and a high likelihood of disease recurrence.

The Phase 2 trial of PI-88 in post-resection liver cancer was carried out on our behalf by our Taiwan based Medigen Biotechnology Corporation under the terms of an Agreement struck in May 2000. For details on this agreement refer to the next section.

The Phase 2 post-resection liver cancer study was originally designed as a two-stage trial, with the first stage intended to determine optimal dosing and the second to demonstrate efficacy. In April 2006, we met with the FDA and discussed our registration path for PI-88. Following this meeting we decided to proceed directly to Phase 3 development after completion of the first stage, thereby bringing PI-88 into Phase 3 trial several years earlier than would otherwise have been possible.  In the April 2006 meeting, the FDA also recommended that Progen submit Special Purpose Assessments (SPAs) for its Phase 3 trials. We are due to initiate a global Phase 3 trial before the end of calendar year 2007 that is designed to support registration and marketing approval of PI-88 in this indication as swiftly and efficiently as possible.

Patients in the first stage of the Phase 2 trial were randomly assigned to one of three groups to receive either the standard of care (with no PI-88 treatment), 160 mg of PI-88, or 250 mg of PI-88, over 36 weeks with a 12 week follow-up period.

In summary the results of the first stage Phase 2 trial of PI-88 in post-resection HCC patients demonstrated that:

•                  Treatment with 160 mg of PI-88 increased the disease-free rate at 48 weeks by approximately 25%, from 50 to 63%;

•                  Treatment with 160 mg of PI-88 increased the time-to-recurrence of disease (disease-free survival) by approximately 78%, from 27 to 48 weeks;

•                  The 160 mg dose of PI-88 had an excellent safety and tolerability profile and there were few adverse events directly, or possibly, related to treatment;

•                  Treatment with the 250 mg dose resulted in thirteen patients terminating treatment early. This was partly due to adverse events, possibly related to treatment at this dose level which impacted the results for this treatment arm; and

•                  The 250 mg dose of PI-88 reduced the disease free rate by approximately 19 percent as compared to the control group, from 50 percent to 41 percent at 48 weeks, and was inseparable from the control group as to disease-free survival.

Liver cancer is a logical choice for Phase 3 clinical development because the patients in this setting will have undergone curative resection for liver cancer and many experience rapid recurrence of their disease.  This indication is also a good biological match with the way we believe PI-88 works by inhibiting the growth of new tumor blood vessel formation and restricting metastasis. Coupled with the biological relevance, is the commercial potential of this indication, as we currently believe that there are currently no FDA approved therapies to reduce the risk of recurrence for primary liver cancer patients after resection. Our Phase 3 trial should be the first large FDA registration directed trial initiated to assess new therapies for this patient group.

Subsequent to June 30, 2007 the FDA awarded PI-88 fast track designation for the treatment of post-resection liver cancer under the FDA Modernization Act of 1997. The fast track program is designed to facilitate the development and expedite the regulatory review of new drugs that demonstrate the potential to treat serious life threatening disease where there is an unmet medical need. The fast track designation will enable Progen to file a New Drug Application (NDA) on a rolling basis as data is available speeding the registration process significantly. We also received orphan medicinal product designation for PI-88 for the treatment of primary liver cancer in the European Union (EU).

To assist us with the execution of the Phase 3 trial Progen, has appointed Quintiles, the world’s largest Contract Research Organization (CRO), to help with the execution of the study. Quintiles has over 18,000 employees world-wide and has managed over 520 separate oncology studies, and has significant infrastructure in the regions where the trial will be conducted. They also operate directly in each of the 14 North American, European and Asian countries where Progen will be conducting the Phase 3 PI-88 trial.

Other Phase 2 clinical trials of PI-88

Since the end of fiscal 2007 we announced the results of the PI-88 Phase 2 trial in patients with advanced non small cell lung cancer (NSCLC). This trial was designed to test the efficacy and safety of PI-88 in combination with Taxotere® (docetaxel). The trial recruited 100 patients and was conducted at 13 sites in Australia. The final results for this trial showed PI-88 did not improve patient outcomes in this setting and does not warrant further development in this particular patient population at this advanced disease state.

Our metastatic melanoma trial is currently recruiting patients that have not previously received chemotherapy (i.e. first line patients). In this indication, the efficacy of PI-88 in combination with DTIC (dacarbazine) is being investigated. DTIC is a chemotherapy drug used as standard first-line treatment for patients with newly diagnosed metastatic melanoma and the goal of the study is to determine whether PI-88 can increase efficacy in combination with DTIC. The approved anti-angiogenic drug, Avastin® (bevacizumab), has been shown to enhance efficacy in combination with chemotherapy in patients with various solid tumors, including bowel cancer, lung cancer and breast cancer. The PI-88 Phase 2 trial in combination with DTIC is being conducted at seven sites in Australia and at three sites in U.S. 114 evaluable patients with metastatic melanoma are planned for recruitment into the study.  The recruitment for the lead-in stage of this trial has been completed. The lead-in stage was to assess safety of the combination while the randomized stage will assess the benefit of the addition of PI-88 to DTIC. We anticipate reporting on this trial in the latter half of 2008.

The hormone refractory prostate cancer trial, which is an investigator-initiated study, continues to assess the benefit of combining PI-88 with chemotherapy agent Taxotere®. Sanofi-Aventis is collaborating with Progen on the trial through a financial grant to the investigators and supply of Taxotere® for the trial. We anticipate reporting results of this trial in the first half of 2008.

Commercialization Strategy for PI-88

We have retained worldwide commercial rights to PI-88. We continue to assess strategic partnering opportunities in parallel with taking the product aggressively towards market commercialization. At the appropriate time, we intend to select collaborators for later-stage clinical development and commercialization of PI-88 as a cancer therapeutic. It is important that if we partner the product it should be at the appropriate stage that will maximize the product’s value.

Our market development strategy is based on a registration approach for PI-88 in post-

resection liver cancer targeting firstly the U.S., Europe and Australia then as soon as possible, Japan, China, Taiwan, Korea, and other South East Asian countries. The registration plan is directly related to the economic opportunities available to Progen in this key indication. The Phase 3 clinical development plan will be designed to effectively support the registration plan. We will be preparing the U.S. NDA in parallel to the Phase 3 trial so that as soon as the clinical data is available the application can be submitted with the intention of minimizing the filing time of the NDA.

Hepatocellular Carcinoma (HCC), the most common form of liver cancer, is an aggressive tumor that is currently the fifth most common solid tumor worldwide and the fourth leading cause of cancer related death.  In 2005, it was predicted that there would be more than 600,000 cases of liver cancer throughout the world.  In Eastern Asia and Africa, the incidence of HCC ranges from 20.8 cases to 40.0 cases per 100,000 men.  The highest age standardized mortality rate is found in China where deaths from HCC are the second largest cause of cancer mortality.  80,000 new cases of HCC are expected to be diagnosed in the seven major markets (U.S., Japan, France, Germany, Italy, Spain, UK) in 2007.  In the U.S., the American Cancer Society estimates that 19,160 of primary liver cancer will be diagnosed during 2007. Japan alone accounts for nearly a half of all HCC cases in the seven major markets. However, the increasing prevalence of hepatitis carriers in the West means that the incidence of HCC in the U.S. and Europe is expected to increase significantly over the coming years. Further more, given a latency period of 30-50 years between hepatitis exposure and the development of HCC, those infected with the virus decades ago may eventually develop HCC.

Currently, surgical resection of the tumor is the principal therapeutic intervention in eligible patients, who comprise between 15 and 35% of patients diagnosed with liver cancer. Recurrence rates of 75-100% at five years after such surgery are among the highest of any solid tumor and correspond to five-year survival rates in the range of 26-50% and five-year disease-free survival of
13-29%.

Economic Impact of HCC

The prevalence of primary liver cancer is highest in Asia and Africa, where chronic hepatitis B incidence rate is a key driver.  In Japan, Europe and the U.S., liver cancer incidence is attributed largely to underlying hepatitis C infection.  The International Journal of Cancer estimates that 80% of new liver cancer cases will occur in developing countries.  Additionally, based on a 2005 Frost & Sullivan report, the annual incidence of liver cancer in China is approximately 350,000, in Europe 50,000, in Japan 50,000, in South Korea 20,000, and over 50,000 elsewhere in South East Asia.

Other Product Candidates

PI-166

PI-166, our second oncology product candidate, is a novel combination of an active small organic chemical molecule and a delivery vehicle that directs the active drug constituent at the tumor site. PI-166 is being developed for potential application in the treatment of advanced hepatocellular carcinoma (primary liver cancer).

PI-166 Clinical Development Program

A Phase 1 clinical trial with PI-166 was initiated at the St. George Hospital in Sydney, Australia in 2003. Due to slower than expected recruitment from this center two additional sites have been added (Princess Alexandra Hospital, Brisbane and Monash Hospital, Melbourne). The primary objective of this trial is to investigate the safety and tolerability of escalating doses of PI-166 in patients with advanced stage primary liver cancer where surgical intervention is no longer an option (unresectable). Based on interim data to date, no drug-related side effects of PI-166 have been observed in patients enrolled in the trial.

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

Research Pipeline

We have an active drug discovery research program that has identified a portfolio of therapeutic targets that play key roles in cancer, and potentially in other serious diseases. Our discovery team is designing, synthesizing and screening small molecule compounds directed at these targets. This research program was partially funded by an AusIndustry START grant until June 2005. In August 2005, we were successful in being awarded a further AusIndustry grant known as a Commercial Ready Grant that will continue to partially fund this program until August 2008.

The first class of novel compounds emerged from this program in late 2005. These compounds have been shown to inhibit new blood vessel formation in several in vitro models of angiogenesis. The investigators reported that multiple PG500 compounds, decreased or prevented human endothelial cell (HUVEC) proliferative responses to growth factors including fibroblast growth factors 1 and 2 (FGF-1, FGF-2) and to vascular endothelial cell growth factor  (VEGF).

Blocking these interactions inhibits the angiogenesis and metastasis processes critical in tumor growth and progression.

These compounds also prevented new blood vessel formation as determined in the rat aortic assay.  In animal models of melanoma (B16F1 syngeneic mouse model) and human colorectal cancer (HT29 xenograft model), the heparan sulfate mimetic (HSM) compounds inhibited tumor progression.  Progen has recently filed a second provisional patent application to cover these newer, more potent compounds.

We plan to conduct further development work to select a compound or compounds for formal toxicity studies and pursue an IND leading to clinical development.

Manufacturing

We operate a current good manufacturing practice, or cGMP, certified pilot manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis. Contract and consulting services revenues constituted approximately 100% of our sales revenue in each of the fiscal years ended June 30, 2005, 2006, and 2007, respectively. The facility also manufactures PI-88 and prepares PI-166 for all clinical trials that have been conducted to date.

On November 29, 2006, we received notification from the FDA that the appropriate, chemistry, manufacturing and control, or CMC, procedures have been put in place to progress PI-88 to Phase 3 clinical trials. This notification follows our end-of-phase 2 CMC meeting with the FDA, held on October 24, 2006, and enables us to manufacture PI-88 for our upcoming Phase 3 clinical trial.

Termination of Collaboration with Medigen Biotechnology Corporation

In May 2000, we entered into a strategic alliance agreement, the “Alliance Agreement”, with Medigen Biotechnology Corporation, or MBC, a biotechnology company based in Taiwan. The collaboration related to early stage clinical trials of PI-88. The strategic alliance required Medigen to undertake and complete certain clinical trials of PI-88. On completion of these PI-88 clinical trials, Medigen was entitled to a 15% royalty on PI-88 proceeds of commercialization received by Progen. Both parties agreed to end the strategic alliance to allow Progen to develop and commercialize PI-88 as rapidly as possible and with maximum flexibility.

In January 2007 the Company announced that it had agreed terms with MBC to conclude the Alliance Agreement. In consideration for MBC agreeing to end the Alliance Agreement, and foregoing their entitlement to the 15% royalty, and to compensate MBC for their contribution to the development of PI-88, Progen agreed to:

•                  Return 15,176,525 MBC ordinary shares (i.e. Progen’s 19.9% interest) that comprised part of the consideration under the Alliance Agreement, to MBC.

•                  Issue 500,000 Progen shares to MBC on execution of the termination agreement;

•                  Reimburse to MBC A$300,000 being the funds they contributed to the costs of the PI-88 Phase 2 Melanoma clinical trial on execution of the agreement;

•                  Issue a further 732,600 Progen shares and pay A$2,000,000 in cash or shares, at Progen’s discretion, to MBC on MBC completing two clinical milestones in relation to the current PI-88 Phase 2 HCC Trial;

•                  Pay MBC up to A$4,000,000 on PI-88 achieving specified clinical and commercial milestones; and

•                  Issue 1,000,000 options to MBC upon MBC providing to Progen the HCC Phase 2 Trial Final Study Report.

To date we have returned the 15,176,525 Medigen shares, reimbursed the A$300,000 and issued 1,232,600 Progen shares and 1,000,000 Progen options.

Government Regulation

Regulation by government authorities in the U.S., Australia and other countries in which the Company operates is a significant factor in the development, manufacture and marketing of our proposed products and in our ongoing research and development activities. The nature an extent to which such regulation applies to us will vary depending on the nature of any products which may be developed by us. We anticipate that many, if not all, of our proposed products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures of the FDA and similar regulatory authorities in European and other countries. Various governmental statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage and recordkeeping related to such products and their marketing. The process of obtaining these approvals and the subsequent compliance with appropriate statutes and regulations require the expenditure of substantial time and money, and there can be no guarantee that approvals will be granted.

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

Australian Government Regulation

The steps required before a drug may be approved for marketing in Australia generally include:

•                                          Preclinical laboratory and animal testing;

•                                          Submission to the TGA of a clinical trial notification, or CTN, or a clinical trial exemption, or CTX, application for human trials;

•                                          Submission of an investigators’ brochure and clinical protocols to the independent ethics committee, or IEC, of each institution at which the trial is to be conducted;

•                                          Adequate and well-controlled clinical trials to demonstrate the safety and efficacy of the product;

•                                          Development of a Drug Master File, which demonstrates that the manufacture of the product conforms to GMP guidelines;

•                                          Submission of the manufacturing, preclinical and clinical data to the TGA; and

•                                          Approval by the TGA for inclusion in the Australian Register of Therapeutic Goods.

The testing and approval processes for a drug require substantial time, effort and financial resources. Furthermore, post-market surveillance must be carried out, and any adverse reactions to the drug must be reported to the TGA. We cannot make any assurances that any approval will be granted on a timely basis, if at all.

Preclinical studies include laboratory evaluation of the product as well as animal studies to assess the potential safety and efficacy of the product. The results of the preclinical studies are submitted to each investigator’s IEC and, in some instances, to the TGA. Approval by each IEC and by the TGA is necessary before clinical trials can commence. An IEC is a review committee at each institution at which a study is conducted and is set up under guidelines of the Australian National Health and Medical Research Council. The role of an IEC is to review proposals for clinical trials, and approve and subsequently monitor the clinical trials.  The IEC will consider, among other things, ethical factors and the safety of human subjects. We cannot make any assurances that submission to the applicable IECs and the TGA will result in authorization to commence clinical trials.

Clinical trials are typically conducted in three sequential phases that may overlap:

•                                          Phase 1 clinical trials that involve the initial introduction of the drug into human subjects and the exploration of its safety (adverse effects), dosage tolerance, absorption, metabolism, excretion and pharmacodynamics;

•                                          Phase 2 clinical trials that (i) evaluate the efficacy of the drug for specific, targeted indications, (ii) determine dosage tolerance and optimal dosage, and (iii) identify possible adverse effects and safety risks. Phase 2 trials usually involve studies in a limited patient population; and

•                                          Phase 3 clinical trials that generally further evaluate clinical efficacy and further test for safety within an expanded patient population sufficient to provide statistically significant data.

In the case of products with a high risk of toxicity, the initial clinical trials are sometimes conducted in patients with the target disease rather than in healthy volunteers. Since these patients are already afflicted with the target disease, it is possible that such clinical trials may provide evidence of efficacy traditionally obtained in Phase 2 clinical trials. We cannot make any assurances that Phase 1, Phase 2 or Phase 3 testing will be completed successfully within any specific time period, if at all, with respect to any of our product candidates. Furthermore, the TGA and/or the applicable IEC may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

All completed and ongoing PI-88 patient clinical trials are/have been conducted under an active IND application with the FDA, under a CTN application with the TGA for Australian sites and other health authority jurisdictions where relevant.

In January 2003, a Phase 1 clinical trial with PI-166 in patients with unresectable primary liver cancer, was initiated at the St. George Hospital in Sydney, Australia. This Phase 1 trial is being conducted under a separate CTN application with the TGA.

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

U.S. Government Regulation

FDA approval to market our drug products in the U.S. is expected to be undertaken by us or in conjunction with a commercial partner. The approval process of the FDA and TGA are similar, with substantial requirements for preclinical research, conduct of clinical trials, and manufacture of the product. Human clinical testing of a new drug requires the submission of an IND that must include the results of preclinical studies, together with manufacturing information and analytical data. We cannot make any assurances, however, that submission of an IND will allow us to commence clinical trials. Furthermore, once trials have commenced, the FDA may stop the trials, or particular types of trials, by placing a “clinical hold” on such trials because of, for example, concerns regarding the safety of the product being tested. Such holds can cause substantial delay and, in some cases, may require abandonment of a product. In addition, in the U.S., Phase 4 clinical trials are conducted after approval by the FDA to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. These clinical trials are often referred to as “Phase 3/4 post-approval clinical trials.”  Failure to promptly conduct Phase 4 clinical trials could result in withdrawal of product approval under accelerated approval regulations.

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

Under the FDA Modernization Act of 1997, the FDA has implemented accelerated review and approval procedures for therapies that have been studied for their safety and effectiveness in treating serious life-threatening or severely debilitating diseases, and which provide a meaningful therapeutic benefit to patients over existing treatments. Sponsors of such products may request to meet with the FDA-reviewing officials early in the drug development process to review and reach agreement on the design of necessary preclinical and clinical studies. This designation is commonly known as Fast Track. The FDA has awarded PI-88 Fast Track designation for the treatment of post-resection liver cancer.

We are currently conducting several Phase 2 clinical trials of PI-88 under our IND with the FDA and separate CTN applications with the TGA. We have recently submitted the Phase 3 protocol for the upcoming PI-88 trial in post-resection liver cancer to the FDA and TGA. We may seek FDA and TGA approval for independent Phase 2 trials of PI-166 in the U.S. and Australia upon successful completion of the Phase 1 trial in Australia. We cannot make any assurances that our submissions to the FDA or the TGA will be successfully reviewed, that the requisite approvals will be granted, that accelerated approvals will apply, or that later stage clinical trials will commence.

Orphan Drug Status

PI-88, our lead product candidate, has been designated as an orphan drug by the FDA for the treatment of high risk Stage II, Stage III and Stage IV melanoma and an orphan medicinal drug status from the EMEA for the treatment of liver cancer. If our other product candidates meet the relevant criteria, we may also apply for orphan drug status for such product candidates.

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

Patent Rights; Licenses and Proprietary Technology

Generally

Our success will depend in large part on whether we can:

•                                          Obtain patents to protect our own products;

•                                          Obtain licenses to the patented technologies of third parties;

•                                          Operate without infringing on the proprietary rights of third parties; and

•                                          Protect our trade secrets and know-how.

For a discussion of the risks and uncertainties associated with our intellectual property position, see “Risk Factors – Our success depends upon our ability to protect our intellectual property and our proprietary technology.”

Patents

The Company’s policy is to protect and defend the intellectual property associated with its technology and products, principally through patent protection. We achieve this by filing patent applications for discoveries made by our scientists, as well as those that we make in conjunction with our scientific collaborators and strategic partners.

We own or have exclusive rights to 11 patent families, incorporating 24 granted patents and 29 filed applications.

The most material of these patents and patent applications being:

1.               PI-88 – Composition of matter and method of use patent families have been granted in countries including the U.S., Australia, Korea, Taiwan, China, South Africa and New Zealand. Further, the PI-88 composition of matter patent application has been accepted in Canada and filed in countries including Europe and Japan. The PI-88 composition of matter patent expires in 2016. Under laws such as the U.S. Waxman Hatch law, extensions for PI-88 patents are possible in some countries and we intend to maximize the opportunities to pursue such patent extensions.

2.               Angiogenesis Inhibitory antibodies - This patent describes an antibody and the use of this antibody for the inhibition of angiogenesis. More specifically the antibody, being a monoclonal antibody is specific to proliferating human endothelial cells. The specification also sets forth a method of producing the antibody by hybridoma culture.

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

Licenses

PI-88. We have an exclusive worldwide license from the Australian National University in Canberra, Australia, to five families of patents and patent applications relating to PI-88, our sulfated oligosaccharide heparanase inhibitor. Our license rights terminate on March 10, 2028. Our license with the Australian National University requires us to pay the University a portion of PI-88 related payments that we receive including royalties on sales of PI-88 as well as on any fees we receive from sublicensing this technology. In addition we are the assignee to a sixth patent application.

PI-166. We also have an exclusive worldwide license from the University of New South Wales in Sydney, Australia, to
PI-166, a novel drug and delivery technology that is a potential new therapy for the treatment of hepatocellular carcinoma (primary liver cancer). Our license rights terminate on expiration of the last patent forming part of the technology or, if no patent issues, in 2012 with an option to extend until 2022. Our license with the University of New South Wales requires us to pay the University a portion of PI-166 related payments that we receive including royalties on sales of PI-166 as well as on any fees we receive from sublicensing this technology.

Drug Discovery Technology. We also have an exclusive worldwide license from the Australian National University to our patent application covering the synthesis of potential drug intermediaries. Our license rights terminate at the expiration of the last patent related to the synthesis technology. Our license with the Australian National University requires us to pay the University a portion of product related payments that we receive including royalties on sales of products arising from the synthesis technology as well as on any fees we receive from sublicensing this technology, and to make periodic payments on the achievement of certain milestones.

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

We are aware of certain products that are being developed by competitors that modulate tumor-related angiogenesis, including heparanase inhibitors, FGF-2, VEG-F and other signal protein inhibitors, and inhibitors of certain matrix metalloproteases, a family of enzymes known to be involved in processes through which tumors invade tissues, metastasize and grow. Other competitors are developing technologies that interfere with cancer cells directly. Several of these product candidates are in advanced stages of clinical trials and being marketed. Competitors that are marketing products or developing technologies that compete with PI-88, our lead oncology product candidate, include Genentech, Inc., Bayer Pharmaceuticals Corporation, Onyx Pharmaceuticals, Pfizer Inc., Novartis AG and Celgene Corporation. We are also aware of several agents that are being developed by others for the treatment of hepatocellular carcinoma thereby competing with PI-166. These agents are in various stages of clinical development and comprise small synthetic organic molecules and biologicals, as well as targeted radiotherapy and hyperthermia treatments. These companies include Onyx Pharmaceuticals and SIRTeX Medical Limited.

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

Contract Manufacturing

Our contract manufacturing division’s clients are mostly from the Australasia region with a limited number also from the United States. Competitors offering a similar service or facility to us within Australia include Hospira, Australia and CSL Ltd. Our ability to compete with these and other companies located elsewhere in the world will depend on our ability to remain cost competitive and to recruit and retain qualified personnel.

Consultants

We have consulting agreements with a number of leading academic scientists and clinicians. These individuals serve as key consultants or as members of our Scientific or Clinical Advisory Boards with respect to our drug discovery and clinical development programs and strategies respectively. They are distinguished scientists and clinicians with expertise in numerous scientific fields, including liver surgery, developmental biology and molecular biology.

We use consultants to provide us with expert advice and consultation on our scientific programs and strategies. They also serve as important contacts for us throughout the broader scientific community.

We retain each consultant according to the terms of a consulting agreement. Under such agreements, we pay them a consulting fee and reimburse them for out-of-pocket expenses incurred in performing their services for us. In addition, one consultant holds options to purchase our ordinary shares. Our consultants are employed by organizations other than ours, and therefore may have commitments to, or consulting or advisory agreements with, other entities or academic institutions that may limit their availability to us.

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

The facility is used to manufacture a range of biological products, including the PI-88 active ingredient and preparation of
PI-166 for preclinical and clinical trials. It is equipped for the genetic manipulation of micro-organisms, cell culture, small and large-scale fermentation of micro-organisms, purification and downstream processing, freeze-drying, and sterile packing and filling.

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

The buildings in which our principal offices and manufacturing facilities are located are both leased. The lease agreement on our corporate offices is for a three year period beginning December 15, 2005 with an option to lease for a further three years. Rental is approximately $132,000 per annum, subject to an annual increase based on the movement in the consumer price index or 4%, whichever is higher.

The lease agreement on our manufacturing facility expires in March 2009, we pay a current rental of approximately $104,000 per annum, subject to annual review, based on the movement in the consumer price index. We have an option to extend this lease for a further two years.

ITEM 5.                                                     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report.

This discussion may contain forward-looking statements based on current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in “Item 3. Key Information – Risk Factors” above and elsewhere in this annual report.

Overview

We have incurred significant losses since our inception and as of June 30, 2007, our accumulated deficit was approximately $65.5 million. We devote a substantial portion of our financial resources to fund the development of our two cancer product candidates and our drug discovery research efforts. We expect to incur additional operating losses for at least the next several years as we accelerate our drug discovery research and conduct additional clinical trials with PI-88 and PI-166, and advance into later stages of development. We may need to raise additional funds in the future to continue our operations.

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

Item 5.A.                                               Operating Results

Years ended June 30, 2007, 2006 and 2005

The functional currency for the Company’s operations is the Australian dollar. The translation from Australian dollars into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at balance sheet date and for revenue and expense accounts using the average exchange rate during the period.

The following table shows the movement in the average exchange rates between fiscal years 2005, 2006, and 2007. These average exchange rates have been used to translate Australian dollar revenue and expense amounts into U.S. dollars.

	Years Ended June 30,
	2005	2006	2007
Average Australian dollar to U.S. dollar exchange rate	$0.75352	$0.74783	$0.78592
Movement in exchange rate from prior year		$(0.00569)	$0.03809
% movement in exchange rate from prior year		(0.8)%	5.1%
Australian dollar to U.S. dollar exchange rate at June 30	$0.7620	$0.7301	$0.8486
Movement in exchange rate from prior year		$(0.0319)	$0.11
% movement in exchange rate from prior year		(4.2)%	16%

Revenue from Operations

Our revenue from sales and provision of services for fiscal 2005, 2006 and 2007 is as follows (in thousands):

	Years Ended June 30,
	2005	2006	2007
Revenue from provision of contract manufacturing services	1,076	677	723
Total revenue from sales and provision of services	$1,076	$677	$723

For the fiscal year ended June 30, 2007 revenues from contract manufacturing services increased $46,000 to $723,000 an increase of 6.8% from the prior year. The increase is primarily due to several new manufacturing contracts being undertaken during the course of the year.

For the fiscal year ended June 30, 2006 revenues from contract manufacturing services decreased $399,000 to $677,000 a decline of 37.1% from the prior year. This is primarily due to the manufacturing division’s priority being the optimization and validating the PI-88 manufacturing process along with manufacturing sufficient quantities of PI-88 for our clinical trial needs. A manufacturing contract, from which we derived $425,000 in revenue for the year ended June 30, 2005, was cancelled part way through the year.  Due to the manufacturing division’s focus being on PI-88 this contract was not replaced.

We ultimately expect to derive additional revenue from the out-licensing of our product candidates currently under development in return for milestone payments and royalties on commercial sales.

Research and Development Expenses

Our research and development expenses for compounds under development and discovery are as follows (in thousands):

	Years Ended June 30,
	2005	2006	2007
PI-88	$1,029	$1,157	$3,569
PI-166	63	47	33
Drug discovery	1,064	1,251	1,336
General research and development expenses	556	697	491
Total research and development expenses	$2,712	$3,152	$5,429

Costs for PI-88 and PI-166, our two oncology compounds under development, include external direct costs in relation to the conduct of long-term animal toxicity studies and Phase 1 and 2 clinical studies. Examples of such costs include principal investigators fees, patient recruitment fees, patient scans, data monitoring charges as well as our personnel costs for preclinical, clinical and regulatory activities associated with preparing these compounds for registration with the FDA and TGA or similar agencies. Drug discovery costs include our personnel and associated costs incurred in relation to this effort as well as external sponsored research costs. General research and development expenses include research and development management personnel costs and general laboratory costs that cannot be allocated to a specific compound or our drug discovery effort. Prior to July 1, 2000, our accounting records did not record research and development costs by project. Since July 1, 2000 cumulative direct external costs incurred on
PI-88, PI-166 and drug discovery are $9,474,000, $253,000 and $7,062,000 respectively.

The current year’s investment in our research and development initiatives increased 72% from the prior year to $5,429,000 primarily due to a 208.5% increase in PI-88 expenditures as we planned for the upcoming Phase 3 trial in post-resection liver cancer and continued our Phase 2 PI-88 trials in melanoma, prostate and non-small cell lung cancer. The following are significant incremental expenditures incurred this fiscal year:

•                  The completion of long-term PI-88 animal toxicity studies. These studies commenced in the prior year, the incremental expenditure incurred in the current fiscal year totaled $710,000.

•                  Expenditures totaling $724,000 being incurred in planning for the Phase 3 development of PI-88 in post-resection liver cancer including payments to consultants advising on study protocol and the transfer of the later stages of PI-88’s manufacturing process to a FDA cGMP facility.

•                  Expenditure incurred on the Phase 2 trial of PI-88 with and without combination therapy dacarbazine in patients with advanced melanoma increased $448,000 as a result of increased patient recruitment and the $236,000 reimbursement to Medigen of expenditures made by Medigen in relation to this trial.

In fiscal 2006 the investment in our research and development initiatives increased 16.2% from the prior year to $3,152,000 primarily due to the following:

•                  Expenditure incurred in preparing for potential PI-88 Phase 3 development including, regulatory and additional animal studies ($276,000), a project to put in place appropriate chemistry, manufacturing and control procedures in relation to the Phase 3 manufacture of PI-88 ($199,000) and a project to scale-up and optimize the first step of the manufacturing process of PI-88 to enable the Company to manufacture sufficient Phase 3 quantities of this material ($98,000).

•                  Net expenditure increasing $128,000 year-on-year on our PI-88 Phase 2 trial in combination with the chemotherapy agent dacarbazine in patients with metastatic melanoma. This trial commenced in May 2005 and during the course of the year we completed recruitment into the lead-in phase. This trial is being co-funded by our strategic alliance partners, Medigen Biotechnology Corporation. During the course of the year they contributed $186,000 to the costs of running this trial;

•                  Net expenditure on our drug discovery program increased $187,000 year on year primarily due to an increased head-count following the award of the AusIndustry Commercial Ready grant. This grant contributed $569,000 to the costs incurred in relation to this program during the financial year ended June 30, 2006.

Somewhat off-setting the above increases in expenditures were the following decreases:

•                  Expenditure on our PI-88 Phase 2 mono-therapy trial with patients with advance melanoma decreasing $286,000 as this trial completed during the prior reporting period;

•                  Expenditure on the PI-88 Phase 2 mono-therapy trial with patients with advanced melanoma decreasing $144,000 as patient recruitment concluded in February 2006.

We expect our research and development expenses to increase in the next three years primarily due to costs currently being incurred in the late stages of planning for a Phase 3 trial of PI-88 in post-resection HCC. This trial is currently expected to commence during the fourth quarter of calendar year 2007. The additional costs being incurred include additional long-term animal toxicity studies, clinical research organization costs, increasing our head count and the manufacture of sufficient doses of PI-88 for our Phase 2 and 3 clinical trial needs.

Our lead drug candidates, PI-88 and PI-166 are currently in Phase 2 and Phase 1 clinical trials respectively with a Phase 3 trial of PI-88 in post-resection liver cancer being planned to commence before the end of calendar year 2007. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our drugs progress successfully through initial human testing, they may fail in later stages of development. Regulatory agencies, including the FDA and TGA, regulate many aspects of a product candidate’s life cycle, including research and development and pre-clinical and clinical testing. We or the regulatory authorities may suspend clinical trials at any time on the basis that the participants are being exposed to unacceptable health risks. Completion of clinical trials depends on, among other things, the number of patients available for enrollment in a particular trial, which is a function of many factors, including the availability and proximity of patients with the relevant condition. We rely on third parties to conduct clinical trials, which may result in delays and failure to complete trials if the third parties fail to perform or meet applicable standards. Our drug discovery efforts are still in the research phase and have not yet commenced pre-clinical development, which means they have not yet been tested on humans. We will need to commit significant time and resources to develop these product candidates.

Our products will only be successful if:

•                  our product candidates are developed to a stage that will enable us to commercialize them or sell related marketing rights to pharmaceutical companies;

•                  we are able to commercialize product candidates in clinical development or sell the marketing rights to third parties; and

•                  our product candidates, if developed, are approved.

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

Rentals on Operating Leases

Rentals on operating leases increased 40% over 2006 to $232,000 in fiscal 2007. This is due to CPI increase in both corporate office and Darra manufacturing facility and a full year lease for corporate office in fiscal 2007. We entered the lease on the corporate offices part way through fiscal 2006.

Selling, General and Administrative Costs

Selling, general and administrative expenses increased $1,866,000 or 64.8% in fiscal 2007 to $4,746,000 compared with $2,880,000 for fiscal 2006 and $2,954,000 for fiscal 2005. In Australian dollars (the Company’s functional currency) the increase in selling, general and administrative expenses was 56.8%. This increase was primarily due to the following factors: an increase of $76,000 in fees paid to consultants and advisors to assist with investor relations matter; an increase of $612,000 in expenses for share options granted to employees; an increase of $79,000 in staff recruitment fees, an increase of $184,000 in travel and accommodation expenditure incurred and an increase of $526,000 in foreign exchange loss due to appreciation of the Australian dollar against U.S. dollar.

Selling, general and administrative expenses decreased $74,000 or 2.5% in fiscal 2006 to $2,880,000 compared with $2,954,000 for fiscal 2005 and $2,617,000 for fiscal 2004. In Australian dollars (the Company’s functional currency) the decrease in selling, general and administrative expenses was 3.9%.

We expect selling, general and administrative costs to increase in fiscal 2008 as we continue to explore commercialization alternatives for PI-88, and continue to attend international conferences and conduct investor road-shows to increase the Company’s profile. These efforts will involve additional travel and accommodation costs. In addition we are actively pursuing growth opportunities. These efforts may involve an increase in advisor and consultant costs.

Medigen Termination Agreement Obligation

In January 2007 we announced that we had agreed terms with Medigen Biotechnology Corporation (Medigen) to conclude the strategic alliance between the two companies.  The strategic alliance required Medigen to undertake and complete certain clinical trial of PI-88. On completion of these PI-88 clinical trials, Medigen was entitled to a 15% royalty on PI-88 proceeds of commercialization received by Progen.  Both parties agreed to end the strategic alliance to allow Progen to develop and commercialize PI-88 as rapidly as possible and with maximum flexibility.

In consideration for Medigen agreeing to end the strategic alliance, and thereby foregoing their entitlement to the 15% royalty, and to compensate Medigen for their contribution to the development of PI-88, Progen agreed to make certain cash and equity based payments to Medigen and to return the equity investment we had in Medigen. The 2007 financial impact of the share based payments to Medigen amounted to $7,747,000.

Other Costs of Operations

Other costs of operations increased $351,000 to $1,049,000 in fiscal 2007 following an increase of $301,000 in fiscal 2006 over fiscal 2005.  These costs are the un-recovered overheads of our Contract Manufacturing division that are not recovered against cost of external sales and increased in fiscal 2007 and 2006, as contract manufacturing revenues decreased with the division focusing on the optimization and scale-up of the PI-88 manufacturing process.

The costs are primarily salaries and wages, and overheads of our Darra manufacturing facility that are not allocated to research and development costs or cost of sales.

Depreciation expense

Depreciation expense decreased $4,000 in fiscal 2007 to $394,000. Depreciation expense decreased $31,000 in fiscal 2006 from fiscal 2005 to $398,000. These decreases in depreciation are due primarily to assets becoming fully depreciated. Depreciation expense is expected to decline further in fiscal 2008 as assets continue to be fully depreciated and depreciation on our recently acquired plant and equipment and estimated future capital expenditure requirements will not be sufficient to off-set that decline.

Other Income (Expenses)

We realized total net other income of $2,235,000 in fiscal 2007 compared with $1,423,000 in fiscal 2006 and $1,213,000 in fiscal 2005. The components of Other Income (Expenses) as shown in our statements of income included elsewhere in this annual report are (in thousands):

	Years Ended June 30,
	2005	2006	2007
Interest income	618	824	1,372
Interest expense	(13)	(11)	(12)
Grant income	578	569	844
Other income	30	41	31
Total other income	$1,213	$1,423	$2,235

Interest income received varies from year to year depending on the amount of cash we have available to invest and the interest rate prevailing at that time. The Company raised an additional net $76.0 million from the sale of equity during fiscal 2007. This significantly increased the total funds available to invest in fiscal year 2007. As a result of the above increase and also due to appreciation of the Australian dollar, interest income received increased 66.4% to $1,372,000.

Grant income relates to the funding we receive for our drug discovery program under the AusIndustry START and Commercial Ready grants. The AusIndustry START grant expired on June 30, 2005. We applied, and were granted, another AusIndustry grant known as a Commercial Ready grant that will continue to partially fund our drug discovery program for the three years beginning August 2005. Grant income in the 2005 financial years was received under the START grant, whereas the 2006 and 2007 grant income was received under the Commercial Ready grant. Both grants are based on a 50% re-imbursement of eligible expenditure, and therefore are directly related to level of expenditure incurred on this program. Grant income increased $275,000 in fiscal 2007 as the Commercial Ready grant was claimed for the full 12 months as compared to less than 11 months in the previous corresponding reporting period as the Commercial Ready grant was awarded in August 2005. In addition there was an increase in eligible, or claimable, expenditure as described above under Research and Development Expenses.

Grant income decreased $9,000 in fiscal 2006 as the START grant completed on June 30, 2005 and the Commercial Ready grant commenced in August 2005 resulting in less than 11 months of eligible expenditures being claimable.

We expect grant income to increase slightly over the levels of the last two fiscal years as we expect expenditure on this program to increase. As with the START grant the Commercial Ready grant is based on a 50% re-imbursement of eligible expenditure. The amount of this grant is capped at A$3.39 million.

Income Taxes

As at June 30, 2007, we had net tax loss carry forwards of approximately $83.7 million, resulting in a deferred tax asset (before valuation allowances) of approximately $27.3 million. The tax losses are indefinite as to use unless it is unable to comply with the recognition criteria for carrying forward tax losses under Australian taxation laws. We had net tax loss carry forwards of $57.4 million as at June 30, 2006. Since recoupment of the carried forward tax loss is uncertain, a valuation allowance has been established to offset in full the deferred tax asset resulting in a net deferred asset of $nil.

Item 5.B.                                               Liquidity and Capital Resources

Cash and cash equivalents held as at June 30, 2007, 2006 and 2005 amounted to $83.4 million, $11.6 million and $17.9 million respectively.

Sources of Liquidity

Since inception, we have financed our operations primarily through public and private sales of equity securities totaling approximately $144.5 million in net proceeds. As at June 30, 2007, cash and cash equivalents totaled approximately $83.4 million and consisted primarily of highly liquid interest bearing investments, typically bank bills and investment grade commercial paper with maturities of three months or less. Investments are made in accordance with a Board approved Investment Policy. We believe that these investments do not constitute any material market risk exposure. All cash and cash equivalents held at June 30, 2007 were in Australian dollars and US dollars.

Cash Flows from Operating Activities

We expended approximately $7.5 million in cash and cash equivalents during the twelve months ended June 30, 2007 to finance our net operating activities. This compares to $4.9 million and $4.0 million fiscal 2006 and 2005, respectively. The increase in net cash expended on operating activities in fiscal 2007 over fiscal 2006 was primarily due to receipts from customers declining $702,000. This was the case even with an increase in revenues from operations, as $510,000 in customer invoices were outstanding at June 30, 2007. These amounts have since been collected in full. In addition there was a $2,324,000 increase in payments to suppliers (due to an increase in expenditures associated with planning for our phase 3 trial) and employees, off-set by an increase in interest receipts of $327,000.

The increase of $875,000 in net cash expended on operating activities in fiscal 2006 over fiscal 2005 was primarily due to receipts from customers declining $641,000 with the decline in contract manufacturing revenues and a $600,000 increase in payments to suppliers and employees, off-set by an increase in interest receipts of $193,000.

Cash Flows from Investing Activities

In fiscal 2007 and 2006 cash out-flows from investing activities totaled $199,000 and $849,000 respectively. The decrease in fiscal 2007 resulted from fewer items of plant & equipment being purchased. Several major items of manufacturing equipment were purchased in fiscal 2006 to scale-up the PI-88 manufacturing process.

Cash Flows from Financing Activities

Net cash provided by financing activities in 2007 of $76,037,000 relates to proceeds from the following share issues:

•                  a private placement in December 2006 raising $14,754,000,

•                  a share purchase plan in January 2007 to Australian and New Zealand resident shareholders raising $4,112,000,

•                  a US equity offering in May 2007 raising $30,213,000,

•                  a rights entitlement offering in June 2007 raising $26,784,000, and

•                  the exercise of employee options raising $182,000.

Net cash provided by financing activities in 2006 of $75,000 reflected the proceeds from the exercise of employee options. Net cash provided by financing activities in 2005 of $11.0 million reflected the receipt of $4.9 million in net proceeds through the exercise of bonus options granted to our shareholders on a one for eight pro rata basis in November 2003, $1.9 million in net proceeds from an Australian placement to institutional investors being the shortfall of options not exercised by the expiry date of May 31, 2005, and $4.2 million from the exercise of options granted to directors, employees and advisors.

Funding Requirements

We currently have no material commitments for capital expenditures. However, we expect to incur substantial future commitments in light of our oncology clinical programs and our drug discovery program. We are presently funding two Phase 2 multi-center clinical trials of PI-88 and one Phase Ib clinical trial of PI-166, and are in the late stages of planning for the Phase 3 clinical trial development of PI-88 in post-resection liver cancer. We currently anticipate the Phase 3 development of PI-88 in post-resection liver cancer will commence during the fourth quarter of calendar year 2007.

Drug discovery is partially funded by a A$3.39 million AusIndustry Commercial Ready grant. This grant is for three years commencing August 2005. Over this period the Company’s contribution to this program is expected to also be A$3.39 million.

We also received approval for funding under the Pharmaceutical Partnership Program (P3), another AusIndustry grant, whose agreement was signed on July 10, 2007. The funding is for three years commencing July 1, 2007 and has a maximum payment of A$4.63 million. This grant will partially fund the drug discovery and drug development activities which are performed in Australia.

Under the terms of the agreement terminating the strategic alliance with Medigen

Biotechnology Corporation, Progen is required to make payment of A$2.0 million (US$1.7 million) upon Medigen providing certain deliverables. Payment, in cash or equivalent Progen ordinary shares, is due by January 15, 2008 or 20 business days after Phase 3 clinical trials commence, whichever is later. In addition, we are required to pay Medigen A$2.0 million (US$1.7 million) upon commencement of Phase 3 clinical trials and another A$2.0 million upon achieving commercial milestones.

We are currently assessing our manufacturing options in relation to the commercial production of PI-88. Options currently under consideration include the construction of a purpose built facility involving a significant capital investment. This option is being assessed against contracting PI-88 production out to a third party supplier whereby we lose control over production and pay commercial rates.

Our future cash requirements will depend on a number of factors, including: the scope and results of preclinical studies and clinical trials, continued progress of our research and development programs, including our in-licencing activities, our ability to generate revenues from our contract manufacture services, our ability to generate revenue from the commercialization of PI-88, PI-166 and the technologies that may result from our drug discovery platform efforts, and the availability of other financing.

The Company estimates that current cash reserves, the recently awarded A$4.63 million AusIndustry P3 grant, the remainder of the Commercial Ready grant and revenues from manufacturing are sufficient to fully fund its on-going operations through to the completion of PI-88 Phase 3 development which is expected to take approximately 36 months from June 30, 2007.

Item 5.C.                                               Research and development, patents and licenses, etc.

Refer to Research and Development Expenses under Item 5.A..

Item 5.D.                                               Trend Information

We currently anticipate commencing the Phase 3 development of PI-88 in post-resection liver cancer before the end of calendar year 2007. In order to conduct this multi-center, multi-country trial in a timely and efficient manner we are engaging the services of third party vendors and increasing our head-count. As a result we anticipate the investment in our development efforts will increase significantly over the next three years.

For further trend information refer to Item 5.A.

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

Item 5.F.                                                 Tabular Disclosure of Aggregate Contractual Obligations

As of June 30, 2007, we had known contractual obligations and commitments of $3,824,000. Of this amount $735,000 relates to sponsored research commitments and estimates to complete current trials of PI-88 and PI-166. The remaining $3,089,000 relates to the following: Medigen termination agreement obligation ($1,697,000), repayment of our insurance premium funding ($439,000), our current operating lease obligations including the lease of our premises ($276,000), and other commitments ($677,000) most of which relates to payment obligations under various consulting and advisory agreements. The obligation to Medigen may be made in cash or equivalent Company shares.

The following table sets forth our aggregate contractual obligations for the three years following June 30, 2007 (in thousands):

	Payments Due by Period
Contractual obligations	Total	< 1 year	1-3 years
Operating leases	276	210	66
Sponsored research and clinical trial obligations and commitments	735	614	121
Insurance premium funding	439	439	—
Medigen termination obligation	1,697	1,697	—
Other commitments	677	677	—
Total	$3,824	$3,637	$187

Under the terms of the agreement terminating the strategic alliance with Medigen Biotechnology Corporation we are required to pay Medigen A$2.0 million upon commencement of PI-88 Phase 3 clinical trials and another A$2.0 million upon PI-88 achieving a specified commercial milestone. These amounts are not included in the above table as they are only payable on the relevant milestone being achieved.

We do not have any contractual obligations that extend beyond the next three years.

ITEM 6.                                                     DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES

Item 6.A.                                               Directors and Senior Management

The following table sets forth certain information about our directors and executive officers:

Name	Age	Position
Stephen Chang	58	Executive Chairman
T. Justus Homburg	51	Managing Director
Prof. John R. Zalcberg	55	Non-Executive Director (1)
Patrick O. Burns	70	Non-Executive Director (1), (2)
Dr. Malvin L. Eutick	58	Non-Executive Director (1), (2)
Dr. Anand Gautam	47	Vice President, Research and Development
Sarah J. Meibusch	30	Vice President, Business Development
Dr. James Garner	34	Vice President, Medical and Clinical Affairs
Dr. John Devlin	47	Vice President, Manufacturing Operations
Linton W. P. Burns	42	Chief Financial Officer and Company Secretary

(1)  Member of Audit Committee

(2)  Member of Remuneration Committee

Stephen Chang is a founding Director and has served as Chairman from 1989 to 1994 and again since 1999. From 2000 to 2001, Mr. Chang served as chairman of Medigen Biotechnology Corporation. Mr. Chang holds a B.Sc. in mechanical engineering from the National Taiwan College of Marine Science and Technology.

T. Justus Homburg has served as our Managing Director since March 2006. His background includes over a decade in new technology commercialization, strategic planning, corporate development and general management with Monsanto. Prior to joining the Company in January 2006 Mr. Homburg spent three years as the CEO of the start-up biotechnology company, Chirogen Pty Ltd, based in Melbourne. Mr. Homburg holds an MBA from the University of Washington with degrees from Iowa State University, Southern Illinois University, and The University of Utrecht.

Professor John R. Zalcberg, M.D., Ph.D., OAM joined as a Non-Executive Director in May 1995. He is Professor/Director of the Division of Haematology and Medical Oncology at the Peter MacCallum Cancer Institute in Melbourne, Australia. Among his numerous professional positions, Prof. Zalcberg served as President of the Clinical Oncology Society of Australia; is the Chairman of the Australasian Gatrointestinal Trials Group; and a member of the National Colorectal Cancer Care Surgery Working Party. Professor Zalcberg was awarded the Medal of the Order of Australia in 2007 for his contributions to oncology research.

Patrick O. Burns was appointed a Non-Executive Director in March 1999. From 1997, Burns has also been a member of the Board of Directors of Synbiotics, which specializes in animal health care, and Annovis, Inc a specialist chemicals company and a Senior Advisor to AcrossFrontiers International, Inc. He is currently a non-executive director of ChemGenex Pharmaceuticals Ltd, an Australian listed biotechnology company; vice chairman of Euclid Systems

Corporation, a private eye care company; the chairman of Stable Eyes, Inc a biotechnology company in the eye care field and an advisor to a number of early stage technology companies. Mr. Burns holds an B.A. in Government from Dartmouth College and an L.L.B. from Harvard Law School. There is no family relationship between Mr. Burns and Mr. Linton W. P. Burns our Company Secretary and Chief Financial Officer.

Dr. Malvin L. Eutick, Ph.D., OAM was appointed a Non-Executive Director in March 1999. He is a director of both TUTA Healthcare and Pharmalab. He has had a long association with the biotechnology industry and was awarded the Medal of the Order of Australia for services to the industry in 1995. Dr. Eutick holds a B.Sc. and a Ph.D. in biochemistry from the University of Sydney, Australia.

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

Sarah J. Meibusch joined us in 2003 as Business Development Manager following a similar role at Pyxis Genomics, Inc, a private USA based biotechnology company. Ms. Meibusch was promoted to Director, Business Development in June 2005 and to Vice President, Business Development in 2006. She holds a Bachelor degree in Agricultural science from the University of Queensland and a Master of Professional Studies degree from Cornell University, USA.

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

Dr James Garner MA, MBA, MBBS, BSc (Hons), SAFin. joined us in January 2007 as Vice President, Medical and Clinical Affairs.  Prior to joining us Dr Garner spent several years at Biogen Idec (NASDAQ: BIIB) as a Medical Affairs Manager for the Asia-Pacific region. He holds a Bachelor of Sciences (with First Class Honors) from University College, London, and a Master of Arts and a Master of Business Administration from the University of Queensland and a Graduate Certificate in Applied Finance and Investment from the Financial Services Institute of Australasia. He is a Young Fellow of the Royal Society of Medicine (UK) and a member of the Australian Pharmaceutical Physicians Association.

John Devlin BSc Ph.D. joined us in May 2007 as Vice President, Manufacturing Operations.  Prior to joining us,  Mr. Devlin ran his own consultancy company, Devchem Pty Ltd, providing small Australian biotech companies with advice on development, scale up and manufacturing operation. He received both his bachelor’s degree and Ph.D. in Organic chemistry from Queens University in Belfast, Northern Ireland.

Our executive officers are appointed by, and serve at the pleasure of, our board of directors. There are no family relationships among our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

Item 6.B.                                               Compensation

The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2007:

	Annual Compensation
Name and Principal Position	Salary (1)	Directors’ Fees	Superannuation Contributions (2)	Benefits & Allowances	Stock Options (3)	TOTAL
Stephen Chang Chairman and Executive Director	234,951	—	20,157	—	—	255,108
T. Justus Homburg Executive Director and Managing Director(4)	226,449	—	13,414	3,676	569,519	813,058

Prof. John R. Zalcberg Non-Executive Director	—	43,262	3,893	—	—	47,155
Patrick O. Burns Non-Executive Director	—	47,155	—	—	—	47,155
Dr. Malvin L. Eutick Non-Executive Director	—	43,262	3,893	—	—	47,155
Dr. Stanley S.C. Chang Non-Executive Director(4)	—	25,645	—	—	—	25,645
Linton W. P. Burns Chief Financial Officer and Company Secretary	137,872	—	12,408	—	27,089	177,369
Gregory M. Orders General Manager Contract Manufacturing(5)	85,926	—	7,811	—	—	93,737
Dr. Anand Gautam Vice President, Research and Development	120,602	—	10,971	—	—	131,573
Sarah Meibusch Vice President, Business Development	102,961	—	9,267	—	—	112,228
Dr. James Garner Vice President, Medical & Clinical Affairs(6)	56,325	—	5,210	—	—	61,535
Dr. John Devlin Vice President, Manufacturing Operations(7)	15,265	—	1,374	—	—	16,639
All directors and executive officers as a group (12 persons)	980,351	159,324	88,398	3,676	596,608	1,828,357

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

(3)                                  During the 2007 fiscal year stock options were granted to certain executive officers under the terms of their contracts of employment. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the Company. The estimated value of these options is calculated at the date of grant using the Hull-White binomial option pricing model.

(4)                                  Dr. Chang resigned in January 2007.

(5)                                  Mr. Orders resigned in July 2007.

(6)                                  Dr. Garner was appointed in January 2007.

(7)                                  Dr. Devlin was appointed in May 2007.

Item 6.C.                                               Board Practices

We currently have five directors. Our constitution provides that at least one-third of our directors (except our managing director) must retire at each annual general meeting of shareholders. As a result, only a portion of our board of directors will be elected each year. Mr. Stephen Chang, and Mr. P Burns were re-elected at our 2004 annual general meeting of shareholders. Prof. J. Zalcberg and Dr. M. Eutick were re-elected at our 2005 annual general meeting of shareholders.

No termination benefits are provided to directors other than statutory superannuation.

Audit Committee. Our audit committee currently consists of Dr. M. Eutick (Chair), Mr. P. Burns, and Prof. J. Zalcberg, all of whom are non-management members of our board of directors. The authority and responsibilities of our audit committee are set forth in its charter and includes:

•                                          The appointment, compensation, retention, and oversight of the work of the independent auditors who report directly to the audit committee;

•                                          The approval of all audit and non-audit engagements and fees with the independent auditors;

•                                          The authority to engage, without board approval, independent legal counsel and other advisors, at the Company’s expense, as deemed necessary to carry out its duties;

•                                          Reviewing and monitoring the framework of our internal controls and the objectivity of our financial reporting;

•                                          Oversight of the adequacy and effectiveness of the Company’s internal controls over financial reporting and disclosure controls and procedures;

•                                          Reviewing, prior to filing, our unaudited interim or audited annual financial statements and discussing the statements and reports with our management and the independent auditors, including any significant adjustments, management judgments and estimates, new accounting policies and disagreement with management;

•                                          Reviewing and discussing with management the Company’s interim and year-end earnings press releases prior to the release being issued; and

•                                          Establishing and reviewing procedures for complaints received by us regarding accounting matters.

Remuneration Committee. Our remuneration committee currently consists of Dr. M. Eutick and Mr. P. Burns, who are non-management members of our board of directors. The function of our remuneration committee includes:

•                                          Reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation arrangements for management and other personnel, including the granting of options under our option plans;

•                                          Establishing and reviewing general compensation policies with the objective to attract and retain superior talent, reward individual performance and achieve our financial goals; and

•                                          Advising and consulting with our executive officers regarding managerial personnel and development.

Item 6.D.                                               Employees

The number of persons, including executive directors, employed by the Company, as of June 30, 2007, 2006 and 2005, broken down by activity is shown below.

	As of June 30,
	2005	2006	2007
Management and administration	9	13	13
Research and development	17	17	20
Sales and marketing	—	—	—
Production and operations	15	14	17
Total	41	44	50

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

Item 6.E.                                                 Share Ownership

The following table sets forth, for each director or senior executive of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of December 5, 2007.

Name	Number of Issued Ordinary Shares	Percentage of Issued Ordinary Shares (1)	Number of Ordinary Shares Issuable Pursuant to Options
Stephen Chang	820,300	1.4%	41,014
T. Justus Homburg	27,778	*	531,389
Prof. John R. Zalcberg	16,772	*	—
Patrick O. Burns	556	*	28
Dr. Malvin L. Eutick	17,693	*	885
Anand Gautam		—	100,000
Sarah J. Meibusch	—	—	100,000
Linton W. P. Burns	4,359	*	133,218
Dr. James Garner	—	—	50,000
John Devlin	—	—	50,000
All directors and executive officers As a group (10 persons)	887,458	1.4%	1,006,534

*                                         Represents less than 1%.

(1)                                  Based on 59,416,427 issued ordinary shares as of December 5, 2007.

Option Plans

The following director and employee option plans were in existence during the fiscal year ending June 30, 2007. The plans are overseen by the Remuneration Committee which determines the terms under which eligible individuals may participate.

In accordance with Australian law, we will not grant any option if, after such issuance, the number of options issued to non-executive employees during the previous five years whether or not exercised and which have not yet terminated or expired would exceed 5% of the then total number of outstanding ordinary shares. In accordance with Australian Securities Exchange Listing Rules all grants of options to directors require the prior approval from our shareholders.

In November 2004, our shareholders approved the directors and employee option incentive plan. All our directors and all employees, whether full time or part time, are eligible to participate in this plan. The minimum exercise price of options granted under this plan shall not be less than the average closing share price as recorded on the Australian Securities Exchange in the five business days preceding the grant of those options. The expiry date of options issued under this plan can not exceed 10 years from the date of grant. During the fiscal year ended June 30, 2007 options to purchase a total of 147,000 ordinary shares were issued under this plan. These options were issued free of charge and had a weighted average exercise price of $2.12. Since June 30, 2007 a further 1,192,250 options were issued under this plan at a weighted average exercise price of $3.03. As of December 5, 2007 there were outstanding options to purchase an aggregate of 1,809,250 ordinary shares under this plan.

At the 2006 Company’s annual general meeting the shareholders approved the issue of 500,000 options to the CEO. The vesting terms and exercise price of these options is as follows:

•                                         166,667 options vesting on March 1, 2007 at an exercise price equal to a 20% premium to the 60 day share price volume weighted average price (VWAP) prior to this date of which the exercise price was $6.15 (included in the table below);

•                                         166,667 options vesting on March 1, 2008 at an exercise price equal to a 25% premium to the 60 day share price VWAP prior to this date of which the exercise price is estimated to be $4.88; and

•                                         166,667 options vesting on March 1, 2009 at an exercise price equal to a 30% premium to the 60 day share price VWAP prior to this date of which the exercise price is estimated to be $5.07.

These options are exercisable for the date they vest and expire on March 1, 2011. The grant date of these options is March 1, 2007, 2008, and 2009; however since the service inception date precedes the grant date compensation expense is recognized over the period beginning November 30, 2006, the date of approval. For March 1, 2007 the weighted average grant date fair value was $2.13. The estimated fair value The weighted average grant date fair value for March 1, 2007, 2008, and 2009 was $2.13, $1.73, $1.86, respectively. The total compensation cost not recognized as of June 30, 2007 is estimated to be $383,315 over the weighted average period of 1.2 years.

ITEM 7.                                                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Items 7.A.                                         Major Shareholders

The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 5% or more of the Company’s ordinary shares, as of December 13, 2005, December 6, 2006, and December 11, 2007 each being the most recent practicable date before reporting for the last three fiscal years.

	2005		2006		2007
Name and Address	# of Shares	% of issued shares	# of Shares	% of issued shares	# of Shares	% of issued shares
SAC Capital Associates LLC PO Box 58 Victoria House, The Valley, Anguilla, BW1	N/A		2,802,828	6.90	N/A

Manifest Capital Management Pty Ltd Level 7, 139 Macquarie Street, Sydney NSW 2000	2,655,286	6.55	3,538,260	8.72	3,538,260	5.96

Northcape Capital Pty Ltd Level 17, 15-19 Bent Street Sydney NSW 2000	N/A		N/A		3,575,289	6.02

AMP Limited Level 24, 33 Alfred Street, Sydney NSW 2000	N/A		2,975,268	7.33	N/A

As of December 4, 2007, a total of 6,025,436 ordinary shares (or 10.14% of the total number of our ordinary shares then outstanding) were held by three holders with registered addresses in the United States. Because certain of these ordinary shares were held by brokers or other nominees, the number of record or registered holders in the U.S. is not representative of the number of beneficial holders in the U.S. or of the residence of the beneficial holders.

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons severally or jointly, and we disclaim control by the companies, entities or individuals listed in the table above. We do not know of any arrangements in place that could result in a change in control of our company.

Item 7.B.                                               Related Party Transactions

Except as disclosed herein and elsewhere in this annual report, there were no material transactions to which we were a party and in which any of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) were involved since July 1, 2006.

None of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) was indebted to us at any time since July 1, 2006.

ITEM 8.                                                     FINANCIAL INFORMATION

Item 8.A.                                               Financial Statements and Other Financial Information

                                                Our audited financial statements and related notes for our fiscal years ended June 30, 2005, 2006 and 2007 are contained on pages F-1 through F-26 of this annual report.

Export Sales

                                                The following table indicates the percent of revenues derived from export.

	For the Years Ended June 30,
	2005	2006	2007
Contract manufacture	13.8%	7.7%	2.7%

The percentage of contract manufacturing revenues derived from customers outside Australia fluctuates as these contracts are typically ad-hoc in nature.

In fiscal 2007 we derived 97.3% of our total revenues from one Australian based customer. In fiscal 2006 we derived 76.2% of our total revenues from this same customer. In fiscal year 2005, we derived 78.3% of our total revenues from two Australian based customers.

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

ITEM 9.                                                     THE OFFER AND LISTING

Item 9.C.                                               Markets

The principal non-United States trading market for our ordinary shares and warrants is the Australian Securities Exchange, or the ASX, under the codes “PGL” and “PGLO” respectively. Our ordinary shares and warrants are also quoted on the Nasdaq Capital Market under the symbol “PGLA” and “PGLAW” respectively.

Price Range of Ordinary Shares

Australian Securities Exchange (ASX)

The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2003	1.25	0.50	3,310,777
Fiscal year 2004	3.76	0.72	25,976,500
Fiscal year 2005	6.22	2.04	23,242,125
Fiscal year 2006	4.04	2.35	24,427,032
Fiscal year 2007	9.49	2.52	53,491,809
Quarterly Data:
Third Quarter 2005	3.14	2.35	3,476,989
Fourth Quarter 2005	3.34	2.58	5,536,055
First Quarter 2006	3.64	2.65	6,525,938
Second Quarter 2006	4.04	2.70	8,888,050
Third Quarter 2006	3.00	2.52	3,336,609
Fourth Quarter 2006	7.30	2.78	14,033,400
First Quarter 2007	7.50	5.60	12,511,200
Second Quarter 2007	9.49	4.50	23,610,600
Third Quarter 2007	4.54	3.10	17,112,900
Monthly Data:
June 2007	5.63	4.50	6,278,800
July 2007	4.54	3.84	6,708,200
August 2007	4.00	3.10	6,164,800
September 2007	3.90	3.24	4,239,900
October 2007	3.45	2.60	5,022,700
November 2007	2.95	2.55	6,238,200

NASDAQ Capital Market

The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the NASDAQ Capital Market during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2003	0.88	0.30	2,478,639
Fiscal year 2004	3.24	0.51	18,534,500
Fiscal year 2005	4.71	1.60	4,411,100
Fiscal year 2006	3.15	1.71	1,628,400
Fiscal year 2007	7.78	1.81	23,776,100
Quarterly Data:
Third Quarter 2005	2.35	1.71	454,400
Fourth Quarter 2005	2.50	1.86	289,900
First Quarter 2006	2.60	1.95	384,100
Second Quarter 2006	3.15	2.05	500,000
Third Quarter 2006	2.19	1.81	147,000
Fourth Quarter 2006	6.48	1.91	13,638,200
First Quarter 2007	6.08	4.30	2,467,100
Second Quarter 2007	7.78	3.90	7,523,800
Third Quarter 2007	4.01	2.57	2,683,300
Monthly Data:
June 2007	4.71	3.90	550,500
July 2007	4.01	3.29	766,200
August 2007	3.30	2.57	832,000
September 2007	3.31	2.74	1,085,100
October 2007	3.06	2.47	594,300
November 2007	2.70	2.27	420,900

On December 12, 2007, the closing sales price in U.S. Dollars of the ordinary shares as reported on the ASX and the NASDAQ Capital Market was $2.22 and $2.19, respectively.

Price Range of Warrants

Australian Securities Exchange (ASX)

The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our warrants as reported on the ASX during the periods indicated:

	High	Low	Trading Volume
Quarterly Data:
Second Quarter 2007	1.65	0.15	124,400
Third Quarter 2007	1.40	0.48	275,600
Monthly Data:
June 2007	1.65	0.15	124,400
July 2007	1.40	1.00	207,700
August 2007	1.35	0.70	30,300
September 2007	1.30	0.48	37,600
October 2007	0.93	0.55	13,900
November 2007	0.80	0.52	29,300

NASDAQ Capital Market

There has been no trading in our warrants on the NASDAQ Capital Market to date.

On December 12, 2007, the closing sales price in U.S. Dollars of the warrants as reported on the ASX and the NASDAQ Capital Market was $0.49 and N/A, respectively.

ITEM 10.                                              ADDITIONAL INFORMATION

Item 10.B.                                        Memorandum and Articles of Association

A description of our ordinary shares and warrants, including brief summaries of the rights of our shareholders and warrant holders as conferred by our constitution and Australian law is incorporated by reference to the description of our securities contained in our Registration Statement on Form F-3 filed with the SEC on March 22, 2007 and any amendment or report filed for the purposes of updating that description. Our constitution may be inspected and copied at the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

Compliance with NASDAQ Rules

NASDAQ corporate governance rules require that we disclose the exemptions that we have obtained, and rely on, from compliance with existing NASDAQ corporate governance rules. Under our Constitution and consistent with the Australian Corporations Act, the quorum required for an ordinary meeting of shareholders consists of at least three shareholders, represented in person or by proxy. Under the NASDAQ Marketplace Rules, a NASDAQ listed-company must provide for a quorum that in no case shall be less than 33 1/3% of the outstanding shares of the company’s common voting stock. Pursuant to a letter from NASDAQ in 1997, NASDAQ granted us an exemption from such NASDAQ rule. Our quorum requirement is in accordance with Australian law and generally accepted business practices in Australia. We also obtained from NASDAQ an exemption from NASDAQ Marketplace Rule 4350(i) concerning shareholder approval of certain share plans, although we have not to date relied on such exemption.

In a letter to NASDAQ dated June 2005 from our home country (Australia) legal counsel we advised that pursuant to NASDAQ Marketplace Rule 4350(a)(1), Progen would follow certain governance practices of its home country in lieu of the comparable NASDAQ requirement under NASDAQ Marketplace Rule 4350(c)(1) which provides that a majority of the Board of directors must be comprised of independent directors. Progen did not then comply with this requirement. Until Dr. Stanley Chang resigned from the Board, we had six members on the Board, three of whom were considered independent. The Principles of Good Corporate Governance and Best Practice Recommendations (BPRs) released by the Australian Securities Exchange (ASX) recommend that a majority of the board should be independent. However, current practice in Australia recognizes that the BPRs are guidelines only. If a company considers that a recommendation is not appropriate to its particular circumstances, it has the flexibility not to adopt it.

Item 10.C.                                        Material Contracts

Information about material contracts, other than contracts entered into in the ordinary course of business, to which we are a party and which we have entered into during the two immediately preceding fiscal years are disclosed above in “Item 4. Information on the Company”.

Items 10.D.                                  Exchange Controls

In the early 1980s, the Australian Government began a program of deregulation of the Australian financial sector. This led to the introduction of competition from foreign banks and, perhaps more notably, the deregulation of foreign exchange controls. Deregulation has been at the forefront of Australian Government policy since the early 1980’s and, except as discussed below, there are no laws or regulations in Australia that restrict the export or import of capital or affect the remittance of dividends or other payments to holders of our ordinary shares who are non-residents of Australia, subject to withholding taxes under Australian law with respect to remittances of dividends (to the extent the taxes on the dividends are not paid by us) and interest payments. See “Taxation” below.

The Foreign Acquisitions and Takeovers Act 1975

The Foreign Acquisitions and Takeovers Act 1975 is an act of the Parliament of the Commonwealth of Australia which seeks to regulate overseas investment in Australia. By and large, the Government’s policy is to encourage foreign investment provided that it is consistent with the needs of the Australian community. Although restrictions are applied in certain areas, in the majority of industry sectors, proposals are approved unless they are judged contrary to the national interest.  The Act requires compulsory notification of certain proposed acquisitions of Australian assets and makes other proposed acquisitions and arrangements subject to prohibition or divestiture after they have been examined and found to be contrary to the national interest.

The Financial Transactions Reports Act 1988

The Financial Transactions Reports Act 1988 is an act of the Parliament of the Commonwealth of Australia, designed to facilitate the administration and enforcement of Australia’s revenue laws. It provides for the reporting of certain financial transactions and transfers, including the export or import of currency exceeding A$10,000 to the Cash Transactions Reporting Agency.

The Income Tax Assessment Act of 1936 and the Income Tax Assessment Act of 1997 (collectively, the “Tax Act”)

The Tax Act is the principal law of the Commonwealth of Australia, concerning the collection and administration of taxes (except goods and services tax). Under the Tax Act, overseas residents are obliged to pay income tax in Australia on income derived from Australian sources.

Item 10.E.                                          Taxation

The following is a summary of the current tax laws of the U.S. (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and Australia as they relate to us and our shareholders, including United States and other non-Australian shareholders. The summary is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Australian taxation other than federal income taxation, inheritance taxation, stamp duty and goods and services tax.

Prospective purchasers of ordinary shares are advised to consult their own tax advisors with respect to the specific tax consequences to them of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Australian Tax Consequences

Non-Australian residents are liable to pay tax on income derived from Australian sources.  The mechanism by which that tax is paid (for non-residents who have no permanent establishment in Australia or where the income is not connected with a permanent establishment) is known as withholding tax. Dividends paid by a resident Australian company to a resident of the United States of America are subject to withholding tax at the rate of 15%. The rate of withholding tax on dividends is normally 30%, but since the United States has concluded a double tax treaty agreement with Australia, the rate is reduced to 15%. It should be noted, however, that under Section 128B(3) of the Tax Act, to the extent that dividends paid to non-residents have been franked (generally where a company pays tax itself), such dividends are exempt from withholding tax. Franked dividends is the expression given to dividends when the profits out of which those dividends are paid have been taxed in our hands. Accordingly, an Australian company paying fully franked dividends to a non-resident is not required to deduct any withholding tax. Dividends on which withholding tax has been paid are not subject to any further Australian tax. In other words, the withholding tax represents the final Australian tax liability in relation to those dividends.

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

We have not paid any cash dividends since our inception and we do not anticipate the payment of cash dividends in the foreseeable future. Additionally, we expect to incur additional operating losses until products arising from our research and development programs are successfully commercialized. See “Item 8.A. Financial Statements and Other Financial Information–Dividend Policy.”

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

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

U.S. Federal Income Tax Considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of our ordinary shares or warrants by a U.S. holder (as defined below) holding such shares or warrants as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters.

This summary does not purport to address all material federal income tax consequences that may be relevant to a holder of ordinary shares or warrants. This summary does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the ordinary shares or warrants as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used below, a “U.S. Holder” is a beneficial owner of an ordinary share or warrant that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to

U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “Non-US Holder” is a beneficial owner of an ordinary share or warrant that is (i) a non-resident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder. This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold ordinary shares through such entities. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of ordinary shares or warrants, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of ordinary shares or warrants that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of purchasing, holding and disposing of ordinary shares or warrants.

We have not sought a ruling from the IRS or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

GIVEN THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES OR WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS UNDER TREASURY CIRCULAR 230, WE INFORM YOU THAT (1) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS), UNLESS OTHERWISE SPECIFICALLY STATED, WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE, AND (2) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED UPON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Allocation of Purchase Price Between Ordinary Shares and Warrants

A U.S. Holder that purchased our ordinary shares and warrants as a unit on their initial issuance generally will be required to allocate the purchase price of such unit between each ordinary share and each warrant that comprise the unit based on the relative fair market value of each. Of the purchase price for any unit that we offered, we allocated a portion to each ordinary share and to each warrant comprising part of such unit, as described in the prospectus supplement relating thereto. For U.S. Holders that purchased our ordinary shares and warrants as a unit on their initial issuance, the price allocated to each ordinary share and each warrant generally will be such U.S. Holder’s tax basis in such share or warrant, as the case may be. While uncertain, the IRS, by analogy to the rules relating to the allocation of the purchase price to components of a unit consisting of debt and equity, may take the position that our allocation of the purchase price will be binding on a U.S. Holder of a unit, unless the U.S. Holder explicitly discloses in a statement attached to the U.S. Holder’s timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the unit that the U.S. Holder’s allocation of the purchase price between each ordinary share and each warrant that comprise the unit is different than our allocation. Our allocation would not, however, be binding on the IRS.

Each U.S. Holder that purchased our ordinary shares and warrants as a unit on their initial issuance is urged to consult their own tax advisor with respect to the risks associated with an allocation of the purchase price between the ordinary shares and each warrant that comprise a unit that is inconsistent with our allocation of the purchase price.

Taxation of Distributions

U.S. Holders.   In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, a distribution on an ordinary share will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. Holder’s tax basis in the ordinary share on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on an ordinary share (which will include the amount of any Australian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in Australian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. Holder receives the dividend, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Australian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Australian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Australian currency are converted into U.S. dollars on the date they are received by a U.S. Holder, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Australian currency received by the U.S. Holder is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, any dividend that a non-corporate holder receives on an ordinary share in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the U.S. Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a PFIC. The ordinary shares are listed on the Nasdaq Capital Market, which should qualify them as readily tradable on an established securities market in the United States. In any event, the double tax treaty between Australia and the U.S. (the “Treaty”) satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, we believe that we should be a resident of Australia entitled to the benefits of the Treaty. However, because the facts relating to our entitlement to the benefits of the Treaty can change over time, there can be no assurance that we will be entitled to the benefits of the Treaty for any taxable year. Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our June 30, 2007 taxable year. However, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, it is possible that we could be classified as a PFIC for our June 30, 2008 taxable year. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that its is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year. In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.

Even if dividends on the ordinary shares would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates. A non-corporate holder that receives an extraordinary dividend eligible for the reduced qualified dividend rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a non-corporate holder’s deductible investment interest expense, a dividend is treated as investment income only if the non-corporate holder elects to treat the dividend as not eligible for the reduced qualified dividend tax rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced qualified dividend tax rates apply to reflect the reduced rates of tax.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which non-corporate holders of stock of non-U.S. corporations, and intermediaries though whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether we will be able to comply with them.

Non-corporate holders of ordinary shares are urged to consult their own tax advisers regarding the availability of the reduced qualified dividend tax rates in the light of their own particular circumstances.

Any Australian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, “passive income” generally will be treated as “passive category income,” and “financial services income” generally will be treated as “general category income.” A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the ordinary shares to the extent the U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation (including changes in the rules for taxable years beginning after December 31, 2006). Alternatively, any Australian withholding tax may be taken as a deduction against taxable income, provided the U.S. Holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.

Non-U.S. Holders.   A dividend paid to a Non-U.S. Holder on an ordinary share will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ordinary share). A Non-U.S. Holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. Holder. A corporate Non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. Holders.   Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ordinary share or warrant, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the ordinary share or warrant and the amount realized on the sale or other disposition, each determined in U.S. dollars.  See “Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in an ordinary share acquired pursuant to the exercise of a warrant.

Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ordinary share or warrant has been held for more than one year. In general, any adjusted net capital gain of an individual for a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual will be 20%. Capital gains recognized by corporate U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income. The deductibility of capital losses is subject to various limitations.

Any gain a U.S. Holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If an Australian tax is withheld on a sale or other disposition of an ordinary share or warrant, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Australian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. Holder from obtaining a foreign tax credit for any Australian tax withheld on a sale of an ordinary share or warrant. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders are urged to consult with their own tax advisers regarding the application of such rules. Alternatively, any Australian withholding tax may be taken as a deduction against taxable income, provided the U.S. Holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

Non-U.S. Holders.   A Non-U.S. Holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of an ordinary share or warrant unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base that the Non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ordinary share or warrant), or (ii) in the case of a Non-U.S. Holder who is an individual, the Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate Non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. If the terms of a warrant provide for any adjustment to the number of shares of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant, such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to a U.S. Holder of the warrant. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to a U.S. Holder of the warrant. A constructive distribution to a U.S. Holder of a warrant generally will be taxed in the manner described above under “U.S. Federal Income Tax Considerations-Taxation of Distributions,” although it is unclear whether a constructive distribution on a warrant that is taxed as a dividend to a non-corporate holder of the warrant would be eligible for the reduced qualified dividend tax rates. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. U.S. Holders who exercise a warrant other than by paying the exercise price in cash are urged to consult their own tax advisors regarding the tax treatment of such an exercise, which may vary from that described above.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our June 30, 2007 taxable year. However, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, it is possible that we could be classified as a PFIC for our June 30, 2008 taxable year. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.

In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change. Subject to exceptions pursuant to certain elections that generally require the payment of tax, once stock or a warrant in a foreign corporation is classified as stock in a PFIC in the hands of a particular shareholder that is a U.S. person, it remains stock or a warrant in a PFIC in the hands of that shareholder.

Unfavorable tax consequences for a U.S. Holder can occur if we are treated as a PFIC for any year while a U.S. Holder owns ordinary shares or warrants. These tax consequences can be mitigated with respect to a U.S. Holder’s ordinary shares (but not a U.S. Holder’s warrants)  if the U.S. Holder makes, or has made, a timely qualified electing fund election or election to mark to market the holder’s ordinary shares, and such election is in effect for the first taxable year during which the U.S. Holder owns ordinary shares that we are a PFIC. If we are treated as a PFIC, and neither election is made, then contrary to the tax consequences described in “U.S. Federal Income Tax Considerations-Taxation of Distributions” and “U.S. Federal Income Tax Considerations-Taxation of Capital Gains” above, in any year in which the U.S. Holder either disposes of an ordinary share or a warrant at a gain or receives one or more “excess distributions” in respect of our ordinary shares, special rules apply to the taxation of the gain or the excess distributions. For purposes of these rules, a U.S. Holder will be treated as receiving an “excess distribution” to the extent that actual or constructive distributions received in the current taxable year exceed 125% of the average distributions (whether actual or constructive and whether or not out of earnings and profits) received by such U.S. Holder in respect of our ordinary shares during the three preceding years or, if shorter, the U.S. Holder’s holding period. A disposition of an ordinary share or a warrant, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules (but generally should not include the exercise of a warrant, as discussed below). The gain or the excess distributions must be allocated rateably to each day the U.S. Holder has held the ordinary share or the warrant, as the case may be. Amounts allocated to each year are taxable as ordinary income in their entirety (and are not eligible for the reduced qualified dividend rates) and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each such prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder’s tax basis in an ordinary share or a warrant that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s basis, if lower.

The special PFIC rules described above will not apply to a U.S. Holder’s ordinary shares if the U.S. Holder makes a timely election, which remains in effect, to treat us as a qualified electing fund, or QEF, for the first taxable year in which the U.S. Holder owns an ordinary share and in which we are classified as a PFIC, provided that we comply with certain reporting requirements. Instead, a U.S. Holder that has made a QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of its net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. In order for such a QEF election to be valid, we must provide U.S. Holders either (1) a statement showing such U.S. Holder’s pro rata share of our ordinary earnings and net capital gain (calculated for U.S. tax purposes) for the Company’s taxable year, (2) sufficient information to enable the U.S. Holder to calculate its pro rata share for such year, or (3) a statement that the Company has permitted the U.S. Holder to inspect and copy its permanent books of account, records, and such other documents as may be maintained by us that are necessary to establish that PFIC ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles. We have not yet determined whether, if we are classified as a PFIC, we would make the computations necessary to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any year we are a PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections may only be made by filing a protective statement with such return or with the consent of the IRS. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

If a U.S. Holder has elected the application of the QEF rules to the U.S. Holder’s ordinary shares, and the special tax and interest charge rules described in the second preceding paragraph do not apply to such shares (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for such shares, or, as described below, a purge of the PFIC taint pursuant to a special purging election), any gain realized on the disposition of an ordinary share generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under applicable attribution rules as owning shares in a QEF.

A U.S. Holder may not make a QEF election with respect to a warrant. As a result, if a U.S. Holder sells or otherwise disposes of a warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules applicable to gains and excess distributions, as described in the third preceding paragraph, if we were classified as a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to any ordinary shares already held), the QEF election will apply to the newly acquired shares, but the adverse tax consequences of the PFIC rules described in the third preceding paragraph will continue to apply to such shares (which generally will be deemed to have a holding period for the purposes of such PFIC rules that includes the period the U.S. Holder held the warrants), unless the holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules described in the third preceding paragraph. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

If a QEF election is not made for the first taxable year in which the U.S. Holder owns an ordinary share and in which we are a PFIC, certain elections can be made while we continue to satisfy the definition of a PFIC that, combined with a QEF election, can cause the QEF election to be treated as having been made for that first taxable year. Those elections may require the electing shareholder to recognize gain on a constructive sale or to be taxable on the shareholder’s share of certain undistributed profits of the foreign corporation. If gain or income is recognized pursuant to one of those elections, the special PFIC rules set forth in the fourth preceding paragraph would apply to that gain or income. Even if a QEF election ceases to apply because in a later taxable year we cease to satisfy the tests to be a PFIC, the QEF election will apply again in any subsequent year in which the Company again satisfies the tests to be a PFIC. Moreover, if a U.S. Holder sells all of the ordinary shares they own and later reacquires other ordinary shares, any QEF election the U.S. Holder has made that remains in effect will apply to the ordinary shares acquired later. The applicable Treasury regulations provide that the Commissioner of the IRS has the discretion to invalidate or terminate a QEF election if the U.S. Holder or we, or an intermediary, fails to satisfy the requirements for the QEF election.

The special PFIC rules described in the fifth preceding paragraph will not apply to a U.S. Holder’s ordinary shares if the U.S. Holder elects to mark the U.S. Holder’s ordinary shares to market each year, provided that the ordinary shares are considered “marketable stock” within the meaning of the applicable Treasury regulations. A U.S. Holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the U.S. Holder’s ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years, reduced by losses allowed in prior taxable years. If the mark-to-market election were made, then the special PFIC rules set forth in the fifth preceding paragraph would not apply for periods covered by the election. In general, the ordinary shares will be marketable stock within the meaning of the applicable Treasury regulations if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a “qualified exchange or other market” within the meaning of the applicable Treasury regulations and certain other requirements are met. Nasdaq (which should include the Nasdaq Capital Market) and the Australian Securities Exchange are each a qualified exchange within the meaning of the applicable Treasury regulations. Thus, the ordinary shares should be “marketable stock” within the meaning of the applicable Treasury regulations. If a U.S. Holder makes a mark-to-market election, but does not make that election for the first taxable year in which the U.S. Holder owns an ordinary share and in which the Company is classified as a PFIC, and if the U.S. Holder had not made a QEF election for that first such taxable year, the rules set forth in the fifth preceding paragraph will apply to any distributions on an ordinary share in the year of the mark-to-market election, to any gain recognized on an actual sale of an ordinary share in that year, and to any gain recognized in that year pursuant to the mark-to-market election. The mark-to-market rules generally continue to apply to a U.S. Holder who makes the mark-to-market election, even in years we do not satisfy the tests to be a PFIC. A mark-to-market election will not be available with respect to a U.S. Holder’s warrants.

A U.S. Holder who owns ordinary shares during a year in which we are classified as a PFIC generally will remain subject to the rules set forth in the sixth preceding paragraph for all taxable years if the U.S. Holder has not made a QEF election or a mark-to-market election for the first taxable year in which the U.S. Holder owns an ordinary share and in which we are classified as a PFIC. In that event, those rules will apply to any gains on dispositions of ordinary shares and to any “excess distributions.”  It is, however, possible for a U.S. Holder to avoid this “once a PFIC, always a PFIC” result by electing to treat all of the U.S. Holder’s ordinary shares as sold for their fair market value as of the last day of the last taxable year we satisfy the tests to be a PFIC, provided the statute of limitations has not run for that year. If a gain is recognized on that constructive sale, the rules set forth in the sixth preceding paragraph would apply to that gain.

If we are classified as a PFIC for a taxable year, and, at any time during such taxable year, has a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described in the seventh preceding paragraph, if we receive a distribution from, or dispose of all or part of its interest in, the lower-tier PFIC. We have not yet determined whether, if we are classified as a PFIC, we would make the computations necessary to supply U.S. Holders with the information needed to make or maintain a QEF election with respect to the lower-tier PFIC. It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any taxable year that we are classified as a PFIC and has a non-U.S. subsidiary that is also classified as a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A dividend from a foreign corporation that otherwise would qualify for reduced qualified dividend rates does not qualify for that rate if the foreign corporation is a PFIC in either the taxable year of the dividend or the preceding taxable year.

A U.S. Holder who owns (or is deemed to own) shares in a PFIC during any taxable year, such U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made).

GIVEN THE COMPLEXITIES OF THE PFIC RULES AND THEIR POTENTIALLY ADVERSE TAX CONSEQUENCES, U.S. HOLDERS OF ORDINARY SHARES OR WARRANTS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, INCLUDING THE CONSEQUENCES TO THEM OF MAKING A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO THE ORDINARY SHARES IN THE EVENT THAT THE COMPANY QUALIFIES AS A PFIC FOR ANY TAXABLE YEAR.

Information Reporting and Backup Withholding

U.S. Holders.   Dividends paid on, and proceeds from the sale or other disposition of, an ordinary share or warrant generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless a U.S. Holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is submitted to the Internal Revenue Service.

Non-U.S. Holders.   Non-U.S. Holders generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish their eligibility for exemption.

THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ORDINARY SHARES OR WARRANTS. HOLDERS AND POTENTIAL HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISER(S) CONCERNING THE TAX CONSEQUENCES RELEVANT TO THEM IN THEIR PARTICULAR SITUATION.

ITEM 11.                                              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal and, at the same time, maximize income without significantly increasing risk. At June 30, 2007, our cash and cash equivalents consisted primarily of highly liquid investments with maturities of three months or less. We believe that these investments do not constitute any material market risk exposure.

In fiscal 2007 the majority of our operating expenses were denominated in Australian dollars.. From time to time, in order to reduce our exposure to foreign currency exchange rate risks, we buy and hold foreign currencies to cover our operating expenses denominated in those currencies. We also, from time to time, attempt to hedge our currency exchange risk. At June 30, 2007, we were not a party to any foreign currency hedging or other derivative financial instruments. We expect to engage third party vendors to assist with conducting our planned Phase 3 trial of PI-88 in post-resection liver cancer. As some of these vendors have indicated they require payment in U.S. dollars, we will consider whether to hedge some of this U.S. dollar currency exchange risk. As at June 30, 2007 we held $24.3 million in U.S. dollars.

The Australian dollar is our functional currency. Our assets and liabilities are translated into U.S. dollars at the exchange rate prevailing on the balance sheet date, and our revenues, expenses, gains and losses are translated into U.S. dollars at the average exchange rate for the relevant period. In general, fluctuations between the U.S. dollar and the Australian dollar affect our results of operations and other comprehensive income presented in shareholders’ equity. For fiscal year 2007, we recognized foreign currency exchange losses in our statements of income of $537,038, of which $550,072 was unrealised (i.e. realised a gain of $13,034) and translation adjustment in other comprehensive income of $3,593,170.

ITEM 12.                                              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                                              DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                                              CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation as of June 30, 2007 was carried out under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures are not effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported as and when required and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company’s most recent fiscal year.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2007. In making its assessment of internal control over financial reporting, management used the criteria issued by the COSO.

In performing the assessment as of June 30, 2007, management identified the following material weakness in internal control over financial reporting.

The material weakness pertains to controls over the preparation of US-GAAP financial statements and related disclosures, specifically our accounting staff, being Australian trained accountants, have a limited knowledge of the US-GAAP.

Management has concluded that the above control deficiency represents a material weakness in internal control over financial reporting. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weakness describe above, the management believes that, as of June 30, 2007, the Company’s internal control over financial reporting was not effective based on the criteria in Internal Control Integrated Framework.

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

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2007, has not been audited by Ernst & Young, an independent registered public accounting firm.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There have been no significant changes in Progen’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect internal control over financial reporting during the fiscal year ended June 30, 2007.

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

ITEM 16.                                              [RESERVED]

ITEM 16A.                                     AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that audit committee member Mr. P. Burns is an independent audit committee financial expert as defined under the rules and regulations of the Securities and Exchange Commission.

ITEM 16B.                                     CODE OF ETHICS

We have adopted a code of ethics that applies to our executive directors and chief financial officer. A copy of this Code of Ethics is available on the Company’s website at www.progen-pharma.com.

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended June 30, 2007.

ITEM 16C.                                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees and expenses for professional services rendered by our independent registered public accounting firm Ernst & Young, for the audit of our annual financial statements for the years ended June 30, 2006 and 2007 and for other listed services rendered in those years are set forth in the following table:

	2006	2007
Audit Fees	$116,288	$141,661
Audit-Related Fees (1)	—	115,530
Tax Fees (2)	—	—
All Other Fees (3)	—	—
Total Fees	$116,288	$257,191

(1)                                  Audit-related services rendered by our principal accountant were assurance services in relation to the Company’s capital raising efforts.

(2)                                  There were no professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(3)                                  There were no other professional services rendered by our principal accountant.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by our independent auditors must be specifically pre-approved by our audit committee. Consistent with this policy, for the year ended June 30, 2007, all audit and non-audit services initiated by Ernst & Young were pre-approved by our audit committee.

ITEM 16D.                                     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                                       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.                                              FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.                                              FINANCIAL STATEMENTS

Financial Statements - Index to Financial Statements

ITEM 19.                                              EXHIBITS

Exhibit Number	Description
4(a)(1)	ASA Termination Agreement (1)†
4(a)(2)	Quintiles Master Service Agreement (1)
4(b)(iv)(2)	2005 Lease 16 Benson Street Toowong *
4(c)(2)	Employment agreement dated August 5, 2004 between Progen Pharmaceuticals Limited and Linton Burns *
4(c)(3)

Progen Pharmaceuticals Limited Directors and Employee Option Incentive Plan Rules for the directors and employees incentive scheme approved by a resolution of shareholders at the annual general meeting of the Company held on November 30, 2004 *

12.1	Certification of T. Justus Homburg under Rule 13a-14(a) (1)
12.2	Certification of Linton W. P. Burns under Rule 13a-14(a) (1)
13	Certification of T. Justus Homburg and Linton W. P. Burns under Section 1350 of Chapter 63 of Title 18 of the United States Code (1)
15.1	Consent of Independent Registered Public Accounting Firm

*                                         Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 20, 2004.

(1)                                  Filed herewith

†                                          Certain provisions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROGEN PHARMACEUTICALS LIMITED

By:	/s/ T. Justus Homburg
T. Justus Homburg
Managing Director

Dated:  December  12, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Progen Pharmaceuticals Limited

We have audited the accompanying balance sheets of Progen Pharmaceuticals Limited (formerly Progen Industries Limited) as of June 30, 2007 and 2006, and the related statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progen Pharmaceuticals Limited at June 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young
Brisbane, Australia
December 12, 2007

PROGEN PHARMACEUTICALS LIMITED

BALANCE SHEETS

(U.S. DOLLARS)

	June 30,
	2006	2007

Assets:
Current assets:
Cash and cash equivalents	$11,588,471	$83,351,832
Accounts receivable	112,781	869,444
Prepaid expenses	327,860	78,145

Total current assets	12,029,112	84,299,421

Non-current assets:
Restricted term deposits	63,291	73,563
Property and equipment - net	1,066,482	1,029,464

Total non-current assets	1,129,773	1,103,027

Total assets	$13,158,885	$85,402,448

Liabilities and stockholders’ equity:
Current liabilities:
Accounts payable	$922,748	$1,778,349
Accrued employee benefits	193,661	225,910
Deferred grant income	53,461	41,736

Total current liabilities	1,169,870	2,045,995

Non-current liabilities:
Accrued employee benefits	55,579	84,947
Deferred grant income	37,965	—
Asset retirement obligation	103,084	128,543

Total non-current liabilities	196,628	213,490

Total liabilities	$1,366,498	$2,259,485

Commitments and contingencies (Note 10)

Stockholders’ equity:
Capital stock, ordinary shares, no par value; 40,589,793 and 59,416,427 issued and outstanding in 2006 and 2007 respectively	$60,017,537	$144,498,252

Accumulated deficit	(48,735,611)	(65,458,920)

Accumulated other comprehensive income	510,461	4,103,631

Total stockholders’ equity	11,792,387	83,142,963

Total liabilities and stockholders’ equity	$13,158,885	$85,402,448

See accompanying notes to financial statements.

STATEMENTS OF INCOME

(U.S. DOLLARS)

	Years ended June 30,
	2005	2006	2007

Revenue from services	$1,076,308	$676,975	$722,944

Cost of services	253,276	34,080	84,121

Cost of operations:

Research and development	2,712,427	3,151,595	5,429,240
Selling, general and administrative expenses	2,953,886	2,879,906	4,745,591
Depreciation and amortization	428,891	398,043	393,914
Other costs of operations	397,416	697,915	1,049,084
Rentals on operating leases	91,329	165,715	232,057
Medigen termination agreement expenses	—	—	7,747,376

Total cost of operations	6,583,949	7,293,174	19,597,262

Loss from operations	(5,760,917)	(6,650,279)	(18,958,439)

Other income (expenses):

Interest income	617,822	824,596	1,372,277
Interest expense	(12,923)	(10,938)	(12,069)
Grant income	577,756	568,665	843,541
Other income	29,948	40,774	31,381

Total other income	1,212,603	1,423,097	2,235,130

Net loss from continuing operations	(4,548,314)	(5,227,182)	(16,723,309)

Net loss	$(4,548,314)	$(5,227,182)	$(16,723,309)

Net loss per ordinary share (basic and diluted)

Continuing operations	$(0.13)	$(0.13)	$(0.37)

Net loss per ordinary share (basic and diluted)	$(0.13)	$(0.13)	$(0.37)

Weighted average ordinary shares outstanding used in the calculation of net loss per share	35,709,343	40,560,782	44,768,450

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(U.S. DOLLARS)

	Number of ordinary shares	Amount	Accumulated Deficit	Accumulated other comprehensive income/(loss)	Total

Balance – June 30, 2004	34,521,065	$48,869,981	$(38,960,115)	$24,689	$9,934,555

Other comprehensive income:
Translation adjustment	—	—	—	1,098,629	1,098,629
Net loss	—	—	(4,548,314)	—	(4,548,314)
Comprehensive loss					(3,449,685)
Issuance of ordinary shares	1,219,015	2,296,380	—	—	2,296,380
Share issue costs	—	(349,259)	—	—	(349,259)
Options issued under the Directors and Employees Incentive Scheme (2003) and exercised by directors and employees	1,528,211	2,878,844	—	—	2,878,844
Options issued under the 2003 Prospectus and exercised by shareholders	2,588,502	4,876,220	—	—	4,876,220
Options issued to an advisor and exercised	700,000	1,318,660	—	—	1,318,660
Fair value of options issued to a consultant	—	16,909	—	—	16,909

Balance – June 30, 2005	40,556,793	$59,907,735	$(43,508,429)	$1,123,318	$17,522,624
Other comprehensive income:
Translation adjustment	—	—	—	(612,857)	(612,857)
Net loss	—	—	(5,227,182)	—	(5,227,182
Comprehensive loss					(5,840,039)
Options issued under the Directors and Employees Incentive Scheme (2004) and exercised by employees	33,000	74,776	—	—	74,776
Fair value of options issued to employees	—	35,026	—	—	35,026

See accompanying notes to financial statements.

	Number of ordinary shares	Amount	Accumulated Deficit	Accumulated other comprehensive income/(loss)	Total
Balance – June 30, 2006	40,589,793	60,017,537	(48,735,611)	510,461	11,792,387
Other comprehensive income:
Translation adjustment	—	—	—	3,593,170	3,593,170
Net loss	—	—	(16,723,309)	—	(16,723,309)
Comprehensive loss					(13,130,139)
Options issued under the Directors and Employees Incentive Scheme (2004) and exercised by employees	60,000	134,799	—	—	134,799
Options issued to an advisor and exercised	13,498	46,758	—	—	46,758
Options issued to employees	—	647,520	—	—	647,520
Options issued to an advisor	—	40,935	—	—	40,935
Options issued as part of Medigen termination agreement	—	1,104,958	—	—	1,104,958
Private placements	3,690,037	15,703,000	—	—	15,703,000
Transaction costs		(948,645)	—	—	(948,645)
Share purchase plan	989,156	4,158,146	—	—	4,158,146
Transaction costs		(46,333)	—	—	(46,333)
US placement	6,900,000	32,787,400	—	—	32,787,400
Transaction costs		(2,574,135)	—	—	(2,574,135)
Rights entitlements offer	5,941,343	28,904,349	—	—	28,904,349
Transaction costs		(2,120,455)	—	—	(2,120,455)
Ordinary shares issued as part of Medigen termination agreement	1,232,600	6,650,455	—	—	6,650,455
Transaction costs		(8,037)	—	—	(8,037)

Balance – June 30, 2007	59,416,427	144,498,252	(65,458,920)	4,103,631	83,142,963

The functional currency for the Company’s operations is Australian dollars.  The translation from Australian dollars into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at balance sheet date and for revenue and expense accounts using the average exchange rate during the period.  The gains or losses resulting from such translation are included in stockholders’ equity as other comprehensive income.

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

(U.S. DOLLARS)

	Years ended June 30,
	2005	2006	2007

Operating activities:
Receipts from customers	$1,575,552	$934,679	$232,573
Payments to suppliers and employees	(6,637,662)	(7,237,475)	(9,727,550)
Receipt of government grant	455,905	626,878	862,156
Interest received	617,822	810,799	1,137,365
Interest paid	(12,923)	(10,963)	(12,069)

Net cash – operating activities	(4,001,306)	(4,876,082)	(7,507,525)

Investing activities:
Proceeds from sale of property and equipment	6,029	—	—
Purchase of restricted term deposits	—	(55,106)	—
Purchase of property and equipment	(163,357)	(793,623)	(199,318)

Net cash - investing activities	(157,328)	(848,729)	(199,318)

Financing activities:
Proceeds from share issues	2,296,380	—	81,552,895
Share issue costs	(349,259)	—	(5,697,605)
Proceeds from exercise of options	9,073,724	74,776	181,557

Net cash - financing activities	11,020,845	74,776	76,036,847

Effect of exchange rate on cash and cash equivalents	1,104,028	(613,389)	3,433,357

Net increase/(decrease) in cash and cash Equivalents	7,966,239	(6,263,424)	71,763,361

Cash and cash equivalents at beginning of Year	$9,885,656	$17,851,895	$11,588,471

Cash and cash equivalents at end of year	$17,851,895	$11,588,471	$83,351,832

See accompanying notes to financial statements.

	Years ended June 30,
	2005	2006	2007

Reconciliation of operating loss after income tax to net cash used in operating activities:

Operating loss after income tax	$(4,548,314)	$(5,227,182)	$(16,723,309)

Non-cash items:
Depreciation and amortization	428,891	398,043	393,914
(Gain) / loss on sale of property and equipment	9,852	—	—
Fair value of share options	—	34,878	688,455
Other non cash items	11,335	(18,079)	—
Fair value of ordinary shares and options issued to Medigen	—	—	7,747,376

Net change in operating assets and liabilities:

(Increase)/decrease in operating assets:
Accounts receivable	162,000	65,954	(756,663)
Prepaid expenses	92,475	(306,911)	249,715

Increase/(decrease) in operating liabilities:
Accounts payable	(261,152)	76,268	855,601
Accrued employee benefits	21,810	(18,011)	61,617
Deferred grant income	—	93,646	(49,690)
Asset retirement obligation	81,797	25,312	25,459

Net cash used in operating activities	$(4,001,306)	$(4,876,082)	$(7,507,525)

See accompanying notes to financial statements.

PROGEN PHARMACEUTICALS LIMITED

1.             Summary of significant accounting policies

Organization and nature of operations

Progen Pharmaceuticals Limited (“Progen” or the “Company”) was incorporated in Queensland, Australia on September 26, 1989 and became an Australian public company on March 8, 1991.

Previously known as Progen Industries Limited, the Company changed its name to Progen Pharmaceuticals Limited on March 26, 2007.

Progen is a biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics for the treatment of cancer and other serious diseases.  The Company’s lead product candidate, PI-88, is one of a new class of multi-functional, multi-targeted cancer therapeutics inhibiting both angiogenesis, or tumor promoting factors such as Vascular Endothelial Growth Factor, Fibroblast Growth Factor 1, Fibroblast Growth Factor 2, and also heparanase, an enzyme implicated in metastasis (tumor spread). PI-88 is currently in Phase III clinical development with four Phase II clinical trials ongoing in the U.S., Australia and Taiwan under an active Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA.

Progen’s second oncology product candidate, PI-166, is undergoing a Phase I clinical trial in patients with inoperable primary liver cancer (hepatocellular carcinoma or HCC). PI-166 is a novel combination of an active small organic chemical molecule and a delivery vehicle that directs the active drug constituent at the tumor site. PI-166 is being developed for potential application in the treatment of advanced hepatocellular carcinoma (primary liver cancer).

Through the Company’s internal drug discovery research program and academic collaborations, Progen is developing small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease-related protein targets as potential therapeutics for cancer and other serious diseases.  The Company’s research team and academic collaborators have identified a portfolio of heparan sulfate binding proteins that are involved in different diseases, and Progen is now designing, synthesizing and screening small molecule compounds that disrupt heparan sulfate binding.

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

Basis of presentation

These financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Restricted term deposits

As at June 30, 2007, we held restricted term deposits amounting to $73,563 (2006: $63,291) under bank guarantees relating to the Company’s leased premises.

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

Classes of property and equipment and related useful lives are as follows:

Asset	Estimated useful life (Years)
Machinery and equipment	5-10
Furniture and fixtures	3-10
Leasehold improvements	3-6

Leases

All of the Company’s leases for the years ended June 30, 2005, 2006, and 2007 are considered operating leases. Some lease agreements contain rent escalation clauses based on the consumer price index. The costs of operating leases are charged to the consolidated statement of operations on a straight line basis over the lease term.  For purposes of recognizing incentives and minimum rental expenses on a straight-line basis over the original terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed by management to be reasonably assured at lease inception.

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

Revenue is recognized when the four basic criteria of revenue recognition are met: (1) a contractual agreement exists; (2) services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. For each source of revenue Progen complies with the above revenue recognition criteria in the following manner:

•                  A sale is recorded when goods have been delivered to and accepted by the customer pursuant to a fixed price sales order, collectibility of the selling price is reasonably assured and the associated risks have passed to the customer. The Company grants no refund or return rights.

•                  Revenues from services rendered are recognized as the service is performed, and no additional services or products are required to be provided.

Government grant income

Government grants, which support the Company’s research efforts in specific projects, generally provide for reimbursement of approved costs incurred.  Grant receipts are recognized as income when research and development expenditure to which the particular grant relates has been incurred.  Advance payments received are classified as deferred income until earned.

Interest income

Interest income is recognized as interest accrues using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

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

Stock-based compensation

The Company currently sponsors stock option plans. Prior to July 1, 2005 the Company accounted for its stock option plans in accordance with Accounting Principles Board Opinion No. 25: “Accounting for Stock Issued to Employees” and related interpretations (“APB 25”) and adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”). Under APB 25, the Company recognized compensation expense for stock option grants on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. Unearned compensation expense was charged against operations rateably over the vesting period of the options. For disclosure purposes under SFAS 123, stock options were valued at the measurement date using the Hull-White binomial option valuation model and compensation costs were recognized rateably over the vesting period.

Effective July 1, 2005, the Company adopted the requirements of SFAS 123 (revised 2004), Share-Based Payments (“SFAS 123R”) using the modified prospective method thereby recognizing the compensation cost in the financial statements for all share-based payments granted after that date, and based on the requirements of SFAS 123, for all unvested awards granted prior to the effective date of SFAS 123R

Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force consensus No 98-18, “Accounting for Equity Instruments that are issued to Other than Employees for Acquiring, or in Connection with Selling Goods or Services”, and valued using the Hull-White binomial option valuation model.

Compensation cost for stock options granted to non-employees is measured at the fair value of stock options as calculated using a standard option valuation model and are expensed over the period in which the options vest.

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation for the years ended June 30, 2005:

2005

Net Loss, as reported	$(4,548,314)

Add: Total stock-based employee compensation expense determined under fair value based method for all awards	(53,086)

Pro forma net loss	$(4,601,400)

Net loss per share
Basic – as reported	$(0.13)
Basic – pro forma	$(0.13)

Diluted – as reported	$(0.13)
Diluted – pro forma	$(0.13)

Actual stock compensation expense included in net loss as reported and determined under APB 25 was nil for  2005.

Net loss per share

Basic and diluted net loss per share has been calculated by dividing net loss by the weighted average ordinary shares outstanding during the periods.

Stock options have not been included in the computation of net loss per share in the periods presented as their effect is anti-dilutive. For additional disclosures regarding stock options see Note 11.

Foreign currency transactions

Foreign currency transactions are initially remeasured to Australian currency at the rate of exchange at the date of the transaction. At the balance sheet date amounts payable and receivable in foreign currencies are remeasured to Australian currency at rates of exchange current at that date. Resulting exchange loss difference of $537,038 as of June 30, 2007 (2006: nil, 2005: nil) are included in earnings.

Foreign currency translation

The Australian dollar is the functional currency for the Company. Balance sheet amounts (other than equity accounts) denominated in Australian dollars have been translated into United States dollars using the year end rate of exchange. Operating results denominated in Australian dollars have been translated into U.S. dollars using the average rate of exchange. Equity accounts are translated at historic rates. Gains or losses resulting from such translation are recognized as other comprehensive income.

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

Financial instruments

The fair values of financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximate their carrying value due to their short term nature. Refer to Note 13 for further details.

Accruals for Employee Entitlements

The Company accrues compensated absences and related benefits as current charges to earnings when the following criteria are met: (i) the employee’s right to receive compensation for the future absences is attributable to services already performed by the employee; (ii) the employee’s right to receive the compensation for the future absences is vested, or accumulates; (iii) it is probable that the compensation will be paid; and (iv) the amount of compensation is reasonably estimable.

Impairment

Pursuant to guidance established in SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company evaluates if long lived assets are impaired whenever indicators of impairment are present. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Management also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

The Company did not deem any of its long-lived assets to be impaired, and for the years ended June 30, 2007, 2006 and 2005 no impaired adjustment was recorded.

Asset Retirement Obligations

The Company accounts for its contractual obligation to restore certain of its leased facilities under the provisions of SFAS 143, “Accounting for Asset Retirement Obligations”. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. Upon initial recognition of a liability, the costs are capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. Changes in asset retirement estimates are capitalized as part of the long-lived asset and expensed prospectively over the useful life of the asset. The discount rate used when estimating the fair value of the asset retirement obligation is a credit-adjusted risk-free interest rate with the same expected maturity as the removal obligation.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS 109:  “Accounting for Income Taxes” (“SFAS 109”).  SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect of deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that it includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will be not realized.

Recent Accounting Policies

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company will adopt FIN 48 as of July 1, 2007, as required.   The Company believes that the cumulative effect of applying the provisions of FIN 48 will not result in material adjustment to the opening balance of deferred tax asset and the associated valuation allowance and will not have a material impact on the results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.   The Company will adopt SFAS 157 in fiscal year beginning July 1, 2008 and does not believe the adoption will have a material impact on the Company’s financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”.  SFAS No. 159 expands the use of fair value accounting but does not affect existing standards, which require assets or liabilities to be carried at fair value.  This statement gives entities the option to record certain financial assets and liabilities at fair value with the changes in fair value recorded in earnings.  SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company will adopt SFAS 159 in fiscal year beginning July 1, 2008 and does not believe the adoption will have a material impact on the Company’s financial statements..

In March 2007, the FASB ratified EITF Issue No. 07-03, “Accounting for Nonrefundable Advance Payments for Goods or Services to be used in Future Research and Development Activities”. EITF 07-03 clarifies that non-refundable advance payments for future research and development activities should be deferred and capitalized. It provides guidance that amounts should be recognized as an expense as the goods are delivered or the related services are performed. The issue notes if an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-03 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of EITF 07-03 on the Company’s consolidated financial statements which will be adopted in fiscal year beginning July 1, 2008.

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

3.                                      Accounts receivable

Accounts receivable consists of the following:

	June 30,
	2006	2007

Amounts receivable from trade customers	$1,100	$510,330
Interest receivable	58,504	253,646
Amounts receivable from related parties	35,405	—
GST receivable	—	86,974
Accrued other receivables	17,772	18,494
	$112,781	$869,444

Amounts receivable from related parties have the same terms and conditions as amounts receivable from trade customers, which are non-interest bearing and generally on 30 day terms (see Note 8).

4.                                      Investments accounted for using the equity method

Effective May 31, 2000, Progen entered into an agreement with Medigen Biotechnology Corporation (‘MBC’ or “Medigen”), a company incorporated in Taiwan, in relation to the co-development and commercialization of PI-88 (the ‘Alliance Agreement’). Under the Alliance Agreement, MBC will fund and conduct, at no cost to Progen, several Phase II clinical trials in respect of PI-88. These trials are in addition to the trials to be undertaken by Progen. In return MBC is entitled to receive 15% of Progen’s future PI-88 revenues generated from cancer and cardiovascular diseases. In addition, MBC has the right to negotiate the funding and conduct of several Phase III clinical trials. In accordance with the Alliance Agreement, Progen is to supply PI-88 to MBC free of charge for the designated trials and provide technical know-how to assist MBC with the conduct of the trials.

In connection with the Alliance Agreement under a separate Share Subscription Agreement on November 6, 2000, the Company issued 2.75 million fully paid ordinary shares to MBC at an issue price of $2.09 per share. In addition, under the Alliance Agreement Progen was issued 19.9% of MBC’s issued ordinary shares at no cost and with certain anti-dilution rights.

On April 28, 2005, Progen and MBC agreed to amend the terms of the Alliance Agreement in that Progen agreed to waive the requirement for MBC to conduct one of the Phase II trials outlined in the Alliance Agreement. In return MBC agreed to fund 50%, up to A$1 million, of the recently initiated Phase II melanoma clinical trial (PI-88 in combination with dacarbazine). Refer to the related party disclosure at note 8 for further detail on the effect of these transactions.

On January 16, 2007, the Company announced that it had agreed terms with MBC to conclude the Alliance Agreement. In consideration for MBC agreeing to end the Alliance Agreement, and foregoing their entitlement to the 15% royalty, and to compensate MBC for their contribution to the development of PI-88, Progen agreed to:

•                  Return the 15,176,525 MBC ordinary shares to MBC (i.e. Progen’s 19.9% interest).

•                  Issue 500,000 Progen shares to MBC on execution of the termination agreement;

•                  Reimburse to MBC A$300,000 being the funds they contributed to the costs of the PI-88 Phase 2 Melanoma clinical trial on execution of the agreement;

•                  Issue a further 732,600 Progen shares and pay A$2,000,000 in cash or shares, at Progen’s discretion, to MBC on MBC completing two clinical milestones in relation to the current PI-88 Phase 2 HCC Trial;

•                  Pay MBC up to A$4,000,000 on PI-88 achieving specified clinical and commercial milestones; and

•                  Issue 1,000,000 options to MBC upon MBC providing to Progen the HCC Phase 2 Trial Final Study Report.

As at June 30, 2006 the Company accounted for the investment in MBC under the equity method of accounting. Due to recurring losses subsequent to our initial investment in MBC in 2000, the carrying value of this investment as of June 30, 2006 was $nil.  Progen held no shares in MBC as of June 30, 2007.

The financial statements for the period ended June 30, 2007 include the financial impact of reimbursement of $235,776 (A$300,000) (included in research and development cost), and the value of 1,232,600 Progen shares and 1,000,000 options on Progen shares, both issued to MBC during fiscal year 2007.  The fair value at the date of grant of the 1,232,600 Progen shares was $6,642,418 and 1,000,000 options over Progen shares was $1,104,958. The total financial impact is an increase in the operating loss from continuing operations of $7,983,152.

The fair value of the shares and options issued to Medigen was used rather than estimating the fair value of the 15% royalty stream being bought back as we are unable to reliably estimate the future cash flows of PI-88 as we are still in development.

The fair value of the 1,232,600 shares issued to Medigen has been calculated using the market value of the shares as at date of issue. The fair value of the 1,000,000 options issued to Medigen has been calculated using a binomial model taking into account the terms and conditions upon which the options were granted. The options vest immediately upon issuance and the expiry term is two years.  The assumptions used as inputs to the model were:

Expected volatility	71%
Risk-free interest rate	6.22%
Expected life of options (years)	1.5
Option exercise price	$5.95
Share price at grant date	$4.57
Dividend yield	0.0%

The financial impact of the remaining transactions will be booked in future reporting periods as and when MBC completes remaining clinical milestone and PI-88 achieves specified clinical and commercial milestones.

5.                                      Property and equipment

Property and equipment consists of the following:

	June 30,
	2006	2007

Machinery and equipment	$3,361,475	$4,044,794
Furniture and fixtures	257,523	355,084
Leasehold improvements	574,544	687,622
	4,193,542	5,087,500
Accumulated depreciation and amortization	(3,127,060)	(4,058,036)
Property and equipment, net	$1,066,482	$1,029,464

Depreciation and amortization expenses related to property and equipment amounted to $428,891, $398,043 and $393,914 for the years ended June 30, 2005, 2006, and 2007 respectively.

6.             Income taxes

At June 30, 2007 the Company had net operating tax loss carry-forwards of approximately $83,666,145 (2006: $57,360,000) which are indefinite as to use unless it is unable to comply with the recognition criteria for carrying forward tax losses under Australian taxation laws.  The Company also has capital losses in Australia of $611,840 (2006: $526,402) and are available indefinitely for offset against future capital gains of a similar nature subject to continuing to meet relevant statutory tests. As a result of these tax loss carry-forwards, the Company has significant deferred tax assets, however due the Company’s lack of earnings history, realization of these deferred tax assets is not more likely than not, therefore the deferred tax assets have been fully offset by a valuation allowance.

The change in the valuation allowance and the corresponding change in the deferred tax asset amounted to $9,697,685, $1,026,921 and $3,093,777 for the years ended June 30, 2007, 2006 and 2005 respectively.

Deferred income tax

Deferred income tax at June 30 relates to the following:

	2006	2007

Deferred tax liabilities
Current deferred tax liabilities
Interest on short-term investments	(17,551)	(76,094)
Deferred tax liabilities	(17,551)	(76,094)

Deferred tax assets
Current deferred tax asset
Unrealized foreign exchange difference	—	178,183
Sundry creditors and accruals	63,545	53,515
Employee benefits	60,085	67,545
Noncurrent deferred tax asset
Depreciation and amortization	172,066	171,275
Employee benefits	15,021	25,713
Asset retirement obligation	29,934	38,563
Sec 40-880 costs	67,712	1,449,886
Patent costs	69,888	129,881
Losses available for offset against future taxable income	17,121,123	25,241,041
Gross deferred tax asset	17,599,374	27,355,602
Valuation allowance	(17,581,823)	(27,279,508)
Deferred tax asset	17,551	76,094

Net deferred income tax assets	$0	$0

Reconciliation of income tax expense attributable to continuing operations and income tax expense resulted from applying the statutory tax rate to pre-tax income from continuing operations:

	2005	2006	2007
Tax benefit at 30% Australian tax rate	$1,364,494	$1,568,155	$5,016,993
Non deductible items	(6,097)	(30,200)	(4,155)
Share based payments	(25,092)	(34,878)	(524,108)
R&D concessions	237,064	162,918	205,643
Effect of foreign exchange translation	1,418,631	(639,074)	3,621,138
Net tax loss	2,989,000	1,026,921	8,315,511
Change in valuation allowance	(2,989,000)	(1,026,921)	(8,315,511)
Tax benefit	$0	$0	$0

The Company’s deferred income tax balance and the difference between income tax computed at the Australian statutory rate and income tax expense is primarily the result of tax losses carry-forward.

The change in the valuation allowance and the corresponding change in the deferred tax asset for the years ended June 30, 2005, 2006, 2007 is as follows:

	Additions
Description at	Balance at beginning of period	Charges to costs and expenses	Changed to other accounts (1)	Balance at end of period
Year ended June 30, 2005
Deferred income tax valuation allowance	13,461,125	2,989,000	104,777	16,554,902
Year ended June 30, 2006
Deferred income tax valuation allowance	16,554,902	1,026,921	—	17,581,823
Year ended June 30, 2007
Deferred income tax valuation allowance	17,581,823	8,315,511	1,382,174	27,279,508

(1) Recognised through equity as a result of share issue costs.

7.             Accounts payable

Accounts payable consists of the following:

	June 30,
	2006	2007

Trade accounts payable	$745,275	$1,626,970
Other payables	177,473	151,379
	$922,748	$1,778,349

Trade accounts payable is non interest bearing and generally on 30 day terms.

8.             Related party disclosures

Stanley Chang was a director of Progen, as well as the Chairman and CEO of Medigen Biotechnology Company (MBC) during the years ended June 30, 2005 and 2006.  He resigned from the Board of Progen on January 16, 2007.

During the 2005 and 2006 financial years, Progen transacted with MBC under the terms of the Alliance Agreement (refer note 4). Progen charged MBC $185,838 (2005: $44,654) in relation to its 50% contribution to the costs of PI-88 Phase II trial in combination with dacarbazine. At June 30, 2006 $35,405 (2005: $32,424) is included in trade and other receivables. During the 2006 year, Progen provided 5,911 vials of PI-88 to Medigen at a total cost to the Company of $98,000 (2005: nil).

During the 2005, 2006 and 2007 financial years Progen purchased goods totaling $nil, $nil and $63,302 respectively from companies associated with Dr Malvin Eutick, a director of Progen Pharmaceuticals Limited. There were no outstanding payables at the end of the year.

9.                                      Asset retirement obligation

In accordance with the lease agreement terms, the Company must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term. Accretion expense of $8,728 related to 2007 (2006: $7,427, 2005: $7,353) is recorded in Other costs of operations within the Statements of Income.

Because of the long-term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The obligation has been calculated using a discount rate of 10%.

	June 30,
	2006	2007

Asset retirement obligation
Balance at the beginning of the financial year	$81,797	$103,084
Liabilities incurred during the financial year	17,417	—
Accretion expense	7,427	8,247
Effect of foreign exchange translation	(3,557)	17,212
Balance at the end of the financial year	$103,084	$128,543

10.                               Commitments and contingencies

(a) Expenditure commitments

The following expenditure commitments had been contracted but not provided:

Lead optimization collaborative study agreement

In 2007 the Company extended a services agreement for lead optimization studies with the Victorian College of Pharmacy - Monash University. The terms of this agreement state that the Company is to fund research in quarterly amounts of $15,925 until 25 February 2008. The committed value of this agreement for the next financial year is $42,466.

Insurance premium

In July 2007 the Company committed to paying the Company’s insurance premium for the year ended 30 June 2008. The total value of these premiums is $438,726 (2006: $317,436).

Consultant agreements

During the 2007 financial year Progen entered into various consultant agreements with a committed value of $323,486 for the next financial year (2006: $21,653).

Purchases

At the end of the 2007 financial year Progen ordered goods and services with a total value of $353,510 which had not been delivered by June 30, 2007 (2006: $160,788).

Termination of Alliance Agreement

As part of  the considerations related to the termination of the Alliance Agreement dated January 16, 2007 between Progen and MBC (see Note 4), Progen is required to make payment of $1,697,200 upon MBC providing certain deliverables. Payment, in cash or equivalent Progen ordinary shares, is due January 15, 2008 or 20 business days after the Phase III clinical trials commence, whichever is later.

The total remaining commitment payable in respect of the above agreements at June 30, 2007 and 2006 are as follows:

	2006	2007

Payable not later than one year:
Research Agreement	$111,172	$42,466
Consultant Agreements	21,653	323,486
Insurance Premium	317,436	438,726
Purchases	160,788	353,510
Termination of Medigen Alliance Agrement	—	1,697,200
Total not later than one year	611,049	2,855,388
Payable later than one and not longer than five years:	—	—
Total expenditure commitments	$611,049	$2,855,388

In addition, the Company is required to pay Medigen $1,697,200 within 20 business days upon commencement of PI-88 Phase 3 clinical trials and another $1,697,200 upon PI-88 commercial milestone being met.

(b) Lease expenditure commitments

Operating leases

The operating lease commitments include leases of the buildings of the Company’s principal offices in Toowong, a suburb of Brisbane, Queensland, Australia, and of manufacturing facilities in Darra, also a suburb in Brisbane. The lease agreement in Toowong is for a three-year period beginning December 15, 2005, with an option to renew for an additional three years. Under the terms of the Toowong lease agreement, the rental payments are subject to annual review based on the movement in the consumer price index or 4%, whichever is greater. The Darra lease agreement expires in March 2009, with an option to renew for an additional two years. Under the terms of the Darra lease agreement, rental payments are subject to annual review based on the movement in the consumer price index.

During the fiscal years ended June 30, 2005, 2006 and 2007, rent expense was $91,329, $165,715 and $232,057 respectively.

The total minimum annual rentals under non-cancellable operating leases subsequent to June 30, 2007 are as follows:

Year ending June 30,
2008	$210,453
2009	66,191
Total	$276,644

(c) Clinical trials

At June 30, 2007 the Company had anticipated expenditure commitments of $692,458 (2006: $2,463,357) in relation to the clinical trials currently being undertaken for PI-88 and PI-166. These commitments are forecast to become due and payable as follows: $571,390 not later than one year, and $121,068 later than one and not longer than five years; however that could vary depending upon the rate of patient recruitment.

The above does not include Phase 3 trial commitments as contracts had not been executed at June 30, 2007.

11.                               Stock option plans

All options are granted in stock trading on the Australian Securities Exchange (‘ASX’), have an Australian exercise price and are exercisable only in Australian dollars.

Employee compensation plans

Directors and employees option incentive scheme

In 2004 the Company’s shareholders approved the directors and employees option incentive scheme (“2004 Plan”). All our directors and all employees, whether full time or part time, are eligible to participate in this plan. The minimum exercise price of options granted under this plan shall not be less than the average closing share price as recorded on the Australian Securities Exchange in the five business days preceding the grant of those options. The expiry date of options issued under this plan can not exceed 10 years from the date of grant.

During 2007, 313,667 options, including the 166,667 options to the CEO (see discussion below) (2006: 63,000, 2005: 65,000) were granted under the terms of this plan. These options were issued for nil consideration and have a weighted average exercise price of $4.26 (2006: $2.28, 2005: $2.97).

As at June 30, 2007, there were 283,667 options outstanding that were issued under this plan.

At the 2006 Company’s annual general meeting the shareholders approved the issue of 500,000 options to the CEO. The vesting terms and exercise price of these options is as follows:

•                  166,667 options vesting on March 1, 2007 at an exercise price equal to a 20% premium to the 60 day share price volume weighted average price (VWAP) prior to this date of which the exercise price was $6.15 (included in the table below);

•                  166,667 options vesting on March 1, 2008 at an exercise price equal to a 25% premium to the 60 day share price VWAP prior to this date of which the exercise price is estimated to be $4.88; and

•                  166,667 options vesting on March 1, 2009 at an exercise price equal to a 30% premium to the 60 day share price VWAP prior to this date of which the exercise price is estimated to be $5.07.

These options are exercisable for the date they vest and expire on March 1, 2011. The grant date of these options is March 1, 2007, 2008, and 2009; however since the service inception date precedes the grant date compensation expense is recognized over the period beginning November 30, 2006, the date of approval. For March 1, 2007 the weighted average grant date fair value was $2.13. The estimated fair value The weighted average grant date fair value for March 1, 2007, 2008, and 2009 was $2.13, $1.73, $1.86, respectively. The total compensation cost not recognized as of June 30, 2007 is estimated to be $383,315 over the weighted average period of 1.2 years.

The following table summarizes the movements in options outstanding to directors and employees as of June 30, 2007, 2006 and 2005:

	Number of options outstanding	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
Options outstanding, June 30, 2004	2,529,064	$2.23	2,529,064	$2.23
- granted	65,000	$2.97
- forfeited	(26,000)	$2.10
- expired	(472,033)	$3.75
- exercised	(1,528,211)	$1.77
Options outstanding, June 30, 2005	567,820	$2.27	567,820	$2.27
- granted	63,000	$2.28
- forfeited	(22,000)	$2.78
- expired	(545,820)	$2.25
- exercised	(33,000)	$2.31
Options outstanding, June 30, 2006	30,000	$2.26	30,000	$2.26
- granted	313,667	$4.26
- forfeited	—	—
- expired	—	—
- exercised	(60,000)	$2.25
Options outstanding, June 30, 2007	283,667	$4.47	241,667	$4.51

The weighted average grant-date fair value of each option granted during the year      was $1.47 (2006: $0.56, 2005: $0.82). The weighted average grant-date fair value of each option vested during 2007 was $1.47 (2006: $0.56, 2005: $0.80) and forfeited during 2007 was nil (2006: $0.81, 2005:$0.80). The total intrinsic value at grant date of options exercised during the years ended June 30, 2005, 2006 and 2007, was nil. The total fair value of the options vested during 2007 was $688,455 (2006: $35,026, 2005: $53,086).

The following table summarizes information about director and employee options outstanding at June 30, 2007:

Outstanding				Exercisable
Exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$2.26	30,000	1.4 years	$2.26	30,000	$2.26
$2.12	54,000	4.2 years	$2.12	12,000	$2.12
$2.12	33,000	0.7 years	$2.12	33,000	$2.12
$6.15	166,667	3.7 years	$6.15	166,667	$6.15

The aggregate intrinsic value of options outstanding and exercisable at June 30, 2007 is nil.

Options issued to non-employees

Compensation cost for stock options granted to non-employees is measured at the fair value of stock options as calculated using
Hull-White binominal model and is expensed over the period in which the options vest.

In November 2003, the Company’s corporate advisors to the November 2003 private placement of 3.8 million shares were granted stock options to purchase up to 700,000 shares of Progen’s common stock at an exercise price of $1.77 per option. These options vested on grant date and were exercised during fiscal year 2005. The grant date fair value per option was estimated to be $0.23 and the total intrinsic value at grant date of options exercised was nil.

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

As at June 30, 2007, there were nil options outstanding that were issued under this plan.

Consultants and Advisors Option Incentive Plan

In February 2005, the directors’ of Progen Pharmaceuticals Limited approved the Progen Consultants and Advisors Option Incentive Plan. During 2007, 13,498 options were exercised , 9,002 options were expired unexercised and 20,000 options were issued under the terms of this plan (2006: nil, 2005: 22,500). These options were issued for nil consideration, are fully vested 12 months after the grant date (January 25, 2008) and have an exercise price of $4.25. The grant date fair value for each option was $2.05. An amount of $40,935 was recorded in selling, general and administrative expenses in relation to these options. The expiry date for these options is January 25, 2010. The intrinsic value of the 20,000 non-employee options outstanding and exercisable at June 30, 2007 is nil.

Options issued to Medigen

Under the term of an agreement to conclude the Alliance Agreement (see Note 4), Medigen was issued 1,000,000 options.  The options were issued on June 6, 2007 are exercisable from grant date, expire on June 6, 2009 and have an exercise price of $5.95. Refer to note 4 for fair value assumptions.

At June 30, 2007, the Company has reserved shares of new ordinary shares for future issuance as follows:

Directors and employees incentive plan 2004	283,667
Non-employee options	20,000
Medigen	1,000,000
Total	1,303,667

Other information

Effective July 1, 2005, the Company adopted the requirements of SFAS 123R using the “modified prospective” method thereby recognizing the compensation cost in the financial statements for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. In accordance with the provisions of SFAS 123R, $688,455 was recorded in selling, general and administrative expenses for total stock-based compensation expense in 2007 (2006: $35,026).

As a result of adopting SFAS 123(R) on July 1, 2005 the Company’s loss before income taxes and net loss for the year ended June 30, 2006 are both $35,026 higher than if it had continued to account for share-based compensation under APB 25. Basic and diluted loss per share for the year ended June 30, 2006 was $0.001 higher than if the Company had continued to account for the share-based compensation under APB 25. The adoption of SFAS 123R had no effect on the cash flow statement.

Prior to July 1, 2005, the Company adopted the disclosure only alternative of SFAS 123 for employee options granted which requires that proforma results be presented as if stock based compensation were recorded at the fair value of options granted. This compensation, determined using an option pricing model, is expensed over the vesting periods of each option grant. The pro forma compensation expense was calculated to be $53,086 for the year ended June 30, 2005.

The fair value of all options granted to employees, directors and consultants in 2005, 2006 and 2007 were computed at the date of grant using an option pricing model with the following weighted average assumptions:

	2005	2006	2007
Risk Free Interest Rate	5.29%	5.16%	6.12%
Expected Dividend Yield	0.00%	0.00%	0.00%
Expected Lives (years)	1.04	2.30	2.47
Expected Volatility	51.9%	56.0%	63.0%

The option pricing model was developed for use in estimating the fair value of non-traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options.

Using the option pricing model, the weighted-average fair value of options granted was $1.20 in 2007, $0.55 in 2006 and $0.80 in 2005.

When the stock options are exercised, new ordinary shares will be issued.

12.                               Segment disclosures

The Company is organized based on the products and services that it offers. Under this organizational structure, there are two reportable segments: (i) research and development and (ii) manufacturing. The research and development segment is focused on the development of PI-88 and PI-166 as well as a drug discovery effort that is partially funded by an AusIndustry Commercial Ready Grant. This grant is for three years commencing August 2005.

The manufacturing segment is involved with the provision of contract manufacturing services to cGMP standards for various human clinical, therapeutic product, and veterinary pharmaceutical trials, as well as non-cGMP bioproduct contract manufacturing services. The manufacturing segment also provides bioprocess technology development services.  From this facility we have manufactured PI-88 for all our clinical trials that have been conducted to date.

The Company views certain other revenues and expenses, particularly selling, general and administration costs, as not belonging to any one reportable segment. As a result, the Company has aggregated these items into an “Other” non-segment line, as permitted by SFAS 131 “Disclosures about Segments of an Enterprise and Related Information.”

The Company also views certain other assets, particularly cash and cash equivalents, and investments as not belonging to any one reportable segment. As a result, the Company has aggregated these items into an “Other” non-segment line, as permitted by SFAS 131.

The accounting policies of the Company’s reportable segments are the same as those described in Note 1 “Summary of Significant Accounting Policies”. The Company evaluates the performance of its segments based on each segment’s loss from continuing operations.

Year ended June 30, 2007

	Research & Development	Manufacturing	Total
Sales to external customers	$—	$722,944	$722,944
Grant income	843,541	—	843,541
Depreciation and amortization	99,925	251,579	351,504

Net loss	(4,762,618)	(723,470)	$(5,486,088)
Interest income			1,372,277
Interest expense			(12,069)
Other non-segment other income			31,381
Other non-segment expenses			(12,628,810)
Consolidated net loss before tax from continuing operations			$16,723,309

Total assets for reportable segments	289,878	612,197	902,075
Other assets			84,500,373
Consolidated assets			$85,402,448

Purchase of long lived assets for reportable segments	39,121	143,899	183,020
Other purchases			32,194
Total purchases			$215,214

Year ended June 30, 2006

	Research & Development	Manufacturing	Total
Sales to external customers	$—	$676,975	$676,975
Grant income	568,665	—	568,665
Depreciation and amortization	164,297	204,643	368,940

Net loss	(2,791,378)	(312,772)	(3,104,150)
Interest income			824,596
Interest expense			(10,938)
Other non-segment other income			40,774
Other non-segment expenses			(2,977,464)
Consolidated net loss before tax from continuing operations			$(5,227,182)

Total assets for reportable segments	571,863	655,430	1,227,293
Other assets			11,931,592
Consolidated assets			$13,158,885

Purchase of long lived assets for reportable segments	241,267	397,922	639,189
Other purchases			136,529
Total purchases			$775,718

Year ended June 30, 2005

	Research & Development	Manufacturing	Total
Sales to external customers	$—	$1,076,308	$1,076,308
Grant income	577,756	—	577,756
Depreciation and amortization	168,380	242,687	411,067

Net income/(loss)	(2,333,081)	133,766	(2,199,315)
Interest income			617,822
Interest expense			(12,923)
Other non-segment other income			29,948
Other non-segment expenses			(2,983,846)
Consolidated net income/ (loss) before tax from continuing operations			$(4,548,314)

Total assets for reportable segments	140,490	537,935	678,425
Other assets			18,089,830
Consolidated assets			$18,768,255

Purchase of long lived assets for reportable segments	26,567	129,403	155,970
Other purchases			7,387
Total purchases			$163,357

There were no inter-segment sales.

In 2005, 2006 and 2007, the Company operated in one geographical segment with all of its assets and operations located in Australia.

The percentage of revenues derived from customers outside of Australia represented 2.7% in 2007, 7.7% in 2006 and 13.8% in 2005.

Revenues from one Australian customer of the Company’s Manufacturing segment represents approximately $703,000 of the Company’s sales to external customers in 2007, $516,000 in 2006 and $425,000 in 2005.

Reconciliation to Reported results

Depreciation and amortization	2005	2006	2007
Total reportable segments	$411,067	$368,940	$351,504
Unallocated corporate depreciation and amortization	17,824	29,103	42,410
Total reported depreciation and amortization	$428,891	$398,043	$393,914

Share based payments	2005	2006	2007
Total reportable segments	—	—	—
Unallocated corporate share based payments	$25,092	$34,878	$422,578
Total reported share based payments	$25,092	$34,878	$422,578

13.                               Fair value of financial instruments

The Company’s principal financial instruments are cash and short-term deposits. The various other financial assets and liabilities are trade receivables and trade payables, which arise directly from its operations. The main risks arising from the Company’s financial instruments are cash flow interest rate risk, liquidity risk and credit risk. The Board reviews and agrees policies for managing each of these risks which are summarized below.

Credit risk

The Company trades only with recognized, creditworthy third parties.

Receivables balances are monitored on an on-going basis with the result that the Company’s exposure to bad debts is not significant. There are no significant concentrations of credit risk.

Cash equivalents

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and investment grade commercial paper.

	June 30,
	2006	2006	2007	2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
ASSETS
Cash and cash equivalents	$11,588,471	$11,588,471	$83,351,832	$83,351,832
Accounts receivable	112,781	112,781	869,444	869,444

LIABILITIES
Accounts payable	922,748	922,748	1,778,349	1,778,349

The carrying amounts approximate fair value in view of the short-term nature of these balances.

14.                               Employee benefit plan

As required by Australian superannuation legislation, the Company contributes a defined contribution of 9% of all Australian employee’s salary to an approved superannuation fund for their retirement benefit. The Company contributed, on behalf of employees, $244,774 to superannuation funds for the year ended June 30, 2007 (2006: $220,211, 2005: $210,672).

15.                               Foreign currency translation

The functional currency for the Company’s operations is Australian dollars. As at June 30, 2007, A$1 equated to $0.8486. As at December 12, 2007, A$1 equated to $0.88631.

16.                               Stockholders’ equity

On June 15, 2005, the Company issued 1,219,015 ordinary shares to institutional investors at approximately $1.88 (A$2.50) per share raising $2,296,380 cash. The total capital raising costs attributable to this issue was $349,259.

On December 18, 2006, the Company issued 3,690,037 ordinary shares to institutional investors at approximately $4.26 (A$5.42) per share raising $15,703,000 cash. The total capital raising costs attributable to this issue was $948,645.

 On February 5, 2007, the Company issued 989,156 ordinary shares under a share purchase plan with existing shareholders at approximately $4.20 (A$5.42) per share raising $4,158,146 cash. The total capital raising costs attributable to this issue was $46,333.

On May 8, 2007, the Company closed on a registered direct offering of 6,900,000 ordinary shares at a sale price of $4.75 (A$5.74) per share to institutional and other investors in the United States. The offering raised $32,787,400 with transaction costs of $2,574,135.

In a prospectus dated May 9, 2007, the Company invited applications by way of 1 for 9 non-renounceable entitlement offer for 5,941,343 new shares at an offer price of A$5.74 to ASX listed shareholders and $4.75 to Nasdaq listed shareholders. The offer closed on June 18, 2007 raising $28,904,349 at a cost of $2,120,455. One free option was given for each two new shares purchased for an exercise price of the options is $6.95 (A$8.40). The options are exercisable at any time on or prior to the option expiry date of May 28, 2010. In total 2,970,538 listed options were issued over ordinary shares and remain outstanding as at June 30, 2007.

17.                               Subsequent events

On September 14, 2007, the Company granted 1,192,250 employee stock options, of which 495,000 vested immediately and 697,250 vest over the next 2 years, with a weighted average exercise price of $3.03. The options expire September 13, 2012.