Form 20-F
period 2008-06-30
PROGEN PHARMACEUTICALS LTD
filed 2009-01-13
CIK 943502

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 000-29228

PROGEN PHARMACEUTICALS LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

16 Benson St, Toowong, Queensland 4066, Australia
(Address of principal executive office)

Mr. Linton Burns, Chief Financial Officer, Progen Pharmaceuticals Limited, 16 Benson St, Toowong, Queensland 4066, Australia Tel: +61 7 3842 3333, Fax: +61 7 3720 9624
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares Warrants
(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report.

Ordinary Shares: 60,393,891 (as of June 30, 2008)
Warrants: 2,970,538 (as of June 30, 2008)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☒ No

References in this annual report to “Progen,” “we,” “our”, “us” and “the Company” refer to Progen Pharmaceuticals Limited.

All references to dollars or $ are to the currency of the Australian dollars (AUDs).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS {tc “”}

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

PART I

ITEM 1.                  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS{TC “”}

Not applicable.

ITEM 2.                  OFFER STATISTICS AND EXPECTED TIMETABLE{TC “”}

Not applicable.

ITEM 3.                                                     KEY INFORMATION{TC “”}

Item 3.A                                                  Selected Financial Data{tc “”}

The following selected consolidated financial data for the four years ended June 30, 2008 should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” below and our financial statements and related notes contained elsewhere in this Annual Report. Our financial statements and related notes have been prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated balance sheet information as at June 30, 2007 and 2008 and the consolidated income statement data for fiscal 2006, 2007 and 2008 are derived from our audited financial statements included in this annual report. Consolidated balance sheet information as of June 30, 2005 and 2006 and consolidated income statement information for fiscal 2005 are derived from our audited financial statements which are not included in this annual report.

	For the years ended June 30,
	2005	2006	2007	2008
Consolidated Income Statement Data:
Revenue	$2,248,287	$2,007,904	$2,665,947	$6,477,931
Other income from ordinary activities	805,964	814,943	1,113,245	1,369,534
Research and development expenses	4,080,939	3,895,745	6,991,757	16,143,407
Manufacturing facility expenses	1,707,299	2,075,324	2,372,679	2,721,370
Administration and corporate expenses	3,219,338	3,816,781	5,438,437	11,081,469
Finance costs	26,908	24,799	15,355	19,490
Impairment loss	—	618,818	1,769,198	—
Other expenses	—	—	9,645,903	4,029,302
Net loss from operations	$(5,980,233)	$(7,608,620)	$(22,454,137)	$(26,147,573)
Net loss before income tax expense	$(5,980,233)	$(7,608,620)	$(22,454,137)	$(26,147,573)
Income tax expense	—	—	—	—
Net loss attributable to members of Progen Pharmaceuticals Limited	$(5,980,233)	$(7,608,620)	$(22,454,137)	$(26,147,573)
Basic and diluted loss per share (cents per share)	$(16.7)	$(18.6)	$(50.2)	$(43.3)

	For the years ended June 30,
	2005	2006	2007	2008
Consolidated Balance Sheet Data:
Cash and Cash Equivalents	$23,427,684	$15,872,443	$98,222,758	$76,747,878
Working Capital	22,297,388	14,960,325	96,928,384	70,864,837
Total Assets	27,018,257	19,793,864	100,639,229	82,592,581
Long Term Debt	—	—	—	—
Capital Stock	88,432,740	88,579,339	191,089,162	194,519,063
Accumulated Deficit	(63,048,587)	(70,658,399)	(93,112,536)	(119,258,442)
Net Assets	$25,384,153	$17,920,940	$97,976,626	$75,260,621

Currencies and Exchange Rates

The Company publishes its consolidated financial statements in Australian dollars.  In this Annual Report, references to $ are to Australian dollars currency and references to “U.S. dollars” or “US$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain Australian dollars into or from U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollars amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of Australian dollars into or from U.S. dollars have been made at $1.00 to US$0.9615, the Buying Rate on June 30, 2008.

The following table sets forth, for the periods and dates indicated, certain information concerning the Buying Rate for Australian dollars expressed in U.S. dollars per $1.00. The period average data set forth below is the average of the Buying Rate on the last day of each full month during the period. On June 30, 2008, the Buying Rate was $1.00 to US$0.96150.

2008 Month End	High	Low
July 31, 2008	0.97760	0.94760
August 31, 2008	0.94390	0.85710
September 30, 2008	0.85840	0.79380
October 31, 2008	0.80000	0.61270
November 30, 2008	0.69330	0.61940
December 31, 2008	0.70390	0.64080

Year end June 30,	Average
2004	0.71385
2005	0.75352
2006	0.74783
2007	0.78592
2008	0.89599

Item 3.D.                Risk Factors{tc “”}

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

RISKS RELATED TO OUR BUSINESS

We are primarily engaged with activities at a stage in the development of pharmaceutical products where success is uncertain

Although we are presently generating revenues from the sale of contract manufacturing services, we have not sufficiently advanced the development of our lead product candidates, PI-88 and PG-11047, to enable their registration, and, accordingly, have not begun to market or generate revenues from their commercialization. PI-88, PG-11047 and future pharmaceutical product candidates will require significant additional investment in research and development, preclinical testing and clinical trials, drug manufacture and supply, regulatory and sales and marketing activities, and regulatory approval prior to any commercial sales.  We cannot make any assurances that PI-88, PG-11047 or any other product candidates, if successfully developed, will generate sufficient or sustainable revenues to enable us to be profitable.

There is a significant risk that we may not be able to complete the development of PI-88 or PG-11047, or develop other pharmaceutical products

We cannot make any assurances that we will be able to develop PI-88, PG-11047 or any future pharmaceutical product candidates adequately to successful commercialization, the development of one or more suitable collaborative partners, or a combination thereof, or that our research will lead to the discovery of additional product candidates, or that any of our current and future product candidates will be successfully developed, will be proven to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, will be capable of being produced in commercial quantities at reasonable costs, or will be successfully or profitably marketed, either by us or a collaborative partner. We also cannot make any assurances that the products we develop will be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when PI-88, PG-11047, or any of our other pharmaceutical products under development will be commercialized.

The results of on-going and future clinical trials of PI-88 and PG-11047 are uncertain and we will not be able to commercialize PI-88, PG-11047 or any of our other product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through preclinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Conducting preclinical testing and clinical studies is an expensive, protracted and time-consuming process. Furthermore, the results of preclinical in vitro (within an artificial environment) and animal studies may not necessarily be predictive of results obtained in human clinical testing. Likewise, results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. In addition, even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

Until the July 2008 termination of the Phase 3 PATHWAY trial of PI-88 we were embarking on the global registration of PI-88. With the termination of this trial, we are now assessing regional commercialization opportunities for PI-88.

We are currently conducting one Phase 2 clinical trial of PI-88 in Melanoma cancer patients in the United States and Australia. We also are conducting a Phase 1 clinical trial of PG-11047 in the United States and, depending on the results of this trial, may conduct additional clinical trials. We plan to pursue a range of commercialization approaches for our lead products PI-88 and PG-11047, amongst them entering into collaborative arrangements with one or more suitable pharmaceutical or biotechnology company(ies). We cannot make any assurances that we will be able either to complete the current clinical trials of PI-88 and PG-11047 successfully, commence additional clinical trials of PI-88 or PG-11047 as anticipated, or at all, or to demonstrate the safety and efficacy or superiority of PI-88 or PG-11047 over existing therapies or enter into any collaborative arrangement to commercialize PI-88 and PG-11047 on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

Clinical trials may take up to several years to complete. The length of time varies substantially according to the type, complexity, novelty, patient recruitment into and intended use of the product candidate. We cannot make any assurances that, when clinical trials are completed, we will be able to pursue further clinical development, execute market development efforts, enter into a collaborative arrangement with a suitable pharmaceutical or biotechnology company to complete the development of, or commercialize PI-88 or PG-11047. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the Australian Therapeutic Good Administration’s (TGA) Drug Safety and Evaluation Branch, the U.S. Food and Drug Administration (FDA) or any other authority, or, that such request and application will be reviewed and cleared by any of these authorities, as applicable, in a timely manner, or at all.

During the course of clinical trials and toxicology studies, PI-88, PG-11047 and our other product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by the TGA or the FDA for any or all targeted indications. Even after being cleared by the TGA or the FDA, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that PI-88, PG-11047 or any of our other product candidates will be safe or effective when administered to patients.

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

•                                          Our inability to manufacture or prepare, as applicable, sufficient quantities of PI-88, PG-11047 or any of our other product candidates;

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

We may not be successful in performing additional clinical trials in other indications

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

We have limited manufacturing experience, and delays in manufacturing sufficient quantities of PI-88 and PG-11047 for preclinical and clinical trials may negatively impact our business and operations

We believe we have sufficient supply of PI-88 to complete the remaining ongoing Phase 2 trial of PI-88 in Melanoma. We cannot make any assurances that we will be able to manufacture sufficient quantities of PG-11047 or any of our other product candidates in a cost-effective or timely manner. Any delays in production would delay our preclinical and clinical trials which could have a material adverse effect on our business, financial condition and results of operations.

We will be required to enter into contracting arrangements with third parties to manufacture PG-11047 and our other product candidates for large-scale, later-stage clinical trials. We may need to enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture or prepare our products on a contract basis. We cannot make any assurances that we will have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

If we are unable to independently commercialize or establish and manage strategic collaborations to develop PI-88, PG-11047 or any of our other product candidates, we may have to reduce or delay product development and/or increase our expenditures

Our strategy for developing and commercializing our product candidates includes entering into various relationships with pharmaceutical or biotechnology companies to provide us with funding and/or to perform research, clinical development, regulatory clearance, commercial scale manufacturing, sales, marketing or distribution activities relating to PI-88, PG-11047 or some or all of our current or future product candidates. To date, we have not entered into any agreements with third parties capable of providing those services. Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. If we are unable to establish collaborative arrangements, we may have to reduce or delay further development of PI-88, PG-11047 and our other product candidates and/or increase our expenditures and undertake the development and commercialization activities at our own expense. If we elect to fund our research and development programs on our own, we will need to obtain additional financing which may not be available on acceptable terms, or at all.

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

We engage third party contract research organizations to help us with the conduct of our clinical trials. These organizations may not perform all of their obligations under arrangements with us. If contract research organizations and other third parties do not perform clinical trials in a satisfactory manner or breach their obligations to us, the development and commercialization of our product candidates may be delayed or precluded. We cannot control the amount and timing of resources these contract research organizations devote to our programs or product candidates. The failure of any of these contract research organizations to comply with any governmental regulations would substantially harm our development and marketing efforts and delay or prevent regulatory approval of our product candidates. If we are unable to rely on clinical data collected by others, we could be required to repeat, extend the duration of, or increase the size of our clinical trials and this could significantly delay commercialization and require significantly greater expenditures.

Our efforts to discover, develop and commercialize new product candidates beyond PI-88 and PG-11047 are at a very early stage and, therefore, these efforts are subject to a high risk of failure

The process of successfully developing product candidates is very time consuming, expensive and unpredictable. Although we have a dedicated drug discovery group focused on identifying and developing molecule(s) that, among others, inhibit angiogenesis by disrupting heparan sulfate protein interactions as product candidates, we may not be successful in identifying, developing or commercializing any additional new product candidates.

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

We may require substantial additional financing in the future to sufficiently fund our operations, development efforts and research

We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and preclinical testing and as we conduct clinical trials of PI-88, PG-11047 and our other product candidates. Although our future capital requirements will depend on many factors, we believe that our existing cash and cash equivalents will be adequate to satisfy the requirements of our current and planned operations beyond June 2010. We cannot, however, make any assurances that such funds will be sufficient to meet our actual operating expenses and capital requirements during this period. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

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

•                                          The status and timing of competitive developments; and

•                                          Other factors.

Whilst we currently believe we have sufficient funds to conduct all current and planned clinical trials as well as complete the research and development of our pharmaceutical product candidates we may require additional funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We have no established bank financing arrangements, and we cannot be certain that we will be able to establish such arrangements on satisfactory terms, or at all. We may seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

We have a history of operating losses and may not achieve profitability in the near future

We have incurred net operating losses in each year since we began operations in 1989. As of June 30, 2008, we had an accumulated deficit of approximately $119.3 million, primarily attributable to our research and development activities. We expect to incur additional operating losses and to increase our cumulative losses substantially as we expand our research and development and preclinical activities and commence additional clinical trials of PG-11047.

Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel and cultivate key academic and scientific collaborations

We are a company with 41 full-time employees as of June 30, 2008. Our success is highly dependent on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.

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

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payers, such as government and private health insurers, are increasingly challenging the price of medical products and services. Although the Australian government continues to provide a subsidy to certain prescribed prescription pharmaceutical products through the Pharmaceutical Benefits Scheme, which, pending development, could include PI-88 and PG-11047, uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

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

On September 4, 2008 we received a letter from the Nasdaq Stock Market notifying the Company that for the last 30 consecutive business days prior to September 4, the bid price for the Company’s ordinary shares has closed below the minimum US$1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4320(e)(2)(E)(ii) (The “Rule”).

The letter stated that in accordance with the Rule the Company has 180 calendar days, or until March 3, 2009 to regain compliance. To regain compliance with the minimum bid price requirement, Progen’s ordinary shares must meet or exceed the US$1.00 share price for 10 consecutive business days.  If the Company does not regain compliance with the Rule by March 3,

2009, Nasdaq will determine whether the company meets The Nasdaq Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c)3, except for the bid price requirement. If it meets the initial listing criteria, Nasdaq will notify the Company that it has been granted an additional 180 calendar days compliance period. If the Company is not eligible for an additional compliance period, Nasdaq will provide written confirmation that the Company’s securities will be delisted from The Nasdaq Capital Market.

We cannot make any assurance that the Company’s securities will continue to be listed on The Nasdaq Capital Market.

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

In accordance with the requirements of the Australian Securities Exchange and the Corporations Act 2001, we disclose annual and semi-annual results. Our results are presented in accordance with Australian International Financial Reporting Standards. Our annual results are audited, and our semi-annual results undergo a limited review by our independent auditors. We lodge annual audited results presented in accordance with Australian International Financial Reporting Standards with the SEC on Form 20-F. Subject to certain exceptions, we are also required to immediately disclose to the Australian Securities Exchange any information concerning us that a reasonable person would expect to have a material effect on the price or value of our shares. This would include matters such as (i) any major new developments relating to our business which are not public knowledge and may lead to a substantial movement in our share price; (ii) any changes in our board of directors; (iii) any purchase or redemption by us of our own equity securities; (iv) interests of directors in our shares or debentures; and (v) changes in our capital structure. We are required to provide our semi-annual results and other material information that we disclose in Australia in the U.S. under the cover of Form 6-K. Nevertheless, this information is not the same and may not be as much information as would be made available to you were you investing in a U.S. public corporation.

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

If we fail to comply with internal controls evaluations and attestation requirements our stock price could be adversely affected

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the SEC pursuant to such Act. As a foreign private issuer, under Section 404 of the Sarbanes-Oxley Act and the related regulations, we are required to perform an evaluation of our internal controls over financial reporting, including management’s annual report on its assessment of the effectiveness of internal controls over financial reporting beginning in the year ending June 30, 2008. Combined with our testing of key internal controls and the subsequent evaluation and testing by our independent registered public accounting firm, we expect compliance with these requirements to be time-consuming and expensive. If we fail to complete the evaluation of our internal controls over financial reporting in time, if we identify material weaknesses in these internal controls, we could be subject to regulatory scrutiny and decreased public confidence in our internal controls, which may adversely affect the market price of our stock.

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

ITEM 4.                           INFORMATION ON THE COMPANY {tc “”}{tc “”}

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

In February 2008, the Company acquired CellGate, Inc., a Californian based oncology drug development Company. This acquisition provided the Company with a product candidate in Phase 1 and multiple preclinical compounds.

For many years PI-88 has been the lead product candidate in Progen’s drug development pipeline. In March 2008 the Company commenced a Phase 3 human clinical trial of PI-88 in patients with post-resection liver cancer (the PATHWAY trial). In July 2008 the Company terminated this Phase 3 trial for commercial reasons.

We have incurred significant losses since our inception and as of June 30, 2008, our accumulated deficit was approximately $119.3 million. We expect to incur additional operating losses for the year ending June 30, 2009 on the development of our clinical product candidate PG-11047, and preclinical activities associated with our preclinical product candidates. Whether we incur operating losses beyond June 30, 2009, and if so the extent of those losses depends upon the outcome of the strategy announced on November 24, 2008 (see below).

Following the termination of the PATHWAY trial the Company appointed independent corporate advisory firm Beerworth and Partners Limited to assess Progen’s business and operations and develop strategic options for review by the Board. Amongst other things this review suggested a significant capital return to shareholders of $50c per share amounting to $30.23 million, or 43% of Progen’s estimated cash reserves at February 2009.

Subsequent, on November 24, 2008 the following strategy was announced:

•                            That we will announce, within 45 days, terms of an M&A transaction able to deliver a value to shareholders in excess of a $1.10 per share. At this point, we envisage that part of any deal would involve a capital return to shareholders.

•                            Should this not occur, the Board will recommend that the entire capital of the Company (less liabilities and allowances for the continuing statutory and other costs) be returned to shareholders. This is a sum we currently estimate by February to be approximately $70 million, or about $1.10 per share.

On December 22, 2008 the Company announced the signing of an exclusive and binding Merger Implementation Agreement with Avexa Limited an Australian publicly listed biotechnology company. Progen will propose to its shareholders a $20 million share buy-back option. The combined entity will have over $60 million cash at transaction closing (assuming the $20 million buy-back is fully subscribed). Shareholders from both companies will vote on the proposed merger in the first quarter of 2009. The combined entity creates a well-funded, small molecule drug development company with a balanced portfolio of oncology and infectious disease programs in various stages of development.

A copy of this announcement can be found on Form 6-K dated December 22, 2008.

To date, we have funded our operations primarily through sales of equity securities.

The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: PGL) and on the NASDAQ Capital Market (NASDAQ: PGLA).

Corporate Information

Our principal executive offices are located at 16 Benson Street, Toowong, Queensland 4066, Australia. Our telephone number is + 61 7 3842 3310. The address of the Company’s agent in the U.S. is Mr. Ross Kaufman, Greenberg Traurig LLP, 200 Park Avenue, New York, New York, 10166.

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

Item 4.B.                     Business Overview {tc “”}

We are a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics primarily for the treatment of cancer.

The Group operates the Research and Development business in Australia and the U.S.A. As the risks and returns associated with the operations of each geographical segment are not materially different, the Group does not report separately by geographical segment. For segment revenue breakout, please refer to Item 5.

Progen’s three cancer platforms target different aspects of the biology of cancer: epigenetics, angiogenesis and cell proliferation.

Epigenetics

Epigenetics is an exciting new area of drug research and with Progen’s strong and established epigenetics research efforts and early stage compounds we are at the forefront of this new area of research.

Much of the focus in epigenetics (the process of changing gene expression) is on a group of enzymes that help control how tightly DNA is coiled around a group of proteins called histones. Genes can only be activated when key pieces of DNA are unwrapped, allowing the data to be accessed to manufacture proteins. In cancer, the coiling of DNA can be deregulated resulting in the silencing of important tumor suppressor genes, and the goal with most epigenetic research is the use of drugs to control the way DNA is coiled so that those tumor suppressor genes can be switched back on.

Progen and its collaborators have developed the first published anti-cancer compounds that inhibit a newly identified enzyme that plays a part in the above process, lysine specific demethylase (LSD1). The primary goal of our current studies is to determine if inhibition of LSD1 with our new compounds offers potential therapeutic advantages over existing strategies targeting aberrant epigenetic gene silencing.

Angiogenesis

Progen’s angiogenesis products have been developed to target a number of proteins, including VEGF and FGF-2, which bind to a complex sugar called heparan sulfate. PI-88 is our lead product candidate from this technology platform and is currently in Phase 2 clinical development. The PG500 program capitalises upon Progen’s longstanding expertise in the area of heparan sulfate mimetics. This program is aimed toward providing a product for clinical development with significant enhancements to the first generation products (eg PI-88) in efficacy, manufacturability and pharmacokinetic properties. Our lead candidate, PG545, is now progressing through preclinical studies toward submission of an IND package with the U.S. FDA, thus allowing the commencement of human clinical trials.

In addition, we are currently in the early stages of a heparanase discovery research program which is aimed at the design of selective, small molecule inhibitors of heparanase.

Cell Proliferation

Uncontrolled cell reproduction begins when a cell accumulates enough mutations to activate certain growth promoting genes (oncogenes) and de-activate certain protection genes (suppressor genes) that are built into the genetic fingerprint of a person. The mutated cell seems to ignore the instructions to limit its self replication and soon it becomes many cells and continues to grow.

Cell proliferation is at the crux of cancer and Progen’s cell proliferation candidates target hyper-proliferating cells. Treatment with these compounds results in cessation of the natural cascade of events involved in cell division and can potentially induce cell death.

Progen’s cell proliferation platform is centered around the role of polyamines in cellular function. The requirement for adequate polyamine levels for cell proliferation makes polyamine function and metabolism attractive targets for therapeutic intervention. PG-11047 is our lead product from this technology platform and is currently in Phase 1 clinical development. PG-11047 is a polyamine analogue that competes with natural polyamines, and treatment with PG-11047 results in alterations to the natural cascade of events involved in cell division and may be able to induce cell death in tumors. Although this mechanism is unique, it has been the focus of considerable scientific interest for several years.  To date PG-11047 has shown anti-tumor activity in animal models along with a good safety profile in human trials. Progen is progressing PG-11047 through early clinical development in parallel to conducting additional translational studies to determine the most promising indications for PG-11047.

In addition to PG-11047, Progen has a large portfolio of polyamine analogues that have been tested extensively against a variety of human tumor cells. In vivo testing, which has included macular degeneration, inflammatory, and vascular hyperplasia models and nude mouse xenografts (cancer models), has demonstrated excellent activity and minimal toxicity. It is clear that each individual polyamine analog has unique characteristics associated with it in regard to spectrum of activity, potential toxicities, metabolism, and selectivity. Analogs that are extremely well tolerated and have a broad spectrum of activity have been identified.

Products

The following table lists the Company’s products currently under development:

Product	Principal uses	Status	Next Significant Milestone
PI-88	Cancer	Phase 2 clinical development	• Regional license agreement(s) • Completion of Phase 2 Melanoma trial, expected in 2009.
PG-11047	Cancer	Phase 1 clinical development	• Completion of the Phase 1 mono-therapy trial and completion of the Phase 1 combination trial of PG11047 with 7 other anti-cancer therapies.
PG500 Series	Cancer and inflammation	Preclinical

•                  Conduct IND enabling studies including:

-                 safety studies to determine the safety profile and future human dosing of PG545

-                 scale-up manufacture

-                 bioassay development

•                  Progress back-up compounds to PG545.

Epigenetics Discovery Program	Cancer	Discovery	• Continue to screen new compounds against LSD1 and expand the chemical series in development. • Progress representative compounds through early animal studies to determine their anti-tumor activity.
Heparanase Discovery Program	Cancer and inflammation	Discovery	Progress screening program of small molecules against the target heparanase.

PI-88

Until the termination in July 2008 of the PATHWAY trial PI-88 was our lead product candidate. PI-88, is a carbohydrate-based small-molecule which is currently undergoing Phase 2 clinical development in patients with advanced Melanoma. PI-88 is believed to work via two mechanisms. First, it inhibits the enzyme heparanase, which plays an important role in tumor spread and invasion through surrounding tissues. Tumors must ordinarily degrade the basement membrane and extracellular matrix of surrounding tissues in order to grow and heparanase is an enzyme that facilitates this process. By inhibiting this degradation process, PI-88 reduces the ability of tumors to expand and spread. Second, PI-88 exerts an anti-angiogenic effect by inhibiting the interaction between growth factors, heparan sulfate and cellular receptors. As tumors grow, they require additional blood supply to provide oxygen and nutrients. The generation of these new blood vessels to supply additional blood supply is a process known as angiogenesis, and it is controlled in part by proteins such as Vascular Endothelial Growth Factor, or VEGF, and Fibroblast Growth Factor, or FGF-1 and FGF-2, binding to their receptors. PI-88 competitively links to the binding domain of these growth factors, limiting their ability to bind to heparan sulfate and their receptors. Angiogenesis has been widely validated as an important target in the development of novel anti-cancer therapies; however, PI-88, a First-in-Class heparanase inhibitor, employs a unique mechanism to target angiogenesis.

Following the termination of the PATHWAY trial the Company’s goal is to commercialize PI-88 through one or more regional license agreements, whereby the licensee takes on the further development and commercialization of PI-88 in that region.

PI-88 Clinical Development Program

All clinical trials of PI-88 have been conducted under an active Investigational New Drug Application or IND with the FDA. In the preclinical and clinical studies executed to date, PI-88 has shown an acceptable safety and tolerability profile in clinical trials. PI-88 is also showing signs of clinical efficacy in PI-88’s multinational clinical development program. Most oncology drugs are designed to be toxic to the cancer, as their name – cytotoxics – indicates. These drugs are designed to eradicate tumor cells, often with adverse consequences for non-cancerous cells as well. Historically, the efficacy of cytotoxic compounds was measured by assessments such as the degree to which tumors shrink. PI-88 belongs to the relatively new class of cytostatic drugs. As the name implies, cytostatic drugs are designed to keep the disease stable, so the efficacy of these cytostatic drugs is measured by assessments such as time to disease recurrence, disease progression, time of stable disease, disease free survival, and overall survival.

A Phase 3 trial of PI-88 in post resection liver cancer was commenced in March 2008. The Company subsequently terminated this trial in July 2008 for commercial reasons. We continue to run a Phase 2 trial of PI-88 in patients with advanced Melanoma in Australia and the U.S., under an active IND with the FDA.

Ongoing Phase 2 clinical trial of PI-88

Our metastatic melanoma trial is currently recruiting patients that have not previously received chemotherapy (i.e. first line patients). In this indication, the efficacy of PI-88 in combination with DTIC (dacarbazine) is being investigated. DTIC is a chemotherapy drug used as standard first-line treatment for patients with newly diagnosed metastatic melanoma and the goal of the study is to determine whether PI-88 can increase efficacy in combination with DTIC. The approved anti-angiogenic drug, Avastin® (bevacizumab), has been shown to enhance efficacy in combination with chemotherapy in patients with various solid tumors, including bowel cancer, lung cancer and breast cancer. The PI-88 Phase 2 trial in combination with DTIC is being conducted at seven sites in Australia and at three sites in U.S. 114 evaluable patients with metastatic melanoma are planned for recruitment into the study.  The recruitment for the lead-in stage of this trial has been completed. The lead-in stage was to assess safety of the combination while the randomized stage will assess the benefit of the addition of PI-88 to DTIC. We anticipate reporting on this trial in 2009.

Commercialization Strategy for PI-88

We have retained worldwide commercial rights to PI-88. Following the termination of the PATHWAY trial we continue to seek regional licensing opportunities. It is currently envisaged that regional licensees will be responsible for the ongoing development and commercialization of PI-88 in the specific region pertaining to their license.

Progen has determined that the current phase 2 PI-88 melanoma trial, will be completed but no further development in melanoma by Progen is anticipated at this stage.

PG-11047

PG-11047 is the most advanced compound acquired through the acquisition of CellGate, Inc. in February 2008.

PG-11047, which is currently in Phase 1 clinical trials, is our first produced candidate from the Company’s cell proliferation research platform. It is hoped treatment with PG11047 results in alterations to the natural cascade of events involved in cell division and induces cell death in tumors.

PG-11047 Clinical Development Program

Progen is taking PG-11047 through early clinical development in parallel to conducting additional translational studies to determine the most promising cancer indications for Phase 2 development and beyond.

Two Phase I studies involving PG-11047 are being conducted simultaneously. Both trials were originally instigated by CellGate, Inc. Following the acquisition of CellGate, Inc. Progen has re-initiated both trials. The first trial at the University of Chicago is designed to evaluate the safety PG-11047 in advanced cancer patients that have failed all other treatment options or that have few treatment options open to them. To date the trial has enrolled approximately 40 patients and has shown little evidence of toxicity. The doses used to date in this study are significantly higher than previous studies with other polyamine analogues, which may imply that PG-11047 will be better tolerated than previous compounds. Progen expects that this trial will be completed within 12 months.

The second trial Phase I trial is assessing the safety and efficacy of treating patients with PG-11047 in combination with other approved cancer therapies: Gemzar, Taxotere, Avastin, Tarceva,

cisplatin, Sutent and 5-fluoracil. This trial will provide us with safety and dosing data to support a Phase 2 clinical program. To date this trial has enrolled approximately 80 patients.

Prior to the acquisition of CellGate by Progen CellGate had conducted the following clinical trials of PG-11047 (CGC-11047):

Study	Phase & Indication	Number of Patients
47-02-001	Phase 2 Prostate cancer	23
SL-002	Phase 1 Lymphoma	14
47-MD-001	Phase 1 AMD	16
47-MD-002	Phase 2 AMD	43

Patient recruitment on all the above studies was either completed or halted by CellGate. Progen continues to collect and analyse the available data from these clinical trials.

PI-166

As part of the same strategic review that resulted in the termination of the PI-88 PATHWAY trial, the Company has also decided to terminate further development of its phase 1 compound PI-166, based on a recent commercial assessment of the market and the approval of Nexavar® in this indication.

PI-166, a novel combination of an active small organic chemical molecule and a delivery vehicle that directs the active drug constituent at the tumor site, was being developed for potential application in the treatment of advanced hepatocellular carcinoma (primary liver cancer).

PI-166 Clinical Development Program

A Phase 1 clinical trial with PI-166 was commenced in Australia in 2003. The primary objective of this trial was to investigate the safety and tolerability of escalating doses of PI-166 in patients with advanced stage primary liver cancer where surgical intervention is no longer an option (unresectable). Based on interim data to date, no drug-related side effects of PI-166 have been observed in patients enrolled in the trial. This trial was terminated as a result of the strategic review conducted in July 2008.

PG500 Series {tc “”}

Through the Company’s internal drug discovery research program we have identified a portfolio of therapeutic targets that play key roles in cancer, and potentially in other serious diseases.

This series of compounds have been shown to inhibit new blood vessel formation in several in vitro models of angiogenesis. Data from these models show that multiple PG500 compounds, decrease or prevent human endothelial cell (HUVEC) proliferative responses to growth factors including fibroblast growth factors 1 and 2 (FGF-1, FGF-2) and to vascular endothelial cell growth factor (VEGF). Blocking these interactions inhibits the angiogenesis and metastasis processes critical in tumor growth and progression.

These compounds have also been shown to prevent new blood vessel formation in the rat aortic assay. In animal models of melanoma (B16F1 syngeneic mouse model) and human colorectal cancer (HT29 xenograft model), these compounds have been shown to inhibit tumor progression.

Through a target product profile approach incorporating aspects such as efficacy, pharmacokinetics, toxicology and ease of manufacture we have identified PG545 as the lead compound. Further preclinical efficacy and toxicity development work continues with PG545 and two backup compounds prior to commencing formal toxicity studies and pursue an IND with the U.S. FDA leading to clinical development.

This research program was partially funded by an AusIndustry START grant until June 2005. In August 2005, we were successful in being awarded a further AusIndustry grant known as a Commercial Ready Grant that will continue to partially fund this program until August 2008.

Discovery Programs

We maintain efforts in two drug discovery programs:

1.                  Heparanase discovery program. This program is targeted towards the identification of molecules that selectively inhibit the enzyme heparanase.

2.                  Epigenetics discovery program. The primary goal of our current studies is to determine if inhibition of LSD1 with our new compounds offers potential therapeutic advantages over existing strategies targeting aberrant epigenetic gene silencing.

The objective of these programs is to replenish and to diversify the Company’s product development portfolio by creating a robust drug pipeline.

Manufacturing

PharmaSynth Pty Ltd, a subsidiary of the Company, operates a current good manufacturing practice, or cGMP, certified pilot manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis. Contract and consulting services revenues constituted 100% of our consolidated sales revenue in each of the fiscal years ended June 30, 2006, 2007, and 2008, respectively.

On July 2, 2008, this division was transferred into a wholly-owned subsidiary, PharmaSynth Pty Ltd (PharmaSynth). PharmaSynth’s business is the provision of contract pharmaceutical manufacturing development services and manufacture of material for phase 1 to phase 3 clinical trials.

On November 17, 2008 Progen announced that PharmaSynth is for sale. The sale process is ongoing.

Government Regulation

General

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

The Company is also subject to various laws, regulations, policies, guidelines and recommendations relating to such matters as safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the protection of the environment. Furthermore, there has been a general trend towards greater regulation of the pharmaceutical industry and its products.{tc “”}

Manufacturing

The manufacturing facility, run by our wholly-owned subsidiary PharmaSynth Pty Ltd, is licensed by the Australian Therapeutic Goods Administration for the manufacture of biological-based starting materials for human therapeutics to cGMP and by the Australian Office of Gene Technology Regulator for the manufacture of large scale genetically modified organisms. In addition, certain international markets have quality assurance and manufacturing requirements that may be more or less rigorous than those in Australia. Our manufacturing facilities are also subject to regular inspections by the TGA. We cannot make any assurances that we will continue to be in compliance with cGMP requirements. Failure to comply with cGMP requirements or with any other international requirements could have a material adverse effect on our business, financial condition and results of operations.

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

All ongoing PG-11047 patient clinical trials are being conducted under an active IND application with the FDA.

The Phase 1 clinical trial with PI-166 in patients with unresectable primary liver cancer was being conducted under a separate CTN application with the TGA.

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

Patents

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

2.               PG-11047 – There are two granted US composition of matter and method of use patents claiming compounds within a family of polyamines with defined formulae, including PG-11047. These patents have also been issued in Europe and are pending in other jurisdictions.

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

PG-11047. We acquired PG-11047 through the acquisition of CellGate, Inc. We have ongoing milestone payments to make to CellGate, Inc. shareholders upon the achievement of certain clinical and regulatory milestones in respect of the CellGate acquired intellectual property. These milestone payments are one-off payments that become due on the first occurrence of the milestone by any of the CellGate acquired intellectual property. As PG-11047 is the lead compound acquired in the acquisition of CellGate, Inc. and it is likely to be the on-going development of this compound that triggers these milestone payments.

PI-166. We had an exclusive worldwide license from the University of New South Wales in Sydney, Australia, to PI-166, a novel drug and delivery technology that is a potential new therapy for the treatment of hepatocellular carcinoma (primary liver cancer). We terminated these license rights following the Company’s decision in July 2008 to terminate the further development of PI-166.

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

Competition{tc “”}

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

Some of our competitors may succeed in developing products earlier than us, obtain governmental approvals more rapidly than us, or develop products that are safer and more effective than those under development by us. Other companies may also develop products or therapies that render our technology and products obsolete or non-competitive. We also cannot make any assurances that any therapy developed by us will be preferred to any existing or newly developed technologies. Some of our competitors may succeed in developing treatments that are superior to any therapy or product developed by us. Our ability to successfully compete with these and other companies will also depend to a considerable degree on the continuing availability of capital to us, as well as our ability to recruit and retain highly qualified scientific personnel and consultants, and to compete with the established manufacturing and marketing capabilities of our competitors.  Competition among products will be determined by, among other things, efficacy, safety, convenience, reliability, price and patent position.

Contract Manufacturing

The clients of our contract manufacturing business, PharmaSynth Pty Ltd, are mostly from the Australasia region with a limited number also from the United States. Our ability to compete with our competitors will depend on our ability to remain cost competitive and to recruit and retain qualified personnel.

Item 4.C.        Organizational Structure

Progen Pharmaceuticals Limited acts as a operating holding company of a group consisting of its directly held subsidiaries. Progen Pharmaceuticals Limited has the following subsidiaries:

	% Held	Status	Country of Incorporation
PharmaSynth Pty Ltd	100	trading	Australia
Progen Pharmaceuticals, Inc.	100	trading	U.S.A. (Delaware)

On July 2, 2008 the Group’s manufacturing division was transferred into a wholly owned subsidiary, PharmaSynth Pty Ltd (PharmaSynth). PharmaSynth will focus on the provision of contract pharmaceutical manufacturing services.

Item 4.D.        Property, Plants and Equipment

The Company leases its principal offices at Toowong, a suburb of Brisbane, Queensland, Australia.

Progen Pharmaceuticals, Inc, a subsidiary of the Company, leases offices at 3 Twin Dolphin Drive, Redwood City, California, U.S.A.

 PharmaSynth Pty Ltd, a subsidiary of the Company, leases an 11,200 square foot fully-integrated pharmaceutical raw material manufacturing facility in Darra, also a suburb of Brisbane, Queensland, Australia. This manufacturing facility has the capability to develop and manufacture therapeutic products for worldwide markets and consists of 15 modular laboratories, each with a designated function.

This facility is used to manufacture a range of biological products, including until recently the PI-88 active ingredient and preparation of PI-166 for preclinical and clinical trials. It is equipped for the genetic manipulation of micro-organisms, cell culture, small and large-scale fermentation of micro-organisms, purification and downstream processing, freeze-drying, and sterile packing and filling.

This manufacturing facility is licensed by the Australian Therapeutic Goods Administration, or TGA, for the manufacture of biological-based starting materials for human therapeutics to cGMP standards and by the Australian Office of Gene Technology Regulator for the manufacture of large scale genetically modified organisms. The TGA regulates the manufacture of compounds intended as starting materials for human therapeutics. In addition, the facility is licensed by the Australian National Registration Authority for manufacture of sterile and immunobiological veterinary products to cGMP standards and by the Australian Quarantine and Inspection Service as a quarantine facility.

The lease agreement on our corporate offices is for a five year period beginning December 15, 2008 with an option to lease for a further five years. Rental is approximately $236,000 per annum, subject to an annual increase based on the movement in the consumer price index or 4%, whichever is higher.

The lease agreement on Progen Pharmaceutical, Inc.’s offices expires on 31 March 2009. We currently pay rental of US$12,588 per month for these premises.

The lease agreement on PharmaSynth Pty Ltd’s manufacturing facility expires in March 2009, we pay a current rental of approximately $129,000 per annum, subject to annual review, based on the movement in the consumer price index. We have an option to extend this lease for a further two years.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.{tc “”}

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS{tc “”}

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

With the Company currently assessing merger and acquisition opportunities the operating results are expected to change significantly from those reported in prior years and as described below.

Overview

We have incurred significant losses since our inception and as of June 30, 2008, our accumulated deficit was approximately $119.3 million. We devote a substantial portion of our financial resources to fund the development of our two cancer product candidates and our drug discovery research efforts. Whether we incur operating losses for the financial year June 30, 2009 and beyond, and if so the extent of those losses depends upon the outcome of the strategy announced on November 24, 2008 (see below).

Our operations have historically been financed by the issuance of capital stock because it is generally difficult to fund pharmaceutical research via borrowings due to the lack of revenues to service debt and the significant inherent uncertainty as to results of this research and the timing of those results.

Critical Accounting Policies

The following discussion and analysis of our operating and financial review and prospects are based upon our financial statements, which have been prepared in accordance with International Financial Reporting Standards. These accounting principles require us to make certain estimates and assumptions that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Based on the nature of our operations, our accounting policies do not require difficult, subjective or highly complex judgments and therefore our reported amounts are not subject to material variation based on changes in assumptions. Our significant accounting policies are described in Note 2 to the financial statements.

Item 5.A.        Operating Results

Years ended June 30, 2008, 2007 and 2006

The functional currency for the Company’s operations is the Australian dollar.

The consolidated operating result for the year ended June 30, 2008 was a loss of $26.1 million, being an increase of 16.5% over the prior year loss of $22.5 million. The overall operating result for the year ended June 30, 2007 was a loss of $22.5 million, being an increase of 195.1% over the 2006 fiscal year loss of $7.6 million.

Revenue from Operations

Our consolidated revenue from continuing operations for fiscal 2006, 2007 and 2008 is as follows (in AUD thousands):

	Years Ended June 30,
	2006	2007	2008
Revenue from manufacturing services	905	920	1,086
Interest income	1,103	1,746	5,392
Total revenue from continuing operations	$2,008	$2,666	$6,478

For the fiscal year ended June 30, 2008 revenues from manufacturing services increased 18.0% to $1.1 million due to a manufacturing contract awarded in the 2007 fiscal year being mostly invoiced in the 2008 fiscal year.

For the fiscal year ended June 30, 2007 revenues from manufacturing services increased $15,000 to $920,000 an increase of 1.7% from the prior year. This is primarily due to several new manufacturing contracts being undertaken during the course of the year.

Interest income received varies from year to year depending on the amount of cash we have available to invest and the interest rate prevailing at that time. The Company raised a net $92.2 million from the sale of its equity during fiscal 2007. This significantly increased the total funds available to invest in fiscal year 2008. As a result of these higher average cash balances during the year and an increase in interest rates, interest income received increased 208.8% to $5.4 million.

Research and Development Expenses

Our consolidated research and development expenses for compounds under development and discovery programs are as follows (in AUD thousands):

	Years Ended June 30,
	2006	2007	2008
PI-88	$1,547	$4,125	$11,263
PI-166	63	42	127
PG-11047	—	—	475
PG500 Series and Heparanase discovery programPG 11047	1,672	2,100	2,850
Epigenetics discovery program	—	—	814
General research and development expenses	932	725	616
Total research and development expenses	$4,214	$6,992	$16,145

In fiscal year 2008 expenditure on our research and development initiatives increased year on year by 130.9% to $16.1 million due mainly to the following:

•                                          Expenditures totaling $9.8 million (2007: $921,000) being incurred on the PI-88 PATHWAY trial.

•                                          Expenditures incurred on the CellGate, Inc. acquired technologies including $475,000 on the PG-11047 phase 1 clinical program and $814,000 on the epigenetics discovery program.

In fiscal year 2008 we expended $1.0 million on the ongoing PI-88 Phase 2 Melanoma trial (2007: $1.0 million).

In fiscal 2007 the investment in our research and development initiatives increased 66% from the prior year to $7.0 million primarily due to a 166.6% increase in PI-88 expenditures as we planned for the upcoming Phase 3 trial in post-resection liver cancer and continued our Phase 2 PI-88 trials in melanoma, prostate and non-small cell lung cancer. The following are significant incremental expenditures incurred this fiscal year:

•                  The completion of long-term PI-88 animal toxicity studies. These studies commenced in the prior year, the incremental expenditure incurred in the 2007 fiscal year totaled $903,000.

•                  Expenditures totaling $921,000 being incurred in planning for the Phase 3 development of PI-88 in post-resection liver cancer including payments to consultants advising on study protocol and the transfer of the later stages of PI-88’s manufacturing process to a FDA cGMP facility.

•                  Expenditure incurred on the Phase 2 trial of PI-88 with and without combination therapy dacarbazine in patients with advanced melanoma increased $567,000 as a result of increased patient recruitment and the $300,000 reimbursement to Medigen of expenditures made by Medigen in relation to this trial.

Somewhat off-setting the above increases in expenditures were the following decreases:

•                  Expenditure on our PI-88 Phase 2 mono-therapy trial with patients with advance melanoma decreasing $362,000 as this trial completed during the prior reporting period;

•                  Expenditure on the PI-88 Phase 2 mono-therapy trial with patients with advanced melanoma decreasing $183,000 as patient recruitment concluded in February 2006.

As announced on July 23, 2008 the Company has terminated the further development of PI-88 beyond the completion of the PI-88 Phase 2 Melanoma trial and also announced the termination of further development of the phase 1 compound, PI-166.

Our lead drug candidates, PI-88 and PG-11047 are currently in Phase 2 and Phase 1 clinical trials respectively. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our drugs progress successfully through initial human testing, they may fail in later stages of development. Regulatory agencies, including the FDA and TGA, regulate many aspects of a product candidate’s life cycle, including research and development and pre-clinical and clinical testing. We or the regulatory authorities may suspend clinical trials at any time on the basis that the participants are being exposed to unacceptable health risks. Completion of clinical trials depends on, among other things, the number of patients available for enrollment in a particular trial, which is a function of many factors, including the availability and proximity of patients with the relevant condition. We rely on third parties to conduct clinical trials, which may result in delays and failure to complete trials if the third parties fail to perform or meet applicable standards. Our drug discovery efforts are still in the research phase and have not yet commenced pre-clinical development, which means they have not yet been tested on humans. We will need to commit significant time and resources to develop these product candidates.

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

Rentals on Operating Leases

Rentals on operating leases increased $47,000 or 16% in fiscal 2008 over 2007 to $342,000. This is due to CPI increase on both the Progen Pharmaceuticals Limited corporate office and Darra manufacturing facility and the taking over of the Redwood City, California office lease by Progen Pharmaceuticals, Inc. on the acquisition of CellGate, Inc. in February 2008.

Rentals on operating leases increased $73,000 or 33% in fiscal 2007 over 2006 to $295,000. This is due to CPI increase in both corporate office and Darra manufacturing facility and a full year lease for corporate office in fiscal 2007. We entered the lease on the corporate office part way through fiscal 2006.

Rental costs on the corporate offices of Progen Pharmaceuticals Limited and Progen Pharmaceuticals, Inc. are included in Administrative and corporate expenses, whilst rental costs of the Darra manufacturing facility are included in Manufacturing facility expenses.

Administrative and corporate expenses

Consolidated administrative and corporate expenses increased $5.6 million or 103.6% in fiscal year 2008 over fiscal year 2007 to $11.1 million. This increase was primarily due to an unrealized foreign exchange loss of $3.8 million as the Company continued to hold significant cash reserves in U.S. dollars and the Australian dollar strengthened considerably against the U.S. dollar during the 2008 fiscal year. In addition we expensed an incremental $1,328,000 during fiscal 2008 in relation to share based payments following the grant of option to employees in September 2007.

With the acquisition of CellGate, Inc. in February 2008 our U.S. subsidiary incurred $456,000 during fiscal 2008 on corporate and administrative expenses.

Administrative and corporate expenses increased $1.6 million or 42.0% in fiscal 2007 to $5.4 million compared with $3.8 million for fiscal 2006. This increase was primarily due to the following factors: an increase of $96,000 in fees paid to investor relations consultants and advisors; an increase of $373,000 in share-based payment expenses in relation to expenses share options granted to employees; an increase of $233,000 in travel and accommodation expenditure incurred primarily on activities associated with planning for the PATHWAY trial and fundraising activities and $683,000 in foreign exchange loss due to appreciation of the AU dollar against U.S. dollar.

Other Expenses - Medigen Termination Agreement Obligation

For fiscal years 2008 and 2007 other expenses relate solely to the payments made to Medigen Biotechnology Corporation (Medigen) under the terms of an agreement executed terminating the Medigen strategic alliance.

Under the terms of the strategic alliance Medigen were required to undertake and complete certain clinical trial of PI-88. On completion of these PI-88 clinical trials, Medigen was entitled to a 15% royalty on PI-88 proceeds of commercialization received by Progen.  Both parties agreed to end the strategic alliance to allow Progen to develop and commercialize PI-88 as rapidly as possible and with maximum flexibility.

In consideration for Medigen agreeing to end the strategic alliance, and thereby foregoing their entitlement to the 15% royalty, and to compensate Medigen for their contribution to the development of PI-88, Progen agreed to make certain cash and equity based payments to Medigen and to return the equity investment we had in Medigen. The 2008 financial impact of this termination agreement amounted to $4.0 million (2007: $11.7 million).

There remains $2.0 million to be paid on a defined PI-88 commercialization milestone or transaction event being achieved. This will be booked in a future reporting period if and when incurred.

Manufacturing facility expenses

The cost of running the manufacturing facility, which on July 2, 2008 was transferred into the wholly-owned subsidiary PharmaSynth Pty Ltd, increased $348,000 to $2.7 million in fiscal 2008 following an increase of $298,000 in fiscal 2007 over fiscal 2006.

The fiscal year 2008 increase over fiscal year 2007 was due to the payment of $87,000 in redundancy payments and $85,000 paid to consultants in assessing our PI-88 manufacturing operations.

The increase in fiscal year 2007 over fiscal year 2006 was due to large quantity of PI-88 consumables purchased in order to manufacture the Phase 3 bulk-active material.

With the launch of PharmaSynth the manufacturing business will focus on the provision of contract pharmaceutical development services by leveraging the skills developed through PI-88 development and manufacture of material for phase 1 to phase 3 clinical trials.

The costs are primarily salaries and wages, manufacturing consumables and overheads associated with our Darra manufacturing facility.

Depreciation expense

Depreciation expense decreased $78,000 in fiscal 2008 to $423,000. Depreciation expense decreased $31,000 in fiscal 2007 from fiscal 2006 to $501,000. These decreases in depreciation are due primarily to assets becoming fully depreciated. Depreciation expense is expected to decline further in fiscal 2008 as assets continue to be fully depreciated.

Other Income (Expenses)

We realized total net other income of $1.4 million in fiscal 2008 compared with $1.1 million in fiscal 2007 and $814,000 in fiscal 2006. The components of Other Income (Expenses) as shown in our statements of income included elsewhere in this annual report are (in AUD thousands):

	Years Ended June 30,
	2006	2007	2008
Grant income	$760	$1,073	$1,316
Other income	54	40	54
Total other income	$814	$1,113	$1,370

Grant income relates to the funding we receive for our drug discovery program under the AusIndustry START and Commercial Ready grants. The AusIndustry START grant expired on June 30, 2005. We applied, and were granted, another AusIndustry grant known as a Commercial Ready grant that will continue to partially fund our PG500 Series and Heparanase drug discovery programs for the three years beginning August 2005. Grant income in the 2005 financial years was received under the START grant, whereas the 2006 and 2007 grant income was received under the Commercial Ready grant. Both grants are based on a 50% re-imbursement of eligible expenditure, and therefore are directly related to level of expenditure incurred on this program. Grant income increased $243,000 in fiscal 2008 as there was an increase in eligible, or claimable, expenditure as described above under PG500 Series and Heparanase discovery program expenses under the above analysis of Research and Development Expenses.

We expect grant income to decrease  in the 2009 fiscal year as the Commercial Ready grant expired in August 2008 and this grant program has been discontinued by the Australian Federal government pending a review of all R&D incentive programs.

Income Taxes

As at June 30, 2008, we had net tax losses arising in Australia of $127.8 million (2007: $100.4 million) and U.S. federal and state net operating loss carry-forwards of approximately $1.5 million and $257,000 respectively. As a result as at June 30, 2008 we had a deferred tax asset (before valuation allowances) of approximately $41.8 million. The tax losses are indefinite as to use unless it is unable to comply with the recognition criteria for carrying forward tax losses under Australian taxation laws. Since recoupment of the carried forward tax loss is uncertain, a valuation allowance has been established to offset in full the deferred tax asset resulting in a net deferred asset of $nil.

Item 5.B.                                               Liquidity and Capital Resources

Cash and cash equivalents held as at June 30, 2008, 2007 and 2006 amounted to $76.7 million, $98.2 million and $15.9 million respectively.

Sources of Liquidity

Since inception, we have financed our operations primarily through public and private sales of equity securities totaling approximately $191.3 million in net proceeds. As at June 30, 2008, cash and cash equivalents totaled approximately $76.7 million and consisted primarily of highly liquid interest bearing investments, typically bank bills with maturities of three months or less. Investments are made in accordance with a Board approved Investment Policy. We believe that these investments do not constitute any material market risk exposure. All cash and cash equivalents held at June 30, 2008 were in Australian dollars and U.S. dollars.

We continue to hold significant cash reserves in U.S. dollars as, prior to the termination of the PATHWAY trial, we had significant U.S. dollar contracts and have a U.S. operating subsidiary, Progen Pharmaceuticals, Inc. At June 30, 2008 we held U.S. dollar denominated cash and cash equivalents totaling US$27.5 million (2007: US$23.5 million). In addition we had a forward contract to purchase US$5.0 million that was outstanding as at June 30, 2008.

Cash Flows from Operating Activities

We expended approximately $15.7 million in cash and cash equivalents during the twelve months ended June 30, 2008 to finance our net operating activities. This compares to $9.1 million and $6.5 million fiscal 2007 and 2006, respectively.

The increase in cash expended in fiscal 2008 of $6.6 million is commensurate with the $9.1 million increase in Research and Development expenditures and $1.8 million in Administration expenditure (excluding the unrealized foreign exchange loss of $3.8 million) referred to above of which $4.4 million remained unpaid and included in consolidated trade and other payables as of June 30, 2008.

The increase of $3.3 million in net cash expended on operating activities in fiscal 2007 over fiscal 2006 was primarily due to receipts from customers declining $1.1 million. This was the case even with an increase in revenues from operations, as $646,000 in customer invoices were outstanding at June 30, 2007. These amounts have since been collected in full. In addition there was a $2.8 million increase in payments to suppliers (due to an increase in expenditures associated with planning for our phase 3 PI-88 trial) and employees, off-set by an increase in interest receipts of $363,000.

Cash Flows from Investing Activities

Cash outflows from investing activities included $354,000 on the purchase of plant and equipment (2007: $254,000) and $1.1 million on costs related to the acquisition of CellGate, Inc. The acquisition consideration was funded by cash of $360,000 and by the issue of 806,224 shares at $1.85 per share. The net cash acquired with this acquisition amounted to $930,000, of which $803,000 was immediately used to repay an outstanding loan.

Cash Flows from Financing Activities

Net cash used in financing activities in 2008 of $1.1 million relates to:

•                  transaction costs relating to an issue of shares made prior to June 30, 2007 amounting to $275,000.

•                  the repayment of an outstanding loan of $803,000 held by CellGate, Inc. immediately following the consummation of this acquisition.

Net cash provided by financing activities in 2007 of $92.4 million relates to proceeds from the following share issues:

•                  a private placement in December 2006 raising $18.8 million,

•                  a share purchase plan in January 2007 to Australian and New Zealand resident shareholders raising $5.3 million,

•                  a U.S. equity offering in May 2007 raising $36.5 million,

•                  a rights entitlement offering in June 2007 raising $31.6 million, and

•                  the exercise of employee options raising $227,000.

Funding Requirements

Currently there are no material commitments for capital expenditures.

As of June 30, 2008 we had outstanding expenditure commitments of $619,000, $358,000 of which are expected to be incurred in the next fiscal year in relation to the Phase 1 clinical trial assessing the safety of PG11047 alone and $248,000 in outstanding expenditure commitments to conclude the PI-88 Phase 2 melanoma trial all of which is expected to be incurred in the next fiscal year.

Our heparan sulfate mimetic drug discovery program is partially funded by a $3.4 million AusIndustry Commercial Ready grant. As at June 30, 2008 $245,000 of the Commercial Ready grant remained un-spent. This grant is due to expire in August 2008 and as recently announced by the Australian Federal government this funding scheme has been axed. As from this date our heparan sulfate mimetic drug discovery program and preclinical development of the 500 series will be funded entirely by the Company.

Our epigenetics preclinical and drug discovery efforts will be a major focus of the Company in the coming years so as to remain competitive within this burgeoning area of cancer drug development. We expect to invest significant time and resources in developing this technology further. However, because of the uncertainties inherent in early stage drug development we are unable to accurately predict what these costs of development are likely to be.

Under the terms of the agreement terminating the strategic alliance with Medigen Biotechnology Corporation we are obligated to pay a further $2.0 million on PI-88 achieving a specified commercial milestone or a transaction event being achieved.

Future cash requirements will depend on a number of factors, including: the scope and results of preclinical studies and clinical trials, continued progress of our research and development programs, including our in-licensing activities, our ability to generate revenues from our contract manufacture services, our ability to generate revenues from the commercialization of drug development efforts and the availability of other funding. Based on our current commitments our working capital is sufficient to meet our present requirements.

As detailed below in Item 5.D. Trend Information our future direction and operations are uncertain. Our future funding requirements depend upon the outcome of the November 24, 2008 announced strategy assessing M&A proposals which are likely to involve a capital return to shareholders against returning the entire capital of the Company (less liabilities and allowances for the continuing statutory and other costs) to shareholders. This is a sum we currently estimate by February 1, 2009 to be approximately $70 million, or about $1.10 per share.

Item 5.C.                                               Research and development, patents and licenses, etc.

Refer to Research and Development Expenses under Item 5.A.

Item 5.D.                                               Trend Information

Whilst the Company significantly increased its research and development expenditures during the fiscal year 2008 a significant portion of this increase was associated with the PI-88 PATHWAY trial. There will be a significant decrease in PI-88 expenditures in fiscal year 2009 following the termination in July 2008 of the PATHWAY trial.

Following the termination of the PATHWAY trial the Company appointed independent corporate advisory firm Beerworth and Partners Limited to assess Progen’s business and operations and develop strategic options for review by the Board. Amongst other things this review suggested a significant capital return to shareholders of $50c per share amounting to $30.23 million, or 43% of Progen’s estimated cash reserves at February 2009.

Subsequent to this announcement at the 2008 Annual General Meeting of the Company held on November 24, 2008 the Chairman announced the following strategy:

•                                          That we will announce, within 45 days, terms of an M&A transaction able to deliver a value to shareholders in excess of a $1.10 per share. This will be prior to the January 14, 2009. At this point, we envisage that part of any deal would involve a capital return to shareholders.

•                                          Should this not occur, the Board will recommend that the entire capital of the Company (less liabilities and allowances for the continuing statutory and other costs) be returned to shareholders. This is a sum we currently estimate by February 1, 2009 to be approximately $70 million, or about $1.10 per share.

On December 22, 2008 the Company announced the signing of an exclusive and binding Merger Implementation Agreement with Avexa Limited and Australian publicly listed biotechnology company. Progen will propose to its shareholders a $20 million share buy-back option. The combined entity will have over $60 million cash at transaction closing (assuming the A$20 million buy-back is fully subscribed). Shareholders from both companies will vote on the proposed merger in the first quarter of 2009. The combined entity creates a well-funded, small molecule drug development company with a balanced portfolio of oncology and infectious disease programs in various stages of development.

A copy of this announcement can be found on Form 6-K dated December 22, 2008.

On November 14, 2008 the Company announced that it had received a notice requisitioning a general meeting of shareholders from shareholders representing, in total, 5.65% of the votes that may be cast at a general meeting. Under Australian law shareholders who in total own at least 5% of the total voting rights are able to requisition a meeting of members.

The shareholders that have requisitioned this meeting have proposed the removal of the current directors, excluding Mr. John Lee, and the appointment of three additional board members. This group are proposing an alternative strategy for the Company from that which is outlined above.

A copy of this notice of meeting can be found on Form 6-K dated December 10, 2008.

AS A RESULT OF THE ABOVE THERE IS SIGNIFICANT UNCERTAINTY AS TO THE FUTURE DIRECTION AND OPERATIONS OF THE COMPANY.

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

Item 5.F.                                                 Tabular Disclosure of Aggregate Contractual Obligations

As of June 30, 2008, we had known contractual obligations and commitments of $6.9 million. Of this amount $5.8 million relates to sponsored research commitments and estimates to fund the ongoing trial of PG11047 and to complete current trials of PI-88 and PG-11047 and an estimate of costs to be incurred in winding down the PATHWAY trial. The remaining $1.1 million relates to the following: payment of our insurance premium ($510,000), our current operating lease obligations including the lease of our premises ($197,000), and other commitments ($385,000) most of which relates to payment obligations under various consulting and advisory agreements.

Under the terms of the agreement terminating the strategic alliance with Medigen Biotechnology Corporation we are required to pay Medigen $2.0 million upon PI-88 achieving a specified commercial milestone.

The following table sets forth our aggregate contractual obligations for the three years following June 30, 2008 (in AUD thousands):

	Payments Due by Period
	Total	< 1 year	1-3 years
Contractual obligations
Operating leases	197	197	—
Sponsored research and clinical trial obligations and commitments	5,759	5,494	265
Insurance premium funding	510	510	—
Other commitments	385	385	—
Total	$6,851	$6,586	$265

We do not have any contractual obligations that extend beyond the next three years.

ITEM 6.                                                     DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES

Item 6.A.                                               Directors and Senior Management

The following table sets forth certain information as of June 30, 2008 about our directors and executive officers:

Name	Age	Position
Dr. Malvin L. Eutick	59	Non-Executive Chairman (1)
T. Justus Homburg	52	Managing Director
Prof. John R. Zalcberg	56	Non-Executive Director, resigned September 4, 2008
Patrick O. Burns	71	Non-Executive Director (1), (2)
Stephen Chang	59	Non-Executive Director (2)
John Lee	60	Non-Executive Director (1)
Robert Williamson	42	Non-Executive Director (2)
Sarah J. Meibusch	31	Vice President, Business Development
Dr. James Garner	35	Vice President, Medical and Clinical Affairs, resigned November 12, 2008
Dr. John Devlin	48	Vice President, Manufacturing Operations, made redundant September 4, 2008
Linton W. P. Burns	43	Chief Financial Officer and Company Secretary, resigned December 10, 2008
Dr. Laurence Marton	64	Chief Scientific Officer

(1)  Member of Audit Committee

(2)  Member of Remuneration Committee

Dr. Malvin L. Eutick, Ph.D., OAM joined Progen’s board on 10 March 1999. He was appointed Chairman of the Board on March 4, 2008. Dr. Eutick has 25 years experience in the medical and pharmaceutical industry including with companies such as Pfizer and Pharmacia.

In 1993, Dr. Eutick founded and developed the pharmaceutical company, Phebra (formerly Pharmalab Pty Ltd), which supplies primarily hospitals in Australia and worldwide with critical drugs used in  accident and emergency situations and the ICU. In 2000, he acquired the sterile medical device company, TUTA Laboratories Pty Ltd, from a Japanese multinational and recently coordinated its sale to  the  safety medical and collections solutions company BMDI International (ASX:BMI).

Dr. Eutick was awarded the Medal of the Order of Australia for services to the industry in 1995. He has previously served as Chairman of the Australian biotechnology company, BioQuest Ltd and was Deputy Chairman of the Australian Museum Trust.

Dr. Eutick is also currently a Director of BMDi-TUTA Ltd (ASX:BMI) (appointed in March 2008) and a number of private companies involved with drug innovation and development.

Mr. Justus Homburg was appointed Managing Director and CEO in March 2006 having joined Progen as COO in January 2006. Mr. Homburg has had an international career working in the pharmaceutical and life sciences industries in the U.S., Australia, Europe and Asia. His experience ranges from the multi-national biotechnology giant Monsanto Company through to start up organizations such as Chirogen.

Mr. Homburg spent more than a decade at Monsanto Company (1990 – 2001) and during his senior management time there he focused on new technology and business commercialization, technology in and out-licensing, mergers and acquisitions, joint ventures, capital raisings, and the development of international markets. His roles included Regional Business Management (Monsanto Chemicals), Division Management (Growth Enterprises), and Strategic Planning (Monsanto Agricultural Products).

Prior to his business career, Mr. Homburg held a faculty position at the University of Michigan and was a Fulbright Scholar. He holds an MBA from the University of Washington and degrees from Iowa State University, Southern Illinois University and The University of Utrecht.

Professor John Zalcberg OAM joined Progen as a non-executive director in May 1995 and resigned on September 4, 2008. In 1986, he was appointed Director of Medical Oncology at the Heidelberg Repatriation Hospital (HRH) in Melbourne, Australia. In 1996, he became the Director for Cancer Services at the Austin and Repatriation Medical Centre. Since 1997, Professor Zalcberg has been the Director of the Division of Haematology and Medical Oncology at the Peter MacCallum Cancer Centre and was also appointed as Chief Medical Officer in 2007. He continues to practice in GI oncology and has been a Principal and Clinical Investigator of numerous clinical studies.

In 1987, Professor Zalcberg helped found the Lorne Cancer Conference, now recognized as one of Australia’s major cancer research conferences. He is also a founding member and is the current Chair of the Board of the Australasian Gastrointestinal Trials Group (AGITG). He is a Member of Cancer Trials Australia and past Board Member of the NSW Cancer Institute (2003-2005). From 2000-2002 he was also President of the Clinical Oncological Society of Australia.  In 2007 Professor Zalcberg was also appointed as a Member of the Victorian Policy Advisory Committee on Clinical Practice and Technology (VPACT) and Member of the Consultative Council of the Victorian Cancer Agency (VCA).

In 2007 received a Medal of the Order of Australia Award (OAM), for service to medicine in the field of oncology through initiatives to assist cancer patients and their families and through the promotion of clinical research.

Mr. Patrick Burns was appointed a non-executive director of Progen in March 1999. At the time he was also a Senior Consultant to Early Stage Enterprises, a New Jersey venture capital fund investing primarily in developing technology growth companies.

From 1997, Mr. Burns has been a member of the Board of Directors of Synbiotics Corp, which specializes in animal health care, and Annovis Inc., a specialty chemicals company, and a Senior Advisor to Across Frontiers International, Inc.

From 1986 – 1997 he was a Vice President/Principal of R&D Funding Corp, the General Partner of four research and development funds of Prudential Securities, Inc., from 1991 – 1997 he served as the Senior Vice President of Prudential Securities, Inc. and from 2005 – 2007 he was a non-executive director of ChemGenex Pharmaceuticals Ltd (ASX: CXS).

In 1971, Mr. Burns arranged Minority Equity Capital Company, Inc., a multi-million dollar Venture Capital Fund, where he was President, Chief Executive Officer and a Director until 1985. Mr. Burns also previously practiced law in New York with Milbank, Tweed, Hadley & McCloy. He holds a BA from Dartmouth College and an LLB (Honors) from Harvard Law School.

He is currently vice chairman of Euclid Systems Corp, an eye care company; chairman of StablEyes, Inc. a biotechnology company also in the eye care field; and an advisor to a number of early stage biotechnology companies.

Mr. Stephen Chang is a founding director of Progen Pharmaceuticals Limited and has served as chairman in the period from 1990 to 1994 and again since 1999 until March 2008 when he resigned as a Chairman and continued his service as a non-executive director. He served as chairman of Taiwan-based Medigen Biotechnology Corporation during its inauguration. Mr Chang was general manager and director of Australia Pacific Electric Cables Pty Ltd and is currently director of Capac International Pty Ltd. Prior to 1987 he was Technical Manager and Senior Engineer with Taiwan Pacific Group, a large Taiwanese conglomerate specializing in the IT industry.

Mr. John Lee joined Progen as a non-executive director in March 2008. In 1987, Mr. Lee founded Stockholder Relations, an Australian-based management consultancy specializing in corporate advisory, investor relations and corporate governance.  Currently, Mr. Lee is a non-executive chairman of Portland Orthopedics Limited (ASX: PLD) (appointed in October 2005), a non-executive chairman of Milvella Limited (appointed in October 2007) and a non-executive director of TMG International Pty Ltd (appointed in May 2008).

Prior to founding Stockholder Relations, Mr. Lee served Woolworths Limited (ASX: WOW), as Chief General Manager Corporate Services and was a member of Woolworth’s executive committee.

Mr. Lee received his MBA from the University of Melbourne, in addition to a B Comm. and post-graduate degree in Education. He is a Senior Associate of the Financial Services Institute of Australia (FINSIA) and a Foundation Fellow of the Australian Institute of Company Directors.

Mr. Robert Williamson joined Progen’s board as a non-executive director in March 2008. Mr. Williamson is the founder of LaSalle Venture Advisors, a consultancy serving venture-backed and public life science companies and their investors on strategic and operational issues. He currently serves as a non-executive director of Pharmasset, Inc., an anti-viral therapeutics company (NASDAQ:VRUS) (appointed in August 2004).

Prior to founding LaSalle Venture Advisors, Mr. Williamson served as President and CEO of Arriva Pharmaceuticals, Inc., and helped the company raise $27 million in venture capital.  Previously, Mr. Williamson was President and Chief Operating Officer of EOS Biotechnology, Inc., (purchased by PDL BioPharma (NASDAQ: PDLI)).  Prior to this, Mr. Williamson was President and Chief Operating Officer of Double Twist, Inc. (formerly Pangea Systems), a genomics start-up. Mr. Williamson began his career at The Boston Consulting Group, Inc., a global business consulting firm, where he was named a Partner, and led the firm’s west coast health care practice.

Mr. Williamson received an MBA from the Stanford Graduate School of Business in Stanford, CA.  He obtained a B.A. in Economics from Pomona College in Claremont, CA.

Sarah J. Meibusch joined Progen in 2003 as Business Development Manager following a similar role at Pyxis Genomics, Inc., a private USA based biotechnology company. Ms. Meibusch was promoted to Director, Business Development in June 2005 and to Vice President, Business Development in 2006. She holds a Bachelor degree in Agricultural science from the University of Queensland and a Master of Professional Studies degree from Cornell University, USA.

Linton W. P. Burns was appointed Chief Financial Officer and Company Secretary in August 2004 and resigned on December 10, 2008 and as at the date of this report continues to serve out his notice period. Prior to joining us, Mr. Burns spent 5 years as chief financial officer and company secretary for ASX listed biotechnology company BresaGen Limited. Preceding that role Mr. Burns was the New Zealand general manager for the information solutions company, Equifax Ltd. Prior to that he held senior financial positions with Equifax in Australia and the United Kingdom. Mr. Burns holds a Bachelor of Arts in Accountancy from the University of South Australia, Adelaide, Australia and is a member of the Australian Institute of Chartered Accountants and an affiliate of the Chartered Secretaries of Australia.

Dr. James Garner MA, MBA, MBBS, BSc (Hons), SAFin. joined Progen in January 2007 as Vice President, Medical and Clinical Affairs and resigned on November 12, 2008.  Prior to joining us Dr. Garner spent several years at Biogen Idec (NASDAQ: BIIB) as a Medical Affairs Manager for the Asia-Pacific region. He holds a Bachelor of Sciences (with First Class Honors) from University College, London, and a Master of Arts and a Master of Business Administration from the University of Queensland and a Graduate Certificate in Applied Finance and Investment from the Financial Services Institute of Australasia. He is a Young Fellow of the Royal Society of Medicine (UK) and a member of the Australian Pharmaceutical Physicians Association.

John Devlin BSc Ph.D. joined Progen in May 2007 as Vice President, Manufacturing Operations and was made redundant on September 4, 2008. Prior to joining us, Dr. Devlin ran his own consultancy company, Devchem Pty Ltd, providing small Australian biotech companies with advice on development, scale up and manufacturing operation. He received both his bachelor’s degree and Ph.D. in Organic chemistry from Queens University in Belfast, Northern Ireland.

Dr. Laurence Marton MD joined Progen in February 2008 as Chief Scientific Officer. Prior to joining Progen, Dr. Marton was the Chief Scientifice Officer of CellGate and before that Chief Scientific and Medical Officer of SLIL Biomedical Corporation, both companies focused on the discovery and development of novel polyamine analogs and other compounds for the treatment of cancer and other serious diseases. Dr. Marton was previously Dean of the University of Wisconsin-Madison Medical School and before that Chaired the Department of Laboratory Medicine at the University of California, San Francisco. He is a leading expert with extensive experience in the fields of cell growth and drug development. His work is focused on the use of polyamines in treating human diseases related to aberrant cell growth, including cancer and infectious diseases.  His research has resulted in more than 180 original publications, 60 scientific reviews and chapters, four books, and numerous patents, and his work has been acknowledged internationally. Dr. Marton serves as a consultant for industry and for governmental and academic institutions.  He serves on the

Board of the Foundation for Cardiovascular and Transplant Research and was appointed by the Governor of Wisconsin to the Wisconsin Technology Council.  Dr. Marton received his BA from Yeshiva University and his MD from the Albert Einstein College of Medicine.

Our executive officers are appointed by, and serve at the pleasure of, our board of directors. There are no family relationships among our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

A group of Progen shareholders, who in total hold more the 5% of the Company’s voting shares, have requisitioned a general meeting of shareholders. This meeting is scheduled to take place on January 9, 2009. The resolutions, as proposed by this group of shareholders, include the removal of all current directors, with the exception of Mr. John Lee, and the appointment of three new Board members.

Item 6.B.                                               Compensation

The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2008:

						Share-
				Post		based
	Short term			employment		payment
			Non
	Salary	Cash	monetary	Super-	Termination
Directors	and fees	bonus	benefits	annuation	payment	Options	Total
	$	$	$	$	$	$	$
Dr. Malvin L. Eutick	67,043	—	—	6,034	—	—	73,077
Stephen Chang(1)	258,495	—	—	32,167	145,000	—	435,662
John Zalcberg	55,046	—	—	4,954	—	—	60,000
Patrick O. Burns	60,000	—	—	—	—	—	60,000
John Lee	19,450	—	—	—	—	—	19,450
Robert Williamson	19,450	—	—	—	—	—	19,450
Total – Non-executive director	479,484	—	—	43,155	145,000	—	667,639

(1) Resigned as executive chairman on March 3, 2008 but continued as a non-executive director.

							Share-
					Post		based
	Short term				employment		payment
			Non
Other key	Salary	Cash	monetary		Super-	Termination
management personnel	and fees	bonus	benefits		annuation	payment	Options	Total
	$	$	$		$	$	$	$
T Justus Homburg	287,703	138,608	7,386	(1)	28,889	—	135,259	597,845
Linton W. P. Burns	190,000	68,807	—		23,293	—	109,609	391,709
Dr. Anand Gautam(2)	150,744	—	—		13,200	100,000	54,304	318,248
Sarah J. Meibusch	117,546	—	—		10,579	—	109,609	237,734
Dr. James Garner	175,000	—	—		15,750	—	55,305	246,055
Dr. John Devlin	150,000	—	—		13,500	—	55,305	218,805
Dr. Laurence Marton	133,268	—	—		11,711	—	36,073	181,052
Total - Other key management personnel	1,204,261	207,415	7,386		116,922	100,000	555,464	2,191,448

(1) Includes the reimbursement of motor vehicle expenses.

(2) Resigned June 2, 2008.

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

(3)                                 During the 2007 fiscal year stock options were granted to certain executive officers under the terms of their contracts of employment. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the Company. The estimated value of these options is calculated at the date of grant using the Hull-White binomial option pricing model. The terms and conditions of the options are discussed in Note 13 of the financial statements.

Item 6.C.                                               Board Practices

We currently have five directors. Our constitution provides that at least one-third of our directors (except our managing director) must retire at each annual general meeting of shareholders. As a result, only a portion of our board of directors will be elected each year.

Further, our constitution provides that directors appointed either to fill a casual vacancy or as an addition to the existing directors hold office until the next annual general meeting and are not to be taken into account in determining the directors who are to retire by rotation.

Mr. P Burns were re-elected at our 2006 annual general meeting of shareholders. Mr. S Chang was re-elected at our 2007 annual general meeting of shareholders. Dr. M. Eutick was re-elected at our 2008 annual general meeting of shareholders. Mr. J. Lee and Mr. R. Williamson both being appointed directors since the date of our 2007 annual general meeting were elected directors at our 2008 annual general meeting of shareholders.

No termination benefits are provided to directors other than statutory superannuation.

Audit Committee.  Our audit committee currently consists of Mr. P. Burns (Chair), Dr. M. Eutick, and Mr. John Lee, all of whom are non-management members of our board of directors. The authority and responsibilities of our audit committee are set forth in its charter and includes:

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

Remuneration Committee.  Our remuneration committee currently consists of Mr. S Chang (Chair), Mr. R Williamson and Mr. P Burns, who are non-management members of our board of directors. The function of our remuneration committee includes:

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

Service Agreements. With the exception of Dr. Laurence Marton’s agreement the Company’s policy is to enter into service contracts with executive directors and senior executives on appointment that are unlimited in term but capable of termination on specified notice periods and that the Company has the right to terminate the contract immediately by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

The service contract outlines the components of remuneration paid to the executive directors and key management personnel but does not prescribe how remuneration levels are modified year to year.

The current termination notice periods included in the service agreements with key management personnel are detailed below.

•                                         T J Homburg, Chief Executive Officer and Managing Director. Term of agreement – unlimited, capable of termination on 6 months notice. Payment of termination benefit, on another company or entity acquiring control of Progen if the acquiring company or entity terminates employment within 12 months of acquisition, equal to 6 months base salary.

•                                         L Burns, Chief Operating Officer and Company Secretary. Term of agreement – unlimited, capable of termination on 12 weeks notice. Payment of termination benefit, on another company or entity acquiring control of Progen if the acquiring company or entity terminates employment within 12 months of acquisition, equal to 6 months base salary. Mr. L Burns resigned from the Company on December 10, 2008 and as at the date of this Form 20-F he continues to serve out his notice period as Chief Operating Officer but has resigned as Company Secretary.

•                                         S Meibusch, Vice President, Business Development. Term of agreement – unlimited, capable of termination on 12 weeks notice. Payment of termination benefit, on another company or entity acquiring control of Progen if the acquiring company or entity terminates employment within 12 months of acquisition, equal to 6 months base salary.

•                                         Dr. J Garner, Vice President, Medical & Clinical Affairs. Term of agreement – unlimited, capable of termination on 4 weeks notice. Payment of termination benefit on termination by the Company, other than for misconduct, equal to 4 weeks base salary. Dr. Garner resigned from the Company on November 12, 2008.

•                                         Dr. L Marton, US-based Chief Scientific Officer. Term of agreement – 1 year commencing February 6, 2008.

Item 6.D.                                               Employees

The number of persons, including executive directors, employed by the Company, as of June 30, 2008, 2007 and 2006, broken down by activity is shown below.

	As of June 30,
	2006	2007	2008
Management and administration	13	13	13
Research and development	17	20	18
Manufacturing	14	17	10
Total	44	50	41

During fiscal 2008 we restructured our manufacturing and drug discovery divisions (part of research and development). The restructure involved 8 redundancies in manufacturing and 4 in drug discovery.

We had 4 employees based in the U.S. (3 in research and development and one in management and administration) as at June 30, 2008. All remaining employees are based at either our corporate offices in Toowong, Queensland or at our research and manufacturing facility at Darra, Queensland.

None of our employees are represented by a labor union, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Since June 30, 2008 and following the wind-down of the PATHWAY trial we made a further 7.5 full time equivalent staff redundant. In addition several staff have resigned since June 30, 2008 without being replaced. Our current headcount is 27.8 full time equivalents.

Item 6.E.                                                 Share Ownership{tc “”}

The following table sets forth, for each director or senior executive of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of January 9, 2009.

Name	Number of Issued Ordinary Shares	Percentage of Issued Ordinary Shares (1)	Number of Ordinary Shares Issuable Pursuant to Options
Stephen Chang	820,300	1.4%	41,014
T. Justus Homburg	52,778	*	531,389
Patrick O. Burns	556	*	28
Dr. Malvin L. Eutick	17,693	*	885
Robert Williamson	25,000	*	—
John Lee	—	—	—
Sarah J. Meibusch	—	—	100,000
Linton W. P. Burns	14,359	*	100,218
Dr. James Garner	—	—	50,000
Dr. Laurence Marton	—	—	100,000
All directors and executive officers As a group (10 persons)	930,686	1.4%	923,534

*              Represents less than 1%.

(1)           Based on 60,469,511 issued ordinary shares as of January 9, 2009.

Option Plans{tc “”}

The following director and employee option plans were in existence during the fiscal year ending June 30, 2008. The plans are overseen by the Remuneration Committee which determines the terms under which eligible individuals may participate.

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

In November 2004, our shareholders approved the directors and employee option incentive plan. All our directors and all employees, whether full time or part time, are eligible to participate in this plan. The minimum exercise price of options granted under this plan shall not be less than the average closing share price as recorded on the Australian Securities Exchange in the five business days preceding the grant of those options. The expiry date of options issued under this plan cannot exceed 10 years from the date of grant. During the fiscal year ended June 30, 2007 options to purchase a total of 147,000 ordinary shares were issued under this plan. These options were issued free of charge and had a weighted average exercise price of $2.79. Since July 1, 2007 a further 1,317,250 options were issued under this plan at a weighted average exercise price of $3.46. As of December 12, 2008 there were outstanding options to purchase an aggregate of 773,750 ordinary shares under this plan.

At the 2006 Company’s annual general meeting the shareholders approved the issue of 500,000 options to the CEO. The vesting terms and exercise price of these options is as follows:

•              166,667 options vesting on March 1, 2007 at an exercise price equal to a 20% premium to the 60 day share price volume weighted average price (VWAP) prior to this date of which the exercise price was $7.80 (included in the table above);

•              166,667 options vesting on March 1, 2008 at an exercise price equal to a 25% premium to the 60 day share price VWAP prior to this date of which the exercise price was $2.59 and

•              166,667 options vesting on March 1, 2009 at an exercise price to be determined equal to a 30% premium to the 60 day share price VWAP prior to this date.

These options are exercisable from the date they vest and expire on March 1, 2011. The grant date of these options is March 1, 2007, 2008, and 2009; however since the service inception date precedes the grant date compensation expense is recognized over the period beginning November 30, 2006, the date of approval. The estimated fair value of the options was calculated as at the date of grant using a binomial model taking into account the terms and condition upon which the options were granted. The weighted average grant date fair value for each option was $0.97.

ITEM 7.                                                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS{TC “”}

Item 7.A.                                               Major Shareholders{tc “”}

The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 5% or more of the Company’s ordinary shares, as of December 6, 2006, December 11, 2007 and January 9, 2009 each being the most recent practicable date before reporting for the last three fiscal years.

	2006		2007		2008
Name and Address	# of Shares	% of issued shares	# of Shares	% of issued shares	# of Shares	% of issued shares
SAC Capital Associates LLC PO Box 58 Victoria House, The Valley, Anguilla, BW1	2,802,828	6.90	N/A		N/A

Manifest Capital Management Pty Ltd Level 7, 139 Macquarie Street, Sydney NSW 2000	3,538,260	8.72	3,538,260	5.96	3,538,260	5.86

Northcape Capital Pty Ltd Level 17, 15-19 Bent Street Sydney NSW 2000	N/A		3,575,289	6.02	4,979,043	8.23

AMP Limited Level 24, 33 Alfred Street, Sydney NSW 2000	2,975,268	7.33	N/A		N/A

As of January 6, 2009, a total of 5,321,156 ordinary shares (or 8.80% of the total number of our ordinary shares then outstanding) were held by six registered holders with registered addresses in the United States. Because certain of these ordinary shares were held by brokers or other nominees, the number of record or registered holders in the US is not representative of the number of beneficial holders in the US or of the residence of the beneficial holders. There are no different voting rights for major shareholders.

To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons severally or jointly, and we disclaim control by the companies, entities or individuals listed in the table above.

We do not know of any arrangements in place that could result in a change in control of our company.

Item 7.B.                                               Related Party Transactions

Except as disclosed herein and elsewhere in this annual report, there were no material transactions to which we were a party and in which any of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) were involved since July 1, 2007.

None of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) was indebted to us at any time since July 1, 2007.

ITEM 8.                                                     FINANCIAL INFORMATION

Item 8.A.                                               Financial Statements and Other Financial Information

Our audited financial statements and related notes for our fiscal years ended June 30, 2006, 2007 and 2008 are contained on pages F-1 through F-46 of this annual report.

Export Sales

The following table indicates the percent of revenues derived from export.

	For the Years Ended June 30,
	2006	2007	2008
Contract manufacture export revenues	$70,000	$25,000	$380,000
% of total revenues derived from export	7.7%	2.7%	35.0%

The percentage of contract manufacturing revenues derived from customers outside Australia fluctuates as these contracts are typically ad-hoc in nature.

In fiscal 2008 we derived 65.0% of our total revenues from one Australian based customer. In fiscal 2007 we derived 97.3% of our total revenues from this same customer. In fiscal year 2006, we derived 76.2% of our total revenues from two Australian based customers.

Legal Proceedings

None.

Dividend Policy

{tc “”}We have never declared cash dividends on our ordinary shares and have no present intention of declaring such cash dividends in the foreseeable future. Our board of directors will not be able to recommend the payment of any dividends until we make a profit. Future profitability will depend on future earnings and our working capital requirements. Our board of directors currently intends to reinvest income in the continued development and operations of our business. We expect to continue to generate operating losses on our research and development projects until products arising from our research and development activities are successfully commercialized. Factors beyond our control, such as market competition, exchange rate fluctuations and changing government policy may also affect profitability and our capacity to pay dividends.

Item 8.B.                                               Significant Changes

Except as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual financial statements included in this annual report.

ITEM 9.                                                     THE OFFER AND LISTING{tc “”}

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

Price Range of Ordinary Shares

Australian Securities Exchange (ASX)

The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2004	3.76	0.72	25,976,500
Fiscal year 2005	6.22	2.04	23,242,125
Fiscal year 2006	4.04	2.35	24,427,032
Fiscal year 2007	9.49	2.52	53,491,809
Fiscal year 2008	4.54	1.20	47,820,800
Quarterly Data:
Third Quarter 2006	3.00	2.52	3,336,609
Fourth Quarter 2006	7.30	2.78	14,033,400
First Quarter 2007	7.50	5.60	12,511,200
Second Quarter 2007	9.49	4.50	23,610,600
Third Quarter 2007	4.54	3.10	17,112,900
Fourth Quarter 2007	3.45	2.40	13,898,400
First Quarter 2008	2.55	1.28	7,653,400
Second Quarter 2008	2.13	1.20	8,920,400
Third Quarter 2008	1.28	0.58	13,846,600
Fourth Quarter 2008	0.92	0.60	14,951,100
Monthly Data:
July 2008	1.28	0.58	9,065,600
August 2008	0.68	0.61	2,721,600
September 2008	0.72	0.63	2,059,400
October 2008	0.73	0.61	3,053,200
November 2008	0.80	0.60	6,988,600
December 2008	0.92	0.70	4,909,300

NASDAQ Capital Market

The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the NASDAQ Capital Market during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2004	3.24	0.51	18,534,500
Fiscal year 2005	4.71	1.60	4,411,100
Fiscal year 2006	3.15	1.71	1,628,400
Fiscal year 2007	7.78	1.81	23,776,100
Fiscal year 2008	4.01	1.12	5,652,400
Quarterly Data:
Third Quarter 2006	2.19	1.81	147,000
Fourth Quarter 2006	6.48	1.91	13,638,200
First Quarter 2007	6.08	4.30	2,467,100
Second Quarter 2007	7.78	3.90	7,523,800
Third Quarter 2007	4.01	2.57	2,683,300
Fourth Quarter 2007	3.06	1.90	1,330,800
First Quarter 2008	2.23	1.22	805,500
Second Quarter 2008	1.92	1.12	832,800
Third Quarter 2008	1.26	0.45	2,378,400
Fourth Quarter 2008	0.67	0.30	1,601,900
Monthly Data:
July 2008	1.26	0.56	2,056,400
August 2008	0.61	0.57	173,200
September 2008	0.61	0.45	148,800
October 2008	0.54	0.35	243,500
November 2008	0.56	0.30	1,223,000
December 2008	0.67	0.47	135,400

On December 31, 2008, the closing sales price of the ordinary shares as reported on the ASX and the NASDAQ Capital Market was $0.77 and US$0.47, respectively.

Price Range of Warrants

Australian Securities Exchange (ASX)

The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our warrants as reported on the ASX during the periods indicated:

	High	Low	Trading Volume
Quarterly Data:
Third Quarter 2007	1.40	0.48	275,600
Fourth Quarter 2007	0.93	0.35	264,800
First Quarter 2008	0.60	0.05	474,100
Second Quarter 2008	0.31	0.10	85,700
Third Quarter 2008	0.25	0.01	102,500
Fourth Quarter 2008	0.01	0.01	—
Monthly Data:
July 2008	0.25	0.01	10,800
August 2008	0.10	0.01	91,700
September 2008	0.01	0.01	—
October 2008	0.01	0.01	—
November 2008	0.01	0.01	—
December 2008	0.01	0.01	—

NASDAQ Capital Market

There has been no trading in our warrants on the NASDAQ Capital Market to date.

On December 31, 2008, the closing sales price in U.S. Dollars of the warrants as reported on the ASX and the NASDAQ Capital Market was $0.01 and N/A, respectively.

ITEM 10.

ADDITIONAL INFORMATION{TC “”}

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

In a letter to NASDAQ dated June 2005 from our home country (Australia) legal counsel we advised that pursuant to NASDAQ Marketplace Rule 4350(a)(1), Progen would follow certain governance practices of its home country in lieu of the comparable NASDAQ requirement under NASDAQ Marketplace Rule 4350(c)(1) which provides that a majority of the Board of directors must be comprised of independent directors. Progen did not then comply with this requirement. Since January 2007 we are in compliance with the NASDAQ Marketplace Rule 4350(c)(1).

The Principles of Good Corporate Governance and Best Practice Recommendations (BPRs) released by the Australian Securities Exchange (ASX). Current practice in Australia recognizes that the BPRs are guidelines only. If a company considers that a recommendation is not appropriate to its particular circumstances, it has the flexibility not to adopt it but is required to provide a statement in the annual report for not following it (ASX Listing Rule 4.10). As stated in our 2008 Annual Report the Company’s corporate governance practices are largely consistent with the BPR’s.

Item 10.C.                Material Contracts

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

In January 2007 the Company announced that it had agreed terms with MBC to conclude the Alliance Agreement. In consideration for MBC agreeing to end the Alliance Agreement, and foregoing their entitlement to the 15% royalty, and to compensate MBC for their contribution to the development of PI-88, Progen agreed to:

•                  Return 15,176,525 MBC ordinary shares that comprised part of the consideration under the Alliance Agreement, to MBC.

•                  Issue 500,000 Progen shares to MBC on execution of the termination agreement;

•                  Reimburse to MBC $300,000 being the funds they contributed to the costs of the PI-88 Phase 2 Melanoma clinical trial on execution of the agreement;

•                  Issue a further 732,600 Progen shares and pay $2,000,000 in cash or shares, at Progen’s discretion, to MBC on MBC completing two clinical milestones in relation to the current PI-88 Phase 2 HCC Trial;

•                  Pay MBC up to $4,000,000 on PI-88 achieving specified clinical and commercial milestones; and

•                  Issue 1,000,000 options to MBC upon MBC providing to Progen the HCC Phase 2 Trial Final Study Report.

The financial statements for the period ended June 30, 2007 included the financial impact of the return of the 15,176,525 MBC shares to MBC, that being an impairment loss of $1,769,198, the reimbursement of the $300,000, the value of 1,232,600 Progen shares and the 1,000,000 options on Progen shares. The fair value at the measurement date of the 1,232,600 Progen shares was $8,325,000 and 1,000,000 options over Progen shares was $1,321,000. The total 2007 financial impact was an increase in the operating loss from continuing operations of $11,715,198.

The financial statements for the period ended June 30, 2008 include the financial impact $2,029,000 on MBC completing the second clinical milestone in relation to the PI-88 phase 2 HCC trial (this obligation was satisfied via the issue of 732,600 shares of which 171,240 were newly issued shares and 561,360 were acquired on-market and re-issued to MBC) and $2,000,000 paid to MBC on PI-88 achieving a specified clinical milestone.

There remains $2,000,000 to be paid on a defined PI-88 commercialization milestone or transaction event being achieved. This will be booked in a future reporting period if and when incurred.

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

The Financial Transactions Reports Act 1988

The Financial Transactions Reports Act 1988 is an act of the Parliament of the Commonwealth of Australia, designed to facilitate the administration and enforcement of Australia’s revenue laws. It provides for the reporting of certain financial transactions and transfers, including the export or import of currency exceeding $10,000 to the Cash Transactions Reporting Agency.

The Income Tax Assessment Act of 1936 and the Income Tax Assessment Act of 1997 (collectively, the “Tax Act”)

The Tax Act is the principal law of the Commonwealth of Australia, concerning the collection and administration of taxes (except goods and services tax). Under the Tax Act, overseas residents are obliged to pay income tax in Australia on income derived from Australian sources.

Item 10.E.

Taxation

The following is a summary of the current tax laws of the US (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and Australia as they relate to us and our shareholders, including United States and other non-Australian shareholders. The summary is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. The discussion does not address any aspects of US taxation other than federal income taxation or any aspects of Australian taxation other than federal income taxation, inheritance taxation, stamp duty and goods and services tax.

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

We have not paid any cash dividends since our inception and we do not anticipate the payment of cash dividends in the foreseeable future. Additionally, we expect to incur additional operating losses until products arising from our research and development programs are successfully commercialized. See “Item 8.A. Financial Statements and Other Financial Information—Dividend Policy.”

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

Subject to certain exceptions for short-term and hedged positions, any dividend that a non-corporate holder receives on an ordinary share in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the U.S. Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a PFIC. The ordinary shares are listed on the Nasdaq Capital Market, which should qualify them as readily tradable on an established securities market in the United States. In any event, the double tax treaty between Australia and the U.S. (the “Treaty”) satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, we believe that we should be a resident of Australia entitled to the benefits of the Treaty. However, because the facts relating to our entitlement to the benefits of the Treaty can change over time, there can be no assurance that we will be entitled to the benefits of the Treaty for any taxable year. Based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our June 30, 2008 taxable year. Based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, it is possible that we could be classified as a PFIC for our June 30, 2009 taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that its is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year. In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our June 30, 2008 taxable year. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.

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

Unfavorable tax consequences for a U.S. Holder can occur if we are treated as a PFIC for any year while a U.S. Holder owns ordinary shares or warrants. These tax consequences can be mitigated with respect to a U.S. Holder’s ordinary shares (but not a U.S. Holder’s warrants) if the U.S. Holder makes, or has made, a timely qualified electing fund election or election to mark to market the holder’s ordinary shares, and such election is in effect for the first taxable year during which the U.S. Holder owns ordinary shares that we are a PFIC. If we are treated as a PFIC, and neither election is made, then contrary to the tax consequences described in “U.S. Federal Income Tax Considerations-Taxation of Distributions” and “U.S. Federal Income Tax Considerations-Taxation of Capital Gains” above, in any year in which the U.S. Holder either disposes of an ordinary share or a warrant at a gain or receives one or more “excess distributions” in respect of our ordinary shares, special rules apply to the taxation of the gain or the excess distributions. For purposes of these rules, a U.S. Holder will be treated as receiving an “excess distribution” to the extent that actual or constructive distributions received in the current taxable year exceed 125% of the average distributions (whether actual or constructive and whether or not out of earnings and profits) received by such U.S. Holder in respect of our ordinary shares during the three preceding years or, if shorter, the U.S. Holder’s holding period. A disposition of an ordinary share or a warrant, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules (but generally should not include the exercise of a warrant, as discussed below). The gain or the excess distributions must be allocated ratably to each day the U.S. Holder has held the ordinary share or the warrant, as the case may be. Amounts allocated to each year are taxable as ordinary income in their entirety (and are not eligible for the reduced qualified dividend rates) and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each such prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder’s tax basis in an ordinary share or a warrant that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s basis, if lower.

The special PFIC rules described above will not apply to a U.S. Holder’s ordinary shares if the U.S. Holder makes a timely election, which remains in effect, to treat us as a qualified electing fund, or QEF, for the first taxable year in which the U.S. Holder owns an ordinary share and in which we are classified as a PFIC, provided that we comply with certain reporting requirements. Instead, a U.S. Holder that has made a QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of its net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. In order for such a QEF election to be valid, we must provide U.S. Holders either (1) a statement showing such U.S. Holder’s pro rata share of our ordinary earnings and net capital gain (calculated for U.S. tax purposes) for the Company’s taxable year, (2) sufficient information to enable the U.S. Holder to calculate its pro rata share for such year, or (3) a statement that the Company has permitted the U.S. Holder to inspect and copy its permanent books of account, records, and such other documents as may be maintained by us that are necessary to establish that PFIC ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles. We have not yet determined whether, in years in which we are classified as a PFIC, we will make the computations necessary to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any year we are a PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections may only be made by filing a protective statement with such return or with the consent of the IRS. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK{tc “”}

The primary objective of our investment activities is to preserve principal and, at the same time, maximize income without significantly increasing risk. At June 30, 2008, our cash and cash equivalents consisted primarily of highly liquid investments with maturities of three months or less. We believe that these investments do not constitute any material market risk exposure.

In fiscal 2008 the majority of our operating expenses were denominated in Australian dollars, however there were significant expenses incurred in U.S. dollars in relation to the Phase 3 trial of PI-88 and funding our U.S. subsidiary Progen Pharmaceuticals, Inc. From time to time, in order to reduce our exposure to foreign currency exchange rate risks, we buy and hold foreign currencies to cover our operating expenses denominated in those currencies. We also, from time to time, attempt to hedge our currency exchange risk. At June 30, 2008, we held a foreign currency forward contract of $5.0 million in U.S. dollar. As at June 30, 2008 we held $27.5 million in U.S. dollars and a forward contract of $5.0 million in U.S. dollars.

The Group enters into derivative transactions, principally forward currency contracts from time to time. The purpose is to manage the currency risk arising from the Group’s operation and its sources of finance. The main risks arising from the Group’s financial instruments are cash flow interest rate risk, foreign currency risk and credit risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk.

The Board reviews and agrees policies for managing each of these risks which are summarized below.

Credit risk

The Group trades only with recognized, creditworthy third parties. All receivables, including other receivables and intercompany receivable, are current (i.e. none are contractually overdue).

Receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. All the Group’s material cash balances are with a large national Australian bank and are not exposed to the US banking market risks. There are no significant concentrations of credit risk.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of project research utilizing an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Group has no financial assets/liabilities due after twelve months.

The table below reflects all payables and derivative financial instruments as of June 30, 2008 and 2007. For derivative financial instruments the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial assets and liabilities without fixed amount or timing are based on the conditions existing at June 30, 2008.

The remaining contractual maturities of the Group’s and parent entity’s financial liabilities are (in AUD thousands):

	June 30,
	2008	2007
6 months or less	12,043	2,096

Foreign currency risk

As a result of significant USD contracts with PATHWAY service providers and significant operations in the United States, the Group’s income statement can be affected significantly by movements in the US$/AU$exchange rates. The Group seeks to mitigate the effect of its foreign currency exposure by holding US dollars.

As a result of a US capital rising in May 2007 and further purchases of US dollars at spot rates, the Group currently holds US$27,500,000 (2007: US$23,500,000).

At June 30, 2008 and 2007, the Group had the following exposure to US$currency that is not designated in cash flow hedges (in AUD thousands):

	June 30,
	2008	2007
Financial assets
Cash and cash equivalents	29,441	28,655
	29,441	28,655
Financial liabilities
Trade and other payables	4,655	267
	4,655	267
Net exposure	24,786	28,388

At June 30, 2008 and 2007, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows (in AUD thousands):

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2008	2007	2008	2007
Consolidated
AUD/USD + 5%	(1,180)	(1,352)	(3)	—
AUD/USD -10%	2,754	3,154	6	—

Parent
AUD/USD + 5%	(1,171)	(1,352)	—	—
AUD/USD -10%	2,734	3,154	—	—

The sensitivity is lower in 2008 than 2007 due to net exposure to USDs being higher in 2007. The sensitivity analysis in the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Refer note 8 for details on the Groups cash and cash equivalents at 30 June 2008.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the balance sheet date.

At June 30, 2008 and 2007, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows (in AUD thousands):

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2008	2007	2008	2007
Consolidated
+ .5% (50 basis points)	384	491	—	—
- 1% (100 basis points)	(767)	(982)	—	—

Parent
+ .5% (50 basis points)	382	491	—	—
- 1% (100 basis points)	(765)	(982)	—	—

The sensitivity is lower in 2008 than 2007 because of a reduction in cash and cash equivalents that occurred during the 2008 financial year. The sensitivity analysis in interest rates was determined based on historical movements over the past two years.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES{TC “”}

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES{TC “”}

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS{TC “”}

None.

ITEM 15.	CONTROLS AND PROCEDURES

{TC “”}Disclosure Controls and Procedures

An evaluation as of June 30, 2008 was carried out under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported as and when required and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company’s most recent fiscal year.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In particular, the design of a control system must be considered relative to their costs. Additionally, the design of a control system is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements to the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008 based on the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of June 30, 2008.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young, which has audited the Company’s consolidated financial statements for the fiscal year June 30, 2008, has also audited the effectiveness of the Company’s internal control over financial reporting. The report of Ernst & Young is included under Item 18 of this Form 20-F.

Changes in Internal Control over Financial Reporting{TC “”}

There have been no significant changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect internal control over financial reporting during the fiscal year ended June 30, 2008.

ITEM 16.               [RESERVED]{TC “”}

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT{TC “”}

The Company’s board of directors has determined that audit committee member Mr. P. Burns is an independent audit committee financial expert as defined under the rules and regulations of the Securities and Exchange Commission.

ITEM 16B.            CODE OF ETHICS{TC “”}

We have adopted a code of ethics that applies to our executive directors and chief financial officer. A copy of this Code of Ethics is available on the Company’s website at www.progen-pharma.com.

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended June 30, 2008.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES{TC “”}

The aggregate fees and expenses for professional services rendered by our independent registered public accounting firm Ernst & Young, for the audit of our annual financial statements for the years ended June 30, 2007 and 2008 and for other listed services rendered in those years are set forth in the following table:

	2007	2008
Audit Fees	$185,500	$315,500
Audit-Related Fees (1)	—	—
Tax Fees (2)	—	—
All Other Fees (3)	146,929	40,105
Total Fees	$332,429	$355,605

(1)                                  There were no audit-related services rendered by our principal accountant.

(2)                                  There were no professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(3)                                  Other professional services rendered by our principal accountant were agreed upon procedures related services provided by Ernst & Young Palo Alto, U.S.A, in relation to the Group’s acquisition of CellGate, Inc. (2007: Assurance services in relation to the Group’s capital raising efforts).

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by our independent auditors must be specifically pre-approved by our audit committee. Consistent with this policy, for the year ended June 30, 2008, all audit and non-audit services initiated by Ernst & Young were pre-approved by our audit committee.

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS{TC “”}

Not Applicable.

ITEM 18.               FINANCIAL STATEMENTS{TC “”}

ITEM 19.               EXHIBITS

Exhibit Number	Description

4(a)(1)	Agreement and Plan of Merger dated as of February 8, 2008 by and among Progen Pharmaceuticals Limited, Progen Pharmaceuticals, Inc., CellGate, Inc. and Sprout Capital, L.P., as Representative (1)(+)
4(a)(2)	Merger Implementation Agreement dated as of December 22, 2008 between Avexa Limited and Progen Pharmaceuticals Limited^
4(b)(iv)(2)	2005 Lease 16 Benson Street Toowong*
2008 Lease 16 Benson Street Toowong (1)
ASA Termination Agreement#
Quintiles Master Service Agreement#
4(c)(2)	Employment agreement dated August 5, 2004 between Progen Pharmaceuticals Limited and Linton Burns*
4(c)(3)

Progen Pharmaceuticals Limited Directors and Employee Option Incentive Plan Rules for the directors and employees incentive scheme approved by a resolution of shareholders at the annual general meeting of the Company held on November 30, 2004*

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

+              Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Commission.

#              Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 18, 2007.

^              Incorporated by reference to the exhibit filed with on Form 6-K dated December 22, 2008.

(1)           Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROGEN PHARMACEUTICALS LIMITED

By:	/s/ T. Justus Homburg
T. Justus Homburg
Managing Director

Dated:  January 13, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Progen Pharmaceuticals Limited

We have audited the accompanying consolidated balance sheets of Progen Pharmaceuticals Limited and subsidaries (the Company) as of June 30, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progen Pharmaceuticals Limited and subsidiaries at June 30, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Boards.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Progen Pharmaceuticals Limited’s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 28, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young
Brisbane, Australia
August 28, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Progen Pharmaceuticals Limited

We have audited Progen Pharmaceuticals Limited’s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Progen Pharmaceuticals Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Progen Pharmaceuticals Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Progen Pharmaceuticals Limited as of June 30, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2008 of Progen Pharmaceuticals Limited and our report dated August 28, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young
Brisbane, Australia
August 28, 2008

Progen Pharmaceuticals Limited

Income Statement

For the year ended 30 June 2008

	Note	2008	2007	2006
		$000	$000	$000

REVENUE	4 (a)	6,478	2,666	2,008

Other income from ordinary activities	4 (b)	1,370	1,113	814

Research and development expenses		16,145	6,992	3,896
Manufacturing facility expenses		2,721	2,373	2,075
Administrative and corporate expenses		11,082	5,438	3,816
Finance costs	4 (c)	19	15	25
Impairment loss	10	—	1,769	619
Other expenses	4 (h),10	4,029	9,646	—

LOSS BEFORE INCOME TAX EXPENSE		(26,148)	(22,454)	(7,609)

INCOME TAX EXPENSE	5	—	—	—

NET LOSS ATTRIBUTABLE TO MEMBERS OF PROGEN PHARMACEUTICALS LIMITED		(26,148)	(22,454)	(7,609)

Basic and diluted loss per share (cents per share)	6	(43.3)	(50.2)	(18.6)

Dividends per share (cents per share)		—	—	—

The above income statement should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Balance Sheet

As at 30 June 2008

	Note	2008	2007
		$000	$000
ASSETS
Current Assets
Cash and cash equivalents	8	76,748	98,223
Trade and other receivables	9	722	1,025
Prepayments		187	92
Government grants		302	—
Total Current Assets		77,959	99,340

Non-current Assets
Short-term deposits		98	87
Plant and equipment	11	1,170	1,213
Intangible assets	12	3,364	—
Total Non-current Assets		4,632	1,300

TOTAL ASSETS		82,591	100,640

LIABILITIES
Current Liabilities
Trade and other payables	14	6,525	2,096
Provisions	15	312	266
Derivative financial instruments	16	249	—
Government grants		9	49
Total Current Liabilities		7,095	2,411

Non-current Liabilities
Provisions	15	237	252
Total Non-current Liabilities		237	252

TOTAL LIABILITIES		7,332	2,663

NET ASSETS		75,259	97,977

EQUITY
Contributed equity	17	191,357	189,194
Reserves	18	3,162	1,895
Accumulated losses	18	(119,260)	(93,112)

TOTAL EQUITY		75,259	97,977

The above balance sheet should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2008

	Number of ordinary shares	Amount	Accumulated losses	Reserves	Total
		$000	$000	$000	$000

At 1 July 2005	40,556,793	88,376	(63,049)	56	25,383
Income and expense recognised directly in equity	—	—	—	—	—
Loss of the period	—	—	(7,609)	—	(7,609)
Total income/expense for the period	—	—	(7,609)	—	(7,609)
Exercise of options	33,000	100	—	—	100
Cost of share-based payments to employees	—	—	—	46	46
At 30 June 2006	40,589,793	88,476	(70,658)	102	17,920
Income and expense recognised directly in equity	—	—	—	—	—
Loss of the period	—	—	(22,454)	—	(22,454)
Total income/expense for the period	—	—	(22,454)	—	(22,454)
Exercise of options – employee	60,000	167	—	—	167
Exercise of options – consultant	13,498	60	—	—	60
Private placements	3,690,037	20,000	—	—	20,000
less transaction costs	—	(1,208)	—	—	(1,208)
Share purchase plan	989,156	5,362	—	—	5,362
less transaction costs	—	(60)	—	—	(60)
US placement	6,900,000	39,591	—	—	39,591
less transaction costs	—	(3,108)	—	—	(3,108)
Rights entitlements offer	5,941,343	34,101	—	—	34,101
less transaction costs	—	(2,502)	—	—	(2,502)
Equity-settled transactions:
Ordinary shares issued as part of termination agreement (refer note 10)	1,232,600	8,325	—	—	8,325
less transaction costs	—	(10)	—	—	(10)
Options issued as part of termination agreement (refer note 10)	—	—	—	1,322	1,322
Share-based payments to employees	—	—	—	419	419
Share-based payments to consultants	—	—	—	52	52
At 30 June 2007	59,416,427	189,194	(93,112)	1,895	97,977

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2008

	Number of ordinary shares	Amount	Accumulated losses	Reserves	Total
		$000	$000	$000	$000

At 30 June 2007	59,416,427	189,194	(93,112)	1,895	97,977
Income and expense recognised directly in equity	—	—	—	—	—
Loss of the period	—	—	(26,148)	—	(26,148)
Foreign currency translation reserve	—	—	—	(61)	(61)
Total income/expense for the period	—	—	(26,148)	(61)	(26,209)
Transaction costs related to shares issued prior to 30 June 2007	—	(265)	—	—	(265)
Ordinary shares issued as part of acquisition agreement (refer note 20)	604,959	1,119	—	—	1,119
less transaction costs	—	(5)	—	—	(5)
Ordinary shares issued as part of acquisition agreement (refer note 20)	201,265	372	—	—	372
less transaction costs	—	(3)	—	—	(3)
Ordinary shares issued as part of termination agreement (refer note 10)	171,240	947	—	—	947
less transaction costs	—	(2)	—	—	(2)
Share-based payments to employees	—	—	—	1,328	1,328
At 30 June 2008	60,393,891	191,357	(119,260)	3,162	75,259

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Cash Flow Statement

For the year ended 30 June 2008

	Note	2008	2007	2006
		$000	$000	$000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		1,629	179	1,250
Payments to suppliers, employees and others		(23,315)	(11,806)	(9,668)
Receipt of government grants		973	1,097	838
Interest received		5,048	1,447	1,084
Finance costs		(19)	(15)	(25)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	8	(15,684)	(9,098)	(6,521)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant & equipment	11	(354)	(254)	(1,061)
Payments for short-term deposits		—	—	(74)
Acquisition of net assets	20	570	—	—
Costs incurred on acquisition of net assets	20	(1,148)	—	—
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES		(932)	(254)	(1,135)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of options		—	227	100
Share placement		—	99,054	—
Transaction costs on issue of shares	17(b)	(275)	(6,878)	—
Repayment of loan	20	(803)	—	—
NET CASH FLOWS FROM FINANCING ACTIVITIES		(1,078)	92,403	100
NET INCREASE/(DECREASE) IN CASH HELD		(17,694)	83,051	(7,556)
Net foreign exchange differences	4(d)	(3,781)	(700)	—
Cash and cash equivalents at beginning of period		98,223	15,872	23,428
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8	76,748	98,223	15,872

The above cash flow statement should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

1. CORPORATE INFORMATION

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2008 was authorised for issue in accordance with a resolution of the directors on 27 August 2008.

Progen Pharmaceuticals Limited (the parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the NASDAQ Capital Market.

The nature of the operations and principal activities of the Group are described in Note 3.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Boards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The financial report has been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($000) unless otherwise stated under the option available to the Group under ASIC Class Order 98/100. The Group is an entity to which the class order applies.

New accounting standards

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2008.  The Group’s assessment of the impact of the new standards and interpretations considered relevant to it is set out below:

i.                      AASB 8 (IFRS 8) Operating Segments and related consequential amending standard AASB 2007-3 Amendments to Australian Accounting Standards

AASB 8 (IFRS 8) is applicable to reporting periods commencing on or after 1 January 2009.  AASB 8 (IFRS 8) is a new standard replacing AASB 114 Segment Reporting (IAS 14), which adopts a management approach to segment reporting. AASB 8 (IFRS 8) is a disclosure standard so will have no direct impact on the amounts included in the Group’s financial statements, although it may indirectly impact the level at which goodwill is tested for impairment. In addition, the amendments may have an impact on the Group’s segment disclosure.

ii.                   AASB 2008-1 Amendment to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations [AASB 2 (IFRS 2)]

The amendment of AASB 2 (IFRS 2) is applicable to reporting periods commencing on or after 1 January 2009.  The amendment to AASB 2 (IFRS 2) requires instances where a failure to satisfy a non-vesting condition that is within the control of either the entity or the counterparty to be accounted for as a cancellation.

iii.                AASB 3 (IFRS 3) Business Combinations and AASB 127 (IAS 27) Consolidated and Separate Financial Statements and AASB 2008-3 Amendment to Australian Accounting Standards arising from AASB 3 (IFRS 3) and AASB 127 (IAS 27)

These amendments are applicable to reporting periods commencing on or after 1 July 2009.  The Group has not yet assessed the impact they may have on future financial reports.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

New accounting standards (cont’d)

iv.           AASB 101 (IAS 1) and related consequential amending standard AASB 2007-8 Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards. Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.

These amendments are applicable to reporting periods commencing on or after 1 January 2009.  The Group has not yet assessed the impact this may have on future financial reports.

v.              AASB 2008-7 Amendments to Australian Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate. The main amendments of relevance to Australian entities are those made to AASB 127 (IAS 27) deleting the ‘cost method’ and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognised in profit or loss in an entity’s separate financial statements (i.e., parent company accounts). The distinction between pre- and post-acquisition profits is no longer required. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.

AASB 2008-7 is applicable to reporting periods commencing on or after 1 January 2009. The Group has not yet assessed the impact this may have on future financial reports.

Adoption of new accounting standards

Since 1 July 2007 the Group and the Company have adopted the following standards and Interpretations, mandatory for annual periods beginning on or after 1 January 2007. Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group or the Company.

•                  AASB 7 (IFRS 7) Financial Instruments: Disclosures and related consequential amending standard AASB 2005-10 Amendments to Australian Accounting Standards.

•                  AASB Interpretation 11 (IFRIC 11) Group and Treasury Share Transactions

•                  AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments

•                  AASB 2007-7 Amendments to Australian Accounting Standards

Basis of consolidation

The consolidated financial statements comprise the financial statements of Progen Pharmaceuticals Limited and its subsidiaries as at 30 June each year (the Group).

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether a group controls another entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Basis of consolidation (cont’d)

Investments in subsidiaries held by Progen Pharmaceuticals Limited are accounted for at cost in the separate financial statements of the parent entity.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

Business combinations and asset acquisitions – refer note 20

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Acquisitions of entities that do not meet the definition of a business contained in AASB 3 Business Combinations (IFRS 3) are not accounted for as business combinations. In such cases the Group identifies and recognises the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in AASB 138 Intangible Assets (IAS 38)) and liabilities assumed. The cost of the group of net assets is then allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

(i) Share based payments

The costs of equity-settled transactions are measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in note 13.  The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Revenue recognition – refer note 4

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Rendering of services

Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

(ii) Interest income

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Government grants – refer note 4 and 23

Government grants are recognised as revenue when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When grants are received prior to being earned, they are recognised as a liability in the balance sheet.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Borrowing costs – refer note 4

Borrowing costs are recognised as an expense when incurred.

Leases – refer note 21

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense. There are no finance leases.

Cash and cash equivalents – refer note 8

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Restricted short-term deposits

As at 30 June 2008 restricted term deposits totalling $98,000 (2007: $87,000) were held under bank guarantees relating to the Group’s leased premises.

Trade and other receivables – refer note 9

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Derivative financial instruments – refer note 16

The Group uses derivative financial instruments (forward currency contract) to manage the risks associated with foreign currency fluctuation. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value using current forward exchange rates for contracts with similar maturity profiles.

Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

As the derivative instrument does not qualify for hedge accounting, any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss for the year.

Investment and other financial assets

Investments and financial assets in the scope of AASB 139 (IAS 39) Financial instruments: Recognition and Measurement and AASB 7 Financial instruments: Disclosure are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Investment and other financial assets (cont’d)

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs. The only financial assets are receivables, which are subsequently  measured at amortised cost, and derivatives, which are subsequently measured at fair value through profit or loss.

Recognition and Derecognition

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

Foreign currency translation

(i) Functional and presentation currency

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($). The United States subsidiaries’ functional currency is United States dollars which is translated to presentation currency (see below).

(ii) Transactions & balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(iii) Translation of Group Companies functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars as at the date of each transaction. Assets and liabilities are translated at exchange rates prevailing at balance date.

Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.

Income tax – refer note 5

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•                  when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or

•                  when the taxable temporary difference is associated with investments in subsidiaries, and the timing or the reversal of the temporary difference can be controlled and it is probably that the temporary difference will not reverse in the foreseeable future.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Income tax – refer note 5 (cont’d)

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•                  when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•                  when the deductible temporary difference is associated with investments in subsidiaries, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•                  when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•                  receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Plant and equipment – refer note 11

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment	5 to 10 years
Office furniture and equipment	3 to 10 years
Leasehold improvements	3 to 6 years

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Plant and equipment – refer note 11 (cont’d)

(i) Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

(ii) Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Intangible assets – refer note 12

Intangible assets acquired separately or in a business combinations are initially measured at cost. The cost of an intangible asset acquired in a business combination or as an asset acquisition is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible assets with a finite useful life is reviewed at least each financial year-end. Changes in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

A summary of the policy applies to the Group’s intangible assets is as follows:

Intellectual Property Rights

Useful life
Finite
Amortisation method used
Amortised over the period of expected future benefit from the related project on a straight line basis
Internally generated or acquired
Acquired
Impairment testing
Annually as at 30 June. The amortisation method is reviewed at each financial year-end.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Trade and other payables – refer note 14

Trade payables and other payables are carried at amortised costs and their fair value approximates their carrying value due to their short term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions – refer note 15

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Make good provision

Provision is made for the anticipated costs of future restoration of our leased manufacturing and corporate premises.  The provision includes future cost estimates associated with the restoration of these premises to their original condition at the end of the lease term.  These future cost estimates are discounted to their present value.

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Share-based payment transactions – refer note 13

(i) Equity-settled transactions:

The Group provides benefits to employees (including senior executives) and consultants of the Group in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions). In addition, the Group has made share-based payments to Medigen Biotechnology Corporation under the terms of an agreement (refer note 11).

The cost of these equity-settled transactions are measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in note 14. The fair value of shares is determined by the market value of the Group’s shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Group (market conditions) if applicable.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Share-based payment transactions – refer note 13 (cont’d)

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects

(i) the extent to which the vesting period has expired; and

(ii) the Group’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Contributed equity – refer note 17

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share – refer note 6

Basic earnings per share is calculated as net profit attributable to members of the Group, adjusted to exclude any costs of servicing equity, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the Group, adjusted for:

•        costs of servicing equity;

•        the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•        other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Segment reporting – refer note 3

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other operating business segments.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability or resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project. There are no capitalised development costs.

3. SEGMENT INFORMATION

The Group operates predominantly in the biotechnology industry.  The Group’s primary segment reporting format is business segments as the Group’s risks and rates of return are affected predominantly by differences in the products and services produced. The Group’s activities comprise the research, development, and manufacture of biopharmaceuticals.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

	Research & Development	Manufacturing	Total
	$000	$000	$000
Business segments
2008

Operating revenue
Sales to external customers	—	1,086	1,086
Government grants	1,316	—	1,316
Total segment revenue	1,316	1,086	2,402

Unallocated revenue			5,446
Total revenue			7,848

Segment result	(14,828)	(1,635)	(16,463)

Unallocated revenues & expenses			(9,685)
Operating loss			(26,148)

2008
Assets
Segment assets	4,057	639	4,696
Unallocated assets			77,895
Total assets			82,591

Liabilities
Segment liabilities	5,498	208	5,706
Unallocated liabilities			1,626
Total liabilities			7,332

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

3. SEGMENT INFORMATION (cont’d)

	Research & Development	Manufacturing	Total
	$000	$000	$000
Other segment information
Acquisition of property, plant & equipment, and other non-current assets	42	168	210
Unallocated acquisition of property, plant & equipment, and other non-current assets			3,660
Depreciation	78	264	342
Unallocated depreciation and amortisation			231

Business segments
2007

Operating revenue
Sales to external customers	—	920	920
Government grants	1,073	—	1,073
Total segment revenue	1,073	920	1,993

Unallocated revenue			1,786
Total revenue			3,779

Segment result	(5,919)	(1,453)	(7,372)

Unallocated revenues & expenses			(15,082)
Operating loss			(22,454)

2007
Assets
Segment assets	342	721	1,063
Unallocated assets			99,577
Total assets			100,640

Liabilities
Segment liabilities	1,310	244	1,554
Unallocated liabilities			1,109
Total liabilities			2,663

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	46	170	216
Unallocated acquisition of property, plant & equipment, and other non-current assets			38
Depreciation	127	320	447
Unallocated depreciation			54

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

3. SEGMENT INFORMATION (cont’d)

	Research & Development	Manufacturing	Total
	$’000	$’000	$’000
Business segments
2006

Operating revenue
Sales to external customers	—	905	905
Government grants	760	—	760
Total segment revenue	760	905	1,665

Unallocated revenue			1,157
Total revenue			2,822

Segment result	(3,135)	(1,170)	(4,305)

Unallocated revenues & expenses			(3,304)
Operating loss			(7,609)

2006
Assets
Segment assets	783	898	1,681
Unallocated assets			18,112
Total assets			19,793

Liabilities
Segment liabilities	854	193	1,047
Unallocated liabilities			826
Total liabilities			1,873

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	330	545	875
Unallocated acquisition of property, plant & equipment, and other non-current assets			186
Depreciation	220	274	494
Unallocated depreciation			38

Geographical segments

The Group operates the Research and Development business in Australia and the U.S.A. As the risks and returns associated with the operations of each geographical segment are not materially different, the Group does not report separately by geographical segment.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

4.  REVENUE AND EXPENSES

	2008	2007	2006
	$000	$000	$000
(a) Revenue
Manufacturing services revenue	1,086	920	905
Interest revenue	5,392	1,746	1,103
Total revenue	6,478	2,666	2,008

(b) Other income
Government grants	1,316	1,073	760
Other	54	40	54
Total other income	1,370	1,113	814

(c) Finance cost
Other loans	17	15	15
Make good provision discount adjustment	2	—	10
Total finance costs	19	15	25

(d) Depreciation, amortisation and foreign exchange differences included in the income statement
Depreciation	423	501	532
Amortisation of Intellectual Property rights	151	—	—
Net foreign exchange loss/(gain) - realised	79	17	—
Net foreign exchange loss/(gain) - unrealised	3,781	700	—

(e) Lease payments and other expenses included in the income statement
Minimum lease payments – operating leases	342	295	222

(f) Employee benefit expenses
Wages and salaries	4,905	4,170	3,729
Long service leave provision	25	20	18
Share-based payments expenses	1,328	419	46

(g) Write off receivables due to un-collectability
Bad debt expense	121	—	—

(h) Other expenses
Fair value of 171,240 Progen shares issued (2007: 1,232,600) and 561,360 Progen shares purchased on-market as part of termination agreement (refer note 10)	2,029	8,325	—
Issue of 1,000,000 options as part of termination agreement (refer note 10)	—	1,321	—
Cash paid to Medigen as part of termination agreement (refer note 10)	2,000	—	—
	4,029	9,646	—

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

5.  INCOME TAX

	2008	2007	2006
	$000	$000	$000
The prima facie tax, using tax rates applicable in the country of operation, on operating loss differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss from operating activities @ 30%	(7,844)	(6,736)	(2,283)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Impairment of available-for-sale investment	—	531	186
- Non deductible items	447	561	16
- Temporary differences	291	(265)	71
- Additional deduction for research and development expenditure	(1,621)	(262)	(218)
Prior year R&D true-up	(595)	—	—
Foreign tax rate adjustment	(193)	—	—
Income tax benefit attributable to current year losses as reported in the Income Statement	(9,515)	(6,171)	(2,228)
Deferred tax asset not brought to account as realisation of the asset is not regarded as probable	9,515	6,171	2,228
Income tax attributable to operating loss	—	—	—

	2008	2007	2006
	$000	$000	$000
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(193)	(90)	(24)
Grant income not yet assessable	(91)	—	—
Gain on available-for-sale investment	—	—	(531)

Deferred tax assets
Unrealised foreign currency loss	1,134	210	—
Sundry creditors and accruals	67	63	87
Depreciation	181	202	239
Employee entitlements	118	110	102
Make good obligation	46	45	41
Share issue transaction costs	1,330	1,709	93
Patent costs	146	143	96
Losses available for offset against future taxable income	39,043	29,528	23,357
Deferred tax asset	41,781	31,920	23,460
Net deferred tax asset not recognised	(41,781)	(31,920)	(23,460)
Net deferred income tax assets	—	—	—

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

5.  INCOME TAX (cont’d)

The deferred tax asset will only be obtained if:

(i)                       future assessable income of a nature and of an amount sufficient to enable the benefit to be realised;

(ii)                    the conditions for deductibility imposed by tax legislation continue to be complied with;  and

(iii)                 no changes in tax legislation adversely affect the Group in realising the benefit.

The Group has tax losses arising in Australia of $127,756,000 (2007: $100,411,000, 2006: $77,935,000) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. The Company has US federal and state net operating loss carryforwards of approximately $1,488,000 and $257,000.

6. EARNINGS/(LOSS) PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2008	2007	2006
	$000	$000	$000

Loss used in calculating basic earnings/(loss) per share	(26,148)	(22,454)	(7,609)

	Number of shares	Number of shares	Number of shares
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	60,339,594	44,768,450	40,966,390

Basic and diluted earnings/(loss) per share (cents per share)	(43.3)	(50.2)	(18.6)

Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary share that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

There are 5,639,538 options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

7. DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

8. CURRENT ASSETS - CASH AND CASH EQUIVALENTS

	2008	2007
	$000	$000
Cash at bank and in hand	1,247	31,864
Short-term deposits	75,501	66,359
Cash and cash equivalents	76,748	98,223

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

8. CURRENT ASSETS - CASH AND CASH EQUIVALENTS (cont’d)

	2008	2007	2006
	$000	$000	$000

Reconciliation of net loss after tax to net cash flows from operations
Net loss	(26,148)	(22,454)	(7,609)
Adjustments for:
Depreciation	423	501	532
Impairment of available-for-sale financial assets	—	1,769	619
Make good provision	2	—	(23)
Amortisation of Intellectual Property rights	151	—	—
Share options expensed	1,328	471	46
Equity based payments issued as part of termination agreement (refer note 10) – shares issued	947	9,646	—
Net fair value change on derivatives (loss)	249	—	—
Net loss on disposal of property, plant and equipment	1	—	—
Foreign exchange loss – unrealised	3,781	700	—
Foreign currency movement	(61)	—	—

Changes in assets and liabilities
(Increase)/decrease in trade and other receivables	302	(869)	87
(Increase)/decrease in prepayments	(63)	357	(411)
(Decrease)/increase in trade and other payables	3,716	823	103
(Decrease)/increase in provisions	31	35	9
(Decrease)/increase in government grants	(343)	(77)	126
Net cash used in operating activities	(15,684)	(9,098)	(6,521)

9. TRADE AND OTHER RECEIVABLES

Current

	2008	2007
	$000	$000
Trade receivables	9	602
Other receivables (i)	713	423
Total current trade and other receivables	722	1,025

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

10. MEDIGEN ALLIANCE AGREEMENT TERMINATION

On 31 May 2000, Progen entered into an agreement with Medigen (“MBC”), a company incorporated in Taiwan, in relation to the co-development of PI-88 (the ‘Alliance Agreement’). Under the Alliance Agreement, MBC was to fund and conduct, at no cost to Progen, several Phase II clinical trials in respect of PI-88. These trials were in addition to those undertaken by Progen. In return MBC was entitled to receive a 15% royalty on PI-88 proceeds of commercialisation received by Progen.

On 28 April 2005, Progen, and MBC agreed to amend the terms of the Alliance Agreement in that Progen agreed to waive the requirement for MBC to conduct one of the Phase II trials outlined in the Alliance Agreement. In return, MBC agreed to fund 50% of Phase 2 melanoma clinical trial (PI-88 in combination with Dacarbazine) up to $1 million.

Under the Alliance Agreement, Progen was issued 19.9% of MBC´s issued ordinary equity with certain anti-dilution rights. As at 30 June 2006, Progen held 15,176,525 ordinary shares in MBC.

On 16 January 2007, Progen announced that it had agreed terms with MBC to conclude the Alliance Agreement. In consideration for MBC agreeing to end the Alliance Agreement, and foregoing their entitlement to the 15% royalty, and to compensate MBC for their contribution to the development of PI-88, Progen agreed to:

•                  Return the 15,176,525 MBC ordinary shares to MBC.

•                  Issue 500,000 Progen shares to MBC on execution of the termination agreement;

•                  Reimburse to MBC $300,000 being the funds they contributed to the costs of the PI-88 Phase 2 Melanoma clinical trial on execution of the agreement;

•                  Issue a further 732,600 Progen shares and pay $2,000,000 in cash or shares, at Progen’s discretion, to MBC on MBC completing two clinical milestones in relation to the PI-88 Phase 2 HCC Trial;

•                  Pay MBC up to $4,000,000 on PI-88 achieving specified clinical and commercial milestones; and

•                  Issue 1,000,000 options to MBC upon MBC providing to Progen the HCC Phase 2 Trial Final Study Report.

The financial statements for the period ended 30 June 2007 included the financial impact of the return of the 15,176,525 MBC shares to MBC, that being an impairment loss of $1,769,198, the reimbursement of the $300,000, the value of 1,232,600 Progen shares and 1,000,000 options on Progen shares.  The fair value at the measurement date of the 1,232,600 Progen shares was $8,325,000 and 1,000,000 options over Progen shares was $1,321,000. The total financial impact was an increase in the 2007 net loss from continuing operations of $11,715,198.

The fair value of the shares and options issued to Medigen was calculated using a binomial model rather than estimating the fair value of the 15% royalty stream being bought back as we were unable to reliably estimate the future cash flows of PI-88 as we were still in development.

In accordance with the Accounting Standard AASB 138 (IAS 38) Intangible Assets the 15% royalty stream being bought back by Progen has been valued at $nil.  As a result, the fair value of the shares and options issued to Medigen have been expensed.

The fair value of the 1,232,600 shares issued to Medigen has been calculated using the market value of the shares as at date of issue.  The fair value of the 1,000,000 options issued to Medigen has been calculated using a binomial model taking into account the terms and conditions upon which the options were granted. The assumptions used as inputs to the model were:

Expected volatility	71%
Risk-free interest rate	6.22%
Expected life of options (years)	2
Option exercise price	$7.11
Share price at grant date	$5.46
Dividend yield	0.0%

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

10. MEDIGEN ALLIANCE AGREEMENT TERMINATION (cont’d)

The net loss for the year ended 30 June 2008 include, an expense of $2,029,000 which represents MBC completing the second clinical milestone in relation to the PI-88 phase 2 HCC trial (this obligation was satisfied via the issue of 732,600 shares of which 171,240 were newly issued shares and 561,360 were acquired on-market and re-issued to MBC) and $2,000,000 paid to MBC on PI-88 achieving a specified clinical milestone.

There remains $2,000,000 to be paid on a defined PI-88 commercialisation milestone or transaction event being achieved. This will be booked in a future reporting period if and when incurred.

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT

	1 July 2007	Additions	Disposals	Depreciation	30 June 2008
	$000	$000	$000	$000	$000

Plant & equipment
At cost	4,766	165	—	—	4,931
Accumulated depreciation	(3,805)	—	—	(305)	(4,110)
	961	165	—	(305)	821

Office equipment
At cost	421	148	(2)	—	567
Acquisition of assets	—	27	—	—	27
Accumulated depreciation	(326)	—	1	(79)	(404)
	95	175	(1)	(79)	190

Leasehold improvements
At cost	811	41	—	—	852
Accumulated depreciation	(654)	—	—	(39)	(693)
	157	41	—	(39)	159

TOTAL	1,213	381	(1)	(423)	1,170

	1 July 2006	Additions	Disposals	Depreciation	30 June 2007
	$000	$000	$000	$000	$000
Plant & equipment
At cost	4,603	163	—	—	4,766
Accumulated depreciation	(3,408)	—	—	(397)	(3,805)
	1,195	163	—	(397)	961

Office equipment
At cost	353	68	—	—	421
Accumulated depreciation	(286)	—	—	(40)	(326)
	67	68	—	(40)	95

Leasehold improvements
At cost	788	23	—	—	811
Accumulated depreciation	(590)	—	—	(64)	(654)
	198	23	—	(64)	157

TOTAL	1,460	254	—	(501)	1,213

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

12. NON-CURRENT ASSETS - INTANGIBLE ASSETS

Intellectual property rights

Reconciliation of carrying amount at the beginning and end of the period:

$000
Year end 30 June 2008
At 1 July 2007 net of accumulated amortisation	—
Acquisition of intangible asset (note 20)	3,515
Amortisation	(151)
At 30 June 2008 net of accumulated amortisation	3,364

Intellectual property rights were acquired through an acquisition of a company and are carried at cost less accumulated amortisation. This intangible asset has been determined to have a useful life until 15 October 2017, which is the patent expiry of the lead compound acquired through the acquisition of CellGate, Inc. (refer note 20) and is being amortised using the straight line method over this period. The amortisation has been recognised in the income statement in the line item “administrative and corporate expenses”. If an impairment indication arises, the recoverable amount is estimated and an impairment loss is recognised to the extent that the recoverable amount is lower than the carrying amount.

13. SHARE BASED PAYMENTS

(a) Employee option plan

The Progen Directors and Employee Option Incentive Plan (“the Employee Plan”) was last approved by shareholders at the 2007 annual general meeting.

Options granted to Company employees are issued under the Employee Plan.  Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price.  The exercise price, except for the 500,000 options granted to the CEO, is based on the weighted average closing price at which the Group’s shares are traded on the Australian Securities Exchange during the five trading days immediately before they are granted.

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (ie. no longer an employee), are forfeited and not capable of exercise.  Options must be exercised by the expiry dates or they lapse. The vesting period is 12 months of service from the grant date.

(b) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (‘the Consultant Plan”).  The Consultant Plan rules are consistent with the Employee Plan rules, in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months.

At 30 June 2008 there were a total of 20,000 (2007: 20,000) unlisted options over ordinary shares issued to a consultant.

(c) Medigen options

Under the terms of an agreement (refer note 10) Progen issued Medigen Biotechnology Corporation 1,000,000 options on 6 June 2007. These options were granted for nil consideration, are exercisable from the date of issue and have an exercise price of $7.11. The expiry date for these options is 6 June 2009. The grant date fair value of each option was $1.32.

At 30 June 2008 there were a total of 1,000,000 (2007: 1,000,000) unlisted options over shares issued to Medigen.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

13. SHARE BASED PAYMENTS (cont’d)

Information with respect to the number of all options granted is as follows:

	2008		2007		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Beginning of the financial year	1,637,000	6.61	30,000	3.09	567,820	4.00
- granted (i)	1,317,250	3.46	1,667,000	6.69	63,000	3.06
- forfeited	(159,750)	3.61	—	—	(22,000)	4.00
- expired	(125,500)	3.30	—	—	(545,820	4.00
- exercised (ii)	—	—	(60,000)	2.79	(33,000)	3.03
Balance at end of year	2,669,000	5.39	1,637,000	6.61	30,000	3.09
Exercisable at end of year	1,864,834		1,303,667		30,000

(i) The weighted average fair value at the grant date in the 2008 financial year was $1.17 (2007: $1.20).

(ii) The weighted average share price at the date of exercise for share options exercised in the 2008 financial year was $nil (2007; $6.50).

The following table summarises information about options granted during the course of the financial year and outstanding at 30 June 2008:

		Balance beginning of year		Balance end of year
Grant date	Expiry date	Number of options	Average option exercise price	Number of options	Average option exercise price
			$		$
8 April 2006	8 November 2008	30,000	3.09	30,000	3.09
29 August 2006	28 February 2008	33,000	2.79	—	—
29 August 2006	29 August 2011	54,000	2.79	39,000	2.79
30 November 2006	1 March 2011	166,667	7.80	166,667	7.80
30 November 2006	1 March 2011	166,667	TBD	166,667	2.59
30 November 2006	1 March 2011	166,666	TBD	166,666	TBD	(1)
25 January 2007	25 January 2010	20,000	5.42	20,000	5.42
6 June 2007	6 June 2009	1,000,000	7.11	1,000,000	7.11
14 September 2007	13 September 2012	—	—	955,000	3.61
1 February 2008	1 February 2013	—	—	100,000	2.22
10 March 2008	10 March 2013	—	—	25,000	1.42
		1,637,000		2,669,000

TBD - To Be Determined

(1) price equal to a 30% premium to the 60 day volume weighted average price (VWAP) prior to 1 March 2009

The fair value of the equity-settled share options granted under the option plans is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

Fair value of shares issued on exercise of options is estimated to be the market price of shares of Progen Pharmaceuticals Limited on the ASX as at the close of trading on their respective issue dates.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

13. SHARE BASED PAYMENTS (cont’d)

The following table lists the weighted average inputs to the model used for the year ended 30 June 2006, 2007 and 2008:

	2008	2007	2006
Expected volatility	65%	63%	56%
Risk-free rate average	6.26%	6.12%	5.16%
Expected life average (years)	2.50	1.57	2.28
Dividend yield	nil	nil	Nil
Option exercise price	$3.46	$6.79	$3.06
Share price at grant date	$3.39	$6.69	$2.74

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

The expense recognised for the above options issued during the course of the year is shown in the table below:

Option type	2008	2007	2006
	$000	$000	$000
Employee (refer note 4(f))	1,328	419	46
Consultant	—	52	—
Medigen (refer note 4(h))	—	1,322	—
Total expense arising from share-based payment transactions	1,328	1,793	46

14. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	2008	2007
	$000	$000
Trade creditors (i)	621	818
Other creditors (ii)	5,904	1,278
	6,525	2,096

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies - US$4,365,533. Refer note 16.

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)  Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii) Other creditors are non-interest bearing and have a term between 30 days and 12 months.

15. PROVISIONS

Make good provision

In accordance with the lease agreement terms, the parent must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term.  For the Darra premises the parent provided nil in the year 2008 as the provision has reached the full estimated cost to restore the facility, i.e. $128,668 (2007 provided: $7,788).  For the Toowong premises a provision of $2,153 was amortised during this financial year (2007: $2,496).

Because of the long-term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a discount rate of 10 per cent.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

15. PROVISIONS (cont’d)

Long service leave provision

Refer to note 2 for the relevant accounting policy and a discussion of the significant estimations and assumptions applied in the measurement of this provision.

	2008	2007
	$000	$000
Make good provision	154	152

Employee benefits provision
Long service leave	134	164
Annual leave	261	202
	395	366
	549	518

Movement in provision

	Make good provision	Long service leave	Annual leave	Total
	$000	$000	$000	$000

At 1 July 2007	152	164	202	518
Arising during the year	—	191	349	540
Amortised	2	—	—	2
Utilised	—	(221)	(290)	(511)
At 30 June 2008	154	134	261	549

Current 2008	—	51	261	312
Non-current 2008	154	83	—	237
	154	134	261	549

Current 2007	—	64	202	266
Non-current 2007	152	100	—	252
	152	164	202	518

16. DERIVATIVE FINANCIAL INSTRUMENTS

	2008	2007
	$000	$000
Current Liabilities
Forward currency contract	249	—

The Group had a significant portion of future financial commitments in United States Dollars (USD), including payments to service providers in relation to the PI-88 PATHWAY trial and the funding of our recently acquired U.S. subsidiary.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

16. DERIVATIVE FINANCIAL INSTRUMENTS (cont’d)

In order to minimise the effects against downward movements in the Australian dollar against the USD, the Group entered into a US$5 million forward currency contract to purchase US$, therefore, mitigate the currency exposure associated with our USD commitments.

	Notional amounts $AUD		Contracted exchange rate
	2008	2007	2008	2007
	$000	$000
Buy US$/Sell Australian $
Buy US$ Maturity 0-12 months – Consolidated	5,200	—	0.9062	—

This contract is fair valued by comparing the contracted rate to the market rate for a contract with the same length of maturity.  All movements in fair value are recognised in profit or loss in the period they occur. The net fair value loss on foreign currency derivatives during the year was $249,000 for the Group.

17. CONTRIBUTED EQUITY

a) Issued and paid up capital

	2008	2007
	$000	$000
Ordinary shares fully paid	191,357	189,194

b) Movements in shares on issue

	2008		2007
	Number of shares	$000	Number of shares	$000
Beginning of the financial year	59,416,427	189,194	40,589,793	88,476
Issued during the year:
- equity raised through private placement	—	—	3,690,037	20,000
less transaction costs	—	—	—	(1,208)
- options exercised by consultant	—	—	13,498	60
- options exercised by employees in terms of the Employee Option Incentive Plan approved at the 2006 AGM held	—	—	60,000	167
- equity raised through share purchase plan	—	—	989,156	5,362
less transaction costs	—	—		(60)
- equity settled transactions (refer note 10)	—	—	1,232,600	8,325
less transaction costs	—	—		(10)
- equity raised through US placement	—	—	6,900,000	39,591
less transaction costs	—	—		(3,108)
- equity raised through rights entitlements offer	—	—	5,941,343	34,101
less transaction costs	—	—		(2,502)
- transaction costs in relation to shares issued prior to 30 June 2007	—	(265)	—	—
- equity issued as part of CellGate acquisition (refer note 20)	604,959	1,119	—	—
less transaction costs	—	(5)	—	—
- equity issued as part of CellGate acquisition (refer note 20)	201,265	372	—	—
less transaction costs	—	(3)	—	—
- equity settled transactions (refer note 10)(1)	171,240	947	—	—
less transaction costs	—	(2)	—	—

End of the financial year	60,393,891	191,357	59,416,427	189,194

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

17. CONTRIBUTED EQUITY (cont’d)

(1) This equity issue was made under the terms of the Medigen termination agreement (refer note 10). The total obligation was the issue of 732,600 shares ($2,029,000), of which 561,360 shares ($1,082,000) were acquired on-market and transferred to Medigen, and 171,240 new shares were issued to Medigen.

c)  Share options

At 30 June 2008 there were a total of 5,639,538 (2007: 4,607,538) unissued ordinary shares in respect of which options were outstanding, comprising of:

(i) Consultant options:

At 30 June 2008 there were a total of 20,000 (2007: 20,000) unlisted options over ordinary shares issued to a consultant.

(ii) Employee and executive share incentive scheme:

During the 2008 financial year, 1,317,250 unlisted options over ordinary shares were granted in terms of the Progen Directors and Employees Option Incentive Plan (2007: 647,000).

In total 1,649,000 unlisted options over ordinary shares remain outstanding as at 30 June 2008 (2007: 617,000) with varying exercise prices and exercise dates. Of the total outstanding options, 844,834 options are exercisable, 166,666 options granted to the CEO and 637,500 options granted to employees have not yet vested. Refer to note 13.

(iii) Rights entitlements offer

In its prospectus dated 10 May 2007, Progen invited applications by way of 1 for 9 non-renounceable entitlement offer for 5,941,343 new shares at $5.74 per share with one free option for each two new shares. The exercise price of the options is $8.40. The options are exercisable at any time on or prior to the option expiry date of 28 May 2010. In total 2,970,538 listed options were issued over ordinary shares and remain outstanding as at 30 June 2008.

(iv) Options issued to Medigen

Under the terms of an agreement to conclude the Alliance Agreement Medigen was issued 1,000,000 options.  The options were issued on 6 June 2007, are exercisable from grant date, expire on 6 June 2009 and have an exercise price of $7.11. Refer to note 10.

18. ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	2008	2007
	$000	$000
Balance 1 July	(93,112)	(70,658)
Net loss	(26,148)	(22,454)
Balance 30 June	(119,260)	(93,112)

Reserves

Options reserve

The options reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration. Also includes consultants and Medigen.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

18. ACCUMULATED LOSSES AND RESERVES (cont’d)

	Options reserve	Foreign currency translation	Total
	$000	$000	$000
Balance 1 July 2006	102	—	102
Employee option reserve	419	—	419
Consultant option reserve	52	—	52
Medigen option reserve	1,322	—	1,322
Foreign currency translation	—	—	—
Balance 30 June 2007	1,895	—	1,895

Balance 1 July 2007	1,895	—	1,895
Employee option reserve	1,328	—	1,328
Consultant option reserve	—	—	—
Medigen option reserve	—	—	—
Foreign currency translation	—	(61)	(61)
Balance 30 June 2008	3,223	(61)	3,162

19.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash, short-term deposits and derivatives.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The Group enters into derivative transactions, principally forward currency contracts from time to time. The purpose is to manage the currency risk arising from the Group’s operation and its sources of finance. The main risks arising from the Group’s financial instruments are cash flow interest rate risk, foreign currency risk and credit risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk.

The Board reviews and agrees policies for managing each of these risks which are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

Credit risk

The Group trades only with recognised, creditworthy third parties. All receivables, including other receivables and intercompany receivable, are current (i.e. none are contractually overdue).

Receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. All the Group’s material cash balances are with a large national Australian bank and are not exposed to the US banking market risks. There are no significant concentrations of credit risk.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of project research utilising an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Group has no financial assets/liabilities due after twelve months.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

19.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

The table below reflects all payables and derivative financial instruments as of 30 June 2008. For derivative financial instruments the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial assets and liabilities without fixed amount or timing are based on the conditions existing at 30 June 2008.

The remaining contractual maturities of the Group’s and parent entity’s financial liabilities are:

	2008	2007
	$000	$000
6 months or less	12,043	2,096

Foreign currency risk

As a result of significant USD contracts with PATHWAY service providers and significant operations in the United States, the Group’s income statement can be affected significantly by movements in the US$/AU$ exchange rates. The Group seeks to mitigate the effect of its foreign currency exposure by holding US dollars.

As a result of a US capital rising in May 2007 and further purchases of US dollars at spot rates, the Group currently holds US$27,500,000 (2007: US$23,500,000).

At 30 June 2008, the Group had the following exposure to US$ currency that is not designated in cash flow hedges:

	2008	2007
	$000	$000
Financial assets
Cash and cash equivalents	29,441	28,655
	29,441	28,655
Financial liabilities
Trade and other payables	4,655	267
	4,655	267
Net exposure	24,786	28,388

The Group also has, as outlined in note 16, forward contracts in USD that are subject to fair value movements through profit and loss as foreign exchange rates move.

At 30 June 2008, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2008	2007	2008	2007
	$000	$000	$000	$000
AUD/USD + 5%	(1,180)	(1,352)	(3)	—
AUD/USD -10%	2,754	3,154	6	—

The sensitivity is lower in 2008 than 2007 due to net exposure to USDs being higher in 2007. The sensitivity analysis in the foreign currency exposure was determined based on historical movements over the past two years.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

19.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Refer note 8 for details on the Groups cash and cash equivalents at 30 June 2008.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the balance sheet date.

At 30 June 2008, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2008	2007	2008	2007
	$000	$000	$000	$000
+ .5% (50 basis points)	384	491	—	—
- 1% (100 basis points)	(767)	(982)	—	—

The sensitivity is lower in 2008 than 2007 because of a reduction in cash and cash equivalents that occurred during the 2008 financial year. The sensitivity analysis in interest rates were determined based on historical movements over the past two years.

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and investment grade commercial paper.

Policy stipulates the type of investment able to be made.  The objective of the policy is to maximise interest income within agreed upon credit worthiness criteria.

Maturity analysis of financial assets and liability based on management’s expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group’s overall liquidity risk.

Financial instruments 2008	1 year or less	Over 1 to 5 years	More than 5 years	Total carrying amount as per the balance sheet	Weighted average effective interest rates
	$000	$000	$000	$000%
Consolidated financial assets
Cash and cash equivalents	76,748	—	—	76,748	5.8
Trade and other receivables	722	—	—	722	—
Security deposit	98	—	—	98	7.1
	77,568	—	—	77,568

Consolidated financial liabilities
Trade and other payables	6,525	—	—	6,525	—
Derivatives financial instrument	249	—	—	249	—
	6,774	—	—	6,774
Net maturity	70,794	—	—	70,794

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

20. ASSET ACQUISITIONS

Acquisition of CellGate, Inc.

On 4 February 2008, Progen executed a Definitive Agreement to acquire 100% of the voting shares of CellGate, Inc. (“CellGate”), a privately-held biotechnology company based in the U.S. with oncology assets based on epigenetic and polyamine inhibition. CellGate’s assets include a lead product candidate in Phase 1 and multiple pre-clinical compounds. The acquisition of this entity is not considered to meet the definition of a business combination and accordingly has been accounted for as an acquisition of net assets, without goodwill.

Under the terms of the agreement, the up-front purchase price comprised the issue of 756,199 Progen shares having a value of approximately US$1.5 million and the assumption by Progen of CellGate net liabilities up to US$1.0 million. The shares will be issued as follows: 604,959 Progen shares were issued on closing, 75,620 Progen shares on the date 6 months after closing and 75,620 Progen shares on the date 12 months after closing. The 6 and 12 month deferred issues of shares have been accrued as at 30 June 2008, however they are subject to there having been no material breaches of warranties and representations given by CellGate. In the event CellGate’s net liabilities at closing are less than US$1.0 million Progen will issue additional shares for the difference but the total number of shares to be issued (including the 604,959 shares of up-front consideration) will in no event exceed 957,464 Progen shares.

CellGate’s net liabilities at closing amounted to US$279,000, therefore under the terms of the Definitive Agreement Progen issued an additional 201,265 Progen shares and paid US$328,000 in cash.

Additional milestone payments of up to US$19.5 million, payable to the CellGate shareholders in Progen shares (to the extent permissible without shareholder approval) and/or cash, are to be made upon the achievement of certain clinical and regulatory milestones in respect of the assets of CellGate. To the extent the milestones are met and Progen shares are required to be issued, the number of shares to be issued will be calculated by reference to a volume weighted average price of Progen shares for the 30 trading days immediately before the date on which the relevant milestones is reached. No provision has been recognised for the US$19.5 million milestone because the achievement of the milestone is not currently considered probable.

At the date of acquisition, Progen was involved in the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer. As a result of the combination, Progen will:

•       Expand its cancer-focused clinical development portfolio by adding a novel Phase 1 compound;

•       Leverage its core capabilities in late pre-clinical and early clinical development of oncology compounds;

•       Add more than ten compounds in pre-clinical development; and

•       Gain platform technologies in the areas of epigenetics and polyamines that will form the foundation for new compound development.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

20. ASSET ACQUISITIONS (cont’d)

The fair value of the identifiable assets and liabilities of CellGate, Inc. as at the date of acquisition were:

	Fair value on acquisition	Carrying value
	$000	$000
Cash and cash equivalents	930	930
Trade and other receivables	45	45
Property, plant and equipment	27	27
Intellectual property rights	3,515	—
	4,517	1,002

Trade and other payables	436	436
Interest bearing loans	803	803
	1,239	1,239

Net assets acquired	3,278	(237)

Cost of the acquisition:
Shares issued, at fair value	1,491
Shares to be issued, at fair value	279
Cash paid	360
Direct costs relating to the acquisition	1,148
Total costs of the acquisition	3,278

The cash inflow on acquisition is as follows:
Cash acquired with the net assets	930
Cash paid	(360)
Net cash inflow	570

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

21. EXPENDITURE COMMITMENTS

(a) Expenditure commitments

The following expenditure commitments had been contracted but not provided:

Preclinical research study agreements

During the financial year 2008, the Group entered into various preclinical research study agreements. The committed value of these agreements for the next financial year is $770,505 (2007:$50,043, 2006: $nil).

Insurance premium

In July 2008 the Group committed to paying the Group’s comprehensive insurance premium for the year ended 30 June 2009. The total value of these premiums is $509,628 (2007: $517,000, 2006: $435,000).

Consultant agreements

During the financial year 2008 Progen entered into various consultant agreements with a committed value of $104,000 for the next financial year (2007: $381,200, 2006: $29,657).

Purchases

At the end of the financial year 2007 Progen ordered goods and services with a total value of $171,333 which had not been delivered by 30 June 2008 (2007: $416,580, 2006: $220,227).

	2008	2007	2006
	$000	$000	$000
Future expenditure commitments not provided for in the financial statements and payable:
- not later than one year:
Research agreements	771	50	152
Consultant agreements	104	381	30
Insurance premium	510	517	435
Purchases	172	417	220
Remuneration commitments	213	—	—
Medigen termination agreement (refer note 10)	—	2,000	—
Total not later than one year	1,770	3,365	837
- later than one and not longer than five years:	—	—	—
Total expenditure commitments	1,770	3,365	837

(b) Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments
- not later than one year	197	248	237
- later than one and not longer than five years	—	78	234
- aggregate lease expenditure contracted for at balance date	197	326	471

The operating lease commitments relate to the rental of the Group’s corporate office premises and manufacturing facility which has an option to extend the lease term for another 2 years, at the end of the lease period.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

21. EXPENDITURE COMMITMENTS (cont’d)

(c) Clinical trials

	2008	2007	2006
	$000	$000	$000
Clinical trials
- not later than one year:
PI-88 phase 2b Melanoma trial	248	643	1,003
PI-88 Lung & Prostate trials	—	—	175
PI-88 others	—	—	1,279
PI-166 phase 1 trial	13	30	155
PG11047 phase 1 trial	358	—	—
PI-88 phase 3 trial (PATHWAY trial) - termination	4,000	—	—
	4,619	673	2,612
- later than one and not longer than five years:
PI-88 phase 2b Melanoma trial	—	143	762
PG11047 phase 1 trial	265	—	—
	265	143	762

22.  EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	2008	2007	2006
	$000	$000	$000
The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	292	152	119
Provisions (current)	312	266	265
Provisions (non-current)	237	100	76
	841	518	460

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The parent contributed $396,210 on behalf of employees to superannuation funds for the year ended 2008.      (2007: $311,449, 2006: $294,466).

23. CONTINGENT LIABILITIES

Government grants

The Group has received two separate Australian Government research grants: a R&D Start Grant, which has been completed, and a R&D Commercial Ready Grant.  The Government may require the Group to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a)         The Group fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project;

b)        Upon termination of a grant and/or at the Government’s discretion;

c)         Overpayment by the government;

d)        The Group spends the fund other than in accordance with the grant deed.

The Group continues the development and commercialisation of projects funded by these grants. The total amount received under the Start Program was $3.1 million. The total amount received under the Commercial Ready Program as at 30 June 2008 was $2,856,000 (2007: $1,883,000).

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

24.  SUBSEQUENT EVENTS

On 2 July 2008, the Group’s manufacturing division was transferred into a wholly owned subsidiary, PharmaSynth Pty Ltd (PharmaSynth). PharmaSynth will focus on the provision of contract pharmaceutical manufacturing services. The financial impact of this transfer was limited to the payment of stamp duty amounting to $43,639.

On 23 July 2008 the Group announced that it had discontinued the PI-88 phase 3 study in liver cancer (the PATHWAY trial). This decision followed a strategic review assessing the impact a number of factors would likely have on the commercial return of the PATHWAY trial. These factors included the PATHWAY trial being not likely to meet the forecast patient recruitment timetable and further significant delays were expected due to:

•                  slower than expected regulatory processes in China, Korea and Vietnam;

•                  slower than expected initiation of clinical sites;

•                  slower than expected recruitment of patients into active sites; and

•                  the recent launch of a competitive phase 3 trial, assessing Bayer/Onyx Nexavar® in the same indication.

Due to a lack of a global partner willing to meaningfully develop and commercialise PI-88, the commercial opportunity was assessed to be much less than previously expected. Without a significant global partner contributing, the Group will be less able to expand into additional indications and exploit all potential PI-88 commercial opportunities.

The costs associated with discontinuing the PATHWAY trial are currently estimated to be less than $4.0 million.

Progen is currently seeking expressions of interest in PI-88, at a regional level, initially from amongst those parties with whom we have had previous discussions.

As part of the strategic review, the Group determined that the current PI-88 phase 2b Melanoma trial, will be completed but no further development in Melanoma by Progen is anticipated at this stage. This trial is expected to be finalised at an estimated additional cost of $300,000.

In addition, and as part of the strategic review, the Group also decided to terminate further development of its phase 1 compound PI-166, based on a recent commercial assessment of the market and the approval of Nexavar® in this indication.

25.  AUDITORS’ REMUNERATION

	2008	2007	2006
	$	$	$
Amounts received or due and receivable by Ernst & Young for:
(a) Audit or review of the financial reports of the entity
- The Australian financial report of the entity	135,000	119,500	89,500
- The US financial report of the entity	60,000	60,000	60,000
- Grant audit	15,500	6,000	6,000
(b) Other audit services in relation to the entity
- Sarbanes-Oxley internal control audit	105,000	—	—
	315,500	185,500	155,500
(c) Other non-audit services in relation to the entity
- other non-audit services	—	146,929	—
- agreed upon procedures related	40,105	—	—
	40,105	146,929	—
	355,605	332,429	155,500

Other non-audit services were assurance services in relation to the Group’s capital rising efforts.

Agreed upon procedures related services were provided by Ernst & Young Palo Alto, U.S.A, in relation to the Group’s  acquisition of CellGate, Inc.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

26.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a)          Details of key management personnel

(i)  Directors

Dr. M. Eutick	Chairman (non-executive) (Appointed as Chairman on 4 March 2008)
T.J. Homburg	Managing Director (Appointed 1 March 2006)
Prof. J. Zalcberg	Director (non-executive)
P.O. Burns	Director (non-executive)
S. Chang	Director (non-executive) (Resigned as Chairman 3 March 2008)
R. Williamson	Director (non-executive) (Appointed 4 March 2008)
J. Lee	Director (non-executive) (Appointed 4 March 2008)

(ii)  Executives

L. Burns	Chief Operating Officer & Company Secretary
S. Meibusch	Vice President Business Development
A. Gautam	Vice President Drug Discovery (Resigned 2 June 2008)
J. Garner	Vice President Medical & Clinical Affairs (Appointed 29 January 2007)
J. Devlin	Vice President Manufacturing Operations (Appointed 16 May 2007)
L. Marton	Chief Scientific Officer (Appointed 1 February 2008)

(b)  Remuneration of directors and key management personnel

	2008	2007	2006
	$	$	$
Short term employee benefits	1,898,546	1,454,791	1,408,836
Post-employment benefits	160,077	112,479	113,788
Share-based payments	555,464	350,444	46,952
Termination payment	245,000	—	—
Total key management personnel compensation	2,859,087	1,917,714	1,569,576

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

26.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(b)  Remuneration of directors and key management personnel (cont’d)

Non-executive directors’ remuneration for the year ended 30 June 2008.

		Short term			Post		Share-
				Non	employment		based
		Salary	Cash	monetary	Super-	Termination	payment
Directors		and fees	bonus	benefits	annuation	payment	Options	Total
		$	$	$	$	$	$	$
Dr M. Eutick	2008	67,043	—	—	6,034	—	—	73,077
	2007	55,046	—	—	4,954	—	—	60,000
S. Chang(1)	2008	258,495	—	—	32,167	145,000	—	435,662
	2007	298,950	—	—	25,648	—	—	324,598
Prof J. Zalcberg	2008	55,046	—	—	4,954	—	—	60,000
	2007	55,046	—	—	4,954	—	—	60,000
P.O. Burns	2008	60,000	—	—	—	—	—	60,000
	2007	60,000	—	—	—	—	—	60,000
J. Lee	2008	19,450	—	—	—	—	—	19,450
	2007	—	—	—	—	—	—	—
R. Williamson	2008	19,450	—	—	—	—	—	19,450
	2007	—	—	—	—	—	—	—
Dr S.S.C Chang(2)	2008	—	—	—	—	—	—	—
Non-executive director	2007	32,630	—	—	—	—	—	32,630
Total - Non-executive	2008	479,484	—	—	43,155	145,000	—	667,639
Directors	2007	501,672	—	—	35,556	—	—	537,228

(1) Resigned as executive chairman on 3 March 2008 but continued as a non-executive director.

(2) Resigned 16 January 2007.

26.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(b)  Remuneration of directors and key management personnel (cont’d)

Remuneration for the other key management personnel for the year ended 30 June 2008.

		Short term				Post		Share-
Other key				Non		employment		based
management		Salary	Cash	monetary		Super-	Termination	payment
personnel		and fees	bonus	benefits		annuation	payment	Options	Total
		$	$	$		$	$	$	$
T.J. Homburg	2008	287,703	138,608	7,386	(1)	28,889	—	135,259	597,845
	2007	288,132	—	4,678	(1)	17,068	—	315,976	625,854
L. Burns	2008	190,000	68,807	—		23,293	—	109,609	391,709
	2007	175,427	—	—		15,788	—	34,468	225,683
A. Gautam(2)	2008	150,744	—	—		13,200	100,000	54,304	318,248
	2007	153,453	—	—		13,960	—	—	167,413
S. Meibusch	2008	117,546	—	—		10,579	—	109,609	237,734
	2007	131,007	—	—		11,791	—	—	142,798
Dr J. Garner	2008	175,000	—	—		15,750	—	55,305	246,055
	2007	71,667	—	—		6,629	—	—	78,296
Dr J. Devlin	2008	150,000	—	—		13,500	—	55,305	218,805
	2007	19,423	—	—		1,748	—	—	21,171
Dr L. Marton	2008	133,268	—	—		11,711	—	36,073	181,052
	2007	—	—	—		—	—	—	—
G. Orders(3)	2008	—	—	—		—	—	—	—
General Manager, Manufacturing	2007	109,332	—	—		9,939	—	—	119,271
Total - Other key	2008	1,204,261	207,415	7,386		116,922	100,000	555,464	2,191,448
management personnel	2007	948,441	—	4,678		76,923	—	350,444	1,380,486

(1) Includes the reimbursement of motor vehicle expenses.

(2) Resigned 2 June 2008.

(3) Resigned 13 July 2007. All remuneration paid in the 2007 financial year up to the date of his resignation.

26.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c)          Option holdings of key management personnel

During the course of the 2008 financial year the following options were granted or vested to key management personnel of the Company under the terms of The Progen Directors and Employee Option Incentive Plan. No options were granted to Directors during the 2008 financial year.

Number of options granted and vested during the year

	Grant date	Expiry date	No. of options granted	No. of options vested	Exercise price	Fair Value per option at grant date	Date excercisable	% of grant vested	% of grant forfeited
T J Homburg	30-Nov-2006	1-Mar-2011	—	166,667	$2.59	$0.98	1-Mar-2008	—	Nil
L Burns	14-Sep-2007	13-Sep-2012	100,000	50,000	$3.61	$1.23	14-Sep-2008	50%	Nil
A Gautam	14-Sep-2007	13-Sep-2012	100,000	50,000	$3.61	$1.23	From date of grant	50%	50%
S Meibusch	14-Sep-2007	13-Sep-2012	100,000	50,000	$3.61	$1.23	14-Sep-2008	50%	Nil
J Garner	14-Sep-2007	13-Sep-2012	50,000	Nil	$3.61	$1.23	14-Sep-2008	Nil	Nil
J Devlin	14-Sep-2007	13-Sep-2012	50,000	Nil	$3.61	$1.23	14-Sep-2008	Nil	Nil
L Marton	1-Feb-2008	1-Feb-2013	100,000	25,000	$2.22	$0.66	1-Feb-2009	25%	Nil

The following table summarises the value of options granted, exercised or lapsed during the 2008 financial year to directors and key management personnel.

	Value of options granted during the year ^	Value of options exercised during the year	Value of options lapsed during the year	Remuneration consisting of options for the year
	$	$	$	%
T J Homburg	—	—	—	22.6
L Burns	109,609	—	$ Nil	28.0
A Gautam	54,304	—	—	17.1
S Meibusch	109,609	—	—	46.1
J Garner	55,305	—	—	22.5
J Devlin	55,305	—	—	25.3
L Marton	36,073	—	—	19.9

^ For details on the valuation of options, including models and assumptions used, please refer to note 13.

26.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c)   Option holdings of key management personnel (cont’d)

	Balance at beginning of period			Net	Balance at end of period	At 30 June 2008
	1 July 2007	Granted as remuneration	Options exercised	change other	30 June 2008	Total Vested	Total Exercisable
Directors
S. Chang(1)	41,014	—	—	—	41,014	41,014	41,014
T. J. Homburg	531,389	—	—	—	531,389	364,723	364,723
Prof. J. Zalcberg	—	—	—	—	—	—	—
Dr M. Eutick(2)	885	—	—	—	885	885	885
P.O. Burns	28	—	—	—	28	28	28
R. Williamson(3)	—	—	—	—	—	—	—
J. Lee(3)	—	—	—	—	—	—	—

Executives
L. Burns	33,218	100,000	—	(33,000)	100,218	50,218	50,218
A. Gautam(4)	—	100,000	—	(50,000)	50,000	50,000	50,000
S. Meibusch	—	100,000	—	—	100,000	50,000	50,000
J. Garner	—	50,000	—	—	50,000	—	—
J. Devlin	—	50,000	—	—	50,000	—	—
L. Marton(5)	—	100,000	—	—	100,000	25,000	25,000
Total	606,534	500,000	—	(83,000)	1,023,534	581,868	581,868

(1) Resigned as executive chairman 3 March 2008

(2) Appointed as executive chairman 4 March 2008

(3) Appointed 4 March 2008

(4) Resigned 2 June 2008

(5) Appointed 1 February 2008

	Balance at beginning of period			Net	Balance at end of period	At 30 June 2007
	1 July 2006	Granted as remuneration	Options exercised	change other#	30 June 2007	Total Vested	Total Exercisable
Directors
S. Chang	—	—	—	41,014	41,014	41,014	41,014
T. J. Homburg	30,000	500,000	—	1,389	531,389	198,056	198,056
Prof. J. Zalcberg	—	—	—	—	—	—	—
Dr M. Eutick	—	—	—	885	885	885	885
P.O. Burns	—	—	—	28	28	28	28
Dr S.S.C. Chang(1)	—	—	—	—	—	—	—
E. Cheng(1)	—	—	—	—	—	—	—

Executives
L. Burns	—	33,000	—	218	33,218	33,218	33,218
A. Gautam	—	—	—	—	—	—	—
G. Orders
S. Meibusch	—	—	—	—	—	—	—
J. Garner(2)	—	—	—	—	—	—	—
J. Devlin(3)	—	—	—	—	—	—	—
Total	30,000	533,000	—	43,534	606,534	273,201	273,201

#	Includes options received from participation in the Rights Entitlements Offer under the Prospectus dated 9 May 2007.
(1)	Resigned 16 January 2007
(2)	Appointed 29 January 2007
(3)	Appointed 16 May 2007

26.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(d)  Shareholdings of key management personnel

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 07	On exercise of options	Net change other(6)	Balance 30 June 08

Directors
S. Chang(1)	820,300	—	—	820,300
T.J. Homburg	27,778	—	25,000	52,778
Prof. J. Zalcberg	16,772	—	—	16,772
Dr M. Eutick(2)	17,693	—	—	17,693
P.O. Burns	556	—	—	556
R. Williamson(3)	—	—	25,000	25,000
J. Lee(3)	—	—	—	—

Executives
L. Burns	4,359	—	10,000	14,359
A. Gautam(4)	—	—	—	—
S. Meibusch	—	—	—	—
J. Garner	—	—	—	—
J. Devlin	—	—	—	—
L. Marton(5)	—	—	—	—
Total	887,458	—	60,000	947,458

(1) Resigned as executive chairman 3 March 2008

(2) Appointed as executive chairman 4 March 2008

(3) Appointed 4 March 2008

(4) Resigned 2 June 2008

(5) Appointed 1 February 2008

(6) On-market transactions

26.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(d)  Shareholdings of key management personnel (cont’d)

Ordinary shares held in
Progen Pharmaceuticals	Balance	On exercise of	Net change	Balance
Limited	1 July 06	options	other+	30 June 07

Directors
S. Chang	736,424	—	83,876	820,300
T.J. Homburg	25,000	—	2,778	27,778
Prof. J. Zalcberg	15,849	—	923	16,772
Dr M. Eutick	15,000	—	2,693	17,693
P.O. Burns	500	—	56	556
Dr S.S.C. Chang(1)	—	—	—	—
E. Cheng(1)	—	—	—	—

Executives
L. Burns	3,000	—	1,359	4,359
A. Gautam(4)	—	—	—	—
G. Orders	—	—	—	—
S. Meibusch	—	—	—	—
J. Garner(2)	—	—	—	—
J. Devlin(3)	—	—	—	—
Total	795,773	—	91,685	887,458

#	Includes shares purchased from participation in the Company’s Share Purchase Plan and Rights Entitlement Offer
(1)	Resigned 16 January 2007
(2)	Appointed 29 January 2007
(3)	Appointed 16 May 2007

(e)          Subsidiaries

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiary listed in the following table:

	Country of	% Equity Interest		Investment ($000)
Name	Incorporation	2008	2007	2008	2007

Progen Pharmaceuticals Inc.	United States	100	—	3,278	—

Term and conditions of transactions with subsidiary.

Intercompany receivable is a loan funding intercompany operations with no specific repayment terms and is therefore unlikely to be repaid in 12 months. The loan is an interest bearing loan with 8.05%p.a. interest.