Form 20-F/A
period 2008-06-30
PROGEN PHARMACEUTICALS LTD
filed 2009-01-14
CIK 943502

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

☐ Yes   ☒ No

Explanatory Note

Exhibit 4(a)(1) of this Form 20-F/A for the fiscal year ended June 30, 2008 has been amended because it was erroneously redacted and originally filed as so redacted.  The full text has now been restored and Exhibit 4(a)(1) is filed hererwith.  This Form 20-F/A consists of a cover page, this explanatory note, a corrected Exhibit Index (Item 19), the corrected exhibit, a signature page and the principal executive and principal financial officer certifications required to be filed as exhibits hereto.  This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above and set forth below.

PART III

ITEM 19.               EXHIBITS

Exhibit Number	Description

4(a)(1)	Agreement and Plan of Merger dated as of February 8, 2008 by and among Progen Pharmaceuticals Limited, Progen Pharmaceuticals, Inc., CellGate, Inc. and Sprout Capital, L.P., as Representative (1)
4(a)(2)	Merger Implementation Agreement dated as of December 22, 2008 between Avexa Limited and Progen Pharmaceuticals Limited^
4(b)(iv)(2)	2005 Lease 16 Benson Street Toowong*
2008 Lease 16 Benson Street Toowong
ASA Termination Agreement#
Quintiles Master Service Agreement#
4(c)(2)	Employment agreement dated August 5, 2004 between Progen Pharmaceuticals Limited and Linton Burns*
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

^              Incorporated by reference to the exhibit filed on Form 6-K dated December 22, 2008.

(1)           Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROGEN PHARMACEUTICALS LIMITED

By:	/s/ T. Justus Homburg
T. Justus Homburg
Managing Director

Dated:  January 13, 2009