Form 20-F
period 2009-06-30
PROGEN PHARMACEUTICALS LTD
filed 2009-12-30
CIK 943502

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

— OR —

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2009

— OR —

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
— OR —

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-29228

PROGEN PHARMACEUTICALS LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

16 Benson St, Toowong, Queensland 4066, Australia
(Address of principal executive office)

Mr. Paul Dixon, General Manager of Finance, Progen Pharmaceuticals Limited, 16 Benson St, Toowong, Queensland 4066, Australia Tel: +61 7 3842 3333, Fax: +61 7 3720 9624
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares	Australian Securities Exhange and Nasdaq Capital Market
Warrants	Australian Securities Exhange and Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares: 24,709,097 (as of June 30, 2009)
Warrants: 2,679,178 (as of June 30, 2009)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

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

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                 KEY INFORMATION

Item 3.A                Selected Financial Data

The following selected consolidated financial data for the four years ended June 30, 2009 should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” below and our financial statements and related notes contained elsewhere in this Annual Report. Our financial statements and related notes have been prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated balance sheet information as at June 30, 2008 and 2009 and the consolidated income statement data for fiscal 2007, 2008 and 2009 are derived from our audited financial statements included in this annual report. Consolidated balance sheet information as of June 30, 2005, 2006 and 2007 and consolidated income statement information for fiscal 2005 and 2006 are derived from our audited financial statements which are not included in this annual report.

	For the years ended June 30,
	2005	2006	2007	2008	2009
Consolidated Income Statement Data:
Revenue	$2,248,287	$2,007,904	$2,665,947	$6,477,931	$4,940,369
Other income from ordinary activities	805,964	814,943	1,113,245	1,369,534	7,021,310
Research and development expenses	4,080,939	3,895,745	6,991,757	16,143,407	7,048,870
Manufacturing facility expenses	1,707,299	2,075,324	2,372,679	2,721,370	1,683,136
Administration and corporate expenses	3,219,338	3,816,781	5,438,437	11,081,469	8,689,364
Finance costs	26,908	24,799	15,355	19,490	7,269
Impairment loss	—	618,818	1,769,198	—	—
Other expenses	—	—	9,645,903	4,029,302	—
Net loss from operations	$(5,980,233)	$(7,608,620)	$(22,454,137)	$(26,147,573)	$(5,466,960)
Net loss before income tax expense	$(5,980,233)	$(7,608,620)	$(22,454,137)	$(26,147,573)	$(5,466,960)
Income tax expense	—	—	—	—	—
Net loss attributable to members of Progen Pharmaceuticals Limited	$(5,980,233)	$(7,608,620)	$(22,454,137)	$(26,147,573)	$(5,466,960)
Basic and diluted loss per share (cents per share)	(16.7)	(18.6)	(50.2)	(43.3)	(10.0)

	For the years ended June 30,
	2005	2006	2007	2008	2009
Consolidated Balance Sheet Data:
Cash and Cash Equivalents	$23,427,684	$15,872,443	$98,222,758	$76,747,878	$28,044,529
Working Capital	22,297,388	$14,960,325	$96,928,384	$70,864,837	$26,814,764
Total Assets	27,018,257	$19,793,864	$100,639,229	$82,592,581	$32,661,315
Long Term Debt	—	—	—	—	—
Capital Stock	88,432,740	$88,579,339	$191,089,162	$194,519,063	$155,516,344
Accumulated Deficit	(63,048,587)	$(70,658,399)	$(93,112,536)	$(119,258,442)	$(124,727,069)
Net Assets	$25,384,153	$17,920,940	$97,976,626	$75,260,621	$30,789,275
Shares on issue	40,556,793	40,589,793	59,416,427	60,393,891	24,709,097	(1)

(1) Share Buyback in April 2009

Currencies and Exchange Rates

The Company publishes its consolidated financial statements in Australian dollars.  In this Annual Report, references to $ are to Australian dollars currency and references to “U.S. dollars” or “US$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain Australian dollars into or from U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollars amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of Australian dollars into or from U.S. dollars have been made at $1.00 to US$0.8048, the Buying Rate on June 30, 2009.

The following table sets forth, for the periods and dates indicated, certain information concerning the Buying Rate for Australian dollars expressed in U.S. dollars per $1.00. The period average data set forth below is the average of the Buying Rate on the last day of each full month during the period. On June 30, 2009, the Buying Rate was $1.00 to US$0.8048 and on December 2, 2009 the Buying Rate was $1.00 to US$0.9195.

2009 Month End	High	Low
June 30, 2009	0.8262	0.7789
July 31, 2009	0.8337	0.7723
August 31, 2009	0.8477	0.8155
September 30, 2009	0.8788	0.8239
October 31, 2009	0.9327	0.8567
November 30, 2009	0.9405	0.8902

Year end June 30,	Average
2005	0.75352
2006	0.74783
2007	0.78592
2008	0.89599
2009	0.74803

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

RISKS RELATED TO OUR BUSINESS

We are primarily engaged with activities at a stage in the development of pharmaceutical products where success is uncertain

Although we are presently generating revenues from the sale of contract manufacturing services, we have not sufficiently advanced the development of our lead product candidates to enable their registration, and, accordingly, have not begun to market or generate revenues from their commercialization. PG-11047, PG545, PI-88 (currently licensed as muparfostat) and other future pharmaceutical product candidates will require significant additional investment in research and development, preclinical testing and clinical trials, drug manufacture and supply, regulatory and sales and marketing activities, and regulatory approval prior to any commercial sales.  We cannot make any assurances that any of our product candidates, if successfully developed, will generate sufficient or sustainable revenues to enable us to be profitable.

There is a significant risk that we may not be able to complete the development of PG-11047, PG545, PI-88 or develop other pharmaceutical products

We cannot make any assurances that we or our collaborative partners will be able to develop PG-11047, PG545, PI-88 or any future pharmaceutical product candidates adequately to successful commercialization, the development of one or more suitable collaborative partners, or a combination thereof, or that our research will lead to the discovery of additional product candidates, or that any of our current and future product candidates will be successfully developed, will be proven to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, will be capable of being produced in commercial quantities at reasonable costs, or will be successfully or profitably marketed, either by us or a collaborative partner. We also cannot make any assurances that the products we develop will be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when PG-11047, PG545, PI-88 or any of our other pharmaceutical products under development will be commercialized.

The results of on-going and future clinical trials of PG-11047, PG545 and PI-88 are uncertain and we or our collaborative partners will not be able to commercialize PG-11047, PG545, PI-88 or any of our other product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through preclinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Conducting preclinical testing and clinical studies is an expensive, protracted and time-consuming process. Furthermore, the results of preclinical in vitro (within an artificial environment) and animal studies may not necessarily be predictive of results obtained in human clinical testing. Likewise, results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. In addition, even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

Until the July 2008 termination of the Phase 3 PATHWAY trial of PI-88 in liver cancer, we were embarking on the global registration of PI-88. Since the termination of this trial, our subsidiary, Pharmasynth, has out-licensed PI-88 (under the name muparfostat) to a US based company with aspirations of conducting a Phase 3 clinical trial and seeking commercialization.  As part of the license agreement, we maintain the rights to PI-88 in Australia as we continue to treat patients in our Phase 2 clinical trial of PI-88 in Melanoma.

We are currently nearing completion of the Phase 2 clinical trial of PI-88 in Melanoma cancer patients in the United States and Australia. We have also recently completed a Phase 1(b) clinical trial of PG-11047 in the United States and, depending on the results of this trial, may conduct additional clinical trials. We plan to pursue a range of commercialization approaches for PG-11047, amongst them entering into collaborative arrangements with one or more suitable pharmaceutical or biotechnology company(ies). We, cannot make any assurances that we nor our collaborative partners will be able either to complete the current clinical trials of PI-88 and PG-11047 successfully, commence new or additional clinical trials of PI-88, PG-11047 or PG545 as anticipated, or at all, or to demonstrate the safety and efficacy or superiority of PI-88, PG-11047 or PG545 over existing therapies or enter into any collaborative arrangement to commercialize PI-88, PG-11047 and PG545 on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

Clinical trials may take several years to complete. The length of time varies substantially according to the type, complexity, novelty, patient recruitment into and intended use of the product candidate. We cannot make any assurances that, when clinical trials are completed, we will be able to pursue further clinical development, execute market development efforts, enter into a collaborative arrangement with a suitable pharmaceutical or biotechnology company to complete the development of, or commercialize PI-88, PG-11047 or PG545. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the Australian Therapeutic Good Administration’s (TGA) Drug Safety and Evaluation Branch, the U.S. Food and Drug Administration (FDA) or any other authority, or, that such request and application will be reviewed and cleared by any of these authorities, as applicable, in a timely manner, or at all.

During the course of clinical trials and toxicology studies, PI-88, PG-11047, PG545 and our other product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by the TGA or the FDA for any or all targeted indications. Even after being cleared by the TGA or the FDA, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that PI-88, PG-11047 or any of our other product candidates will be safe or effective when administered to patients.

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

•                                         Our inability to manufacture or prepare, as applicable, sufficient quantities of pharmaceutical product;

•                                         Unforeseen safety issues; and

•                                         Lack of efficacy during clinical trials.

Patient enrollment is a function of, amongst other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population and the availability of patients who meet the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays in trial completion or termination of clinical trials. Moreover, we have limited experience in conducting and managing clinical trials and may rely on third parties to assist us in managing and monitoring clinical trials. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

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

We have limited manufacturing experience, and delays in manufacturing sufficient quantities of PI-88, PG-11047 and PG545 for preclinical and clinical trials may negatively impact our business and operations

We have sufficient supply of PI-88 to complete the remaining ongoing Phase 2 trial of PI-88 in Melanoma. We cannot make any assurances that we will be able to manufacture sufficient quantities of PG-11047 or any of our other product candidates in a cost-effective or timely manner. Any delays in production would delay our preclinical and clinical trials which could have a material adverse effect on our business, financial condition and results of operations.

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

If we are unable to independently commercialize or establish and manage strategic collaborations to develop PI-88, PG-11047, PG545 or any of our other product candidates, we may have to reduce or delay product development and/or increase our expenditures

Our strategy for developing and commercializing our product candidates includes entering into various relationships with pharmaceutical or biotechnology companies to provide us with funding and/or to perform research, clinical development, regulatory clearance, commercial scale manufacturing, sales, marketing or distribution activities relating to PI-88, PG-11047, PG545 or some or all of our current or future product candidates. To date, we have secured a license with a US based company who will be managing future development of PI-88.  We have not entered into any agreements with third parties capable of providing such services for PG-11047, PG545 or our other product candidates. Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. If we are unable to establish collaborative arrangements, we may have to reduce or delay further development of or our product candidates and/or increase our expenditures and undertake the development and commercialization activities at our own expense. If we elect to fund our research and development programs on our own, we will need to obtain additional financing which may not be available on acceptable terms, or at all.

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

We may require substantial additional financing in the future to sufficiently fund our operations, development efforts and research

We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and preclinical testing and as we conduct clinical trials of PG-11047, PI-88 Melanoma in Australia and our other product candidates. Although our future capital requirements will depend on many factors, we believe that our existing cash and cash equivalents will be adequate to satisfy the requirements of our current and planned operations beyond June 2011. We cannot, however, make any assurances that such funds will be sufficient to meet our actual operating expenses and capital requirements during this period. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

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

We have a history of operating losses and may not achieve profitability in the near future

We have incurred net operating losses in each year since we began operations in 1989. As of June 30, 2009, we had an accumulated deficit of approximately $124.7 million primarily attributable to our research and development activities. We expect to incur additional operating losses and to increase our cumulative losses substantially as we expand our research and development and preclinical activities.  In addition, further losses are expected to be incurred in the continuation of our current PG-11047 and PI-88 Melanoma trials, and we may commence clinical trials of our PG500 series compounds..

Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel and cultivate key academic and scientific collaborations

We are a company with 25 employees as of June 30, 2009. Our success is highly dependent on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.

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

Healthcare insurers and other organizations may not pay for our products, or may impose limits on reimbursement

The drugs we strive to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payers of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and federal level to continue in the United States. The adoption of any such legislative or regulatory proposals could have a material adverse effect on our potential revenues and results of operations.

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

•                                         Retain our valuable scientific staff who are experts on the subject matters

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

In addition to patented intellectual property, we also rely on unpatented technology, trade secrets, confidential information and know-how to protect our technology and maintain our competitive position. Trade secrets are difficult to protect. In order to protect proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our employees, consultants and others. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information that have been licensed to us or that we own, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using trade secrets that have been licensed to us or that we own is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States and Australia may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could have a material adverse effect on our business.

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

On September 4, 2008 we received a letter from the Nasdaq Stock Market notifying the Company that for the last 30 consecutive business days prior to September 4, the bid price for the Company’s ordinary shares has closed below the minimum US$1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4320(e)(2)(E)(ii) (The “Rule”).  Following correspondence with the Nasdaq Stock market, we now have until December 22, 2009 to obtain compliance with the bid price rule.

To regain compliance with the minimum bid price requirement, Progen’s ordinary shares must meet or exceed the US$1.00 share price for 10 consecutive business days.  If the Company does not regain compliance with the Rule by December 22, 2009, we will receive written confirmation that the Company’s securities will be delisted from the Nasdaq Stock Market.

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

Given that we are a foreign private issuer within the meaning of the rules under the Exchange Act, we are exempt from certain provisions of that law that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the US SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a registered security; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. Thus, investors are not afforded the same protections or information which would be ordinarily available to were they investing in a U.S. public corporation.

In accordance with the requirements of the Australian Securities Exchange and the Corporations Act 2001, we disclose annual and semi-annual results. Our results are presented in accordance with Australian International Financial Reporting Standards. Our annual results are audited, and our semi-annual results undergo a limited review by our independent auditors. We lodge annual audited results presented in accordance with Australian International Financial Reporting Standards and IFRS as issued by International Accounting Standards Board with the SEC on Form 20-F. Subject to certain exceptions, we are also required to immediately disclose to the Australian Securities Exchange any information concerning us that a reasonable person would expect to have a material effect on the price or value of our shares. This would include matters such as (i) any major new developments relating to our business which are not public knowledge and may lead to a substantial movement in our share price; (ii) any changes in our board of directors; (iii) any purchase or redemption by us of our own equity securities; (iv) interests of directors in our shares or debentures; and (v) changes in our capital structure. We are required to provide our semi-annual results and other material information that we disclose in Australia in the U.S. under the cover of Form 6-K. Nevertheless, this information is not the same and may not be as much information as would be made available to investors were they investing in a U.S. public corporation.

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

If we fail to comply with internal controls evaluations and attestation requirements our stock price could be adversely affected

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the SEC pursuant to such Act. As a foreign private issuer, under Section 404 of the Sarbanes-Oxley Act and the related regulations, we are generally required to perform an evaluation of our internal controls over financial reporting, including (1) management’s annual report on its assessment of the effectiveness of internal controls over financial reporting; and (2) an independent registered public accounting firm’s annual audit of management’s assessment of internal controls. In 2009, our market capitalization fell to a point where we were no longer recognized as an accelerated filer, and pursuant to temporary rules of the Securities and Exchange Commission the company was exempt from Section 404(b) of the Sarbanes-Oxley Act for fiscal 2009, meaning that we did not have to comply with point (2) above.  In fiscal 2009, we identified two material weaknesses in our internal control system, relating to (i) deficiencies in the financial statement close process; and (ii) the Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting. See “Item 15—Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as our business develops. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. Therefore, we cannot be certain that in the future additional material weaknesses or significant deficiencies will not exist or otherwise be discovered. If our efforts to remediate the weakness identified are not successful or if other deficiencies occur, these weaknesses or deficiencies could result misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or other material effects on our business, reputation, results of operations, financial conditions or liquidity.

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

In February 2008, the Company acquired CellGate, Inc., a California based oncology drug development Company. This acquisition provided the Company with a product candidate in Phase 1 and multiple preclinical compounds.

On December 22, 2008 the Company announced the signing of an exclusive and binding Merger Implementation Agreement with Avexa Limited, an Australian publicly listed biotechnology company.  A general meeting was called for April 11, 2009 to approve the plan; however, after receiving the majority of proxy votes, it became apparent that the transaction would be defeated by shareholders.  Progen and Avexa subsequently terminated the agreement, with Progen paying a $0.5 million break fee to Avexa.

Following the termination of the Avexa agreement, the Company undertook an equal-access, voluntary share buy-back for $39.4 million dollars on April 30, 2009.  This buy-back reduced the number of shares on issue from 60,545,131 to 24,709,097.  Each of the 38,836,034 shares was bought back for $1.10.

We have incurred significant losses since our inception and as of June 30, 2009, our accumulated deficit was approximately $124.7 million. We expect to incur additional operating losses for the year ending June 30, 2010 on the development of our clinical product candidate PG-11047, and preclinical activities associated PG545 and our other preclinical product candidates.

For many years PI-88 has been the lead product candidate in Progen’s drug development pipeline. In March 2008 the Company commenced a Phase 3 human clinical trial of PI-88 in patients with post-resection liver cancer (the PATHWAY trial). In July 2008 the Company terminated this Phase 3 trial for commercial reasons.  On July 1, 2009, our subsidiary, PharmaSynth executed a license agreement with a US based company, Global Transbiotech Inc. to conduct Phase 3 trials and subsequently commercialize muparfostat (formerly known as PI-88).  We are entitled to various milestone payments linked to progression in the development of muparfostat, as well as a royalty on all product sales upon commercialization.

Following the termination of the Phase 3 Trials in PI-88 and its subsequent licensing, various requisitions have been received from shareholders for general meetings to remove current board members and appoint new board members.  Such meetings have been held on January 9, 2009, March 27, 2009 and July 17, 2009.  In the March 27 meeting, four Progen directors were removed from office.  In the July 17 meeting, three shareholder candidates were appointed as directors of the company.

To date, we have funded our operations primarily through sales of equity securities.

The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: PGL) and on the NASDAQ Capital Market (NASDAQ: PGLA).

Corporate Information

Our principal executive offices are located at 16 Benson Street, Toowong, Queensland 4066, Australia. Our telephone number is + 61 7 3842 3333. The address of the Company’s agent in the U.S. is Mr. Laurence Marton, Progen Pharmaceuticals Inc. 2479 East Bayshore Road, Suite 709, Palo Alto, California, 94303.

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

The Group operates the Research and Development business in Australia and the U.S.A. For segment revenue breakout, both geographically and by business unit, please refer to Item 5.

Progen’s three cancer platforms target different aspects of the biology of cancer: epigenetics, angiogenesis and cell proliferation.

Epigenetics

Epigenetics is an exciting new area of drug research and with Progen’s strong and established epigenetics research efforts and early stage compounds we are at the forefront of this new area of research.

Much of the focus in epigenetics (the process of changing gene expression) is on a group of enzymes that help control how tightly DNA is coiled around a group of proteins called histones. Genes can only be activated when key pieces of DNA are unwrapped, allowing the data to be accessed to manufacture proteins. In cancer, the coiling of DNA can be dysregulated resulting in the silencing of important tumor suppressor genes, and the goal with most epigenetic research is the use of drugs to control the way DNA is coiled so that those tumor suppressor genes can be switched back on.

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

Angiogenesis

Progen’s angiogenesis products have been developed to target a number of proteins, including VEGF and FGF-2, which bind to a complex sugar called heparan sulfate. PI-88 was formerly our lead product candidate from this technology platform. PI-88 is currently licensed to a US based company seeking global registration, except for Australia where Progen retains rights and is continuing its Phase 2 metastatic melanoma clinical trial. The PG500 program capitalizes upon Progen’s longstanding expertise in the area of heparan sulfate mimetics. This program is aimed toward providing a product for clinical development with significant enhancements to the first generation products (eg PI-88) in efficacy, manufacturability and pharmacokinetic properties. Our lead candidate, PG545, is now progressing through preclinical studies toward submission of an IND package with the U.S. FDA, thus allowing the commencement of human clinical trials.

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

Progen’s cell proliferation platform is centered around the role of polyamines in cellular function. The requirement for adequate polyamine levels for cell proliferation makes polyamine function and metabolism attractive targets for therapeutic intervention. PG-11047 is our lead product from this technology platform and is currently in Phase 1 clinical development. PG-11047 is a polyamine analogue that competes with natural polyamines, and treatment with PG-11047 results in alterations to the natural cascade of events involved in cell division and may be able to induce cell death in tumors. Although this mechanism is unique, it has been the focus of considerable scientific interest for several years.  To date, PG-11047 has shown anti-tumor activity in animal models along with a good safety profile in human trials. Progen is progressing PG-11047 through early clinical development in parallel to conducting additional translational studies to determine the most promising indications for PG-11047.

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

Products

The following table lists the Company’s products currently under development:

Product	Principal uses	Status	Next Significant Milestone
PI-88	Cancer	Phase 2 clinical development (Australia and US)	• Completion of Phase 2 Melanoma trial • Analysis of data from Phase 2 Melanoma trial

Muparfostat (PI-88)	Cancer	Phase 2 clinical development	• Approval of Phase 3 Liver Trial • Initiation of Phase 3 Liver clinical trial by Global TransBiotech Inc

PG-11047	Cancer	Phase 1 clinical development	• Data analysis from recently completed Phase 1 trial • Seeking a collaborative partner to assist in further development

PG500 Series	Cancer and inflammation	Preclinical

•   Conduct IND enabling studies including:

•   safety studies to determine the safety profile and future human dosing of PG545

•   scale-up manufacture

•   bioassay development

•   Progress back-up compounds to PG545.

Epigenetics Discovery Program	Cancer	Discovery	• Continue to screen new compounds against LSD1 and expand the chemical series in development. • Progress representative compounds through early animal studies to determine their anti-tumor activity.

Heparanase Discovery Program	Cancer and inflammation	Discovery	• Progress screening program of small molecules against the target heparanase.

PI-88

PI-88 Description

Until the termination in July 2008 of the PATHWAY trial PI-88 was our lead product candidate.  PI-88 is a carbohydrate-based small-molecule which is believed to work via two mechanisms. First, it inhibits the enzyme heparanase, which plays an important role in tumor spread and invasion through surrounding tissues. Tumors must ordinarily degrade the basement membrane and extracellular matrix of surrounding tissues in order to grow and heparanase is an enzyme that facilitates this process. By inhibiting this degradation process, PI-88 reduces the ability of tumors to expand and spread. Second, PI-88 exerts an anti-angiogenic effect by inhibiting the interaction between growth factors, heparan sulfate and cellular receptors. As tumors grow, they require additional blood supply to provide oxygen and nutrients. The generation of these new blood vessels to supply additional blood supply is a process known as angiogenesis, and it is controlled in part by proteins such as Vascular Endothelial Growth Factor, or VEGF, and Fibroblast Growth Factor, or FGF-1 and FGF-2, binding to their receptors. PI-88 competitively links to the binding domain of these growth factors, limiting their ability to bind to heparan sulfate and their receptors. Angiogenesis has been widely validated as an important target in the development of novel anti-cancer therapies; however, PI-88, a First-in-Class heparanase inhibitor, employs a unique mechanism to target angiogenesis.

Most oncology drugs are designed to be toxic to the cancer, as their name — cytotoxics — indicates. These drugs are designed to eradicate tumor cells, often with adverse consequences for non-cancerous cells as well. Historically, the efficacy of cytotoxic compounds was measured by assessments such as the degree to which tumors shrink. PI-88 belongs to the relatively new class of cytostatic drugs. As the name implies, cytostatic drugs are designed to keep the disease stable, so the efficacy of these cytostatic drugs is measured by assessments such as time to disease recurrence, disease progression, time of stable disease, disease free survival, and overall survival.

PI-88 License to Global TransBiotech

PI-88 (muparfostat) was licensed to Global TransBiotech on July 1, 2009. Under the agreement, Progen will retain the development and commercialization rights of muparfostat in Australia, and our subsidiary, PharmaSynth, will provide the technical and manufacturing support to US-based Global TransBiotech to develop and commercialize muparfostat elsewhere in the world, with an initial focus on Taiwan, China, Hong Kong and Singapore.  We are entitled to various milestone payments linked to progression in the development of muparfostat, as well as a royalty on product sales upon commercialization.

PI-88 Clinical Development Program

All clinical trials of PI-88 have been conducted under an active Investigational New Drug Application or IND with the FDA. In the preclinical and clinical studies executed to date, PI-88 has shown an acceptable safety and tolerability profile in clinical trials. PI-88 has also showed signs of clinical efficacy in PI-88’s multinational clinical development program.

Ongoing Phase 2 clinical trial of PI-88

Our metastatic melanoma trial has recruited patients that have not previously received chemotherapy (i.e. first line patients). In this indication, the efficacy of PI-88 in combination with DTIC (dacarbazine) is being investigated. DTIC is a chemotherapy drug used as standard first-line treatment for patients with newly diagnosed metastatic melanoma and the goal of the study is to determine whether PI-88 can increase efficacy in combination with DTIC. The approved anti-angiogenic drug, Avastin® (bevacizumab), has been shown to enhance efficacy in combination with chemotherapy in patients with various solid tumors, including bowel cancer, lung cancer and breast cancer. The PI-88 Phase 2 trial in combination with DTIC has been conducted across seven sites in Australia and at three sites in U.S.  The study is nearing completion with the final five patients undergoing treatment.  The lead-in stage was to assess safety of the combination while the randomized stage will assess the benefit of the addition of PI-88 to DTIC. We anticipate that the trial will be completed in the first quarter of 2010.

Commercialization Strategy for PI-88

With the exception of Australia, worldwide rights to PI-88 have been licensed to Global TransBiotech Inc, who will further develop and commercialize the compound.  Progen has determined that the current phase 2 PI-88 melanoma trial, will be completed but no further development in melanoma by Progen is anticipated at this stage.

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

Two Phase I studies involving PG-11047 are being conducted simultaneously. Both trials were originally initiated by CellGate, Inc. Following the acquisition of CellGate, Inc. Progen has re-initiated both trials. The first trial at the University of Chicago was designed to evaluate the safety PG-11047 in advanced cancer patients that have failed all other treatment options or that have few treatment options open to them. This study is closed to enrollment and the primary objectives of the study were met.  A total of 46 patients were enrolled into the trial and all patients are off study. The maximum tolerated dose (MTD) identified in this study (610 mg) was significantly higher than previous studies with other polyamine analogues, which may imply that PG-11047 will be better tolerated than previous compounds. Progen expects that all data from this study will be collected and ready for analysis by the end of 2009.

The second Phase I trial is assessing the safety and efficacy of treating patients with PG-11047 in combination with other approved cancer therapies: Gemzar, Taxotere, Avastin, Tarceva, cisplatin, Sutent and 5-fluoracil. This trial will provide us with safety and dosing data to support a Phase 2 clinical program. To date this trial has enrolled approximately 130 patients.

PG500 Series

Potent inhibition has also been observed in other in vitro models such as the tube formation assay and the rat aortic angiogenesis assay. Daily treatment or twice weekly treatment significantly reduced angiogenesis in the in vivo AngioSponge™ model. Blocking these interactions inhibits the angiogenesis and metastasis processes critical in tumor growth and progression.

These compounds have also been shown to inhibit solid tumor progression in a variety of animal models of melanoma (B16F1 syngeneic mouse model), breast (T41 orthotopic mouse model), lung cancer (LLC/2 syngeneic mouse model), human colorectal cancer (HT29 xenograft model), human pancreatic cancer (MiaPaCa-2 xenograft model), human breast cancer (MDA-MB-231 xenograft model), human prostate cancer (PC3 xenograft model) and human liver cancer (HepG2 xenograft model and Hep3B orthotopic model). Importantly, these compounds also potently block the development of metastases as shown in the aforementioned B16F1, T41 and LLC/2 models.

Through a target product profile approach incorporating aspects such as efficacy, pharmacokinetics, toxicology and ease of manufacture we have identified PG545 as the lead compound. Pharmacokinetic studies have demonstrated that half-life of PG545 in mice or rats is in the region of 21-50 hours and elimination is reasonably slow. Thus, the current dosing schedule of a once weekly subcutaneous injection has been found to be sufficient to maintain significant antitumor activity in many of the cancer models mentioned previously. Non-GLP toxicology studies have been completed in mice, rats and dog and data supports progressing PG545 toward the clinic by initiating the definitive GLP toxicology studies.

This research program was partially funded by an AusIndustry START grant until June 2005. In August 2005, we were successful in being awarded a further AusIndustry grant known as a Commercial Ready Grant that continued to partially fund this program up to August 2008.

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

Manufacturing

PharmaSynth Pty Ltd, a subsidiary of the Company, operates a current good manufacturing practice, or cGMP, certified pilot manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis. Contract and consulting services revenues constituted 100% of our consolidated sales revenue in each of the fiscal years ended June 30, 2005, 2006, 2007, and 2008, respectively.

On July 2, 2008, this division was transferred into a wholly-owned subsidiary, PharmaSynth Pty Ltd (PharmaSynth). PharmaSynth’s business is the provision of contract pharmaceutical manufacturing development services and manufacture of material for phase 1 to phase 3 clinical trials.

Government Regulation

General

Regulation by government authorities in the U.S., Australia and other countries in which the Company operates is a significant factor in the development, manufacture and marketing of our proposed products and in our ongoing research and development activities. The nature and extent to which such regulation applies to us will vary depending on the nature of any products which may be developed by us. We anticipate that many, if not all, of our proposed products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures of the FDA and similar regulatory authorities in European and other countries. Various governmental statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage and recordkeeping related to such products and their marketing. The process of obtaining these approvals and the subsequent compliance with appropriate statutes and regulations require the expenditure of substantial time and money, and there can be no guarantee that approvals will be granted.

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

•                                          Development of chemistry, manufacture and control documentation, which demonstrates that the manufacture of the product conforms to GMP guidelines;

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

U.S. Government Regulation

FDA approval to market our drug products in the U.S. is expected to be undertaken by us or in conjunction with a commercial partner. The approval process of the FDA and TGA are similar, with substantial requirements for preclinical research, conduct of clinical trials, and manufacture of the product. Human clinical testing of a new drug requires the submission of an IND that must include the results of preclinical studies, together with manufacturing information and analytical data. We cannot make any assurances, however, that submission of an IND will allow us to commence clinical trials. In addition to the IND process, the clinical trial protocol also requires approval by the study sites Institutional Review Board (IRB), a similar process to the IEC review performed for Australian based trials. Furthermore, once trials have commenced, the FDA or IRB may stop the trials, or particular types of trials, by placing a “clinical hold” on such trials because of, for example, concerns regarding the safety of the product being tested. Such holds can cause substantial delay and, in some cases, may require abandonment of a product. In addition, Phase 4 clinical trials may be required by the FDA following initial license approval, to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. These clinical trials are often referred to as “Phase 3/4 post-approval clinical trials.”  Failure to promptly conduct Phase 4 clinical trials could result in withdrawal of product approval under accelerated approval regulations.

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

For a discussion of the risks and uncertainties associated with our intellectual property position, see “Risk Factors — Our success depends upon our ability to protect our intellectual property and our proprietary technology.”

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

The most material of these patents and patent applications being:

1.               PI-88 — Composition of matter and method of use patent families have been granted in countries including the U.S., Australia, Korea, Taiwan, China, South Africa and New Zealand. Further, the PI-88 composition of matter patent application has been accepted in Canada and filed in countries including Europe and Japan. The PI-88 composition of matter patent expires in 2016. Under laws such as the U.S. Waxman Hatch law, extensions for PI-88 patents are possible in some countries and we intend to maximize the opportunities to pursue such patent extensions.

2.               PG-11047 — There are two granted US composition of matter and method of use patents claiming compounds within a family of polyamines with defined formulae, including PG-11047. These patents have also been issued in Europe and are pending in other jurisdictions.

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

PI-88 (muparfostat) was out-licensed to Global TransBiotech on July 1, 2009. Under the agreement, Progen will retain the development and commercialization rights of muparfostat in Australia, and our subsidiary, PharmaSynth, will provide the technical and manufacturing support to US-based Global TransBiotech to develop and commercialize muparfostat elsewhere in the world, with an initial focus on Taiwan, China, Hong Kong and Singapore.  We are entitled to various milestone payments linked to progression in the development of muparfostat, as well as a royalty on product sales upon commercialization.

PG-11047. Progen acquired PG-11047 through the acquisition of CellGate, Inc.  In total, there are three agreements that involve milestone events related to CellGate products.

1.               The 2008 Progen Acquisition of CellGate Inc. (CellGate)

2.               The 2004 acqusition by CellGate of certain SLIL Biomedical Corp (SLIL) assets

3.               The 2004 licensing of certain Wisconsin Alumni Research Foundation (WARF) assets

We have ongoing milestone payments to make to CellGate Inc shareholders upon the achievement of certain clinical and regulatory milestones in respect of the acquired intellectual property. These milestone payments are one-off payments that become due on the first occurrence of the milestone by any of the CellGate acquired intellectual property. As PG-11047 is the lead compound acquired in the acquisition of CellGate, Inc. and it is likely to be the on-going development of this compound that triggers these milestone payments.

Further, CellGate acquired certain assets from SLIL Biomedical Corp, which also attract one-off milestone payments that become due on the first occurrence of the milestone.

Initially, SLIL Biomedical Corp licensed various compounds from the Wisconsin Alumni Research Foundation (WARF), including PG-11047.  The license with WARF imposes a series of negative milestones, meaning that we must pay upon failing to reach certain milestones.  In addition, the license includes a tiered royalty structure based on net sales of PG-11047.

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

Contract Manufacturing

The clients of our contract manufacturing business, PharmaSynth Pty Ltd, are mostly from the Australasia region with a limited number also from the United States. Our ability to compete with our competitors will depend on our ability to remain cost competitive, recruit and retain qualified personnel and maintain adequate levels of compliance with regulatory bodies.

Item 4.C.        Organizational Structure

Progen Pharmaceuticals Limited acts as an operating holding company of a group consisting of its directly held subsidiaries. Progen Pharmaceuticals Limited has the following subsidiaries:

	% Held	Country of Incorporation
PharmaSynth Pty Ltd	100	Australia
Progen Pharmaceuticals, Inc.	100	U.S.A. (Delaware)

On July 2, 2008 the Group’s manufacturing division was transferred into a wholly owned subsidiary, PharmaSynth Pty Ltd (PharmaSynth). PharmaSynth focuses on the provision of contract pharmaceutical manufacturing services.

Item 4.D.        Property, Plant and Equipment

The Company leases its principal offices at Toowong, a suburb of Brisbane, Queensland, Australia.

Progen Pharmaceuticals, Inc, a subsidiary of the Company, leased offices at 3 Twin Dolphin Drive, Redwood City, California, U.S.A. until September 30, 2009, when it was relocated to 2479 East Bayshore Road, Palo Alto, California, USA.

PharmaSynth Pty Ltd, a subsidiary of the Company, leases an 11,200 square foot fully-integrated pharmaceutical raw material manufacturing facility in Darra, also a suburb of Brisbane, Queensland, Australia. This manufacturing facility has the capability to develop and manufacture therapeutic products for worldwide markets and consists of 15 modular laboratories, each with a designated function.

This facility is used to manufacture a range of biological products, including the PI-88 active ingredient for clinical trials and preparation of PG545 for preclinical trials. It is equipped for the genetic manipulation of micro-organisms, cell culture, small and large-scale fermentation of micro-organisms, purification and downstream processing, freeze-drying, and sterile packing and filling.

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

The lease agreement on Progen Pharmaceutical, Inc.’s offices expires on October 31, 2010. We currently pay rental of US$3,734 per month for these premises.

The lease agreement on PharmaSynth Pty Ltd’s manufacturing facility is on a month to month basis with a 6 month notice period on termination.  This agreement will continue until a new lease or lease extension is put in place.  We pay a current rental of approximately $134,460 per annum.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report.

This discussion may contain forward-looking statements based on current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in “Item 3. Key Information — Risk Factors” above and elsewhere in this annual report.

Overview

We have incurred significant losses since our inception and as of June 30, 2009, our accumulated deficit was approximately $124.7 million. We devote a substantial portion of our financial resources to fund the development of our cancer product candidates and our drug discovery research efforts. Whether we incur operating losses for the financial year June 30, 2010 and beyond, and if so the extent of those losses depends on the research and development costs, licensing arrangements, success of our cancer product candidates and potential M&A activity.

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

Item 5.A.        Operating Results

Years ended June 30, 2009, 2008 and 2007

The functional currency for the Company’s operations is the Australian dollar.

The consolidated operating result for the year ended June 30, 2009 was a loss of $5.467 million, being a decrease of 79.1% over the 2008 loss of $26.148 million. The overall operating result for the year ended June 30, 2007 was a loss of $22.454 million.

Revenue from Operations

Our consolidated revenue from continuing operations for fiscal 2007, 2008 and 2009 is as follows (in AUD thousands):

	Years Ended June 30,
	2007	2008	2009
Revenue from manufacturing services	920	1,086	1,724
Interest income	1,746	5,392	3,216
Total revenue from continuing operations	$2,666	$6,478	$4,940

For the fiscal year ended June 30, 2009 revenues from manufacturing services division increased 58.7% to $1.7 million due to additional manufacturing contracts being received.

For the fiscal year ended June 30, 2008 revenues from manufacturing services increased 18.0% to $1.1 million due to a manufacturing contract awarded in the 2007 fiscal year being mostly invoiced in the 2008 fiscal year.

Interest income received varies from year to year depending on the amount of cash to invest and the interest rate prevailing at that time. The Company executed an equal-access share buy-back during April 2009, totaling $39.4 million, reducing the amount of cash available for investment.  This, accompanied with diminishing cash interest rates, resulted in the interest income for the fiscal year 2009 decreasing 40.4% to $3.2 million.

Research and Development Expenses

Our consolidated research and development expenses for compounds under development and discovery programs are as follows (in AUD thousands):

	Years Ended June 30,
	2007	2008	2009
PI-88	$4,125	$11,263	$1,393
PI-166	$42	$127	$47
PG-11047	—	$475	$2,037
PG500 Series and Heparanase discovery programPG 11047	$2,100	$2,850	$1,676
Epigenetics discovery program	—	$814	$1,217
General research and development expenses	$725	$616	$679
Total research and development expenses	$6,992	$16,145	$7,049

In fiscal year 2009 expenditure on our Research and Development initiatives decreased year on year by 56.3% to $7.049 million, primarily due to the reduced research activity following the cancellation of the PATHWAY phase 3 trial in July 2008.

In fiscal year 2009, we expended $0.7 million on the ongoing PI-88 Phase 2 Melanoma trial (2008: $1.0 million) and $2.9 million on drug discovery across PG545, PG562 and PI-166 (2008: $3.4 million).  Expenditure of $2.0 million was booked against the ongoing PG11047 phase 1 trial in the United States and a further $0.7 million was related to PI-88.

Our lead drug candidates, PG545 and PG-11047 are currently in preclinical and Phase 1 clinical trials respectively. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our drugs progress successfully through initial human testing, they may fail in later stages of development. Regulatory agencies, including the FDA and TGA, regulate many aspects of a product candidate’s life cycle, including research and development and pre-clinical and clinical testing. We or the regulatory authorities may suspend clinical trials at any time on the basis that the participants are being exposed to unacceptable health risks. Completion of clinical trials depends on, among other things, the number of patients available for enrollment in a particular trial, which is a function of many factors, including the availability and proximity of patients with the relevant condition. We rely on third parties to conduct clinical trials, which may result in delays and failure to complete trials if the third parties fail to perform or meet applicable standards. Our drug discovery efforts are still in the research phase and have not yet commenced pre-clinical development, which means they have not yet been tested on humans. We will need to commit significant time and resources to develop these product candidates.

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

Rentals on Operating Leases

Rentals on operating leases increased $210,000 or 61.4% in fiscal 2009 over 2008 to $552,000. This is due to an increase in the Progen Pharmaceuticals Limited corporate office upon negotiation of a new lease agreement.  Further, a CPI increase on the Pharmasynth premises and a full year of rental expense of Progen Pharmaceuticals, Inc. contributed to the increase.

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

Under the agreement, $2.0 million was to be paid on a PI-88 transaction event being achieved. The Company paid $1.8 million in full settlement of this obligation in November 2009.

Manufacturing facility expenses

On July 2, 2008 the manufacturing operations were transferred into the wholly owned subsidiary PharmaSynth Pty Ltd.  In fiscal year 2009, the segment result in the manufacturing business was a profit of $41,000, compared to a loss of $1.6 million in 2008. This increase was due to additional manufacturing contracts in 2009, as well as a reduction in staff and contracting costs from the prior year.

In fiscal year 2008, the manufacturing business cost was $182,000 higher than the 2007 result, primarily due to the payment of $87,000 in redundancy payments and $85,000 paid to consultants in assessing our PI-88 manufacturing operations.

The manufacturing business focuses on the provision of contract pharmaceutical development services by leveraging the skills developed through PI-88 development and manufacture of material for phase 1 to phase 3 clinical trials.

The costs are primarily salaries and wages, manufacturing consumables and overheads associated with our Darra manufacturing facility.

Geographical segments

Geographical segments are determined based on the location of the Group’s research and development operations.  The Group operates research and development segments in both Australia and the USA.

The segment result for Australia was a loss of $1.3 million compared to a loss of $24.3 million in 2008.  The variance is primarily due to the reduction in research and development expenses following the cessation of the PATHWAY Phase 3 trials and the foreign exchange gain booked in 2009.

The segment result for the USA was a loss of $4.1 million compared to a loss of $1.8 million in 2008.  The increased loss is primarily due to a full year of operations from our subsidiary, Progen Pharmaceuticals Inc. which was acquired in February 2008.

Depreciation expense

Depreciation expense decreased $22,000 in fiscal 2009 to $401,000. In fiscal year 2008, depreciation expense decreased $78,000 from 2007 to $423,000.  These decreases in depreciation are due primarily to assets becoming fully depreciated.

Other Income (Expenses)

We realized total net other income of $7.0 million in fiscal 2009, compared with $1.4 million in fiscal 2008 and $1.1 million in fiscal 2007. The components of Other Income (Expenses) as shown in our statements of income included elsewhere in this annual report are (in AUD thousands):

	Years Ended June 30,
	2007	2008	2009
Grant income	$1,073	$1,316	$83
Gain (loss) on derivative	—	$(249)	$508
Unrealized foreign exchange gain	—	—	$6,319
Other income	$40	$54	$111
Total other income	$1,113	$1,121	$7,021

Grant income relates to the funding we receive for our drug discovery program under the Commercial Ready grant. The Commercial Ready grant partially funded our PG500 Series and Heparanase drug discovery programs for the three years beginning August 2005. Grant income in the 2007 fiscal year was received under the Commercial Ready grant. The grant was based on a 50% re-imbursement of eligible expenditure and therefore is directly related to level of expenditure incurred on this program. Grant income decreased $1.2 million in fiscal 2009 as the grant expired in August 2008.  Compared to 2007, grant income increased $243,000 in fiscal 2008 as there was an increase in eligible, or claimable, expenditure as described above under PG500 Series and Heparanase discovery program expenses under the above analysis of Research and Development Expenses.

Income Taxes

The Group has tax losses arising in Australia of $137.9 million (2008: $127.8 million, 2007: $100.4 million) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. The Company has US federal and state net operating loss carry-forwards of approximately US$3,380,000 and US$3,830,000, which have a carry forward period between 2028 — 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

Item 5.B.        Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have financed our operations primarily through public and private sales of equity securities totaling approximately $191.3 million in net proceeds. The Company ended the 2009 fiscal year with cash and cash equivalents totaling $28.0 million compared with $76.8 million at the end of fiscal 2008.  The material change in cash is primarily due to the off market share buy-back completed in April 2009, totaling $39.4 million.  The cash balance at the end of fiscal 2009 consisted primarily of highly liquid interest bearing investments, typically bank bills with maturities of three months or less or deposits on call. Investments are made in accordance with a Board approved Investment Policy. We believe that these investments do not constitute any material market risk exposure. The majority of cash and cash equivalents held at June 30, 2009 were in Australian dollars with the company maintaining a small balance of US dollars to service its US operating subsidiary, Progen Pharmaceuticals, Inc.

Cash Flows from Operating Activities

Cash of $15.8 million was disbursed during the year to fund consolidated net operating activities, compared to $15.6 million in 2008 and $9.1 million in 2007. In 2009, savings from the cancelled PATHWAY trials were offset by cash outflows for management consultants, legal fees and the settlement of the remaining PATHWAY liabilities, which made up the bulk of the $5.092 million decrease in trade and other payables throughout the year.

The increase in cash expended in fiscal 2008 over 2007 of $6.6 million is commensurate with the $9.1 million increase in Research and Development expenditures and $1.8 million in Administration expenditure (excluding the unrealized foreign exchange loss of $3.8 million).

Cash Flows from Investing Activities

Cash outflows from investing activities included $109,000 on the purchase of plant and equipment (2008: $354,000, 2007: $254,000) and an inflow of $259,000 related to the settlement of a forward exchange contract used to hedge our foreign currency exposure during 2008.

During 2008, cash outflows from investing activities also included $1.1 million on costs related to the acquisition of CellGate, Inc. The acquisition consideration was funded by cash of $360,000 and by the issue of 806,224 shares at $1.85 per share. The net cash acquired with this acquisition amounted to $930,000, of which $803,000 was immediately used to repay an outstanding loan.

Cash Flows from Financing Activities

Cash outflows from financing activities in the fiscal year 2009 of $39.420 million relates entirely to the off-market, equal-access share buy-back undertaken by the company in April 2009. The shares were bought back at $1.10 which was $0.22 more than the volume weighted average price over the 60 days prior to the date of the buy-back. The buy-back was carried out to return funds to shareholders following the reduced cash requirement of the company due to the cessation of the PATHWAY Phase 3 trial.

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

Funding Requirements

Currently there are no significant commitments for capital expenditure. However, the group expects to incur substantial future expenditure in light of the oncology clinical programs and drug discovery programs.  The company has continued funding the phase 1 clinical trial assessing the safety of PG11047 alone and in combination with approved cancer drugs. The phase 2 PI-88 trial in melanoma is currently treating its final patients and is expected to be completed during 2010.  Preclinical studies in the PG545, PG562 and PG11144 compounds will continue throughout the 2010 financial year.  The group’s heparan sulfate mimetic drug discovery program is now fully funded by the company following the completion of the AusIndustry Commercial Ready grant which expired in August 2008.

At 30 June, the Group has outstanding commitments of $2.4 million, of which $1.4 million relates to the Phase 1 clinical trial of PG11047 and $233,000 is committed to the PI-88 Phase 2 melanoma trial.  The group has also committed to paying its various insurance premiums of $432,000 over the next fiscal year.  No further funds are expected to be expended with regard to the PATHWAY trial termination.

Under the terms of the agreement terminating the strategic alliance with Medigen Biotechnology Corporation we were obligated to pay a further $2.0 million on PI-88 achieving a specified commercial milestone or a transaction event being achieved.   As part of a settlement agreement dated November 18, 2009, this milestone is no longer payable.

Future cash requirements will depend on a number of factors, including the scope and results of preclinical studies and clinical trials, continued progress of research and development programs, including in-licensing and corporate development activities, the ability to generate revenues from contract manufacture services, the ability to generate revenues from the commercialization of drug development efforts and the availability of other funding.  Based on our current commitments our working capital is sufficient to meet our present requirements.

Item 5.C.        Research and development, patents and licenses, etc.

Refer to Research and Development Expenses under Item 5.A.

Item 5.D.        Trend Information

Following the cessation of the PATHWAY Phase 3 trial in July 2008, there was a significant decrease in research and development expenditures.  The Company still has a Phase 2 clinical trial underway in metastatic melanoma in Australia and a Phase 1(a) trial underway in the USA which are far less resource-intensive than the PATHWAY Phase 3 trial which was underway during 2008.

In April 2009, the company returned capital totaling $39.4 million to shareholders via an equal access share buy-back scheme.  This was to reduce excess capital which was initially raised to fund the PATHWAY trial which was cancelled in July 2008.  Despite the buy-back, the Company maintained a balance of $28.0 million cash at the end of the 2009 fiscal year which it will utilize to fund its development programs in the coming years. AS A RESULT OF THE ABOVE THERE IS SIGNIFICANT UNCERTAINTY AS TO THE FUTURE DIRECTION AND OPERATIONS

OF THE COMPANY.

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

Item 5.F.        Tabular Disclosure of Aggregate Contractual Obligations

As of June 30, 2009, we had known contractual obligations and commitments of $2.4 million. Of this amount $1.7 million relates to sponsored research commitments and estimates to fund the ongoing trial of PG-11047 and to complete current trials of PI-88 (melanoma) and PG-11047 and an estimate of costs to be incurred in winding down the PATHWAY trial. The remaining $0.7 million relates to the following: payment of our insurance premium ($432,000), our current operating lease obligations including the lease of our premises ($223,000), and other commitments ($119,000) most of which relates to payment obligations under various consulting and advisory agreements.

Under the terms of the agreement terminating the strategic alliance with Medigen Biotechnology Corporation we are required to pay Medigen $2.0 million upon PI-88 achieving a specified commercial milestone.  This has not been included as the commercial milestone has not been achieved.

The following table sets forth our aggregate contractual obligations for the three years following June 30, 2009 (in AUD thousands):

	Payments Due by Period
Contractual obligations	Total	< 1 year	1-3 years
Operating leases	223	223	—
Sponsored research and clinical trial obligations and commitments	1,672	1,582	90
Insurance premium funding	432	432	—
Other commitments	119	119	—
Total	$2,446	$2,356	$90

We do not have any contractual obligations that extend beyond the next three years.

ITEM 6.          DIRECTORS, SENIOR MANAGMENT AND EMPLOYEES

Item 6.A.       Directors and Senior Management

The following table sets forth certain information as of June 30, 2009 about our directors and executive officers:

Name	Age	Position
T. Justus Homburg	53	Managing Director (resigned as Director July 1, 2009, ceased employment as CEO on November 18, 2009)
Stephen Chang	60	Non-Executive Director (resigned as Director July 1, 2009)
Dr. Wolf Hanisch	56	Non-Executive Director (resigned as Director July 1, 2009)
Paul Dixon	26	General Manager Finance and Company Secretary
Dr. Laurence Marton	65	Chief Scientific Officer

Mr. Justus Homburg was appointed Managing Director and CEO in March 2006 having joined Progen as COO in January 2006. Mr. Homburg has had an international career working in the pharmaceutical and life sciences industries in the U.S., Australia, Europe and Asia. His experience ranges from the multi-national biotechnology giant Monsanto Company through to start up organizations such as Chirogen.

Mr. Homburg spent more than a decade at Monsanto Company (1990 — 2001) and during his senior management time there he focused on new technology and business commercialization, technology in and out-licensing, mergers and acquisitions, joint ventures, capital raisings, and the development of international markets. His roles included Regional Business Management (Monsanto Chemicals), Division Management (Growth Enterprises), and Strategic Planning (Monsanto Agricultural Products).

Prior to his business career, Mr. Homburg held a faculty position at the University of Michigan and was a Fulbright Scholar. He holds an MBA from the University of Washington and degrees from Iowa State University, Southern Illinois University and The University of Utrecht.

Mr. Stephen Chang is a founding director of Progen Pharmaceuticals Limited and has served as chairman in the period from 1990 to 1994 and again since 1999 until March 2008 when he resigned as a Chairman and continued his service as a non-executive director. He served as chairman of Taiwan-based Medigen Biotechnology Corporation during its inauguration. Mr. Chang was general manager and director of Australia Pacific Electric Cables Pty Ltd and is currently director of Capac International Pty Ltd. Prior to 1987 he was Technical Manager and Senior Engineer with Taiwan Pacific Group, a large Taiwanese conglomerate specializing in the IT industry.

Dr Wolf Hanisch has nearly 30 years experience in managing small to medium size companies through the early stages of drug development. His main focus has been on the healthcare field, particularly biotechnology, since its inception in 1979 in California. His recent experience has included CEO, founder and director of CBIO, CEO of Bresagen and Non-executive director of Analytica Ltd and Psiron Ltd. Prior to his Australian experience Dr Hanisch spent two decades working in various international scientific positions at IDEC Corporation (now Biogen IDEC), Cetus

Corporation and Abbot Laboratories.

Mr. Paul Dixon Paul Dixon joined Progen in late 2008 on a contract basis and has since commenced as General Manager Finance.  Paul’s duties include ASX and statutory reporting, audit management, company secretarial duties, oversight of the finance team and internal controls.

Prior to joining Progen, Paul was Group Financial Controller for ASX listed manufacturing company Style Limited, where he was responsible for ASX reporting and the management of the international finance function.  Prior to this, Paul held accountancy positions with Rio Tinto Coal Australia, Mack Trucks Australia and Betta Stores Limited.

Dr. Laurence Marton MD joined Progen in February 2008 as Chief Scientific Officer. Prior to joining Progen, Dr. Marton was the Chief Scientific Officer of CellGate and before that Chief Scientific and Medical Officer of SLIL Biomedical Corporation, both companies focused on the discovery and development of novel polyamine analogs and other compounds for the treatment of cancer and other serious diseases. Dr. Marton was previously Dean of the University of Wisconsin-Madison Medical School and before that Chaired the Department of Laboratory Medicine at the University of California, San Francisco. He is a leading expert with extensive experience in the fields of cell growth and drug development. His work is focused on the use of polyamines in treating human diseases related to aberrant cell growth, including cancer and infectious diseases.  His research has resulted in more than 180 original publications, 60 scientific reviews and chapters, four books, and numerous patents, and his work has been acknowledged internationally. Dr. Marton serves as a consultant for industry and for governmental and academic institutions.  He serves on the Board of the Foundation for Cardiovascular and Transplant Research and was appointed by the Governor of Wisconsin to the Wisconsin Technology Council.  Dr. Marton received his BA from Yeshiva University and his MD from the Albert Einstein College of Medicine.

Our executive officers are appointed by, and serve at the pleasure of, our board of directors. There are no family relationships among our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

Item 6.B.                Compensation

The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2009:

Table 1: Non-executive directors’ remuneration for the year ended June 30, 2009.

		Short term			Post employment		Share- based payment
				Non
		Salary	Cash	monetary		Termination
Directors		and fees	bonus	benefits	Superannuation	payment	Options	Total
		$	$	$	$	$	$	$

Mal Eutick(1)	2009	67,788	—	—	6,101	—	—	73,889
	2008	67,043	—	—	6,034	—	—	73,077

Stephen Chang(2)	2009	119,730	—	—	5,826	—	—	125,556
	2008	258,495	—	—	32,167	145,000	—	435,662

John Zalcberg(3)	2009	12,608	—	—	1,135	—	—	13,743
	2008	55,046	—	—	4,954	—	—	60,000

Patrick Burns(1)	2009	44,333	—	—	—	—	—	44,333
	2008	60,000	—	—	—	—	—	60,000

John Lee(1)	2009	45,000	—	—	—	—	—	45,000
	2008	19,450	—	—	—	—	—	19,450

Rob Williamson(1)	2009	44,333	—	—	—	—	—	44,333
	2008	19,450	—	—	—	—	—	19,450

Wolfgang Hanisch(4)	2009	11,526	—	—	4,307	—	—	15,833
	2008	—	—	—	—	—	—	—

Total - Non-executive Directors	2009	345,318	—	—	17,369	—	—	362,687
	2008	479,484	—	—	43,155	145,000	—	667,639

(1) Resigned March 27, 2009

(2) Resigned as Executive Chairman on 3 March 2008 and continued as Non-Executive Director until March 27, 2009 when he was appointed as Non-Executive Chairman until July 1, 2009

(3) Resigned September 4, 2008

(4) Appointed March 27,2009

		Short term				Post employment			Share- based payment
				Non
Other key		Salary	Cash	monetary				Termination
management personnel		and fees	bonus	benefits		Superannuation		payment	Options	Total
		$	$	$		$		$	$	$

T Justus Homburg (10)	2009	295,083	—	18,959	(1)	25,377		—	32,099	371,518
	2008	287,703	138,608	7,386		28,889		—	135,259	597,845

Linton Burns (3)	2009	93,707	—	—		28,151		—	—	121,858
	2008	190,000	68,807	—		23,293		—	109,609	391,709

Anand Gautam (7)	2009	—	—	—		—		—	—	—
	2008	150,744	—	—		13,200		100,000	54,304	318,248

Sarah Meibusch (4)	2009	138,680	50,000	—		15,586		98,942	11,061	314,269
	2008	117,546	—	—		10,579		—	109,609	237,734

James Garner (5)	2009	89,974	—	—		7,322		—	—	97,296
	2008	175,000	—	—		15,750		—	55,305	246,055

John Devlin(6)	2009	17,363	—	—		8,022		23,077	—	48,462
	2008	150,000	—	—		13,500		—	55,305	218,805

Laurence Marton(9)	2009	419,004	—	—		30,115	(2)	—	30,416	479,535
	2008	133,268	—	—		11,711	(2)	—	36,073	181,052

Michael Fitzgerald	2009	169,888	15,051			14,902	(2)	—	13,314	213,155
	2008	—	—	—		—		—	—	—

Paul Dixon (8)	2009	34,763	—	—		3,129		—	—	37,892
	2008	—	—	—		—		—	—	—

Total - Other key management personnel	2009	1,258,462	65,051	18,959		132,604		122,019	86,890	1,683,985
	2008	1,204,261	207,415	7,386		116,922		100,000	555,464	2,191,448

(1) This represents a car under a novated lease arrangement.

(2) This represents US based health plans

(3) Resigned January 9, 2009

(4) Resigned May 6, 2009

(5) Resigned December 8, 2008

(6) Resigned September 4, 2008

(7) Resigned May 29, 2008

(8) Appointed April 3, 2009

(9) Appointed February 6, 2008

(10) Ceased employment November 18, 2009

Item 6.C.                Board Practices

We currently have six directors. Our constitution provides that at least one-third of our directors (except the managing director) must retire at each annual general meeting of shareholders. As a result, only a portion of our board of directors will be elected each year.

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

Audit Committee.  Our audit committee currently consists of Mr. Heng Tang (Chair), Dr. Julie Cherrington and Mr. Stuart James, all of whom are non-management members of our board of directors. The authority and responsibilities of our audit committee are set forth in its charter and includes:

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

Remuneration Committee.  Our remuneration committee currently consists of Mr. Thomas Burt (Chair), Mr. Stuart James and Dr. Julie Cherrington, who are non-management members of our board of directors. The function of our remuneration committee includes:

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

•                  John Chiplin, Chief Executive Officer and Managing Director. Term of agreement – 6 months, capable of termination on written notice.

•                  P Dixon, General Manager of Finance and Company Secretary. Term of agreement – unlimited, capable of termination on 12 weeks’ notice.

•                  Dr. L Marton, US-based Chief Scientific Officer. Term of agreement – unlimited, capable of termination on 180 days notice.

Item 6.D.                Employees

The number of persons, including executive directors, employed by the Company, as of June 30, 2009, 2008 and 2007, broken down by activity is shown below.

	As of June 30,
	2007	2008	2009
Management and administration	13	13	7
Research and development	20	18	9
Manufacturing	17	10	9
Total	50	41	25

During fiscal 2008 we restructured our manufacturing and drug discovery divisions (part of research and development). The restructure involved 8 redundancies in manufacturing and 4 in drug discovery.

We had 4 employees based in the U.S. (two in research and development and two in management and administration) as at June 30, 2009. All remaining employees are based at either our corporate offices in Toowong, Queensland or at our research and manufacturing facility at Darra, Queensland.

None of our employees are represented by a labor union, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Following the wind-down of the PATHWAY trial we made a further 9.5 full time equivalent staff redundant. In addition several staff have resigned during fiscal 2009 without being replaced.

Item 6.E.                Share Ownership

The following table sets forth, for each director or senior executive of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of December 2, 2009.

Name	Number of Issued Ordinary Shares	Percentage of Issued Ordinary Shares (1)	Number of Ordinary Shares Issuable Pursuant to Options
Heng Hsin Tang	1,500	*	—
Thomas Burt	—	—	—
Stuart James	—	—	—
John Chiplin	—	—	—
Julie Cherrington	—	—	—
Tzong Pai Lin	—	—	—
Laurence Marton	—	—	—
Paul Dixon	—	—	—
All directors and executive officers As a group (7 persons)	1,500	0.0%	0

Option Plans

The following director and employee option plans were in existence during the fiscal year ending June 30, 2009. The plans are overseen by the Remuneration Committee which determines the terms under which eligible individuals may participate.  No options were granted during the 2009 fiscal year.

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

In November 2004, our shareholders approved the directors and employee option incentive plan. All our directors and all employees, whether full time or part time, are eligible to participate in this plan. The minimum exercise price of options granted under this plan shall not be less than the average closing share price as recorded on the Australian Securities Exchange in the five business days preceding the grant of those options. The expiry date of options issued under this plan cannot exceed 10 years from the date of grant.  As of December 2, 2009, there were outstanding options to purchase an aggregate of 967,000 ordinary shares under this plan.

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.                Major Shareholders

The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 5% or more of the Company’s ordinary shares, as of December 11, 2007, January 9, 2009 and December 2, 2009, each being the most recent practicable date before reporting for the last three fiscal years.

	2007		2008		2009
Name and Address	# of Shares	% of issued shares	# of Shares	% of issued shares	# of Shares	% of issued shares
Su Hua Chuang, Fu Ying Wang, Fu Mei Wang, Pai-Mao Lin (1)	N/A	N/A	N/A	N/A	2,122,781	8.59
Manifest Capital Management Pty Ltd	3,538,260	5.96	3,538,260	5.86	N/A	N/A
Northcape Capital Pty Ltd	3,575,289	6.02	4,979,043	8.23	N/A	N/A
Medigen Biotechnology Corp (2)	1,363,882	2.30	1,363,882	2.26	2,096,482	8.48
CCH Investment Corp & Tzu Liang Huang (2)	N/A	N/A	N/A	N/A	1,243,251	5.03

(1)          Substantial holder notice lodged 9 June 2009

(2)          Substantial holder notice lodged 14 July 2009

As of November 2, 2009, a total of 2,599,076 ordinary shares (or 10.51% of the total number of our ordinary shares then outstanding) were held by five registered holders with registered addresses in the United States. As the majority of these ordinary shares were held by brokers or other nominees, the number of record or registered holders in the US is not representative of the number of beneficial holders in the US or of the residence of the beneficial holders. There are no different voting rights for major shareholders.

On August 5, 2009, the Company announced that it had commenced legal proceedings in the Supreme Court of Queensland against a group of shareholders alleged to have contravened section 606 of the Corporations Act 2001. The alleged contraventions relate to the Respondents (together having an interest in the shares of Progen greater than 20%) acting in concert for the purpose of controlling or influencing the composition of the board of Progen.  On November 18, 2009, a settlement was reached with a number of key respondents representing 19.32% of the voting shares.  The parties to the settlement agreed that in respect of board composition resolutions at general meetings, the votes would be assigned to Stuart James as Chairman.  This arrangement is in place for 18 months from the date of settlement.

Except for the circumstances mentioned above, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons severally or jointly, and we disclaim control by the companies, entities or individuals listed in the table above. We do not know of any arrangements in place that could result in a change in control of our company.

Item 7.B.                Related Party Transactions

Except as disclosed herein and elsewhere in this annual report, there were no material transactions to which we were a party and in which any of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) were involved since July 1, 2009.

None of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) was indebted to us at any time since July 1, 2009.

ITEM 8.                                                   FINANCIAL INFORMATION

Item 8.A.                                               Financial Statements and Other Financial Information

Our audited financial statements and related notes for our fiscal years ended June 30, 2007, 2008 and 2009 are contained on pages F-1 through F-47 of this annual report.

Export Sales

The following table indicates the percent of revenues derived from export.

	For the Years Ended June 30,
	2007	2008	2009
Contract manufacture export revenues	$25,000	$380,000	$328,000
% of total revenues derived from export	2.7%	35.0%	19.0%

The percentage of contract manufacturing revenues derived from customers outside Australia fluctuates as these contracts are typically ad-hoc in nature.

In fiscal 2009 we derived 73.0% of our total revenues from one Australian based customer. In fiscal 2008 and 2007, we derived 65.0% and 97.3% respectively of our total revenues from this same customer.

Legal Proceedings

On August 5, 2009, the Company announced that it had commenced legal proceedings in the Supreme Court of Queensland against a group of shareholders alleged to have contravened section 606 of the Corporations Act 2001 (the Act). The alleged contraventions relate to the Respondents (together having an interest in the shares of Progen greater than 20%) acting in concert for the purpose of controlling or influencing the composition of the board of Progen.

On November 18, 2009, the Company reached a settlement with a number of Key Respondents totaling 19.32% of the voting power.  The settlement included undertakings from the Respondents not to cause a general meeting of members of Progen to be convened under any of sections 249D, 249E, 249F or 249G of the Corporations Act (the Act) for a period of 18 months and not to cause a resolution to be considered at a general meeting of members under sections 249N and 249O of the Act for a period of 18 months, concerning resolutions electing, appointing or removing a director or otherwise affecting the tenure of directors or the composition of the Board.  Further, Progen agreed to pay Medigen Biotechnology Corporation $1.8 million and cease the employment of Mr. Justus Homburg, CEO immediately.

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

Price Range of Ordinary Shares

Australian Securities Exchange (ASX)

The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2005	6.22	2.04	23,242,125
Fiscal year 2006	4.04	2.35	24,427,032
Fiscal year 2007	9.49	2.52	53,491,809
Fiscal year 2008	4.54	1.20	47,820,800
Fiscal year 2009	1.34	0.57	37,768,800
Quarterly Data:
First Quarter 2008	2.55	1.28	7,653,400
Second Quarter 2008	2.13	1.20	8,920,400
Third Quarter 2008	1.28	0.58	13,846,600
Fourth Quarter 2008	0.92	0.60	14,951,100
First Quarter 2009	0.93	0.75	7,284,900
Second Quarter 2009	1.08	0.71	1,686,200
Third Quarter 2009	0.85	0.58	899,200
Monthly Data:
July 2009	0.85	0.71	99,000
August 2009	0.75	0.60	362,900
September 2009	0.65	0.58	437,300
October 2009	0.66	0.57	220,400
November 2009	0.60	0.50	134,000

NASDAQ Capital Market

The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the NASDAQ Capital Market during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2005	4.71	1.60	4,411,100
Fiscal year 2006	3.15	1.71	1,628,400
Fiscal year 2007	7.78	1.81	23,776,100
Fiscal year 2008	4.01	1.12	5,652,400
Fiscal year 2009	1.29	0.15	4,372,700
Quarterly Data:
First Quarter 2008	2.23	1.22	805,500
Second Quarter 2008	1.92	1.12	832,800
Third Quarter 2008	1.26	0.45	2,378,400
Fourth Quarter 2008	0.67	0.30	1,601,900
First Quarter 2009	0.62	0.31	180,600
Second Quarter 2009	0.80	0.30	211,800
Third Quarter 2009	0.75	0.32	201,800
Monthly Data:
July 2009	0.70	0.41	14,800
August 2009	0.75	0.32	75,600
September 2009	0.68	0.45	111,400
October 2009	0.61	0.50	52,300
November 2009	0.54	0.40	63,900

On December 2, 2009, the closing sales price of the ordinary shares as reported on the ASX and the NASDAQ Capital Market was $0.53 and US$0.45, respectively.

Price Range of Warrants

Australian Securities Exchange (ASX)

The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our warrants as reported on the ASX during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2008	1.40	0.05	1,100,200
Fiscal year 2009	0.25	0.001	311,300
Quarterly Data:
Third Quarter 2007	1.40	0.48	275,600
Fourth Quarter 2007	0.93	0.35	264,800
First Quarter 2008	0.60	0.05	474,100
Second Quarter 2008	0.31	0.10	85,700
Third Quarter 2008	0.25	0.01	102,500
Fourth Quarter 2008	0.01	0.01	—
First Quarter 2009	0.10	0.001	201,000
Second Quarter 2009	0.001	0.001	7,800
Third Quarter 2009	0.001	0.001	86,100
Monthly Data:
July 2009	0.001	0.001	—
August 2009	0.001	0.001	78,100
September 2009	0.001	0.001	8,000
October 2009	0.001	0.001	—
November 2009	0.001	0.001	—

Nasdaq Capital Market

There has been no trading in our warrants on the Nasdaq Capital Market to date.

On December 2, 2009, the closing sales price in of the warrants as reported on the ASX and the Nasdaq Capital Market was $0.001 and N/A, respectively.

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

The Principles of Good Corporate Governance and Best Practice Recommendations (BPRs) released by the Australian Securities Exchange (ASX). Current practice in Australia recognizes that the BPRs are guidelines only. If a company considers that a recommendation is not appropriate to its particular circumstances, it has the flexibility not to adopt it but is required to provide a statement in the annual report for not following it (ASX Listing Rule 4.10). As stated in our 2009 Annual Report the Company’s corporate governance practices are largely consistent with the BPR’s.

On September 4, 2008 we received a letter from the Nasdaq Stock Market notifying the Company that for the last 30 consecutive business days prior to September 4, the bid price for the Company’s ordinary shares has closed below the minimum US$1.00 per share requirement for continued inclusion under Nasdaq Marketplace Rule 4320(e)(2)(E)(ii) (The “Rule”).  Following correspondence with the Nasdaq Stock market, we now have until December 22, 2009 to obtain compliance with the bid price rule.

To regain compliance with the minimum bid price requirement, Progen’s ordinary shares must meet or exceed the US$1.00 share price for 10 consecutive business days.  If the Company does not regain compliance with the Rule by December 22, 2009, we will receive written confirmation that the Company’s securities will be delisted from The Nasdaq Stock Market.  We cannot make any assurance that the Company’s securities will continue to be listed on The Nasdaq Capital Market.

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

The financial statements for the period ended June 30, 2008 include the financial impact $2,029,000 on MBC completing the second clinical milestone in relation to the PI-88 phase 2 HCC trial (this obligation was satisfied via the issue of 732,600 shares of which 171,240 were newly issued shares and 561,360 were acquired on-market and re-issued to MBC) and $2,000,000 paid to MBC on PI-88 achieving a specified clinical milestone.  There was no impact on the financials for fiscal year 2009.

A further $2,000,000 was to be paid on a defined PI-88 commercialization milestone or transaction event being achieved. As part of the settlement reached on 18 November, 2009, Progen was released of this obligation.  Refer to “Item 8.A. Financial Statements and Other Financial Information” for further details on the settlement.

There are no further obligations to Medigen under the Termination Agreement.

License agreement with Global TransBiotech Inc.

On July 1, 2009, the Company entered into a binding agreement with Global TransBiotech Inc. for the global licensing of muparfostat, Progen’s lead anti cancer compound formerly known as PI-88.

Under the agreement, Progen retains the development and commercialization rights of muparfostat in Australia, and PharmaSynth will provide the technical and manufacturing support to US-based Global TransBiotech to develop and commercialize muparfostat elsewhere in the world, with an initial focus on Taiwan, China, Hong Kong and Singapore.

In addition to assuming all further costs associated with the development and commercialization of muparfostat outside of Australia, Global TransBiotech will make milestone payments of approximately US$5 million to PharmaSynth, as well as royalties on muparfostat sales.

Items 10.D.     Exchange Controls

In the early 1980s, the Australian Government began a program of deregulation of the Australian financial sector. This led to the introduction of competition from foreign banks and, perhaps more notably, the deregulation of foreign exchange controls. Deregulation has been at the forefront of Australian Government policy since the early 1980s and, except as discussed below, there are no laws or regulations in Australia that restrict the export or import of capital or affect the remittance of dividends or other payments to holders of our ordinary shares who are non-residents of Australia, subject to withholding taxes under Australian law with respect to remittances of dividends (to the extent the taxes on the dividends are not paid by us) and interest payments. See “Taxation” below.

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

Australian Tax Consequences

Non-Australian residents are liable to pay tax on income derived from Australian sources.  The mechanism by which that tax is paid (for non-residents who have no permanent establishment in Australia or where the income is not connected with a permanent establishment) is known as withholding tax. Dividends paid by a resident Australian company to a resident of the United States of America are subject to withholding tax at the rate of 15%. The rate of withholding tax on dividends is normally 30%, but since the United States has concluded a double tax treaty agreement with Australia, the rate is reduced to 15%. It should be noted, however, that under Section 128B(3) of the Tax Act, to the extent that dividends paid to non-residents have been franked (generally where a company pays tax itself), such dividends are exempt from withholding tax. “Franked dividends” is the expression given to dividends when the profits out of which those dividends are paid have been taxed in our hands. Accordingly, an Australian company paying fully franked dividends to a non-resident is not required to deduct any withholding tax. Dividends on which withholding tax has been paid are not subject to any further Australian tax. In other words, the withholding tax represents the final Australian tax liability in relation to those dividends.

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

Stamp Duty

Any transfer of shares through trading on the ASX and NASDAQ, whether by Australian residents or foreign residents, are not subject to stamp duty.

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

Subject to certain exceptions for short-term and hedged positions, any dividend that a non-corporate holder receives on an ordinary share in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the U.S. Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a PFIC. The ordinary shares are listed on the Nasdaq Capital Market, which should qualify them as readily tradable on an established securities market in the United States. In any event, the double tax treaty between Australia and the U.S. (the “Treaty”) satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, we believe that we should be a resident of Australia entitled to the benefits of the Treaty. However, because the facts relating to our entitlement to the benefits of the Treaty can change over time, there can be no assurance that we will be entitled to the benefits of the Treaty for any taxable year. Based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our June 30, 2009 taxable year. Based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, it is possible that we could be classified as a PFIC for our June 30, 2010 taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year. In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our June 30, 2009 taxable year. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.

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

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal and, at the same time, maximize income without significantly increasing risk. At June 30, 2009, our cash and cash equivalents consisted primarily of highly liquid investments with maturities of three months or less. We believe that these investments do not constitute any material market risk exposure.

In fiscal 2009 the majority of our operating expenses were denominated in Australian dollars, however there were expenses incurred in U.S. dollars in relation to the wind-down of our Phase 3 trial of PI-88 and funding our U.S. subsidiary Progen Pharmaceuticals, Inc. From time to time, in order to reduce our exposure to foreign currency exchange rate risks, we buy and hold foreign currencies to cover our operating expenses denominated in those currencies. We also, from time to time, attempt to hedge our currency exchange risk. At June 30, 2008, we held a foreign currency forward contract of $5.0 million in U.S. dollars as we had a large holding of U.S. Dollars at that time.  Following the wind-down of the PATHWAY trial, we have significantly reduced our U.S. dollar holdings and subsequently our exposure to currency exchange risk.

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

The table below reflects all payables and derivative financial instruments as of June 30, 2009 and 2008. For derivative financial instruments the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial assets and liabilities without fixed amount or timing are based on the conditions existing at June 30, 2009.

The remaining contractual maturities of the Group’s and parent entity’s financial liabilities are (in AUD thousands):

	June 30,
	2009	2008
6 months or less	3,879	12,043

Foreign currency risk

During the first half of 2009, the Group significantly reduced its U.S. dollar holdings following the cancellation of the PATHWAY Phase 3 trials.

At June 30, 2009 and 2008, the Group had the following exposure to US$ currency that is not designated in cash flow hedges (in AUD thousands):

	June 30,
	2009	2008
Financial assets
Cash and cash equivalents	4,897	29,441
	4,897	29,441
Financial liabilities
Trade and other payables	504	4,655
	504	4,655
Net exposure	4,393	24,786

At June 30, 2009 and 2008, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows (in AUD thousands):

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2009	2008	2009	2008
Consolidated
AUD/USD + 20%	(732)	(1,180)	—	(3)
AUD/USD -15%	775	2,754	—	6

Parent
AUD/USD +20%	(734)	(1,171)	—	—
AUD/USD -15%	778	2,734	—	—

The sensitivity is lower in 2009 than 2008 due to significant reduction in US Dollar cash and cash equivalents in 2009. The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Refer note 8 on page F-24 for details on the Groups cash and cash equivalents at 30 June 2009.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the balance sheet date.

At June 30, 2009 and 2008, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows (in AUD thousands):

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2009	2008	2009	2008

Consolidated
+ .5% (50 basis points)	421	384	—	—
- 1% (100 basis points)	(140)	(767)	—	—

Parent
+ .5% (50 basis points)	409	382	—	—
- 1% (100 basis points)	(136)	(765)	—	—

The 2009 sensitivity is based on a significantly lower cash balance due primarily to the $39.4 million off-market share buy-back executed in April 2009.  Following the significant fall in interest rates during 2009, the potential upside in interest rates has been increased over the 2008 analysis, thereby increasing sensitivity.  The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                                              DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                                              CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management of the Company maintain disclosure controls and procedures as such term is defined in Rules 13 a - 15 (e) and 15 d - 15 (e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to management, including the Chief Executive Officer and the General Manager of Finance, as appropriate, to allow timely decisions regarding required disclosure.  Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Management has carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the General Manager of Finance, of the effectiveness of the disclosure controls and procedures as of June 30, 2009.  Based on that evaluation, including the material weaknesses noted below, the Chief Executive Officer and the General Manager of Finance concluded that the Company’s disclosure controls and procedures were ineffective as of June 30, 2009.

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

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009 based on the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In performing the assessment as of June 30, 2009, the following Material Weaknesses in internal control over financial reporting were identified:

•                  Deficiencies in the financial statement close process.    Due to various structural changes in the company during fiscal 2009, the finance structure no longer includes a Chief Financial Officer.  Effective controls over the financial statement close process were not maintained which affected our ability to complete and report our consolidated financial statements without material auditor-identified adjustments. Specifically, audit adjustments were identified after the close process, which were not identified by the review and approval controls in place relating to the settlement of financial instruments, as well as the reversal of expense related to the forfeiture of share-based payments.  The absence of a CFO removed an additional review layer from the financial reporting process which resulted in a number of post-closing adjustments to our books and records.

•                  The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting. Due to various structural changes in the company during fiscal 2009, the finance structure no longer includes a Chief Financial Officer. Specifically, the Company did not design or implement controls to ensure that the duties and responsibilities related to reconciliation of transactions in equity and the cutoff of accruals were performed by individuals who had incompatible roles and responsibilities or were otherwise not monitored by those in charge of governance.  This control deficiency did not result in material adjustments to the financial statements, however there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis due to the failure to design and implement appropriate segregation of duty controls.

Based upon its assessment, because of the material weaknesses described above, Management has concluded that, as of June 30, 2009, the internal control over financial reporting is not effective based upon the abovementioned criteria.

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

Changes in Internal Control over Financial Reporting

Except as described above, there have been no other significant changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect internal control over financial reporting during the period covered by this Annual Report.

Remediation plans

Deficiencies in the financial statement close process.  We plan to mitigate this deficiency by consulting with and / or hiring outside accounting advisers with respect to the technical requirements applicable to our financial statements.  The company plans to address the failure to design and put into operation appropriate controls around the financial statement close process during the 2010 year by implementing more sensitive oversight and review processes to be performed by the Audit Committee and Board.

Segregation of duties.  The Company plans to remediate the identified segregation of duties conflicts by implementing appropriate access controls within the payables and cash applications, as well as additional review and oversight responsibilities to individuals who are independent to the processing of transactions for these significant accounts.

ITEM 16.                                              [RESERVED]

ITEM 16A.                                     AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that audit committee member Mr. S. James is an independent audit committee financial expert as defined under the rules and regulations of the Securities and Exchange Commission.

ITEM 16B.                                     CODE OF ETHICS

We have adopted a code of ethics that applies to our executive directors and chief financial officer. A copy of this Code of Ethics is available on the Company’s website at www.progen-pharma.com.

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended June 30, 2009.

ITEM 16C.                                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees and expenses for professional services rendered by our independent registered public accounting firm Ernst & Young, for the audit of our annual financial statements for the years ended June 30, 2009 and 2008 and for other listed services rendered in those years are set forth in the following table:

	2009	2008
Audit Fees	$255,500	$210,500
Audit-Related Fees (1)	15,000	105,000
Tax Fees (2)	—	—
All Other Fees (3)	—	40,105
Total Fees	$270,500	$355,605

(1)                                  Audit-related services rendered by our principal accountant were in relation to Sarbanes-Oxley internal control audit.

(2)                                  There were no professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

(3)                                  Other professional services rendered by our principal accountant in 2008 were agreed upon procedures related services provided by Ernst & Young Palo Alto, U.S.A, in relation to the Group’s acquisition of CellGate, Inc.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by our independent auditors must be specifically pre-approved by our audit committee. Consistent with this policy, for the year ended June 30, 2009, all audit and non-audit services initiated by Ernst & Young were pre-approved by our audit committee.

ITEM 16D.                                     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                                       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16G.                                     CORPORATE GOVERNANCE

Progen Pharmaceuticals Limited (the Company) is a dual listed Australian company. Our primary listing is on the Australian Securities Exchange (ASX) and our secondary listing is on the US Nasdaq Capital Market (Nasdaq).

The Board has the ultimate responsibility for the strategy and performance of the Company on behalf of the shareholders to whom they are accountable. The Board are committed to achieving and demonstrating the highest standard of corporate governance through setting values and policies which underlie business activities ensuring transparency and protecting stakeholders’ interests.

In setting these values and policies, the Company has considered the ASX Corporate Governance Council’s Principles and Recommendations (2nd Edition) (ASX Recommendations) and relevant US requirements arising from our Nasdaq listing and continuously strives to develop and improve corporate governance processes and standards.

Formal written policies and/or disclosure practices have been disseminated throughout the organisation and measures are in place to achieve compliance.  Further information concerning our corporate governance practices and compliance with the ASX recommendations is available on the Company’s website.

The Company has no significant deviations from the relevant Nasdaq Corporate Governance Requirements contained in the Rule 5600 Series.

PART III

ITEM 17.                                              FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.                                              FINANCIAL STATEMENTS

Financial Statements - Index to Financial Statements

ITEM 19.                                              EXHIBITS

Exhibit Number	Description

4(a)(1)	Global TransBiotech Inc. License agreement with PharmaSynth (1)
4(a)(2)	Merger Implementation Agreement dated as of December 22, 2008 between Avexa Limited and Progen Pharmaceuticals Limited ^
4(d)	2008 Lease 16 Benson Street Toowong ~
4(c)(3)

Progen Pharmaceuticals Limited Directors and Employee Option Incentive Plan Rules for the directors and employees incentive scheme approved by a resolution of shareholders at the annual general meeting of the Company held on November 30, 2004 *

7(a)	Deeds of Settlement and Release — Section 606 litigation (1)
10(a)	ASA Termination Agreement #
12.1	Certification of John Chiplin under Rule 13a-14(a) (1)
12.2	Certification of Paul G. E. J. Dixon under Rule 13a-14(a) (1)
13	Certification of John Chiplin and Paul G. E. J. Dixon under Section 1350 of Chapter 63 of Title 18 of the United States Code (1)
15.1	Consent of Independent Registered Public Accounting Firm (1)

(1)	Filed herewith.
#	Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 18, 2007.
~	Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on January 9, 2009.
^	Incorporated by reference to the exhibit filed on Form 6-K dated December 22, 2008.
*	Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 20, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROGEN PHARMACEUTICALS LIMITED

	By:	/s/ John Chiplin
John Chiplin
Chief Executive Officer

Dated: December 22, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Progen Pharmaceuticals Limited

We have audited the accompanying balance sheets of Progen Pharmaceuticals Limited as of June 30, 2009 and 2008, and the related statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progen Pharmaceuticals Limited at June 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young

Brisbane, Australia

December 18, 2009

Progen Pharmaceuticals Limited

Income Statement

For the year ended 30 June 2009

	Note	2009	2008	2007
		$000	$000	$000

REVENUE	4 (a)	4,940	6,478	2,666

Other income from ordinary activities	4 (b)	7,021	1,121	1,113

Research and development expenses		7,049	16,145	6,992
Manufacturing facility expenses		1,683	2,721	2,373
Administrative and corporate expenses		8,689	10,833	5,438
Finance costs	4 (c)	7	19	15
Impairment loss	10	—	—	1,769
Other expenses	4(h),10	—	4,029	9,646

LOSS BEFORE INCOME TAX EXPENSE		(5,467)	(26,148)	(22,454)

INCOME TAX EXPENSE	5	—	—	—

NET LOSS ATTRIBUTABLE TO MEMBERS OF PROGEN PHARMACEUTICALS LIMITED		(5,467)	(26,148)	(22,454)

Basic and diluted loss per share (cents per share)	6	(10.0)	(43.3)	(50.2)

Dividends per share (cents per share)		—	—	—

The above income statement should be read in conjunction with the accompanying notes

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($).

Progen Pharmaceuticals Limited

Balance Sheet

As at 30 June 2009

	Note	2009	2008
		$000	$000
ASSETS
Current Assets
Cash and cash equivalents	8	28,045	76,748
Trade and other receivables	9	294	722
Prepayments		138	187
Government grants		—	302
Total Current Assets		28,477	77,959

Non-current Assets
Short-term deposits		100	98
Prepayments		199	—
Plant and equipment	11	881	1,170
Intangible assets	12	3,005	3,364
Total Non-current Assets		4,185	4,632

TOTAL ASSETS		32,662	82,591

LIABILITIES
Current Liabilities
Trade and other payables	14	1,433	6,525
Provisions	15	229	312
Derivative financial instruments	16	—	249
Government grants		—	9
Total Current Liabilities		1,662	7,095

Non-current Liabilities
Provisions	15	210	237
Total Non-current Liabilities		210	237

TOTAL LIABILITIES		1,872	7,332

NET ASSETS		30,790	75,259

EQUITY
Contributed equity	17	152,217	191,357
Reserves	18	3,300	3,162
Accumulated losses	18	(124,727)	(119,260)

TOTAL EQUITY		30,790	75,259

The above balance sheet should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2009

	Number of ordinary shares	Amount	Accumulated losses	Reserves	Total
		$000	$000	$000	$000

At 1 July 2006	40,589,793	88,476	(70,658)	102	17,920
Income and expense recognised directly in equity	—	—	—	—	—
Loss of the period	—	—	(22,454)	—	(22,454)
Total income/expense for the period	—	—	(22,454)		(22,454)
Exercise of options — employee	60,000	167	—	—	167
Exercise of options — consultant	13,498	60	—	—	60
Private Placements	3,690,037	20,000	—	—	20,000
less transaction costs	—	(1,208)	—	—	(1,208)
Share purchase plan	989,156	5,362	—	—	5,362
less transaction costs	—	(60)	—	—	(60)
US placement	6,900,000	39,591	—	—	39,591
less transaction costs	—	(3,108)	—	—	(3,108)
Rights entitlements offer	5,941,343	34,101	—	—	34,101
less transaction costs	—	(2,502)	—	—	(2,502)
Equity-settled transactions:
Ordinary shares issued as part of termination agreement (refer note 10)	1,232,600	8,325	—	—	8,325
less transaction costs	—	(10)	—	—	(10)
Options issued as part of termination agreement (refer note 10)	—	—	—	1,322	1,322
Share-based payments to employees	—	—	—	419	419
Share-based payments to consultants	—	—	—	52	52
At 30 June 2007	59,416,427	189,194	(93,112)	1,895	97,977

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2009

	Number of ordinary shares	Amount	Accumulated losses	Reserves	Total
		$000	$000	$000	$000

At 1 July 2007	59,416,427	189,194	(93,112)	1,895	97,977
Loss of the period	—	—	(26,148)	—	(26,148)
Foreign currency translation reserve	—	—	—	(61)	(61)
Total income/expense for the period	—	—	(26,148)	(61)	(26,209)
Transaction costs related to shares issued prior to 30 June 2007	—	(265)	—	—	(265)
Ordinary shares issued as part of acquisition agreement (refer note 20)	604,959	1,119	—	—	1,119
less transaction costs	—	(5)	—	—	(5)
Ordinary shares issued as part of acquisition agreement (refer note 20)	201,265	372	—	—	372
less transaction costs	—	(3)	—	—	(3)
Ordinary shares issued as part of termination agreement (refer note 10)	171,240	947	—	—	947
less transaction costs	—	(2)	—	—	(2)
Share-based payments to employees	—	—	—	1,328	1,328
At 30 June 2008	60,393,891	191,357	(119,260)	3,162	75,259

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited
Statement of Changes in Equity
For the year ended 30 June 2009

	Number of ordinary shares	Amount	Accumulated losses	Reserves	Total
		$000	$000	$000	$000

At 1 July 2008	60,393,891	191,357	(119,260)	3,162	75,259
Loss of the period	—	—	(5,467)	—	(5,467)
Foreign currency translation reserve	—	—	—	100	100
Total income/expense for the period	—	—	(5,467)	100	(5,367)
Ordinary shares issued as part of Cellgate acquisition agreement	151,240	280	—	—	280
Off market share buy-back	(35,836,034)	(39,420)	—	—	(39,420)
Share-based payments to employees	—	—	—	38	38
At 30 June 2009	24,709,097	152,217	(124,727)	3,300	30,790

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Cash Flow Statement

For the year ended 30 June 2009

	Note	2009	2008	2007
		$000	$000	$000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		1,767	1,629	179
Payments to suppliers, employees and others		(21,814)	(23,315)	(11,806)
Receipt of government grants		376	973	1,097
Interest received		3,833	5,109	1,447
Finance costs		(8)	(19)	(15)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	8	(15,846)	(15,623)	(9,098)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant & equipment	11	(109)	(381)	(254)
Payments for short-term deposits		1	—	—
Acquisition of net assets	20	—	570	—
Costs incurred on acquisition of net assets	20	—	(1,148)	—
Payment from settlement of derivative		259	—	—
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES		151	(959)	(254)

CASH FLOWS FROM FINANCING ACTIVITIES
Off-market share buy-back		(39,420)	—	—
Exercise of options		—	—	227
Share placement		—	—	99,054
Transaction costs on issue of shares	17(b)	—	(275)	(6,878)
Repayment of loan	20	—	(803)	—
NET CASH FLOWS FROM FINANCING ACTIVITIES		(39,420)	(1,078)	92,403
NET INCREASE/(DECREASE) IN CASH HELD		(55,115)	(17,660)	83,051
Net foreign exchange differences		6,412	(3,815)	(700)
Cash and cash equivalents at beginning of period		76,748	98,223	15,872
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8	28,045	76,748	98,223

The above cash flow statement should be read in conjunction with the accompanying notes

1. CORPORATE INFORMATION

The financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2009 was authorised for issue in accordance with a resolution of the directors on 16 December 2009.

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

Statement of compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Boards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

New accounting standards

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2009.  The Group’s assessment of the impact of the new standards and interpretations considered relevant to it is set out below:

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

ii.                   AASB 2008-1 Amendment to Australian Accounting Standard — Share-based Payments: Vesting Conditions and Cancellations [AASB 2 (IFRS 2)]

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

These amendments introduce a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.

These amendments are applicable to reporting periods commencing on or after 1 January 2009.  The Group has not yet assessed the impact this may have on future financial reports.

v.                   AASB 2008-5, AASB 2008-7, AASB 2009-4, and AASB 2009-7 Amendments to Australian Accounting Standards arising from the Annual Improvements Project and AASB 2008-6 and AASB 2009-5 Further Amendments to Australian Accounting Standards arising from the Annual improvements Project (IASB Standard Improvements to IFRSs issued May 2008 and Improvements to IFRSs issued April 2009).

The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. The amendments to some Standards result in accounting changes for presentation, recognition or measurement purposes, while other amendments related to terminology and editorial changes are expected to have no or minimal effect on accounting.

AASB 2008-5 is applicable to reporting periods commencing on or after 1 January 2009 and AASB 2008-6 is applicable to reporting periods commencing on or after 1 July 2009. The Group has not yet assessed the impact these amendments may have on future financial reports.

vi.                AASB 2009-2 Amendments to Australian Accounting Standards — Improving Disclosures about Financial Instruments (IASB Amendments to IFRS 7 issued March 2009).

The main amendment to AASB 7 requires fair value measurements to be disclosed by the source of inputs, using the following three-level hierarchy:

•                                level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                                level 2 — inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices);

•                                level 3 — inputs for the asset or liability that are not based on observable market data (unobservable inputs).

AASB 2009-2 is applicable to reporting periods commencing on or after 1 January 2009. The Group has determined that their assets and liabilities at fair value (financial instruments) are in the level 1 hierarchy.

vii.             IFRS 9 Financial Instruments

On 12 November 2009, the International Accounting Standards Board published the first phase of IFRS 9 Financial Instruments, the accounting standard that will eventually replace IAS 39 Financial Instruments: Recognition and Measurement and is applicable to annual reporting periods beginning on or after 1 January 2013. The Standard introduces a number of significant changes in the classification and measurement of financial assets. It requires that at initial recognition, all financial assets are measured at fair value (plus transaction costs for those items measured at amortised cost). For subsequent measurement of debt instruments, the financial assets are classified as amortised cost or fair value on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Debt instruments may be subsequently measured at amortised cost if the asset is held within a business model whose objective is to hold the assets to collect the contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount.

The Standard also requires that all financial assets that are equity investments be measured at fair value either through Other Comprehensive Income (OCI) or profit and loss. This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case they must be measured at fair value through profit and loss. The Group has not yet determined the extent of the impact of this Standard, if any.

Basis of consolidation

The financial statements comprise the financial statements of Progen Pharmaceuticals Limited and its subsidiaries for each year (the Group).

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether a group controls another entity.

In preparing the financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

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

Business combinations and asset acquisitions — refer note 20

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

(ii) Impairment of intangibles with definite useful lives (patents)

The Group assesses impairment of intangibles with definite useful lives at each reporting date by evaluating conditions specific to the Group and to the particular intangibles that may lead to impairment.  If an impairment trigger exists, the recoverable amount of the asset is determined.  The Group engaged a third party valuation expert to prepare an independent valuation report, which valued the intangible assets using a ‘value in use calculation’, which incorporated a number of key estimates and assumptions.

Revenue recognition — refer note 4

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

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

ii) Interest income

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

Government grants — refer note 4 and 23

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

Borrowing costs — refer note 4

Borrowing costs are recognised as an expense when incurred.

Leases — refer note 21

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

Cash and cash equivalents — refer note 8

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Restricted short-term deposits

As at 30 June 2009 restricted term deposits totalling $100,000 (2008: $98,000) were held under bank guarantees relating to the Group’s leased premises.

Trade and other receivables — refer note 9

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Intercompany receivables that are not expected to be recovered are fully provided for.

Derivative financial instruments — refer note 16

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

Any gains or losses arising from the changes in the fair value of derivatives are taken directly to profit or loss for the year.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Income tax — refer note 5

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

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Income tax — refer note 5 (cont’d)

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

Plant and equipment — refer note 11

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

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Plant and equipment — refer note 11 (cont’d)

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

Intangible assets — refer note 12

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
Acquired
Impairment testing
Conducted when an impairment indicator arises. The amortisation method is reviewed at each financial year-end.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Trade and other payables — refer note 14

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

Provisions — refer note 15

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

Share-based payment transactions — refer note 13

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

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Share-based payment transactions — refer note 13 (cont’d)

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

Contributed equity — refer note 17

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share — refer note 6

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

Segment reporting — refer note 3

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

Business segments

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

On 2 July 2008 the Company spun-out its manufacturing business as a wholly owned subsidiary company, PharmaSynth Pty Ltd.

Geographical Segments

Geographical segments are determined based on the location of the Group’s research and development operations.  The Group operates research and development segments in both Australia and the USA.

Business segments	Research & Development	Manufacturing	Total
	$000	$000	$000
2009
Operating revenue
Sales to external customers	—	1,724	1,724
Total segment revenue	—	1,724	1,724

Unallocated revenue			3,216
Total revenue			4,940

Segment result	(6,966)	41	(6,925)

Unallocated revenues & expenses			1,458
Operating loss			(5,467)

2009
Assets
Segment assets	3,273	498	3,771
Unallocated assets			28,891
Total assets			32,662

Liabilities
Segment liabilities	870	142	1,012
Unallocated liabilities			860
Total liabilities			1,872

3. SEGMENT INFORMATION (cont’d)

	Research & Development	Manufacturing	Total
	$000	$000	$000
Other segment information
Acquisition of property, plant & equipment, and other non-current assets	6	98	104
Unallocated acquisition of property, plant & equipment, and other non-current assets			5
Depreciation	440	240	680
Unallocated depreciation and amortisation			80

Business segments	Research & Development	Manufacturing	Total
	$000	$000	$000
2008
Operating revenue
Sales to external customers	—	1,086	1,086
Total segment revenue	—	1,086	1,086

Unallocated revenue			5,392
Total revenue			6,478

Segment result	(14,828)	(1,635)	(16,463)

Unallocated revenues & expenses			(9,685)
Operating loss			(26,148)

2008
Assets
Segment assets	4,057	639	4,696
Unallocated assets			77,895
Total assets			82,591

Liabilities
Segment liabilities	5,498	208	5,706
Unallocated liabilities			1,626
Total liabilities			7,332

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	3,557	168	3,725
Unallocated acquisition of property, plant & equipment, and other non-current assets			171
Depreciation	79	264	343
Unallocated depreciation and amortisation			231

3. SEGMENT INFORMATION (cont’d)

Business segments	Research & Development	Manufacturing	Total
	$000	$000	$000
2007
Operating revenue
Sales to external customers	—	920	920
Total segment revenue	—	920	920

Unallocated revenue			1,746
Total revenue			2,666

Segment result	(5,919)	(1,453)	(7,372)

Unallocated revenues & expenses			(15,082)
Operating loss			(22,454)

2007
Assets
Segment assets	342	721	1,063
Unallocated assets			99,577
Total assets			100,640

Liabilities
Segment liabilities	1,310	244	1,554
Unallocated liabilities			1,109
Total liabilities			2,663

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	46	170	216
Unallocated acquisition of property, plant & equipment, and other non-current assets			38
Depreciation	127	320	447
Unallocated depreciation			54

3.    SEGMENT INFORMATION (cont’d)

Geographical segments	Australia	United States	Total
	$000	$000	$000
2009
Operating revenue
Sales to external customers	1,724	—	1,724
Total segment revenue	1,724	—	1,724

Unallocated revenue	—		3,216
Total revenue			4,940

Segment result	(1,319)	(4,148)	(5,467)

2009
Assets
Segment assets	32,385	277	32,662

Liabilities
Segment liabilities	1,648	224	1,872

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	109	—	109
Depreciation and amortisation	748	12	760

Geographical segments	Australia	United States	Total
	$000	$000	$000
2008
Operating revenue
Sales to external customers	1,086	—	1,086
Total segment revenue	1,086	—	1,086

Unallocated revenue	—		5,392
Total revenue			6,478

Segment result	(24,344)	(1,804)	(26,148)

2008
Assets
Segment assets	82,189	402	82,591

Liabilities
Segment liabilities	7,201	131	7,332

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	3,858	12	3,870
Depreciation and amortisation	569	4	573

3.    SEGMENT INFORMATION (cont’d)

Geographical segments	Australia	United States	Total
	$000	$000	$000
2007
Operating revenue
Sales to external customers	920	—	920
Total segment revenue	920	—	920

Unallocated revenue			1,746
Total revenue			2,666

Segment result	(22,454)	—	(22,454)

2007
Assets
Segment assets	100,640	—	100,640

Liabilities
Segment liabilities	2,663	—	2,663

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	254	—	254
Depreciation and amortisation	501	—	501

4.  REVENUE AND EXPENSES

	2009	2008	2007
	$000	$000	$000
(a) Revenue
Manufacturing services revenue	1,724	1,086	920
Interest revenue	3,216	5,392	1,746
Total revenue from continuing operations	4,940	6,478	2,666

(b) Other income
Government grants	83	1,316	1,073
Gain (loss) on derivative	508	(249)	—
Net foreign exchange gain	6,319	—	—
Other	111	54	40
Total other income	7,021	1,121	1,113

(c) Finance cost
Other loans	4	17	15
Make good provision discount adjustment	3	2	—
Total finance costs	7	19	15

(d) Depreciation, amortisation and foreign exchange differences included in the income statement
Depreciation	401	423	501
Amortisation of Intellectual Property rights	359	151	—
Net foreign exchange loss	169	3,860	717

(e) Lease payments and other expenses included in the income statement
Minimum lease payments — operating leases	552	342	295

(f) Employee benefit expenses
Wages and salaries	3,370	4,905	4,170
Long service leave provision	88	25	20
Share-based payments expenses	38	1,328	419

(g) Write off receivables due to un-collectability

Bad debt expense	—	121	—

(h) Other expenses
Fair value of 171,240 Progen shares issued (2007: 1,232,600) and 561,360 Progen shares purchased on-market as part of termination agreement (refer note 10)	—	2,029	8,325
Issue of 1,000,000 options as part of termination agreement (refer note 10)	—	—	1,321
Cash paid to Medigen as part of termination agreement (refer note 10)	—	2,000	—
	—	4,029	9,646

5.  INCOME TAX

	2009	2008	2007
	$000	$000	$000
The prima facie tax, using tax rates applicable in the country of operation, on operating loss differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss from operating activities @ 30%	(1,640)	(7,844)	(6,736)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Impairment of available-for-sale investment	—	—	531
- Non deductible items	22	447	561
- Other differences	584	291	(265)
- Additional deduction for research and development expenditure	(458)	(1,621)	(262)
Prior year R&D true-up	(663)	(595)	—
Foreign tax rate adjustment	(462)	(193)	—
Income tax benefit attributable to current year losses as reported in the Income Statement	(2,617)	(9,515)	(6,171)
Deferred tax asset not brought to account as realisation of the asset is not regarded as probable	2,617	9,515	6,171
Income tax attributable to operating loss	—	—	—

	2009	2008	2007
	$000	$000	$000
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(5)	(193)	(90)
Grant income not yet assessable		(91)	—

Deferred tax assets
Unrealised foreign currency loss	—	1,134	210
Sundry creditors and accruals	78	67	63
Depreciation	188	181	202
Employee entitlements	95	118	110
Make good obligation	47	46	45
Share issue transaction costs	1,274	1,330	1,709
Patent costs	304	146	143
Losses available for offset against future taxable income	41,660	39,043	29,528
Deferred tax asset	43,641	41,781	31,920
Net deferred tax asset not recognised	(43,641)	(41,781)	(31,920)
Net deferred income tax assets	—	—	—

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

The Group has tax losses arising in Australia of $137,871,000 (2008: $127,756,000) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. The Company has US federal and state net operating loss carry-forwards of approximately US$3,380,000 and US$3,830,000, respectively, which have a carry forward period between 2028 – 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

6. EARNINGS/(LOSS) PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2009	2008	2007
	$000	$000	$000

Loss used in calculating basic earnings/(loss) per share	(5,467)	(26,148)	(22,454)

	Number of shares	Number of shares	Number of shares
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	54,481,888	60,339,594	44,768,450

Basic and diluted earnings/(loss) per share (cents per share)	(10.0)	(43.3)	(50.2)

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

There are 4,085,538 options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

7. DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

8. CURRENT ASSETS - CASH AND CASH EQUIVALENTS

	2009	2008
	$000	$000
Cash at bank and in hand	12,509	1,247
Short-term deposits	15,536	75,501
Cash and cash equivalents	28,045	76,748

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

8. CURRENT ASSETS - CASH AND CASH EQUIVALENTS (cont’d)

	2009	2008	2007
	$000	$000	$000

Reconciliation of net loss after tax to net cash flows from operations
Net loss	(5,467)	(26,148)	(22,454)
Adjustments for:
Depreciation	401	423	501
Impairment of available-for-sale financial assets	—	—	1,769
Make good provision	3	2	—
Amortisation of Intellectual Property rights	359	151	—
Share options expensed	38	1,328	471
Equity based payments issued as part of termination agreement (refer note 10) – shares issued	—	947	9,646
Net fair value change on derivatives (loss)	(508)	249	—
Net loss on disposal of property, plant and equipment	3	1	—
Foreign exchange (gain) loss	(6,320)	3,781	700

Changes in assets and liabilities
(Increase)/decrease in trade and other receivables	428	302	(869)
(Increase)/decrease in prepayments	(150)	(63)	357
(Decrease)/increase in trade and other payables	(4,816)	3,716	823
(Decrease)/increase in provisions	(110)	31	35
(Decrease)/increase in government grants	293	(343)	(77)
Net cash used in operating activities	(15,846)	(15,623)	(9,098)

9. TRADE AND OTHER RECEIVABLES

Current

	2009	2008
	$000	$000
Trade receivables	73	9
Other receivables (i)	221	713
Total current trade and other receivables	294	722

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms.

10.       NON-CURRENT ASSETS - INVESTMENT IN SUBSIDIARIES

	Consolidated		Parent
	2009	2008	2009	2008
	$000	$000	$000	$000
Investment in controlled entities – at cost(1)	—	—	3,814	3,278

(1) On 2 July 2008 the Company spun-out its manufacturing business as a wholly owned subsidiary company, PharmaSynth Pty Ltd.  Progen transferred $628,000 net book value worth of plant and equipment into Pharmasynth Pty Ltd on this date (see note 11). On 29 June 2009 Progen transferred the rights of the intellectual property for PI-88 to PharmaSynth at book value which was nil as the research and development had been expensed as incurred.

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT

	1 July 2008	Translation Adjustment	Additions	Disposals	Depreciation	30 June 2009
	$000	$000	$000	$000	$000	$000
Plant & equipment
At cost	4,931	—	103	(301)	—	4,733
Accumulated depreciation	(4,110)	—	—	301	(283)	(4,092)
	821	—	103	—	(283)	641

Office equipment
At cost	567	—	6	(19)	—	554
Acquisition of assets	27	—	—	—	—	27
Translation adjustment	—	7	—	—	—	7
Accumulated depreciation	(404)	—	—	15	(82)	(471)
	190	7	6	(4)	(82)	117

Leasehold improvements
At cost	852	—	—	—	—	852
Accumulated depreciation	(693)	—	—	—	(36)	(729)
	159	—	—	—	(36)	123

TOTAL	1,170	7	109	(4)	(401)	881

	1 July 2007	Translation Adjustment	Additions	Disposals	Depreciation	30 June 2008
	$000	$000	$000	$000	$000	$000
Plant & equipment
At cost	4,766	—	165	—	—	4,931
Accumulated depreciation	(3,805)	—	—	—	(305)	(4,110)
	961	—	165	—	(305)	821

Office equipment
At cost	421	—	148	(2)	—	567
Acquisition of assets	—	—	27	—	—	27
Accumulated depreciation	(326)	—	—	1	(79)	(404)
	95	—	175	(1)	(79)	190

Leasehold improvements
At cost	811	—	41	—	—	852
Accumulated depreciation	(654)	—	—	—	(39)	(693)
	157	—	41	—	(39)	159

TOTAL	1,213	—	381	(1)	(423)	1,170

12. NON-CURRENT ASSETS - INTANGIBLE ASSETS

Intellectual property rights

Reconciliation of carrying amount at the beginning and end of the period:

	2009	2008
	$000	$000
Year end 30 June
Cost (gross carrying amount)	3,515	3,515
Accumulated amortisation	(510)	(151)
Net carrying amount	3,005	3,364

Intellectual property rights were acquired through a business combination and are carried at cost less accumulated amortisation. This intangible asset has been determined to have a useful life until 15 October 2017, which is the patent expiry of the lead compound acquired through the acquisition of CellGate, Inc. (refer note 20) and is being amortised using the straight line method over this period. The amortisation has been recognised in the income statement in the line item “administrative and corporate expenses”. If an impairment indication arises, the recoverable amount is estimated and an impairment loss is recognised to the extent that the recoverable amount is lower than the carrying amount.

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

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (ie. no longer an employee), are forfeited and not capable of exercise.  When an option holder becomes ineligible and the options have already vested then the option holder has 3 months to exercise or they expire.  Options must be exercised by the expiry dates or they lapse. The vesting period is 12 months of service from the grant date.

At 30 June 2009 there were 1,095,000 (2008: 1,649,000) options over ordinary shares outstanding. No new options were issued from the Employee Plan during the 2009 financial year.

(b) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (‘the Consultant Plan”).  The Consultant Plan rules are consistent with the Employee Plan rules, in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months.

At 30 June 2009 there were a total of 20,000 (2008: 20,000) consultant options over ordinary shares outstanding.  No options were issued to consultants during the 2009 financial year.

13. SHARE BASED PAYMENTS (cont’d)

Information with respect to the number of all options granted is as follows:

	2009		2008		2007
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Beginning of the financial year	2,669,000	5.39	1,637,000	6.61	30,000	3.09
- granted(1)	—		1,317,250	3.46	1,667,000	6.69
- forfeited	(127,500)	3.61	(159,750)	3.61	—	—
- expired	(1,426,500)	6.05	(125,500)	3.30	—	—
- exercised	—	—	—	—	(60,000)	2.79
Balance at end of year	1,115,000	3.54	2,669,000	5.39	1,637,000	6.61
Exercisable at end of year	1,085,000	3.56	1,864,834	5.75	1,303,667	6.79

(1) No options were granted during the 2009 financial year.  The weighted average fair value at grant date in 2008 financial year was $1.17.

The following table summarises information about all options outstanding at 30 June 2009:

		Balance beginning of year		Balance end of year
Grant date	Expiry date	Number of options	Average option exercise price	Number of options	Average option exercise price
			$		$
8 April 2006	8 November 2008	30,000	3.09	—	—
29 August 2006	29 August 2011(1)	39,000	2.79	30,000	2.79
30 November 2006	1 March 2011	166,667	7.80	166,667	7.80
30 November 2006	1 March 2011	166,667	2.59	166,667	2.59
30 November 2006	1 March 2011	166,666	1.07	166,666	1.07
25 January 2007	25 January 2010	20,000	5.42	20,000	5.42
6 June 2007	6 June 2009	1,000,000	7.11	—	—
14 September 2007	13 September 2012(2)	955,000	3.61	440,000	3.61
1 February 2008	1 February 2013	100,000	2.22	100,000	2.22
10 March 2008	10 March 2013	25,000	1.42	25,000	1.42
		2,669,000		1,115,000

(1) 9,000 options expired during the year. For this tranche of options, when an employee resigns the non-vested options immediately vest and then expire 3 months from the resignation date.

(2) 127,500 options were forfeited and 387,500 options expired during the year. When an employee resigns the vested options expire 3 months from the resignation date.

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

13. SHARE BASED PAYMENTS (cont’d)

The following table lists the weighted average inputs to the model used for the year ended 30 June 2008.  Data inputs for option models were not required for the year ended 30 June 2009 as no options were issued.

	2009	2008	2007
Expected volatility	—	65%	63%
Risk-free rate average	—	6.26%	6.12%
Expected life average (years)	—	2.50	1.57
Dividend yield	—	nil	Nil
Option exercise price	—	$3.46	$6.79
Share price at grant date	—	$3.39	$6.69

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

The expense recognised for the above options issued during the course of the year is shown in the table below:

	2009	2008	2007
	$000	$000	$000
Option type
Employee (refer note 4(f))	38	1,328	419
Consultant	—	—	52
Medigen (refer note 4(h))	—	—	1,322
Total expense arising from share-based payment transactions	38	1,328	1,793

14. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	2009	2008
	$000	$000
Trade creditors (i)	654	621
Other creditors (ii)	779	5,904
	1,433	6,525

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies - $504,000 (2008: $4,545,000).

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)    Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii)   Other creditors are non-interest bearing and have a term between 30 days and 12 months. In 2008 there was one significant creditor balance of $3.4 million.

15. PROVISIONS

Make good provision

In accordance with the lease agreement terms, the parent must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term.  For the Darra premises the parent provided nil in the year 2009 as the provision has reached the full estimated cost to restore the facility, i.e. $128,668 (fully provided in 2007).  For the Toowong premises a provision of $3,000 was amortised during this financial year (2008: $2,000, 2007: $2,500).

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

	2009	2008
	$000	$000

Make good provision	157	154

Employee benefits provision
Long service leave	97	134
Annual leave	185	261
	282	395
	439	549

Movement in provision

	Make good provision	Long service leave	Annual leave	Total
	$000	$000	$000	$000

At 1 July 2008	154	134	261	549
Arising during the year	—	88	188	276
Amortised	3	—	—	3
Utilised	—	(125)	(264)	(389)
At 30 June 2009	157	97	185	439

Current 2009	—	44	185	229
Non-current 2009	157	53	—	210
	157	97	185	439

Current 2008	—	51	261	312
Non-current 2008	154	83	—	237
	154	134	261	549

16. DERIVATIVE FINANCIAL INSTRUMENTS

	2009	2008
	$000	$000
Current Liabilities
Forward currency contract	—	249

During 2008 the Group had a significant portion of future financial commitments in United States Dollars (USD), including payments to service providers in relation to the PI-88 PATHWAY trial and the funding of Progen Pharmaceuticals Inc., based in the United States of America.  Following the termination of the PATHWAY trial in July 2008, the level of currency exposure was reduced to an insignificant level, thereby eliminating the need to enter into further forward currency contracts. The final derivative contract was closed out on 31 August 2008, resulting in a foreign exchange gain of $508,000.

17.  CONTRIBUTED EQUITY

a) Issued and paid up capital

	2009	2008
	$000	$000
Ordinary shares fully paid	152,217	191,357

b) Movements in shares on issue

	2009		2008
	Number of shares	$000	Number of shares	$000
Beginning of the financial year	60,393,891	191,357	59,416,427	189,194
Issued during the year:
- transaction costs in relation to shares issued prior to 30 June 2007	—	—	—	(265)
- equity issued as part of CellGate acquisition (note 20)	151,240	280	806,224	1,491
less transaction costs	—	—	—	(8)
- equity settled transactions (1)	—	—	171,240	947
less transaction costs	—	—	—	(2)
Off-market share buy-back	(35,836,034)	(39,420)	—	—

End of the financial year	24,709,097	152,217	60,393,891	191,357

(1) This equity issue was made under the terms of the Medigen termination agreement. The total obligation was the issue of 732,600 shares ($2,029,000), of which 561,360 shares ($1,082,000) were acquired on-market and transferred to Medigen, and 171,240 new shares were issued to Medigen.

c)  Share options

At 30 June 2009 there were a total of 4,085,538 (2008: 5,639,538) unissued ordinary shares in respect of which options were outstanding, comprising of:

Unlisted Share Options

(i) Consultant options:

At 30 June 2009 there were a total of 20,000 (2008: 20,000) unlisted options over ordinary shares outstanding, which were issued to a consultant during 2008.

(ii) Employee and executive share incentive scheme:

During the 2009 financial year, no options were granted to employees or executives.  There were a total of 1,095,000 options over ordinary shares outstanding under the employee incentive scheme (2008: 1,649,000).

(iii) Medigen options:

Under the terms of an agreement Progen issued Medigen Biotechnology Corporation 1,000,000 options on 6 June 2007. These options were granted for nil consideration, and were exercisable from the date of issue and had an exercise price of $7.11. The expiry date of these options was 6 June 2009. The grant date fair value of each option was $1.32. At 30 June 2009 the options issued to Medigen had expired (2008: 1,000,000).

Refer to note 13 for more detail on unlisted options.

Listed Share Options

(iv) Rights entitlements offer

In its prospectus dated 10 May 2007, Progen invited applications by way of 1 for 9 non-renounceable entitlement offer for 5,941,343 new shares at $5.74 per share with one free option for each two new shares. The exercise price of the options is $8.40. The options are exercisable at any time on or prior to the option expiry date of 28 May 2010. In total 2,970,538 listed options were issued over ordinary shares and remain outstanding as at 30 June 2009.

18.  ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	2009	2008
	$000	$000
Balance 1 July	(119,260)	(93,112)
Net loss	(5,467)	(26,148)
Balance 30 June	(124,727)	(119,260)

Reserves

Options reserve

The options reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration. The reserve also includes options issued to consultants and to Medigen.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

	Options reserve	Foreign currency translation	Total
	$000	$000	$000
Balance 1 July 2007	1,895	—	1,895
Employee option reserve	1,328	—	1,328
Foreign currency translation	—	(61)	(61)
Balance 30 June 2008	3,223	(61)	3,162

Balance 1 July 2008	3,223	(61)	3,162
Employee option reserve	38	—	38
Consultant option reserve	—	—	—
Medigen option reserve	—	—	—
Foreign currency translation	—	100	100
Balance 30 June 2009	3,261	39	3,300

19.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and short-term deposits.

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

19.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

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

Credit risk

The Group trades only with recognised, creditworthy third parties. All receivables, including other receivables and except for intercompany receivables, are current.

The Group’s exposure to bad debts is not significant. All the Group’s material cash balances are with a large national Australian bank. Although there is a significant concentration of risk with one bank this is a strong credit rated bank that is not exposed to the US banking market risks.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of project research utilising an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Group has no financial liabilities due after twelve months.

The table below reflects all financial liabilities as of 30 June 2009. For derivative financial instruments the market value is presented, whereas for the other obligations the undiscounted cash flows are presented. Cash flows for financial assets and liabilities without fixed amount or timing are based on the conditions existing at 30 June 2009.  The Group had no derivative financial instruments at 30 June 2009.

The remaining contractual maturities of the Group’s and parent entity’s financial liabilities are:

	2009	2008
	$000	$000
6 months or less	3,879	12,043

Foreign currency risk

During the first half of 2009, the Group significantly reduced its US Dollar holdings following the cancellation of the PATHWAY phase 3 trials.  At 30 June 2009, the group held US$3,900,000 in cash deposits.

At 30 June 2009, the Group had the following exposure to US$ currency that is not designated in cash flow hedges:

	2009	2008
	$000	$000
Financial assets
Cash and cash equivalents	4,897	29,441
	4,897	29,441
Financial liabilities
Trade and other payables	504	4,655
	504	4,655
Net exposure	4,393	24,786

19.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

At 30 June 2009, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2009	2008	2009	2008
	$000	$000	$000	$000
AUD/USD + 20%	(732)	(1,180)	—	(3)
AUD/USD - 15%	775	2,754	—	6

The sensitivity is lower in 2009 than 2008 due to significant reduction in US Dollar cash and cash equivalents in 2009. The sensitivity analysis in the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $12.5 million earns interest at floating rates based on daily bank deposit rates. Short term deposits of $15.5 million are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Refer note 8 for details on the Group’s cash and cash equivalents at 30 June 2009.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the balance sheet date.

At 30 June 2009, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2009	2008	2009	2008
	$000	$000	$000	$000
+ 1.5% (150 basis points)	421	384	—	—
- 0.5% (50 basis points)	(140)	(767)	—	—

The 2009 sensitivity is based on a significantly lower cash balance due primarily to the $39 million off-market share buy-back executed in April 2009.  Following the significant fall in interest rates during 2009, the potential upside in interest rates has been increased over the 2008 analysis, thereby increasing sensitivity.  The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and investment grade commercial paper.

Policy stipulates the type of investment able to be made.  The objective of the policy is to maximise interest income within agreed upon credit worthiness criteria.

19.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONT’D)

Maturity analysis of financial assets and liability based on management’s expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group’s overall liquidity risk.

Financial instruments 2009	1 year or less	Over 1 to 5 years	More than 5 years	Total carrying amount as per the balance sheet	Weighted average effective interest rates
	$000	$000	$000	$000%
Financial assets
Cash and cash equivalents	28,045	—	—	28,045	3.2
Trade and other receivables	294	—	—	294	—
Security deposit	100	—	—	100	4.1
	28,439	—	—	28,439

Financial liabilities
Trade and other payables	1,433	—	—	1,433	—
	1,433	—	—	1,433
Net maturity	27,006	—	—	27,006

20. ASSET ACQUISITIONS

2008 Acquisition of CellGate, Inc.

On 4 February 2008, Progen executed a Definitive Agreement to acquire 100% of the voting shares of CellGate, Inc. (“CellGate”), a privately-held biotechnology company based in the U.S. with oncology assets based on epigenetic and polyamine inhibition. CellGate’s assets include a lead product candidate in Phase 1 and multiple pre-clinical compounds. The acquisition of this entity was not considered to meet the definition of a business combination and accordingly was accounted for as an acquisition of net assets, without goodwill.

Under the terms of the agreement, the up-front purchase price comprised the issue of 756,199 Progen shares having a value of approximately US$1.5 million and the assumption by Progen of CellGate net liabilities up to US$1.0 million. The shares were issued as follows: 604,959 Progen shares were issued on closing, 75,620 Progen shares on the date 6 months after closing and 75,620 Progen shares on the date 12 months after closing. The 6 and 12 month deferred issues of shares were issued during the 2009 financial year.

CellGate’s net liabilities at closing amounted to US$279,000, therefore under the terms of the Definitive Agreement Progen issued an additional 201,265 Progen shares and paid US$328,000 in cash.

Additional milestone payments of up to US$19.5 million, payable to the CellGate shareholders in Progen shares (to the extent permissible without shareholder approval) and/or cash, are to be made upon the achievement of certain clinical and regulatory milestones in respect of the assets of CellGate. To the extent the milestones are met and Progen shares are required to be issued, the number of shares to be issued will be calculated by reference to a volume weighted average price of Progen shares for the 30 trading days immediately before the date on which the relevant milestones are reached. No provision has been recognised for the US$19.5 million because the achievement of the milestones are not currently considered probable.

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

21. EXPENDITURE COMMITMENTS

(a) Expenditure commitments

The following expenditure commitments had been contracted but not provided:

Preclinical research study agreements

During the financial year 2009, the Group entered into various preclinical research study agreements. The committed value of these agreements for the next financial year is $38,000 (2008:$771,000 2007: $50,000).

Insurance premium

In August 2009 the Group committed to paying the Group’s comprehensive insurance premium for the year ended 30 June 2010. The total value of these premiums is $432,000 (2008: $510,000, 2007: $517,000).

Consultant agreements

During the financial year 2009 Progen entered into various consultant agreements with a committed value of $48,000 for the next financial year (2008: $104,000, 2007: $381,200).

Purchases

At the end of the financial year 2009 Progen ordered goods and services with a total value of $256,000 which had not been delivered by 30 June 2009 (2008: $172,000, 2007: $417,000).

	2009	2008	2007
	$000	$000	$000
Future expenditure commitments not provided for in the financial statements and payable:
- not later than one year:
Research agreements	38	771	50
Consultant agreements	48	104	381
Insurance premium	432	510	517
Purchases	33	172	417
Remuneration commitments	—	213	—
Medigen termination agreement (refer note 10)	—	—	2,000
Total not later than one year	551	1,770	3,365
- later than one and not longer than five years:	—	—	—
Total expenditure commitments	551	1,770	3,365

(b) Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments
- not later than one year	223	197	248
- later than one and not longer than five years	—	—	78
- aggregate lease expenditure contracted for at balance date	223	197	326

The operating lease commitments relate primarily to the rental of the Group’s corporate office premises and manufacturing facility which has an option to extend the lease term for another 2 years, at the end of the lease period.

21. EXPENDITURE COMMITMENTS (cont’d)

(c) Clinical trials

	2009	2008	2007
	$000	$000	$000
Clinical trials
- not later than one year:
PI-88 phase 2b Melanoma trial	233	248	643
PI-88 Lung & Prostate trials	—	—	—
PI-88 others	—	—	—
PI-166 phase 1 trial	—	13	30
PG11047 phase 1 trial	1,349	358	—
PI-88 phase 3 trial (PATHWAY trial) - termination	—	4,000	—
	1,582	4,619	673
- later than one and not longer than five years:
PI-88 phase 2b Melanoma trial	—	—	143
PG11047 phase 1 trial	90	265	—
	90	265	143

22.  EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	2009	2008	2007
	$000	$000	$000
The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	54	292	152
Provisions (current)	229	312	266
Provisions (non-current)	210	237	100
	493	841	518

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The parent contributed $228,397 on behalf of employees to superannuation funds for the year ended 2009. (2008:396,210, 2007: $311,449).

23. CONTINGENCIES

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

The Group continues the development and commercialisation of projects funded by these grants. The total amount received under the Start Program was $3.1 million. The total amount received under the Commercial Ready Program up to 30 June 2009 was $2.972 million (2008: $2.596 million).  Both grants are now complete

23. CONTINGENCIES (CONT’D)

Medigen Termination Agreement

Under clause 5.5 of the ASA Termination Agreement terminating the strategic alliance with Medigen Biotechnology Corporation, the group is obligated to pay $2 million upon a defined P1-88 commercialisation milestone, a specified commercial milestone or a transaction event being achieved.  At the date of this report, no such event has occurred to trigger these provisions in the termination agreement.

License of muparfostat (formerly PI-88) to Global TransBiotech Inc.

On 30 June 2009, PharmaSynth Pty Ltd executed a binding agreement with Global TransBiotech Inc for the global licensing of muparfostat, the group’s lead anti-cancer product formerly known as PI-88.  Under the agreement, Progen will retain the development and commercialisation rights of muparfostat in Australia, PharmaSynth will provide the technical and manufacturing support to US-based Global TransBiotech to develop and commercialise muparfostat elsewhere in the world, with an initial focus on Taiwan, China, Hong Kong and Singapore.

The licence agreement provides for future milestone payments to the Group of up to US$5 million, as well as royalties on muparfostat sales.

24.  SUBSEQUENT EVENTS

On 18 November 2009, the company entered into three Deeds of Settlement and Release (“Settlements”) with various shareholders including Medigen (“Respondents”).  As part of the Settlement Progen has agreed to pay Medigen $1.8 million and that Justus Homburg, CEO will cease employment. In return the Respondents agreed to:

•  release Progen from any further payment under clause 5.5 of the ASA Termination Agreement, being $2 million payable upon a transaction event

•  not act in any manner that contravenes section 606 of the Corporations Act (‘the Act’)

•  not to cause a general meeting of members of Progen to be convened under any of section 249D, 249E, 249F or 249G of the Act for a period of 18 months and not to cause a resolution to be considered at a general meeting of members under sections 249N and 249O of the Act for a period of 18 months, concerning resolutions electing, appointing or removing a director or otherwise affecting the tenure of directors or the composition of the Board;

•  for a period of 18 months, cause their shares to be voted on resolutions electing, appointing or removing a director or otherwise affecting the tenure of directors or the composition of the Board, in accordance with the recommendations of a majority of directors of Progen.

The $1.8 million was paid on 25 November 2009.  There are no further obligations to Medigen under the termination agreement.

25.  AUDITORS’ REMUNERATION

	2009	2008	2007
	$	$	$
Amounts received or due and receivable by Ernst & Young for:
(a) Audit or review of the financial reports of the entity
- The Australian financial report of the entity	175,500	135,000	119,500
- The US financial report of the entity	80,000	60,000	60,000
- Grant audit	—	15,500	6,000
(b) Other audit services in relation to the entity
- Sarbanes-Oxley internal control audit	15,000	105,000	—
	270,500	315,500	185,500
(c) Other non-audit services in relation to the entity
- other non-audit services	—	—	146,929
- agreed upon procedures related	—	40,105	—
	—	40,105	146,929
	270,500	355,605	332,429

Other non-audit services were assurance services in relation to the Group’s capital raising efforts.

Agreed upon procedures related services were provided by Ernst & Young Palo Alto, U.S.A, in relation to the Group’s acquisition of CellGate, Inc.

26.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) Details of key management personnel

(i)         Directors

M. Eutick	Chairman (non-executive) — resigned as Chairman 27 March 2009
T.J. Homburg	Chief Executive Officer; resigned as director 1 July 2009
S. Chang	Non-executive Director — appointed Chairman 27 March 2009; resigned 1 July 2009
J. Zalcberg	Non-executive Director — resigned 4 September 2008
P. Burns	Non-executive Director — resigned 27 March 2009
J. Lee	Non-executive Director — resigned 27 March 2009
R. Williamson	Non-executive Director — resigned 27 March 2009
W. Hanisch	Non-Executive Director — appointed 27 March 2009; resigned 1 July 2009
S. James	Chairman (non-executive) - appointed 1 July 2009
J. Chiplin	Non-executive Director - appointed 1 July 2009
J. Cherrington	Non-executive Director - appointed 1 July 2009
G. Schooley	Non-executive Director - appointed 1 July 2009
T. Burt	Non-executive Director - appointed 17 July 2009
H.H. Tang	Non-executive Director - appointed 17 July 2009
J.Y.C Lin	Non-executive Director - appointed 17 July 2009

(ii)        Executives

L. Burns	Chief Operating Officer (resigned 9 January 2009) and Company Secretary (resigned 10 December 2008)
S. Meibusch	Vice President, Business Development — resigned 6 May 2009
J. Garner	Vice President, Medical and Clinical Affairs — resigned 8 December 2008
J. Devlin	Vice President, Manufacturing Operations — resigned 4 September 2008
A. Gautam	Vice President, Research — resigned 29 May 2008
L. Marton	Chief Scientific Officer
M. Fitzgerald	Director — Clinical Operations US
P. Dixon	General Manager — Finance and Company Secretary — appointed 3 April 2009

(b)  Remuneration of directors and key management personnel

	2009	2008	2007
		$	$
Short term employee benefits	1,687,790	1,898,546	1,454,791
Post-employment benefits	149,973	160,077	112,479
Share-based payments	86,890	555,464	350,444
Termination payment	122,019	245,000	—
Total key management personnel compensation	2,046,672	2,859,087	1,917,714

26.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(b)  Remuneration of directors and key management personnel (cont’d)

Table 1: Non-executive directors’ remuneration for the year ended 30 June 2009.

		Short term			Post employment		Share- based payment
Directors		Salary and fees	Cash bonus	Non monetary benefits	Superannuation	Termination payment	Options	Total
		$	$	$	$	$	$	$

Mal Eutick(1)	2009	67,788	—	—	6,101	—	—	73,889
	2008	67,043	—	—	6,034	—	—	73,077

Stephen Chang(2)	2009	119,730	—	—	5,826	—	—	125,556
	2008	258,495	—	—	32,167	145,000	—	435,662

John Zalcberg(3)	2009	12,608	—	—	1,135	—	—	13,743
	2008	55,046	—	—	4,954	—	—	60,000

Patrick Burns(1)	2009	44,333	—	—	—	—	—	44,333
	2008	60,000	—	—	—	—	—	60,000

John Lee(1)	2009	45,000	—	—	—	—	—	45,000
	2008	19,450	—	—	—	—	—	19,450

Rob Williamson(1)	2009	44,333	—	—	—	—	—	44,333
	2008	19,450	—	—	—	—	—	19,450

Wolfgang Hanisch(4)	2009	11,526	—	—	4,307	—	—	15,833
	2008	—	—	—	—	—	—	—

Total - Non-executive	2009	345,318	—	—	17,369	—	—	362,687
Directors	2008	479,484	—	—	43,155	145,000	—	667,639

(1) Resigned 27 March 2009

(2) Resigned as Executive Chairman on 3 March 2008 and continued as Non-Executive Director until 27 March 2009 when he was appointed as Non-Executive Chairman until 1 July 2009

(3) Resigned 4 September 2008

(4) Appointed 27 March 2009

26.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(b)  Remuneration of directors and key management personnel (cont’d)

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2009.

		Short term				Post employment			Share- based payment
Other key management personnel		Salary and fees	Cash bonus	Non monetary benefits		Superannuation		Termination payment	Options	Total
		$	$	$		$		$	$	$

T Justus Homburg	2009	295,083	—	18,959	(1)	25,377		—	32,099	371,518
	2008	287,703	138,608	7,386		28,889		—	135,259	597,845

Linton Burns (3)	2009	93,707	—	—		28,151		—	—	121,858
	2008	190,000	68,807	—		23,293		—	109,609	391,709

Anand Gautam (7)	2009	—	—	—		—		—	—	—
	2008	150,744	—	—		13,200		100,000	54,304	318,248

Sarah Meibusch (4)	2009	138,680	50,000	—		15,586		98,942	11,061	314,269
	2008	117,546	—	—		10,579		—	109,609	237,734

James Garner (5)	2009	89,974	—	—		7,322		—	—	97,296
	2008	175,000	—	—		15,750		—	55,305	246,055

John Devlin(6)	2009	17,363	—	—		8,022		23,077	—	48,462
	2008	150,000	—	—		13,500		—	55,305	218,805

Laurence Marton(9)	2009	419,004	—	—		30,115	(2)	—	30,416	479,535
	2008	133,268	—	—		11,711	(2)	—	36,073	181,052

Michael Fitzgerald	2009	169,888	15,051			14,902	(2)	—	13,314	213,155
	2008	—	—	—		—		—	—	—

Paul Dixon (8)	2009	34,763	—	—		3,129		—	—	37,892
	2008	—	—	—		—		—	—	—

Total - Other key	2009	1,258,462	65,051	18,959		132,604		122,019	86,890	1,683,985
management personnel	2008	1,204,261	207,415	7,386		116,922		100,000	555,464	2,191,448

(1) This represents a car under a novated lease arrangement.

(2) This represents US based health plans

(3) Resigned 9 January 2009

(4) Resigned 6 May 2009

(5) Resigned 8 December 2008

(6) Resigned 4 September 2008

(7) Resigned 29 May 2008

(8) Appointed 3 April 2009

(9) Appointed 6 February 2008

26.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c)          Option holdings of key management personnel

During the course of the 2009 financial year the following options were vested to key management personnel of the Company under the terms of The Progen Directors and Employee Option Incentive Plan. No options were granted to Directors during the 2009 financial year.

Number of options vested and forfeited during the year

	Grant date	Expiry date	No. of options granted	No. of options vested	No. of options forfeited / expired		Exercise price	Fair Value per option at grant date	Date exercisable
T J Homburg	30-Nov-2006	1-Mar-2011	—	166,666	—		$1.07	$0.98	1-Mar-2009
TJ Homburg	8-Apr-2006	8-Nov-2008	—	—	30,000	(3)	$3.09	$0.78	8-Apr-2006
L Burns	14-Sep-2007	13-Sep-2012	—	50,000	50,000	(2)	$3.61	$1.33	14-Sep-2008
L Burns	14-Sep-2007	13-Sep-2012	—	—	50,000	(2)	$3.61	$1.09	14-Sep-2007
A Gautam	14-Sep-2007	13-Sep-2012	—	—	50,000	(1)	$3.61	$1.33	14-Sep-2008
A Gautam	14-Sep-2007	13-Sep-2012	—	—	50,000	(2)	$3.61	$1.09	14-Sep-2007
S Meibusch	14-Sep-2007	13-Sep-2012	—	50,000	—		$3.61	$1.33	14-Sep-2008
J Garner	14-Sep-2007	13-Sep-2012	—	50,000	50,000	(2)	$3.61	$1.33	14-Sep-2008
J Devlin	14-Sep-2007	13-Sep-2012	—	—	50,000	(1)	$3.61	$1.33	14-Sep-2008
L Marton	1-Feb-2008	1-Feb-2013	—	75,000	—		$2.22	$0.66	1-Feb-2009
M Fitzgerald	10-Mar-2008	10-Mar 2013	—	25,000	—		$1.42	$0.53	10-Mar-2009

(1) Forfeited options due to resignation

(2) Expired options due to resignation

(3) Option expiry date reached

The following table summarises the value of options granted, exercised or expired during the 2009 financial year to directors and key management personnel.

	Value of options granted during the year ^	Value of options exercised during the year	Value of options expired during the year	Value of options forfeited during the year	Remuneration consisting of options for the year
	$	$	$	$	%
T J Homburg	—	—	23,400	—	8.6
L Burns	—	—	120,670	—	—
A Gautam	—	—	54,304	66,366	—
S Meibusch	—	—	—	—	3.5
J Garner	—	—	66,366	—	—
J Devlin	—	—	—	66,366	—
L Marton	—	—	—	—	6.3
MFitzgerald	—	—	—	—	6.2

^ For details on the valuation of options, including models and assumptions used, please refer to note 13.

26.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c)   Option holdings of key management personnel (cont’d)

	Balance at beginning of period			Options	Balance at end of period	At 30 June 2009
	1 July 2008	Granted as remuneration	Options exercised	forfeited / expired	30 June 2009	Total Vested	Total Exercisable
Directors
S. Chang(1)	41,014	—	—	—	41,014	41,014	41,014
T. J. Homburg	531,389	—	—	(30,000)	501,389	501,389	501,389
Prof. J. Zalcberg(2)	—	—	—	—	—	—	—
Dr M. Eutick(3)	885	—	—	—	885	885	885
P.O. Burns(3)	28	—	—	—	28	28	28
R. Williamson(3)	—	—	—	—	—	—	—
J. Lee(3)	—	—	—	—	—	—	—
W. Hanisch(4)	—	—	—	—	—	—	—

Executives
L. Burns(5)	100,218	—	—	(100,000)	218	218	218
A. Gautam(6)	50,000	—	—	(50,000)	—	—	—
S. Meibusch(7)	100,000	—	—	—	100,000	100,000	100,000
J. Garner(8)	50,000	—	—	(50,000)	—	—	—
J. Devlin(2)	50,000	—	—	(50,000)	—	—	—
L. Marton	100,000	—	—	—	100,000	100,000	100,000
M. Fitzgerald	25,000	—	—	—	25,000	25,000	25,000
P. Dixon(9)	—	—	—	—	—	—	—
Total	1,048,534	—	—	(280,000)	768,534	768,534	768,534

(1) Resigned as executive chairman 1 July 2009

(2) Resigned 4 September 2008

(3) Resigned 27 March 2009

(4) Appointed 27 March 2009 and resigned 1 July 2009

(5) Resigned 9 January 2009

(6) Resigned 29 May 2008

(7) Resigned 6 May 2009

(8) Resigned 8 December 2008

(9) Appointed 3 April 2009

	Balance at beginning of period			Net	Balance at end of period	At 30 June 2008
	1 July 2007	Granted as remuneration	Options exercised	change other	30 June 2008	Total Vested	Total Exercisable
Directors
S. Chang(1)	41,014	—	—	—	41,014	41,014	41,014
T. J. Homburg	531,389	—	—	—	531,389	364,723	364,723
Prof. J. Zalcberg	—	—	—	—	—	—	—
Dr M. Eutick(2)	885	—	—	—	885	885	885
P.O. Burns	28	—	—	—	28	28	28
R. Williamson(3)	—	—	—	—	—	—	—
J. Lee(3)	—	—	—	—	—	—	—

Executives
L. Burns	33,218	100,000	—	(33,000)	100,218	50,218	50,218
A. Gautam(4)	—	100,000	—	(50,000)	50,000	50,000	50,000
S. Meibusch	—	100,000	—	—	100,000	50,000	50,000
J. Garner	—	50,000	—	—	50,000	—	—
J. Devlin	—	50,000	—	—	50,000	—	—
L. Marton(5)	—	100,000	—	—	100,000	25,000	25,000
M. Fitzgerald	—	25,000	—	—	25,000	—	—
Total	606,534	525,000	—	(83,000)	1,048,534	581,868	581,868

26.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c)   Option holdings of key management personnel (cont’d)

(1) Resigned as executive chairman 3 March 2008

(2) Appointed as executive chairman 4 March 2008

(3) Appointed 4 March 2008

(4) Resigned 2 June 2008

(5) Appointed 1 February 2008

(d)          Shareholdings of key management personnel

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 08	On exercise of options	Net change other(10)	Balance 30 June 09

Directors
S. Chang(1)	820,300	—	(600,000)	220,300
T.J. Homburg	52,778	—	—	52,778
Prof. J. Zalcberg(2)	16,772	—	—	16,772
Dr M. Eutick(3)	17,693	—	—	17,693
P.O. Burns(3)	556	—	—	556
R. Williamson(3)	25,000	—	—	25,000
J. Lee(3)	—	—	—	—
W. Hanisch(4)	—	—	—	—

Executives
L. Burns(5)	14,359	—	—	14,359
A. Gautam(6)	—	—	—	—
S. Meibusch(7)	—	—	—	—
J. Garner(8)	—	—	—	—
J. Devlin(2)	—	—	—	—
L. Marton	—	—	—	—
P. Dixon(9)	—	—	—	—
Total	947,458	—	(600,000)	347,458

(1) Resigned as executive chairman 1 July 2009

(2) Resigned 4 September 2008

(3) Resigned 27 March 2009

(4) Appointed 27 March 2009 and resigned 1 July 2009

(5) Resigned 9 January 2009

(6) Resigned 29 May 2008

(7) Resigned 6 May 2009

(8) Resigned 8 December 2008

(9) Appointed 3 April 2009

(10) Off-market transactions

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

(1) Resigned as executive chairman 3 March 2008

(2) Appointed as executive chairman 4 March 2008

(3) Appointed 4 March 2008

(4) Resigned 2 June 2008

(5) Appointed 1 February 2008

(6) On-market transactions

26.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(e)          Subsidiaries

The financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiary listed in the following table:

	Country of	% Equity Interest		Investment ($000)
Name	Incorporation	2009	2008	2009	2008

Progen Pharmaceuticals Inc.	United States	100	100	3,278	3,278

Pharmasynth Pty Ltd	Australia	100	—	536	—

On 2 July 2008 the Company spun-out its manufacturing business as a wholly owned subsidiary company, PharmaSynth Pty Ltd.  Progen transferred $628,000 net book value worth of plant and equipment into Pharmasynth Pty Ltd on this date (see note 11). During the year there was a management fee of $10,000 and operating lease rental for the Darra facility of $79,000 paid from PharmaSynth to the parent entity.

Term and conditions of transactions with subsidiary

The company has intercompany receivables relating to the subsidiaries.  Intercompany receivables are loans funding intercompany operations with no specific repayment terms and are therefore unlikely to be repaid in 12 months. The loan is an interest bearing loan with 9.45% p.a. interest.  Intercompany balances with Progen Pharmaceuticals Inc. have been fully provided for.