Form 20-F
period 2010-06-30
PROGEN PHARMACEUTICALS LTD
filed 2010-12-27
CIK 943502

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

— OR —

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2010

— OR —

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

— OR —

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number:  000-29228

PROGEN PHARMACEUTICALS LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

16 Benson St, Toowong, Queensland 4066, Australia
(Address of principal executive office)

Mr. Paul Dixon, General Manager of Finance and Company Secretary, Progen Pharmaceuticals Limited, 16 Benson St, Toowong, Queensland 4066, Australia Tel: +61 7 3842 3333, Fax: +61 7 3720 9624
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares	Australian Securities Exchange and OTCQB

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares: 24,709,097 (as of June 30, 2010)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

☐ Yes   ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☐ Yes   ☐ No

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

ITEM 2.                                                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                     KEY INFORMATION

Item 3.A.                Selected Financial Data

The following selected consolidated financial data for the five years ended June 30, 2010 should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” below and our financial statements and related notes contained elsewhere in this Annual Report. Our financial statements and related notes have been prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated statement of financial position information as at June 30, 2009 and 2010 and the consolidated statement of comprehensive income data for fiscal 2008, 2009 and 2010 are derived from our audited financial statements included in this annual report. Consolidated statement of financial position information as of June 30, 2006, 2007 and 2008 and consolidated statement of comprehensive income information for fiscal 2006 and 2007 are derived from our audited financial statements which are not included in this annual report.

	For the years ended June 30,
	2006	2007	2008	2009	2010
Consolidated Statement of Comprehensive Income Data:
Revenue	$2,007,904	$2,665,947	$6,477,931	$4,940,369	$2,711,471
Other income	814,943	1,113,245	1,120,137	7,021,310	150,371
Research and development expenses	3,895,745	6,991,757	16,143,407	7,048,870	5,091,919
Manufacturing facility expenses	2,075,324	2,372,679	2,721,370	1,683,136	2,026,643
Administration and corporate expenses	3,816,781	5,438,437	10,832,072	8,689,364	7,053,169
Finance costs	24,799	15,355	19,490	7,269	2,930
Impairment loss	618,818	1,769,198	—	—	2,644,186
Other expenses	—	9,645,903	4,029,302	—	1,882,818
Net loss from operations	$(7,608,620)	$(22,454,137)	$(26,147,573)	$(5,466,960)	$(15,839,823)
Income tax expense	—	—	—	—	—
Net loss for the period	$(7,608,620)	$(22,454,137)	$(26,147,573)	$(5,466,960)	$(15,839,823)
Other comprehensive income	—	—	(61,000)	100,000	44,000
Foreign currency translation
Total comprehensive income for the period	$(7,608,620)	$(22,454,137)	$(26,208,573)	$(5,366,960)	$(15,795,823)
Basic and diluted loss per share (cents per share)	(18.6)	(50.2)	(43.3)	(10.0)	(64.1)

	As of June 30,
	2006	2007	2008	2009		2010
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$15,872,443	$98,222,758	$76,747,878	$28,044,529		$3,892,365
Working capital	$14,960,325	$96,928,384	$70,864,837	$26,814,764		$14,302,515
Total assets	$19,793,864	$100,639,229	$82,592,581	$32,661,315		$17,184,275
Long-term debt	—	—	—	—		—
Capital stock	$88,579,339	$191,089,162	$194,519,063	$155,516,344		$155,583,443
Accumulated losses	$(70,658,399)	$(93,112,536)	$(119,258,442)	$(124,727,069)		$(140,566,211)
Net assets	$17,920,940	$97,976,626	$75,260,621	$30,789,275		$15,017,232
Shares on issue	40,589,793	59,416,427	60,393,891	24,709,097	(1)	24,709,097

(1) Share Buyback in April 2009

Currencies and Exchange Rates

The Company publishes its consolidated financial statements in Australian dollars.  In this Annual Report, references to $ are to Australian dollars currency and references to “U.S. dollars” or “US$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain Australian dollars into or from U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollars amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of Australian dollars into or from U.S. dollars have been made at $1.00 to US$0.8567, the Buying Rate on June 30, 2010.

The following table sets forth, for the periods and dates indicated, certain information concerning the Buying Rate for Australian dollars expressed in U.S. dollars per $1.00. The period average data set forth below is the average of the Buying Rate on the last day of each full month during the period. On December 17, 2010 the Buying Rate was $1.00 to US$0.9873.

2010 Month End	High	Low
June 30, 2010	0.8855	0.8100
July 31, 2010	0.9068	0.8323
August 31, 2010	0.9221	0.8772
September 30, 2010	0.9726	0.8861
October 31, 2010	1.0330	0.9542
November 30, 2010	1.0452	0.9820

Year end June 30,	Average
2006	0.74783
2007	0.78592
2008	0.89599
2009	0.74803
2010	0.88219

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

RISKS RELATED TO OUR BUSINESS

We are primarily engaged with activities at a stage in the development of pharmaceutical products where success is uncertain

Although we are presently generating revenues from the sale of contract manufacturing services, we have not sufficiently advanced the development of our lead product candidates to enable their registration, and, accordingly, have not begun to market or generate revenues from their commercialization. PG11047, PG545 and other future pharmaceutical product candidates will require significant additional investment in research and development, preclinical testing and clinical trials, drug manufacture and supply, regulatory and sales and marketing activities, and regulatory approval prior to any commercial sales. PI-88 (muparfostat), although being licensed to a third party, has not yet generated revenues, although certain milestone payments are expected within the next 12 months.  We cannot make any assurances that any of our product candidates, if successfully developed, will generate sufficient or sustainable revenues to enable us to be profitable.

There is a significant risk that we may not be able to complete the development of PG11047, PG545, PI-88 or develop other pharmaceutical products

We cannot make any assurances that we or our collaborative partners will be able to develop PG11047, PG545, PI-88 or any future pharmaceutical product candidates adequately to successful commercialization, the development of one or more suitable collaborative partners, or a combination thereof, or that our research will lead to the discovery of additional product candidates, or that any of our current and future product candidates will be successfully developed, will be proven to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, will be capable of being produced in commercial quantities at reasonable costs, or will be successfully or profitably marketed, either by us or a collaborative partner. We also cannot make any assurances that the products we develop will be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when PG11047, PG545, PI-88 or any of our other pharmaceutical products under development will be commercialized.

The results of on-going and future clinical trials of PG11047, PG545 and PI-88 are uncertain and we or our collaborative partners will not be able to commercialize PG11047, PG545, PI-88 or any of our other product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through preclinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Conducting preclinical testing and clinical studies is an expensive, protracted and time-consuming process. Furthermore, the results of preclinical in vitro (within an artificial environment) and in vivo animal studies may not necessarily be predictive of results obtained in human clinical testing. Likewise, results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. In addition, even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

Until the July 2008 termination of the Phase 3 PATHWAY trial of PI-88 in liver cancer, we were embarking on the global registration of PI-88. Since the termination of this trial, we out-licensed PI-88 (under the name muparfostat) to a U.S. based company with aspirations of conducting a Phase 3 clinical trial and seeking commercialization. This agreement was terminated in April 2010 due to insufficient progress by the third party. On July 1, 2010, we signed a License and Collaboration Agreement with a Taiwanese company for the worldwide rights of PI-88.

We have finished treating patients in a Phase 2 clinical trial of PI-88 in Melanoma cancer patients in the United States and Australia, and are awaiting the completion of the clinical study report.  Further clinical trials in this indication will not be pursued by Progen as we have granted a worldwide license for oncology indications for PI-88.

During 2010, the board of directors made the decision to divest the assets acquired in the CellGate transaction in February 2008 to enable the company to focus on its core strengths — dual mechanism anti-angiogenesis compounds.  The CellGate assets include PG11047, PG11144 and the epigenetics assets.  We intend to complete the Phase 1(b) clinical trial of PG11047 in combination with other approved agents in the United States to maximize the salability of the divestment package. We cannot make any assurances that the divestment will be successful nor specify the amount of consideration (if any) that may be received by Progen for the assets, nor can we make assurances that any potential buyer will be able to commence new or additional clinical trials of PG11047, PG11144 or the epigenetics assets resulting in a financial benefit to Progen.

Clinical trials may take several years to complete. The length of time varies substantially according to the type, complexity, novelty, patient recruitment into and intended use of the product candidate. We cannot make any assurances that, when clinical trials are completed, we will be able to pursue further clinical development, execute market development efforts, enter into a collaborative arrangement with a suitable pharmaceutical or biotechnology company to complete the development of, or commercialize PI-88, PG11047 or PG545. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the Australian Therapeutic Good Administration’s (TGA) Drug Safety and Evaluation Branch, the U.S. Food and Drug Administration (FDA) or any other authority, or, that such request and application will be reviewed and cleared by any of these authorities, as applicable, in a timely manner, or at all.

During the course of clinical trials and toxicology studies, PI-88, PG11047, PG545 and our other product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by the TGA or the FDA for any or all targeted indications. Even after being cleared by the TGA or the FDA, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that PI-88, PG11047 or any of our other product candidates will be safe or effective when administered to patients.

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

We have limited manufacturing experience, and delays in manufacturing sufficient quantities of PI-88, PG11047 and PG545 for preclinical and clinical trials, whether internally or externally, may negatively impact our business and operations

We cannot make any assurances that we will be able to manufacture sufficient quantities of PG545 or any of our other product candidates in a cost-effective or timely manner. Any delays in production would delay our preclinical and clinical trials which could have a material adverse effect on our business, financial condition and results of operations.

We will be required to enter into contracting arrangements with third parties to manufacture PG545 and our other product candidates for large-scale, later-stage clinical trials. We may need to enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture or prepare our products on a contract basis. We cannot make any assurances that we will have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

If we are unable to independently commercialize or establish and manage strategic collaborations to develop PI-88, PG11047, PG545 or any of our other product candidates, we may have to reduce or delay product development and/or increase our expenditures

Our strategy for developing and commercializing our product candidates includes entering into various relationships with pharmaceutical or biotechnology companies to provide us with funding and/or to perform research, clinical development, regulatory clearance, commercial scale manufacturing, sales, marketing or distribution activities relating to PI-88, PG11047, PG545 or some or all of our current or future product candidates. To date, we have secured a license with a Taiwanese company who will be managing future development of PI-88 in oncology indications.  We have not entered into any agreements with third parties capable of providing such services for PG11047, PG545 or our other product candidates. Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. If we are unable to establish collaborative arrangements, we may have to reduce or delay further development of or our product candidates and/or increase our expenditures and undertake the development and commercialization activities at our own expense. If we elect to fund our research and development programs on our own, we will need to obtain additional financing which may not be available on acceptable terms, or at all.

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

Our efforts to discover, develop and commercialize new product candidates beyond PI-88, PG11047 and PG545 are at a very early stage and, therefore, these efforts are subject to a high risk of failure

The process of successfully developing product candidates is very time consuming, expensive and unpredictable. We may not be successful in identifying, developing or commercializing any additional new product candidates.

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

We may require substantial additional financing in the future to sufficiently fund our operations, development efforts and research

We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and preclinical testing and as we conduct clinical trials of PG11047, PI-88 (Melanoma), PG545 and our other product candidates. Although our future capital requirements will depend on many factors, we believe that our existing cash and cash equivalents and short-term investments will be adequate to satisfy the requirements of our current and planned operations beyond June 2011. We cannot, however, make any assurances that such funds will be sufficient to meet our actual operating expenses and capital requirements during this period. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

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

•                                          Our ability to establish and maintain collaborative arrangements; and

•                                          The status and timing of competitive developments.

We may require additional funds to complete current clinical trials and conduct future clinical trials, pursue regulatory clearances, prosecute and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We have no established bank financing arrangements, and we cannot be certain that we will be able to establish such arrangements on satisfactory terms, or at all. We may seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

We have a history of operating losses and may not achieve profitability in the near future

We have incurred net operating losses in each year since we began operations in 1989. As of June 30, 2010, we had an accumulated deficit of approximately $140.6 million primarily attributable to our research and development activities. We expect to incur additional operating losses and to increase our cumulative losses substantially as we expand our research and development and preclinical activities.  In addition, further losses are expected to be incurred in the continuation of our current PG11047 and PI-88 Melanoma trials, as well as our upcoming PG545 Phase 1 clinical trial.

Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel and cultivate key academic and scientific collaborations

We are a company with 26 employees as of June 30, 2010. Our success is highly dependent on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.

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

We may need to rely on the marketing and distribution capabilities of third parties

As a company, we currently have limited experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We cannot make any assurances that we will be able to enter into marketing arrangements with any marketing partner or that if such arrangements are established, our marketing partners will be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities may have a material adverse impact our potential revenues and results of operations.  Alternatively, if we decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel, and will require additional capital. We cannot make any assurances that qualified personnel will be available in adequate numbers or at a reasonable cost, that additional financing will be available on acceptable terms, or at all, or that our sales staff will achieve success in their marketing efforts.

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

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payers, such as government and private health insurers, are increasingly challenging the price of medical products and services. Although the Australian government continues to provide a subsidy to certain prescribed prescription pharmaceutical products through the Pharmaceutical Benefits Scheme, uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

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

•                                          Protect our trade secrets and know-how; and

•                                          Retain our valuable scientific staff who are experts on the subject matters.

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

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations.

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

To date, we have derived revenues from contract manufacturing services. Our contract manufacturing operations include some manufacturing processes that are required to comply with the applicable current Good Manufacturing Practice (cGMP) requirements of the TGA, the Australian Office of Gene Technology Regulator and the Australian National Registration Authority (agricultural and veterinary chemicals), which govern the methods, controls, facilities and quality assurance procedures used in manufacturing, packing and storing biological and pharmaceutical products. In addition, certain international markets have quality assurance and manufacturing requirements that may be more or less rigorous than those in Australia. Our manufacturing facilities are also subject to periodic inspections by the TGA and the Australian National Registration Authority. Any potential failure to comply with cGMP requirements or with any other international requirements could have a material adverse impact on our business, financial condition and results of operations.

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

From time to time, there has been limited trading volume with respect to our ordinary shares quoted on the U.S. financial markets (previously Capital Market, now OTCQB Market), but we cannot make any assurances that there will continue to be a trading market in our ordinary shares.

On June 23, 2010 we received a letter from the Nasdaq Stock Market notifying the Company that its securities would be delisted on July 2, 2010 for failure with the minimum bid price requirement under Nasdaq Marketplace Rule 4320(e)(2)(E)(ii).  The Company’s securities are now traded on the OTCQB market.

We cannot make any assurance that the Company’s securities will continue to be listed on a U.S. market.

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

U.S. holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes

There is a risk that we will be classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares and warrants and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produce, or are held for the production of passive income. For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business. Because we receive interest and may recognize gains from the sale of appreciated stock, there is a risk that we will be considered a PFIC under the income test described above. In addition, because of our cash position, there is a risk that we will be considered a PFIC under the asset test described above. While we believe that the PFIC rules were not intended to apply to companies such as us that focus on research, development and commercialization of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future. If we were classified as a PFIC, U.S. holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and you are urged to consult your own tax advisors regarding the possible application of the PFIC rules to you in your particular circumstances.

As a foreign private issuer we do not have to provide you with the same information as an issuer of securities based in the U.S.

Given that we are a foreign private issuer within the meaning of the rules under the Exchange Act, we are exempt from certain provisions of that law that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a registered security; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. Thus, investors are not afforded the same protections or information which would be ordinarily available were they investing in a U.S. public corporation.

In accordance with the requirements of the Australian Securities Exchange and the Corporations Act 2001, we disclose annual and semi-annual results. Our results are presented in accordance with Australian Accounting Standards and International Financial Reporting Standards (IFRS). Our annual results are audited, and our semi-annual results undergo a limited review by our independent auditors. We lodge annual audited results presented in accordance with Australian Accounting Standards and IFRS as issued by International Accounting Standards Board with the SEC on Form 20-F. Subject to certain exceptions, we are also required to immediately disclose to the Australian Securities Exchange any information concerning us that a reasonable person would expect to have a material effect on the price or value of our shares. This would include matters such as (i) any major new developments relating to our business which are not public knowledge and may lead to a substantial movement in our share price; (ii) any changes in our board of directors; (iii) any purchase or redemption by us of our own equity securities; (iv) interests of directors in our shares or debentures; and (v) changes in our capital structure. We are required to provide our semi-annual results and other material information that we disclose in Australia in the U.S. under the cover of Form 6-K. Nevertheless, this information is not the same and may not be as much information as would be made available to investors were they investing in a U.S. public corporation.

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

If we fail to comply with internal controls evaluations and attestation requirements our stock price could be adversely affected

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the SEC pursuant to such Act. As a foreign private issuer, under Section 404 of the Sarbanes-Oxley Act and the related regulations, we have previously been required to perform an evaluation of our internal control over financial reporting, including (1) management’s annual report on its assessment of the effectiveness of internal control over financial reporting; and (2) our independent registered public accounting firm’s annual audit of management’s assessment of the effectiveness of its internal control over financial reporting and of the effectiveness of internal control over financial reporting. In 2010, the enactment of the Dodd Frank Bill resulted in an exemption from Section 404(b) of the Sarbanes-Oxley Act for fiscal 2010 onwards, meaning that we did not have to comply with point (2) above.  For further information, see “Item 15—Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

The requirements of Section 404(a) of the Sarbanes-Oxley Act are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as our business develops. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. Therefore, we cannot be certain that in the future additional material weaknesses or significant deficiencies will not exist or otherwise be discovered. If our efforts to remediate weaknesses identified are not successful or if other deficiencies occur, these weaknesses or deficiencies could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or other material effects on our business, reputation, results of operations, financial conditions or liquidity.

Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our constituent document, or Constitution, as well as the Corporations Act 2001 and the ASX Listing Rules set forth various rights and obligations that are unique to us as an Australian company. These requirements may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders.

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

As part of our focused strategy towards drug discovery and development, we sold our Life Sciences division in November 2003 and intend to pursue selective strategic alliances to complete product development and move our product candidates into the marketplace.

In February 2008, the Company acquired CellGate, Inc., a California-based oncology drug development company. This acquisition provided the Company with a product candidate in Phase 1 and multiple preclinical compounds.

For many years PI-88 has been the lead product candidate in Progen’s drug development pipeline. In March 2008 the Company commenced a Phase 3 human clinical trial of PI-88 in patients with post-resection liver cancer (the PATHWAY trial). In July 2008 the Company terminated this Phase 3 trial for commercial reasons.

Following the termination of the Phase 3 trials of PI-88 and its subsequent licensing, various requisitions were received from shareholders for general meetings to remove current board members and appoint new board members.  Such meetings were held on January 9, 2009, March 27, 2009 and July 17, 2009.  In the March 27 meeting, four Progen directors were removed from office.  In the July 17 meeting, three shareholder candidates were appointed as directors of the Company.

On July 1, 2009, our subsidiary, PharmaSynth executed a license agreement with a U.S.-based company, Global TransBiotech Inc. to conduct Phase 3 trials and subsequently commercialize muparfostat (formerly known as PI-88).  This license agreement was terminated on 8 April, 2010 due to a lack of progress in the compound’s development.

On August 4, 2009, Progen instituted proceedings in the Supreme Court of Queensland (“the Court”) against various shareholders alleged to have contravened section 606 of the Corporations Act 2001. Progen sought an order to restrain the respondents from contravening section 606 of the Corporations Act 2001, and further or alternatively, an order vesting all of the respondents’ shareholdings in Progen in the Australian Securities & Investments Commission. On 18 November 2009, the parties reached a settlement designed to restore stability to the Company.  The key aspects of the settlement were as follows:

•                  The respondents were not to cause a general meeting to be convened for a period of 18 months concerning resolutions electing, appointing or removing a director or otherwise affecting the tenure of directors or the composition of the Board;

•                  for a period of 18 months, the respondents were to cause their shares to be voted on resolutions electing, appointing or removing a director or otherwise affecting the tenure of directors or the composition of the Board, in accordance with the recommendations of a majority of directors of Progen;

•                  for a period of 18 months, the respondents are not to increase their shareholding in Progen, subject to certain exclusions;

•                  Progen was to pay Medigen Biotechnology Corp. $1.8 million in full and final settlement of a commercialization milestone arising from a previous agreement; and

•                  Progen was to immediately terminate the employment of its then CEO, T Justus Homburg.

On June 30, 2010, the Company signed a license and collaboration agreement with Medigen Biotechnology Corp. for the exclusive rights to PI-88.  We are entitled to various milestone payments linked to progression in the development of PI-88, as well as a royalty on all product sales upon commercialization.

During the first half of 2010, Progen undertook a strategic review of its assets and the recommendation was made to the Board that the assets acquired in the February 2008 CellGate acquisition (CellGate Assets) should be divested to place a strategic focus on Progen’s core competencies — dual mechanism oncology products.

Following the strategic review, the Company appointed a U.S.-based investment bank to assist in creating a saleable package for the assets and seeking out interested parties.  Progen intends to complete the Phase 1b clinical trial currently underway to maximize the return from the assets and also to address the associated ethical considerations.

On October 29, 2010, the Company closed its U.S. office based at 2479 East Bayshore Road, Suite 709, Palo Alto, California, 94303.  The closure also resulted in the termination of two part-time positions and the Company’s Chief Scientific Officer, Dr Laurence Marton.

We have incurred significant losses since our inception and as of June 30, 2010, our accumulated losses were approximately $140.6 million. We expect to incur additional operating losses for the year ending June 30, 2011 on the development of our clinical product candidate PG11047, PG545 and PI-88 as well as other product candidates.

To date, we have funded our operations primarily through sales of equity securities.

The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: PGL) and on the OTCQB market (OTCQB: PGLA).

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

The Company operates the Research and Development business segment primarily in Australia following the closure of the U.S. office in October 2010.

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

Progen and its collaborators have developed the first published anti-cancer compounds that inhibit an enzyme that plays a part in the above process, lysine specific demethylase (LSD1). The primary goal of our current studies is to determine if inhibition of LSD1 with our new compounds offers potential therapeutic advantages over existing strategies targeting aberrant epigenetic gene silencing.

Progen is currently actively seeking to divest these assets as part of the CellGate divestment.

Angiogenesis

Progen’s angiogenesis products have been developed to target a number of proteins, including VEGF and FGF-2, which bind to a complex sugar called heparan sulfate. PI-88 was formerly our lead product candidate from this technology platform. PI-88 is currently licensed to a Taiwan-based company for all oncology indications seeking global registration. The PG500 program capitalizes upon Progen’s longstanding expertise in the area of heparan sulfate mimetics. This program is aimed toward providing a product for clinical development with significant enhancements to the first generation products (eg. PI-88) in efficacy, manufacturability and pharmacokinetic properties. Our lead candidate, PG545, has completed toxicology studies, gained ethics approval in Australia and is now progressing through a Phase I clinical trial to assess its safety and tolerability in humans.

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

Progen’s cell proliferation platform is centered around the role of polyamines in cellular function. The requirement for adequate polyamine levels for cell proliferation makes polyamine function and metabolism attractive targets for therapeutic intervention. PG11047 is our lead product from this technology platform and is currently in Phase 1 clinical development. PG11047 is a polyamine analogue that competes with natural polyamines, and treatment with PG11047 results in alterations to the natural cascade of events involved in cell division and may be able to induce cell death in tumors. Although this mechanism is unique, it has been the focus of considerable scientific interest for several years.  To date, PG11047 has shown anti-tumor activity in animal models along with a good safety profile in human trials.

In addition to PG11047, Progen has a large portfolio of polyamine analogues that have been tested extensively against a variety of human tumor cells. In vivo testing, which has included macular degeneration, inflammatory, and vascular hyperplasia models and nude mouse xenografts (cancer models), has demonstrated excellent activity and minimal toxicity. It is clear that each individual polyamine analog has unique characteristics associated with it in regard to spectrum of activity, potential toxicities, metabolism, and selectivity. Analogs that are extremely well tolerated and have a broad spectrum of activity have been identified.

Products

The following table lists the Company’s products currently under development:

Product	Principal Uses	Status	Next Significant Milestone
PI-88	Cancer	Phase 2 clinical trial completed treatment (Australia and U.S.)	• Analysis of data from Phase 2 Melanoma trial

Muparfostat (PI-88)	Cancer	Phase 2 clinical development	• Approval of Phase 3 Liver Trial • Initiation of Phase 3 Liver clinical trial by Medigen Biotechnology Corp.

PG11047	Cancer	Phase 1(b) clinical development	• Completion of Phase 1(b) combination study • Data Analysis of Phase 1(b) combination study • Packaging into a saleable structure for divestment

PG500 Series	Cancer	Phase 1 clinical development	• Completion of Phase 1 clinical trial • Data analysis of Phase 1 clinical trial

Epigenetics Discovery Program	Cancer	Discovery	• Packaging into a saleable structure for divestment

Heparanase Discovery Program	Cancer	Discovery	• Progress screening program of small molecules against the target heparanase.

PI-88

PI-88 Description

PI-88 is a carbohydrate-based small-molecule which is believed to work via two mechanisms. Firstly, it inhibits the enzyme heparanase, which plays an important role in tumor spread and invasion through surrounding tissues. Tumors must ordinarily degrade the basement membrane and extracellular matrix of surrounding tissues in order to grow and heparanase is an enzyme that facilitates this process. By inhibiting this degradation process, PI-88 reduces the ability of tumors to expand and spread. Secondly, PI-88 exerts an anti-angiogenic effect by inhibiting the interaction between growth factors, heparan sulfate and cellular receptors. As tumors grow, they require additional blood supply to provide oxygen and nutrients. The generation of these new blood vessels to supply additional blood supply is a process known as angiogenesis, and it is controlled in part by proteins such as Vascular Endothelial Growth Factor, or VEGF, and Fibroblast Growth Factor, or FGF-1 and FGF-2, binding to their receptors. PI-88 competitively links to the binding domain of these growth factors, limiting their ability to bind to heparan sulfate and their receptors. Angiogenesis has been widely validated as an important target in the development of novel anti-cancer therapies; however, PI-88, a First-in-Class heparanase inhibitor, employs a unique mechanism to target angiogenesis.

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

Termination of Global TransBiotech Inc. license of muparfostat (PI-88)

On 30 June 2009, PharmaSynth Pty Ltd executed a binding agreement with Global TransBiotech Inc (GTB) for the global licensing of muparfostat, the Company’s lead anti-cancer product formerly known as PI-88.  A critical aspect of the license agreement required GTB to initiate a pivotal registration trial within 9 months of the commencement date of the agreement. GTB failed to comply with this requirement and as a result, the Company terminated the agreement.

License of muparfostat (PI-88) to Medigen Biotechnology Corp

On 30 June 2010, Progen announced that a binding license and collaboration agreement had been executed with Medigen Biotechnology Corporation (Medigen) for the development and commercialization of muparfostat globally.

The agreement grants Medigen the exclusive worldwide and sub-license rights for the commercialization of muparfostat for the therapeutic and prophylactic treatment of cancer. The agreement includes royalties on sales of muparfostat as well as milestones payments at the following time points:

•              when regulatory approval is obtained for commencement of the Phase III trial;

•              when  the Phase III trial is commenced;

•              when the  Phase III trial is completed; and

•              when regulatory approval is in place for the product to be marketed.

There are also additional milestone payments due to Progen based on follow-up market approvals.  Progen is also contracted to manufacture the clinical trial material via its subsidiary company PharmaSynth.

The intellectual property owned or licensed by Progen to Medigen includes the rights to PI-88 covered in the global patent family entitled “Preparation and Use of Sulfated Oligosaccharides”. It does not include any intellectual property relating to Progen’s PG500 series compounds. The term of the agreement is 15 years from the commencement date (1 July 2010) unless terminated earlier in accordance with the agreement. If Medigen has not commenced a Phase III or pivotal registration clinical trial within 12 months of the commencement date, Progen may at any time thereafter immediately terminate the agreement.

PI-88 Clinical Development Program

All clinical trials of PI-88 have been conducted under an active Investigational New Drug Application, or IND, with the FDA. In the preclinical and clinical studies executed to date, PI-88 has shown an acceptable safety and tolerability profile in clinical trials. PI-88 has also showed signs of clinical efficacy in PI-88’s multinational clinical development program.

Phase 2 clinical trial of PI-88

Our metastatic melanoma trial recruited patients that have not previously received chemotherapy (i.e. first line patients). In this indication, the efficacy of PI-88 in combination with DTIC (dacarbazine) is being investigated. DTIC is a chemotherapy drug used as standard first-line treatment for patients with newly diagnosed metastatic melanoma and the goal of the study is to determine whether PI-88 can increase efficacy in combination with DTIC. The approved anti-angiogenic drug, Avastin® (bevacizumab), has been shown to enhance efficacy in combination with chemotherapy in patients with various solid tumors, including bowel cancer, lung cancer and breast cancer. The PI-88 Phase 2 trial in combination with DTIC has been conducted across seven sites in Australia and at three sites in U.S.  The study has now finished treating patients and data analysis is underway.

Commercialization Strategy for PI-88

Worldwide oncology rights to PI-88 have been licensed to Medigen Biotechnology Corp, who will further develop and commercialize the compound.  Progen has determined that the current phase 2 PI-88 melanoma trial, will be completed but no further development in melanoma by Progen is anticipated at this stage.

PG11047

PG11047 Description

PG11047 is a polyamine analogue that competes with natural polyamines, and treatment with PG11047 results in alterations to the natural cascade of events involved in cell division and may be able to induce cell death in tumors.  PG11047 is the most advanced compound acquired through the acquisition of CellGate, Inc. in February 2008.

PG11047, which is currently in Phase 1(b) clinical trials, is our first produced candidate from the Company’s cell proliferation research platform. It is hoped treatment with PG11047 results in alterations to the natural cascade of events involved in cell division and induces cell death in tumors.

PG11047 Clinical Development Program

In September 2009, Progen completed the PG11047 monotherapy study which was initially commenced by CellGate Inc.  The trial was conducted at the University of Chicago and was designed to evaluate the safety PG11047 in advanced cancer patients that have failed all other treatment options or that have few treatment options open to them. A total of 46 patients were treated.  CellGate Inc. commenced the PG11047 Phase 1(b) combination study with approved cancer therapies (Gemzar, Taxotere, Avastin, Tarceva, Cisplatin, Sutent and 5-fluorouracil) which Progen also re-initiated following the acquisition of CellGate Inc.  A total of 165 patients have completed treatment, with the final 4 patients currently undergoing treatment (as at 25 November 2010).

Progen plans to take PG11047 through to the end of the current Phase 1(b) clinical trial, and then divest the asset with the other CellGate assets.

PG545

PG545 Description

PG545 is a heparan sulfate mimetic and its efficacy as an anti- tumor agent is based on a dual mechanism critical to the growth and progression of solid tumors, namely angiogenesis and metastasis.  PG545 is Progen’s lead candidate from the PG500 series.

PG545 Preclinical Development

This compound has been shown to inhibit solid tumor progression in a variety of animal models of melanoma (B16F1 syngeneic mouse model), breast (T41 orthotopic mouse model), lung cancer (LLC/2 syngeneic mouse model), human colorectal cancer (HT29 xenograft model), human pancreatic cancer (MiaPaCa-2 xenograft model), human breast cancer (MDA-MB-231 xenograft model), human prostate cancer (PC3 xenograft model) and human liver cancer (HepG2 xenograft model and Hep3B orthotopic model). Importantly, these compounds also potently block the development of metastases as shown in the aforementioned B16F1, T41 and LLC/2 models.

Potent inhibition has also been observed in other in vitro models such as the tube formation assay and the rat aortic angiogenesis assay. Daily treatment or twice weekly treatment significantly reduced angiogenesis in the in vivo AngioSponge™ model. Blocking these interactions inhibits the angiogenesis and metastasis processes critical in tumor growth and progression.

Through a lead validation methodology incorporating aspects such as efficacy, pharmacokinetics, toxicology and ease of manufacture we have identified PG545 as the lead compound. Pharmacokinetic studies have demonstrated that half-life of PG545 in mice or rats is in the region of 21-50 hours and elimination is reasonably slow. Thus, the current dosing schedule of a once weekly subcutaneous injection has been found to be sufficient to maintain significant antitumor activity in many of the cancer models mentioned previously. Non-GLP toxicology studies have been completed in mice, rats and dog and data supports the progression of PG545 toward the clinic.

PG545 Clinical Development

The Phase I trial of PG545 is being conducted under the approval of the Bellberry Human Research Ethics Committee. This study conforms to the principles set out by the National Statement on Ethical Conduct in research involving humans and according to Good Clinical Practice Guidelines. The trial will be conducted under the Therapeutics Goods Administration (TGA) Clinical Trial Notification (CTN) scheme.

Phase I clinical trial of PG545

The study is entitled “an open-label, single centre Phase I study of the safety and tolerability of PG545 in patients with advanced tumors”.  The study will enroll approximately 25 advanced cancer patients with non haematologic, malignant solid tumors, excluding primary brain or spinal tumors. The study is being carried out at the Linear Clinical Research Unit in Perth, Western Australia. The Linear Clinical Research unit is a purpose built, early phase clinical trials facility operating out of the Sir Charles Gairdner Hospital Campus in Perth. It is Western Australia’s only dedicated early phase clinical trials facility, and is one of only a small number operating in Australia.

Heparanase Discovery Program

The Heparanase discovery program is targeted towards the identification of molecules that selectively inhibit the enzyme heparanase.

The objective of this program is to replenish and to diversify the Company’s product development portfolio by creating a robust drug pipeline.   Presently, the company is directing funds towards PG545 development; however Progen may reinitiate this discovery program in the future.

Manufacturing

PharmaSynth Pty Ltd (PharmaSynth), a subsidiary of the Company, operates a current good manufacturing practice, or cGMP, certified pilot manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis. Contract and consulting services revenues constituted 100% of our consolidated sales revenue in each of the fiscal years ended June 30, 2007, 2008, 2009, and 2010, respectively.

On July 2, 2008, this division was transferred into PharmaSynth. PharmaSynth’s business is the provision of contract pharmaceutical manufacturing development services and manufacture of material for phase 1 to phase 3 clinical trials.

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

Manufacturing

The manufacturing facility, run by PharmaSynth, is licensed by the Australian Therapeutic Goods Administration for the manufacture of biological-based starting materials for human therapeutics to cGMP and by the Australian Office of Gene Technology Regulator for the manufacture of large scale genetically modified organisms. In addition, certain international markets have quality assurance and manufacturing requirements that may be more or less rigorous than those in Australia. Our manufacturing facilities are also subject to regular inspections by the TGA. We cannot make any assurances that we will continue to be in compliance with cGMP requirements. Failure to comply with cGMP requirements or with any other international requirements could have a material adverse effect on our business, financial condition and results of operations.

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

All ongoing PG11047 patient clinical trials are being conducted under an active IND application with the FDA.

The recently commenced patient clinical trial in PG545 is being conducted under a CTN application with the TGA.

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

The most material of these patents and patent applications being:

1.               PI-88 — Composition of matter and method of use patent families have been granted in countries including the U.S., Australia, Korea, Taiwan, Japan, Europe, China, South Africa and New Zealand. Further, the PI-88 composition of matter patent application has been accepted in Canada. The PI-88 composition of matter patent expires in 2016. Under laws such as the U.S. Waxman Hatch law, extensions for PI-88 patents are possible in some countries and we intend to maximize the opportunities to pursue such patent extensions.

2.               PG545 — composition of matter compounds and method of use patents have been granted in countries including Mexico, Singapore, Russia and South Africa, while patents are pending in various other key jurisdictions.  The PG545 composition of matter patents expire in 2025.

3.               PG11047 — There are two granted U.S. composition of matter and method of use patents claiming compounds within a family of polyamines with defined formulae, including PG11047. These patents have also been issued in Europe and are pending in other jurisdictions.

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

If it were determined that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot make any assurances that the licenses required under patents held by third parties would be made available to us on acceptable terms, or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents.

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

PI-88 (muparfostat) was out-licensed to Medigen Biotechnology Corp. on June 30, 2010. Under the agreement, Progen’s subsidiary, PharmaSynth will provide the technical and manufacturing support to Taiwan-based Medigen Biotechnology Corp. to develop and commercialize muparfostat elsewhere in the world.  We are entitled to various milestone payments linked to progression in the development of muparfostat, as well as a royalty on product sales upon commercialization.

PG11047. Progen acquired PG11047 through the acquisition of CellGate, Inc.  In total, there are three agreements that involve milestone events related to CellGate products:

1.               The 2008 Progen Acquisition of CellGate Inc. (CellGate)

2.               The 2004 acquisition by CellGate of certain SLIL Biomedical Corp (SLIL) assets

3.               The 2004 licensing of certain Wisconsin Alumni Research Foundation (WARF) assets

We have ongoing milestone payments to make to CellGate Inc shareholders upon the achievement of certain clinical and regulatory milestones in respect of the acquired intellectual property. These milestone payments are one-off payments that become due on the first occurrence of the milestone by any of the CellGate acquired intellectual property. As PG11047 is the lead compound acquired in the acquisition of CellGate, Inc. and it is likely to be the on-going development of this compound that triggers these milestone payments.

Further, CellGate acquired certain assets from SLIL Biomedical Corp, which also attract one-off milestone payments that become due on the first occurrence of the milestone.

Initially, SLIL Biomedical Corp licensed various compounds from WARF, including PG11047. The license with WARF imposes a series of negative milestones, meaning that we must pay upon failing to reach certain milestones.  In addition, the license includes a tiered royalty structure based on net sales of PG11047.

The divestment efforts underway are seeking to extinguish all milestones payable to former owners of the CellGate assets through a share of equity in a new company which will house the assets.

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

Contract Manufacturing

The clients of our contract manufacturing business, PharmaSynth, are mostly from the Australasia region with a limited number also from the United States. Our ability to compete with our competitors will depend on our ability to remain cost competitive, recruit and retain qualified personnel and maintain adequate levels of compliance with regulatory bodies.

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

Progen Pharmaceuticals, Inc, a subsidiary of the Company, leased offices at 2479 East Bayshore Road, Palo Alto, California, USA, until the closure of this office on October 29 2010.

PharmaSynth Pty Ltd, a subsidiary of the Company, leases an 11,200 square foot fully-integrated pharmaceutical raw material manufacturing facility in Darra, also a suburb of Brisbane, Queensland, Australia. This manufacturing facility has the capability to develop and manufacture therapeutic products for worldwide markets and consists of 15 modular laboratories, each with a designated function.

This facility is used to manufacture a range of biological products, including the PI-88 active ingredient for clinical trials and preparation of PG545 for preclinical and clinical trials. It is equipped for the genetic manipulation of micro-organisms, cell culture, small and large-scale fermentation of micro-organisms, purification and downstream processing, freeze-drying, and sterile packing and filling.

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

The lease agreement on our corporate offices is for a five year period beginning December 15, 2008 with an option to lease for a further five years. Rental is approximately $266,310 per annum, subject to an annual increase based on the movement in the consumer price index or 4%, whichever is higher.

The lease agreement on PharmaSynth Pty Ltd’s manufacturing facility is on a month to month basis with a 6 month notice period on termination.  This agreement will continue until a new lease or lease extension is put in place.  We pay a current rental of approximately $138,550 per annum.

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

Overview

We have incurred significant losses since our inception and as of June 30, 2010, our accumulated losses were approximately $140.6 million. We devote a substantial portion of our financial resources to fund the development of our cancer product candidates and our drug discovery research efforts. Whether we incur operating losses for the financial year ending June 30, 2011 and beyond, and if so the extent of those losses, depends on research and development costs, licensing arrangements, success of our cancer product candidates and potential merger and acquisition activity.

Our operations have historically been financed by the issuance of capital stock because it is generally difficult to fund pharmaceutical research via borrowings due to the lack of revenues to service debt and the significant inherent uncertainty as to results of this research and the timing of those results.

Critical Accounting Policies

The following discussion and analysis of our operating and financial review and prospects are based upon our financial statements, which have been prepared in accordance with International Financial Reporting Standards. These accounting principles require us to make certain estimates and assumptions that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Based on the nature of our operations, our accounting policies do not require difficult, subjective or highly complex judgments and therefore our reported amounts are not subject to material variation based on changes in assumptions. Our significant accounting policies are more comprehensively described in Note 2 to the financial statements.

The following are the most significant accounting estimates and judgments we apply in producing our consolidated financial statements.

Revenue recognition

(i) Rendering of services

Revenue from the provision of contract manufacturing services is recognized by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

ii) Interest income

Revenue is recognized as interest accrues using the effective interest method. This is a method of calculating the amortized cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.  For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

Short-term investments

Short-term investments in the statement of financial position include a term deposit with an original maturity between 3 and 12 months.

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

(iii) Translation of consolidated group companies’ functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars as at the date of each transaction. Assets and liabilities are translated at exchange rates prevailing at balance date.

Exchange variations resulting from the translation are recognized in the foreign currency translation reserve in equity.

Intangible assets

Intangible assets acquired separately or in a business combinations are initially measured at cost. The cost of an intangible asset acquired in a business combination or as an asset acquisition is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is recognised in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible assets with a finite useful life is reviewed at least each financial year-end. Changes in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortization period or method, as appropriate, which is a change in accounting estimate. The amortization expense on intangible assets with finite lives is recognized in profit or loss in the expense category consistent with the function of the intangible asset.

A summary of the policy applies to the Company’s intangible assets is as follows:

Useful life
Finite
Amortisation method used
Amortised over the period of expected future benefit from the related project on a straight line basis
Internally generated or acquired
Acquired
Impairment testing
Conducted when an impairment indicator arises. The amortisation method is reviewed at each financial year-end.

Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Share-based payment transactions

(i) Equity-settled transactions:

The Company provides benefits to employees (including senior executives) and consultants of the Company in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions are measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in note 13. The fair value of shares is determined by the market value of the Company’s shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company (market conditions) if applicable.

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

(ii) the Company’s best estimate of the number of equity instruments that will ultimately vest.

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

Item 5.A.                Operating Results

Years ended June 30, 2010, 2009 and 2008

The functional currency for the Company’s operations is the Australian dollar.

The consolidated operating result for the year ended June 30, 2010 was a loss of $15.839 million, being an increase of 189.7% over the 2009 loss of $5.467 million. The overall operating result for the year ended June 30, 2008 was a loss of $26.148 million.

The significant increase in the loss for 2010 is primarily attributable to the foreign exchange result being a loss of $0.498 million in 2010 compared to a gain of $6.319 million in 2009.  Further, a $2.644 million impairment of the intangible asset associated with the CellGate acquisition and the legal settlement with Medigen for $1.8 million were both booked in the 2010 fiscal year.

Revenue from Operations

Our consolidated revenue from continuing operations for fiscal 2008, 2009 and 2010 is as follows (in AUD thousands):

	Years Ended June 30,
	2008	2009	2010
Revenue from manufacturing services	$1,086	$1,724	$1,973
Interest income	5,392	3,216	739
Total revenue from continuing operations	$6,478	$4,940	$2,712

For the fiscal year ended June 30, 2010 revenues from manufacturing services division increased 14.4% to $1.973 million due to additional manufacturing contracts being received.

For the fiscal year ended June 30, 2009 revenues from manufacturing services division increased 58.7% to $1.724 million due to additional manufacturing contracts being received.

Interest income fell by $2.477 million during fiscal year 2010 due to reduced funds on deposit following the $39.4 million share buy-back scheme in April 2009 and the operating cash outflows throughout the year. No government grant income was received during fiscal year 2010 due to the completion of the AusIndustry Commercial Ready grant.  Further, foreign exchange gains and gains on derivatives were not experienced during 2010, driving a 97.9% reduction in other income.

Research and Development Expenses

Our consolidated research and development expenses for compounds under development and discovery programs are as follows (in AUD thousands):

	Years Ended June 30,
	2008	2009	2010
PI-88	$11,263	$1,393	$423
PI-166	127	47	—
PG11047	475	2,037	1,518
PG500 Series and Heparanase discovery	2,850	1,676	2,221
Epigenetics discovery program	814	1,217	610
General research and development expenses	616	679	320
Total research and development expenses	$16,145	$7,049	$5,092

In fiscal year 2010 expenditure on our Research and Development segment initiatives decreased year on year by 27.8% to $5.092 million, primarily due to the reduced research activity following the cancellation of the PATHWAY phase 3 trial in July 2008.

In fiscal year 2010, we expended $0.4 million on the ongoing PI-88 Phase 2 Melanoma trial (2009: $1.4 million) and $2.8 million on drug discovery across PG545, PG562 and PI-166 (2009: $2.9 million).  Expenditure of $1.5 million was booked against the ongoing PG11047 phase 1 trial in the United States and a further $0.3 million was related to PI-88.

Our lead non-partnered drug candidates, PG545 and PG11047 are currently in Phase 1 clinical trials. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our drugs progress successfully through initial human testing, they may fail in later stages of development. Regulatory agencies, including the FDA and TGA, regulate many aspects of a product candidate’s life cycle, including research and development and pre-clinical and clinical testing. We or the regulatory authorities may suspend clinical trials at any time on the basis that the participants are being exposed to unacceptable health risks. Completion of clinical trials depends on, among other things, the number of patients available for enrollment in a particular trial, which is a function of many factors, including the availability and proximity of patients with the relevant condition. We rely on third parties to conduct clinical trials, which may result in delays and failure to complete trials if the third parties fail to perform or meet applicable standards. Our drug discovery efforts are still in the research phase and have not yet commenced pre-clinical development, which means they have not yet been tested on humans. We will need to commit significant time and resources to develop these product candidates.

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

Administrative and Corporate Expenses

Administrative and corporate expenses in fiscal year 2010 were $1.63 million below fiscal 2009, primarily due to savings in management consulting fees and legal fees of $716,000 and $378,000, respectively.  This is primarily due to increased costs associated with the attempted Avexa merger and share buyback during 2009.

Rentals on operating leases decreased $57,000 or 10.3% in fiscal 2010 over 2009 to $495,000. During the year, Progen Pharmaceutical Limited’s office rentals increased by 3% and PharmaSynth increased by 4% due to a CPI increase. However, the decision of Progen Pharmaceuticals, Inc. to move to a smaller office space has offset the increase thereby realizing net cost savings of $57,000.

Rentals on operating leases increased $210,000 or 61.4% in fiscal 2009 over 2008 to $552,000. This is due to an increase in the Progen Pharmaceuticals Limited corporate office upon negotiation of a lease agreement in December 2009. Further, a CPI increase on the PharmaSynth premises and a full year of rental expense of Progen Pharmaceuticals, Inc. contributed to the increase.

Rental costs on the corporate offices of Progen Pharmaceuticals Limited and Progen Pharmaceuticals, Inc. are included in Administrative and corporate expenses, whilst rental costs of the Darra manufacturing facility are included in Manufacturing facility expenses.

Other Expenses - Medigen Termination Agreement Obligation

For fiscal year 2008 other expenses relate solely to the payments made to Medigen Biotechnology Corporation (Medigen) under the terms of an agreement executed terminating the Medigen strategic alliance.

Under the terms of the strategic alliance Medigen was required to undertake and complete certain clinical trial of PI-88. On completion of these PI-88 clinical trials, Medigen was entitled to a 15% royalty on PI-88 proceeds of commercialization received by Progen.  Both parties agreed to end the strategic alliance to allow Progen to develop and commercialize PI-88 as rapidly as possible and with maximum flexibility.

In consideration for Medigen agreeing to end the strategic alliance, and thereby foregoing their entitlement to the 15% royalty, and to compensate Medigen for their contribution to the development of PI-88, Progen agreed to make certain cash and equity based payments to Medigen and to return the equity investment we had in Medigen. The 2008 financial impact of this termination agreement amounted to $4.0 million.

Under the agreement, $2.0 million was to be paid on a PI-88 transaction event being achieved. The Company paid $1.8 million in full settlement of this obligation during fiscal year 2010 (2009: $0).

Manufacturing Facility Expenses

In fiscal year 2010, the segment result in the manufacturing business was a loss of $53,000, compared to a profit of $41,000 in 2009.

On July 2, 2008 the manufacturing operations were transferred into PharmaSynth. In fiscal year 2009, the segment result in the manufacturing business was a profit of $41,000, compared to a loss of $1.6 million in 2008. This increase was due to additional manufacturing contracts in 2009, as well as a reduction in staff and contracting costs from the prior year.

The costs are primarily salaries and wages, manufacturing consumables and overhead associated with our Darra manufacturing facility.

Other Income

We realized total net other income of $150,000 in fiscal 2010, compared with $7.02 million in fiscal 2009 and $1.12 million in fiscal 2008. The components of Other Income as shown in our statement of comprehensive income included elsewhere in this Annual Report are (in AUD thousands):

	Years Ended June 30,
	2008	2009	2010
Grant income	$1,316	$83	—
Gain (loss) on derivative	(249)	508	—
Unrealized foreign exchange gain	—	6,319	—
Other income	54	111	$150
Total other income	$1,121	$7,021	$150

Grant income relates to the funding we receive for our drug discovery program under the Commercial Ready grant. The Commercial Ready grant partially funded our PG500 Series and Heparanase drug discovery programs for the three years beginning August 2005.

Income Taxes

Due to the Company’s loss position, no income tax expense has been recognized in any period. The Company has tax losses in Australia of $142.7 million in fiscal 2010 (2009: $137.9 million, 2008: $127.8 million) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. The Company has U.S. federal and state net operating loss carry-forwards of approximately US$7.1 million and US$3.5 million, which have a carry forward period between 2028 — 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

Impairment Loss

During fiscal 2010, the Company recognized an impairment loss of $2.644 million relating to the intangible asset associated with the CellGate acquisition in 2008. The impairment arose primarily due to the uncertainty of the consideration that may flow to the Company from the divestment of the CellGate assets, and the costs involved in preparing the assets for sale.

Item 5.B.                Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have financed our operations primarily through public and private sales of equity securities totaling approximately $191.3 million in net proceeds. The Company ended the 2010 fiscal year with cash and cash equivalents and short-term investments totaling $15.143 million compared with $28.045 million at the end of fiscal 2009. Cash and cash equivalents and short-term investments at 30 June 2010 were represented by a mix of highly liquid interest bearing investments with maturities ranging from 30 to 120 days and deposits on call. These investments do not constitute any material financial market risk exposure. Investments are made in accordance with a Board approved Investment Policy. We believe that these investments do not constitute any material market risk exposure. The majority of cash and cash equivalents and short-term investments held at June 30, 2010 were in Australian dollars with the company maintaining a small balance of U.S. dollars to service its U.S. operating subsidiary, Progen Pharmaceuticals, Inc.

Cash Flows from Operating Activities

Cash of $12.375 million was disbursed during the year to fund consolidated net operating activities, compared to $15.846 million in 2009. Savings were experienced with the completion of the PG11047 Phase 1a study and reduced activity in the PG11047 Phase 1b and PI-88 Phase 2 studies which both near completion.  These savings were partially offset by significant legal fees and the settlement of a legal dispute.

Cash Flows from Investing Activities

Cash outflows from investing activities in 2010 included $11.250 million for the purchase of short-term investments (2009: nil, 2008: nil); and $74,000 on the purchase of plant and equipment (2009: $109,000, 2008: $381,000).

Cash Flows from Financing Activities

There were no cash flows from financing activities during the period ended 30 June 2010.

Cash outflows from financing activities in the fiscal year 2009 of $39.420 million related entirely to the off-market, equal-access share buy-back undertaken by the Company in April 2009. The shares were bought back at $1.10 which was $0.22 more than the volume weighted average price over the 60 days prior to the date of the buy-back. The buy-back was carried out to return funds to shareholders following the reduced cash requirement of the Company due to the cessation of the PATHWAY Phase 3 trial.

Funding Requirements

Currently there are no significant commitments for capital expenditure. However, the Company expects to incur substantial future expenditure in light of the clinical oncology and drug discovery programs. Progen has commenced a Phase 1a clinical trial to assess the safety of PG545 during the 2011 financial year. The Company has continued funding the Phase 1b clinical trial assessing the safety of PG11047 in combination with approved cancer drugs and has finished treating patients in the PI-88 Phase 2 study in metastatic melanoma.

At 30 June 2010, the Company has outstanding commitments of $1.662 million (2009: $2.446 million), of which $663,000 relates to the Phase 1 clinical trial of PG11047, the remainder pertaining to operating lease commitments and general expenditure commitments.  The Company has also committed to paying the premium of its insurance portfolio of $391,000 over the 2011 fiscal year.

Future cash requirements will depend on a number of factors, including the scope and results of preclinical studies and clinical trials, continued progress of research and development programs, the Company’s in-licensing and out-licensing activities, the ability to generate positive cash flow from contract manufacturing services, the ability to generate revenues from the commercialization of drug development efforts and the availability of other funding.

Item 5.C.                                               Research and Development, Patents and Licenses, etc.

Refer to Research and Development Expenses under Item 5.A.

Item 5.D.                                               Trend Information

At June 30, 2010, the Company had $15.1 million in cash and cash equivalents and short-term investments.  As the company divests the CellGate assets (including PG11047, PG11144 and Epigenetics assets) and finishes the PG11047 Phase Ib and PI-88 Phase II Melanoma trials, a significant reduction in clinical trial costs will be realized. Notwithstanding this, the Company expects that it will need to raise capital within the next two years to support its ongoing activities.  We cannot make any assurances that our capital raising efforts will be successful.

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

Item 5.F.                Tabular Disclosure of Aggregate Contractual Obligations

As of June 30, 2010, we had known contractual obligations and commitments of $1.7 million. Of this amount $663,000 relates to sponsored research commitments and estimates to fund the ongoing trial of PG11047 and to complete current trials of PI-88 (melanoma) and PG11047 and an estimate of costs to be incurred in winding down the PATHWAY trial. The remaining $1 million relates to the following: payment of our insurance premium ($391,000), our current operating lease obligations including the lease of our premises ($186,000), and other commitments ($422,000) most of which relates to payment obligations under various consulting and advisory agreements.

The following table sets forth our aggregate contractual obligations for the three years following June 30, 2010 (in AUD thousands):

	Payments Due by Period
Contractual obligations	Total	< 1 year	1-3 years
Operating leases	$186	$186	—
Sponsored research and clinical trial obligations and commitments	663	663	—
Insurance premium funding	391	391	—
Other commitments	422	422	—
Total	$1,662	$1,662	—

We do not have any contractual obligations that extend beyond the next three years.

ITEM 6.                                                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.                                               Directors and Senior Management

The following table sets forth certain information as of June 30, 2010 about our directors and executive officers:

Name	Position

Mr. Stuart James	Non-Executive Chairman (appointed 1 July 2009)
Dr. Julie Cherrington	Non-Executive Director (appointed 1 July 2009)
Dr. John Chiplin	Non-Executive Director (appointed 1 July 2009)
Mr. Heng Hsin Tang	Non-Executive Director (appointed 17 July 2009)
Mr. Thomas Burt	Non-Executive Director (appointed 17 July 2009)
Dr. Paul Lin	Non-Executive Director (appointed 30 November 2009)
Sue MacLeman	Chief Executive Officer (appointed as CEO 6 April 2010)
Paul Dixon	General Manager Finance and Company Secretary
Dr. Laurence Marton	Chief Scientific Officer (terminated 29 October 2010)

Mr. Stuart James has held a number of high profile executive positions during his career and has extensive experience in the oil, health and financial services sectors.  Following a 25 year career with Shell both in Australia and internationally, Mr James’ past roles have included Managing Director of Australian Financial Services for Colonial and Managing Director of Colonial State Bank (formally the State Bank of N.S.W).  Mr. James most recent executive role was a CEO of The Mayne Group, including Mayne Health and Mayne Pharma.  He is a Member of the Supervisory Board of Wolters Kluwer NV and a Member of the Advisory Board of Gresham Private Equity Ltd.  Mr. James is Chairman of Pulse Health Ltd., Prime Financial Group Ltd and a Non Executive Director of Greencross Ltd and Phosphagenics Ltd.

Dr Julie Cherrington joined Pathway Therapeutics as President and CEO in October 2009. Previously, Dr Cherrington was president at Phenomix Corporation with strategic and operational responsibilities for drug research and development at the discovery, pre-clinical and clinical stages and played a leadership role in the financing, business development and corporate development functions in the company. Prior to joining Phenomix in 2003, she was vice president of preclinical and clinical research at SUGEN, a Pfizer company. SUGEN focused on the discovery and development of small molecule kinase inhibitors for cancer and was a leader in molecular profiling patient samples in concert with innovative Phase 1 and Phase 2 clinical trial designs with novel targeted agents. Dr Cherrington was instrumental in the development of SUTENT and its approval for renal cell cancer and gastrointestinal stromal tumors. Prior to SUGEN, Dr Cherrington held a range of positions of increasing responsibility at Gilead Sciences. Dr Cherrington is currently a member of the Board of Directors of Xenome Ltd, a pain focused biotechnology company.

Dr John Chiplin has broad-based experience in the life science and technology industries, both from an operational and investment perspective. His most recent accomplishment was the corporate reengineering of Arana Therapeutics, a world leading antibody developer, which resulted in the acquisition of the company by Cephalon for a significant premium to market (July 2009).  Immediately prior to running Arana, Dr. Chiplin was head of the $300M ITI Life Sciences investment fund in the UK. His own investment vehicle, Newstar Ventures Ltd, has funded more than a dozen early stage companies in the past ten years.  Dr. Chiplin’s Pharmacy and Doctoral degrees are from the University of Nottingham, UK. In addition to Progen, John currently serves on the boards of Benitec Ltd, Sciencemedia Inc, Velocity Partners LLC, Calzada Ltd and Healthlinx Ltd.

Mr Heng Hsin Tang has a bachelor’s degree in Civil Engineering with honors, and an MBA from the University of Queensland. Mr Tang has more than 10 years experience in project and financial management in engineering and property development, specializing in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1bn.

Mr Thomas Burt has over 40 years experience across a number of industries including telecommunications, postal and retail operations, logistics, property management/development and management consulting. He attended the University Of Hawaii Advanced Management Program in 1988 and the Mt Eliza Business School Directors’ Course in 1991. Mr Burt has held positions including Managing Director, New Zealand Post Properties Ltd, Managing Director, Total Logistics Company Ltd, National General Manager Facilities Management, Telstra, National General Manager Program Office and Service Improvement, Telstra and Manager International Business Development Asia-Pacific for Lockheed Martin Distribution Technologies. Over the past 4 years, Mr Burt has worked for various companies in a management consulting role as well as undertaking a one year special assignment for Lockheed Martin Overseas Corporation.

Dr. Paul Lin (Tzong-Pai Lin) received his B.S. (Pharmacy) and Ph.D. (Toxicology) degrees from the School of Pharmacy at the National Taiwan University in 1974, and North Carolina State University in 1982, respectively.  In his 25 year career in the pharmaceutical and biotechnology industries, he has worked for Burroughs Wellcome Research Foundation (USA), E.I. Du Pont de Nemours Company (USA) and Kendall McGaw Pharmaceutical Company (USA) in a variety of research and quality control positions. Following this he became the Vice President of Standard Pharm & Chem Company (Taiwan) in 1993.  Dr. Lin was also Director of French RPR Pharmaceuticals Company (China), German Madaus AG (China) and Guower Consulting Company (Beijing).  Currently he is Senior Scientific Advisor to Vanway Pharmaceutical Co. Inc. (HK), President of JP International Development, Ltd (Taiwan) and Founder of NuBio Pharmaceutical Technology Co. Ltd (Beijing).  Dr Lin has extensive experience in the pharmaceutical and biotechnology industries, particularly in development, manufacturing, quality control and marketing of pharmaceutical products in the Greater China Area.

Sue MacLeman Sue graduated with a Bachelor of Pharmacy from the University of Queensland in 1984. In addition to pharmacy qualifications, Sue MacLeman has completed a Masters of Marketing degree at Melbourne University (Melbourne Business School), a Masters of Commercial Law degree (Deakin University) and a Fellowship with the Australian College of Pharmacy Practice. She is also a Fellow of the Australian Institute of Company Directors. Sue is also a member of the Pharmaceutical Industry Council (PIC) and Pharmaceutical Industry Working Group (PIWG) and the Chair of the Pharmaceutical Industry Development Taskforce (PIDT).

In 1991 Sue joined the pharmaceutical industry with Schering Plough in the biotechnology business unit. She then went on to work with Amgen Inc and Bristol Myers Squibb Pharmaceuticals in the areas of oncology and infectious diseases medical, marketing, sales management and business development. In 2002 Sue took up the position of global Vice President for Agenix Ltd where she was responsible for the product development of the molecular clot imaging project. From 2004 to 2006 she was the CEO of publicly listed biotechnology investment and management company EQiTX Ltd. Most recently Sue was CEO of RNAi therapeutics company Benitec Ltd.

Mr. Paul Dixon Paul Dixon joined Progen in late 2008 on a contract basis and in April 2009, since commenced as General Manager Finance and Company Secretary on a full time basis.  Paul holds a Bachelor of Business from Queensland University of Technology and is a member of the Institute of Chartered Accountants in Australia.  Paul is also an affiliate member of Chartered Secretaries Australia.

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

Directors who in office during the year, but not at June 30, 2010 were:

Mr Joe-Yeh-Chiao Lin is an accomplished IT professional with demonstrated success in business process management, strategy planning, and project management. He has 10 years experience in research and development, commercialization and general management in the information technology industry. He is currently a researcher and a PhD candidate of computer science at the University of Queensland. He has also been a project manager for an international organization since 2001. His main research interests are innovative solutions for business information systems that span several areas including business process management, data quality management, scientific workflows and service oriented computing.

Dr Gordon Schooley has more than 35 years experience in the biotechnology and pharmaceutical industries, with a strong focus on research and regulatory approvals. He has held senior executive roles with a number of companies including Pacira Pharmaceuticals, Skyepharma PLC, Ista Pharmaceutical Inc and Alliance Pharmaceuticals Corp. Dr Schooley has acted on the board of Topigen Pharmaceuticals Inc and Astralis Limited and currently consults to companies regarding pre-clinical and clinical development and regulatory approval processes.

Our executive officers are appointed by, and serve at the pleasure of, our board of directors. There are no family relationships among our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

Item 6.B.                Compensation

The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2010:

Table 1: Non-executive directors’ remuneration for the year ended June 30, 2010.

		Short term			Post employment		Share- based payment
Directors		Salary and fees $	Cash bonus $	Non monetary benefits $	Super- annuation $	Termination payment $	Options $	Total $
Mal Eutick(1)	2010	—	—	—	—	—	—	—
	2009	67,788	—	—	6,101	—	—	73,889
Stephen Chang(2)	2010	—	—	—	—	—	—	—
	2009	119,730	—	—	5,826	—	—	125,556
John Zalcberg(3)	2010	—	—	—	—	—	—	—
	2009	12,608	—	—	1,135	—	—	13,743
Patrick Burns(1)	2010	—	—	—	—	—	—	—
	2009	44,333	—	—	—	—	—	44,333
John Lee(1)	2010	—	—	—	—	—	—	—
	2009	45,000	—	—	—	—	—	45,000
Rob Williamson(1)	2010	—	—	—	—	—	—	—
	2009	44,333	—	—	—	—	—	44,333
Wolfgang Hanisch(4)	2010	—	—	—	—	—	—	—
	2009	11,526	—	—	4,307	—	—	15,833
Stuart James(5)	2010	123,161	—	—	11,084	—	—	134,245
	2009	—	—	—	—	—	—	—
Julie Cherrington(5)	2010	71,667	—	—	—	—	—	71,667
	2009	—	—	—	—	—	—	—
John Chiplin(6)	2010	30,400	—	—	—	—	—	30,400
	2009	—	—	—	—	—	—	—

Thomas James Burt(7)	2010	68,718	—	—	—	—	—	68,718
	2009	—	—	—	—	—	—	—
Heng Hsin Tang(7)	2010	63,035	—	—	5,673	—	—	68,708
	2009	—	—	—	—	—	—	—
Paul Lin(8)	2010	37,610	—	—	—	—	—	37,610
	2009	—	—	—	—	—	—	—
Gordon Schooley(9)	2010	45,000	—	—	—	—	—	45,000
	2009	—	—	—	—	—	—	—
Joe Lin(10)	2010	20,568	—	—	1,852	—	—	22,420
	2009	—	—	—	—	—	—	—
Total - Non-executive Directors	2010	460,159	—	—	18,609	—	—	478,768
	2009	345,318	—	—	17,369	—	—	362,687

(1)	Resigned 27 March 2009
(2)	Non-Executive Director until 27 March 2009 when he was appointed as Non-Executive Chairman; resigning 1 July 2009
(3)	Resigned 4 September 2008
(4)	Appointed 27 March 2009 but resigned 1 July 2009
(5)	Appointed 1 July 2009, was Interim CEO from 1 December 2009 to 31 May 2010
(6)	Appointed 1 July 2009
(7)	Appointed 17 July 2009
(8)	Appointed 1 December 2009
(9)	Appointed 1 July 2009 but resigned 1 December 2009
(10)	Appointed 17 July 2009 but resigned 1 December 2009

		Short term				Post employment			Share- based payment
Other key management personnel		Salary and fees $	Cash bonus $	Non monetary benefits $		Super- annuation $		Termination payment $	Options $	Total $
T Justus Homburg (1)	2010	150,803	—	3,417	(1)	32,192		245,000	—	441,412
	2009	295,083	—	18,959	(1)	25,377		—	32,099	371,518
Linton Burns (2)	2010	—	—	—		—		—	—	—
	2009	93,707	—	—		28,151		—	—	121,858
Sarah Meibusch (3)	2010	—	—	—		—		—	—	—
	2009	138,680	50,000	—		15,586		98,942	11,061	314,269
James Garner (4)	2010	—	—	—		—		—	—	—
	2009	89,974	—	—		7,322		—	—	97,296
John Devlin(5)	2010	—	—	—		—		—	—	—
	2009	17,363	—	—		8,022		23,077	—	48,462
Laurence Marton	2010	369,493	—	36,613	(8)	—		—	—	406,106
	2009	419,004	—	—		30,115	(2)	—	30,416	479,535
Michael Fitzgerald	2010	149,513	—	22,588	(8)	—		—	—	172,101
	2009	169,888	15,051			14,902	(2)	—	13,314	213,155
Paul Dixon (9)	2010	120,462	43,500	—		14,757		—	—	178,719
	2009	34,763	—	—		3,129		—	—	37,892
John Chiplin(6)	2010	240,000	—	19,442	(8)	—		—	—	259,442
	2009	—	—	—		—		—	—	—
Susan MacLeman(7)	2010	49,506	—	—		4,456		—	19,133	73,095
	2009	—	—	—		—		—	—	—
Total - Other key management personnel	2010	1,079,777	43,500	92,060		51,405		245,000	19,133	1,530,875
	2009	1,258,462	65,051	18,959		132,604		122,019	86,890	1,683,985

(1)	Terminated 18 November 2009. Non-monetary benefits represent a private vehicle under a novated lease arrangement.
(2)	Resigned 9 January 2009
(3)	Resigned 6 May 2009
(4)	Resigned 8 December 2008
(5)	Resigned 4 September 2008

(6)	Appointed Interim CEO from 1 December 2009 to 31 May 2010
(7)	Appointed 6 April 2010
(8)	U.S.-based health plans
(9)	Appointed 3 April 2009

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

Mr Heng Tang and Mr Thomas Burt were re-elected as directors at Progen’s Annual General Meeting held on November 16, 2010.

No termination benefits are provided to directors other than statutory superannuation.

Audit Committee.  Our audit committee currently consists of Mr. Heng Tang (Chair), Dr. Julie Cherrington and Mr. Stuart James, all of whom are committee non-management members of our board of directors. The authority and responsibilities of our audit are set forth in its charter and includes:

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

•                                          Oversight of the adequacy and effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures;

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

The current termination notice periods included in the service agreements with key management personnel are detailed below:

•                                         Sue MacLeman, Chief Executive Officer. Term of agreement — unlimited, capable of termination on 3 months’ notice.

•                                         P Dixon, General Manager of Finance and Company Secretary. Term of agreement — unlimited, capable of termination on 12 weeks’ notice.

Item 6.D.                Employees

The number of persons, including executive directors, employed by the Company as of June 30, 2010, 2009 and 2008, broken down by activity is shown below:

	As of June 30,
	2008	2009	2010
Management and administration	13	7	6
Research and development	18	9	9
Manufacturing	10	9	11
Total	41	25	26

We had 4 employees based in the U.S. (two in research and development and two in management and administration) as at June 30, 2010, 3 of which have been terminated on October 29, 2010. All remaining employees are based at either our corporate offices in Toowong, Queensland or at our research and manufacturing facility at Darra, Queensland.

None of our employees are represented by a labor union, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Item 6.E.                Share Ownership

The following table sets forth, for each director or senior executive of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of December 17, 2010.

Name	Number of Issued Ordinary Shares	Percentage of Issued Ordinary Shares (1)	Number of Ordinary Shares Issuable Pursuant to Options
Heng Hsin Tang	1,500	0.0%	—
Thomas Burt	—	—	—
Stuart James	—	—	—
John Chiplin	—	—	—
Julie Cherrington	—	—	—
Tzong Pai Lin	—	—	—
Laurence Marton	—	—	—
Paul Dixon	—	—	—
All directors and executive officers As a group (7 persons)	1,500	0.0%	0

Option Plans

The following director and employee option plans were in existence during the fiscal year ending June 30, 2010. The plans are overseen by the Remuneration Committee which determines the terms under which eligible individuals may participate. 1,000,000 options were granted to the Chief Executive Officer during the 2010 fiscal year.

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

In November 2010, our shareholders approved the directors and employee option incentive plan. All our directors and all employees, whether full time or part time, are eligible to participate in this plan. The minimum exercise price of options granted under this plan shall not be less than the average closing share price as recorded on the Australian Securities Exchange in the five business days preceding the grant of those options. The expiry date of options issued under this plan cannot exceed 10 years from the date of grant.  As of November 25, 2010, there were outstanding options to purchase an aggregate of 1,459,000 ordinary shares under this plan.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.                Major Shareholders

The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 5% or more of the Company’s ordinary shares, as of January 9, 2009, December 2, 2009, December 17, 2010 each being the most recent practicable date before reporting for the last three fiscal years.

	2008		2009		2010
Name	# of Shares	% of issued shares	# of Shares	% of issued shares	# of Shares	% of issued shares
Su Hua Chuang, Fu Ying Wang, Fu Mei Wang, Pai-Mao Lin (1)	N/A	N/A	2,122,781	8.59	2,122,781	8.59
Manifest Capital Management Pty Ltd	3,538,260	5.86	N/A	N/A	N/A	N/A
Northcape Capital Pty Ltd	4,979,043	8.23	N/A	N/A	N/A	N/A
Medigen Biotechnology Corp (2)	1,363,882	2.26	2,096,482	2.26	2,096,482	8.48
CCH Investment Corp & Tzu Liang Huang (2)	N/A	N/A	1,243,251	5.03	1,243,251	5.03

(1)   Substantial holder notice lodged 9 June 2009

(2)   Substantial holder notice lodged 14 July 2009

As of November 25, 2010, a total of 2,364,208 ordinary shares (or 9.56% of the total number of our ordinary shares then outstanding) were held by five registered holders with registered addresses in the United States. As the majority of these ordinary shares were held by brokers or other nominees, the number of record or registered holders in the U.S. is not representative of the number of beneficial holders in the U.S. or of the residence of the beneficial holders. There are no different voting rights for major shareholders.

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

Item 7.B.                Related Party Transactions

Except as disclosed herein and elsewhere in this Annual Report, there were no material transactions to which we were a party and in which any of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) were involved since July 1, 2010.

None of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) was indebted to us at any time since July 1, 2010.

ITEM 8.                  FINANCIAL INFORMATION

Item 8.A.                Consolidated Statements and Other Financial Information

Our audited financial statements and related notes for our fiscal years ended June 30, 2008, 2009 and 2010 are contained on pages F-1 through F-47 of this Annual Report.

Export Sales

The following table indicates the percent of revenues derived from export:

	For the Years Ended June 30,
	2008	2009	2010
Contract manufacture export revenues	$380,000	$328,000	$156,931
% of total revenues derived from export	35.0%	19.0%	7.9%

The percentage of contract manufacturing revenues derived from customers outside Australia fluctuates as these contracts are typically ad-hoc in nature.

In fiscal 2010, we derived 44.0% of our total revenues from one Australian-based customer. In fiscal 2009 and 2008, we derived 73.0% and 65.0%, respectively, of our total revenues from this same customer.

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

Item 8.B.                Significant Changes

Divestment of the “CellGate Assets”

During the first half of 2010, Progen undertook a strategic review of its assets and the recommendation was made to the board that the assets acquired in the February 2008 CellGate acquisition (CellGate Assets) should be divested to place a strategic focus on Progen’s core competencies — dual mechanism oncology products.

Following the strategic review, the company appointed a U.S.-based investment bank to assist in creating a saleable package for the assets and seeking out interested parties.  Progen intends to complete the Phase 1b clinical trial currently underway to maximise the return from the assets and also to address the associated ethical considerations.

Except as disclosed elsewhere in this Annual Report, no significant change has occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9.                  THE OFFER AND LISTING

Item 9.C.                Markets

The principal non-United States trading market for our ordinary shares is the Australian Securities Exchange, or the ASX, under the code “PGL”. Our ordinary shares are also quoted on the OTCQB Market under the symbol “PGLA”.

Price Range of Ordinary Shares

Australian Securities Exchange (ASX)

The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2006	4.04	2.35	24,427,032
Fiscal year 2007	9.49	2.52	53,491,809
Fiscal year 2008	4.54	1.20	47,820,800
Fiscal year 2009	1.34	0.57	37,768,800
Fiscal year 2010	0.85	0.59	2,887,100
Quarterly Data:
Third Quarter 2008	1.28	0.58	13,846,600
Fourth Quarter 2008	0.92	0.60	14,951,100
First Quarter 2009	0.93	0.75	7,284,900
Second Quarter 2009	1.08	0.71	1,686,200
Third Quarter 2009	0.85	0.58	899,200
Fourth Quarter 2009	0.66	0.50	630,600
First Quarter 2010	0.65	0.63	753,200
Second Quarter 2010	0.60	0.59	604,100
Third Quarter 2010	0.47	0.30	525,300

Monthly Data:
June 2010	0.45	0.38	260,300
July 2010	0.47	0.33	121,700
August 2010	0.45	0.30	274,300
September 2010	0.38	0.31	129,300
October 2010	0.36	0.30	53,800
November 2010	0.28	0.39	261,900

OTCQB Market (formerly listed on Nasdaq Capital Market)

The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the NASDAQ Capital Market (to July 2, 2010) and the OTCQB Market (from July 5, 2010 onwards) during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2006	3.15	1.71	1,628,400
Fiscal year 2007	7.78	1.81	23,776,100
Fiscal year 2008	4.01	1.12	5,652,400
Fiscal year 2009	1.29	0.15	4,372,700
Fiscal year 2010	0.75	0.18	884,400
Quarterly Data:
Third Quarter 2008	1.26	0.45	2,378,400
Fourth Quarter 2008	0.67	0.30	1,601,900
First Quarter 2009	0.62	0.31	180,600
Second Quarter 2009	0.80	0.30	211,800
Third Quarter 2009	0.75	0.32	201,800
Fourth Quarter 2009	0.61	0.37	240,000
First Quarter 2010	0.59	0.40	177,200
Second Quarter 2010	0.59	0.18	342,900
Third Quarter 2010	0.34	0.21	93,800
Monthly Data:
June 2010	0.45	0.18	172,000
July 2010	0.34	0.25	78,300
August 2010	0.32	0.25	7,300
September 2010	0.25	0.21	8,200
October 2010	0.35	0.23	6,600
November 2010	0.32	0.23	75,600

On December 17, 2010, the closing sales price of the ordinary shares as reported on the ASX and the OTCQB Market was $0.30 and US$0.26, respectively.

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

In January 2007, the Company announced that it had agreed terms with MBC to conclude the Alliance Agreement. In consideration for MBC agreeing to end the Alliance Agreement, and foregoing their entitlement to the 15% royalty, and to compensate MBC for their contribution to the development of PI-88, Progen agreed to:

•                  Return 15,176,525 MBC ordinary shares that comprised part of the consideration under the Alliance Agreement, to MBC;

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

•                  Pay MBC up to $4,000,000 on PI-88 achieving specified clinical and commercial milestones; and

•                  Issue 1,000,000 options to MBC upon MBC providing to Progen the HCC Phase 2 Trial Final Study Report.

The financial statements for the year ended June 30, 2007 included the financial impact of the return of the 15,176,525 MBC shares to MBC, that being an impairment loss of $1,769,198, the reimbursement of the $300,000, the value of 1,232,600 Progen shares and the 1,000,000 options on Progen shares. The fair value at the measurement date of the 1,232,600 Progen shares was $8,325,000 and 1,000,000 options over Progen shares was $1,321,000. The total 2007 financial impact was an increase in the operating loss from continuing operations of $11,715,198.

The financial statements for the year ended June 30, 2008 include the financial impact $2,029,000 on MBC completing the second clinical milestone in relation to the PI-88 phase 2 HCC trial (this obligation was satisfied via the issue of 732,600 shares of which 171,240 were newly issued shares and 561,360 were acquired on-market and re-issued to MBC) and $2,000,000 paid to MBC on PI-88 achieving a specified clinical milestone.  There was no impact on the financials for fiscal years 2009 or 2010.

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

License agreement with Global TransBiotech Inc.

On July 1, 2009, our subsidiary, PharmaSynth, executed a license agreement with a U.S.-based company, Global TransBiotech Inc. to conduct Phase 3 trials and subsequently commercialize muparfostat (formerly known as PI-88).  This license agreement was terminated on 8 April, 2010 due to a lack of progress in the compound’s development.

License and Collaboration Agreement with Medigen Biotechnology Corp.

On 30 June 2010, the Company signed a license and collaboration agreement with Medigen Biotechnology Corp. for the exclusive rights to PI-88.  We are entitled to various milestone payments linked to progression in the development of PI-88, as well as a royalty on all product sales upon commercialization.

Item 10.D.             Exchange Controls

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

Stamp Duty

Any transfer of shares through trading on the ASX and OTCQB, whether by Australian residents or foreign residents, are not subject to stamp duty.

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

As used below, a “U.S. Holder” is a beneficial owner of an ordinary share or warrant that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of an ordinary share or warrant that is (i) a non-resident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder. This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold ordinary shares through such entities. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of ordinary shares or warrants, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of ordinary shares or warrants that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of purchasing, holding and disposing of ordinary shares or warrants.

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

Subject to certain exceptions for short-term and hedged positions, any dividend that a non-corporate holder receives on an ordinary share in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the U.S. Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a PFIC. The ordinary shares were listed on the Nasdaq Capital Market until July 2, 2010, and are now tradable on the OTC QB Market, which should qualify them as readily tradable on an established securities market in the United States. In any event, the double tax treaty between Australia and the U.S. (the “Treaty”) satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, we believe that we should be a resident of Australia entitled to the benefits of the Treaty. However, because the facts relating to our entitlement to the benefits of the Treaty can change over time, there can be no assurance that we will be entitled to the benefits of the Treaty for any taxable year. Based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our June 30, 2010 taxable year. Based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, it is possible that we could be classified as a PFIC for our June 30, 2011 taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year. In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our June 30, 2010 taxable year. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.

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

The special PFIC rules described in the fifth preceding paragraph will not apply to a U.S. Holder’s ordinary shares if the U.S. Holder elects to mark the U.S. Holder’s ordinary shares to market each year, provided that the ordinary shares are considered “marketable stock” within the meaning of the applicable Treasury regulations. A U.S. Holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the U.S. Holder’s ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years, reduced by losses allowed in prior taxable years. If the mark-to-market election were made, then the special PFIC rules set forth in the fifth preceding paragraph would not apply for periods covered by the election. In general, the ordinary shares will be marketable stock within the meaning of the applicable Treasury regulations if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a “qualified exchange or other market” within the meaning of the applicable Treasury regulations and certain other requirements are met. The Australian Securities Exchange is a qualified exchange within the meaning of the applicable Treasury regulations. Thus, the ordinary shares should be “marketable stock” within the meaning of the applicable Treasury regulations. If a U.S. Holder makes a mark-to-market election, but does not make that election for the first taxable year in which the U.S. Holder owns an ordinary share and in which the Company is classified as a PFIC, and if the U.S. Holder had not made a QEF election for that first such taxable year, the rules set forth in the fifth preceding paragraph will apply to any distributions on an ordinary share in the year of the mark-to-market election, to any gain recognized on an actual sale of an ordinary share in that year, and to any gain recognized in that year pursuant to the mark-to-market election. The mark-to-market rules generally continue to apply to a U.S. Holder who makes the mark-to-market election, even in years we do not satisfy the tests to be a PFIC. A mark-to-market election will not be available with respect to a U.S. Holder’s warrants.

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

Information Reporting and Backup Withholding

U.S. Holders.   Dividends paid on, and proceeds from the sale or other disposition of, an ordinary share or warrant generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless a U.S. Holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is submitted to the Internal Revenue Service.   In 1992 Treasury issued regulations requiring U.S. persons that are shareholder in a PFIC to file Form 8621 annually.  The regulations were not finalized, and current Form 8621 requires reporting only if certain triggering events occur.  On March 18, 2010, President Obama signed and enacted the Hiring Incentives to Restore Employment Act which requires the annual filing of the form by U.S. shareholders of PFICs.  The provision is effective on the date of enactment. Potential holders are urged to consult their tax advisor(s) concerning the tax consequences relevant to them.

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

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal and, at the same time, maximize income without significantly increasing risk. At June 30, 2010, our cash and cash equivalents and short-term investments consisted primarily of highly liquid investments with maturities of four months or less. We believe that these investments do not constitute any material market risk exposure.

In fiscal 2010, the majority of our operating expenses were denominated in Australian dollars, however there were expenses incurred in U.S. dollars in relation to the funding of our U.S. subsidiary Progen Pharmaceuticals, Inc. From time to time, in order to reduce our exposure to foreign currency exchange rate risks, we buy and hold foreign currencies to cover our operating expenses denominated in those currencies. We also, from time to time, attempt to hedge our currency exchange risk.

The main risks arising from the Company’s financial instruments are cash flow interest rate risk, foreign currency risk and credit risk. The Company uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk.

The Board reviews and agrees policies for managing each of these risks which are summarized below.

Credit risk

The Company trades only with recognized, creditworthy third parties. All receivables, including other receivables and intercompany receivable, are current (i.e. none are contractually overdue).

Receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant. All the Company’s material cash balances are with a large national Australian bank and are not exposed to the U.S. banking market risks. There are no significant concentrations of credit risk.

Liquidity risk

The Company’s objective is to maintain a balance between continuity of project research utilizing an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Company has no financial assets/liabilities due after twelve months.

Liquid non-derivative assets comprising cash and receivables and short-term investments are considered in the Company’s overall liquidity risk. The Company ensures that sufficient liquid assets are available to meet all the required short-term cash payments.

All of the Company’s short-term investments are Level 2 financial instruments as per IFRS 7 Financial Instruments: Disclosures.

The table below reflects all financial liabilities as of June 30, 2010 and 2009. For derivative financial instruments, the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial assets and liabilities without fixed amounts or timing are based on the conditions existing at June 30, 2010. The Company had no derivative financial instruments as at 30 June 2010.

The remaining contractual maturities of the Company’s and parent entity’s financial liabilities are (in AUD thousands):

	June 30,
	2010	2009
6 months or less	3,195	3,879

Foreign currency risk

At June 30, 2010 and 2009, the Company had the following exposure to US$ currency that is not designated in cash flow hedges (in AUD thousands):

	June 30,
	2010	2009
Financial assets
Cash and cash equivalents	172	4,897
	172	4,897
Financial liabilities
Trade and other payables	787	504
	787	504
Net exposure	(615)	4,393

At June 30, 2010 and 2009, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows (in AUD thousands):

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2010	2009	2010	2009
Consolidated
AUD/USD + 10%	56	(732)	—	—
AUD/USD - 10%	(68)	775	—	—

The sensitivity is lower in 2010 than 2009 due to significant reduction in U.S. Dollar cash and cash equivalents in 2010. The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Company’s exposure to market interest rates relates primarily to the Company’s cash and short-term deposits. These deposits are held to fund the Company’s ongoing and future drug development activities. Cash at bank of $3.8 million earns interest at floating rates based on daily and “at call” bank deposit rates. Short-term deposits of $11.2 million are made for varying periods of between three to four months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Company’s cash and short-term deposits in existence at the reporting date.

At 30 June 2010, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2010	2009	2010	2009

Consolidated
+ 2.0% (200 basis points) (2009 +1.5%)	30	421	—	—
- 1.0% (100 basis points) (2009: -0.5%)	(15)	(140)	—	—

The 2010 sensitivity is based on a significantly lower cash balance due primarily to significant reduction in cash and cash equivalents and short-term investments in 2010.  Following the significant fall in interest rates during 2009-10, the potential upside in interest rates has been increased over the prior year analysis, thereby increasing sensitivity.  The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

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

Management has carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the General Manager of Finance, of the effectiveness of the disclosure controls and procedures as of June 30, 2010. Based on that evaluation, the Chief Executive Officer and the General Manager of Finance concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2010.

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

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In particular, the design of a control system must be considered relative to their costs. Additionally, the design of a control system is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions. Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements to the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010 based on the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In performing the assessment as of June 30, 2009, the following Material Weaknesses in internal control over financial reporting were identified:

•          Deficiencies in the financial statement close process. Due to various structural changes in the Company during fiscal 2009, the finance structure no longer included a Chief Financial Officer.  Effective controls over the financial statement close process were not maintained which affected our ability to complete and report our consolidated financial statements without material auditor-identified adjustments. Specifically, audit adjustments were identified after the close process, which were not identified by the review and approval controls in place relating to the settlement of financial instruments, as well as the reversal of expense related to the forfeiture of share-based payments.  The absence of a CFO removed an additional review layer from the financial reporting process which resulted in a number of post-closing adjustments to our books and records.

•          The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting. Due to various structural changes in the Company during fiscal 2009, the finance structure no longer included a Chief Financial Officer. Specifically, the Company did not design or implement controls to ensure that the duties and responsibilities related to reconciliation of transactions in equity and the cutoff of accruals were performed by individuals who had incompatible roles and responsibilities or were otherwise not monitored by those in charge of governance.  This control deficiency did not result in material adjustments to the financial statements, however there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis due to the failure to design and implement appropriate segregation of duty controls.

Both of these material weaknesses were addressed during fiscal 2010 and no further material weaknesses were identified.  Based upon its assessment, management has concluded that, as of June

30, 2010, the internal control over financial reporting is effective based upon the above-mentioned criteria.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to amendments made by the enactment of the Dodd-Frank bill that permit the Company to provide only management’s annual report on internal control in this Annual Report.

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

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended June 30, 2010.

ITEM 16C.                                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees and expenses for professional services rendered by our independent registered public accounting firm, Ernst & Young, for the audit of our annual financial statements for the years ended June 30, 2010 and 2009 and for other listed services rendered in those years are set forth in the following table:

	2010	2009
Audit Fees	$209,500	$255,500
Audit-Related Fees (1)	54,000	15,000
Total Fees	$263,500	$270,500

(1)           Audit-related services rendered by our principal accountant were in relation to Sarbanes-Oxley internal control audit procedures.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by our independent auditors must be specifically pre-approved by our audit committee. There were no non-audit services undertaken by Ernst & Young during fiscal 2010.

ITEM 16D.                                     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                                       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16G.                                     CORPORATE GOVERNANCE

Progen Pharmaceuticals Limited (the Company) is a dual listed Australian company. Our primary listing is on the Australian Securities Exchange (ASX) and securities are also traded on the U.S. OTCQB Market (OTCQB).

The Board has the ultimate responsibility for the strategy and performance of the Company on behalf of the shareholders to whom they are accountable. The Board is committed to achieving and demonstrating the highest standard of corporate governance through setting values and policies which underlie business activities ensuring transparency and protecting stakeholders’ interests.

In setting these values and policies, the Company has considered the ASX Corporate Governance Council’s Principles and Recommendations (2nd Edition) (ASX Recommendations) and relevant U.S. requirements arising from our SEC registration and continuously strives to develop and improve corporate governance processes and standards.

Formal written policies and/or disclosure practices have been disseminated throughout the organization and measures are in place to achieve compliance.  Further information concerning our corporate governance practices and compliance with the ASX recommendations is available on the Company’s website.

PART III

ITEM 17.                                              FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.                                              FINANCIAL STATEMENTS

Financial Statements - Index to Financial Statements

ITEM 19.                                              EXHIBITS

Exhibit Number	Description
4(a)(1)	Global TransBiotech Inc. License agreement with PharmaSynth (+)
4(a)(2)	License and Collaboration Agreement between Medigen Biotechnology Corp. and Progen Pharmaceuticals Limited (1)
4(d)	2008 Lease 16 Benson Street Toowong ~
6(e)

Progen Pharmaceuticals Limited Directors and Employee Option Incentive Plan Rules for the directors and employees incentive scheme approved by a resolution of shareholders at the annual general meeting of the Company held on November 16, 2010 (1)

7(a)	Deeds of Settlement and Release — Section 606 litigation (+)
10(a)	ASA Termination Agreement #
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1)
12.2	Certification of General Manager of Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1)
13	Certification of Sue MacLeman and Paul G. E. J. Dixon under Section 1350 of Chapter 63 of Title 18 of the United States Code (1), as adopted, pursuant to Section 906 of the Sarbanes—Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm (1)

(1)           Filed herewith.

#              Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 18, 2007.

~              Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on January 9, 2009.

(+)           Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 30, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROGEN PHARMACEUTICALS LIMITED

	By:	/s/ Sue MacLeman
Sue MacLeman
Chief Executive Officer

Dated: December 22, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Progen Pharmaceuticals Limited

We have audited the accompanying consolidated statement of financial position of Progen Pharmaceuticals Limited as of June 30, 2010 and 2009, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We did not audit the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progen Pharmaceuticals Limited at June 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Brisbane, Australia

December 22, 2010

Progen Pharmaceuticals Limited

Statement of Comprehensive Income

For the year ended 30 June 2010

		2010	2009	2008
	Note	$000	$000	$000

REVENUE	4 (a)	2,712	4,940	6,478

Other income from ordinary activities	4 (b)	150	7,021	1,121

Research and development expenses		5,092	7,049	16,145
Manufacturing facility expenses		2,026	1,683	2,721
Administrative and corporate expenses		7,053	8,689	10,833
Finance costs	4 (c)	3	7	19
Impairment loss		2,644	—	—
Other expenses	4 (g)	1,883	—	4,029

NET LOSS FROM OPERATIONS		(15,839)	(5,467)	(26,148)

INCOME TAX EXPENSE	6	—	—	—

NET LOSS FOR THE PERIOD		(15,839)	(5,467)	(26,148)
OTHER COMPREHENSIVE INCOME
Foreign currency translation		44	100	(61)

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		(15,795)	(5,367)	(26,209)
Basic and diluted loss per share (cents per share)	7	(64.1)	(10.0)	(43.3)

Dividends per share (cents per share)		—	—	—

The above statement of comprehensive income should be read in conjunction with the accompanying notes

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($)

Progen Pharmaceuticals Limited

Statement of Financial Position

As at 30 June 2010

		2010	2009
	Note	$000	$000

ASSETS
Current Assets
Cash and cash equivalents	9	3,893	28,045
Short term investments	9	11,250	—
Trade and other receivables	10	1,002	294
Prepayments		121	138
Total Current Assets		16,266	28,477

Non-current Assets
Short-term deposits		94	100
Prepayments		164	199
Plant and equipment	11	660	881
Intangible assets	12	—	3,005
Total Non-current Assets		918	4,185

TOTAL ASSETS		17,184	32,662

LIABILITIES
Current Liabilities
Trade and other payables	14	1,683	1,433
Provisions	15	280	229
Total Current Liabilities		1,963	1,662

Non-current Liabilities
Provisions	15	204	210
Total Non-current Liabilities		204	210

TOTAL LIABILITIES		2,167	1,872

NET ASSETS		15,017	30,790

EQUITY
Contributed equity	16	152,217	152,217
Reserves	17	3,366	3,300
Accumulated losses	17	(140,566)	(124,727)

TOTAL EQUITY		15,017	30,790

The above statement of financial position should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2010

	Number of ordinary shares	Amount $000	Accumulated losses $000	Employee reserve $000	Foreign currency translation reserve	Total $000

At 1 July 2007	59,416,427	189,194	(93,112)	1,895	—	97,977
Loss of the period	—	—	(26,148)	—	—	(26,148)
Other comprehensive income	—	—	—	—	(61)	(61)
Total comprehensive income	—	—	(26,148)	—	(61)	(26,209)
Transaction costs related to shares issued prior to 30 June 2007	—	(265)	—	—	—	(265)
Ordinary shares issued as part of acquisition agreement (refer note 20)	604,959	1,119	—	—	—	1,119
less transaction costs	—	(5)	—	—	—	(5)
Ordinary shares issued as part of acquisition agreement (refer note 20)	201,265	372	—	—	—	372
less transaction costs	—	(3)	—	—	—	(3)
Ordinary shares issued as part of termination agreement (refer note 10)	171,240	947	—	—	—	947
less transaction costs	—	(2)	—	—	—	(2)
Share-based payments to employees	—	—	—	1,328	—	1,328
At 30 June 2008	60,393,891	191,357	(119,260)	3,223	(61)	75,259

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2010

	Number of ordinary shares	Amount $000	Accumulated losses $000	Employee reserve $000	Foreign currency translation reserve	Total $000

At 1 July 2008	60,393,891	191,357	(119,260)	3,223	(61)	75,259
Loss of the period	—	—	(5,467)	—	—	(5,467)
Other comprehensive income	—	—	—	—	100	100
Total comprehensive income	—	—	(5,467)	—	100	(5,367)
Ordinary shares issued as part of Cellgate acquisition agreement	151,240	280	—	—	—	280
Off market share buy-back	(35,836,034)	(39,420)	—	—	—	(39,420)
Share-based payments to employees	—	—	—	38	—	38
At 30 June 2009	24,709,097	152,217	(124,727)	3,261	39	30,790

The above statement of changes in equity should be read in conjunction with the accompanying notes

	Number of ordinary shares	Amount $000	Accumulated losses $000	Employee reserve $000	Foreign currency translation reserve	Total $000

At 1 July 2009	24,709,097	152,217	(124,727)	3,261	39	30,790
Loss of the period	—	—	(15,839)	—	—	(15,839)
Other comprehensive income	—	—	—	—	44	44
Total comprehensive income	—	—	(15,839)	—	44	(15,795)
Share-based payments to employees	—	—	—	22	—	22
At 30 June 2010	24,709,097	152,217	(140,566)	3,283	83	15,017

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Statement of Cash Flows

For the year ended 30 June 2010

		2010	2009	2008
	Note	$000	$000	$000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		1,412	1,767	1,629
Payments to suppliers, employees and others		(15,015)	(15,494)	(23,315)
Receipt of government grants		—	376	973
Interest received		739	3,833	5,109
Finance costs		(9)	(8)	(19)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	9	(12,873)	(9,526)	(15,623)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short term investments	9	(11,250)	—	—
Purchase of plant & equipment	11	(74)	(109)	(381)
Proceeds from sale of plant & equipment		—	1	—
Acquisition of net assets		—	—	570
Costs incurred on acquisition of net assets		—	—	(1,148)
Payment from settlement of derivative		—	259	—
NET CASH FLOWS (USED IN) / PROVIDED BY INVESTING ACTIVITIES		(11,324)	151	(959)

CASH FLOWS FROM FINANCING ACTIVITIES
Off-market share buy-back		—	(39,420)	—
Transaction costs on issue of shares		—	—	(275)
Repayment of loan		—	—	(803)
NET CASH FLOWS USED IN FINANCING ACTIVITIES		—	(39,420)	(1,078)
NET DECREASE IN CASH HELD		(24,197)	(48,795)	(17,660)
Net foreign exchange differences		45	92	(3,815)
Cash and cash equivalents at beginning of period		28,045	76,748	98,223
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9	3,893	28,045	76,748

The above statement of cash flows should be read in conjunction with the accompanying notes

1. CORPORATE INFORMATION

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2010 was authorised for issue in accordance with a resolution of the directors on 27 August 2010.

Progen Pharmaceuticals Limited (the parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the United States OTCQB Market.

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

New accounting standards

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2010.  The Group’s assessment of the impact of the new standards and interpretations considered relevant to it is set out below:

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

ii.                 AASB 101 (IAS 1) Revised Presentation of Financial Statements

As a result of the adoption of AASB 101, the Income Statement has been changed to the Statement of Comprehensive Income and the Balance Sheet has been changed to the Statement of Financial Position.

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

The discontinued operations from the prior year have been re-presented as no longer being held for sale.

Business combinations and asset acquisitions

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

Government grants — refer note 4 and 21

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

Leases — refer note 4 and note 19

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

Cash and cash equivalents — refer note 9

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

Short-term investments — refer to note 9

Short term investments in the statement of financial position include a term deposit with an original maturity between 3 and 12 months.

Restricted short-term deposits

As at 30 June 2010 restricted term deposits totalling $94,000 (2009: $101,000) were held under bank guarantees relating to the Group’s leased premises.

Trade and other receivables — refer note 10

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

Derivative financial instruments

The Group occasionally uses derivative financial instruments (forward currency contract) to manage the risks associated with foreign currency fluctuation. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value using current forward exchange rates for contracts with similar maturity profiles.

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

Income tax — refer note 6

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

Plant and equipment — refer note 11

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment	5 to 10 years
Office equipment	3 to 10 years
Leasehold improvements	3 to 6 years

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year-end.

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

Intangible assets — refer note 12

Intangible assets acquired separately or in a business combinations are initially measured at cost. The cost of an intangible asset acquired in a business combination or as an asset acquisition is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the period in which the expenditure is incurred.

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

Contributed equity — refer note 16

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share — refer note 7

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

3. OPERATING SEGMENTS

The Group operates in the biotechnology industry.  The Group’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision makers) based on the nature of the activity.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

Operating segments	Research & Development	Manufacturing	Total
2010	$000	$000	$000

Operating revenue
Sales to external customers	—	1,973	1,973
Total segment revenue	—	1,973	1,973

Unallocated revenue (interest income)	—	—	739
Total revenue			2,712

Segment result	(5,092)	(53)	(5,145)

Corporate and administrative costs (includes unallocated other income)	—	—	(8,006)
Impairment loss	(2,644)	—	(2,644)
Other expenses	—	—	(44)
Operating loss			(15,839)

2010
Assets
Segment assets	170	380	550
Cash and cash equivalents and short-term investments	—	—	15,143
Other assets	—	—	1,491
Total assets			17,184

Liabilities
Segment liabilities	619	168	787
Unallocated liabilities	—	—	1,380
Total liabilities			2,167

Other segment information
Acquisition of plant & equipment, and other non-current assets	3	56	59
Unallocated acquisition of plant & equipment, and other non-current assets	—	—	15
Depreciation	57	163	220
Unallocated depreciation and amortisation	—	—	432

Operating segments	Research & Development	Manufacturing	Total
2009	$000	$000	$000

Operating revenue
Sales to external customers	—	1,724	1,724
Total segment revenue	—	1,724	1,724

Unallocated revenue	—	—	3,216
Total revenue			4,940

Segment result	(6,966)	41	(6,925)

Unallocated revenues & expenses	—	—	1,458
Operating loss			(5,467)

2009
Assets
Segment assets	3,273	498	3,771
Unallocated assets	—	—	28,891
Total assets			32,662

Liabilities
Segment liabilities	870	142	1,012
Unallocated liabilities	—	—	860
Total liabilities			1,872

Other segment information
Acquisition of plant & equipment, and other non-current assets	6	98	104
Unallocated acquisition of plant & equipment, and other non-current assets	—	—	5
Depreciation	440	240	680
Unallocated depreciation and amortisation	—	—	80

Operating segments	Research & Development	Manufacturing	Total
2008	$000	$000	$000

Operating revenue
Sales to external customers	—	1,086	1,086
Total segment revenue	—	1,086	1,086

Unallocated revenue	—	—	5,392
Total revenue			6,478

Segment result	(14,828)	(1,635)	(16,463)

Unallocated revenues & expenses	—	—	(9,685)
Operating loss			(26,148)

	Research & Development	Manufacturing	Total
	$000	$000	$000
2008
Assets
Segment assets	4,057	639	4,696
Unallocated assets	—	—	77,895
Total assets			82,591

Liabilities
Segment liabilities	5,498	208	5,706
Unallocated liabilities	—	—	1,626
Total liabilities			7,332

Other segment information
Acquisition of plant & equipment, and other non-current assets	3,557	168	3,725
Unallocated acquisition of plant & equipment, and other non-current assets	—	—	171
Depreciation	79	264	343
Unallocated depreciation and amortisation	—	—	231

4.  REVENUE AND EXPENSES

	2010	2009	2008
	$000	$000	$000
(a) Revenue
Manufacturing services revenue	1,973	1,724	1,086
Interest revenue	739	3,216	5,392
Total revenue from continuing operations	2,712	4,940	6,478

(b) Other income
Government grants	—	83	1,316
Gain (loss) on derivative	—	508	(249)
Net foreign exchange gain	—	6,319	—
Other	150	111	54
Total other income	150	7,021	1,121

(c) Finance cost
Other loans	—	4	17
Make good provision discount adjustment	3	3	2
Total finance costs	3	7	19

(d) Depreciation, amortisation and foreign exchange differences included in the statement of comprehensive income
Depreciation	292	401	423
Amortisation of Intellectual Property rights	360	359	151
Net foreign exchange loss	498	169	3,860
	1,150	929	4,434

(e) Lease payments and other expenses included in the statement of comprehensive income
Minimum lease payments — operating leases	495	552	342

(f) Employee benefit expenses
Wages and salaries	2,837	3,370	4,905
Long service leave provision	22	88	25
Share-based payments expenses	22	38	1,328
	2,881	3,496	6,258

(g) Other expenses

Bad debt expense	83	—	121
Fair value of 171,240 Progen shares issued and 561,360 Progen shares purchased on-market as part of termination agreement	—	—	2,029
Payment to Medigen — legal settlement	1,800	—	2,000
	1,883	—	4,150

5.         PARENT ENTITY DISCLOSURE

Pursuant to Schedule 1Amendments of the Corporations Amendment regulations 201 (No. 6), below is a summary of the parent entity’s operations for the year ended 30 June 2010:

	Parent
	2010	2009
	$000	$000

Current assets	15,650	27,583
Total assets	16,723	32,273
Current liabilities	1,577	1,301
Total liabilities	1,762	1,498
Shareholders’ equity
Contributed equity	152,217	152,217
Options reserve	3,281	3,260
Accumulated losses	(140,537)	(124,703)
	14,961	30,774

Comprehensive income (loss)	(15,834)	(7,353)
Contingent liabilities	29,979	33,721
Contractual commitments	878	995

6.  INCOME TAX

	2010	2009	2008
	$000	$000	$000
The prima facie tax, using tax rates applicable in the country of operation, on operating loss differs from the income tax provided in the financial statements as follows:
Prima facie tax benefit on loss from operating activities @ 30%	(4,752)	(1,640)	(7,844)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Impairment of available-for-sale investment	—	—	—
- Non deductible items	1,352	22	447
- Temporary differences	(127)	483	—
- Foreign currency gain / (loss)	2,042	(3,051)	—
- External doubtful debt	25	—	—
- Other differences	—	—	291
- Additional deduction for research and development expenditure	—	(458)	(1,621)
Prior year R&D true-up	(265)	(663)	(595)
Foreign tax rate adjustment	(288)	(462)	(193)
Income tax benefit attributable to current year losses as reported in the Income Statement	(2,013)	(5,769)	(9,515)
Deferred tax asset not brought to account as realisation of the asset is not regarded as probable	2,013	5,769	9,515

Income tax attributable to operating loss	—	—	—

	2010	2009	2008
	$000	$000	$000
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(22)	(5)	(193)
Grant income not yet assessable	—	—	(91)

Deferred tax assets
Unrealised foreign currency loss	146	(1,896)	1,134
Bad debt provision	25	—	—
Sundry creditors and accruals	272	78	67
Depreciation	200	188	181
Employee entitlements	104	95	118
Make good obligation	48	47	46
Share issue transaction costs	745	1,274	1,330
Patent costs	373	304	146
Other costs not yet deductible	1,152	—	—
Losses available for offset against future taxable income	45,639	43,556	39,043
Deferred tax asset	48,682	43,641	41,781
Net deferred tax asset not recognised	(48,682)	(43,641)	(41,781)
Net deferred income tax assets	—	—	—

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

The Group has tax losses arising in Australia of $142,672,000 (2009: $137,871,000) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. The Company has US federal and state net operating loss carry-forwards of approximately US$7,100,000 and US$3,500,000, respectively, which have a carry forward period between 2028 — 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

7. EARNINGS/(LOSS) PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2010	2009	2008
	$000	$000	$000

Loss used in calculating basic earnings/(loss) per share	(15,839)	(5,467)	(26,148)

	Number of shares	Number of shares	Number of shares
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	24,709,097	54,481,888	60,339,594

Basic and diluted earnings/(loss) per share (cents per share)	(64.1)	(10.0)	(43.3)

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

There are 1,459,000 options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

8. DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

9. CURRENT ASSETS - CASH AND CASH EQUIVALENTS / SHORT TERM INVESTMENTS

	2010	2009
	$000	$000
Cash and cash equivalents
Cash at bank and in hand	3,893	12,509
Short-term deposits	—	15,536
Cash and cash equivalents	3,893	28,045

	2010	2009
	$000	$000
Short term investments
Term deposit (4 month maturity)	11,250	—
Short-term investments	11,250	—

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Short-term investments are made for periods of 3 to 12 months depending on the cash requirements of the Group and consideration of term deposit rates.

	2010 $000	2009 $000	2008 $000

Reconciliation of net loss after tax to net cash flows from operations
Net loss	(15,839)	(5,467)	(26,148)
Adjustments for:
Depreciation	292	401	423
Impairment of intellectual property rights	2,644	—	—
Make good provision	3	3	2
Amortisation of intellectual property rights	361	359	151
Share options expensed	22	38	1,328
Equity based payments issued as part of termination agreement (refer note 10) — shares issued	—	—	947
Net fair value change on derivatives	—	(508)	249
Net loss on disposal of plant and equipment	1	3	1
Foreign exchange (gain) loss	—	—	3,781

Changes in assets and liabilities
(Increase)/decrease in trade and other receivables	(709)	428	302
(Increase)/decrease in prepayments	57	(150)	(63)
(Decrease)/increase in trade and other payables	250	(4,816)	3,716
(Decrease)/increase in provisions	45	(110)	31
(Decrease)/increase in government grants	—	293	(343)
Net cash used in operating activities	(12,873)	(9,526)	(15,623)

10. TRADE AND OTHER RECEIVABLES

	2010	2009
Current	$000	$000
Trade receivables	189	73
Other receivables (i)	813	221
Total current trade and other receivables	1,002	294

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms. Balance also includes accrued sales not yet billed which account for $786,000 (2009: nil)

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT

	1 July 2009	Translation Adjustment	Additions	Disposals	Depreciation	30 June 2010
	$000	$000	$000	$000	$000	$000
Plant & equipment
At cost	4,733	—	48	—	—	4,781
Accumulated depreciation	(4,092)	—	—	—	(197)	(4,289)
	641	—	48	—	(197)	492

Office equipment
At cost	554	—	26	(353)	—	227
Acquisition of assets	27	—	—	—	—	27
Translation adjustment	7	(2)	—	—	—	5
Accumulated depreciation	(471)	—	—	352	(62)	(181)
	117	(2)	26	(1)	(62)	78

Leasehold improvements
At cost	852	—	—	—	—	852
Accumulated depreciation	(729)	—	—	—	(33)	(762)
	123	—	—	—	(33)	90

TOTAL	881	(2)	74	(1)	(292)	660

	1 July 2008	Translation Adjustment	Additions	Disposals	Depreciation	30 June 2009
	$000	$000	$000	$000	$000	$000
Plant & equipment
At cost	4,931	—	103	(301)	—	4,733
Accumulated depreciation	(4,110)	—	—	301	(283)	(4,092)
	821	—	103	—	(283)	641

Office equipment
At cost	567	—	6	(19)	—	554
Acquisition of assets	27	—	—	—	—	27
Translation adjustment	—	7	—	—	—	7
Accumulated depreciation	(404)	—	—	15	(82)	(471)
	190	7	6	(4)	(82)	117

Leasehold improvements
At cost	852	—	—	—	—	852
Accumulated depreciation	(693)	—	—	—	(36)	(729)
	159	—	—	—	(36)	123

TOTAL	1,170	7	109	(4)	(401)	881

12. NON-CURRENT ASSETS - INTANGIBLE ASSETS

Intellectual property rights

Reconciliation of carrying amount at the beginning and end of the period:

Current	2010	2009
Year end 30 June	$000	$000
Cost (gross carrying amount)	3,515	3,515
Accumulated amortisation	(871)	(510)
Impairment loss	(2,644)	—
Net carrying amount	—	3,005

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

During the second half of the 2010 financial year, Progen undertook a strategic review of its assets and the decision was made to divest the Cellgate assets to focus on Progen’s core competencies — dual mechanism oncology products. Following the decision to divest these assets, the company impaired the full value of the intangible asset due to uncertainty surrounding the realisation amount.

13. SHARE BASED PAYMENTS

(a) Employee option plan

The Progen Directors and Employee Option Incentive Plan (“the Employee Plan”) was last approved by shareholders at the 2007 annual general meeting.

Options granted to Company employees are issued under the Employee Plan. Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price.  The exercise price, except for the 1,000,000 options granted to the CEO, is based on the weighted average closing price at which the Group’s shares are traded on the Australian Securities Exchange during the five trading days immediately before they are granted.

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

At 30 June 2010 there were 1,459,000 (2009: 1,115,000) options over ordinary shares outstanding.

(b) Options issued to the Chief Executive Officer

During 2010, the company issued 1,000,000 new options to the Chief Executive Officer.  The Options vest upon fulfilment of the following share market price conditions:

•                  166,667 options vest if the 30 day volume weighted average price (VWAP) exceeds the share price of $0.65 at the first anniversary of the employment commencement date;

•                  166,667 options vest if the 30 day VWAP exceeds the share price of $0.80 at the second anniversary of the employment commencement date;

•                  166,667 options vest if the 30 day VWAP exceeds the share price of $0.95 at the third anniversary of the employment commencement date;

•                  250,000 options vest at the end of four years of service if the 30 day VWAP exceeds the share price of $1.05 at the first anniversary of the employment commencement date; and

•                  250,000 options vest at the end of five years of service if the 30 day VWAP exceeds the share price of $1.15 at the second anniversary of the employment commencement date.

The target 30 day VWAP for each of the conditions above is equal to the exercise price for each of the tranches.

(c) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (“the Consultant Plan”).  The Consultant Plan rules are consistent with the Employee Plan rules in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months.

Information with respect to the number of all options granted is as follows:

	2010		2009		2008
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Beginning of the financial year	1,115,000	3.56	2,669,000	5.39	1,637,000	6.61
- granted(1)	1,000,000	0.95	—	—	1,317,250	3.46
- forfeited	—	—	(127,500)	3.61	(159,750)	3.61
- expired	(656,000)	3.82	(1,426,500)	6.05	(125,500)	3.30
- exercised	—	—	—	—	—	—
Balance at end of year	1,459,000	2.56	1,115,000	3.54	2,669,000	5.39
Exercisable at end of year	459,000	6.08	1,085,000	3.56	1,864,834	5.75

(1)The weighted average fair value at grant date in 2010 financial year was $0.20 (2009: nil).

The following table summarises information about all options outstanding at 30 June 2010:

		Balance beginning of year		Balance end of year
Grant date	Expiry date	Number of options	Average option exercise price $	Number of options	Average option exercise price $
29 August 2006	29 August 2011(1)	30,000	2.79	24,000	2.79
30 November 2006	1 March 2011	166,667	7.80	—	—
30 November 2006	1 March 2011	166,667	2.59	—	—
30 November 2006	1 March 2011	166,666	1.07	—	—
25 January 2007	25 January 2010	20,000	5.42	—	—
14 September 2007	13 September 2012(2)	440,000	3.61	310,000	3.61
1 February 2008	1 February 2013	100,000	2.22	100,000	2.22
10 March 2008	10 March 2013	25,000	1.42	25,000	1.42
29 March 2010	29 March 2015(3)	—	—	166,667	0.65	(3)
29 March 2010	29 March 2015(3)	—	—	166,667	0.80	(3)
29 March 2010	29 March 2015(3)	—	—	166,666	0.95	(3)
29 March 2010	29 March 2015(4)	—	—	250,000	1.05	(4)
29 March 2010	29 March 2015(4)	—	—	250,000	1.15	(4)
		1,115,000		1,459,000

(1) 6,000 options expired during the year. For this tranche of options, when an employee resigns the non-vested options immediately vest and then expire 3 months from the resignation date.

(2) 130,000 options expired during the year. When an employee resigns the vested options expire 3 months from the resignation date.

(3) Options vest upon fulfilment of a service period and share market price conditions: if 30 day VWAP exceeds the share prices of $0.65 in Yr1, $0.80 in Yr2, and $0.95 in Yr 3.

(4) Options vest upon fulfilment of a service period and share market price conditions: if 30 day VWAP exceeds the share price of $1.05 in Yr 1 and the completion of four years of service; and if 30 day VWAP exceeds the share price of $1.15 in Yr 2 and the completion of five years of service.

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

	2010	2009	2008
Expected volatility	63%	—	65%
Risk-free rate average	5.5%	—	6.26%
Expected life average (years)	5 yrs	—	2.5 yrs
Dividend yield	—	—	—
Weighted average exercise price	$0.95	—	$3.46
Share price at grant date	$0.52	—	$3.39

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

14. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	2010	2009
	$000	$000
Trade creditors (i)	260	654
Other creditors (ii)	1,423	779
	1,683	1,433

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies - $773,000 (2009: $504,000).

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)  Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii) Other creditors are non-interest bearing and have a term between 30 days and 12 months. Balance includes abandonment/obligation fee of $467,000 (2009: nil) for the divestment transaction dealings.

15. PROVISIONS

Make good provision

In accordance with the lease agreement terms, the parent must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term.  For the Darra premises the parent provided nil in the year 2009 as the provision has reached the full estimated cost to restore the facility, i.e. $128,668 (fully provided in 2007).  For the Toowong premises a provision of $3,000 was amortised during this financial year (2009: $3,000, 2008: $2,000).

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

	2010	2009
	$000	$000
Make good provision	160	157

Employee benefits provision
Long service leave	120	97
Annual leave	204	185
	324	282
	484	439

	Make good provision	Long service leave	Annual leave	Total
Movement in provision	$000	$000	$000	$000

At 1 July 2009	157	97	185	439
Arising during the year	—	23	110	133
Amortised	3	—	—	3
Utilised	—	—	(91)	(91)
At 30 June 2010	160	120	204	484

Current 2010	—	76	204	280
Non-current 2010	160	44	—	204
	160	120	204	484

Current 2009	—	44	185	229
Non-current 2009	157	53	—	210
	157	97	185	439

16. CONTRIBUTED EQUITY

	2010	2009
	$000	$000
a) Issued and paid up capital
Ordinary shares fully paid	152,217	152,217

	2010		2009
	Number of shares	$000	Number of shares	$000
b) Movements in shares on issue
Beginning of the financial year	24,709,097	152,217	60,393,891	191,357
Issued during the year:
- equity issued as part of Cellgate acquisition (note 20)
less transaction costs	—	—	151,240	280
Off-market share buy-back	—	—	(35,836,034)	(39,420)
End of the financial year	24,709,097	152,217	24,709,097	152,217

c)  Share options

At 30 June 2010 there were a total of 1,459,000 (2009: 4,085,538) unissued ordinary shares in respect of which options were outstanding, comprising:

Unlisted Share Options

(i) Employee and executive share incentive scheme:

During the 2010 financial year, no options were granted to employees or executives.  There were a total of 1,439,000 options over ordinary shares outstanding under the employee incentive scheme (2009: 1,115,000).

Listed Share Options

(ii) Rights entitlements offer

In its prospectus dated 10 May 2007, Progen invited applications by way of 1 for 9 non-renounceable entitlement offer for 5,941,343 new shares at $5.74 per share with one free option for each two new shares. The exercise price of the options is $8.40. The options expired on 28 May 2010.

17.       ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	2010	2009
	$000	$000
Beginning of the financial year	(124,727)	(119,260)
Net loss	(15,839)	(5,467)
End of the financial year	(140,566)	(124,727)

Reserves

Employee reserve

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

	2010	2009
Employee reserve	$000	$000
Beginning of the financial year	3,261	3,223
Employee option expense	22	38
End of the financial year	3,283	3,261

	2010	2009
Foreign currency translation reserve	$000	$000
Beginning of the financial year	39	(61)
Foreign currency translation	44	100
End of the financial year	83	39
Total reserves	3,366	3,300

18.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

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

Alternatively, and depending on cash flow, the Group may also simply procure the required amount of foreign currency to mitigate the risk of future obligation.

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

Liquid non-derivative assets comprising cash and receivables are considered in the Group’s overall liquidity risk. The Group ensures that sufficient liquid assets are available to meet all the required short term cash payments.

The table below reflects all financial liabilities as of 30 June 2010. For derivative financial instruments the market value is presented, whereas for the other obligations the undiscounted cash flows are presented. Cash flows for financial assets and liabilities without fixed amount or timing are based on the conditions existing at 30 June 2010. The Group had no derivative financial instruments at 30 June 2010.

The remaining contractual maturities of the Group’s and parent entity’s financial liabilities are:

	2010	2009
	$000	$000
12 months or less	3,195	3,879

Foreign currency risk

At 30 June 2010, the Group held US$185,000 (2009: US$3,900,000) in cash deposits.

At 30 June 2010, the Group had the following exposure to US$ currency:

	2010	2009
	$000	$000
Financial assets
Cash and cash equivalents	172	4,897
	172	4,897
Financial liabilities
Trade and other payables	787	504
	787	504
Net exposure	(615)	4,393

At 30 June 2010, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2010	2009	2010	2009
	$000	$000	$000	$000
AUD/USD + 10% (2009: + 20%)	56	(732)	—	—
AUD/USD - 10% (2009: - 15%)	(68)	775	—	—

The sensitivity is lower in 2010 than 2009 due to significant reduction in US Dollar cash and cash equivalents in 2010. The sensitivity analysis in the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $3.8 million earns interest at floating rates based on daily and “at call” bank deposit rates. Short term deposits of $11.2 million are made for varying periods of between three to four months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Refer note 9 for details on the Group’s cash and cash equivalents at 30 June 2010.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the balance sheet date.

At 30 June 2010, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2010	2009	2010	2009
	$000	$000	$000	$000
+ 2.0% (200 basis points) (2009: + 1.5%)	30	421	—	—
- 1.0% (100 basis points) (2009: - 0.5%)	(15)	(140)	—	—

The 2010 sensitivity is based on a significantly lower cash balance due primarily to significant reduction in cash and cash equivalents. Following the significant fall in interest rates during 2009-10, the potential upside in interest rates has been increased over the 2009 analysis, thereby increasing sensitivity.  The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

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

	1 year or less	Over 1 to 5 years	More than 5 years	Total carrying amount as per the balance sheet	Weighted average effective interest rates
Financial instruments 2010	$000	$000	$000	$000%

Financial assets
Cash and cash equivalents	3,893	—	—	3,893	5.6
Short term investments	11,250	—	—	11,250	5.6
Trade and other receivables	1,002	—	—	1,002	—
Security deposit	379	—	—	379	5.1
	16,524	—	—	16,524

Financial liabilities
Trade and other payables	1,683	—	—	1,683	—
	1,683	—	—	1,683
Net maturity	14,841	—	—	14,841

19. EXPENDITURE COMMITMENTS

(a) Expenditure commitments

The following expenditure commitments had been contracted but not provided:

Preclinical research study agreements

During the financial year 2010, the Group entered into various preclinical research study agreements. The committed value of these agreements for the next financial year is $116,000 (2009:$38,000 2008: $771,000).

Insurance premium

In August 2010, the Group committed to paying the Group’s comprehensive insurance premium for the year ended 30 June 2010. The total value of these premiums is $391,000 (2009: $432,000, 2008: $510,000).

Consultant agreements

During the financial year 2010, Progen entered into various consultant agreements with a committed value of $144,000 for the next financial year (2009: $48,000, 2008: $104,000).

Purchases

At the end of the financial year 2010, Progen ordered goods and services and committed to operating leases with a total value of $198,000 which had not been used or delivered by 30 June 2010 (2009: $256,000, 2008: $172,000).

License Agreements

At the end of the financial year 2010 the Group signed a license agreement with Medigen Biotechnology Corp to exclusively develop, manufacture, market, and sublease the PI-88 product.  A condition of the license is for Progen Pharmaceutical Limited to provide reasonable assistance to MBC in relation to chemical, manufacturing or control (CMC) issues to a total value of $150,000 (2009: nil).

	2010	2009	2008
	$000	$000	$000
Future expenditure commitments not provided for in the financial statements and payable:
- not later than one year:
Research agreements	116	38	771
Consultant agreements	144	48	104
Insurance premium	391	432	510
Purchases	12	33	172
Remuneration commitments	—	—	213
License agreements	150	—	—
Total not later than one year	813	551	1,770
- later than one and not longer than five years:	—	—	—
Total expenditure commitments	813	551	1,770

(b) Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments
- not later than one year	186	223	197
- later than one and not longer than five years	—	—	—
- aggregate lease expenditure contracted for at balance date	186	223	197

The operating lease commitments relate primarily to the rental of the Group’s corporate office premises and manufacturing facility which has an option to extend the lease term for another 2 years, at the end of the lease period.

(c) Clinical trials

	2009	2009	2008
	$000	$000	$000
Clinical trials
- not later than one year:
PI-88 phase 2b Melanoma trial	—	233	248
PI-166 phase 1 trial	—	—	13
PG11047 phase 1 trial	663	1,349	358
PI-88 phase 3 trial (PATHWAY trial) - termination	—	—	4,000
	663	1,582	4,619
- later than one and not longer than five years:
PG11047 phase 1 trial	—	90	265
	—	90	265

20. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	2010	2009	2008
	$000	$000	$000
The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	35	54	292
Provisions (current)	280	229	312
Provisions (non-current)	204	210	237
	519	493	841

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The parent contributed $248,196 on behalf of employees to superannuation funds for the year ended 2010 (2009: $228,397; 2008: $396,210).

21. CONTINGENT LIABILITIES AND ASSETS

Government grants

The Group has received two separate Australian Government research grants: a R&D Start Grant, which has been completed, and a R&D Commercial Ready Grant. The Government may require the Group to repay all or some of the amount of a particular grant together with interest in any of the following circumstances:

a)         The Group fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project;

b)       Upon termination of a grant and/or at the Government’s discretion;

c)         Overpayment by the government; or

d)        The Group spends the fund other than in accordance with the grant deed.

The Group continues the development and commercialisation of projects funded by these grants. The total amount received under the Start Program was $3.1 million. The total amount received under the Commercial Ready Program was $2.972 million. Both grants are now complete and no further contingencies exist

2008 Acquisition of Cellgate Inc.

On 4 February 2008, Progen executed a Definitive Agreement to acquire 100% of the voting shares of Cellgate, Inc. (“Cellgate”), a privately held biotechnology company based in the U. S. with oncology assets based on epigenetic and polyamine inhibition. Cellgate’s assets include a lead product candidate in Phase 1 and multiple pre-clinical compounds.

Milestones payments of up to US$19.5 million, payable to Cellgate shareholders in Progen shares (to the extent permissible without shareholder approval) and/or cash, are to be made upon the achievement of certain clinical and regulatory milestones in respect of the assets of Cellgate. To the extent the milestones are met and Progen shares are required to be issued, the number of shares to be issued will be calculated by reference to a volume weighted average price of Progen shares for the 30 trading days immediately before the date on which the relevant milestones are reached.

In addition, Cellgate had existing milestone commitments to SLIL Biomedical Corp and the Wisconsin Alumni Foundation (WARF) which were honoured by Progen at the time of acquisition. If achieved in full, the SLIL Biomedical Corp milestone payments amount to US$2.637 million. The WARF milestones, totalling US$1 million are “negative milestones” that are payable only if the compound has not progressed to a certain point at defined points in time. The first of those negative milestones comes into effect at the end of March 2011.

On the basis of progress with trials and plans for divestment of this asset, the directors have concluded that it is not probable that milestone payments will be made to the Cellgate, SLIL and WARF vendors, accordingly, no provision has been recognised for milestones payment commitments.

 License of muparfostat (formerly PI-88) to Medigen Biotechnology Corporation

On 30 June 2010, the Company executed a binding agreement with Medigen Biotechnology Corporation for the global licensing of muparfostat, the group’s lead anti-cancer product formerly known as PI-88.  The agreement is an exclusive worldwide License and Collaboration agreement with sub license rights for the commercialisation of PI-88 for the therapeutic and prophylactic treatment of cancer. PharmaSynth will provide manufacturing support to Taiwan-based Medigen to develop muparfosfat with an initial focus on Taiwan and China.

The license agreement provides for royalty on muparfostat sales as well as milestone payments at certain points in the product’s development.

22.  SUBSEQUENT EVENTS

No significant events have occurred after the balance date.

23. AUDITORS’ REMUNERATION

	2010	2009	2008
	$	$	$
Amounts received or due and receivable by Ernst & Young for:
(a) Audit or review of the financial reports of the entity
- The Australian financial report of the entity	149,500	175,500	135,000
- The US financial report of the entity	60,000	80,000	60,000
- Grant audit	—	—	15,500
(b) Other audit services in relation to the entity
- Sarbanes-Oxley internal control audit	54,000	15,000	105,000
	263,500	270,500	315,500
(c) Other non-audit services in relation to the entity
a. other non-audit services	—	—	—
b. agreed upon procedures related	—	—	40,105
	—	—	40,105
	263,500	270,500	355,605

Other non-audit services were assurance services in relation to the Group’s capital raising efforts.

Agreed upon procedures related services were provided by Ernst & Young Palo Alto, U.S., in relation to the Group’s acquisition of CellGate, Inc.

24. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) Details of the key management personnel (including the five highest paid executives during the year)

(i)            Directors

T.J. Homburg	Chief Executive Officer; resigned as director 1 July 2009; ceased as CEO on 18 November 2009
S. Chang	Non-executive Director – appointed Chairman 27 March 2009; resigned 1 July 2009
W. Hanisch	Non-executive Director – appointed 27 March 2009; resigned 1 July 2009
S. James	Chairman (non-executive) - appointed 1 July 2009
J. Chiplin	Non-executive Director - appointed 1 July 2009
J. Cherrington	Non-executive Director - appointed 1 July 2009
G. Schooley	Non-executive Director - appointed 1 July 2009
T. Burt	Non-executive Director - appointed 17 July 2009
H.H. Tang	Non-executive Director - appointed 17 July 2009
J.Y.C Lin	Non-executive Director - appointed 17 July 2009; resigned 30 November 2009
P. Lin	Non-executive Director – appointed 30 November 2009

(ii)           Executives

S. MacLeman	Chief Executive Officer
L. Marton	Chief Scientific Officer
M. Fitzgerald	Director – Clinical Operations US
P. Dixon	General Manager – Finance and Company Secretary – appointed 3 April 2009
D. Bampton	Director – Clinical and Regulatory Affairs – appointed 20 April 2009

F. Lankesheer was appointed on 26 July 2010 as Director of Business Development and Legal and will form part of the KMP for the 2011 financial year.

There have been no other changes to the KMP after reporting date and before the date the financial report was authorised for issue.

(b)  Remuneration of directors and key management personnel

	2010 $	2009 $	2008 $
Short term employee benefits	1,596,853	1,687,790	1,898,546
Post-employment benefits	148,658	149,973	160,077
Share-based payments	19,133	86,890	555,464
Termination payment	245,000	122,019	245,000
Total key management personnel compensation	2,009,644	2,046,672	2,859,087

Table 1: Non-executive directors’ remuneration for the year ended 30 June 2010.

		Short term			Post employment		Share- based payment
Directors		Salary and fees $	Cash bonus $	Non monetary benefits $	Super- annuation $	Termination payment $	Options $	Total $
Mal Eutick(1)	2010	—	—	—	—	—	—	—
	2009	67,788	—	—	6,101	—	—	73,889
Stephen Chang(2)	2010	—	—	—	—	—	—	—
	2009	119,730	—	—	5,826	—	—	125,556
John Zalcberg(3)	2010	—	—	—	—	—	—	—
	2009	12,608	—	—	1,135	—	—	13,743
Patrick Burns(1)	2010	—	—	—	—	—	—	—
	2009	44,333	—	—	—	—	—	44,333
John Lee(1)	2010	—	—	—	—	—	—	—
	2009	45,000	—	—	—	—	—	45,000
Rob Williamson(1)	2010	—	—	—	—	—	—	—
	2009	44,333	—	—	—	—	—	44,333
Wolfgang Hanisch(4)	2010	—	—	—	—	—	—	—
	2009	11,526	—	—	4,307	—	—	15,833
Stuart James	2010	123,161	—	—	11,084	—	—	134,245
	2009	—	—	—	—	—	—	—
Julie Cherrington	2010	30,400	—	—	—	—	—	30,400
	2009	—	—	—	—	—	—	—
John Chiplin	2010	68,718	—	—	—	—	—	68,718
	2009	—	—	—	—	—	—	—
Thomas James Burt	2010	63,035	—	—	5,673	—	—	68,708
	2009	—	—	—	—	—	—	—
Heng Hsin Tang	2010	37,610	—	—	—	—	—	37,610
	2009	—	—	—	—	—	—	—
Paul Lin	2010	45,000	—	—	—	—	—	45,000
	2009	—	—	—	—	—	—	—
Joe Lin	2010	20,568	—	—	1,852	—	—	22,420
	2009	—	—	—	—	—	—	—
Total - Non-executive Directors	2010	460,159	—	—	18,609	—	—	478,768
	2009	345,318	—	—	17,369	—	—	362,687

(1) Resigned 27 March 2009

(2) Non-Executive Director until 27 March 2009 when he was appointed as Non-Executive Chairman; resigning 1 July 2009

(3) Resigned 4 September 2008

(4) Appointed 27 March 2009 but resigned 1 July 2009

(5) Appointed 1 July 2009, was Interim CEO from 1 December 2009 to 31 May 2010

(6) Appointed 1 July 2009

(7) Appointed 17 July 2009

(8) Appointed 1 December 2009

(9) Appointed 1 July 2009 but resigned 1 December 2009

(10) Appointed 17 July 2009 but resigned 1 December 2009

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2010.

		Short term				Post employment		Share- based payment
Other key management personnel		Salary and fees $	Cash bonus $	Non monetary benefits $		Super- annuation $	Termination payment $	Options $	Total $
T Justus Homburg (1)	2010	150,803	—	13,417	(1)	32,192	245,000	—	441,412
	2009	295,083	—	18,959	(1)	25,377	—	32,099	371,518
Linton Burns (2)	2010	—	—	—		—	—	—	—
	2009	93,707	—	—		28,151	—	11,061	132,919
Sarah Meibusch (3)	2010	—	—	—		—	—	—	—
	2009	138,680	50,000	—		15,586	98,942	11,061	314,269
James Garner (4)	2010	—	—	—		—	—	—	—
	2009	89,974	—	—		7,322	—	11,061	108,357
John Devlin(5)	2010	—	—	—		—	—	—	—
	2009	17,363	—	—		8,022	23,077	—	48,462
Laurence Marton	2010	369,493	—	36,613	(8)	—	—	—	406,106
	2009	419,004	—	30,115	(8)	—	—	30,416	479,535
Michael Fitzgerald	2010	149,513	—	22,588	(8)	—	—	—	172,101
	2009	169,888	15,051	14,902	(8)	—	—	13,314	213,155
Paul Dixon	2010	120,462	43,500	—		14,757	—	—	178,719
	2009	34,763	—	—		3,129	—	—	37,892
John Chiplin(6)	2010	240,000	—	19,442	(8)	—	—	—	259,442
	2009	—	—	—		—	—	—	—
Susan Elizabeth MacLeman(7)	2010	49,506	—	—		4,456	—	19,133	73,095
	2009	—	—	—		—	—	—	—
Total - Other key management personnel	2010	1,079,777	43,500	92,060		51,405	245,000	19,133	1,530,875
	2009	1,258,462	65,051	18,959		132,604	122,019	86,890	1,683,985

(1) Terminated 18 November 2009. Non-monetary benefits represent a private vehicle under a novated lease arrangement.

(2) Resigned 9 January 2009

(3) Resigned 6 May 2009

(4) Resigned 8 December 2008

(5) Resigned 4 September 2008

(6) Appointed Interim CEO from 1 December 2009 to 31 May 2010

(7) Appointed 6 April 2010

(8) US based health plans

(c)          Option holdings of key management personnel

During the course of the 2010 financial year the following options were vested to key management personnel of the Company under the terms of The Progen Directors and Employee Option Incentive Plan.

1,000,000 options were granted to Sue MacLeman, the Chief Executive Officer during the 2010 financial year.

Number of options granted and forfeited during the year

	Grant date	Expiry date	No. of options granted	No. of options vested	No. of options expired	Exercise price		Fair Value per option at grant date	Date exercisable
T J Homburg	30-Nov-2006	1-Mar-2011	—	—	166,667	$7.80		$1.27	30-Nov-2006
TJ Homburg	30-Nov-2006	1-Mar-2011	—	—	166,667	$2.59		$0.98	1-Mar-2008
TJ Homburg	30-Nov-2006	1-Mar-2011	—	—	166,666	$1.07		$0.65	1-Mar-2011
G. Schooley	25-Jan-2007	25-Jan-2010	—	—	20,000	$5.42		$2.61	25-Jan-2008
S Meibusch	14-Sep-2007	13-Sep-2012	—	—	100,000	$3.61		$1.33	14-Sep-2008
S MacLeman	29-Mar-2010	29-Mar-2015	166,667	—	—	$0.65	(1)	$0.14	29-Mar-2011
S MacLeman	29-Mar-2010	29-Mar-2015	166,667	—	—	$0.80	(1)	$0.18	29-Mar-2012
S MacLeman	29-Mar-2010	29-Mar-2015	166,666	—	—	$0.95	(1)	$0.21	29-Mar-2013
S MacLeman	29-Mar-2010	29-Mar-2015	250,000	—	—	$1.05	(1)	$0.23	29-Mar-2014
S MacLeman	29-Mar-2010	29-Mar-2015	250,000	—	—	$1.15	(1)	$0.24	29-Mar-2015

(1)Forfeited options due to termination

(2)Options vest upon fulfilment of share market price conditions; i.e., 30 day VWAP exceeds the share prices of $0.65 in Yr1, $0.80 in Yr2, $0.95 in Yr 3, $1.05 in Yr4 and $1.15 in Yr5.

The following table summarises the value of options granted, exercised or expired during the 2010 financial year to directors and key management personnel.

	Value of options granted during the year ^ $	Value of options exercised during the year $	Value of options expired during the year $	Value of options forfeited during the year $	Remuneration consisting of options for the year %
T J Homburg	—	—	483,334	—	—
S Meibusch	—	—	132,732	—	—
G Schooley	—	—	52,176	—	—
S MacLeman	19,133	—	—	—	26.2

^ For details on the valuation of options, including models and assumptions used, please refer to note 13.

	Balance at beginning of period			Options	Balance at end of period	At 30 June 2010
	1 July 2009	Granted as remuneration	Options exercised	forfeited/ expired	30 June 2010	Total Vested	Total non- vested
Directors
S. Chang(1)	41,014	—	—	(41,014)	—	—	—
T. J. Homburg(2)	501,389	—	—	(501,389)	—	—	—
S. James(3)	—	—	—	—	—	—	—
J. Chiplin(3)	—	—	—	—	—	—	—
J. Cherrington(3)	—	—	—	—	—	—	—
T. Burt(4)	—	—	—	—	—	—	—
H. Tang(4)	—	—	—	—	—	—	—
P. Lin(5)	—	—	—	—	—	—	—
G. Schooley(6)	—	—	—	—	—	—	—
J. Lin(7)	—	—	—	—	—	—	—

Executives
L. Marton	100,000	—	—	—	100,000	100,000	—
P. Dixon	—	—	—	—	—	—	—
S. MacLeman(8)	—	1,000,000	—	—	1,000,000	—	1,000,000
Total	642,403	1,000,000	—	(542,403)	1,100,000	100,000	1,000,000

(1) Resigned 1 July 2009

(2) Terminated 18 November 2009

(3) Appointed 1 July 2009

(4) Appointed 17 July 2009

(5) Appointed 30 November 2009

(6) Appointed 1 July 2009 but resigned 30 November 2009

(7) Appointed 17 July 2009 but resigned 30 November 2009

(8) Appointed 6 April 2010

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

(3)Resigned 27 March 2009

(4) Appointed 27 March 2009 and resigned 1 July 2009

(5) Resigned 9 January 2009

(6) Resigned 29 May 2008

(7) Resigned 6 May 2009

(8) Resigned 8 December 2008

(9) Appointed 3 April 2009

(d)          Shareholdings of key management personnel

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 09	On exercise of options	Net change other(10)	Balance 30 June 10

Directors
S. Chang(1)	220,300	—	(220,300)	—
T.J. Homburg(2)	52,778	—	(52,778)	—
S. James(3)	—	—	—	—
J. Chiplin(3)	—	—	—	—
J. Cherrington(3)	—	—	—	—
T. Burt(4)	—	—	—	—
H. Tang(4)	1,500	—	—	1,500
P. Lin(5)	—	—	—	—
G. Schooley(6)	7,434	—	(7,434)	—
J. Lin(7)	5,923	—	(5,923)	—

Executives
L. Marton	—	—	—	—
P. Dixon	—	—	—	—
S. MacLeman(8)	—	—	—	—
Total	287,935	—	(286,435)	1,500

(1) Resigned 1 July 2009

(2) Terminated 18 November 2009

(3) Appointed 1 July 2009

(4) Appointed 17 July 2009

(5) Appointed 30 November 2009

(6) Appointed 1 July 2009, resigned 30 November 2009

(7) Appointed 17 July 2009, resigned 30 November 2009

(8) Appointed 6 April 2010

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

(3)Resigned 27 March 2009

(4) Appointed 27 March 2009 and resigned 1 July 2009

(5) Resigned 9 January 2009

(6) Resigned 29 May 2008

(7) Resigned 6 May 2009

(8) Resigned 8 December 2008

(9) Appointed 3 April 2009

(10) Off-market transactions

(e)          Subsidiaries

On 2 July 2008 the Company spun-out its manufacturing business as a wholly owned subsidiary company, PharmaSynth Pty Ltd.  On 19 June 2009 Progen transferred the rights of the intellectual property for PI-88 to PharmaSynth at book value which was nil as the research and development had been expensed as incurred.

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiary listed in the following table:

	Country of	% Equity Interest		Investment ($000)
Name	Incorporation	2010	2009	2010	2009

Progen Pharmaceuticals Inc.	United States	100	100	3,278	3,278

PharmaSynth Pty Ltd	Australia	100	100	536	536

Term and conditions of transactions with subsidiary

The company has intercompany receivables relating to the subsidiaries. Intercompany receivables are loans funding intercompany operations with no specific repayment terms and are therefore unlikely to be repaid in 12 months. The loan is an interest bearing loan with 7.40% p.a. interest.  Intercompany balances with Progen Pharmaceuticals Inc. have been fully provided for.