Form 20-F/A
period 2010-06-30
PROGEN PHARMACEUTICALS LTD
filed 2011-01-21
CIK 943502

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

☐ Yes   ☐ No

EXPLANATORY NOTE

The Company is amending its Annual Report on Form 20-F for the year ended June 30, 2010 (the “Annual Report”) to correct the omission of an explanatory footnote in Item 19, Exhibits, as originally filed.

No other changes are being made to the Annual Report, as originally filed, although Exhibits 12.1, 12.2, and 13.1 have been refiled in their current form. The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing, and the Company has not updated the disclosure as of a later date.

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

PART III

ITEM 17.                                              FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.                                              FINANCIAL STATEMENTS

Financial Statements - Index to Financial Statements

ITEM 19.                                              EXHIBITS

Exhibit Number	Description
4(a)(1)	Global TransBiotech Inc. License agreement with PharmaSynth (+)
4(a)(2)	License and Collaboration Agreement between Medigen Biotechnology Corp. and Progen Pharmaceuticals Limited (1)*
4(d)	2008 Lease 16 Benson Street Toowong ~
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

*                                        Certain provisions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

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

Dated: January 21, 2011

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