Form 20-F
period 2011-06-30
PROGEN PHARMACEUTICALS LTD
filed 2011-11-29
CIK 943502

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number: 000-29228

PROGEN PHARMACEUTICALS LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

2806 Ipswich Rd, Darra, Queensland 4076, Australia
(Address of principal executive office)

Mr. Paul Dixon, General Manager of Finance and Company Secretary, Progen Pharmaceuticals Limited, 2806 Ipswich Road, Darra, Queensland 4066, Australia Tel: +61 7 3273 9133, Fax: +61 7 3375 1168
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

Ordinary Shares: 24,709,097 (as of June 30, 2011)

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

☐ Yes   ☐ No

References in this annual report to “Progen,” “we,” “our,” “us” and “the Company” refer to Progen Pharmaceuticals Limited.

All references to dollars or $ are to the currency of the Australian dollars (AUDs).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties.  Forward-looking statements relate to future events or our future financial performance and include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effect of future regulation and the effects of competition. These statements are based on our current expectations, beliefs and assumptions, and on information currently available to our management. In some cases, you can identify forward-looking statements by the use of words such as “anticipate,” “expect,” “intend,” “plan,” “seek,” “may,” “will,” “should,” “could,” “would,” “believe,” “estimate,” “project,” “predict,” “potential,” “continue,” or the negative of such terms or similar expressions. These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, levels of activities, performance and other factors to be materially different from those anticipated in such forward-looking statements.  Factors that might cause such differences include the risks discussed in “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” as well as those discussed elsewhere in this annual report.

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

ITEM 2.                                                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                     KEY INFORMATION

Item 3.A.                Selected Financial Data

The following selected consolidated financial data for the five years ended June 30, 2011 should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” below and our financial statements and related notes contained elsewhere in this Annual Report. Our financial statements and related notes have been prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated statement of financial position information as of June 30, 2011 and 2010 and the consolidated statement of comprehensive income data for fiscal 2011, 2010 and 2009 are derived from our audited financial statements included in this annual report. Consolidated statement of financial position information as of June 30, 2007, 2008 and 2009 and consolidated statement of comprehensive income information for fiscal 2008 and 2009 are derived from our audited financial statements which are not included in this annual report.

	For the years ended June 30,
	2007	2008	2009	2010	2011
Consolidated Statement of Comprehensive Income Data:
Revenue	$2,665,947	$6,477,931	$4,940,369	$2,711,471	$3,610,695
Other income	1,113,245	1,120,137	7,021,310	150,371	55,752
Research and development expenses	6,991,757	16,143,407	7,048,870	5,091,919	2,882,947
Manufacturing facility expenses	2,372,679	2,721,370	1,683,136	2,026,643	2,506,383
Administration and corporate expenses	5,438,437	10,832,072	8,689,364	7,053,169	4,178,106
Finance costs	15,355	19,490	7,269	2,930	3,636
Impairment loss	1,769,198	—	—	2,644,186	53,911
Other expenses	9,645,903	4,029,302	—	1,882,818	139,170
Net loss from operations	$(22,454,137)	$(26,147,573)	$(5,466,960)	$(15,839,823)	$(6,097,706)
Income tax expense	—	—	—	—	—
Net loss for the period	$(22,454,137)	$(26,147,573)	$(5,466,960)	$(15,839,823)	$(6,097,706)
Other comprehensive income (loss)
Foreign currency translation	—	(61,000)	100,000	44,000	(12,049)
Total comprehensive income (loss) for the period	$(22,454,137)	$(26,208,573)	$(5,366,960)	$(15,795,823)	$(6,109,755)
Basic and diluted loss per share (cents per share)	(50.2)	(43.3)	(10.0)	(64.1)	(24.7)

	As of June 30,
	2007	2008	2009		2010	2011
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$98,222,758	$76,747,878	$28,044,529		$3,892,365	$6,332,589
Working capital	$96,928,384	$70,864,837	$26,814,764		$14,376,203	$8,630,252
Total assets	$100,639,229	$82,592,581	$32,661,315		$17,184,275	$12,180,433
Long-term debt	—	—	—		—	—
Capital stock	$191,089,162	$194,519,063	$155,516,344		$155,583,443	$155,655,390
Accumulated losses	$(93,112,536)	$(119,258,442)	$(124,727,069)		$(140,566,211)	$(146,663,917)
Net assets	$97,976,626	$75,260,621	$30,789,275		$15,017,232	$8,991,473
Shares on issue	59,416,427	60,393,891	24,709,097	(1)	24,709,097	24,709,097

(1) Share Buyback in April 2009

Currencies and Exchange Rates

The Company publishes its consolidated financial statements in Australian dollars.  In this Annual Report, references to $ are to Australian dollars currency and references to “U.S. dollars” or “US$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain Australian dollars into or from U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollars amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of Australian dollars into or from U.S. dollars have been made at $1.00 to US$1.0597, the Buying Rate on June 30, 2011.

The following table sets forth, for the periods and dates indicated, certain information concerning the Buying Rate for Australian dollars expressed in U.S. dollars per $1.00. The period average data set forth below is the average of the Buying Rate on the last day of each full month during the period. On October 31, 2011 the Buying Rate was $1.00 to US$1.0696.

2011 Month End	High	Low
June 30, 2011	1.0687	1.0521
July 31, 2011	1.0043	1.1001
August 31, 2011	1.0721	1.0622
September 30, 2011	1.0711	0.9755
October 31, 2011	1.0696	0.9478
November 29, 2011	1.0590	0.9705

Year end June 30,	Average
2007	0.78592
2008	0.89599
2009	0.74803
2010	0.88219
2011	0.98940

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

RISKS RELATED TO OUR BUSINESS

We are primarily engaged with activities at a stage in the development of pharmaceutical products where success is uncertain

Although we are presently generating revenues from the sale of contract manufacturing services, we have not sufficiently advanced the development of PG545 or our other product candidates to enable their registration, and, accordingly, have not begun to market or generate revenues from their commercialization. PG545 and other future pharmaceutical product candidates will require significant additional investment in research and development, preclinical testing and clinical trials, drug manufacture and supply, regulatory and sales and marketing activities, and regulatory approval prior to any commercial sales. Since being licensed to a third party, PI-88 (muparfostat) has generated revenues through milestone payments linked to its development.  PG11047 and the other epigenetic assets have been rolled into a new entity named Epi Pharmaceuticals Inc, in which Progen holds a significant stake.  These assets also have not been sufficiently advanced to a point where they can generate revenues.  We cannot make any assurances that any of our product candidates or licensed products, if successfully developed, will generate sufficient or sustainable revenues to enable us to be profitable.

There is a significant risk that we may not be able to complete the development of PG545, PI-88 or develop other pharmaceutical products

We cannot make any assurances that we or our collaborative partners will be able to develop PG545, PI-88 or any future pharmaceutical product candidates adequately to successful commercialization, the development of one or more suitable collaborative partners, or a combination thereof, or that our research will lead to the discovery of additional product candidates, or that any of our current and future product candidates will be successfully developed, will be proven to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, will be capable of being produced in commercial quantities at reasonable costs, or will be successfully or profitably marketed, either by us or a collaborative partner. We also cannot make any assurances that the products we develop will be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when PG545, PI-88 or any of our other pharmaceutical products under development will be commercialized.

The results of on-going and future clinical trials of PG545 and PI-88 are uncertain and we or our collaborative partners will not be able to commercialize PG545, PI-88 or any of our other product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through preclinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Conducting preclinical testing and clinical studies is an expensive, protracted and time-consuming process. Furthermore, the results of preclinical in vitro (within an artificial environment) and in vivo animal studies may not necessarily be predictive of results obtained in human clinical testing. Likewise, results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. In addition, even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

Until the July 2008 termination of the Phase 3 PATHWAY trial of PI-88 in liver cancer, we were embarking on the global registration of PI-88. Since the termination of this trial, we signed a License and Collaboration Agreement with a Taiwanese company for the worldwide rights of PI-88.

We have finished treating patients in a Phase 2 clinical trial of PI-88 in Melanoma cancer patients in the United States and Australia, and are awaiting the completion of the clinical study report.  Further clinical trials in this indication will not be pursued by Progen as we have granted a worldwide license for oncology indications for PI-88.

During 2010, the board of directors made the decision to divest the assets acquired in the CellGate transaction in February 2008 to enable the Company to focus on its core strengths — dual mechanism anti-angiogenesis compounds.  The CellGate assets include PG11047, PG11144 and the epigenetics assets, which have now all been rolled into a U.S. entity called Epi Pharmaceuticals Inc, in which Progen retains a significant stake.  Progen has completed the Phase 1(b) clinical trial of PG11047 in combination with other approved agents in the United States both to maximize the salability of the divestment package and to fulfill its ethical obligations. We cannot make any assurances that attracting investment in, or a sale of Epi Pharmaceuticals Inc will be successful nor specify the amount of consideration (if any) that may be received by Progen for its stake in Epi Pharmaceuticals Inc, nor can we make assurances that any potential buyer or investor will be able to commence new or additional clinical trials of PG11047, PG11144 or the epigenetics assets resulting in a financial benefit to Progen.

Clinical trials may take several years to complete. The length of time varies substantially according to the type, complexity, novelty, patient recruitment into and intended use of the product candidate. We cannot make any assurances that, when clinical trials are completed by us or our collaborative partners, we will be able to pursue further clinical development, execute market development efforts, enter into a collaborative arrangement with a suitable pharmaceutical or biotechnology company to complete the development of, or commercialize our drug candidates. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the Australian Therapeutic Good Administration’s (TGA) Drug Safety and Evaluation Branch, the U.S. Food and Drug Administration (FDA) or any other authority, or, that such request and application will be reviewed and cleared by any of these authorities, as applicable, in a timely manner, or at all.

During the course of clinical trials and toxicology studies, our product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by the TGA or the FDA for any or all targeted indications. Even after being cleared by the TGA or the FDA, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that any of our other product candidates will be safe or effective when administered to patients.

In September 2011, Progen’s Phase 1a PG545 human clinical trial in advanced cancer patients was put on hold due to unexpected local injection site reactions seen in patients.  These reactions appeared to be a very specific side effect in humans and were not seen to this extent in the extensive preclinical animal testing of the drug.  Progen is conducting additional preclinical studies through an intravenous route of administration instead of the original subcutaneous route of administration.

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

We have in the past experienced, and may again experience difficulties in enrolling patients in our clinical trials, particularly due to the rate of incidence for our target indications in certain populations, as well as the geographical locations we may select for conducting our clinical trials.  Any such difficulties could increase the costs or affect the timing or outcome of these trials and could prevent us from completing these trials.

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

We have limited manufacturing experience, and delays in manufacturing sufficient quantities of PI-88 and PG545 for preclinical and clinical trials, whether internally or externally, may negatively impact our business and operations

We cannot make any assurances that we will be able to manufacture sufficient quantities of PI-88, PG545 or any of our other product candidates in a cost-effective or timely manner. Any delays in production would delay our preclinical and clinical trials which could have a material adverse effect on our business, financial condition and results of operations.

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

If we are unable to independently commercialize or establish and manage strategic collaborations to develop PI-88, PG545 or any of our other product candidates, we may have to reduce or delay product development and/or increase our expenditures

Our strategy for developing and commercializing our product candidates includes entering into various relationships with pharmaceutical or biotechnology companies to provide us with funding and/or to perform research, clinical development, regulatory clearance, commercial scale manufacturing, sales, marketing or distribution activities relating to PI-88, PG545 or some or all of our current or future product candidates. To date, we have secured a license with a Taiwanese company who is managing the development of PI-88 in oncology indications.  We have not entered into any agreements with third parties capable of providing such services for PG545 or our other product candidates. Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. If we are unable to establish collaborative arrangements, we may have to reduce or delay further development of or our product candidates and/or increase our expenditures and undertake the development and commercialization activities at our own expense. If we elect to fund our research and development programs on our own, we will need to obtain additional financing which may not be available on acceptable terms, or at all.

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

We engage third-party contract research organizations to help us with the conduct of our clinical trials. These organizations may not perform all of their obligations under arrangements with us. If contract research organizations and other third parties do not perform clinical trials in a satisfactory manner or breach their obligations to us, the development and commercialization of our product candidates may be delayed or precluded. We cannot control the amount and timing of resources these contract research organizations devote to our programs or product candidates. The failure of any of these contract research organizations to comply with any governmental regulations would substantially harm our development and marketing efforts and delay or prevent regulatory approval of our product candidates. If we are unable to rely on clinical data collected by others, we could be required to repeat, extend the duration of, or increase the size of our clinical trials and this could significantly delay commercialization and require significantly greater expenditures.

Our efforts to discover, develop and commercialize new product candidates beyond PI-88 and PG545 are at a very early stage and, therefore, these efforts are subject to a high risk of failure

The process of successfully developing product candidates is very time consuming, expensive and unpredictable. We may not be successful in identifying, developing or commercializing any additional new product candidates.

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

We may require substantial additional financing in the future to sufficiently fund our operations, development efforts and research

We have been unprofitable to date and expect to incur losses over the next several years as we continue our drug discovery and development programs and preclinical testing and as we conduct clinical trials of PG545 and our other product candidates. Although our future capital requirements will depend on many factors, we believe that our existing cash and cash equivalents and short-term investments will be adequate to satisfy the requirements of our current and planned operations through June 2012. We cannot, however, make any assurances that such funds will be sufficient to meet our actual operating expenses and capital requirements during this period.  In order for our drug development and other business operations to be sustained beyond June 2012, the Company will need to raise additional capital.  Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

•                                          The continued progress of our research and development programs;

•                                          The timing, scope, results and costs of preclinical studies and clinical trials;

•                                          The progress of licensing and partnering efforts;

•                                          The cost, timing and outcome of regulatory submissions and approvals;

•                                          Determinations as to the commercial potential of our product candidates;

•                                          Our ability to successfully expand our contract manufacturing services, should we choose to do so;

•                                          Our ability to establish and maintain collaborative arrangements; and

•                                          The status and timing of competitive developments.

We may require additional funds to conduct future clinical trials, pursue regulatory clearances, prosecute and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We have no established bank financing arrangements, and we cannot be certain that we will be able to establish such arrangements on satisfactory terms, or at all. We may seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

We have a history of operating losses and may not achieve profitability in the near future

We have incurred net operating losses in each year since we began operations in 1989. As of June 30, 2011, we had an accumulated deficit of $146.7 million primarily attributable to our research and development activities. We expect to incur additional operating losses and to increase our cumulative losses substantially as we expand our research and development and preclinical activities.  In addition, further losses are expected to be incurred in the continuation of our drug development programs.

Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel and cultivate key academic and scientific collaborations

We are a company with 24 employees as of October 31, 2011. Our success is highly dependent on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.

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

We may need to rely on the marketing and distribution capabilities of third parties

As a company, we currently have limited experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We cannot make any assurances that we will be able to enter into marketing arrangements with any marketing partner or that if such arrangements are established, our marketing partners will be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities may have a material adverse impact our potential revenues and results of operations.  Alternatively, if we decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel, and will require additional capital. We cannot make any assurances that qualified personnel will be available in adequate numbers or at a reasonable cost, that additional financing will be available on acceptable terms, or at all, or that our sales staff will achieve success in their marketing efforts.

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

In addition, stock markets have recently experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare-related companies, including biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies. We believe that these broad market fluctuations may continue to affect the market price of our ordinary shares.

From time to time, there has been limited trading volume with respect to our ordinary shares quoted on the U.S. financial markets (OTCQB Market), but we cannot make any assurances that there will continue to be a trading market in our ordinary shares.  We cannot make any assurance that the Company’s securities will continue to be listed on a U.S. market.

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

If we fail to comply with internal controls evaluations and attestation requirements our stock price could be adversely affected

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the SEC pursuant to such Act. As a foreign private issuer, under Section 404 of the Sarbanes-Oxley Act and the related regulations, we have previously been required to perform an evaluation of our internal control over financial reporting, including (1) management’s annual report on its assessment of the effectiveness of internal control over financial reporting; and (2) our independent registered public accounting firm’s annual audit of the effectiveness of internal control over financial reporting. In 2010, the enactment of the Dodd Frank Bill resulted in an exemption from Section 404(b) of the Sarbanes-Oxley Act for fiscal 2010 onwards, meaning that we did not have to comply with point (2) above.  For further information, see “Item 15—Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

ITEM 4.                  INFORMATION ON THE COMPANY

Item 4.A.                History and Development of the Company

We were incorporated in September 1989 as Almagest Pty. Ltd. in the State of Queensland, Australia, and changed our name to Progen Industries Pty. Ltd. in April 1990.  In 1991, we converted to a public limited liability company under the name Progen Industries Limited and introduced our first life sciences products to the Australian market for use in DNA recombinant research. In March 2007, we changed our name to Progen Pharmaceuticals Limited to better reflect the Company’s focus on the discovery and development of novel cancer therapies.

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

For many years, PI-88 has been the lead product candidate in Progen’s drug development pipeline. In March 2008, the Company commenced a Phase 3 human clinical trial of PI-88 in patients with post-resection liver cancer (the PATHWAY trial). In July 2008, the Company terminated this Phase 3 trial for commercial reasons.

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

On July 1, 2009, our subsidiary, PharmaSynth, executed a license agreement with a U.S.-based company, Global TransBiotech Inc. to conduct Phase 3 trials and subsequently commercialize muparfostat (formerly known as PI-88).  This license agreement was terminated on April 8, 2010 due to a lack of progress in the compound’s development.

On August 4, 2009, Progen instituted proceedings in the Supreme Court of Queensland (“the Court”) against various shareholders alleged to have contravened section 606 of the Corporations Act 2001. Progen sought an order to restrain the respondents from contravening section 606 of the Corporations Act 2001, and further or alternatively, an order vesting all of the respondents’ shareholdings in Progen in the Australian Securities & Investments Commission. On November 18, 2009, the parties reached a settlement designed to restore stability to the Company.  The key aspects of the settlement were as follows:

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

On June 30, 2010, the Company signed a license and collaboration agreement with Medigen Biotechnology Corp. for the exclusive rights to PI-88.  We are entitled to various milestone payments linked to progression in the development of PI-88 and to date have received two milestone payments, relating to regulatory approval to commence the trial (April 2011), and the commencement of patient recruitment (September 2011).  We are also entitled to royalties on all product sales upon commercialization.

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

Following the strategic review, the Company appointed a U.S. based investment bank to assist in creating a saleable package for the assets and seeking out interested parties.  Throughout 2011, Progen has continued the Phase 1b clinical trial of PG11047 and has completed patient enrolment.  It is expected that this will maximise the return from the assets.

Following the Board’s decision to divest the CellGate Assets, Progen closed down the California and North Carolina offices of its subsidiary, Progen Pharmaceuticals Inc and has significantly scaled back its presence in the U.S.  This has resulted in a substantial administrative cost saving for the Company.

The Company has divested the intellectual property held by Progen Pharmaceuticals Inc to a new incorporated entity, Epi Pharmaceuticals Inc (“EPI”).  EPI is incorporated in the USA and holds all of the epigenetic and cell proliferation assets acquired through the CellGate acquisition. The goals of the restructuring were to place the CellGate Assets and related assets into a separately funded or fundable vehicle in order to eliminate or minimise any existing and future obligations of Progen related to CellGate stockholders or the CellGate licensors, limit further investment by the Company into these programs and preserve potential returns for Progen shareholders.

Under this structure, a combination of equity and debt instruments, royalties and milestone payments were issued to various parties that were entitled to consideration pertaining to the development of the CellGate Assets.  In return, Progen has extinguished its obligations under the contracts with these parties, reducing the economics owed to these parties to make the assets investable, whilst itself retaining a significant interest in this new entity.

In exchange for giving up their right to the potential milestone payments, the former CellGate holders (including SLIL Biomedical Corporation which was previously acquired by CellGate) have received equity in EPI, along with Progen as follows:

Holder	Shares	% Ownership of EPI
CellGate holders	5,737,500 Series A Preferred	45
SLIL Biomedical	1,530,000 Series A Preferred	12
Progen	5,482,500 Series A Preferred	43

This new entity has also entered into new amended and restated license agreements with Johns Hopkins University/Wayne State University and Wisconsin Alumni Research Foundation (WARF) to secure the epigenetic and cell proliferation assets, including PG11047, PG11144 and other epigenetics program compounds.

In November 2010, Progen commenced an open-label, single centre Phase I study of the safety and tolerability of PG545 in patients with advanced tumors.  This study treated patients until it was stopped in September following unforeseen injection site reactions in patients.  Progen is currently conducting further preclinical tests with the view of using an intravenous route of administration for PG545 moving forward.

In August 2011, the Company completed a major restructure of its Board and senior management.  As a result, the Board was reduced to four, CEO Sue MacLeman departed the Company and General Manager of Finance and Company Secretary Paul Dixon reverted to a consultancy arrangement with the Company.  Further, the company relocated its executive offices to 2806 Ipswich Road, Darra QLD which was the existing premises of its manufacturing subsidiary, PharmaSynth.

We have incurred significant losses since our inception and as of June 30, 2011, our accumulated losses were $146.7 million. We expect to incur additional operating losses for the year ending June 30, 2012 on the development of our clinical product candidate PG545 as well as other potential product candidates.

To date, we have funded our operations primarily through sales of equity securities.

The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: PGL) and on the OTCQB market (OTCQB: PGLA).

Corporate Information

Our principal executive offices are located at 2806 Ipswich Road, Darra Queensland 4076, Australia. Our telephone number is + 61 7 3273 9133.

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

Progen’s primary focus is on dual mechanism anti-angiogenesis oncology products, which control tumor size and spread.

Angiogenesis

Progen’s angiogenesis products have been developed to target a number of proteins, including VEGF and FGF-2, which bind to a complex sugar called heparan sulfate. PI-88 was formerly our lead product candidate from this technology platform. PI-88 is currently licensed to a Taiwan-based company for all oncology indications seeking global registration. The PG500 program capitalizes upon Progen’s longstanding expertise in the area of heparan sulfate mimetics. This program is aimed toward providing a product for clinical development with significant enhancements to the first generation products (e.g. PI-88) in efficacy, manufacturability and pharmacokinetic properties. Our lead candidate, PG545, is currently being put through pre-clinical models using an intravenous route of administration, with a view to recommencing a phase 1 clinical trial in the future.  PG545 had completed toxicology studies, gained ethics approval in Australia and was treating patients in a Phase I clinical trial using a subcutaneous route of administration.  The trial was stopped due to unforeseen injection site reactions in humans.

Cell Proliferation and Epigenetics (through Epi Pharmaceutials Inc)

Progen retains a significant stake in Epi Pharmaceuticals Inc, which now houses the cell proliferation and epigenetics assets which Progen had acquired in the CellGate Transaction in February 2008.

Progen’s cell proliferation platform is centered around the role of polyamines in cellular function. The requirement for adequate polyamine levels for cell proliferation makes polyamine function and metabolism attractive targets for therapeutic intervention. PG11047 has completed Phase 1 clinical development. PG11047 is a polyamine analogue that competes with natural polyamines, and treatment with PG11047 results in alterations to the natural cascade of events involved in cell division and may be able to induce cell death in tumors. To date, PG11047 has shown anti-tumor activity in animal models along with a good safety profile in human trials.

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

Products

The following table lists the Company’s products currently under development:

Product	Principal Uses	Status	Next Significant Milestone
PI-88	Cancer	Phase 2 clinical trial completed treatment (Australia and U.S.)	• Analysis of data from Phase 2 Melanoma trial
Muparfostat (PI-88)	Cancer	Phase 3 Clinical Development (undertaken by Medigen)	• Completion of Phase 3 Liver Cancer Trial by Medigen
PG545	Cancer	Preclinical models to assess efficacy and safety using intravenous route of administration (IV)	• Commencement of new Phase 1 clinical trial using IV • Data analysis of new Phase 1 clinical trial
PG11047	Cancer	Phase 1(b) clinical development completed by Progen. Divested into Epi Pharmaceuticals Inc.	• Licensing activity through Epi Pharmaceuticals Inc.
Heparanase Discovery Program	Cancer	Discovery	• Currently on hold due to resource constraints
Epigenetics Discovery Program	Cancer	Discovery. Divested into Epi Pharmaceuticals Inc.	• Licensing activity through Epi Pharmaceuticals Inc.

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

Most oncology drugs are designed to be toxic to the cancer, as their name — cytotoxics — indicates. These drugs are designed to eradicate tumor cells, often with adverse consequences for non-cancerous cells as well. Historically, the efficacy of cytotoxic compounds was measured by assessments such as the degree to which tumors shrink. PI-88 belongs to the class of cytostatic drugs. As the name implies, cytostatic drugs are designed to keep the disease stable, so the efficacy of these cytostatic drugs is measured by assessments such as time to disease recurrence, disease progression, time of stable disease, disease free survival, and overall survival.

License of muparfostat (PI-88) to Medigen Biotechnology Corp

On June 30, 2010, Progen announced that a binding license and collaboration agreement had been executed with Medigen Biotechnology Corporation (Medigen) for the development and commercialization of muparfostat globally.

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

To date, Medigen has achieved the first two milestones.  There are also additional milestone payments due to Progen based on follow-up market approvals.  Progen is also contracted to manufacture the clinical trial material via its subsidiary company, PharmaSynth.

The intellectual property owned or licensed by Progen to Medigen includes the rights to PI-88 covered in the global patent family entitled “Preparation and Use of Sulfated Oligosaccharides”. It does not include any intellectual property relating to Progen’s PG500 series compounds. The term of the agreement is 15 years from the commencement date (July 1, 2010) unless terminated earlier in accordance with the agreement.

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

Phase 2 clinical trial of PI-88

Our metastatic melanoma trial recruited patients that have not previously received chemotherapy (i.e. first line patients). In this indication, the efficacy of PI-88 in combination with DTIC (dacarbazine) is being investigated. DTIC is a chemotherapy drug used as standard first-line treatment for patients with newly diagnosed metastatic melanoma and the goal of the study is to determine whether PI-88 can increase efficacy in combination with DTIC. The approved anti-angiogenic drug, Avastin® (bevacizumab), has been shown to enhance efficacy in combination with chemotherapy in patients with various solid tumors, including bowel cancer, lung cancer and breast cancer. The PI-88 Phase 2 trial in combination with DTIC has been conducted across seven sites in Australia and at three sites in U.S.  The study has now finished treating patients and data analysis is nearing completion.

Commercialization Strategy for PI-88

Worldwide oncology rights to PI-88 have been licensed to Medigen Biotechnology Corp, who will further develop and commercialize the compound.  Progen has determined that the current Phase 2 PI-88 melanoma trial, will be completed but no further development in melanoma by Progen is anticipated at this stage.

PG545

PG545 Description

PG545 is a heparan sulfate mimetic and its efficacy as an anti-tumor agent is based on a dual mechanism critical to the growth and progression of solid tumors, namely angiogenesis and metastasis.  PG545 is Progen’s lead candidate from the PG500 series.

PG545 Preclinical Development

This compound has been shown to inhibit solid tumor progression in a variety of animal models of melanoma (B16F1 syngeneic mouse model), breast cancer (T41 orthotopic mouse model), lung cancer (LLC/2 syngeneic mouse model), human colorectal cancer (HT29 xenograft model), human pancreatic cancer (MiaPaCa-2 xenograft model), human breast cancer (MDA-MB-231 xenograft model), human prostate cancer (PC3 xenograft model) and human liver cancer (HepG2 xenograft model and Hep3B orthotopic model). Importantly, these compounds also potently block the development of metastases as shown in the aforementioned B16F1, T41 and LLC/2 models.

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

Phase I clinical trial of PG545

The study is entitled “an open-label, single centre Phase I study of the safety and tolerability of PG545 in patients with advanced tumors”.  The enrolled advanced cancer patients with non haematologic, malignant solid tumors, excluding primary brain or spinal tumors. During the study, patients experienced injection site reactions.  Following this, the Company decided not to continue with dose escalation and to close the study.  Progen is reviewing the route of administration and conducting preclinical studies to investigate intravenous as an alternative route of administration.

PG11047

PG11047 Description

PG11047 is a polyamine analogue that competes with natural polyamines, and treatment with PG11047 results in alterations to the natural cascade of events involved in cell division and may be able to induce cell death in tumors.  PG11047 is the most advanced compound acquired through the acquisition of CellGate in February 2008.

PG11047 Clinical Development Program

In September 2009, Progen completed the PG11047 monotherapy study which was initially commenced by CellGate Inc.  The trial was conducted at the University of Chicago and was designed to evaluate the safety PG11047 in advanced cancer patients that have failed all other treatment options or that have few treatment options open to them. A total of 46 patients were treated.  CellGate commenced the PG11047 Phase 1(b) combination study with approved cancer therapies (Gemzar, Taxotere, Avastin, Tarceva, Cisplatin, Sutent and 5-fluorouracil) which Progen also re-initiated following the acquisition of CellGate Inc.  The trial has completed treating patients and data analysis is nearing completion.

In May 2011, the Company divested the intellectual property held by Progen Pharmaceuticals Inc to a new incorporated entity, Epi Pharmaceuticals Inc (“EPI”).  EPI is incorporated in the USA and holds all of the epigenetic and cell proliferation assets, including PG11047, acquired through the CellGate acquisition.

Heparanase Discovery Program

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

Manufacturing

PharmaSynth Pty Ltd (PharmaSynth), a subsidiary of the Company, operates a current good manufacturing practice, or cGMP, certified pilot manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis. Contract and consulting services revenues constituted 100% of our consolidated sales revenue in each of the fiscal years ended June 30, 2007, 2008, 2009, 2010 and 2011, respectively. PharmaSynth’s business is the provision of contract pharmaceutical manufacturing development services and manufacture of material for phase 1 to phase 3 clinical trials, as well as the manufacture of veterinary and animal health products.

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

All PI-88 patient clinical trials have been conducted under an active IND application with the FDA, under a CTN application with the TGA for Australian sites and other health authority jurisdictions where relevant.

All PG11047 patient clinical trials have been conducted under an active IND application with the FDA.

The recently closed patient clinical trial in PG545 was being conducted under a CTN application with the TGA.

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

3.               PG11047 — There are two granted U.S. composition of matter and method of use patents claiming compounds within a family of polyamines with defined formulae, including PG11047. These patents have also been issued in Europe and are pending in other jurisdictions.  Ownership of these patents has been transferred to Epi Pharmaceuticals Inc.

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

PI-88 (muparfostat) was out-licensed to Medigen Biotechnology Corp. on June 30, 2010. Under the agreement, Progen’s subsidiary, PharmaSynth, is to provide the technical and manufacturing support to Taiwan-based Medigen Biotechnology Corp. to develop and commercialize muparfostat elsewhere in the world.  We are entitled to various milestone payments linked to progression in the development of muparfostat, as well as a royalty on product sales upon commercialization. To date, Progen has received two milestone payments, being related to the regulatory approval of the Phase 3 clinical trial and one for the commencement of recruitment.

PG11047. Progen acquired PG11047 through the acquisition of CellGate, Inc.  Progen has since rolled all CellGate assets into Epi Pharmaceuticals Inc.  Prior to this, there were three agreements that imposed milestone obligations upon Progen in relation to the CellGate products:

1.               The 2008 Progen Acquisition of CellGate Inc. (CellGate)

2.               The 2004 acquisition by CellGate of certain SLIL Biomedical Corp (SLIL) assets

3.               The 2004 licensing of certain Wisconsin Alumni Research Foundation (WARF) assets

Under the Epi Pharmaceuticals Inc formation documents, the various milestone beneficiaries were issued equity in Epi Pharmaceuticals Inc in return for extinguishing the milestone obligations.

Progen has retained a U.S.-based investment bank to attract investment or licensees to the Epi Pharmaceuticals Inc portfolio of products.

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

Contract Manufacturing

The clients of our contract manufacturing business, PharmaSynth, are mostly from Australia with a limited number also from Asia. Our ability to compete with our competitors will depend on our marketing efforts, our ability to remain cost competitive, recruit and retain qualified personnel and maintain adequate levels of compliance with regulatory bodies.

Item 4.C.                                               Organizational Structure

Progen Pharmaceuticals Limited acts as an operating holding company of a group consisting of its directly held subsidiaries. Progen Pharmaceuticals Limited has the following subsidiaries:

	% Held	Country of Incorporation
PharmaSynth Pty Ltd	100	Australia
Progen Pharmaceuticals, Inc.	100	U.S.A. (Delaware)

The Company has a 43% interest in Epi Pharmaceuticals Inc., a company incorporated in Delaware which was incorporated to hold the CellGate and other divested assets. Epi Pharmaceuticals has not had any transactions in the period and the investment is carried at a $nil carrying value.

Item 4.D.                                               Property, Plant and Equipment

The Company leased its principal offices at Toowong, a suburb of Brisbane, Queensland, Australia until October 2011.  In August 2011, all staff relocated to 2806 Ipswich Road, Darra, Queensland, Australia.  This is also the location of PharmaSynth Pty Ltd’s manufacturing facility.

Progen Pharmaceuticals, Inc, a subsidiary of the Company, leased offices at 2479 East Bayshore Road, Palo Alto, California, USA, until the closure of this office on October 29, 2010.

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

The lease agreement on PharmaSynth Pty Ltd’s manufacturing facility is on a month to month basis with a six month notice period on termination.  A three year lease of these premises is currently nearing implementation.  We pay a current rental of $143,535 per annum.

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

Overview

We have incurred significant losses since our inception and as of June 30, 2011, our accumulated losses were $146.7 million. We devote a substantial portion of our financial resources to fund the development of our cancer product candidates and our drug discovery research efforts.

Whether we incur operating losses for the financial year ending June 30, 2012 and beyond, and if so the extent of those losses, depends on research and development efforts, licensing arrangements, success of our cancer product candidates and potential merger and acquisition activity.

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

Licensing revenue from milestone payments are recognized when the milestone has been achieved by the licensee.

(ii) Interest income

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

Foreign currency translation

(i) Functional and presentation currency

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($). The United States subsidiary’s functional currency is United States dollars which is translated to presentation currency (see below).

(ii) Transactions and balances

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

A summary of the policy applied to the Company’s intangible assets is as follows:

Useful life

Finite

Amortisation method used

Amortised over the period of expected future benefit from the related project on a straight-line basis

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

When the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Share-based payment transactions

The Company provides benefits to employees (including senior executives) and consultants of the Company in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions are measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in Note 13 to the financial statements. The fair value of shares is determined by the market value of the Company’s shares at grant date.

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

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The statement of comprehensive income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

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

Item 5.A.                                               Operating Results

Years ended June 30, 2011, 2010 and 2009

The functional currency for the Company’s operations is the Australian dollar.

The consolidated operating result for the year ended June 30, 2011 was a loss of $6.098 million, being a decrease of 61.5% over the 2010 loss of $15.839 million. The overall operating result for the year ended June 30, 2009 was a loss of $5.467 million.

The decrease in the loss for 2011 of $9.741 million is attributable to various factors, including decreased research and development expenses of $2.209 million following the completion of the PG11047 Phase 1a monotherapy study and winding down of both the PG11047 Phase 1b combination study in advanced cancer patients and the PI-88 Phase 2 study in metastatic melanoma.  General and administrative savings of $2.874 million were realised primarily due to reduced legal and other consultancy fees.  License fee revenue relating to the license of PI-88 to Medigen Biotechnology Corporation (“Medigen”) together with the increased profitability of the Company’s manufacturing operations contributed to a $0.550 million improvement to the result. Further, 2010 figures include the one-off impairment of the intangible asset associated with the CellGate acquisition of $2.644 million and the legal settlement with Medigen for $1.8 million.

Revenue from Operations

Our consolidated revenue from continuing operations for fiscal 2009, 2010 and 2011 is as follows (in AUD thousands):

	Years Ended June 30,
	2009	2010	2011
Revenue from manufacturing services	$1,724	$1,973	$2,585
License fee revenue	—	—	475
Interest income	3,216	739	551
Total revenue from continuing operations	$4,940	$2,712	$3,611

For the fiscal year ended June 30, 2011, revenues from manufacturing services division increased 31.0% to $2.585 million due to additional manufacturing contracts being received, including the contract entered between Progen and Medigen for the manufacture of PI-88 in accordance with the Exclusive License and Collaboration Agreement.

For the fiscal year ended June 30, 2010, revenues from manufacturing services division increased 14.4% to $1.973 million due to additional manufacturing contracts being received.

Interest income fell by 25.4% to $0.551 million during fiscal year 2011 primarily due to reduced funds on deposit due to the operating cash outflows throughout the year, despite stronger interest rates on deposits.

License fee revenue of $0.475 million was realised in 2011 (2010: nil, 2009: nil) as the Company’s licensee, Medigen reached its first milestone in the development of PI-88.

Research and Development Expenses

Our consolidated research and development expenses for compounds under development and discovery programs are as follows (in AUD thousands):

	Years Ended June 30,
	2009	2010	2011
PI-88	$1,393	$423	$215
PI-166	47	—	—
PG11047	2,037	1,518	555
PG500 Series and Heparanase discovery	1,676	2,221	1,524
Epigenetics discovery program	1,217	610	364
General research and development expenses	679	320	225
Total research and development expenses	$7,049	$5,092	$2,883

In fiscal year 2011 expenditure on our Research and Development segment initiatives decreased year on year by 43.4% to $2.883 million, following the completion of enrolment in the PG11047 combination study in the USA and the treatment of the final patient in the PI-88 metastatic melanoma study.

In fiscal year 2011, we expended $0.2 million on the ongoing PI-88 Phase 2 Melanoma trial (2010: $0.4 million, 2009: $1.4 million) and $1.9 million on drug discovery across PG545, PG562 and PI-166 (2010: $2.8 million, 2009: $2.9 million).  Expenditure of $0.5 million was booked against the ongoing PG11047 phase 1 trial in the U.S. and a further $0.2 million was related to PI-88.

Our lead non-partnered drug candidate, PG545 was involved in a phase 1 clinical trial during the financial year, until it was stopped due to an unforeseen injection site reaction issue. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our drugs progress successfully through initial human testing, they may fail in later stages of development. Regulatory agencies, including the FDA and TGA, regulate many aspects of a product candidate’s life cycle, including research and development and pre-clinical and clinical testing. We or the regulatory authorities may suspend clinical trials at any time on the basis that the participants are being exposed to unacceptable health risks. Completion of clinical trials depends on, among other things, the number of patients available for enrollment in a particular trial, which is a function of many factors, including the availability and proximity of patients with the relevant condition. We rely on third parties to conduct clinical trials, which may result in delays and failure to complete trials if the third parties fail to perform or meet applicable standards. Our drug discovery efforts are still in the research phase and have not yet commenced pre-clinical development, which means they have not yet been tested on humans. We will need to commit significant time and resources to develop these product candidates.

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

Administrative and Corporate Expenses

Administrative and corporate expenses in fiscal year 2011 were $2.87 million below fiscal 2010, primarily due to savings in management consulting fees and legal fees of $1.2 million and $780,000, respectively.  This is primarily due to the recognized consultancy fee provision relating to the divestment of the CellGate assets in fiscal 2010 and minimized external legal and consultancy fees. Further, amortization relating to the impaired intellectual property rights of $361,000 was booked in fiscal 2010. The savings was further expanded due to the reduced foreign exchange losses of $433,000 due to reduced U.S. deposits and stronger Australian Dollar against the U.S. Dollar.

Rentals on operating leases increased $183,000 or 46.4% in fiscal 2011 over fiscal 2010 to $577,000. This is due to the termination provision of lease agreement relating to Progen Pharmaceuticals Limited corporate office in October 2011 per the tenancy agreement reduced by the cost savings that resulted from the closure of US office.  Further, a CPI increase on both Progen and PharmaSynth premises contributed to the increase.

Rentals on operating leases decreased $57,000 or 10.3% in fiscal 2010 over 2009 to $495,000. During fiscal 2010, Progen Pharmaceutical Limited’s office rentals increased by 3% and PharmaSynth increased by 4% due to a CPI increase. However, the decision of Progen Pharmaceuticals, Inc. to move to a smaller office space has offset the increase thereby realizing net cost savings of $57,000.

Rental costs on the corporate offices of Progen Pharmaceuticals Limited and Progen Pharmaceuticals, Inc. are included in Administrative and corporate expenses, whilst rental costs of the Darra manufacturing facility are included in Manufacturing facility expenses.

Manufacturing Facility Expenses

In fiscal year 2011, manufacturing facility expenses increased by 23.7% to $2.506 million over fiscal 2010, reflecting the increase in manufacturing revenue during fiscal 2011.

In fiscal year 2010, manufacturing facility expenses increased by $0.343 million to $2.026 million over fiscal 2009, also reflecting an increase in manufacturing revenue during fiscal 2010.

Other Income

We realized total net other income of $56,000 in fiscal 2011, compared with $150,000 in fiscal 2010 and $7.02 million in fiscal 2009. The components of Other Income as shown in our statement of comprehensive income included elsewhere in this Annual Report are (in AUD thousands):

	Years Ended June 30,
	2009	2010	2011
Grant income	$83	—	—
Gain on derivative	508	—	—
Unrealized foreign exchange gain	6,319	—	—
Other income	111	$150	$56
Total other income	$7,021	$150	$56

Grant income relates to the funding we receive for our drug discovery program under the Commercial Ready grant. The Commercial Ready grant partially funded our PG500 Series and Heparanase drug discovery programs for the three years beginning August 2005.

The unrealized foreign exchange gain in fiscal 2009 arose as a result of large amounts of U.S. currency being held by the Company to fund clinical trials in the U.S.

Income Taxes

Due to the Company’s loss position, no income tax expense has been recognized in any period.  The Company has tax losses in Australia of $147.5 million in fiscal 2011 (2010: $142.7 million, 2009: $137.9 million) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. The Company has U.S. federal and state net operating loss carry-forwards of US$8.3 million and US$63,000, which have a carry forward period between 2028 — 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

Impairment Loss

During fiscal 2011, the Company recognized an impairment loss of $54,000 relating to leasehold improvements write-offs following the termination of Toowong office premises.

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

Item 5.B.                                               Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have financed our operations primarily through public and private sales of equity securities totaling approximately $191.3 million in net proceeds. The Company ended the 2011 fiscal year with cash and cash equivalents and short-term investments totaling $10.448 million compared with $15.143 million at the end of fiscal 2010. Cash and cash equivalents and short-term investments at June 30, 2011 were represented by a mix of highly liquid interest bearing investments with maturities ranging from 30 to 180 days and deposits on call. These investments do not constitute any material financial market risk exposure. Investments are made in accordance with a Board approved Investment Policy. We believe that these investments do not constitute any material market risk exposure. The majority of cash and cash equivalents and short-term investments held at June 30, 2011 were in Australian dollars with the Company maintaining a small balance of U.S. dollars to service its U.S. operating subsidiary, Progen Pharmaceuticals, Inc.

Cash Flows from Operating Activities

Cash of $4.651 million was disbursed during the year to fund consolidated net operating activities, compared to $12.375 million in 2010.  Decreased R&D, corporate and other expenses, paired with an advance payment of US$2.0 million from licensee, Medigen, for the manufacture of PI-88 positively impacted the result.

Cash Flows from Investing Activities

Cash outflows from investing activities in 2011 included $7.135 million for the purchase of short-term investments (2010: $11.250 million, 2009: nil); and $63,000 on the purchase of plant and equipment (2010: $74,000, 2009: $109,000).

Cash Flows from Financing Activities

There were no cash flows from financing activities during the period ended June 30, 2011.

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

Funding Requirements

Currently there are no significant commitments for capital expenditure. However, the Company expects to incur substantial future expenditure in light of the clinical oncology and drug discovery programs.  Progen commenced and subsequently stopped a Phase 1a clinical trial to assess the safety of PG545 during the 2011 financial year.  The Company has funded the Phase 1b clinical trial assessing the safety of PG11047 in combination with approved cancer drugs and has finished treating patients in the PI-88 Phase 2 study in metastatic melanoma.  Clinical study reports for these trials are currently being compiled.

At June 30, 2011, the Company has outstanding commitments of $1.245 million (2010: $1.662 million; 2009: $2.446 million), of which $390,000 relates to the PG545 series and Phase 1 clinical trial of PG11047, the remainder pertaining to operating lease commitments and general expenditure commitments.  The Company has also committed to paying the premium of its insurance portfolio of $412,000 over the 2012 fiscal year.

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

Item 5.C.                                               Research and Development, Patents and Licenses, etc.

Refer to Research and Development Expenses under Item 5.A.

Item 5.D.                                               Trend Information

At June 30, 2011, the Company had $10.4 million in cash and cash equivalents and short-term investments.  As the Company has divested the CellGate assets (including PG11047, PG11144 and Epigenetics assets) into Epi Pharmaceuticals Inc and has finished treating patients in the PG11047 Phase 1b and PI-88 Phase 2 Melanoma trials, a significant reduction in clinical trial costs will be realized.  Notwithstanding this, the Company expects that it will need to raise capital within the next 12-18 months years to support its ongoing activities.  We cannot make any assurances that our capital raising efforts will be successful.

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

Item 5.F.                                                 Tabular Disclosure of Aggregate Contractual Obligations

As of June 30, 2011, we had known contractual obligations and commitments of $1.2 million. Of this amount $390,000 relates to sponsored research commitments and estimates to fund the trial of PG545 and to complete the close out of our clinical trials of PI-88 (melanoma) and PG11047. The remaining $855,000 relates to the following: payment of our insurance premium ($412,000), our current operating lease obligations including the lease of our premises ($34,000), and other commitments ($409,000) most of which relates to payment obligations under various consulting and advisory agreements.

The following table sets forth our aggregate contractual obligations for the three years following June 30, 2011 (in AUD thousands):

	Payments Due by Period
Contractual obligations	Total	< 1 year	1-3 years
Operating leases	$34	$34	—
Sponsored research and clinical trial obligations and commitments	390	390	—
Insurance premium funding	412	412	—
Other commitments	409	409	—
Total	$1,245	$1,245	—

We do not have any contractual obligations that extend beyond the next three years.

ITEM 6.                                                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.                                               Directors and Senior Management

The following table sets forth certain information as of October 31, 2011 about our directors and executive officers:

Name	Position

Mr. Stuart James	Non-Executive Chairman
Dr. Julie Cherrington	Non-Executive Director (resigned 22 August 2011)
Dr. John Chiplin	Non-Executive Director (resigned 22 August 2011)
Mr. Heng Hsin Tang	Non-Executive Director
Mr. Thomas Burt	Non-Executive Director
Dr. Paul Lin	Non-Executive Director (resigned 16 June 2011)
Dr. Woei Jia-Jiang	Non-Executive Director (appointed 16 June 2011)
Sue MacLeman	Chief Executive Officer (terminated 26 August 2011)
Paul Dixon	General Manager Finance and Company Secretary
Dr. Laurence Marton	Chief Scientific Officer (terminated 29 October 2010)

Mr Stuart James has held a number of high profile executive positions during his career and has extensive experience in the oil, health and financial services sector.  Following a 25 year career with Shell both in Australia and internationally, Mr James past roles have included Managing Director of Australian Financial Services for Colonial and Managing Director of Colonial State Bank (formally the State Bank of NSW).  Mr James’ most recent executive role was a CEO of The Mayne Group, including Mayne Health and Mayne Pharma.  He is a Member of the Supervisory Board of Wolters Kluwer NV, Chairman of Pulse Health Ltd, Prime Financial Group Ltd and a Non-Executive Director of Greencross Ltd and Phosphagenics Ltd.

Mr Heng Hsin Tang has a bachelor’s degree in Civil Engineering with honors, and an MBA from the University of Queensland. Mr Tang has more than 10 years experience in project and financial management in engineering and property development, specializing in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1 billion.

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

Dr Woei Jia-Jiang is a bio-entrepreneur with more than 20 years’ experience in the pharmaceutical and biotechnology industries working in research, corporate advisory and various senior management roles. Dr Jiang was the Managing Director of Wholesome Biopharm Pty Ltd, a Melbourne-based biotechnology company focused on the development of innovative asthma treatments.  Dr Jiang was also a co-founder of Metabolic Pharmaceuticals Limited, now Calzada Limited when his co-invention of AOD9604 was out-licensed to Circadian Technologies Limited and he has also consulted to biotechnology companies locally and internationally, including former Meditech Research Limited (now Alchemia Oncology Pty Ltd, a subsidiary of Alchemia).

Mr. Paul Dixon Paul Dixon joined Progen in late 2008 on a contract basis and in April 2009, commenced as General Manager Finance and Company Secretary on a full time basis.  Paul has since reverted to a contract arrangement with the Company.  Paul holds a Bachelor of Business from Queensland University of Technology and is a member of the Institute of Chartered Accountants in Australia.  Paul is also a member of Chartered Secretaries Australia.

Prior to joining Progen, Paul was Group Financial Controller for ASX listed manufacturing company, Style Limited, where he was responsible for ASX reporting and the management of the international finance function.  Prior to this, Paul held accountancy positions with Rio Tinto Coal Australia, Mack Trucks Australia and Betta Stores Limited.

Directors and executives who were in office during the year, but not at October 31, 2011 were:

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

Item 6.B.                                               Compensation

The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2011:

Table 1: Non-executive directors’ remuneration for the year ended June 30, 2011.

		Short term			Post employment		Share- based payment
Directors		Salary and fees $	Cash bonus $	Non monetary benefits $	Super- annuation $	Termination payment $	Options $	Total $
Stuart James	2011	138,480	—	—	12,463	—	—	150,943
	2010	123,161	—	—	11,084	—	—	134,245
Thomas James Burt	2011	75,470	—	—	—	—	—	75,470
	2010	68,718	—	—	—	—	—	68,718
John Chiplin(1)	2011	61,321	—	—	—	—	—	61,321
	2010	30,400	—	—	—	—	—	30,400
Julie Cherrington(1)	2011	75,472	—	—	—	—	—	75,472
	2010	71,667	—	—	—	—	—	71,667
Gordon Schooley	2011	—	—	—	—	—	—	—
	2010	45,000	—	—	—	—	—	45,000
Joe Lin	2011	—	—	—	—	—	—	—
	2010	20,568	—	—	1,852	—	—	22,420
Heng Tang	2011	71,837	—	—	3,635	—	—	75,472
	2010	63,035	—	—	5,673	—	—	68,708
Paul Lin(2)	2011	59,106	—	—	—	—	—	59,106
	2010	37,610	—	—	—	—	—	37,610
Woei-Jia Jiang(3)	2011	—	—	—	—	—	—	—
	2010	—	—	—	—	—	—	—
Total - Non-executive	2011	481,686	—	—	16,098	—	—	497,784
Directors	2010	460,159	—	—	18,609	—	—	478,768

(1) Resigned 22 August 2011

(2) Resigned 16 June 2011

(3) Commenced 16 June 2011

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2011.

		Short term				Post-employment		Share- based payment
Other key management personnel		Salary and fees $	Cash bonus $	Non monetary benefits $		Super- annuation $	Termination payment $	Options $	Total $
T Justus Homburg	2011	—	—	—		—	—	—	—
	2010	150,803	—	13,417		32,192	245,000	—	441,412
Laurence Marton(1)	2011	218,621		18,645	(5)	—	39,449	—	276,715
	2010	369,493	—	36,613		—	—	—	406,106
Michael Fitzgerald	2011	151,467	—	28,161	(5)	—	—	—	179,628
	2010	149,513	—	22,588		—	—	—	172,101
Paul Dixon (2)	2011	149,350	4,500	—		13,847	—	3,511	171,208
	2010	120,462	43,500	—		14,757	—	—	178,719
John Chiplin(3)	2011	—	—	—		—	—	—	—
	2010	240,000	—	19,442		—	—	—	259,442
Darryn Bampton	2011	149,350	1,650	—		13,590	—	1,873	166,463
	2010	145,000	—			13,050	—	—	158,050
Susan MacLeman(4)	2011	303,738	87,210	—		35,185	—	68,170	494,303
	2010	49,506	—	—		4,456	—	19,133	73,095
Fleur Lankesheer	2011	154,552	—	—		13,910	—	1,404	169,866
	2010	—	—	—		—	—	—	—
Total - Other key	2011	1,127,078	93,360	46,806		76,532	39,449	74,958	1,458,183
management personnel	2010	1,224,777	43,500	92,060		64,455	245,000	19,133	1,688,925

(1) CSO position terminated 31 October 2010

(2) Changed from an employed executive to a consultant effective 15 July 2011

(3) Appointed Interim CEO from 1 December 2009 to 31 May 2010

(4) CEO position to terminate 26 August 2011

(5) U.S. based health plans

Item 6.C.                                               Board Practices

We currently have four directors. Our constitution provides that at least one-third of our directors (except the managing director) must retire at each annual general meeting of shareholders. As a result, only a portion of our board of directors will be elected each year.

Further, our constitution provides that directors appointed either to fill a casual vacancy or as an addition to the existing directors hold office until the next annual general meeting and are not to be taken into account in determining the directors who are to retire by rotation.

No termination benefits are provided to directors other than statutory superannuation.

Audit Committee.  At 31 October 2011, our audit consisted of Mr. Heng Tang (Chair), Mr. Stuart James and Dr. Woei-Jia Jiang, being non-management members of our board of directors. The authority and responsibilities of our audit committee are set forth in its charter and includes:

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

Remuneration Committee.  At 30 June 2011, our remuneration committee consisted of Mr. Thomas Burt (Chair), Mr. Stuart James and Dr. Julie Cherrington, being non-management members of our board of directors. The function of our remuneration committee includes:

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

Service Agreements. Generally, the Company’s policy is to enter into service contracts with executive directors and senior executives on appointment that are unlimited in term but capable of termination on specified notice periods and that the Company has the right to terminate the contract immediately by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.  Paul Dixon, General Manager of Finance and Company Secretary is currently retained on a consultancy basis.

The service contract outlines the components of remuneration paid to the executive directors and key management personnel but does not prescribe how remuneration levels are modified year to year.

The current termination notice periods included in the service agreements with key management personnel are detailed below:

•                                         P Dixon, General Manager of Finance and Company Secretary. Term of agreement — to 31 August 2012, capable of termination on 28 days’ notice.

Item 6.D.                                               Employees

The number of persons, including executive directors, employed by the Company as of June 30, 2011, 2010 and 2009, broken down by activity is shown below:

	As of June 30,
	2009	2010	2011(1)
Management and administration	7	6	6
Research and development	9	9	6
Manufacturing	9	11	12
Total	25	26	24

(1) This is current as of 31 October 2011

We had one employee based in the U.S. who works for the Research and development team as at June 30, 2011, whose position terminated on October 31, 2011 following the closure of the U.S. office. All remaining employees are based at our research and manufacturing facility at Darra, Queensland.

None of our employees are represented by a labor union, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Item 6.E.                                                 Share Ownership

The following table sets forth, for each director or senior executive of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of October 31, 2011.

Name	Number of Issued Ordinary Shares	Percentage of Issued Ordinary Shares (1)	Number of Ordinary Shares Issuable Pursuant to Options
Heng Hsin Tang	1,500	0.0%	—
Thomas Burt	—	—	—
Stuart James	—	—	—
Woei Jia-Jiang	41,001	0.17%
Paul Dixon	—	—	—
All directors and executive officers As a group (5 persons)	42,501	0.17%	0

Option Plans

The following director and employee option plans were in existence during the fiscal year ended June 30, 2011. The plans are overseen by the Remuneration Committee which determines the terms under which eligible individuals may participate.  1,000,000 options were granted to the Chief Executive Officer during the 2010 fiscal year, the first tranche of options expired due to share price conditions not met. 331,000 options were granted to eligible Progen employees and executives during the 2011 fiscal year.

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

In November 2010, our shareholders approved the directors and employee option incentive plan. All our directors and all employees, whether full time or part time, are eligible to participate in this plan. The minimum exercise price of options granted under this plan shall not be less than the average closing share price as recorded on the Australian Securities Exchange in the five business days preceding the grant of those options. The expiry date of options issued under this plan cannot exceed 10 years from the date of grant.  As of October 31, 2011, there were outstanding options to purchase an aggregate of 523,000 ordinary shares under this plan.

ITEM 7.                                                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.                                               Major Shareholders

The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 5% or more of the Company’s ordinary shares, as of December 2, 2009, December 17, 2010 and October 31, 2011, each being the most recent practicable date before reporting for the last three fiscal years.

	2009		2010		2011
Name	# of Shares	% of issued shares	# of Shares	% of issued shares	# of Shares	% of issued shares
Su Hua Chuang, Fu Ying Wang, Fu Mei Wang, Pai-Mao Lin (1)	2,122,781	8.59	2,122,781	8.59	2,122,781	8.59
Medigen Biotechnology Corp (2)	2,096,482	8.48	2,096,482	8.48	2,096,482	8.48
CCH Investment Corp & Tzu Liang Huang (2)	1,243,251	5.03	1,243,251	5.03	1,243,251	5.03

(1)   Substantial holder notice lodged 9 June 2009

(2)   Substantial holder notice lodged 14 July 2009

As of October 31, 2011, a total of 2,302,989 ordinary shares (or 9.32% of the total number of our ordinary shares then outstanding) were held by five registered holders with registered addresses in the United States. As the majority of these ordinary shares were held by brokers or other nominees, the number of record or registered holders in the U.S. is not representative of the number of beneficial holders in the U.S. or of the residence of the beneficial holders. There are no different voting rights for major shareholders.

On August 5, 2009, the Company announced that it had commenced legal proceedings in the Supreme Court of Queensland against a group of shareholders alleged to have contravened section 606 of the Corporations Act 2001. The alleged contraventions relate to the respondents (together having an interest in the shares of Progen greater than 20%) acting in concert for the purpose of controlling or influencing the composition of the board of Progen.  On November 18, 2009, a settlement was reached with a number of key respondents representing 19.32% of the voting shares.  The parties to the settlement agreed that in respect of board composition resolutions at general meetings, the votes would be assigned to Stuart James as Chairman.  This arrangement was in place from the date of settlement until May 17, 2011.

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

Item 7.B.                                               Related Party Transactions

Except as disclosed herein and elsewhere in this Annual Report, there were no material transactions to which we were a party and in which any of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) were involved since July 1, 2011.

None of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) was indebted to us at any time since July 1, 2011.

ITEM 8.                                                     FINANCIAL INFORMATION

Item 8.A.                                               Consolidated Statements and Other Financial Information

Our audited financial statements and related notes for our fiscal years ended June 30, 2009, 2010 and 2011 are contained on pages F-1 through F-47 of this Annual Report.

Export Sales

The following table indicates the percent of revenues derived from export:

	For the Years Ended June 30,
	2009	2010	2011
Contract manufacture export revenues	$328,000	$156,931	$1,320,343
% of total revenues derived from export	19.0%	7.9%	36.5%

The percentage of contract manufacturing revenues derived from customers outside Australia fluctuates as these contracts are typically ad-hoc in nature.

In fiscal 2011, we derived 26.0% of our total revenues from one Australian-based customer, Pfizer Animal Health. In fiscal 2010 and 2009, we derived 44.0% and 73.0%, respectively, of our total revenues from this same customer.

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

Following the strategic review, the Company appointed a U.S. based investment bank to assist in creating a saleable package for the assets and seeking out interested parties.  During 2011, Progen completed treating patients in the Phase 1b clinical trial of PG11047 and is currently analyzing data.  It is expected that the completion of this clinical trial will maximise the value of the assets.

Following the board’s decision to divest the CellGate Assets, Progen closed down the California and North Carolina offices of its subsidiary, Progen Pharmaceuticals Inc and has significantly scaled back its presence in the U.S.  This has resulted in a substantial administrative cost saving for the Company.

The Company has divested the intellectual property held by Progen Pharmaceuticals Inc to a new incorporated entity, Epi Pharmaceuticals Inc (“EPI”).  EPI is incorporated in the U.S. and holds all of the epigenetic and cell proliferation assets acquired through the CellGate acquisition. The goals of the restructuring was to place the CellGate Assets and related assets into a separately funded or fundable vehicle in order to eliminate or minimize any existing and future obligations of Progen related to CellGate stockholders or the CellGate licensors, limit further investment by the Company into these programs and preserve potential returns for Progen shareholders.

Under this structure, a combination of equity and debt instruments, royalties and milestone payments were issued to various parties that were entitled to consideration pertaining to the development of the CellGate Assets.  In return, Progen has extinguished its obligations under the contracts with these parties, reducing the economics owed to these parties to make the assets investable, whilst itself retaining a significant interest in this new entity.

In exchange for giving up their right to the potential milestone payments, the former CellGate holders (including SLIL Biomedical Corporation which was previously acquired by CellGate) have received equity in EPI, along with Progen as follows:

Holder	Shares	% Ownership of EPI
CellGate holders	5,737,500 Series A Preferred	45
SLIL Biomedical	1,530,000 Series A Preferred	12
Progen	5,482,500 Series A Preferred	43

This new entity has also entered into new amended and restated license agreements with Johns Hopkins University/Wayne State University and Wisconsin Alumni Research Foundation (WARF) to secure the epigenetic and cell proliferation assets, including PG11047, PG11144 and other epigenetics program compounds.

Corporate restructure

In June 2011, the Company undertook a corporate restructure, including the termination of the Company’s lease at its corporate office in Toowong, Brisbane and a restructure of the Company’s board and senior management.

Dr John Chiplin and Dr Julie Cherrington stepped down from the board in August 2011.

Further, CEO Sue MacLeman finished with the Company in August 2011 and Paul Dixon has moved to a consultancy agreement, however will continue in his existing capacity as General Manager of Finance and Company Secretary.  Dr Woei-Jia Jiang was appointed as a non-executive director during June 2011.  Mr Tom Burt has advised the Company that he will be stepping down from the board on November 30, 2011.

The Toowong corporate office was vacated August 2011with all staff moving to the Company’s manufacturing facility at Darra.  The consolidation of facilities represents a significant cost saving to the Company moving forward.

PG545 Phase 1 clinical trial

In November 2010, Progen commenced a an open-label, single centre Phase I study of the safety and tolerability of PG545 in patients with advanced tumors.  In September 2011, Progen stopped the trial as a result of unexpected local injection site reactions seen in patients.  These reactions appeared to be a very specific side effect in humans and were not seen to this extent in the extensive preclinical animal testing of the drug.

Encouragingly, no significant systemic toxicities were observed at the doses administered; with the drug being well tolerated with the exception of the injection site reactions. The Company is currently reviewing a potential change in the route of administration from subcutaneous to intravenous (IV) to address this issue.

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

Price Range of Ordinary Shares

Australian Securities Exchange (ASX)

The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2007	9.49	2.52	53,491,809
Fiscal year 2008	4.54	1.20	47,820,800
Fiscal year 2009	1.34	0.57	37,768,800
Fiscal year 2010	0.85	0.59	2,887,100
Fiscal year 2011	0.47	0.22	2,788,900

Quarterly Data:
Third Quarter 2009	0.85	0.58	899,200
Fourth Quarter 2009	0.66	0.50	630,600
First Quarter 2010	0.65	0.63	753,200
Second Quarter 2010	0.60	0.59	604,100
Third Quarter 2010	0.47	0.30	525,300
Fourth Quarter 2010	0.39	0.28	400,300
First Quarter 2011	0.40	0.30	886,800
Second Quarter 2011	0.41	0.22	976,500

Monthly Data:
June 2011	0.32	0.22	561,900
July 2011	0.29	0.23	34,700
August 2011	0.29	0.21	121,100
September 2011	0.22	0.14	152,900
October 2011	0.20	0.15	47,100

OTCQB Market (formerly listed on Nasdaq Capital Market)

The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the NASDAQ Capital Market (to July 2, 2010) and the OTCQB Market (from July 5, 2010 onwards) during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2007	7.78	1.81	23,776,100
Fiscal year 2008	4.01	1.12	5,652,400
Fiscal year 2009	1.29	0.15	4,372,700
Fiscal year 2010	0.75	0.18	884,400
Fiscal year 2011	0.35	0.20	325,500

Quarterly Data:
First Quarter 2009	0.62	0.31	180,600
Second Quarter 2009	0.80	0.30	211,800
Third Quarter 2009	0.75	0.32	201,800
Fourth Quarter 2009	0.61	0.37	240,000
First Quarter 2010	0.59	0.40	177,200
Second Quarter 2010	0.59	0.18	342,900
Third Quarter 2010	0.34	0.21	93,800
Fourth Quarter 2010	0.35	0.23	122,000
First Quarter 2011	0.35	0.25	73,900
Second Quarter 2011	0.35	0.20	35,800
Monthly Data:
June 2011	0.31	0.20	13,500
July 2011	0.26	0.22	21,000
August 2011	0.25	0.24	9,700
September 2011	0.24	0.20	9,000
October 2011	0.20	0.16	6,100

On October 31, 2011, the closing sales price of the ordinary shares as reported on the ASX and the OTCQB Market was AU$0.16 and U.S.$0.16, respectively.

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

•                  Pay MBC up to $4,000,000 on PI-88 achieving specified clinical and commercial milestones; and

•                  Issue 1,000,000 options to MBC upon MBC providing to Progen the HCC Phase 2 Trial Final Study Report.

The financial statements for the year ended June 30, 2007 include the financial impact of the return of the 15,176,525 MBC shares to MBC, that being an impairment loss of $1,769,198, the reimbursement of the $300,000, the value of 1,232,600 Progen shares and the 1,000,000 options on Progen shares. The fair value at the measurement date of the 1,232,600 Progen shares was $8,325,000 and 1,000,000 options over Progen shares was $1,321,000. The total 2007 financial impact was an increase in the operating loss from continuing operations of $11,715,198.

The financial statements for the year ended June 30, 2008 include the financial impact $2,029,000 on MBC completing the second clinical milestone in relation to the PI-88 phase 2 HCC trial (this obligation was satisfied via the issue of 732,600 shares of which 171,240 were newly issued shares and 561,360 were acquired on-market and re-issued to MBC) and $2,000,000 paid to MBC on PI-88 achieving a specified clinical milestone.  There was no impact on the financials for fiscal years 2009, 2010 or 2011.

A further $2,000,000 was to be paid on a defined PI-88 commercialization milestone or transaction event being achieved. As part of the settlement reached on November 18, 2009, Progen was released of this obligation.  Refer to “Item 8.A. Financial Statements and Other Financial Information” for further details on the settlement.

There are no further obligations to Medigen under the Termination Agreement.

License agreement with Global TransBiotech Inc.

On July 1, 2009, our subsidiary, PharmaSynth, executed a license agreement with a U.S.-based company, Global TransBiotech Inc. to conduct Phase 3 trials and subsequently commercialize muparfostat (formerly known as PI-88).  This license agreement was terminated on April 8, 2010 due to a lack of progress in the compound’s development.

License and Collaboration Agreement with Medigen Biotechnology Corp.

On June 30, 2010, the Company signed a license and collaboration agreement with Medigen Biotechnology Corp. for the exclusive rights to PI-88.  We are entitled to various milestone payments linked to progression in the development of PI-88, as well as a royalty on all product sales upon commercialization.  To date, two milestone payments have been received relating to progress in the clinical development of PI-88.

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

The pertinent provisions of the double tax treaty between Australia and the United States provide that dividends are primarily liable for tax in the country of residence of the beneficial owner. However, the source country, in this case Australia, may also tax them, but in such case the tax will be limited to 15%. Where the beneficial owner is a United States resident corporation that holds at least 10% of us, the tax will be limited to 5%. The 15% limit does not apply to dividends derived by a resident of the United States of America who has a permanent establishment or fixed base in Australia, if the holding giving rise to the dividends is effectively connected with that establishment or base. Such dividends are taxed in the normal way as business profits or independent personal services income as the case may be.

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

Subject to certain exceptions for short-term and hedged positions, any dividend that a non-corporate holder receives on an ordinary share in a taxable year beginning before January 1, 2013 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the U.S. Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a PFIC. The ordinary shares were listed on the Nasdaq Capital Market until July 2, 2010, and are now tradable on the OTC QB Market, which should qualify them as readily tradable on an established securities market in the United States. In any event, the double tax treaty between Australia and the U.S. (the “Treaty”) satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, we believe that we should be a resident of Australia entitled to the benefits of the Treaty. However, because the facts relating to our entitlement to the benefits of the Treaty can change over time, there can be no assurance that we will be entitled to the benefits of the Treaty for any taxable year. Based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our June 30, 2011 taxable year. Based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, it is possible that we could be classified as a PFIC for our June 30, 2012 taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year. In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.

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

Any Australian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain holders, “general category income.” A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the ordinary shares to the extent the U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S.

Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation. Alternatively, any Australian withholding tax may be taken as a deduction against taxable income, provided the U.S. Holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.

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

Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ordinary share or warrant has been held for more than one year. In general, any adjusted net capital gain of an individual for a taxable year beginning before January 1, 2013 is subject to a maximum tax rate of 15% (for tax years beginning January 1, 2013 and after, the maximum tax rate on the net capital gain of an individual may increase to 20%, unless tax law changes are implemented in the interim). Capital gains recognized by corporate U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income. The deductibility of capital losses is subject to various limitations.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our June 30, 2011 taxable year. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any future) taxable year.

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

Information Reporting and Backup Withholding

U.S. Holders.   Dividends paid on, and proceeds from the sale or other disposition of, an ordinary share or warrant generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless a U.S. Holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is submitted to the Internal Revenue Service. Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, pursuant to recently enacted legislation, beginning in 2011, all U.S. holders of PFIC stock will generally be required to make annual return filings reporting their PFIC ownership and certain other information that the IRS may require.  U.S. holders are urged to consult with their own tax advisors concerning such reporting requirements.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal and, at the same time, maximize income without significantly increasing risk. At June 30, 2011, our cash and cash equivalents and short-term investments consisted primarily of highly liquid investments with maturities of four months or less. We believe that these investments do not constitute any material market risk exposure.

In fiscal 2011, the majority of our operating expenses were denominated in Australian dollars, however there were expenses incurred in U.S. dollars in relation to the funding of our U.S. subsidiary Progen Pharmaceuticals, Inc. From time to time, in order to reduce our exposure to foreign currency exchange rate risks, we buy and hold foreign currencies to cover our operating expenses denominated in those currencies. We also, from time to time, attempt to hedge our currency exchange risk.

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

The table below reflects all financial liabilities as of June 30, 2011 and 2010. For derivative financial instruments, the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial assets and liabilities without fixed amounts or timing are based on the conditions existing at June 30, 2011. The Company had no derivative financial instruments as at June 30, 2011.

The remaining contractual maturities of the Company’s and parent entity’s financial liabilities are (in AUD thousands):

	June 30,
	2011	2010
6 months or less	4,013	3,195

Foreign currency risk

At June 30, 2011 and 2010, the Company had the following exposure to US$ currency that is not designated in cash flow hedges (in AUD thousands):

	June 30,
	2011	2010
Financial assets
Cash and cash equivalents	2,295	172
	2,295	172
Financial liabilities
Trade and other payables	968	787
Unearned revenue	832
	1,800	787
Net exposure	495	(615)

At June 30, 2011 and 2010, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows (in AUD thousands):

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2011	2010	2011	2010
Consolidated
AUD/USD + 15%	68	56	—	—
AUD/USD - 15%	(92)	(68)	—	—

The sensitivity is greater in 2011 than 2010 due to increase in US placement deposits but was mitigated by stronger Australian dollar against the US Dollar. The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $1.753 million earns interest at floating rates based on daily and “at call” bank deposit rates. Short term deposits and short term investments of $8.695 million are made for varying periods of between one to six months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to Note 9 of the financial statements for details on the Group’s cash and cash equivalents at June 30, 2011.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the reporting date.

At June 30, 2011, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2011	2010	2011	2010

Consolidated
+ 1.0% (100 basis points) (2010 +2.0%)	104	30	—	—
- 0.5% (50 basis points) (2010: -1.0%)	(52)	(15)	—	—

The 2011 sensitivity is based on a significantly lower cash balance due primarily to significant reduction in cash and cash equivalents in 2010.  Following the rise in interest rates during 2010-11, the potential upside in interest rates has been reduced over the prior year analysis, thereby decreasing sensitivity.  The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management of the Company maintain disclosure controls and procedures as such term is defined in Rules 13 a-15 (e) and 15d-15(e) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and the General Manager of Finance, as appropriate, to allow timely decisions regarding required disclosure.  Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Management has carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the General Manager of Finance, of the effectiveness of the disclosure controls and procedures as of June 30, 2011.  Based on that evaluation, the General Manager of Finance concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2011.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of our Board of

Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2011 based on the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

No material weaknesses were identified as at June 30, 2011.  Based upon its assessment, management has concluded that, as of June 30, 2011, the internal control over financial reporting is effective based upon the above-mentioned criteria.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to amendments made by the enactment of the Dodd-Frank bill that permit the Company to provide only management’s annual report on internal control over financial reporting in this Annual Report.

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

ITEM 16.                                         [RESERVED]

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that audit committee member Mr. S. James is an audit committee financial expert as defined under the rules and regulations of the Securities and Exchange Commission.

ITEM 16B.                                CODE OF ETHICS

We have adopted a code of ethics that applies to our executive directors and chief financial officer. A copy of this Code of Ethics is available on the Company’s website at www.progen-pharma.com.

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended June 30, 2011.

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees and expenses for professional services rendered by our independent registered public accounting firm, Ernst & Young, for the audit of our annual financial statements for the years ended June 30, 2011 and 2010 and for other listed services rendered in those years are set forth in the following table:

	2011	2010
Audit Fees	$167,477	$209,500
Audit-Related Fees (1)	—	54,000
Other non-audit services (2)	4,898	—
Total Fees	$172,375	$263,500

(1)                                 Audit-related services rendered by our principal accountant were in relation to Sarbanes-Oxley internal control audit procedures.

(2)                                 During the year, the Company received non-audit services from Ernst & Young Taiwan in relation to the tax treatment of payments made by the Company’s licensee, Medigen.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by our independent auditors must be specifically pre-approved by our audit committee. During fiscal 2011, the Company received non-audit services from Ernst & Young Taiwan in relation to the tax treatment of payments made by the Company’s licensee, Medigen.

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

PART III

ITEM 17.                                         FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.                                         FINANCIAL STATEMENTS

Financial Statements - Index to Financial Statements

ITEM 19.                                         EXHIBITS

Exhibit Number	Description

4(a)(1)	Global TransBiotech Inc. License agreement with PharmaSynth (+)
4(a)(2)	License and Collaboration Agreement between Medigen Biotechnology Corp. and Progen Pharmaceuticals Limited (*)
4(d)	2008 Lease 16 Benson Street Toowong ~
6(e)

Progen Pharmaceuticals Limited Directors and Employee Option Incentive Plan Rules for the directors and employees incentive scheme approved by a resolution of shareholders at the annual general meeting of the Company held on November 16, 2010 (*)

7(a)	Deeds of Settlement and Release — Section 606 litigation (+)
10(a)	ASA Termination Agreement #
12.1	Certification of Chairman and Acting Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1)
12.2	Certification of General Manager of Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1)
13	Certification of Stuart James and Paul G. E. J. Dixon under Section 1350 of Chapter 63 of Title 18 of the United States Code (1), as adopted, pursuant to Section 906 of the Sarbanes—Oxley Act of 2002

(1)	Filed herewith.
#	Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 18, 2007.
~	Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on January 9, 2009.
(+)	Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 30, 2009.
(*)	Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 30, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROGEN PHARMACEUTICALS LIMITED

By:	/s/ Paul G.E.J Dixon

Paul Dixon
General Manager of Finance & Company Secretary

Dated:  November 29, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Progen Pharmaceuticals Limited

We have audited the accompanying consolidated statement of financial position of Progen Pharmaceuticals Limited as of June 30, 2011 and 2010, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the three years in the period ended June 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Progen Pharmaceuticals Limited at June 30, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2 to the financial statements, the Company’s recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. The June 30, 2011 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young

Brisbane, Australia

November 29, 2011

Progen Pharmaceuticals Limited

Statement of Comprehensive Income

For the year ended 30 June 2011

		2011	2010	2009
	Note	$000	$000	$000
REVENUE	4 (a)	3,611	2,712	4,940

Other income from ordinary activities	4 (b)	56	150	7,021

Research and development expenses		2,883	5,092	7,049
Manufacturing facility expenses		2,506	2,026	1,683
Administrative and corporate expenses		4,179	7,053	8,689
Finance costs	4 (c)	4	3	7
Impairment loss		54	2,644	—
Other expenses	4 (g)	139	1,883	—

NET LOSS FROM OPERATIONS		(6,098)	(15,839)	(5,467)

INCOME TAX EXPENSE	6	—	—	—

NET LOSS FOR THE PERIOD		(6,098)	(15,839)	(5,467)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation		(12)	44	100

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(6,110)	(15,795)	(5,367)
Basic and diluted loss per share (cents per share)	7	(24.7)	(64.1)	(10.0)

Dividends per share (cents per share)		—	—	—

The above statement of comprehensive income should be read in conjunction with the accompanying notes

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($)

Progen Pharmaceuticals Limited

Statement of Financial Position

As at 30 June 2011

		2011	2010
	Note	$000	$000
ASSETS
Current Assets
Cash and cash equivalents	9	6,333	3,893
Short-term investments	9	4,115	11,250
Trade and other receivables	10	1,014	1,002
Prepayments		103	121
Restricted term deposit		74	74
Total Current Assets		11,639	16,340

Non-current Assets
Short-term deposits		13	20
Prepayments		130	164
Plant and equipment	11	398	660
Total Non-current Assets		541	844

TOTAL ASSETS		12,180	17,184

LIABILITIES
Current Liabilities
Trade and other payables	14	2,733	1,683
Provisions	15	276	280
Total Current Liabilities		3,009	1,963

Non-current Liabilities
Provisions	15	180	204
Total Non-current Liabilities		180	204

TOTAL LIABILITIES		3,189	2,167

NET ASSETS		8,991	15,017

EQUITY
Contributed equity	16	152,217	152,217
Reserves	17	3,438	3,366
Accumulated losses	17	(146,664)	(140,566)

TOTAL EQUITY		8,991	15,017

The above statement of financial position should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2011

	Number of ordinary shares	Contributed equity $000	Accumulated losses $000	Employee reserve $000	Foreign currency translation reserve $000	Total $000

At 1 July 2008	60,393,891	191,357	(119,260)	3,223	(61)	75,259
Loss of the period	—	—	(5,467)	—	—	(5,467)
Other comprehensive income	—	—	—	—	100	100
Total comprehensive loss	—	—	(5,467)	—	100	(5,367)
Ordinary shares issued as part of Cellgate acquisition agreement	151,240	280	—	—	—	280
Off market share buy-back	(35,836,034)	(39,420)	—	—	—	(39,420)
Share-based payments to employees	—	—	—	38	—	38
At 30 June 2009	24,709,097	152,217	(124,727)	3,261	39	30,790

	Number of ordinary shares	Contributed equity $000	Accumulated losses $000	Employee reserve $000	Foreign currency translation reserve $000	Total $000

At 1 July 2009	24,709,097	152,217	(124,727)	3,261	39	30,790
Loss of the period	—	—	(15,839)	—	—	(15,839)
Other comprehensive income	—	—	—	—	44	44
Total comprehensive loss	—	—	(15,839)	—	44	(15,795)
Share-based payments to employees	—	—	—	22	—	22
At 30 June 2010	24,709,097	152,217	(140,566)	3,283	83	15,017

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2011

	Number of ordinary shares	Contributed equity $000	Accumulated losses $000	Employee reserve $000	Foreign currency translation reserve $000	Total $000

At 1 July 2010	24,709,097	152,217	(140,566)	3,283	83	15,017
Loss of the period	—	—	(6,098)	—	—	(6,098)
Other comprehensive loss	—	—	—	—	(12)	(12)
Total comprehensive loss	—	—	(6,098)	—	(12)	(6,110)
Share-based payments to employees	—	—	—	84	—	84
At 30 June 2011	24,709,097	152,217	(146,664)	3,367	71	(8,991)

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Statement of Cash Flows

For the year ended 30 June 2011

		2011	2010	2009
	Note	$000	$000	$000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		3,854	1,412	1,767
Payments to suppliers, employees and others		(9,047)	(15,015)	(15,494)
Receipt of government grants		—	—	376
Interest received		551	739	3,833
Finance costs		(9)	(9)	(8)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	9	(4,651)	(12,873)	(9,526)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from (purchase of) short-term investments		7,135	(11,250)	—
Purchase of plant & equipment	11	(63)	(74)	(109)
Proceeds from sale of plant & equipment		26	—	1
Proceeds from settlement of derivative		—	—	259
NET CASH FLOWS PROVIDED BY / (USED IN) INVESTING ACTIVITIES		7,098	(11,324)	151

CASH FLOWS FROM FINANCING ACTIVITIES
Off-market share buy-back		—	—	(39,420)
NET CASH FLOWS USED IN FINANCING ACTIVITIES		—	—	(39,420)
NET INCREASE / (DECREASE) IN CASH HELD		2,447	(24,197)	(48,795)
Net foreign exchange differences		(7)	45	92
Cash and cash equivalents at beginning of period		3,893	28,045	76,748
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9	6,333	3,893	28,045

The above statement of cash flows should be read in conjunction with the accompanying notes

1. CORPORATE INFORMATION

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2011 was authorised for issue in accordance with a resolution of the directors on 28 November 2011.

Progen Pharmaceuticals Limited (the parent, or the Company) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the United States OTCQB Market.

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

Going Concern

The Group has net assets of $8.991 million (30 June 2010: $15.017 million) and realised a loss after income tax of $6.110 million (30 June 2010: $15.795 million).  The Group is currently active in the discovery, research and development of biopharmaceutical therapeutics for the treatment of human diseases. In order to continue as a going concern and meet its debts as and when it falls due is dependent on its ability to:

(a) raise additional capital funding in the form of equity and/or government sponsored research;

(b) continue to receive the support of the current shareholders; and

(c) successfully develop and commercialise it projects under development.

However, if these efforts are unsuccessful, there is a significant risk that the Group may be unable to continue as a going concern.

The directors believe the use of the going concern basis of accounting is appropriate. To date the Group has funded its activities through issuance of equity securities.  The directors believe that there is sufficient cash available for the Group to continue operating until it can raise sufficient further capital to enable it to fund its ongoing activities.  On this basis, it is the directors’ opinion that there are reasonable grounds to believe that such funding will continue to be available and that the Group will be able to generate the needed funding to continue operating and to pay its debts as and when due in the ordinary course of business.

No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

Statement of compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Boards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

New accounting standards and interpretations

(i)                                     Changes in accounting policy and disclosures

The accounting policies adopted are consistent with those of the previous financial year.  Accounting standards amended through the AASB’s Annual Improvements Project include AASB 3 (IFRS 3), AASB 7 (IFRS 7), AASB 121 (IAS 21), AASB 128 (IAS 28), AASB 131, (IAS 31), AASB 132 (IAS 32) and AASB 139 (IAS 39).  The adoption of these amendments did not have any impact on the financial position or performance of the Group.

New standards and interpretations issued but not yet effective

International Financial Reporting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2011.

IFRS 7 Financial Instruments: Disclosures — Enhanced De-recognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011, and would be mandatory at this time.  The amendment affects disclosure only and the Group expects there to be no impact on the Group’s financial position or performance.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after 1 January 2013. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2011.  Where the amendments to IFRS 9 would otherwise become mandatory for the Group’s fiscal 2013 consolidated financial statements, the Group is unaware the impact these standards will have on their financial results.

IFRS 10 — Consolidated Financial Statements

IFRS 10 establishes a new control model that applies to all entities.  It replaces parts of IAS 27 Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements and SIC-12 Consolidation - Special Purpose Entities.

The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations, including when acting as a manager may give control, the impact of potential voting rights and when holding less than a majority of voting rights may give control.  The standard becomes effective on financial years commencing on or after 1 January 2013. This may impact the Company’s treatment of Epi Pharmaceuticals Inc given the Group’s representation on the board and senior management, causing it to be consolidated rather an equity accounted.

IFRS 11 — Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities — Non-monetary Contributions by Ventures.  IFRS 11 uses the principle of control in IFRS10 to define joint control, and therefore the determination of whether joint control exists may change.  In addition, IFRS 11 removes the option to account for jointly controlled entities using proportionate consolidation.

Instead, accounting for a joint arrangement is dependent on the nature of the rights and obligations arising from the arrangement.  Joint operations that give the venturers a right to the underlying assets and obligations themselves is accounted for by recognising the share of those assets and obligations.  Joint ventures that give the venturers a tight to the net assets are accounted for using the equity method.  The standard becomes effective on financial years commencing on or after 1 January 2013.  The Group does not currently have any joint arrangements and therefore will not be impacted by this standard.

IFRS 12 — Disclosure of Interests in Other Entities

IFRS 12 includes all disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates, and structured entities.  New disclosures have been introduced about the judgements made by management to determine whether control exists, and to require summarised information about joint arrangements, associates, structured entities and subsidiaries with non-controlling interests.  The standard becomes effective on financial years commencing on or after 1 January 2013.  The standard will not have a financial impact on the Group, however it is expected that additional disclosure will be required around the Group’s interests in subsidiaries and associates.

IAS 12 Income Taxes — Recovery of Underlying Assets

The amendment introduces the requirement to calculate deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16, to always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after January 1, 2012.  This amendment is not expected to have any impact on the financial results of the Group.

IFRS 13 — Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for determining the fair value of assets and liabilities.  IFRS 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value under IFRS when fair value is required or permitted by IFRS.  Application of this definition may result in different fair values being recorded for the relevant assets.  IFRS 13 also expands the disclosure requirements for all assets or liabilities carried at fair value.  This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined.  The standard becomes effective on financial years commencing on or after 1 January 2013.  As this standard outlines a process to determine fair value measurement it may have an impact on any fair value measurements undertaken after the standard is adopted by the Group, as well as increased disclosure requirements around assets and liabilities carried at fair value.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Progen Pharmaceuticals Limited and its subsidiaries for each year.

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

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the statement of comprehensive income, but only after a reassessment of the identification and measurement of the net assets acquired.

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

Licensing revenue from milestone payments are recognised when the milestone has been achieved by the licensee.

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

Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. Lease incentives are recognised in the statement of comprehensive income as an integral part of the total lease expense. There are no finance leases.

Cash and cash equivalents— refer note 9

Cash and short-term deposits in the statement of financial position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

Short-term investments — refer to note 9

Short-term investments in the statement of financial position include a term deposit with an original maturity between 3 and 12 months.

Restricted short-term deposits

As at 30 June 2011 restricted term deposits totalling $87,000 (2010: $94,000) were held under bank guarantees relating to the Group’s leased premises.

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

Investment and other financial assets

Investments and financial assets in the scope of AASB 139 (IAS 39) Financial instruments: Recognition and Measurement and AASB 7 (IFRS 7) Financial instruments: Disclosure are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs. The only financial assets are receivables, which are subsequently measured at amortised cost, and derivatives, which are subsequently measured at fair value through profit or loss.

Recognition and derecognition

All regular way purchases and sales of financial assets are recognised on the trade date, i.e., the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

Foreign currency translation

(i) Functional and presentation currency

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($). The United States subsidiaries’ functional currency is United States dollars which is translated to presentation currency (see below).

(ii) Transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

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

(iii) Translation of Group companies functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars as at a rate that approximates the exchange rate at the dates of the transactions, for example an average rate for the monthly period. Assets and liabilities are translated at exchange rates prevailing at balance date.

Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.

Income tax — refer note 6

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•        when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or

•        when the taxable temporary difference is associated with investments in subsidiaries, and the timing or the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

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

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

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

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

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

(ii) Derecognition and disposal

An item of plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Intangible assets — refer note 12

Intangible assets acquired separately or in a business combinations are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the period in which the expenditure is incurred.

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

A summary of the policy applied to the Group’s intangible assets is as follows:

Intellectual Property Rights

Useful life
Finite
Amortisation method used
Amortised over the period of expected future benefit from the related project on a straight-line basis
Internally generated or acquired
Acquired
Impairment testing
Conducted when an impairment indicator arises. The amortisation method is reviewed at each financial year-end.

Trade and other payables — refer note 14

Trade and other payables are carried at amortised cost and their fair value approximates their carrying value due to their short-term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions — refer note 15

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

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

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

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

The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial, or other appropriate model, further details of which are given in note 13. The fair value of shares is determined by the market value of the Group’s shares at grant date.

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

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

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

Segment reporting — refer note 3

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other operating business segments and is regularly reviewed by the chief operating decision maker.

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

Operating segments 2011	Research & Development $000	Manufacturing $000	Total $000

Operating revenue
Sales to external customers	—	2,585	2,585
Total segment revenue	—	2,585	2,585

Unallocated revenues
License fee income	—	—	475
Interest income			551
Total revenues			3,611

Segment result	(2,883)	75	(2,808)

Corporate and administrative costs (includes unallocated other income)	—	—	(3,236)
Impairment loss	—	—	(54)
Operating loss			(6,098)

2011
Assets
Segment assets	148	1,145	1,293
Cash and cash equivalents and short-term investments	—	—	10,448
Other assets	—	—	439
Total assets			12,180

Liabilities
Segment liabilities	243	708	951
Unallocated liabilities	—	—	2,238
Total liabilities			3,189

Other segment information
Acquisition of plant & equipment, and other non-current assets	35	6	41
Unallocated acquisition of plant & equipment, and other non-current assets	—	—	22
Depreciation	52	142	194
Unallocated depreciation and amortisation	—	—	44

Operating segments 2010	Research & Development $000	Manufacturing $000	Total $000

Operating revenue
Sales to external customers	—	1,973	1,973
Total segment revenue	—	1,973	1,973

Unallocated revenue (interest income)	—	—	739
Total revenue			2,712

Segment result	(5,092)	(53)	(5,145)

Corporate and administrative costs (includes unallocated other income)	—	—	(8,006)
Impairment loss	(2,644)	—	(2,644)
Other expenses	—	—	(44)
Operating loss			(15,839)

2010
Assets
Segment assets	170	380	550
Cash and cash equivalents and short-term investments	—	—	15,143
Other assets	—	—	1,491
Total assets			17,184

Liabilities
Segment liabilities	619	168	787
Unallocated liabilities	—	—	1,380
Total liabilities			2,167

Other segment information
Acquisition of plant & equipment, and other non-current assets	3	56	59
Unallocated acquisition of plant & equipment, and other non-current assets	—	—	15
Depreciation	57	163	220
Unallocated depreciation and amortisation	—	—	432

Operating segments 2009	Research & Development $000	Manufacturing $000	Total $000

Operating revenue
Sales to external customers	—	1,724	1,724
Total segment revenue	—	1,724	1,724

Unallocated revenue	—	—	3,216
Total revenue			4,940

Segment result	(6,966)	41	(6,925)

Unallocated revenues & expenses	—	—	1,458
Operating loss			(5,467)

2009
Assets
Segment assets	3,273	498	3,771
Cash and cash equivalents and short term investments	—	—	28,045
Other assets	—	—	846
Total assets			32,662

Liabilities
Segment liabilities	870	142	1,012
Unallocated liabilities	—	—	860
Total liabilities			1,872

Other segment information
Acquisition of plant & equipment, and other non-current assets	6	98	104
Unallocated acquisition of plant & equipment, and other non-current assets	—	—	5
Depreciation	440	240	680
Unallocated depreciation and amortisation	—	—	80

4.  REVENUE AND EXPENSES

	2011 $000	2010 $000	2009 $000

(a) Revenue
Manufacturing services revenue	2,585	1,973	1,724
License fee revenue	475	—	—
Interest revenue	551	739	3,216
Total revenue from continuing operations	3,611	2,712	4,940

(b) Other income
Government grants	—	—	83
Gain on derivative	—	—	508
Net foreign exchange gain	—	—	6,319
Other	56	150	111
Total other income	56	150	7,021

(c) Finance cost
Other loans	—	—	4
Make good provision discount adjustment	4	3	3
Total finance costs	4	3	7

(d) Depreciation, amortisation, impairment and foreign exchange differences included in the statement of comprehensive income
Depreciation	238	292	401
Impairment of leasehold improvements	54	—	—
Amortisation of intellectual property rights	—	360	359
Net foreign exchange loss	71	498	169
	363	1,150	929

	2011 $000	2010 $000	2009 $000

(e) Lease payments and other expenses included in the statement of comprehensive income
Minimum lease payments — operating leases	679	495	552

(f) Employee benefit expenses
Wages and salaries	2,762	2,837	3,370
Long service leave provision	9	22	88
Share-based payments expenses	84	22	38
	2,855	2,881	3,496

(g) Other expenses
Bad debt expense	108	83	—
Royalty fee expense	31	—	—
Payment to Medigen — legal settlement	—	1,800	—
	139	1,883	—

5.         PARENT ENTITY DISCLOSURE

Pursuant to Schedule 1 Amendments of the Corporations Amendment regulations 201 (No. 6), below is a summary of the parent entity’s operations as of and for the year ended 30 June 2011:

	Parent
	2011	2010
	$000	$000

Current assets	11,247	15,650
Total assets	11,938	16,723
Current liabilities	3,151	1,577
Total liabilities	3,447	1,762
Shareholders’ equity
Contributed equity	152,217	152,217
Options reserve	3,365	3,281
Accumulated losses	(147,091)	(140,537)
	8,491	14,961

Comprehensive income	(6,281)	(15,834)
Contingent liabilities (i)	2,972	29,979
Contractual commitments	1,174	878

(i) Contingent liabilities relating to CellGate asset development were extinguished during 2011 upon the creating of Epi Pharmaceuticals Inc.

6.  INCOME TAX

	2011	2010	2009
	$000	$000	$000
The prima facie tax, using tax rates applicable in the country of operation, on operating loss differs from the income tax provided in the financial statements as follows:
Prima facie tax benefit on loss from operating activities @ 30%	(1,829)	(4,752)	(1,640)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non deductible items	45	1,352	22
- Temporary differences	(244)	(127)	483
- Foreign currency gain / (loss)	(129)	2,042	(3,051)
- External doubtful debt	32	25	—
- Additional deduction for research and development expenditure	—	—	(458)
Prior year R&D true-up	866	(265)	(663)
Foreign tax rate adjustment	(200)	(288)	(462)
Income tax benefit attributable to net loss from operations as reported in the Statement of Comprehensive Income	(1,459)	(2,013)	(5,769)
Deferred tax asset not brought to account as realisation of the asset is not regarded as probable	1,459	2,013	5,769
Income tax attributable to net loss from operations	—	—	—

	2011	2010	2009
	$000	$000	$000
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(24)	(22)	(5)

Deferred tax assets
Unrealised foreign currency loss	19	146	(1,896)
Bad debt provision	57	25	—
Sundry creditors and accruals	245	272	78
Depreciation	200	200	188
Employee entitlements	83	104	95
Make good obligation	49	48	47
Share issue transaction costs	306	745	1,274
Patent costs	323	373	304
Other costs not yet deductible	1,240	1,152	—
Losses available for offset against future taxable income	50,287	45,639	43,556
Deferred tax asset	52,785	48,682	43,641
Net deferred tax asset not recognised	(52,785)	(48,682)	(43,641)
Net deferred income tax assets	—	—	—

The benefit of the deferred tax asset will only be obtained if:

(i)                                     future assessable income of a nature and of an amount sufficient to enable the benefit to be realised is generated;

(ii)                                  the conditions for deductibility imposed by tax legislation continue to be complied with;  and

(iii)                               no changes in tax legislation adversely affect the Group in realising the benefit.

The Group has tax losses arising in Australia of $147,554,000 (2009: $142,672,000) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry-forward rules.

The Company has US federal and state net operating loss carry-forwards of US$8,296,000 and US$63,000, respectively, which have a carry-forward period between 2028 — 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

7. EARNINGS/(LOSS) PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2011	2010	2009
	$000	$000	$000

Loss used in calculating basic and diluted loss per share	(6,098)	(15,839)	(5,467)

	Number of shares	Number of shares	Number of shares
Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	24,709,097	24,709,097	54,481,888

Basic and diluted loss per share (cents per share)	(24.7)	(64.1)	(10.0)

Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

There are 1,441,333 options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

8. DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

9. CURRENT ASSETS - CASH AND CASH EQUIVALENTS / SHORT-TERM INVESTMENTS

	2011	2010
	$000	$000
Cash and cash equivalents
Cash at bank and in hand	1,753	3,893
Short-term deposits	4,580	—
Cash and cash equivalents	6,333	3,893

	2011	2010
	$000	$000
Short-term investments
Term deposit (> 3 months maturity)	4,115	11,250
Short-term investments	4,115	11,250

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Short-term investments are made for periods of 4 to 12 months depending on the cash requirements of the Group and consideration of term deposit rates.

	2011 $000	2010 $000	2009 $000
Reconciliation of net loss after tax to net cash flows from operations
Net loss	(6,098)	(15,839)	(5,467)
Adjustments for:
Depreciation	238	292	401
Impairment loss	54	2,644	—
Make good provision	4	3	3
Amortisation of intellectual property rights	—	361	359
Share options expensed	84	22	38
Net book value of plant and equipment written-off	10	—	—
Net fair value change on derivatives	—	—	(508)
(Gain) / loss on disposal of plant and equipment	(8)	1	3

Changes in assets and liabilities
(Increase)/decrease in trade and other receivables	(12)	(709)	428
(Increase)/decrease in prepayments	59	57	(150)
(Decrease)/increase in trade and other payables	1,050	250	(4,816)
(Decrease)/increase in provisions	(32)	45	(110)
Increase in government grants	—	—	293
Net cash used in operating activities	(4,651)	(12,873)	(9,526)

10. TRADE AND OTHER RECEIVABLES

	2011	2010
	$000	$000
Trade receivables	59	189
Other receivables (i)	955	813
Total trade and other receivables	1,014	1,002

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms. Balance also includes accrued sales not yet billed which account for $834,000 (2010: $786,000). It also includes receivable for expenses paid on behalf of Epi Pharmaceuticals Inc for $13,000 (2010: nil).

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT

	1 July 2010	Translation Adjustment	Additions	Disposals	Depreciation	Impairment	30 June 2011
	$000	$000	$000	$000	$000	$000	$000
Plant & equipment
At cost	4,781	—	29	(342)	—	—	4,468
Accumulated depreciation	(4,289)	—	—	342	(174)	—	(4,121)
	492	—	29	—	(174)	—	347

Office equipment
At cost	227	—	34	(90)	—	—	171
Acquisition of assets	27	—	—	—	—	—	27
Translation adjustment	5	(3)	—	—	—	—	2
Accumulated depreciation	(181)	—	—	60	(32)	—	(153)
	78	(3)	34	(30)	(32)	—	47

Leasehold improvements
At cost	852	—	—	—	—	—	852
Accumulated depreciation	(762)	—	—	—	(32)	—	(794)
Impairment	—	—	—	—	—	(54)	(54)
	90	—	—	—	(32)	(54)	4
TOTAL	660	(3)	63	(30)	(238)	(54)	398

	1 July 2009	Translation Adjustment	Additions	Disposals	Depreciation	Impairment	30 June 2010
	$000	$000	$000	$000	$000	$000	$000
Plant & equipment
At cost	4,733	—	48	—	—	—	4,781
Accumulated depreciation	(4,092)	—	—	—	(197)	—	(4,289)
	641	—	48	—	(197)	—	492

Office equipment
At cost	554	—	26	(353)	—	—	227
Acquisition of assets	27	—	—	—	—	—	27
Translation adjustment	7	(2)	—	—	—	—	5
Accumulated depreciation	(471)	—	—	352	(62)	—	(181)
	117	(2)	26	(1)	(62)	—	78

Leasehold improvements
At cost	852	—	—	—	—	—	852
Accumulated depreciation	(729)	—	—	—	(33)	—	(762)
	123	—	—	—	(33)	—	90
TOTAL	881	(2)	74	(1)	(292)	—	660

12. NON-CURRENT ASSETS - INTANGIBLE ASSETS

Intellectual property rights

Reconciliation of carrying amount at the beginning and end of the period:

	2011	2010
Year end 30 June	$000	$000
Opening balance net of accumulated amortisation	—	3,005
Amortisation	—	(361)
Impairment loss	—	(2,644)
At 30 June net of accumulated amortisation	—	—

	2011	2010
Year end 30 June	$000	$000
Cost (gross carrying amount)	—	3,515
Accumulated amortisation	—	(871)
Impairment loss	—	(2,644)
Net carrying amount	—	—

Intellectual property rights were acquired through a business combination and are carried at cost less accumulated amortisation. This intangible asset had been determined to have a useful life until 15 October 2017, which is the patent expiry of the lead compound acquired through the acquisition of CellGate, Inc. and has been amortised using the straight-line method since the date of acquisition. The amortisation has been recognised in the statement of comprehensive income within the line item “administrative and corporate expenses”.

During the second half of the 2010 financial year, the Company undertook a strategic review of its assets and the decision was made to divest the Cellgate assets to focus on its core competencies — dual mechanism oncology products. Following the decision to divest these assets, the Company impaired the full value of the intangible asset due to uncertainty surrounding the realisation amount. The assets have been divested into Epi Pharmaceuticals, Inc.

13. SHARE BASED PAYMENTS

(a) Employee option plan

The Company’s Directors and Employee Option Incentive Plan (“the Employee Plan”) was last approved by shareholders at the 2010 annual general meeting.

During 2011, the Company granted 331,000 new options to existing employees who were with the Company for at least a year. The options vest upon completion of one year of service with the Company from the grant date. Options granted to Company employees are issued under the Employee Plan.  Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price.  The exercise price, except for the 1,000,000 options granted to the CEO, is based on the weighted average closing price at which the Group’s shares traded on the Australian Securities Exchange during the five trading days immediately before they are granted. The remaining share options of 583,333 are subject to cancellation on 26 February 2012 following the termination of the CEO position, as per the rules of the Employee Share Option Plan.

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (i.e. no longer an employee) are forfeited and not capable of exercise.  When an option holder becomes ineligible and the options have already vested then the option holder has 3 months to exercise or they expire.  Options must be exercised by the expiry dates or they lapse. The vesting period is 12 months of service from the grant date.

(b) Options issued to the Chief Executive Officer

During 2010, the Company issued 1,000,000 new options to the Chief Executive Officer.  The options vest upon fulfilment of the following share market price conditions:

•                  166,667 options vest if the 30 day volume weighted average price (VWAP) exceeds the share price of $0.65 at the first anniversary of the employment commencement date (this tranche of options expired during fiscal 2011 as these options did not meet the market condition);

•                  166,667 options vest if the 30 day VWAP exceeds the share price of $0.80 at the second anniversary of the employment commencement date;

•                  166,667 options vest if the 30 day VWAP exceeds the share price of $0.95 at the third anniversary of the employment commencement date;

•                  250,000 options vest at the end of four years of service if the 30 day VWAP exceeds the share price of $1.05 at the first anniversary of the employment commencement date (this tranche of options expired during fiscal 2011 as these options did not meet the market condition); and

•                  250,000 options vest at the end of five years of service if the 30 day VWAP exceeds the share price of $1.15 at the second anniversary of the employment commencement date.

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

(d) Summary of option movements

Information with respect to the number of all options granted is as follows:

	2011		2010		2009
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Beginning of the financial year	1,459,000	2.56	1,115,000	3.54	2,669,000	5.39
- granted(1)	331,000	0.29	1,000,000	0.95	—	—
- forfeited	(4,000)	0.29	—	—	(127,500)	3.61
- expired	(594,667)	1.77	(656,000)	3.82	(1,426,500)	6.05
- exercised	—	—	—	—	—	—
Balance at end of year	1,191,333	2.23	1,459,000	2.56	1,115,000	3.54
Exercisable at end of year	281,000	3.35	459,000	6.08	1,085,000	3.56

(1)The weighted average fair value at grant date in 2011 financial year was $0.09 (2010: $0.20).

The following table summarises information about all options outstanding at 30 June 2011:

		Balance beginning of year			Balance end of year
Grant date	Expiry date	Number of options	Average option exercise price $		Number of options	Average option exercise price $
29 August 2006	29 August 2011(1)	24,000	2.79		21,000	2.79
14 September 2007	13 September 2012(2)	310,000	3.61		235,000	3.61
1 February 2008	1 February 2013(3)	100,000	2.22		—	—
10 March 2008	10 March 2013	25,000	1.42		25,000	1.42
29 March 2010	29 March 2015(4)	166,667	0.65	(4)	—	—
29 March 2010	29 March 2015(4)	166,667	0.80	(4)	166,667	0.80	(4)
29 March 2010	29 March 2015(4)	166,666	0.95	(4)	166,666	0.95	(4)
29 March 2010	29 March 2015(5)	250,000	1.05	(5)	—	—
29 March 2010	29 March 2015(5)	250,000	1.15	(5)	250,000	1.15	(5)
1 January 2011	1 January 2016	—	—		327,000	0.29
		1,459,000			1,191,333

(1) 3,000 options expired during the year. For this tranche of options, when an employee resigns the non-vested options immediately vest and then expire 3 months from the resignation date.

(2) 75,000 options expired during the year. When an employee resigns the vested options expire 3 months from the resignation date.

(3) 100,000 options expired during the year. When an employee resigns the vested options expire 3 months from the resignation date.

(4) Options vest upon fulfilment of a service period and share market price conditions; i.e., if 30 day VWAP exceeds the share prices of $0.65 in Year 1, $0.80 in Year 2, $0.95 in Year 3. The first tranche of 166,667 options expired due to non-satisfaction of a market condition.

(5) Options vest upon fulfilment of a service period and share market price conditions; i.e., if 30 day VWAP exceeds the share price of $1.05 in Year 1 and the completion of four years of service; and if 30 day VWAP exceeds the share price of $1.15 in Year 2 and the completion of five years of service. The first tranche of 250,000 options expired due to non-satisfaction of a market condition.

The fair value of the equity-settled share options granted under the option plans is estimated as at the date of grant using a binomial or other appropriate model taking into account the terms and conditions upon which the options were granted.

Fair value of shares issued on exercise of options is estimated to be the market price of shares of Progen Pharmaceuticals Limited on the ASX as at the close of trading on their respective issue dates.

The following table lists the weighted average inputs to the model used for the year ended 30 June 2011.

	2011	2010	2009
Expected volatility	54.0%	63%	—
Risk-free rate average	5.4%	5.5%	—
Expected life average (years)	5 yrs	5 yrs	—
Dividend yield	—	—	—
Weighted average exercise price	$0.29	$0.95	—
Share price at grant date	$0.32	$0.52	—

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

14. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	2011	2010
	$000	$000
Trade creditors (i)	233	260
Unearned revenue (ii)	832	—
Other creditors (iii)	1,668	1,423
	2,733	1,683

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies - $1,759,000 (2010: $787,000).

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)	Trade creditors are non-interest bearing and are normally settled on 30 day terms.
(ii)

The unearned income of $0.832 million (2010: $nil) represents payments in advance from Medigen Biotechnology Corp (Medigen) to commence the manufacture of PI-88 in accordance with the Exclusive License and Collaboration Agreement between Medigen and the Company.

(iii)

Other creditors are non-interest bearing and have a term between 30 days and 12 months. Balance includes abandonment/obligation fee of $377,000 (2010: $467,000) for the divestment transaction dealings.

As part of the major company restructure announced on 16 June 2011, restructuring costs for lease termination of Toowong office for $255,122 and office relocation cost for $2,000 were recognised and payable at 30 June 2011 (2010: nil). Also following the management restructure, termination payments for $184,118 were recognised and payable at 30 June 2011 for the termination of employment services of the Chief Executive Officer and the Director of Clinical Operations — US (2010: nil).

15. PROVISIONS

In accordance with the lease agreement terms, the parent must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term.  For the Darra premises the parent provided nil in the year 2010 as the provision has reached the full estimated cost to restore the facility, i.e. $128,668 (fully provided in 2007).  Given the scheduled office move in August 2011, the provision for Toowong premises has been fully recognised to its total estimated restoration cost of $34,348, of which $3,635 was amortised during the financial year ending 30 June 2011 (2010: $3,000).

Due to the long-term nature of the Darra premises make good liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a risk free discount rate.

Long service leave provision

Refer to note 2 for the relevant accounting policy and a discussion of the significant estimations and assumptions applied in the measurement of this provision.

	2011	2010
	$000	$000

Make good provision	164	160

Employee benefits provision
Long service leave	125	120
Annual leave	167	204
	292	324
	456	484

Movement in provision

	Make good provision	Long service leave	Annual leave	Total
	$000	$000	$000	$000

At 1 July 2010	160	120	204	484
Arising during the year	—	9	186	195
Amortised	4	—	—	4
Utilised	—	(4)	(223)	(227)
At 30 June 2011	164	125	167	456

Current 2011	35	74	167	276
Non-current 2011	129	51	—	180
	164	125	167	456

Current 2010	—	76	204	280
Non-current 2010	160	44	—	204
	160	120	204	484

16. CONTRIBUTED EQUITY

	2011	2010
	$000	$000
a) Issued and paid up capital
Ordinary shares fully paid	152,217	152,217

	2011		2010
	Number of shares	$000	Number of shares	$000
b) Movements in shares on issue
Beginning of the financial year	24,709,097	152,217	24,709,097	152,217
Issued during the year:	—	—	—	—

End of the financial year	24,709,097	152,217	24,709,097	152,217

c)  Share options

At 30 June 2011 there were a total of 1,191,333 (2010: 1,459,000) unissued ordinary shares in respect of which options were outstanding, comprising:

Unlisted Share Options

Employee and executive share incentive scheme:

During the 2011 financial year, there were 331,000 ordinary share options granted to employees, of which 4,000 options were forfeited. Of the 1,000,000 ordinary shares granted to the Chief Executive Officer in 2010, the first tranche of 416,667 options expired due to share price conditions not being met.  There were a total of 1,191,333 options over ordinary shares outstanding under the employee incentive scheme (2010: 1,439,000).

Refer to note 13 for more details on unlisted options.

17.       ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	2011	2010
	$000	$000
Beginning of the financial year	(140,566)	(124,727)
Net loss	(6,098)	(15,839)
End of the financial year	(146,664)	(140,566)

Reserves

Employee reserve

The employee reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

	2011	2010
Employee reserve	$000	$000
Beginning of the financial year	3,283	3,261
Employee option expense	84	22
End of the financial year	3,367	3,283

Foreign currency translation reserve
Beginning of the financial year	83	39
Foreign currency translation	(12)	44
End of the financial year	71	83
Total reserves	3,438	3,366

18.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and short-term investments and restricted term deposits.

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

Alternatively, and depending on cash flow, the Group may also simply procure the required amount of foreign currency to mitigate the risk of future obligations.

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

The Group’s exposure to external bad debts is not significant. All the Group’s material cash balances are with a large national Australian bank. Although there is a significant concentration of risk with one bank, this is a strong credit rated bank that is not exposed to the US banking market risks.

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

All of the Group’s short-term investments are Level 2 financial instruments as per AASB 7 (IFRS 7).

The table below reflects all financial liabilities as of 30 June 2011. For derivative financial instruments the market value is presented, whereas for the other obligations the undiscounted cash flows are presented. Cash flows for financial assets and liabilities without fixed amount or timing are based on the conditions existing at 30 June 2011.  The Group had no derivative financial instruments at 30 June 2011.

The remaining contractual maturities of the Group’s financial liabilities are:

	2011	2010
	$000	$000
6 months or less	4,013	3,195

Foreign currency risk

At 30 June 2011, the Group held US$2,432,000 (2010: US$185,000) in cash deposits.

At 30 June 2011, the Group had the following exposure to US$ currency:

	2011	2010
	$000	$000
Financial assets
Cash and cash equivalents	2,295	172
	2,295	172
Financial liabilities
Trade and other payables	968	787
Unearned revenue	832	—
	1,800	787
Net exposure	495	(615)

At 30 June 2011, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2011	2010	2011	2010
	$000	$000	$000	$000
AUD/USD + 15% (2010: + 10%)	68	56	—	—
AUD/USD – 15% (2010: - 10%)	(92)	(68)	—	—

The sensitivity is greater in 2011 than 2010 due to an increase in US placement deposits but was mitigated by a stronger Australian dollar against the US Dollar. The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash, short-term investments and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $1.753 million earns interest at floating rates based on daily and “at call” bank deposit rates. Short-term deposits and short-term investments of $8.695 million are made for varying periods of between one to six months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Refer note 9 for details on the Group’s cash and cash equivalents and short-term investments at 30 June 2011.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and cash equivalents and short-term investments in existence at the reporting date.

At 30 June 2011, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2011	2010	2011	2010
	$000	$000	$000	$000
+ 1.0% (100 basis points) (2010: + 2.0%)	104	30	—	—
- 0.5% 50 basis points) (2010: - 1.0%)	(52)	(15)	—	—

The 2011 sensitivity is based on a significantly lower cash balance due primarily to significant reduction in the aggregate of cash and cash equivalents and short-term investments in 2011.  Following the rise in interest rates during 2010-11, the potential upside in interest rates has been reduced over the prior year analysis, thereby decreasing sensitivity.  The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

Investments

Investments are made in accordance with a Board-approved Investment Policy. Investments are typically bills and investment-grade commercial paper. The Policy stipulates the types of investments able to be made.  The objective of the policy is to maximise interest income within agreed-upon credit worthiness criteria.

Maturity analysis of financial assets and liabilities based on management’s expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group’s overall liquidity risk.

	6 months or less	6 to12 months	More than 12 months	Total carrying amount as per the statement of financial position	Weighted average effective interest rates
Financial instruments 2011	$000	$000	$000	$000%

Financial assets
Cash and cash equivalents	6,333	—	—	6,333	3.5
Short-term investments	4,115	—	—	4,115	6.0
Trade and other receivables	1,014	—	—	1,014	—
Security deposit	87	—	—	87	6.0
	11,549	—	—	11,549

Financial liabilities
Trade and other payables	2,733	—	—	2,733	—
	2,733	—	—	2,733
Net maturity	8,516	—	—	8,516

	6 months or less	6 to12 months	More than 12 months	Total carrying amount as per the statement of financial position	Weighted average effective interest rates
Financial instruments 2010	$000	$000	$000	$000%

Financial assets
Cash and cash equivalents	3,893	—	—	3,893	5.6
Short-term investments	11,250	—	—	11,250	5.6
Trade and other receivables	1,002	—	—	1,002	—
Security deposit	94	—	—	94	5.1
	16,239	—	—	16,239

Financial liabilities
Trade and other payables	1,683	—	—	1,683	—
	1,683	—	—	1,683
Net maturity	14,841	—	—	14,841

19. EXPENDITURE COMMITMENTS

The following expenditure commitments had been contracted but not provided:

Preclinical research study agreements

During the financial year 2011, the Group entered into various preclinical research study agreements. The committed value of these agreements for the next financial year is $289,000 (2010:$116,000 2009: $38,000).

Insurance premium

In June 2011, the Group committed to paying the Group’s comprehensive insurance premium for the year ended 30 June 2012. The total value of these premiums is $412,000 (2010: $391,000, 2009: $432,000).

Consultant agreements

During the 2011 financial year, the Group entered into various consultant agreements with a committed value of $87,000 for the next financial year (2010: $144,000, 2009: $48,000).

Purchases and leases

At the end of the 2011 financial year, the Group ordered goods and services and committed to operating leases with a total value of $67,000 which had not been used or delivered by 30 June 2011 (2010: $198,000, 2009: $256,000).

License Agreements

At the end of the 2010 financial year, the Group signed a license agreement with Medigen Biotechnology Corp to exclusively develop, manufacture, market, and sublease the PI-88 product.  A condition of the license is for Progen Pharmaceutical Limited to provide reasonable assistance to Medigen in relation to chemical, manufacturing or control (CMC) issues to a total value of $140,000 (2010: $150,000).

	2011	2010	2009
	$000	$000	$000
a) Expenditure commitments
Future expenditure commitments not provided for in the financial statements and payable:
- not later than one year:
Research agreements	289	116	38
Consultant agreements	87	144	48
Insurance premium	412	391	432
Purchases	33	12	33
License agreements	140	150	—
Total not later than one year	821	813	551
- later than one and not longer than five years	—	—	—
Total expenditure commitments	821	813	551

(b) Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments
- not later than one year	34	186	223
- later than one and not longer than five years	—	—	—
Aggregate lease expenditure contracted for at statement of financial position date	34	186	223

(c) Clinical trials

	2011	2010	2009
	$000	$000	$000
Clinical trials
- not later than one year:
PI-88 phase 2b Melanoma trial	—	—	233
PG-545	350	—	—
PG11047 phase 1 trial	40	663	1,349
	390	663	1,582
- later than one and not longer than five years:
PG11047 phase 1 trial	—	—	90
	—	—	90

20.  EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	2011	2010	2009
	$000	$000	$000
The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	17	35	54
Provisions (current)	241	280	229
Provisions (non-current)	51	204	210
	309	519	493

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The parent contributed $276,147 on behalf of employees to superannuation funds for the year ended 30 June 2011 (2010: $248,196; 2009: $228,397).

21. CONTINGENT LIABILITIES AND ASSETS

License of muparfostat (formerly PI-88) to Medigen Biotechnology Corporation

On 29 June 2010, the Company executed a binding agreement with Medigen Biotechnology Corporation for the global licensing of muparfostat, the Group’s lead anti-cancer product formerly known as PI-88.  The agreement is an exclusive worldwide License and Collaboration agreement with sub-license rights for the commercialisation of PI-88 for the therapeutic and prophylactic treatment of cancer. PharmaSynth, the Company’s subsidiary, will provide manufacturing support to Taiwan-based Medigen to develop muparfosfat with an initial focus on Taiwan and China.

The license agreement provides for royalty on muparfostat sales as well as milestone payments at certain points in the product’s development.

22.  SUBSEQUENT EVENTS

No significant events have occurred after the balance date.

23.  AUDITORS’ REMUNERATION

	2011	2010	2009
	$	$	$
Amounts received or due and receivable by Ernst & Young for:
(a) Audit or review of the financial reports of the entity
- The Australian financial report of the entity	117,477	149,500	175,500
- The US financial report of the entity	50,000	60,000	80,000
(b) Other audit services in relation to the entity
- Sarbanes-Oxley internal control audit	—	54,000	15,000
	167,477	263,500	270,500
(c) Other non-audit services in relation to the entity
- other non-audit services(2)	4,898	—	—
	4,898	—	—
	172,375	263,500	270,500

(1) Based on the work performed prior to the passing of the Dodd-Frank Act which ceased the requirement for the Group’s auditors to attest to and report on the internal control environment s404(b) of the Sarbanes-Oxley Act.

(2) During the year, the Company received non-audit services from Ernst & Young Taiwan in relation to the tax treatment of payments made by the Company’s licensee, Medigen.

24.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) Details of the key management personnel (KMP) (including the five highest paid executives during the year)

(i)            Directors

S. James	Chairman (non-executive)
J. Chiplin	Non-executive Director - resigned 22 August 2011
J. Cherrington	Non-executive Director - resigned 22 August 2011
T. Burt	Non-executive Director
H.H. Tang	Non-executive Director
P. Lin	Non-executive Director - resigned 16 June 2011
WJ Jiang	Non-executive Director - appointed 16 June 2011

(ii)           Executives

S. MacLeman(1)	Chief Executive Officer
L. Marton	Chief Scientific Officer(2)
M. Fitzgerald	Director — Clinical Operations US
P. Dixon(3)	General Manager — Finance and Company Secretary
F. Lankesheer	Director — Business Development and Legal

(1) CEO position to terminate 26 August 2011

(2) CSO position terminated 31 October 2010

(3) Changed from an employed executive to a consultant effective 15 July 2011

There have been no other changes to the KMP after the reporting date and before the date the financial report was authorised for issue.

(b)  Remuneration of directors and key management personnel

	2011 $	2010 $	2009 $
Short-term employee benefits	1,748,930	1,583.436	1,687,790
Post-employment benefits	92,630	162,075	149,973
Share-based payments	74,958	19,133	86,890
Termination payment	39,449	245,000	122,019
Total key management personnel compensation	1,955,967	2,009,644	2,046,672

Table 1: Non-executive directors’ remuneration for the year ended 30 June 2011.

		Short-term			Post- employment		Share- based payment
Directors		Salary and fees $	Cash bonus $	Non monetary benefits $	Super- annuation $	Termination payment $	Options $	Total $
Stuart James	2011	138,480	—	—	12,463	—	—	150,943
	2010	123,161	—	—	11,084	—	—	134,245
Thomas James Burt	2011	75,470	—	—	—	—	—	75,470
	2010	68,718	—	—	—	—	—	68,718
John Chiplin(1)	2011	61,321	—	—	—	—	—	61,321
	2010	30,400	—	—	—	—	—	30,400
Julie Cherrington(1)	2011	75,472	—	—	—	—	—	75,472
	2010	71,667	—	—	—	—	—	71,667
Gordon Schooley	2011	—	—	—	—	—	—	—
	2010	45,000	—	—	—	—	—	45,000
Joe Lin	2011	—	—	—	—	—	—	—
	2010	20,568	—	—	1,852	—	—	22,420
Heng Tang	2011	71,837	—	—	3,635	—	—	75,472
	2010	63,035	—	—	5,673	—	—	68,708
Paul Lin(2)	2011	59,106	—	—	—	—	—	59,106
	2010	37,610	—	—	—	—	—	37,610
Woei-Jia Jiang(3)	2011	—	—	—	—	—	—	—
	2010	—	—	—	—	—	—	—
Total - Non-executive Directors	2011	481,686	—	—	16,098	—	—	497,784
	2010	460,159	—	—	18,609	—	—	478,768

(1) Resigned 22 August 2011

(2) Resigned 16 June 2011

(3) Commenced 16 June 2011

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2011.

		Short-term				Post- employment		Share- based payment
Other key management personnel		Salary and fees $	Cash bonus $	Non monetary benefits $		Super- annuation $	Termination payment $	Options $	Total $
T Justus Homburg	2011	—	—	—		—	—	—	—
	2010	150,803	—	13,417		32,192	245,000	—	441,412
Laurence Marton(1)	2011	218,621		18,645	(5)	—	39,449	—	276,715
	2010	369,493	—	36,613		—	—	—	406,106
Michael Fitzgerald	2011	151,467	—	28,161	(5)	—	—	—	179,628
	2010	149,513	—	22,588		—	—	—	172,101
Paul Dixon (2)	2011	149,350	4,500	—		13,847	—	3,511	171,208
	2010	120,462	43,500	—		14,757	—	—	178,719
John Chiplin(3)	2011	—	—	—		—	—	—	—
	2010	240,000	—	19,442		—	—	—	259,442
Darryn Bampton	2011	149,350	1,650	—		13,590	—	1,873	166,463
	2010	145,000	—			13,050	—	—	158,050
Susan MacLeman(4)	2011	303,738	87,210	—		35,185	—	68,170	494,303
	2010	49,506	—	—		4,456	—	19,133	73,095
Fleur Lankesheer	2011	154,552	—	—		13,910	—	1,404	169,866
	2010	—	—	—		—	—	—	—
Total - Other key management personnel	2011	1,127,078	93,360	46,806		76,532	39,449	74,958	1,458,183
	2010	1,224,777	43,500	92,060		64,455	245,000	19,133	1,688,925

(1) CSO position terminated 31 October 2010

(2) Changed from an employed executive to a consultant effective 15 July 2011

(3) Appointed Interim CEO from 1 December 2009 to 31 May 2010

(4) CEO position to terminate 26 August 2011

(5) US based health plans

(c)          Option holdings of key management personnel

During the 2011 financial year the following options vested and expired with key management personnel of the Group under the terms of The Progen Directors and Employee Option Incentive Plan.

Of the 1,000,000 options granted to Sue MacLeman, the Chief Executive Officer during the 2010 financial year, the first tranche of 166,667 options expired due to market share price conditions not being met. The remaining tranches totalling 833,333 options are subject to cancellation following the termination of the CEO position on 26 August 2011.

331,000 options were granted to eligible Company employees and executives during the 2011 financial year.

Number of options granted and expired during the year for KMP

	Grant date	Expiry date	No. of options non- vested		No. of options granted	No. of options expired		Exercise price		Fair Value per option at grant date	Date exercisable
S MacLeman	29-Mar-2010	—	—		—	166,667	(1)	$0.65	(3)	$0.14	N/A
S MacLeman	29-Mar-2010	29-Mar-2015	166,667	(2)	—	—		$0.80	(3)	$0.18	29-Mar-2012
S MacLeman	29-Mar-2010	29-Mar-2015	166,666	(2)	—	—		$0.95	(3)	$0.21	29-Mar-2013
S MacLeman	29-Mar-2010	—			—	250,000	(1)	$1.05	(3)	$0.23	N/A
S MacLeman	29-Mar-2010	29-Mar-2015	250,000	(2)	—	—		$1.15	(3)	$0.24	29-Mar-2015
P Dixon	01-Jan-2011	01-Jan-2016	—		75,000	—		$0.29		$0.09	01-Jan-2012
D Bampton	01-Jan-2011	01-Jan-2016	—		40,000	—		$0.29		$0.09	01-Jan-2012
F Lankesheer	01-Jan-2011	01-Jan-2016	—		30,000	—		$0.29		$0.09	01-Jan-2012

(1) Expired due to non-satisfaction of market share price condition

(2) Due for cancellation on 26 February 2012 following the termination of the CEO position

(3) Options vest upon fulfilment of share market price conditions; i.e., 30 day VWAP exceeds the share prices of $0.65 in Year 1, $0.80 in Year 2, $0.95 in Year 3, $1.05 in Year 4; and $1.15 in Year 5.

The following table summarises the value of options granted, exercised or expired during the 2011 financial year to directors and key management personnel.

	Value of options granted during the year ^ $	Value of options exercised during the year $	Value of options expired during the year $	Value of options forfeited during the year $	Remuneration consisting of options for the year %
S MacLeman	—	—	80,634	—	13.8
P Dixon	7,021	—	—	—	2.1
D Bampton	3,745	—	—	—	1.1
F Lankesheer	2,808	—	—	—	0.8

^ For details on the valuation of options, including models and assumptions used, please refer to note 13.

	Balance at				Balance at
	beginning				end of
	of period				period	At 30 June 2011
	1 July	Granted as	Options	Options	30 June	Total	Total Non-
	2010	remuneration	exercised	expired	2011	Vested	Vested
Directors
S. B. James	—	—	—	—	—	—	—
J. Chiplin	—	—	—	—	—	—	—
J. Cherrington	—	—	—	—	—	—	—
T. J. Burt	—	—	—	—	—	—	—
H. Tang	—	—	—	—	—	—	—
Dr. P. Lin(1)	—	—	—	—	—	—	—
WJ. Jiang(2)	—	—	—	—	—	—	—

Executives
L. Marton(3)	100,000	—	—	(100,000)	—	—	—
P. Dixon	—	75,000	—	—	75,000	—	75,000
S. MacLeman	1,000,000	—	—	(416,667)	583,333	—	583,333
D. Bampton	—	40,000	—	—	40,000	—	40,000
F. Lankesheer	—	30,000	—	—	30,000	—	30,000
Total	1,100,000	145,000	—	(516,667)	728,333	—	728,333

(1) Resigned 16 June 2011

(2) Appointed 16 June 2011

(3) Terminated 31 October 2010

	Balance at				Balance at
	beginning				end of
	of period			Options	period	At 30 June 2010
	1 July	Granted as	Options	forfeited /	30 June	Total	Total Non-
	2009	remuneration	exercised	expired	2010	Vested	Vested
Directors
S. Chang(1)	41,014	—	—	(41,014)	—	—	—
T. J. Homburg(2)	501,389	—	—	(501,389)	—	—	—
S. B. James(3)	—	—	—	—	—	—	—
J. Chiplin(3)	—	—	—	—	—	—	—
J. Cherrington(3)	—	—	—	—	—	—	—
T. J. Burt(4)	—	—	—	—	—	—	—
H. Tang(4)	—	—	—	—	—	—	—
Dr. P. Lin(5)	—	—	—	—	—	—	—
G. Schooley(6)	—	—	—	—	—	—	—
J. Lin(7)	—	—	—	—	—	—	—

Executives
L. Marton	100,000	—	—	—	100,000	100,000	—
P. Dixon	—	—	—	—	—	—	—
S. MacLeman(8)	—	1,000,000	—	—	1,000,000	—	1,000,000
Total	642,403	1,000,000	—	(542,403)	1,100,000	100,000	1,000,000

(1) Resigned 1 July 2009

(2) Terminated 18 November 2009

(3) Appointed 1 July 2009

(4) Appointed 17 July 2009

(5) Appointed 30 November 2009

(6) Appointed 1 July 2009 but resigned 30 November 2009

(7) Appointed 17 July 2009 but resigned 30 November 2009

(8)Appointed 6 April 2010

(d)          Shareholdings of key management personnel

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 10	On exercise of options	Net change other	Balance 30 June 11

Directors
S. B. James	—	—	—	—
J. Chiplin	—	—	—	—
J. Cherrington	—	—	—	—
T. J. Burt	—	—	—	—
H. Tang(1)	1,500	—	—	1,500
P. Lin(2)	—	—	—	—
WJ Jiang(3)	—	—	—	—

Executives
L. Marton(4)	—	—	—	—
P. Dixon	—	—	—	—
S. MacLeman	—	—	—	—
D. Bampton	—	—	—	—
F. Lankesheer	—	—	—	—
Total	1,500	—	—	1,500

(1) Changed from a salaried director to a consultant director effective 1 February 2011

(2) Resigned 16 June 2011

(3) Appointed 16 June 2011

(4) Terminated 31 October 2010

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 09	On exercise of options	Net change other(9)	Balance 30 June 10

Directors
S. Chang(1)	220,300	—	(220,300)	—
T.J. Homburg(2)	52,778	—	(52,778)	—
S. James(3)	—	—	—	—
J. Chiplin(3)	—	—	—	—
J. Cherrington(3)	—	—	—	—
T. Burt(4)	—	—	—	—
H. Tang(4)	1,500	—	—	1,500
P. Lin(5)	—	—	—	—
G. Schooley(6)	7,434	—	(7,434)	—
J. Lin(7)	5,923	—	(5,923)	—

Executives
L. Marton	—	—	—	—
P. Dixon	—	—	—	—
S. MacLeman(8)	—	—	—	—
Total	287,935	—	(286,435)	1,500

(1) Resigned 1 July 2009

(2) Terminated 18 November 2009

(3) Appointed 1 July 2009

(4) Appointed 17 July 2009

(5) Appointed 30 November 2009

(6) Appointed 1 July 2009, resigned 30 November 2009

(7) Appointed 17 July 2009, resigned 30 November 2009

(8) Appointed 6 April 2010

(9) Off-market transactions

(e)          Subsidiaries

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiary listed in the following table:

	Country of	% Equity Interest		Investment ($000)
Name	Incorporation	2011	2010	2011	2010

Progen Pharmaceuticals Inc.	United States	100	100	3,278	3,278

PharmaSynth Pty Ltd	Australia	100	100	536	536

Term and conditions of transactions with subsidiary

The Company has intercompany receivables relating to the subsidiaries.  Intercompany receivables are loans funding intercompany operations with no specific repayment terms and are therefore unlikely to be repaid in 12 months. The loan is an interest bearing loan with 7.40% per annum interest.  Intercompany balances with Progen Pharmaceuticals Inc. have been fully provided for.

(f)  Associates

The Group has a 43% interest in Epi Pharmaceuticals Inc. (2010: 0%), a company incorporated in Delaware which was incorporated to hold the CellGate and other divested assets. The Company has not traded in the period and the investment is carried at a $nil carrying value in the Group.