Form 20-F
period 2013-06-30
PROGEN PHARMACEUTICALS LTD
filed 2013-10-30
CIK 943502

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Address of principal executive office)

Blair Lucas, Company Secretary, Progen Pharmaceuticals Limited, 2806 Ipswich Road, Darra, Queensland 4076, Australia Tel: +61 7 3273 9133, Fax: +61 7 3375 1168
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

Ordinary Shares: 55,285,315 (as of June 30, 2013)

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

All references to dollars, A$ or $ are to the currency of the Australian dollars (AUDs).

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

Our consolidated financial statements appearing in this Annual Report on Form 20-F are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this Annual Report on Form 20-F comply with both the IFRS and Australian Accounting Standards. In this Annual Report all references to “dollars”, Australian dollars” “$” or “A$” are to the currency of Australia.

Item 3.A.                                             Selected Financial Data

The following selected consolidated financial data for the five years ended June 30, 2013 should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” below and our financial statements and related notes contained elsewhere in this Annual Report. Our financial statements and related notes have been prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated statement of financial position information as of June 30, 2013 and 2012 and the consolidated statement of comprehensive income data for fiscal 2013, 2012 and 2011 are derived from our audited financial statements included in this annual report. Consolidated statement of financial position information as of June 30, 2009, 2010 and 2011 and consolidated statement of comprehensive income information for fiscal 2010 and 2011 are derived from our audited financial statements which are not included in this annual report.

	For the years ended June 30,
	2009	2010	2011	2012	2013
Consolidated Statement of Comprehensive Income Data:
Revenue	$4,940,369	$2,711,471	$3,610,695	$2,834,890	$3,510,103
Cost of sales	1,391,276	1,592,003	2,085,718	1,620,621	2,272,807
Other income	7,021,310	150,371	55,752	56,195	135,709
Research and development expenses	7,048,870	5,091,919	2,882,947	1,455,733	940,161
Manufacturing facility expenses	291,860	434,640	420,665	1,050,328	1,240,079
Administration and corporate expenses	8,689,364	7,053,169	4,178,106	1,813,782	1,750,134
Finance costs	7,269	2,930	3,636	7,865	5,115
Impairment loss	—	2,644,186	53,911	1,494	—
Other expenses	—	1,882,818	139,170	381,660	252,928
Net loss from operations	$(5,466,960)	$(15,839,823)	$(6,097,706)	$(3,440,398)	$(2,815,412)
Income tax benefit	—	—	—	—	723,278
Net loss for the year	$(5,466,960)	$(15,839,823)	$(6,097,706)	$(3,440,398)	$(2,092,134)
Other comprehensive income (loss)
Foreign currency translation	100,000	44,512	(12,049)	(1,926)	(244)
Total comprehensive income (loss) for the year	$(5,366,960)	$(15,795,311)	$(6,109,755)	$(3,442,324)	$(2,092,378)
Basic and diluted loss per share (cents per share)	(10.0)	(64.1)	(24.7)	(13.9)	(7.5)

	As of June 30,
	2009		2010	2011	2012	2013
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$28,044,529		$3,892,365	$6,332,589	$1,834,442	$1,447,774
Working capital	$26,814,764		$14,376,203	$8,630,252	$5,432,979	$9,616,876
Total assets	$32,661,315		$17,184,275	$12,180,433	$7,375,972	$10,554,638
Capital stock	$155,516,344		$155,583,443	$155,655,390	$155,777,317	$161,918,960
Accumulated losses	$(124,727,069)		$(140,566,211)	$(146,663,917)	$(150,104,315)	$(152,196,449)
Net assets	$30,789,275		$15,017,232	$8,991,473	$5,673,002	$9,722,511
Shares on issue	24,709,097	(1)	24,709,097	24,709,097	24,709,097	55,285,315	(2)

(1) Share Buyback in April 2009

(2) Refer to note 15b

Currencies and Exchange Rates

The Company publishes its consolidated financial statements in Australian dollars.  In this Annual Report, references to dollars, “$” or “A$” are to Australian dollars currency and references to “U.S. dollars” or “US$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain Australian dollars into or from U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollars amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of Australian dollars into or from U.S. dollars have been made at $1.00 to US$0.9146, the Buying Rate on June 30, 2013.

The following table sets forth, for the periods and dates indicated, certain information concerning the Buying Rate for Australian dollars expressed in U.S. dollars per $1.00. The period average data set forth below is the average of the Buying Rate on the last day of each full month during the period. On October 16, 2013 the Buying Rate was $1.00 to US$0.95233.

2013 Month End	High	Low
June 30, 2013	0.96890	0.91460
July 31, 2013	0.92148	0.90450
August 31, 2013	0.89588	0.88396
September 30, 2013	0.93216	0.93167

Year end June 30,	Average
2008	0.89599
2009	0.74803
2010	0.88219
2011	0.98940
2012	1.03270
2013	1.02730

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

Until the July 2008 termination of the Phase 3 PATHWAY trial of PI-88 in liver cancer, we were embarking on the global registration of PI-88. Since the termination of this trial, we signed a License and Collaboration Agreement with a Taiwanese company Medigen Biotechnology Corporation (“MBC”) for the worldwide rights of PI-88.

MBC is currently conducting a randomized, placebo-controlled multinational Phase III clinical trial called (“PATRON”) designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of hepatocellular carcinoma. The trial will enroll approximately 500 subjects globally with the majority of patients to be enrolled from Asia. Disease free survival is employed as the primary endpoint for efficacy assessment. Other endpoints such as time to recurrence, tumor recurrence rate and overall survival will be measured as secondary endpoints. The PATRON trial has clinical sites open in China, Taiwan and South Korea. MBC is expecting to complete its enrollment of 500 patients for the PATRON trial by the end of 2013.

MBC has received notification from the Taiwan Food and Drug Administration (“TFDA”) stating that PI-88 has successfully qualified under the Cross Strait Pharmaceuticals R&D Scheme. The Cross Strait Pharmaceuticals R&D Scheme is a joint initiative between the TFDA and the Chinese State Food and Drug Administration, whereby Taiwan and China simultaneously examine Investigative New Drug Applications and New Drug Applications and mutually recognize data from clinical trials conducted in either country. The scheme both reduces repetition of clinical trials and advances PI-88’s potential use in the Chinese market. Progen is entitled to milestone payments based upon the achievement of various stages of clinical development and royalties on sales following marketing approval. MBC has advised that it is expecting to obtain approval from the Taiwan Food and Drug Administration (TDFA) pursuant to the Cross-Strait Pharmaceuticals Research &Development Scheme for PI-88 to be marketed in Taiwan and China by the end of 2014 at the earliest.

We have completed the Phase 2 clinical trial to determine the safety and efficacy of PI-88 combined with the chemotherapy dacarbazine as first-line therapy in subjects with unresectable metastatic melanoma which commenced in 2005 in the United States and Australia,.  The data showed that for the primary end-point of non-progression after 18 weeks of treatment, PI-88 did not provide additional benefit to patients with advanced melanoma when used in combination with dacarzabine, as this combination was not more efficacious than dacarzabine alone or for the secondary end-points of time to progression, progression free survival response rate and duration of response. Further clinical trials in this indication will not be pursued by Progen as we have granted a worldwide license to MBC for oncology indications for PI-88.

During 2010, the board of directors made the decision to divest the assets acquired in the CellGate transaction in February 2008 to enable the Company to focus on its core strengths — dual mechanism anti-angiogenesis compounds.  The CellGate assets which include PG11047, PG11144 and the epigenetics assets, were rolled into a U.S. entity called Epi Pharmaceuticals Inc, in which Progen retained a significant stake.  In 2012, the directors and shareholders decided to dissolve Epi Pharmaceuticals Inc after not being able to find a counterparty to provide ongoing funding to support and develop the assets. A Certificate of Dissolution was filed with the Delaware Division of Corporations on 30 October 2012.

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

In December 2011, Progen announced that it would commence licensing discussions with potential partners to continue the preclinical and clinical development of PG545.

In December 2012, Progen announced that it had signed a confidential binding Term Sheet for a license with MBC. The license relates to the development and commercialization of PG545 for the prevention and treatment of hepatocellular carcinoma (“HCC”) and non-oncology indications globally. Progen retains the rights for all other oncology indications for PG545.

In March 2013, Progen announced that they had executed the License Agreement with MBC pursuant to the binding Term Sheet. The specific terms of the License Agreement are in line with industry standards but are subject to commercial confidentiality. Progen received AUD$400,000, net of withholding tax, as an upfront payment pursuant to the License Agreement upon execution of the binding Term Sheet. Progen will receive further milestone payments from MBC as PG545 is developed for HCC and non-oncology indications and royalty payments from sales

Progen conducted further preclinical tests with the view of using an intravenous route (IV) of administration for PG545 moving forward and in August 2013 successfully completed a definitive four-week preclinical toxicology study using IV administration of PG545 to support a new clinical trial being planned to commence in late 2013. The study was conducted in accordance with OECD Good Laboratory Practice (GLP) toxicology and the Company now intends to test the safety and tolerability of PG545 by IV administration in advanced cancer patients.

The Company continues to foster potential partnerships and business relationships with large pharmaceutical and biotechnology companies for the licensing of PG545 in the field of oncology (excluding HCC) once it reaches the value inflection point of proof of concept.

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

If we are unable to independently commercialize or establish and manage strategic collaborations to develop PI-88, PG545 or any of our other product candidates, we may have to reduce or delay product development and/or increase our expenditures

Our strategy for developing and commercializing our product candidates includes entering into various relationships with pharmaceutical or biotechnology companies to provide us with funding and/or to perform research, clinical development, regulatory clearance, commercial scale manufacturing, sales, marketing or distribution activities relating to PI-88, PG545 or some or all of our current or future product candidates. To date, we have secured a license with a Taiwanese company who is managing the development of PI-88 in oncology indications and PG545 for hepatocellular carcinoma and non-oncology indications. Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. If we are unable to establish collaborative arrangements, we may have to reduce or delay further development of or our product candidates and/or increase our expenditures and undertake the development and commercialization activities at our own expense. If we elect to fund our research and development programs on our own, we will need to obtain additional financing which may not be available on acceptable terms, or at all.

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

We are operating with reduced Management oversight which could adversely affect our business and operations

Following Board and Senior Management changes in 2012 and 2013, the Company has a much smaller Senior Management with a part-time Acting Managing Director and is now operating using a virtual business by outsourcing activities such as preclinical and regulatory functions. With less Management oversight our business and financial condition may suffer.

We may require substantial additional financing in the future to sufficiently fund our operations, development efforts and research

We have been unprofitable to date and expect to incur losses over the next several years as we continue our drug discovery and development programs and preclinical testing and as we conduct clinical trials of PG545 and our other product candidates. Although our future capital requirements will depend on many factors, the Company estimates that the current cash and cash equivalents are sufficient to fund its on-going operations for at least 48 months from August 2013. This excludes capital requirements outside of normal operating activities.

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

We have a history of operating losses and may not achieve profitability in the near future

We have incurred net operating losses in each year since we began operations in 1989. As of June 30, 2013, we had an accumulated deficit of $152,196,449 primarily attributable to our research and development activities. We expect to incur additional operating losses and to increase our cumulative losses substantially as we expand our research and development and preclinical activities.  In addition, further losses are expected to be incurred in the continuation of our drug development programs.

Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel and cultivate key academic and scientific collaborations

We are a company with 28 employees as of October 22, 2013. Our success is highly dependent on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.

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

•                                          Protect our trade secrets and know-how; and

•                                          Retain our valuable scientific staff who are experts on the subject matter.

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

U.S. shareholders may not be able to enforce civil liabilities against us

All of our directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to affect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Australia in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States.

U.S. holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes

Based on our audited financial statements and relevant market and shareholder data, we believe we will be classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes for our June 30, 2013 taxable year. There is also a risk that we will be classified as a PFIC for U.S. federal income tax purposes in future years.  Our status as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares and warrants and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produce, or are held for the production of passive income. For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business. Because we receive interest and may recognize gains from the sale of appreciated stock, there is a risk that we will be considered a PFIC under the income test described above. In addition, because of our cash position, there is a risk that we will be considered a PFIC under the asset test described above. While we believe that the PFIC rules were not intended to apply to companies such as us that focus on research, development and commercialization of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future. If we were classified as a PFIC, U.S. holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and you are urged to consult your own tax advisors regarding the possible application of the PFIC rules to you in your particular circumstances.

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

Under this structure, a combination of equity and debt instruments, royalties and milestone payments were issued to various parties that were entitled to consideration pertaining to the development of the CellGate Assets.  In return, Progen extinguished its obligations under the contracts with these parties, reducing the economics owed to these parties to make the assets investable, whilst itself retaining a significant interest in this new entity.

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

EPI entered into new amended and restated license agreements with Johns Hopkins University/Wayne State University and Wisconsin Alumni Research Foundation (WARF) to secure the epigenetic and cell proliferation assets, including PG11047, PG11144 and other epigenetics program compounds.

In January 2012, the Company issued EPI Convertible Promissory Notes (“Note”) for the principal sum of AU$280,000.00, at an interest rate of 7% per annum. The maturity date of the Note and all accrued interest thereon shall be due and payable on the earlier of (i) the date of the Company’s (or its sublicensee’s) first receipt of approval from the U.S. Food and Drug Administration, of a New Drug Application, or from the European Medicines Agency, of a Marketing Authorisation Application, for any Product (as defined in that certain Amended and Restated Standard Exclusive License Agreement between the Company and WARF, dated May 10, 2011, (ii) the effective date of any Distribution or (iii) May 10, 2021.

If at the Maturity Date this Note has not been converted or repaid, then at Progen’s election, the outstanding principal amount of the Note and all unpaid interest thereon shall either be due and payable by EPI in cash or shall automatically convert into shares of the Company’s Series A Preferred Stock at a conversion price of $1.00 per share.

During 2012 EPI fully exhausted the principal sum as loaned under the Note.

In September 2012, the directors and shareholders of EPI decided to dissolve the entity after not being able to find a counterparty to provide ongoing funding to support and develop the assets. Following this decision, Progen does not expect to be repaid the sum loaned under the Note. A Certificate of Dissolution was filed with the Delaware Division of Corporations on 30 October 2012.

In November 2010, Progen commenced an open-label, single centre Phase I study of the safety and tolerability of PG545 in patients with advanced tumors.  This study treated patients until it was stopped in September following unforeseen injection site reactions in patients.  Progen conducted further preclinical tests with the view of using an intravenous (IV) route of administration for PG545 moving forward and in August 2013 successfully completed a definitive four-week preclinical toxicology study using IV administration of PG545 to support a new clinical trial being planned to commence in late 2013. The study was conducted in accordance with OECD Good Laboratory Practice (GLP) toxicology and the Company now intends to test the safety and tolerability of PG545 by IV administration in advanced cancer patients.

In August 2011, the Company completed a major restructure of its Board and senior management.  As a result, the Board was reduced to three, CEO Sue MacLeman departed the Company and General Manager of Finance and Company Secretary Paul Dixon reverted to a consultancy arrangement with the Company.  Further, the company relocated its executive offices to 2806 Ipswich Road, Darra QLD which was the existing premises of its manufacturing subsidiary, PharmaSynth.

In August 2012 the Company appointed an additional Company Secretary Blair Lucas. In October 2012 Paul Dixon resigned as Company Secretary and Blair Lucas replaced him. Paul Dixon also resigned as General Manager Finance and was replaced by Lee Horobin on a consultancy basis.

In May 2013, the Company successfully raised a material amount of capital totaling $6.42 million before costs from an underwritten non-renounceable rights issue and a private share placement putting the Company in a strong position to move forward with its drug development activities and facilitating the growth of wholly owned subsidiary biopharmaceutical manufacturer PharmaSynth Pty Ltd.

In July 2013, Dr. Woei-Jia Jiang resigned as non-executive director. Following this, Mr. Heng Tang was appointed as the Acting Managing Director and Mr. Indrajit Solomon Arulampalam was appointed as a non-executive director during July 2013. In August 2013, the Company appointed Dr. Keith Dredge as Director of Drug Development.

We have incurred significant losses since our inception and as of June 30, 2013, our accumulated losses were $152,196,449. We expect to incur additional operating losses for the year ending June 30, 2013 on the development of our clinical product candidate PG545 as well as other potential product candidates.

To date, we have funded our operations primarily through sales of equity securities.

The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: PGL) and on the OTCQB market (OTCQB: PGLA).

Corporate Information

Progen Pharmaceuticals Limited is incorporated under the laws of the Commonwealth of Australia and domiciled in the State of Queensland. Our principal executive offices are located at 2806 Ipswich Road, Darra Queensland 4076, Australia. Our telephone number is + 61 7 3273 9133.

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

Progen’s primary focus is on dual mechanism anti-angiogenesis and anti-metastatic oncology products, which control tumor size and spread.

Angiogenesis

Progen’s angiogenesis products have been developed to target a number of proteins, including VEGF and FGF-2, which bind to a complex sugar called heparan sulfate. PI-88 was formerly our lead product candidate from this technology platform. PI-88 is currently licensed to a Taiwan-based company for all oncology indications seeking global registration. The PG500 program capitalizes upon Progen’s longstanding expertise in the area of heparan sulfate mimetics. This program is aimed toward providing a product for clinical development with significant enhancements to the first generation products (e.g. PI-88) in efficacy, manufacturability and pharmacokinetic properties. Our lead candidate, PG545, will be entering a Phase 1 clinical trial in late 2013 to test the safety and tolerability by IV administration in advanced cancer patients.  PG545 had completed toxicology studies, gained ethics approval in Australia and was treating patients in a Phase I clinical trial using a subcutaneous route of administration.  The trial was stopped due to unforeseen injection site reactions in humans. Non-

oncology and hepatocellular carcinoma indications for PG545 are also licensed to Medigen Biotechnology Corp., a company based in Taiwan to whom PI-88 is licensed.

Products

The following table lists the Company’s products currently under development:

Product	Principal Uses	Status	Next Significant Milestone
Muparfostat (PI-88)	Cancer	Phase 3 Clinical Development (undertaken by Medigen)	• Completion of Phase 3 Liver Cancer Trial by Medigen
PG545	Cancer	Phase 1 Clinical Development	• Completion of new Phase 1 clinical trial using IV administration • Data analysis of new Phase 1 clinical trial
PG545	Non-oncology and hepatocellular carcinoma	Licensed to Medigen	• Pre-clinical testing
Heparanase Discovery Program	Cancer	Discovery	• Currently on hold due to resource constraints

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

Phase 2 clinical trial of PI-88

Our metastatic melanoma trial recruited patients that have not previously received chemotherapy (i.e. first line patients). In this indication, the efficacy of PI-88 in combination with DTIC (dacarbazine) was investigated. DTIC is a chemotherapy drug used as standard first-line treatment for patients with newly diagnosed metastatic melanoma and the goal of the study was to determine whether PI-88 can increase efficacy in combination with DTIC. The approved anti-angiogenic drug, Avastin® (bevacizumab), has been shown to enhance efficacy in combination with chemotherapy in patients with various solid tumors, including bowel cancer, lung cancer and breast cancer. The PI-88 Phase 2 trial in combination with DTIC was conducted across seven sites in Australia and at three sites in U.S.   The data showed that for the primary end-point of non-progression after 18 weeks of treatment, PI-88 did not provide additional benefit to patients with advanced melanoma when used in combination with decarzabine, as this combination was not more efficacious than dacarzabine alone or for the secondary end-points of time to progression, progression free survival response rate and duration of response.

Commercialization Strategy for PI-88

Worldwide oncology rights to PI-88 have been licensed to Medigen Biotechnology Corp, who will further develop and commercialize the compound and thus  Progen will not undertake any further development in melanoma at this stage.

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

Phase I clinical trial of PG545

In late 2010 the Company opened the study entitled “an open-label, single centre Phase I study of the safety and tolerability of PG545 in patients with advanced tumors”.  During the study, patients experienced injection site reactions following sub-cutaneous injection with PG545.  In September 2011, the Company decided not to continue with dose escalation and to close the study.  Progen reviewed the route of administration and conducted preclinical studies to investigate intravenous injection as an alternative route of administration. In August 2013 the Company successfully completed a definitive four-week preclinical toxicology study using IV administration. PG545 will be entering a Phase 1 clinical trial in late 2013 to test the safety and tolerability by IV administration in advanced cancer patients.

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

The closed patient clinical trial in PG545 was being conducted under a CTN application with the TGA.

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

The most material of these patents and patent applications being:

1.              PI-88 — Composition of matter and method of use patent families have been granted in countries including the U.S., Canada, Australia, Korea, Taiwan, Japan, Europe, China, South Africa and New Zealand. The PI-88 composition of matter patent expires in 2016.

2.              PG545 — composition of matter compounds and method of use patents have been granted in Australia, Singapore, Russia, and South Africa, while patents are pending in various other key jurisdictions.  The PG545 composition of matter patents and applications expire in 2028.

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

Licenses

PI-88. We have an exclusive worldwide license from the Australian National University in Canberra, Australia, to five families of patents and patent applications relating to PI-88, our sulfated oligosaccharide heparanase inhibitor. Our license rights terminate in 2026. Our license with the Australian National University requires us to pay the University a portion of PI-88 related payments that we receive including royalties on sales of PI-88 as well as on any fees we receive from sublicensing this technology. In addition we are the assignee to a sixth patent application.

PI-88 (muparfostat) was out-licensed to Medigen Biotechnology Corp. on June 30, 2010. Under the agreement, Progen’s subsidiary, PharmaSynth, is to provide the technical and manufacturing support to Taiwan-based Medigen Biotechnology Corp. to develop and commercialize muparfostat elsewhere in the world.  We are entitled to various milestone payments linked to progression in the development of muparfostat, as well as a royalty on product sales upon commercialization. To date, Progen has received two milestone payments, being related to the regulatory approval for the commencement of the Phase 3 clinical trial and one for the commencement of recruitment.

PG545. Hepatoceullar carcinoma and non-oncology indications for PG545 was out-licensed to Medigen Biotechnology Corp. on 1 March 2013. Under the agreement Medigen will develop and commercialise these indications for PG545 globally. The specific terms of the License Agreement are in line with industry standards but are subject to commercial confidentiality. Progen received AUD$400,000.00 as an upfront payment pursuant to the License Agreement upon execution of the binding Term Sheet. Progen will receive further milestone payments from Medigen as PG545 is developed for HCC and non-oncology indications and royalty payments from sales.

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

Contract Manufacturing

The clients of our contract manufacturing business, PharmaSynth, are mostly from Australia with a limited number also from Asia and overseas. Our ability to compete with our competitors will depend on our marketing efforts, our ability to remain cost competitive, recruit and retain qualified personnel and maintain adequate levels of compliance with regulatory bodies.

Item 4.C.                                             Organizational Structure

Progen Pharmaceuticals Limited acts as an operating holding company of a group consisting of its directly held subsidiaries. Progen Pharmaceuticals Limited has the following subsidiaries:

	% Held	Country of Incorporation
PharmaSynth Pty Ltd	100	Australia
Progen Pharmaceuticals, Inc.	100	U.S.A. (Delaware)

The Company has a 43% interest in Epi Pharmaceuticals Inc., (EPI) a company incorporated in Delaware which was incorporated to hold the CellGate and other divested assets. EPI has not had any transactions in the period and the investment is carried at a $nil carrying value.  EPI is in the process of being dissolved by its directors and shareholders.

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

This facility is used to manufacture a range of biological products, including the PI-88 active pharmaceutical ingredient for clinical trials and preparation of PG545 for preclinical and clinical trials. It is equipped for the genetic manipulation of micro-organisms, cell culture, small and large-scale fermentation of micro-organisms, purification and downstream processing, freeze-drying, and sterile packing and filling.

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

The lease agreement for Progen Pharmaceuticals Ltd and PharmaSynth Pty Ltd’s manufacturing facility and offices with Difran Pty Ltd is for three years commencing August 2011 with the option to renew for a further three year term. We pay a current rental of $143,535 per annum.

ITEM 4E.                                       UNRESOLVED STAFF COMMENTS

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

Overview

We have incurred significant losses since our inception and as of June 30, 2013, our accumulated losses were $152,196,449. We devote a substantial portion of our financial resources to fund the development of our cancer product candidates and our drug discovery research efforts. Whether we incur operating losses for the financial year ending June 30, 2014 and beyond, and if so the extent of those losses, depends on research and development efforts, licensing arrangements, success of our cancer product candidates and potential merger and acquisition activity.

Our operations have historically been financed by the issuance of capital stock because it is generally difficult to fund pharmaceutical research via borrowings due to the lack of revenues to service debt and the significant inherent uncertainty as to results of this research and the timing of those results.

Key Accounting Policies

The following discussion and analysis of our operating and financial review and prospects are based upon our financial statements, which have been prepared in accordance with International Financial Reporting Standards as issued by IASB. These accounting principles require us to make certain estimates and assumptions that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Based on the nature of our operations, our accounting policies do not require difficult, subjective or highly complex judgments and therefore our reported amounts are not subject to material variation based on changes in assumptions. Our significant accounting policies are more comprehensively described in Note 2 to the financial statements.

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

Held to maturity investments

Held to maturity investments in the statement of financial position include term deposits with an original maturity between 3 and 12 months.

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

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

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

(i)                                    Equity settled transactions

The Company provides benefits to employees (including senior executives) and consultants of the Company in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in Note 12 to the financial statements. The fair value of shares is determined by the market value of the Company’s shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company (market conditions) if applicable.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognized for equity-settled transactions at each reporting date until vesting date reflects

(i) the extent to which the vesting period has expired; and

(ii) the Company’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The statement of comprehensive income charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Item 5.A.                                             Operating Results

Years ended June 30, 2013, 2012 and 2011

The functional currency for the Company’s operations is the Australian dollar.

The consolidated operating result for the year ended June 30, 2013 was a loss of $2,092,134, being a decrease of 39.2% over the 2012 loss of $3,440,398. The overall operating result for the year ended June 30, 2011 was a loss of $6,097,706.

The decrease in the loss for 2013 of $1,348,264 is mainly attributed to the decrease in research and development expenditure of $515,572 resulting from significant reduction in clinical trial costs. In 2012, costs relating to the completion of the PG11047 Phase 11a monotherapy study and winding down costs were incurred. Further in 2012, royalty payments relating to PI88 license from Australian National University and overseas tax costs related to the milestone payment from the licensed PI-88 with Medigen were incurred realising a savings in administrative and corporate expenses of $73,007.

Revenue from Operations

Our consolidated revenue from continuing operations for fiscal 2011, 2012 and 2013 is as follows (in AUD):

	Years Ended June 30,
	2011	2012	2013
Revenue from manufacturing services	$2,584,456	$2,008,145	$2,816,281
License fee revenue	474,744	510,360	500,000
Interest income	551,496	316,385	193,822
Total revenue from continuing operations	$3,610,695	$2,834,890	$3,510,103

For the fiscal year ended June 30, 2013, revenues from manufacturing services division increased 40.2% to $2,816,281 due to additional manufacturing contracts obtained from a new and returning customers.

For the fiscal year ended June 30, 2012, revenues from manufacturing services division decreased 22.3% to $2,008,145 due to the delivery of fewer manufacturing contracts.

Interest income fell by 38.7% to $193,822 (2012: $316,385) during fiscal year 2013 primarily due to reduced funds on deposit due to the operating cash outflows throughout the year until additional funds were obtained from the capital raising in May 2013.

License fee revenue of $500,000 was realised in 2013 (2012: $510,360) arising from upfront fees of the license agreement with the Company’s licensee, Medigen Biotechnology Corporation for the development and commercialisation of PG545.

Research and Development Expenses

Our consolidated research and development expenses for compounds under development and discovery programs are as follows (in AUD):

	Years Ended June 30,
	2011	2012	2013
PI-88	$215,187	$76,381	$40,625
PG11047	$555,087	$62,847	—
PG500 Series and Heparanase discovery	$1,524,224	$291,934	$380,171
Epigenetics discovery program	$363,730	—	—
General research and development expenses	$224,719	$1,024,571	$519,365
Total research and development expenses	$2,882,947	$1,455,733	$940,161

In fiscal year 2013 expenditure on our Research and Development segment initiatives decreased year on year by 35.4% to $940,161, primarily due to significant reduction in clinical trial costs. In 2012, costs relating to the completion of the PG11047 Phase1a monotherapy study and winding down costs were incurred.

In fiscal year 2013, we expended $40,625 on the PI-88 Phase 2 Melanoma trial (2012: $76,381; 2011: $215,187) which has completed treatment and the clinical study results announced; expended $899,536 (2012: $1,316,505; 2011: $1,748,943) on PG545, research and drug development activities.  Expenditure of nil (2012: $62,847; 2011: $555,087) was booked against the completed PG11047 phase 1b combination study in the U.S.

We will commence a phase 1 clinical trial for our lead drug candidate, PG545 by IV administration in late 2013. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our drugs progress successfully through initial human testing, they may fail in later stages of development. Regulatory agencies, including the FDA and TGA, regulate many aspects of a product candidate’s life cycle, including research and development and pre-clinical and clinical testing. We or the regulatory authorities may suspend clinical trials at any time on the basis that the participants are being exposed to unacceptable health risks. Completion of clinical trials depends on, among other things, the number of patients available for enrollment in a particular trial, which is a function of many factors, including the availability and proximity of patients with the relevant condition. We rely on third parties to conduct clinical trials, which may result in delays and failure to complete trials if the third parties fail to perform or meet applicable standards. Our drug discovery efforts are still in the research phase and have not yet commenced pre-clinical development, which means they have not yet been tested on humans. We will need to commit significant time and resources to develop these product candidates.

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

Administrative and Corporate Expenses

Administrative and corporate expenses in fiscal year 2013 were $63,648 below fiscal 2012, primarily due to savings from reduced management consultancy fees and group insurances. Further in 2012, cost of options that vested immediately from the termination of CEO position were incurred in addition to the retirement cost paid to a resigned non-executive director.

Administrative and corporate expenses in fiscal year 2012 were $2,359,262 below fiscal 2011, primarily due to savings of $1,360,347 from the termination of the CEO position and office relocation as a result of restructuring. Further, there were savings of $495,000 in management consulting and legal fees due to the consultancy fee provision relating to the divestment of the CellGate assets which was recovered in 2012. The savings was further expanded due to the reduced foreign exchange losses of $109,511 due to reduced U.S. deposits and stronger Australian Dollar against the U.S. Dollar.

Rentals on operating leases increased 52.4% to $90,584 due to CPI increase per the tenancy agreement. In 2012, savings from the office move was realized resulting from lease termination payment of six months against the double rent provision booked in 2011.

Rentals on operating leases significantly decreased $517,523 or 870% in fiscal 2012 over fiscal 2011 to $59,453. This is due to the savings realized from the office move in September 2011 from Toowong corporate offices to the manufacturing facility at Darra offices including savings from reduced electricity charges.

Rental costs on the Darra manufacturing facility attributable to Progen Pharmaceuticals Limited are included in Administrative and corporate expenses, whilst rental costs attributable to PharmaSynth are included in Manufacturing facility expenses.

Manufacturing Facility Expenses

In the fiscal year 2013, manufacturing facility expenses increased by 31.5% to $3,512,886 over fiscal 2012.

Other Income

Other income increased 141.5% to $135,709 in fiscal 2013 compared with $56,195 in fiscal 2012 and $55,752 in fiscal 2011. The increase is largely due to increased consultancy fees and the receipt of insurance claim from the insurer caused by and arising from company’s storm damaged assets during the last quarter of 2012. The components of Other Income as shown in our statement of comprehensive income included elsewhere in this Annual Report are (in AUD).

	Years Ended June 30,
	2011	2012	2013
Other income	$55,752	$56,195	135,709
Total other income	$55,752	$56,195	135,709

Income Taxes

Research and development refund benefits of $723,728 (2012: $nil) was received during the financial year as a result of the new Research and Development Tax Incentive Scheme that replaced the Research and Development Tax Concession from July 2011 to provide targeted research and development tax offsets designed to encourage more companies to engage in research and development.

Due to the Company’s loss position, no income tax expense has been recognized in any period.  The Company has tax losses in Australia of $151,322,342 in fiscal 2013 (2012: $150,010,418, 2011: $147,554,000) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. The Company has U.S. federal and state net operating loss carry-forwards of US$8,296,000 and US$63,000, which have a carry forward period between 2028 — 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

Impairment Loss

There were no impairment losses recognized in fiscal 2013. During fiscal 2012, the Company recognized an impairment loss of $1,494 relating to the computer and office equipment write-off following the closure of US office.

Item 5.B.                                             Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have financed our operations primarily through public and private sales of equity securities totaling approximately $197.7 million in net proceeds. The Company ended the 2013 fiscal year with cash and cash equivalents and held to maturity investments totaling $8,562,774 compared with $5,023,130 at the end of fiscal 2012. Cash and cash equivalents and held to maturity investments at June 30, 2013 were represented by a mix of highly liquid interest bearing investments with maturities ranging from 30 to 180 days and deposits on call. These investments do not constitute any material financial market risk exposure. We believe that these investments do not constitute any material market risk exposure. The majority of cash and cash equivalents and held to maturity investments held at June 30, 2013 were in Australian dollars with the Company maintaining a small balance of U.S. dollars to service its U.S. operating subsidiary, Progen Pharmaceuticals, Inc.

Cash Flows from Operating Activities

Cash of $2,560,376 was disbursed during the year to fund consolidated net operating activities, compared to $5,346,306 in 2012.  The savings of $2,785,930 is attributed to the new Research and Development Tax Incentive, increased collections from trade customers and decreased research and development expenses.

Cash Flows from Investing Activities

Cash outflows from investing activities in 2012 included $3,926,312 for the placement of short-term investments (2012: inflows of $926,312; 2011: inflows of $ 7,135,288); and $49,318 on the purchase of plant and equipment (2012: $77,147; 2011: $63,298).

Cash Flows from Financing Activities

Cash inflows from financing activities in 2013 included $5,188,910 being raised through the issuance of ordinary shares from a non-renounceable rights issue of 1:1 and $1,232,095 being raised through a private placement of the Company’s shares.

Funding Requirements

Currently there are no significant commitments for capital expenditures. However, the group expects to incur substantial future expenditure in light of its clinical oncology programs.  At present, Progen is undertaking to continue the preclinical studies and clinical development of PG545 and continued development of PI-88. Funds raised during the year will also be used for capital works on the manufacturing facility of wholly owned subsidiary PharmaSynth Pty Ltd to increase production capacity as well as broaden the scope of services that the company can offer to new and existing clients.

Future cash requirements will depend on a number of factors, including the scope and results of preclinical studies and clinical trials, continued progress of research and development programs, the company’s out-licensing activities, the ability to generate positive cash flow from contract manufacturing services, the ability to generate revenues from the commercialisation of drug development efforts and the availability of other funding.

The Company estimates that the current cash and cash equivalents are sufficient to fund its on-going operations for approximately 48 months from the date of this report. This excludes capital requirements outside of normal operating activities.

Item 5.C.                                             Research and Development, Patents and Licenses, etc.

Refer to Research and Development Expenses under Item 5.A.

Item 5.D.                                             Trend Information

At June 30, 2013, the Company had $8,562,774 in cash and cash equivalents and held to maturity investments.  As the Company has divested the CellGate assets (including PG11047, PG11144 and Epigenetics assets) into Epi Pharmaceuticals Inc and has finished treating patients in the PG11047 Phase 1b and PI-88 Phase 2 Melanoma trials, a significant reduction in clinical trial costs will be realized.

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

Item 5.F.                                              Tabular Disclosure of Aggregate Contractual Obligations

As of June 30, 2013, we had known contractual obligations and commitments of 1,144,828. Of this amount, $256,105 relates to the payment of our insurance premium, $43,000 relates to research and clinical trial obligation, $155,496 relates to our current operating lease obligations including the lease of our premises, and other commitments of $690,227 which relates to payment obligations under various consulting and advisory agreements.

The following table sets forth our aggregate contractual obligations for the three years following June 30, 2013 (in AUD):

	Payments Due by Period
Contractual obligations	Total	< 1 year	1-3 years
Operating leases	$155,496	$143,535	$11,961
Research & clinical trial obligation	43,000	43,000	—
Insurance premium funding	256,105	256,105	—
Other commitments	690,227	690,227	—
Total	$1,144,828	$1,132,867	$11,961

We do not have any contractual obligations that extend beyond the next three years.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.                                             Directors and Senior Management

The following table sets forth certain information as of October 22, 2013 about our directors and executive officers:

Name	Position

Mr. Stuart James	Non-Executive Chairman
Mr. Heng Hsin Tang	Non-Executive Director until 12 July 2013 then Executive Director (Acting Managing Director)
Dr. Woei Jia-Jiang	Non-Executive Director (resigned 12 July 2013)
Mr. Indrajit Arulampalam	Non-Executive Director (appointed 12 July 2013)
Mr Blair Lucas	Company Secretary
Mr Lee Horobin	General Manager Finance
Mr Les Tillack	Chief Executive Officer - PharmaSynth Pty Ltd
Ms Fleur Lankesheer	Director of Legal & Business Development
Dr. Keith Dredge	Director of Drug Development (commenced 19 August 2013)

Directors and officers in office at the date of this report

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

Mr Indrajit Solomon Arulampalam is the current Chairman of Euro Petroleum Limited (Australian public company ), a Melbourne based businessman  with over 20 years of extensive experience in  corporate restructuring, capital raising,  listing and running of public companies  on the ASX. Having started his career in Accounting, he spent more than 8 years with Westpac Banking Corporation in several key operational and strategic Banking roles before joining boards of public companies.

In 2004 Mr Arulampalam was head hunted by Newsnet Ltd as its CEO to assist in the restructuring of the company, and to position it for an IPO. Since this appointment he was responsible for guiding the company through a successful restructure and positioned Newsnet as a leading innovator in the messaging/telco space to be recognised by the 2006 Australian Financial Review MIS Magazine as one of the “Top 25 global rising stars”.

In May 2010, Mr Arulampalam co-founded ASX listed potash mining and exploration company Fortis Mining Ltd (ASX: FMJ). As the Executive Chairman, he was instrumental in the company’s acquisition of world class potash assets in Kazakhstan, a monumental deal which ultimately led to the company being awarded “IPO of the Year 2011”.  Mr Arulampalam was also previously  the Chairman of ASX listed companies  Great Western Exploration Ltd (ASX: GTE) and Medicvision Limited ( ASX : MVH )

Mr Blair Lucas has served as Company Secretary and in-house counsel for a number of private and public companies in both Australia and China. He has in-depth knowledge of the Australian corporate regulatory environment and significant practical experience in China, including various capital raisings, cross-border transactions and corporate and commercial law. Blair holds an LLb (Hons), a BA in Chinese and is a member of Chartered Secretaries Australia.

Mr Lee Horobin Lee has been a financial professional since 1993 and throughout the last 10 years has worked at a Senior Finance Executive and Financial Controller level. Lee has vast experience in all forms and sizes of organisations, from small family owned business, SMEs, public service, and global management consultancy and listed corporates across a wide variety of industries, Lee has a Bachelor of Business (Accounting) (Hons) from Monash University and a Master of Business Administration (MBA) (Marketing) from Deakin University and is a Certified Practicing Accountant (CPA).

Mr Les Tillack worked for Progen Pharmaceuticals for 11 years prior to becoming Chief Executive Officer of PharmaSynth in 2008. Les has worked with and overseen the drug PI-88’s progression from preclinical to phase 3 manufacture. He has also been responsible for the tech transfer and manufacture of many client products for both clinical applications and marketed products. Les holds a Bachelor of Science in microbiology and a Bachelor of Engineering in Chemical Engineering. Prior to joining Progen, Les spent 11 years working in clinical pathology for Drs Sullivan and Nicolaides Pathologists and has worked on various research projects for both the Department of Primary Industries and the University of Queensland.

Ms Fleur Lankesheer joined Progen as the Director of Legal & Business Development in mid-2010.  Fleur was previously a Commercialisation Manager and In-house Intellectual Property Manager with Otago Innovation Ltd.  Otago Innovation is the commercialisation office for the University Of Otago in Dunedin, New Zealand.  She was also the Business Development Manager for a subsidiary start-up company, Immune Solutions Ltd. Fleur has principally been involved in new chemical and biological entities, biomarkers, diagnostics and medical devices. Fleur has a Bachelor of Science (Biochemistry/Genetics) and a Bachelor of Laws from the University of Otago, and has nine years’ post admission legal experience.

Dr Keith Dredge is a UK and European Registered Toxicologist with over 15 years of expertise in drug discovery and development. Keith was previously Director of Preclinical Drug Development at Progen before joining TetraQ, a contract research organisation based at The University of Queensland in mid-2012 as Test Facility Management. Prior to 2006, Keith held academic positions at the University of Queensland (working on immunotherapy approaches for autoimmunity and cancer) and at St. George’s University of London, UK (publishing the first articles on Celgene’s Revlimid® and Pomalyst®, now approved anti-cancer drugs). Keith has also published several articles on PG545 in prestigious journals including Molecular Cancer Therapeutics, PLoS One, British Journal of Cancer and Investigational New Drugs. Keith obtained his Ph.D. in Pharmacology in 1999 from the National University of Ireland (Galway). In 1994, he graduated from the Athlone Institute of Technology (Ireland) with a B.Sc. (Hons) in Toxicology.

Director who was in office during the year, but not at October 22, 2013 is:

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

Item 6.B.                                             Compensation

The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2013:

Table 1: Non-executive directors’ remuneration for the year ended June 30, 2013.

		Short term			Post employment		Share- based payment
Directors		Salary and fees $	Cash bonus $	Non monetary benefits $	Super- annuation $	Termination payment $	Options $	Total $
Stuart James	2013	225,469	—	—	4,767	—	—	230,236
	2012	200,246	—	—	18,022	—	—	218,268
Thomas James Burt(1)	2013	—	—	—	—	—	—	—
	2012	18,867	—	—	—	69,000	—	87,867
John Chiplin(2)	2013	—	—	—	—	—	—	—
	2012	8,744	—	—	—	—	—	8,744
Julie Cherrington(2)	2013	—	—	—	—	—	—	—
	2012	10,762	—	—	—	—	—	10,762
Heng Tang	2013	75,568	—	—	—	—	—	75,568
	2012	75,543	—	—	—	—	—	75,543
Woei-Jia Jiang(3)	2013	89,285	—	—	8,036	—	—	97,321
	2012	86,396	—	—	7,776	—	—	94,172
Total - Non-executive Directors	2013	390,322	—	—	12,803	—	—	403,125
	2012	400,558	—	—	25,798	69,000	—	495,356

(1) Resigned 30 November 2011

(2) Resigned 22 August 2011

(3) Resigned 12 July 2013

No long term benefits were accrued during the 2012 or 2013 financial year.

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2013.

		Short term				Post- employment		Share- based payment
Other key management personnel		Salary and fees $	Cash bonus $		Non monetary benefits $	Super- annuation $	Termination payment $	Options $	Total $	Options remuneration
Paul Dixon(1)	2013	36,314	—		—	—	—	—	36,314	—
	2012	170,086	—		—	1,296	—	(3,511)	167,871	(2.1)
Darryn Bampton	2013	—	—		—	—	—	—	—	—
	2012	114,552	—		—	10,325	34,629	1,873	161,379	1.2
Susan MacLeman	2013	—	—		—	—	—	—	—	—
	2012	49,863	—		—	11,488	181,481	104,107	346,939	30.0
Fleur Lankesheer	2013	172,698	4,000	(5)	—	17,320	—	—	194,018	—
	2012	170,587	—		—	15,353	—	1,404	187,344	0.7
Leslie Tillack	2013	125,349	14,640	(4)	—	12,599	—	—	152,588	—
	2012	119,380	1,523	(6)	—	10,881	—	—	131,784	—
Blair Lucas(2)	2013	18,406	—		—	—	—	—	18,406	—
	2012	—	—		—	—	—	—	—	—
Lee Horobin(3)	2013	73,626	—		—	—	—	—	73,626	—
	2012	—	—		—	—	—	—	—	—
Total - Other key management personnel	2013	426,393	18,640		—	29,919	—	—	474,952	—
	2012	624,468	1,523		—	49,343	216,110	103,873	995,317	10.5

(1) Resigned 12 October 2012

(2) Appointed 12 October 2012

(3) Commenced 23 August 2012

(4) Incentive bonus granted on 24 October 2012 based on the achievement of certain non-financial objectives. 100% of the bonus vested and was paid in the 2013 financial year. The bonus paid to Leslie Tillack represents 40% of the available bonus.

(5) Discretionary bonus granted and paid on 29 November 2012 in recognition of contribution efforts to the achievement of significant cost savings in the group insurances. The bonus paid to Fleur Lankesheer represents 100% of the available bonus.

Long service leave benefits accrued and vested to Leslie Tillack during the 2013 financial year amounted to $39,530 (2012: $35,351).

Item 6.C.               Board Practices

We currently have three directors. Our constitution provides that at least one-third of our directors (except the managing director) must retire at each annual general meeting of shareholders. As a result, only a portion of our board of directors will be elected each year.

Further, our constitution provides that directors appointed either to fill a casual vacancy or as an addition to the existing directors hold office until the next annual general meeting and are not to be taken into account in determining the directors who are to retire by rotation.

No termination benefits are provided to directors other than statutory superannuation.

Audit Committee.  At October 22, 2013, our audit committee consisted of Mr. Stuart James (Chair), Mr. Heng Tang and Mr. Indrajit Arulampalam, being non-management members of our board of directors. The authority and responsibilities of our audit committee are set forth in its charter and includes:

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

Remuneration Committee.  At 30 June 2013, the responsibilities of our remuneration committee are assumed by the full board. The function of our remuneration committee includes:

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

Service Agreements. Generally, the Company’s policy is to enter into service contracts with executive directors and senior executives on appointment that are unlimited in term but capable of termination on specified notice periods and that the Company has the right to terminate the contract immediately by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.  Lee Horobin, General Manager of Finance and Blair Lucas, Company Secretary are currently retained on a consultancy basis.

The service contract outlines the components of remuneration paid to the executive directors and key management personnel but does not prescribe how remuneration levels are modified year to year.

The current termination notice periods included in the service agreements with key management personnel are detailed below:

F Lankesheer, Director of Business Development and Legal

•             Term of agreement — unlimited, capable of termination on notice of 12 weeks.

•             Base salary, inclusive of superannuation, of $195,797, last reviewed on 1 July 2013

L Tillack, Chief Executive Officer - PharmaSynth

•             Term of agreement — unlimited, capable of termination on notice of 26 weeks.

•             Base salary, inclusive of superannuation, of $141,052, last reviewed on 1 July 2013

•             Short term incentive per annum, of an amount equal to 2% of salary pool and variable bonuses based on the achievement  of certain financial and non-financial operational objectives

B Lucas, Company Secretary

•             Term of consultancy agreement — variable depending on completion of projects

•             Consulting fees paid on an hourly rate

•             No allowance for a termination payment

L Horobin, GM Finance

•             Term of consultancy agreement — variable depending on completion of projects

•             Consulting fees paid on an hourly rate

•             No allowance for a termination payment

H Tang, Acting Managing Director

•             Term of agreement — unlimited, capable of termination on notice of 4 weeks

•             Base salary, inclusive of superannuation, of $215,377, last reviewed on at 21 October 2013

•             Short term incentive per annum, of an amount equal to 30% of the base salary (plus superannuation) based on the achievement of the strategic and operational objectives

Item 6.D.                                             Employees

The number of persons, including executive directors, employed by the Company as of June 30, 2013, 2012 and 2011, broken down by activity is shown below:

	As of June 30,
	2011	2012	2013(1)
Management and administration	6	2	7
Research and development	6	5	2
Manufacturing	12	13	19
Total	24	20	28

(1) This is current as of 30 October 2013

All employees are based at our research and manufacturing facility at Darra, Queensland.

None of our employees are represented by a labor union, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Item 6.E.                                             Share Ownership

The following table sets forth, for each director or senior executive of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of October 16, 2013.

Name	Number of Issued Ordinary Shares	Percentage of Issued Ordinary Shares (1)	Number of Ordinary Shares Issuable Pursuant to Options
Heng Hsin Tang	64,354	0.12%	—
Stuart James	—	—	—
Woei Jia-Jiang(1)	483,800	0.88%
Indrajit Arulampalam	—	—	—
Blair Lucas	—	—	—
Lee Horobin	—	—	—
All directors and executive officers As a group (5 persons)	548,154	1.00%	—

(1) Resigned 12 July 2013

Option Plans

The following director and employee option plans were in existence during the fiscal year ended June 30, 2013. The plans are overseen by the Remuneration Committee which determines the terms under which eligible individuals may participate.  There were no options granted   or exercised during the 2013 financial year.

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

In November 2010, our shareholders approved the directors and employee option incentive plan. All our directors and all employees, whether full time or part time, are eligible to participate in this plan. The minimum exercise price of options granted under this plan shall not be less than the average closing share price as recorded on the Australian Securities Exchange in the five business days preceding the grant of those options. The expiry date of options issued under this plan cannot exceed 10 years from the date of grant.  As of October 22, 2013, there were outstanding options to purchase an aggregate of 120,000 ordinary shares under this plan. This is still ongoing.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.                                             Major Shareholders

The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 5% or more of the Company’s ordinary shares, as of October 31, 2011, October 9, 2012, and October 16, 2013 each being the most recent practicable date before reporting for the last three fiscal years.

	2011		2012		2013
Name	# of Shares	% of issued shares	# of Shares	% of issued shares	# of Shares	% of issued shares
JP Morgan Nominees Australia Limited	—	—	—	—	7,803,774	14.52
TBG Inc.(1)	—	—	—	—	6,700,000	12.47
Medigen Biotechnology Corp (2)	2,096,482	8.48	2,096,482	8.48	4,192,964	7.80
Su Hua Chuang, Fu Ying Wang, Fu Mei Wang, Pai-Mao Lin (3)	2,122,781	8.59	2,122,781	8.59	—	—
CCH Investment Corp & Tzu Liang Huang (4)	1,243,251	5.03	1,243,251	5.03	—	—

(1)   Substantial holder notice lodged 29 May 2013

(2)   Change of substantial holding notice lodged 29 May 2013

(3)   Ceasing to be a substantial shareholder notice lodged 30 May 2013

(4)   Ceasing to be a substantial shareholder notice lodged 5 June 2013

As of October 16, 2013, a total of 1,546,265 ordinary shares (or 2.8% of the total number of our ordinary shares then outstanding) were held by five registered holders with registered addresses in the United States. As the majority of these ordinary shares were held by brokers or other nominees, the number of record or registered holders in the U.S. is not representative of the number of beneficial holders in the U.S. or of the residence of the beneficial holders. There are no different voting rights for major shareholders.

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

Item 7.B.                                             Related Party Transactions

Except as disclosed herein and elsewhere in this Annual Report, there were no material transactions to which we were a party and in which any of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) were involved since July 1, 2013.

None of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) was indebted to us at any time since July 1, 2013.

ITEM 8.                                                FINANCIAL INFORMATION

Item 8.A.                                             Consolidated Statements and Other Financial Information

Our audited financial statements and related notes for our fiscal years ended June 30, 2011, 2012 and 2013 are contained on pages F-1 through F-47 of this Annual Report.

Export Sales

The following table indicates the percent of revenues derived from export:

	For the Years Ended June 30,
	2011	2012	2013
Contract manufacture export revenues	$1,320,343	$232,075	$1,528,948
% of total revenues derived from export	36.5%	8.2%	43.6%

The percentage of contract manufacturing revenues derived from customers outside Australia fluctuates as these contracts are typically ad-hoc in nature.

In fiscal 2013, we derived 23.0% of our total revenues from one Australian-based customer, Pfizer Animal Health. In fiscal 2012 and 2011, we derived 32.0% and 26.0%, respectively, of our total revenues from this same customer.

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

Item 8.B.                                             Significant Changes

Corporate restructure

Paul Dixon resigned in October 2012 as General Manager — Finance/Company Secretary, Blair Lucas was appointed as Company Secretary and Lee Horobin commenced as General Manager of Finance.  Dr. Woei-Jia Jiang resigned in July 2013. Following this, Mr. Heng Tang was appointed as the Acting Managing Director and Mr. Indrajit Solomon Arulampalam was appointed as a non-executive director during July 2013.

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

Price Range of Ordinary Shares

Australian Securities Exchange (ASX)

The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2009	1.34	0.57	37,768,800
Fiscal year 2010	0.85	0.59	2,887,100
Fiscal year 2011	0.47	0.22	2,788,900
Fiscal year 2012	0.29	0.12	1,855,200
Fiscal year 2013	0.30	0.14	2,096,500

Quarterly Data:
Third Quarter 2011	0.29	0.14	308,700
Fourth Quarter 2011	0.17	0.15	249,100

First Quarter 2012	0.27	0.15	707,600
Second Quarter 2012	0.21	0.12	589,800
Third Quarter 2012	0.29	0.14	390,400
Fourth Quarter 2012	0.30	0.23	734,100
First Quarter 2013	0.30	0.18	463,300
Second Quarter 2013	0.26	0.15	508,700
Third Quarter 2013	0.27	0.15	1,147,100

Monthly Data:
June 2013	0.23	0.22	150,400
July2013	0.22	0.15	697,800
August 2013	0.20	0.17	271,400
September 2013	0.27	0.19	177,900

OTCQB Market (formerly listed on Nasdaq Capital Market)

The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the NASDAQ Capital Market (to July 2, 2010) and the OTCQB Market (from July 5, 2010 onwards) during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2009	1.29	0.15	4,372,700
Fiscal year 2010	0.75	0.18	884,400
Fiscal year 2011	0.35	0.20	325,500
Fiscal year 2012	0.26	0.12	165,000
Fiscal year 2013	0.29	0.12	311,200

Quarterly Data:
First Quarter 2010	0.59	0.40	177,200
Second Quarter 2010	0.59	0.18	342,900
Third Quarter 2010	0.34	0.21	93,800
Fourth Quarter 2010	0.35	0.23	122,000
First Quarter 2011	0.35	0.25	73,900
Second Quarter 2011	0.35	0.20	35,800
Third Quarter 2011	0.26	0.20	39,700
Fourth Quarter 2011	0.20	0.12	44,200
First Quarter 2012	0.24	0.12	68,100
Second Quarter 2012	0.22	0.13	13,000
Third Quarter 2012	0.20	0.12	41,300
Fourth Quarter 2012	0.26	0.17	62,800
First Quarter 2013	0.26	0.20	10,000
Second Quarter 2013	0.29	0.17	197,100
Third Quarter 2013	0.22	0.09	1,647,400

Monthly Data:
June 2013	0.20	0.17	95,200
July 2013	0.17	0.09	1,589,500
August 2013	0.15	0.15	15,500
September 2013	0.22	0.15	42,400

On October 16, 2013, the closing sales price of the ordinary shares as reported on the ASX and the OTCQB Market was AU$0.23 and US$0.19, respectively.

ITEM 10.                                         ADDITIONAL INFORMATION

Item 10.A.                                      Share Capital

In May 2013 the Company issued 24,709,097 ordinary shares at $0.21 pursuant to a non-renounceable rights issue of 1:1 and 5,867,121 ordinary shares at $0.21 pursuant to a private placement.

Following the rights issue and placement the Company now has 55,285,315 ordinary shares on issue.

Item 10.B.                                      Memorandum and Articles of Association

Constitution

Our constituent document is a Constitution which is similar in nature to the by-laws of a company incorporated under the laws of the U.S.The Constitution is subject to the terms of the Listing Rules of ASX Limited and the Corporations Act 2001. The Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution of which notice has been given and that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution. A copy of our constitution is contained in our Registration Statement on Form F-3 filed with the SEC on March 22, 2007.

A description of our ordinary shares and warrants, including brief summaries of the rights of our shareholders and warrant holders as conferred by our constitution and Australian law is incorporated by reference to the description of our securities contained in our Registration Statement on Form F-3 filed with the SEC on March 22, 2007 and updated as follows:.

General

As of October 30, 2013, we had 55,285,315 ordinary shares outstanding. No ordinary shares are held by or on behalf of Progen.

Our directors and senior management also hold 120,000 outstanding options to purchase ordinary shares which are exercisable at various dates and for various exercise prices into fully paid ordinary shares.

Dividends

Holders of ordinary shares are entitled to receive such dividends as may be declared by the board of directors. All dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid. As of the date of this 20F, there have been no dividends paid to holders of ordinary shares.

Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be paid to, and held by, the Public Trustee of Queensland. The payment by the board of directors of any unclaimed dividend, interest or other sum payable on or in respect of an ordinary share or a preference share into a separate account shall not constitute us as a trustee in respect thereof.

Item 10.C.                                      Material Contract

License and Collaboration Agreement with Medigen Biotechnology Corp. — PI-88

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

License Agreement with Medigen Biotechnology Corp.- PG545

On 28 December 2012 Progen signed a confidential binding term sheet (“Term Sheet”) for a License with Medigen Biotechnology Corporation (Taipei, Taiwan). On 1 March 2013, Progen announced that the PG545 formal License Agreement had been executed with Medigen Biotechnology Corporation. The License relates to the development and commercialisation of PG545 for the prevention and treatment of Hepatocellular Carcinoma (“HCC”) and Non-Oncology indications globally. Progen retains the remaining oncology rights to PG545.

Progen received an upfront payment pertaining to the License upon the execution of the Term Sheet. The specific terms of the License Agreement are in line with industry standards but are subject to commercial confidentiality. Progen will receive further milestone payments as PG545 is developed for HCC and non-oncology indications and royalty payments from sales.

Underwriting Agreement with Mercer Capital

On 15 March 2013, Progen executed an underwriting agreement with independent corporate advisory firm Mercer Capital Pty Ltd (“the Underwriter”) to underwrite the rights issue at the issue price on and subject to the terms of the agreement.

Under the terms of the underwriting agreement between Progen and Mercer Capital Pty Ltd (“Underwriter”), the underwriter would subscribe for and/or procure third parties to subscribe for the Underwritten Short Fall Shares, as determined on the Underwritten Shortfall Subscription Date (21 May 2013).

In consideration of the underwriting agreement, Progen paid Mercer Capital underwriting fees of $100,000 plus 1,000,000 unlisted options.

The options were issued on 22 May 2013 with an exercise price of $0.30, exercisable from date of issuance and will expire on 13 March 2016.

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

This summary does not purport to address all material federal income tax consequences that may be relevant to a holder of ordinary shares or warrants. This summary does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the ordinary shares or warrants as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules. This discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income taxation (such as estate or gift tax laws or the  Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

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

Subject to certain exceptions for short-term and hedged positions, any dividend that a non-corporate holder receives on an ordinary share will be subject to tax rate of 20% if the dividend is a “qualified dividend”.  A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the U.S. Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a PFIC. The ordinary shares were listed on the Nasdaq Capital Market until July 2, 2010, and are now tradable on the OTC QB Market, which should qualify them as readily tradable on an established securities market in the United States. In any event, the double tax treaty between Australia and the U.S. (the “Treaty”) satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, we believe that we should be a resident of Australia entitled to the benefits of the Treaty. However, because the facts relating to our entitlement to the benefits of the Treaty can change over time, there can be no assurance that we will be entitled to the benefits of the Treaty for any taxable year. As discussed above, qualified dividends do not include dividends paid by a company which was a PFIC in the year prior to the year the dividend was paid, or in the year the dividend is paid. Based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our June 30, 2013 taxable year. Based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, it is possible that we could be classified as a PFIC for our June 30, 2014 taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable year. Moreover, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.

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

Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ordinary share or warrant has been held for more than one year. In general, any adjusted net capital gain of an individual is subject to a federal income tax rate of 20%. Capital gains recognized by corporate U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income. The deductibility of capital losses is subject to various limitations.

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

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. If the terms of a warrant provide for any adjustment to the number of shares of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant, such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to a U.S. Holder of the warrant. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to a U.S. Holder of the warrant. A constructive distribution to a U.S. Holder of a warrant generally will be taxed in the manner described above under “U.S. Federal Income Tax Considerations-Taxation of Distributions,” although it is unclear whether a constructive distribution on a warrant that is taxed as a dividend to a non-corporate holder of the warrant would be eligible for the reduced qualified dividend tax rates (in the event they were otherwise available). If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. U.S. Holders who exercise a warrant other than by paying the exercise price in cash are urged to consult their own tax advisors regarding the tax treatment of such an exercise, which may vary from that described above.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our June 30, 2013 taxable year. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for  any future taxable year.

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

Unfavorable tax consequences for a U.S. Holder can occur if we are treated as a PFIC for any year while a U.S. Holder owns ordinary shares or warrants. Certain of these tax consequences can be mitigated with respect to a U.S. Holder’s ordinary shares (but not a U.S. Holder’s warrants) if the U.S. Holder makes, or has made, a timely qualified electing fund election or election to mark to market the holder’s ordinary shares, and such election is in effect for the first taxable year during which the U.S. Holder owns ordinary shares that we are a PFIC. If we are treated as a PFIC, and neither election is made, then contrary to the tax consequences described in “U.S. Federal Income Tax Considerations-Taxation of Distributions” and “U.S. Federal Income Tax Considerations-Taxation of Capital Gains” above, in any year in which the U.S. Holder either disposes of an ordinary share or a warrant at a gain or receives one or more “excess distributions” in respect of our ordinary shares, special rules apply to the taxation of the gain or the excess distributions. For purposes of these rules, a U.S. Holder will be treated as receiving an “excess distribution” to the extent that actual or constructive distributions received in the current taxable year exceed 125% of the average distributions (whether actual or constructive and whether or not out of earnings and profits) received by such U.S. Holder in respect of our ordinary shares during the three preceding years or, if shorter, the U.S. Holder’s holding period. A disposition of an ordinary share or a warrant, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules (but generally should not include the exercise of a warrant, as discussed below). The gain or the excess distributions must be allocated ratably to each day the U.S. Holder has held the ordinary share or the warrant, as the case may be. Amounts allocated to each year are taxable as ordinary income in their entirety (and are not eligible for the reduced qualified dividend rates) and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each such prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder’s tax basis in an ordinary share or a warrant that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s basis, if lower.

The special PFIC rules described above will not apply to a U.S. Holder’s ordinary shares if the U.S. Holder makes a timely election, which remains in effect, to treat us as a qualified electing fund, or QEF, for the first taxable year in which the U.S. Holder owns an ordinary share and in which we are classified as a PFIC, provided that we comply with certain reporting requirements. Instead, a U.S. Holder that has made a QEF election is required for each taxable year to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of its net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. In order for such a QEF election to be valid, we must provide U.S. Holders either (1) a statement showing such U.S. Holder’s pro rata share of our ordinary earnings and net capital gain (calculated for U.S. tax purposes) for the Company’s taxable year, (2) sufficient information to enable the U.S. Holder to calculate its pro rata share for such year, or (3) a statement that the Company has permitted the U.S. Holder to inspect and copy its permanent books of account, records, and such other documents as may be maintained by us that are necessary to establish that PFIC ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles. We have not yet determined whether, in years in which we are classified as a PFIC, we will make the computations necessary to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any year we are a PFIC. The QEF election is made on a shareholder-by-shareholder basis and once made, can only be revoked with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections may only be made by filing a protective statement with such return or with the consent of the IRS. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

If we are classified as a PFIC for a taxable year, and, at any time during such taxable year, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described in the seventh preceding paragraph, if we receive a distribution from, or dispose of all or part of its interest in, the lower-tier PFIC. We have not yet determined whether, if we are classified as a PFIC, we would make the computations necessary to supply U.S. Holders with the information needed to make or maintain a QEF election with respect to the lower-tier PFIC. It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any taxable year that we are classified as a PFIC and has a non-U.S. subsidiary that is also classified as a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

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

ARE URGED TO CONSULT THEIR TAX ADVISER(S) CONCERNING THE TAX CONSEQUENCES RELEVANT TO THEM IN THEIR PARTICULAR SITUATION.

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal and, at the same time, maximize income without significantly increasing risk. At June 30, 2013, our cash and cash equivalents and held to maturity investments consisted primarily of highly liquid investments with maturities of six months or less. We believe that these investments do not constitute any material market risk exposure.

In fiscal 2013, the majority of our operating expenses were denominated in Australian dollars, however there were expenses incurred in U.S. dollars in relation to the funding of our U.S. subsidiary Progen Pharmaceuticals, Inc. From time to time, in order to reduce our exposure to foreign currency exchange rate risks, we buy and hold foreign currencies to cover our operating expenses denominated in those currencies. We also, from time to time, attempt to hedge our currency exchange risk.

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

Credit risk

The Company trades only with recognized, creditworthy third parties. All receivables, including other receivables and intercompany receivable, with the exception of outstanding balances amounting to of $34,278 the payment of which is currently under negotiation with the debtors, are current (i.e. none are contractually overdue).

Receivable balances are monitored on a regular basis with the result that the Company’s exposure to bad debts is not significant. All the Company’s material cash balances are with a large national Australian bank and are not exposed to the U.S. banking market risks. There are no significant concentrations of credit risk.

Liquidity risk

The Company’s objective is to maintain a balance between continuity of project research utilizing an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Company has no financial liabilities due after twelve months.

Liquid non-derivative assets comprising cash and receivables and held to maturity investments are considered in the Company’s overall liquidity risk. The Company ensures that sufficient liquid assets are available to meet all the required short-term cash payments.

All of the Company’s short-term investments are Level 2 financial instruments as per IFRS 7 Financial Instruments: Disclosures.

The table below reflects all financial liabilities as of June 30, 2013 and 2012. For derivative financial instruments, the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial assets and liabilities without fixed amounts or timing are based on the conditions existing at June 30, 2013. The Company had no derivative financial instruments as at June 30, 2013.

The remaining contractual maturities of the Company’s and parent entity’s financial liabilities are (in AUD):

	June 30,
	2013	2012
6 months or less	$426,044	$1,355,678

Foreign currency risk

At June 30, 2013 and 2012, the Company had the following exposure to US$ currency that is not designated in cash flow hedges (in AUD):

	June 30,
	2013	2012
Financial assets
Cash and cash equivalents	$163,541	$899,855
Financial liabilities
Trade and other payables	29,349	42,771

Net exposure	$134,192	$857,084

At June 30, 2013 and 2012, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows (in AUD):

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2013	2012	2013	2012
Consolidated
AUD/USD + 10% (2012: +10%)	(12,199)	(77,917)	(12,199)	(77,917)
AUD/USD - 10% (2012: - 10%)	14,910	95,232	14,910	95,232

The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $1,447,774 earns interest at floating rates based on daily and “at call” bank deposit rates. Held to maturity investments of $7,115,000 are made for varying periods of between three to six months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to Note 9 of the financial statements for details on the Group’s cash and cash equivalents at June 30, 2013.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the reporting date.

At June 30, 2013, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2013	2012	2013	2012

Consolidated
+ 1.0% (100 basis points) (2012 +2.0%)	85,628	100,463	85,628	100,463
- 1.0% (100 basis points) (2012: -0.5%)	(85,628)	(25,116)	(85,628)	(25,116)

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

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management of the Company maintain disclosure controls and procedures as such term is defined in Rules 13 a-15 (e) and 15d-15(e) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Acting Managing Director and the General Manager of Finance, as appropriate, to allow timely decisions regarding required disclosure.  Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Management has carried out an evaluation, under the supervision and with the participation of the Acting Managing Director and the General Manager of Finance, of the effectiveness of the disclosure controls and procedures as of June 30, 2013.  Based on that evaluation, the General Manager of Finance concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2013.

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

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2013 based on the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

No material weaknesses were identified as at June 30, 2013.  Based upon its assessment, management has concluded that, as of June 30, 2013, the internal control over financial reporting is effective based upon the above-mentioned criteria.

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

ITEM 16.                                         [RESERVED]

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that audit committee chairman Mr. Stuart James is an “audit committee financial expert” as defined under the rules and regulations of the Securities and Exchange Commission and applicable listing rules.

ITEM 16B.                               CODE OF ETHICS

We have adopted a code of ethics that applies to our executive directors and chief financial officer. A copy of this Code of Ethics is available on the Company’s website at www.progen-pharma.com.

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended June 30, 2013.

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees and expenses for professional services rendered by our independent registered public accounting firm, BDO East Coast Partnership (“BDO”) (formerly known as PKF East Coast Practice) and other auditors (PKF O’Connor Davies), for the audit of our annual financial statements for the years ended June 30, 2013 and 2012 for other listed services rendered in those years are set forth in the following table:

	2013	2012
BDO East Coast Partnership
Audit Fees	52,105	$44,000
Other non-audit services (1)	49,779	17,380
PKF O’Connor Davies
Audit Fees	23,000	25,000
Ernst & Young
Other non-audit services (2)	—	15,939

Total Fees	$124,884	$102,319

(1)                                 Non-audit services received from BDO for tax services

(2)                                 During prior year, the Company received non-audit services from Ernst & Young Taiwan in relation to the tax treatment of payments made by the Company’s licensee, Medigen Biotechnology Corp.

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective November 30, 2011, by mutual agreement Ernst & Young (“EY”) declined to stand for reappointment as our independent registered public accounting firm and we engaged BDO East Coast Partnership (“BDO”) (formerly known as PKF East Coast Practice), as our independent registered public accounting firm for the fiscal year ended June 30, 2012. In addition, we engaged PKF O’Connor Davies (PKF) as our independent registered public accounting firm for our fiscal year ended June 30, 2012 financial statements prepared in accordance with IFRS as adopted by the IAB, to be included in our Form 20-F filing with the SEC for the Company’s fiscal year ended June 30, 2012.   The change in the Company’s certifying accountant was approved by the Company’s audit committee, board of directors, shareholders and the Australian Securities and Investment Committee (ASIC).

EY’s audit report on the consolidated financial statements of our Company as of and for the year ended June 30, 2011 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or  modified as to uncertainty, audit scope, or accounting principles, with the exception of EY’s audit report for the Company’s June 30, 2011 financial statements which included a modified opinion that included an emphasis of matter paragraph that highlighted material uncertainty as to the Company’s ability to continue as a going concern.

During the fiscal year ended June 30, 2011, and through November 30, 2011, we did not have any “disagreement”, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of EY, would have caused them to make reference to the subject matter of the disagreement in connection with its report on our consolidated financial statements for the fiscal year ended June 30, 2011.

During the fiscal year ended June 30, 2011, and through November 30, 2011, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. During the fiscal year ended June 30, 2011 and through November 30, 2011, neither we nor anyone on our behalf consulted BDO or PKF regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has BDO or PKF provided to us a written report or oral advice that BDO or PKF concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with EY, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to EY, BDO and PKF and requested that EY, BDO and PKF furnish us with a letter addressed to the Securities and Exchange Commission stating whether they agree with the statements made above, and if not, stating the respects in which they do not agree. A copy of EY’s letter dated November 13, 2012 is attached herewith as Exhibit 14.  Both BDO and PKF declined to issue such a letter in connection with the filing of this Form 20-F.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable

PART III

ITEM 17.                                         FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.                                         FINANCIAL STATEMENTS

Financial Statements - Index to Financial Statements

ITEM 19.                                         EXHIBITS

Exhibit Number	Description
4(a) (1)	Global TransBiotech Inc. License agreement with PharmaSynth (+)
4(a) (2)	License and Collaboration Agreement between Medigen Biotechnology Corp. and Progen Pharmaceuticals Limited (*)
4(a)(3)	License Agreement with Medigen Biotechnology Corp.- PG545 (1)(***)
4(d)	2011 Lease 2806 Ipswich Road Darra (**)
6(e)

Progen Pharmaceuticals Limited Directors and Employee Option Incentive Plan Rules for the directors and employees incentive scheme approved by a resolution of shareholders at the annual general meeting of the Company held on November 16, 2010 (*)

7(a)	Deeds of Settlement and Release — Section 606 litigation (+)
12.1	Certification of Acting Managing Director and General Manager of Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1)
12.2	Certification of General Manager of Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1)
13	Certification of Heng Tang and Lee Horobin under Section 1350 of Chapter 63 of Title 18 of the United States Code (1), as adopted, pursuant to Section 906 of the Sarbanes—Oxley Act of 2002
14	Ernst & Young opinion regarding Item 16F. (1)

(1)                                 Filed herewith.

#                                         Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 18, 2007.

(+)                                 Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 30, 2009.

(*)                                 Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 27, 2010.

(**)                          Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on November 14, 2012.

(***) Certain provisions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROGEN PHARMACEUTICALS LIMITED

/s/ Lee Horobin
Lee Horobin
General Manager of Finance

Dated: October 30, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Progen Pharmaceuticals Limited

We have audited the accompanying consolidated statement of financial position of Progen Pharmaceuticals Limited as of June 30, 2013 and 2012 and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended June 30, 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Progen Pharmaceuticals Limited at June 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the two years in the period ended June 30, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PKF O’Connor Davies
a division of O’Connor Davies, LLP

New York, NY, USA

October 22, 2013

* * * * *

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Progen Pharmaceuticals Limited

We have audited the accompanying consolidated statement of financial position of Progen Pharmaceuticals Limited as of June 30, 2011, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year ended June 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Progen Pharmaceuticals Limited at June 30, 2011, and the consolidated results of its operations and its cash flows for the year ended June 30, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2 to the financial statements, the Company’s recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. The June 30, 2011 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young
Brisbane, Australia
November 29, 2011

Progen Pharmaceuticals Limited

Consolidated Statement of Comprehensive Income (Loss)

For the year ended 30 June 2013

	Note	2013	2012 $	2011 $

REVENUE	4(a)	3,510,103	2,834,890	3,610,695

COST OF SALES
Cost of Sales		2,272,807	1,620,621	2,085,718

Gross Profit		1,237,296	1,214,269	1,524,977

Other income	4(b)	135,709	56,195	55,752

EXPENSES
Research and development expenses		940,161	1,455,733	2,882, 947
Manufacturing facility expenses		1,240,079	1,050,328	420,665
Administrative and corporate expenses		1,750,134	1,813,782	4,173,044
Impairment loss		—	1,494	53,911
Finance costs		5,115	7,865	8,698
Other expenses	4(f)	252,928	381,660	139,170
		4,188,417	4,710,862	7,678,435
NET LOSS FROM OPERATIONS		(2,815,412)	(3,440,398)	(6,097,706)

INCOME TAX BENEFIT	6	723,278	—	—

NET LOSS FOR YEAR		(2,092,134)	(3,440,398)	(6,097,706)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation		(244)	(1,926)	(12, 049)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(2,092,378)	(3,442,324)	(6,109,755)

Basic and diluted loss per share (cents per share)	7	(7.5)	(13.9)	(24.7)

The above consolidated statement of comprehensive income / (loss) should be read in conjunction with the accompanying notes.

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($)

Progen Pharmaceuticals Limited

Consolidated Statement of Financial Position

As at 30 June 2013

	Note	2013 $	2012 $

ASSETS
Current Assets
Cash and cash equivalents	9	1,447,774	1,834,442
Held to maturity investments	9	7,115,000	3,188,688
Trade and other receivables	10	1,577,693	1,837,115
Prepayments		145,348	116,937
Total Current Assets		10,285,815	6,977,182

Non-current Assets
Other assets		13,000	13,000
Prepayments		60,663	95,327
Plant and equipment	11	195,160	290,463
Total Non-current Assets		268,823	398,790

TOTAL ASSETS		10,554,638	7,375,972

LIABILITIES
Current Liabilities
Trade and other payables	13	426,044	1,355,678
Provisions	14	242,895	188,525
Total Current Liabilities		668,939	1,544,203

Non-current Liabilities
Provisions	14	163,188	158,767
Total Non-current Liabilities		163,188	158,767

TOTAL LIABILITIES		832,127	1,702,970

NET ASSETS		9,722,511	5,673,002

EQUITY
Contributed equity	15	158,320,862	152,217,594
Reserves	16	3,598,098	3,559,723
Accumulated losses	16	(152,196,449)	(150,104,315)
TOTAL EQUITY		9,722,511	5,673,002

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($)

Progen Pharmaceuticals Limited

Consolidated Statement of Changes in Equity

For the year ended 30 June 2013

	Number of ordinary shares	Contributed equity $	Accumulated losses $	Other reserves $	Foreign currency translation reserve $	Total $

At 1 July 2010	24,709,097	152,217,594	(140,566,211)	3,281,236	84,946	15,017,565
Loss for the year	—	—	(6,097,706)	—	—	(6,097,706)
Other comprehensive income	—	—	—	—	(12,049)	(12,049)
Total comprehensive income for the year	—	—	(6,097,706)	—	(12,049)	(6,109,755)
Share-based payments to employees	—	—	—	83,663	—	83,663
At 30 June 2011	24,709,097	152,217,594	(146,663,917)	3,364,899	72,897	8,991,473

	Number of ordinary shares	Contributed equity $	Accumulated losses $	Other reserves $	Foreign currency translation reserve $	Total $

At 1 July 2011	24,709,097	152,217,594	(146,663,917)	3,364,899	72,897	8,991,473
Loss for the year	—	—	(3,440,398)	—	—	(3,440,398)
Other comprehensive income	—	—	—	—	(1,926)	(1,926)
Total comprehensive income for the year	—	—	(3,440,398)	—	(1,926)	(3,442,324)
Share-based payments to employees	—	—	—	123,853	—	123,853
At 30 June 2012	24,709,097	152,217,594	(150,104,315)	3,488,752	70,971	5,673,002

Progen Pharmaceuticals Limited

Consolidated Statement of Changes in Equity

For the year ended 30 June 2013

	Number of ordinary shares	Contributed equity $	Accumulated losses $	Other reserves $	Foreign currency translation reserve $	Total $

At 1 July 2012	24,709,097	152,217,594	(150,104,315)	3,488,752	70,971	5,673,002
Loss for the year	—	—	(2,092,134)	—	—	(2,092,134)
Other comprehensive income	—	—	—	—	(244)	(244)
Total comprehensive income for the year	—	—	(2,092,134)	—	(244)	(2,092,378)
Transactions with owners in their capacity as owners:
Rights issue	24,709,097	5,188,910	—	—	—	5,188,910
Share placement	5,867,121	1,232,095	—	—	—	1,232,095
Transaction costs on issue of shares	—	(317,737)	—	—	—	(317,737)
Share-based payments to employees	—	—	—	(7,395)	—	(7,395)
Share-based payments to underwriter	—	—	—	46,014	—	46,014
At 30 June 2013	55,285,315	158,320,862	(152,196,449)	3,527,371	70,727	9,722,511

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($)

Progen Pharmaceuticals Limited

Consolidated Statement of Cash Flows

For the year ended 30 June 2013

		2013	2012	2011
	Note	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		2,736,034	2,168,080	3,853,593
Payments to suppliers, employees and others		(6,255,931)	(7,819,772)	(9,047,303)
Research and development income tax refund received		723,278	—	—
Interest received		241,358	313,251	551,496
Finance costs		(5,115)	(7,865)	(8,698)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	9	(2,560,376)	(5,346,306)	(4,650,912)

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (purchase) of short-term investments		(3,926,312)	926,312	7,135,288
Purchase of plant & equipment	11	(49,318)	(77,147)	(63,298)
Proceeds from disposal of plant & equipment		300	991	26,214
NET CASH FLOWS PROVIDED BY / (USED IN) INVESTING ACTIVITIES		(3,975,330)	850,156	7,098,204

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from rights issue		5,188,910	—	—
Proceeds from share placement		1,232,095	—	—
Transaction costs from shares issuance		(271,723)	—	—
NET CASH FLOWS FROM FINANCING ACTIVITIES		6,149,282	—	—
NET (DECREASE) / INCREASE IN CASH HELD		(386,424)	(4,496,150)	2,447,292
Net foreign exchange differences		(244)	(1,997)	(7,068)
Cash and cash equivalents at beginning of period		1,834,442	6,332,589	3,892,365
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9	1,447,774	1,834,442	6,332,589

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($)

1. CORPORATE INFORMATION

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2013 was authorised for issue in accordance with a resolution of the directors on 26 August 2013.

Progen Pharmaceuticals Limited (the parent, or the Company) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the United States OTCQB Market.

The nature of the operations and principal activities of the Group are described in Note 3.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. The consolidated entity is a for-profit entity for the purpose of preparing the financial statements.

For the year ended 30 June 2013 the Group opted to substitute a lower amount (“the Lower Prescribed Amount) in the presentation of the financial report and the director’s report to be comparable with last year’s presentation. As a result the amounts contained in this report and in the financial report have been rounded to the nearest dollar.

Statement of compliance

The consolidated financial statements of the Progen Pharmaceuticals Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Historical cost convention

The financial statements have been prepared on an accruals basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities.

Authorisation of financial report

The financial report was authorised for issue on 26 August 2013.

Changes to presentation — classification of expenses

Progen Pharmaceuticals Limited decided in the current financial year to change the classification of its expenses in the income statement from a classification by nature to a functional classification. We believe that this will provide more relevant information to our stakeholders as it is more in line with common practice in the industries Progen Pharmaceuticals Limited is operating in. The comparative information has been reclassified accordingly.

New accounting standards and interpretations

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2012 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards and interpretations issued but not yet effective

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2013.

AASB 9 Financial Instruments, 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and 2010-7 Amendments to Australian Accounting Standards arising from AASB 9

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2015 and completes phase I of the IASB’s project to replace IAS 39 (being the international equivalent to AASB 139 ‘Financial Instruments: Recognition and Measurement’). This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The Group will adopt this standard from 1 July 2015 but the impact of its adoption is yet to be assessed by the Group.

AASB 10: ‘Consolidated Financial Statements’

This standard replaces part of IAS 27: ‘Consolidated and Separate Financial Statements’ and is applicable for the annual period beginning 1 January 2013. This new standard introduces a new definition of control that determines which entities are consolidated. This new definition of control may potentially lead to the consolidation of entities that were not previously included in the Group resulting in more assets and liabilities on the books. The Group is currently assessing the impact of this standard.

AASB 11: ‘Joint Arrangements’

This standard replaces IAS 31: ‘Interests in Joint Ventures’ and is applicable for annual periods beginning on or after 1 January 2013. This new standard introduces new rules which classify joint arrangements as either a joint operation or joint venture. Under the new standard, proportionate consolidation is not allowed and all joint ventures must be equity accounted. All joint arrangements held by the Group will need to be reassessed to determine whether the joint operation or joint venture classification is appropriate. The Group is currently assessing the impact of this standard.

AASB 2011-9 Amendments to Australian Accounting Standards — Presentation of Other Comprehensive Income (effective 1 July 2013)

These amendments align the presentation of items of other comprehensive income (OCI) with US GAAP. When this standard is first adopted for the year ended 30 June 2014, there will be no impact on amounts recognised for transactions and balances for 30 June 2014 (and comparatives). However, the statement of comprehensive income will include name changes and include subtotals for items of OCI that can be subsequently be reclassified to profit or loss in future (e. g. foreign currency translation reserves) and those that cannot be subsequently reclassified (e. g. fixed asset revaluation surpluses).

AASB 119 Employee Benefits (effective 1 January 2013)

The Company currently calculates its liability for annual leave employee benefits on the basis that it is due to be settled within 12 months of the end of the reporting period because employees are entitled to use this leave at any time. The amendments to IAS 19 require that such liabilities be calculated on the basis of when the leave is expected to be taken, i. e. expected settlement.

When this standard is first adopted for the 30 June 2014 year end, annual leave liabilities will be recalculated on 1 July 2012. Leave liabilities for any employees with significant balances of leave outstanding who are not expected to take their leave within 12 months will be discounted, which may result in a reduction of the annual leave liabilities recognised on 1 July 2012, and a corresponding increase in retained earnings at that date.

AASB 12: ‘ Disclosure of Interests in Other Entities’

This standard is applicable to annual reporting periods beginning on or after 1 January 2013. It contains the entire disclosure requirement associated with other entities, being subsidiaries, associates and joint ventures. The disclosure requirements have been significantly enhanced when compared to the disclosures previously located in AASB 127 ‘Consolidated and Separate Financial Statements’, AASB 128 ‘Investments in Associates’, AASB 131 ‘Interests in Joint Ventures’ and Interpretation 112 ‘Consolidation - Special Purpose Entities’. The adoption of this standard from 1 July 2013 will significantly increase the amount of disclosures required to be given by the Group such as significant judgements and assumptions made in determining whether it has a controlling or non-controlling interest in another entity and the type of non-controlling interest and the nature and risks involved.

New standards and interpretations issued but not yet effective

AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The standard provides a single robust measurement framework, with clear measurement objectives, for measuring fair value using the ‘exit price’ and it provides guidance on measuring fair value when a market becomes less active. The ‘highest and best use’ approach would be used to measure assets whereas liabilities would be based on transfer value. As the standard does not introduce any new requirements for the use of fair value, its impact on adoption by the Group from 1 July 2013 should be minimal, although there will be increased disclosures where fair value is used.

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

Business combinations and asset acquisitions

The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Business combinations and asset acquisitions (cont’d)

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

Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

(i) Revenue recognition

The Group recognises contract manufacturing services revenue by reference to the stage of completion. This is based on the actual costs incurred to date as a percentage of total actual and estimated costs to complete. Should the actual costs to complete differ from the estimated costs to complete this may impact the revenue and related assets recognised at balance date.

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

Leases — refer note 4 and note 18

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the statement of comprehensive income (loss) on a straight-line basis over the lease term. Lease incentives are recognised in the statement of comprehensive income (loss) as an integral part of the total lease expense. There are no finance leases.

Cash and cash equivalents/held to maturity investments — refer note 9

Cash and short-term deposits in the statement of financial position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

Held to maturity investments — refer to note 9

Held to maturity investments in the statement of financial position include term deposits with an original maturity between 3 and 12 months.

Restricted short-term deposits

As at 30 June 2013 restricted term deposits totalling $13,000 (2012: $13,000) were held under bank guarantees relating to the Group’s leased premises.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(iii) Translation of Group companies functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars as at a rate that approximates the exchange rate at the dates of the transactions, for example an average rate for the monthly period. Assets and liabilities are translated at exchange rates prevailing at the statement of financial position date.

Exchange variations resulting from the translation are recognised in the foreign currency translation reserve as other comprehensive income or loss.

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

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Income tax – refer note 6 (cont’d)

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

Trade and other payables — refer note 13

Trade and other payables are carried at amortised cost and their fair value approximates their carrying value due to their short-term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions — refer note 14

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Share-based payment transactions — refer note 12

(i) Equity-settled transactions:

The Group provides benefits to employees (including senior executives) and consultants of the Group in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial, or other appropriate model, further details of which are given in note 12. The fair value of shares is determined by the market value of the Group’s shares at grant date.

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

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

Share-based payment transactions – refer note 12 (cont’d)

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

Contributed equity — refer note 15

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings (loss) per share — refer note 7

Basic earnings (loss) per share is calculated as net profit (loss) attributable to members of the Group, adjusted to exclude any costs of servicing equity, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings (loss) per share is calculated as net profit attributable to members of the Group, adjusted for:

•        costs of servicing equity;

•        the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares;

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

Operating segments — refer note 3

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is responsible for allocating resources and assessing performance of the operating segments.

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

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

The entity is domiciled in Australia. The amount of its revenue from external customers in Australia is $1,481,155 (2012 — $2,175,317), and the total revenue from external customers in other countries is $2,028,948 (2012 —$659,573). Segment revenues are allocated based on the country in which the customer is located. Revenues of $814,982 (2012:$853,301) were derived from a single external customer located in Australia. This revenue is attributable to the Australian manufacturing segment. There are no intersegment transactions.

All non-current assets are located in Australia for 2013 and 2012.

	Research & Development	Manufacturing	Total
	$	$	$
Operating segments
2013
Operating revenue
Sales to external customers	—	2,816,281	2,816,281
Total segment revenue	—	2,816,281	2,816,281

Unallocated revenues
License fee income	—	—	500,000
Interest income	—	—	193,822
Total revenues			3,510,103

Segment result	(216,884)	(696,604)	(913,488)

Corporate and administrative costs (includes unallocated other income)	—	—	(884,664)
Other expenses	—	—	(293,982)
Operating loss			(2,092,134)

2013
Assets
Segment assets	74,477	1,635,544	1,710,021
Cash, cash equivalents and held to maturity investments	—	—	8,562,774
Other assets	—	—	281,843
Total assets			10,554,638

Liabilities
Segment liabilities	86,607	252,692	339,299
Unallocated liabilities	—	—	492,828
Total liabilities			832,127

Other segment information
Acquisition of plant & equipment, and other non-current assets	14,757	27,290	42,047
Unallocated acquisition of plant & equipment, and other non-current assets	—	—	7,271
Depreciation and amortisation	42,072	91,474	133,546
Unallocated depreciation and amortisation	—	—	5,373

3. OPERATING SEGMENTS (cont’d)

	Research & Development	Manufacturing	Total
	$	$	$
Operating segments
2012
Operating revenue
Sales to external customers	—	2,008,145	2,008,145
Total segment revenue	—	2,008,145	2,008,145

Unallocated revenues
License fee income	—	—	510,360
Interest income	—	—	316,385
Total revenues			2,834,890

Segment result	(1,455,733)	(662,804)	(2,118,537)

Corporate and administrative costs (includes unallocated other income)	—	—	(1,009,755)
Other expenses	—	—	(312,106)
Operating loss			(3,440,398)

2012
Assets
Segment assets	143,396	1,884,373	2,027,769
Cash, cash equivalents and held to maturity investments	—	—	5,023,130
Other assets	—	—	325,073
Total assets			7,375,972

Liabilities
Segment liabilities	47,102	271,072	318,174
Unallocated liabilities	—	—	1,384,796
Total liabilities			1,702,970

Other segment information
Acquisition of plant & equipment, and other non-current assets	—	73,294	73,294
Unallocated acquisition of plant & equipment, and other non-current assets	—	—	3,853
Depreciation and amortisation	46,975	116,168	163,143
Unallocated depreciation and amortisation	—	—	8,838

3. OPERATING SEGMENTS (cont’d)

	Research & Development	Manufacturing	Total
	$	$	$
Operating segments
2011
Operating revenue
Sales to external customers	—	2,584,456	2,584,456
Total segment revenue	—	2,584,456	2,584,456

Unallocated revenues
License fee income	—	—	474,744
Interest income			551,495
Total revenues			3,610,695

Segment result	(2,882,947)	74,945	(2,808,002)

Corporate and administrative costs (includes unallocated other income)	—	—	(3,080,332)
Other expenses	—	—	(209,372)
Operating loss			(6,097,706)

2011
Assets
Segment assets	147,693	1,144,760	1,292,453
Cash, cash equivalents and held to maturity investments	—	—	10,447,589
Other assets	—	—	440,391
Total assets			12,180,433

Liabilities
Segment liabilities	242,718	708,566	951,284
Unallocated liabilities	—	—	2,237,676
Total liabilities			3,188,960

Other segment information
Acquisition of plant & equipment, and other non-current assets	34,991	6,340	41,331
Unallocated acquisition of plant & equipment, and other non-current assets	—	—	21,967
Depreciation and amortisation	52,090	142,010	194,100
Unallocated depreciation and amortisation	—	—	44,430

4.  REVENUE AND EXPENSES

	2013	2012	2011
	$	$	$
(a) Revenue
Manufacturing services revenue	2,816,281	2,008,145	2,584,456
License fee revenue	500,000	510,360	474,744
Interest revenue	193,822	316,385	551,495
Total revenue from continuing operations	3,510,103	2,834,890	3,610,695

(b) Other income
Other	135,709	56,195	55,752
Total other income	135,709	56,195	55,752

(c) Depreciation, amortisation, and foreign exchange differences
Depreciation	138,919	170,488	238,530
Impairment loss	—	1,494	53,911
Net foreign exchange loss / (gain)	(13,679)	(39,013)	70,498

(d) Lease payments
Minimum lease payments — operating leases	115,019	117,862	679,200

(e) Employee benefit expenses
Wages and salaries	989,078	1,875,886	2,761,683
Long service leave provision	28,541	21,184	9,324
Share-based payments expenses	(7,395)	123,853	83,663

(f) Other expenses
Bad debt expense	252,928	345,368	107,376
Royalty fee expense	—	36,292	31,794
Total other expenses	252,928	381,660	139,170

5.   PARENT ENTITY DISCLOSURE

Parent entity information to be disclosed in accordance with the Corporations Act 2001:

	Parent
	2013	2012
	$	$

Current assets	10,108,140	5,684,465
Total assets	10,168,788	6,311,235
Current liabilities	295,632	244,728
Total liabilities	436,411	380,938
Shareholders’ equity
Contributed equity	158,320,862	152,217,594
Options reserve	3,527,371	3,488,752
Accumulated losses	(152,115,856)	(149,776,049)
	9,732,377	5,930,297

Net loss for the year	(2,339,807)	(2,684,034)
Total comprehensive income	(2,339,807)	(2,684,034)

6.  INCOME TAX

	2013	2012
	$	$
The prima facie tax, using tax rates applicable in the country of operation, on loss before income tax differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss from operating activities @ 30%	(844,624)	(1,032,119)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non deductible items	1,048	40,153
Foreign tax rate adjustment	(111,189)	(109,685)
Research and development income tax refund	723,278	—
Under/over provision	(82,418)	—
Deferred tax assets not recognised	1,037,183	1,101,651
Income tax benefit	723,278	—

6.  INCOME TAX (cont’d)

	2013	2012	2011
	$	$	$

Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(8,202)	(22,463)	(24,303)
Work in progress	(222,353)	(339,613)	—
Prepayment and other asset	(532)	(1,292)	—
Other	(2,940)	—	—

Deferred tax assets
Unrealised foreign currency loss	—	20,840	18,798
Bad debt provision	119,149	135,823	57,058
Unearned revenue	7,050	266,361	—
Sundry creditors and accruals	36,040	34,844	245,309
Depreciation	115,135	156,399	200,406
Employee entitlements	83,225	65,587	82,954
Make good obligation	38,600	38,600	48,905
Share issue transaction costs	134,311	199,561	306,011
Patent costs	141,448	131,399	322,742
Other costs not yet deductible	—	181,000	1,239,512
Losses available for offset against future taxable income	48,875,861	48,187,920	46,973,273
Deferred tax asset	49,316,792	49,054,966	49,470,665
Net deferred tax asset not recognised	(49,316,792)	(49,054,966)	(49,470,665)
Net deferred income tax assets	—	—	—

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

The Group has tax losses arising in Australia of $151,322,342 (2012: $150,010,418) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry-forward rules.

The Company has US federal and state net operating loss carry-forwards of US$8,296,000 (2012:$8,296,000) and US$63,000 (2012:$63,000), respectively, which have a carry-forward period between 2028 — 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

7. EARNINGS (LOSS) PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2013	2012	2011
	$	$	$
Loss used in calculating basic and diluted loss per share	(2,092,134)	(3,440,398)	(6,097,706)

7. EARNINGS/(LOSS) PER SHARE (Cont’d)

	Number of shares	Number of shares	Number of shares
Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	27,895,773	24,709,097	24,709,097

Basic and diluted loss per share (cents per share)	(7.5)	(13.9)	(24.7)

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

There are 1,090,000 (2012: 337,000) options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

8. DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

9. CURRENT ASSETS - CASH AND CASH EQUIVALENTS / HELD TO MATURITY INVESTMENTS

	2013	2012
	$	$
Cash and cash equivalents
Cash at bank and in hand	447,774	1,834,442
Short-term deposits	1,000,000	—
Cash and cash equivalents	1,447,774	1,834,442

	2013	2012
	$	$
Held to maturity investments
Term deposit (> 3 months maturity)	7,115,000	3,188,688
Held to maturity investments	7,115,000	3,188,688

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Held to maturity investments are made for periods of 4 to 6 months depending on the cash requirements of the Group and consideration of term deposit rates.

9. CURRENT ASSETS - CASH AND CASH EQUIVALENTS / HELD TO MATURITY INVESTMENTS

	2013 $	2012 $	2011 $

Reconciliation of net loss after tax to net cash flows from operations
Net loss	(2,092,134)	(3,440,398)	(6,097,706)
Adjustments for:
Depreciation	138,919	170,488	238,530
Impairment loss	—	1,494	53,911
Share options expensed	(7,395)	123,853	83,663
Net book value of plant and equipment written-off	—	—	9,841
Bad debts	252,928	345,369	107,376
Loss/ (gain) on disposal of plant and equipment	5,402	11,990	(7,866)

Changes in assets and liabilities
Increase /(decrease) in trade and other receivables	6,494	(1,167,923)	(119,608)
Decrease in prepayments and other assets	6,253	94,811	59,030
(Decrease)/increase in trade and other payables	(929,634)	(1,377,319)	1,049,489
(Decrease)/increase in make good provision	—	(34,347)	3,636
(Decrease)/increase in provisions	58,791	(74,324)	(31,208)
Net cash used in operating activities	(2,560,376)	(5,346,306)	(4,650,912)

10. TRADE AND OTHER RECEIVABLES

	2013	2012
	$	$
Trade receivables	696,948	818,580
Other receivables (i)	1,277,910	1,471,280
Provision for impairment of receivables (a)	(397,165)	(452,745)
Total trade and other receivables	1,577,693	1,837,115

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms. Balance also includes accrued sales not yet billed which account for $741,175 (2012: $1,132,045).

(a) Impaired trade and other receivables

As at 30 June 2013 current trade and other receivables of the group with a nominal value of $397,165 (2012 — $452,745) were impaired. The amount of the impairment recognised in the 2013 year was $252,928 (2012 — $345,639). The individually impaired receivables mainly include funds loaned to EPI Pharmaceuticals Inc. of $106,580 (2012: $362,887) and the overseas withholding tax expense on milestone payment from licensee, Medigen Biotechnology Co (Taiwan) of $ 100,000 (2012: $102,072).

The ageing of trade receivables is as follows:

	Consolidated
	2013	2012
	$	$
1 to 3 months	666,948	600,222
3 to 6 months	30,000	1,478
Over 6 months	—	216,880
	696,948	818,580

10.      TRADE AND OTHER RECEIVABLES (Cont’)

a) Impaired trade and other receivables (cont’d)

Movements in the provision for impairment of receivables are as follows:

	Consolidated
	2013	2012
	$	$
At 1 July	452,745	190,194
Provision for impairment recognised during the year	252,928	345,369
Receivables written off during the year as uncollectible	(308,508)	(82,818)
Unused amount reversed	—	—
At 30 June	397,165	452,745

The creation and release of the provision for impaired receivables has been included in ‘other expenses’ in profit or loss. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

(b) Past due but not impaired

As at 30 June 2013, trade receivables of $30,000 (2012 – $157,231) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2013	2012
	$	$
Up to 3 months	—	135,312
3 – 6 months	30,000	1,478
over 6 months	—	20,441
	30,000	157,231

Based on the credit history of these other classes, it is expected that these amounts will be received within the next twelve months. The Group does not hold any collateral in relation to these receivables.

The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

(c) Concentration of credit risk

The Group’s concentration of credit risk relates to its receivable to Zoetis group amounting to $488,185 (2012: Medigen Biotechnology Corp (Taiwan) amounting to $222,929 and Prima Biomed amounting to $336,670).

The Group’s concentration of sales relates to its sales to Medigen Biotechnology Corp amounting to $1,924,383 and Zoetis group of $814,983 (2012: Zoetis group amounting to $904,016 and Prima Biomed amounting to $667,903)

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT

	1 July 2012	Translation Adjustment	Additions	Disposals	Depreciation	Impairment	30 June 2013
	$	$	$	$	$	$	$
Plant & equipment
At cost	4,536,120	—	30,546	—	—	—	4,566,666
Accumulated depreciation	(4,268,951)	—	—	—	(123,580)	—	(4,392,531)
	267,169	—	30,546	—	(123,580)	—	174,135

Office equipment
At cost	130,610	—	18,772	(33,450)	—	—	115,932
Acquisition of assets	28,738	—	—	—	—	—	28,738
Translation adjustment	1,809	—	—	—	—	—	1,809
Accumulated depreciation	(137,863)	—	—	27,748	(15,339)	—	(125,454)
	23,294		18,772	(5,702)	(15,339)	—	21,025

Leasehold improvements
At cost	637,154	—	—	—	—	—	637,154
Accumulated depreciation	(637,154)	—	—	—	—	—	(637,154)
	—	—	—	—	—	—	—
TOTAL	290,463	—	49,318	(5,702)	(138,919)	—	195,160

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT

	1 July 2011	Translation Adjustment	Additions	Disposals	Depreciation	Impairment	30 June 2012
	$	$	$	$	$	$	$
Plant & equipment
At cost	4,467,995	—	68,125	—	—	—	4,536,120
Accumulated depreciation	(4,121,096)	—	—	—	(147,855)	—	(4,268,951)
	346,899	—	68,125	—	(147,855)	—	267,169

Office equipment
At cost	170,737	—	9,022	(49,149)	—	—	130,610
Acquisition of assets	28,738	—	—	—	—	—	28,738
Translation adjustment	1,737	71	—	—	—	—	1,809
Accumulated depreciation	(152,205)	—	—	36,168	(20,331)	(1,494)	(137,863)
	49,007	71	9,022	(12,981)	(20,331)	(1,494)	23,294

Leasehold improvements
At cost	851,292	—	—	(214,138)	—	—	637,154
Accumulated depreciation	(795,079)	—	—	160,227	(2,302)	—	(637,154)
Impairment	(53,911)	—	—	53,911	—	—	—
	2,302	—	—	—	(2,302)	—	—
TOTAL	398,208	71	77,147	(12,981)	(170,488)	(1,494)	290,463

12. SHARE BASED PAYMENTS

(a) Employee option plan

The Progen Directors and Employee Option Incentive Plan (“the Employee Plan”) was last approved by shareholders at the 2010 annual general meeting.

Options granted to Company employees are issued under the Employee Plan.  Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price.  The exercise price is based on the weighted average closing price at which the Group’s shares traded on the Australian Securities Exchange during the five trading days immediately before they are granted.

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (i.e. no longer an employee), are forfeited and not capable of exercise.  When an option holder becomes ineligible and the options have already vested then the option holder has 3 months to exercise or they expire.  Options must be exercised by the expiry dates or they lapse. The vesting period is generally 12 months of service from the grant date.

At 30 June 2013 there were 90,000 (2012: 337,000) options over ordinary shares outstanding.

(b) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (“the Consultant Plan”).  The Consultant Plan rules are consistent with the Employee Plan rules in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months.

(c) Mercer Capital options

Under the terms of the Underwriting Agreement dated 15 March 2013 (refer to note 20), Progen issued Mercer Capital 1,000,000 unlisted options (“Options”) on 22 May 2013 as part of the Rights Issue underwriting fee. The options have an exercise price of $0.30 and expire on 13 March 2016. The grant date fair value of each option was $0.05.

At 30 June 2013 there were a total of 1,000,000 (2012: nil) unlisted options over shares issued to Mercer Capital.

(d) Summary of option movements

The following table summarises information about all options outstanding at 30 June 2013:

2013

Tranche	Grant Date	Expiry Date	Exercise Price	Balance at start of year	Granted in year	Exercised in year	Lapsed during year	Balance at end of year	Vested and exercisable at end of year
1	14 Sep 2007	13 Sep 2012	$3.61	185,000	—	—	(185,000)	—	—
2	1 Jan 2011	1 Jan 2016	$0.29	152,000	—	—	(62,000)	90,000	90,000
3	15 Mar 2013	13 Mar 2016	$0.30	—	1,000,000	—	—	1,000,000	1,000,000
				337,000	1,000,000	—	247,000	1,000,000	1,090,000
Weighted average exercise price				2.11	0.30	—	2.78	0.30	0.30
Weighted average share price at date of exercise						—

12. SHARE BASED PAYMENTS (cont’d)

(d) Summary of option movements (cont’d)

2012

Tranche	Grant Date	Expiry Date	Exercise Price	Balance at start of year		Granted in year	Exercised in year	Lapsed/ forfeited during year	Balance at end of year	Vested and exercisable at end of year
1	29 Aug 2006	29 Aug 2011	$2.79	21,000		—	—	(21,000)	—	—
2	14 Sep 2007	13 Sep 2012	$3.61	235,000		—	—	(50,000)	185,000	185,000
3	10 Mar 2008	10 Mar 2013	$1.42	25,000		—	—	(25,000)	—	—
5	29 Mar 2010	29 Mar 2015	$0.80	166,667	(1)	—	—	(166,667)	—	—
6	29 Mar 2010	29 Mar 2015	$0.95	166,666	(1)	—	—	(166,666)	—	—
7	29 Mar 2010	29 Mar 2015	$1.05	250,000	(1)	—	—	(250,000)	—	—
8	29 Mar 2010	29 Mar 2015	$1.15	250,000	(1)	—	—	(250,000)	—	—
9	1 Jan 2011	1 Jan 2016	$0.29	327,000		—	—	(175,000)	152,000	152,000
				1,441,333		—	—	(1,104,333)	337,000	337,000
Weighted average exercise price				2.11		—	—	1.06	2.11	2.11
Weighted average share price at date of exercise				—		—	—	—	—	—

(1)Options vest upon fulfilment of share market price conditions; i.e. 30 day VWAP exceeds the share prices of $0.65 in Yr 1, $0.80 in Yr 2, $0.95 in Yr 3, $1.05 in Yr 4; and $1.15 in Yr 5.  166,667 options were forfeited due to non-satisfaction of a market condition while 833,333 options were forfeited on 26 February 2012 following the termination of the CEO position.

The weighted average remaining contractual life of share options outstanding at the end of the period was 2.69 years (2012 – 1.69 years).

2011

Tranche	Grant Date	Expiry Date	Exercise Price	Balance at start of year		Granted in year	Exercised in year	Lapsed/ forfeited during year	Balance at end of year	Vested and exercisable at end of year
1	29 Aug 2006	29 Aug 2011	$2.79	24,000	(1)	—	—	(3,000)	21,000	21,000
2	14 Sep 2007	13 Sep 2012	$3.61	310,000	(2)	—	—	(75,000)	235,000	235,000
3	1 Feb 2008	1 Feb 2013	$2.22	100,000	(3)	—	—	(100,000)	—	—
4	10 Mar 2008	10 Mar 2013	$1.42	25,000		—	—	—	25,000	25,000
5	29 Mar 2010	29 Mar 2015	$0.65	166,667	(4)	—	—	(166,667)	—	—
6	29 Mar 2010	29 Mar 2015	$0.80	166,667	(4)	—	—	—	166,667
7	29 Mar 2010	29 Mar 2015	$0.95	166,666	(4)	—	—	—	166,666	—
8	29 Mar 2010	29 Mar 2015	$1.05	250,000	(4)	—	—	—	250,000	—
9	29 Mar 2010	29 Mar 2015	$1.15	250,000	(4)	—	—	—	250,000	—
10	1 Jan 2011	1 Jan 2016	$0.29	—		—	—	—	327,000	—
				1,459,000		—	—	—	1,441,333	281,000
Weighted average exercise price				2.11		—	—	1.77	2.11	3.35
Weighted average share price at date of exercise				—		—	—	—	—	—

(1) 3,000 options expired during the year. Fort his tranche of options, when an employee resigns the non-vested options immediately vest and then expire three months from the resignation date.

(2) 75,000 options expired during the year. When an employee resigns the vested options expire 3 months from the resignation date.

(3) 100,000 options expired during the year. When an employee resigns the vested options expire 3 months from the resignation date.

(4) Options vest upon fulfilment of share market price conditions; i.e. 30 day VWAP exceeds the share prices of $0.65 in Yr 1, $0.80 in Yr 2, $0.95 in Yr 3, $1.05 in Yr 4; and $1.15 in Yr 5.  166,667 options were forfeited due to non-satisfaction of a market condition.

The fair value of the equity-settled share options granted under the option plans is estimated as at the date of grant using a binomial or other appropriate model taking into account the terms and conditions upon which the options were granted.

12. SHARE BASED PAYMENTS (cont’d)

(d) Summary of option movements (cont’d)

The following table lists the weighted average inputs to the model used in the valuation of the options:

	2013	2012	2011
Expected volatility	42%	—	54.0%
Risk-free rate average	3.28%	—	5.4%
Expected life average (years)	5	—	5 yrs
Dividend yield	—	—	—
Weighted average exercise price	$0.30	—	$0.29
Share price at grant date	$0.22	—	$0.32
Weighted average fair value at grant date	$0.05	—	$0.09

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

(e) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were credits of $7,395 (2012: $123,853; 2011: $83,663)

13. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	2013	2012
	$	$
Trade creditors (i)	177,774	41,552
Unearned revenue (ii)	23,500	966,898
Other creditors (iii)	224,770	347,228
	426,044	1,355,678

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies (US$) - $29,349 (2012: $42,771).

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)    Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii)   Unearned income includes $nil (2012: $942,898) representing payments in advance from Medigen Biotechnology Corp to commence the manufacture of PI-88 in accordance with the Exclusive License and Collaboration Agreement between Medigen and Progen.

(iii)  Other creditors are non-interest bearing and have a term between 30 days and 12 months.

14. PROVISIONS

In accordance with the lease agreement terms, the parent must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term.  For the Darra premises the parent provided nil in the year 2010 as the provision has reached the full estimated cost to restore the facility, i.e. $128,668.

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

	2013	2012
	$	$
Make good provision	128,668	128,668

Employee benefits provision
Long service leave	157,184	128,643
Annual leave	120,231	89,981
	277,415	218,624
	406,083	347,292

Movement in provision

	Make good provision	Annual Leave	Long Service Leave	Total
	$	$	$	$

At 1 July 2012	128,668	89,981	128,643	347,292
Arising during the year	—	30,250	28,541	58,791
Utilised	—	—	—	—
At 30 June 2013	128,668	120,231	157,184	406,083

Current 2013	—	120,231	122,664	242,895
Non-current 2013	128,668	—	34,520	163,188
	128,668	120,231	157,184	406,083

Current 2012	—	89,981	98,544	188,525
Non-current 2012	128,668	—	30,099	158,767
	128,668	89,981	128,643	347,292

15. CONTRIBUTED EQUITY

a) Issued and paid up capital

	2032	2012
	$	$

Ordinary shares fully paid	158,320,862	152,217,594

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

b) Movements in shares on issue

	2013		2012
	Number of	Amount	Number of	Amount
	shares	$	Shares	$

Beginning of the financial year	24,709,097	152,217,594	24,709,097	152,217,594
Issued during the year:
- equity raised through rights entitlement offer (i)	24,709,097	5,188,910	—	—
- equity raised through private placement (ii)	5,867,121	1,232,095	—	—
- less transaction costs	—	(317,737)	—	—

End of the financial year	55,285,315	158,320,862	24,709,097	152,217,594

(i)    Shares allotted from rights entitlement offer announced on 16 April 2013 (“Rights Issue”), were issued on 22 May 2013 and all the transaction costs relate to these shares issued. The rights issue granted eligible shareholders at the record date to subscribe on the basis of one (1) fully paid ordinary share (1:1) in the company for every one (1) share held. The non-renounceable rights had an exercise price of $0.21.

(ii)   Shares allotted under the private placement announced on 27 May 2013, were issued on 29 May 2013. The shares had an exercise price of $0.21.

c) Share options

At 30 June 2013 there were a total of 1,090,000 (2012: 337,000) unissued ordinary shares in respect of which options were outstanding, comprising of:

(i)                Employee and executive share incentive scheme

At 30 June 2013 there were a total of 90,000 (2012: 337,000) unissued ordinary shares in respect of which options were outstanding

(ii)            Options issued to Mercer Capital

As part of the terms of the underwriting agreement on 15 March 2013, Progen issued Mercer Capital 1,000,000 options. The options were issued on 22 May 2013, are exercisable from grant date and have an exercise price of $0.30. Refer to Note 20.

Refer to note 12 for more details on unlisted options.

d) Capital risk management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.

16. ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	2013	2012
	$	$
Beginning of the financial year	(150,104,315)	(146,663,917)
Net loss	(2,092,134)	(3,440,398)
End of the financial year	(152,196,449)	(150,104,315)

Reserves

Employee reserve

The employee reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration.

Employee reserve

	2013	2012
	$	$
Beginning of the financial year	3,488,752	3,364,899
Employee option expense	(7,395)	123,853
Mercer option expense	46,014	—
End of the financial year	3,527,371	3,488,752

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Foreign currency translation reserve

	2013	2012
	$	$
Beginning of the financial year	70,971	72,897
Foreign currency translation	(244)	(1,926)
End of the financial year	70,727	70,971
Total reserves	3,598,098	3,559,723

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and held to maturity investments, trade and other receivables and trade and other payables.

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

The main risks arising from the Group’s financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk.

The Board reviews and agrees policies for managing each of these risks which are summarised below.

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

Credit risk

The Group trades only with recognised, creditworthy third parties. All receivables, including other receivables, are current.

All the Group’s material cash balances are with a large national Australian bank. Although there is a significant concentration of risk with one bank, it has a strong credit rating.

Refer to note 10 for further details on trade and other receivables.

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

The table below reflects all financial liabilities as of 30 June 2013. Financial liabilities are presented at their undiscounted cash flows. Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2013.  The Group had no derivative financial instruments at 30 June 2013.

The remaining contractual maturities of the Group’s financial liabilities are:

	2013	2012
	$	$
6 months or less	426,044	1,355,678

Foreign currency risk

At 30 June 2013, the Group held US$149,574 (2012: US$914,342) in cash deposits.

At 30 June 2013, the Group had the following exposure to US$ currency shown in AU$:

	2013	2012
	$	$
Financial assets
Cash and cash equivalents	163,541	899,855
Financial liabilities
Trade and other payables	29,349	42,771

Net exposure	134,192	857,084

At 30 June 2012, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2013	2012	2013	2012
	$	$	$	$
AUD/USD + 10% (2012: + 10%)	(12,199)	(77,917)	(12,199)	(77,917)
AUD/USD – 10% (2012: - 10%)	14,910	95,232	14,910	95,232

The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $1,447,774 earns interest at floating rates based on daily and “at call” bank deposit rates. Held to maturity investments of $7,115,000 are made for varying periods of between one to six months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to note 9 for details on the Group’s cash and cash equivalents at 30 June 2013.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the reporting date.

At 30 June 2013, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2013	2012	2013	2012
	$	$	$	$
+ 1.0% (100 basis points) (2012: + 2.0%)	85,628	100,463	85,628	100,463
- 1.0% (100 basis points) (2012: - 0.5%)	(85,628)	(25,116)	(85,628)	(25,116)

The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and held to maturity investments. Policy stipulates the type of investment able to be made.  The objective of the policy is to maximise interest income within agreed upon creditworthiness criteria.

Maturity analysis of financial assets and liabilities based on management’s expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group’s overall liquidity risk.

	6 months	6 to12 months	More than 12 months	Total carrying amount as per the statement of financial position	Weighted average effective interest rates
Financial instruments 2013	$	$	$	$	%

Financial assets
Cash and cash equivalents	1,447,774	—	—	1,447,774	4.0%
Short-term investments	3,000,000	—	4,115,000	7,115,000	4.3%
Trade and other receivables	1,577,693	—	—	1,577,693	0.0%
Security deposit	—	—	13,000	13,000	4.1%
	6,025,467	—	4,128,000	10,153,467

Financial liabilities
Trade and other payables	426,044	—	—	426,044	0.0%
	426,044	—	—	426,044
Net maturity	5,599,423	—	4,128,000	9,727,423

17.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

	1 year or less	Over 1 to 5 years	More than 5 years	Total carrying amount as per the statement of financial position	Weighted average effective interest rates
Financial instruments 2012	$	$	$	$	%

Financial assets
Cash and cash equivalents	1,834,442	—	—	1,834,442	0.0%
Short-term investments	3,188,688	—	—	3,188,688	5.5%
Trade and other receivables	1,837,115	—	—	1,837,115	0.0%
Security deposit	13,000	—	—	13,000	5.1%
	6,873,245	—	—	6,873,245

Financial liabilities
Trade and other payables	388,780	—	—	388,780	0.0%
	388,780	—	—	388,780
Net maturity	6,484,465	—	—	6,484,465

18. EXPENDITURE COMMITMENTS

	2013	2012	2011
	$	$	$

Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments
- not later than one year	143,535	143,535	119,612
- later than one and not longer than five years	11,961	143,535	310,993
Aggregate lease expenditure contracted for at statement of financial position date	155,496	287,070	430,605

19.  EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	2013	2012	2011
	$	$	$
The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	65,777	23,737	17,213
Provisions (current)	242,895	188,525	241,373
Provisions (non-current)	34,520	30,099	51,474
	343,192	242,361	310,160

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The parent contributed $159,782 on behalf of employees to superannuation funds for the year ended 30 June 2013 (2012: $228,748; 2011: $276,147).

20. CONTINGENT LIABILITIES AND ASSETS

There are no contingent liabilities or contingent assets at 30 June 2013 that require disclosure in the financial report.

21.  SUBSEQUENT EVENTS

No significant events have occurred after the balance date.

22. AUDITORS’ REMUNERATION

	2013	2012	2011
	$	$	$
(a) Amounts received or due and receivable by BDO(1) for:
Audit or review of the financial reports of the entity
- The Australian financial report of the entity	52,105	44,000	—
(b) Amounts received or due and receivable by PKF’O Connor Davies for:
Audit or review of the financial reports of the entity
- The US financial report of the entity	23,000	25,000	—
	75,105	69,000	—
(c) Amounts received or due and receivable by Ernst & Young for:
- The Australian financial report of the entity	—	—	117,477
- The US financial report of the entity	—	—	50,000
	—	—	167,477
(d) Other non-audit services in relation to the entity(1)	49,779	17,380	—
(e) Other non-audit services performed by other auditor(2)	—	15,939	4,898
	124,884	102,319	172,375

(1)Non-audit services received from BDO for tax services

(2) During prior year, the company received non-audit services from Ernst & Young Taiwan in relation to the tax treatment of payments made by the company’s licensee, Medigen Biotechnology Co.

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) Details of the key management personnel (KMP) during the year

(i)                                    Directors

S. James	Chairman (non-executive)
H.H. Tang	Non-executive Director (appointed Acting Managing Director on 12 July 2013)
W.J. Jiang	Non-executive Director (resigned 12 July 2013)
I. S. Arulampalam	Non-executive Director (appointed 12 July 2013)

(ii)                                Executives

P. Dixon	General Manager — Finance and Company Secretary — resigned 12 October 2012
F. Lankesheer	Director — Business Development and Legal
L. Tillack	Chief Executive Officer — Pharmasynth
B. Lucas	Company Secretary — appointed 12 October 2012
L. Horobin	General Manager — Finance — commenced 23 August 2012

There have been no other changes to the KMP after the reporting date and before the date the financial report was authorised for issue, except as noted above.

(b)  Remuneration of directors and key management personnel

	2013 $	2012 $	2011 $
Short-term employee benefits	835,355	1,026,549	1,698,618
Post-employment benefits	42,722	75,141	104,268
Share-based payments	—	103,873	74,958
Termination payment	—	285,110	39,449
Total key management personnel compensation	878,077	1,490,673	1,917,293

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (con’t)

(b)  Remuneration of directors and key management personnel (con’t)

Table 1: Non-executive directors’ remuneration for the year ended 30 June 2013.

		Short-term			Post- employment		Share- based payment
Directors		Salary and fees $	Cash bonus $	Non monetary benefits $	Super- annuation $	Termination payment $	Options $	Total $
Stuart James	2013	225,469	—	—	4,767	—	—	230,236
	2012	200,246	—	—	18,022	—	—	218,268
Thomas James Burt(1)	2013	—	—	—	—	—	—	—
	2012	18,867	—	—	—	69,000	—	87,867
John Chiplin(2)	2013	—	—	—	—	—	—	—
	2012	8,744	—	—	—	—	—	8,744
Julie Cherrington(2)	2013	—	—	—	—	—	—	—
	2012	10,762	—	—	—	—	—	10,762
Heng Tang	2013	75,568	—	—		—	—	75,568
	2012	75,543	—	—		—	—	75,543
Woei-Jia Jiang(3)	2013	89,285	—	—	8,036	—	—	97,321
	2012	86,396	—	—	7,776	—	—	94,172
Total - Non-executive Directors	2013	390,322	—	—	12,803	—	—	403,125
	2012	400,558	—	—	25,798	69,000	—	495,356

(1) Resigned 30 November 2011

(2) Resigned 22 August 2011

(3) Resigned 12 July 2013

No long term benefits were accrued during the 2012 or 2013 financial year.

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (con’t)

(b)  Remuneration of directors and key management personnel (con’t)

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2013.

		Short-term				Post- employment		Share- based payment
Other key management personnel		Salary and fees $	Cash bonus $		Non monetary benefits $	Super- annuation $	Termination payment $	Options $	Total $	Options Remuneration
Paul Dixon (1)	2013	36,314	—		—	—	—	—	36,314	—
	2012	170,086				1,296		(3,511)	167,871	(2.1)
Darryn Bampton	2013	—	—		—	—	—	—	—	—
	2012	114,552	—		—	10,325	34,629	1,873	161,379	1.2
Susan MacLeman	2013	—	—		—	—	—	—	—	—
	2012	49,863	—		—	11,488	181,481	104,107	346,939	30.0
Fleur Lankesheer	2013	172,698	4,000	(5)	—	17,320	—	—	194,018	—
	2012	170,587	—		—	15,353	—	1,404	187,344	0.7
Leslie Tillack	2013	125,349	14,640	(6)	—	12,599	—	—	152,588	—
	2012	119,380	1,523	(6)	—	10,881	—	—	131,784	—
Blair Lucas (2)	2013	18,406	—		—	—	—	—	18,406	—
	2012	—	—		—	—	—	—	—	—
Lee Horobin(3)	2013	73,626	—		—	—	—	—	73,626	—
	2012	—	—		—	—	—	—	—	—
Total - Other key management personnel
	2013	426,393	18,640		—	29,919	—	—	474,952	—
	2012	624,468	1,523		—	49,343	216,110	103,873	995,317	10.5

(1) Resigned 12 October 2012

(2) Appointed 12 October 2012

(3) Commenced 23 August 2012

(4) Incentive bonus granted on 24 October 2012 based on the achievement of certain non-financial objectives. 100% of the bonus vested and was paid in the 2013 financial year. The bonus paid to Leslie Tillack represents 40% of the available bonus.

(5) Discretionary bonus granted and paid on 29 November 2012 in recognition of contribution efforts to the achievement of significant cost savings in the group insurances. The bonus paid to Fleur Lankesheer represents 100% of the available bonus.

Long service leave benefits accrued and vested to Leslie Tillack during the 2013 financial year amounted to $39,530 (2012: $35,351)

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c)          Option holdings of key management personnel

During the 2013 financial year the following options vested and expired with key management personnel of the Group under the terms of The Progen Directors and Employee Option Incentive Plan.

There were no options granted to key management personnel during the 2013 financial year.

Table 3: Number of options vested and expired during the year for KMP

	Grant date	Expiry date	No. of options vested	No. of options expired	% options vested	% expired
L Tillack	14-Sep-2007	13-Sep-2012	—	50,000	0%	100%

The following table summarises the value of options granted, exercised or expired during the 2013 financial year to directors and key management personnel.

	Value of options granted during the year $	Value of options exercised during the year $	Value of options expired during the year(1) $
P Dixon	—	—	—
F Lankesheer	—	—	—
L. Tillack	—	—	—
B. Lucas	—	—	—
L. Horobin	—	—	—

(1) Value of options that expired during the year (calculated at vesting date fair value).

During the year no options were exercised by directors or key management personnel.

The Board has a policy prohibiting directors or executives entering into contracts to hedge their exposure to options or shares granted as part of their remuneration. The Board periodically requests directors and executives confirm they are in compliance with this policy.

No remuneration consultants were used in the 2013 financial year.

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c)   Option holdings of key management personnel (cont’d)

	Balance at beginning of period				Balance at end of period	At 30 June 2013
	1 July 2012	Granted as remuneration	Options forfeited	Options expired	30 June 2013	Total Vested	Total Non- Vested
Directors
S. B. James	—	—	—	—	—	—	—
H. Tang	—	—	—	—	—	—	—
WJ. Jiang(1)	—	—	—	—	—	—	—
I.S. Arulampalam(2)	—	—	—	—	—	—	—

Executives
P. Dixon(3)	—	—	—	—	—	—	—
F. Lankesheer	30,000	—	—	—	—	30,000	—
L. Tillack	50,000	—	—	(50,000)	—	—	—
B. Lucas(4)	—	—	—	—	—	—	—
L. Horobin(5)	—	—	—	—	—	—	—
Total	80,000	—	—	(50,000)	—	30,000	—

(1) Resigned 12 July 2013

(2) Appointed 12 July 2013

(3) Resigned 12 October 2012

(4) Appointed 12 October 2012

(5) Commenced 23 August 2012

	Balance at beginning of period				Balance at end of period	At 30 June 2012
	1 July 2011	Granted as remuneration	Options forfeited	Options expired	30 June 2012	Total Vested	Total Non- Vested
Directors
S. B. James	—	—	—	—	—	—	—
J. Chiplin(1)	—	—	—	—	—	—	—
J. Cherrington(1)	—	—	—	—	—	—	—
T. J. Burt(2)	—	—	—	—	—	—	—
H. Tang	—	—	—	—	—	—	—
WJ. Jiang	—	—	—	—	—	—	—

Executives
P. Dixon(3)	75,000	—	(75,000)	—	—	—	—
S. MacLeman(4)	583,333	—	(583,333)	—	—	—	—
D. Bampton(5)	40,000	—	(40,000)	—	—	—	—
F. Lankesheer	30,000	—	—	—	—	30,000	—
L. Tillack	50,000	—	—	—	—	50,000	—
Total	778,333	—	(698,333)	—	—	80,000	—

(1) Resigned 22 August 2011

(2) Resigned 30 November 2011

(3) Resigned 12 October 2012

(4) Resigned 26 August 2011

(5) Terminated 28 February 2012

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(d)         Shareholdings of key management personnel

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 12	On exercise of options	Net change other	Balance 30 June 13
Directors
S. B. James	—	—	—	—
H. Tang	1,500	—	62,854	63,354
WJ Jiang(1)	109,626	—	374,174	483,800
I.S. Arulampalam(2)	—	—	—	—

Executives
P. Dixon(3)	—	—	—	—
F. Lankesheer	—	—	—	—
L. Tillack	—	—	—	—
B. Lucas(4)	—	—	—	—
L. Horobin(5)	—	—	—	—
Total	111,126	—	437,028	548,154

(1) Resigned 12 July 2013

(2) Appointed 12 July 2013

(3) Resigned 12 October 2012

(4) Appointed 12 October 2012

(5) Commenced 23 August 2012

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 11	On exercise of options	Net change other	Balance 30 June 12
Directors
S. B. James	—	—	—	—
J. Chiplin(1)	—	—	—	—
J. Cherrington(1)	—	—	—	—
T. J. Burt(2)	—	—	—	—
H. Tang	1,500	—	—	1,500
WJ Jiang	—	—	109,626	109,626

Executives
P. Dixon(3)	—	—	—	—
S. MacLeman(4)	—	—	—	—
D. Bampton(5)	—	—	—	—
F. Lankesheer	—	—	—	—
L. Tillack	—	—	—	—
Total	1,500	—	109,626	111,126

(1) Resigned 22 August 2011

(2) Resigned 30 November 2011

(3) Resigned 12 October 2012

(4) Resigned 26 August 2011

(5) Terminated 28 February 2012

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(e)          Subsidiaries

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiary listed in the following table:

	Country of	% Equity Interest		Investment ($)
Name	Incorporation	2013	2012	2013	2012

Progen Pharmaceuticals Inc.	United States	100	100	3,278,474	3,278,474

PharmaSynth Pty Ltd	Australia	100	100	536,191	536,191

Term and conditions of transactions with subsidiary

The Company has intercompany receivables relating to the subsidiaries.  Intercompany receivables are loans funding intercompany operations with no specific repayment terms and are therefore unlikely to be repaid in 12 months. The loan is an interest bearing loan with 7.05% per annum interest.  Intercompany balances with Progen Pharmaceuticals Inc. have been fully provided for.

(f)  Associates

The Group has a 43% interest in Epi Pharmaceuticals Inc. (2012: 43%), a company incorporated in Delaware which was incorporated to hold the CellGate and other divested assets. The Company has not traded in the period and the investment is carried at a $nil carrying value in the Group (2012: $nil).

Summarised financial information of EPI Pharmaceuticals Inc.

	Assets	Liabilities	Revenue	Loss
	$	$	$	$
2013	—	411,179	—	102,168
2012	—	261,591	—	244,743

In January 2012, the Company issued EPI a Convertible Promissory Note (“Note”) for the principal sum of up to $280,000.00, at an interest rate of simple interest at 7% per annum. In September 2012, the directors and shareholders of EPI decided to dissolve the entity after not being able to find a counterparty to provide ongoing funding to support and develop the assets. Following this decision, Progen does not expect to be repaid the sum loaned under the Note. During the 2013 financial year $106,580 was loaned, which is covered in provision for impairment of receivables and receivables written off during the year as uncollectible and forms part of the Other Expenses line item in the accompanying financial statements.

There were no expenditure commitments contracted for at balance date that were payable but not provided for by the associate. There are no known contingent liabilities.