Form 20-F/A
period 2013-06-30
PROGEN PHARMACEUTICALS LTD
filed 2013-12-12
CIK 943502

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

☐ Yes   ☐ No

EXPLANATORY NOTE

The Company is amending its Annual Report on Form 20-F for the year ended June 30, 2013 (the “Annual Report”) to include a revised redacted version of Exhibit 4.(a)(3), in respect of which a modified confidential treatment request has been filed.

No other changes are being made to the Annual Report, as originally filed, although Exhibits 12.1, 12.2 and 13.1 have been refiled in their current form as of this date. The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing, and the Company has not updated the disclosure as of a later date.

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

Dated: December 12, 2013

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