Form 20-F
period 2014-06-30
PROGEN PHARMACEUTICALS LTD
filed 2014-11-12
CIK 943502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

— OR —

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended June 30, 2014

 — OR —

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from to

— OR —

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission File Number: 000-29228

PROGEN PHARMACEUTICALS LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

Level 18, 101 Collins Street, Melbourne, VIC 3000, Australia
(Address of principal executive office)

Blair Lucas, Company Secretary,
Progen Pharmaceuticals Limited, Level 18, 101 Collins Street, Melbourne, Victoria 3000, Australia
Tel: +61 7 3273 9133, Fax: +61 7 3375 1168
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Ordinary Shares	Name of Each Exchange On Which Registered Australian Securities Exchange and OTCQB

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:
Ordinary Shares: 55,285,315 (as of June 30, 2014)

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

☐ Yes     ☑ No

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

☐ Yes    ☑ No

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

☑ Yes    ☐ No

      Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐Yes    ☑ No

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

      Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP	☑	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

     If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

☐ Item 17     ☐ Item 18

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes     ☐No

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

The following selected consolidated financial data for the five years ended June 30, 2014 should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” below and our financial statements and related notes contained elsewhere in this Annual Report. Our financial statements and related notes have been prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated statement of financial position information as of June 30, 2014 and 2013 and the consolidated statement of comprehensive income data for fiscal 2014, 2013 and 2012 are derived from our audited financial statements included in this annual report. Consolidated statement of financial position information as of June 30, 2010, 2011 and 2012 and consolidated statement of comprehensive income information for fiscal 2011 and 2012 are derived from our audited financial statements which are not included in this annual report.

		For the years ended June 30,
	2010	2011	2012	2013	2014
Consolidated Statement of Comprehensive Income Data:
Revenue	$2,711,471	$3,610,695	$2,834,890	$3,510,103	$5,753,570

Cost of sales	$1,592,003	$2,085,718	$1,620,621	$2,272,807	$2,591,968
Other income	$150,371	$55,752	$56,195	$858,987	$694,888
Research and development expenses	$5,091,919	$2,882,947	$1,455,733	$940,161	$1,394,409
Manufacturing facility expenses	$434,640	$420,665	$1,050,328	$1,240,079	$2,103,622
Administration and corporate expenses	$7,053,169	$4,178,106	$1,813,782	$1,750,134	$2,141,309
Finance costs	$2,930	$3,636	$7,865	$5,115	-
Impairment loss	$2,644,186	$53,911	$1,494	-	-
Other expenses	$1,882,818	$139,170	$381,660	$252,928	$24,095
Net loss from operations	$(15,839,823)	$(6,097,706)	$(3,440,398)	$(2,092,134)	$(1,806,945)
Provision for income tax	-	-	-	-	-
Net loss for the year	$(15,839,823)	$(6,097,706)	$(3,440,398)	$(2,092,134)	$(1,806,945)
Other comprehensive income (loss)
Foreign currency translation	$44,512	$(12,049)	$(1,926)	$(244)	$(178)
Total comprehensive income (loss) for the year	$(15,795,311)	$(6,109,755)	$(3,442,324)	$(2,092,378)	$(1,807,123)
Basic and diluted loss per share (cents per share)	(64.1)	(24.7)	(13.9)	(7.5)	(3.3)

		As of June 30,
	2010	2011	2012	2013		2014
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$3,892,365	$6,332,589	$1,834,442	$1,447,774		$2,981,215
Working capital	$14,376,203	$8,630,252	$5,432,979	$9,616,876		$7,473,911
Total assets	$17,184,275	$12,180,433	$7,375,972	$10,554,638		$9,668,220
Capital stock	$155,583,443	$155,655,390	$155,777,317	$161,918,960		$162,017,316
Accumulated losses	$(140,566,211)	$(146,663,917)	$(150,104,315)	$(152,196,449)		$(154,003,394)
Net assets	$15,017,232	$8,991,473	$5,673,002	$9,722,511		$8,013,922
Shares on issue	24,709,097	24,709,097	24,709,097	55,285,315	[1]	55,285,315	[1]

1 Refer to note 15b

Currencies and Exchange Rates

The Company publishes its consolidated financial statements in Australian dollars. In this Annual Report, references to dollars, “$” or “A$” are to Australian dollars currency and references to “U.S. dollars” or “US$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain Australian dollars into or from U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollars amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of Australian dollars into or from U.S. dollars have been made at $1.00 to US$0.9439, the Buying Rate on June 30, 2014.

The following table sets forth, for the periods and dates indicated, certain information concerning the Buying Rate for Australian dollars expressed in U.S. dollars per $1.00. The period average data set forth below is the average of the Buying Rate on the last day of each full month during the period. On September 30, 2014 the Buying Rate was $1.00 to US$0.87271.

2014 Month End	High	Low
June 30, 2014	0.94393	0.94267
July 31, 2014	0.93892	0.93055
August 31, 2014	0.93458	0.93406
September 30, 2014	0.87647	0.86845

Year end June 30,	Average
2009	0.74803
2010	0.88219
2011	0.98940
2012	1.03270
2013	1.02730
2014	0.91830

Item 3.D.	Risk Factors

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

Until the July 2008 termination of the Phase 3 PATHWAY trial of PI-88 in liver cancer, we were embarking on the global registration of PI-88. Since the termination of this trial, we signed a License and Collaboration Agreement with a Taiwanese company Medigen Biotechnology Corporation (“MBC”) for the worldwide rights of PI-88 in 2010.

MBC is currently conducting a randomized, placebo-controlled multinational Phase III clinical trial called (“PATRON”) designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of hepatocellular carcinoma. The trial will enroll approximately 500 subjects globally with the majority of patients to be enrolled from Asia. Disease free survival is employed as the primary endpoint for efficacy assessment. Other endpoints such as time to recurrence, tumor recurrence rate and overall survival will be measured as secondary endpoints. The PATRON trial has clinical sites open in China, Taiwan and South Korea. MBC completed enrollment of 500 patients for the PATRON trial in December 2013.

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

In July 2014, MBC announced the results of the interim analysis for the PATRON trial. The results suggest that the activity of PI-88 did not achieve the highly significant statistical result which could have allowed Medigen to lodge an accelerated New Drug Application (NDA) with the Taiwan Food and Drug Administration (TFDA). Further analysis of the interim results will be undertaken by Medigen’s independent committee of medical and statistical experts following the availability of data from BioClinica, a United States independent medical imaging company who are engaged to further review patients CT and magnetic resonance scans. The PATRON trial is currently ongoing and at this time is expected to continue until the end of trial at which point a final analysis will reveal whether PI-88 meets its primary endpoint of disease free survival in this life-threatening and unmet area of medical need for which there is currently no approved standard of care for adjuvant therapy.

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

During 2010, the board of directors made the decision to divest the assets acquired in the CellGate transaction in February 2008 to enable the Company to focus on its core strengths – dual mechanism anti-angiogenesis compounds. The CellGate assets which include PG11047, PG11144 and the epigenetics assets, were rolled into a U.S. entity called Epi Pharmaceuticals Inc, in which Progen retained a significant stake. In 2012, the directors and shareholders decided to dissolve Epi Pharmaceuticals Inc after not being able to find a counterparty to provide ongoing funding to support and develop the assets. A Certificate of Dissolution was filed with the Delaware Division of Corporations on 30 October 2012.

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

In September 2011, Progen’s Phase 1a PG545 human clinical trial by subcutaneous administration in advanced cancer patients was put on hold due to unexpected local injection site reactions seen in patients. These reactions appeared to be a very specific side effect in humans and were not seen to this extent in the extensive preclinical animal testing of the drug.

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

In March 2013, Progen announced that they had executed the License Agreement with MBC pursuant to the binding Term Sheet. The specific terms of the License Agreement are in line with industry standards but are subject to commercial confidentiality. Progen received AUD$400,000, net of withholding tax, as an upfront payment pursuant to the License Agreement upon execution of the binding Term Sheet. Progen will receive further milestone payments from MBC as PG545 is developed for HCC and non-oncology indications and royalty payments from sales

Progen conducted further preclinical tests with the view of using an intravenous route (IV) of administration for PG545 moving forward and in August 2013 successfully completed a definitive four-week preclinical toxicology study using IV administration of PG545. The study was conducted in accordance with OECD Good Laboratory Practice (GLP) toxicology.

In October 2013, the Company commenced an open-label, multi-centre Phase 1a study of the safety and tolerability of intravenous infused PG545 in advanced cancer patients. In May 2014, the Company had completed treatment of the first patient cohort where each patient in the group received once-weekly 25mg doses of PG545 for four weeks. In September 2014, the Company had completed treatment of the second patient cohort where each patient in the group received once-weekly 50mg doses of PG545. The study is expected to enroll approximately 25 advanced cancer patients. The Company continues to foster potential partnerships and business relationships with large pharmaceutical and biotechnology companies for the licensing of PG545 in the field of oncology (excluding HCC) once it reaches the value inflection point of proof of concept.

We may experience delays in our clinical trials that could adversely affect our business and operations

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

●	Government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

●	Slower than expected patient recruitment;

●	Our inability to manufacture or prepare, as applicable, sufficient quantities of pharmaceutical product;

●	Unforeseen safety issues; and

●	Lack of efficacy during clinical trials.

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

We may be unable to enroll a sufficient number of patients to complete our clinical trials

Our clinical trials may be suspended at any time for a variety of reasons. Completion of clinical trials depends on, among other things, our ability to enroll a sufficient number of patients, which is a function of many factors, including:

●	the therapeutic endpoints chosen for evaluation;

●	proximity of patients to clinical sites;

●	the eligibility criteria for participation in the clinical trials;

●	the size of the patient population required for meaningful analysis of the trial results;

●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

●	our ability to obtain and maintain patient consents;

●	the risk that patients enrolled in clinical trials will drop out of the trials before completion; and

●	competition for patients by clinical trial programs for other treatments.

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

We may not be successful in performing additional clinical trials in other indications

If our product candidates are approved for one or more initial indications and are successfully commercialized, our strategy calls for the execution of additional clinical trials in other indications. We may not be able to initiate such additional trials due to a number of factors, including the following:

●	we may not have sufficient financial or other resources to undertake such trials;

●	we may be unable to secure sufficient support from leading authorities or influential parties to build trial protocols and support for conduct of a new trial;

●	there may not be sufficient market size to warrant product development in other new indications; and

●	the health care community may believe that our products are limited in use to the already-approved indications.

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

●

Collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

●	Collaborators could independently develop, or develop with third parties, products that could compete with our current and future product candidates;

●	Collaborators may not commit adequate resources to the marketing and distribution of our product candidates, limiting potential revenues from the commercialization of a product;

●	Collaborators may not pursue further development and commercialization of compounds resulting from collaborations or may elect not to continue or renew research and development programs;

●	The terms of our agreements with collaborators may not be favorable to us;

●

Disputes may arise delaying or terminating the research, development or commercialization of our product candidates, resulting in significant litigation or arbitration, or causing collaborators to act in their own self-interest and not in the interest of our shareholders; and

●	Collaborators may terminate their agreements with us if, for example, we fail to meet a required milestone or observe other obligations in those agreements.

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

We are operating with reduced Management oversight which could adversely affect our business and operations

Following Board and Senior Management changes in the last few years the Company has a much smaller Senior Management with an Executive Chairman and is now operating using a virtual business by outsourcing activities such as preclinical and regulatory functions. With less management oversight our business and financial condition may suffer.

We may require substantial additional financing in the future to sufficiently fund our operations, development efforts and research

We have been unprofitable to date and expect to incur losses over the next several years as we continue our drug discovery and development programs and preclinical testing and as we conduct clinical trials of PG545 and our other product candidates. Although our future capital requirements will depend on many factors, the Company estimates that the current cash and cash equivalents are sufficient to fund its on-going operations for at least 24 months from July 2014. This excludes capital requirements outside of normal operating activities.

We cannot, however, make any assurances that such funds will be sufficient to meet our actual operating expenses and capital requirements during this period. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

●	The continued progress of our research and development programs;

●	The timing, scope, results and costs of preclinical studies and clinical trials;

●	The progress of licensing and partnering efforts;

●	The cost, timing and outcome of regulatory submissions and approvals;

●	Determinations as to the commercial potential of our product candidates;

●	Our ability to successfully expand our contract manufacturing services, should we choose to do so;

●	Our ability to establish and maintain collaborative arrangements; and

●	The status and timing of competitive developments.

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

We have a history of operating losses and may not achieve profitability in the near future

We have incurred net operating losses in each year since we began operations in 1989. As of June 30, 2014, we had an accumulated deficit of $154,003,394 primarily attributable to our research and development activities. We expect to incur additional operating losses and to increase our cumulative losses substantially as we expand our research and development and preclinical activities. In addition, further losses are expected to be incurred in the continuation of our drug development programs.

Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel and cultivate key academic and scientific collaborations

We are a company with 34 employees as of October 20, 2014. Our success is highly dependent on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.

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

●	The receipt and timing of regulatory approvals for the uses that we are studying;

●

The establishment and demonstration in the medical community of the safety, clinical efficacy and cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and

●	The pricing and reimbursement policies of governments and third-party payers.

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

Our success depends upon our ability to protect our intellectual property and our proprietary technology

Our success will depend in large part on whether we can:

●	Obtain and maintain patents to protect our own products;

●	Obtain licenses to relevant patented technologies of third parties;

●	Operate without infringing on the proprietary rights of third parties;

●	Protect our trade secrets and know-how; and

●	Retain our valuable scientific staff who are experts on the subject matter.

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

RISKS ASSOCIATED WITH OUR SHARES

Our stock price may be volatile and the U.S. trading market for our ordinary shares is limited

The market price for our ordinary shares, like that of the securities of many other biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

●	The results of preclinical testing and clinical trials by us and our competitors;

●	Developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;

●	Announcements of technological innovations or new commercial products by us and our competitors;

●	Determinations regarding our patent applications and those of others;

●	Publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;

●	Proposed governmental regulations and developments in Australia, the U.S. and elsewhere;

●	Litigation;

●	Economic and other external factors; and

●	Period-to-period fluctuations in our operating results.

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

U.S. holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes

 Based on our audited financial statements and relevant market and shareholder data, we believe we will be classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes for our June 30, 2014 taxable year. There is also a risk that we will be classified as a PFIC for U.S. federal income tax purposes in future years. Our status as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares and warrants and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produce, or are held for the production of passive income. For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business. Because we receive interest and may recognize gains from the sale of appreciated stock, there is a risk that we will be considered a PFIC under the income test described above. In addition, because of our cash position, there is a risk that we will be considered a PFIC under the asset test described above. While we believe that the PFIC rules were not intended to apply to companies such as us that focus on research, development and commercialization of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future. If we were classified as a PFIC, U.S. holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and you are urged to consult your own tax advisors regarding the possible application of the PFIC rules to you in your particular circumstances.

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

●

The respondents were not to cause a general meeting to be convened for a period of 18 months concerning resolutions electing, appointing or removing a director or otherwise affecting the tenure of directors or the composition of the Board;

●

for a period of 18 months, the respondents were to cause their shares to be voted on resolutions electing, appointing or removing a director or otherwise affecting the tenure of directors or the composition of the Board, in accordance with the recommendations of a majority of directors of Progen;

●	for a period of 18 months, the respondents are not to increase their shareholding in Progen, subject to certain exclusions;

●	Progen was to pay Medigen Biotechnology Corp. $1.8 million in full and final settlement of a commercialization milestone arising from a previous agreement; and

●	Progen was to immediately terminate the employment of its then CEO, T Justus Homburg.

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

During the first half of 2010, Progen undertook a strategic review of its assets and the recommendation was made to the Board that the assets acquired in the February 2008 CellGate acquisition (CellGate Assets) should be divested to place a strategic focus on Progen’s core competencies – dual mechanism oncology products.

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

Dr. Woei-Jia Jiang resigned as Non-Executive Director in July 2013. On the same date, Mr. Indrajit Solomon Arulampalam was appointed as a Non-Executive Director. Mr. Heng Tang was also appointed as the Acting Managing Director.

At the Annual General Meeting on 28 November 2013, Mr Stuart James retired as Non-Executive Chairman. Following this, Mr. Indrajit Arulampalam was appointed as Non-Executive Chairman and Hongjen Chang was appointed as Non-Executive Director.

On 14 May 2014, Mr. Heng Tang ceased to be Acting Managing Director of Progen and became Managing Director of wholly-owned subsidiary, PharmaSynth Pty Ltd and Mr. Indrajit Arulampalam became Executive Chairman. Further the company changed its registered office to Level 18, 101 Collins Street, Melbourne, VIC.

We have incurred significant losses since our inception and as of June 30, 2014, our accumulated losses were $154,003,394. We expect to incur additional operating losses for the year ending June 30, 2015 on the development of our clinical product candidate PG545 as well as other potential product candidates.

To date, we have funded our operations primarily through sales of equity securities.

The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: PGL) and on the OTCQB market (OTCQB: PGLA).

Corporate Information

Progen Pharmaceuticals Limited is incorporated under the laws of the Commonwealth of Australia and domiciled in the State of Queensland. Our corporate office is located at Level 18, 101 Collins Street, Victoria 4000. The principal executive office and the manufacturing facility is located at 2806 Ipswich Road, Darra Queensland 4076, Australia. Our telephone number is + 61 7 3273 9133.

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

Products

Our work, together with others, has helped to create a pipeline of innovative products at various stages of development. Progen’s principal day-to-day focus is the development of PG545 which is undergoing evaluation for safety and tolerability in advanced cancer patients and this Phase Ia trial should be completed by mid-2015. Further clinical trials is anticipated to assess PG545 in combination with other anticancer drug(s) and ultimately to test the effectiveness of PG545 in a specific cancer(s) thereafter.

Through licensing agreements with Medigen Biotechnology Corporation, our most advanced drug candidate, known as muparfostat (or PI-88) is currently in Phase III clinical trials for hepatitis-associated liver cancer following curative resection. Medigen’s trial known as the PATRON trial (ClinicalTrials.gov Identifier: NCT01402908) is ongoing. Unfortunately, the cancer recurs in up to 50% of patients and there are no current treatments available for these patients.

We also continue to be interested in the emerging biology heparanase (and its inhibition) and the tumour microenvironment. We maintain some research efforts (termed Early Discovery) and provide assistance to, and possess a small stake in, Beta Therapeutics Ltd.The following table lists the Company’s products currently under development:

Product	Principal Uses	Status	Next Significant Milestone
Muparfostat (PI-88)	Cancer	Phase 3 Clinical Development for adjuvant treatment of hepatocellular carcinoma (undertaken by Medigen)	●Completion of Phase 3 Liver Cancer Trial by Medigen
PG545	Cancer	Phase 1 Clinical Development	●Completion of Phase 1a clinical trial using IV administration ●Data analysis of Phase 1a clinical trial
PG545	Non-oncology and hepatocellular carcinoma	Licensed to Medigen	●Pre-clinical testing
Heparanase Inhibitors in conjunction with Beta Therapeutics	Cancer	Discovery

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

Phase 3 PATRON clinical trial of PI-88

PI-88 is currently in a fully recruited, randomized, placebo controlled Phase III clinical trials (ClinicalTrials.gov Identifier: NCT01402908) to confirm the safety and efficacy of PI-88 in the adjuvant treatment of hepatocellular carcinoma after surgical resection.

Commercialization Strategy for PI-88

Worldwide oncology rights to PI-88 have been licensed to Medigen Biotechnology Corp, who will further develop and commercialize the compound and thus Progen will not undertake any further development in melanoma at this stage.

PG545

PG545 – a novel agent designed to target the tumour microenvironment

PG545 is a proprietary synthetic small molecule created to modulate the tumour microenvironment through multiple mechanisms of action. Building upon Progen’s knowledge on compounds with potent anti-angiogenic and anti-metastatic agents, PG545 emerged from the PG500 series following extensive testing and has now been demonstrated to possess mechanisms that target five key processes within the tumour microenvironment (Figure 1)

Progen scientists and their collaborators have published and presented extensively on PG545 to demonstrate its effectiveness in a variety of cancer models. These findings, culminating from several years of research, now unequivocally reveal PG545’s activity on the following processes critical for cancer development.

1.	Cell invasion and metastasis

PG545 is a competitive inhibitor of heparanase but also recently shown to reduce the expression of heparanase within primary tumours and metastatic tissue. This significantly reduces the formation of metastasis and improves survival in a model of breast cancer.

2.	New blood supply/angiogenesis

PG545 binds to angiogenic growth factors vascular endothelial growth factor (VEGF) and several members of the fibroblast growth factor (FGF) family6 which leads to a reduction in angiogenesis and the function of the blood vessels7. This effect also reduces tumour growth, metastasis and increases survival in models of pancreatic cancer.

3.	Cancer cell growth

Blocking the activity of growth factors such as FGF2 and heparin binding-epidermal growth factor(EGF)-like growth factor (HB-EGF) in ovarian cells is also linked to greater effectiveness of PG545 (especially when administered in combination with chemotherapy) and enhances survival in models of ovarian cancer.

4.	Cancer cell survival

The inhibition of the Wnt protein by PG545 is a new finding currently being submitted for publication in a scientific peer-reviewed journal which further contributes to the unique activity of the compound. The Wnt pathway has recently become of tremendous interest as an avenue of new therapeutic opportunity. Dysregulation of Wnt proteins and its mediator ß-catenin has been implicated in many cancers of the colon, pancreas, ovary, lung, breast, kidney and leukemia and targeting this pathway is a major focus of pharmacological research and development.

5.	Immunomodulation

The latest findings by Progen’s collaborators represent a key advancement for long-term responses against several cancer types. Regulation of the body’s immune cells has long been associated with influencing survival outcomes in cancer patients. PG545 has been demonstrated to stop certain types of immune cell that are considered to promote cancer development. These cells are called macrophages and myeloid-derived suppressor cells (MDSCs) are capable of secreting pro-tumour enzymes including heparanase. However, PG545 has been shown to stop their infiltration into tumours in a model of pancreatic cancer. Emerging data now suggests that PG545 also modulates the immune system leading to the activation of natural killer (NK) cells which are very effective at destroying lymphoma, a form of blood cancer. Taken together, the studies suggest that PG545 can modulate the immune system to improve patient outcomes.

Figure 1: The targets that PG545 interacts with to modulate five key processes within the tumour microenvironment

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

Phase I clinical trial of PG545

In late 2010 the Company opened the study entitled “an open-label, single centre Phase I study of the safety and tolerability of PG545 in patients with advanced tumors”. During the study, patients experienced injection site reactions following sub-cutaneous injection with PG545. In September 2011, the Company decided not to continue with dose escalation and to close the study. Progen reviewed the route of administration and conducted preclinical studies to investigate intravenous injection as an alternative route of administration. In August 2013 the Company successfully completed a definitive four-week preclinical toxicology study using IV administration. PG545 entered a Phase 1 clinical trial in late 2013 to test the safety and tolerability by IV administration in advanced cancer patients. This trial is ongoing and expected to be completed by mid-2015. The primary objective of the study is to determine the maximum tolerated dose as defined by significant dose limiting toxicity. The study also aims to measure the levels of PG545 in the blood of patients and other laboratory tests to learn more about the safety and potential efficacy of PG545.

In May 2014, the Company completed treatment of the first patient cohort where each patient in this group received once-weekly 25mg doses of PG545. No dose limiting toxicities or significant adverse events were reported from the group following at least four weeks of treatment. In September 2014, the Company completed treatment of the second patient cohort where patients received 50mg doses of PG545 at once-weekly intervals for at least four weeks of treatment.

Research and Drug Discovery

Progen continues to be recognised for its contribtuion to the field of heparanase, particularly its role in cancer development and the efforts to create heparanase inhibitors. On 3 December 2013, Progen entered into an Assignment Agreement with Beta Therapeutics Pty Limited (Beta) providing intellectual property know-how on novel heparanase inhibitor small molecules. This allowed Beta to initiate new research with an aim to develop the know-how for use in the diagnosis, prevention or treatment and all pathologies and symptoms associated with Type 1, Type 2 or diabetes complications and inflammation or autoimmune disorders.

This followed a 2011 Diabetes Collaboration Framework Deed with the Australia National University (“ANU”) and ANU Enterprise Pty Ltd. The Deed established a strategic collaboration where ANU will commercialise new diabetes therapeutics based on ANU research conducted by Professor Chris Parish and the research team at the John Curtin School of Medical Research. Beta was established as a spin-off company to drive the commercial development. Progen formally collaborates and consults with the ANU/Beta and holds a small stake in the company.

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

Australian Government Regulation

The steps required before a drug may be approved for marketing in Australia generally include:

●	Preclinical laboratory and animal testing;

●	Submission to the TGA of a clinical trial notification, or CTN, or a clinical trial exemption, or CTX, application for human trials;

●	Submission of an investigators’ brochure and clinical protocols to the independent ethics committee, or IEC, of each institution at which the trial is to be conducted;

●	Adequate and well-controlled clinical trials to demonstrate the safety and efficacy of the product;

●	Development of chemistry, manufacture and control documentation, which demonstrates that the manufacture of the product conforms to GMP guidelines;

●	Submission of the manufacturing, preclinical and clinical data to the TGA; and

●	Approval by the TGA for inclusion in the Australian Register of Therapeutic Goods.

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

●

Phase 1 clinical trials that involve the initial introduction of the drug into human subjects and the exploration of its safety (adverse effects), dosage tolerance, absorption, metabolism, excretion and pharmacodynamics;

●

Phase 2 clinical trials that (i) evaluate the efficacy of the drug for specific, targeted indications, (ii) determine dosage tolerance and optimal dosage, and (iii) identify possible adverse effects and safety risks. Phase 2 trials usually involve studies in a limited patient population; and

●	Phase 3 clinical trials that generally further evaluate clinical efficacy and further test for safety within an expanded patient population sufficient to provide statistically significant data.

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

The Phase 1a clinical trials (sub-cutaneous or intravenous administration) for PG545 are conducted under a CTN application with the TGA.

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

U.S. Government Regulation

FDA approval to market our drug products in the U.S. is expected to be undertaken by us or in conjunction with a commercial partner. The approval process of the FDA and TGA are similar, with substantial requirements for preclinical research, conduct of clinical trials, and manufacture of the product. Human clinical testing of a new drug requires the submission of an IND that must include the results of preclinical studies, together with manufacturing information and analytical data. We cannot make any assurances, however, that submission of an IND will allow us to commence clinical trials. In addition to the IND process, the clinical trial protocol also requires approval by the study sites Institutional Review Board (IRB), a similar process to the IEC review performed for Australian based trials. Furthermore, once trials have commenced, the FDA or IRB may stop the trials, or particular types of trials, by placing a "clinical hold" on such trials because of, for example, concerns regarding the safety of the product being tested. Such holds can cause substantial delay and, in some cases, may require abandonment of a product. In addition, Phase 4 clinical trials may be required by the FDA following initial license approval, to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. These clinical trials are often referred to as "Phase 3/4 post-approval clinical trials." Failure to promptly conduct Phase 4 clinical trials could result in withdrawal of product approval under accelerated approval regulations.

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

Patents

Our success will depend in large part on whether we can:

●	Obtain patents to protect our own products;

●	Obtain licenses to the patented technologies of third parties;

●	Operate without infringing on the proprietary rights of third parties; and

●	Protect our trade secrets and know-how.

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

2.

PG545 – composition of matter compounds and method of use patents have been granted in Australia, Japan, Israel, Singapore, Russia, and South Africa, while patents are pending in various other key jurisdictions. The PG545 composition of matter patents and applications expire in 2028.

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

PI-88 (muparfostat) was out-licensed to Medigen Biotechnology Corp. on June 30, 2010. Under the agreement, Progen’s subsidiary, PharmaSynth, is to provide the technical and manufacturing support to Taiwan-based Medigen Biotechnology Corp. to develop and commercialize muparfostat elsewhere in the world. We are entitled to various milestone payments linked to progression in the development of muparfostat, as well as a royalty on product sales upon commercialization. To date, Progen has received two milestone payments

PG545. Hepatoceullar carcinoma and non-oncology indications for PG545 was out-licensed to Medigen Biotechnology Corp. on 1 March 2013. Under the agreement Medigen will develop and commercialise these indications for PG545 globally. The specific terms of the License Agreement are in line with industry standards but are subject to commercial confidentiality. Progen received AUD$400,000.00 as an upfront payment pursuant to the License Agreement upon execution of the binding Term Sheet. Progen will receive further milestone payments from Medigen as PG545 is developed for HCC and non-oncology indications and royalty payments from sales.

Assignment Agreement. In December 2013 Progen entered into an Assignment Agreement with Beta Therapeutics Pty Limited (“BT”). Under the deal, Progen received payment from BT for assignment of intellectual property know-how on novel heparanase inhibitor small molecules. The intellectual property assignment allows BT to develop the know-how for use in the diagnosis, prevention or treatment and all pathologies and symptoms associated with:

●	Type 1, Type 2 or gestational diabetes; and
●	Inflammation or auto-immune disorders.

Progen received a perpetual, irrevocable, worldwide, royalty free license back from BT to use the know-how in all other fields including oncology. Each party retains ownership to any improvements made to the know-how for use in any field such as developing the hits with medicinal chemistry into lead compounds for pre-clinical and clinical testing.

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

The Company has a 43% interest in Epi Pharmaceuticals Inc., (EPI) a company incorporated in Delaware which was incorporated to hold the CellGate and other divested assets. EPI has not had any transactions in the period and the investment is carried at a $nil carrying value. A certificate of dissolution was filed with the Delaware Corporation on October 30, 2012., The related loan account due from EPI Pharmaceuticals was completely written-off in August 2014.

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

The lease agreement for Progen Pharmaceuticals Ltd and PharmaSynth Pty Ltd’s manufacturing facility and offices with Difran Pty Ltd is currently month to month with a current rental of $152,500 per annum.

The Company leases its corporate office at the registered office address at Level 18, 101 Collins Street, Melbourne, VIC 3000. The lease cost is $68,400 per annum with an initial term of one year and is automatically continued thereafter until terminated by either party.

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

Overview

We have incurred significant losses since our inception and as of June 30, 2014, our accumulated losses were $154,003,394. We devote a substantial portion of our financial resources to fund the development of our cancer product candidates and our drug discovery research efforts. Whether we incur operating losses for the financial year ending June 30, 2015 and beyond, and if so the extent of those losses, depends on research and development efforts, licensing arrangements, success of our cancer product candidates and potential merger and acquisition activity.

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

Years ended June 30, 2014, 2013 and 2012

The functional currency for the Company’s operations is the Australian dollar.

The consolidated operating result for the year ended June 30, 2014 was a loss of $1,806,945, being a decrease of 13.6% over the 2013 loss of $2,092,134. The overall operating result for the year ended June 30, 2012 was a loss of $3,440,398.

The decrease in the loss for 2014 of $285,189 is mainly attributed to the significant increase in contract manufacturing revenues of the manufacturing division of $2,243,467 despite an increase in research and development costs of $454,248 and increase in administrative and corporate expenses of $386,060. The gross profit rate achieved during the year was 55% (2013: 35%) largely as a result of manufacturing efficiency as well as the increase in revenue.

Revenue from Operations

Our consolidated revenue from continuing operations for fiscal 2012, 2013 and 2014 is as follows (in AUD):

	Years Ended June 30,
	2012	2013	2014
Revenue from manufacturing services	$2,008,145	$2,816,281	$5,410,951
License / assignment fee revenue	$510,360	$500,000	$120,000
Interest income	$316,385	$193,822	$222,619
Total revenue from continuing operations	$2,834,890	$3,510,103	$5,753,570

For the fiscal year ended June 30, 2014, revenues from manufacturing services division increased 92.1% to $5,410,951 due mainly to an increase in manufacturing contracts obtained from the group’s licensee, Medigen Biotechnology Corporation and from two regular large customers.

For the fiscal year ended June 30, 2013, revenues from manufacturing services division increased 40.2% to $2,816,281 due to additional manufacturing contracts obtained from new and returning customers.

Interest income increased 15.0% to $222,619 during fiscal year 2014 primarily due to increase in cash and cash equivalents.

Interest income fell by 38.7% to $193,822 during fiscal year 2013 primarily due to reduced funds on deposit due to the operating cash outflows throughout the year until additional funds were obtained from the capital raising in May 2013.

License fee revenue (assignment fees) of $120,000 was realised in 2014 arising from the assignment of intellectual property rights to Beta Therapeutics for know-how on novel heparanase inhibitor small molecules.

License fee revenue in 2013 pertained to upfront fees of the license agreement with the Company’s licensee, Medigen Biotechnology Corporation for the development and commercialisation of PG545.

Research and Development Expenses

Our consolidated research and development expenses for compounds under development and discovery programs are as follows (in AUD):

	Years Ended June 30,
	2012	2013	2014
PI-88	$76,381	$40,625	8,240
PG11047	$62,847	-	-
PG500 Series and Heparanase discovery program	$291,934	$380,171	310,742
General research and development expenses	$1,024,571	$519,365	1,075,427
Total research and development expenses	$1,455,733	$940,161	$1,394,409

In fiscal year 2014, research and development expenditure increased 48.3% to $1,394,409 primarily due to additional R&D staff hired during the year and the commencement of a Phase 1 multi-centre study to test the safety and tolerability of intravenously-infused PG545 in patients with advanced solid tumour.

In fiscal year 2014, we expended $8,240 on the PI-88 Phase 2 Melanoma trial (2013: $40,625; 2012: $76,381) which has completed treatment and the clinical study results announced; expended $1,386,169 (2013: $899,536; 2012: $1,316,505) on PG545, research and drug development activities. There were no expenditures relating to PG11047 in 2014 and 2013. In 2012, a total of $62,847 was booked against the completed PG11047 phase 1b combination study in the U.S.

We commenced a phase 1 clinical trial for our lead drug candidate, PG545 by IV administration in late 2013. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our drugs progress successfully through initial human testing, they may fail in later stages of development. Regulatory agencies, including the FDA and TGA, regulate many aspects of a product candidate’s life cycle, including research and development and pre-clinical and clinical testing. We or the regulatory authorities may suspend clinical trials at any time on the basis that the participants are being exposed to unacceptable health risks. Completion of clinical trials depends on, among other things, the number of patients available for enrollment in a particular trial, which is a function of many factors, including the availability and proximity of patients with the relevant condition. We rely on third parties to conduct clinical trials, which may result in delays and failure to complete trials if the third parties fail to perform or meet applicable standards. Our drug discovery efforts are still in the research phase and have not yet commenced pre-clinical development, which means they have not yet been tested on humans. We will need to commit significant time and resources to develop these product candidates.

Our products will only be successful if:

●	our product candidates are developed to a stage that will enable us to commercialize them or sell related marketing rights to pharmaceutical companies;

●	we are able to commercialize product candidates in clinical development or sell the marketing rights to third parties; and

●	our product candidates, if developed, are approved.

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

Administrative and Corporate Expenses

Administrative and corporate expenses in fiscal year 2014 were $386,060 above fiscal 2013, due to depreciation recognized corresponding to the increase in the property restoration provision of the Darra leased premises, increased management consultancy fees, and the appointment of Acting Managing Director in fiscal 2014.

Administrative and corporate expenses in fiscal year 2013 were $63,648 below fiscal 2012, primarily due to savings from reduced management consultancy fees and group insurances. Further in 2012, cost of options that vested immediately from the termination of CEO position were incurred in addition to the retirement cost paid to a resigned non-executive director.

Rentals on operating leases increased 32.4% to $152,279 due to the new corporate office established in Melbourne and the CPI increase in lease rental of the Darra premises per the tenancy agreement (2013: $90,584). In 2012, savings from the office move was realized resulting from lease termination payment of six months against the double rent provision booked in 2011.

Rentals on operating leases significantly decreased $517,523 or 870% in fiscal 2012 over fiscal 2011 to $59,453. This is due to the savings realized from the office move in September 2011 from Toowong corporate offices to the manufacturing facility at Darra offices including savings from reduced electricity charges.

Rental costs on the Melbourne corporate office and Darra manufacturing facility attributable to Progen Pharmaceuticals Limited are included in Administrative and corporate expenses, whilst rental costs attributable to PharmaSynth are included in Manufacturing facility expenses.

Manufacturing Facility Expenses

In the fiscal year 2014, manufacturing facility expenses increased by 69.6% to $2,103,622 over fiscal 2013 due mainly to options granted to employees in 2014, the appointment of Managing Director for the Manufacturing Division, and increase in building maintenance services resulting from the manufacturing facility upgrade.

In the fiscal year 2013, manufacturing facility expenses increased by 18.1% to $1,240,079 over fiscal 2012.

Other Income

Other income increased 19% to $694,888 in fiscal 2014 compared with $858,987 in fiscal 2013 and $56,195 in fiscal 2012. Research and development refund benefits of $613,503 (2013: $723,278) was received during the financial year as a result of the new Research and Development Tax Incentive Scheme. The decrease was due to less research and development expenses in 2013 than in 2012. Further in2013, there were PI-88 consultancy fees charged to Medigen and an insurance refund was claimed for the company’s storm damaged assets.

The components of Other Income as shown in our statement of comprehensive income (loss) included elsewhere in this Annual Report are (in AUD).

	Years Ended June 30,
	2012	2013	2014
Other income	$56,195	$858,987	$694,888
Total other income	$56,195	$858,987	$694,888

Income Taxes

Due to the Company’s loss position, no income tax expense has been recognized in any period. The Company has tax losses in Australia of $153,612,141 in fiscal 2014 (2013: $151,322,342, 2012: $150,010,418) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. The Company has U.S. federal and state net operating loss carry-forwards of US$8,296,000 and US$63,000, which have a carry forward period between 2028 – 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

Impairment Loss

There were no impairment losses recognized in fiscal years 2014 and 2013. During fiscal 2012, the Company recognized an impairment loss of $1,494 relating to the computer and office equipment write-off following the closure of US office.

Item 5.B.	Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have financed our operations primarily through public and private sales of equity securities totaling approximately $197.7 million in net proceeds. The Company ended the 2014 fiscal year with cash and cash equivalents and held to maturity investments totaling $5,596,215 compared with $8,562,774 at the end of fiscal 2013. Cash and cash equivalents and held to maturity investments at June 30, 2014 were represented by a mix of highly liquid interest bearing investments with maturities ranging from 30 to 180 days and deposits on call. These investments do not constitute any material financial market risk exposure. We believe that these investments do not constitute any material market risk exposure. The majority of cash and cash equivalents and held to maturity investments held at June 30, 2014 were in Australian dollars with the Company maintaining a small balance of U.S. dollars to service its U.S. operating subsidiary, Progen Pharmaceuticals, Inc.

Cash Flows from Operating Activities

Cash of $2,498,474 was disbursed during the year to fund consolidated net operating activities, compared to $2,560,376 in 2013. The increase was due to higher disbursements during 2014 despite increase in volume of trade collections.

Cash Flows from Investing Activities

Cash inflows from investing activities in 2014 included $4,500,000 for the placement of short-term investments (2013: outflows of $3,926,312; 2012: inflows of $926,312); and $467,907 on the purchase of plant and equipment (2013:$49,318; 2012: $77,147).

Cash Flows from Financing Activities

There were no cash flows from financing activities in 2014. Cash inflows from financing activities in 2013 included $5,188,910 being raised through the issuance of ordinary shares from a non-renounceable rights issue of 1:1 and $1,232,095 being raised through a private placement of the Company’s shares.

Funding Requirements

The group expects to incur substantial future expenditure in light of its clinical oncology programs. At present, Progen has undertaken to continue nonclinical development and the Phase 1a clinical development of PG545. In December 2013, the group commenced the Phase 1a clinical trial to test the safety and tolerability of PG545 in advanced cancer patients using an intravenous route of administration. Future manufacturing to produce GMP batches of PG545 will be required for trials beyond the current Phase 1a clinical trial. Assuming PG545 is able to proceed to Phase 1b/and or Phase 2 clinical trials in 2015, the initiation of such studies will be subject to the group obtaining non-dilutive funding such as government research grants and/or undertaking capital raising to fund this further clinical development. The group will also continue to provide assistance for the further development of PI-88 to Medigen Biotechnology Corporation, the group’s licensee.

Future cash requirements will depend on a number of factors, including the scope and results of nonclinical studies and clinical trials, continued progress of research and development programs, the company’s out-licensing activities, the ability to generate positive cash flow from contract manufacturing services, the ability to generate revenues from the commercialisation of drug development efforts and the availability of other funding.

The Company estimates that the current cash and cash equivalents are sufficient to fund its on-going operations for approximately 24 months from the date of this report. This excludes capital requirements outside of normal operating activities.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Refer to Research and Development Expenses under Item 5.A.

Item 5.D.	Trend Information

At June 30, 2014, the Company had $5,596,215 in cash and cash equivalents and held to maturity investments.

Interim Phase III results for PI-88

On 28 July 2014, Medigen Biotechnology Corp. announced the results of the interim analysis carried out on the Phase III PATRON clinical trial for PI-88. The interim analysis results indicated that PI-88 did not meet the primary endpoint of Disease Free Survival. Further analysis of the interim results will be undertaken by Medigen’s independent committee of medical and statistical experts following the availability of data from BioClinica, a United States independent medical imaging company who are engaged to further review patients CT and magnetic resonance scans. The PATRON trial is currently ongoing.

The outcome of the PI-88 PATRON Phase III trial will affect whether the Group obtains future milestone and royalty revenue from the PI-88 license.

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

As of June 30, 2014, we had known contractual obligations and commitments of 1,475,852. Of this amount, $258,073 relates to the payment of our insurance premium, $624,547 relates to research and clinical trial obligation, $192,697 relates to our current operating lease obligations including the lease of our premises, and other commitments of $400,535 which relates to payment obligations under various consulting and advisory agreements.

The following table sets forth our aggregate contractual obligations for the three years following June 30, 2014 (in AUD):

	Payments Due by Period
Contractual obligations	Total	< 1 year	1-3 years
Operating leases	192,697	192,000	697
Research & clinical trial obligation	624,547	474,547	150,000
Insurance premium funding	258,073	258,073	-
Other commitments	400,535	400,535	-
Total	1,475,852	1,325,155	150,697

We do not have any contractual obligations that extend beyond the next three years.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.	Directors and Senior Management

The following table sets forth certain information as of October 20, 2014 about our directors and key management personnel:

Name	Position
Mr. Indrajit Arulampalam	Non-Executive Director (appointed 12 July 2013), Chairman (appointed 29 November 2013), and Executive Chairman (appointed 14 May 2014)
Dr. Hongjen Chang	Non-Executive Director (appointed 29 November 2013)
Mr. Heng Hsin Tang	Non-Executive Director (until 11 July 2013), Acting Managing Director (appointed 12 July 2013 until 14 May 2014), and Managing Director of PharmaSynth (appointed 14 May 2014)
Mr. Blair Lucas	Company Secretary
Mr. Lee Horobin	General Manager Finance
Mr. Les Tillack	Chief Executive Officer - PharmaSynth Pty Ltd
Ms. Fleur Lankesheer	Director of Legal & Business Development
Dr. Keith Dredge	Director of Drug Development (commenced 19 August 2013)

Directors and Key Management Personnel in office at the date of this report

Mr Heng Hsin Tang has a bachelor’s degree in Civil Engineering with honors, and an MBA from the University of Queensland. Mr Tang has more than 10 years’ experience in project and financial management in engineering and property development, specializing in feasibility studies, cash-flow management, structural finance and acquisitions for major projects.

Mr Indrajit Solomon Arulampalam is the current Chairman of Euro Petroleum Limited (Australian public company), a Melbourne based businessman with over 20 years of extensive experience in corporate restructuring, capital raising,  listing and running of public companies  on the ASX. Having started his career in Accounting, he spent more than 8 years with Westpac Banking Corporation in several key operational and strategic Banking roles before joining boards of public companies.

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

In May 2010, Mr Arulampalam co-founded ASX listed potash mining and exploration company Fortis Mining Ltd (ASX: FMJ). As the Executive Chairman, he was instrumental in the company's acquisition of world class potash assets in Kazakhstan, a monumental deal which ultimately led to the company being awarded “IPO of the Year 2011”.  Mr Arulampalam was also previously the Chairman of ASX listed companies  Great Western Exploration Ltd (ASX: GTE) and Medicvision Limited (ASX : MVH)

Dr Hongjen Chang is an experienced life sciences venture capitalist and is known for his expertise in systems. He is currently the Chairman and CEO of YFY Biotech Management Company (“YFY”) and President and CEO of Taiwan Global Biofund (“TGB”). YFY is one of the leading biotechnology investment companies in Taiwan and manages TGB, a ~US$70 million fund, and SME BioFund, a government sponsored matching fund. Dr Chang has sixteen years’ experience in government in the Department of Health, Taiwan holding a variety of positions including Deputy Minister, President and CEO of the Bureau of National Health Insurance and Director General of the Center of Disease Control. Dr Chang has a medical degree from National Yang-Ming Medical College, a Master of Science in Public Health from National Taiwan University, and a Master of Health Policy and Management from Harvard School of Public Health.

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

Ms Fleur Lankesheer joined Progen as the Director of Legal & Business Development in mid-2010.  Fleur was previously a Commercialisation Manager and In-house Intellectual Property Manager with Otago Innovation Ltd.  Otago Innovation is the commercialisation office for the University Of Otago in Dunedin, New Zealand.  She was also the Business Development Manager for a subsidiary start-up company, Immune Solutions Ltd. Fleur has principally been involved in new chemical and biological entities, biomarkers, diagnostics and medical devices. Fleur has a Bachelor of Science (Biochemistry/Genetics) and a Bachelor of Laws from the University of Otago, and has ten years' post admission legal experience.

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

Directors who were in office during the year, but not at June 30, 2014:

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

Dr Woei-Jia Jiang is a bio-entrepreneur with more than 20 years’ experience in the pharmaceutical and biotechnology industries working in research, corporate advisory and various senior management roles. Currently he is the Managing Director of Wholesome Biopharm Pty Ltd, a Melbourne-based biotechnology company focused on the development of innovative asthma treatments.  Dr. Jiang was a co-founder of Metabolic Pharmaceuticals Limited, now Calzada Limited when his co-invention of AOD9604 was out-licensed to Circadian Technologies Limited and he has also consulted to biotechnology companies locally and internationally, including former Meditech Research Limited (now Alchemia Oncology Pty Ltd., a subsidiary of Alchemia Limited. Dr. Jiang received his BSc and MSc (Chemistry) degrees from National Cheng-Kung University in Taiwan and PhD (Biochemistry) degree from Monash University, Australia.

Our executive officers are appointed by, and serve at the pleasure of, our board of directors. There are no family relationships among our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

Item 6.B.	Compensation

The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2014:

Table 1: Directors’ remuneration for the year ended June 30, 2014.

Directors		Short term			Post- employment	Long term benefits	Share- based payment
		Salary and fees[6] $	Cash bonus $	Non monetary benefits $	Super- annuation $	Long service leave[7]	Options $	Total $
Stuart James[1]	2014	94,375	-	-			-	94,375
	2013	225,469	-	-	4,767		-	230,236
Indrajit Aruampalam[2]	2014	75,906	-	-	-		-	75,906
	2013	-	-	-	-		-	-
Woei-Jia Jiang[3]	2014	3,360	-	-	311		-	3,671
	2013	89,285			8,036			97,321
Heng Tang[4]	2014	177,771	-	-	15,804	225	-	193,800
	2013	75,568	-	-	-		-	75,568
Hongjen Chang[5]	2014	35,231	-	-	-	-	-	35,231
	2013	-	-	-	-	-	-	-
Total - Non-Executive Directors[8]	2014	208,872	-	-	311	-	-	209,183
	2013	390,322	-	-	12,803	-	-	403,125
Total Executive Directors	2014	177,771	-	-	15,804	225	-	193,800
	2013	-	-	-	-	-	-	-

1 Retired 28 November 2013

2 Appointed 12 July 2013

3 Resigned 12 July 2013

4 Appointed as Acting Managing Director of Progen Pharmaceuticals from 12 July 2013 until 14 May 2014 and from 14 May 2014 was appointed Managing Director PharmaSynth and stepped down as Acting Managing Director. No Directors fees were paid during the 2014 financial year.

5 Appointed 29 November 2013

6 Includes changes in accruals for annual leave

7 This pertains to the movements in long service leave provision

8 This includes Indrajit Arulampalam as he did not receive any compensation for his executive role as Executive Chairman and has not entered into a service contract with the Company for the role.

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2014.

		Short term			Post employment	Long term benefits	Share- based payment
Other key management personnel		Salary and fees[4] $	Cash bonus $	Non monetary benefits $	Super- annuation $	Long service leave[5]	Options $	Total $	Options Remune- ration %
Paul Dixon [1]	2014	-	-	-	-		-	-	-
	2013	36,314	-	-	-			36,314	-
Fleur Lankesheer	2014	167,642		-	24,314	1,790	5,722	199,468	2.9
	2013	172,698	4,0005	-	17,320		-	194,018	-
Leslie Tillack	2014	140,828	5,4843	-	12,450	3,997	11,444	174,203	6.57
	2013	125,349	14,6404	-	12,599		-	152,588	-
Blair Lucas	2014	45,727	-	-	-	-	-	45,727	-
	2013	18,406	-	-	-		-	18,406	-
Lee Horobin	2014	104,089	-	-	-	-	-	104,089	-
	2013	73,626	-	-	-		-	73,626	-
Keith Dredge[2]	2014	154,286			22,265	212	7,635	184,398	4.1
	2013	-	-	-	-	-	-	-	-
Total - Other key management personnel	2014	612,572	5,484	-	59,029	5,999	24,801	707,885	-
	2013	426,393	18,640	-	29,919		-	474,952	-

1 Resigned 12 October 2012

2 Commenced 19 August 2013

3 Incentive bonus granted on 9 December 2013 based on the achievement of certain non-financial objectives. 100% of the bonus vested and was paid in the 2014 financial year. The bonus paid to Leslie Tillack represents 20% of the available bonus.

4 Includes changes in accrual for annual leave

5This pertains to the movements in long service leave provision

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

Audit Committee. At October 20, 2014, our audit committee are assumed by the whole board being Dr. Hongjen Chang, Mr. Heng Tang and Mr. Indrajit Arulampalam (Chair).The authority and responsibilities of our audit committee are set forth in its charter and includes:

●	The appointment, compensation, retention, and oversight of the work of the independent auditors who report directly to the audit committee;

●	The approval of all audit and non-audit engagements and fees with the independent auditors;

●	The authority to engage, without board approval, independent legal counsel and other advisors, at the Company’s expense, as deemed necessary to carry out its duties;

●	Reviewing and monitoring the framework of our internal controls and the objectivity of our financial reporting;

●	Oversight of the adequacy and effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures;

●

Reviewing, prior to filing, our unaudited interim or audited annual financial statements and discussing the statements and reports with our management and the independent auditors, including any significant adjustments, management judgments and estimates, new accounting policies and disagreement with management;

●	Reviewing and discussing with management the Company’s interim and year-end earnings press releases prior to the release being issued; and

●	Establishing and reviewing procedures for complaints received by us regarding accounting matters.

Remuneration Committee. At 30 June 2014, the responsibilities of our remuneration committee are assumed by the full board. The function of our remuneration committee includes:

●

Reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation arrangements for management and other personnel, including the granting of options under our option plans;

●	Establishing and reviewing general compensation policies with the objective to attract and retain superior talent, reward individual performance and achieve our financial goals; and

●	Advising and consulting with our executive officers regarding managerial personnel and development.

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

The current termination notice periods included in the service agreements with key management personnel are detailed below:

F Lankesheer, Director of Business Development and Legal

●	Term of agreement – unlimited, capable of termination on notice of 12 weeks.
●	Base salary, inclusive of superannuation, of $204,095, last reviewed on 17 July 2014

L Tillack, Chief Executive Officer - PharmaSynth

●	Term of agreement – unlimited, capable of termination on notice of 26 weeks.
●	Base salary, inclusive of superannuation, of $175,200, last reviewed on 17 July 2014
●	Short term incentive per annum, of an amount equal to 2% of salary pool and variable bonuses based on the achievement of certain financial and non-financial operational objectives

B Lucas, Company Secretary

●	Term of consultancy agreement – variable depending on completion of projects
●	Consulting fees paid on a monthly rate
●	No allowance for a termination payment

L Horobin, GM Finance

●	Term of consultancy agreement – variable depending on completion of projects
●	Consulting fees paid on a monthly rate
●	Capable of termination on notice of 3 months.

H Tang, Acting Managing Director

●	Term of agreement – unlimited, capable of termination on notice of 4 weeks
●	Base salary, inclusive of superannuation, of $215,869, paid at a pro-rata rate of 0.8FTE and includes $60,000 Directors fees, last reviewed on at 17 July 2014
●	Short term incentive per annum, of an amount equal to 30% of the base salary (plus superannuation) based on the achievement of the strategic and operational objectives

K Dredge, Director of Drug Development

●	Term of agreement – unlimited, capable of termination on notice of 12 weeks.
●	Base salary, inclusive of superannuation, of $204,095 last reviewed on 17 July 2014

Item 6.D.	Employees

The number of persons, including executive directors, employed by the Company as of June 30, 2014, 2013 and 2012, broken down by activity is shown below:

	As of June 30,
	2012	2013	2014
Management and administration	2	7	12
Research and development	5	2	3
Manufacturing	13	19	21
Total	20	28	36

All employees are based at our research and manufacturing facility at Darra, Queensland.

None of our employees are represented by a labor union, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Item 6.E.	Share Ownership

The following table sets forth, for each director or senior executive of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of October 20, 2014.

Name	Number of Issued Ordinary Shares	Percentage of Issued Ordinary Shares (1)	Number of Ordinary Shares Issuable Pursuant to Options
Heng Hsin Tang	117,354	0.21%	-
Hongjen Chang	-	-	-
Indrajit Arulampalam	40,000	0.07%	-
Blair Lucas	-	-	-
Lee Horobin	-	-	-
All directors and executive officers As a group (5 persons)	157,354	0.28%	-

Option Plans

The following director and employee option plans were in existence during the fiscal year ended June 30, 2014. The plans are overseen by the Remuneration Committee which determines the terms under which eligible individuals may participate. There were a total of 741,200 share options granted during the 2014 financial year.

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

In November 2010, our shareholders approved the directors and employee option incentive plan. All our directors and all employees, whether full time or part time, are eligible to participate in this plan. The minimum exercise price of options granted under this plan shall not be less than the average closing share price as recorded on the Australian Securities Exchange in the five business days preceding the grant of those options. The expiry date of options issued under this plan cannot exceed 10 years from the date of grant. As of September 23, 2014, there were outstanding options to purchase an aggregate of 831,200 ordinary shares under this plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED party TRANSACTIONS

Item 7.A.	Major Shareholders

The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 5% or more of the Company’s ordinary shares, as of October 9, 2012, October 16, 2013 and October 17, 2014 each being the most recent practicable date before reporting for the last three fiscal years.

	2012		2013		2014
Name	# of Shares	% of issued shares	# of Shares	% of issued shares	# of Shares	% of issued shares
BNP Paribas Nominee Pty Ltd (EFG Bank AG DRP)	-	-	-	-	7,745,570	14.01
TBG Inc.(1)	-	-	6,700,000	12.12	6,700,000	12.12
HSBC Custody Nominees (Australia) Limited	-	-	-	-	5,312,116	9.97
JP Morgan Nominees Australia Limited	-	-	7,803,774	14.11	-	-
Medigen Biotechnology Corp (2)	2,096,482	8.48	4,192,964	7.58	4,192,964	7.58
Su Hua Chuang, Fu Ying Wang, Fu Mei Wang, Pai-Mao Lin (3)	2,122,781	8.59	-	-	-	-
CCH Investment Corp & Tzu Liang Huang (4)	1,243,251	5.03	-	-	-	-

(1)	Substantial holder notice lodged 29 May 2013
(2)	Change of substantial holding notice lodged 29 May 2013
(3)	Ceasing to be a substantial shareholder notice lodged 30 May 2013
(4)	Ceasing to be a substantial shareholder notice lodged 5 June 2013

As of October 20, 2014, a total of 1,824,224 ordinary shares (or 3.3% of the total number of our ordinary shares then outstanding) were held by five registered holders with registered addresses in the United States. As the majority of these ordinary shares were held by brokers or other nominees, the number of record or registered holders in the U.S. is not representative of the number of beneficial holders in the U.S. or of the residence of the beneficial holders. There are no different voting rights for major shareholders.

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

Except as disclosed herein and elsewhere in this Annual Report, there were no material transactions to which we were a party and in which any of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) were involved since July 1, 2014.

None of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) was indebted to us at any time since July 1, 2014.

ITEM 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

Our audited financial statements and related notes for our fiscal years ended June 30, 2012, 2013 and 2014 are contained on pages F-1 through F-37 of this Annual Report.

Export Sales

The following table indicates the percent of revenues derived from export:

	For the Years Ended June 30,
	2012	2013	2014
Contract manufacture export revenues	$232,075	$1,528,948	$3,288,783
% of total revenues derived from export	8.2%	43.6%	57.1%

The percentage of contract manufacturing revenues derived from customers outside Australia fluctuates as these contracts are typically ad-hoc in nature.

In fiscal 2014, we derived 19.8% of our total revenues from one Australian-based customer, Pfizer Animal Health. In fiscal 2013 and 2012, we derived 23.0% and 32.0%, respectively, of our total revenues from this same customer.

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

Corporate restructure

Dr. Woei-Jia Jiang resigned as Non-executive Director in July 2013. On the same date, Mr. Indrajit Solomon Arulampalam was appointed as a Non-executive Director. Mr. Heng Tang was also appointed as the Acting Managing Director.

At the Annual General Meeting on 28 November 2013, Mr Stuart James retired as Non-Executive Chairman. Following this, Mr. Indrajit Arulampalam was appointed as Non-Executive Chairman and Hongjen Chang was appointed as Non-Executive Director.

On 14 May 2014, Mr. Heng Tang ceased to be Acting Managing Director of Progen and became Managing Director of wholly-owned subsidiary, PharmaSynth Pty Ltd and Mr. Indrajit Arulampalam became Executive Chairman. Further the company changed its registered office to Level 18, 101 Collins Street, Melbourne, VIC.

Except as disclosed elsewhere in this Annual Report, no significant change has occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

Item 9.C.	Markets

The principal non-United States trading market for our ordinary shares is the Australian Securities Exchange, or the ASX, under the code "PGL". Our ordinary shares are also quoted on the OTCQB Market under the symbol "PGLA".

Price Range of Ordinary Shares

Australian Securities Exchange (ASX)

The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2010	0.85	0.59	2,887,100
Fiscal year 2011	0.47	0.22	2,788,900
Fiscal year 2012	0.29	0.12	1,855,200
Fiscal year 2013	0.30	0.14	2,096,500
Fiscal year 2014	1.29	0.15	5,239,600

Quarterly Data:
Third Quarter 2012	0.29	0.14	390,400
Fourth Quarter 2012	0.30	0.23	734,100
First Quarter 2013	0.30	0.18	463,300
Second Quarter 2013	0.26	0.15	508,700
Third Quarter 2013	0.27	0.15	1,147,100
Fourth Quarter 2013	0.27	0.19	810,000
First Quarter 2014	1.29	0.25	2,027,000
Second Quarter 2014	1.12	0.80	1,255,500
Third Quarter 2014	1.26	0.19	7,513,800

Monthly Data:
June 2014	0.93	0.80	168,500
July 2014	1.26	0.20	5,354,600
August 2014	0.25	0.19	1,460,700
September 2014	0.28	0.20	698,500

OTCQB Market (formerly listed on Nasdaq Capital Market)

The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the NASDAQ Capital Market (to July 2, 2010) and the OTCQB Market (from July 5, 2010 onwards) during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2010	0.75	0.18	884,400
Fiscal year 2011	0.35	0.20	325,500
Fiscal year 2012	0.26	0.12	165,000
Fiscal year 2013	0.29	0.12	311,200
Fiscal year 2014	1.28	0.09	2,315,700

Quarterly Data:
First Quarter 2011	0.35	0.25	73,900
Second Quarter 2011	0.35	0.20	35,800
Third Quarter 2011	0.26	0.20	39,700
Fourth Quarter 2011	0.20	0.12	44,200
First Quarter 2012	0.24	0.12	68,100
Second Quarter 2012	0.22	0.13	13,000
Third Quarter 2012	0.20	0.12	41,300
Fourth Quarter 2012	0.26	0.17	62,800
First Quarter 2013	0.26	0.20	10,000
Second Quarter 2013	0.29	0.17	197,100
Third Quarter 2013	0.22	0.09	1,647,400
Fourth Quarter 2013	0.25	0.17	135,400
First Quarter 2014	1.28	0.22	413,700
First Quarter 2014	1.11	0.72	119,200
First Quarter 2014	1.86	0.19	719,200

Monthly Data:
June 2014	0.92	0.72	32,000
July 2014	1.86	0.20	243,900
August 2014	0.28	0.20	181,300
September 2014	0.27	0.19	294,000

On October 17, 2014, the closing sales price of the ordinary shares as reported on the ASX and the OTCQB Market was AU$0.17 and US$0.17, respectively.

ITEM 10.	ADDITIONAL INFORMATION

Item 10.A.	Share Capital

The Company did not raise capital in 2014. In May 2013 the Company issued 24,709,097 ordinary shares at $0.21 pursuant to a non-renounceable rights issue of 1:1 and 5,867,121 ordinary shares at $0.21 pursuant to a private placement.

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

General

As of October 20, 2014, we had 55,285,315 ordinary shares outstanding. No ordinary shares are held by or on behalf of Progen.

Our directors and senior management also hold 260,000 outstanding options to purchase ordinary shares which are exercisable at various dates and for various exercise prices into fully paid ordinary shares.

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

License and Collaboration Agreement with Medigen Biotechnology Corp. – PI-88

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

Beta Therapeutics Assignment Agreement

On 3 December 2013, Progen entered into an Assignment Agreement with Beta Therapeutics Pty Limited (“BT”). Under the deal, Progen received payment from BT for assignment of intellectual property know-how on novel heparanase inhibitor small molecules.

The intellectual property assignment allows BT to develop the know-how for use in the diagnosis, prevention or treatment and all pathologies and symptoms associated with:

●	Type 1, Type 2 or gestational diabetes; and
●	Inflammation or autoimmune disorders.

Progen receives a perpetual, irrevocable, worldwide, royalty free license back from BT to use the know-how in all other fields including oncology. Each party will retain ownership to any improvements made to the know-how for use in any field such as developing the hits with medicinal chemistry into lead compounds for pre-clinical and clinical testing.

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

We have not paid any cash dividends since our inception and we do not anticipate the payment of cash dividends in the foreseeable future. Additionally, we expect to incur additional operating losses until products arising from our research and development programs are successfully commercialized. See "Item 8.A. Financial Statements and Other Financial Information–Dividend Policy."

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

As used below, a “U.S. Holder” is a beneficial owner of an ordinary share or warrant that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of an ordinary share or warrant that is (i) a non-resident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. Holder. This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold ordinary shares through such entities. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of ordinary shares or warrants, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of ordinary shares or warrants that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of purchasing, holding and disposing of ordinary shares or warrants.

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

Allocation of Purchase Price Between Ordinary Shares and Warrants

A U.S. Holder that purchased our ordinary shares and warrants as a unit on their initial issuance generally will be required to allocate the purchase price of such unit between each ordinary share and each warrant that comprised the unit based on the relative fair market value of each. Of the purchase price for any unit that we offered, we allocated a portion to each ordinary share and to each warrant comprising part of such unit, as described in the prospectus supplement relating thereto. For U.S. Holders that purchased our ordinary shares and warrants as a unit on their initial issuance, the price allocated to each ordinary share and each warrant generally will be such U.S. Holder’s tax basis in such share or warrant, as the case may be. While uncertain, the IRS, by analogy to the rules relating to the allocation of the purchase price to components of a unit consisting of debt and equity, may take the position that our allocation of the purchase price will be binding on a U.S. Holder of a unit, unless the U.S. Holder explicitly discloses in a statement attached to the U.S. Holder’s timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the unit that the U.S. Holder’s allocation of the purchase price between each ordinary share and each warrant that comprise the unit is different than our allocation. Our allocation would not, however, be binding on the IRS.

Each U.S. Holder that purchased our ordinary shares and warrants as a unit on their initial issuance is urged to consult their own tax advisor with respect to the risks associated with an allocation of the purchase price between the ordinary shares and warrants that is inconsistent with our allocation of the purchase price.

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

Subject to certain exceptions for short-term and hedged positions, any dividend that a non-corporate holder receives on an ordinary share will be subject to a tax rate of 20% if the dividend is a “qualified dividend.” A dividend on an ordinary share will be a qualified dividend if (i) either (a) the ordinary shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the U.S. Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a PFIC. The ordinary shares were listed on the Nasdaq Capital Market until July 2, 2010, and are now tradable on the OTC QB Market, which should qualify them as readily tradable on an established securities market in the United States. In any event, the income tax treaty between Australia and the U.S. (the “Treaty”) satisfies the requirements of clause (i)(b), and, although the matter is not free from doubt, we believe that we should be a resident of Australia entitled to the benefits of the Treaty. However, because the facts relating to our entitlement to the benefits of the Treaty can change over time, there can be no assurance that we will be entitled to the benefits of the Treaty for any taxable year. As discussed above, qualified dividends do not include dividends paid by a company which was a PFIC in the year prior to the year the dividend was paid or in the year the dividend is paid. Based on our audited financial statements and relevant market and shareholder data, we believe that we were a PFIC for U.S. federal income tax purposes for our June 30, 2013 taxable year. Based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we believe that it is likely we were not a PFIC for our taxable year which ended June 30, 2014, but that conclusion is not free from doubt. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable year. Moreover, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. Holder held an ordinary share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ordinary share, the ordinary share remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that that rule will apply for purposes of determining whether an ordinary share is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.

Even if dividends on the ordinary shares would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate U.S. Holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished such non-corporate U.S. Holder’s risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates. A non-corporate holder that receives an extraordinary dividend eligible for the reduced qualified dividend rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a non-corporate holder’s deductible investment interest expense, a dividend is treated as investment income only if the non-corporate holder elects to treat the dividend as not eligible for the reduced qualified dividend tax rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced qualified dividend tax rates apply to reflect the reduced rates of tax.

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

Non-U.S. Holders.   A dividend paid to a Non-U.S. Holder on an ordinary share will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. Holder within the United States (and is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. taxation on a net income basis on income from the ordinary share). A Non-U.S. Holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. Holder. A corporate Non-U.S. Holder may also be subject under certain circumstances to an additional “branch profits tax” on such effectively connected dividend, the rate of which may be reduced pursuant to an applicable income tax treaty.

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

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. If the terms of a warrant provide for any adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant, such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to a U.S. Holder of the warrant. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to a U.S. Holder of the warrant. A constructive distribution to a U.S. Holder generally will be taxed in the manner described above under “U.S. Federal Income Tax Considerations-Taxation of Distributions,” although it is unclear whether a constructive distribution on a warrant that is taxed as a dividend to a non-corporate holder of the warrant would be eligible for the reduced qualified dividend tax rates (in the event they were otherwise available). If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. U.S. Holders who exercise a warrant other than by paying the exercise price in cash are urged to consult their own tax advisors regarding the tax treatment of such an exercise, which may vary from that described above.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we likely were not a PFIC for our June 30, 2014 taxable year but that conclusion is not free from doubt. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for our current taxable year or any future taxable year.

In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. Passive assets are those assets that are held for production of passive income or do not produce income at all. Thus cash will be a passive asset. Interest, including interest on working capital, is treated as passive income for purposes of the income test. Without taking into account the value of its goodwill, for its taxable year ending June 30, 2014, more than 50% of the Company’s assets by value would be passive so that the Company would be a PFIC for such taxable year unless such goodwill can be considered an active asset. The Company believes that its goodwill should be attributable to its activities that will generate active income and thus should be treated as an active asset. The Company also believes that its goodwill should be valued based on the Company’s market capitalization and therefore should have had a sufficiently high value so that less than half the Company’s assets by value would be passive for its taxable year ending June 30. 2014. However, this conclusion is not free from doubt and is based upon certain increases in the market capitalization of the Company, as calculated at the end of each quarter period, for its taxable year ending June 30, 2014. The determination of whether a foreign corporation is a PFIC is a factual determination made annually, and with respect to the asset test, is based in part on the market capitalization of the Company, and is therefore subject to change. Subject to exceptions pursuant to certain elections that generally require the payment of tax, once stock or a warrant in a foreign corporation is classified as stock or a warrant in a PFIC in the hands of a particular shareholder that is a U.S. person, it remains stock or a warrant in a PFIC in the hands of that shareholder.

Unfavorable tax consequences for a U.S. Holder can occur if we are treated as a PFIC for any year while such U.S. Holder owns ordinary shares or warrants. Certain of these tax consequences can be mitigated with respect to a U.S. Holder’s ordinary shares (but not a U.S. Holder’s warrants) if the U.S. Holder makes, or has made, a timely qualified electing fund election or election to mark to market the holder’s ordinary shares, and such election is in effect for the first taxable year during which the U.S. Holder owns ordinary shares that we are a PFIC. If we are treated as a PFIC, and neither election is made, then contrary to the tax consequences described in “U.S. Federal Income Tax Considerations-Taxation of Distributions” and “U.S. Federal Income Tax Considerations-Taxation of Capital Gains” above, in any year in which the U.S. Holder either disposes of an ordinary share or a warrant at a gain or receives one or more “excess distributions” in respect of our ordinary shares, special rules apply to the taxation of the gain or the excess distributions. For purposes of these rules, a U.S. Holder will be treated as receiving an “excess distribution” to the extent that actual or constructive distributions received in the current taxable year exceed 125% of the average distributions (whether actual or constructive and whether or not out of earnings and profits) received by such U.S. Holder in respect of our ordinary shares during the three preceding years or, if shorter, the U.S. Holder’s holding period. A disposition of an ordinary share or a warrant, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules (but generally should not include the exercise of a warrant, as discussed below). The gain or the excess distributions must be allocated ratably to each day the U.S. Holder has held the ordinary share or the warrant, as the case may be. Amounts allocated to each year are taxable as ordinary income in their entirety (and are not eligible for the reduced qualified dividend rates) and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to each such prior year are taxable at the highest rate in effect for that year and are subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. Holder’s tax basis in an ordinary share or a warrant that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s basis, if lower.

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

If a U.S. Holder has made a timely QEF election for the first tax year of the U.S. Holder’s holding period for such shares, or, as described below, has purged the PFIC taint pursuant to a special purging election, the special tax and interest charge rules described in the second preceding paragraph will not apply. Rather, any gain realized on the disposition of an ordinary share generally will be taxable as capital gain and no interest charge will be imposed and U.S. Holders of a QEF will be currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules.

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

The special PFIC rules described in the fifth preceding paragraph will not apply to a U.S. Holder’s ordinary shares if the U.S. Holder elects to mark the U.S. Holder’s ordinary shares to market each year, provided that the ordinary shares are considered “marketable stock” within the meaning of the applicable Treasury regulations. A U.S. Holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year, between the fair market value of the U.S. Holder’s ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years, reduced by losses allowed in prior taxable years. If the mark-to-market election were made, then the special PFIC rules set forth in the fifth preceding paragraph would not apply for periods covered by the election. In general, the ordinary shares will be marketable stock within the meaning of the applicable Treasury regulations if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a “qualified exchange or other market” within the meaning of the applicable Treasury regulations and certain other requirements are met. The Australian Securities Exchange is a qualified exchange within the meaning of the applicable Treasury regulations. Thus, the ordinary shares should be “marketable stock” within the meaning of the applicable Treasury regulations. If a U.S. Holder makes a mark-to-market election, but does not make that election for the first taxable year in which the U.S. Holder owns an ordinary share and in which the Company is classified as a PFIC, and if the U.S. Holder had not made a QEF election for that first such taxable year, the rules set forth in the fifth preceding paragraph will apply to any distributions on an ordinary share in the year of the mark-to-market election, to any gain recognized on an actual sale of an ordinary share in that year, and to any gain recognized in that year pursuant to the mark-to-market election. The mark-to-market rules generally continue to apply to a U.S. Holder who makes the mark-to-market election, even in years we do not satisfy the tests to be a PFIC. A mark-to-market election will not be available with respect to a U.S. Holder’s warrants.

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

If we are classified as a PFIC for a taxable year, and, at any time during such taxable year, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described in the seventh preceding paragraph, if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. We have not yet determined whether, if we are classified as a PFIC, we would make the computations necessary to supply U.S. Holders with the information needed to make or maintain a QEF election with respect to the lower-tier PFIC. It is, therefore, possible that U.S. Holders would not be able to make or retain that election in any taxable year that we are classified as a PFIC and have a non-U.S. subsidiary that is also classified as a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A dividend from a foreign corporation that otherwise would qualify for reduced qualified dividend rates does not qualify for that rate if the foreign corporation is a PFIC in either the taxable year of the dividend or the preceding taxable year.

A U.S. Holder who owns (or is deemed to own) shares in a PFIC during any taxable year, will generally have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made).

GIVEN THE COMPLEXITIES OF THE PFIC RULES AND THEIR POTENTIALLY ADVERSE TAX CONSEQUENCES, U.S. HOLDERS OF ORDINARY SHARES OR WARRANTS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, INCLUDING THE AVAILABILITY AND CONSEQUENCES TO THEM OF MAKING A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO THE ORDINARY SHARES IN THE EVENT THAT THE COMPANY QUALIFIES AS A PFIC FOR ANY TAXABLE YEAR.

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

The primary objective of our investment activities is to preserve principal and, at the same time, maximize income without significantly increasing risk. At June 30, 2014, our cash and cash equivalents and held to maturity investments consisted primarily of highly liquid investments with maturities of six months or less. We believe that these investments do not constitute any material market risk exposure.

In fiscal 2014, the majority of our operating expenses were denominated in Australian dollars, however there were expenses incurred in U.S. dollars in relation to the funding of our U.S. subsidiary Progen Pharmaceuticals, Inc. From time to time, in order to reduce our exposure to foreign currency exchange rate risks, we buy and hold foreign currencies to cover our operating expenses denominated in those currencies. We also, from time to time, attempt to hedge our currency exchange risk.

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

The table below reflects all financial liabilities as of June 30, 2014 and 2013. For derivative financial instruments, the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial assets and liabilities without fixed amounts or timing are based on the conditions existing at June 30, 2014. The Company had no derivative financial instruments as at June 30, 2014.

The remaining contractual maturities of the Company’s and parent entity’s financial liabilities are (in AUD):

	June 30,
	2014	2013
1 year or less	1,028,815	$426,044

Foreign currency risk

At June 30, 2014 and 2013, the Company had the following exposure to US$ currency that is not designated in cash flow hedges (in AUD):

	June 30,
	2014	2013
Financial assets
Cash and cash equivalents	158,834	$163,541
Financial liabilities
Trade and other payables	100,058	$29,349

Net exposure	58,776	$134,192

At June 30, 2014 and 2013, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows (in AUD):

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2014	2013	2014	2013
Consolidated
AUD/USD + 10% (2013: +10%)	(5,343)	(12,199)	(5,343)	(12,199)
AUD/USD - 10% (2013: - 10%)	6,531	14,910	6,531	14,910

The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $2,981,215 earns interest at floating rates based on daily and “at call” bank deposit rates. Held to maturity investments of $2,615,000 are made for varying periods of between three to six months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to Note 9 of the financial statements for details on the Group’s cash and cash equivalents at June 30, 2014.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the reporting date.

At June 30, 2014, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2014	2013	2014	2013

Consolidated
+ 0.5% (50 basis points) (2013 +1.0%)	27,981	85,628	27,981	85,628
- 1.0% (100 basis points) (2013: -1.0%)	(55,962)	(85,628)	(55,962)	(85,628)

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

Disclosure Controls and Procedures

Management of the Company maintain disclosure controls and procedures as such term is defined in Rules 13 a-15 (e) and 15d-15(e) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Executive Chairman and the General Manager of Finance, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Management has carried out an evaluation, under the supervision and with the participation of the Executive Chairman and the General Manager of Finance, of the effectiveness of the disclosure controls and procedures as of June 30, 2014. Based on that evaluation, the Executive Chairman and General Manager of Finance concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2014.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board and that receipts and expenditures of the company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2014 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control-Integrated Framework. Management continues to use the 1992 framework for its assessment and will transition to the 2013 framework in due course. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of June 30, 2014.

No material weaknesses were identified as at June 30, 2014. Based upon its assessment, management has concluded that, as of June 30, 2014, the internal control over financial reporting is effective based upon the above-mentioned criteria.

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

The Company’s board of directors has determined that audit committee chairman Mr. Indrajit Solomon Arulampalam is an “audit committee financial expert” as defined under the rules and regulations of the Securities and Exchange Commission and applicable listing rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our executive directors and chief financial officer. A copy of this Code of Ethics is available on the Company’s website at www.progen-pharma.com.

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended June 30, 2014.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees and expenses for professional services rendered by our independent registered public accounting firm, BDO East Coast Partnership (“BDO”) (formerly known as PKF East Coast Practice) and other auditors (PKF O’Connor Davies), for the audit of our annual financial statements for the years ended June 30, 2014 and 2013 for other listed services rendered in those years are set forth in the following table:

	2014	2013
BDO East Coast Partnership
Audit Fees	55,000	$52,105
Other non-audit services (1)	53,917	$49,779
PKF O’Connor Davies
Audit Fees	28,000	$23,000
Ernst & Young
Other non-audit services (2)	3,605	-

Total Fees	140,522	$124,884

(1)	Non-audit services received from BDO for tax services

(2)	During the year, the Group received audit services from Ernst & Young in relation to the re-issuance of 2013 auditor’s opinion as required under the US 20-F annual reporting purposes.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by our independent auditors must be specifically pre-approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

7(a)	Deeds of Settlement and Release – Section 606 litigation (+)
12.1	Certification of Acting Managing Director and General Manager of Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1)
12.2	Certification of General Manager of Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1)
13	Certification of Indrajit Arulampalam and Lee Horobin under Section 1350 of Chapter 63 of Title 18 of the United States Code (1), as adopted, pursuant to Section 906 of the Sarbanes–Oxley Act of 2002
14	2014 Lease Suite 4, Level 18, 101 Collins Street, Melbourne 3000, VIC, Australia (1)

(1)      Filed herewith.

#         Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 18, 2007.

(+)      Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 30, 2009.

(*)      Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on December 27, 2010.

(**)    ncorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on November 29, 2012.

(***) Incorporated by reference to exhibits filed with the Annual Report on Form 20-F filed on insert date, 2013. Certain provisions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROGEN PHARMACEUTICALS LIMITED

/s/ Lee Horobin

Lee Horobin
General Manager of Finance

Dated: November 12, 2014

Progen Pharmaceuticals Limited

Consolidated Statement of Comprehensive Income (Loss)

For the year ended 30 June 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Progen Pharmaceuticals Limited

We have audited the accompanying consolidated statement of financial position of Progen Pharmaceuticals Limited as of June 30, 2014 and 2013 and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended June 30, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Progen Pharmaceuticals Limited at June 30, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PKF O'Connor Davies

a division of O'Connor Davies, LLP

New York, NY, USA

October 25, 2014

* * * * *

Progen Pharmaceuticals Limited

Consolidated Statement of Comprehensive Income (Loss)

For the year ended 30 June 2014

	Note

		2014	2013	2012
		$	$	$
REVENUE	4 (a)	5,753,570	3,510,103	2,834,890

COST OF SALES
Cost of Sales		2,591,968	2,272,807	1,620,621

Gross Profit		3,161,602	1,237,296	1,214,269

Other income	4 (b)	81,385	135,709	56,195

EXPENSES
Research and development expenses		1,394,409	940,161	1,455,733
Manufacturing facility expenses		2,103,622	1,240,079	1,050,328
Administrative and corporate expenses		2,141,309	1,750,134	1,813,782
Impairment loss		-	-	1,494
Finance costs		-	5,115	7,865
Other expenses	4 (g)	24,095	252,928	381,660
		5,663,435	4,188,417	4,710,862

NET LOSS FROM OPERATIONS		(2,420,448)	(2,815,412)	(3,440,398)

INCOME TAX BENEFIT	4	613,503	723,278	-

NET LOSS FOR YEAR		(1,806,945)	(2,092,134)	(3,440,398)
OTHER COMPREHENSIVE INCOME (LOSS)

Foreign currency translation		(178)	(244)	(1,926)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(1,807,123)	(2,092,378)	(3,442,324)

Basic and diluted loss per share (cents per share)	7	(3.3)	(7.5)	(13.9)

The above consolidated statement of comprehensive income / (loss) should be read in conjunction with the accompanying notes.

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($).

Progen Pharmaceuticals Limited

Consolidated Statement of Financial Position

As at 30 June 2014

	Note
		2014 $	2013 $

ASSETS
Current Assets
Cash and cash equivalents	9	2,981,215	1,447,774
Held to maturity investments	9	2,615,000	7,115,000
Trade and other receivables	10	3,147,934	1,577,693
Prepayments		334,578	145,348
Total Current Assets		9,078,727	10,285,815

Non-current Assets
Other assets		24,400	13,000
Prepayments		25,998	60,663
Plant and equipment	11	539,095	195,160
Total Non-current Assets		589,493	268,823

TOTAL ASSETS		9,668,220	10,554,638

LIABILITIES
Current Liabilities
Trade and other payables	13	1,028,815	426,044
Provisions	14	576,001	242,895
Total Current Liabilities		1,604,816	668,939

Non-current Liabilities
Provisions	14	49,482	163,188
Total Non-current Liabilities		49,482	163,188

TOTAL LIABILITIES		1,654,298	832,127

NET ASSETS		8,013,922	9,722,511

EQUITY
Contributed equity	15	158,320,862	158,320,862
Reserves	16	3,696,454	3,598,098
Accumulated losses	16	(154,003,394)	(152,196,449)

TOTAL EQUITY		8,013,922	9,722,511

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($).

Progen Pharmaceuticals Limited

Consolidated Statement of Changes in Equity

For the year ended 30 June 2014

	Number of ordinary shares	Contributed equity $	Accumulated losses $	Other reserves $	Foreign currency translation reserve $	Total $

At 1 July 2011	24,709,097	152,217,594	(146,663,917)	3,364,899	72,897	8,991,473
Loss for the year	-	-	(3,440,398)	-	-	(3,440,398)
Other comprehensive income	-	-	-	-	(1,926)	(1,926)
Total comprehensive income for the year	-	-	(3,440,398)	-	(1,926)	(3,442,324)
Share-based payments to employees	-	-	-	123,853	-	123,853
At 30 June 2012	24,709,097	152,217,594	(150,104,315)	3,488,752	70,971	5,673,002

	Number of ordinary shares	Contributed equity $	Accumulated losses $	Other reserves $	Foreign currency translation reserve $	Total $

At 1 July 2012	24,709,097	152,217,594	(150,104,315)	3,488,752	70,971	5,673,002
Loss for the year	-	-	(2,092,134)	-	-	(2,092,134)
Other comprehensive income	-	-	-	-	(244)	(244)
Total comprehensive income for the year	-	-	(2,092,134)	-	(244)	(2,092,378)
Transactions with owners in their capacity as owners:
Rights issue	24,709,097	5,188,910	-	-	-	5,188,910
Share placement	5,867,121	1,232,095	-	-	-	1,232,095
Transaction costs on issue of shares	-	(317,737)	-	-	-	(317,737)
Share-based payments to employees	-	-	-	(7,395)	-	(7,395)
Share-based payments to underwriter	-	-	-	46,014	-	46,014
At 30 June 2013	55,285,315	158,320,862	(152,196,449)	3,527,371	70,727	9,722,511

Progen Pharmaceuticals Limited

Consolidated Statement of Changes in Equity

For the year ended 30 June 2014

	Number of ordinary shares	Contributed equity $	Accumulated losses $	Other reserves $	Foreign currency translation reserve $	Total $

At 1 July 2013	55,285,315	158,320,862	(152,196,449)	3,527,371	70,727	9,722,511
Loss for the year	-	-	(1,806,945)	-	-	(1,806,945)
Other comprehensive income	-	-	-	-	(178)	(178)
Total comprehensive income for the year	-	-	(1,806,945)	-	(178)	(1,807,123)
Share-based payments to employees	-	-	-	98,534	-	98,534
At 30 June 2014	55,285,315	158,320,862	(154,003,394)	3,625,905	70,549	8,013,922

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($)

Progen Pharmaceuticals Limited

Consolidated Statement of Cash Flows

For the year ended 30 June 2014

	Note
		2014	2013	2012
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		4,413,443	2,736,034	2,168,080
Payments to suppliers, employees and others		(7,761,105)	(6,255,931)	(7,819,843)
Research and development income tax refund received		613,503	723,278	-
Interest received		241,069	241,358	313,251
Finance costs	9	(5,384)	(5,115)	(7,865)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES		(2,498,474)	(2,560,376)	(5,346,377)

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (purchase) of short-term investments	11	4,500,000	(3,926,312)	926,312
Purchase of plant & equipment		(467,907)	(49,318)	(77,147)
Proceeds from disposal of plant & equipment		-	300	991
NET CASH FLOWS PROVIDED BY / (USED IN) INVESTING ACTIVITIES		4,032,093	(3,975,330)	850,156

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from rights issue		-	5,188,910	-
Proceeds from share placement		-	1,232,095	-
Transaction costs from shares issuance		-	(271,723)	-
NET CASH FLOWS FROM FINANCING ACTIVITIES		-	6,149,282	-

NET (DECREASE) / INCREASE IN CASH HELD		1,533,619	(386,424)	(4,496,150)
Net foreign exchange differences		(178)	(244)	(1,926)
Cash and cash equivalents at beginning of period	9	1,447,774	1,834,442	6,332,589
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		2,981,215	1,447,774	1,834,442

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($)

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

1.	CORPORATE INFORMATION

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2014 was authorised for issue in accordance with a resolution of the directors on 25 August 2014.

Progen Pharmaceuticals Limited (the parent) is a company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the United States OTCQB Market. The nature of the operations and principal activities of the Group are described in Note 3.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New, revised or amending Accounting Standards and Interpretations adopted

The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for 30 June 2014 reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. The consolidated entity is a for-profit entity for the purpose of preparing the financial statements.

For the year ended 30 June 2014 the Group opted to substitute a lower amount (“the Lower Prescribed Amount”) in the presentation of the financial report and the directors report to be comparable with last year’s presentation. As a result the amounts contained in this report and in the financial report have been rounded to the nearest dollar.

Statement of compliance

The consolidated financial statements of the Group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Historical cost convention

The financial statements have been prepared on an accruals basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities.

Authorisation of financial report

The financial report was authorised for issue on 25 October 2014.

New accounting standards and interpretations

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2014 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

New standards and interpretations issued but not yet effective

Australian Accounting Standards (including IFRS not yet issued as Australian Accounting Standards) that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2014.

AASB 9 Financial Instruments, 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 and 2012-6 Amendments to Australian Accounting Standards arising from AASB 9

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2017 and completes phase I of the IASB's project to replace IAS 39 (being the international equivalent to AASB 139 'Financial Instruments: Recognition and Measurement'). This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any 'recycling' of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity's own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The Group will adopt this standard from 1 July 2017 but the impact of its adoption is yet to be assessed by the Group.

IFRS 15 Revenue from Contracts with Customers

This standard establishes a single revenue recognition framework and supersedes IAS 11 Construction Contracts, IAS 18 Revenue, Interpretation 13 Customer Loyalty Programmes, Interpretation 15 Agreements for the Construction of Real Estate, Interpretation 18 Transfers of Assets from Customers, and Interpretation 131 Revenue – Barter Transaction Involving Advertising Services. This standard is applicable to annual reporting periods beginning on or after 1 January 2017, with early adoption permitted once approved by the AASB in Australia. Under the new standard, an entity should recognise revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Hence, the revenue will be recognised when control of goods or services is transferred, rather than on transfer of risks and rewards as is currently in IAS 18 Revenue. This new standard requires the use of either method using retrospective application to each reporting period in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, or retrospective application with the cumulative effect of initially applying IFRS 15 recognised directly in equity. The Group is currently assessing the impact of this standard.

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 5.

Basis of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Basis of consolidation (cont’d)

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income/(loss), statement of changes in equity and statement of financial position respectively.

Investments in subsidiaries held by the Group are accounted for at cost in the separate financial statements of the parent entity.

Business combinations and asset acquisitions

The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the statement of comprehensive income/(loss), but only after a reassessment of the identification and measurement of the net assets acquired.

Acquisitions of entities that do not meet the definition of a business contained in AASB 3 Business Combinations (IFRS 3) are not accounted for as business combinations. In such cases the Group identifies and recognises the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in AASB 138 Intangible Assets (IAS 38) and liabilities assumed. The cost of the group of net assets is then allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

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

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Leases – refer note 4 and note 18

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. Lease incentives are recognised in the statement of comprehensive income/(loss) as an integral part of the total lease expense. There are no finance leases.

Cash and cash equivalents / held to maturity investments – refer note 9

Cash and short-term deposits in the statement of financial position comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Held to maturity investments – refer note 9

Held to maturity investments in the statement of financial position include term deposits with an original maturity between 3 and 12 months.

Restricted short-term deposits

As at 30 June 2014 restricted term deposits totalling $24,400 (2013: $13,000) were held under bank guarantees relating to the Group’s leased premises.

Trade and other receivables – refer note 10

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

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation

(i) Functional and presentation currency

The functional and presentation currency of the parent is Australian dollars ($). The United States subsidiaries’ functional currency is United States dollars which is translated to presentation currency (see below).

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

(iii) Translation of Group Companies functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars at a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the monthly period. Assets and liabilities are translated at exchange rates prevailing at the relevant balance date.

Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.

Income tax – refer note 6

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

●

when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or

●

when the taxable temporary difference is associated with investments in subsidiaries, and the timing or the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

●

when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

●

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

For the year ended 30 June 2014

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

●

when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

●	receivables and payables, which are stated with the amount of GST included.

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

Plant and equipment – refer note 11

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment (years)	5 to 10
Office furniture and equipment (years)	3 to 10
Leasehold improvements (years)	3 to 6

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

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

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. The cost of an intangible asset acquired as part of an asset acquisition is the consideration paid for the asset. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for intangible assets with a finite useful life is reviewed at least each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Trade and other payables – refer note 13

Trade payables and other payables are carried at amortised cost and their fair value approximates their carrying value due to their short term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions – refer note 14

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income/(loss) net of any reimbursement.

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

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

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

Share-based payment transactions – refer note 12

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

For the year ended 30 June 2014

Contributed equity – refer note 15

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Earnings per share – refer note 7

Basic earnings/(loss) per share is calculated as net profit/(loss) attributable to members of the Group, adjusted to exclude any costs of servicing equity, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit/(loss) attributable to members of the Group, adjusted for:

●	costs of servicing equity;
●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares;
●	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
●

other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Operating segments – refer note 3

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

For the year ended 30 June 2014

3.	OPERATING SEGMENTS

The Group operates in the biotechnology industry. The Group’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision maker) based on the nature of the activity.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

The entity is domiciled in Australia. The amount of its revenue from external customers in Australia is $2,464,787 (2013: $1,481,155), and the total revenue from external customers in other countries is $3,288,783 (2013: $2,028,948). Segment revenues are allocated based on the country in which the customer is located. Revenues of $1,139,299 (2013: $814,982) were derived from a single external customer in Australia. This revenue is attributable to the Australian manufacturing segment. There are no intersegment transactions.

All non-current assets are located in Australia for 2014 and 2013.

Operating segments	Research & Development $	Manufacturing $	Total $
2014

Operating revenue
Sales to external customers	-	5,410,951	5,410,951
Total segment revenue	-	5,410,951	5,410,951

Unallocated revenues
License fee income	-	-	120,000
Interest income	-	-	222,619
Total revenue			5,753,570

Segment result	(780,906)	715,361	(65,545)

Corporate and administrative costs (includes unallocated other income)			(1,477,773)
Other expenses			(263,627)
Net loss			(1,806,945)

Assets
Segment assets	99,881	3,575,150	3,675,031
Cash, cash equivalents and held to maturity investments			5,596,215
Other assets			396,974
Total assets			9,668,220

Liabilities
Segment liabilities	228,453	666,302	894,755
Unallocated liabilities			759,543
Total liabilities			1,654,298

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	3,614	453,245	456,859
Unallocated acquisition of property, plant & equipment, and other non-current assets			157,380
Depreciation and amortisation	31,558	87,391	118,949
Unallocated depreciation and amortisation			151,355

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

3.	OPERATING SEGMENTS (cont’d)

Operating segments	Research & Development $	Manufacturing $	Total $
2013

Operating revenue
Sales to external customers	-	2,816,281	2,816,281
Total segment revenue	-	2,816,281	2,816,281

Unallocated revenues
License fee income	-	-	500,000
Interest income	-	-	193,822
Total revenue			3,510,103

Segment result	(216,884)	(696,604)	(913,488)

Corporate and administrative costs (includes unallocated other income)			(884,664)
Other expenses			(293,982)
Net loss			(2,092,134)

Assets
Segment assets	74,477	1,635,544	1,710,021
Cash, cash equivalents and held to maturity investments			8,562,774
Other assets			281,843
Total assets			10,554,638

Liabilities
Segment liabilities	86,607	252,692	339,299
Unallocated liabilities			492,828
Total liabilities			832,127

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	14,757	27,290	42,047
Unallocated acquisition of property, plant & equipment, and other non-current assets			7,271
Depreciation and amortisation	42,072	91,474	133,546
Unallocated depreciation and amortisation			5,373

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

4.	REVENUE AND EXPENSES

	2014	2013	2012
	$	$	$
(a) Revenue
Manufacturing services revenue	5,410,951	2,816,281	2,008,145
License fee revenue	120,000	500,000	510,360
Interest revenue	222,619	193,822	316,385
Total revenue from continuing operations	5,753,570	3,510,103	2,834,890

(b) Other income
Research and development tax refund	613,503
Other	81,385	135,709	56,195
Total other income	694,888	135,709	56,195

(c) Depreciation, amortisation, and foreign exchange differences
Depreciation	270,304	138,919	170,488
Impairment loss		-	1,494
Net foreign exchange loss / (gain)	14,547	-13,679	-39,013

(d) Lease payments
Minimum lease payments – operating leases	152,279	115,019	117,862

(e) Employee benefit expenses
Wages and salaries	2,640,236	989,078	1,875,886
Long service leave provision	30,090	28,541	21,184
Share-based payments expenses	98,531	-7,395	123,853
	5,384
(f) Finance Costs
Bank charges	5,384	5,115	-

(g) Other expenses
Bad debt expense	24,095	252,928	345,368
Royalty fee expense	-	-	36,292
Total other expenses	24,095	252,928	381,660

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

5.	PARENT ENTITY DISCLOSURE

Parent entity information required to be disclosed in accordance with the Corporations Act 2001:

	Parent
	2014 $	2013 $	2012 $

Current assets	8,767,187	10,108,140	5,684,465
Total assets	8,805,916	10,168,788	6,311,235
Current liabilities	775,761	295,632	244,728
Total liabilities	794,605	436,411	380,938
Shareholders’ equity
Contributed equity	158,320,862	158,320,862	152,217,594
Options reserve	3,625,905	3,527,371	3,488,752
Accumulated losses	(153,935,456)	(152,115,856)	(149,776,049)
	8,011,311	9,732,377	5,930,297

Net loss for the year	(1,819,600)	(2,339,807)	(2,684,034)
Total comprehensive loss	(1,819,600)	(2,339,807)	(2,684,034)

The parent entity has no contingent assets, contingent liabilities or contractual commitments relating to the purchase of property, plant or equipment.

6.	INCOME TAX

	Consolidated
	2014 $	2013 $	2012 $

The prima facie tax, using tax rates applicable in the country of operation, on loss before income tax differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss before income tax @ 30%	(726,135)	(844,624)	(1,032,119)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non deductible items	33,700	1,048	40,153
Foreign tax rate adjustment	(108,542)	(111,189)	(109,685)
Under/ over provision	98,195	(82,418)	-
Deferred tax assets not recognised	702,782	1,037,183	1,101,651
Income tax benefit	-	-	-

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

6.	INCOME TAX (cont’d)

	2014 $	2013 $	2012 $

Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(2,665)	(8,202)	(22,463)
Work in progress	(632,763)	(222,353)	(339,613)
Prepayment and other asset	(740)	(532)	(1,292)
Other	-	(2,940)	-

Deferred tax assets
Unrealised foreign currency loss			20,840
Bad debts provision	116,076	119,149	135,823
Unearned revenue	56,899	7,050	266,361
Sundry creditors and accruals	71,913	36,040	34,844
Depreciation	97,522	115,135	156,399
Employee entitlements	105,145	83,225	65,587
Make good obligation	82,500	38,600	38,600
Share issue costs, legal and management consulting fees	87,515	134,311	199,561
Patent costs	106,211	141,448	131,399
Other costs not yet deductible	-	-	181,000
Losses available for offset against future taxable income	49,479,322	48,875,861	48,187,920
Deferred tax asset	49,566,935	49,316,792	49,054,966
Net deferred tax asset not recognised	(49,566,935)	(49,316,792)	(49,054,966)
Net deferred income tax assets	-	-	-

The benefit of the deferred tax asset will only be obtained if:

(i)	future assessable income of a nature and of an amount sufficient to enable the benefit to be realised is generated;
(ii)	the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii)	no changes in tax legislation adversely affect the Group in realising the benefit.

The Group has tax losses arising in Australia of $153,612,141 (2013: $151,322,342) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules.

The Company has US federal and state net operating loss carry-forwards of approximately US$8,296,000 (2013: US$8,296,000) and US$63,000 (2013: US$63,000), which have a carry forward period between 2028 – 2029 and are available for a maximum of 20 years, subject to a continuity of ownership test.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

7.	EARNINGS/(LOSS) PER SHARE

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	Consolidated
	2014 $	2013 $	2012 $

Loss used in calculating basic and diluted loss per share	(1,806,945)	(2,092,134)	(3,440,398)

	Number of Shares	Number of Shares	Number of Shares

Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	55,285,315	27,895,773	24,709,097

Basic and diluted earnings/(loss) per share (cents per share)	(3.3)	(7.5)	(13.9)

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

There are 1,831,200 (2013: 1,090,000) options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

8.	DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

9.	CURRENT ASSETS - CASH AND CASH EQUIVALENTS / HELD TO MATURITY INVESTMENTS

	Consolidated
	2014 $	2013 $	2012 $
Cash and cash equivalents

Cash at bank and on hand	1,981,215	447,774	1,834,442
Short-term deposits	1,000,000	1,000,000	-
Cash and cash equivalents	2,981,215	1,447,774	1,834,442

	Consolidated
	2014 $	2013 $	2012 $
Held to maturity investments

Term deposit (> than 3 months maturity)	2,615,000	7,115,000	3,188,688
	2,615,000	7,115,000	3,188,688

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

9.	CURRENT ASSETS - CASH AND CASH EQUIVALENTS / HELD TO MATURITY INVESTMENTS (cont’d)

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Held to maturity investments are made for periods of 3 to 6 months depending on the cash requirements of the Group and consideration of term deposit rates.

	Consolidated
	2014 $	2013 $	2012 $

Reconciliation of net loss after tax to net cash flows from operations
Net loss	(1,806,945)	(2,092,134)	(3,440,398)
Adjustments for:
Depreciation	270,304	138,919	170,488
Share options expensed	98,534	(7,395)	1,494

Loss on disposal of plant and equipment	-	5,402	123,853

Changes in operating assets and liabilities
(Increase)/Decrease in trade and other receivables	(1,570,241)	259,422	(1,167,923)
(Increase)/Decrease in prepayments and other assets	(165,965)	6,253	94,811
Increase /(Decrease) in trade and other payables	602,771	(929,634)	(1,377,319)
Increase in provisions	73,068	58,791	(108,671)
Net cash used in operating activities	(2,498,474)	(2,560,376)	(5,346,306)

10.	TRADE AND OTHER RECEIVABLES

Current	Consolidated
	2014 $	2013 $
Trade receivables	957,583	696,948
Other receivables (i)	2,577,271	1,277,910
Provision for impairment of receivables (a)	(386,920)	(397,165)
Total current trade and other receivables	3,147,934	1,577,693

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms. Balance includes accrued sales not yet billed which account for $1,936,362 (2013: $741,175).

(a) Impaired trade and other receivables

As at 30 June 2014 current trade and other receivables of the group with a nominal value of $386,920 (2013: $397,165) were impaired. The amount of the impairment recognised in the 2014 year was $24,095 (2013: $252,928). The individually impaired receivables mainly relate to expenses paid on behalf of the group’s associate, EPI Pharmaceuticals Inc. The impairment provision in 2013 includes the withholding tax on milestone payments from licensee, Medigen Biotechnology Co (Taiwan).

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

10. TRADE AND OTHER RECEIVABLES (Cont’)

a) Impaired trade and other receivables (cont’d)

The ageing of trade receivables is as follows:

	Consolidated
	2014	2013
	$	$
1 to 3 months	957,583	666,948
3 to 6 months	-	30,000
	957,583	696,948

Movements in the provision for impairment of receivables are as follows:

	Consolidated
	2014 $	2013 $
At 1 July	397,165	452,745
Provision for impairment recognised during the year	24,095	252,928
Receivables written off during the year as uncollectible	(34,340)	(308,508)
Unused amount reversed	-	-
At 30 June	386,920	397,165

The creation and release of the provision for impaired receivables has been included in ‘other expenses’ in profit or loss. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

(b) Past due but not impaired

As at 30 June 2014, trade receivables of $634,555 (2013: $30,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2014 $	2013 $
Up to 3 months	634,555	-
3 – 6 months		30,000
over 6 months	-	-
	634,555	30,000

Based on the credit history, it is expected that these amounts will be received within the next twelve months. The Group does not hold any collateral in relation to these receivables.

The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

(c) Concentration of credit risk

The Group’s concentration of credit risk relates to its receivable from Zensun of $363,981 (2013: nil), Zoetis Group of $325,808 (2013: $488,185), and Medigen Biotechnology Co (Taiwan) amounting to $267,794 (2013: $160,696).

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

11.	NON-CURRENT ASSETS - PLANT & EQUIPMENT

			Consolidated
	1 July 2013	Translation	Additions	Disposals	Depreciation	Impairment	30 June 2014
	$	Adjustment	$	$	$	$	$
Plant & equipment
At cost	4,566,666	-	104,884	-	-	-	4,671,550
Accumulated depreciation	(4,392,531)	-	-	-	(87,582)	-	(4,480,113)
	174,135	-	104,884	-	(87,582)	-	191,437

Office equipment
At cost	146,479	-	24,101	-	-	-	170,580
Accumulated depreciation	(125,454)	-	-		(15,090)	-	(140,544)
	21,025	-	24,101	-	(15,090)	-	30,036

Leasehold improvements
At cost	637,154	-	485,254	(911)	-	-	1,121,497
Accumulated depreciation	(637,154)	-	-	911	(167,632)	-	(803,875)
	-	-	485,254	-	(167,632)	-	317,622
TOTAL	195,160	-	614,239	-	(270,304)	-	539,095

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2014

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT (cont’d)

		Consolidated
	1 July 2012	Translation	Additions	Disposals	Depreciation	Impairment	30 June 2013
	$	Adjustment	$	$	$	$	$
Plant & equipment
At cost	4,536,120	-	30,546	-	-	-	4,566,666
Accumulated depreciation	(4,268,951)	-	-	-	(123,580)	-	(4,392,531)
	267,169	-	30,546	-	(123,580)	-	174,135

Office equipment
At cost	130,610	-	18,772	(33,450)	-	-	115,932
Acquisition of assets	28,738	-	-	-	-	-	28,738
Translation adjustment	1,809	-	-	-	-	-	1,809
Accumulated depreciation	(137,863)	-	-	27,748	(15,339)	-	(125,454)
	23,294	-	18,772	(5,702)	(15.339)	-	21,025

Leasehold improvements
At cost	637,154	-	-	-	-	-	637,154
Accumulated depreciation	(637,154)	-	-	-	-	-	(637,154)
	-	-	-	-	-	-	-
TOTAL	290,463	-	49,318	(5,702)	(138,919)	-	195,160

12.	SHARE BASED PAYMENTS

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

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (i.e. no longer an employee), are forfeited and not capable of exercise. When an option holder becomes ineligible and the options have already vested then the option holder has 3 months to exercise or they expire. Options must be exercised by the expiry dates or they lapse. The vesting period of the most recent options granted during the year ranges from immediate to 18 months of service from the grant date.

At 30 June 2014 there were 831,200 (2013:90,000) options under the employee option plan.

(b) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (‘the Consultant Plan”). The Consultant Plan rules are consistent with the Employee Plan rules, in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months.

At 30 June 2014 no options under the consultants’ option plan were outstanding (2013: nil).

(c) Mercer Capital options

Under the terms of the Underwriting Agreement dated 15 March 2013, Progen issued Mercer Capital 1,000,000 unlisted options (“Options”) on 22 May 2013 as part of the Rights Issue underwriting fee. The options have an exercise price of $0.30 and expire on 13 March 2016. The grant date fair value of each option was $0.05.

At 30 June 2014 there were a total of 1,000,000 (2013: 1,000,000) unlisted options over shares issued to Mercer Capital.

The following table summarises information about all options outstanding at 30 June 2014:

2014

Tranche	Grant Date	Expiry Date	Exercise Price	Balance at start of year	Granted in year	Exercised in year	Lapsed during year	Balance at end of year	Vested and exercisable at end of year
1	1 Jan 2011	1 Jan 2016	$0.29	90,000	-	-	-	90,000	90,000
2	15 Mar 2013	13 Mar 2016	$0.30	1,000,000	-	-	-	1,000,000	1,000,000
3	19 Aug 2013	25 Sep 2018	$0.21	-	30,000	-	-	30,000	30,000
4	1 Apr 2014	1 Apr 2018	$1.20	-	142,800	-	-	142,800	142,800
5	1 Apr 2014	1 Jan 2018	$1.30	-	285,600	-	-	285,600	-
6	1 Apr 2014	1 Oct 2018	$1.50	-	282,800	-	-	282,800	-
				1,090,000	741,200	-	-	1,831,200	1,262,800
Weighted average exercise price				0.30	1.31	-	-	0.71	0.40
Weighted average share price at date of exercise				-	-	-	-	-	-

12. SHARE BASED PAYMENTS (cont’d)

2013
Tranche	Grant Date	Expiry Date	Exercise Price	Balance at start of year		Granted in year	Exercised in year	Lapsed during year	Balance at end of year	Vested and exercisable at end of year
1	14 Sep 2007	13 Sep 2012	$3.61	185,000	[1]	-	-	(185,000)	-	-
2	1 Jan 2011	1 Jan 2016	$0.29	152,000		-	-	(62,000)	90,000	90,000
3	15 Mar 2013	13 Mar 2016	$0.30	-		1,000,000	-	-	1,000,000	1,000,000
				337,000		1,000,000	-	247,000	1,090,000	1,090,000
Weighted average exercise price				2.11		0.30	-	2.78	0.30	0.30
Weighted average share price at date of exercise							-

The weighted average remaining contractual life of share options outstanding at the end of the period was 2.57 years (2013: 2.69 years).

Fair value of options granted

The fair value of the equity-settled share options is estimated as at the date of grant using a binomial or other appropriate model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used in the valuation of the options:

	2014	2013
Expected volatility	43%	42%
Risk-free rate average	3.40%	3.28%
Expected life average (years)	4.4	5
Dividend yield	-	-
Weighted average exercise price ($)	1.31	0.30
Share price at grant date ($)	1.03 to 1.07	0.22

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were $98,534 (2013 credits: $7,395).

13. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated
	2014 $	2013 $
Trade creditors (i)	359,696	177,774
Unearned income(ii)	189,664	23,500
Other creditors (iii)	479,455	224,770
	1,028,815	426,044

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies (US$) - $100,058 (2013: $29,349).

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)    Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii)    Unearned income mainly include payments received in advance for materials to be purchased in contract manufacturing projects from Medigen of $76,820 (2013: nil) and $85,134 from Zensun (2013: nil).

(iii) Other creditors are non-interest bearing and have a term between 30 days and 12 months.

14. PROVISIONS

Make good provision

In accordance with the lease agreement terms, the Group must restore its leased premises situated at Darra, Brisbane to its original condition at the end of the lease term. The company recognised $146,332 in the 2014 financial year to provide for the full estimated cost to restore the facility, i.e. $275,000.

Due to the long-term nature of the Darra premises make good liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred.

	Consolidated
	2014 $	2013 $
Make good provision	275,000	128,668

Employee benefits provision
Long service leave	187,275	157,184
Annual leave	163,208	120,231
	350,483	277,415
	625,483	406,083

Movement in provision

	Make good provision $	Annual leave $	Long service leave $	Total $
Consolidated
At 1 July 2013	128,668	120,231	157,184	406,083
Arising during the year	146,332	206,094	30,091	382,517
Amortised		-	-	-
Utilised	-	(163,117)	-	(163,117)
At 30 June 2014	275,000	163,208	187,275	625,483

Current 2014	275,000	163,208	137,793	576,001
Non-current 2014	-	-	49,482	49,482
	275,000	163,208	187,275	625,483

Current 2013	-	120,231	122,664	242,895
Non-current 2013	128,668	-	34,520	163,188
	128,668	120,231	157,184	406,083

15. CONTRIBUTED EQUITY

	Consolidated
	2014 $	2013 $

a) Issued and paid up capital
Ordinary shares fully paid	158,320,862	158,320,862

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

b) Movements in shares on issue	2014		2013
	Number of shares	Amount	Number of shares	Amount
		$		$

Beginning of the financial year	55,285,315	158,320,862	24,709,097	152,217,594
Issued during the year:
-equity raised through rights entitlement offer (i)	-	-	24,709,097	5,188,910
-equity raised through private placement (ii)	-	-	5,867,121	1,232,095
-less transaction costs	-	-	-	(317,737)

End of the financial year	55,285,315	158,320,862	55,285,315	158,320,862

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

c) Share options

At 30 June 2014 there were a total of 1,831,200 (2013: 1,090,000) unissued ordinary shares in respect of which options were outstanding, comprising of:

(i)	Employee and executive share incentive scheme

At 30 June 2014 there were a total of 831,200 (2013: 90,000) unissued ordinary shares in respect of which options were outstanding

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

16. ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	Consolidated
	2014 $	2013 $
Balance 1 July	(152,196,449)	(150,104,315)
Net loss	(1,806,945)	(2,092,134)
Balance 30 June	(154,003,394)	(152,196,449)

Reserves

Employee reserve

The employee reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration.

	Consolidated
Employee reserve	2014 $	2013 $
Balance 1 July	3,527,371	3,488,752
Employee option expense	98,534	(7,395)
Mercer option expense	-	46,014
Balance 30 June	3,625,905	3,527,371

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

	Consolidated
Foreign currency translation reserve	2014 $	2013 $
Balance 1 July	70,727	70,971
Foreign currency translation	(178)	(244)
Balance 30 June	70,549	70,727

Total Reserves	3,696,454	3,598,098

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and cash equivalents, held- to maturity investments, trade and other receivables and trade and other payables.

The Group manages its exposure to key financial risks, including market risk (interest rate and currency risk) credit risk and liquidity risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

17.     FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

Depending on cash flow, the Group may simply procure the required amount of foreign currency to mitigate the risk of future obligations.

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

Refer note 10 for further details on trade and other receivables.

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

The table below reflects all financial liabilities as of 30 June 2014. Financial liabilities are presented at their undiscounted cash flows. Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2014. The Group had no derivative financial instruments at 30 June 2014.

The remaining contractual maturities of the Group’s financial liabilities are:

	Consolidated
	2014 $	2013 $
1 year or less	1,028,815	426,044

Foreign currency risk

At 30 June 2014, the Group held US$149,923 (2013: US$149,574) in cash deposits.

At 30 June 2014, the Group had the following exposure to US$ currency shown in AU$:

	Consolidated
	2014 $	2013 $
Financial assets
Cash and cash equivalents	158,834	163,541
Financial liabilities
Trade and other payables	100,058	29,349

Net exposure	58,776	134,192

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

At 30 June 2014, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2014	2013	2014	2013
	$	$	$	$
Consolidated
AUD/USD + 10% (2013: +10%)	(5,343)	(12,199)	(5,343)	(12,199)
AUD/USD -10% (2013: - 10%)	6,531	14,910	6,531	14,910

The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $2,981,215 earns interest at floating rates based on daily and “at call” bank deposit rates. Held to maturity investments of $2,615,000 are made for varying periods of between three to six months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to note 9 for details on the Group’s cash and cash equivalents at 30 June 2014.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the reporting date.

At 30 June 2014, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2014	2013	2014	2013
	$	$	$	$
Consolidated
+ 0.5% / 50 basis points (2013: + 1.0%)	27,981	85,628	27,981	85,628
- 1.0% / 100 basis points (2013: - 1.0%)	(55,962)	(85,628)	(55,962)	(85,628)

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

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

Maturity analysis of financial assets and liabilities based on management’s expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group’s overall liquidity risk.

Consolidated Financial instruments 2014	6 months or less $	6 to 12 months $	More than 12 months $	Total carrying amount as per the statement of financial position $	Weighted average effective interest rates %

Consolidated financial assets
Cash and cash equivalents	1,981,215	-	-	1,981,215	0.0%
Held-to maturity investments	1,000,000	-	2,615,000	3,615,000	3.5%
Trade and other receivables	3,147,934	-	-	3,147,934	0.0%
Security deposit	-	-	24,400	24,400	3.4%
	6,129,149	-	2,639,400	8,768,549

Consolidated financial liabilities
Trade and other payables	1,028,815	-	-	1,028,815	0.0%
	1,028,815	-	-	1,028,815
Net maturity	5,100,334	-	2,639,400	7,739,734

Financial instruments 2013	6 months or less $	6 to 12 months $	More than 12 months $	Total carrying amount as per the statement of financial position $	Weighted average effective interest rates %

Consolidated financial assets
Cash and cash equivalents	1,447,774	-	-	1,447,774	4.0%
Held-to maturity investments	3,000,000	-	4,115,000	7,115,000	4.3%
Trade and other receivables	1,577,693	-	-	1,577,693	0.0%
Security deposit	-	-	13,000	13,000	4.1%
	6,025,467	-	4,128,000	10,153,467
Consolidated financial liabilities
Trade and other payables	426,044			426,044
	426,044	-	-	426,044	0.0%
Net maturity	5,599,423	-	4,128,000	9,727,423

18.	EXPENDITURE COMMITMENTS

	Consolidated
	2014	2013
	$	$
Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments
Total not later than one year	12,250	143,535
- later than one and not longer than five years:	697	11,961
- aggregate lease expenditure contracted for at balance date	12,947	155,496

19.	EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	Consolidated
	2014 $	2013 $
The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	117,741	65,777
Provisions (current)	301,001	242,895
Provisions (non-current)	49,482	34,520
	468,224	343,192

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The Group contributed $289,314 on behalf of employees to superannuation funds (considered a related party) for the year ended 2014 (2013: $159,782).

20.	CONTINGENT LIABILITIES AND ASSETS

There are no contingent liabilities or contingent assets at 30 June 2014 that require disclosure in the financial report.

21.	SUBSEQUENT EVENTS

Interim Phase III results for PI-88

On 28 July 2014, Medigen Biotechnology Corp. announced the results of the interim analysis carried out on the Phase III PATRON clinical trial for PI-88. The interim analysis results indicated that PI-88 did not meet the primary endpoint of Disease Free Survival, and that further analysis of the data will be conducted by an independent medical imaging company in the US, BioClinica. It is now expected that this analysis by BioClinica of the patient’s CT and magnetic resonance data will be conducted by the end of the year, and will be an important reference for the efficacy of PI-88.

Medigen is continuing with the PI-88 Phase III PATRON clinical trial. Medigen is expecting to complete the final analysis on the total targeted recurrent 218 patients in 2015 which encompasses a review of both the primary and secondary endpoints. The primary and secondary efficacy endpoints for the Phase III PATRON clinical trial for PI-88 are:

1.	Disease Free Survival;
2.	Time To Recurrence;
3.	Tumour Recurrence Rate; and
4.	Overall Survival.

The outcome of the PI-88 PATRON Phase III trial will affect whether the Group obtains future milestone and royalty revenue from the PI-88 license.

22. AUDITORS’ REMUNERATION

	Consolidated
	2014 $	2013 $

(a) Amounts received or due and receivable by BDO for:
Audit or review of the financial reports of the entity
- The Australian financial reports of the entity	55,000	52,105

(b) Amounts received or due and receivable by PKF O’Connor Davies for:
Audit or review of the financial reports of the entity
- The US financial report of the entity	28,000	23,000
	83,000	75,105

(c) Other non-audit services in relation to the entity[1]	53,917	49,779

(d) Other audit services performed by other auditor[2]	3,605	-

	140,522	124,884

1 Non-audit services received from BDO for tax services

2 During the year, the Group received audit services from Ernst & Young in relation to the re-issuance of 2011 auditor’s opinion as required under the US 20-F annual reporting purposes.

23. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) Remuneration of directors and other key management personnel

	2014 $	2013 $
Short term benefits	1,004,699	835,355
Long term benefits	6,224	-
Post-employment benefits	75,144	42,722
Share-based payments	24,801	-
Termination payments	-	-
Total key management personnel compensation	1,110,868	878,077

(b) Subsidiaries

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiaries listed in the following table:

Name	Country of Incorporation	% Equity Interest
		2014	2013

Progen Pharmaceuticals Inc.	United States	100	100
PharmaSynth Pty Ltd	Australia	100	100

23. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c) Associates

The Group has a 43% interest in EPI Pharmaceuticals Inc. (2013: 43%), a company incorporated in Delaware which was incorporated to hold the CellGate and other divested assets. The Company has not traded in the period and the investment is carried at a $nil carrying value in the Group (2013: nil).

Summarised financial information of EPI Pharmaceuticals Inc.

	Assets	Liabilities	Revenue	Loss
	$	$	$	$
2014	-	420,772	-	24,048
2013	-	411,179		102,168

There were no expenditure commitments contracted for at balance date that were payable but not provided for by the associate. There are no known contingent liabilities. The liabilities are an intercompany loan and the loss is accumulated operating expense.