Form 20-F
period 2015-06-30
PROGEN PHARMACEUTICALS LTD
filed 2015-10-30
CIK 943502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

— OR —

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended June 30, 2015

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
Ordinary Shares: 55,285,315 (as of June 30, 2015)

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

☐ Yes     ☐No

TABLE OF CONTENTS

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	89

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	91

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	92

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

The following selected consolidated financial data for the five years ended June 30, 2015 should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” below and our financial statements and related notes contained elsewhere in this Annual Report. Our financial statements and related notes have been prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated statement of financial position information as of June 30, 2015 and 2014 and the consolidated statement of comprehensive income data for fiscal 2015, 2014 and 2013 are derived from our audited financial statements included in this annual report. Consolidated statement of financial position information as of June 30, 2011, 2012 and 2013 and consolidated statement of comprehensive income information for fiscal 2011 and 2012 are derived from our audited financial statements which are not included in this annual report.

	For the years ended June 30,
	2011	2012	2013	2014	2015
Consolidated Statement of Comprehensive Income Data:
REVENUE	$3,610,695	$2,834,890	$3,510,103	$5,753,570	$3,443,201
Cost of sales	$2,085,718	$1,620,621	$2,272,807	$2,591,968	$2,266,445
Gross profit	$1,524,977	$1,214,269	$1,237,296	$3,161,602	$1,176,756
Other income	$55,752	$56,195	$858,987	$694,888	$925,848
EXPENSES
Research and development expenses	$2,882,947	$1,455,733	$940,161	$1,394,409	$1,776,189
Manufacturing facility expenses	$420,665	$1,050,328	$1,240,079	$2,103,622	$2,835,480
Administration and corporate expenses	$4,178,106	$1,813,782	$1,750,134	$2,141,309	$2,173,084
Finance costs	$3,636	$7,865	$5,115	-	-
Impairment loss	$53,911	$1,494	-	-	-
Other expenses	$139,170	$381,660	$252,928	$24,095	$1,955
	$7,678,435	$4,710,862	$4,188,417	$5,663,435	$6,786,708
Loss before income tax	$(6,097,706)	$(3,440,398)	$(2,092,134)	$(1,806,945)	$(4,684,104)
Provision for income tax	-	-	-	-	-
Net loss for the year	$(6,097,706)	$(3,440,398)	$(2,092,134)	$(1,806,945)	$(4,684,104)
Other comprehensive income (loss)
Foreign currency translation	$(12,049)	$(1,926)	$(244)	$(178)	411
Total comprehensive income (loss) for the year	$(6,109,755)	$(3,442,324)	$(2,092,378)	$(1,807,123)	$(4,683,693)
Basic and diluted loss per share (cents per share)	(24.7)	(13.9)	(7.5)	(3.3)	(8.5)

	As of June 30,
	2011	2012	2013	2014	2015
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	$6,332,589	$1,834,442	$1,447,774	$2,981,215	$2,813,301
Working capital	$8,630,252	$5,432,979	$9,616,876	$7,473,911	$3,036,429
Total assets	$12,180,433	$7,375,972	$10,554,638	$9,668,220	$5,056,665
Capital stock	$155,655,390	$155,777,317	$161,918,960	$162,017,316	$162,149,250
Accumulated losses	$(146,663,917)	$(150,104,315)	$(152,196,449)	$(154,003,394)	$(158,687,498)
Net assets	$8,991,473	$5,673,002	$9,722,511	$8,013,922	$3,461,752
Shares on issue	24,709,097	24,709,097	55,285,315[1]	55,285,315[1]	$55,285,315[1]

1 Refer to note 15b

Currencies and Exchange Rates

The Company publishes its consolidated financial statements in Australian dollars. In this Annual Report, references to dollars, “$” or “A$” are to Australian dollars currency and references to “U.S. dollars” or “US$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain Australian dollars into or from U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollars amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of Australian dollars into or from U.S. dollars have been made at $1.00 to US$0.7658, the Buying Rate on June 30, 2015.

The following table sets forth, for the periods and dates indicated, certain information concerning the Buying Rate for Australian dollars expressed in U.S. dollars per $1.00. The period average data set forth below is the average of the Buying Rate on the last day of each full month during the period. On September 30, 2015 the Buying Rate was $1.00 to US$0.69781.

2015 Month End	High	Low
June 30, 2015	0.77135	0.75907
July 31, 2015	0.73236	0.72567
August 31, 2015	0.71750	0.71586
September 30, 2015	0.70249	0.69381

Year end June 30,	Average
2010	0.88219
2011	0.98940
2012	1.03270
2013	1.02730
2014	0.91830
2015	0.83739

Item 3.D.	Risk Factors

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

The results of on-going and future clinical trials of PG545 and PI-88 are uncertain and we or our collaborative partners will not be able to commercialize PG545, PI-88 or any of our other product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through preclinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Conducting preclinical testing and clinical studies is an expensive, protracted and time-consuming process. Furthermore, the results of preclinical in vitro (within an artificial environment) and in vivo animal studies may not necessarily be predictive of results obtained in human clinical testing. Likewise, results from early clinical trials may not be predictive of results obtained in both large-scale and later-stage clinical testing, which may lead the clinical trial to be a complete failure. In addition, even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

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

We may require substantial additional financing in the future to sufficiently fund our operations, development efforts and research

We have been unprofitable to date and expect to incur losses over the next several years as we continue our drug discovery and development programs and preclinical testing and as we conduct clinical trials of PG545 and our other product candidates. Current cash inflows are not sufficient to continue to fund operations and based on current and projected expenditure levels management may contemplate a capital raising to continue to fund operations. The Company estimates that the current cash and cash equivalents are sufficient to fund its on-going operations for at least 11 months from July 2014. This excludes capital requirements outside of normal operating activities.

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

We have a history of operating losses and may not achieve profitability in the near future

We have incurred net operating losses in each year since we began operations in 1989. As of June 30, 2015, we had an accumulated deficit of $158,687,498 primarily attributable to our research and development activities. We expect to incur additional operating losses and to increase our cumulative losses substantially as we expand our research and development and preclinical activities. In addition, further losses are expected to be incurred in the continuation of our drug development programs.

Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel and cultivate key academic and scientific collaborations

We are a company with 22 employees as of October 20, 2015. Our success is highly dependent on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.

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

U.S. holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes

 Based on our audited financial statements and relevant market and shareholder data, we believe we will be classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes for our June 30, 2015 taxable year. There is also a risk that we will be classified as a PFIC for U.S. federal income tax purposes in future years. Our status as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares and warrants and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produce, or are held for the production of passive income. For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business. Because we receive interest and may recognize gains from the sale of appreciated stock, there is a risk that we will be considered a PFIC under the income test described above. In addition, because of our cash position, there is a risk that we will be considered a PFIC under the asset test described above. While we believe that the PFIC rules were not intended to apply to companies such as us that focus on research, development and commercialization of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future. If we were classified as a PFIC, U.S. holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and you are urged to consult your own tax advisors regarding the possible application of the PFIC rules to you in your particular circumstances.

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

On 14 May 2014, Mr. Heng Tang ceased to be Acting Managing Director of Progen and became Managing Director of wholly-owned subsidiary, PharmaSynth Pty Ltd and Mr. Indrajit Arulampalam became Executive Chairman. Further the company changed its registered office to Level 18, 101 Collins Street, Melbourne, VIC 3000.

On 13 March 2015, Mr. Heng Tang resigned as Non-executive director of the group and Managing Director of PharmaSynth. Following his resignation, Dr. Christopher Harvey was appointed as Non-executive director on 16 March 2015.

We have incurred significant losses since our inception and as of June 30, 2015, our accumulated losses were $158,687,498. We expect to incur additional operating losses for the year ending June 30, 2016 on the nonclinical development and the continuation of Phase 1a clinical trial of our product candidate PG545 as well as other potential product candidates.

To date, we have funded our operations primarily through sales of equity securities.

The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: PGL) and on the OTCQB market (OTCQB: PGLA).

Corporate Information

Progen Pharmaceuticals Limited is incorporated under the laws of the Commonwealth of Australia and domiciled in the State of Queensland. Our corporate office is located at Level 18, 101 Collins Street, Victoria 3000. The principal executive office and the manufacturing facility is located at 2806 Ipswich Road, Darra Queensland 4076, Australia. Our telephone number is + 61 7 3273 9133.

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

Products

Our work, together with others, has helped to create a pipeline of innovative products at various stages of development. Progen’s principal day-to-day focus is the development of PG545 which is undergoing evaluation for safety and tolerability in advanced cancer patients and this Phase Ia trial should be completed by early 2016. Further clinical trials are anticipated to assess PG545 as a single agent or in combination with other anticancer drug(s) and ultimately to test the effectiveness of PG545 in a specific cancer(s) thereafter.

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

We also continue to be interested in the emerging biology heparanase (and its inhibition) and the tumour microenvironment. We maintain some research efforts (termed Early Discovery) and provide assistance to, and possess a small stake in, Beta Therapeutics Ltd. The following table lists the Company’s products currently under development:

Product	Principal Uses	Status	Next Significant Milestone
Muparfostat (PI-88)	Cancer	Phase 3 Clinical Development for adjuvant treatment of hepatocellular carcinoma (undertaken by Medigen)	●	Completion of Phase 3 Liver Cancer Trial by Medigen
PG545	Cancer	Phase 1 Clinical Development	●	Completion of Phase 1a clinical trial using IV administration
			●	Data analysis of Phase 1a clinical trial
PG545	Non-oncology and hepatocellular carcinoma	Licensed to Medigen	●	Pre-clinical testing
Heparanase Inhibitors in conjunction with Beta Therapeutics	Cancer	Discovery

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

To date, Medigen has achieved the first two milestones. There are also additional milestone payments due to Progen based on follow-up market approvals. Progen also provided assistance in the manufacture of the clinical trial material via its subsidiary company, PharmaSynth.

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

Figure 1: The targets that PG545 interacts with to modulate five key processes within the tumour microenvironment

PG545 Preclinical Development

This compound has been shown to inhibit solid tumor progression in a variety of animal models of melanoma (B16F1 syngeneic mouse model), breast cancer (T41 orthotopic mouse model), lung cancer (LLC/2 syngeneic mouse model), human colorectal cancer (HT29 xenograft model), human pancreatic cancer (MiaPaCa-2 xenograft model), human breast cancer (MDA-MB-231 xenograft model), human prostate cancer (PC3 xenograft model) and human liver cancer (HepG2 xenograft model and Hep3B orthotopic model). Importantly, these compounds also potently block the development of metastases as shown in the aforementioned B16F1, 4T1 and LLC/2 models. PG545 is also very active in lymphoma models and is reliant upon the activation of NK cells to kill lymphomas in this model.

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

Phase I clinical trial of PG545

In late 2010 the Company opened the study entitled “an open-label, single center Phase I study of the safety and tolerability of PG545 in patients with advanced tumors”. During the study, patients experienced injection site reactions following sub-cutaneous injection with PG545. In September 2011, the Company decided not to continue with dose escalation and to close the study. Progen reviewed the route of administration and conducted preclinical studies to investigate intravenous injection as an alternative route of administration. In August 2013 the Company successfully completed a definitive four-week preclinical toxicology study using IV administration. PG545 entered a Phase 1 clinical trial in late 2013 to test the safety and tolerability by IV administration in advanced cancer patients. This trial is ongoing and expected to be completed by early 2016. The primary objective of the study is to determine the maximum tolerated dose as defined by significant dose limiting toxicity. The study also aims to measure the levels of PG545 in the blood of patients and other laboratory tests to learn more about the safety and potential efficacy of PG545.

In December 2014, the Company completed treatment of the first three patient cohorts (25, 50 and 100 mg). The utility of PG545 at 150 mg is continuing to be explored. It is anticipated that this trial will now be completed in February-March 2016.

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

PI-88 (muparfostat) was out-licensed to Medigen Biotechnology Corp. on June 30, 2010. Under the agreement, Progen’s subsidiary, PharmaSynth, is to provide the technical and manufacturing support to Taiwan-based Medigen Biotechnology Corp. to develop and commercialize muparfostat elsewhere in the world. We are entitled to various milestone payments linked to progression in the development of muparfostat, as well as a royalty on product sales upon commercialization. To date, Progen has received two milestone payments.

PG545. Hepatocellular carcinoma and non-oncology indications for PG545 was out-licensed to Medigen Biotechnology Corp. on 1 March 2013. Under the agreement Medigen will develop and commercialize these indications for PG545 globally. The specific terms of the License Agreement are in line with industry standards but are subject to commercial confidentiality. Progen received AUD$400,000.00 as an upfront payment pursuant to the License Agreement upon execution of the binding Term Sheet. Progen will receive further milestone payments from Medigen as PG545 is developed for HCC and non-oncology indications and royalty payments from sales.

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

Progen Pharmaceuticals Limited acts as an operating holding company of a group consisting of its directly held subsidiaries. Progen Pharmaceuticals Limited has the following subsidiaries:

	% Held	Country of Incorporation
PharmaSynth Pty Ltd	100	Australia
Progen Pharmaceuticals, Inc.	100	U.S.A. (Delaware)
Darra Investment Holdings Pty Ltd	100	Australia

Item 4.D.	Property, Plant and Equipment

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

The lease agreement for Progen Pharmaceuticals Ltd and PharmaSynth Pty Ltd’s manufacturing facility and offices with Difran Pty Ltd is currently month to month with a current rental of $154,800 per annum.

The Company leases its corporate office at the registered office address at Level 18, 101 Collins Street, Melbourne, VIC 3000. The lease cost is $82,800 per annum with an initial term of one year and is automatically continued thereafter until terminated by either party.

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

Overview

We have incurred significant losses since our inception and as of June 30, 2015, our accumulated losses were $158,687,498. We devote a substantial portion of our financial resources to fund the development of our cancer product candidates and our drug discovery research efforts. Whether we incur operating losses for the financial year ending June 30, 2016 and beyond, and if so the extent of those losses, depends on research and development efforts, licensing arrangements, success of our cancer product candidates and potential merger and acquisition activity.

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

Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

(i) Revenue recognition

The Group recognises contract manufacturing services revenue by reference to the stage of completion. This is based on the actual costs incurred to date as a percentage of total actual and estimated costs to complete. Should the actual costs to complete differ from the estimated costs to complete this may impact the revenue and related assets recognised at the balance sheet date.

(ii) Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgement. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor’s financial position.

(iii) Lease make good provision

A provision has been made for the present value of anticipated costs for future restoration of leased premises. The provision includes future cost estimates associated with closure of the premises. The calculation of this provision requires assumptions such as application of closure dates and cost estimates. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for sites are recognised in the statement of financial position by adjusting the asset and the provision. Reductions in the provision that exceed the carrying amount of the asset will be recognised in profit or loss.

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

(iii) Government grants

Government grants are recognised as revenue when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When grants are received prior to being earned, they are recognised as a liability in the statement of financial position.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the costs that correspond to the income received are prior year costs, the grant received is immediately recognised in the statement of comprehensive income (loss).

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of comprehensive income (loss) over the expected useful life of the relevant asset by equal annual instalments.

(iv) Other income

Other income is recognised when it is probable that the economic benefits associated to the transaction will flow to the entity and the revenue can be reliably measured.

When the income relates to an asset item, it is recognised as income in the period to which the related costs will be recognised in the statement of comprehensive income (loss).

When the income relates to a liability, the fair value is credited to a deferred income account and is released to the statement of comprehensive income (loss) when the related revenue is realised.

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

Years ended June 30, 2015, 2014 and 2013

The functional currency for the Company’s operations is the Australian dollar.

The consolidated operating result for the year ended June 30, 2015 was a loss of $4,684,104, being an increase of 159.2% over the 2014 loss of $1,806,945. The overall operating result for the year ended June 30, 2013 was a loss of $2,092,134.

The increase in the loss for 2015 of $2,877,159 is mainly attributed to the significant decrease in contract manufacturing revenues of the manufacturing division of $2,069,844 and a corresponding increase in the manufacturing costs and expenses of $406,335. Moreover, there was an increase in research and development costs of $381,780 arising from the non-clinical and clinical stage drug development activities including the Phase 1 clinical trial of PG545.

Revenue from Operations

Our consolidated revenue from continuing operations for fiscal 2013, 2014 and 2015 is as follows (in AUD):

	Years Ended June 30,
	2013	2014	2015
Revenue from manufacturing services	$2,816,281	$5,410,951	$3,341,107
License / assignment fee revenue	$500,000	$120,000	-
Interest income	$193,822	$222,619	$102,094
Total revenue from continuing operations	$3,510,103	$5,753,570	$3,443,201

For the fiscal year ended June 30, 2015, revenues from manufacturing services division decreased 38% to $3,341,107 due mainly to a significant decrease in PI-88 related manufacturing contracts obtained from the group’s licensee, Medigen Biotechnology Corporation and lesser value of contracts obtained from regular customers in spite of new customers obtained during the financial year.

For the fiscal year ended June 30, 2014, revenues from manufacturing services division increased 92.1% to $5,410,951 due mainly to an increase in manufacturing contracts obtained from the group’s licensee, Medigen Biotechnology Corporation and from two regular large customers.

Interest income decreased 54.1% to $102,094 during fiscal year 2015 primarily due to reduced cash and cash equivalents from on-going operating operations with no significant inflows.

Interest income increased 14.9% to $222,619 during fiscal year 2014 primarily due to increase in cash and cash equivalents.

License fee revenues were not realised during 2015.  License fee revenue (assignment fees) of $120,000 was realised in 2014 arising from the assignment of intellectual property rights to Beta Therapeutics for know-how on novel heparanase inhibitor small molecules.

Research and Development Expenses

Our consolidated research and development expenses for compounds under development and discovery programs are as follows (in AUD):

	Years Ended June 30,
	2013	2014	2015
PI-88	$40,625	$8,240	$8,222
PG500 Series (PG545)	$380,171	$310,742	$457,759
General research and development expenses	$519,365	$1,075,427	$1,310,208
Total research and development expenses	$940,161	$1,394,409	$1,776,189

In fiscal year 2015, research and development expenditure increased 27.4% to $1,776,189 primarily due to the Phase 1 multi-centre study to test the safety and tolerability of intravenously-infused PG545 in patients with advanced solid tumours commenced in December 2013.

In fiscal year 2014, research and development expenditure increased 48.3% to $1,394,409 primarily due to additional R&D staff hired during the year and the commencement of a Phase 1 multi-centre study to test the safety and tolerability of intravenously-infused PG545 in patients with advanced solid tumour.

In fiscal year 2015, we expended $8,222 on the PI-88 Phase 2 Melanoma trial (2014: $8,240; 2013: $40,625) which has completed treatment and the clinical study results announced; expended $1,767,967 (2014: $1,386,169; 2013: $899,536) on PG545, and related research and drug development activities.

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

Administrative and Corporate Expenses

Administrative and corporate expenses in fiscal year 2015 minimally increased by $31,775 due to an increase in stock based compensation expense as a result of options granted during the year.

Administrative and corporate expenses in fiscal year 2014 were $386,060 above fiscal 2013, due to depreciation recognized corresponding to the increase in the property restoration provision of the Darra leased premises, increased management consultancy fees, and the appointment of Acting Managing Director in fiscal 2014.

Rentals on operating leases increased 45.8% to $221,959 due to the new corporate office established in Melbourne and the CPI increase in lease rental of the Darra premises per the tenancy agreement (2014: $152,279).

Rental costs on the Melbourne corporate office and Darra manufacturing facility attributable to Progen Pharmaceuticals Limited are included in Administrative and corporate expenses, whilst rental costs attributable to PharmaSynth are included in Manufacturing facility expenses.

Manufacturing Facility Expenses

In the fiscal year 2015, manufacturing facility expenses increased by 34.8% to $2,835,480 over fiscal 2014. This increase is mainly attributed to increase in operating costs due to increased number of employees in spite of some savings derived from staff redundancies during the second and third quarter of the fiscal year. Moreover, the depreciation of the leasehold improvements relating to the manufacturing facility premises were fully recognised.

In the fiscal year 2014, manufacturing facility expenses increased by 69.6% to $2,103,622 over fiscal 2013 due mainly to options granted to employees in 2014, the appointment of Managing Director for the Manufacturing Division, and increase in building maintenance services resulting from the manufacturing facility upgrade.

Other Income

Other income increased 33.2% to $925,848 in fiscal 2015 compared with $694,888 in fiscal 2014 and $858,987 in fiscal 2013. Research and development refund benefits of $853,771 (2014: $613,503) was received during the financial year as a result of the new Research and Development Tax Incentive Scheme. The increase was due to increased research and development expenses in 2014 from the Phase 1 clinical trial of PG545. In fiscal year 2013, there were PI-88 consultancy fees charged to Medigen and an insurance refund was claimed for the company’s storm damaged assets.

The components of Other Income as shown in our statement of comprehensive income (loss) included elsewhere in this Annual Report are (in AUD).

	Years Ended June 30,
	2013	2014	2015
Other income	$858,987	$694,888	$925,848
Total other income	$858,987	$694,888	$925,848

Income Taxes

Due to the Company’s loss position, no income tax expense has been recognized in any period. The Company has tax losses in Australia of $154,936,532 in fiscal 2015 (2014: $153,612,141, 2013: $151,322,342) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. The Company has U.S. federal and state net operating loss carry-forwards of US$8,296,000 and US$63,000, which have a carry forward period between 2028 – 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

Item 5.B.	Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have financed our operations primarily through public and private sales of equity securities totaling approximately $197.7 million in net proceeds. The Company ended the 2015 fiscal year with cash and cash equivalents totaling $2,813,301 compared with $5,596,215 at the end of fiscal 2014. Cash and cash equivalents at June 30, 2015 were represented by a mix of highly liquid interest bearing investments with maturities ranging from 30 to 90 days and deposits on call. These investments do not constitute any material financial market risk exposure. We believe that these investments do not constitute any material market risk exposure. The majority of cash and cash equivalents held at June 30, 2015 were in Australian dollars with the Company maintaining a small balance of U.S. dollars to service its U.S. operating subsidiary, Progen Pharmaceuticals, Inc.

The Group incurred a net loss of $4,684,104 for the year ended 30 June 2015. As at 30 June 2015 the consolidated entity has cash reserves of $2,813,301, net current assets of $3,036,429 and net assets of $3,461,752. The Group is currently active in the discovery, research and development of pharmaceutical therapeutics for the treatment of human diseases.

Current cash inflows are not sufficient to continue to fund operations and based on current and projected expenditure levels management may contemplate a capital raising to continue to fund operations. The ability of the consolidated entity to continue as a going concern is principally dependent upon one or more of the following:

●	the ability of the Group to raise additional capital funding in the form of equity and/or government sponsored research;
●	the continued support of the current shareholders;
●	the ability to successfully develop and extract value from its projects that are under development; and/ or
●	The ability to spin-off or cease operations in non-core areas of the Group.

Cash Flows from Operating Activities

Cash of $2,481,739 was disbursed during the year to fund consolidated net operating activities, compared to $2,498,474 in 2014, and $2,560,376 in 2013. During 2015, the increase in operating disbursements outweighed the volume of trade collections. There was however an increase in the R&D tax incentive refund received; thus, there was a minimal decrease in cash available for operations. The decrease in 2014 was due to higher disbursements during 2014 arising from increased research and development costs despite increase in volume of trade collections.

Cash Flows from Investing Activities

Cash inflows from investing activities amounted to $2,313,414 (2014: $4,032,093 inflows; 2013: $3,975,330 outflows). This mainly includes the redemption of short term deposits to fund on-going operations. Capital expenditures of $302,186 (2014: $467,907; 2013: $49,318) include the purchase of manufacturing plant and equipment as part of the strategy to boost operations of the manufacturing facility in line with anticipated increase in production.

Cash Flows from Financing Activities

There were no cash flows from financing activities in 2015 and 2014. In 2013, financing activities provided net cash inflows of $6,149,282 (net of issue costs of $271,723) composing of $5,188,910 being raised from the issuance of ordinary shares from a non-renounceable rights issue of 1:1 and $1,232,095 being raised through a private placement of the Company’s shares.

Funding Requirements

Currently, there are no material commitments for capital expenditures. However, the group expects to incur substantial future expenditure in light of its clinical oncology programs. At present, Progen is undertaking a Phase 1a clinical development program of PG545. In support of this program, additional scientific and nonclinical experiments continue to explore the mechanism of action of PG545. In December 2013, the group commenced the Phase 1a clinical trial to test the safety and tolerability of PG545 in advanced cancer patients using an intravenous route of administration. Future manufacturing to produce GMP batches of PG545 will be required for trials beyond the current Phase 1a clinical trial. Assuming PG545 is able to proceed to Phase 1b and/or Phase 2 clinical trials in 2015/2016, the initiation of such studies will be subject to the group obtaining non-dilutive funding such as government research grants and/or undertaking capital raising to fund this further clinical development. The group will also continue to provide assistance for the further development of PI-88 to Medigen Biotechnology Corporation, the group’s licensee.

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

The Company estimates that the current cash and cash equivalents are sufficient to fund its on-going operations for at least 7 months from the date of this report. This excludes capital requirements outside of normal operating activities. As part of the requirement of the on-going acquisition strategy to acquire TBG Inc., Progen is required to raise capital ranging between $8 million to $10 million (refer to Item 8.B. for further details).

Item 5.C.	Research and Development, Patents and Licenses, etc.

Refer to Research and Development Expenses under Item 5.A.

Item 5.D.	Trend Information

At June 30, 2015, the Company had $2,813,301 in cash and cash equivalents.

Advancement of the PI-88 Phase III PATRON clinical trial data analysis

On 26 January 2015, the Medigen Board of Directors resolved to bring forward the analysis of PI-88 Phase III PATRON clinical trial data. Medigen executed a study conclusion plan for the PATRON trial with the clinical trial sites and investigators. After the collection of the clinical data, a comprehensive statistical analysis was to be performed and a final clinical study report prepared and submitted to TFDA. Once reviewed, Medigen will then make a decision on the next phase of PI-88 based on the final result of data analysis and discussion with regulatory authorities.

The outcome of the PI-88 PATRON Phase III trial will materially affect whether the Group obtains future milestone and royalty revenue from the PI-88 license.

Proposed acquisition of TBG and Strategic Review

On 1 May 2015, Progen announced that it has signed a Binding Term Sheet to acquire the company TBG Inc. (“TBG”) (the “Strategic Transaction”) from Medigen Biotechnology Corporation, subject to due diligence, ASX, US OTC, ASIC, Taipei Exchange (“TPEx”), regulatory and shareholder approvals.

On 16 October 2015, the Company announced that it has now signed a share sale and purchase agreement (SSPA) with Medigen Biotechnology Corporation. Pursuant to the share sale and purchase agreement (SSPA), Progen has agreed to issue 101,722,974 new ordinary shares (being 64.8% of the total expanded capital base) to Medigen in consideration of its acquisition of 100% of the issued share capital of TBG.

The completion of the TBG Acquisition is subject to the satisfaction or waiver by the parties of the following outstanding conditions precedent:

1.

the Company obtaining all necessary Shareholder approvals pursuant to the ASX Listing Rules, Corporations Act or any other law to allow the Company to complete the matters contemplated by the TBG Acquisition including, without limitation, for the issue of the consideration as specified above;

2.

the Company obtaining all necessary regulatory approvals pursuant to the ASX Listing Rules, Corporations Act or any other law required to allow the parties to lawfully complete the matters set out in the SSPA;

3.	the Company completing a raising under a prospectus of not less than $10 million (up to a maximum of $14.5 million) at $0.21 per Share;

4.	ASX conditionally confirming that it will re-admit the Company to the Official List; and

5.	to the extent required by the ASX or the ASX Listing Rules, Medigen entering into a restriction agreement with the Company in relation to the Consideration Shares.

If the conditions are not satisfied (or waived) (or become incapable of being satisfied and are not waived) on or before 5.00pm AEST on 30 November 2015 (or such other date as the parties approve in writing), then either the Company or Medigen may terminate the SSPA by written notice to the other party.

Progen has also commenced a review of whether to retain, demerge or divest some or all of its current activities in light of the proposed acquisition of TBG (the “Strategic Review”). Progen is currently conducting clinical stage drug development activities with the Phase 1 clinical trial of PG545 directed at testing the safety and tolerability of this drug for use in oncology, and owns a contract manufacturing biopharmaceutical company, PharmaSynth Pty Limited. Progen has determined that it will retain the asset PI-88 and this will not form part of the Strategic Review. The Strategic Review will consider a variety of options with the objective of maximising value for all of the Company’s shareholders. The Company indicated that it anticipates the Strategic Review will take approximately 2 to 4 months from 1 May 2015, the date of announcement. However, a final decision has not yet been undertaken at this stage.

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

As of June 30, 2015, we had known contractual obligations and commitments of $689,752. Of this amount, $54,686 relates to the payment of our insurance premium, $33,092 relates to research and clinical trial obligation, $101,589 relates to our current operating lease obligations including the lease of our premises, and other commitments of $500,385 which relates to payment obligations under various consulting and advisory agreements.

The following table sets forth our aggregate contractual obligations for the three years following June 30, 2015 (in AUD):

	Payments Due by Period
Contractual obligations	Total	< 1 year	1-3 years
Operating leases	101,589	98,304	3,285
Research & clinical trial obligation	33,092	33,092
Insurance premium funding	54,686	54,686	-
Other commitments	500,385	500,385	-
Total	689,752	686,467	3,285

We do not have any contractual obligations that extend beyond the next three years.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.	Directors and Senior Management

The following table sets forth certain information as of October 20, 2015 about our directors and key management personnel:

Name	Position
Mr. Indrajit Arulampalam	Executive Chairman
Dr. Hongjen Chang	Non-Executive Director
Dr. Christopher Harvey	Non-Executive Director (appointed 16 March 2015)
Mr. Blair Lucas	Company Secretary
Mr. Les Tillack	Chief Executive Officer - PharmaSynth Pty Ltd
Ms. Fleur Lankesheer	Director of Legal & Business Development
Dr. Keith Dredge	Director of Drug Development
Ms. Generosa Hipona	Acting General Manager - Finance

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

Dr Christopher Harvey is currently the Chairman of Global Speciality Chemicals Pty Ltd and HealthGuard Corporation Pty Ltd which are privately owned Australian companies engaged in the research and development, manufacture and sales of HealthGuard® – Intelligent Biotech Solutions. HealthGuard®, the world leader in the innovation of Intelligent Biotech Solutions, includes a range of anti-bed bug, anti-dust mite, anti-mosquito, anti-bacterial and anti-fungal treatments for preventing and reducing diseases caused by infestations of the House Dust Mite and Bed bugs, Mosquito blood feeding and various other Gram-positive & Gram-negative strains of bacteria including the Super bugs MRSA and VRE. Dr Harvey holds a Diploma in Art and Design and a Bachelor of Science in Colour Chemistry. Whilst studying for his Bachelor of Science, Dr Harvey concurrently researched a Master of Philosophy in Microbiology and went on to obtain a PhD in Organic Chemistry. Dr Harvey has regularly presented lectures to the governments of Thailand and Vietnam in order to improve their manufacturing skills.

Mr Blair Lucas has served as Company Secretary and in-house counsel for a number of private and public companies in both Australia and China. He has in-depth knowledge of the Australian corporate regulatory environment and significant practical experience in China, including various capital raisings, cross-border transactions and corporate and commercial law. Blair holds an LLb (Hons), a BA in Chinese and is a member of the Governance Institute of Australia.

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

Ms Generosa Hipona joined Progen in 2008 and was the Group Financial Accountant prior to assuming the role of Acting General Manager – Finance in December 2014. Prior to joining Progen, Ms Hipona worked as an Auditor in-charge in KPMG Manila where she had a wide exposure in commercial audit, technical accounting works, tax and some consultancy services obtained from various client engagements. She was also an Audit supervisor of a branch of the AMA Group of Companies, the largest educational network in Asia. She became the Chief Accountant of Philippine Industrial Engineering Company in Makati City, Philippines and was primary responsible for overseeing and managing Finance. She also served as Accountant of OQYANA Limited, a real estate company based in Dubai, United Arab Emirates. Ms Hipona holds a Bachelor of Science in Accountancy from Saint Mary’s University (Philippines) and is a Certified Practising Accountant. She is also currently completing Graduate Diploma in Applied Corporate Governance through the Governance Institute of Australia.

Director who was in office during the year, but not at June 30, 2015:

Mr Heng Hsin Tang has a bachelor’s degree in Civil Engineering with honours, and an MBA from the University of Queensland. Mr Tang has more than 10 years of experience in project and financial managements in engineering and property development, specialising in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1bn.

Our executive officers are appointed by, and serve at the pleasure of, our board of directors. There are no family relationships among our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

Item 6.B.	Compensation

The following table sets forth certain information concerning the compensation that we paid to our directors and our five most highly compensated executive officers, both individually and as a group, during the fiscal year ended June 30, 2015:

Table 1: Directors’ remuneration for the year ended June 30, 2015.

		Short term			Post- employment	Long term benefits	Share-based payment
Directors		Salary and fees[5] $	Cash bonus $	Non monetary benefits $	Super- annuation $	Long service leave[6]	Options $	Total $	Options Remune-ration %
Stuart James[1]	2015	-	-	-			-	-	-
	2014	94,375	-	-			-	94,375	-
Indrajit Aruampalam	2015	80,000	-	-	-		8,703	88,703	9.8
	2014	75,906	-	-	-		-	75,906	-
Woei-Jia Jiang[2]	2015	-	-	-	-		-	-	-
	2014	3,360	-	-	311		-	3,671	-
Heng Tang[3]	2015	140,729	-	-	13,727	(225)	11,790	166,021	7.1
	2014	177,771	-	-	15,804	225	-	193,800	-
Hongjen Chang	2015	60,000	-	-	-	-	8,703	68,703	12.7
	2014	35,231	-	-	-	-	-	35,231	-
Christopher Harvey[4]	2015	17,500	-	-	-	-	-	17,500	-
	2014	-	-	-	-	-	-	-	-
Total – Executive and Non-Executive Directors	2015	298,229	-	-	13,727	(225)	29,196	340,927	8.6
	2014	386,643	-	-	16,115	225	-	402,983	-

1 Retired 28 November 2013

2 Resigned 12 July 2013

3 Resigned 13 March 2015

4 Appointed 16 March 2015

5 Includes changes in accruals for annual leave

6 This pertains to the movements in long service leave provision

Table 2: Remuneration for the other key management personnel (KMP) for the year ended 30 June 2015.

		Short term			Post employment	Long term benefits	Share-based payment
Other key management personnel		Salary and fees[4] $	Cash bonus $	Non monetary benefits $	Super- annuation $	Long service leave[5]	Options $	Total $	Options Remune-ration %
Fleur Lankesheer	2015	185,272	-	-	25,507	2,751	9,109	222,639	4.1
	2014	167,642	-	-	24,314	1,790	5,722	199,468	2.9
Leslie Tillack	2015	169,313	-	-	15,200	13,610	18,219	216,342	8.4
	2014	140,828	5,484[3]	-	12,450	3,997	11,444	174,203	6.6
Blair Lucas	2015	59,000	-	-	-	-	1,672	60,672	2.8
	2014	45,727	-	-	-	-	-	45,727	-
Lee Horobin[1]	2015	57,466	-	-	-	-	2,531	59,997	4.2
	2014	104,089	-	-	-	-	-	104,089	-
Keith Dredge	2015	186,118	-	-	25,473	801	9,109	221,501	4.1
	2014	154,286	-	-	22,265	212	7,635	184,398	4.1
Generosa Hipona[2]	2015	53,986			6,949	1,512	1,564	64,011	2.4
	2014	-	-	-	-	-	-	-	-
Total - Other key management personnel	2015	711,155	-	-	73,129	18,674	42,204	845,162	5.0
	2014	612,572	5,484	-	59,029	5,999	24,801	707,885	3.5

1 Contract finished 1 December 2014

2 Became KMP 1 December 2014

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

Audit Committee. At October 20, 2015, our audit committee are assumed by the whole board being Mr. Indrajit Arulampalam (Chair), Dr. Hongjen Chang, and Dr. Christopher Harvey. The authority and responsibilities of our audit committee are set forth in its charter and includes:

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

Remuneration Committee. At 30 June 2015, the responsibilities of our remuneration committee are assumed by the full board. The function of our remuneration committee includes:

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

Service Agreements. Generally, the Company’s policy is to enter into service contracts with executive directors and senior executives on appointment that are unlimited in term but capable of termination on specified notice periods and that the Company has the right to terminate the contract immediately by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave. Blair Lucas, Company Secretary is currently retained on a consultancy basis.

The service contract outlines the components of remuneration paid to the executive directors and key management personnel but does not prescribe how remuneration levels are modified year to year.

The current termination notice periods included in the service agreements with key management personnel are detailed below:

F Lankesheer, Director of Business Development and Legal

●	Term of agreement – unlimited, capable of termination on notice of 12 weeks.
●	Base salary, inclusive of superannuation, of $204,095, last reviewed on 17 July 2014

L Tillack, Chief Executive Officer - PharmaSynth

●	Term of agreement – unlimited, capable of termination on notice of 26 weeks.
●	Base salary, inclusive of superannuation, of $175,200, last reviewed on 17 July 2014

B Lucas, Company Secretary

●	Term of consultancy agreement – variable depending on completion of projects
●	Consulting fees paid on a monthly rate
●	No allowance for a termination payment

K Dredge, Director of Drug Development

●	Term of agreement – unlimited, capable of termination on notice of 12 weeks.
●	Base salary, inclusive of superannuation, of $204,095 last reviewed on 17 July 2014

G Hipona, Acting GM Finance

●	Term of agreement – unlimited, capable of termination on notice of 4 weeks.
●	Base salary, inclusive of superannuation, of $107,678 last reviewed on 17 July 2014

Item 6.D.	Employees

The number of persons, including executive directors, employed by the Company as of June 30, 2015, 2014 and 2013, broken down by activity is shown below:

	As of June 30,
	2013	2014	2015
Management and administration	7	12	7
Research and development	2	3	3
Manufacturing	19	21	14
Total	28	36	24

All employees are based at our research and manufacturing facility at Darra, Queensland.

None of our employees are represented by a labor union, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Item 6.E.	Share Ownership

The following table sets forth, for each director or senior executive of the Company, their interest in the ordinary shares of the Company (including the interests of their immediate families and persons connected with them) and the percentage of the Company’s outstanding share capital represented by such ownership interests as of October 20, 2015.

Name	Number of Issued Ordinary Shares	Percentage of Issued Ordinary Shares (1)	Number of Ordinary Shares Issuable Pursuant to Options
Indrajit Arulampalam	40,000	0.07%	120,000
Hongjen Chang	-	-	120,000
Christopher Harvey	-	-	-
Blair Lucas	-	-	30,000
Fleur Lankesheer	-	-	80,000
All directors and executive officers As a group (5 persons)	40,000	0.07%	350,000

Option Plans

The following director and employee option plans were in existence during the fiscal year ended June 30, 2015. The plans are overseen by the Remuneration Committee which determines the terms under which eligible individuals may participate. There were a total of 760,000 share options granted during the 2015 financial year.

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

In November 2010, our shareholders approved the directors and employee option incentive plan. All our directors and all employees, whether full time or part time, are eligible to participate in this plan. The minimum exercise price of options granted under this plan shall not be less than the average closing share price as recorded on the Australian Securities Exchange in the five business days preceding the grant of those options. The expiry date of options issued under this plan cannot exceed 10 years from the date of grant. As of 20 October 2015, there were 989,200 employee options outstanding.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED party TRANSACTIONS

Item 7.A.	Major Shareholders

The table below shows all holders who, to the Company’s knowledge, own, directly or indirectly, 5% or more of the Company’s ordinary shares, as of October 16, 2013, October 17, 2014, and October 20, 2015 each being the most recent practicable date before reporting for the last three fiscal years.

	2013		2014		2015
Name	# of Shares	% of issued shares	# of Shares	% of issued shares	# of Shares	% of issued shares
HSBC Custody Nominees (Australia) Limited	-	-	5,312,116	9.97	12,866,266	23.27
BNP Paribas Nominee Pty Ltd (EFG Bank AG DRP)	-	-	7,745,570	14.53	7,745,570	14.01
Medigen Biotechnology Corp (2)	4,192,964	7.80	4,192,964	7.58	4,192,964	7.58
TBG Inc.(1)	6,700,000	12.47	6,700,000	12.57	-	-
JP Morgan Nominees Australia Limited	7,803,774	14.52	-	-	-	-
(1)	Substantial holder notice lodged 29 May 2013
(2)	Change of substantial holding notice lodged 29 May 2013

As of October 20, 2015, a total of 2,106,851 ordinary shares (or 3.81%) of the total number of our ordinary shares then outstanding) were held by five registered holders with registered addresses in the United States. As the majority of these ordinary shares were held by brokers or other nominees, the number of record or registered holders in the U.S. is not representative of the number of beneficial holders in the U.S. or of the residence of the beneficial holders. There are no different voting rights for major shareholders.

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

Except as disclosed herein and elsewhere in this Annual Report, there were no material transactions to which we were a party and in which any of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) were involved since July 1, 2015.

None of our directors, executive officers or major shareholders (or any of their affiliates, associates or enterprises) was indebted to us at any time since July 1, 2015.

ITEM 8.	FINANCIAL INFORMATION

Item 8.A.	Consolidated Statements and Other Financial Information

Our audited financial statements and related notes for our fiscal years ended June 30, 2013, 2014 and 2015 are contained on pages F-1 through F-35 of this Annual Report.

Export Sales

The following table indicates the percent of revenues derived from export:

	For the Years Ended June 30,
	2013	2014	2015
Contract manufacture export revenues	$1,528,948	$3,288,783	$820,616
% of total revenues derived from export	43.6%	57.1%	23.8%

The percentage of contract manufacturing revenues derived from customers outside Australia fluctuates as these contracts are typically ad-hoc in nature.

In fiscal 2015, we derived 29.5% of our total revenues from one Australian-based customer, Zensun (Aust) Sci & Tech Co Pty Ltd. In fiscal 2014 and 2013, we derived 19.8% and 23.0%, respectively, of our total revenues from one Australian-based customer, Pfizer Animal Health.

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

Advancement of the PI-88 Phase III PATRON clinical trial data analysis

On 26 January 2015, the Medigen Board of Directors resolved to bring forward the analysis of PI-88 Phase III PATRON clinical trial data. Medigen executed a study conclusion plan for the PATRON trial with the clinical trial sites and investigators. After the collection of the clinical data, a comprehensive statistical analysis was to be performed and a final clinical study report prepared and submitted to TFDA. Once reviewed, Medigen will then make a decision on the next phase of PI-88 based on the final result of data analysis and discussion with regulatory authorities.

The outcome of the PI-88 PATRON Phase III trial will materially affect whether the Group obtains future milestone and royalty revenue from the PI-88 license.

Board changes

On 13 March 2015, Mr. Heng Tang resigned as Non-executive director of the group and Managing Director of PharmaSynth. Following his resignation, Dr. Christopher Harvey was appointed as Non-executive director on 16 March 2015.

Proposed acquisition of TBG and Strategic Review

On 1 May 2015, Progen announced that it has signed a Binding Term Sheet to acquire the company TBG Inc. (“TBG”) (the “Strategic Transaction”) from Medigen Biotechnology Corporation, subject to due diligence, ASX, US OTC, ASIC, Taipei Exchange (“TPEx”), regulatory and shareholder approvals.

On 16 October 2015, the Company announced that it has now signed a share sale and purchase agreement (SSPA) with Medigen Biotechnology Corporation. Pursuant to the share sale and purchase agreement (SSPA), Progen has agreed to issue 101,722,974 new ordinary shares (being 64.8% of the total expanded capital base) to Medigen in consideration of its acquisition of 100% of the issued share capital of TBG.

The completion of the TBG Acquisition is subject to the satisfaction or waiver by the parties of the following outstanding conditions precedent:

1.

the Company obtaining all necessary Shareholder approvals pursuant to the ASX Listing Rules, Corporations Act or any other law to allow the Company to complete the matters contemplated by the TBG Acquisition including, without limitation, for the issue of the consideration as specified above;

2.

the Company obtaining all necessary regulatory approvals pursuant to the ASX Listing Rules, Corporations Act or any other law required to allow the parties to lawfully complete the matters set out in the SSPA;

3.	the Company completing a raising under a prospectus of not less than $10 million (up to a maximum of $14.5 million) at $0.21 per Share;

4.	ASX conditionally confirming that it will re-admit the Company to the Official List; and

5.	to the extent required by the ASX or the ASX Listing Rules, Medigen entering into a restriction agreement with the Company in relation to the Consideration Shares.

If the conditions are not satisfied (or waived) (or become incapable of being satisfied and are not waived) on or before 5.00pm AEST on 30 November 2015 (or such other date as the parties approve in writing), then either the Company or Medigen may terminate the SSPA by written notice to the other party.

Progen has also commenced a review of whether to retain, demerge or divest some or all of its current activities in light of the proposed acquisition of TBG (the “Strategic Review”). Progen is currently conducting clinical stage drug development activities with the Phase 1 clinical trial of PG545 directed at testing the safety and tolerability of this drug for use in oncology, and owns a contract manufacturing biopharmaceutical company, PharmaSynth Pty Limited. Progen has determined that it will retain the asset PI-88 and this will not form part of the Strategic Review. The Strategic Review will consider a variety of options with the objective of maximising value for all of the Company’s shareholders. The Company indicated that it anticipates the Strategic Review will take approximately 2 to 4 months from 1 May 2015, the date of announcement. However, a final decision has not yet been undertaken at this stage.

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

Price Range of Ordinary Shares

Australian Securities Exchange (ASX)

The following table sets forth the high and low closing sales prices in Australian dollars and the trading volume of our ordinary shares as reported on the ASX during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2011	0.47	0.22	2,788,900
Fiscal year 2012	0.29	0.12	1,855,200
Fiscal year 2013	0.30	0.14	2,096,500
Fiscal year 2014	1.29	0.15	5,239,600
Fiscal year 2015	1.26	0.14	11,308,500

Quarterly Data:
Third Quarter 2013	0.27	0.15	1,147,100
Fourth Quarter 2013	0.27	0.19	810,000
First Quarter 2014	1.29	0.25	2,027,000
Second Quarter 2014	1.12	0.80	1,255,500
Third Quarter 2014	1.26	0.19	7,513,800
Fourth Quarter 2014	0.23	0.16	644,300
First Quarter 2015	0.23	0.14	1,736,300
Second Quarter 2015	0.23	0.15	1,414,100
Third Quarter 2015	0.21	0.15	425,500

Monthly Data:
June 2015	0.23	0.18	488,100
July 2015	0.20	0.18	162,300
August 2015	0.21	0.15	122,100
September 2015	0.19	0.15	141,100

OTCQB Market (formerly listed on Nasdaq Capital Market)

The following table sets forth the high and low closing sales prices in United States dollars and the trading volume of our ordinary shares as reported on the NASDAQ Capital Market (to July 2, 2010) and the OTCQB Market (from July 5, 2010 onwards) during the periods indicated:

	High	Low	Trading Volume
Yearly Data:
Fiscal year 2011	0.35	0.20	325,500
Fiscal year 2012	0.26	0.12	165,000
Fiscal year 2013	0.29	0.12	311,200
Fiscal year 2014	1.28	0.09	2,315,700
Fiscal year 2015	1.86	0.08	1,366,900

Quarterly Data:
First Quarter 2012	0.24	0.12	68,100
Second Quarter 2012	0.22	0.13	13,000
Third Quarter 2012	0.20	0.12	41,300
Fourth Quarter 2012	0.26	0.17	62,800
First Quarter 2013	0.26	0.20	10,000
Second Quarter 2013	0.29	0.17	197,100
Third Quarter 2013	0.22	0.09	1,647,400
Fourth Quarter 2013	0.25	0.17	135,400
First Quarter 2014	1.28	0.22	413,700
Second Quarter 2014	1.11	0.72	119,200
Third Quarter 2014	1.86	0.19	719,200
Fourth Quarter 2015	0.21	0.16	231,000
First Quarter 2015	0.19	0.14	192,200
Second Quarter 2015	0.18	0.08	216,500
Third Quarter 2015	0.18	0.11	135,200

Monthly Data:
June 2015	0.18	0.14	48,500
July 2015	0.18	0.15	22,500
August 2015	0.17	0.16	3,000
September 2015	0.16	0.11	109,700

On October 9, 2015, the closing sales price of the ordinary shares as reported on the ASX and the OTCQB Market was AU$0.17 and US$0.13, respectively.

ITEM 10.	ADDITIONAL INFORMATION

Item 10.A.	Share Capital

The Company did not raise capital in 2015 and 2014. In May 2013 the Company issued 24,709,097 ordinary shares at $0.21 pursuant to a non-renounceable rights issue of 1:1 and 5,867,121 ordinary shares at $0.21 pursuant to a private placement.

Following the rights issue and placement the Company has 55,285,315 ordinary shares on issue.

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

General

As of October 20, 2015, we had 55,285,315 ordinary shares outstanding. No ordinary shares are held by or on behalf of Progen.

Our directors and senior management also hold 545,000 outstanding options to purchase ordinary shares which are exercisable at various dates and for various exercise prices into fully paid ordinary shares.

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

Share Sale and Purchase Agreement (SSPA) with Medigen Biotechnology Corp.

On 1 May 2015, Progen signed a Binding Term Sheet to acquire the company TBG Inc. (“TBG”) (the “Strategic Transaction”) from Medigen Biotechnology Corporation, subject to due diligence, ASX, US OTC, ASIC, Taipei Exchange (“TPEx”), regulatory and shareholder approvals. On 16 October 2015, Progen announced that it has now signed a share sale and purchase agreement (SSPA) with Medigen Biotechnology Corporation to acquire the company TBG Inc. (“TBG”) (the “Strategic Transaction”) from Medigen Biotechnology Corporation. Pursuant to the share sale and purchase agreement (SSPA), Progen has agreed to issue 101,722,974 new ordinary shares (being 64.8% of the total expanded capital base) to Medigen in consideration of its acquisition of 100% of the issued share capital of TBG. Please refer to item 8.B. for further details.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our June 30, 2015 taxable year. Moreover, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any future taxable year.

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

The primary objective of our investment activities is to preserve principal and, at the same time, maximize income without significantly increasing risk. At June 30, 2015, our cash and cash equivalents and held to maturity investments consisted primarily of highly liquid investments with maturities of six months or less. We believe that these investments do not constitute any material market risk exposure.

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

The table below reflects all financial liabilities as of June 30, 2015 and 2014. For derivative financial instruments, the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial assets and liabilities without fixed amounts or timing are based on the conditions existing at June 30, 2015. The Company had no derivative financial instruments as at June 30, 2015.

The remaining contractual maturities of the Company’s and parent entity’s financial liabilities are (in AUD):

	June 30,
	2015	2014
1 year or less	913,022	1,028,815

Foreign currency risk

At June 30, 2015 and 2014, the Company had the following exposure to US$ currency that is not designated in cash flow hedges (in AUD):

	June 30,
	2015	2014
Financial assets
Cash and cash equivalents	2,989	158,834
Financial liabilities
Trade and other payables	92,573	100,058

Net exposure	(89,584)	58,776

At June 30, 2015 and 2014, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows (in AUD):

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2015	2014	2015	2014
Consolidated
AUD/USD + 15% (2014: +10%)	11,685	(5,343)	11,685	(5,343)
AUD/USD - 15% (2014: - 10%)	(15,809)	6,531	(15,809)	6,531

The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank and on hand of $1,186,344 earns interest at floating rates based on daily and “at call” bank deposit rates. Short term deposits of $1,626,957 are made for varying periods of between one to three months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to Note 9 of the financial statements for details on the Group’s cash and cash equivalents at June 30, 2015.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the reporting date.

At June 30, 2015, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2015	2014	2015	2014

Consolidated
+ 0.5% (50 basis points) (2014 +0.5%)	14,067	27,981	14,067	27,981
- 1.0% (100 basis points) (2014: -1.0%)	(28,133)	(55,962)	(28,133)	(55,962)

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

Disclosure Controls and Procedures

Management of the Company maintain disclosure controls and procedures as such term is defined in Rules 13 a-15 (e) and 15d-15(e) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the Executive Chairman and the Group Financial Accountant, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Management has carried out an evaluation, under the supervision and with the participation of the Executive Chairman and the Group Financial Accountant, of the effectiveness of the disclosure controls and procedures as of June 30, 2015. Based on that evaluation, the Executive Chairman and Group Financial Accountant concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2015.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2015 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”) (1992 Framework) Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of June 30, 2015 under the COSO 1992 Framework.

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

No waivers to this Code of Ethics were granted to our executive directors or chief financial officer during the fiscal year ended June 30, 2015.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees and expenses for professional services rendered by our independent registered public accounting firm, BDO East Coast Partnership (“BDO”) (formerly known as PKF East Coast Practice) and other auditors (PKF O’Connor Davies), for the audit of our annual financial statements for the years ended June 30, 2015 and 2014 for other listed services rendered in those years are set forth in the following table:

	2015	2014
BDO East Coast Partnership
Audit Fees	$63,000	$55,000
Other non-audit services (1)	$63,943	$53,917
PKF O’Connor Davies
Audit Fees	$37,883	$28,000
Ernst & Young
Other non-audit services (2)	-	3,605

Total Fees	$164,826	$140,522

(1)	Non-audit services received from BDO for tax services

(2)	During the year, the Group received audit services from Ernst & Young in relation to the re-issuance of 2013 auditor’s opinion as required under the US 20-F annual reporting purposes.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by our independent auditors must be specifically pre-approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements - Index to Financial Statements

ITEM 19.	EXHIBITS

Exhibit Number	Description
4(a) (1)	Global TransBiotech Inc. License agreement with PharmaSynth (+)
4(a) (2)	License and Collaboration Agreement between Medigen Biotechnology Corp. and Progen Pharmaceuticals Limited (*)
4(a) (3)	License Agreement with Medigen Biotechnology Corp.- PG545 (1)(***)
4(d)	2011 Lease 2806 Ipswich Road Darra (**)
6(e)

Progen Pharmaceuticals Limited Directors and Employee Option Incentive Plan Rules for the directors and employees incentive scheme approved by a resolution of shareholders at the annual general meeting of the Company held on November 16, 2010 (*)

7(a)	Deeds of Settlement and Release – Section 606 litigation (+)
12.1	Certification of Executive Chairman and Group Financial Accountant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1)
12.2	Certification of Group Financial Accountant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1)
13

Certification of Indrajit Arulampalam and Generosa Hipona under Section 1350 of Chapter 63 of Title 18 of the United States Code (1), as adopted, pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

14	2014 Lease Suite 4, Level 18, 101 Collins Street, Melbourne 3000,VIC, Australia (****)
15	Share Sale and Purchase Agreement (SSPA) between Progen Pharmaceuticals Ltd and Medigen Biotechnology Corp. (1)

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

(****) Incorporated by reference to exhibits filed with the Annual Report on Form 20-F, filed on November 12, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PROGEN PHARMACEUTICALS LIMITED

/s/ Generosa Hipona

Generosa Hipona
Group Financial Accountant
Dated: October 27, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Progen Pharmaceuticals Limited

We have audited the accompanying consolidated statement of financial position of Progen Pharmaceuticals Limited (the “Company”) as of June 30, 2015 and 2014 and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended June 30, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Progen Pharmaceuticals Limited at June 30, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As described in note 2, for the year ended June 30, 2015, the Company incurred a net loss of $4,684,104 and will be required to raise additional funds to continue as a going concern. These conditions, along with other matters identified in note 2, raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management’s plans in regard to these matters are also discussed in note 2.

/s/ PKF O'Connor Davies

a division of O'Connor Davies, LLP

New York, NY

October 27, 2015

* * * * *

Progen Pharmaceuticals Limited

Consolidated Statement of Comprehensive Income (Loss)

For the year ended 30 June 2015

	Note

		2015	2014	2013
		$	$	$
REVENUE	4 (a)	3,443,201	5,753,570	3,510,103

COST OF SALES
Cost of Sales		2,266,445	2,591,968	2,272,807

Gross Profit		1,176,756	3,161,602	1,237,296

Other income	4 (b)	925,848	694,888	858,987

EXPENSES
Research and development expenses		1,776,189	1,394,409	940,161
Manufacturing facility expenses		2,835,480	2,103,622	1,240,079
Administrative and corporate expenses		2,173,084	2,141,309	1,750,134
Finance costs		-	-	5,115
Other expenses	4 (g)	1,955	24,095	252,928
		6,786,708	5,663,435	4,188,417

LOSS BEFORE INCOME TAX		(4,684,104)	(1,806,945)	(2,092,134)

PROVISION FOR INCOME TAX	6	-	-	-

NET LOSS FOR YEAR		(4,684,104)	(1,806,945)	(2,092,134)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation	16	411	(178)	(244)

TOTAL COMPREHENSIVE INCOME (LOSS) LOSS FOR THE YEAR		(4,683,693)	(1,807,123)	(2,092,378)
Basic and diluted loss per share (cents per share)	7	(8.5)	(3.3)	(7.5)

The above consolidated statement of comprehensive income / (loss) should be read in conjunction with the accompanying notes.

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($).

Progen Pharmaceuticals Limited

Consolidated Statement of Financial Position

As at 30 June 2015

	Note
		2015	2014
		$	$
ASSETS
Current Assets
Cash and cash equivalents	9	2,813,301	2,981,215
Held to maturity investments	9	-	2,615,000
Trade and other receivables	10	1,369,629	3,147,934
Prepayments and other current assets		405,913	334,578
Total Current Assets		4,588,843	9,078,727

Non-current Assets
Other assets		24,400	24,400
Prepayments		-	25,998
Plant and equipment	11	443,422	539,095
Total Non-current Assets		467,822	589,493

TOTAL ASSETS		5,056,665	9,668,220

LIABILITIES
Current Liabilities
Trade and other payables	13	913,022	1,028,815
Provisions	14	639,392	576,001
Total Current Liabilities		1,552,414	1,604,816

Non-current Liabilities
Provisions	14	42,499	49,482
Total Non-current Liabilities		42,499	49,482

TOTAL LIABILITIES		1,594,913	1,654,298

NET ASSETS		3,461,752	8,013,922

EQUITY
Contributed equity	15	158,320,862	158,320,862
Reserves	16	3,828,388	3,696,454
Accumulated losses	16	(158,687,498)	(154,003,394)

TOTAL EQUITY		3,461,752	8,013,922

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($).

Progen Pharmaceuticals Limited

Consolidated Statement of Changes in Equity

For the year ended 30 June 2015

	Number of ordinary shares	Contributed equity $	Accumulated losses $	Other reserves $	Foreign currency translation reserve $	Total $

At 1 July 2012	24,709,097	152,217,594	(150,104,315)	3,488,752	70,971	5,673,002
Loss for the year	-	-	(2,092,134)	-	-	(2,092,134)
Other comprehensive income	-	-	-	-	(244)	(244)
Total comprehensive income for the year	-	-	(2,092,134)	-	(244)	(2,092,378)
Transactions with owners in their capacity as owners:
Rights issue	24,709,097	5,188,910	-	-	-	5,188,910
Share placement	5,867,121	1,232,095	-	-	-	1,232,095
Transaction costs on issue of shares	-	(317,737)	-	-	-	(317,737)
Share-based payments to employees	-	-	-	(7,395)	-	(7,395)
Share-based payments to underwriter	-	-	-	46,014	-	46,014
At 30 June 2013	55,285,315	158,320,862	(152,196,449)	3,527,371	70,727	9,722,511

	Number of ordinary shares	Contributed equity $	Accumulated losses $	Other reserves $	Foreign currency translation reserve $	Total $

At 1 July 2013	55,285,315	158,320,862	(152,196,449)	3,527,371	70,727	9,722,511
Loss for the year	-	-	(1,806,945)	-	-	(1,806,945)
Other comprehensive income	-	-	-	-	(178)	(178)
Total comprehensive income for the year	-	-	(1,806,945)	-	(178)	(1,807,123)
Share-based payments to employees	-	-	-	98,534	-	98,534
At 30 June 2014	55,285,315	158,320,862	(154,003,394)	3,625,905	70,549	8,013,922

Progen Pharmaceuticals Limited

Consolidated Statement of Changes in Equity

For the year ended 30 June 2015

	Number of ordinary shares	Contributed equity $	Accumulated losses $	Other reserves $	Foreign currency translation reserve $	Total $

At 1 July 2014	55,285,315	158,320,862	(154,003,394)	3,625,905	70,549	8,013,922
Loss for the year	-	-	(4,684,104)	-	-	(4,684,104)
Other comprehensive income	-	-	-	-	411	411
Total comprehensive income for the year	-	-	(4,684,104)	-	411	(4,683,693)
Cost of share-based payments	-	-	-	131,523	-	131,523
At 30 June 2015	55,285,315	158,320,862	(158,687,498)	3,757,428	70,960	3,461,752

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($).

Progen Pharmaceuticals Limited

Consolidated Statement of Cash Flows

For the year ended 30 June 2015

	Note
		2015	2014	2013
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		5,643,798	4,413,443	2,736,034
Payments to suppliers, employees and others		(9,081,637)	(7,761,105)	(6,255,931)
Research and development income tax refund received		853,771	613,503	723,278
Interest received		108,035	241,069	241,358
Finance costs		(5,706)	(5,384)	(5,115)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	9	(2,481,739)	(2,498,474)	(2,560,376)

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (purchase) of short-term investments		2,615,000	4,500,000	(3,926,312)
Purchase of plant & equipment	11	(302,186)	(467,907)	(49,318)
Proceeds from disposal of plant & equipment		600	-	300
NET CASH FLOWS PROVIDED BY / (USED IN) INVESTING ACTIVITIES		2,313,414	4,032,093	(3,975,330)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from rights issue		-	-	5,188,910
Proceeds from share placement		-	-	1,232,095
Transaction costs from shares issuance		-	-	(271,723)
NET CASH FLOWS FROM FINANCING ACTIVITIES		-	-	6,149,282
NET (DECREASE) / INCREASE IN CASH HELD		(168,325)	1,533,619	(386,424)
Net foreign exchange differences		411	(178)	(244)
Cash and cash equivalents at beginning of period		2,981,215	1,447,774	1,834,442
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9	2,813,301	2,981,215	1,447,774

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($)

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

1.	CORPORATE INFORMATION

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2015 was authorised for issue in accordance with a resolution of the directors on 27 October 2015.

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

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated entity is a for-profit entity for the purpose of preparing the financial statements.

The consolidated financial statements of the Group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Going Concern

The Group incurred a net loss of $4,684,104 for the year ended 30 June 2015. As at 30 June 2015 the consolidated entity has cash reserves of $2,813,301, net current assets of $3,036,429 and net assets of $3,461,752. The Group is currently active in the discovery, research and development of pharmaceutical therapeutics for the treatment of human diseases.

Current cash inflows are not sufficient to continue to fund operations and based on current and projected expenditure levels management may contemplate a capital raising to continue to fund operations. The ability of the consolidated entity to continue as a going concern is principally dependent upon one or more of the following:

●	the ability of the Group to raise additional capital funding in the form of equity and/or government sponsored research;
●	the continued support of the current shareholders;
●	the ability to successfully develop and extract value from its projects that are under development; and/ or
●	The ability to spin-off or cease operations in non-core areas of the Group.

These conditions give rise to material uncertainty which may cast significant doubt over the consolidated entity’s ability to continue as a going concern.

In the past, the Group has been able to raise funds in order to meet its capital requirements and the directors will continue to explore ways to obtain the needed funding for the continuity and further development of the Group’s assets.

The directors believe that the going concern basis of preparation is appropriate due to the following reasons:

●

To date the consolidated entity has funded its activities through issuance of equity securities and it is expected that the consolidated entity will be able to fund its future activities through further issuances of equity securities; and

●	The directors believe there is sufficient cash available for the consolidated entity to continue operating until it can raise sufficient further capital to fund its ongoing activities.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Going Concern (cont’d)

Should the Group be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the consolidated entity be unable to continue as a going concern.

Historical cost convention

The financial statements have been prepared on an accruals basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities, by which the carrying value approximate fair value.

Authorisation of financial report

The financial report was authorised for issue on 27 October 2015.

New, revised or amending Accounting Standards and Interpretations adopted

The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the AASB that are mandatory for 30 June 2015 reporting period.

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2014 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.

New standards and interpretations issued but not yet effective

Australian Accounting Standards (including IFRS not yet issued as Australian Accounting Standards) that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2015.

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

IFRS 15 Revenue from Contracts with Customers

This standard establishes a single revenue recognition framework and supersedes IAS 11 Construction Contracts, IAS 18 Revenue, Interpretation 13 Customer Loyalty Programmes, Interpretation 15 Agreements for the Construction of Real Estate, Interpretation 18 Transfers of Assets from Customers, and Interpretation 131 Revenue – Barter Transaction Involving Advertising Services. This standard is applicable to annual reporting periods

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

New standards and interpretations issued but not yet effective (cont’d)

IFRS 15 Revenue from Contracts with Customers (cont’d)

beginning on or after 1 January 2018, with early adoption permitted once approved by the AASB in Australia. Under the new standard, an entity should recognise revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Hence, the revenue will be recognised when control of goods or services is transferred, rather than on transfer of risks and rewards as is currently in IAS 18 Revenue. This new standard requires the use of either method using retrospective application to each reporting period in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, or retrospective application with the cumulative effect of initially applying IFRS 15 recognised directly in equity. The Group is currently assessing the impact of this standard.

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

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

(ii) Provision for impairment of receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgement. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor’s financial position.

(iii) Lease make good provision

A provision has been made for the present value of anticipated costs for future restoration of leased premises. The provision includes future cost estimates associated with closure of the premises. The calculation of this provision requires assumptions such as application of closure dates and cost estimates. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for sites are recognised in the statement of financial position by adjusting the asset and the provision. Reductions in the provision that exceed the carrying amount of the asset will be recognised in profit or loss.

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

(iii) Government grants

Government grants are recognised as revenue when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When grants are received prior to being earned, they are recognised as a liability in the statement of financial position.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the costs that correspond to the income received are prior year costs, the grant received is immediately recognised in the income statement.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Revenue recognition – refer note 4 (cont’d)

(iv) Other income

Other income is recognised when it is probable that the economic benefits associated to the transaction will flow to the entity and the revenue can be reliably measured.

When the income relates to an asset item, it is recognised as income in the period to which the related costs will be recognised in the income statement.

When the income relates to a liability, the fair value is credited to a deferred income account and is released to the income statement when the related revenue is realised.

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

Cash and cash equivalents / held to maturity investments – refer note 9

Cash and short-term deposits in the statement of financial position comprise cash at bank and on hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Held to maturity investments – refer note 9

Held to maturity investments in the statement of financial position include term deposits with an original maturity between 3 and 12 months.

Restricted short-term deposits

As at 30 June 2015 restricted term deposits totalling $24,400 (2014: $24,400) were held under bank guarantees relating to the Group’s leased premises.

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

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation (cont’d)

(ii) Transactions & balances (cont’d)

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

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

For the year ended 30 June 2015

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

For the year ended 30 June 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Share-based payment transactions – refer note 12 (cont’d)

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

Reclassification

Certain information contained in the fiscal 2013 and 2014 consolidated statement of comprehensive income (loss) have been classified to conform to the fiscal 2015 presentation.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

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

The entity is domiciled in Australia. The amount of its revenue from external customers in Australia is $2,622,585 (2014: $2,464,787), and the total revenue from external customers in other countries is $820,616 (2014: $3,288,783). Segment revenues are allocated based on the country in which the customer is located. Revenues of $1,015,339 (2014: $1,139,299) were derived from a single external customer in Australia. This revenue is attributable to the Australian manufacturing segment. There are no intersegment transactions.

All non-current assets are located in Australia for 2015 and 2014.

Operating segments	Research & Development	Manufacturing	Total
2015	$	$	$

Operating revenue
Sales to external customers	-	3,341,107	3,341,107
Total segment revenue	-	3,341,107	3,341,107

Interest income	-	-	102,094
Total revenue			3,443,201

Segment result	(922,418)	(1,760,818)	(2,683,236)

Unallocated other income			174,170
Corporate and administrative costs			(1,869,595)
Other expenses			(305,443)
Net loss			(4,684,104)

Assets
Segment assets	90,396	1,727,496	1,817,892
Cash and cash equivalents			2,813,301
Other assets			425,472
Total assets			5,056,665

Liabilities
Segment liabilities	439,898	390,221	830,119
Unallocated liabilities			764,794
Total liabilities			1,594,913

Other segment information
Acquisition of plant & equipment, and other non-current assets	4,568	295,603	300,171
Unallocated acquisition of plant & equipment, and other non-current assets	-	-	2,015
Depreciation and amortisation	11,866	380,746	392,612
Unallocated depreciation and amortisation	-	-	4,456

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

3.	OPERATING SEGMENTS

Operating segments	Research & Development	Manufacturing	Total
2014	$	$	$

Operating revenue
Sales to external customers	-	5,410,951	5,410,951
Total segment revenue	-	5,410,951	5,410,951

Unallocated revenues
License fee income	-	-	120,000
Interest income	-	-	222,619
Total revenue			5,753,570

Segment result	(780,906)	715,361	(65,545)

Unallocated other income			424,005
Corporate and administrative costs			(1,901,778)
Other expenses			(263,627)
Net loss			(1,806,945)

Assets
Segment assets	99,881	3,575,150	3,675,031
Cash, cash equivalents and held to maturity investments			5,596,215
Other assets			396,974
Total assets			9,668,220

Liabilities
Segment liabilities	228,453	666,302	894,755
Unallocated liabilities			759,543
Total liabilities			1,654,298

Other segment information
Acquisition of plant & equipment, and other non-current assets	3,614	453,245	456,859
Unallocated acquisition of plant & equipment, and other non-current assets			157,380
Depreciation and amortisation	31,558	87,391	118,949
Unallocated depreciation and amortisation			151,355

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

3.	OPERATING SEGMENTS (cont'd)

Operating segments	Research & Development	Manufacturing	Total
2013	$	$	$

Operating revenue
Sales to external customers	-	2,816,281	2,816,281
Total segment revenue	-	2,816,281	2,816,281

Unallocated revenues License fee income	-	-	500,000
Interest income	-	-	193,822
Total revenue			3,510,103

Segment result	(216,884)	(696,604)	(913,488)

Unallocated other income			858,987
Corporate and administrative costs			(1,743,651)
Other expenses			(293,982)
Net loss			(2,092,134)

Assets
Segment assets	74,477	1,635,544	1,710,021
Cash, cash equivalents and held to maturity investments			8,562,774
Other assets			281,843
Total assets			10,554,638

Liabilities
Segment liabilities	86,607	252,692	399,299
Unallocated liabilities			492,828
Total liabilities			832,127

Other segment information
Acquisition of plant & equipment, and other non-current assets	14,757	27,290	42,047
Unallocated acquisition of plant & equipment, and other non-current assets			7,271
Depreciation and amortisation	42,072	91,474	133,546
Unallocated depreciation and amortisation			5,373

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

4.	REVENUE AND EXPENSES

	2015	2014	2013
	$	$	$
(a) Revenue
Manufacturing services revenue	3,341,107	5,410,951	2,816,281
License fee revenue	-	120,000	500,000
Interest revenue	102,094	222,619	193,822
Total revenue from continuing operations	3,443,201	5,753,570	3,510,103

(b) Other income
Research and development tax refund	853,771	613,503	723,278
Other	72,077	81,385	135,709
Total other income	925,848	694,888	858,987

(c) Depreciation, amortisation, and foreign exchange differences
Depreciation	397,068	270,304	138,919
Net foreign exchange loss / (gain)	(3,793)	14,547	(13,679)

(d) Lease payments

Minimum lease payments – operating leases	221,959	152,279	115,019

(e) Employee benefit expenses
Wages and salaries	2,791,833	2,640,236	989,078
Long service leave provision	71,811	30,090	28,541
Share-based payments expenses	131,523	98,534	(7,395)

(f) Finance Costs
Bank charges	5,706	5,384	5,115

(g) Other expenses
Bad debt expense	1,955	24,095	252,928

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

5.	PARENT ENTITY DISCLOSURE

Parent entity information required to be disclosed in accordance with the Corporations Act 2001:

	Parent
	2015	2014	2013
	$	$	$

Current assets	4,376,189	8,767,187	10,108,140
Total assets	4,404,387	8,805,916	10,168,788
Current liabilities	1,048,138	775,761	295,632
Total liabilities	1,076,382	794,605	436,411
Shareholders’ equity
Contributed equity	158,320,862	158,320,862	158,320,862
Options reserve	3,757,428	3,625,905	3,527,371
Accumulated losses	(158,750,285)	(153,935,456)	(152,115,856)
	3,328,005	8,011,311	9,732,377

Net loss for the year	(4,814,829)	(1,819,600)	(2,339,807)
Total comprehensive loss	(4,814,829)	(1,819,600)	(2,339,807)

The parent entity has no contingent assets, contingent liabilities or contractual commitments relating to the purchase of plant or equipment.

6.	INCOME TAX

	Consolidated
	2015	2014	2013
	$	$	$

The prima facie tax, using tax rates applicable in the country of operation, on loss before income tax differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss before income tax @ 30%	(1,405,231)	(726,135)	(844,624)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non deductible items	(209,200)	33,700	1,048
Foreign tax rate adjustment	(102,004)	(108,542)	(111,189)
Under/ over provision	203,548	98,195	(82,418)
Deferred tax assets not recognised	1,512,887	702,782	1,037,183
Income tax benefit	-	-	-

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

6.	INCOME TAX (cont'd)

	2015	2014	2013
	$	$	$
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(882)	(2,665)	(8,202)
Work in progress	(183,475)	(632,763)	(222,353)
Prepayment and other asset	(414)	(740)	(532)
Other	(2,583)	-	(2,940)

Deferred tax assets
Unrealised foreign currency loss
Bad debts provision	-	116,076	119,149
Unearned revenue	4,725	56,899	7,050
Sundry creditors and accruals	54,296	71,913	36,040
Depreciation	73,466	97,522	115,135
Employee entitlements	122,067	105,145	83,225
Make good obligation	82,500	82,500	38,600
Share issue costs, legal and management consulting fees	40,718	87,515	134,311
Patent costs	109,315	106,211	141,448
Losses available for offset against future taxable income	50,780,089	49,479,322	48,875,861
Deferred tax asset	51,079,822	49,566,935	49,316,792
Net deferred tax asset not recognised	(51,079,822)	(49,566,935)	(49,316,792)
Net deferred income tax assets	-	-	-

The benefit of the deferred tax asset will only be obtained if:

(i)	future assessable income of a nature and of an amount sufficient to enable the benefit to be realised is generated;
(ii)	the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii)	no changes in tax legislation adversely affect the Group in realising the benefit.

The Group has tax losses arising in Australia of $154,936,532 (2014: $153,612,141) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules.

The Company has US federal and state net operating loss carry-forwards of approximately US$8,296,000 (2014: US$8,296,000) and US$63,000 (2014: US$63,000), which have a carry forward period between 2028 – 2029 and are available for a maximum of 20 years, subject to a continuity of ownership test.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

7.	EARNINGS/(LOSS) PER SHARE

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	Consolidated
	2015	2014	2013
	$	$	$

Loss used in calculating basic and diluted loss per share	(4,684,104)	(1,806,945)	(2,092,134)

	Number of Shares	Number of Shares	Number of Shares

Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	55,285,315	55,285,315	27,895,773

Basic and diluted earnings/(loss) per share (cents per share)	(8.5)	(3.3)	(7.5)

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

There are 2,019,200 (2014: 1,831,200) options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

8.	DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

9.	CURRENT ASSETS - CASH AND CASH EQUIVALENTS / HELD TO MATURITY INVESTMENTS

	Consolidated
	2015	2014
Cash and cash equivalents	$	$

Cash at bank and on hand	1,186,344	1,981,215
Short-term deposits	1,626,957	1,000,000
Cash and cash equivalents	2,813,301	2,981,215

	Consolidated
	2015	2014
	$	$
Held to maturity investments

Term deposit (> than 3 months maturity)	-	2,615,000
	-	2,615,000

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

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

	Consolidated
	2015	2014	2013
	$	$	$
Reconciliation of net loss after tax to net cash flows from operations
Net loss	(4,684,104)	(1,806,945)	(2,092,134)
Adjustments for:
Depreciation	397,068	270,304	138,919
Share options expensed	131,523	98,534	(7,395)
Loss on disposal of plant and equipment	191	-	5,402

Changes in operating assets and liabilities
(Increase)/Decrease in trade and other receivables	1,778,305	(1,570,241)	259,422
(Increase)/Decrease in prepayments and other assets	(45,337)	(165,965)	6,253
Increase /(Decrease) in trade and other payables	(115,793)	602,771	(929,634)
Increase in provisions	56,408	73,068	58,791
Net cash used in operating activities	(2,481,739)	(2,498,474)	(2,560,376)

10.	TRADE AND OTHER RECEIVABLES

Current	Consolidated
	2015	2014
	$	$
Trade receivables	677,270	957,583
Other receivables (i)	692,359	2,577,271
Provision for impairment of receivables (a)	-	(386,920)
Total current trade and other receivables	1,369,629	3,147,934

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms. Balance includes accrued sales not yet billed which account for $584,294 (2014: $1,936,362).

(a) Impaired trade and other receivables

As at 30 June 2015 there were no impaired current trade and other receivables (2014: $386,920). The amount of the impairment recognised in the 2015 year was $1,955 (2014: $24,095). This relates to expenses paid on behalf of the group’s associate, EPI Pharmaceuticals Inc. following its complete dissolution on 31 July 2014.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

10. TRADE AND OTHER RECEIVABLES (Cont’)

a) Impaired trade and other receivables (cont’d)

Movements in the provision for impairment of receivables are as follows:

	Consolidated
	2015	2014
	$	$
At 1 July	386,920	397,165
Provision for impairment recognised during the year	1,955	24,095
Receivables written off during the year as uncollectible	(388,875)	(34,340)
Unused amount reversed	-	-
At 30 June	-	386,920

The creation and release of the provision for impaired receivables has been included in ‘other expenses’ in profit or loss. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

(b) Past due but not impaired

As at 30 June 2015, trade receivables of $94,050 (2014: $634,555) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2015	2014
	$	$
Up to 3 months	94,050	634,555
3 – 6 months	-	-
over 6 months	-	-
	94,050	634,555

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

(c) Concentration of credit risk

The Group’s concentration of credit risk relates to its receivable from Zoetis Group of $319,239 (2014: $325,808), and Medigen Biotechnology Co (Taiwan) amounting to $175,000 (2014: $267,794). These receivables represent 73% of the trade receivables balance (2014: 62%).

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

11.	NON-CURRENT ASSETS - PLANT & EQUIPMENT

			Consolidated
	1 July 2014	Transfer	Additions	Disposals	Depreciation	Impairment	30 June 2015
	$	$	$	$	$	$	$
Plant & equipment
At cost	4,671,550	50,266	288,361	(79,260)	-	-	4,930,917
Accumulated depreciation	(4,480,113)	(7,121)	-	79,260	(101,772)	-	(4,509,746)
	191,437	43,145	288,361	-	(101,772)	-	421,171

Office equipment
At cost	170,580	-	9,395	(3,331)	-	-	176,644
Accumulated depreciation	(140,544)	-	-	2,540	(16,389)	-	(154,393)
	30,036	-	9,395	(791)	(16,389)	-	22,251

Leasehold improvements
At cost	1,121,497	(50,266)	4,430	(146,332)	-	-	929,329
Accumulated depreciation	(803,875)	7,121	-	146,332	(278,907)	-	(929,329)
	317,622	(43,145)	4,430	-	(278,907)	-	-
TOTAL	539,095	-	302,186	(791)	(397,068)	-	443,422

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2015

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT (cont’d)

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

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (i.e. no longer an employee), are forfeited and not capable of exercise. When an option holder becomes ineligible and the options have already vested then the option holder has 3 months to exercise or they expire. Options must be exercised by the expiry dates or they lapse. The vesting period of the most recent options granted during the year ranges from 1 to 13 months of service from the grant date.

At 30 June 2015 there were 989,200 employee options outstanding (2014:831,200).

(b) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (‘the Consultant Plan”). The Consultant Plan rules are consistent with the Employee Plan rules, in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months. The vesting period of the most recent options granted during the year ranges from 1 to 11 months of service from the grant date.

At 30 June 2015 there were 30,000 consultant options outstanding (2014: nil).

(c) Mercer Capital options

Under the terms of the Underwriting Agreement dated 15 March 2013, Progen issued Mercer Capital 1,000,000 unlisted options (“Options”) on 22 May 2013 as part of the Rights Issue underwriting fee. The options have an exercise price of $0.30 and expire on 13 March 2016. The grant date fair value of each option was $0.05.

At 30 June 2015 there were a total of 1,000,000 unlisted options over shares issued to Mercer Capital (2014: 1,000,000).

The following table summarises information about all options outstanding at 30 June 2015:

2015
Tranche	Grant Date	Expiry Date	Exercise Price	Balance at start of year	Granted in year	Exercised in year	Lapsed during year	Balance at end of year	Vested and exercisable at end of year
1	1 Jan 2011	1 Jan 2016	$0.29	90,000	-	-	-	90,000	90,000
2	15 Mar 2013	13 Mar 2016	$0.30	1,000,000	-	-	-	1,000,000	1,000,000
3	19 Aug 2013	25 Sep 2018	$0.21	30,000	-	-	-	30,000	30,000
4	1 Apr 2014	1 Apr 2018	$1.20	142,800	-	-	-	142,800	142,800
5	1 Apr 2014	1 Jan 2018	$1.30	285,600	-	-	(26,000)	259,600	259,600
6	1 Apr 2014	1 Oct 2018	$1.50	282,800	-	(30,000)	(26,000)	226,800	-
7	7 Nov 2014	1 Dec 2018	$1.20	-	270,000	-	(150,000)	120,000	120,000
8	7 Nov 2014	1 Jun 2018	$1.30	-	270,000	(150,000)	-	120,000	120,000
9	7 Nov 2014	1 Dec 2018	$1.50	-	150,000	(150,000)	-	-	-
10	7 Nov 2014	1 Apr 2018	$1.20	-	14,000	-	(8,000)	6,000	6,000
11	7 Nov 2014	1 Jan 2018	$1.30	-	28,000	-	(16,000)	12,000	12,000
12	7 Nov 2014	1 Oct 2018	$1.50	-	28,000	-	(16,000)	12,000	-
				1,831,200	760,000	(330,000)	(242,000)	2,019,200	1,780,400
Weighted average exercise price				0.71	1.31	1.41	1.27	0.75	0.65
Weighted average share price at date of exercise				-	-	-	-	-	-

12. SHARE BASED PAYMENTS (cont’d)

2014
Tranche	Grant Date	Expiry Date	Exercise Price	Balance at start of year	Granted in year	Exercised in year	Lapsed during year	Balance at end of year	Vested and exercisable at end of year
1	1 Jan 2011	1 Jan 2016	$0.29	90,000	-	-	-	90,000	90,000
2	15 Mar 2013	13 Mar 2016	$0.30	1,000,000	-	-	-	1,000,000	1,000,000
3	19 Aug 2013	25 Sep 2018	$0.21	-	30,000	-	-	30,000	30,000
4	1 Apr 2014	1 Apr 2018	$1.20	-	142,800	-	-	142,800	142,800
5	1 Apr 2014	1 Jan 2018	$1.30	-	285,600	-	-	285,600	-
6	1 Apr 2014	1 Oct 2018	$1.50	-	282,800	-	-	282,800	-
				1,090,000	741,200	-	-	1,831,200	1,262,800
Weighted average exercise price				0.30	1.31	-	-	0.71	0.40
Weighted average share price at date of exercise				-	-	-	-	-	-

The weighted average remaining contractual life of share options outstanding at the end of the period was 1.30 years (2014: 2.57 years).

The weighted average fair value of options granted during the year was $0.07 (2014: $0.31).

Fair value of options granted

The fair value of the equity-settled share options is estimated as at the date of grant using the Black Scholes model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used in the valuation of the options:

	2015	2014
Expected volatility	112%	43%
Risk-free rate average	2.62% to 2.85%	3.40%
Expected life average (years)	3 to 4	4.4
Dividend yield	-	-
Weighted average exercise price ($)	1.20 to 1.50	1.31
Share price at grant date ($)	0.17	1.03 to 1.07

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

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were $131,523 (2014 credits: $98,534).

13. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated
	2015	2014
	$	$
Trade creditors (i)	587,504	359,696
Unearned income(ii)	15,750	189,664
Other creditors (iii)	309,768	479,455
	913,022	1,028,815

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies (US$) - $92,573 (2014: $100,058).

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)   Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii) Unearned income mainly include payments received in advance for materials to be purchased in contract manufacturing projects from Medigen of $15,750 (2014: $76,820).

(iii) Other creditors are non-interest bearing and have a term between 30 days and 12 months

14. PROVISIONS

Make good provision

In accordance with the lease agreement terms, the Group must restore its leased premises situated at Darra, Brisbane to its original condition at the end of the lease term. There was no increase in the make good provision recognised in the 2015 financial year (2014 increase: $146,332) as the provision has reached the full estimated cost to restore the facility, i.e. $275,000.

Due to the long-term nature of the Darra premises make good liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred.

	Consolidated
	2015	2014
	$	$
Make good provision	275,000	275,000
Employee benefits provision
Long service leave	235,734	187,275
Annual leave	171,157	163,208
	406,891	350,483
	681,891	625,483

Movement in provision

	Make good provision	Annual leave	Long service leave	Total
	$	$	$	$
Consolidated
At 1 July 2014	275,000	163,208	187,275	625,483
Arising during the year	-	219,518	71,811	291,329
Utilised	-	(211,569)	(23,352)	(234,921)
At 30 June 2015	275,000	171,157	235,734	681,891

Current 2015	275,000	171,157	193,235	639,392
Non-current 2015	-	-	42,499	42,499
	275,000	171,157	235,734	681,891

Current 2014	275,000	163,208	137,793	576,001
Non-current 2014	-	-	49,482	49,482
	275,000	163,208	187,275	625,483

15. CONTRIBUTED EQUITY

	Consolidated
	2015	2014
	$	$
a) Issued and paid up capital
Ordinary shares fully paid	158,320,862	158,320,862

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

15. CONTRIBUTED EQUITY (cont’d)

b) Movements in shares on issue	2015		2014
	Number of shares	Amount	Number of shares	Amount
		$		$

Beginning of the financial year	55,285,315	158,320,862	55,285,315	158,320,862
Issued during the year:	-	-	-	-

End of the financial year	55,285,315	158,320,862	55,285,315	158,320,862

c) Share options

At 30 June 2015 there were a total of 2,019,200 (2014: 1,831,200) unissued ordinary shares in respect of which options were outstanding.

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

16. ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	Consolidated
	2015	2014
	$	$
Balance 1 July	(154,003,394)	(152,196,449)
Net loss	(4,684,104)	(1,806,945)
Balance 30 June	(158,687,498)	(154,003,394)

Reserves

Employee reserve

The employee reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration.

	Consolidated
Employee reserve	2015	2014
	$	$
Balance 1 July	3,625,905	3,527,371
Employee option expense	131,523	98,534
Balance 30 June	3,757,428	3,625,905

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

16. ACCUMULATED LOSSES AND RESERVES (cont’d)

Foreign currency translation reserve (cont’d)

	Consolidated

	2015	2014
Foreign currency translation reserve	$	$
Balance 1 July	70,549	70,727
Foreign currency translation	411	(178)
Balance 30 June	70,960	70,549

Total Reserves	3,828,388	3,696,454

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

17.     FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

Liquidity risk (cont’d)

The table below reflects all financial liabilities as of 30 June 2015. Financial liabilities are presented at their undiscounted cash flows. Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2015. The Group had no derivative financial instruments at 30 June 2015.

The remaining contractual maturities of the Group’s financial liabilities are:

	Consolidated
	2015	2014
	$	$
1 year or less	913,022	1,028,815

Foreign currency risk

At 30 June 2015, the Group held US$2,289 (2014: US$149,923) in cash deposits.

At 30 June 2015, the Group had the following exposure to US$ currency shown in AU$:

	Consolidated
	2015	2014
	$	$
Financial assets
Cash and cash equivalents	2,989	158,834
Financial liabilities
Trade and other payables	92,573	100,058

Net exposure	(89,584)	58,776

At 30 June 2015, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2015	2014	2015	2014
	$	$	$	$
Consolidated
AUD/USD + 15% (2014: +10%)	11,685	(5,343)	11,685	(5,343)
AUD/USD - 15% (2014: - 10%)	(15,809)	6,531	(15,809)	6,531

The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank and on hand of $1,186,344 earns interest at floating rates based on daily and “at call” bank deposit rates. Short term deposits of $1,626,957 are made for varying periods of between one to three months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to note 9 for details on the Group’s cash and cash equivalents at 30 June 2015.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the reporting date.

At 30 June 2015, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

Interest rate risk (cont’d)

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2015	2014	2015	2014
	$	$	$	$

Consolidated
+ 0.5% / 50 basis points (2014: + 0.5%)	14,067	27,981	14,067	27,981
- 1.0% / 100 basis points (2014: - 1.0%)	(28,133)	(55,962)	(28,133)	(55,962)

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

Consolidated Financial instruments 2015	6 months or less	6 to 12 months	More than 12 months	Total carrying amount as per the statement of financial position	Weighted average effective interest rates
	$	$	$	$	$
Consolidated financial assets
Cash and cash equivalents	2,813,301	-	-	2,813,301	1.50%
Held-to maturity investments	-	-	-	-	0.0%
Trade and other receivables	1,369,629	-	-	1,369,629	0.0%
Security deposit	-	-	24,400	24,400	2.75%
	4,182,930	-	24,400	4,207,330

Consolidated financial liabilities
Trade and other payables	913,022	-	-	913,022	0.0%
	913,022	-	-	913,022
Net maturity	3,269,908	-	24,400	3,294,308

Consolidated Financial instruments 2014	6 months or less	6 to 12 months	More than 12 months	Total carrying amount as per the statement of financial position	Weighted average effective interest rates
	$	$	$	$	$
Consolidated financial assets
Cash and cash equivalents	1,981,215	-	-	1,981,215	0.0%
Held-to maturity investments	1,000,000	-	2,615,000	3,615,000	3.5%
Trade and other receivables	3,147,934	-	-	3,147,934	0.0%
Security deposit	-	-	24,400	24,400	3.4%
	6,129,149	-	2,639,400	8,768,549
Consolidated financial liabilities
Trade and other payables	1,028,815	-	-	1,028,815
	1,028,815	-	-	1,028,815	0.0%
Net maturity	5,100,334	-	2,639,400	7,739,734

18.	EXPENDITURE COMMITMENTS

	Consolidated
	2015	2014

Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments
Total not later than one year	83,711	12,250
- later than one and not longer than five years:	3,285	697
- aggregate lease expenditure contracted for at balance date	86,996	12,947

19.	EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	Consolidated
	2015	2014

The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	104,269	117,741
Provisions (current)	364,392	301,001
Provisions (non-current)	42,499	49,482
	511,160	468,224

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The Group contributed $345,082 on behalf of employees to superannuation funds (considered a related party) for the year ended 2015 (2014: $289,314).

20.	CONTINGENT LIABILITIES AND ASSETS

There are no contingent liabilities or contingent assets at 30 June 2015 that require disclosure in the financial report.

21.     SUBSEQUENT EVENTS

Proposed acquisition of TBG and Strategic Review

On 1 May 2015, Progen announced that it has signed a Binding Term Sheet to acquire the company TBG Inc. (“TBG”) (the “Strategic Transaction”) from Medigen Biotechnology Corporation, subject to due diligence, ASX, US OTC, ASIC, Taipei Exchange (“TPEx”), regulatory and shareholder approvals.

On 16 October 2015, the Company announced that it has now signed a share sale and purchase agreement (SSPA) with Medigen Biotechnology Corporation. Pursuant to the share sale and purchase agreement (SSPA), Progen has agreed to issue 101,722,974 new ordinary shares (being 64.8% of the total expanded capital base) to Medigen in consideration of its acquisition of 100% of the issued share capital of TBG.

The completion of the TBG Acquisition is subject to the satisfaction or waiver by the parties of the following outstanding conditions precedent:

1.

the Company obtaining all necessary Shareholder approvals pursuant to the ASX Listing Rules, Corporations Act or any other law to allow the Company to complete the matters contemplated by the TBG Acquisition including, without limitation, for the issue of the consideration as specified above;

21.     SUBSEQUENT EVENTS (cont’d)

Proposed acquisition of TBG and Strategic Review (cont’d)

2.

the Company obtaining all necessary regulatory approvals pursuant to the ASX Listing Rules, Corporations Act or any other law required to allow the parties to lawfully complete the matters set out in the SSPA;

3.	the Company completing a raising under a prospectus of not less than $10 million (up to a maximum of $14.5 million) at $0.21 per Share;

4.	ASX conditionally confirming that it will re-admit the Company to the Official List; and

5.	to the extent required by the ASX or the ASX Listing Rules, Medigen entering into a restriction agreement with the Company in relation to the Consideration Shares.

If the conditions are not satisfied (or waived) (or become incapable of being satisfied and are not waived) on or before 5.00pm AEST on 30 November 2015 (or such other date as the parties approve in writing), then either the Company or Medigen may terminate the SSPA by written notice to the other party.

Progen has also commenced a review of whether to retain, demerge or divest some or all of its current activities in light of the proposed acquisition of TBG (the “Strategic Review”). Progen is currently conducting clinical stage drug development activities with the Phase 1 clinical trial of PG545 directed at testing the safety and tolerability of this drug for use in oncology, and owns a contract manufacturing biopharmaceutical company, PharmaSynth Pty Limited. Progen has determined that it will retain the asset PI-88 and this will not form part of the Strategic Review. The Strategic Review will consider a variety of options with the objective of maximising value for all of the Company’s shareholders. Initially, the Company indicated that it anticipates the Strategic Review will take approximately 2 to 4 months from 1 May 2015, the date of announcement. However, a final decision has not yet been undertaken at this stage.

22. AUDITORS’ REMUNERATION

	Consolidated
	2015	2014

(a) Amounts received or due and receivable by BDO for:
Audit or review of the financial reports of the entity
- The Australian financial reports of the entity	63,000	55,000

(b) Amounts received or due and receivable by PKF O’Connor Davies for:
Audit or review of the financial reports of the entity
- The US financial report of the entity	37,883	28,000
	100,883	83,000

(c) Other non-audit services in relation to the entity[1]	63,943	53,917

(d) Other audit services performed by other auditor[2]	-	3,605

	164,826	140,522

1 Non-audit services received from BDO for tax services

2 During the prior year, the Group received audit services from Ernst & Young in relation to the re-issuance of 2013 auditor’s opinion as required under the US 20-F annual reporting purposes.

23. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) Remuneration of directors and other key management personnel

	2015 $	2014 $
Short term benefits	1,009,384	1,004,699
Long term benefits	18,449	6,224
Post-employment benefits	86,856	75,144
Share-based payments	71,400	24,801
Termination payments	-	-
Total key management personnel compensation	1,186,089	1,110,868

(i)	Details of remuneration of key management personnel

Table 1: Directors’ remuneration for the year ended 30 June 2015

		Short term			Post employment	Long term benefits	Share-based payment
Directors		Salary and fees[5] $	Cash bonus $	Non monetary benefits $	Super- annuation $	Long service leave[6] $	Options $	Total $	Options Remune-ration %
Stuart James[1]	2015	-	-	-	-	-	-	-	-
	2014	94,375	-	-	-	-	-	94,375	-
Indrajit Arulampalam	2015	80,000	-	-	-		8,703	88,703	9.8
	2014	75,906	-	-	-	-	-	75,906	-
Woei-Jia Jiang[2]	2015	-	-	-	-	-	-	-	-
	2014	3,360	-	-	311	-	-	3,671	-
Heng Tang[3]	2015	140,729	-	-	13,727	(225)	11,790	166,021	7.1
	2014	177,771	-	-	15,804	225	-	193,800	-
Hongjen Chang	2015	60,000	-	-	-	-	8,703	68,703	12.7
	2014	35,231	-	-	-	-	-	35,231	-
Christopher Harvey[4]	2015	17,500	-	-	-	-	-	17,500	-
	2014	-	-	-	-	-	-	-	-
Total – Executive and Non-Executive Directors	2015	298,229	-	-	13,727	(225)	29,196	340,927	8.6
	2014	386,643	-	-	16,115	225	-	402,983	-

1 Retired 28 November 2013

2 Resigned 12 July 2013

3 Resigned 13 March 2015

4 Appointed 16 March 2015

5 Includes changes in accruals for annual leave

6 This pertains to the movements in long service leave provision

23. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(a) Remuneration of directors and other key management personnel (cont’d)

(i)	Details of remuneration of key management (cont’d)

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2015.

		Short term			Post employment	Long term benefits	Share-based payment
Other key management personnel		Salary and fees[4] $	Cash bonus $	Non monetary benefits $	Super- annuation $	Long service leave[5] $	Options $	Total $	Options Remune-ration %
Fleur Lankesheer	2015	185,272	-	-	25,507	2,751	9,109	222,639	4.1
	2014	167,642	-	-	24,314	1,790	5,722	199,468	2.9
Leslie Tillack	2015	169,313	-	-	15,200	13,610	18,219	216,342	8.4
	2014	140,828	5,484[3]	-	12,450	3,997	11,444	174,203	6.57
Blair Lucas	2015	59,000	-	-	-	-	1,672	60,672	2.8
	2014	45,727	-	-	-		-	45,727	-
Lee Horobin[1]	2015	57,466	-	-	-	-	2,531	59,997	4.2
	2014	104,089	-	-	-		-	104,089	-
Keith Dredge	2015	186,118	-	-	25,473	801	9,109	221,501	4.1
	2014	154,286	-	-	22,265	212	7,635	184,398	4.1
Generosa Hipona[2]	2015	53,986	-	-	6,949	1,512	1,564	64,011	2.4
	2014	-	-	-	-	-	-	-	-
Total - Other key management personnel	2015	711,155	-	-	73,129	18,674	42,204	845,162	5.0
	2014	615,272	5,484	-	59,029	5,999	24,801	707,885	3.5

1 Contract finished 1 December 2014

2 Became KMP 1 December 2014

3 Incentive bonus granted on 9 December 2013 based on the achievement of certain non-financial objectives. 100% of the bonus vested and was paid in the 2014 financial year. The bonus paid to Leslie Tillack represents 20% of the available bonus.

4 Includes changes in accrual for annual leave

5This pertains to the movements in long service leave provision

23. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(a) Remuneration of directors and other key management personnel (cont’d)

(ii)	Key management personnel equity holdings

Option holdings of key management personnel

2015	Balance at beginning of period	Granted as remuner- ation	Options forfeited	Options lapsed	Balance at end of period	At 30 June 2015
Directors	1 July 2014				30 June 2015	Total Vested	Total Non-Vested
I.S. Arulampalam	-	120,000	-	-	120,000	120,000	-
H. Chang	-	120,000	-	-	120,000	120,000	-
H. Tang[1]	-	450,000	(300,000)[5]	(150,000)[6]	-	-	-
C. Harvey[2]	-	-	-	-	-	-	-
Executives
F. Lankesheer	80,000	-	-	-	80,000	60,000	20,000
L. Tillack	100,000	-	-	-	100,000	60,000	40,000
B. Lucas	-	30,000	-	-	30,000	18,000	12,000
L. Horobin[3]	-	40,000	-	(40,000)[7]	-	-	-
K. Dredge	80,000	-	-	-	80,000	60,000	20,000
G. Hipona[4]	45,000	-	-	-	45,000	35,000	10,000
Total	305,000	760,000	(300,000)	(190,000)	575,000	473,000	102,000

1 Resigned 13 March 2015

2 Appointed 16 March 2015

3 Finished contract 1 December 2014

4 Became KMP 1 December 2014

     5 Options forfeited 13 March 2015 due to resignation

     6 Options lapsed 13 June 2015 due to non-exercise

     7 Options lapsed 1 June 2015 due to non-exercise

2014	Balance at beginning of period	Granted as remuner- ation	Options forfeited	Options expired	Balance at end of period	At 30 June 2014
Directors	1 July 2013				30 June 2014	Total Vested	Total Non-Vested
WJ Jiang[1]	-	-	-	-	-	-	-
S. B. James[2]	-	-	-	-	-	-	-
H. Tang	-	-	-	-	-	-	-
I.S. Arulampalam	-	-	-	-	-	-	-
H. Chang[3]	-	-	-	-	-	-	-
Executives
F. Lankesheer	30,000	50,000	-	-	80,000	40,000	40,000
L. Tillack	-	100,000	-		100,000	20,000	80,000
B. Lucas	-	-	-	-	-	-	-
L. Horobin	-	-	-	-	-	-	-
K. Dredge[4]	-	80,000	-	-	80,000	40,000	40,000
Total	30,000	230,000	-	-	260,000	100,000	160,000

1 Resigned 12 July 2013

2 Retired 28 November 2013

3 Appointed 29 November 2013

4 Commenced 19 August 2013

23. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(a) Remuneration of directors and other key management personnel (cont’d)

(iii)	Key management personnel equity holdings (cont’d)

Shareholdings of key management personnel

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 14	On exercise of options	Net change other	Balance 30 June 15

Directors
I. S. Arulampalam	40,000	-		40,000
H. Chang	-	-	-	-
H. Tang[1]	117,354	-	(117,354)	-
C. Harvey[2]	-	-	-	-

Executives
F. Lankesheer	-	-	-	-
L. Tillack	-	-	-	-
B. Lucas	-	-	-	-
L. Horobin[3]	-	-	-	-
K. Dredge	-	-	-	-
G. Hipona[4]	-	-	-	-
Total	157,354	-	(117,354)	40,000

[1] Resigned 13 March 2015 [2] Appointed 16 March 2015 [3] Finished contract 1 December 2014 [4] Became KMP 1 December 2014

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 13	On exercise of options	Net change other	Balance 30 June 14

Directors
WJ Jiang[1]	483,800	-	(483,800)	-
S. B. James[2]	-	-	-	-
H. Tang	64,354	-	53,000	117,354
I. S. Arulampalam	-	-	40,000	40,000
H. Chang[3]	-	-	-	-

Executives
F. Lankesheer	-	-	-	-
L. Tillack	-	-	-	-
B. Lucas	-	-	-	-
L. Horobin	-	-	-	-
K. Dredge[4]	-	-	-	-
Total	548,154	-	(390,800)	157,354

[1] Resigned 12 July 2013 [2] Retired 28 November 2013 [3] Appointed 29 November 2013 [4] Commenced 19 August 2013

23. DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c) Subsidiaries

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiaries listed in the following table:

Name	Country of Incorporation	% Equity Interest
		2015	2014

Progen Pharmaceuticals Inc.	United States	100	100
PharmaSynth Pty Ltd	Australia	100	100
Darra Investment Holdings Pty Ltd	Australia	100	-